Form 20-F
period 2002-12-31
TRACER PETROLEUM CORPORATION
filed 2003-07-25
CIK 849997

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

         |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

         |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For Fiscal Year ended December 31, 2002

         |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ________to________

                         Commission file number 0-17729

                          TRACER PETROLEUM CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                            British Columbia, Canada
                 (Jurisdiction of incorporation or organization)

                Suite 2600 255-5th Avenue SW Calgary, AB. T2P 3G6
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the
Act:                                                                        None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:
                         Common Stock, without par value
                                (Title of Class)
                         Common Stock Purchase Warrants
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:                                                                 None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                                                        10,511,339 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports). and (2) has been subject to such filing requirements for the past 90 days.
                                                                  Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                       Item 17 |X|   Item 18 |_|

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                                                  Not Applicable

                          TRACER PETROLEUM CORPORATION
           FORM 20-F ANNUAL REPORT FISCAL 2002 ENDED DECEMBER 31, 2002

                                TABLE OF CONTENTS

                                    PART                                   Page

Item 1.   Identity of Directors, Senior Management and Advisers             4
Item 2.   Offer Statistics and Expected Timetable                           4
Item 3.   Key Information                                                   4
Item 4.   Information on the Company                                        12
Item 5.   Operating and Financial Review and Prospects                      21
Item 6.   Directors, Senior Management and Employees                        23
Item 7.   Major Shareholders and Related Party Transactions                 31
Item 8.   Financial Information                                             33
Item 9.   The Listing                                                       33
Item 10.  Additional Information                                            35
Item 11.  Quantitative and Qualitative Disclosure About Market Risk         37
Item 12.  Description of Securities other than Equity Securities            37

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies                   38
Item 14.  Material Modifications to the rights of Security Holders and
          Use of Proceeds                                                   38
Item 15.  Controls And Procedures                                           38
Item 16A. Audit Committee Financial Expert                                  39
Item 16B. Code Of Ethics                                                    39
Item 16C. Principal Accountant Fees And Services                            40

                                    PART III

Item 17.  Financial Statements                                              40
Item 18.  Financial Statements                                              55
Item 19.  Exhibits                                                          55

Signatures                                                                  57
Certifications                                                              58
Exhibit Index                                                               61

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the information in this prospectus contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events and are based on our management's beliefs, as well as assumptions made by and information currently available to them. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include the words "anticipate," "believe," "budget," "estimate," "expect," "intend," "objective," "plan," "probable" "possible," "potential," "project" and other words and terms of similar meaning in connection with any discussion of future operating or financial performances.

      Any or all of our forward-looking statements in this Form 20-F may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many of these factors, including the risks outlined under "Risk Factors," will be important in determining our actual future results, which may differ materially from those contemplated in any forward-looking statements. These factors include, among others, the following:

      -     oil and natural gas price volatility;

      - uncertainties in the estimates of proved reserves and in the projection of future rates of production and timing of development expenditures;

      -     our ability to find and acquire additional reserves;

      - risks associated with acquisitions, exploration, development and production;

      -     operating hazards attendant to the oil and natural gas business;

      - potential constraints on our ability to market reserves due to limited transportation space;

      - risks associated with the financing, construction and operation of the methanol plant in which we expect to acquire an interest;

      -     climatic conditions;

      -     availability and cost of labor, material, equipment and capital;

      -     ability to employ and retain key managerial and technical personnel;

      - international, national, regional or local political and economic uncertainties, including changes in energy policies, foreign exchange restrictions and currency fluctuations;

      - adverse regulatory or legal decisions, including those under environmental laws and regulations;

      -     the strength and financial resources of our competitors;

      -     general economic conditions; and

      -     our ability to continue as a going concern.

      When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

      Although we believe that the expectations reflected in the forward-looking statement are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as otherwise required by United States securities laws, we are under no duty to update any of the forward looking statements after the date of this Form 20-F to conform them to actual results or to changes in our expectations. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

      Not applicable to Form 20-F filings as annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

      Not applicable to Form 20-F filings as annual report.

ITEM 3. KEY INFORMATION.

      The following is a summary of key information about our financial condition, capitalization and the risk factors pertaining to our business.

Currency Exchange Rates

      Table No. 3(A)(1) sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended December 31, the average rates for each year, and the range of high and low rates for each year. Table 3(A)(2) sets forth the high and low exchange rates for each month during the previous six months. For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the year.

                                Table No. 3(A)(1)
                           U.S. Dollar/Canadian Dollar

                          Currency Exchange Table No. 1
                           U.S. Dollar/Canadian Dollar
-----------------------------------------------------------------------------
                                                Average  High    Low   Close
-----------------------------------------------------------------------------
          Fiscal Year Ended 12/31/02             1.57    1.62   1.51   1.58
-----------------------------------------------------------------------------
          Fiscal Year Ended 12/31/01             1.55    1.60   1.49   1.59
-----------------------------------------------------------------------------
          Fiscal Year Ended 12/31/00             1.49    1.56   1.44   1.50
-----------------------------------------------------------------------------
          Fiscal Year Ended 12/31/99             1.49    1.51   1.46   1.44
-----------------------------------------------------------------------------
          Fiscal Year Ended 12/31/98             1.48    1.58   1.41   1.54
-----------------------------------------------------------------------------

The current rate of exchange was 1.3702 on July 8, 2003.

                                Table No. 3(A)(2)
                           U.S. Dollar/Canadian Dollar
--------------------------------------------------------------------
                01/03    02/03    03/03    04/03    05/03    06/03
--------------------------------------------------------------------
    High       $1.5750  $1.5315  $1.4905  $1.4843  $1.4221  $1.3768
--------------------------------------------------------------------
     Low       $1.5220  $1.4880  $1.4659  $1.4336  $1.3446  $1.3348
--------------------------------------------------------------------

A. Selected Financial Data

The tables below present selected financial information. Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Table 3(A)(3) presents selected financial information under Canadian GAAP and Table 3(A)(4) presents the same information assuming we had reported under US GAAP (see note 10 to the consolidated financial statements) These tables should be read in conjunction with the financial statements and notes thereto and Management Discussion and Analysis included elsewhere in this annual report. All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated.

                                Table No. 3(A)(3)
                        Selected Financial Data CDN GAAP
                           (CDN $ in '000, except EPS)

                                 ------------------------------------------------------------------
                                    Year Ended    Year Ended   Year Ended   Year Ended   Year Ended
                                     12/31/02      12/31/01     12/31/00     12/31/99     12/31/98
---------------------------------------------------------------------------------------------------
Revenue                              $     --      $     1      $     1      $ 1,080      $  1,966
Operating Income/(Loss)              $   (783)     $(1,195)     $(1,665)     $(2,891)     $(13,071)
Income/(Loss)                        $ (1,058)     $(1,514)     $(2,028)     $(3,225)     $(12,846)
Earnings (Loss) per share            $  (0.10)     $ (0.17)     $ (0.28)     $ (0.74)     $  (3.46)
Diluted Earnings (Loss) per share          --           --           --           --            --
Dividends per share                  $   0.00      $  0.00      $  0.00      $  0.00      $   0.00
Weighted Avg. Shares O/S ('000)        10,404        8,734        7,338        4,351         3,717
---------------------------------------------------------------------------------------------------
Working Capital                      $   (587)     $  (574)     $  (281)     $   592      $    262
Resource Properties (1)              $     --      $    --      $   149      $    --      $  1,432
Long-Term Debt                       $     --      $    --        $ Nil        $ Nil         $ Nil
Shareholders' Equity                 $   (576)     $   242      $   838      $   986      $  3,404
Capital Stock                          10,511        9,529        7,845        5,111         4,087
Total Assets                         $     71      $   852      $ 1,164      $ 1,379      $  3,669
---------------------------------------------------------------------------------------------------

(1) Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

                                Table No. 3(A)(4)
                         Selected Financial Data US GAAP
                           (CDN $ in '000, except EPS)

                                 ------------------------------------------------------------------
                                    Year Ended    Year Ended   Year Ended   Year Ended   Year Ended
                                     12/31/02      12/31/01     12/31/00     12/31/99     12/31/98
--------------------------------------------------------------------------------------------------
Revenue                              $     --      $     1      $     1      $ 1,080      $  1,966
Operating Income/(Loss)              $   (783)     $(1,195)     $(1,665)     $(2,540)     $(12,453)
Income/(Loss)                        $ (1,064)     $(1,785)     $(2,028)     $(2,873)     $(12,228)
Earnings (Loss) per share            $  (0.10)     $ (0.20)     $ (0.28)     $ (0.66)     $  (3.29)
Diluted Earnings (Loss) per share    $  (0.10)     $ (0.20)     $ (0.28)     $ (0.66)     $  (3.29)

Dividends per share                  $   0.00      $  0.00      $  0.00      $  0.00      $   0.00
Wgt. Avg. Shares O/S ('000)            10,404        8,734        7,338        4,351         3,717
--------------------------------------------------------------------------------------------------
Working Capital                      $   (598)     $  (221)     $  (281)     $   592      $    216
Resource Properties                  $     --      $    --      $   149      $    --      $  1,080
Long-Term Debt                       $     --      $    --      $   Nil      $   Nil      $    Nil
Shareholders' Equity                 $   (876)     $   (51)     $   838      $   986      $  3,007
Capital Stock                          10,511        9,529        7,845        5,111         4,087
Total Assets                         $     71      $   852      $ 1,164      $ 1,379      $  3,272
--------------------------------------------------------------------------------------------------

B. Risk Factors

GENERAL BUSINESS RISKS

      o     We have a history of operating losses.

      We sustained operating losses for each of the fiscal years ended December 31, 2002, 2001 and 2000 of, respectively $1,058,276, $1,513,911, and $2,028,006.
We also anticipate sustaining a loss from operations for the fiscal years ended December 31, 2003. If we do not achieve profitable operations in the near future we will be required to seek additional debt, equity, or other types of funding. No assurance can be given that funding will be available to us when and if required.

      o We will need additional funds in order to implement our intended projects and there is no assurance that such funds will be available as, if and when, need.

      Cash flow from operations for the fiscal years ended December 31, 2002, 2001, and 2000 were ($715,887), $(1,193,841), and $(1,583,300) respectively. We have been dependent upon the proceeds of equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us . There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests in oil and gas properties.

      o     We do not intend to pay dividends in the foreseeable future.

            We have paid no dividends on our common shares since inception and do not plan to pay dividends in the foreseeable future. See "Description of Common Shares."

      o We are in default under the loan agreement with Roc Oil and we may not be able to repay our loan from Roc Oil Limited which was due on the May 1, 2003.

            We have received loans aggregating US$255,944 from Roc. Roc has the option to convert this loan amount (including accrued and unpaid interest thereon) into our common shares and warrants exercisable for our common shares on or before May 1, 2003. We are currently in discussions with Roc which may result in certain amendments to the loan agreement, including an extension of the Maturity Date, revisions to the conversion privileges and deletion of the right to receive warrants. We cannot assure you that we will be able to reach an agreement with Roc regarding the repayment of the loan. If we do not reach an agreement with Roc regarding the repayment of the loan we will be required to repay the loan from current working capital which may adversely affect future operations.

      o The market price of our common shares has been and will in all likelihood, continue to be volatile.

            The market price of our common shares has fluctuated over a wide range and it is likely that the price of our Common Stock will fluctuate in the future. Announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of the common shares.

      o The value and transferability of our shares may be adversely impacted by the limited trading market for our shares and the penny stock rules.

            There is only a limited trading market for our shares on the OTCBB. There can be no assurance that this market will be sustained or that we will be able to satisfy any future trading criteria that may be imposed by the NASD.

            In addition, holders of our common stock may experience substantial difficulty in selling their securities as a result of the "penny stock rules." Our common stock is covered by the penny stock rules, a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker dealers to make a market in our stock.

      o The large number of shares eligible for future sale by existing shareholders and eventually by the recipients of the shares to be issued in connection with the consummation of the Forum Acquisition may adversely affect the market price for our common shares.

            Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common shares. At July , 2003, we had 10,809,177 common shares outstanding. On that date we also had reserved 1,039,790 common shares for issuance under our stock option plan at per share exercise prices ranging from $0.08 to $0.32; and 2,539,000 common shares are reserved for issuance under the Warrants issued pursuant to various private placements. We intend to include these common shares (as well as the shares issued in connection with the consummation of the Forum Acquisition) in the Registration Statement to be filed with the Commission registering the Shares. The foregoing does not include an additional 11,600,000 shares reserved for issuance in connection with options granted by the Board of Directors on April 27, 2003. See "Item 6. Directors, Senior Management and Employees--Options to Purchase Securities from the Company or Subsidiaries."

            No prediction can be made as to the effect, if any, that sales of shares of common stock or the availability of such shares for sale will have on the market prices of our common stock prevailing from time to time. The possibility that substantial amounts of our common stock may be sold under Rule 144 into the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital in the future through the sale of equity securities.

      o Foreign laws, rules and environmental regulations to which we are subject may adversely affect our business operations as well as the market price for our stock.

            The production of oil and gas is generally subject to extensive laws, rules, orders and regulations governing a wide variety of matters, including the drilling and spacing of wells, allowable rates or production, prevention of waste and pollution and protection of the environment. In addition to the direct costs borne in complying with such regulations, operations and revenues may be impacted to the extent that certain regulations limit oil and gas production to below economic levels. Although the particular regulations applicable in each jurisdiction in which operations are conducted vary, such regulations are generally designed to ensure that oil and gas operations are carried out in a safe and efficient manner and to ensure that similarly-situated operators are provided with reasonable opportunities to produce their respective fair shares of available crude oil and natural gas reserves. However, since these regulations generally apply to all oil and gas producers, we believe that these regulations should not put us at a material disadvantage to other oil and gas producers.

OPERATING RISKS - OIL AND GAS EXPLORATION ACTIVITIES

      o     We do not currently own properties with oil or gas reserves.

            We do not own any properties with oil or gas reserves. Our future oil and natural gas reserves and production and therefore, cash flow and income, and our success, are highly dependent on success in finding or acquiring recoverable reserves. We cannot assure shareholders that we will be able to develop, exploit, find or acquire reserves to replace future production, if any.

      o Exploring for and producing oil and natural gas are high-risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

            Exploration and development of oil and gas resources involve a high degree of risk, and few properties which are explored are ultimately developed into producing properties. There is no assurance that our exploration and development activities will result in any discoveries of commercial bodies of oil or gas. The long-term profitability of our operations will be in part directly related to the cost and success of its exploration programs which may be effected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

      o If we are unable to continue to identify, explore and develop new properties, our business operations may be adversely affected.

            We expect that in order to be successful in our oil and gas exploration activities we must continually acquire or explore for and develop new oil and gas reserves to replace those, if any, being depleted by production. Without successful drilling or acquisition ventures our oil and gas assets, properties and the revenues derived therefrom, if any, will decline over time. To the extent we engages in drilling activities, such activities carry the risk that no commercially viable oil or gas production will be obtained. The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or cancelled as a result of many factors, including shortage of available working capital, title problems, weather conditions, environmental concerns, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and drilling and well servicing companies. The availability of a ready market for our oil and gas will depend on numerous factors beyond its control, including the demand for and supply of oil and gas, the proximity of our natural gas reserves to pipelines, the capacity of such pipelines, fluctuations in seasonal demand, the effects of inclement weather, and government regulation. New gas wells may be shut-in for lack of a market until a gas pipeline or gathering system with available capacity is extended into the area.

      o The exploration and development of oil and gas properties are subject to operating hazards and risks as to which we will be uninsured.

            Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we expect to acquire an interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. These include the possibility of fires, earthquake activity, coastal erosion, explosions, blowouts, catering, oil spills or seepage, gas leaks, discharge of toxic gas, over-pressurized formations, unusual or unexpected geological conditions and the absence of economically viable reserves. These hazards may result in cost overruns, substantial losses and/or exposure to substantial environmental and other liabilities.

      o Fluctuating oil prices may adversely impact our operations and activities.

            The price of oil and gas has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of oil and gas, and therefore the economic viability of any of our exploration projects, cannot accurately be predicted.

      o If we fail to fulfill our obligations under our purchase option and joint venture agreements not only will our operations be adversely affected, but we may lose our interest in the property in question .

            We may, in the future, be unable to meet our share of costs incurred under the joint venture agreements or other option or joint venture agreements to which we are or may become a party, and we may have our interest in properties in which we may acquire interests subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete recommended programs.

      o It is possible that our title for the claims in which we have an interest will be challenged by third parties.

            Although we will attempt to ascertain the status of the title for any projects in which we have or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries, claims have been made and new claims are being made by aboriginal peoples that call into question the rights granted by the governments of those countries.

      o Reserve estimates for oil and gas reserves reported by us are dependent on many assumptions that may ultimately turn out to be inaccurate.

            Reserve estimates are imprecise and may be expected to change as additional information becomes available. Furthermore, estimates of crude oil and natural gas reserves, of necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the information regarding reserves, if any, set forth herein will ultimately be produced.

      o Our oil and gas production and marketing may be adversely affected by factors beyond our control.

            The production and marketing of oil and gas are affected by a number of competitive factors which are beyond our control and the effect of which cannot be accurately predicted. These factors include crude oil imports, actions by foreign oil-producing nations, the availability of adequate pipeline and other transportation facilities, the availability of equipment and personnel, the marketing of competitive fuels, the effect of governmental regulations and other matters affecting the availability of a ready market such as fluctuating supply and demand.

      o     Our operations will be subject to numerous environmental risks.

            Our natural gas and oil operations will be subject to compliance with federal, state, and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. We believe that there is a trend toward stricter standards of environmental regulation which will in all probability continue. Compliance with such laws may cause substantial delays and require capital outlays in excess of those anticipated, adversely affecting our earnings and competitive position in the future.

      o Since we are seeking to acquire properties in less developed countries, our operations may be adversely affected by risks associated with the political, economic and social climate of the countries in which we will operate.

            Since our exploration and development activities will occur primarily in countries other than Canada or the United States, we may be effected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in these countries may adversely affect our business. Operations may be effected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted. Exploration and production activities in areas outside the United States and Canada are also subject to the risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks.

      o We face competition from larger and better financed companies seeking to acquire properties in our sphere of operation.

            The oil and gas industry is highly competitive, and our business could be harmed by competition with other companies. Because oil and gas are fungible commodities, the principal form of competition is price competition. We will strive to maintain the lowest finding and production costs possible to maximize profits. In addition, as an independent oil and gas company, it frequently competes for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long term positions and maintain strong governmental relationships in countries in which we may seek entry.

      o We do not currently maintain insurance against potential losses and unexpected liabilities.

            As previously stated, exploration for and production of oil and natural gas can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. Although we intend to maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent, we do not presently have such insurance coverage; and, even if we were to obtain such insurance coverage, there is no assurance that it will be adequate protect it against all operational risks.

      o We are dependent on retaining our senior management and key personnel.

            To a large extent, we depend on the services of our senior management personnel. These individuals have critical and unique knowledge of the areas of operations that facilitate the evaluation and acquisitions of potential properties in our intended sphere of operations. The loss of these experienced personnel could have a material adverse impact on our ability to compete in this region of the world. We do not maintain any insurance against the loss of any of these individuals.

      o Our directors may face conflicts of interest in connection with our participation in certain ventures because they are directors of other resource companies.

            Larry Youell who serves as our Chairman, President, Chief Executive Officer and as a director, and David Wilson who serves as a director, are also directors of other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. It is possible that due to our directors' conflicting interests, we may be precluded from participating in certain projects that we might otherwise have participated in, or we may obtain less favorable terms on certain projects than we might have obtained if our directors were not also the directors of other participating mineral resources companies. In their effort to balance their conflicting interests, our directors may approve terms that are equally favorable to all of their companies as opposed to negotiating terms that may be more favorable to us but adverse to their other companies. Additionally, it is possible that we may not be afforded certain opportunities to participate in particular projects because such projects are assigned to our directors' other companies for which the directors may deem the projects to have a greater benefit.

      o Failure to consummate the Forum Acquisition may adversely affect our ability to recover monies advanced to Forum Exploration and our continuing operations.

We have not yet consummated the Forum Acquisition. Although we expect the transaction to close within the next 15 days, there is not assurance that factors beyond our control may preclude us from closing the transaction. Under the terms of the Share Purchase Agreement, we loaned monies to Forum Exploration in order to fund exploration activities pending consummation of the Forum Acquisition. We have not formalized the terms of repayment of the loan. If the Forum Acquisition is not ultimately consummated and/or if the results of the exploration program are not satisfactory it may be difficult for us to obtain recovery of the monies advanced by us.

ITEM 4. INFORMATION ON THE COMPANY

A. Corporate History and Development of the Company.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation. Our continuance under the Canada Business Corporation Act, in December 1991, resulted in, among other things, our name being changed to Tracer Petroleum Corporation. Our wholly owned subsidiary is TEPCO Ltd. ("TEPCO"). We also own 33.34% of Tracer Petroleum International Ltd. ("TPI"), a company incorporated in Bermuda to pursue oil and gas ventures in the Middle East. We had two other subsidiaries that were wound up in 2002, Tracer Petroleum Iran Ltd. and Tracer Trading Ltd. Tracer Petroleum Iran Ltd was wound up as we decided to stop pursuit of projects in Iran and Tracer Trading Ltd. was wound up as it was dormant.

            We are engaged in the acquisition, exploration and, when warranted, development of natural resource properties. In the years ending December 31, 1999, 2000 and 2001, our focus was on the disposition of certain of our property interests. We successfully completed our disposition program in 2002 retaining in some instances small working interest in some of our prior projects. We are now in the process of reviewing a number of international oil and gas prospects for possible acquisition and development.

The following describes the major corporate actions (other than property dispositions, which are discussed separately) affecting our financial condition which occurred during the years ending December 31 2000, and 2001 and 2002;

      o On March 20, 2000 we completed a non-brokered private placement of 1,540,000 units at US$0.50 per unit. Each unit was comprised of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share at US$1.00 if exercised on or before March 2, 2001 and US$1.25 if exercised thereafter up to and including March 2, 2002 at which time the warrants expire. A total of $1,119,657 relating to the private placement was included in share capital. In addition share issuance costs for the private placement of $97,708 were also charged to share capital. A total of 70,000 warrants from a previous private placement were exercised during the year and net proceeds from the exercise of $91,520 were included in share capital.

      o On June 29, 2000 at our annual general meeting, the shareholders passed a special resolution authorizing the reduction of our stated capital account by $35,009,518 which represented the amount of our accumulated deficit as recorded on our balance sheet as at December 31, 1999. At that time this amount was applied against our accumulated deficit.

      o On May 31, 2001, we completed a private placement of 460,144 Units at US$0.40 per Unit. Each Unit consists of one common share and one common share purchase warrant exercisable for a period of two years at an exercise price of US$0.50 in the first year and US$0.65 in the second year.

      At this present time, we do not have any revenue generating assets, and as a result rely on equity and/or debt financing to fund ongoing operations. We have experienced large operating losses and cash outflows and as such, our ability to continue as a going concern is dependant upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time

      Our head office is located at Suite 2600 255-5th Avenue SW, Calgary, Alberta T2P 3G6. Our phone number is (403) 290-1676.

B. Business Overview

      At this present time, we do not have any revenue generating assets, and as a result rely on equity and/or debt financing to fund ongoing operations. We have experienced large operating losses and cash outflows and as such, our ability to continue as a going concern is dependant upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

      We are currently pursuing exploration and development opportunities for oil and natural gas in the Philippines.

Recent Developments

The Philippines

      We are currently pursuing exploration and development opportunities for oil and natural gas in Philippines. The result of these efforts have recently resulted in the Forum Exploration Inc ("Forum") Acquisition.. The terms and conditions of the Forum Acquisition and the Forum Properties are discussed below under the heading "FORUM ACQUISITION."

Nigeria, Sao Tome, and Principe

      In 2002 we had been pursing oil and gas projects in Nigeria, however, recent political strife and associated violence in Nigeria has led Tracer and its Board of Directors to rethink its participation in the Nigerian Sao Tome and Principe Joint Development project and we have concluded that with the ongoing unrest within the country of Nigeria, we will not be pursuing our joint venture with West Africa Energy Limited ("WAEL"). There is no immediate plan to consider a re-evaluation of this project at this time.

Turkmenistan

      We have terminated our Joint Venture Agreement ("JVA") with privately-held Canneft Inc. ("Canneft") of Houston, TX, whereby we would have participated with Canneft in the development of the Adzhiyap project (the "Project") in southwestern Turkmenistan. Under the terms of the JVA between us and Canneft, we were to advance US$150,000 to the Joint Venture over a 5 month period beginning in May 2002 to cover the remaining estimated costs to secure the project. We were to work together with Canneft during this period to secure a technically-competent operator to join the Project, since this would be a requirement of the PSA. The operator was not required to be a working interest holder in the Project, but could simply be a qualified contract operator. We had advanced US$100,000 out of the US$150,000 to the project before deciding to focus our efforts on projects in the Philippines and canceling the joint venture.

Competition

      The oil and gas industry is highly competitive. We compete with major integrated and independent oil and gas respect to marketing, particularly in the natural gas industry. In addition, the oil and gas industry competes with other industries to supply the energy and fuel needs of customers. Due to our financial position, many competitors have resources substantially exceeding our resources and may, therefore, be better able to define, evaluate and bid for contracts.

Foreign Sales/Assets

      As of December 31, 2002, as a result of our disposition program, all of our assets were located in Canada. We had no oil and gas revenues in 2002.

FORUM ACQUISITION

Acquisition

      We entered into a Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003 (as amended, the "Forum Acquisition Agreement") with Forum Pacific Inc., a company incorporated under the laws of the Philippines, Forum Exploration Inc. a company incorporated under the laws of the Philippines, and the Mullins Group, through Eastmark Limited, a Bermuda registered company.

      Pursuant to the Share Purchase Agreement we acquired 125,000,000 shares (the "Forum Shares") of the issued and outstanding capital stock of Forum Exploration (the "Forum Acquisition") currently owned directly and indirectly collectively by Forum Pacific and the Mullins Group, in exchange for 100,000,000 of our common shares at a deemed value of US$0.10. The issuance of the 100,000,000 shares will result in a change of control. The Forum Shares represent approximately sixty-six and two-thirds (66 2/3%) percent of the issued and outstanding voting securities of Forum Exploration.

      During the due diligence period we agreed to advance to Forum Exploration such amounts, as a bridge loan, as we determined in our sole discretion, as was necessary, to continue its drilling and exploration program. Consummation of the Forum Acquisition was dependent upon our satisfaction with the results of our due diligence investigation, which we completed. It was the Board's decision to waive certain due diligence items that were not resolved prior to end of the due diligence period as they were deemed not to be material or were satisfactorily explained. To the extent that our Board waived any requirement that discovered deficiencies be remedied prior to closing, the risk associated with the purchase of the Shares will be increased. You will be relying solely on the judgment of our management in this regard. See "Risk Factors."

      In addition, the consummation of the Forum Acquisition was subject to our obtaining any necessary third party consents, including that of Roc Oil Company Limited of Sydney, Australia. We have received loans aggregating US$255,944 from Roc. These funds were used in connection with our efforts to identify and acquire oil and gas projects in Iran. Ultimately, we determined not to pursue the acquisition of any of the projects under consideration.

      The Roc loan agreement contained certain non-financial covenants restricting us from, among other things, our amalgamation, consolidation or merger with another entity, or issuing additional share capital. In addition, the ROC loan agreement also gave Roc the right to participate in certain equity financings or property acquisitions.

      Although Roc has orally indicated its consent to the Forum Acquisition, as of the date of this report, no written consent has been obtained. We are in default under the loan agreement with Roc Oil and we may not be able to repay our loan from Roc Oil Limited which was due on the May 1, 2003. Although we are currently in discussions with Roc which may result in certain amendments to the terms of our loan agreement with Roc, including an extension of the maturity date, no assurance can be given that we will successfully negotiate such an amendment. See "Risk Factors."

Forum Exploration Inc.

      Forum Exploration is focusing on oil and gas exploration in the Philippines. Currently, Forum Exploration has or had applied for a 100% interest in two contract areas in the Philippines (the "Forum Properties").

      The first contract area is a GSEC (Geophysical Survey and Exploration Contract), which covers Manila Bay and a portion of the contiguous landward area of Luzon Island, including most of the area of Metro Manila. This GSEC, known as GSEC 92, expired May 12th 2000, however Forum has recently applied for another GSEC area which includes the Manila Bay area previously covered by GSEC 92, plus an additional area on land in a strip extending northwards from the bay and beyond Lincayen Gulf.

      The second contract area is a service contract (SC) area known as SC 40, which covers the northern half of Cebu Island plus part of the Visayan sea offshore to the west of the island. Several exploration prospects and leads have been identified by Forum within the service contract area, both onshore Cebu, and offshore in the Visayan Sea. A small gas field has been discovered and appraised onshore Cebu, but its small size has meant that so far it has not been developed.

      PGS Reservoir Consultants (UK) Limited ("PGS"), an independent consulting firm, specializing in petroleum reservoir evaluation, has completed an evaluation of Forum's interests in the Philippines. Based upon this evaluation, PGS has calculated an Expected Value of Net Cash Flows (NPV10) of US$51.23 million for the interests.

      The Manila Bay prospect was identified in the early 1990s as a potential Miocene/Pliocene gas target, and the first well was drilled on the structure by Cophil Exploration and its partners during 1995. Unfortunately technical and operational problems forced the abandonment of the initial hole, and a sidetrack well also had to be abandoned after it encountered an overpressured late Miocene limestone horizon at around 7,430 feet. Gas was detected in the drilling mud during the penetration of the limestone section, but the lack of wireline logs or drill stem tests meant that no further evaluation of the limestone zone was possible at that stage.

      In 1996 a further well was drilled on the structure very close to the original well location. This well successfully drilled down to a target depth of 11,684 feet. Gas shows from the drilling mud were identified in several zones, and this information, together with wireline log data, was used to select three zones for drill stem testing. Unfortunately, all of the three tested zones flowed water, with only minor amounts of gas. There was the suspicion that the final test of the shallow Malo Pungatan limestone horizon, which had been responsible for the over-pressure problems encountered in the original well, was compromised by a probable casing leak, adding further uncertainty to the interpretation of the well results.

      The available seismic and well data from Manila Bay were the subject of a detailed review and evaluation by PGS during 1997. The conclusions from this work were that some additional prospects may be present near the original Manila Bay wells, and that new seismic work, involving re-processing and attribute analysis may identify potential new drilling targets.

SC 40 - Cebu

      Exploration in the Visayan basin began over 100 years ago and since then approximately 130 wells have been drilled. The majority of the wells were very shallow tests and drilled outside of structural closure. Oil and gas shows have been encountered in a number of wells with oil and gas discoveries made onshore Cebu Island. Since 1994 twelve wells have been drilled in the offshore Visayan basin, ten of which lie within the SC 40 Licence. Of these ten wells, nine-targeted Miocene reef plays defined on 2D seismic data and good reservoir quality was established by 7 wells. Hydrocarbon seeps are also common in the area indicating an active and mature petroleum system.

      The outstanding work commitments for SC 40 amount to 3 wells, which are all to be drilled in 2003. These wells will be drilled on onshore prospects, commencing with a re-entry or twin well on the Maya prospect in SC 40. Target depths for onshore prospects tend to be modest, and drilling costs are therefore not high. Forum owns its own drilling rig and ancillary equipment, and this will be used to drill the onshore prospects. Forum have budgeted US$450,000 for these 3 shallow onshore wells.

      We intend to use approximately US$900,000 of the proceeds raised in a recent offering of up to 24,000,000 common shares at US$0.10 per share to continue the drilling and exploration program on the Forum Properties. We have advanced a portion of this amount as bridge financing pending consummation of the Forum Acquisition.

      We have not yet consummated the Forum Acquisition. Although we expect the transaction to close within the next 15 days, there is not assurance that factors beyond our control may preclude us from closing the transaction. Under the terms of the Share Purchase Agreement, we loaned monies to Forum Exploration in order to fund exploration activities pending consummation of the Forum Acquisition. We have not formalized the terms of repayment of the loan. If the Forum Acquisition is not ultimately consummated and/or if the results of the exploration program are not satisfactory it may be difficult for us to obtain recovery of the monies advanced by us.

Recent Drilling Activity

      On March 31, 2003, Forum Exploration commenced drilling of a new Aexploration well which it named Forum 1-X. The well is located in Barangay Maya, Daanbantayan, Cebu and was drilled to a depth of 1,000 feet using Forum's wholly-owned Hycalog HH3500 drilling rig, as part of a commitment to the Department of Energy (DOE) under Service Contract No. 40. Forum 1-X tested the Central Maya Bulge structure which was proven to have oil-bearing sands during previous drilling activity. Oil shows were encountered in various zones but testing will not be finalized until the deepening of the well an additional 1,000 feet is completed as part of the work program.

      Forum 1-X is located close to the old MST-11 well, which flowed 540 boe during a test conducted by American Asiatic Oil Company (AAOC) in 1961. Other subsequent wells drilled in the 1960's and early 1970's by AAOC and by China National Petroleum Company of Taiwan also reported to have flowed oil on test, but sustained production at commercial rates was never established.

C. "Current Exploration/Development"

All exploration and development work is being done by Forum Exploration Inc. with our funding assistance.

D. "Disposition of Properties"

Indonesia

      As part of our property disposition program, we have since 1999 through the second quarter of 2002, systematically sold or abandoned all of the properties in what which we had an interest as follows:

Indonesia

      In February 1993, our then wholly-owned subsidiary, PerminTracer Petroleum Ltd., entered into a Production Sharing Contract ("PSC") with Pertamina, the State oil company of the Republic of Indonesia, covering an area of approximately 1.6 million acres onshore the island of Borneo known as the North Tanjung Block ("NT Block PSC").

      Pursuant to a Share Sale Agreement dated as of September 1, 1999 between us and Tradewinds Oil and Gas International, Ltd., as amended by a Share Sale Amending Agreement dated February 11, 2000, we sold all of the shares of PerminTracer Petroleum Ltd. to Tradewinds Oil and Gas International, Ltd. in consideration of U.S.$10.00, the assumption of all related liabilities by Tradewinds Oil and Gas International, Ltd., and the granting of the five percent (5%) carried interest in the NT Block PSC pursuant to the Carried Interest Agreement.

      Pursuant to a Carried Interest Agreement dated February 11, 2000 amongst ourselves, PerminTracer Petroleum Ltd. and Tradewinds (the "Carried Interest Agreement"), we owned a five percent (5%) carried interest in the NT Block PSC. The PSC expired in February 2003. Tradewinds applied for an extension with the new government body BPMIGAS but the effect of this on our carried interest is not known at this time.

      We also owned directly certain assets in the Republic of Indonesia, including a 4.25% carried working interest in a Production Sharing Contract in the South Sumatra Area of Indonesia known as the Ogan Komering Block (the "OK Block PSC"), an Option Agreement relating to a Technical Assistance Contract in the Sungai Gelam A, B and D Contract Areas (the "Sungai Gelam Option") and a certain drilling rig and related equipment (the "Drilling Rig"). Pursuant to an Asset Sale Agreement dated as of September 1, 1999 between us and Tradewinds, we sold all of its rights and interest in the OK Block PSC and the Sungai Gelam Option to Tradewinds in consideration of U.S.$350,000 and the assumption of all related liabilities by Tradewinds. We granted Tradewinds an Option to Purchase the Drilling Rig in consideration of U.S.$350,000 and the assumption of all related liabilities by Tradewinds, and the said Option to Purchase the Drilling Rig was exercised and completed by way of Drilling Rig Conveyance Agreement dated as of December 14, 1999. As part of the Agreement, we were also to receive a 5% carried working interest in the Sungai Gelam Technical Assistance Contract which was to be converted in to a 5% working interest on commerciality being obtained. The interest was dependent on Tradewinds election to pursue the project. To date, we do not know if Tradewinds elected to pursue the project.

Iran

      We entered into an Association Agreement dated December 11, 1998 with the Mullins Group ("Mullins") in respect of petroleum projects in the Islamic Republic of Iran. On May 15th, 2002 we announced that we were abandoning our pursuit of oil and gas opportunities in Iran based upon the lack of progress towards obtaining a petroleum project over the past three years. As such, the agreement with the Mullins Group was not renewed. We informed our representative in Tehran to cease all operations in Iran.

Kazakhstan

      We entered into a Purchase and Sale Agreement dated March 24, 2000, with Transmeridian Exploration of Houston, TX, pursuant to which it was agreed to acquire a net ninety percent (90%) interest in the License and the Project, as defined below. In consideration of the sum of US$614,158 paid by us to Transmeridian, Transmeridian granted to us the option to acquire up to fifty percent (50%) of Transmeridian's net ninety percent (90%) interest in the License and the Project. The Option was originally for a period of thirty (30) days, expiring on April 30, 2000.

      In addition to the sum of US$614,158 paid by us as consideration for the Option, which amount would be credited upon exercise of the Option, we were obligated to pay the additional amount of US$3,385,842 upon purchase of the interest. With the payment completed, Transmeridian would assign and transfer to us thirty-three percent (33%) of Transmeridian's net ninety percent (90%) interest in the License and the Project.

      Having exercised the right of first refusal, we would have then been obligated to pay US$2,000,000, as directed by Transmeridian, towards the first cash calls of the joint venture for the development of the Project, subject to Transmeridian and we mutually agreeing to budgets and development plans for the Project through the formal documentation. With the additional payment of US$2,000,000 by us, Transmeridian would have assigned and transferred an additional seventeen percent (17%) of its net ninety percent (90%) interest in the License and the Project, thus bringing our interest up to fifty percent (50%) of Transmeridian's net ninety percent (90%) interest in the License and the Project. We would have been entitled to be paid out on a preferential basis by receiving seventy percent (70%) of all distributable cash flow (net of all applicable host country taxes and royalties) from the Project until payout of the first US$6,000,000. After payout, the parties would receive distributable cash flow in proportion to their respective interests.

      Our interests, along with those of Transmeridian were held by a resident Kazakhstan company, of which Transmeridian owned 90% of the outstanding shares and we owned 4.5%. On March 16, 2001 we sold our interest in the South Alibek Field to Transmeridian, for 100,000 US$15 convertible preferred shares of Transmeridian. The shares were convertible into 1.5 million common shares of Transmeridian at a price of US$1.00 per share for a period of 5 years. We also received 1,000,000 common share purchase warrants in Transmeridian entitling us to purchase an additional 1,000,000 common shares at US$1.00 for a period of two years. Pursuant to an Option Agreement dated March 31, 2000 between ourselves and Transmeridian, we had a right of first refusal to acquire a net forty-five percent (45%) working interest in Licence No. 1557 dated April 29, 2000 issued by the Government of the Republic of Kazakhstan (the "Licence"), covering South Alibek Field located in the Aktyubinsk Region of Kazakhstan (the "Project"). We converted the preferred shares to common shares and by February 2003 we had disposed of them and used the proceeds for working capital. The warrants expired unexercised and we did not exercise our right of first refusal in Licence No. 1557.

The OK Block

      In 1991, we purchased a 2.5% fully carried interest in the OK Block in consideration of the issuance of 1,500,000 shares of common stock and in 1992 purchased a further 1.75%, in consideration of the issuance of an additional 625,000 shares of common stock bringing its total interest to 4.25%. We sold our interest in the OK Block to Tradewinds in December 1999.

Interest in Oil and Gas Reserves

A summary of our former interests in oil and gas reserves after royalties is contained in the following tables:

                                   Table No. 1
          Supplemental Information on Oil and Gas Producing Activities
                         Schedule of Changes in Reserves
        For the Years Ended December 31, 2002 2001, 2000, 1999, and 1998
                                   (Unaudited)

                          ---------------------------------------------------------------------------------
                              Oil   Gas MMScf   NGL     Oil       Gas       NGL    Oil        Gas      NGL
                             MSTB              Mbbls    MSTB     MMScf     Mbbls   MSTB      MMScf    Mbbls
                                      Other                    Indonesia                     Total
                          ---------------------------------------------------------------------------------
Proven Reserves 12/31/98      0.0      0.0      0.0    222.9       0.0      0.0    222.9       0.0      0.0

Discoveries/Extensions         --       --       --       --        --       --       --        --       --
Revisions to previous
estimates                      --       --       --       --        --       --       --        --       --
Production                     --       --       --    (64.5)       --       --    (64.5)       --       --
Reduction due to sale of
properties                     --       --       --   (158.4)       --       --   (158.4)       --       --

                          ---------------------------------------------------------------------------------
Proven Reserves 12/31/99      0.0      0.0      0.0      0.0       0.0      0.0      0.0       0.0      0.0
                          ---------------------------------------------------------------------------------
Proven Reserves 12/31/00      0.0      0.0      0.0      0.0       0.0      0.0      0.0       0.0      0.0
                          ---------------------------------------------------------------------------------
Proven Reserves 12/31/01      0.0      0.0      0.0      0.0       0.0      0.0      0.0       0.0      0.0
                          ---------------------------------------------------------------------------------
Proven Reserves 12/31/02      0.0      0.0      0.0      0.0       0.0      0.0      0.0       0.0      0.0
                          ---------------------------------------------------------------------------------

                                   Table No. 2
                               Drilling Activities
                                  Wells Drilled
                                   (Unaudited)

               --------------------------------------------------------------------------------------
                     2002              2001              2000             1999             1998(1)
               --------------------------------------------------------------------------------------
               Gross      Net    Gross      Net    Gross      Net    Gross      Net    Gross      Net
Crude Oil         --       --       --       --       --       --        7     0.12       11     0.18
Natural Gas       --       --       --       --       --       --       --       --        0     0.00
Dry               --       --       --       --       --       --        3     0.05        3     1.04
Service           --       --       --       --       --       --       --       --        0     0.00
               --------------------------------------------------------------------------------------
Total              0        0        0        0        0        0       10     0.17       14     1.22
               --------------------------------------------------------------------------------------

(1) Drilling was carried out exclusively on the Ogan Komering (the "OK Block") in Indonesia where we had a 4.25% carried interest.

                                   Table No. 3
                        Drilling Activities Expenditures(2)
                                   (Unaudited)

                              -----------------------------------------------------------
                                     2002        2001        2000        1999        1998
                              -----------------------------------------------------------
Exploration Drilling             $     --    $     --    $     --    $     --    $901,179
Development Drilling                   --          --          --          --          --
                              -----------------------------------------------------------
                                       --          --          --          --          --
Tangible Production Equipment          --          --          --          --          --
                              -----------------------------------------------------------
Total                            $     --    $     --    $     --    $     --    $901,179
                              -----------------------------------------------------------

(2) Expenditures related exclusively to our activities on our 100% owned North Tanjung Block.

                                   Table No. 4
                                 Producing Wells
                                   (Unaudited)

                   ----------------  ----------------  ----------------  ---------------- ----------------
                         2002              2001              2000              1999             1998
                      Gross    Net     Gross     Net     Gross     Net     Gross     Net     Gross    Net
                   ----------------  ----------------  ----------------  ---------------- ----------------
Indonesia -- Oil       --       --       --       --       --       --       --       --       33     0.59
Indonesia -- Gas       --       --       --       --       --       --       --       --        0     0.00
                   ----------------  ----------------  ----------------  ---------------- ----------------
Total                  --       --       --       --       --       --       --       --       33     0.59
                   ----------------  ----------------  ----------------  ---------------- ----------------

                                   Table No. 5
            Standardized Measure of Discounted Future Net Cash Flows
                         (Canadian Dollars in Thousands)
                                   (Unaudited)

                                         ---------------------------------------------------------
                                            2002        2001        2000        1999        1998
                                         ---------------------------------------------------------
Future cash inflows                       $     --    $     --    $     --    $     --    $3,401.7
Future production/development costs             --          --          --          --    (1,124.2)
                                         ---------------------------------------------------------
                                                --          --          --          --     2,277.5
Future income tax recoveries (expense)          --          --          --          --      (638.2)
                                         ---------------------------------------------------------
Future net cash flows                           --          --          --          --     1,693.3
10% Annual discount for estimated
  timing of cash flows                          --          --          --          --      (559.2)
                                         ---------------------------------------------------------
Standardized measure of discounted
  future net cash flows                   $     --    $     --    $     --    $     --    $1,080.1
                                         ---------------------------------------------------------

*     Crude oil price for the OK Block at December 31, 1998 was US$ 9.93

E. Current Exploration/Development Activities

All exploration and development work is being done by Forum Exploration Inc. with our funding assistance.

Competition

      The oil and gas industry is highly competitive. We compete with major integrated and independent oil and gas respect to marketing, particularly in the natural gas industry. In addition, the oil and gas industry competes with other industries to supply the energy and fuel needs of customers. Due to our financial position, many competitors have resources substantially exceeding our resources and may, therefore, be better able to define, evaluate and bid for contracts.

Foreign Sales/Assets.

      As of December 31, 2002 and 2001 all of our assets were located in Canada. During fiscal 2002 and 2001 all revenue was generated in Canada. As of December 31, 2000, CDN $51,426 of our assets were located in Iran, and CDN $1,112,299 were located elsewhere. During fiscal 2000 all revenue was generated in Canada.

F. Organizational Structure

      We have one wholly owned subsidiary, Tepco Ltd. ("TEPCO"), a company incorporated in Bermuda. We also own 33.34% of Tracer Petroleum International Ltd. ("TPI"), a company incorporated in Bermuda to originally pursue oil and gas ventures in Iran. We sold our wholly-owned subsidiary; PerminTracer Petroleum Ltd. in early 2000. PerminTracer was incorporated on May 5, 1992 in the British

Virgin Islands. We wound up Tracer Petroleum Iran Limited in 2002 as well as Tracer Trading Limited which was incorporated in Bermuda.

G. Property, plant and equipment.

      We acquired interests in properties and participated with others in the drilling of oil and gas wells in various parts of Canada prior to 1993. From 1993 to 1999 we participated indirectly in the exploration and development activity that took place on our Canadian properties and our 4.25% carried working interest in an oil/gas property on the island of Sumatra Indonesia. The Indonesian interest was acquired in October 1991, and the sale of the interest was closed in December 1999. The sale was made effective September 1, 1999. There is no book value for the 5% carried interest that we hold in the NT Block in Indonesia.

      Our focus is now on opportunities, which are being pursued in the Philippines. Natural resource properties in which the Company is currently involved are described more fully in "Item 4. Information About the Company--Forum Acquisition."

ITEM 5. OPERATING AND FINANCIAL OVERVIEW AND PROSPECTS.

We have experienced significant operating losses and cash outflows from operations over the last few years and as a result, our ability to continue as a going concern is dependent on achieving profitable operations and/or upon obtaining additional financing.

      Our financial statements were prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which are different from those in the United States (refer to Note 10 of the financial statements for a detailed description of differences between Canadian GAAP and US GAAP and how those differences would affect the financial statements).

Fiscal Year Ended December 31, 2002 versus Fiscal Year Ended December 31, 2001

During the year ended December 31, 2002, we continued to focus our efforts on the acquisition of or participation in the development of proven petroleum reserves internationally.

The loss for the year was $1,058,276, or $0.10 per share (2001 - loss of $1,513,911 or $0.16 per share). This was primarily attributed to administrative expenditures of $782,835 (2001 - $1,196,014), which are mainly associated with the ongoing pursuit of international petroleum development opportunities.

We had a working capital deficiency at December 31, 2002 of $587,102 (December 31, 2001 - deficiency of $573,871) and Shareholders' deficiency of $576,489 (December 31, 2001 - equity of $241,537). During the year, we raised $180,370 of new equity capital through the exercise of stock options. In addition we sold assets and received proceeds of $643,326, and raised a further $104,631 through the issue of short-term loans and convertible debt. We expect that the Company will have to raise additional funds through equity and/or debt in order to finance acquisitions and operations.

Fiscal Year Ended December 31, 2001 versus Fiscal Year Ended December 31, 2000

      During 2001, we continued to our efforts on property disposition while seeking to identify new international oil and gas projects for possible acquisition.

      The loss for the year was $1,513,911, or $0.17 per share compared to $2,028,006 or $0.28 per share in the year ended December 31, 2000. This was primarily a result of decreased administrative expenditures of $1,196,014 compared to $1,609,501 in 2000; these expenses are mainly associated with the ongoing pursuit of international petroleum development opportunities. In addition, in 2000 we recorded a write-down of $367,365 related to our eZuz.com Inc. investment.

      We had a working capital deficiency at December 31, 2001 of $573,871 compared to $281,483 at the end of 2000. During 2001, we raised $848,600 of new equity capital through private placements and the exercise of share purchase warrants and stock options.

      We also received loans aggregating US$240,762 from Roc Oil Company Limited of Sydney, Australia. These funds were used in connection with our efforts to identify and acquire oil and gas projects in Iran. Ultimately, we determined not to pursue the acquisition of any of the projects under consideration.

      Roc has the option to convert this loan amount (including accrued and unpaid interest thereon) into our common shares and warrants exercisable for our common shares on or before the May 1, 2003 Maturity Date. The conversion price which is the lesser of US$0.20 per share or 80% of the weighted average closing price for the previous 20 trading days, subject to a floor price of US$0.05 per share. ROC is also entitled to receive share purchase warrants to purchase up to an additional 5,000,000 shares at an exercise price of $0.20 per share on or before the Maturity Date. The total number of warrants issued to Roc will depend upon the value of the dollar figure loaned to us. If Roc elects not to convert to common shares and receive the warrants, then Tracer will be obligated to repay the entire outstanding principal balance and accrued interest within 30 days from the Maturity Date and that may affect the Use of Proceeds, and may have to be paid out of the amount currently allocated for working capital. This also may restrict our ability to fully exploit our proposed exploration program in the Philippines.

      We are currently in discussions with Roc which may result in certain amendments to the Convertible Loan Agreement, including an extension of the Maturity Date, revisions to the conversion privileges and deletion of the right to receive warrants. These certain amendments may or may not be agreed to before May 1, 2003, if at all.

Fiscal Year Ended December 31, 2000 versus Fiscal Year Ended December 31, 1999

      During 2000, we continued to focus our efforts on property disposition; we also sought to continue to enhance shareholder value by continuing to seek international oil and gas projects with proven petroleum reserves which we could acquire or participate in.

      In December of 2000, we entered into a Letter of Intent with a subsidiary of a major Iranian company to form a joint venture for the development of a significant offshore natural gas and gas condensate field in Iran. We were awaiting clarification from the Iranian partner as to the acceptable options for the development of the field, towards the preparation of a Master Development Plan to be submitted to the National Iranian Oil Company ("NIOC") for approval. However, NIOC approval for the Letter of Intent was not granted and we subsequently abandoned the pursuit of this field.

      In April 2000, we purchased a 4.5% equity interest in Open Joint Stock Company Caspi Neft ("OJSCCN") from Transmeridian Exploration Inc. ("TMEI") for US$614,158. OJSCCN owns the exploration and production rights for the South Alibek field in the Aktyubinsk region of the Republic of Kazakhstan. On March 16, 2001 we sold our interest in the South Alibek Field, Transmeridian, for 100,000 US$15 convertible preferred shares of Transmeridian. The shares were convertible into 1.5 million common shares of Transmeridian at a price of US$1.00 per share for a period of 5 years. We also received 1,000,000 common share purchase warrants in Transmeridian entitling us to purchase an additional 1,000,000 common shares at US$1.00 for a period of two years. Subsequently, on March 6, 2002 we converted our preferred shareholdings into 1,500,000 common shares of Transmeridian. By February 21, 2003, we sold all of the common shares of Transmeridian that we held.

      Revenue from oil and gas operations was negligible at $943 for the year ended December 31, 2000 compared to $1,079,948 in 1999; this was attributable to the completion in December 1999 of the sale of all of the Company's producing oil and gas assets in Indonesia. Furthermore, as a result of the sale, oil and gas operating expenses were nil in 2000 as compared to $835,840 in 1999; and, depletion expense was reduced to $55,846 from $1,891,040 in 1999).

      The loss for the year ended December 31, 2000 was $2,028,006, or $0.28 per share as compared to $3,224,653 or $0.74 per share in 1999. This was primarily a result of increased administrative expenditures of from $1,243,641 in 1999 to $1,609,501 in 2000 and a write-down of $367,375 to nil for the carrying value of our investment in eZuz.com Inc.

      We had a working capital deficiency at December 31, 2000 of $281,483 compared to working capital of $592,197 at year end 1999. During the year ended December 31, 2000, we raised $1,879,692 of new equity capital through private placements and the exercise of share purchase warrants and stock options. In 2000, we were committed to our share of costs for the South Alibek field. In 2001 we sold our interest in the field to the operator, Transmeridian, thereby relieving ourselves of any further commitments to ongoing costs.

Liquidity and Capital Resources

      At December 31, 2002 we had a working capital deficit of $587,102. Since then, we have received subscriptions for 21,538,295 shares for an aggregate consideration of US$2,153,829.50 pursuant to an offering of our common shares as described below. We will need to raise additional funds in order to pursue all of our current projects. Moreover, we may still need to raise additional funds if the results of our exploration programs demonstrate that either further exploration or development of our properties is warranted. No assurance can be given such financing will be available to us when required or on commercially viable terms. Our liquidity and capital resources will be adversely affected if we do not successfully renegotiate the maturity date of our loan agreement with Roc. See "RISK FACTORS."

On March 26, 2003 we announced an offering of up to 20,000,000 of our common shares at US$0.10 per share to be used for the development of Forum Exploration Inc.'s contract areas in the Philippines in conjunction with the Forum Acquisition. On June 27, 2003 the offering was increased to up to 24,000,000 shares of our common stock from 20,000,000 at $0.10 and the termination of the offering was extended from July 1, 2003 to August 15, 2003.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

The following table lists as of the date of this report the names, ages, functions and areas of experience in our operations of all the Directors and Senior Management. Each Director will serve until the next annual general meeting or until his successor is duly elected, unless his office is vacated in accordance with our charter documents. The Executive Officers serve at the pleasure of the Board of Directors. Since consummation of the Forum Acquisition will result in a change of control, it is possible that there will be a change in the constituency of our Board of Directors.

---------------------------------------------------------------------------------------------
Name                         Age          Position/Area of Experience/Function
---------------------------------------------------------------------------------------------
Larry W. Youell (1)(2)       61           Director since 6/1998, President, CEO since
                                          6/2002, Chairman since April 2003
Barry Stansfield (1)(2)(3)   53           Director, since April 2003
David G. Wilson(1)(2)(3)     59           Director since 6/1998
David Thompson(1)            50           Director and CFO since March  2003
Riaz Sumar                   33           Corporate Secretary
---------------------------------------------------------------------------------------------

(1)   Member of Audit Committee.

(2)   Member of Compensation Committee

(3)   Member of the Corporate Governance Committee

      Mr. David Thompson was appointed in March 1, 2003.

      The following persons were members of our Board of Directors as of December 31, 2002 and resigned as of the dates indicated:

      Mr. Stephen Jacobs resigned effective March 25, 2003.
      Mr. Sameer Hirji resigned effective December 31, 2002.
      Mr. David Robinson resigned effective April 30, 2003.

      In addition, Mr. David Harrison resigned as our Corporate Secretary effective May 13, 2003 and Mr. Riaz Sumar was appointed as his replacement.

Information About our Directors and Officers

Mr. Larry Youell, Chairman, President and Chief Executive Officer

      Mr. Youell spent 21 years with Consumers Gas Company Limited and its subsidiaries ("Consumers"), in a variety of increasingly responsible roles including Senior Vice President Operations, and Senior Vice President Business Support. He was also President of Rose Technology, and General Manager of Consumers' largest division. Prior to joining Consumers, Mr. Youell was a Management Consultant with an international base of clients. Mr. Youell was born and raised in Calgary, Alberta. He received his Honours degree in Business from the University of Western Ontario in 1963 and a Masters in Business Administration from that university in 1968. Mr. Youell has been active in charitable causes, including serving as Chair of the Arthritis Society in Ontario and lead roles in fund raising for United Way and Skylight Theatre. He is also Past Chair of the Ontario Natural Gas Association and International Approvals Services Inc. Mr. Youell is Mr. Robinson's uncle.

Mr. David M. Thompson, CFO and Director

      Based in Hamilton, Bermuda, Mr. Thompson acts as our Finance Director as well as being Managing Director and a major shareholder in AMS Limited, an international management company in Bermuda with funds and assets under management exceeding $200 million, Mr. Thompson was responsible for incorporating a management company and developing it into an international organization offering a variety of services including trading companies, foreign sales corporations, personal trusts, asset management and financial money management. Previously, Mr. Thompson spent nine years as Senior Vice President and Executive Director of the Larmag Group of Companies in the Netherlands, which is now operated through AMS. His more than 25 years of financial experience includes raising over US$75 million from the private debt and equity markets for investment in an upstream oil and gas business located in Turkmenistan. He later negotiated the terms of the sale of these holdings to Dragon Oil PLC. Mr. Thompson received an Institute of Bankers Diploma from the University of London and later received his CMA from York University in Toronto.

Mr. David Wilson, Director

      A resident of Calgary, Mr. Wilson is a geologist with 34 years of experience who provides us with international oil and gas exploration and development expertise. He spent over twelve years with a major Canadian oil and gas company, lastly as the Senior Director - Strategic Exploration Group. He currently is a director and Executive Vice President for Mergers and Acquisitions of Nations Energy Company Limited, a private Canadian company with operations in Kazakhstan, Azerbaijan, .and California. Nations energy Company Limited currently produces 40,000 barrels of oil per day.

Mr. Barry Stansfield, Director

      A resident of London, England, Mr. Stansfield's expertise lies in marketing. He spent the last 5 years working as a partner in B&L Estates, a property management company.

Mr. Riaz Sumar, Corporate Secretary

      A resident of Calgary, Mr. Sumar is responsible for our corporate governance including all public and regulatory affairs, and business operations. Over the past seven years Mr. Sumar has been our accountant. Mr. Sumar is not affiliated with our auditors.

      None of our directors and/or executive officers or those persons to be appointed have been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

      There are no other arrangements or understandings between any two or more directors or executive officers, pursuant to which he was selected as a director or executive officer. Except as disclosed above, there are no family relationships between any two or more directors or executive officers.

      None of our directors and/or executive officers has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

      There are no other arrangements or understandings between any two or more directors or executive officers, pursuant to which he was selected as a director or executive officer. There are no family relationships between any two or more directors or executive officers.

B. Compensation.

      We have committed to pay our directors the following consulting fees and directors fees on a monthly basis:

                       Larry Youell         US$9,000
                       David Thompson       US$6,000
                       David Wilson         US$1,000
                       Barry Stansfield     US$1,000

      In addition, the Board of Directors may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

      We grant stock options to Directors, Executive Officers and employees; as described below under, "Options to Purchase Securities from Company or Subsidiaries".

      None of our executive officers/directors received other compensation in excess of the lesser of US $25,000 or 10% of such officer's cash compensation as reported in the compensation table above and all executive officers/directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table above.

      No funds were set aside or accrued by us during the year ending December 31, 2002 to provide pension, retirement or similar benefits for directors or executive officers. Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or executive officers.

      The following tables detail the compensation paid during Fiscal Year Ended December 31, 2001 and 2002 to our Directors and members of our administrative, supervisory or management bodies:

                     Director/Executive Officer Compensation

                       Fiscal Year ended December 31,2002

-------------------------------------------------------------------------------------
                                      Option Exercise Net   Total
Directors/Officers        Salary      Market Value(1)       Compensation
-------------------------------------------------------------------------------------
David R. Robinson        US$56,000          US$50,000             US$106,000
Larry W. Youell          US$18,600           US$2,384              US$20,984
Stephen T. Jacobs               --                 --                     --
David G. Wilson                 --                 --                     --
David W. Harrison          $77,775           US$4,000       US$4,000 and CDN$77,775
Sameer Hirji                    --          US$23,800              US$23,800
-------------------------------------------------------------------------------------
Total                    US$74,600                                 US$154,784
                        CDN$77,775          US$80,184              CDN$77,775
-------------------------------------------------------------------------------------

(1). "Option Exercise Net Market Value" is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

                       Fiscal Year ended December 31, 2001

-------------------------------------------------------------------------------------
                                          Option Exercise Net Total
Directors/Officers      Salary            Market Value(1)     Compensation
-------------------------------------------------------------------------------------
David R. Robinson       US$  96,000       US$174,805          US$270,805
Larry W. Youell                  --       US$ 19,530          US$ 19,530
Stephen T. Jacobs                --       US$     --          US$     --
David G. Wilson         $    22,917                           US$ 31,500
                                          US$ 31,500            $ 22,917
David W. Harrison       $    83,646                           US$ 14,850
                                          US$ 14,850            $ 83,646
Sameer Hirji                     --               --                  --
-------------------------------------------------------------------------------------
Total                   US$  96,000                           US$336,685
                        CDN$106,563       US$ 240,685        CDN$106,563
-------------------------------------------------------------------------------------

(1). "Option Exercise Net Market Value" is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

      The Board of Directors may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

      Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or executive officers.

Options to Purchase Securities From Company or Subsidiaries.

      Options to purchase securities from us are granted to directors/officers and employees on terms and conditions acceptable to the relevant regulatory authorities. We adopted a formal stock option plan on June 19, 2000. All of the options granted to report date, except for those granted to Eastmark Ltd. and Westmark Ltd. were granted in accordance with the stock option plan as amended.

      In light of the substantially increased number of common shares to be issued and outstanding as a result of both the Forum Acquisition and this Offering, the Board of Directors has amended Tracer's 2000 Stock Option Plan, by increasing the number of shares authorized for issuance under the Plan, and awarded on April 27, 2003, in accordance with the Plan as amended, options to key employees, consultants, and officers to acquire up to an aggregate of 5,900,000 common shares. The following officers and directors received the options to acquire the number of shares set forth opposite his respective name below:

               Name                                       Number of Shares
               ----                                       ----------------
           Larry Youell                                        1,250,000
           David Thompson                                      1,250,000
           Barry Stansfield                                    2,000,000
           David Robinson*                                       500,000
           David Wilson                                          500,000
           Riaz Sumar                                            200,000

*     Former director and officer, and now a consultant to the Company.

      In addition, on April 27, 2003, the Board granted options to Eastmark Limited and Westmark Limited to purchase up to an aggregate of 5,700,000 shares. All of the Options are exercisable at US$0.08 per share and will be subject to terms and conditions set forth in the option agreements to be executed by both the Company and recipients. Although granted, the options (and the option agreements) will be delivered simultaneously with the issuance of the 100,000,000 shares pursuant to the treasury order issued as contemplated by the Share Purchase Agreement for the purchase of the interest in Forum Exploration Inc.

      The names of the directors and executive officers to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of July 8, 2003, as well as the number of options granted to directors and all employees as a group. The exercise price of the options is stated in U.S. Dollars.

                              Stock Options Granted and Outstanding
-------------------------------------------------------------------------------------------------
                                                   Number of       Exercise
                     Name                        Common Shares       Price      Expiration Date
-------------------------------------------------------------------------------------------------
               Larry W. Youell                        142,659        $0.10        Nov. 16, 2003
                                                       34,060        $0.16        Jan. 18, 2004
                                                    1,250,000        $0.08              *
-------------------------------------------------------------------------------------------------
               Barry Stansfield                     2,000,000        $0.08              *
-------------------------------------------------------------------------------------------------
               David G. Wilson                         18,200        $0.11        Apr. 22, 2004
                                                        5,000        $0.11        Nov. 19, 2004
                                                      500,000        $0.08              *
-------------------------------------------------------------------------------------------------
                David Thompson                      1,250,000        $0.08              *
-------------------------------------------------------------------------------------------------
                  Riaz Sumar                           67,560        $0.14        Jan. 17, 2004
                                                       34,970        $0.16        Jan. 18, 2004
                                                      200,000        $0.08              *
-------------------------------------------------------------------------------------------------
     Total Officers/Directors (5 persons)           5,502,449
-------------------------------------------------------------------------------------------------
   Total Employees/Consultants (8 persons,          7,137,341     $0.08 - $0.32   Jun. 30, 2003 -
   including 1 former officer and director                                              *
  holding 1,057,341 options in aggregate and
   Eastmark and Westmark holding 5,700,000
             options in aggregate
-------------------------------------------------------------------------------------------------
Total Officers/Directors/Consultants/Employees     12,639,790
-------------------------------------------------------------------------------------------------

* Certain options, although granted, expire three years from the date of issuance of the 100,000,000 shares to the Mullins Group/Eastmark Limited that has not been completed yet

C. Board Practices

      We have an audit committee, a compensation committee, and a corporate governance committee.

      Audit Committee. The audit committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the audit committee are Larry Youell, David Thompson, Barry Stansfield, and David Wilson.

      Compensation Committee. The compensation committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the compensation committee are Larry Youell, Barry Stansfield, David Wilson.

      Corporate Governance Committee The corporate governance committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the corporate governance committee are David Wilson, and Barry Stansfield.

D. Employees

      As of December 31, we had no employees and 2 consultants, located in Calgary, Alberta Canada. Of the consultants, 1 is a member of our Senior Management and one was administrative personnel

E. Share Ownership

The following table lists as of June 30, 2003, the share ownership of our directors and executive officers.

The following table sets forth certain information as of June 30, 2003 regarding the ownership of our common stock by (i) each beneficial owner more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, the address of each person identified below is c/o Tracer Petroleum Corporation, Suite 2600, 255 - Fifth Avenue SW, Calgary, AB, T2P 3G6. We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated. Percentage of class in the following table is calculated individually based on the following formula: (Shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer). The total shares outstanding on June 30, 2003 was 10,809,177. The table does not take into account any shares to be issued pursuant to the Forum Acquisition or any shares to be issued pursuant to a recently announced Offering Memorandum.

Name and Address of                   Number of              Percent
Beneficial Owner                        Shares               of Class
--------------------
Ergon Power Pte, Ltd                 2,000,000(1)              15.6%
David Robinson                       1,775,285(2)              14.1%
Larry Youell                           341,700(3)               3.1%
David Wilson                           224,200(4)               2.0%
David Thompson                          10,000                  0.0%
Barry Stansfield                            --                  0.0%
Riaz Sumar                              10,000                  0.0%

(1)   Includes warrants to purchase up to 1,000,000 shares.

(2) Includes share issuable on the exercise of 557,341 incentive stock options, shares issuable on the exercise of 340,000 warrants purchased pursuant to various private placements (280,000 of which are held by D.R.R. Capital Corporation which is a wholly owned company of David Robinson)

(3) Includes shares issuable on the exercise of 176,719 incentive stock options and shares issuable on the exercise of 100,000 warrants purchased pursuant to various private placements.

(4) Includes shares issuable on the exercise of 23,200 incentive stock options and shares issuable on the exercise of 74,000 warrants purchased pursuant to various private placements.

      The particulars of the stock options granted to officers and directors are set forth in the preceding section entitled "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES." The particulars regarding convertible debentures and warrants acquired by certain officers and directors are as follows:

      The following table lists the current directors, executive officers and employees to whom warrants to purchase our shares were sold and the number of share purchase warrants so sold as of the date of this report, as well as the number of share purchase warrants sold to Directors and all employees as a group.

                        Warrants Held by Directors and Officers
----------------------------------------------------------------------------------------
Name                                 Number of share      Exercise Price    Expiration
                                    Purchase Warrants                          Date
----------------------------------------------------------------------------------------
Larry Youell                             100,000              US$0.25       09/03/2003
----------------------------------------------------------------------------------------
David G. Wilson                           74,000              US$0.25       09/03/2003
----------------------------------------------------------------------------------------
Total Officers/Directors/Employees       174,000

----------------------------------------------------------------------------------------

      We are a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. Currently, we are not controlled directly or indirectly by another corporation or any foreign government.

      Except as contemplated by the Forum Acquisition Agreement and the ROC loan agreement, there are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of in control the Company other than as noted above.

      The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

      On December 31, 2002 the shareholder's list showed 854 registered shareholders and 10,511,339 shares outstanding. 809 of these shareholders were US residents, owning 3,933,739 shares representing 37.42% of the issued and outstanding shares. Based upon research in the indirect holdings of depository agencies and financial institutions and other research, we believe that there are in excess of 5,000 beneficial shareholders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

      We are a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. We are not currently controlled directly or indirectly by another corporation or any foreign government. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of the Company's voting securities as of June 30, 2003:

          Name                  Number of Shares Owned     Percentage of Class
          ----                  ----------------------     -------------------
         Ergon Power Pte, Ltd         1,000,000                   9.3%
         David Robinson                 877,944                   8.1%
         Roc Oil Corp (2)

      (2) Under the terms of the Convertible Loan Agreement with Roc Oil Company Limited, dated May 22, 2001, ROC had the option to convert any and all amounts of the funding it provided to us, along with accrued interest into shares of Tracer at a conversion price which is the lesser of US$0.20 per share or 80% of the weighted average closing price for the previous 20 trading days, subject to a floor price of US$0.05 per share. ROC was also to receive up to 5,000,000 share purchase warrants exercisable at US$0.20 per share on or before May 1, 2003. The final number of warrants issued to ROC was dependent depend upon the value of the dollar figure loaned to us. We are in default under the loan agreement with Roc Oil and we may not be able to repay our loan from Roc Oil Limited which was due on the May 1, 2003. We are currently in discussions with Roc which may result in certain amendments to the Convertible Loan Agreement, including an extension of the Maturity Date, revisions to the conversion privileges and deletion of the right to receive warrants. These certain amendments may or may not be agreed to in writing although verbal understandings are in place. The amount of the loan was US$255,944 plus accrued interest and 319,828 warrants were issued but expired unexercised.

      There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of in control the Company other than as noted above and described in the Forum Acquisition.

      As at July 8, 2003 management is not aware of any person holding a greater than 5% beneficial interest in any class of the Registrant's voting securities other than as set forth above. The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

      On June 30, 2003, the shareholder's list showed 868 registered shareholders and 10,809,177 shares outstanding. 822 of these shareholders were US residents, owning 3,943,289 shares representing 36.48% of the issued and outstanding shares. Based upon research in the indirect holdings of depository agencies and financial institutions and other research, we believe that there are in excess of 5,000 beneficial shareholders.

B. Related Party Transactions

Related Party Transactions

      Messrs. Larry Youell, David Robinson, Stephen Jacobs, David Wilson, David Thompson, Riaz Sumar and David Harrison, directors and executive officers, have participated in a number of our private placements, in which they acquired our securities on the same terms and conditions as offered to all prospective investors in such private placements.

      At December 31, 2002 the Company owed D.R.R. Capital Corporation $59,730 and Canadian International Royalty Corporation $14,442 for short term loans. D.R.R. Capital Corporation and Canadian International Royalty Corporation are wholly owned by David Robinson, a former Director. The Company also owed AMS Limited $9,480 for a short term loan. AMS Limited is owned by David Thompson, a current director. The loans are non-interest bearing with no specified repayment terms.

      We sold our interest in the South Alibek Field to Transmeridian for 100,000 US$15 convertible preferred shares of Transmeridian. The shares are convertible into 1.5 million common shares of Transmeridian at a deemed price of US$1.00 per share for a period of 5 years. Tracer also received 1,000,000 common share purchase warrants in Transmeridian entitling the Company to purchase an additional 1,000,000 common shares at US$1.00 for a period of two years. See "Disposition of Properties." Subsequent to year end we exchanged our preferred shares for 1,500,000 common shares of Transmeridian. Mr. David Wilson, one of our executive officers, serves as an advisor to Transmeridian on mergers and potential acquisitions. Mr. Wilson owns shares in Transmeridian.

      Other than the above referenced situations, no Director or Executive Officer and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of fiscal 2002 or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

      At December 31, 2001 the Company owed D.R.R. Capital Corporation US$85,000 ($127,458) for a non-interest bearing short-term loan. D.R.R. Capital Corporation is wholly-owned by David R. Robinson, a Director. This amount was repaid in 2002.

      On May 31, 2001, Mr. David Robinson, Mr. David Wilson and Mr. David Harrison each participated in a private placement of 460,144 units at US $0.40 per unit. Each unit consists of one share plus one two year share-purchase warrant ("Warrant"), with each Warrant being exercisable into one additional common share at US$0.50 up to May 31, 2002, and US$0.65 up to May 31, 2003. The number of units purchased by each individual were 261,944, 25,000, and 10,000 respectively.

      The transactions discussed above with management were on terms as favorable us as would have been obtained from unaffiliated parties. Other than the above referenced situations, no Director or Executive Officer and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of fiscal 2002 or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See "Item 17. Financial Statements."

      We know of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor are we involved as a plaintiff in any material pending litigation.

      We know of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries. We have not declared any dividends for the last five years, nor do we intend to declare any dividends for the foreseeable future.

B. Significant Changes

      The Company is in the final stages of closing an offering of up to 24,000,000 shares at US$0.10 per share. As of the date of this report an aggregate of US$2,153,829.50 has been subscribed for.

      We entered into a Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003 (as amended, the "Forum Acquisition Agreement") with Forum Pacific Inc., a company incorporated under the laws of the Philippines, Forum Exploration Inc. a company incorporated under the laws of the Philippines, and the Mullins Group, through Eastmark Limited, a Bermuda registered company.

      Pursuant to the Share Purchase Agreement we acquired 125,000,000 shares of the issued and outstanding capital stock of Forum Exploration currently owned directly and indirectly collectively by Forum Pacific and the Mullins Group, in exchange for 100,000,000 of our common shares. The Forum Shares represent approximately sixty-six and two-thirds (66 2/3%) percent of the issued and outstanding voting securities of Forum Exploration. See "Item 4. Information About the Company--Forum Acquisition."

ITEM 9. THE LISTING

A. Listing Details and Markets

      Our common shares traded on the Vancouver Stock Exchange ("VSE") in British Columbia, Canada under the symbol "TPC". Trading on the VSE commenced on May 25, 1983. We voluntarily delisted from the VSE on August 6, 1999. Our common shares traded on the NASDAQ SMALL CAP BOARD under the symbol "TCXXF". Trading commenced on NASDAQ on October 30, 1989. Our shares were delisted from the NASDAQ SMALL CAP Board on September 22, 1999. Our shares now trade on the OTC - Bulletin Board under the symbol "TCXXF".

      The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years.

   NASDAQ Small Cap/OTC Bulletin Board Stock Trading Activity - Common Shares
                                  (US Dollars)

           ----------------------------------------------------
              Quarter Ended       Volume         High      Low
           ----------------------------------------------------
                12/31/02          550,000       $0.15    $0.08
                09/30/02        1,023,900       $0.24    $0.10
                06/30/02        1,373,400       $0.25    $0.10
                03/31/02        2,447,800       $0.61    $0.13

           ----------------------------------------------------
                12/31/00        1,817,800       $0.20    $0.09
                 9/30/01        1,184,700       $0.51    $0.14
                06/30/01        3,377,300      $2.062   $0.562
                03/31/01        1,459,600       $0.75    $0.45
           ----------------------------------------------------

      Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for the common shares.

      On June 30, 2003, the shareholder's list showed 868 registered shareholders and 10,809,177 shares outstanding. 822 of these shareholders were US residents, owning 3,943,289 shares representing 36.48% of the issued and outstanding shares. Based upon research in the indirect holdings of depository agencies and financial institutions and other research, we believe that we have in excess of 5,000 beneficial shareholders. Our shares are not registered to trade in the US in the form of American Depository Receipts (ADR's) or similar certificates.

      The table below highlights the historical trading activity of our shares, on NASDAQ Small Cap and OTC Bulletin Board exchanges.

 NASDAQ Small Cap/OTC Bulletin Board Stock Annual Price History - Common Shares
                                  (US Dollars)

------------------------------------------------------------------------------
      Year Ended               High             Low                 Volume
------------------------------------------------------------------------------
       12/31/02                $0.61           $ 0.08                5,395,100
       12/31/01               $2.063           $ 0.09                7,839,300
       12/31/00                $3.00           $ 0.38               10,434,900
       12/31/99                $2.75           $0.312                6,869,300
       12/31/98                $2.50           $0.113                9,435,900
------------------------------------------------------------------------------

The table below highlights our historical trading activity on the Vancouver Stock Exchange.

                   VSE Stock Trading Activity - Common Shares
                               (Canadian Dollars)
------------------------------------------------------------------------------
      Year Ended               High             Low                 Volume
------------------------------------------------------------------------------
       12/31/02                 N/A             N/A                   N/A
       12/31/01                 N/A             N/A                   N/A
       12/31/00                 N/A             N/A                   N/A
       12/31/99                 N/A             N/A                   N/A
       12/31/98                $3.60           $0.50                59,997
------------------------------------------------------------------------------

The table below highlights for the most recent six months, the high and low market prices for each month of our common shares on the OTC Bulletin Board.

         OTC Bulletin Board Stock Monthly Price History - Common Shares
                                  (US Dollars)

-----------------------------------------------------------------------------
     Month Ended         High                  Low                 Volume
-----------------------------------------------------------------------------
       06/30/03          $0.66                $0.12              1,146,400
       05/31/03          $0.18                $0.10                583,900
       04/30/03          $0.15                $0.08                351,900
       03/31/03          $0.18                $0.11                153,600
       02/28/03          $0.21                $0.09                941,400
       01/31/03          $0.10                $0.08                 76,500
-----------------------------------------------------------------------------

ITEM 10. ADDITIONAL INFORMATION.

A. Memorandum and Articles of Association

Reference is hereby made to our Certificate of Continuance, and to our Bylaws, each of which is incorporated herein by reference to, respectively, exhibit 3.1 and 3.2 to our Registration Statement on Form F-1, file number 33-81290.

B. Material Contracts.

      We entered into a Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003 (as amended, the "Forum Acquisition Agreement") with Forum Pacific Inc., a company incorporated under the laws of the Philippines, Forum Exploration Inc. a company incorporated under the laws of the Philippines, and the Mullins Group, through Eastmark Limited, a Bermuda registered company, pursuant to which we will acquire an approximate
66.7 % interest in Forum Exploration, Inc.. See "Item 4. Information About the Company--Forum Acquisition."

C. Exchange Controls

Investment Canada Act

      The Investment Canada Act (the "ICA") prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without the prior consent of Investment Canada, the agency that administers the ICA, unless such acquisition is exempt under the provisions of the ICA. Investment Canada must be notified of such exempt acquisitions. The ICA covers acquisitions of control of corporate enterprises, whether by purchase of assets, shares or "voting interests" of an entity that controls, directly or indirectly, another entity carrying on a Canadian business.

      Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or our Certificate of Continuance. There are no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities except as discussed in "Taxation", below.

D. Taxation

      The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of our common stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on a business in Canada.

      This summary does not take into account provincial income tax consequences. The summary assumes that the publicly announced proposals will be enacted as proposed with the effective dates set out therein; otherwise, the summary assumes that there will be no other changes in law whether by judicial or legislative action.

      If a non-resident were to dispose of common stock to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e. which holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our issued and outstanding shares), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation.

      Under the Canadian Tax Act, a gain from the sale of common stock by a non-resident will not be subject to Canadian tax, provided the stockholder (and/or persons who do not deal at arm's length with the stockholder) has not held a "substantial interest" in our shares (25% or more of the shares of any class of our equity securities) at any time in the five years preceding the disposition. Generally, the Canadian-United States Tax Convention (the "Tax Convention") will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

      In the case of any dividends paid to non-residents, the Canadian tax is withheld by us, which remits only the net amount to the stockholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate stockholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from us are taxable by Canada as ordinary dividends.

      This summary is of a general nature only and is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his/her own tax advisor with respect to the income tax consequences applicable to him/her in his/her own particular circumstances.

E. Documents on Display

      The documents concerning us which are referred to in this Report are either annexed hereto at exhibits (see Item 19) or may be inspected at our principal executive offices in Calgary.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Currency Exchange Rate Sensitivity

      The results of our operations are subject to currency translational risk and currency transaction risk. Regarding currency translational risk, the operating results and financial position of our subsidiaries are reported in US dollars and then translated into Canadian dollars at the applicable exchange rate for preparation of our consolidated financial statements. The fluctuation of the US dollar in relation to Canadian dollar will therefore have an impact upon profitability of our and may also affect the value of our assets and the amount of shareholders' equity.

      In regards to transaction risk, our functional currency is the US dollar and its activities are predominantly executed using the US dollar. We incur a relatively small amount of expenses in Canadian and Iranian currencies. However, due to the fact that the majority of our financings are completed in US dollars, we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC-BB and are bought and sold in US dollars (see tables in Item 8.) We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

      We currently have no significant short term or long term debt requiring interest payments, accept as discussed in the provisions of the ROC loan agreement (see Exhibit 4.14, herewith attached). However, this does not require us to consider entering into any agreements, or purchasing any instruments to hedge against possible interest rate risks at this time. Our interest earning investments are short term. Thus any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

Commodity Price Sensitivity

      Our future revenue and profitability will be dependant, to a significant extent, upon prevailing spot market prices for oil and gas. In the past oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. We currently have no significant operating revenue.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

We are currently in discussions with Roc Oil which may result in certain amendments to the Convertible Loan Agreement that matured May 1, 2003 between ourselves and Roc Oil , including an extension of the Maturity Date, revisions to the conversion privileges and deletion of the right to receive warrants. These certain amendments may or may not be agreed to if at all and the result could be that we would have to pay back the entire loan out of funds raised..

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15: CONTROLS AND PROCEDURES.

      The Board of Directors has overall responsibility for reviewing the Company's disclosure to ensure the Company provides full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure, the Audit and Compliance Committee are responsible for reviewing the Company's financial reporting procedures and internal controls to ensure full and accurate disclosure of the Company's financial position.

      Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c))as of a date (the "Evaluation Date") within 90 days before filing date of this report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

      There were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls, the performance of the Company's auditors and reviewing the reserve evaluations prepared by the Company's independent reserves evaluation engineering consultants. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual financial statements prior to their approval by the full Board. Members of the Audit Committee are Larry Youell, David Thompson, Barry Stansfield, and David Wilson.

The Company's Board of Directors has determined that it has at least one financial expert serving on its Audit Committee. This individual is Mr. David Thompson who has served as a Director of the Company since March 1, 2003. Mr. Thompson is a Certified Management Accountant.

ITEM 16 B: CODE OF ETHICS.

      The Company has not adopted a formal "code of ethics", however, it does maintain written standards that are reasonably designed to deter wrong-doing and to promote:

1. Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2. Full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, regulatory agencies and in other public communications made by the registrant;

3.    Compliance with applicable governmental laws, rules and regulations;

4. The prompt internal reporting of violations of the standards to an appropriate person or persons identified in the standards; and

5.    Accountability for adherence to the standards.

      In addition the Company practices corporate governance in accordance with rules and regulations in Canada.

      Corporate Governance relates to the activities of the Board of Directors who are elected by and accountable to the Shareholders, and takes into account the role of management who are appointed by the Board of Directors and who are charged with the on-going management of the Company. The Board of Directors of the Company encourages sound corporate governance practices designed to promote the well being and on-going development of the Company, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all Shareholders. The Board also believes that sound corporate governance benefits the Company's employees and the communities in which the Company operates. The Board is of the view that the Company's corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by the Toronto Stock Exchange.

      To better fulfill and implement the Boards corporate governance policies, a Corporate governance Committee has been established. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the corporate governance committee are David Wilson and Barry Stansfield.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

      The Company's external auditors, Ernst & Young LLP, received total fees of $52,593 for the year ended December 31, 2002. and $27,512 for the year ended December 31, 2001. Ernst & Young LLP provides audit and review services for respectively annual and interim financial statements of the Company.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

     Financial Statements:

        Report of Auditors, dated May 27, 2003

        Consolidated Balance Sheets at December 31, 2002 and December 31, 2001

        Consolidated Statements of Loss and Deficit for the Years ended December 31, 2002, December 31, 2001, and December 31, 2000

        Consolidated Statements of Cash Flows for the Years ended December 31, 2002, December 31, 2001, and December 31, 2000

        Notes to the Consolidated Financial Statements

                                AUDITORS' REPORT

To the Shareholders of
Tracer Petroleum Corporation

We have audited the consolidated balance sheets of Tracer Petroleum Corporation as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP
Calgary, Canada
May 27, 2003                                               Chartered Accountants

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

      In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to these financial statements. The above opinion is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

                                                           /s/ Ernst & Young LLP
Calgary, Canada
May 27, 2003                                               Chartered Accountants

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies outlined in the notes to the consolidated financial statements. When alternative accounting methods exist, management has chosen those that seem most appropriate in the circumstances. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with accounting principles and practices generally accepted in Canada.

      Management maintains appropriate systems of internal accounting and administrative controls. Policies and procedures are designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide reasonable assurance that the financial information is relevant, reliable and accurate.

      Ernst & Young LLP, an independent firm of chartered accountants, has been engaged, as approved by a vote of the shareholders at the Corporation's most recent annual general meeting, to examine the consolidated financial statements in accordance with auditing standards generally accepted in Canada and the United States and provide an independent audit opinion.

      The Board of Directors annually appoints an audit committee consisting of a majority of non-management directors. The committee meets with the Corporation's independent auditors to review any significant accounting and auditing matters and to discuss the results of the annual audit examination. Ernst and Young LLP has full and free access to the audit committee. The audit committee also reviews the consolidated financial statements and auditors' report and submits its findings to the Board of Directors. The audit committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

               "David M Thompson"                      "Barry Stansfield"
             ------------------------------------     --------------------------
             David M. Thompson                        Barry Stansfield
             Director and Chief Financial Officer     Director

Tracer Petroleum Corporation

                          CONSOLIDATED BALANCE SHEETS
                      (See Basis of Presentation - Note 1)

As at December 31

                                                           2002        2001
                                                            $           $
-----------------------------------------------------------------------------

ASSETS
Current
Cash                                                      24,376       9,371
Accounts receivable                                        7,510      27,660
Prepaid expenses                                             519          --
Investments [note 6]                                      27,776          --
-----------------------------------------------------------------------------
                                                          60,181      37,031
Investments [note 6]                                          --     761,474
Properties and equipment [note 3]                         10,613      53,934
-----------------------------------------------------------------------------
                                                          70,794     852,439
=============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities [note 5]        194,647     296,252
Short term loans [note 5]                                 83,652          --
Convertible loan [note 9]                                368,984     314,650
-----------------------------------------------------------------------------
                                                         647,283     610,902
-----------------------------------------------------------------------------
Commitments and contingencies [note 7]

Shareholders' equity (deficiency)
Share capital [note 4]                                 4,001,710   3,762,591
Equity component of convertible loan [note 9]             21,994      20,863
Deficit                                               (4,600,193) (3,541,917)
-----------------------------------------------------------------------------
                                                        (576,489)    241,537
-----------------------------------------------------------------------------
                                                          70,794     852,439
=============================================================================

See accompanying notes

On behalf of the Board:

                             David Thompson           Barry Stansfield

                             Director                 Director

Tracer Petroleum Corporation

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31

                                              2002         2001        2000
                                                $           $            $
--------------------------------------------------------------------------------

REVENUE                                            --        1,494          943
--------------------------------------------------------------------------------

EXPENSES
Depletion, depreciation and amortization           --           --       55,846
Administrative expenses [notes 5 and 8]       782,835    1,196,014    1,609,501
Other                                              --           --          142
--------------------------------------------------------------------------------
                                              782,835    1,196,014    1,655,489
--------------------------------------------------------------------------------
Operating loss                               (782,835)  (1,194,520)  (1,664,546)

OTHER REVENUE AND EXPENSES
Loss on sale of investments [note 6]          (42,000)          --           --
Loss on sale of furniture and fixtures         (9,967)          --           --
Gain on sale of oil and gas properties             --           --       28,075
Interest and miscellaneous income              13,953          679       25,400
Write down of investments [note 6]            (48,372)    (283,050)    (367,375)
Amortization and writedowns                  (189,055)     (37,020)     (49,560)
--------------------------------------------------------------------------------
                                             (275,441)    (319,391)    (363,460)
--------------------------------------------------------------------------------

Loss for the year                          (1,058,276)  (1,513,911)  (2,028,006)
Deficit, beginning of the year             (3,541,917)  (2,028,006) (35,009,518)
Deficit elimination [note 4]                       --           --   35,009,518
--------------------------------------------------------------------------------
Deficit, end of the year                   (4,600,193)  (3,541,917)  (2,028,006)
================================================================================

Loss per common share
  - basic and diluted [note 4]                  (0.10)       (0.17)       (0.28)
================================================================================

See accompanying notes

Tracer Petroleum Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

                                                  2002           2001           2000
                                                    $              $              $
---------------------------------------------------------------------------------------
Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for year                              (1,058,276)    (1,513,911)    (2,028,006)
Non-cash items included in loss
  Depletion, depreciation and amortization        189,055         37,020        105,406
  Write down of investments                        48,372        283,050        367,375
  Loss on sale of investments and furniture
    and fixtures                                   51,967             --             --
  Options issued to non-employees                  52,995             --             --
  Gain on sale of oil and gas properties               --             --        (28,075)
---------------------------------------------------------------------------------------
                                                 (715,887)    (1,193,841)    (1,583,300)
Changes in working capital related to
  operating activities
  Accounts receivable                              20,150        (13,493)         7,594
  Prepaid expenses                                   (519)        17,806         35,504
  Accounts payable and accrued liabilities        (61,364)        98,070       (194,893)
---------------------------------------------------------------------------------------
                                                 (757,620)    (1,091,458)    (1,735,095)
---------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to properties and equipment, net         (1,638)        (3,084)      (302,995)
Proceeds on sale of investments [note 6]          643,326             --             --
Proceeds on disposal of resource properties
  and other                                            --             --         28,075
Investments [note 7]                             (154,064)       (12,826)      (895,152)
---------------------------------------------------------------------------------------
                                                  487,624        (15,910)    (1,170,072)
---------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Short-term loans                                   83,652       (127,458)       127,458
Convertible loan                                   20,979        383,413             --
Issuance of share capital, net of costs           180,370        848,600      1,879,692
---------------------------------------------------------------------------------------
                                                  285,001      1,104,555      2,007,150
---------------------------------------------------------------------------------------

Net increase (decrease) in cash                    15,005         (2,813)      (898,017)
Cash, beginning of year                             9,371         12,184        910,201
---------------------------------------------------------------------------------------
Cash, end of year                                  24,376          9,371         12,184
=======================================================================================

See accompanying notes

1. BASIS OF PRESENTATION

Tracer Petroleum Corporation (the "Corporation" or "Tracer") is engaged primarily in the business of exploration and development of oil and gas reserves. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation's control.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Corporation has experienced significant operating losses and cash outflows from operations in the years ended December 31, 2002, 2001, and 2000, has a $587,102 working capital deficiency and a shareholders' deficiency of $576,489 at December 31, 2002, and has no producing properties. The Corporation's ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not contain any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which are different from those in the United States ("US GAAP"), as explained in Note 10.

a) Consolidation and use of estimates

These financial statements include the accounts of the Corporation and its subsidiaries Tracer Petroleum International ("TPI"), Tracer Trading Ltd. ("TTL"), TEPCO Ltd. ("TEPCO"), and Tracer Petroleum Iran Limited ("TPIL").

The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

b) Properties and equipment

The Corporation follows the full cost method of accounting for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of related government incentives) are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests." A ceiling test is applied to ensure that capitalized costs do not exceed the sum of estimated undiscounted future net revenues from estimated gross proven reserves less the cost incurred or estimated to develop those reserves, production costs, interest, general and administration costs, and an estimate for restoration costs and applicable taxes plus the lower of cost or estimated market value of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon gross proved developed reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Unproved properties consist primarily of expenditures for property acquisition, office and administrative expenses relating specifically to exploration activities, data processing, drilling and acquisition of seismic data. These properties are periodically reviewed for evidence of impairment and are carried at cost less write-down for impairment, if any. These costs are transferred to the amortization pool on an ongoing basis as the project is evaluated and/or proved reserves are established.

Certain exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the Corporation's proportionate interest in such activities is reflected in the financial statements.

The Corporation provides for amortization of its equipment, fixtures and automobile at the rate of 30% per annum utilizing the declining balance method. It provides for a full year's amortization of these assets in the year of acquisition.

c) Future removal and site restoration costs - oil and gas properties

Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

d) Foreign currency translation

The accounts of the Corporation's integrated wholly-owned subsidiary have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

e) Stock option plan

The Corporation has a fixed price stock option plan. No compensation expense is recognized when stock options are issued to or exercised by employees, officers or directors. Any consideration paid on exercise of stock options by employees, officers or directors is credited to share capital. Effective January 1, 2002 the Corporation adopted section 3870 of the Canadian Institute of Chartered Accountant's Handbook for stock-based compensation and other stock-based payments. The section requires that the Corporation provide pro-forma earnings and pro-forma earnings per share for employee stock option grants, as if the fair value method of accounting for stock-based compensation had been used. The fair value of any stock option grants to non-employees is charged to income during the year.

The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2002 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

                                                            $
             ------------------------------------------------------

             Loss for the year as reported              (1,058,276)
             Compensation expense                          250,188
             ------------------------------------------------------
             Pro-forma loss for the year                (1,308,464)
             ======================================================

             Loss per common share as reported               (0.10)
             Pro-forma loss per common share                 (0.13)
             ======================================================

f) Financial instruments

Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans and convertible loans. As at December 31, 2002 and 2001, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

g) Income taxes

The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

h) Investments

Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

3. PROPERTIES AND EQUIPMENT

                                                      2002
                                   -------------------------------------------
                                                   Accumulated
                                                   Depletion,
                                                Depreciation and   Net book
                                       Cost       Amortization       value
                                        $               $              $
------------------------------------------------------------------------------

Equipment and fixtures                75,799           65,186        10,613
------------------------------------------------------------------------------
                                      75,799           65,186        10,613
==============================================================================

                                                      2001
                                   -------------------------------------------
                                                   Accumulated
                                                   Depletion,
                                                Depreciation and   Net book
                                       Cost       Amortization       value
                                        $               $              $
------------------------------------------------------------------------------

Equipment and fixtures               292,246          250,232        42,014
Automobile                            25,026           13,106        11,920
------------------------------------------------------------------------------
                                     317,272          263,338        53,934
==============================================================================

On December 3, 1999 the Corporation sold all of its oil and gas assets in Indonesia to Tradewinds Oil and Gas International Inc. ("Tradewinds"). In addition to initial cash consideration of US$350,000 on closing, the Corporation is also entitled to the following:

a) Tracer retained a 5% carried interest in the North Tanjung Block (NT Block) PSC and will receive preferential recovery of US$2,000,000 to be paid out of production from 30% of the cost recovery cash flow, net of operating costs. After the preferential recovery of US$2,000,000 the carried interest will be converted into a working interest. The NT Block PSC expired in February 2003. Tradewinds has applied for an extension with the new government body BPMIGAS. The effect of this on Tracer's carried interest is not known.

b) Tracer will receive a 5% carried working interest in the Sungai Gelam Technical Assistance Contract, which will be converted to a 5% working interest upon commerciality being obtained. This is contingent upon Tradewinds election to pursue the project. The Corporation has not yet been advised whether Tradewinds has elected to pursue the project.

4. SHARE CAPITAL

a) Authorized:

      Unlimited number of Common shares without par value

      Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

Issued
                                                          Number       Amount
                                                                          $
    ----------------------------------------------------------------------------

    Common Shares
    Balance December 31, 1999                            5,111,205   35,995,917
    Stated capital reduction (i)                                --  (35,009,518)
    ----------------------------------------------------------------------------
                                                         5,111,205      986,399
    Issued for cash pursuant to private placements (ii)  1,610,000    1,113,469
    Issued pursuant to exercise of stock options         1,123,500      766,223
    ----------------------------------------------------------------------------
    Balance December 31, 2000                            7,844,705    2,866,091
    Issued for cash pursuant to private placement (iii)    460,144      280,995
    Issued pursuant to exercise of stock options         1,224,900      567,605
    ----------------------------------------------------------------------------
    Balance December 31, 2001                            9,529,749    3,714,691
    Issued pursuant to exercise of stock options           981,590      180,370
    Options issued for services                                 --       52,995
    ----------------------------------------------------------------------------
    Balance December 31, 2002                           10,511,339    3,948,056
    ============================================================================

    Warrants [ii, iii and note 9]
    Balance, December 31, 1999 and 2000                  2,539,000           --
    Issued                                                 760,994       47,900
    ----------------------------------------------------------------------------
    Balance, December 31, 2001                           3,299,994       47,900
    Issued                                                  18,978        5,754
    ----------------------------------------------------------------------------
    Balance, December 31, 2002                           3,318,972       53,654
    ============================================================================

i) On June 29, 2000 at the Corporation's annual general meeting, the shareholders passed a special resolution authorizing the reduction of the Corporation's stated capital account by $35,009,518 which represented the amount of the Corporation's accumulated deficit as recorded on the Corporation's balance sheet as at December 31, 1999. At that time this amount was applied against the Corporation's accumulated deficit.

ii) On March 20, 2000 the Corporation completed a non-brokered private placement of 1,540,000 units at US$0.50 per unit. Each unit was comprised of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share in the capital of the Corporation at US$1.00 if exercised on or before March 2, 2001 and US$1.25 if exercised thereafter up to and including March 2, 2002 at which time the warrants were set to expire. On November 16, 2001, the exercise price of all 1,540,000 warrants was reduced to US$0.25 per share. The expiry date of these warrants has been extended to September 3, 2003. A total of $1,119,657 relating to the private placement was included in share capital. In addition, share issuance costs for the private placement of $97,708 were also charged to share capital.

      A total of 70,000 warrants from a previous private placement were exercised during 2000 and net proceeds from the exercise of $91,520 were included in share capital.

iii) On December 19, 2000 the Corporation announced a private placement of 687,500 Units at US$0.40 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable for a period of two years at an exercise price of US$0.50 in the first year and US$0.65 in the second year. The private placement closed with 460,144 Units being issued on May 31, 2001 for net proceeds of $280,995. On November 16, 2001, the exercise price of all 460,144 warrants was reduced to US$0.25 per share. The warrants expire on May 31, 2003.

b) Options

      The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation's stock on the date of the grant and an option's maximum term is three years. The options vest immediately. At

      December 31, 2002 there were 1,907,121 (2001- 1,387,121; 2000 - 1,317,321)
      stock options outstanding to purchase common shares at US$0.10 - US$0.32 per share. These options expire on various dates between May 14, 2003 and April 22, 2004.

                                                                 Weighted
                                                                  Average
                                                   Number of      Exercise
                                                    Options     Price/Share
-----------------------------------------------------------------------------

Outstanding and exercisable January 1, 2000           488,000       $0.79
Granted                                             2,565,821       $1.11
Exercised                                          (1,123,500)      $0.68
Canceled/Expired                                     (313,000)      $2.00
-----------------------------------------------------------------------------
Outstanding and exercisable December 31, 2000 (1)   1,617,321       $0.86
Granted                                             1,727,000       $0.67
Exercised                                          (1,224,900)      $0.46
Canceled/Expired                                     (387,300)      $1.28
-----------------------------------------------------------------------------
Outstanding and exercisable December 31, 2001(2)    1,732,121       $0.16
Granted                                             1,482,290       $0.26
Exercised                                            (981,590)      $0.18
Canceled/Expired                                     (325,700)      $1.28
-----------------------------------------------------------------------------
Outstanding and exercisable December 31, 2002       1,907,121       $0.22
=============================================================================

(1) On November 15, 2000 the Corporation re-priced a total of 675,921 outstanding stock options to US$0.68 per share.

(2) During 2001 the Corporation re-priced all of its outstanding stock options to US$0.10 per share.

      At December 31, 2002, 5,226,093 shares of common stock were reserved including 1,907,121 shares reserved for issuance under stock option agreements and 3,318,972 reserved for issuance in conjunction with outstanding warrants. Subsequent to December 31, 2002, the expiry date of 2,539,000 of these warrants was extended to September 2, 2003. On November 16, 2001 all but 150,000 outstanding warrants which are exercisable at US$0.90 were repriced to US$0.25.

c) Subsequent to December 31, 2002 11,600,000 stock options were issued with an exercise price of US$0.08 and 50,000 stock options were issued with an exercise price of U.S.$0.15. A total of 17,850 options were exercised in the period from January 1 2003 to May 27, 2003 for proceeds of US$1,785 and 619,500 options expired unexercised or were cancelled.

d) The loss per common share computations are based on the weighted average number of shares outstanding which was 10,404,169 (2001 - 8,733,625; 2000
      - 7,337,553). Diluted earnings per share amounts are not recorded, as these amounts would be anti-dilutive.

5.  RELATED PARTY TRANSACTIONS

Management, consulting and investor relations fees and benefits in the amount of $190,578 (2001 - $255,267; 2000 - $286,364) were paid or credited to five (2001
- six; 2000 - seven) directors or officers or companies controlled by them. Included in accounts payable and accrued liabilities at December 31, 2002, is $46,373 (2001 - $142,400) owed to directors, officers and companies controlled by them. All transactions were recorded at the exchange amounts.

At December 31, 2002 the Corporation owed D.R.R Capital Corporation $59,730 and Canadian International Royalty Corporation $14,442 for short-term loans. D.R.R. Capital Corporation and Canadian International Royalty Corporation are wholly owned by David Robinson, Chairman of the Board of Directors. The Corporation also owed

AMS Limited $9,480 for a short-term loan. AMS Limited is owned by David Thompson, a current Director of the Corporation. The loans are non-interest bearing with no specified repayment terms.

6. INVESTMENTS

a) On February 5, 2002 the Corporation reported that it had entered into a Joint Venture Agreement ("JVA") with privately-held Canneft Inc. ("Canneft") of Houston, TX, whereby the Corporation agreed to participate with Canneft in the development of the Adzhiyap project in southwestern Turkmenistan. Under the terms of the JVA between the Corporation and Canneft, Tracer would advance US$150,000 to the Joint Venture during the 5 month period ended September 30, 2002, to cover the remaining estimated costs to secure the PSA. At December 31, 2002, the Corporation had advanced US$100,000 and as a result of political unrest decided not to pursue the project any further. A write down of $154,064 was recorded as a result.

b) On April 3, 2000 the Corporation purchased a 4.5% equity interest in Open Joint Stock Company Caspi Neft ("OJSCCN") from Transmeridian Exploration Inc. ("TMEI") for US$614,158 ($895,152) cash. OJSCCN owns the exploration and production rights for the South Alibek field in the Aktyubinsk region of the Republic of Kazakhstan.

      On March 16, 2001 the Corporation sold its interest in OJSCCN to TMEI for US$1.5 million of convertible preferred shares of TMEI plus 1 million warrants exercisable at US$1.00 per share for a period of two years. The preferred shares were convertible at the Corporation's option into 1.5 million common shares of TMEI at a deemed value of US$1.00 per share at any time within 5 years. The sale was recorded at the carrying value of the assets given up being the shares of OJSCCN which were carried at $895,152 plus the capitalized resource property costs which were $149,372. The total carrying value of $1,044,524 was allocated to the preferred shares and included in investments. At December 31, 2001 the Corporation recorded a write down on its investment of $283,050 and on December 31, 2002 a further write down of $48,372 was recorded. TMEI commenced trading on the NASDAQ OTC-BB market on March 6, 2002. The Corporation elected to convert its preferred shares into 1,500,000 common shares of TMEI on the commencement of trading. By December 31, 2002, the Corporation had sold 1,350,000 shares of TMEI for proceeds of $643,326, net of commissions and recorded a loss on disposal of $42,000. The balance of the Corporation's TMEI shares were sold on February 21, 2003 for proceeds of $27,776 net of commissions. All of the warrants expired, unexercised on March 16, 2003.

c) On January 19, 2001 the Corporation announced that it had entered into a joint venture agreement with A. Brown Company Inc. ("ABC") in the Philippines. The joint venture known as A. Brown Energy Inc. ("ABEI") was set up in order to market and trade crude oil and petroleum products in the Philippines and other countries in the Far East and Australia. To earn its full interest the Corporation had to advance US$50,000 and issue 50,000 common shares to ABC. On May 7, 2001 the joint venture agreement was terminated with the Corporation having advanced a total of US$8,500 ($12,826). This amount was included in amortization and write-downs.

d) The Corporation wrote off its investment in eZuz Inc., with a book value of $367,375, in 2000 due to market conditions for Internet based stocks and the fact that no public market was established for the shares.

7.  COMMITMENTS AND CONTINGENCIES

During the year the Corporation, assigned its office lease to a third party. The Corporation is liable for any defaults on payments by this party.

8. ADMINISTRATIVE EXPENSES

Administrative expenses were comprised of the following:

                                               2002        2001        2000
                                                $           $           $
-------------------------------------------------------------------------------

Engineering and geological consulting          (3,820)     21,453      65,264
Foreign exchange loss (gain)                   (2,114)     17,290     (27,761)
Interest and bank charges [note 9]             73,562      13,940       2,155
Investor relations (note 5)                   193,160     111,721      82,600
Shareholder information                        27,583      40,339      51,860
Management fees (note 5)                      112,804     199,503     213,173
Consulting fees (note 5)                       56,434     203,355     354,355
Office and miscellaneous                       65,049     250,904     239,697
Personnel                                          --      83,184      70,293
Professional fees                             124,999     127,149     204,494
Compensation expense                           52,995          --          --
Travel                                         82,183     127,176     353,371
-------------------------------------------------------------------------------
                                              782,835   1,196,014   1,609,501
===============================================================================

9. CONVERTIBLE LOAN

On May 24, 2001 the Corporation announced that it had entered into an agreement with Roc Oil Company Limited ("ROC") by which ROC agreed to provide the Corporation with staged financing over 15 months up to a discretionary maximum of US$4,000,000. The financing was by way of a series of convertible loans. ROC was initially loaning funds to the Corporation during a due diligence period ending February 28, 2002 with the option to lend further funds to the Corporation beyond that date, subject to the Corporation meeting certain project milestones. Under the agreement the Corporation granted ROC the right of first refusal to participate, up to a 25% equity level, with the Corporation in upstream development opportunities in Iran. ROC had the option of appointing up to 3 members of the Board of Directors of Tracer depending upon the level of funding provided. Under the terms of the agreement, ROC was also provided an the option of providing further funding to the Corporation directly or converting the loan and accrued interest into either a 50% interest in TEPCO Ltd., the wholly-owned subsidiary of Tracer was to hold the Iranian projects or into a direct 50% interest in the projects. ROC would then be required to provide further funding to TEPCO, via either loans or direct investment in the projects for a total of US$3,765,000.

If ROC elected not to convert its loan amounts and accrued interest into a direct interest in TEPCO Ltd. or into a direct interest in the projects, it had the option to provide funding of up to US$4,000,000 directly to the Corporation. Until the maturity date of May 1, 2003, ROC would also have the option of converting any and all amounts of this funding and accrued interest into shares of Tracer at a conversion price which is the lesser of US$0.20 per share or 80% of the weighted average closing price for the previous 20 trading days, subject to a floor price of US$0.05 per share. ROC will also receive up to 5,000,000 share purchase warrants exercisable at US$0.20 per share on or before May 1, 2003. The final number of warrants issued to ROC was 319,828. All of the warrants expired unexercised.

The loan agreement contains certain non-financial covenants restricting the Corporation from certain activities such as paying dividends, adopting any shareholders' rights plan where the rights of ROC would be adversely affected, sale of assets other than in the normal course of business, restricting the use of proceeds received under the loan agreement and prohibiting the amalgamation, consolidation or merger of the Corporation with another entity. To be in compliance with these covenants Tracer must provide ROC with advance notification of any such anticipated activity. Failure to meet the covenants would result in the loan becoming immediately repayable. As at December 31, 2002 the Corporation had met all covenants.

To December 31, 2002 ROC had advanced US$255,944 ($404,392) (2001 - US$240,762
($383,413)) on which $31,992 (2001 - $12,272) of interest expense has been accrued. The gross proceeds received as of December 31, 2002 have been allocated to the convertible loan and warrants based on the relative fair value of each security.

Accordingly, $350,738 (2001 - $335,513) was allocated to the notes and $53,654 (2001 - $47,900) was allocated to the 319,828 (2001 - 300,850) issuable warrants. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The $53,654 discount for the warrants will be accrued and recorded as interest expense over the term of the loan. For the year ended December 31, 2002 $40,241 (2001 - $nil) has been accrued.

The amount allocated to the convertible loan of $350,738 (2001 - $335,513) has been segregated into debt and equity components based on their respective fair values. The equity component represents the holder conversion right. It will continue to be disclosed separately in shareholders' equity until the loan is either converted or repaid at which time it will be transferred to share capital. The amount allocated to equity as at December 31, 2002 was $21,994 (2001 - $20,863).

The loan matured on May 1, 2003, however presently remains outstanding. The Corporation is presently in discussions regarding possible conversion of the loan, however at the present time the outcome is not known.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Corporation's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP as follows:

Financial statement presentation

Statements of Loss                             2002        2001           2000
                                                 $           $              $
                                                        (restated)(1)
---------------------------------------------------------------------------------
Loss for the year - Canadian basis          (1,058,276)  (1,513,911)   (2,028,006)
Beneficial conversion feature (a)              (13,441)     (45,143)           --
Stock option repricing (c)                       7,502     (226,400)
---------------------------------------------------------------------------------
Loss and comprehensive loss for the year -
  U.S. basis                                (1,064,215)  (1,785,454)   (2,028,006)
=================================================================================

Loss per common share (basic and diluted)
  - Canadian basis                               (0.10)       (0.17)        (0.28)
Loss and comprehensive loss per common
  share (basic and diluted) - U.S. basis         (0.10)       (0.20)        (0.28)
=================================================================================

Balance Sheet                              2002                    2001
                                 ----------------------  ----------------------
                                   Canadian     U.S.        Canadian    U.S.
                                     GAAP       GAAP          GAAP      GAAP
                                       $          $             $         $
-------------------------------------------------------------------------------

Convertible loan (b)                368,984    390,978       314,650   335,513
Shareholders' equity (deficiency)  (576,489)  (875,965)      241,537   (50,869)

The cumulative effect of these adjustments on consolidated shareholders' equity (deficiency) is as follows:

                                                            2002        2001
                                                             $            $
--------------------------------------------------------------------------------

Shareholders' equity (deficiency) using Canadian GAAP    (576,489)     241,537
Beneficial conversion feature (a)                         (58,584)     (45,143)
Equity component of convertible loan (b)                  (21,994)     (20,863)
Stock option repricing (c)                               (218,898)    (226,400)
--------------------------------------------------------------------------------
Shareholders' equity (deficiency) using U.S. GAAP        (875,965)     (50,869)
================================================================================

(1) The statement of loss for 2001 prepared in accordance with U.S. GAAP has been restated to reflect the following:

      i) a restatement of the loss for the year - Canadian basis from $1,226,706 to $1,513,911 to reflect the balance as presented in the 2001 statement of loss and deficit

      ii) recognition of the beneficial conversion feature on the convertible loan at inception of $45,143 [see (a) below]

(a) Under US GAAP, the terms of the convertible notes provide the lenders with an 'in-the-money' variable conversion rate. A beneficial conversion feature on the convertible loan is calculated at issuance based on the difference between the effective conversion price of the allocated proceeds and the market price of the common stock. The amount of the beneficial conversion feature at inception was $45,143, however, because of the variability of the conversion ratio, it is remeasured each reporting period until conversion, extinguishment or maturity. The remeasurement of the beneficial conversion feature at December 31, 2001 did not result in any change to the amount originally calculated. The remeasurement at December 31, 2002 resulted in an increase in the amount allocated to the beneficial conversion feature of $13,441.

(b) Under Canadian GAAP, the amount allocated to the convertible loan has been segregated into debt and equity components based on their respective fair values (note 9). Under U.S. GAAP the amount allocated to the convertible loan would not be bifurcated.

(c) Under APB Opinion 25 the repricing of outstanding stock options under a fixed price stock option plan results in these options being recognized as variable price options from the date of the modification until they are exercised, forfeited or expire. Accordingly, changes in the intrinsic value of the stock options from the modification date to the period end date would be recognized in the consolidated statements of loss as adjustments to general and administrative expense. For the year ended December 31, 2002, income would increase by $7,502 (2001 - decrease by $226,400; 2000 - $nil), as the market value of the Corporation's common shares at December 31, 2002 was higher than the revised exercise price.

(d) As described in note 4, the Corporation has granted stock options to selected employees, directors and officers. For US GAAP purposes, Financial Accounting Standard ("FAS") 123, "Accounting for Stock-Based Compensation," requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost by the intrinsic value method set out in Accounting Principles Board (APB) Opinion 25. As options are granted at exercise prices based on the market value of the Corporation's shares at the date of grant, there is no compensation expense relating to ABP Opinion 25. Had the Corporation followed FAS 123, there would be no material impact on the loss for the year or loss per common share.

New pronouncements

In August 2001, the Financial Accounting Standards Board approved FAS 144, "Impairment of Long-Lived Assets." FAS 144 requires that in cases where undiscounted expected cash flows associated with long-lived assets are less than their carrying value, an impairment provision is recognized in an amount by which the carrying value exceeds the estimated fair value of such assets. FAS 144 will be applicable for fiscal years beginning after December 15, 2003.

The adoption of this standard will not have any impact on the Corporation's current financial position or results of operations; however, the impact of this standard in future years could be material.

11. INCOME TAX LOSSES CARRIED FORWARD

The Corporation has incurred losses for Canadian income tax purposes in the amount of approximately $3,925,585, which, together with accumulated resource and equipment cost pools of approximately $803,719, may be carried forward to offset future taxable income. The benefit, if any, of these income tax losses and resource pool balances carried forward has not been reflected in the accounts. The income tax losses carried forward expire as follows: 2006 - $1,958,105; 2007 - $1,113,394; 2008 -$854,086; 2009 - $675,748. The resource pool balances may be carried forward indefinitely.

12. COMPARATIVE INFORMATION

Certain amounts for prior years have been reclassified to conform to the current year's presentation.

13. SUBSEQUENT EVENTs

a) The Corporation entered into a Share Purchase Agreement dated March 11, 2003 among Forum Pacific, Inc. ("Forum"), Mullins Group/ Eastmark Limited ("Mullins/Eastmark") and the Corporation, providing for the purchase by the Corporation of 66?% of the issued and outstanding shares of Forum Exploration, Inc., a Philippines corporation. The Share Purchase Agreement was amended by a Share Purchase Amending Agreement dated March 21, 2003.

      Forum Exploration, Inc. is the legal and beneficial holder of 100% interests in two upstream oil and gas contract areas in the Philippines. The first contract is a Geophysical Survey and Exploration Contract covering the Manila Bay area, and the second contract is a Service Contract covering the northern half of Cebu Island in the Philippines. The Corporation conducted extensive due diligence with respect to the corporate status of Forum Exploration, Inc., in addition to the status of the underlying assets, including the Geophysical Survey and Exploration Contract for Manila Bay and the Service Contract for Cebu Island. After extensive due diligence, it was determined that the Corporation would proceed with the acquisition, subject to certain deficiencies having been rectified. The deficiencies were rectified, and the Corporation decided to proceed.

      On April 28, 2003, the Corporation closed the acquisition of 125,000,000 shares in the capital of Forum Exploration, Inc., representing 66?% of the issued and outstanding shares of Forum Exploration, Inc. The remaining 33?% of the shares of Forum Exploration, Inc. was retained by Forum. The transfer of the 125,000,000 shares of Forum Exploration, Inc. to the Corporation was confirmed by final regulatory approval and transfer of Stock Certificates on May 23, 2003.

      The consideration to be paid by the Corporation for the acquisition of the 125,000,000 shares of Forum Exploration, Inc. is to be the issuance of 100,000,000 common shares of the Corporation at a deemed value of US$0.10 per share for total consideration of US$10,000,000. While the issuance of the 100,000,000 common shares of the Corporation has been approved by the Board of Directors of the Corporation, and while the Corporation has received all of the consideration that is due, the Corporation awaits final confirmation and executed subscription forms from Mullins/Eastmark with respect to the treasury instructions for the issuance of the 100,000,000 common shares of the Corporation.

b) Subsequent to December 31, 2002 the Corporation announced a private placement of 20,000,000 common shares at US$0.10 per common share. The Corporation has received US$328,284 to date from the private placement.

ITEM 18. FINANCIAL STATEMENTS.

The Company has elected to report under Item #17.

ITEM 19. EXHIBITS

1.1 Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, File No. 33-81290 (the "Registration Statement"); *

1.2 By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

2.1 Form of Warrant Agreement between Tracer Petroleum Corporation and Continental Stock Transfer and Trust Company, as Transfer Agent and Warrant Agent (incorporated by reference to Exhibit 4.1 to Amendment No. 2 ("Amendment No. 2") to the Registration Statement); *

4.1 Production Sharing Contract, dated February 27, 1993, between Pertamina and PerminTracer Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement); *

4.2 Assignment and Novation Agreement, dated July 31, 1992, among Rainbow Energy Ltd., Tracer Petroleum Corporation, Canada Northwest Energy Limited and Canada Northwest Energy (South Sumatra) Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement); *

4.3 Agreement, dated June 6, 1994, between Spring Energy Ltd. and PerminTracer Petroleum Ltd. (incorporated by reference to Amendment No. 1); *

4.4 Association Agreement between Mullins Group and Tracer Petroleum Corporation, dated December 3, 1998.; *

4.5 Letter of Intent between eZuz.com, Inc and Tracer Petroleum Corporation, dated July 27, 1999; *

4.6 Asset Sale Agreement between Tradewinds Oil and Gas International, Ltd. and Tracer Petroleum Corporation, dated September 1, 1999; *

4.7 Option to Purchase Drilling Rig between Tracer Petroleum Corporation and Tradewinds Oil and Gas International, Ltd., dated December 3, 1999; *

4.8 Share Sale Agreement between Tracer Petroleum Corporation and Tradewinds Oil and Gas International, Ltd., dated September 1, 1999 ; *

4.9 Option Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 31, 2000 ; *

4.10 Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

4.11 Convertible Loan Agreement with Roc Oil Company Limited, dated May 22, 2001; *

4.12  Tracer Canneft Joint Venture Agreement, dated February 3, 2002; *

4.13  Tracer Canneft Joint Venture Agreement Amendment, dated June 1, *

4.14 Amended Convertible Loan Agreement with Roc Oil Limited dated August 15, 2001; *

4.15 Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; (filed herewith)

4.16 Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; (filed herewith)

4.17 Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; (filed herewith)

4.18  Code of Ethics. (filed herewith)

7.0   List of subsidiaries; *

10.0  Consent of Ernst & Young LLP (filed herewith).

*     Previously Filed.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 23, 2003                              TRACER PETROLEUM CORPORATION
                                              ----------------------------------
                                                         (Registrant)


                                                      /s/ Larry W. Youell
                                              ----------------------------------
                                                            President

Certifications

I, Larry Youell, certify that:

1. I have reviewed this annual report on Form 20-F of Tracer Petroleum Corporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including it consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant change in internal controls or I other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 23, 2003

                                         s/Larry Youell
                                         Chairman and Chief Executive Officer

I, David Thompson, certify that:

1. I have reviewed this annual report on Form 20-F of Tracer Petroleum Corporation.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including it consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant change in internal controls or I other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 23, 2003

                             s/ David Thompson
                            Chief Financial Director

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the periodic report of Tracer Petroleum Corporation.(the "Company") on Form 20-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David M. Thompson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

      (1)   The Report fully complies with the requirements of Section 13(a) or
            Section 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 23, 2003                      s/ David Thompson

In connection with the periodic report of Tracer Petroleum Corporation.(the "Company") on Form 20-F for the year ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Larry
W. Youell, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that:

      (1)   The Report fully complies with the requirements of Section 13(a) or
            Section 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 23, 2003                      s/ Larry Youell

                          TRACER PETROLEUM CORPORATION

                            ANNUAL REPORT ON FORM 20F

                               FOR THE YEAR ENDED

                                DECEMBER 31, 2002

                                  EXHIBIT INDEX

4.15 Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003

4.16 Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; (filed herewith)

4.17 Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; (filed herewith)

4.18  Code of Ethics. (filed herewith)

10.1  Consent of Independent Chartered Accountants.