Form 20-F
period 2003-12-31
FORUM ENERGY CORP
filed 2004-07-15
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year ended December 31, 2003

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-17729

FORUM ENERGY CORPORATION
(formerly “TRACER PETROLEUM CORPORATION”)
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 1400 700-2nd  Street SW Calgary, AB. T2P 4V5
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 135,821,037 Common Stock and 8,239,000 Common Stock Purchase Warrants

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports). and (2) has been subject to such filing requirements for the past 90 days.

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

Not Applicable

FORUM ENERGY CORPORATION (formerly ‘TRACER PETROLEUM CORPORATION”)
FORM 20-F ANNUAL REPORT FISCAL 2003,  ENDED DECEMBER 31, 2003

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          Some of the information in this prospectus contains forward-looking statements.  Forward-looking statements represent our current expectations or forecasts of future events and are based on our management’s beliefs, as well as assumptions made by and information currently available to them.  You can identify these statements by the fact that they do not relate strictly to historical or current facts.  These statements may include the words “anticipate,” “believe,” “budget,” “estimate,” “expect,” “intend,” “objective,” “plan,” “probable” “possible,” “potential,” “project” and other words and terms of similar meaning in connection with any discussion of future operating or financial performances.

          Any or all of our forward-looking statements in this Form 20-F may turn out to be wrong.  They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties.  Many of these factors, including the risks outlined under “Risk Factors,” will be important in determining our actual future results, which may differ materially from those contemplated in any forward-looking statements.  These factors include, among others, the following:

–	oil and natural gas price volatility;

–	uncertainties in the estimates of proved reserves and in the projection of future rates of production and timing of development expenditures;

–	our ability to find and acquire additional reserves;

–	risks associated with acquisitions, exploration, development and production;

–	operating hazards attendant to the oil and natural gas business;

–	potential constraints on our ability to market reserves due to limited transportation space;

–	climatic conditions;

–	availability and cost of labor, material, equipment and capital;

–	ability to employ and retain key managerial and technical personnel;

–	international, national, regional or local political and economic uncertainties, including changes in energy policies, foreign exchange restrictions and currency fluctuations;

–	adverse regulatory or legal decisions, including those under environmental laws and regulations;

–	the strength and financial resources of our competitors;

–	general economic conditions; and

–	our ability to continue as a going concern.

          When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.  Our forward-looking statements speak only as of the date made.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as otherwise required by United States securities laws, we are under no duty to update any of the forward looking statements after the date of this Form 20-F to conform them to actual results or to changes in our expectations.  All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

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

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar

Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

Fiscal Year Ended 12/31/03	1.40	1.54	1.31	1.30
Fiscal Year Ended 12/31/02	1.57	1.62	1.51	1.58
Fiscal Year Ended 12/31/01	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/00	1.49	1.56	1.44	1.50
Fiscal Year Ended 12/31/99	1.49	1.51	1.46	1.44

The current rate of exchange was $1.3338 on June 30,2004.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	01/04	02/04	03/04	04/04	05/04	06/04

High	$1.3340	$1.3442	$1.3480	$1.3711	$1.3970	$1.3768
Low	$1.2690	$1.3108	$1.3080	$1.3095	$1.3702	$1.3404

A.  Selected Financial Data

          The tables below present selected financial information. Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Table 3(A)(3) presents selected financial information under Canadian GAAP and Table 3(A)(4) presents the same information assuming we had reported under US GAAP (see below).  These tables should be read in conjunction with the financial statements and notes thereto and Management Discussion and Analysis included elsewhere in this annual report.  All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated.

Table No. 3(A)(3)
Selected Financial Data CDN GAAP
(CDN $ in ’000, except EPS, Weighted Avg. Shares and Capital Stock Shares)

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00		Year Ended 12/31/99

Revenue	$—	$—	$1		$1		$1,080
Operating loss	$(1,397)	$(783)	$(1,195)		$(1,665)		$(2,891)
Net loss	$(1,356)	$(1,058)	$(1,514)		$(2,028)		$(3,225)
Net loss per share	$(0.01)	$(0.10)	$(0.17)		$(0.28)		$(0.74)
Diluted Net loss per share	$(0.01)	$(0.10)	$(0.17)		$(0.28)		$(0.74)

Dividends per share	$0.00	$0.00	$0.00		$0.00		$0.00
Weighted Avg. Shares O/S (’000)	113,700	10,404	8,734		7,338		4,351

Working Capital	$(283)	$(587)	$(574)		$(281)		$592
Resource Properties (1)	$8,951	$—	$—		$149		$—
Long-Term Debt	$6,882	$—	$—	$	Nil	$	Nil
Shareholders’ Equity/ (deficiency)	$1,809	$(576)	$242		$838		$986
Capital Stock Shares (‘000)	135,821	10,511	9,529		7,845		5,111
Total Assets	$9,109	$71	$852		$1,164		$1,379

(1)	Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

Table No. 3(A)(4)
Selected Financial Data US GAAP
(CDN $ in ’000, except EPS, Wgt Avg. shares and Capital Stock Shares)

	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00		Year Ended 12/31/99

Revenue	$—	$—	$1		$1		$1,080
Operating loss	$(1,397)	$(783)	$(1,195)		$(1,665)		$(2,540)
Net loss	$(2,791)	$(1,064)	$(1,785)		$(2,028)		$(2,873)
Net loss per share	$(0.02)	$(0.10)	$(0.20)		$(0.28)		$(0.66)
Fully Diluted Net loss per share	$(0.02)	$(0.10)	$(0.20)		$(0.28)		$(0.66)
Dividends per share	$0.00	$0.00	$0.00		$0.00		$0.00
Wgt. Avg. Shares O/S (’000)	113,700	10,404	8,734		7,338		4,351

Working Capital	$(283)	$(598)	$(221)		$(281)		$592
Resource Properties	$8,951	$—	$—		$149		$—
Long-Term Debt	$6,882	$—	$—	$	Nil	$	Nil
Shareholders’ Equity/(deficiency)	$1,809	$(876)	$(51)		$838		$986
Capital Stock Shares (‘000)	135,821	10,511	9,529		7,845		5,111
Total Assets	$9,109	$71	$852		$1,164		$1,379

B.  Risk Factors

GENERAL BUSINESS RISKS

•	We have a history of operating losses.

     We sustained losses for each of the fiscal years ended December 31, 2003, 2002 and 2001 of, respectively $1,356,130, $1,058,276, and $1,513,911, respectively. We also anticipate sustaining a loss from operations for the fiscal years ended December 31, 2004.

•	Going Concern.

     Our success is dependent upon our ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond our control.

     The consolidated financial statements included herein have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2003 and 2002, and had a $283,314 working capital deficiency at December 31, 2003 and have no producing properties. Our ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. If the going concern assumption was not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used (see note 1 to the financial statements).

In the United States, reporting standards for auditors require the addition of an explanatory paragraph  when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern (see comments by auditors for US readers on Canada-US reporting differences)

•	We will need additional funds in order to implement our intended projects and there is no assurance that such funds will be available as, if and when, needed.

     Funds from operations for the fiscal years ended December 31, 2003, 2002, and 2001 were $(581,205), $(715,887) and $(1,193,841), respectively. We have been dependent upon the proceeds of equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests in oil and gas properties.

•	We do not intend to pay dividends in the foreseeable future.

We have paid no dividends on our common shares since inception and do not plan to pay dividends in the foreseeable future. See “Description of Common Shares”

•	The market price of our common shares has been and will in all likelihood, continue to be volatile.

     The market price of our common shares has fluctuated over a wide range and it is likely that the price of our common shares will fluctuate in the future. Announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of the common shares.

•	The value and transferability of our shares may be adversely impacted by the limited trading market for our shares and the penny stock rules.

     There is only a limited trading market for our shares on the Over the Counter Bulletin Board Exchange (“OTCBB”). There can be no assurance that this market will be sustained or that we will be able to satisfy any future trading criteria that may be imposed by the National Association of Securities Dealers (“NASD”).

     In addition, holders of our common shares may experience substantial difficulty in selling their securities as a result of the “penny stock rules.” Our common shares are covered by the penny stock rules, a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker dealers to make a market in our common shares.

•	The large number of shares eligible for future sale by existing shareholders may adversely affect the market price for our common shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common shares. At June 4, 2004, we had 137,683,646 common shares outstanding. On that date we also had reserved 8,389,790 common shares for issuance under our stock plan at per share exercise prices ranging from $0.08 to $0.43 and had reserved 8,239,000 common shares for issuance under the Warrants pursuant to various private placements and the acquisition of Forum Exploration Inc.  We intend to include these common shares in a Registration Statement to be filed with the United States Securities and Exchange Commission pursuant to the Securities Act 1933 registering the common shares for resale.

See “Item 6. Directors, Senior Management and Employees--Options to Purchase Securities from the Company or Subsidiaries.”

     No prediction can be made as to the effect, if any, that sales of shares of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time. The possibility that substantial amounts of our common shares may be sold under Rule 144 into the public market may adversely affect prevailing market prices for the common shares and could impair our ability to raise capital in the future through the sale of equity securities.

•	Foreign laws, rules and environmental regulations to which we are subject may adversely affect our business operations as well as the market price for our stock.

     The production of oil and gas is generally subject to extensive laws, rules, orders and regulations governing a wide variety of matters, including the drilling and spacing of wells, allowable rates of production, prevention of waste and pollution and protection of the environment. In addition to the direct costs borne in complying with such regulations, operations and revenues may be impacted to the extent that certain regulations limit oil and gas production to below economic levels. Although the particular regulations applicable in each jurisdiction in which operations are conducted vary, such regulations are generally designed to ensure that oil and gas operations are carried out in a safe and efficient manner and to ensure that similarly-situated operators are provided with reasonable opportunities to produce their respective fair share of available crude oil and natural gas reserves. However, since these regulations generally apply to all oil and gas producers, we believe that these regulations should not put us a material disadvantage to other oil and gas producers.

OPERATING RISKS - OIL AND GAS EXPLORATION ACTIVITIES

•	We do not currently own properties with oil or gas reserves.

     We do not own any properties with oil or gas reserves. Our future oil and natural gas reserves, production, and, therefore, cash flow and income, as well as our success are highly dependent on success in finding or acquiring recoverable reserves. We cannot assure shareholders that we will be able to develop, exploit, find or acquire reserves to replace future production, if any.

•	Exploring for and producing oil and natural gas are high-risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

     Exploration and development of oil and gas resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. There is no assurance that our exploration and development activities will result in any discoveries of commercial bodies of oil or gas. The long-term profitability of our operations will be in part directly related to the cost and success of our exploration programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources, and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

•	If we are unable to continue to identify, explore and develop new properties, our business operations may be adversely affected.

     We expect that in order to be successful in our oil and gas exploration activities we must continually acquire or explore for and develop new oil and gas reserves to replace those, if any, being depleted by production. Without successful drilling or acquisition ventures our oil and gas assets, properties and the revenues derived there from, if any, will decline over time. To the extent we engage in drilling activities, such activities carry the risk that no commercially viable oil or gas production will be obtained. The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or cancelled as a result of many factors, including shortage of available working capital, title problems, weather conditions, environmental concerns, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and drilling and well servicing companies. The availability of a ready market for our oil and gas will depend on numerous factors beyond its control, including the demand for and supply of oil and gas, the proximity of our natural gas reserves to pipelines, the capacity of such pipelines, fluctuations in seasonal demand, the effects of inclement weather, and government regulation. New gas wells may be shut-in for lack of a market until a gas pipeline or gathering system with available capacity is extended into the area.

•	The exploration and development of oil and gas properties are subject to operating hazards and risks for which we will be uninsured.

     Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we expect to acquire an interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. These include the possibility of fires, earthquake activity, coastal erosion, explosions, blowouts, oil spills or seepage, gas leaks, discharge of toxic gas, over-pressurized formations, unusual or unexpected geological conditions and the absence of economically viable reserves.  These hazards may result in cost overruns, substantial losses and/or exposure to substantial environmental and other liabilities.

•	Fluctuating oil prices may adversely impact our operations and activities.

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

•

If we fail to fulfill our obligations under our purchase option and joint venture agreements not only will our operations be adversely affected, but we may lose our interest in the property in question .

     We may, in the future, be unable to meet our share of costs incurred under the joint venture agreements or other option or joint venture agreements to which we are, or may become a party, and we may have our interest in properties, in which we may acquire interests subject to such agreements, reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete recommended programs.

•	It is possible that our title for the claims in which we have an interest will be challenged by third parties.

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

•	Reserve estimates for oil and gas reserves reported by us are dependent on many assumptions that may ultimately turn out to be inaccurate.

     Reserve estimates are imprecise and may be expected to change as additional information becomes available. Furthermore, estimates of crude oil and natural gas reserves, of necessity, are projections based on engineering data and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way and the accuracy of any reserve estimate is a function of the quality of available data of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the information regarding reserves, if any, set forth herein will ultimately be produced.

•	Our oil and gas production and marketing may be adversely affected by factors beyond our control.

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

•	Our operations will be subject to numerous environmental risks.

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

•

Since we have acquired properties in less developed countries, our operations may be adversely affected by risks associated with the political, economic and social climate of the countries in which we will operate.

     Since our exploration and development activities will occur primarily in countries other than Canada or the United States, we may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in these countries may adversely affect our business. Operations may be effected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted. Exploration and production activities in areas outside the United States and Canada are also subject to the risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks.

•	We face competition from larger and better financed companies seeking to acquire properties in our sphere of operation.

     The oil and gas industry is highly competitive and our business could be harmed by competition with other companies. Because oil and gas are fungible commodities, the principal form of competition is price competition. We will strive to maintain the lowest finding and production costs possible to maximize profits. In addition, as an independent oil and gas company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long term positions and maintain strong governmental relationships in countries in which we  may seek entry.

•	We currently do not maintain insurance against potential losses and unexpected liabilities.

     As previously stated, exploration for and production of oil and natural gas can be hazardous, involving natural disasters and other unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. Although we intend to maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent, we do not presently have such insurance coverage; and, even if we were to obtain such insurance coverage, there is no assurance that it will be adequate to protect against all operational risks.

•	We are dependent on retaining our senior management and key personnel.

     To a large extent, we depend on the services of our senior management personnel. These individuals have critical and unique knowledge of the areas of operations that facilitate the evaluation and acquisition of potential properties in our intended sphere of operations. The loss of these experienced personnel could have a material adverse impact on our ability to compete in this region of the world. We do not maintain any insurance against the loss of any of these individuals.

•	Our directors may face conflicts of interest in connection with our participation in certain ventures because they are directors of other resource companies.

     David Robinson, who serves as our President, Chief Executive Officer and as a director, and David Wilson, who serves as a director, are also directors of other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. It is possible that due to our directors’ conflicting interests we may be precluded from participating in certain projects that we might otherwise have participated in or we may obtain less favorable terms on certain projects than we might have obtained if our directors were not also the directors of other participating mineral resource companies. In their effort to balance their conflicting interests, our directors may approve terms that are equally favorable to all of their companies as opposed to negotiating terms that may be more favorable to us but adverse to their other companies. Additionally, it is possible that we may not be afforded certain opportunities to participate in particular projects because such projects are assigned to our directors’ other companies for which the directors may deem the projects to have a greater benefit.

ITEM  4.  INFORMATION ON THE COMPANY

A.  Corporate History and Development of the Company.

          We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation. Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation followed more recently, in July 2003, to Forum Energy Corporation. Our wholly owned subsidiaries are TEPCO Ltd. (“TEPCO”) and Forum Energy International LTD (formerly Tracer Petroleum International Ltd. (“TPI”)), a company incorporated in Bermuda to pursue oil and gas ventures in the Middle East.  In addition we own 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine based oil and gas company with rights to develop certain concession areas as more fully described later.

          We are engaged in the acquisition, exploration and, when warranted, development of natural resource properties. In the years ending December 31, 1999, 2000 and 2001, our focus was on the disposition of certain of our property interests. We successfully completed our disposition program in 2002 retaining in some instances small working interest in some of our prior projects. We are currently focused on the exploration and development of two petroleum license areas in the Philippines held by FEI.

          Our head office is located at Suite 1400 700  – 2nd Street SW, Calgary, Alberta T2P 4V5. Our phone number is (403) 290-1676. We also have an office for FEI located at 14 F Pearlbank Centre , 146 Valero Street, Salcedo Village, 1227  Makati City, Philippines with phone number (632) 893-7019 /21.

B.  Business Overview

          At this time, we do not have any revenue generating assets, and as a result rely on equity and/or debt financing to fund ongoing operations. We have experienced large operating losses and cash outflows and, as such, our ability to continue as a going concern is dependant upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

          We are currently pursuing exploration and development opportunities for oil and natural gas in the Philippines.

Recent Developments

The Philippines

          We are currently pursuing exploration and development opportunities for oil and natural gas in the Philippines through FEI, a Philippines based energy company with sole participation in two petroleum contract areas.

Debt Conversion

On December 15, 2003 Roc Oil Company Limited elected to convert debt pursuant to its agreement in our company amounting to US$255,944 plus interest accrued to the date of conversion of US$51,431. In consideration we issued an aggregate of 3,073,572 shares at the conversion price of US$0.10 per share, representing $398,511.

C. Current Exploration/Development

Forum Exploration Inc.

          FEI is focusing on oil and gas exploration in the Philippines. Currently, FEI has applied for and/or currently holds a 100% interest in two contract areas in the Philippines (the “Forum Properties”).

          The first contract area is a GSEC (Geophysical Survey and Exploration Contract), which covers Manila Bay and a portion of the contiguous landward area of Luzon Island. This GSEC, known as GSEC92, expired May 12th 2000. FEI recently applied for another GSEC area which includes the Manila Bay area, previously covered by GSEC 92, plus an additional area on land in a strip extending northwards from the bay and beyond Lincayen Gulf.

          The second contract area is a service contract (SC) area known as SC 40, which covers the northern half of Cebu Island plus part of the Visayan Sea offshore to the west of the island. Several exploration prospects and leads have been identified by FEI within the service contract area, both on Cebu and offshore in the Visayan Sea. A small gas field has been discovered and appraised on Cebu, but its small size has meant that so far it has not been developed. Another small field was discovered during FEI’s 2003 onshore drilling program. FEI plans (subject to the receipt of necessary working capital which it may or may not receive) to conduct an evaluation of both these fields - to be carried out by PGS Reservoir Consultants (UK) Limited (“PGS”), an independent consulting firm, specializing in petroleum reservoir evaluation.

Manila Bay

          The Manila Bay prospect was identified in the early 1990s as a potential Miocene/Pliocene gas target and the first well was drilled on the structure by Cophil Exploration and its partners during 1995. Unfortunately technical and operational problems forced the abandonment of the initial hole and a sidetrack well also had to be abandoned after it encountered an overpressured late Miocene limestone horizon at around 7,430 feet. Gas was detected in the drilling mud during the penetration of the limestone section, but the lack of wireline logs or drill stem tests meant that no further evaluation of the limestone zone was possible at that stage.

          In 1996 a further well was drilled on the structure very close to the original well location. This well successfully drilled down to a Total Depth (“TD”) of 11,684 feet. Gas shows from the drilling mud were identified in several zones and this information, together with wireline log data, was used to select three zones for drill stem testing. Unfortunately, all of the three tested zones flowed water, with only minor amounts of gas.  There was the suspicion that the final test of the shallow Malo Pungatan limestone horizon, which had been responsible for the over-pressure problems encountered in the original well, was compromised by a probable casing leak, adding further uncertainty to the interpretation of the well results.

          The available seismic and well data from Manila Bay were the subject of a detailed review and evaluation by PGS during 1997. The conclusions from this work were that some additional prospects may be present near the original Manila Bay wells and that new seismic work, involving re-processing and attribute analysis, may identify potential new drilling targets.

SC 40 – Cebu

          Exploration in the Visayan basin began over 100 years ago and since then approximately 130 wells have been drilled. The majority of the wells were very shallow tests and drilled outside of structural closure. Oil and gas shows have been encountered in a number of wells with oil and gas discoveries made on Cebu Island. Since 1994 twelve wells have been drilled in the offshore Visayan basin, ten of which lie within the SC 40 Licence. Of these ten wells, nine-targeted wells of Miocene reef pays have been defined on 2D seismic data and good reservoir quality was established on 7 of those wells.  Hydrocarbon seeps are also common in the area indicating an active and mature petroleum system.

Recent Drilling Activity

          FEI met the 2003 Department of Energy (DOE) work commitments for SC40 through the drilling of four wells. The work program commenced with the drilling of Forum 1X on March 31st 2003, followed by 1X/A, 2X and 3X which were drilled to TD in December 2003. Oil and gas shows were encountered during drilling and Forum 2X flowed up to 217,000 standard cubic feet of gas per day through a half-inch choke with an initial pre-flow pressure of about 700 pounds per square inch (psi) and a flowing pressure of 350 psi during testing in October 2003. It is not yet known whether commercially viable quantities of oil and gas can be produced from any of these wells.

          The wells are located in Barangay Maya, Daanbantayan, Cebu and were drilled to depths of between 1,000 and 2,000 feet using FEI’s wholly-owned Hycalog HH3500 drilling rig.

          Forum 1-X is located close to the old MST-11 well, which flowed 540 boe per day during a test conducted by American Asiatic Oil Company (AAOC) in 1961. Other subsequent wells drilled in the 1960s and early 1970s by AAOC and by China National Petroleum Company of Taiwan also reported to have flowed oil on test, but sustained production at commercial rates was never established.

All exploration and development work is being carried out by FEI, our 66.67% owned subsidiary with our funding assistance.

ITEM 5.  OPERATING AND FINANCIAL OVERVIEW AND PROSPECTS.

          We have experienced significant operating losses and fund outflows from operations over the last few years and as a result our ability to continue as a going concern is dependent on achieving profitable operations and/or upon obtaining additional financing.

          Our audited financial statements were prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”), which are not materially different from those in the United States (refer to the Auditors’ Report dated May 21, 2004).

Fiscal Year Ended December 31, 2003 versus Fiscal Year Ended December 31,2002

          During the year ended December 31, 2003, we continued to focus our efforts on creating shareholder value through the acquisition of, or participation in, the development of international  petroleum projects. Our primary focus at this time is on opportunities in the Philippines.

          In July, 2003 we finalized our acquisition of two-thirds of FEI. The consideration was 100,000,000 of our common shares, plus a commitment to fund the overhead of FEI and to fund the minimum work commitment on the two properties it has 100% working interests in. During the course of the year, we drilled three wells that are currently being tested. To date, we have met our obligations under the License areas and are in the process of raising additional working capital to further develop our interests as well as to pursue other opportunities in the energy sector both in the Philippines and South East Asia.

          The consolidated results for the year ended December 31, 2003 was a loss of $1,356,130 or $0.01 per share versus a loss of $1,058,276 for 2002 or $0.10 per share. The results for the year ended December 31, 2003 incorporate the activities of FEI.

          We have experienced significant operating losses and fund outflows from operations in the years ended December 31, 2003 and 2002, had a $283,314 working capital deficiency at December 31, 2003 and have no producing properties. Our ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph  when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern (see comments by auditors for US readers on Canada-US reporting differences). If the going concern assumption was not appropriate adjustments might be necessary to the carrying values of assets and liabilities and to the balance sheet classifications used.

Fiscal Year Ended December 31, 2002 versus Fiscal Year Ended December 31, 2001

          During the year ended December 31, 2002, we continued to focus our efforts on  the acquisition of or participation in the development of proven petroleum reserves internationally.

          The loss for the year was $1,058,276, or $0.10 per share (2001 – loss of $1,513,911 or $0.17 per share). This was primarily attributed to administrative expenditures of $782,835 (2001 – $1,196,014), which are mainly associated with the ongoing pursuit of international petroleum development opportunities.

          We had a working capital deficiency at December 31, 2002 of $587,102 (December 31, 2001 – deficiency of $573,871) and shareholders’ deficiency of $576,489 (December 31, 2001 – equity of $241,537). During the year, we raised $180,370 of new equity capital through the exercise of stock options. In addition we sold assets and received proceeds of $643,326, and raised a further $104,631 through the issue of short-term loans and convertible debt. We expect that we  will have to raise additional funds through equity and/or debt in order to finance acquisitions and operations.

Fiscal Year Ended December 31, 2001 versus Fiscal Year Ended December 31, 2000

          During 2001, we continued to our efforts on property disposition while seeking to identify new international oil and gas projects for possible acquisition.

          The loss for the year was $1,513,911, or $0.17 per share compared to $2,028,006 or $0.28 per share in the year ended December 31, 2000. This was primarily a result of decreased administrative expenditures of $1,196,014 compared to $1,609,501 in 2000; these expenses are mainly associated with the ongoing pursuit of international petroleum development opportunities. Additionally in 2000 we recorded a write-down of $367,375 related to our eZuz.com Inc. investment.

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

          Roc Oil Company Limited has the option to convert this loan amount (including accrued and unpaid interest thereon) into our common shares and warrants exercisable for our common shares on or before the May 1, 2003 Maturity Date. The conversion price which is the lesser of US$0.20 per share or 80% of the weighted average closing price for the previous 20 trading days, subject to a floor price of US$0.05 per share. ROC is also entitled to receive share purchase warrants to purchase up to an additional 5,000,000 shares at an exercise price of  $0.20 per share on or before the Maturity Date. The total number of warrants issued to Roc will depend upon the value of the dollar figure loaned to us. If Roc elects not to convert to common shares and receive the warrants, then Tracer will be obligated to repay the entire outstanding principal balance and accrued interest within 30 days from the Maturity Date and that may affect the Use of Proceeds, and may have to be paid out of the amount currently allocated for working capital. This also may restrict our ability to fully exploit our proposed exploration program in the Philippines.

Liquidity and Capital Resources

          The working capital deficit at December 31, 2003 was $283,314 (2002 – deficit $587,102) and shareholders’ surplus was $1,808,953 (2002- deficit $576,489). During the year, we sold shares under a Private Offering and received net proceeds of $2,738,888 . In December the ROC Oil Company Limited debt including accrued interest totaling $398,511 was converted into common shares at US$0.10 per share. We will need to raise additional capital through debt, equity or other offerings to fund our ongoing operations and further development of our properties if warranted.

          We may need to raise additional funds if the results of our exploration programs demonstrate that either further exploration or development of our properties is warranted. No assurance can be given such financing will be available to us when required or on commercially viable terms.   See “RISK FACTORS.”

          Our Company is well positioned to fund its 2004 development programme of US$2 million and to take advantage of acquisition opportunities as they arise.

   AIAK CAPITAL FINDERS AGREEMENT

           In February, 2004 we entered into a finders agreement with AIAK Capital Ltd. (“AIAK”) pursuant to which AIAK, on an exclusive basis for a period of 180 days was retained to obtain equity and/or debt financing for us in the Capital Markets of Asia. The range of the financing was to be between US$5 and US$50 million. Subsequently, in April 2004, based on discussions with AIAK Management, we agreed that the appropriate amount of financing which AIAK should attempt to secure was US$20 million. It has been suggested by them that such financing may be through a combination including a potential transfer of certain of our assets to a new Special Purpose Vehicle (SPV) through which the US$20 million would be raised. Out interest in the SPV would, be based upon a valuation by an independent engineering firm. If AIAK is successful, in addition to reimbursement of out of pocket expenses, it will receive a finders fee equal to 8% of the aggregate amount raised.

           To date the Company has yet to transfer its assets into such an SPV, nor has AIAK been able to arrange any other form of financing. Accordingly, we are seeking financing from other sources as well. There is, of course, no assurance that financing, either through AIAK sources or other sources introduced to us, will be completed as planned, if at all.

Critical Accounting Policies

          The financial statements have been prepared in accordance with Canadian GAAP. A summary of significant accounting policies is presented in Note 2 to the Financial Statements.  Most accounting policies are mandated under Canadian GAAP and therefore do not have the ability to select alternatives.  However, in accounting for oil and gas activities, companies have a choice between two acceptable accounting policies: the full-cost and the successful efforts method of accounting.

          We follow the full-cost method of accounting for oil and natural gas activities.  Using the full-cost method of accounting, all costs of acquiring, exploring and developing oil and natural gas properties are capitalized, including unsuccessful drilling costs and administrative costs associated with acquisition and development.

          Under the full-cost method of accounting, an impairment test is applied to the overall carrying value of property, plant and equipment for each cost centre on a country by country basis with the proved reserves using commodity prices at period end.

Critical Accounting Estimates

          The preparation of financial statements in accordance with Canadian GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on our financial result and financial condition.  The process of estimating reserves is critical to several accounting estimates.  It requires significant judgments based on available geological, geophysical, engineering and economic data.  These estimates may change substantially as data from ongoing development and production activities becomes available and as economic conditions impacting oil and natural gas prices, operating costs, and royalty burdens change.  Reserve estimates impact net income through depletion and the application of an impairment test.  Revisions or changes in the reserve estimates can have either a positive or negative impact on net income. These financial statements have been prepared on a going concern basis. If the going concern assumption was not appropriate adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

Recent Canadian Accounting Related Pronouncements

Standards of Disclosure for Oil and Gas Activities

          Effective September 20, 2003, the Alberta Securities Commission implemented NI 51-101. “Standards of Disclosure for Oil and Gas Activities”.  NI 51-101 is effective for fiscal years that include or year ended December 31, 2003.  The instrument imposes more standardized and more conservative guidelines for reserve estimates. Definitions for disclosure of reserves, net asset value, netbacks and finding and development costs are also provided in the Instrument.

Continuous Disclosure Obligations

          The Ontario Securities Commission has issued a National Instrument 51-102 (“NI 51-102”), “Continuous Disclosure Obligations”, effective for interim MD & A disclosures for the first quarter ending March 31, 2004.  The instrument outlines enhanced requirements for disclosure and interim financial statements, MD & A and the Annual Information Form (“AIF”). The instrument also requires shorter reporting deadlines for the annual and interim financial statements, MD & A and the AIF.

Full-Cost Accounting Guideline

          The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 16, “Full Cost Accounting” for years beginning on or after January 1, 2004.  The new guideline updates reserve definitions to include the standards of NI 51-101, sets criteria for accounting for disposals of properties and defines the method to be used to deplete and depreciate capitalized costs.  The guidelines also sets standards for presentation and disclosure under full-cost accounting. Adoption of the guideline is not expected to have a material impact on the Financial Statements of our Company.

Stock Based Compensation

          In September 2003, the CICA amended Handbook section 3870, “Stock Based compensation and Other Stock Based Payments”. The amendment requires that companies recognize an expense in the financial statements for the stock based payments based on the fair value method beginning January 1, 2004.

Disclosure of Guarantees

          The CICA issued Accounting Guideline 14, “Disclosure of Guarantees” in February 2003. This guideline requires disclosure of all guarantees their fair value and a description of their nature in the notes to the financial statements. The new guidelines is effective for fiscal years beginning on or after January 1, 2003.  Adoption did not affect the financial result of the Company for 2003.

Asset Retirement Obligations

          In December 2002, the CICA issued Handbook Section 3110,”Asset Retirement Obligations”.  This standard requires recognition of a liability representing the fair value of the future requirement obligations associated with property, plant and equipment.  This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The standard is effective for all fiscal years beginning on or after January 1, 2004 and is not expected to have a material impact on the Financial Statements of our Company presently.

Business Conditions and Risks

          The business of exploration, development and acquisition of oil and gas reserves involves a number of uncertainties and, as a result, we are exposed to a number of risks inherent in the oil and gas industry.  Operationally, we face risks that are associated with finding, developing and producing oil and gas reserves.  These include risks associated with drilling economic risk, environmental and safety concerns, and access to processing facilities.  The financial risks that are not within our control include the fluctuation in commodity prices and interest rates.

We mitigate risk through the competence of our management team, and safety and environmental programs that meet or exceed regulations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.   Directors and Senior Management

          The following table lists as of  the date of this report the names, ages, functions and areas of experience in our operations of all the Directors and Senior Management. Each Director will serve until the next annual general meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with our charter documents. The Executive Officers serve at the pleasure of the Board of Directors.

Name	Age	Position/Area of Experience/Function

Larry W. Youell (1)(2)	61	Director since June 1998, Chairman since April 2003
David Robinson	41	Director, President & CEO since December 2003
Barry Stansfield (1)(2)(3)	53	Director since April 2003
David G. Wilson(1)(2)(3)	59	Director since June 1998
David Thompson(1)	50	Director, CFO since March 2003, Corporate Secretary since August 2003.

(1)	Member of Audit Committee.

(2)	Member of Compensation Committee

(3)	Member of the Corporate Governance Committee

          Mr. David Thompson was appointed in March 1, 2003.

          The following persons were members of our Board of Directors as of December 31, 2002 and resigned as of the dates indicated:

          Mr. Stephen Jacobs resigned effective March 25, 2003.

          Mr. Sameer Hirji resigned effective December 31, 2002.

          Mr. David Robinson resigned effective April 30, 2003 but was re-appointed a director and President and Chief Executive Officer on December 8th, 2003.

          In addition, Mr. David Harrison resigned as our Corporate Secretary effective May 13, 2003 and Mr. Riaz Sumar was appointed as his replacement. Mr. Riaz Sumar resigned as Corporate Secretary and was replaced by Mr. David Thompson in August 2003.

Information About our Directors and Officers

David R. Robinson, President, Chief Executive Officer, and Director

          Based in Calgary, Mr. Robinson has spent the past 17 years working in both the investment business and petroleum industry. Mr. Robinson is Director, President and Chief Executive Officer of  Canadian based Aurado Exploration, Ltd. Mr. Robinson was previously the President and Chief Executive Officer of Tracer Petroleum from January 1999 until June 2002, the President and Chief Executive Officer Odyssey Petroleum Corporation, and prior to that Executive Vice President of Arakis Energy Corporation, both of which were Calgary-based and NASDAQ-listed. Mr. Robinson was responsible for raising over US$200 million in equity capital for these companies.

Mr. Larry Youell, Chairman and Director

          Mr. Youell spent 21 years with Consumers Gas Company Limited and its subsidiaries (“Consumers”), in a variety of roles with increasing responsibility including Senior Vice President Operations, and Senior Vice President Business Support. He was also President of Rose Technology, and General Manager of Consumers’ largest division. Prior to joining Consumers, Mr. Youell was a Management Consultant with an international base of clients. Mr. Youell was born and raised in Calgary, Alberta. He received his Honours degree in Business from the University of Western Ontario in 1963 and a Masters in Business Administration from that university in 1968. Mr. Youell has been active in charitable causes, including serving as Chair of the Arthritis Society in Ontario and lead roles in fund raising for United Way and Skylight Theatre. He is also Past Chair of the Ontario Natural Gas Association and International Approvals Services Inc. Mr. Youell is Mr. Robinson’s uncle.

Mr. David M. Thompson, CFO, Corporate Secretary and Director

          Based in Hamilton, Bermuda, Mr. Thompson acts not only as one of our Directors but also as Chief Financial Officer.  Mr. Thompson is also the  Managing Director and a major shareholder in AMS Limited, an international management company in Bermuda with funds and assets under management exceeding $200 million. Mr. Thompson was responsible for incorporating a management company and developing it into an international organization offering a variety of services including trading companies, foreign sales corporations, personal trusts, asset management and financial money management. Previously, Mr. Thompson spent nine years as Senior Vice President and Executive Director of the Larmag Group of Companies in the Netherlands, which is now operated through AMS. His more than 25 years of financial experience includes raising over US$75 million from private debt and equity markets for investment in an upstream oil and gas business located in Turkmenistan. He later negotiated the terms of the sale of these holdings to Dragon Oil PLC.  Mr. Thompson received an Institute of Bankers Diploma from the University of London and later received his CMA from York University in Toronto.

Mr. David Wilson, Director

          A resident of Calgary, Mr. Wilson is a geologist with 34 years of experience who provides us with international oil and gas exploration and development expertise. He spent over twelve years with a major Canadian oil and gas company, lastly as the Senior Director - Strategic Exploration Group. He currently is a director and Executive Vice President for Mergers and Acquisitions of Nations Energy Company Limited, a private Canadian company with operations in Kazakhstan, Azerbaijan, and California.  Nations Energy Company Limited currently produces 40,000 barrels of oil per day.

Mr. Barry Stansfield, Director

          A resident of London, England, Mr. Stansfield’s expertise lies in marketing. He spent the last 5 years working as a partner in B&L Estates, a property management company.

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

B.  Compensation.

          We have committed to pay our directors the following consulting fees and directors fees on a monthly basis:

David Robinson	US$6,000
Larry Youell	US$2,000
David Thompson	US$6,000
David Wilson	US$1,000
Barry Stansfield	US$1,000

          In addition, the Board of Directors may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director. Other than as indicated below, no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

          We grant stock options to Directors, Executive Officers and employees; as described below under, “Options to Purchase Securities from Company or Subsidiaries”.

          None of our executive officers/directors received other compensation in excess of the lesser of US $25,000 or 10% of such officer’s cash compensation as reported in the compensation table above and all executive officers/directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table above.

          No funds were set aside or accrued by us during the year ending December 31, 2003 to provide pension, retirement or similar benefits for directors or executive officers. Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or executive officers.

          The following tables detail the compensation paid during fiscal year ended December 31, 2003 and 2002 to our Directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Fiscal Year ended December 31,2003

Directors/Officers	Salary/Fees		Option Exercise Net Market Value(1)		Total Compensation

David R. Robinson	US$	6,000	US$	47,048	US$53,048
David M. Thompson	US$	51,000		Nil	US$51,000
Larry W. Youell	CDN$	93,803	US$	28,372	CDN$93,803 and US$28,372
David G. Wilson	US$	8,000	US$	7,150	US$15,150
Barry Stansfield	US$	20,000		Nil	US$20,000
David Harrison	US$	24,000	US$	5,893	US$29,893

Total US$	US$	109,000			US$197,463
Total CDN$	CDN$	93,803	US$	88,463	CDN$93,803

(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Fiscal Year ended December 31,2002

Directors/Officers	Salary		Option Exercise Net Market Value(1)		Total Compensation

David R. Robinson	US$	56,000	US$	50,000	US$106,000
Larry W. Youell	US$	18,600	US$	2,384	US$20,984
Stephen T. Jacobs		—		—	—
David G. Wilson		—		—	—
David W. Harrison		$77,775	US$	4,000	US$4,000 and CDN$77,775
Sameer Hirji		—	US$	23,800	US$23,800

Total US$	US$	74,600			US$154,784
Total CDN$	CDN$	77,775	US$	80,184	CDN$77,775

(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

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

Options to Purchase Securities From Company or Subsidiaries.

          Options to purchase securities from us are granted to directors/officers and employees on terms and conditions acceptable to the relevant regulatory authorities. We adopted a formal stock option plan on June 19, 2000. All of the options granted to report date, except for those granted to Eastmark Ltd. and Westmark Ltd., were granted in accordance with the stock option plan as amended.

Stock Options Granted and Outstanding

Name	Number of Common Shares	Exercise Price	Expiration Date	Issue/ (Exercise) (Expired) (subsequent to Y/E)	Balance

David Robinson	200,000	$0.14	Jan. 17, 2004	(200,000)	Nil
	200,000	$0.32	Feb. 4, 2004	(68,750)	Nil
	500,000	$0.08	April 26, 2008	(85,227)	414,773
	1,000,000	$0.43	April 26, 2004	Nil	1,000,000
		$0.31	April 26, 2008	68,182	68,182

Larry W. Youell	34,060	$0.16	Jan. 18, 2004	(34,060)	Nil
	1,250,000	$0.08	April 26, 2008	(213,068)	1,036,932
		$0.31	April 28, 2008	170,455	170,455

Barry Stansfield	2,000,000	$0.08	April 26, 2008	(340,910)	1,659,090
		$0.31	April 26, 2008	272,726	272,726

David G. Wilson	18,200	$0.11	April 22, 2004	(18,200)	Nil
	5,000	$0.11	Nov. 19, 2004	Nil	5,000
	500,000	$0.08	April 26, 2008	(85,227)	414,773
		$0.31	April 26, 2008	68,182	68,182

David Thompson	1,250,000	$0.08	April 26, 2008	(213,068)	1,036,932
		$0.31	April 26, 2008	170,455	170,455

Riaz Sumar	67,560	$0.14	Jan. 17, 2004	(67,560)	0
	34,970	$0.16	Jan. 18, 2004	(34,970)	0
	200,000	$0.08	April 26, 2008		200,000

Total Officers/Directors
(6 persons)	7,259,790

Total Employees/Consultants		$0.08	Jan. 17, 2004
(5 persons)	380,000	—	—
		$0.15	Mar.15,2005

Total Officers/Directors/Consultants/	7,639,790				6,517,500

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

          Compensation Committee. The compensation committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the compensation committee are Larry Youell, David Thompson, Barry Stansfield, and David Wilson.

          Corporate Governance Committee The corporate governance committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the corporate governance committee are  Larry Youell, David Wilson, and Barry Stansfield.

D. Employees

          As of December 31, we had no employees located outside of the Philippines..

E.  Share Ownership

The following table lists as of June 4, 2004, the share ownership of our directors and executive officers.

The following table sets forth certain information as of June 4, 2004 regarding the ownership of our common stock by (i) each beneficial owner more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, the address of each person identified below is c/o Forum Energy Corporation, Suite 1400, 700 – 2nd Street S.W. Calgary, Alberta T2P 4V5. We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated. Percentage of class in the following table is calculated individually based on the following formula: (Shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer). The total shares outstanding on June 4, 2004 was 141,433,653.

	Number of Shares	Percent of Class

(i) Name of Registered Shareholder owning 5% or more of the outstanding shares:
Westmark Limited	32,303,850	23%
Eastmark Limited	13,173,600	9%
Autogas Inc	11,500,000	8%
Propex Incorporated	11,000,000	8%
Gasolex Incorporated	10,500,000	7%
GCTS Inc	10,400,000	7%
Saranova Limited	8,233,140	6%

(ii) Name of Director and/or Officer and number of shares held:
David R. Robinson/DRR Capital	20,000/305,000
Larry W. Youell/Cindy Youell	50,060/85,273
David Thompson/AMS Limited	Nil/352,614
Barry Stansfield	68,182
David Wilson/Merckwood	35,245

(iii) Number of shares held by all Directors and Officers as a group:	916,374

          The particulars of the stock options granted to officers and directors are set forth in the preceding section entitled “DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.” The particulars regarding convertible debentures and warrants acquired by certain officers and directors are as follows:

          The following table lists the current directors, executive officers and employees to whom warrants to purchase our shares were sold and the number of share purchase warrants so sold as of the date of this report, as well as the number of share purchase warrants sold to Directors and all employees as a group.

Warrants Held by Directors and Officers

Name	Number of share Purchase Warrants	Exercise Price	Expiration Date

Larry Youell	100,000	US$ 0.25	09/02/04
David G. Wilson	74,000	US$ 0.25	09/02/04
David R. Robinson (1)	340,000	US$ 0.25	09/02/04

Total Officers/Directors/Employees	514,000	US$ 0.25	09/02/04

(1) 280,000 share purchase warrants held in the name of DRR Capital

          We are a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. Currently, we are not controlled directly or indirectly by another corporation or any foreign government.

          There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control in the Company other than as noted above.

          The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

          On December 31, 2003 the shareholder’s list showed 534 registered shareholders and 135,821,037 shares outstanding. Of these shareholders 474 were U.S. residents,  owning 89% of the issued and outstanding shares

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

          We are a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. We are not controlled directly or indirectly by another corporation or any foreign government. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of the Company’s voting securities as of June 4, 2004:

Name	Number of Shares Owned	Percentage of Class

Westmark Limited	32,303,850	23%

Eastmark Limited	13,173,600	9%

Autogas Inc	11,500,000	8%

Propex Incorporated	11,000,000	8%

Gasolex Incorporated	10,500,000	7%

GCTS Inc	10,400,000	7%

Saranova Limited	8,233,140	6%

          There are no arrangements, known to the Company, the effect of which may at a subsequent date result in a change of control in the Company other than as noted in item 5 Operating and Financial. Overview and Prospects.

          As at June 4,  2004 management is not aware of any person holding a greater than 5% registered interest in any class of the Registrant’s voting securities other than as set forth above. The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

          On June 4, 2004, the shareholders’ list showed 909 registered shareholders and 141,433,653 shares outstanding. The number of shares held by U.S. residents was 14,449,687, representing 10% of the total issued and outstanding shares.

B.  Related Party Transactions

          During the year ended December 31, 2003 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaled $261,117 (2002 - $190,578). Included in accounts payable and accrued liabilities at December 31, 2003 is $69,673 (December 31, 2002 - $46,373) owed to directors, officers and/or companies controlled by them.

          At December 31, 2002 we owed short-term loans totaling $83,652 to companies controlled by our directors and officers. These short loans were non-interest bearing, unsecured and with no specific repayment terms. These short-term loans were repaid in entirety during the year ended December 31, 2003.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Financial Statements and Other Financial Information

See “Item 17. Financial Statements.”

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

B.  Significant Changes/Developments

          (i) During April 2004 two shareholders arranged to advance up to US$200,000 to FEI to assist with its working capital requirements. The advance is an interest-free on-demand note to be issued and guaranteed by us under our commitment to fund the working capital needs of FEI. The loans are short-term and expect to be repaid out of proceeds from the new funding as well as awarding the shareholders bonus shares equivalent to 20% of the amounts advanced.

          (ii) On April 7, 2004, we announced as part of our objective of diversifying sources of energy from oil and gas production that we agreed the terms to acquire The Manguerra Mining and Development Corporation of Cebu, Philippines (Manguerra), subject to completion of formal due diligence and Department of Energy approval. The expected cost of this acquisition would be US$200,000.

          (iii) On May 6, 2004 we announced that we had entered into an agreement with Energy Services Group (ESG) Dubai, for the ongoing management and oversight of the Corporation’s exploration and development efforts. ESG has prepared the 2004 Work Programme and Budget for the Corporation’s operating subsidiary, FEI. The budget is for a total of US$4.36 million and includes the further exploration and development of the Corporation’s Cebu Island contract (SC40) as well as Manila Bay (SC43) and specifically includes the development of the newly discovered Maya Field and the Libertad Gas Field. The majority of the 2004 Work Programme and Budget will be covered through the US$20 million financing that is being arranged through AIAK Swiss in Kuala Lumpur. If such financing is not completed, the Work Programme will be delayed until comparable financing can be obtained.

ITEM 9.  THE LISTING

A.  Listing Details and Markets

          Our common shares originally traded on the Vancouver Stock Exchange (“VSE”) in British Columbia, Canada under the symbol “TPC”. Trading on the VSE commenced on May 25, 1983. We voluntarily de-listed from the VSE on August 6, 1999. Our common shares are traded on the NASDAQ SMALL CAP BOARD under the symbol “TCXXF”. Trading commenced on NASDAQ on October 30, 1989. Our shares were de-listed from the NASDAQ SMALL CAP Board on September 22, 1999. Our shares now trade on the OTC – Bulletin Board under the symbol “FRUEF”.

          The table below lists the high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each year within the five most recent fiscal years.

NASDAQ Small Cap/OTC Bulletin Board Stock Annual Price History - Common Shares
(US Dollars)

Year Ended	High	Low

12/31/03	$0.66	$0.08
12/31/02	$0.61	$0.08
12/31/01	$2.063	$0.09
12/31/00	$3.00	$0.38
12/31/99	$2.75	$0.312

          The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years.

OTC Bulletin Board Stock Trading Activity - Common Shares
(US Dollars)

Quarter Ended	Volume	High	Low

12/31/03	2,672,310	$0.62	$0.18
09/30/03	1,548,700	$0.30	$0.15
06/30/03	2,082,200	$0.66	$0.08
03/31/03	1,171,400	$0.21	$0.085

12/31/02	550,000	$0.15	$0.08
09/30/02	1,023,900	$0.24	$0.10
06/30/02	1,373,400	$0.25	$0.10
03/31/02	2,447,800	$0.61	$0.13

          The table below highlights for the most recent six months the high and low market prices for each month of our common shares on the OTC Bulletin Board.

OTC Bulletin Board Stock Monthly Price History - Common Shares
(US Dollars)

Month Ended	High	Low	Volume

06/30/04	0.66	0.12	1,146,400
05/31/04	0.35	0.22	1,139,640
04/30/04	0.45	0.31	2,202,680
03/31/04	0.52	0.37	336,136
02/28/04	0.52	0.38	680,338
01/31/04	0.62	0.40	479,674

          Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for the common shares.

          On June 4, 2004, the shareholders’ list showed 909 registered shareholders and 141,433,653 shares outstanding. The number of shares held by U.S. residents was 14,449,687, representing 10% of the issued and outstanding shares. Our shares are not registered to trade in the US in the form of American Depository Receipts (ADR’s) or similar certificates.

ITEM 10.  ADDITIONAL INFORMATION.

A.  Memorandum and Articles of Association

          Reference is hereby made to our Certificate of Continuance, and to our Bylaws, each of which is incorporated herein by reference to, respectively, exhibit 3.1 and 3.2 to our Registration Statement on Form F-1, file number 33-81290.

B.  Material Contracts.

          See “Item 4. Information About the Company.”

C.  Exchange Controls

Investment Canada Act

          The Investment Canada Act (the “ICA”) prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without the prior consent of Investment Canada, the agency that administers the ICA, unless such acquisition is exempt under the provisions of the ICA.  Investment Canada must be notified of such exempt acquisitions. The ICA covers acquisitions of control of corporate enterprises, whether by purchase of assets, shares or “voting interests” of an entity that controls, directly or indirectly, another entity carrying on a Canadian business.

          Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or our Certificate of Continuance. There are no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities except as discussed in “Taxation”, below.

D.  Taxation

          The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of our  common stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on a business in Canada.

          This summary does not take into account provincial income tax consequences. The summary assumes that the publicly announced proposals will be enacted as proposed with the effective dates set out therein; otherwise, the summary assumes that there will be no other changes in law whether by judicial or legislative action.

          If a non-resident were to dispose of common stock to another Canadian corporation which deals or is deemed to deal on a non-arm’s length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e. which holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our issued and outstanding shares), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation.

          Under the Canadian Tax Act, a gain from the sale of common stock by a non-resident will not be subject to Canadian tax, provided the stockholder (and/or persons who do not deal at arm’s length with the stockholder) has not held a “substantial interest” in our shares (25% or more of the shares of any class of our equity securities) at any time in the five years preceding the disposition. Generally, the Canadian-United States Tax Convention (the “Tax Convention”) will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

          In the case of any dividends paid to non-residents, the Canadian tax is withheld by us, which remits only the net amount to the stockholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate stockholders owning at least 10% of the Company’s voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from us are taxable by Canada as ordinary dividends.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Currency Exchange Rate Sensitivity

          The results of our operations are subject to currency translational risk and currency transaction risk. The fluctuation of the US dollar in relation to Canadian dollar will therefore have an impact upon profitability of our operations and may also affect the value of  our assets and the amount of shareholders’ equity.

          We incur a relatively small amount of expenses in Canadian and Philippines currencies. However, due to the fact that the majority of our financings are completed in US dollars, we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC-BB and are bought and sold in US dollars. We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

          We currently have no significant short-term or long-term debt requiring interest payments. This does not require us to consider entering into any agreements or purchasing any instruments to hedge against possible interest rate risks at this time. Our interest earning investments are short-term. Thus any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

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

          None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

          None.

ITEM 15: CONTROLS AND PROCEDURES.

          The Board of Directors has overall responsibility for reviewing the our disclosure to ensure we provide full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically, with respect to financial disclosure. The Audit Committee is responsible for reviewing our financial reporting procedures and internal controls to ensure full and accurate disclosure of our financial position.

          Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c)) as of a date (the “Evaluation Date”) within 90 days before filing date of this report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

          There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

          The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors and reviewing the reserve evaluations prepared by our independent reserves evaluation engineering consultants. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual financial statements prior to their approval by the full Board. Members of the Audit Committee are Larry Youell, David Thompson, Barry Stansfield, and David Wilson.

          Our Board of Directors has determined that it has at least one financial expert serving on its Audit Committee. This individual is Mr. David Thompson who has served as one of our Directors since March 1, 2003. Mr. Thompson is a Certified Management Accountant.

          ITEM 16 B: CODE OF ETHICS.

          We have adopted a formal “code of ethics” applicable to our principal executive officer, financial officer, accounting officer or controller or persons performing similar functions. We believe that the code of ethics is reasonably designed to deter wrongdoing and to promote:

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

          In addition we practice corporate governance in accordance with rules and regulations in Canada.

          Corporate Governance relates to the activities of the Board of Directors who are elected by and accountable to the shareholders and takes into account the role of management who are appointed by the Board of Directors and who are charged with our on-going management. Our Board of Directors  encourages sound corporate governance practices designed to promote our well being and on-going development,  having always as its ultimate objective our best long-term interests and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits our employees and the communities in which we operate. The Board is of the view that our corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by the Toronto Stock Exchange.

          To better fulfill and implement the Board’s corporate governance policies, a Corporate Governance Committee has been established. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the Corporate Governance Committee are Larry Youell, Barry Stansfield, and David Wilson.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

          The company’s external auditors, KPMG LLP, charged total fees of Can$60,883 all of which related to the audit of the annual financial statements for the year ended December 31, 2003 ($32,809 was charged by Ernst &Young for 2002).

ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

          Not Applicable.

ITEM 16 E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

          Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

                      The auditors’ report, financial statements and notes thereto, schedules thereto, as required under Item 17 are found immediately below.

     Financial Statements:
Report of Auditors, dated May 21, 2004
Disclosure of the Impact of Recently Issued Accounting Standards
Consolidated Balance Sheets at December 31, 2003 and December 31, 2002
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2003 and December 31, 2002
Consolidated Statements of Cash Flows for the Years ended December 31, 2003 and December 31, 2002
Notes to the Consolidated Financial Statements
Report of Auditors dated May 27, 2003
Consolidated Balance Sheets at December 31, 2002 and December 31, 2001
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2002 and December 31, 2001
Consolidated Statements of Cash Flows for the Years ended December 31, 2002 and December 31, 2001
Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders
Forum Energy Corporation (formerly Tracer Petroleum Corporation):

We have audited the accompanying consolidated balance sheets of Forum Energy Corporation as of December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forum Energy Corporation as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

The consolidated financial statements as at December 31, 2002 and 2001 and the years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 27, 2003

(signed) KPMG LLP

Calgary, Canada
May 21, 2004

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA – U.S REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated May 21, 2004 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) KPMG LLP

Calgary, Canada
May 21, 2004

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
CONSOLIDATED BALANCE SHEETS

As at December 31

(Presented in Can$)	2003	2002

ASSETS

Current assets
Cash	$27,077	$24,376
Accounts receivable	76,220	7,510
Prepaid expenses	22,927	519
Investments [note 8]	—	27,776

	126,224	60,181

Property, plant and equipment [note 4]	8,982,789	10,613

	$9,109,013	$70,794

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued liabilities [note 7]	$409,538	$194,647
Short-term loans [note 7]	—	83,652
Convertible loan [note 6]	—	368,984

	409,538	647,283

Long-term debt [note 5]	6,881,989	—

Non-controlling interest	8,533	—

	6,890,522	—

	7,300,060	647,283

Shareholders’ Equity (Deficiency)
Share capital [note 6]	7,239,109	4,001,710
Contributed surplus	526,167	—
Equity component of convertible loan [note 6]	—	21,994
Deficit	(5,956,323)	(4,600,193)

	1,808,953	(576,489)

	$9,109,013	$70,794

Going concern [note 1]
Commitments and contingencies [note 9]
Subsequent events [note 13]

See Accompanying Notes to the Consolidated Financial Statements

ON BEHALF OF THE BOARD:

“David Robinson”	“David Thompson”
Director	Director

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31

(Presented in Can$)	2003	2002

EXPENSES
General and administration [note 7]	$1,098,703	$784,949
Depreciation	173,658	22,065
Accretion on long-term debt [note 5]	153,679	—
Foreign exchange gain	(39,620)	(2,114)
Interest expense (income)	11,177	(13,953)

	1,397,597	790,947

OTHER EXPENSES
Loss on sale of investments [note 8]	—	42,000
Loss on sale of furniture and fixtures	—	9,967
Write down of investments [note 8]	—	215,362

	—	267,329

LOSS BEFORE NON-CONTROLLING INTEREST	1,397,597	1,058,276

Non-controlling interest	(41,467)	—

NET LOSS FOR THE YEAR	1,356,130	1,058,276

Deficit, beginning of the year	4,600,193	3,541,917

Deficit, end of the year	$5,956,323	$4,600,193

Net loss per common share - Basic and diluted [note 6]	$0.01	$0.10

See Accompanying Notes to the Consolidated Financial Statements

FORUM ENERGY CORPORATION
(Formerly Tracer Petroleum Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

(Presented in Can$)	2003	2002

Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the year	$(1,356,130)	$(1,058,276)

Non-cash items included in loss
Depreciation	173,658	189,055
Non-controlling interest	(41,467)	—
Write down of investments		48,372
Accretion on long-term debt	153,679	—
Loss on sale of investments and furniture and fixtures	—	51,967
Stock-based compensation	526,167	52,995
Unrealized foreign exchange gain	(37,112)	—

Changes in working capital related to operating activities
Accounts receivable	11,552	20,150
Prepaid expenses	(19,935)	(519)
Accounts payable and accrued liabilities	107,183	(61,364)

	(482,405)	(757,620)

INVESTING ACTIVITIES
Additions to properties, plant and equipment, net	(2,103,347)	(1,638)
Net cash paid on business combination [note 3]	(94,559)	—
Proceeds on sale of investments	27,776	643,326
Investments	—	(154,064)

	(2,170,130)	487,624

FINANCING ACTIVITIES
Short-term loans	(83,652)	83,652
Convertible loans	—	20,979
Issuance of share capital, net of costs [note 6]	2,738,888	180,370

	2,655,236	285,001

Net increase in cash	2,701	15,005
Cash – beginning of the year	24,376	9,371

Cash – end of the year	$27,077	$24,376

Interest paid	$899	—

Taxes paid	—	—

See Accompanying Notes to the Consolidated Financial Statements

1.	GOING CONCERN

Forum Energy Corporation (the “Corporation”) is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy related opportunities. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation’s control.

These consolidated financial statements have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  The Corporation has experienced significant operating losses and cash outflows from operations in the years ended December 31, 2003 and 2002, has a $283,314 working capital deficiency at December 31, 2003 and has no producing properties. The Corporation’s ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

If the going concern assumption were not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and, except as outlined in note 14, are in accordance with accounting principles, generally accepted in the United States (“US GAAP”). The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates relate to determining the recoverability of the Corporation’s property, plant and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

(a) Basis of preparation

These financial statements include the accounts of the Corporation and its subsidiaries, Forum Energy International Ltd. (formerly Tracer Petroleum International (“TPI”)), TEPCO Ltd. (“TEPCO”) and Forum Exploration Inc. (“FEI”).

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Properties, plant and equipment

The Corporation follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and developing oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres.  Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

The costs (including exploratory dry holes) in costs centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs, which are not likely to be recovered in the future, they are written-off.

The costs in cost centres from which there will be production will be depleted and depreciated on the unit of production method based on the estimated proved reserves after royalties. Oil and natural gas reserves and production will be converted into equivalent units based upon their estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are excluded from the depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment in value has occurred.  When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Oil and natural gas properties are subject to a ceiling test for each cost centre and in each reporting period to determine that the costs of each cost centre are recoverable and do not exceed their estimated future net revenues. Future net revenues are estimated based upon the production of proved reserves at period end prices plus the costs of unproved properties net of impairment allowances, future capital costs, administrative, financing, future removal and site restoration costs and income taxes. If the carrying value of the oil and natural gas properties exceed the estimated future net revenues, a write down is recorded.

Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale would alter the depletion rate by more than 20%.

Substantially all of the Corporation’s exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Corporation’s proportionate interest in such activities.

The Corporation’s drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

The Corporation depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year’s amortization of these assets in the year of acquisition.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(c)	Future removal and site restoration costs - oil and gas properties

Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

	(d)	Foreign currency translation

The accounts of the Corporation’s integrated subsidiary have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end.  Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

	(e)	Stock option plan

The Corporation has a fixed price stock option plan.  No compensation expense is recognized when stock options are issued to or exercised by employees, officers, or directors. Any consideration paid on exercise of stock options by employees, officers, or directors is credited to share capital. Effective January 1, 2002 the Corporation adopted the new Canadian accounting standard for stock-based compensation and other stock-based payments. The standard requires that the Corporation provide pro-forma earnings and pro-forma earnings per share for employee stock option granted, as if the fair value method of accounting for stock-based compensation had been used. The fair value of any stock option grants to non-employees is charged to income during the year.

	(f)	Income taxes

The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

	(g)	Investments

Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

3.	BUSINESS COMBINATION

On March 11, 2003, the Corporation entered into an agreement to acquire a right to purchase 66 2/3% of the issued and outstanding shares of FEI, a Philippine Corporation that has rights to develop two properties located in the Philippines. The Corporation completed this transaction on July 18, 2003 and co-terminously the Corporation exercised its right to acquire 66 2/3% of FEI. The consideration rendered was the issuance of 100,000,000 common shares of the Corporation at an adjusted price of $0.001 per share. The adjusted price per share was determined by management based upon the vendors’ cost of the right to purchase, which approximated $100,000, as management believes there was not a sufficiently active and liquid market for the Corporation’s shares to support their use. In addition, the Corporation undertook to procure funding in the form of an on-demand bridge loan to fund the working capital needs of FEI from November 1, 2002 until the completion of the acquisition, which amounted to approximately US$500,000. The Corporation also agreed to fund FEI’s required property work commitments and overhead for 2003 and 2004 [see Note 9].

The acquisition has been accounted for using the purchase method whereby the assets and liabilities were recorded at their fair market values as at the effective date and the operating results have been included in these consolidated financial statements from the date of acquisition as tabled below:

Net Assets Acquired:
Current assets (including cash $20,203)	$102,938
Property, plant and equipment	7,042,487
Current liabilities	(107,708)
Long-term debt	(6,772,955)
Non-controlling interest	(50,000)

$214,762

Consideration Rendered:
Issuance of 100,000,000 common shares	$100,000
Transaction costs	114,762

$214,762

4.	PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Depreciation	Net book value

December 31, 2003
Philippine Based Assets:
Oil and gas exploration and other costs:
Drilling equipment	$919,309	$119,684	$799,625
Well logging equipment & other costs	122,908	36,873	86,035
Deferred exploration costs	8,065,449	—	8,065,449

	9,107,666	156,557	8,951,109

Office furniture and fixtures	108,435	81,508	26,927
Transportation equipment	5,532	779	4,753

	$9,221,633	$238,844	$8,982,789

December 31, 2002

Office furniture and fixtures	$75,799	$65,186	$10,613

Deferred exploration costs incurred prior to the start of commercial operations, net of incidental income. These costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest. Total overhead costs capitalized during the year ended December 31, 2003 totaled $435,546.

5.	LONG-TERM DEBT

Long-term debt is non-interest bearing, non-recourse, unsecured and relates to previous funding of the deferred exploration costs by its former parent company (Forum Pacific Inc.). The recovery of these advances is deferred until the Corporation commences to earn revenue out of production from its exploration of the SC40 Cebu and Manila Bay properties, and then repayment shall be at a rate of 50% of the income generated by FEI until fully repaid. The debt has been discounted to a fair market value and the face amount of the debt is P372,044,400 (CAN$9,446,483).  The note is subject to accretion and an amount of $153,679 has been recognized at December 31, 2003.

6.	SHARE CAPITAL

	(a)	Authorized

Unlimited number of Common shares without par value; and Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

	(b)	Issued Common Shares

	Number	Amount

Balance December 31, 2001	9,529,749	$3,714,691
Issued pursuant to exercise of stock options	981,590	180,370
Options issued for services	—	52,995

Balance December 31, 2002	10,511,339	3,948,056
Acquisition of rights to acquire 66 2/3% interest of FEI [note 3]	100,000,000	100,000
Issued for cash pursuant to private placement [note (bi)]	21,538,295	2,792,758
Issued pursuant to exercise of stock options	697,831	103,201
Conversion of ROC Oil Loan [note c(ii)]	3,073,572	398,511
Cost of Offering	—	(571,319)

Balance December 31, 2003	135,821,037	$6,771,207

(i)

On April 2, 2003 the Corporation entered into a non-brokered Private Placement to sell 20,000,000 shares at US$0.10 each to raise US$2,000,000. On June 6, 2003 the offering was increased to 24,000,000 shares. On July 31, 2003 the Corporation initially closed the Offering at 19,438,295 shares subscribed and on August 25, 2003 a further 2,100,000 shares were subscribed for a total of 21,538,295 on September 24, 2003 respectively.

(ii)

On December 15, 2003 ROC Oil agreed to convert debt in the Corporation amounting to US$255,944 plus interest accrued to date of conversion of US$51,431. In consideration the Corporation issued a total of 3,073,572 shares at the conversion price of US$0.10 per share, $398,511.

(c)	Warrants

		$

Balance, December 31, 2001	3,299,994	47,900
Issued	18,978	5,754

Balance, December 31, 2002 [note c(i)]	3,318,972	53,654
Expired	(779,972)	—
Issued [note c (ii)]	5,700,000	414,248

Balance, December 31, 2003	8,239,000	467,902

(i)

Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on March 2, 2004 were further extended to expire on September 2, 2004. During the year ended December 31, 2003, the Corporation recorded compensation totaling $350,000 relating to the extension of the expiry date of these warrants.

6.	SHARE CAPITAL (Continued)

	(c)	Warrants (continued)

(ii) In connection with the offering mentioned in note 6 (ai) above, the Corporation issued 5,700,000 purchase warrants which were recognized as an expense of the offering totaling $414,248.

	(d)	Options

The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Corporation’s stock on the date of the grant and an option’s maximum term is three years. The options vest immediately. At December 31, 2003 there were 7,639,790 stock options outstanding to purchase common shares at US$0.08 - US$0.43 per share.  These options expire on various dates between January 17, 2004 and April 26, 2008.

	Number of Options Exercisable	Weighted Average Exercise Price/Share

Outstanding and exercisable December 31, 2001	1,732,121	$0.16
Granted	1,482,290	$0.26
Exercised	(981,590)	$0.18
Cancelled/Expired	(325,700)	$1.28

Outstanding and exercisable December 31, 2002	1,907,121	$0.22
Granted	6,900,000	$0.18
Exercised	(697,831)	$0.11
Cancelled/Expired	(469,500)	$0.18

Outstanding and exercisable December 31, 2003	7,639,790	$0.18

The following table summarizes stock options outstanding and exercisable at December 31, 2003:

Exercise Price	Number of Options	Weighted Average Remaining Life (in years)

$0.10	5,900,000	4
$0.14	53,200	1
$0.18	367,560	1
$0.19	50,000	1
$0.21	69,030	1
$0.41	200,000	1
$0.56	1,000,000	4

	7,639,790	4

6.	SHARE CAPITAL (Continued)

	(d)	Options (continued)

The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2003 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

	2003	2002

Loss for the year as reported	$1,356,130	$1,058,276
Compensation expense	765,897	250,188

Pro-forma loss for the year	$2,122,027	$1,308,464

Loss per common share as reported	$0.01	$0.10

Pro-forma loss per common share	$0.02	$0.13

The fair value of all options including those disclosed as pro forma compensation expense and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

2003

Dividend yield (%)	0.0
Expected stock price volatility (%)	185
Risk free interest rate (%)	4.9
Expected life of options (years)	1

At December 31, 2003, 15,878,790 shares of common stock were reserved including 7,639,790 shares reserved for issuance under stock option agreements and 8,239,000 reserved for issuance in conjunction with outstanding warrants.

Subsequent to December 31, 2003, 1,391,040 options were exercised and 937,500 further options were issued with an expiry of April 26, 2008 at an exercise of $0.32 (see note 13). A further 231,250 options expired unexercised.

(e)	Per share amounts

The loss per common share computations is based on the weighted average number of shares outstanding, which was 113.7 millions (2002 – 10.4million). Diluted earnings per share amounts are not recorded, as these amounts would be anti- dilutive.

7.	RELATED PARTY TRANSACTIONS AND BALANCES

	(a)	Management and consulting fees:

During the year ended December 31, 2003 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $261,117 (2002 - $190,578).  Included in accounts payable and accrued liabilities at December 31, 2003, is $69,673 (December 31, 2002 - $46,373) owed to directors, officers and/or companies controlled by them.

(b)

At December 31, 2002 the Corporation owed short-term loans totaling $83,652 to companies controlled by directors and officers of the Corporation. These short loans were non-interest bearing, unsecured and with no specific repayment terms. These short-term loans were repaid in entirety during the year ended December 31, 2003.

8.	INVESTMENTS

	(a)	Investment in joint venture:

During the year ended December 31, 2002 the Corporation entered in to a joint venture agreement to participate in a project in southwestern Turkmenistan and had advanced to the joint venture $154,064. As a result of political unrest the Corporation decided not to pursue the project and a write down totaling $154,064 was recorded during the year ended December 31, 2002.

	(b)	Investment in Transmeridian Exploration Inc.

During the year ended December 31, 2002 the Corporation recorded a write down totaling $48,372 with respect to its investment in 1,500,000 common shares of Transmeridian Exploration Inc. as management had determined that the carrying value of this investment has become permanently impaired.  During the year ended December 31, 2002 the Corporation had sold 1,350,000 common shares of Transmeridian Exploration Inc. for net proceeds totaling $643,326 and recorded a loss on disposal totaling $42,000.  During the year ended December 31, 2003 the Corporation sold its remaining interest in Transmeridian Exploration Inc. consisting of 150,000 common shares for net proceeds totaling $27,776 resulting in no gain and no loss.

9.	COMMITMENTS AND CONTINGENCIES

In 2002 the Corporation, assigned its office lease to a third party.  The Corporation is liable for any defaults on payments by this party. The lease expires on May 31, 2004 and the maximum exposure if a default occurred is $16,954 for the remaining lease period from January 1, 2004 to May 31, 2004.

The Corporation must fulfill its commitment to fund 100% of the overheads of FEI plus the implementation of the work program agreed between FEI and the Department of Energy of the Philippines for calendar years 2003 and 2004. This work program for SC40 covers the drilling of another well in the first year plus two additional wells in the second year. Furthermore the Corporation has committed itself to commence development of the Libertad Gas Field. The budget for this development for 2004 for SC40 is approximately US$2 million.

10.	INCOME TAX LOSSES CARRIED FORWARD

The Corporation has incurred losses for Canadian income tax purposes in the amount of approximately $5,390,000, which, together with accumulated resource and equipment cost pools of approximately $1,190,031, may be carried forward to offset future taxable income. The benefit, if any, of these income tax losses and resource pool balances carried forward has not been reflected in the consolidated financial statements. The income tax losses carried forward expire as follows: 2006 - $1,960,000; 2007- $1,100,000; 2008 -$850,000; 2009 - $850,000; 2010 – $630,000.

The Corporation has incurred expenditures in various jurisdictions, which are subject to tax authority approval. Any future tax asset would be offset by a valuation allowance due to the uncertainty surrounding the future utilization of the tax pools by the Corporation.

11.	FINANCIAL INSTRUMENTS

	(a)	Foreign currency exchange risk:

The Corporation is exposed to foreign currency fluctuations as many of the Corporations expenditures are in U.S. dollars and Philippine pesos.

	(b)	Credit risk:

The Corporation’s accounts receivable are primarily customers in the oil and gas industry and government agencies and are subject to normal industry credit risks.

	(c)	Fair value of financial instruments:

Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible loans. As at December 31, 2003, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

12.	COMPARATIVE INFORMATION

Certain amounts for prior years have been reclassified to conform to the current year’s presentation.

13.	SUBSEQUENT EVENTS

(i)

During April 2004 two shareholders of the Corporation arranged to advance up to US$200,000 to FEI to assist with their working capital requirements.  The advance is an interest free on demand note to be issued and guaranteed by the Corporation under its commitment to fund the working capital needs of FEI.  The loans are short-term and expect to be repaid out of proceeds from the new funding as well as awarding the shareholders bonus shares equivalent to 20% of the amounts advanced.

(ii)

On April 7, 2004, the Corporation announced as part of its objective of diversifying sources of energy from oil and gas production, that the company has agreed the terms to acquire The Manguerra Mining and Development Corporation of Cebu, Philippines (Manguerra), subject to completion of formal due diligence and Department of Energy approval. The expected cost of this acquisition would be US$200,000.

(iii)

On April 22 2004, the Corporation announced that it had entered into an agreed with AIAK Group to raise $20 million for the development of the Corporation’s petroleum and coal assets. Under the proposed agreement the Corporation will transfer its existing petroleum assets as well as the potential coal mining assets in the Philippines into a new Special Purpose Vehicle (SPV). A valuation of these assets will then be undertaken by independent engineering firms. Based upon this valuation, clients of AIAK Swiss will then purchase a minority interest in the SPV in exchange for US$20 million. It is intended that the SPV will be listed on a  stock exchange.

(iv)

On May 6, 2004 the Corporation announced that it has entered into an agreement with Energy Services Group (ESG) Dubai, for the ongoing management and oversight of the Corporation’s exploration and development efforts. ESG has prepared the 2004 Work Programme and Budget for the Corporation’s operating subsidiary, FEI. The budget is for a total of US$4.36 million, and includes the further exploration and development of the Corporation’s Cebu Island contract (SC40) as well as Manila Bay (SC43), and specifically includes the development of the newly discovered Maya Field and the Libertad Gas Field. The majority of the 2004 Work Programme and Budget will be covered through the US$20 million financing that is being arranged through AIAK Swiss in Kuala Lumpur, which was announced in a press release of April 22nd 2004.

(v)

In May 2004 the members of the Board of Directors sold 975,000 of their $0.08 options, which were then exercised by a third party to raise additional working capital for the Corporation. In recognition, the Corporation has issued an additional 975,000 new options with a price of $0.32 per share.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP as follows:

Financial statement presentation

Statements of Loss (Presented in CAN$)	2003 $	2002 $

Loss for the year - Canadian basis	(1,356,130)	(1,058,276)
Beneficial conversion feature (a)	—	(13,441)
Stock option repricing (c)	—	7,502
Convertible loan inducement	(1,434,533)	0

Loss and comprehensive loss for the year - U.S. basis	(2,790,663)	(1,064,215)

Loss per common share (basic and diluted) – Canadian basis	(0.01)	(0.10)
Loss and comprehensive loss per common share (basic and diluted) - U.S. basis	(0.02)	(0.10)

	2003		2002

Balance Sheet	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Convertible loan (b)	—	—	368,984	390,978
Shareholders’ equity (deficiency)	1,808,953	1,808,953	(576,489)	(875,965)

The cumulative effect of these adjustments on consolidated shareholders’ equity (deficiency) is as follows:

Shareholders’ Equity	2003

Shareholders’ Equity - Canadian GAAP	$1,808,953
U.S. GAAP Adjustments
Retained earnings (deficit)
Beneficial conversion feature	($58,584)
Stock option repricing	($218,898)
Convertible loan inducement	($1,434,533)
Contributed surplus
Stock option repricing	$218,898
Additional paid in capital	$1,493,117

Shareholders’ Equity - U.S. GAAP	$1,808,953

Shareholders’ Equity	2002

Shareholders’ Equity - Canadian GAAP	($576,489)
U.S. GAAP Adjustments
Retained earnings (deficit)
Beneficial conversion feature	($58,584)
Stock option repricing	($218,898)
Equity component of convertible loan	($21,994)

Shareholders’ Equity - U.S. GAAP	($875,965)

(1)	The statement of loss for 2002 prepared in accordance with U.S. GAAP has been restated to reflect the following:

	i)	recognition of the beneficial conversion feature on the convertible loan at inception of $45,143 [see (a) below]

(a)

Under US GAAP, the terms of the convertible loans provide the lenders with an ‘in-the-money’ variable conversion rate. A beneficial conversion feature on the convertible loan is calculated at issuance based on the difference between the effective conversion price of the allocated proceeds and the market price of the common stock. The amount of the beneficial conversion feature at inception was $45,143, however, because of the variability of the conversion ratio, it is remeasured each reporting period until conversion, extinguishment or maturity. The remeasurement at December 31, 2002 resulted in an increase in the amount allocated to the beneficial conversion feature of $13,441. Under US GAAP loan inducements result in a gain or loss in the statements of Loss and Deficit. During the year ended December 31, 2003 the convertible loan was converted to shares through an inducement resulting in a loss totalling $1,434,533.

(b)

Under Canadian GAAP, the amount allocated to the convertible loan has been segregated into debt and equity components based on their respective fair values (note 9).  Under U.S. GAAP the amount allocated to the convertible loan would not be bifurcated and was shown as a liability.

(c)

Under APB Opinion 25 the repricing of outstanding stock options under a fixed price stock option plan results in these options being recognized as variable price options from the date of the modification until they are exercised, forfeited or expire. Accordingly, changes in the intrinsic value of the stock options from the modification date to the period end date would be recognized in the consolidated statements of loss as adjustments to general and administrative expense. For the year ended December 31, 2002, income would increase by $7,502, as the market value of the Corporation’s common shares at December 31, 2002 was higher than the revised exercise price. For the year ended December 31, 2003 income would decrease by NIL.

(d)

As described in note 6, the Corporation has granted stock options to selected employees, directors and officers. For US GAAP purposes, Financial Accounting Standard (“FAS”) 123, “Accounting for Stock-Based Compensation,” requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost by the intrinsic value method set out in Accounting Principles Board (APB) Opinion 25. As options are granted at exercise prices based on the market value of the Corporation’s shares at the date of grant, there is no compensation expense relating to ABP Opinion 25.

New pronouncements

a)

In August 2001, the Financial Accounting Standards Board approved FAS 144, “Impairment of Long-Lived Assets.” FAS 144 requires that in cases where undiscounted expected cash flows associated with long-lived assets are less than their carrying value, an impairment provision is recognized in an amount by which the carrying value exceeds the estimated fair value of such assets. FAS 144 will be applicable for fiscal years beginning after December 15, 2003.

The adoption of this standard will not have any impact on the Corporation’s current financial position or results of operations; however, the impact of this standard in future years could be material.

b)

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, an impairment loss exists when the carrying amount of a company’s PP&E exceeds the estimated undiscounted future net cash flows associated with the company’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the company’s proved and probable reserves are charged to income.

Where the amount of an impairment test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation, amortization and accretion will differ in subsequent years.

The Corporation’s oil and gas exploration costs were undeveloped as of December 31, 2003.

c)

SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting standards for derivative instruments and for hedging activities. This statement requires an entity to establish, at the inception of a hedge, the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity’s approach to managing risk.

We had no derivative and hedging activities in the reporting period so the SFAS 133 is not applicable.

d)

In May 2003, the “FASB” issued Statement of Financial Accounting Standards No. 150 (“FAS 150”), “Accounting for Certain Financial Instruments with Characteristics of Liabilities and Equity”. In December 2003, the FASB issued Revised FASB Interpretation No. 46, Consolidation of Variable Interest Entities.

These accounting standards do not have a material impact on the company at this time. We will continue to monitor the relevance of all accounting standards and will measure the impact when they are determined to apply.

AUDITORS’ REPORT

To the Shareholders of
Tracer Petroleum Corporation

We have audited the consolidated balance sheets of Tracer Petroleum Corporation as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2002.  These financial statements are the responsibility of the Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

Calgary, Canada
May 27, 2003	Chartered Accountants

Tracer Petroleum Corporation

CONSOLIDATED BALANCE SHEETS
(See Basis of Presentation – Note 1)

As at December 31

(Presented in Can$)	2002 $	2001 $

ASSETS
Current
Cash	24,376	9,371
Accounts receivable	7,510	27,660
Prepaid expenses	519	—
Investments [note 6]	27,776	—

	60,181	37,031
Investments [note 6]	—	761,474
Properties and equipment [note 3]	10,613	53,934

	70,794	852,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 5]	194,647	296,252
Short term loans [note 5]	83,652	—
Convertible loan [note 9]	368,984	314,650

	647,283	610,902

Commitments and contingencies [note 7]

Shareholders’ equity (deficiency)
Share capital [note 4]	4,001,710	3,762,591
Equity component of convertible loan [note 9]	21,994	20,863
Deficit	(4,600,193)	(3,541,917)

	(576,489)	241,537

	70,794	852,439

See accompanying notes

On behalf of the Board:

	David Thompson	Barry Stansfield

	Director	Director

Tracer Petroleum Corporation

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31

(Presented in Can$)	2002 $	2001 $	2000 $

REVENUE	—	1,494	943

EXPENSES
Depletion, depreciation and amortization	—	—	55,846
Administrative expenses [notes 5 and 8]	782,835	1,196,014	1,609,501
Other	—	—	142

	782,835	1,196,014	1,655,489

Operating loss	(782,835)	(1,194,520)	(1,664,546)

OTHER REVENUE AND EXPENSES
Loss on sale of investments [note 6]	(42,000)	—	—
Loss on sale of furniture and fixtures	(9,967)	—	—
Gain on sale of oil and gas properties	—	—	28,075
Interest and miscellaneous income	13,953	679	25,400
Write down of investments [note 6]	(48,372)	(283,050)	(367,375)
Amortization and writedowns	(189,055)	(37,020)	(49,560)

	(275,441)	(319,391)	(363,460)

Loss for the year	(1,058,276)	(1,513,911)	(2,028,006)
Deficit, beginning of the year	(3,541,917)	(2,028,006)	(35,009,518)
Deficit elimination [note 4]	—	—	35,009,518

Deficit, end of the year	(4,600,193)	(3,541,917)	(2,028,006)

Loss per common share – basic and diluted [note 4]	(0.10)	(0.17)	(0.28)

See accompanying notes

Tracer Petroleum Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

(Presented in Can$)	2002 $	2001 $	2000 $

Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for year	(1,058,276)	(1,513,911)	(2,028,006)
Non-cash items included in loss
Depletion, depreciation and amortization	189,055	37,020	105,406
Write down of investments	48,372	283,050	367,375
Loss on sale of investments and furniture and fixtures	51,967	—	—
Options issued to non-employees	52,995	—	—
Gain on sale of oil and gas properties	—	—	(28,075)

	(715,887)	(1,193,841)	(1,583,300)
Changes in working capital related to operating activities
Accounts receivable	20,150	(13,493)	7,594
Prepaid expenses	(519)	17,806	35,504
Accounts payable and accrued liabilities	(61,364)	98,070	(194,893)

	(757,620)	(1,091,458)	(1,735,095)

INVESTING ACTIVITIES
Additions to properties and equipment, net	(1,638)	(3,084)	(302,995)
Proceeds on sale of investments [note 6]	643,326	—	—
Proceeds on disposal of resource properties and other	—	—	28,075
Investments [note 7]	(154,064)	(12,826)	(895,152)

	487,624	(15,910)	(1,170,072)

FINANCING ACTIVITIES
Short-term loans	83,652	(127,458)	127,458
Convertible loan	20,979	383,413	—
Issuance of share capital, net of costs	180,370	848,600	1,879,692

	285,001	1,104,555	2,007,150

Net increase (decrease) in cash	15,005	(2,813)	(898,017)
Cash, beginning of year	9,371	12,184	910,201

Cash, end of year	24,376	9,371	12,184

See accompanying notes

1. BASIS OF PRESENTATION

Tracer Petroleum Corporation (the “Corporation” or “Tracer”) is engaged primarily in the business of exploration and development of oil and gas reserves. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation’s control.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Corporation has experienced significant operating losses and cash outflows from operations in the years ended December 31, 2002, 2001, and 2000, has a $587,102 working capital deficiency and a shareholders’ deficiency of $576,489 at December 31, 2002, and has no producing properties.  The Corporation’s ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not contain any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are different from those in the United States (“US GAAP”), as explained in Note 10.

a) Consolidation and use of estimates

These financial statements include the accounts of the Corporation and its subsidiaries Tracer Petroleum International (“TPI”), Tracer Trading Ltd. (“TTL”), TEPCO Ltd. (“TEPCO”), and Tracer Petroleum Iran Limited (“TPIL”).

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

b) Properties and equipment

The Corporation follows the full cost method of accounting for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of related government incentives) are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under “ceiling tests.” A ceiling test is applied to ensure that capitalized costs do not exceed the sum of estimated undiscounted future net revenues from estimated gross proven reserves less the cost incurred or estimated to develop those reserves, production costs, interest, general and administration costs, and an estimate for restoration costs and applicable taxes plus the lower of cost or estimated market value of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon gross proved developed reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

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

Certain exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the Corporation’s proportionate interest in such activities is reflected in the financial statements.

The Corporation provides for amortization of its equipment, fixtures and automobile at the rate of 30% per annum utilizing the declining balance method. It provides for a full year’s amortization of these assets in the year of acquisition.

c) Future removal and site restoration costs - oil and gas properties

Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

d) Foreign currency translation

The accounts of the Corporation’s integrated wholly-owned subsidiary have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates.  Exchange gains and losses are credited or charged to income in the year incurred.

e) Stock option plan

The Corporation has a fixed price stock option plan. No compensation expense is recognized when stock options are issued to or exercised by employees, officers or directors. Any consideration paid on exercise of stock options by employees, officers or directors is credited to share capital. Effective January 1, 2002 the Corporation adopted section 3870 of the Canadian Institute of Chartered Accountant’s Handbook for stock-based compensation and other stock-based payments. The section requires that the Corporation provide pro-forma earnings and pro-forma earnings per share for employee stock option grants, as if the fair value method of accounting for stock-based compensation had been used.  The fair value of any stock option grants to non-employees is charged to income during the year.

The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2002 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

$

Loss for the year as reported	(1,058,276)
Compensation expense	250,188

Pro-forma loss for the year	(1,308,464)

Loss per common share as reported	(0.10)
Pro-forma loss per common share	(0.13)

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

3. PROPERTIES AND EQUIPMENT

	2002

	Cost $	Accumulated Depletion, Depreciation and Amortization $	Net book value $

Equipment and fixtures	75,799	65,186	10,613

	75,799	65,186	10,613

	2001

	Cost $	Accumulated Depletion, Depreciation and Amortization $	Net book value $

Equipment and fixtures	292,246	250,232	42,014
Automobile	25,026	13,106	11,920

	317,272	263,338	53,934

On December 3, 1999 the Corporation sold all of its oil and gas assets in Indonesia to Tradewinds Oil and Gas International Inc. (“Tradewinds”). In addition to initial cash consideration of US$350,000 on closing, the Corporation is also entitled to the following:

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

4. SHARE CAPITAL

a) Authorized:

Unlimited number of Common shares without par value

Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

Issued

	Number	Amount $

Common Shares
Balance December 31, 1999	5,111,205	35,995,917
Stated capital reduction (i)	—	(35,009,518)

	5,111,205	986,399
Issued for cash pursuant to private placements (ii)	1,610,000	1,113,469
Issued pursuant to exercise of stock options	1,123,500	766,223

Balance December 31, 2000	7,844,705	2,866,091
Issued for cash pursuant to private placement (iii)	460,144	280,995
Issued pursuant to exercise of stock options	1,224,900	567,605

Balance December 31, 2001	9,529,749	3,714,691
Issued pursuant to exercise of stock options	981,590	180,370
Options issued for services	—	52,995

Balance December 31, 2002	10,511,339	3,948,056

Warrants [ii, iii and note 9]
Balance, December 31, 1999 and 2000	2,539,000	—
Issued	760,994	47,900

Balance, December 31, 2001	3,299,994	47,900
Issued	18,978	5,754

Balance, December 31, 2002	3,318,972	53,654

i)

On June 29, 2000 at the Corporation’s annual general meeting, the shareholders passed a special resolution authorizing the reduction of the Corporation’s stated capital account by $35,009,518 which represented the amount of the Corporation’s accumulated deficit as recorded on the Corporation’s balance sheet as at December 31, 1999. At that time this amount was applied against the Corporation’s accumulated deficit.

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

b) Options

The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation’s stock on the date of the grant and an option’s maximum term is three years. The options vest immediately. At December 31, 2002 there were 1,907,121 (2001- 1,387,121; 2000 - 1,317,321) stock options outstanding to purchase common shares at US$0.10 - US$0.32 per share. These options expire on various dates between May 14, 2003 and April 22, 2004.

	Number of Options	Weighted Average Exercise Price/Share

Outstanding and exercisable January 1, 2000	488,000	$0.79
Granted	2,565,821	$1.11
Exercised	(1,123,500)	$0.68
Canceled/Expired	(313,000)	$2.00

Outstanding and exercisable December 31, 2000(1)	1,617,321	$0.86
Granted	1,727,000	$0.67
Exercised	(1,224,900)	$0.46
Canceled/Expired	(387,300)	$1.28

Outstanding and exercisable December 31, 2001(2)	1,732,121	$0.16
Granted	1,482,290	$0.26
Exercised	(981,590)	$0.18
Canceled/Expired	(325,700)	$1.28

Outstanding and exercisable December 31, 2002	1,907,121	$0.22

	(1)	On November 15, 2000 the Corporation re-priced a total of 675,921 outstanding stock options to US$0.68 per share.

	(2)	During 2001 the Corporation re-priced all of its outstanding stock options to US$0.10 per share.

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

6. INVESTMENTS

a)

On February 5, 2002 the Corporation reported that it had entered into a Joint Venture Agreement (“JVA”) with privately-held Canneft Inc. (“Canneft”) of Houston, TX, whereby the Corporation agreed to participate with Canneft in the development of the Adzhiyap project in southwestern Turkmenistan. Under the terms of the JVA between the Corporation and Canneft, Tracer would advance US$150,000 to the Joint Venture during the 5 month period ended September 30, 2002, to cover the remaining estimated costs to secure the PSA. At December 31, 2002, the Corporation had advanced US$100,000 and as a result of political unrest decided not to pursue the project any further. A write down of $154,064 was recorded as a result.

b)

On April 3, 2000 the Corporation purchased a 4.5% equity interest in Open Joint Stock Company Caspi Neft (“OJSCCN”) from Transmeridian Exploration Inc. (“TMEI”) for US$614,158 ($895,152) cash. OJSCCN owns the exploration and production rights for the South Alibek field in the Aktyubinsk region of the Republic of Kazakhstan.

On March 16, 2001 the Corporation sold its interest in OJSCCN to TMEI for US$1.5 million of convertible preferred shares of TMEI plus 1 million warrants exercisable at US$1.00 per share for a period of two years. The preferred shares were convertible at the Corporation’s option into 1.5 million common shares of TMEI at a deemed value of US$1.00 per share at any time within 5 years. The sale was recorded at the carrying value of the assets given up being the shares of OJSCCN which were carried at $895,152 plus the capitalized resource property costs which were $149,372.  The total carrying value of $1,044,524 was allocated to the preferred shares and included in investments. At December 31, 2001 the Corporation recorded a write down on its investment of $283,050 and on December 31, 2002 a further write down of $48,372 was recorded. TMEI commenced trading on the NASDAQ OTC-BB market on March 6, 2002. The Corporation elected to convert its preferred shares into 1,500,000 common shares of TMEI on the commencement of trading. By December 31, 2002, the Corporation had sold 1,350,000 shares of TMEI for proceeds of $643,326, net of commissions and recorded a loss on disposal of $42,000. The balance of the Corporation’s TMEI shares were sold on February 21, 2003 for proceeds of $27,776 net of commissions.  All of the warrants expired, unexercised on March 16, 2003.

c)

On January 19, 2001 the Corporation announced that it had entered into a joint venture agreement with A. Brown Company Inc. (“ABC”) in the Philippines. The joint venture known as A. Brown Energy Inc. (“ABEI”) was set up in order to market and trade crude oil and petroleum products in the Philippines and other countries in the Far East and Australia. To earn its full interest the Corporation had to advance US$50,000 and issue 50,000 common shares to ABC. On May 7, 2001 the joint venture agreement was terminated with the Corporation having advanced a total of US$8,500 ($12,826). This amount was included in amortization and write-downs.

d)

The Corporation wrote off its investment in eZuz Inc., with a book value of $367,375, in 2000 due to market conditions for Internet based stocks and the fact that no public market was established for the shares.

7. COMMITMENTS AND CONTINGENCIES

During the year the Corporation, assigned its office lease to a third party.  The Corporation is liable for any defaults on payments by this party.

8. ADMINISTRATIVE EXPENSES

Administrative expenses were comprised of the following:

	2002 $	2001 $	2000 $

Engineering and geological consulting	(3,820)	21,453	65,264
Foreign exchange loss (gain)	(2,114)	17,290	(27,761)
Interest and bank charges [note 9]	73,562	13,940	2,155
Investor relations (note 5)	193,160	111,721	82,600
Shareholder information	27,583	40,339	51,860
Management fees (note 5)	112,804	199,503	213,173
Consulting fees (note 5)	56,434	203,355	354,355
Office and miscellaneous	65,049	250,904	239,697
Personnel	—	83,184	70,293
Professional fees	124,999	127,149	204,494
Compensation expense	52,995	—	—
Travel	82,183	127,176	353,371

	782,835	1,196,014	1,609,501

9. CONVERTIBLE LOAN

On May 24, 2001 the Corporation announced that it had entered into an agreement with Roc Oil Company Limited (“ROC”) by which ROC agreed to provide the Corporation with staged financing over 15 months up to a discretionary maximum of US$4,000,000. The financing was by way of a series of convertible loans. ROC was initially loaning funds to the Corporation during a due diligence period ending February 28, 2002 with the option to lend further funds to the Corporation beyond that date, subject to the Corporation meeting certain project milestones. Under the agreement the Corporation granted ROC the right of first refusal to participate, up to a 25% equity level, with the Corporation in upstream development opportunities in Iran. ROC had the option of appointing up to 3 members of the Board of Directors of Tracer depending upon the level of funding provided. Under the terms of the agreement, ROC was also provided an the option of providing further funding to the Corporation directly or converting the loan and accrued interest into either a 50% interest in TEPCO Ltd., the wholly-owned subsidiary of Tracer was to hold the Iranian projects or into a direct 50% interest in the projects. ROC would then be required to provide further funding to TEPCO, via either loans or direct investment in the projects for a total of US$3,765,000.

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

The loan agreement contains certain non-financial covenants restricting the Corporation from certain activities such as paying dividends, adopting any shareholders’ rights plan where the rights of ROC would be adversely affected, sale of assets other than in the normal course of business, restricting the use of proceeds received under the loan agreement and prohibiting the amalgamation, consolidation or merger of the Corporation with another entity. To be in compliance with these covenants Tracer must provide ROC with advance notification of any such anticipated activity. Failure to meet the covenants would result in the loan becoming immediately repayable. As at December 31, 2002 the Corporation had met all covenants.

To December 31, 2002 ROC had advanced US$255,944 ($404,392) (2001 – US$240,762 ($383,413)) on which $31,992 (2001 - $12,272) of interest expense has been accrued. The gross proceeds received as of December 31, 2002 have been allocated to the convertible loan and warrants based on the relative fair value of each security. Accordingly, $350,738 (2001 - $335,513) was allocated to the notes and $53,654 (2001 - $47,900) was allocated to the 319,828 (2001 - 300,850) issuable warrants. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The $53,654 discount for the warrants will be accrued and recorded as interest expense over the term of the loan. For the year ended December 31, 2002 $40,241 (2001 - $nil) has been accrued.

The amount allocated to the convertible loan of $350,738 (2001 - $335,513) has been segregated into debt and equity components based on their respective fair values. The equity component represents the holder conversion right. It will continue to be disclosed separately in shareholders’ equity until the loan is either converted or repaid at which time it will be transferred to share capital.  The amount allocated to equity as at December 31, 2002 was $21,994 (2001 - $20,863).

The loan matured on May 1, 2003, however presently remains outstanding.  The Corporation is presently in discussions regarding possible conversion of the loan, however at the present time the outcome is not known.

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Corporation’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP as follows:

Financial statement presentation

	2002 $	2001 $	2000 $
Statements of Loss	(restated)(1)

Loss for the year - Canadian basis	(1,058,276)	(1,513,911)	(2,028,006)
Beneficial conversion feature (a)	(13,441)	(45,143)	—
Stock option repricing (c)	7,502	(226,400)	—

Loss and comprehensive loss for the year - U.S. basis	(1,064,215)	(1,785,454)	(2,028,006)

Loss per common share (basic and diluted) – Canadian basis	(0.10)	(0.17)	(0.28)
Loss and comprehensive loss per common share (basic and diluted) - U.S. basis	(0.10)	(0.20)	(0.28)

	2002		2001

Balance Sheet	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Convertible loan (b)	368,984	390,978	314,650	335,513
Shareholders’ equity (deficiency)	(576,489)	(875,965)	241,537	(50,869)

The cumulative effect of these adjustments on consolidated shareholders’ equity (deficiency) is as follows:

	2002 $	2001 $

Shareholders’ equity (deficiency) using Canadian GAAP	(576,489)	241,537
Beneficial conversion feature (a)	(58,584)	(45,143)
Equity component of convertible loan (b)	(21,994)	(20,863)
Stock option repricing (c)	(218,898)	(226,400)

Shareholders’ equity (deficiency) using U.S. GAAP	(875,965)	(50,869)

(1)The statement of loss for 2001 prepared in accordance with U.S. GAAP has been restated to reflect the following:

i)	a restatement of the loss for the year – Canadian basis from $1,226,706 to $1,513,911 to reflect the balance as presented in the 2001 statement of loss and deficit

ii)	recognition of the beneficial conversion feature on the convertible loan at inception of $45,143 [see (a) below]

a)

Under US GAAP, the terms of the convertible notes provide the lenders with an ‘in-the-money’ variable conversion rate. A beneficial conversion feature on the convertible loan is calculated at issuance based on the difference between the effective conversion price of the allocated proceeds and the market price of the common stock. The amount of the beneficial conversion feature at inception was $45,143, however, because of the variability of the conversion ratio, it is remeasured each reporting period until conversion, extinguishment or maturity. The remeasurement of the beneficial conversion feature at December 31, 2001 did not result in any change to the amount originally calculated.  The remeasurement at December 31, 2002 resulted in an increase in the amount allocated to the beneficial conversion feature of $13,441.

b)

Under Canadian GAAP, the amount allocated to the convertible loan has been segregated into debt and equity components based on their respective fair values (note 9).  Under U.S. GAAP the amount allocated to the convertible loan would not be bifurcated.

c)

Under APB Opinion 25 the repricing of outstanding stock options under a fixed price stock option plan results in these options being recognized as variable price options from the date of the modification until they are exercised, forfeited or expire. Accordingly, changes in the intrinsic value of the stock options from the modification date to the period end date would be recognized in the consolidated statements of loss as adjustments to general and administrative expense. For the year ended December 31, 2002, income would increase by $7,502 (2001 – decrease by $226,400; 2000 - $nil), as the market value of the Corporation’s common shares at December 31, 2002 was higher than the revised exercise price.

d)

As described in note 4, the Corporation has granted stock options to selected employees, directors and officers. For US GAAP purposes, Financial Accounting Standard (“FAS”) 123, “Accounting for Stock-Based Compensation,” requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost by the intrinsic value method set out in Accounting Principles Board (APB) Opinion 25. As options are granted at exercise prices based on the market value of the Corporation’s shares at the date of grant, there is no compensation expense relating to ABP Opinion 25. Had the Corporation followed FAS 123, there would be no material impact on the loss for the year or loss per common share.

New pronouncements

In August 2001, the Financial Accounting Standards Board approved FAS 144, “Impairment of Long-Lived Assets.” FAS 144 requires that in cases where undiscounted expected cash flows associated with long-lived assets are less than their carrying value, an impairment provision is recognized in an amount by which the carrying value exceeds the estimated fair value of such assets. FAS 144 will be applicable for fiscal years beginning after December 15, 2003.

The adoption of this standard will not have any impact on the Corporation’s current financial position or results of operations; however, the impact of this standard in future years could be material.

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

12. COMPARATIVE INFORMATION

Certain amounts for prior years have been reclassified to conform to the current year’s presentation.

13. SUBSEQUENT EVENTS

a)

The Corporation entered into a Share Purchase Agreement dated March 11, 2003 among Forum Pacific, Inc. (“Forum”), Mullins Group/ Eastmark Limited  (“Mullins/Eastmark”) and the Corporation, providing for the purchase by the Corporation of 66 2/3% of the issued and outstanding shares of Forum Exploration, Inc., a Philippines corporation.  The Share Purchase Agreement was amended by a Share Purchase Amending Agreement dated March 21, 2003.

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

On April 28, 2003, the Corporation closed the acquisition of 125,000,000 shares in the capital of Forum Exploration, Inc., representing 66 2/3% of the issued and outstanding shares of Forum Exploration, Inc.  The remaining 33 1/3% of the shares of Forum Exploration, Inc. was retained by Forum.  The transfer of the 125,000,000 shares of Forum Exploration, Inc. to the Corporation was confirmed by final regulatory approval and transfer of Stock Certificates on May 23, 2003.

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

ITEM 18.  FINANCIAL STATEMENTS.

The Company has elected to report under Item #17.

ITEM 19.  EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

4.1	Consulting Agreement dated March 1st 2004 between the Company and David Robinson (filed herewith);

4.2	Consulting Agreement dated March 1st 2004 between the Company and Barry Stansfield (filed herewith);

4.3	Consulting Agreement dated November 23rd 2003 between the Company and Larry Youell (filed herewith);

4.4	Consulting Agreement dated March 1st 2004 between the Company and David Wilson (filed herewith);

4.5	Consulting Agreement dated March 1st 2004 between the Company and David Thompson (filed herewith);

4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *

4.8	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *

4.9	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *

9.	List of Subsidiaries (filed herewith);

11.1	Code of Ethics (filed herewith);

12.1	Certification by the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

12.2	Certification by the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1	Certification by the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.2	Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 15, 2004	FORUM ENERGY CORPORATION

(Registrant)

/s/ David R. Robinson

President and Chief Executive Officer

FORUM ENERGY CORPORATION

ANNUAL REPORT ON FORM 20F

FOR THE YEAR ENDED
DECEMBER 31, 2003

EXHIBIT INDEX

1.3	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

1.4	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

4.1	Consulting Agreement dated March 1st 2004 between the Company and David Robinson (filed herewith);

4.2	Consulting Agreement dated March 1st 2004 between the Company and Barry Stansfield (filed herewith);

4.3	Consulting Agreement dated November 23rd 2003 between the Company and Larry Youell (filed herewith);

4.4	Consulting Agreement dated March 1st 2004 between the Company and David Wilson (filed herewith);

4.5	Consulting Agreement dated March 1st 2004 between the Company and David Thompson (filed herewith);

4.10	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

4.11	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *

4.12	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *

4.13	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *

9.	List of Subsidiaries (filed herewith);

11.1	Code of Ethics (filed herewith);

12.1	Certification by the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

12.2	Certification by the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.2	Certification by the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.3	Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

* Previously filed