Form 20-F/A
period 2004-12-31
FEC Resources Inc.
filed 2005-07-26
CIK 849997

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

                     For Fiscal Year ended December 31, 2004

      |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ______________ to ______________

                         Commission file number 0-17729

             FEC RESOURCES INC (formerly "FORUM ENERGY CORPORATION") (Exact name of Registrant as specified in its charter)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 174,583,646 Common Stock and 8,239,000 Common Stock Purchase Warrants and 7,667,500 Common Stock Purchase Options.

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

Indicate by check mark which financial statement item the registrant has elected to follow:
                                                                  Yes |x| No |_|

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

            FEC RESOURCES, INC (formerly "FORUM ENERGY CORPORATION") FORM 20-F ANNUAL REPORT FISCAL 2004, ENDED DECEMBER 31, 2004

                                TABLE OF CONTENTS

                                                                            Page
                                     PART I

Item 1.    Identity of Directors, Senior Management and Advisers              4
Item 2.    Offer Statistics and Expected Timetable                            4
Item 3.    Key Information                                                    4
Item 4.    Information on the Company                                        12
Item 5.    Operating and Financial Review and Prospects                      16
Item 6.    Directors, Senior Management and Employees                        21
Item 7.    Major Shareholders and Related Party Transactions                 28
Item 8.    Financial Information                                             29
Item 9.    The Listing                                                       32
Item 10.   Additional Information                                            33
Item 11.   Quantitative and Qualitative Disclosure About Market Risk         35
Item 12.   Description of Securities other than Equity Securities            35

                                     PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies                   35
Item 14.   Material Modifications to the rights of Security Holders
             and Use of Proceeds                                             36
Item 15.   Controls And Procedures                                           36
Item 16A.  Audit Committee Financial Expert                                  36
Item 16B.  Code Of Ethics                                                    36
Item 16C.  Principal Accountant Fees And Services                            37

                                    PART III

Item 17.   Financial Statement                                               38
Item 18.   Financial Statements                                              62
Item 19.   Exhibits                                                          62

Signatures                                                                   63
Exhibit Index                                                                64
Certifications                                                               65

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

                                Table No. 3(A)(1)
                           U.S. Dollar/Canadian Dollar

                          Currency Exchange Table No. 1
                           U.S. Dollar/Canadian Dollar

--------------------------------------------------------------------------------
                                            Average     High      Low      Close
--------------------------------------------------------------------------------
Fiscal Year Ended 12/31/04                    1.30      1.40      1.18      1.20
--------------------------------------------------------------------------------
Fiscal Year Ended 12/31/03                    1.40      1.54      1.31      1.30
--------------------------------------------------------------------------------
Fiscal Year Ended 12/31/02                    1.57      1.62      1.51      1.58
--------------------------------------------------------------------------------
Fiscal Year Ended 12/31/01                    1.55      1.60      1.49      1.59
--------------------------------------------------------------------------------
Fiscal Year Ended 12/31/00                    1.49      1.56      1.44      1.50
--------------------------------------------------------------------------------

The current rate of exchange was 1.2283 on June 30,2005.

                                Table No. 3(A)(2)
                           U.S. Dollar/Canadian Dollar

--------------------------------------------------------------------------------
                  01/05      02/05      03/05      04/05      05/05        06/05
--------------------------------------------------------------------------------
High             1.2381     1.2562     1.2463     1.2482     1.2703       1.2263
--------------------------------------------------------------------------------
Low              1.1982     1.2301     1.2017     1.2094     1.2372       1.2578
--------------------------------------------------------------------------------

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

                                Table No. 3(A)(3)
                        Selected Financial Data CDN GAAP
   (CDN $ in '000, except EPS, Weighted Avg. Shares and Capital Stock Shares)

                                          ------------------------------------------------------------
                                            Year         Year         Year         Year         Year
                                           Ended        Ended        Ended        Ended        Ended
                                          12/31/04     12/31/03     12/31/02     12/31/01     12/31/00
------------------------------------------------------------------------------------------------------
Revenue                                   $     --     $     --     $     --     $      1     $      1
Loss before non-controlling interest      $ (7,228)    $ (1,397)    $ (1,058)    $ (1,195)    $ (1,665)
Net loss                                  $ (7,219)    $ (1,356)    $ (1,058)    $ (1,514)    $ (2,028)
Net loss per share                        $  (0.05)    $  (0.01)    $  (0.10)    $  (0.17)    $  (0.28)
Diluted  Net loss per share               $  (0.05)    $  (0.01)    $  (0.10)    $  (0.17)    $  (0.28)
Dividends per share                       $   0.00     $   0.00     $   0.00     $   0.00     $   0.00
Weighted  Avg. Shares O/S ('000)           149,900      113,700       10,404        8,734        7,338
------------------------------------------------------------------------------------------------------
Working Capital                           $   (998)    $   (283)    $   (587)    $   (574)    $   (281)
Resource Properties (1)                   $  6,217     $  8,951     $     --     $     --     $    149
Long-Term Debt                            $  7,921     $  6,882     $     --     $     --        $ Nil
Shareholders' Equity/ (deficiency)        $ (2,153)    $  1,809     $   (576)    $    242     $    838
Capital Stock Shares (`000)                174,584      135,821       10,511        9,529        7,845
Total Assets                              $  7,271     $  9,109     $     71     $    852     $  1,164
------------------------------------------------------------------------------------------------------

(1) Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

                                Table No. 3(A)(4)
                         Selected Financial Data US GAAP
      (CDN $ in '000, except EPS, Wgt Avg. shares and Capital Stock Shares)

                                          ------------------------------------------------------------
                                            Year         Year          Year        Year         Year
                                           Ended        Ended         Ended       Ended        Ended
                                          12/31/04     12/31/03     12/31/02     12/31/01     12/31/00
------------------------------------------------------------------------------------------------------
Revenue                                   $     --     $     --     $     --     $      1     $      1
Loss before non-controlling interest      $ (7,227)    $ (2,832)    $ (1,064)    $ (1,195)    $ (1,665)
Net loss                                  $ (7,218)    $ (2,791)    $ (1,064)    $ (1,785)    $ (2,028)
Net loss per share                        $  (0.05)    $  (0.02)    $  (0.10)    $  (0.20)    $  (0.28)
Fully Diluted Net loss per share          $  (0.05)    $  (0.02)    $  (0.10)    $  (0.20)    $  (0.28)

Dividends per share                       $   0.00     $   0.00     $   0.00     $   0.00     $   0.00
Wgt. Avg. Shares O/S ('000)                149,900      113,700       10,404        8,734        7,338
------------------------------------------------------------------------------------------------------
Working Capital                           $   (998)    $   (283)    $   (598)    $   (221)    $   (281)
Resource Properties                       $  6,217     $  8,951     $     --     $     --     $    149
Long-Term Debt                            $  8,105     $  6,882     $     --     $     --        $ Nil
Shareholders' Equity/(deficiency)         $ (2,205)    $  1,809     $   (876)    $    (51)    $    838
Capital Stock Shares (`000)                174,584      135,821       10,511        9,529        7,845
Total Assets                              $  7,405     $  9,109     $     71     $    852     $  1,164
------------------------------------------------------------------------------------------------------

B. Risk Factors

GENERAL BUSINESS RISKS

o     We have a history of net losses.

      We sustained net losses for each of the fiscal years ended December 31, 2004, 2003 and 2002 of, respectively $7,218,000, $2,791,000 and $1,064,000, respectively. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2005.

o There is doubt as to our ability to continue operations as a going concern.

      Our success is dependent upon our ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond our control.

      The consolidated financial statements included herein have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2004 and 2003, and had a $998,315 working capital deficiency at December 31, 2004 and have no producing properties. Our ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see comments by auditors for US readers on Canada-US reporting differences).

o We will need additional funds in order to implement our intended projects and there is no assurance that such funds will be available as, if and when, need.

      Funds used in operations for the fiscal years ended December 31, 2004, 2003, and 2002 were $(2,041,941), $(581,205) and $(715,887), respectively. We have been dependent upon the proceeds of equity financing to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests in oil and gas properties.

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

      There is only a limited trading market for our shares on the Over the Counter Bulletin Board Exchange ("OTCBB"). There can be no assurance that this market will be sustained or that we will be able to satisfy any future trading criteria that may be imposed by the National Association of Securities Dealers ("NASD").

      In addition, holders of our common shares may experience substantial difficulty in selling their securities as a result of the "penny stock rules." Our common shares are covered by the penny stock rules, a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker dealers to make a market in our common shares.

o     The  large  number  of  shares   eligible  for  future  sale  by  existing
      shareholders may adversely affect the market price for our common shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of the common shares. At June 30, 2005, we had 174,650,053 common shares outstanding. On that date we also had reserved 18,989,790 common shares for issuance under our stock plan at per share exercise prices ranging from $0.08 to $0.43 and had reserved 8,239,000 common shares for issuance under the Warrants pursuant to various private placements and the acquisition of Forum Exploration Inc. We intend to include these common shares in a Registration Statement to be filed with the United States Securities and Exchange Commission pursuant to the Securities Act 1933 registering the common shares for resale.

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

o Since we have acquired properties in less developed countries, our operations may be adversely affected by risks associated with the political, economic and social climate of the countries in which we will operate.

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

o We currently do not maintain insurance against potential losses and unexpected liabilities.

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

      , Some of our directors participate in other resource Companies and to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. It is possible that due to our directors' conflicting interests we may be precluded from participating in certain projects that we might otherwise have participated in or we may obtain less favorable terms on certain projects than we might have obtained if our directors were not also the directors of other participating mineral resource companies. In their effort to balance their conflicting interests, our directors may approve terms that are equally favorable to all of their companies as opposed to negotiating terms that may be more favorable to us but adverse to their other companies. Additionally, it is possible that we may not be afforded certain opportunities to participate in particular projects because such projects are assigned to our directors' other companies for which the directors may deem the projects to have a greater benefit.

ITEM 4. INFORMATION ON THE COMPANY

A. Corporate History and Development of the Company.

      We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation. Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation followed in July 2003, to Forum Energy Corporation. On May 18th 2005 we had a name change to FEC Resources, Inc. Our wholly owned subsidiaries are TEPCO Ltd. ("TEPCO"), Tracer Petroleum International Ltd.("TPI"), a company incorporated in Bermuda to pursue oil and gas ventures in the Middle East, and Pacific Geothermal Energy Inc. ("Pac Geo"). In addition we own 66 2/3% of Forum Exploration, Inc. ("FEI") a Philippine based oil and gas company with rights to develop certain concession areas as more fully described later.

      We are engaged in the acquisition, exploration and, when warranted, development of natural resource properties. In the years ending December 31, 1999, 2000 and 2001, our focus was on the disposition of certain of our property interests. We successfully completed our disposition program in 2002 retaining in some instances small working interests in some of our prior projects. We are currently focused on the exploration and development of two petroleum license areas in the Philippines held by FEI.

      Our head office is located at Suite 1400 700 - 2nd Street SW, Calgary, Alberta T2P 4V5. Our phone number is (403) 290-1676. We also have an office for FEI located at 14 F Pearlbank Centre,

146 Valero Street, Salcedo Village, 1227 Makati City, Philippines with phone number (632) 893-7019 /21.

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

Recent Developments

A Heads of Agreement was signed on January 27, 2005 between the Corporation and Sterling Energy Plc ("SEY") (a UK based Oil and Gas Company) to transfer to the Corporation the license in the Philippine GSEC 101 properties (including Reed
Bank) in Exchange for new shares issued by the Corporation. Subsequently, pursuant to a Transaction Agreement it was agreed by both companies to transfer their respective Philippine Assets to a newly formed UK Company - Forum Energy Plc ("FEP"). An extra-ordinary meeting of the shareholders approved the transfer of assets on May 18th 2005. In May 2005 Forum Energy Plc raised (pound)3,400,000 (gross proceeds) of a pre-IPO issue and the Corporation's share of FEP was reduced to 57.4%. In July, 2005 an IPO will raise between (pound)6 million and (pound)15 million through the issue of additional FEP shares. At this time the Corporation holding of FEP shares will be further diluted up to approximately 32% of FEP depending on the price of the offering. The pre-IPO interim offering was to provide the Corporation with funding ahead of the IPO so that it could proceed with its activities. Subsequent to this IPO FEP will be listed on the AIM market of the London Stock Exchange. Also, effective May 18th 2005, the Corporation changed its name to FEC Resources, Inc.

Subject to shareholder approval, once this transaction has been completed, and funds have been raised by Forum Energy Plc under the Pre-IPO and the IPO the subsequent dilution will result in the Corporation recognizing the disposition of the asset and the receipt of the shares in Forum Energy Plc as a Long-Term Investment.

The Corporation and Sterling have retained UK based Noble & Company as the Nominated Advisers, who have agreed to take Forum Energy Plc to the AIM market of the London Stock Exchange in July, 2005. Noble & Company have also assisted in raising (pound)3.4 million in a pre-IPO phase in May 2005 and are planning to raise an additional (pound)6 million to (pound)15 million by the end of July, 2005.

The shares received by the Corporation in exchange for the assets will be subject to a one year "lock-up" and then for 6 months thereafter the Corporation can only trade the shares of Forum Energy Plc through Noble & Company to protect an orderly market.

The Philippines

      We are currently pursuing exploration and development opportunities for oil, natural gas and coal in the Philippines through FEI, a Philippines based energy company with sole participation in Service Contract 40, a petroleum license based onshore and offshore Cebu Island, Philippines. FEI also has sole application for a petroleum license known as Manila Bay / West Central Luzon.

      In May 2005, we entered into an agreement with Energy Services Group (ESG) Dubai (www.esgdubai.com), for the ongoing management and oversight of the Company's exploration and development efforts.

      In July 2005, FEI applied for a Coal Operating Contract with proven coal reserves, on the island of Cebu, Philippines.

C. Current Exploration/Development

Forum Exploration Inc.

      FEI is focusing on oil and gas exploration in the Philippines and more recently Coal Production. Currently, FEI has applied for and/or currently holds a 100% interest in two petroleum contract areas in the Philippines (the "Forum Properties") and has applied for sole rights to operate a Coal Operating Contract ("COC") on the Island of Cebu

o The application for Manila Bay / West Central Luzon known as a GSEC (Geophysical Survey and Exploration Contract), which covers Manila Bay and a portion of the contiguous landward area of Luzon Island. This GSEC, known as GSEC92, expired May 12th 2000. FEI recently applied for another GSEC area which includes the Manila Bay area, previously covered by GSEC 92, plus an additional area on land in a strip extending northwards from the bay and beyond Lincayen Gulf.

o The contract area known as service contract 40 (SC40), which covers the northern half of Cebu Island plus part of the Visayan Sea offshore to the west of the island. Several exploration prospects and leads have been identified by FEI within the service contract area, both on Cebu and offshore in the Visayan Sea. A small gas field has been discovered and appraised on Cebu, but its small size has meant that so far it has not been developed. Another small field was discovered during FEI's 2003 onshore drilling program. FEI plans (subject to the receipt of necessary working capital which it may or may not receive) to conduct an evaluation of both these fields - to be carried out by PGS Reservoir Consultants (UK) Limited ("PGS"), an independent consulting firm, specializing in petroleum reservoir evaluation.

o The COC being applied for by FEI is made up of four Coal Blocks on the island of Cebu with a total aerial closure of over 2,500 hectares.

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

      In 1996 a further well was drilled on the structure very close to the original well location. This well successfully drilled down to a Total Depth ("TD") of 11,684 feet. Gas shows from the drilling mud were identified in several zones and this information, together with wireline log data, was used to select three zones for drill stem testing. Unfortunately, all of the three tested zones flowed water, with only minor amounts of gas. There was the suspicion that the final test of the shallow Malo Pungatan limestone horizon, which had been responsible for the over-pressure problems encountered in the original well, was compromised by a probable casing leak, adding further uncertainty to the interpretation of the well results.

      The available seismic and well data from Manila Bay were the subject of a detailed review and evaluation by PGS during 1997. The conclusions from this work were that some additional prospects may be present near the original Manila Bay wells and that new seismic work, involving re-processing and attribute analysis, may identify potential new drilling targets.

During the year we decided not to pursue renewing this license with the resulting recognition of $2,617,821 loss.

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

Recent Drilling Activity

      FEI met the 2003 Department of Energy (DOE) work commitments for SC40 through the drilling of four wells. The work program commenced with the drilling of Forum 1X on March 31st 2003, followed by 1X/A, 2X and 3X which were drilled to target depth in December 2003. Oil and gas shows were encountered during drilling and Forum 2X flowed up to 217,000 standard cubic feet of gas per day through a half-inch choke with an initial pre-flow pressure of about 700 pounds per square inch (psi) and a flowing pressure of 350 psi during testing in October 2003. It is not yet known whether commercially viable quantities of oil and gas can be produced from any of these wells.

      The wells are located in Barangay Maya, Daanbantayan, Cebu and were drilled to depths of between 1,000 and 2,000 feet using FEI's wholly-owned Hycalog HH3500 drilling rig.

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

      Our audited financial statements were prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which are not materially different from those in the United States (refer to the Auditors' Report dated May 18, 2005 except as to Note 14 which is as of July 14, 2005)

The following discussion and analysis of financial results should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2004, together with the notes related thereto. The discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Corporate management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal Year Ended December 31, 2004 versus Fiscal Year Ended December 31,2003

      During the year ended December 31, 2004, we continued to focus our efforts on creating shareholder value through the acquisition of, or participation in, the development of international petroleum projects. Our primary focus at this time is on opportunities in the Philippines.

The consolidated results for the year ended December 31, 2004 was a loss of $7,219,068 or $0.05 per share versus a loss of $1,356,130 for 2003 or $0.01 per share. The results for the year ended December 31, 2004 incorporate the activities of FEI. The reason for the increased loss was attributable to recognizing an impairment of the investment in Manila Bay Properties as we decided not to continue pursuing the license. In addition we recognized Philippine Operating costs in our expenses and did not capitalize these costs as the development activity during the year was negligible.

      We have experienced significant operating losses and fund outflows from operations in the years ended December 31, 2004 and 2003, had a $998,315 working capital deficiency at December 31, 2004 and have no producing properties. Our ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see comments by auditors for US readers on Canada-US reporting differences)

Fiscal Year Ended December 31, 2003 versus Fiscal Year Ended December 31,2002

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see comments by auditors for US readers on Canada-US reporting differences)

Fiscal Year Ended December 31, 2002 versus Fiscal Year Ended December 31, 2001

      During the year ended December 31, 2002, we continued to focus our efforts on the acquisition of or participation in the development of proven petroleum reserves internationally.

      The loss for the year was $1,058,276, or $0.10 per share (2001 - loss of $1,513,911 or $0.17 per share). This was primarily attributed to administrative expenditures of $782,835 (2001 - $1,196,014), which are mainly associated with the ongoing pursuit of international petroleum development opportunities.

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

Liquidity and Capital Resources

The working capital deficit at December 31, 2004 was $998,315 (2003 - deficit $283,314) and shareholders' deficit was $2,152,807 (2003- surplus of
$1,808,953). During the year, we sold convertible debt totaling $657,008, obtained short-term loans from directors and major shareholders of $317,922 and long-term debt of $246,552. We will need to raise additional capital through debt, equity or other offerings to fund our ongoing operations and further development of our properties if warranted.

In October 2004 Pacific Geothermal Energy Inc ("Pacgeo"), a Delaware Corporation signed a debenture purchase agreement with HEM Mutual Assurance LLC ("HEM") and Highgate House LLC to permit Pacgeo to purchase 5-year 1.5% convertible notes totalling US$1,000,000. This convertible debt was sold in six different notes of which $441,000 was issued under First Debenture A by HEM, First Debenture B for $49,000 by Highgate House, Second debenture for $9,000 and $1,000 by HEM and Highgate respectively. First debenture A and B are convertible at the lesser of $0.10 and 125% of the average of the closing bid price per share of Pacgeo stock during 5 trading days immediately preceding the conversion, or 100% of the average of the three lowest closing bid prices during the 40 trading day immediately prior to conversion date (in whole or part). The second debenture has a fixed conversion price of $0.01 per share. First debenture C for $450,000 and First debenture D for $50,000 in favour of Highgate (which has not been drawn down as the trading price for the shares needed to be above 10 cents for a continuous 30 trading days). In order to facilitate the conversion process Pacgeo lodged 10,000,000 shares with the Escrow agent for HEM from treasury against future conversion.

The Corporation incorporated a Delaware, USA subsidiary company in September 2004 called Forum Acquisition Corp. Under an Agreement and plan of Merger Pacgeo and Forum Acquisition Corp, merged and the surviving entity was Pacgeo which now became a subsidiary of the Corporation. In turn the Corporation assumed the Convertible debentures noted above against the assets of Pacgeo, being the balance of the bank account and in turn issued 10,000,000 shares of the Company in favour of HEM and Highgate House LLC to replace the shares issued by Pacgeo. The 10,000,000 shares issued by Pacgeo were then returned for cancellation.

On October 22nd 2004 GEM partially converted the Second debenture and received 900,000 shares for their $9,000 conversion. The conversion price on the second debenture was set at $0.01 per share. The remaining debentures are convertible at the formula stated above. The Corporation has not purchased the First debenture B at this time.

The Corporation may repurchase any unconverted debentures at any time giving 30 days notice under the agreement and paying an early retirement penalty amount to the face amount of the Convertible note plus 35% of the face amount as a penalty. Should the Corporation enter into a financing of over US$5,000,000 the notes will become due and payable at a penalty of the face amount of the notes plus 50% of the face amount.

A Heads of Agreement was signed on January 27, 2005 between the Corporation and Sterling Energy Plc ("SEY") (a UK based Oil and Gas Company) to transfer to the Corporation the license in the Philippine GSEC 101 properties (including Reed
Bank) in Exchange for new shares issued by the Corporation. Subsequently, pursuant to a Transaction Agreement it was agreed by both companies to transfer their respective Philippine Assets to a newly formed UK Company - Forum Energy Plc. An extra-ordinary meeting of the shareholders approved the transfer of assets on May 18th 2005. In May 2005 Forum

Energy Plc raised (pound)3,400,000 (gross proceeds) of a pre-IPO issue and the corporation share of FEP was reduced to 57.4%. In July, 2005 an IPO will raise between (pound)6 million and (pound)15 million through the issue of additional FEP shares. At this time the Corporation holding of FEP shares will be further diluted up to approximately 32% of FEP depending on the price of the offering. The pre-IPO interim offering was to provide the Corporation with funding ahead of the IPO so that it could proceed with its activities. Subsequent to this IPO FEP will be listed on the AIM market of the London Stock Exchange. Also, effective May 18th 2005, the Corporation changed its name to FEC Resources, Inc.

Subject to shareholder approval, once this transaction has been completed, and funds have been raised by Forum Energy Plc under the Pre-IPO and the IPO the subsequent dilution will result in the Corporation recognizing the disposition of the asset and the receipt of the shares in Forum Energy Plc as a Long-Term Investment.

The Corporation and Sterling have retained UK based Noble & Company as the Nominated Advisers, who have agreed to take Forum Energy Plc to the AIM market of the London Stock Exchange in July, 2005. Noble & Company have also assisted in raising (pound)3.4 million in a pre-IPO phase in May 2005 and are planning to raise an additional (pound)6 million to (pound)15 million by the end of July, 2005.

The shares received by the Corporation in exchange for the assets will be subject to a one year "lock-up" and then for 6 months thereafter the Corporation can only trade the shares of Forum Energy Plc through Noble & Company to protect an orderly market.

In April and May, 2005 the Corporation has raised additional working capital in the amount of US$896,000 through the issue of Convertible debt. The debt may be converted into shares of the Corporation at a conversion price of $0.05 per share, or alternatively the Debenture holder at their option may convert into shares of Forum Energy Plc at the pre-IPO price. Such shares of Forum Energy Plc will be exempt from the lockup arrangements described above.

Contractual Obligations

Under an agreement with FPI dated March 2003 as amended in April 2003, the Corporation is responsible for fulfilling the cost of the work programme for FEI for calendar years 2003 and 2004. The Corporation has fulfilled those obligations through December 31, 2004 and received confirmation from FPI. The Corporation has received confirmation from the Department of Energy of the Philippine Government that the commitment to drill additional wells in the Libertad field can be deferred to 2006. The Corporation has entered into a transaction agreement with Sterling Energy Plc to transfer its Philippine Assets to a new company which in turn will raise money to meet ongoing commitments.

      We may still need to raise additional funds if the results of our exploration programs demonstrate that either further exploration or development of our properties is warranted. No assurance can be given such financing will be available to us when required or on commercially viable terms. See "RISK FACTORS."

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

      As described in note 7 to the Financial Statements, the Corporation has granted stock options to selected employees, directors and officers. For US GAAP purposes, Financial Accounting Standard ("FAS") 123, "Accounting for Stock-Based Compensation," requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost by the intrinsic value method set out in Accounting Principles Board (APB) Opinion 25. Under APB 25, as options are granted at exercise prices based on the market value of the Corporation's shares at the date of grant, there is no compensation expense relating to ABP Opinion 25 recorded. In December 2004 FAS 123 was amended to require that all employee stock options be recorded using the fair value method for all periods beginning after December 15, 2005. Early adoption of this method was encouraged and the Corporation adopted amended FAS 123 in fiscal 2004 utilizing the Modified Prospective Method.

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

Recent Canadian Accounting Related Pronouncements

Full-Cost Accounting Guideline

      The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 16, "Full Cost Accounting" for years beginning on or after January 1, 2004. the new guideline updates reserve definitions to include the standards of NI 51-101, sets criteria for accounting for disposals of properties and defines the method to be used to deplete and depreciate capitalized costs. The guidelines also sets standards for presentation and disclosure under full-cost accounting. Adoption of the guideline is not expected to have a material impact on the Financial Statements of our Company.

Stock Based Compensation

      In September 2003, the CICA amended Handbook section 3870, "Stock Based compensation and Other Stock Based Payments". The amendment requires that companies recognize an expense in the financial statements for the stock based payments based on the fair value method beginning January 1, 2004. In December 2004 FASB issued amended FAS 123 requiring that companies recognize an expense in the financial statements for stock based payments based on the fair value method of accounting beginning June 15, 2005 with early adoption being encouraged. The Company adopted amended FAS 123 for fiscal 2004 and used the Modified Prospective Method for recording the transition.

Asset Retirement Obligations

      In December 2002, the CICA issued Handbook Section 3110,"Asset Retirement Obligations". This standard requires recognition of a liability representing the fair value of the future requirement obligations associated with property, plant and equipment. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The standard is effective for all fiscal years beginning on or after January 1, 2004 and did not have an impact on the Financial Statements of our Company.

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

--------------------------------------------------------------------------------------------
Name                         Age      Position/Area of Experience/Function
--------------------------------------------------------------------------------------------
Larry W. Youell (1)          62       Director since June 1998, Chairman April 2003,
                                      CEO effective May 2005
Barry Stansfield (1)(2)(3)   54       Director since April 2003, Chairman effective May 2005
Riaz Sumar (3)               35       Director, CFO since May, 2005
Robert K. Lynch (1)(2)(3)    72       Director since May 2005
Dr. Walter Brown (2)(3)      65       Director since May 2005
--------------------------------------------------------------------------------------------

      (1)   Member of Audit Committee.

      (2)   Member of Compensation Committee

      (3)   Member of the Corporate Governance Committee

      The following persons were members of our Board of Directors as of December 31, 2002 and resigned as of the dates indicated:

      Mr. Stephen Jacobs resigned effective March 25, 2003.

      Mr. David Robinson resigned effective April 30, 2003 but was re-appointed a director and President and Chief Executive Officer on December 8th, 2003. He subsequently resigned on May 18th 2005 to join Forum Energy Plc as CEO.

      In addition, Mr. David Harrison resigned as our Corporate Secretary effective May 13, 2003 and Mr. Riaz Sumar was appointed as his replacement. Mr. Riaz Sumar resigned as Corporate Secretary and was replaced by Mr. David Thompson in August 2003.

Following the Extra-ordinary shareholders meeting of May 18th 2005, Messrs Robinson and Thompson resigned to join the Board and Executive of Forum Energy Plc and Mr. Larry Youell was appointed Chief Executive Officer and Mr. Riaz Sumar Chief Financial Officer. Two new board members joined to fill the vacancies being Mr Robert Lynch, aged 72 and Dr. Walter Brown, aged 65.

Information About our Directors and Officers

Mr. Larry Youell, President, Chief Executive Officer and Director

      Mr. Youell spent 21 years with Consumers Gas Company Limited and its subsidiaries ("Consumers"), in a variety of roles with increasing responsibility including Senior Vice President Operations, and Senior Vice President Business Support. He was also President of Rose Technology, and General Manager of Consumers' largest division. Prior to joining Consumers, Mr. Youell was a Management Consultant with an international base of clients. Mr. Youell was born and raised in Calgary, Alberta. He received his Honours degree in Business from the University of Western Ontario in 1963 and a Masters in Business Administration from that university in 1968. Mr. Youell has been active in charitable causes, including serving as Chair of the Arthritis Society in Ontario and lead roles in fund raising for United Way and Skylight Theatre. He is also Past Chair of the Ontario Natural Gas Association and International Approvals Services Inc. Mr. Youell is Mr. Robinson's uncle.

Mr. Barry Stansfield, Director & Chairman

      Barry Stansfield is an independent director with a broad business experience spanning over 30 years. He was co-owner and managing director of Stansfield Lake, a London based marketing company until the Company was acquired by Communicator Plc. He is also a partner in a private property investment company based in southern England.

Mr, Riaz Sumar, Director and Chief Financial Officer

      A resident of Calgary, Mr. Sumar has extensive financial experience with public companies. Mr. Sumar was previously Financial Controller of Forum Energy Corporation 1996 - 2003. Currently also CFO of TransAKT corp. and previously CFO of TSX listed North American Gem Inc. He received received the designation of Certified General Accountant in 1997.

Dr. Walter Brown, Director

      A resident of Manila, Philippines, Dr. Walter Brown has extensive experience with resource and public companies and is also currently Chairman and CEO of TSX listed Philex Gold Corporation.

Mr. Robert Lynch, Director

      A resident of New York, USA, Robert Lynch has over 40 years business experience. In addition to being a Director of the Corporation, Mr. Lynch also currently serves as President of American & Foreign Enterprises Inc. and President and Director of Lynch Farms Inc. Mr. Lynch has extensive experience with public companies and was previously Director of NASDAQ listed Hadron Inc. NYSE listed Dames & Moore and NASDAQ listed Data Broadcasting Corporation.

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

B. Compensation.

      We have committed to pay our directors the following consulting fees and directors fees on a monthly basis:

                  Larry Youell           US$5,000
                  Barry Stansfield       US$3,000
                  Riaz Sumar             US$5,000
                  Robert K. Lynch        US$1,000
                  Dr. Walter Brown       US$1,000

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

      The following tables detail the compensation paid during fiscal year ended December 31, 2004 and 2003 to our Directors and members of our administrative, supervisory or management bodies:

                     Director/Executive Officer Compensation

                       Fiscal Year ended December 31,2004

--------------------------------------------------------------------------------
                                              Option Exercise       Total
Directors/Officers            Salary          Net Market            Compensation
                                              Value(1)
--------------------------------------------------------------------------------
David R. Robinson            US$72,000           US$56,818            US$128,818
Larry W. Youell              US$24,000           US$22,495             US$46,495
David G. Wilson              US$12,000            US$8,820             US$20,820
David M.Thompson             US$72,000           US$17,045             US$89,045
Barry Stansfield             US$12,000           US$27,273             US$39,273
--------------------------------------------------------------------------------
Total US$                   US$192,000           US$132,451           US$324,451
--------------------------------------------------------------------------------

(1). "Option Exercise Net Market Value" is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

                       Fiscal Year ended December 31,2003

--------------------------------------------------------------------------------
                                     Option Exercise Net         Total
Directors/Officers    Salary/Fees    Market Value(1)             Compensation
--------------------------------------------------------------------------------
David R. Robinson       US$6,000        US$47,048                      US$53,048
David M. Thompson      US$51,000              Nil                      US$51,000
Larry W. Youell         C$93,803        US$28,372         C$93,803 and US$28,372
David G. Wilson         US$8,000         US$7,150                      US$15,150
Barry Stansfield       US$20,000              Nil                      US$20,000
David Harrison         US$24,000         US$5,893                      US$29,893
--------------------------------------------------------------------------------
Total US$              US$109,000                                     US$197,463
Total CDN$             CDN$93,803       US$88,463                     CDN$93,803
--------------------------------------------------------------------------------

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

                      Stock Options Granted and Outstanding

                      Stock Options Granted and Outstanding

-------------------------------------------------------------------------------------------------------
Name                         Number of     Exercise      Expiration Date       Issue/          Balance
                              Common        Price                            (Exercise)
                              Shares                                          (Expired)
                                                                             (subsequent
                                                                               to Y/E)
-------------------------------------------------------------------------------------------------------
     David Robinson            500,000     $  0.08       April 26, 2008        (85,227)         414,773
                             1,000,000     $  0.43       April 26, 2004            Nil        1,000,000
                                           $  0.31       April 26, 2008         68,182           68,182
-------------------------------------------------------------------------------------------------------
    Larry W. Youell          1,250,000     $  0.08       April 26, 2008       (213,068)       1,036,932
                                           $  0.31       April 26, 2008        170,455          170,455
                               220,000     $0.0723       January 31, 2010          Nil          220,000
-------------------------------------------------------------------------------------------------------
    Barry Stansfield         2,000,000     $  0.08       April 26, 2008       (340,910)       1,659,090
                                           $  0.31       April 26, 2008        272,726          272,726
                                80,000     $0.0723       January 31, 2010          Nil           80,000
-------------------------------------------------------------------------------------------------------
    David G. Wilson            500,000     $  0.08       April 26, 2008        (85,227)         414,773
                                           $  0.31       April 26, 2008         68,182           68,182
                                80,000     $0.0723       January 31, 2010          Nil           80,000
-------------------------------------------------------------------------------------------------------
     David Thompson          1,250,000     $  0.08       April 26, 2008       (213,068)       1,036,932
                                           $  0.31       April 26, 2008        170,455          170,455
-------------------------------------------------------------------------------------------------------
       Riaz Sumar              200,000     $  0.08       April 26, 2008            Nil          200,000
-------------------------------------------------------------------------------------------------------
    Total Officers,
 Directors, Consultants      7,639,790                                                        6,892,500
-------------------------------------------------------------------------------------------------------

C. Board Practices

      We have an audit committee, a compensation committee, and a corporate governance committee.

      Audit Committee. The audit committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the audit committee are Larry Youell, Barry Stansfield, and David Wilson. Following the AGM on June 22, 2005 Mr. Robert Lynch was appointed to the audit committee to fill the vacancy left by Mr. David Wilson and other members were automatically re-elected.

      Compensation Committee. The compensation committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the compensation committee are Larry Youell, Barry Stansfield, and David Wilson. Following the AGM on June 22, 2005 Mr. Robert Lynch was appointed to the audit committee to fill the vacancy left by Mr. David Wilson and other members were automatically re-elected. Mr Youell stepped down from the Compensation Committee as he is now CEO, and Dr. Walter Brown was appointe ot fill the vacancy.

      Corporate Governance Committee The corporate governance committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the corporate governance committee are Larry Youell, Riaz Sumar, and Barry Stansfield.

D. Employees

      As  of  December  31,  we  had  no  employees   located   outside  of  the
Philippines..

E. Share Ownership

The following table lists as of June 30, 2005, the share ownership of our directors and executive officers.

The following table sets forth certain information as of June 30, 2005 regarding the ownership of our common stock by (i) each beneficial owner more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, the address of each person identified below is c/o Forum Energy Corporation, Suite 1400, 700 - 2nd Street S.W. Calgary, Alberta T2P 4V5. We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated. Percentage of class in the following table is calculated individually based on the following formula: (Shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer). The total shares outstanding on June 30, 2005 was 174,650,053.

-----------------------------------------------------------------------------------------
(i) Name of Registered Shareholder owning 5% or                 Number of        Percent
more of the outstanding shares:                                   Shares         of Class
-----------------------------------------------------------------------------------------
Westmark Limited                                                 32,303,850        17.59%
----------------------------------------------------------------------------------------
Langley Park Investment Trust Plc                                27,000,000        15.46%
----------------------------------------------------------------------------------------
William T. Mullins                                               12,000,000         6.87%
----------------------------------------------------------------------------------------
Autogas Inc                                                      11,500,000         6.59%
----------------------------------------------------------------------------------------
GCTS Inc                                                         10,400,000         5.96%
----------------------------------------------------------------------------------------

(ii) Name of Director and/or Officer and number of
shares held:
----------------------------------------------------------------------------------------
David R. Robinson/DRR Capital                                20,000/305,000        --/--
----------------------------------------------------------------------------------------
Larry W. Youell/Cindy Youell                                  50,060/85,273        --/--
----------------------------------------------------------------------------------------
David Thompson/AMS Limited                                   10,000/352,614        --/--
----------------------------------------------------------------------------------------
Barry Stansfield                                                     68,182           --
----------------------------------------------------------------------------------------
David Wilson/Merckwood                                               35,245           --
----------------------------------------------------------------------------------------
(iii) Number of shares held by all Directors and Officers
as a group:                                                         926,374           --
----------------------------------------------------------------------------------------

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

                     Warrants Held by Directors and Officers

------------------------------------------------------------------------------------------
Name                                   Number of share     Exercise Price       Expiration
                                      Purchase Warrants                            Date
------------------------------------------------------------------------------------------
Larry Youell                                100,000            US$0.25           09/02/05
------------------------------------------------------------------------------------------
David G. Wilson                              74,000            US$0.25           09/02/05
------------------------------------------------------------------------------------------
David R. Robinson (1)                       340,000            US$0.25           09/02/05
------------------------------------------------------------------------------------------
Total Officers/Directors/Employees          514,000            US$0.25           09/02/05
------------------------------------------------------------------------------------------

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

      On June 28, 2005, the shareholders' list showed 926 registered shareholders and 174,650,053 shares outstanding. The number of shares held by U.S. residents was 21,343,358 , representing 12% of the total issued and outstanding shares

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

      We are a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. We are not controlled directly or indirectly by another corporation or any foreign government. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of the Company's voting securities as of June 28, 2005:

--------------------------------------------------------------------------------
               Name                 Number of Shares Owned   Percentage of Class
--------------------------------------------------------------------------------
Westmark Limited                          32,303,850               17.59%
--------------------------------------------------------------------------------
Langley Park Investment Trust Plc         27,000,000               15.46%
--------------------------------------------------------------------------------
William T. Mullins                        12,000,000                6.87%
--------------------------------------------------------------------------------
Autogas Inc                               11,500,000                6.59%
--------------------------------------------------------------------------------
GCTS Inc                                  10,400,000                5.96%
--------------------------------------------------------------------------------

      There are no arrangements, known to the Company, the effect of which may at a subsequent date result in a change of control in the Company other than as noted in item 5 Operating and Financial. Overview and Prospects.

      As at June 28, 2005 management is not aware of any person holding a greater than 5% registered interest in any class of the Registrant's voting securities other than as set forth above. The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

      On June 28, 2005, the shareholders' list showed 926 registered shareholders and 174,650,053 shares outstanding. The number of shares held by U.S. residents was 21,343,358 , representing 12% of the total issued and outstanding shares.

B. Related Party Transactions

      During the year ended December 31, 2004 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaled $329,661 (2003 - $261,117; 2002 - $190,578). Included in accounts payable and accrued liabilities at December 31, 2004 is $ 471,609 (December 31, 2003 - $69,673) owed to directors, officers and/or companies controlled by them.

      At December 31, 2004 we owed short-term loans totaling $317,922 to companies controlled by our directors and officers. These short loans were non-interest bearing, unsecured and with no specific repayment terms.

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

      (ii) On May 6, 2004 we announced that we had entered into an agreement with Energy Services Group (ESG) Dubai, for the ongoing management and oversight of the Corporation's exploration and development efforts. ESG has prepared the 2004 Work Programme and Budget for the Corporation's operating subsidiary, FEI. The budget is for a total of US$4.36 million and includes the further exploration and development of the Corporation's Cebu Island contract (SC40) as well as Manila Bay (SC43) and specifically includes the development of the newly discovered Maya Field and the Libertad Gas Field. The majority of the 2004 Work Programme and Budget will be covered through the US$20 million financing that is being arranged through AIAK Swiss in Kuala Lumpur. If such financing is not completed, the Work Programme will be delayed until comparable financing can be obtained.

(iii) On July 21, 2004 the Corporation entered into a Stock Purchase Agreement with Langley Park Investments LLC ("Langley") in which the Company could issue and sell 27,000,000 shares of Common Stock of the Company in exchange for the purchase of Langley stock based on the total purchase price divided by the conversion rate of the British Pound Sterling determined on July 31, 2004 (the "Langley transaction"). These shares are restricted shares with a 2 year hold from trading. Under the agreement the exchange rate on that day was $1.8060 to (pound)1 resulting in the issue of 3,018,172 shares of Langley. The shares are subject to a price protection in favour of Langley. Following the listing of Langley on the London stock Exchange, 50% of these shares were released to the Company for immediate use and the balance held for the two year period. The shares are held at a UK brokerage Company in Escrow and have been valued at the lower of market or cost.

In connection with the Langley transaction the company paid a third party commission in Langley shares equivalent to 10% of the shares issued. 50% of the commission has been paid and the balance will be payable when the second 50% of Langley shares become available for trading.

During 2004 the Corporation sold 201,000 of the shares for proceeds of $95,670 resulting in a loss on sale of $45,565.

At December 31, 2004 an impairment loss was recognized to reflect the decrease in value of the shares during the period in the amount of $950,568.

(iv) In October 2004 Pacific Geothermal Energy Inc ("Pacgeo"), a Delaware Corporation signed a debenture purchase agreement with HEM Mutual Assurance LLC ("HEM") and Highgate House LLC to permit Pacgeo to purchase 5-year 1.5% convertible notes totalling US$1,000,000. This convertible debt was sold in six different notes of which $441,000 was issued under First Debenture A by HEM, First Debenture B for $49,000 by Highgate House, Second debenture for $9,000 and $1,000 by HEM and Highgate respectively. First debenture A and B are convertible at the lesser of $0.20 and 125% of the average of the closing bid price per share of Pacgeo stock during 5 trading days immediately preceding the conversion, or 100% of the average of the three lowest closing bid prices during the 40 trading day immediately prior to conversion date (in whole or part). The second debenture has a fixed conversion price of $0.01 per share. First debenture C for $450,000 and First debenture D for $50,000 in favour of Highgate (which has not been drawn down as the trading price for the shares needed to be above 10 cents for a continuous 30 trading days). In order to facilitate the conversion process Pacgeo lodged 10,000,000 shares with the Escrow agent for HEM from treasury against future conversion.

The Corporation incorporated a Delaware, USA subsidiary company in September 2004 called Forum Acquisition Corp. Under an Agreement and plan of Merger Pacgeo and Forum Acquisition Corp, merged and the surviving entity was Pacgeo which now became a subsidiary of the Corporation. In turn the Corporation assumed the Convertible debentures noted above against the assets of Pacgeo, being the balance of the bank account and in turn issued 10,000,000 shares of the Company in favour of HEM and Highgate House LLC to replace the shares issued by Pacgeo. The 10,000,000 shares issued by Pacgeo were then returned for cancellation.

On October 22nd 2004 GEM partially converted the Second debenture and received 900,000 shares for their $9,000 conversion. The conversion price on the second debenture was set at $0.01 per share. The remaining debentures are convertible at the formula stated above. The Corporation has not purchased the First debenture B at this time. The Corporation may repurchase any unconverted debentures at any time giving 30 days notice under the agreement and paying an early retirement penalty amount to the face amount of the Convertible note plus 35% of the face amount as a penalty. Should the Corporation enter into a financing of over US$5,000,000 the notes will become due and payable at a penalty of the face amount of the notes plus 50% of the face amount.

(v) In January 2005, the Company entered into discussions with SEY regarding a possible Joint Venture whereby Sterling would sell the Reed Bank Asset (GSEC101) to Forum Energy Plc ("FEP", a new company registered in the UK) and FEC would sell its Philippine asset to FEP. In addition it was proposed that FEP should be admitted to AIM in the United Kingdom which has shown support for other junior international energy companies who have successfully raised funds there. FEP has engaged a Nominated Adviser and Broker, Noble & Company, to take the Company to AIM and is currently engaged in preparing the necessary documentation for this listing.

In March, 2005 FEC appointed PGS to evaluate the Oil and Gas reserves of the Forum Exploration Assets as well as GSEC 101. In addition FEC appointed CSA Group Limited to valuate the coal reserves of the coal properties which were awarded to FEI in February 2005. The result of these reports will not only give FEC a base valuation of its properties but also will form part of the Initial Public Offering document for Newco when it seeks admission to AIM in the UK.

The Transactions resulted in FEC receiving 71.4% of the shares initially issued in FEP in exchange for its 66.67% investment in Forum Exploration Inc (FEC's equity position will be diluted , as will the 28.6% equity position of SEY, upon completion of the FEP Pre-IPO and IPO placings). The executive management of FEC will move to the executive management of FEP and FEP will assume the name of Forum Energy Plc. FEC will continue its evaluation of the redomicile of FEC from Canada to another jurisdiction. Finally FEC will be renamed FEC Resources PLC and continue to source and develop natural resources investments.

The EGM was held on May 18th 2005 and all these motions were passed by a majority of shareholders

ITEM 9. THE LISTING

A. Listing Details and Markets

      Our common shares originally traded on the Vancouver Stock Exchange ("VSE") in British Columbia, Canada under the symbol "TPC". Trading on the VSE commenced on May 25, 1983. We voluntarily de-listed from the VSE on August 6, 1999. Our common shares are traded on the NASDAQ SMALL CAP BOARD under the symbol "TCXXF". Trading commenced on NASDAQ on October 30, 1989. Our shares were de-listed from the NASDAQ SMALL CAP Board on September 22, 1999. Our shares now trade on the OTC - Bulletin Board under the symbol "FRUEF".

      The table below lists the high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each year within the five most recent fiscal years.

 NASDAQ Small Cap/OTC Bulletin Board Stock Annual Price History - Common Shares
                                  (US Dollars)

                 ---------------------------------------
                 Year Ended          High           Low
                 ---------------------------------------
                  12/31/04         $ 0.62         $ 0.07
                  12/31/03         $ 0.66         $ 0.08
                  12/31/02         $ 0.61         $ 0.08
                  12/31/01         $2.063         $ 0.09
                  12/31/00         $ 3.00         $ 0.38
                 ---------------------------------------

      The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years.

            OTC Bulletin Board Stock Trading Activity - Common Shares
                                  (US Dollars)

           ------------------------------------------------------
           Quarter Ended       Volume           High         Low
           ------------------------------------------------------
              12/31/04        3,483,400         0.26         0.07
              9/30/04         1,417,800         0.34         0.14
              6/30/04         3,504,820         0.45         0.21
              3/31/04         1,496,148         0.62         0.37
           ------------------------------------------------------
              12/31/03        2,672,310        $0.62       $ 0.18
              09/30/03        1,548,700        $0.30       $ 0.15
              06/30/03        2,082,200        $0.66       $ 0.08
              03/31/03        1,171,400        $0.21       $0.085
           ------------------------------------------------------

      The table below highlights for the most recent six months the high and low market prices for each month of our common shares on the OTC Bulletin Board.

         OTC Bulletin Board Stock Monthly Price History - Common Shares
                                  (US Dollars)

           ------------------------------------------------------
           Month Ended        High          Low          Volume
           ------------------------------------------------------
            06/30/05          0.09          0.05        1,676,900
            05/31/05         0.095         0.065          798,200
            04/30/05          0.10          0.05        4,749,600
            03/31/05          0.15         0.048        5,247,500
            02/28/05          0.17          0.10        1,459,500
            01/31/05          0.11         0.055        3,005,100
           ------------------------------------------------------

      Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for the common shares.

      On June 28th 2005, the shareholders' list showed 926 registered shareholders and 174,650,053 shares outstanding. The number of shares held by U.S. residents was 21,343,358 representing 12% of the issued and outstanding shares. Our shares are not registered to trade in the US in the form of American Depository Receipts (ADR's) or similar certificates.

ITEM 10. ADDITIONAL INFORMATION.

A. Memorandum and Articles of Association

      Reference is hereby made to our Certificate of Continuance, and to our Bylaws, each of which is incorporated herein by reference to, respectively, exhibit 3.1 and 3.2 to our Registration Statement on Form F-1, file number 33-81290.

B. Material Contracts.

      See "Item 4. Information About the Company."

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Currency Exchange Rate Sensitivity

      The results of our operations are subject to currency translational risk and currency transaction risk. Regarding currency translational risk, the operating results and financial position of our subsidiaries are reported in local currencies and then translated into Canadian dollars at the applicable exchange rate for preparation of our consolidated financial statements. The fluctuation of the US dollar and Peso in relation to Canadian dollar will therefore have an impact upon profitability of our operations and may also affect the value of our assets and the amount of shareholders' equity.

      In regards to transaction risk, our functional currency is the Canadian dollar and our activities are predominantly executed using both the US and Canadian dollar. We have done a limited number of financings and we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC-BB and are bought and sold in US dollars. We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

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

      Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c)) as of a date (the "Evaluation Date") within 90 days before filing date of this report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

      There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors and reviewing the reserve evaluations prepared by our independent reserves evaluation engineering consultants. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual financial statements prior to their approval by the full Board. Members of the Audit Committee are Larry Youell, , Barry Stansfield, and David Wilson.

      Our Board of Directors has determined that it has at least one financial expert serving on its Audit Committee. This individual is Mr. Larry Youell who has served as one of our Directors since March 1, 2003.

ITEM 16 B: CODE OF ETHICS.

      We have adopted a formal "code of ethics" applicable to our principal executive officer, financial officer, accounting officer or controller or persons performing similar functions. We believe that the code of ethics is reasonably designed to deter wrongdoing and to promote:

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

      To better fulfill and implement the Board's corporate governance policies, a Corporate Governance Committee has been established. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the Corporate Governance Committee are Larry Youell, Barry Stansfield, and David Wilson.

ITEM 16 C. ACCOUNTANTS FEES AND SERVICES

      The company's external auditors, KPMG LLP, charged total fees of Can$90,635 all of which related to the audit of the annual financial statements for the year ended December 31, 2004 Our Auditors have informed us that they do not wish to stand for re-election following the AGM. This is primarily due to the change in business of the Company and Management following the EGM on May 18th 2005. The Shareholders have approved the Board to seek other auditing firms to assume this role.

ITEM 16 D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

      Not Applicable.

ITEM 16 E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

      Not Applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

      The auditors' report, financial statements and notes thereto, schedules thereto, as required under Item 17 are found immediately below.

      Financial Statements:
         Report of Auditors, dated May 18, 2005
         Consolidated Balance Sheets at December 31, 2004 and December 31, 2003 Consolidated Statements of Loss and Deficit for the Years ended December 31, 2004, December 31, 2003, and December 31, 2002 Consolidated Statements of Cash Flows for the Years ended December 31, 2004, December 31, 2003, and December 31, 2002
         Notes to the Consolidated Financial Statements

                      Consolidated Financial Statements of

              FEC RESOURCES INC (FORMERLY FORUM ENERGY CORPORATION)

         As at and for the years ended December 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Directors of FEC Resources Inc. (formerly Forum Energy Corporation)

We have audited the accompanying consolidated balance sheets of FEC Resources Inc. (formerly Forum Energy Corporation) as of December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FEC Resources Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 15 to the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2002 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 27, 2003.

(Signed) "KPMG LLP"

Chartered Accountants
Calgary, Canada
May 18, 2005, except as to note 14 which is as of July 14, 2005

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA - U.S REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated May 18, 2005, except as to note 14 which is as of July 14, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 3 to the consolidated financial statements as at December 31, 2004 and for the year then ended. Our report to the shareholders dated May 18, 2005 except as to note 14 which is as of July 14, 2005 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) "KPMG LLP

Chartered Accountants
Calgary, Canada
May 18, 2005, except as to note 14 which is as of July 14, 2005

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                           CONSOLIDATED BALANCE SHEETS

Canadian Funds

As at December 31
----------------------------------------------------------------------------------------------
                                                                      2004             2003
----------------------------------------------------------------------------------------------
ASSETS

Current assets
   Cash                                                          $     25,076     $     27,077
   Accounts receivable                                                 76,697           76,220
   Prepaid expenses                                                     4,986           22,927
   Investments [note 9]                                               397,471               --
                                                                 -----------------------------
                                                                      504,230          126,224
                                                                 -----------------------------

   Property, plant and equipment [note 5]                           6,248,346        8,982,789
   Investments [note 9]                                               518,346               --
                                                                 -----------------------------
                                                                 $  7,270,922     $  9,109,013
                                                                 =============================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities
   Accounts payable and accrued liabilities [note 8a]            $  1,184,623     $    409,538
   Short-term loans [note 8b]                                         317,922               --
                                                                 -----------------------------
                                                                    1,502,545          409,538
                                                                 -----------------------------

   Long-term debt  [note 6]                                         7,456,570        6,881,989
   Convertible debentures payable, net [note 10]                      464,614

   Non-controlling interest                                                --            8,533

                                                                 -----------------------------
                                                                    9,423,729        7,300,060
                                                                 -----------------------------

Shareholders' Equity  (Deficiency)
   Share capital [note 7 b and c]                                  10,693,033        7,239,109
   Contributed surplus (note 7f)                                    1,246,885          526,167
   Equity portion of convertible debentures payable [note 7b]         188,751               --
   Deficit                                                        (14,281,476)      (5,956,323)
                                                                 -----------------------------
                                                                   (2,152,807)       1,808,953
                                                                 -----------------------------
                                                                 $  7,270,922     $  9,109,013
                                                                 =============================
Future operations [note 1]
Commitments and contingencies [note 11]
Subsequent events [note 14]

See Accompanying Notes to the Consolidated Financial Statements

ON BEHALF OF THE BOARD:

      "David Robinson"                                    "David Thompson"
----------------------------                        ----------------------------
          Director                                            Director

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Canadian Funds

Years ended December 31
------------------------------------------------------------------------------------------------------
                                                               2004            2003            2002
------------------------------------------------------------------------------------------------------
EXPENSES
   General and administration [note 8(a)]                  $ 3,069,950     $ 1,098,703     $   784,949
   Depreciation                                                268,185         173,658          22,065
   Accretion on long-term debt [note 6]                        328,029         153,679              --
   Foreign exchange gain                                       (65,632)        (39,620)         (2,114)
   Interest expense                                             13,115          11,177         (13,953)
                                                           -------------------------------------------
                                                             3,613,647       1,397,597         790,947

OTHER EXPENSES
   Loss on sale of investment (note 9)                          45,565              --          42,000
   Loss on write down of investment (note 9)                   950,568              --         215,362
   Impairment of property, plant and equipment (note 5)      2,617,821              --           9,967

LOSS BEFORE NON-CONTROLLING INTEREST                         7,227,601       1,397,597       1,058,276

Non-controlling interest                                        (8,533)        (41,467)             --

                                                           -------------------------------------------
NET LOSS FOR THE YEAR                                        7,219,068       1,356,130       1,058,276

Deficit, beginning of the year, as previously reported       5,956,323       4,600,193       3,541,917
Change in accounting policy (note 3)                         1,106,085              --              --
                                                           -------------------------------------------
Deficit, beginning of years, restated                        7,062,408       4,600,193       3,541,917
                                                           ===========================================
Deficit, end of the year                                   $14,281,476     $ 5,956,323     $ 4,600,193
                                                           ===========================================
Net loss per common share
   - Basic and diluted [note 7]                            $      0.05     $      0.01     $      0.10
                                                           ===========================================

See Accompanying Notes to the Consolidated Financial Statements

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Canadian Funds
Years ended December 31
---------------------------------------------------------------------------------------------------------
                                                                  2004            2003            2002
---------------------------------------------------------------------------------------------------------
Cash provided by (used in)
OPERATING ACTIVITIES
Net loss for the year                                         $(7,219,068)    $(1,356,130)    $(1,058,276)

Non-cash items included in loss
   Depreciation                                                   268,185         173,658         189,055
   Non-controlling interest                                        (8,533)        (41,467)             --
   Accretion on long-term debt                                    328,029         153,679              --
   Stock-based compensation                                       458,221         526,167          52,995
   Unrealized foreign exchange gain                               (21,810)        (37,112)             --
   Extension of warrants                                          428,807              --              --
   Shares issued for services                                     102,258              --              --
   Loss on sale of investments                                     45,565              --          51,967
   Impairment of property, plant and equipment                  2,617,821              --              --
   Allocation of equity portion of debt to interest                 8,016              --              --
   Loss on write-down of investment                               950,568              --          48,372
                                                              -------------------------------------------
                                                               (2,041,941)       (581,205)       (715,887)
Changes in working capital related to operating activities
   Accounts receivable                                               (477)         11,552          20,150
   Prepaid expenses                                                17,941         (19,935)           (519)
   Accounts payable and accrued liabilities                       775,085         107,183         (61,364)
                                                              -------------------------------------------
                                                               (1,249,392)       (482,405)       (757,620)
                                                              -------------------------------------------
INVESTING ACTIVITIES
   Additions to properties, plant and equipment, net             (151,563)     (2,103,347)         (1,638)
   Net cash paid on business combination [note 4]                      --         (94,559)
   Investments                                                         --              --        (154,064)
   Proceeds on sale of investments [note 9]                        95,670          27,776         643,326
                                                              -------------------------------------------
                                                                  (55,893)     (2,170,130)        487,624
                                                              -------------------------------------------
FINANCING ACTIVITIES
   Short-term loans                                               317,922         (83,652)         83,652
   Debentures payable                                             657,008              --          20,979
   Issuance of share capital, net of costs [note 7]                81,802       2,738,888         180,370
   Long term debt                                                 246,552              --              --
                                                              -------------------------------------------
                                                                1,303,284       2,655,236         285,001
                                                              -------------------------------------------
Net increase (decrease) in cash                                    (2,001)          2,701          15,005
Cash - beginning of the year                                       27,077          24,376           9,371
                                                              -------------------------------------------
Cash - end of the year                                        $    25,076     $    27,077     $    24,376
                                                              ===========================================
Interest paid                                                 $        --     $       899     $        --
                                                              ===========================================
Taxes paid                                                    $        --     $        --     $        --
                                                              ===========================================

See Accompanying Notes to the Consolidated Financial Statements

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

1.    FUTURE OPERATIONS

      Forum Energy Corporation (the "Corporation") is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy related opportunities. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation's control.

      These consolidated financial statements have been prepared by management on the basis of accounting principles applicable to a going concern. Management believes the going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. The Corporation has experienced significant operating losses and cash outflows from operations in the years ended December 31, 2004 and 2003, has a $998,315 working capital deficiency at December 31, 2004 and has no producing properties. The Corporation's ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

      If the going concern assumption were not appropriate for these consolidated financial statements adjustments might be necessary to the carrying values of assets and liabilities and the balance sheet classifications used.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates relate to determining the recoverability of the Corporation's property, plant and equipment. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

      (a) Basis of preparation

      These financial statements include the accounts of the Corporation and its subsidiaries, Tracer Petroleum International ("TPI"); TEPCO Ltd. ("TEPCO"), Pacific Geothermal Energy, Inc. ("PAC GEO") and Forum Exploration Inc. ("FEI") all of which are wholly owned with the exception of FEI of which 66?% is owned.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (b) Property, plant and equipment

      The Corporation follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and development of oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

      The costs (including exploratory dry holes) in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future. To the extent there are costs, which are not likely to be recovered in the future, they are written-off.

      The costs in cost centres from which there will be production will be depleted and depreciated on the unit of production method based on the estimated proved reserves. Oil and natural gas reserves and production will be converted into equivalent units based upon their estimated relative energy content. Costs of acquiring and evaluating significant unproved properties are excluded from the depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment in value has occurred.

      Petroleum and natural gas assets are evaluated at least annually to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying value of the lower of cost and market of unproved properties exceed the carrying value of the petroleum and natural gas assets. If the carrying value of the petroleum and natural gas assets is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using the future product prices and costs and are discounted using the risk-free rate.

      Proceeds from the sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized unless such a sale would alter the depletion rate by more than 20%.

      Substantially all of the Corporation's exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Corporation's proportionate interest in such activities.

      The Corporation's drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

      The Corporation depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year's amortization of these assets in the year of acquisition.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (c) Asset retirement obligation

      Effective January 1, 2004 the Corporation retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") new standard for accounting for asset retirement obligations (ARO). This standard requires that the fair value of the statutory, contractual or legal obligations associated with the retirement and reclamation of tangible long-lived assets be recorded when the related assets are put into use, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion, and amortization of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset. The ARO liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

      As at December 31, 2004, 2003, and 2002 the Corporation had no asset retirement obligations.

      (d) Foreign currency translation

      The  accounts  of  the  Corporation's   integrated  subsidiary  have  been
      translated into Canadian dollars on the following basis:

      Monetary assets and liabilities at the exchange rate at year-end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to income in the year incurred.

      (e) Stock option plan

      The Corporation has a stock-based  compensation  plan as described in note
      7. Effective January 1, 2004, the Corporation has adopted the new accounting standard for stock based compensation, which requires the use of the fair value method for valuing stock option grants subsequent to January 1, 2002. Under this method, compensation cost attributable to all share options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

      (f) Income taxes

      The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the enacted substantively tax rates and laws expected to be in effect when these differences are expected to reverse.

      Future income tax assets are recognized to the extent that realization of such assets is more likely than not.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

      (g) Investments

      Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

      (h) Loss per share

      Basic loss per share is computed using the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. For years ended December 31, 2004, 2003, and 2002 the inclusion of the Corporation's stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore they are excluded from the computation.

3.    CHANGES IN ACCOUNTING POLICIES:

      (a) Stock based compensation

      Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the intrinsic value of accounting to employees stock options for stock options granted subsequent to January 1, 2002.

      The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the awards vesting period. In accordance with one of the transitional provisions permitted, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Corporation has not restated prior year's reported amounts and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $1,106,085 and contributed surplus by the same amount.

4.    BUSINESS COMBINATION

      On March 11, 2003, the Corporation entered into an agreement to acquire a right to purchase 66?% of the issued and outstanding shares of FEI, a Philippine Corporation that has rights to develop two properties located in the Philippines. The Corporation completed this transaction on July 18, 2003 and co-terminously the Corporation exercised its right to acquire 66?% of FEI. The consideration rendered was the issuance of 100,000,000 common shares of the Corporation at an adjusted price of $0.001 per share. The adjusted price per share was determined by management based upon the vendors' cost of the right to purchase, which approximated $100,000, as management believes there was not a sufficiently active and liquid market for the Corporation's shares to support their use. In addition, the Corporation undertook to procure funding in the form of an on-demand bridge loan to fund the working capital needs of FEI from November 1, 2002 until the completion of the acquisition, which amounted to approximately US$500,000. The Corporation also agreed to fund FEI's required property work commitments and overhead for 2003 and 2004 [see Note 11].

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

4.    BUSINESS COMBINATION - continued

      The acquisition has been accounted for using the purchase method whereby the assets and liabilities were recorded at their fair market values as at the effective date and the operating results have been included in these consolidated financial statements from the date of acquisition as tabled below:

        Net Assets Acquired:
      Current assets (including cash $20,203)                 $    102,938
      Property, plant and equipment                              7,042,487
      Current liabilities                                         (107,708)
      Long-term debt                                            (6,772,955)
      Non-controlling interest                                     (50,000)
                                                              ------------
                                                              $    214,762
                                                              ============
        Consideration Rendered:
      Issuance of 100,000,000 common shares                   $    100,000
      Transaction costs                                            114,762
                                                              ------------
                                                              $    214,762
                                                              ============

5.    PROPERTY, PLANT AND EQUIPMENT

                                                             Accumulated
                                                             Depreciation    Net book
December 31, 2004                                  Cost     and impairment    value
                                                --------------------------------------
Philippine Based Assets:
Oil and gas exploration and other costs:
      Drilling equipment                        $  930,756    $  353,702    $  930,756
      Well logging equipment and other costs       120,908        42,951        77,957
      Deferred exploration costs                 8,179,961     2,617,821     5,562,140
                                                --------------------------------------
                                                 9,231,625     3,014,474     6,217,151

Office furniture and fixtures                      121,378        93,294        28,084
Transportation equipment                             5,532         2,421         3,111

                                                --------------------------------------
                                                $9,358,535    $3,110,189    $6,248,346
                                                ======================================

December 31, 2003
Philippine Based Assets:
Oil and gas exploration and other costs:
      Drilling equipment                        $  919,309    $  119,684    $  799,625
      Well logging equipment and other costs       122,908        36,873        86,035
      Deferred exploration costs                 8,065,449            --     8,065,449
                                                --------------------------------------
                                                 9,107,666       156,557     8,951,109

Office furniture and fixtures                      108,435        81,508        26,927
Transportation equipment                             5,532           779         4,753

                                                --------------------------------------
                                                $9,221,633    $  238,844    $8,982,789
                                                ======================================
December 31, 2002
                                                --------------------------------------
Office furniture and fixtures                   $   75,799    $   65,186    $   10,613
                                                ======================================

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

5.    PROPERTY, PLANT AND EQUIPMENT - continued

      Deferred exploration costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest.

      During the year ended December 31, 2004, the Corporation recognized the expiration of the GSEC101 license and the resulting impairment of $2,617,821 of capitalized costs attributed to that license.

      No overhead costs were capitalized during the year ended December 31, 2004 (2003-$436,000).

6.    LONG-TERM DEBT

      Long-term debt is non-interest bearing, non-recourse, unsecured and relates to previous funding of the deferred exploration costs by its former parent company (Forum Pacific Inc.). The recovery of these advances is deferred until the Corporation commences to earn revenue out of production from its exploration of the SC40 Cebu and Manila Bay properties, and then repayment shall be at a rate of 50% of the income generated by FEI until fully repaid. The debt has been discounted to a fair market value using a discount rate of 10% and the face amount of the debt is P370,830,182 (CAN$9,148,206). The debt is subject to accretion and an amount of $328,000 has been recognized for the year ended December 31, 2004 (2003 - $153,679).

7.    SHARE CAPITAL

      (a) Authorized

      Unlimited number of Common shares without par value; and Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

      (b) Issued Common Shares

                                                                         Number           Amount
                                                                      ----------------------------
Balance December 31, 2001                                                9,529,749     $ 3,714,691
   Issued pursuant to exercise of stock options                            981,590         180,370
   Options issued for services                                                  --          52,995
                                                                      ----------------------------
Balance December 31, 2002                                               10,511,339       3,948,056
   Acquisition of rights to acquire 66 ?% interest of FEI [note 4]     100,000,000         100,000
   Issued for cash pursuant to private placement [note (i)]             21,538,295       2,792,758
   Issued pursuant to exercise of stock options                            697,831         103,201
   Conversion of ROC Oil Loan [note ii]                                  3,073,572         398,511
   Cost of offering and other financing                                         --        (571,319)
                                                                      ----------------------------
Balance December 31, 2003                                              135,821,037     $ 6,771,207
   Issued pursuant to exercise of stock options                          1,491,040       1,482,615
   Issued for services                                                     371,569         102,258
   Issued for exchange of shares [note iii ]                            27,000,000       2,112,720
   Issued for conversion of debenture                                      900,000          11,229
   Issued to escrow for debenture financing [note iv]                    9,100,000              --
   Return to treasury                                                     (100,000)        (13,218)
   Cost of offering and other financing                                         --        (245,323)
   Allocation of equity portion of debenture for conversion (v)                 --           3,643
                                                                      ----------------------------
Balance December 31, 2004                                              174,583,646     $10,225,131
                                                                      ============================

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

7.    SHARE CAPITAL - continued

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

      (iii) On July 21, 2004 the Corporation entered into a stock purchase agreement with Langley Park Investments Plc (see Note 9)

      (iv) Shares issued in Escrow to be held against possible conversion into equity on a Convertible Debenture issued in favour of HEM Mutual Assurance LLC and Highgate House LLC (see note 10).

      (v) The amount allocated to the convertible debenture (see note 10) of $644,419 has been segregated into debt and equity components based on their respective fair values. The equity component represents the holder conversion right. It will continue to be disclosed separately in shareholders' equity until the loan is either converted or repaid at which time it will be transferred to share capital. The amount allocated to equity on issuance was $192,394 and on December 31, 2004 the amount was reduced to $188,751 as a result of a credit to share capital in the amount of $3,643 reflecting a conversion of a portion of the debenture.

      The difference between the recorded value of the debt component and the face value of the debenture is amortized to income over the term of the debenture. During the year ended December 31, 2004 $3,207 was amortized.

      (c) Warrants

                                                          Number         Amount
                                                        ------------------------
          Balance, December 31, 2001                     3,299,994     $  47,900
          Issued                                            18,978         5,754
                                                        ------------------------
          Balance, December 31, 2002 [note (i)]          3,318,972        53,654
          Expired                                         (779,972)           --
          Issued [note c (i) and (ii)]                   5,700,000       414,248
                                                        ------------------------
          Balance, December 31, 2003 and 2004            8,239,000       467,902
                                                        ========================

      (i) Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on March 2, 2004 were further extended to expire on September 2, 2004.

      (ii) In connection with the offering mentioned in note 7 (a)(i) above, the Corporation issued 5,700,000 purchase warrants which were recognized as an expense of the offering totaling $414,248. The warrants have an exercise price of US$0.08 per share and expire April 26, 2008.

      (iii) Warrants previously issued totaling 2,539,000 at an exercise price between $0.25 and $0.90 due to expire on September 2, 2004 were further extended to expire on September 2, 2005. The fair value of the extension of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

7.    SHARE CAPITAL - continued

          Dividend yield (%)                            0.0
          Expected stock price volatility (%)           208
          Risk free interest rate (%)                   2.5
          Expected life of options (years)               2

      (d) Options

      The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation's stock on the date of the grant and an option's maximum term is five years. The options vest immediately. At December 31, 2004 there were 7,667,500 stock options outstanding to purchase common shares at US$0.08 - US$0.43 per share. These options expire on various dates to December 9, 2009.

                                                        Number of Options     Weighted Average
                                                           Exercisable      Exercise Price/Share
                                                        ----------------------------------------
      Outstanding and exercisable December 31, 2001          1,732,121              $0.16
        Granted                                              1,482,290              $0.26
        Exercised                                             (981,590)             $0.18
        Cancelled/Expired                                     (325,700)             $1.28
                                                           ------------------------------
      Outstanding and exercisable December 31, 2002          1,907,121              $0.22
        Granted                                              6,900,000              $0.18
        Exercised                                             (697,831)             $0.11
        Cancelled/Expired                                     (469,500)             $0.18
                                                           ------------------------------
      Outstanding and exercisable December 31, 2003          7,639,790              $0.18
        Granted                                              1,750,000              $0.19
        Exercised                                           (1,491,040)             $0.11
        Cancelled/Expired                                     (231,250)             $0.24
                                                           ------------------------------
      Outstanding and exercisable December 31, 2004          7,667,500              $0.18
                                                           ==============================

      The following table summarizes stock options outstanding and exercisable at December 31, 2004:

                                                      Weighted Average Remaining
      Exercise Price           Number of Options            Life (in years)
      --------------------------------------------------------------------------

          $0.08                    4,862,500                         3
          $0.10                    1,000,000                         5
          $0.11                        5,000                         0
          $0.15                       50,000                         0
          $0.31                      750,000                         3
          $0.43                    1,000,000                         3
                                 -------------------------------------
                                   7,667,500                         3
                                 =====================================

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

7.    SHARE CAPITAL (Continued)

      (d) Options (continued)

      All  incentive   stock  options   granted  in  2004  were   recognized  as
      compensation expense based on the estimated fair values of the options on the grant date.

      The fair value of all options and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

                                                       2004       2003      2002
                                                       -------------------------

      Dividend yield (%)                                0.0        0.0       0.0
      Expected stock price volatility (%)               208        185       186
      Risk free interest rate (%)                       2.5        4.9       4.9
      Expected life of options (years)                    2          1         2
                                                       -------------------------

      At December 31, 2004, 15,906,500 shares of common stock were reserved including 7,667,500 shares reserved for issuance under stock option agreements and 8,239,000 reserved for issuance in conjunction with outstanding warrants.

      Subsequent  to  December  31,  2004,  no  options  were  exercised  and no
      additional   options  were  issued.   A  further  50,000  options  expired
      unexercised.

      (e) Per share amounts

      The loss per common share computations is based on the weighted average number of shares outstanding, which was 149.9 million (2003 - 113.7 million; 2002 - 10.4 million). Diluted earnings per share amounts are not recorded, as these amounts would be anti- dilutive.

      (f) Contributed surplus

      December 31, 2003                                                        $    526,127
      Prior period adjustment related to stock based compensation (Note 3a)       1,106,085
      Stock based compensation                                                      458,221
      Extension of warrants (note 7(c)(iii))                                        428,807
      Transferred to share capital on exercise of options                        (1,272,355)
                                                                               ------------
                                                                               $  1,246,885
                                                                               ============

8.    RELATED PARTY TRANSACTIONS AND BALANCES

      (a) Management and consulting fees:

      During the year ended December 31, 2004 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $329,661 (2003 - $261,117; 2002 - $190,578).
      Included in accounts payable and accrued liabilities at December 31, 2004 is $471,609 (2003 - $69,673; 2002 - $46,373) owed to directors, officers and/or companies controlled by them.

      (b) At December 31, 2004 the Corporation owed short-term loans totaling $317,922 to companies controlled by directors and officers of the Corporation. These short loans are non-interest bearing, unsecured and with no specific repayment terms. On repayment the lenders are entitled to receive up to 20% of the value of the loan in additional fully paid shares.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

9.    INVESTMENTS

      On July 21, 2004 the Corporation entered into a Stock Purchase Agreement with Langley Park Investments LLC ("Langley") in which the Company could issue and sell 27,000,000 shares of Common Stock of the Company in exchange for the purchase of Langley stock based on the total purchase price divided by the conversion rate of the British Pound Sterling determined on July 31, 2004 (the "Langley transaction"). These shares are restricted shares with a 2 year hold from trading. Under the agreement the exchange rate on that day was $1.8060 to (pound)1 resulting in the issue of 3,018,172 shares of Langley. The shares are subject to a price protection in favour of Langley. Following the listing of Langley on the London stock Exchange, 50% of these shares were released to the Company for immediate use and the balance held for the two year period. The shares are held at a UK brokerage Company in Escrow and have been valued at the lower of market or cost.

      In connection with the Langley transaction the company paid a third party commission in Langley shares equivalent to 10% of the shares issued. 50% of the commission has been paid and the balance will be payable when the second 50% of Langley shares become available for trading.

      During 2004 the Corporation sold 201,000 of the shares for proceeds of $95,670 resulting in a loss on sale of $45,565.

      At December 31, 2004 an impairment loss was recognized to reflect the decrease in value of the shares during the period in the amount of $950,568.

      In the year ended December 31, 2002 the Corporation entered in to a joint venture agreement to participate in a project in southwestern Turkmenistan and had advanced to the joint venture $154,064. As a result of political unrest the Corporation decided not to pursue the project and a write-down totaling $154,064 was recorded during the year ended December 31, 2002.

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

10.   CONVERTIBLE DEBENTURE

      In October 2004 Pacific Geothermal Energy Inc ("Pacgeo"), a Delaware Corporation, signed a debenture purchase agreement with HEM Mutual Assurance LLC ("HEM") and Highgate House LLC to permit Pacgeo to purchase 5-year 1.5% convertible notes totalling US$1,000,000. This convertible debt was sold in six different notes of which $441,000 was issued under First Debenture A with HEM, First Debenture B for $49,000 with Highgate House, Second debenture for $9,000 and $1,000 with HEM and Highgate respectively. First debenture A and B are convertible at the lesser of $0.10 and 125% of the average of the closing bid price per share of Pacgeo stock during 5 trading days immediately preceding the conversion, or 100% of the average of the three lowest closing bid prices during the 40 trading day immediately prior to conversion date (in whole or part). The second debenture has a fixed conversion price of $0.01 per share.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

10.   CONVERTIBLE DEBENTURE - continued

      First debenture C for $450,000 and First debenture D for $50,000 in favour of Highgate (which has not been drawn down as the trading price for the shares needed to be above 10 cents for a continuous 30 trading days). In order to facilitate the conversion process Pacgeo lodged 10,000,000 shares with the Escrow agent for HEM from treasury against future conversion.

      The Corporation incorporated a Delaware, USA subsidiary company in September 2004 called Forum Acquisition Corp. Under an Agreement and plan of Merger Pacgeo and Forum Acquisition Corp, merged and the surviving entity was Pacgeo which now became a subsidiary of the Corporation. In turn the Corporation assumed the Convertible debentures noted above against the assets of Pacgeo, being the balance of the bank account and in turn issued 10,000,000 shares of the Company in favour of HEM and Highgate House LLC to replace the shares issued by Pacgeo. The 10,000,000 shares issued by Pacgeo were then returned for cancellation.

      On October 22nd 2004 GEM partially converted the Second debenture for $10,000 and received 900,000 shares for their $9,000 conversion. The conversion price on the second debenture was set at $0.01 per share. The remaining debentures are convertible at the formula stated above. The Corporation has not purchased the First debenture B at this time.

      The Corporation may repurchase any unconverted debentures at any time giving 30 days notice under the agreement and paying an early retirement penalty amount equal to the face amount of the Convertible note plus 35% of the face amount as a penalty. Should the Corporation enter into a financing of over US$5,000,000 the notes will become due and payable at a penalty of the face amount of the notes plus 50% of the face amount.

11.   COMMITMENTS AND CONTINGENCIES

      Under the agreement with Forum Pacific Inc. ("FPI") dated March 2003 as amended in April 2003, the Corporation is responsible for fulfilling the cost of the work programme for FEI for calendar years 2003 and 2004. The Corporation has fulfilled those obligations through December 31, 2004 and received confirmation from FPI. The Corporation has received confirmation from the Department of Energy of the Philipine Government that the commitment to drill additional wells in the Libertad field can be deferred to 2006. The Corporation has entered into a Transaction Agreement with Sterling Energy Plc to transfer its Philippine Assets to a new company which in turn will raise money to meet ongoing commitments (see subsequent event notes).

12.   INCOME TAX LOSSES CARRIED FORWARD

      The Corporation has incurred losses for Canadian income tax purposes in the amount of approximately $6,670,000, which, together with accumulated resource and equipment cost pools of approximately $1,174,348, may be carried forward to offset future taxable income. The benefit, if any, of these income tax losses and resource pool balances carried forward has not been reflected in the consolidated financial statements. The income tax losses carried forward expire as follows: 2006 - $1,960,000; 2007- $1,100,000; 2008 -$850,000; 2009 - $850,000; 2010 - $630,000 and 2011 -
      $1,101,000.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

12.   INCOME TAX LOSSES CARRIED FORWARD - continued

      The Corporation has incurred expenditures in various jurisdictions, which are subject to tax authority approval. Any future tax asset would be offset by a valuation allowance due to the uncertainty surrounding the future utilization of the tax pools by the Corporation.

13.   FINANCIAL INSTRUMENTS

      (a) Foreign currency exchange risk:

      The Corporation is exposed to foreign currency fluctuations as many of the Corporations expenditures are in U.S. dollars and Philippine pesos.

      (b) Credit risk:

      The Corporation's accounts receivable are primarily customers in the oil and gas industry and government agencies and are subject to normal industry credit risks.

      (c) Fair value of financial instruments:

      Financial instruments of the Corporation consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible loans. As at December 31, 2004, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

14.   SUBSEQUENT EVENTS

      A Heads of Agreement was signed on January 27, 2005 between the Corporation and Sterling Energy Plc ("SEY") (a UK based Oil and Gas Company) to transfer to the Corporation the license in the Philippine GSEC 101 properties (including Reed Bank) in Exchange for new shares issued by the Corporation. Subsequently, pursuant to a Transaction Agreement it was agreed by both companies to transfer their respective Philippine Assets to a newly formed UK Company - Forum Energy Plc. An extra-ordinary meeting of the shareholders on May 18th 2005 approved the transfer of assets. In May 2005 Forum Energy Plc raised (pound)3,400,000 (gross proceeds) of a pre-IPO issue and the corporation share of FEP was reduced to 57.4%. In July, 2005 an IPO will raise between (pound)6 million and (pound)15 million through the issue of additional FEP shares. At this time the Corporation holding of FEP shares will be further diluted up to approximately 32% of FEP depending on the price of the offering. The pre-IPO interim offering was to provide the Corporation with funding ahead of the IPO so that it could proceed with its activities. Subsequent to this IPO FEP will be listed on the AIM market of the London Stock Exchange. Also, effective May 18th 2005, the Corporation changed its name to FEC Resources, Inc.

      Subject to shareholder approval, once this transaction has been completed, and funds have been raised by Forum Energy Plc under the Pre-IPO and the IPO the subsequent dilution will result in the Corporation recognizing the disposition of the asset and the receipt of the shares in Forum Energy Plc as a Long-Term Investment.

      The Corporation and Sterling have retained UK based Noble & Company as the Nominated Advisers, who have agreed to take Forum Energy Plc to the AIM market of the London Stock Exchange in July, 2005. Noble & Company have also assisted in raising (pound)3.4 million in a pre-IPO phase in May 2005 and are planning to raise an additional (pound)6 million to (pound)15 million by the end of July, 2005.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

14.   SUBSEQUENT EVENTS - continued

      The shares received by the Corporation in exchange for the assets will be subject to a one year "lock-up" and then for 6 months thereafter the Corporation can only trade the shares of Forum Energy Plc through Noble & Company to protect an orderly market.

      In April and May, 2005 the Corporation has raised additional working capital in the amount of US$896,000 through the issue of Convertible debt. The debt may be converted into shares of the Corporation at a conversion price of $0.05 per share, or alternatively the Debenture holder at their option may convert into shares of Forum Energy Plc at the pre-IPO price. Such shares of Forum Energy Plc will be exempt from the lockup arrangements described above.

      On February 27th, 2005 Forum Exploration, Inc announced that it had been awarded two coal License in the island of Cebu, one located in central Cebu and the other in southern Cebu. The Corporation has obtained an independent Competent Person report on the coal assets which has valued them conservatively at 4.9 million tonnes of coal. This coal can be extracted commercially and the Corporation intend to pursue development of the coal licenses. It will need to obtain an environmental compliance certificate before commercial operations can be started.

      On January 6th 2005, GEM filed notice to convert a further $36,000 convertible debenture at an average price of $0.06 per share and received 601,611 shares from Escrow (see note 10).

      On  January  25th  2005,  GEM filed  notice to  convert a further  $36,000 convertible at an average price of $0.06 per share and received 610,923 shares from Escrow (see note 10)

15.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES

      The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in most respects, conform to accounting principles generally accepted in the United States ("US GAAP"). Significant differences between Canadian and US GAAP are as follows:

Financial statement presentation

Statements of Loss                                                                  2004           2003           2002
                                                                                      $              $              $
-------------------------------------------------------------------------------------------------------------------------
Loss for the year - Canadian basis                                               (7,219,068)    (1,356,130)    (1,058,276)
Beneficial conversion feature (d)                                                        --             --        (13,441)
Interest charge on accretion of equity portion of convertible debt (b)                8,016             --             --
Stock option re-pricing (e)                                                              --             --          7,502
Amortization of deferred financing costs (c)                                         (6,984)            --             --
Convertible loan inducement (d)                                                          --     (1,434,533)            --
-------------------------------------------------------------------------------------------------------------------------
Loss and comprehensive loss for the year - U.S. basis                            (7,218,036)    (2,790,663)    (1,064,215)
=========================================================================================================================

Loss per common share (basic and diluted) - Canadian basis                            (0.05)         (0.01)         (0.10)
Loss and comprehensive loss per common share (basic and diluted) - U.S. basis         (0.05)         (0.02)         (0.10)
=========================================================================================================================

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

15.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES - continued

Balance Sheet

                                                                         As Reported
                                                                        under Canadian        Increase
               As at December 31, 2004                      Note             GAAP            (Decrease)          US GAAP
---------------------------------------------------------------------------------------------------------------------------
Assets
    Deferred financing costs                                 (c)                   --       $    132,703       $    132,703
Liabilities
    Convertible debentures payable                           (b)         $    464,614       $    184,378       $    648,992
Shareholders' equity
    Share capital                                          (c)(b)        $ 10,693,033       $    136,044       $ 10,829,077
    Contributed surplus                                    (a)(d)        $  1,246,885       $    605,930       $  1,852,815
    Equity portion of convertible debentures payable         (b)         $    188,751       $   (188,751)                --
    Retained earnings                                     (a)(b)(d)      $(14,281,476)      $   (604,898)      $(14,886,374)
===========================================================================================================================

                                                                         As Reported
                                                                        under Canadian        Increase
               As at December 31, 2003                      Note             GAAP            (Decrease)          US GAAP
---------------------------------------------------------------------------------------------------------------------------
Shareholders' equity
    Share Capital                                            (d)         $  7,239,109                 --       $  7,239,109
    Contributed surplus                                      (d)         $    526,167       $  1,712,015       $  2,238,182
    Retained earnings                                        (d)         $ (5,956,323)      $ (1,712,015)      $ (7,668,338)
===========================================================================================================================

      a) Prior to 2004 the Company used the fair value method of accounting for stock options granted to non-employees as prescribed by FAS 123 and the intrinsic method of accounting for stock options issued to employees for US GAAP purposes. Under Canadian GAAP, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the intrinsic value of accounting to employees stock options for stock options granted subsequent to January 1, 2002. On January 1, 2004 the Company changed its method of accounting for stock options to the fair value method for US GAAP purposes. While US GAAP continues to allow the use of either the intrinsic method, as prescribed by APB 25, or the fair value method, as prescribed by SFAS 123, the Company has elected to adopt the fair value method of accounting for stock options for US GAAP purposes using the Modified Prospective Method as prescribed under FAS 148 "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123." Under this transition provision the Corporation is only required to record compensation for options issued in 2004 and consequently an adjustment to retained earnings for 2002 and 2003 options is not required. Under Canadian GAAP the adoption of the new accounting standard required the use of the fair value method for all stock options granted subsequent to January 1, 2002 and an adjustment to retained earnings of $1,106,085 was recorded for 2002 and 2003 options.

      The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2003 and 2002 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

15.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES - continued

                                                      2003               2002
                                                   -----------------------------
      Loss for the year as reported                $1,356,130         $1,058,276
      Compensation expense                            765,897            250,188
                                                   -----------------------------
      Pro-forma loss for the year                  $2,122,027         $1,308,464
                                                   =============================
      Loss per common share as reported            $     0.01         $     0.10
                                                   =============================
      Pro-forma loss per common share              $     0.02         $     0.13
                                                   =============================

      b) Convertible debentures:

      Under Canadian GAAP, the conversion option embedded in the convertible debentures is presented separately as a component of shareholders' equity and the amount allocated to the equity component is then accreted back to debentures payable as a charge to interest over the life of the debenture. Under U.S. GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. As a result under US GAAP, the net loss would have decreased by the amount of the interest expense charged as a result of the accretion of the equity component, which is $8,016, debentures payable would decrease by that same amount, share capital would decrease by $3,643 which is the amount allocated from the equity component as a result of the exercise of a conversion during the year, and long-term debt would increase by $184,378.

      Under US GAAP on the commitment date of the debenture, the Company is required to assess whether there is an intrinsic beneficial conversion feature in place. The beneficial conversion feature is represented by the excess of fair value of the shares issuable on conversion over the amount of the loan proceeds to be allocated to the common shares upon conversion. The Company has determined that there is no beneficial conversion feature intrinsic in the convertible debenture.. Canadian GAAP does not require the recognition of a beneficial conversion feature.

      c) Under US GAAP the cost of financing would be deferred and amortized over the life of the convertible instrument. The total financing costs for the convertible was $139,687 and $6,984 has been amortized for 2004.

      d) Under US GAAP, the terms of the convertible notes provide the lenders with an `in-the-money' variable conversion rate. A beneficial conversion feature on the convertible loan is calculated at issuance based on the difference between the effective conversion price of the allocated proceeds and the market price of the common stock. The amount of the beneficial conversion feature at inception was $45,143, however, because of the variability of the conversion ratio, it is remeasured each reporting period until conversion, extinguishment or maturity. The remeasurement of the beneficial conversion feature at December 31, 2002 resulted in an increase in the amount allocated to the beneficial conversion feature of $13,441. Under US GAAP loan inducements result in a gain or loss in the statements of Loss and Deficit. During the year ended December 31, 2003 the convertible loan was converted to shares through an inducement resulting in a loss totaling $1,434,533.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

15.   DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY   ACCEPTED
      ACCOUNTING PRINCIPLES - continued

      e) Under APB Opinion 25 the repricing of outstanding stock options under a fixed price stock option plan results in these options being recognized as variable price options from the date of the modification until they are exercised, forfeited or expire. Accordingly, changes in the intrinsic value of the stock options from the modification date to the period end date would be recognized in the consolidated statements of loss as adjustments to general and administrative expense. For the year ended December 31, 2002, income would increase by $7,502 as the market value of the Corporation's common shares at December 31, 2002 was higher than the revised exercise price.

Other Disclosures

      Subtotal in Operating Cash Flows

      The Company includes a subtotal in cash provided by operating activities in the statements of cash flows. The SEC prohibits the inclusion of this subtotal.

New pronouncements

      In September 2004 the SEC issued SAB 106 regarding the application of FAS 143 by oil and gas entities that follow the full cost accounting method. SAB 106 states that after the adoption of FAS 143 the future cash flows associated with the settlement of asset retirement obligations accrued on the balance sheet should be excluded from the computation of the present value of estimated future net revenues for purposes of the full cost ceiling test calculation. As the Company excludes these future cash outflows from its present value of estimated future net cash flows and does not reduce the capitalized oil and gas costs by the asset retirement obligation reflected on the balance sheet, the adoption of SAB 106 in 2004 did not have any impact on the Company's financial statements, nor did it have an effect on the results of the ceiling test calculation.

      In 2004, the FASB issued a new revised Statement No. 123, Share-Based Payment. FAS 123 establishes a standard for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. FAS 123 requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award - usually the vesting period. Revised FAS 123 eliminates the alternative to use the intrinsic value method of accounting that was provided in Statement 123 as originally issued. Revised FAS 123 is effective for public companies as of the beginning of the first interim reporting period after June 15, 2005. The Company adopted Revised FAS 123 in 2004, the results of which have been reflected above.

      In 2003, the FASB issued interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46"), which became effective January 1, 2004. The Canadian Institute of Chartered Accountants ("CICA") issued a similar accounting guideline ("AcG 15"). FIN 46 and AcG 15 provide guidance as to when a company should consolidate another entity into its Consolidated Financial Statements. A variable interest entity ("VIE") is a corporation, partnership, trust, or any other legal structure used for business purposes that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 and AcG 15 require a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns, or both. If a company has previously consolidated

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

New pronouncements - continued

      a VIE but is not subject to a majority of the risk of the loss of its activities nor entitled to receive a majority of its residual returns, such VIE is required to be deconsolidated. Management has determined that this guideline does not impact on the Corporation's financial position, operating results or cash flow. The adoption of this standard will not have any impact on the Corporation's current financial position or results of operations; however, the impact of this standard in future years could be material.

      In December 2004 the FASB issued FAS 153 which deals with the accounting for the exchanges of non-monetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for non-monetary exchanges of similar productive assets and introduces a broader exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe that the application of FAS 153 will have an impact on the financial statements.

      These accounting standards do not have a material impact on the company at this time. We will continue to monitor the relevance of all accounting standards and will measure the impact when they are determined to apply.

              FEC RESOURCES INC (formerly Forum Energy Corporation)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  Years ended December 31, 2004, 2003 and 2002

ITEM 18. FINANCIAL STATEMENTS.

The Company has elected to report under Item #17.

ITEM 19. EXHIBITS

1.1 Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, File No. 33-81290 (the "Registration"); *

1.2 By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

4.1 Consulting Agreement dated March 1st 2004 between the Company and David Robinson *;

4.2 Consulting Agreement dated March 1st 2004 between the Company and Barry Stansfield *;

4.3 Consulting Agreement dated November 23rd 2003 between the Company and Larry Youell *;

4.4 Consulting Agreement dated March 1st 2004 between the Company and David Wilson *

4.5   Consulting Agreement dated March 1st 2004 between the Company and David *;

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

8.    List of Subsidiaries *;

11.   Code of Ethics *;

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


Date: July 15, 2005                      FORUM ENERGY CORPORATION
                                     ---------------------------------
                                               (Registrant)


                                         /s/ Larry W. Youell
                                     -------------------------------------------
                                         President and Chief Executive Officer

                            FORUM ENERGY CORPORATION

                            ANNUAL REPORT ON FORM 20F

                               FOR THE YEAR ENDED
                                DECEMBER 31, 2004

                                  EXHIBIT INDEX

1.3 Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, File No. 33-81290 (the "Registration"); *

1.4 By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

4.1 Consulting Agreement dated March 1st 2004 between the Company and David Robinson *;

4.2 Consulting Agreement dated March 1st 2004 between the Company and Barry Stansfield *;

4.3 Consulting Agreement dated November 23rd 2003 between the Company and Larry Youell *;

4.4 Consulting Agreement dated March 1st 2004 between the Company and David Wilson *;

4.5 Consulting Agreement dated March 1st 2004 between the Company and David Thompson *;

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

9.    List of Subsidiaries *;

12.   Code of Ethics *;

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