Form 20-F
period 2005-12-31
FEC Resources Inc.
filed 2006-07-17
CIK 849997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

  XXX   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For Fiscal Year ended December 31, 2005

 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from

 to

Commission file number 0-17729

FEC RESOURCES INC (formerly “FORUM ENERGY CORPORATION”)

(Exact name of Registrant as specified in its charter)

       Not Applicable

(Translation of Registrant’s Name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  235,043,765 Common Stock and 9,233,333 Common Stock Purchase Warrants and 26,649,545 Common Stock Purchase Options.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports). and (2) has been subject to such filing requirements for the past 90 days.

Yes

xxx

  No ____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17   xxx

  Item 18____

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

FEC Resources form 20F-Dec.31, 2005

Tracer Petroleum Corporation

Notes to Consolidated Financial Statements

Canadian Funds

FEC RESOURCES, INC (formerly “FORUM ENERGY CORPORATION”)

FORM 20-F ANNUAL REPORT FISCAL 2005,  ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

PART I                                                         Page

Item 1.

Identity of Directors, Senior Management and Advisers

4

Item 2.

Offer Statistics and Expected Timetable

4

Item 3.

Key Information

4

Item 4.

Information on the Company

12

Item 5.

Operating and Financial Review and Prospects

17

Item 6.

Directors, Senior Management and Employees

22

Item 7.

Major Shareholders and Related Party Transactions

28

Item 8.

Financial Information

29

Item 9.

The Listing

32

Item 10.

Additional Information

33

Item 11.

Quantitative and Qualitative Disclosure About Market Risk

35

Item 12.

Description of Securities other than Equity Securities

35

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

36

Item 14.

Material Modifications to the rights of Security Holders and Use of Proceeds

36

Item 15.

Controls And Procedures

36

Item 16A.

Audit Committee Financial Expert

36

Item 16B.

Code Of Ethics

37

Item 16C.

Principal Accountant Fees And Services

37

Item 16 D.

Exemption From The Listing Standards For Audit Committee

38

Item 16 E.

Purchase of Equity Securities By The Issuer and Affiliated Purchaser

38

PART III

Item 17.

Financial Statement

38

Item 18.

Financial Statements

73

Item 19.

Exhibits

73

Signatures

74

Exhibit Index

75

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements.  Forward-looking statements represent our current expectations or forecasts of future events and are based on our management's beliefs, as well as assumptions made by and information currently available to them.  You can identify these statements by the fact that they do not relate strictly to historical or current facts.  These statements may include the words "anticipate," "believe," "budget," "estimate," "expect," "intend," "objective," "plan," “probable” "possible," "potential," "project" and other words and terms of similar meaning in connection with any discussion of future operating or financial performances.

Any or all of our forward-looking statements in this Form 20-F may turn out to be incorrect.  They can be affected by inaccurate assumptions, or by known or unknown risks and uncertainties.  Many of these factors, including the risks outlined under "Risk Factors," will be important in determining our actual future results, which may differ materially from those contemplated in any forward-looking statements.  These factors include, among others, the following:

-

oil and natural gas price volatility;

-

uncertainties in the estimates of proved reserves, and in the projection of future rates of production and timing of development expenditures;

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

environmental risks;

-

the strength and financial resources of our competitors;

-

general economic conditions; and

-

our ability to continue as a “going concern”.

When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus.  Our forward-looking statements speak only as of the date made.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, they are subject to a variety of variables which could cause actual results or trends to differ materially.  We cannot guarantee future results, levels of activity, performance or achievements.  Except as otherwise required by United States securities laws, we are under no duty to update any of the forward looking statements after the date of this Form 20-F to conform them to actual results or to changes in our expectations.  All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

ITEM  1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable to Form 20-F filings as annual report.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable to Form 20-F filings as an annual report.

ITEM 3.  KEY INFORMATION.

The following is a summary of key information about our financial condition, capitalization and the risk factors pertaining to our business.

Currency Exchange Rates

Table No. 3(A)(1) below sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended December 31, the average rates for each year, and the range of high and low rates for each year.  Table 3(A)(2) sets forth the high and low exchange rates for each month during the previous six months.  For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The Tables set forth the number of Canadian Dollars required under that formula to buy one US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the year.

          Table No. 3(A)(1)

U.S. Dollar/Canadian Dollar

            Currency Exchange Table No. 1

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/05	1.21	1.27	1.15	1.16
Fiscal Year Ended 12/31/04	1.30	1.40	1.18	1.20
Fiscal Year Ended 12/31/03	1.40	1.54	1.31	1.30
Fiscal Year Ended 12/31/02	1.57	1.62	1.51	1.58
Fiscal Year Ended 12/31/01	1.55	1.60	1.49	1.59

The current rate of exchange was 1.1353 on July 12, 2006.

Table No. 3(A)(2)

U.S. Dollar/Canadian Dollar

	12/05	01/06	02/06	03/06	04/06	05/06
High	1.2381	1.2562	1.2463	1.2482	1.2703	*
Low	1.1982	1.2301	1.2017	1.2094	1.2372	*

* On May 22, 2006, the Federal Reserve stopped carrying historical data, therefore the May data was unavailable.

A.  Selected Financial Data

The tables below present selected financial information. Our financial statements are stated in Canadian Dollars and were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Table 3(A)(3) presents selected financial information under Canadian GAAP and Table 3(A)(4) presents the same information assuming we had reported under US GAAP (see below).  These tables should be read in conjunction with the financial statements and notes thereto and Management Discussion and Analysis included elsewhere in this annual report.  All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated.

               Table No. 3(A)(3)

                    Selected Financial Data Canadian GAAP

                   (CDN $ in ’000, except Earnings Per Share, Weighted Avg. Shares and Capital Stock Shares)

	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Revenue	$ -	$ -	$ -	$ -	$ 1
Gain (loss) before non-controlling interest	$20,712	$(7,228)	$(1,397)	$(1,058)	$(1,195)
Net Income (loss)	$20,712	$(7,219)	$(1,356)	$(1,058)	$(1,514)
Net income (loss) per share	$0.12	$(0.05)	$(0.01)	$(0.10)	$(0.17)
Diluted Net income (loss) per share	$0.10	$(0.05)	$(0.01)	$(0.10)	$(0.17)
Dividends per share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	175,620	149,900	113,700	10,404	8,734
Working Capital	$23,197	$(998)	$(283)	$(587)	$(574)
Resource Properties (1)	$ -	$6,217	$ 8,951	$ -	$ -
Long-Term Debt	$2,710	$7,921	$ 6,882	$ -	$ -
Shareholders’ Equity/ (deficiency)	$21,363	$(2,153)	$1,809	$(576)	$242
Capital Stock Shares (‘000)	178,161	174,584	135,821	10,511	9,529
Total Assets	$24,247	$7,271	$9,109	$71	$852

(1)

Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

Table No. 3(A)(4)

  Selected Financial Data U.S. GAAP

                   (CDN $ in ’000, except Earnings Per Share, Wgt Avg. shares and Capital Stock Shares)

	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Revenue	$ -	$ -	$ -	$ -	$ 1
Income (loss) before non-controlling interest	$20,653	$(7,227)	$(2,832)	$(1,064)	$(1,195)
Net income (loss)	$20,653	$(7,218)	$(2,791)	$(1,064)	$(1,785)
Net income (loss) per share	$0.13	$(0.05)	$(0.02)	$(0.10)	$(0.20)
Fully Diluted Net income (loss) per share	$0.11	$(0.05)	$(0.02)	$(0.10)	$(0.20)
Dividends per share	$0.00	$0.00	$0.00	$0.00	$0.00
Wgt. Avg. Shares O/S (’000)	175,620	149,900	113,700	10,404	8,734
Working Capital	$25,312	$(998)	$(283)	$(598)	$(221)
Resource Properties	$ -	$ 6,217	$ 8,951	$ -	$ -
Long-Term Debt	$2,995	$8,105	$ 6,882	$ -	$ -
Shareholders’ Equity/(deficiency)	$23,861	$(2,205)	$1,809	$(876)	$(51)
Capital Stock Shares (‘000)	178,161	174,584	135,821	10,511	9,529
Total Assets	$27,030	$7,404	$9,109	$71	$852

B.  Risk Factors

GENERAL BUSINESS RISKS

•

We have a history of net losses.

We sustained net losses for each of the fiscal years ended December 31, 2004 and 2003 of, respectively $7,219,068, $1,356,130 respectively.  In 2005 our net income was $20,712,268, but it was not due to revenues generated from oil and gas sales.  The income was a result of the gain on dilution of $754,827 in Forum Energy Plc (“FEP”) from our original holding of 57.42% to our year-end holding of 36.72% of FEP shares and also the gain on disposition of our interest in Forum Exploration Inc. (“FEI”) of $24,758,061. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2006.

•

There is doubt as to our ability to continue operations as a going concern.

Our business success is dependent upon our ability to discover economically recoverable reserves, and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas, and other factors beyond our control.

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”. Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2005, 2004 and 2003, and have no producing properties.  Our ability to continue as a “going concern” is dependent on achieving profitable operations, and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph  when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see Comments by Auditors for US Readers on Canada-US Reporting Differences).

•

We will need additional funds in order to implement our intended projects and there is no assurance that such funds will be available as, if, and when, needed.

Funds used in operations for the fiscal years ended December 31, 2005, 2004, and 2003 were $(2,085,860), $(1,249,392), and $(482,405), respectively. We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests in producing oil and gas and mineral properties.

•

We do not intend to pay dividends in the foreseeable future.

We have paid no dividends on our common shares since inception, and do not plan to pay dividends in the foreseeable future. See "Description of Common Shares."

•

The market price of our common shares has been, and will likely continue to be, volatile.

The market price of our common shares has fluctuated over a wide range, and it is likely that the price of our common shares will fluctuate in the future.  Further, announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of the common shares.

•

The value and transferability of our shares may be adversely impacted by the limited trading market for our shares, and the penny stock rules.

There is only a limited trading market for our shares on the Over the Counter Bulletin Board Exchange (“OTCBB”). There can be no assurance that this market will be sustained, or that we will be able to satisfy any future trading criteria that may be imposed by the National Association of Securities Dealers (“NASD”).

In addition, holders of our common shares may experience substantial difficulty in selling their securities as a result of the “penny stock rules” which apply to  our common shares.  Under the penny stock rules, the Securities and Exchange Commission imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rules, a broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rules may affect the ability of broker-dealers to sell our securities, and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker-dealers to make a market in our common shares.

•

The large number of shares eligible for future sale by existing shareholders may adversely affect the market price for our common shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. At July 13, 2006, we had 235,043,765 common shares outstanding. On that date we also had reserved 26,649,545 common shares for issuance under our stock plan at per-share exercise prices ranging from US$0.055 to US$0.43, and also had reserved 9,233,333 common shares for issuance under the Warrants pursuant to various private placements and the acquisition of Forum Exploration Inc.  We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, registering the common shares for sale.

 See "Item 6. Directors, Senior Management and Employees--Options to Purchase Securities from the Company or Subsidiaries."

No prediction can be made as to the effect, if any, that sales of shares of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time. The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for the common shares and could impair our ability to raise capital in the future through the sale of equity securities.

•

Foreign laws, rules and environmental regulations to which we are subject may adversely affect our business operations as well as the market price for our stock.

The production of oil and gas and the extraction of minerals is generally subject to extensive laws, rules, orders and regulations governing a wide variety of matters, including the drilling and spacing of wells, allowable rates of production, prevention of waste and pollution and protection of the environment. In addition to the direct costs borne in complying with such regulations, operations and revenues may be impacted to the extent that certain regulations limit oil and gas and mineral production to below economic levels. Although the particular regulations applicable in each jurisdiction in which operations are conducted vary, such regulations are generally designed to ensure that oil and gas operations are carried out in a safe and efficient manner, and to ensure that similarly-situated operators are provided with reasonable opportunities to produce their respective fair share of available crude oil, natural gas, and mineral reserves. However, since these regulations generally apply to all oil and gas producers, we believe that these regulations should not put us a material disadvantage to other oil and gas and mineral producers.

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

•

Exploring for and producing oil and natural gas and minerals are high-risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

 Exploration and development of oil and gas and mineral resources involve a high degree of risk, and few properties which are explored are ultimately developed into producing properties. There is no assurance that our exploration and development activities will result in any discoveries of commercial bodies of oil or gas. The long-term profitability of our operations will be, in part, directly related to the cost and success of our exploration programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources, and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit of oil or gas or minerals, no assurance can be given that natural resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

•

If we are unable to continue to identify, explore and develop new properties, our business operations may be adversely affected.

We expect that to be successful in our oil and gas and mineral exploration activities, we must continually acquire or explore for and develop new oil and gas reserves to replace those, if any, being depleted by production. Without successful drilling or acquisition ventures our oil and gas assets, mineral assets and, properties and the revenues derived there from, if any, will decline over time. To the extent we engage in drilling activities, such activities carry the risk that no commercially viable oil or gas production or mineral extraction will be obtained. The cost of drilling, completing and operating oil and gas wells is often uncertain. Moreover, drilling for oil and gas and minerals may be curtailed, delayed or cancelled as a result of many factors, including shortage of available working capital, title problems, weather conditions, environmental concerns, government prohibitions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners, and drilling and well servicing companies. The availability of a ready market for our oil and gas and minerals will depend on numerous factors beyond our control, including the demand for and supply of oil and gas and minerals, the proximity of our natural gas reserves to pipelines, the capacity of such pipelines, the proximity of any smelting facilities in relation to any minerals found, fluctuations in seasonal demand, the effects of inclement weather, and government regulation. New gas wells may be “shut-in” for lack of a market until a gas pipeline or gathering system with available capacity is extended into an area.

•

The exploration and development of oil and gas properties are subject to operating hazards and risks for which we will be uninsured.

 Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which we expect to acquire an interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. These include the possibility of fires, earthquake activity, coastal erosion, explosions, blowouts, oil spills or seepage, gas leaks, discharge of toxic gas, over-pressurized formations, unusual or unexpected geological conditions and the absence of economically viable reserves.  These hazards may result in cost overruns, substantial losses, and/or exposure to substantial environmental and other liabilities.

•

Fluctuating resource prices may adversely impact our operations and activities.

The price of natural resources has traditionally been subject to wide fluctuations, particularly in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of oil and gas and minerals, and therefore the economic viability of any of our exploration projects, cannot accurately be predicted.

•

If we fail to fulfill our obligations under our purchase option and joint venture agreements not only will our operations be adversely affected, but we may lose our interest in the property in question .

We may, in the future, be unable to meet our share of costs incurred under joint venture agreements or other option or joint venture agreements to which we are, or may become a party, and we may have our interest in properties, in which we may acquire interests subject to such agreements, reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete recommended programs.

•

It is possible that our title for the claims in which we have an interest will be challenged by third parties.

Although we will attempt to ascertain the status of the title for any projects in which we have or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries, claims have been made and new claims are being made by aboriginal peoples that call into question the property rights granted by the governments of those countries.

•

Reserve estimates for resources reported by us are dependent on many assumptions that may ultimately turn out to be inaccurate.

Reserve estimates are imprecise and may be expected to change as additional information becomes available. Furthermore, estimates of reserves of natural resources, of necessity, are projections based on engineering data and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas and minerals that cannot be measured in an exact way and the accuracy of any reserve estimate is a function of the quality of available data of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the information regarding reserves of natural resources, if any, set forth herein will ultimately be produced.

•

Our resource production and marketing may be adversely affected by factors beyond our control.

The production and marketing of resources are affected by a number of competitive factors which are beyond our control and the effect of which cannot be accurately predicted. These factors include crude oil and mineral imports, actions by foreign oil-producing nations and other mineral producers, the availability of adequate pipeline and other transportation facilities, the availability of equipment and personnel, the marketing of competitive fuels and minerals, the effect of governmental regulations, and other matters affecting the availability of a ready market such as fluctuating supply and demand.

•

Our operations will be subject to numerous environmental risks.

Our resource operations will be subject to compliance with applicable federal, state, and local laws and regulations controlling the discharge of materials into the environment, or otherwise relating to the protection of the environment. We believe that there is a trend toward stricter standards of environmental regulation which will in all probability continue. Compliance with such laws and standards may cause substantial delays and require capital outlays in excess of those anticipated, thereby adversely affecting our earnings and competitive position in the future.

•

Since we have acquired properties in less developed countries, our operations may be adversely affected by risks associated with the political, economic and social climate of the countries in which we will operate.

Since our exploration and development activities will occur primarily in countries other than Canada and the United States, we may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in these countries may adversely affect our business. Operations may be effected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted. Exploration and production activities in areas outside of the United States and Canada are also subject to the risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks.

•

We face competition from larger and better financed companies seeking to acquire properties in our sphere of operation.

The resource industry is highly competitive, and our business could be harmed by competition from other companies. Because resources are fungible commodities, the principal form of competition is price competition. We will strive to maintain the lowest exploration and production costs possible to maximize profits. In addition, as an independent resource company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long term positions and maintain strong governmental relationships in countries in which we  may seek entry.

•

We  currently do not maintain insurance against potential losses and unexpected liabilities.

As previously stated herein, exploration for and production of resources can be hazardous, involving natural disasters and other unforeseen occurrences such as “blowouts”, “cratering”, fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment. Although we intend to maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent, we do not presently have such insurance coverage; and, even if we were to obtain such insurance coverage, there is no assurance that it will be adequate to protect against all operational risks, or subject to defenses or exclusions against insurance coverage.

•

We are dependent on retaining our senior management and key personnel.

To a large extent, we depend on the services of our senior management personnel. These individuals have critical and unique knowledge of the areas of operations that facilitate the evaluation and acquisition of potential properties in our intended sphere of operations. The loss of these experienced personnel, if that were to occur, could have a material adverse impact on our ability to compete in this region of the world. We do not maintain any insurance against the loss of any management personnel.

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

A.  Corporate History and Development of the Company.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation. Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation. On May 18th 2005 we had a name change to FEC Resources, Inc.  Our wholly owned subsidiaries are TEPCO Ltd. (“TEPCO”), Tracer Petroleum International Ltd.(“TPI”), a company incorporated in Bermuda to pursue oil and gas ventures in the Middle East, and Pacific Geothermal Energy Inc. (“Pac Geo”).  Prior to May 18, 2005 we owned 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later.  On May 18, 2005 we sold our interest in FEI to FEP for shares and cash as more fully described later.  We currently own 36.72% of FEP, and in addition we have acquired a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that owns a 64 Hectare license  where iron ore production has begun.  Along with this, we have acquired the right to earn a 40% interest in  a mining project with Philex Gold Inc. (“PGI”).

We are engaged in the acquisition, exploration, and, when warranted, development of natural resource properties. In the years ending December 31, 1999, 2000 and 2001, our focus was on the disposition of certain of our property interests. We successfully completed our disposition program in 2002, retaining in some instances small working interests in some of our prior projects. We are currently focused on the development of two mineral licenses in the Philippines.  One license is held by MMC, and the other license is held by PGI.

Our head office is located at 46 Royal Ridge Rise NW, Calgary, Alberta T3G 4V2. Our phone number is (403) 290-1676.

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result rely on equity and/or debt financing to fund ongoing operations. We have experienced large operating losses and cash outflows and, as such, our ability to continue as a “going concern” is dependant upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.  MMC has begun producing nominal quantities of iron ore.

We are currently pursuing other exploration and development opportunities for resources in different regions of the world.

Recent Developments

By an agreement dated December 7, 2005, which closed on April 1, 2006, Transpacific Mining Limited (“TML”) sold to us a 35% equity interest in MMC., a Philippine company which owns and operates a 64 hectare (approx. 158 acres) license located close to Manila, in consideration for US$500,000.  In addition, due to debt conversions by other shareholders of MMC, in order to maintain the 35% interest, a loan outstanding at December 31, 2005 and a payment of US$37,000 were converted into equity of MMC.

By a memorandum of an agreement dated January 2, 2006 and a settlement and release agreement dated May 11, 2006, we agreed to acquire a 40% interest in a mining project in the Philippines in partnership PGI.  The project concerned is the Mining and Production Sharing Agreement (“MPSA”) between PGI and the Government of the Philippines, which comprises 2,306 hectares (approx. 5,700 acres).  We agreed to acquire the interest in the project by way of assignment from Indexa Corp. (“Indexa”) to the Company of an Agreement between Indexa and PGI.  Indexa is a Philippine company who had entered into a sole Agreement with PGI for the rights to a joint exploration program.  Indexa has assigned its rights and obligations in their entirety to us, pursuant to which a new Philippine joint venture company is to be formed of which we will initially own 40%, and Philex Gold Inc. will own 60% equity interests, respectively.  For this assignment, Indexa was entitled to receive a fee which was to be determined by an independent valuation.

Our commitments in this regard were to provide an initial US$250,000 signature bonus to PGI, pay a fee of US$100,000 plus 20,000,000 common shares to Indexa, and then for the Company to contribute to the joint venture company a total of US$1,000,000 from January 1, 2006 through to October 31, 2006 being estimated as sufficient funding to complete the planned exploration and prospect work program.  To date, all commitments have been met by us.  A further 30,000,000 of our common shares have been deposited into escrow, and will be paid to Indexa upon the formal decision to proceed with commercial production, as full and final consideration for the assignment of  its rights to our Company.

Upon completion of the planned exploration program, we have the option to increase our equity interest in the joint venture company to 60% by arranging or contributing by way of repayable loan up to US$10,000,000 as the initial contribution to mine development and production by the joint venture company.

The Philippines

We are currently pursuing exploration and development opportunities for oil, natural gas, iron ore, gold, and coal in the Philippines through various companies that we own interests in.   FEP who we sold our interest in FEI to, and who we own 36.72% of, continues to pursue the opportunities available in Service Contract 40, a petroleum license based onshore and offshore Cebu Island, Philippines. FEP also has several other projects underway as described below.  In addition, we are involved in the production and exploration for iron ore through our interest in MMC and also the exploration for gold through our interest in PGI.

C. Current Exploration/Development

Forum Energy Plc.

Forum Energy Plc. (“Forum”) was established through the consolidation of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.

GSEC101 (Reed Bank)

3D Seismic Survey

In August 2005, FEP completed a 3D seismic survey across the Sampaguita gas discovery in licence area GSEC101 to the west of Palawan Island, Philippines. Forum holds 100% of this under-explored acreage, which covers 10,630 km2 and contains at least eight additional undrilled prospects and leads.

Gas has already been tested from Sampaguita during the 1970s and 1980s, and an independent assessment by petroleum consultants, PGS Reservoir Ltd., estimated that the field could contain potential recoverable gas reserves of up to 2.3 trillion cubic feet.

Sampaguita lies 250 kilometers south-west of the world-class Malampaya Gas Field, where operator Shell has installed extensive production facilities and pipeline infrastructure to supply gas to three Philippine power plants. The 3D survey was carried out over an area of 248 square kilometers, and the processing of the data was completed at the end of February 2006.  This is currently being interpreted, with completion expected in the next few months.

Interpretation and analysis of the 3D seismic data will provide additional information on the commercial potential of Sampaguita, and help identify the best location for possible appraisal wells. Following review of the seismic data, FEP’s intends to convert this area into a service contract, securing the area for further work and subject to rig availability and possible farm-out options, to drill a well within the next 18 months.

2D Seismic Survey

FEP completed an offshore 2D seismic acquisition program in the Tañon Straits, west of Cebu Island, Philippines in June 2005.   The survey, acquired 310 kilometeres of new 2D data in licence Service Contract 40 (“SC40”),  where FEP holds a 66.7% interest. Independent consultants, PGS Reservoir Ltd., estimate that structures already identified within the survey area have combined potential reserves of 350 millions of barrels of oil equivalent.

The data acquired, along with 1,000 km of vintage 2D data from the area, has been processed and will be integrated and interpreted in-house in the Philippines, with completion in 2006.

The survey was conducted to improve the mapping of the central Tañon and Jibitnil Island prospects. The new lines acquired between Jibitnil and Cebu Islands will help define more precisely the Jibitnil Island structure, which is cut by several faults. In addition to seismic data, the survey included the acquisition of marine gravity and magnetic data.

Libertad gas-to-electricity (GTE) Project

During December 2005, the Philippines Department of Energy (“DOE”) formally granted a Declaration of Commerciality for the development of the onshore Libertad Gas Field within SC40.  This represents the first Declaration of Commerciality within the Philippines since Shell’s Malampaya offshore gas field development, which came onstream in 2001.  The Declaration of Commerciality also allowed the retention of the portion of SC40 which contains all the currently identified prospects and discoveries.

The Libertad Gas Field will be developed as a GTE project, and is expected to generate 1.7 mW of power. The field is progressing towards development, with commercial negotiation of the electricity contract underway. Once completed, and equipment requirements are known, full scale development will commence.

Maya

In 2003, a small gas and oil discovery was made within SC40 at the northern tip of the island of Cebu in the Maya region of the Philippines. Workover and testing of one of the original wells, (F2X), is planned to commence in June 2006, once the necessary materials have been delivered and the scheduled maintenance and refurbishment of the Company’s Hycalog drilling rig has been completed. The open-hole section within the F2X well will be cleaned out, and a liner run to prepare the well for testing through a completion string.  If the well flows oil, it will continue into an extended testing period and the produced oil will be sold. If it produces gas, it will be temporarily shut-in and evaluated for future development as a GTE project, similar to the Libertad Gas Field development.

Coal Operating Contracts (COCs)

Forum’s 66.7%-owned COCs in central Cebu (COC132) and southern Cebu (COC131) are currently being appraised and developed in accordance with the FEP’s commitments to the Philippines DOE.

FEP began driving the first shaft on its central Cebu Coal Project in April 2006, with commercial production forecast to be commenced in September. Recognizing the market for coal in Cebu, and the economies of scale in concentrating effort, it is planned to accelerate the development of the Naga lease in central Cebu with a total of five shafts; three to commence in 2006, with the remaining two in 2007. This will provide FEP with a proven system which will then be replicated in other areas of Cebu. To sustain the business and maintain volumes at the target of 20,000 metric tons per month, FEP is actively pursuing additional leases adjacent to its current property.

On the southern Cebu Coal Project, the Philippines DOE has granted FEP a six-month extension of the exploration phase while the necessary environmental permits are secured. Having proved the system for development of the coal reserves in central Cebu, it is planned to replicate this in southern Cebu, commencing in 2007, with a similar multiple shaft operation and a target of peak production of 20,000 tonnes per month. To sustain this business, FEP will be actively seeking additional coal reserves in the area.

Output from central Cebu is scheduled to reach 3,000 metric tons per month by the end of 2006, with total production from both COCs projected to reach 35,000 metric tons per month in 2008. Proven and probable coal reserves at central and southern Cebu have been estimated by independent consultants, CSA Group, at 1.4 million metric tons and 3.5 million metric tons respectively. Further exploratory drilling is planned to assess additional potential.

Basic Petroleum & Minerals Inc. (BPMI)

In May 2005, FEP entered into an agreement with Philippines-based Basic Consolidated Inc. (“BCI”), whereby the parties agreed to work under an exclusivity period towards finalising the purchase by FEP of BCI’s petroleum interests in the Philippines, held through a wholly-owned subsidiary, BPMI. This culminated in February 2006 with the signing of a Share Purchase Agreement whereby FEP agreed to acquire 100% of BPMI.

The acquisition was approved by BCI shareholders at the company’s Annual General Meeting on 29 March 2006.  It provides FEP with initial and immediate net production of approximately 40 barrels of oil per day, and more importantly, varying interests in nine oil fields that offer significant additional production and reserve potential.

The BPMI assets include interests in nine Philippine offshore fields as follows: Nido (8.47%), Matinloc and Pandan (12.41%), North Matinloc (19.46%), Libro (28.6%), Tara (10%), Bonita (7.03%), West Linapacan (9.1%), Galoc (2.28%).

Metalore Mining Corp.

Metalore Mining Corp. (“Metalore”) commenced preliminary mining operations at the beginning of October 2005, with iron ore extraction mainly being recovered as strewn boulders and debris recovered from routing of the mine access roads leading to the main iron ore body.  As of March, 2006, Metalore had successfully completed and shipped its first iron ore contract. Difficulties were encountered prior to this with overburdens of pyrites, where iron ore had been anticipated, and with environmental compliance. We now believe all environmental requirements have now been met, and alternate sources of iron have been sourced on site, such that Metalore is now positioned to operate in the future on an on-going profitable basis.

MPSA148 (Philex Gold Joint Venture)

The surface investigation and limited diamond drilling that started in mid-2005 have identified gold-bearing jasperoid horizons in two (2) prospects, Lascogon and Danao, Philippines.

Starting in July 2006, some 3,000 meters of reverse circulation (RC) drilling over a 30 hectare (approx. 75 acres) area will cover four (4) prospects. The objective of this work program is to confirm the presence of a gold reserve so far identified within the gold bearing jasperoid horizons in Lascogon and Danao, and to prove up further potential reserves within the other two (2) prospects.

ITEM 5.  OPERATING AND FINANCIAL OVERVIEW AND PROSPECTS.

We have experienced significant operating losses and fund outflows from operations over the last few years, and as a result our ability to continue as a “going concern” is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”), which are not materially different from those in the United States (refer to the Auditors’ Report dated April 7, 2006 except as to Note 10(b) which is as of May 11, 2006)

The following discussion and analysis of financial results should be read in conjunction with the Audited Financial Statements of the Company for the year ended December 31, 2005, together with the notes related thereto. The discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by Company management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal Year Ended December 31, 2005 versus Fiscal Year Ended December 31,2004

We started the year as Forum Energy Corporation (“FEC”) with relatively few assets or prospects. On May 18, 2005 our shareholders formally approved changing our corporate name to FEC Resources Inc., and the vending of our assets with the Philippine assets of Sterling Energy Plc. into a new company called Forum Energy Plc.  Forum Energy (FEP) subsequently obtained a listing on the Alternative Investment Market (“AIM”) of the London Stock Exchange and raised funding through a pre-IPO (initial public offering) and then later a full IPO.  FEC Resources ended up owning 36.7% of FEP as at Dec. 31, 2005, recorded at $21,867,173 as at that date.  In the disposition of our assets the transaction was valued for accounting purposes at £1.00 per share received for the 9,996,000 we received.  The result was that we recorded a gain on disposition of $24,758,061.

The consolidated accounts show our income for the year ended December 31, 2005 of $20,712,268 or $0.12 per share, after extraordinary items.

Our General and Administration Expenses were $3,335,133 for the year ended December 31, 2005 versus $3,069,950 for the same period in 2004.  The Company recorded an amortization expense of $1,047 for 2005 versus $268,185 for 2004.  The difference was due to the amortization on the Philippine assets the Corporation held until May 18, 2005.  Accretion on long term debt was $57,927 versus $328,029 for the previous year.  This was also due to the sale of the Philippine assets on May 18, 2005 which resulted in a partial year’s accretion being recorded in 2005.  Interest expense for the year was $507,326 versus $13,115 for the previous year.  The difference of $494,211 was mainly a result of the interest paid on outstanding fees and accrued or paid on debentures.

Gain on disposition of investments was $24,777,475 for 2005 versus a loss of $45,565 for 2004.  The difference was due to the gain recorded on the disposition of the Corporations assets to FEP where the Corporation received 9,996,000 shares of FEP valued at £1.00 per share.

Loss on write-down of investments was $52,233 for 2005 versus $950,568 for 2004.  This reflected the change in market value of the Langley Investment Trust plc. shares held by the Corporation.

Gain on dilution of investment in FEP was $754,827 in 2005 versus nil for 2004.  This gain was recorded as the Corporation’s position in FEP was diluted from its original position in an initial public offering by FEP which is treated as if the Corporation sold shares itself.  Equity in loss of investment in FEP was

$(713,843) for the year versus nil for the previous year, as under the equity method of accounting the Corporation is required to report its share of net income or net loss in its Statement of Operations and reduce or increase its investment by the same amount.

Impairment of property, plant, and equipment was nil in 2005 versus $2,617,821 in 2004 when the investment in FEI’s Manila Bay project was written-off since the license expired.

Fiscal Year Ended December 31, 2004 versus Fiscal Year Ended December 31,2003

During the fiscal year ended December 31, 2004, we continued to focus our efforts on creating shareholder value through the acquisition of, or participation in, the development of international  petroleum projects. Our primary focus at this time is on opportunities in the Philippines.

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

In the United States, reporting standards for auditors require the addition of an explanatory paragraph  when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see Comments by Auditors for US readers on Canada-US Reporting Differences)

Fiscal Year Ended December 31, 2003 versus Fiscal Year Ended December 31,2002

During the fiscal year ended December 31, 2003, we continued to focus our efforts on creating shareholder value through the acquisition of, or participation in, the development of international  petroleum projects. Our primary focus was on opportunities in the Philippines.

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

We  experienced significant operating losses and fund outflows from operations in the years ended December 31, 2003 and 2002, had a $283,314 working capital deficiency at December 31, 2003 and have no producing properties. Our ability to continue as a “going concern” is dependent on achieving profitable operations, and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph  when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see comments by auditors for US readers on Canada-US reporting differences)

Liquidity and Capital Resources

The working capital at December 31, 2005 was $23,196,604 (year ended December 31st 2004 – deficit $998,315) and shareholders’ equity was $21,362,972 (2004 deficit - $2,152,807).  During the year the Corporation raised US$970,000 through the issue of Convertible Debentures to fund its ongoing operations and development.  The terms of these debentures are a 10% interest bearing debenture, interest payable quarterly, with conversion into FEC shares at a price of US$0.05 per share, or alternatively into shares of FEP that the Corporation owns at 1 British Pound per share.  Also during the year the Corporation commenced a convertible debenture offering of £1,400,000 British Pounds.  The debenture offering closed subsequent to year end as described in Note 14 to the audited consolidated financial statements of the Corporation.  With the cash sales proceeds received for the sale of FEI to FEP and proceeds from the Convertible Debenture issue, the Company should be positioned to have sufficient liquidity to maintain its reduced operations until such time as the FEP shares are freely tradable.

Should the share price of the Corporation remain above US$0.10 for a period of more than 30 trading days the Corporation will be permitted to draw-down an additional US$500,000 under the GEM/HEM convertible debenture facility.

Cash used in operating activities for the year was $2,085,860 versus $1,249,392 for the previous year mainly as a result of the differences described in the results of operations above.

Cash provided by investing activities was $859,942 versus cash used in the previous year of $55,893.  The increase was mainly a result of the proceeds from the sale of investments of $416,885 in addition to the funds received from FEP offset by the advance on investments.

Cash provided by financing activities was $2,215,324 for the year versus $1,303,284 for the previous year.  The increase was a result of the debenture proceeds received during the year.

Capital Resources

Until May 18th, 2005 the Corporation has been responsible for meeting the entire working capital requirements for the current year of the oil and gas properties of Forum Exploration, Inc. of which the Corporation once owned 66 2/3%. The working capital requirements for the oil and gas operations were based on the work program agreed to between Forum Exploration, Inc. and the Department of Energy of the Philippines.  The general and administration costs ran approximately US$25,000 per month and the work program exploration requirements have been met for 2003 and 2004.

Based on the announcement that the Corporation vended its Philippine assets into Forum Energy Plc along with the Philippine Assets of Sterling Energy Plc, a new work program was designed to develop all of the assets in conjunction with a new public offering to raise sufficient working capital to meet this program.  Forum Pacific Inc., the minority shareholder in Forum Exploration, Inc., was now responsible for meeting its share of cash calls from January 1, 2005 and the Corporation assumed the position of a major shareholder of Forum Energy Plc.  This eliminated the Corporations further direct funding obligation to Forum Exploration, Inc.  On May 18th 2005 the Corporation transferred its controlling interest in FEI to Forum Energy Plc of which it had 36.7% interest in on December 31, 2005.  After the successful completion of a pre-IPO and IPO by FEP, the Corporation’s investment in Forum Energy Plc was diluted to this level where the investment is less than a controlling interest and the Corporation has divested itself of the asset in return for an investment being recorded by using the equity method.  The Corporation expects that in the future its investment will be further diluted to less than 20%.

In order to fully earn our 40% interest in the joint venture with PGI, we are required to fund a total of US$1,000,000 of the work program by October, 2006.  To date we have funded US$700,000.

Contractual Obligations

Pursuant to our Agreement with PGI we are required to fund a total of US$1,000,000 for the planned exploration work program by October 2006.

We are committed by contract to pay our CEO at the rate of US$7,500 per month until January 2007 and to our CFO and Corporate Secretary  at the rate of US$12,000 per month until January 2007.

We may still need to raise additional funds if the results of our exploration programs demonstrate that either further exploration or development of our properties is warranted. No assurance can be given such financing will be available to us when required, or on commercially viable terms.   See “RISK FACTORS.”

Critical Accounting Policies

The Financial Statements have been prepared in accordance with Canadian GAAP. A summary of significant accounting policies is presented in Note 2 to the Financial Statements.  Most accounting policies are mandated under Canadian GAAP, and therefore do not have the ability to select alternatives.  However, in accounting for oil and gas activities, companies have a choice between two acceptable accounting policies: the full-cost and the successful efforts method of accounting.

We follow the full-cost method of accounting for oil and natural gas activities whereby, all costs of acquiring, exploring and developing oil and natural gas properties are capitalized, including unsuccessful drilling costs and administrative costs associated with acquisition and development.

Under the full-cost method of accounting, an impairment test is applied to the overall carrying value of property, plant and equipment for each cost centre on a country by country basis with the proved reserves using commodity prices at period end.

Under Accounting Principals Board (“APB”) Opinion 25 the repricing of outstanding stock options under a fixed price stock option plan results in these options being recognized as variable price options from the date of the modification until they are exercised, forfeited or expire. Accordingly, changes in the intrinsic value of the stock options from the modification date to the period end date would be recognized in the consolidated statements of loss as adjustments to General and Administrative Expense.

As described in Note 7 to the Financial Statements, the Corporation has granted stock options to selected employees, Directors and Oofficers. For U.S. GAAP purposes, Financial Accounting Standard (“FAS”) 123, “Accounting for Stock-Based Compensation,” requires that an enterprise recognize, or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost by the intrinsic value method set out in Accounting Principles Board Opinion 25.  Under APB Opinion 25, as options are granted at exercise prices based on the market value of the Corporation’s shares at the date of grant, there is no compensation expense relating to APB Opinion 25 recorded.  In December 2004 FAS 123 was amended to require that all employee stock options be recorded using the fair value method for all periods beginning after December 15, 2005.  Early adoption of this method was encouraged and the Company adopted amended FAS 123 in fiscal year 2004, utilizing the Modified Prospective Method.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on our reported financial result and financial condition.  The required process of estimating reserves of natural resources is critical to several accounting estimates that appear in our financial disclosures.  It requires significant judgments based on available geological, geophysical, engineering and economic data.  These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs, and royalty burdens change.  Reserve estimates impact net income through depletion and the application of an impairment test.    Revisions or changes in the reserve estimates can have either a positive or negative impact on net income.

Recent Canadian Accounting Related Pronouncements

Full-Cost Accounting Guideline

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 16, “Full Cost Accounting” for years beginning on or after January 1, 2004.  The new guideline updates reserve definitions to include the standards of National Instrument (“NI”) 51-101, sets criteria for accounting for disposals of properties and defines the method to be used to deplete and depreciate capitalized costs.  The guidelines also set standards for presentation and disclosure under full-cost accounting. Adoption of the guideline is not expected to have a material impact on the Financial Statements of our Company.

Stock Based Compensation

In September 2003, the CICA amended Handbook section 3870 regarding “Stock Based compensation and Other Stock Based Payments”. The amendment requires that companies recognize an expense in the financial statements for the stock based payments based on the fair value method beginning January 1, 2004.  In December 2004 FASB issued amended FAS 123 requiring that companies recognize an expense in the financial statements for stock based payments based on the fair value method of accounting beginning June 15, 2005 with early adoption being encouraged.  The Company adopted amended FAS 123 for fiscal 2004 and used the Modified Prospective Method for recording the transition.

Asset Retirement Obligations

In December 2002, the CICA issued Handbook Section 3110,”Asset Retirement Obligations”.  This standard requires recognition of a liability representing the “fair value” of the future requirement obligations associated with property, plant and equipment.  This “fair value” is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The standard is effective for all fiscal years beginning on or after January 1, 2004 and did not have an impact on the Financial Statements of our Company for fiscal years 2004 and 2005.

Business Conditions and Risks

The business of exploration, development and acquisition of oil and gas and mineral reserves involves a number of uncertainties and, as a result, we are exposed to a number of risks inherent in the resource industry.  Operationally, we face risks that are associated with finding, developing and producing resource reserves.  These include risks associated with drilling economic risk, environmental and safety concerns, and access to processing facilities.  The financial risks that are not within our control include the fluctuation in commodity prices and interest rates.

We mitigate risk through the competence of our management team, and safety and environmental programs that meet or exceed regulations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A.   Directors and Senior Management

The following table lists, as of  the date of this report, the names, ages, functions and areas of experience in our operations of all the Directors and Senior Management. Each Director will serve until the next Annual General Meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with our charter documents. The Executive Officers serve at the pleasure of the Board of Directors.

Name	Age	Position/Area of Experience/Function
Larry W. Youell (3) Barry Stansfield (1)(2)(3) Riaz Sumar Dr. Walter Brown (1)(2)(3) Mark Crandall	63 55 36 73 47

Director since June 1998, Chairman April 2003, CEO effective May 2005

Director since April 2003, Chairman effective May 2005

Director, CFO since May, 2005

Director since May 2005

Director since June 2006

(1)

Member of Audit Committee in 2005.

(2)

Member of Compensation Committee in 2005

(3)

Member of the Corporate Governance Committee in 2005

Resignations

The following persons were members of our Board of Directors as of December 31, 2002 and later resigned as of the dates indicated:

Mr. Stephen Jacobs resigned effective March 25, 2003.

Mr. David Robinson resigned effective April 30, 2003 but was re-appointed a Director and President and Chief Executive Officer on December 8th, 2003.  He subsequently resigned on May 18th 2005 to join Forum Energy Plc as CEO.

In addition, Mr. David Harrison resigned as our Corporate Secretary effective May 13, 2003 and Mr. Riaz Sumar was appointed as his replacement. Subsequently, Mr. Riaz Sumar resigned as Corporate Secretary and was replaced by Mr. David Thompson in August 2003.

Following the Extra-ordinary Shareholders Meeting of May 18th 2005, Messrs. Robinson and Thompson resigned to join the Board and Executive of Forum Energy Plc, and Mr. Larry Youell was appointed Chief Executive Officer and Mr. Riaz Sumar Chief Financial Officer.  Two new Board members joined to fill the vacancies being Mr Robert Lynch, aged 72 and Dr. Walter Brown, aged 65.

Mr. Robert Lynch did not stand for re-election as a Director or Officer at the Company’s June Annual General Meeting and Special Meeting of Shareholders, and was replaced by Mr. Mark Crandall.

Information About our Directors and Officers

Mr. Larry Youell, President, Chief Executive Officer and Director

Mr. Youell was born and raised in Calgary, Alberta. He received his Honours degree in Business from the University of Western Ontario in 1963 and a Masters in Business Administration from that university in 1968.  Prior to joining our Company, Mr. Youell spent 21 years with Consumers Gas Company Limited and its subsidiaries ("Consumers"), in a variety of roles with increasing responsibility, including Senior Vice President Operations, and Senior Vice President of Business Support. He was also President of Rose Technology, and General Manager of Consumers' largest division. Prior to joining Consumers, Mr. Youell was a Management Consultant with an international base of clients.. Mr. Youell has been active in charitable causes, including serving as Chair of the Arthritis Society in Ontario, and lead roles in fund raising for United Way and Skylight Theatre. He is also Past Chair of the Ontario Natural Gas Association, and International Approvals Services Inc. Mr. Youell is the uncle of David

Robinson, a former Director and Officer of the Company.

Mr. Barry Stansfield, Director & Chairman

Barry Stansfield is an independent Director with broad business experience spanning over 30 years. He was co-owner and Managing Director of Stansfield Lake, a London-based marketing company until that company was acquired by Communicator Plc.  He is also a partner in a private property investment company based in southern England.

Mr. Riaz Sumar, Director and Chief Financial Officer

A resident of Calgary, Canada, Mr. Sumar has extensive financial experience with public companies. Mr. Sumar was previously Financial Controller of Forum Energy Corporation from 1996 to 2003. Mr. Sumar was previsouly the CFO of TransAKT Corp. and previously CFO of TSX-listed, North American Gem Inc. He received the designation of Certified General Accountant in 1997.

Dr. Walter Brown, Director

A resident of Manila, Philippines, Dr. Walter Brown has extensive experience with resource and public companies, and is also currently Chairman and CEO of TSX-listed Philex Gold Corporation.

Mr. Mark Crandall

From 1993 to 2005, Mr. Crandall was a founding partner of Trafigura Baheer BV.  Currently Mr. Crandall is a  Director of Postscriptum Ltd.,, an investment advisory company.

None of our Directors and/or Executive Officers, or those persons to be appointed, have been the subject of any order, judgment, or decree of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business, or of theft, or of any felony.

There are no other arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive officer. Except as disclosed above, there are no family relationships between any two or more Directors or Executive Officers.

B.  Compensation.

We have committed to pay our Directors the following consulting fees or Directors fees on a monthly basis:

 Larry Youell

US$7,500

 Barry Stansfield

US$3,500

 Riaz Sumar

US$12,000

 Mark Crandall

US$1,000

 Dr. Walter Brown

US$1,000

In addition, the Board of Directors may award special remuneration to any Director undertaking any special services on our behalf, other than services ordinarily required of a Director. Other than as indicated below, no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

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

No funds were set aside or accrued by us during the year ending December 31, 2005 to provide pension, retirement or similar benefits for Directors or executive officers. Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our Directors or executive officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2005 and 2004 to our Directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31,2005

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
David R. Robinson	$55,448	$0.00	$55,448
Larry W. Youell	$57,652	$0.00	$57,652
David G. Wilson	$5,545	$0.00	$5,545
David M. Thompson	$81,134	$0.00	$81,134
Barry Stansfield	$35,595	$0.00	$35,595
Riaz Sumar	$41,741	$0.00	$41,741
Walter Brown	$6,650	$0.00	$6,650
Robert Lynch	$8,993	$0.00	$8,993
Total US	$292,758	$0.00	$292,758

(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Director Compensation for Fiscal Year ended December 31,2004

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
David R. Robinson	US$72,000	US$56,818	US$128,818
Larry W. Youell	US$24,000	US$22,495	US$46,495
David G. Wilson	US$12,000	US$8,820	US$20,820
David M. Thompson	US$72,000	US$17,045	US$89,045
Barry Stansfield	US$12,000	US$27,273	US$39,273
Total US$	US$192,000	US$132,451	US$324,451

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

Stock Options Granted and Outstanding

Name	Expiry Date	Exercise Price	Number
Larry Youell	26-Apr-08	$ 0.08	1,036,932
	26-Apr-08	$ 0.31	170,455
	31-Jan-10	$ 0.0723	220,000
	25-Oct-10	$ 0.0550	2,000,000
Riaz Sumar	26-Apr-08	$ 0.08	200,000
	02-Aug-10	$ 0.079	1,000,000
	25-Oct-10	$ 0.055	2,000,000
David Robinson	26-Apr-08	$ 0.08	414,773
	26-Apr-08	$ 0.43	1,000,000
	26-Apr-08	$ 0.31	68,182
Donald Blackett	26-Apr-08	$ 0.08	100,000
Timothy Strong	31-Jan-10	$ 0.0723	80,000
Barry Stansfield	26-Apr-08	$ 0.08	1,659,090
	26-Apr-08	$ 0.31	272,726
	31-Jan-10	$ 0.0723	80,000
	25-Oct-10	$ 0.0550	2,000,000
David Thompson	26-Apr-08	$ 0.08	1,036,932
	26-Apr-08	$ 0.31	170,455
AMS Limited	31-Jan-10	$ 0.0723	1,000,000
Energy Services Group	09-Dec-09	$ 0.10	1,000,000
Eastmark Limited	31-Jan-10	$ 0.0723	3,975,000
International Asian Investment Holdings	31-Jan-10	$ 0.0723	1,855,000
Saranova Limited	31-Jan-10	$ 0.0723	1,855,000
Laval Capital Limited	31-Jan-10	$ 0.0723	1,455,000
Walter Brown Dr.	02-Aug-10	$ 0.079	1,000,000
Robert Lynch	02-Aug-10	$ 0.079	1,000,000
			26,649,545

C.  Board Practices

We have an Audit Committee, a Compensation Committee, and a Corporate Governance Committee.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the Audit Committee are Barry Stansfield and Walter Brown.  Previously Mr. Robert Lynch was also on the Audit Committee but he did not stand for re-election at the Company’s Annual Meeting on June 26, 2006.  Members of the Company’s Audit Committee for 2006 are Barry Stansfield, Mark Crandall, and Walter Brown.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the compensation committee in 2005 were Barry Stansfield, Robert Lynch and Walter Brown.   The members of the Company’s Compensation Committee for 2006 are Barry Stansfield, Mark Crandall, and Walter Brown.

Corporate Governance Committee The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, Directors, and with both our Canadian and United States counsel, in order to not only report to the Board of Directors any matters which should be the subject of either public disclosure or remedial action but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the Corporate Governance Committee are  Larry Youell, Walter Brown, and Barry Stansfield.

D. Employees

As of December 31, 2005, the Company had no employees.

E.  Share Ownership

The following table lists as of July 13, 2006, the share ownership of our directors and executive officers.

The following table sets forth certain information as of July 13, 2006 regarding the ownership of our common stock by (i) each beneficial owner more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all of our Directors and Executive Officers as a group. Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 46 Royal Ridge Rise NW, Calgary, AB, T. We believe T3G 4V2 that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated. Percentage of class in the following table is calculated individually based on the following formula: (Shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the Director or Officer). The total shares outstanding on July 13, 2006 was  235,043,765.

Name of Registered Shareholder owning 5% or more of the outstanding shares:	Number of Shares	Percent of Class
Indexa Corp.*	50,000,000	21.27
Langley Park Investment Trust	27,000,000	11.49
Westmark Limited	20,440,000	8.78
Name of Director and/or Officer and number of shares held:
Larry Youell	190,780	-
Barry Stansfield	216,539	-
Walter Brown	-	-
Mark Crandall **	3,772,000	1.60
Riaz Sumar	-	-
Number of shares held by all Directors and Officers as a group:	4,179,319	-

* 30,000,000 of these shares are held in escrow and will only be released on commerciality of MPSA148 being declared

** 257,000 of these shares are held in the name of PostScriptum Ventures which Mark Crandall has beneficial control over.  In addition, but not included in the table above, PostScriptum Ventures purchased and converted outstanding PacGeo debentures for  4,883,091 shares which are being registered in their name from escrow.

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

Warrants Held by Directors and Officers

Name	Number of share Purchase Warrants	Exercise Price	Expiration Date
None	None

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. Currently, we are not controlled directly or indirectly by another corporation or any foreign government.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of control in the Company other than as noted above.

The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 22, 2006 the shareholders’ list showed 799 registered shareholders and 235,043,665 shares outstanding. The number of shares held by U.S. residents was 47,952,645 , representing 20.40% of the total issued and outstanding shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. We are not controlled, directly or indirectly, by another corporation or any foreign government. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of the Company’s voting securities as of June 22, 2006:

Name	Number of Shares Owned	Percentage of Class
Indexa Corp.*	50,000,000	21.27
Langley Park Investment Trust	27,000,000	11.49
Westmark Limited	20,440,000	8.78

There are no arrangements, known to the Company, the effect of which may at a subsequent date result in a change of control in the Company other than as noted in Item 5 Operating and Financial Overview and Prospects.

As at June 22,  2006 management is not aware of any person holding a greater than 5% registered interest in any class of the Registrant's voting securities other than as set forth above. The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 22, 2006 the shareholders’ list showed 799 registered shareholders and 235,043,665 shares outstanding. The number of shares held by U.S. residents was 47,952,645 , representing 20.40% of the total issued and outstanding shares

B.  Related Party Transactions

During the fiscal year ended December 31, 2005 General and Administrative Expenses included fees charged by Directors, Officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $337,867 (2004 - $329,661).  Included in accounts payable and accrued liabilities at December 31, 2005 is $273 (2004 - $471,609) owed to Directors, Officers and/or companies controlled by them.

At December 31, 2005 all short term loans outstanding to companies controlled by directors and officers had been repaid.  At December 31, 2004, the Company owed short-term loans totaling $317,922 to companies controlled by Directors and Officers of the Company.  These short loans were non-interest bearing, unsecured and with no specific repayment terms.  On repayment the lenders received 1,159,181 common shares at US$0.07 (Cdn$0.083) per share for a total of $96,212 by way of a bonus for lending funds to the Company without terms of interest or repayment.

* Note Item 7.C not required for this Annual Report.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Financial Statements and Other Financial Information

See “Item 17. Financial Statements."

We know of no pending legal or arbitration proceedings, including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor are we involved as a plaintiff in any material pending litigation.

We know of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to us, or our subsidiaries, or has a material interest adverse to us or our subsidiaries.

We have not declared any dividends for the last five years, nor do we intend to declare any dividends in the foreseeable future.

B.  Significant Changes/Developments

i) On May 18, 2005, the Company disposed of its interest in FEI to FEP for 9,996,000 common shares of FEP.  The gain on the disposition of FEI is summarized as follows:

Proceeds: 9,996,000 shares of FEP valued at $2.3214 per share	$ 23,204,714
Less: carrying value of FEI	(3,141,881)

20,062,833
Add: Recovery of prior impairment charges incurred by FEI	4,695,228

Gain on disposition of FEI	$ 24,758,061

The investment in FEP at December 31, 2005 is summarized as follows:

Carrying value of FEP at date of acquisition	$ 23,204,714
Less: funds received from FEP	(1,378,525)

21,826,189
Gain on dilution of investment in FEP as a result of FEP undertaking an initial public offering	754,827
Equity loss in investment of FEP for the period ended December 31, 2005	(713,843)

$ 21,867,173

The Company’s interest in FEP was diluted during the year from a high on May 18, 2005 of 57.42% to 36.72% resulting in the use of the equity method of accounting for its investment.

ii) By an agreement dated December 7, 2005, which closed on April 1, 2006, Transpacific Mining Limited (“TML”) sold us a 35% equity interest in Metalore Mining Corporation (“MMC”), a Philippine company which owns and operates a 64 Hectare license (approx. 158 acres) situated in close proximity to Manila, in consideration for US$500,000.  In addition, due to debt conversions by other shareholders of MMC, in order to maintain the 35% interest, a loan outstanding at December 31, 2005 of US$50,000 and a payment subsequent of US$37,000 were converted into equity of MMC.

iii) By a memorandum of an agreement dated January 2, 2006 and a settlement and release agreement dated May 11, 2006, we agreed to acquire a 40% interest in a mining project in the Philippines in partnership with Philex Gold, Inc. (“PGI”).

The project concerned is the Mining and Production Sharing Agreement (“MPSA”) between PGI and the Government of the Philippines, which comprises 2,306 hectares (approx. 5,700 acres).  We agreed to acquire the interest in the project by way of assignment from Indexa Corp. (“Indexa”) to us of an Agreement between Indexa and PGI.  Indexa is a Philippine company who had entered into a sole Agreement with PGI for the rights to a joint exploration program.  Indexa has assigned its rights and obligations in their entirety to us, pursuant to which a new Philippine Joint Venture Company is to be formed of which we will initially own 40% and Philex Gold Inc. will own 60% equity interests respectively.  For this assignment, Indexa received US$100,000 plus 20,000,000 of our shares.  An additional 30 million shares were deposited into escrow and will be paid to Indexa in the event that the MPSA is declared commercial.

Our commitments with respect to this project were to provide an initial US$250,000 signature bonus to PGI (paid), pay a fee of US$100,000 plus 20,000,000 of our shares to Indexa (paid) and then for us to contribute to the Joint Venture Company a total of US$1,000,000 from January 1, 2006 through to October 31, 2006 being estimated as sufficient funding to complete the planned exploration and prospect work program.  To date we have contributed US$700,000 for this commitment.

Upon completion of the planned exploration program, we have the option to increase our equity interest in the Joint Venture Company to 60% by arranging or contributing by way of repayable loan up to US$10,000,000 as the initial contribution to mine development and production by the Joint Venture Company.

iv) In October 2004, PACGEO, a Delaware company, signed a debenture purchase agreement with HEM Mutual Assurance LLC (“HEM”) and Highgate House LLC (“Highgate”) to permit PACGEO to purchase 5-year 1.5% convertible notes totaling US$1,000,000.  This convertible debt was sold in six different notes of which $441,000 was issued under First Debenture A with HEM, First Debenture B for $49,000 with Highgate, Second Debenture for $9,000 and $1,000 with HEM and Highgate, respectively.  First Debenture A and B are convertible at the lesser of $0.10 and 125% of the average of the closing bid price per share of PACGEO stock during 5 trading days immediately preceding the conversion, or 100% of the average of the three lowest closing bid prices during the 40 trading days immediately prior to conversion date (in whole or part).  The Second Debenture has a fixed conversion price of $0.01 per share.

First Debenture C for $450,000 and First Debenture D for $50,000 in favour of Highgate (which has not been drawn down as the trading price for the shares needed to be above 10 cents for a continuous 30 trading days).  In order to facilitate the conversion process PACGEO lodged 10,000,000 common shares with the Escrow agent for HEM from treasury against future conversion.

On October 22, 2004, the Second Debenture was partially converted for $10,000 and the debenture holder received 900,000 common shares for their $9,000 conversion.  The conversion price on the second debenture was set at $0.01 per share.  The remaining debentures are convertible at the formula stated above.  During the fiscal year ended December 31, 2005, an additional $133,000 was converted for a total of 2,300,000 common shares.

The balance of the debt of US$358,000 was bought by third parties from HEM and Highgate and converted into our common shares.  The total number of common shares issued on based on the conversion formula of the US$358,000 was 9,872,979.

v) In May 2005, we issued convertible debentures totaling $1,223,364 (US$970,000).  Each debenture bears simple interest at the rate of 10% per annum and matures at the earliest of full repayment or April 30, 2010.  The debentures were sold in units of US$10,000 with US$5,000 warrants.  Each debenture is convertible into our common shares at US$0.05 per share or shares of FEP at US$1.923 per share (Note 4).  Each warrant is convertible into common shares of FEP at US$1.923 per share.

vi) On January 19, 2006, we closed an offering of debentures amounting to 1,400,000 British Pounds.  These debentures mature on December 1, 2007 and interest is calculated at 10% per annum.  The first year’s interest was payable in advance on the closing date and the second year’s interest is payable on in arrears on the maturity date.  The first year’s interest has been paid by us.

At any time before or on the maturity date, and provided that the debt has not been fully repaid, the holder shall have the right to convert all or any portion of the convertible indebtedness owing to it as at the date of election into:

Our common shares, the number of such shares to be based on the 10 day average closing bid price of  our shares prior to the date of the debenture being issued. The holder will also receive a cash bonus of our common shares for conversion for the amount calculated as 1/2 of the difference between FEP share price on the date of the debenture being issued and the FEP share price on the date of maturity or conversion, i.e. the FEP share price at the date of conversion or maturity minus the FEP share price on issuance of debenture x 50%.

The debenture is secured by way of a charge over the shares of FEP held by the Company totaling 200% of the principal amount invested.

On maturity the holder may also choose one of the following in lieu of conversion into common shares of the Company:

i)

A cash repayment of the outstanding principal and interest plus 25% of the outstanding principal as a bonus for not converting into shares; or

ii)

A cash repayment of the principal and interest, plus a cash bonus for not converting into shares, calculated as 1/2 of the difference between the FEP share price on the date of the debenture being issued, and the FEP share price on the date of maturity i.e. the FEP share price at the date of maturity minus the FEP share price on issuance of debenture x 50%.

ITEM 9.  THE LISTING

A.  Listing Details and Markets

Our common shares originally traded on the Vancouver Stock Exchange (“VSE”) in British Columbia, Canada under the symbol “TPC”. Trading on the VSE commenced on May 25, 1983. We voluntarily de-listed from the VSE on August 6, 1999. Our common shares are traded on the NASDAQ SMALL CAP BOARD under the symbol “TCXXF”. Trading commenced on NASDAQ on October 30, 1989. Our shares were de-listed from the NASDAQ SMALL CAP Board on September 22, 1999. Our shares now trade on the OTC – Bulletin Board under the symbol “FECOF”.

The table below lists the high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each year within the five most recent fiscal years.

NASDAQ Small Cap/OTC Bulletin Board Stock Annual Price History - Common Shares

(US Dollars)

Year Ended	High	Low
12/31/05	$0.15	$0.03
12/31/04	$0.62	$0.07
12/31/03	$0.66	$0.08
12/31/02	$0.61	$0.08
12/31/01	$2.063	$0.09

The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years.

OTC Bulletin Board Stock Trading Activity - Common Shares

(US Dollars)

Quarter Ended	Volume	High	Low
12/31/05	11,451,781	0.08	0.03
9/30/05	11,109,007	0.09	0.05
6/30/05	5,832,807	0.10	0.05
3/31/05	9,713,695	0.15	0.05
12/31/04	3,483,400	0.26	0.07
9/30/04	1,417,800	0.34	0.14
6/30/04	3,504,820	0.45	0.21
3/31/04	1,496,148	0.62	0.37

.

The table below highlights for the most recent six months the high and low market prices for each month of our common shares on the OTC Bulletin Board.

OTC Bulletin Board Stock Monthly Price History - Common Shares

(US Dollars)

Month Ended	High	Low	Volume
05/31/06	0.06	0.04	1,049,742
04/30/06	0.06	0.05	1,314,827
03/31/06	0.06	0.05	1,541,239
02/28/06	0.07	0.05	2,7951,94
01/31/06	0.08	0.05	1,303,194
12/31/05	0.05	0.03	1,684,987

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for the common shares.

On June 22, 2006 the shareholders’ list showed 799 registered shareholders and 235,043,665 shares outstanding. The number of shares held by U.S. residents was 47,952,645 , representing 20.40% of the total issued and outstanding shares. Our shares are not registered to trade in the U.S. in the form of American Depository Receipts (ADR's) or similar certificates.

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

D.  Taxation

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of our  common stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who; are resident in the United States; have never been resident in Canada; deal at arm's length with us; hold their common stock as capital property; and who will not use or hold the common stock in carrying on a business in Canada.

This summary does not take into account provincial income tax consequences. This summary assumes that the publicly announced proposals will be enacted as proposed with the effective dates set out therein; otherwise, this summary assumes that there will be no other changes in law whether by judicial or legislative action.

If a non-resident were to dispose of common stock to another Canadian corporation which deals (or is deemed to deal) on a non-arm's length basis with the non-resident, and which, immediately after the disposition, is connected with the Company (i.e. which holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our issued and outstanding shares), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately, or eventually, by means of a deduction in computing the paid-up capital of the purchasing corporation.

Under the Canadian Tax Act, a gain from the sale of common stock by a non-resident will not be subject to Canadian tax, provided the stockholder (and/or persons who do not deal at arm's length with the stockholder) has not held a “substantial interest” in our shares (25% or more of the shares of any class of our equity securities) at any time in the five years preceding the disposition. Generally, the Canadian-United States Tax Convention (the “Tax Convention”) will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

In the case of any dividends paid to non-residents of Canada, the Canadian tax is withheld by us, which remits only the net amount to the stockholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate stockholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents of Canada from us are taxable by Canada as ordinary dividends.

This summary is of a general nature only and is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock, and should not be so construed. Each holder should consult his/her own tax advisor with respect to the income tax consequences applicable to him/her in his/her own particular circumstances.

E.  Documents on Display

The documents concerning us which are referred to in this Annual Report are either annexed hereto as exhibits (see Item 19) or may be inspected at our principal executive offices in Calgary, Alberta, Canada.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Currency Exchange Rate Sensitivity

The results of our operations are subject to currency translational risk, and currency transaction risk. Regarding currency translational risk, the operating results and financial position of our subsidiaries are reported in local currencies and then translated into Canadian dollars at the applicable exchange rate for preparation of our consolidated financial statements. The fluctuation of the U.S. dollar and Peso in relation to Canadian dollar will therefore have an impact upon profitability of our operations and may also affect the value of our assets and the amount of shareholders’ equity.

In regards to transaction risk, our functional currency is the Canadian dollar and our activities are predominantly executed using both the U.S. and Canadian dollars.  We have done a limited number of financings, and we are not subject to significant operational exposures due to fluctuations in these currencies.  Our common shares are listed on the OTC-BB and are bought and sold in US dollars. We have not entered into any agreements, or purchased any instruments, to hedge any possible currency risks at this time.

Interest Rate Sensitivity

We currently have no significant short-term or long-term debt requiring interest payments. This does not require us to consider entering into any agreements or purchasing any instruments to hedge against possible interest rate risks at this time. Our interest-earning investments are short-term. Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

Commodity Price Sensitivity

Our future revenue and profitability will be dependant, to a significant extent, upon prevailing spot market prices for oil and gas. In the past oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of, and demand for, oil and gas, market uncertainty, and a variety of additional factors that are beyond the control of the Company. We currently have no significant operating revenue.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15: CONTROLS AND PROCEDURES.

The Board of Directors has overall responsibility for reviewing our disclosure to ensure we provide full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically with respect to financial disclosure. The Audit Committee is responsible for reviewing our financial reporting procedures and internal controls to ensure full and accurate disclosure of our financial position.

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the"Exchange Act") as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on such evaluation, such Officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in our reports filed or submitted under the Exchange Act of 1933.

There were no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors, and the reserve evaluations prepared by our independent reserves evaluation engineering consultants. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board. Members of the Audit Committee during 2005 were Robert Lynch, Barry Stansfield, and Walter Brown.   New Audit Committee members will be appointed following our meeting of shareholders on June 26, 2006.

Our Board of Directors has determined that it has at least one independent financial expert serving on its Audit Committee . This individual is Mark Crandall.  From 1993 to 2005, Mr. Crandall was a founding partner of Trafigura Baheer BV.  Currently Mr. Crandall is a  Director of Postscriptum Ventures Ltd.,, an investment advisory company.  Mr, Crandall has significant experience in the review of financial statements and related information.

ITEM 16 B: CODE OF ETHICS.

We have adopted a formal “Code of Ethics” applicable to our principal executive officer, financial officer, accounting officer or controller, or persons performing similar functions. We believe that the Code of Ethics is reasonably designed to deter wrongdoing and to promote:

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

4.

The prompt internal reporting of violations of the standards to an appropriate person or persons identified in the standards; and

5.

Accountability for adherence to the standards of the Code of Ethics.

The Code of Ethics (in hard copy) is available for inspection in our Company’s headquarters during regular business hours.

In addition we practice corporate governance in accordance with rules and regulations in Canada.

Corporate Governance relates to the activities of the Board of Directors (the “Board) who are elected by and accountable to the shareholders, and takes into account the role of management who are appointed by the Board and who are charged with our on-going management. Our Board encourages sound corporate governance practices designed to promote our well being and on-going development,  having always as its ultimate objective our best long-term interests and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits our employees and the communities in which we operate. The Board believes that our corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by the Toronto Stock Exchange.

To better fulfill and implement the Board’s corporate governance policies, the Company has established a Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, Directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board of Directors in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. The members of the Corporate Governance Committee are Larry Youell, Barry Stansfield, and Walter Brown.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

The Company’s external auditors, Amisano Hanson, charged total fees of Can$67,868 all of which related to the audit of the annual Financial Statements for the year ended December 31, 2005  .  There were no fees associated with the filing of taxes.

The Company’s previous external auditors, KPMG LLP, charged total fees of Can$90,635 all of which related to the audit of the annual Financial Statements for the year ended December 31, 2004

ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

Not Applicable.

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 17 are found immediately below.

     Financial Statements:

Report of Auditors, dated April 17, 2006

Report of Auditors, dated May 18, 2005

Consolidated Balance Sheets at December 31, 2005 and December 31, 2004

Consolidated Statements of Loss and Deficit for the Years ended December 31, 2005, December 31, 2004, and December 31, 2003

Consolidated Statements of Cash Flows for the Years ended December 31, 2005, December 31, 2004, and December 31, 2003

Notes to the Consolidated Financial Statements

FEC RESOURCES INC.

(formerly Forum Energy Corporation)

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,

FEC Resources Inc.

(formerly Forum Energy Corporation)

We have audited the consolidated balance sheet of FEC Resources Inc. (formerly Forum Energy Corporation) as at December 31, 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and for the years ended December 31, 2004 and 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 18, 2005.

Vancouver, Canada	“AMISANO HANSON”
April 17, 2006, except as to Note 10(b), which is as of May 11, 2006	Chartered Accountants

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

(Signed) “KPMG LLP”

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

(Signed) “KPMG LLP

Chartered Accountants

Calgary, Canada

May 18, 2005, except as to note 14 which is as of July 14, 2005

FEC RESOURCES INC.

(formerly Forum Energy Corporation)

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(Stated in Canadian Dollars)

ASSETS	2005	2004

Current
Cash	$ 1,014,482	$ 25,076
GST receivable	21,100	4,767
Accounts receivable	-	71,930
Loan receivable – Note 10	58,280	-
Prepaid expenses	8,823	4,986
Investment in FEP – Note 4	21,867,173	-
Trading securities – Note 9	401,307	397,471

	23,371,165	504,230
Property, plant and equipment – Note 5	2,443	6,248,346
Advance on investments – Notes 10 and 14	873,700	-
Trading Securities – Other restricted – Note 9	-	518,346

	$ 24,247,308	$ 7,270,922

LIABILITIES

Current
Accounts payable and accrued liabilities – Notes 8(a) and 14	$ 174,561	$ 1,184,623
Short-term loans – Note 8(b)	-	317,922

	174,561	1,502,545
Long-term debt – Note 6	-	7,456,570
Convertible debentures payable, net – Notes 7, 11 and 14	1,399,893	464,614
Convertible debenture funds received – Note 14(b)	1,309,882	-

	2,884,336	9,423,729

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Share capital – Notes 7(b) and 14	10,732,164	10,225,131
Warrants – Note 7(c)	735,404	467,902
Contributed surplus – Note 7(e)	3,168,464	1,246,885
Equity portion of convertible debentures payable – Note 7(b)	296,148	188,751
Retained earnings (deficit)	6,430,792	(14,281,476)

	21,362,972	(2,152,807)

	$ 24,247,308	$ 7,270,922

Nature of Operations – Note 1

Commitments – Notes 7, 11 and 14

Subsequent Events – Note 14

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

“Larry Youell”	Director	“Riaz Sumar”	Director
Larry Youell		Riaz Sumar

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.

(formerly Forum Energy Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

for the years ended December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

General and administrative expenses
General and administration – Note 8(a)	$ 3,335,133	$ 3,069,950	$ 1,098,703
Amortization	1,047	268,185	173,658
Accretion on long-term debt – Note 6	57,927	328,029	153,679
Interest expense	507,326	13,115	11,177

	(3,901,433)	(3,679,279)	(1,437,217)

Other items:
Gain on disposition of investments – Note 4	24,758,061	-	-
Gain (loss) on disposition of trading securities – Note 9	19,414	(45,565)	-
Foreign exchange gain (loss)	(152,525)	65,632	39,620
Loss on write-down of trading securities – Note 9	(52,233)	(950,568)	-
Gain on dilution of investment in FEP – Note 4	754,827	-	-
Equity in loss of investment in FEP – Note 4	(713,843)	-	-
Impairment of property, plant and equipment – Note 5	-	(2,617,821)	-

Income (loss) before non-controlling interest	20,712,268	(7,227,601)	(1,397,597)

Non-controlling interest	-	8,533	41,467

Net income (loss) for the year	20,712,268	(7,219,068)	(1,356,130)

Deficit, beginning of the year, as previously reported	(14,281,476)	` (5,956,323)	4,600,193

Change in accounting policy – Note 3	-	(1,106,085)	-

Deficit, beginning of the year, restated	(14,281,476)	(7,062,408)	4,600,193

Retained earnings (deficit), end of the year	$ 6,430,792	$ (14,281,476)	$ (5,956,323)

Net income (loss) per common share
Basic	$ 0.12	$ (0.05)	$ (0.01)

Fully diluted	$ 0.10	$ (0.05)	$ (0.01)

Weighted average shares outstanding	175,619,805	149,900,000	113,700,000

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.

(formerly Forum Energy Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

Operating Activities
Net income (loss) for the year	$ 20,712,268	$ (7,219,068)	$ (1,356,130)
Non-cash items included in loss:
Amortization	1,047	268,185	173,658
Non-controlling interest	-	(8,533)	(41,467)
Accretion on long-term debt	57,927	328,029	153,679
Stock-based compensation	1,921,577	458,221	526,167
Unrealized foreign exchange	119,129	(21,810)	(37,112)
Compensation expense for warrants	267,502	428,807	-
Shares issued as bonuses	268,541	-	-
Shares issued for services	23,382	102,258	-
Gain on disposition of investments	(24,758,061)	-	-
Loss (gain) on disposition of trading securities	(19,414)	45,565	-
Gain on dilution of investment in FEP	(754,827)	-	-
Equity loss of investment in FEP	713,843	-	-
Impairment of property, plant and equipment	-	2,617,821	-
Allocation of equity portion of debt to interest	-	8,016	-
Loss on write-down of trading securities	52,233	950,568	-

	(1,394,853)	(2,041,941)	(581,205)
Net changes in non-cash operating working capital items related to operations:
GST receivable	(21,100)	-	-
Accounts receivable	76,697	(477)	11,552
Prepaid expenses	(3,837)	17,941	(19,935)
Accounts payable and accrued liabilities	(742,767)	775,085	107,183

	(2,085,860)	(1,249,392)	(482,405)

Investing Activities
Acquisitions of property, plant and equipment	(3,489)	(151,563)	(2,103,347)
Loan receivable	(58,280)	-	-
Advance on investments	(873,700)	-	-
Funds received from FEP	1,378,526	-	-
Cash paid for business combination	-	-	(94,559)
Proceeds from sale of investments – Note 9	416,885	95,670	27,776

	859,942	(55,893)	(2,170,130)

…/cont’d

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.

Continued

(formerly Forum Energy Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

	2005	2004	2003

Financing Activities
Short-term loans (repaid)	(317,922)	317,922	(83,652)
Debentures proceeds	2,533,246	657,008	-
Issuance of share capital, net of costs	-	81,802	2,738,888
Long-term debt	-	246,552

	2,215,324	1,303,284	2,655,236

Increase (decrease) in cash during the year	989,406	(2,001)	2,701

Cash, beginning of the year	25,076	27,077	24,376

Cash, end of the year	$ 1,014,482	$ 25,076	$ 27,077

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ 899

Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

FEC RESOURCES INC (formerly Forum Energy Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2005, 2004 and 2003

FEC RESOURCES INC.

(formerly Forum Energy Corporation)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2004 and 2003

(Stated in Canadian Dollars)

Note 1

Nature of Operations

FEC Resources Inc. (the “Company”) is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas reserves and the pursuit of other energy and mineral related opportunities.  The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks.  The success of the Company is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control.  On August 17, 2005, the Company changed its name from Forum Energy Corporation to FEC Resources Inc.

Note 2

Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and except as described in Note 15, conform in all material respects with accounting principles generally accepted in the United States of America.  The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

a)

Basis of Preparation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Tracer Petroleum International (“TPI”); TEPCO Ltd. (“TEPCO”) and Pacific Geothermal Energy, Inc. (“PACGEO”) and Forum Exploration Inc. (“FEI”), a 66.66% owned subsidiary.  FEI accounts are included until the date of disposition, May 18, 2005 (Note 4).  All significant intercompany transactions were eliminated.

Note 2

Significant Accounting Policies – (cont’d)

b)

Investments

i)

Investment in FEP

The Company’s investment in FEP is accounted for by the equity method.  The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value, adjusted thereafter to include the Company’s pro-rata share of post acquisition earnings of FEP.  The amount of the adjustment is included in the determination of net income by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post acquisition periods.  Profit distributions received or receivable from FEP will reduce the carrying value of the investment.  Investments accounted for on equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline.  If management has the intention of disposing of an investment within the next fiscal year, then the equity investment is reflected as current assets.

ii)

Trading Securities

Trading securities consist of equity securities held for trading and are accounted for at cost unless there has been a loss in value, at which time the securities are written down to market value.

c)

Property, Plant and Equipment

The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and development of oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

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

Note 2

Significant Accounting Policies – (cont’d)

c)

Property, Plant and Equipment – (cont’d)

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

Substantially all of the Company’s exploration, development and production activities are conducted jointly with others and accordingly these financial statements reflect only the Company’s proportionate interest in such activities.

The Company’s drilling equipment and well logging equipment are recorded at cost upon acquisition and depreciated on a straight-line basis over five years.

The Company depreciates its office furniture and fixtures, and transportation equipment at the rate of 30% per annum utilizing the declining balance method. It provides for a full year’s amortization of these assets in the year of acquisition.

Note 2

Significant Accounting Policies – (cont’d)

d)

Asset Retirement Obligation

Effective January 1, 2004 the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) new standard for accounting for asset retirement obligations (ARO). This standard requires that the fair value of the statutory, contractual or legal obligations associated with the retirement and reclamation of tangible long-lived assets be recorded when the related assets are put into use, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion, and amortization of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset.  The ARO liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

As at December 31, 2005 and 2004 the Company had no asset retirement obligations.

e)

Foreign Currency Translation

The accounts of the Company’s integrated subsidiaries have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end.  Non-monetary assets and liabilities at historical exchange rates.  Exchange gains and losses are credited or charged to income in the year incurred.

f)

Stock Option Plan

The Company has a stock-based compensation plan as described in Note 7.  Effective January 1, 2004, the Company has adopted the new accounting standard for stock based compensation, which requires the use of the fair value method for valuing stock option grants subsequent to January 1, 2002.  Under this method, compensation cost attributable to all share options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus.  Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Note 2

Significant Accounting Policies – (cont’d)

g)

Income Taxes

The Company follows the asset and liability method to account for income taxes.  Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the enacted substantively tax rates and laws expected to be in effect when these differences are expected to reverse.

Future income tax assets are recognized to the extent that realization of such assets is more likely than not.

h)

Loss Per Share

Basic loss per share is computed using the weighted average number of shares outstanding during the year.  Diluted loss per share is computed in accordance with the treasury stock method.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method.  For year ended December 31, 2004 the inclusion of the Company’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore they are excluded from the computation.

i)

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation in the current year.

Note 3

Changes in Accounting Policies

a)

Stock based compensation

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees, and applied the intrinsic value of accounting to employees stock options for stock options granted subsequent to January 1, 2002.

Note 3

Changes in Accounting Policies – (cont’d)

a)

Stock based compensation – (cont’d)

The CICA Accounting Standards Board has amended CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of the grant and is expensed over the awards vesting period.  In accordance with one of the transitional provisions permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004.  The Company has not restated prior year's reported amounts and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $1,106,085 and contributed surplus by the same amount.

Note 4

Disposal of FEI/Acquisition of FEP

On May 18, 2005, the Company disposed of its interest in FEI to FEP for 9,996,000 common shares of FEP.  The gain on the disposition of FEI is summarized as follows:

Proceeds: 9,996,000 shares of FEP valued at $2.3214 per share	$ 23,204,714
Less: carrying value of FEI	(3,141,881)

20,062,833
Add: Recovery of prior impairment charges incurred by FEI	4,695,228

Gain on disposition of FEI	$ 24,758,061

The investment in FEP at December 31, 2005 is summarized as follows:

Carrying value of FEP at date of acquisition	$ 23,204,714
Less: funds received from FEP	(1,378,525)

21,826,189
Gain on dilution of investment in FEP as a result of FEP undertaking an initial public offering	754,827
Equity loss in investment of FEP for the period ended December 31, 2005	(713,843)

$ 21,867,173

Note 4

Disposal of FEI/Acquisition of FEP – (cont’d)

The Company’s interest in FEP was diluted during the year from a high on May 18, 2005 of 57.42% to 36.72% resulting in the use of the equity method of accounting for its investment.

The operating results of FEI have been included in these financial statements using the equity method of accounting whereby only the Company’s share of net income is included in the financials and the assets and liabilities of FEI are not consolidated.  At December 31, 2005, the market value of the Company’s investment in FEP was $23,982,311.  Subsequent to December 31, 2005, the market value of the investment of FEP was $17,300,000.

The financial position and results of operations of FEP as at December 31, 2005 are summarized as follows:

Assets	$ 59,587,803

Liabilities	$ 127,050

Equity	$ 59,460,753

Net loss for the period ended December 31, 2005	$ (1,640,195)

The Company’s equity share in the loss of the investment in FEP was calculated as follows:
Prior to FEP IPO
$538,953 x 57.42%	$ 309,467
Subsequent to FEP IPO
$1,101,242 x 36.72%	404,376

$ 713,843

FEP is a related company by virtue of a common director.

Note 5

Property, Plant and Equipment

		Accumulated
		depreciation
		and	Net book
	Cost	impairment	value

December 31, 2005
Computer equipment	$ 3,489	$ 1,046	$ 2,443

December 31, 2004
Philippine Based Assets:
Oil and gas exploration and other costs: Drilling equipment	930,756	353,702	577,054
Well logging equipment and other costs	120,908	42,951	77,957
Deferred exploration costs	8,179,961	2,617,821	5,562,140

	9,231,625	3,014,474	6,217,151
Office furniture and fixtures	121,378	93,294	28,084
Transportation equipment	5,532	2,421	3,111

	$ 9,358,535	$ 3,110,189	$ 6,248,346

Deferred exploration costs include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest.

During the year ended December 31, 2004, the Company recognized the expiration of a Philippine’s exploration license and the resulting impairment of $2,617,821 of capitalized costs attributed to that license.

No overhead costs were capitalized during the year ended December 31, 2004.

These assets were assets of FEI and consequently were included in the disposal of FEI (Note 4) during the year ended December 31, 2005.

Note 6

Long-term Debt

Long-term debt was non-interest bearing, non-recourse, unsecured and related to previous funding of the deferred exploration costs by FEI’s former parent company (Forum Pacific Inc.).  The recovery of these advances was deferred until the Company commenced to earn revenue out of production from its exploration of Philippine properties, and then repayment was to be at a rate of 50% of the income generated by FEI until fully repaid.  The debt was fully discounted to fair market value using a discount rate of 10% and the face amount of the debt was P370,830,182 (CDN$9,148,206).   The debt was subject to accretion and an amount of $328,029 was recognized for the year ended December 31, 2004 (2003: $153,679).  This debt was debt of FEI and consequently was included in the disposal of FEI during the year ended December 31, 2005.

Note 7

Share Capital – Note 14

a)

Authorized:

Unlimited number of common shares without par value; and

Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

b)

Issued Common Shares:

	Number	Amount

Balance December 31, 2003	135,821,037	$ 6,771,207
Issued pursuant to exercise of stock options	1,491,040	1,482,615
Issued for services	371,569	102,258
Issued for exchange of shares – Note (i)	27,000,000	2,112,720
Issued for conversion of debenture	900,000	11,229
Issued to escrow for debenture financing – Note (ii)	9,100,000	-
Return to treasury	(100,000)	(13,218)
Cost of offering and other financing	-	(245,323)
Allocation of equity portion of debenture for conversion – Note (iii)	-	3,643

Balance, December 31, 2004	174,583,646	10,225,131
Shares issued on settlement of debts – at $0.07	333,333	23,382
Shares issued in respect of bonuses – Note 8(b) – at $0.083	3,243,957	268,541
Issued for conversion of debenture	2,300,000	163,933
Issued from escrow	(2,300,000)	-
Allocation of equity portion of debenture for conversion – Note (iii)	-	51,177

Balance December 31, 2005	178,160,936	$ 10,732,164

Note 7

Share Capital – Note 14 – (cont’d)

i)

On July 21, 2004 the Company entered into a stock purchase agreement with Langley Park Investments Plc (Note 9)

ii)

Shares issued in escrow to be held against possible conversion into equity on a Convertible Debenture issued in favour of HEM Mutual Assurance LLC and Highgate House LLC (Note 11).

iii)

The amount allocated to the PACGEO convertible debenture (Note 11) of $644,419 has been segregated into debt and equity components based on their respective fair values. The equity component represents the holder conversion right. It will continue to be disclosed separately in shareholders’ equity until the loan is either converted or repaid at which time it will be transferred to share capital. The amount allocated to equity on issuance was $192,394 and on December 31, 2004 the amount was reduced to $188,751 as a result of a credit to share capital in the amount of $3,643 reflecting a conversion of a portion of the debenture.  On December 31, 2005 the amount was further reduced by $51,177 to $137,574 as a result of additional conversions during the year.

The difference between the recorded value of the debt component and the face value of the debenture is amortized to income over the term of the debenture. During the year ended December 31, 2004, $3,207 was amortized.

The amount allocated to a US$970,000 convertible debenture of $1,223,364 has been segregated into debt and equity components based on their respective fair values. The equity component represents the holder conversion right. It will continue to be disclosed separately in shareholders’ equity until the loan is either converted or repaid at which time it will be transferred to share capital. The amount allocated to equity on issuance was $158,574.

The difference between the recorded value of the debt component and the face value of the debenture is amortized to income over the term of the debenture. During the year ended December 31, 2005 $19,448 was amortized.

Note 7

Share Capital – Note 14 – (cont’d)

c)

Warrants:

	Number	Amount

Balance December 31, 2003 and 2004	8,239,000	$ 467,902
Issued to Sterling North Africa Ltd. (i)	3,533,333	267,502
Expired	(2,539,000)	-

Balance December 31, 2005	9,233,333	$ 735,404

i)

The Company issued 3,533,333 warrants to Sterling North Africa Ltd. for the assistance in the sale of the Company’s interest in FEI to FEP (Note 4).  The warrants are exercisable until January 31, 2010 and allow the holder to purchase one common share in the capital of the Company for every one warrant held at US$0.0723 per share.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions

Dividend yield (%)	0.0%
Expected stock price volatility (%)	208%
Risk free interest rate (%)	2.5%
Expected life of options (years)	2 years

The following table summarizes warrants outstanding to acquire an equal number of common shares as at December 31, 2005:

Number of Warrants	Exercise Price	Expiry Date

5,700,000	US$0.08	April 26, 2008
3,533,333	US$0.0723	January 31, 2010

9,233,333

d)

Options:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years.  The options vest immediately.  At December 31, 2005 there were 26,649,545 stock options outstanding to purchase common shares at prices ranging from US$0.055 to US$0.43 per share.

Note 7

Share Capital – Note 14 – (cont’d)

d)

Options: – (cont’d)

		Weighted
	Number of	Average
	Options	Exercise
	Exercisable	Price/Shares

Outstanding and exercisable, December 31, 2003	1,907,121	US$0.22
Granted	6,900,000	US$0.18
Exercised	(697,831)	US$0.11
Cancelled/expired	(469,500)	US$0.18

Outstanding and exercisable December 31, 2003	7,639,790	US$0.18
Granted	1,750,000	US$0.19
Exercised	(1,491,040)	US$0.11
Cancelled/expired	(231,250)	US$0.24

Outstanding and exercisable December 31, 2004	7,667,500	US$0.18
Granted	19,600,000	US$0.07
Cancelled	(567,955)	US$0.1125
Expired	(50,000)	US$0.15

Outstanding and exercisable December 31, 2005	26,649,545	US$0.11

The following table summarizes stock options outstanding and exercisable at December 31, 2005:

Number of	Exercise
Options	Price	Expiry Date

4,447,727	US$0.08	April 26, 2008
681,818	US$0.31	April 26, 2008
1,000,000	US$0.43	April 26, 2008
1,000,000	US$0.10	December 9, 2009
10,520,000	US$0.0723	January 31, 2010
3,000,000	US$0.079	August 2, 2010
6,000,000	US$0.055	October 25, 2010

26,649,545

All incentive stock options granted in 2005 were recognized as compensation expense based on the estimated fair values of the options on the grant date.

Note 7

Share Capital – Note 14 – (cont’d)

d)

Options: – (cont’d)

The fair value of all options and warrants were estimated using a Black Scholes option-pricing model and based on the following assumptions:

	2005	2004	2003

Dividend yield (%)	0.0%	0.0%	0.0%
Expected stock price volatility (%)	202 to 208%	208%	185%
Risk free interest rate (%)	2.5%	2.5%	4.9%
Expected life of options (years)	2 years	2 years	1 year

At December 31, 2005, 35,882,878 shares of common stock were reserved including 26,649,545 shares reserved for issuance under stock option agreements and 9,233,333 reserved for issuance in conjunction with outstanding warrants.

e)

Contributed Surplus:

December 31, 2003	$ 526,127
Prior period adjustment related to stock-based compensation – Note 3(a)	1,106,085
Stock-based compensation	458,221
Extension of warrants	428,807
Transferred to share capital on exercise of options	(1,272,355)

December 31, 2004	1,246,885
Stock-based compensation	1,921,579

December 31, 2005	$ 3,168,464

Note 8

Related Party Transactions and Balances – Note 4

a)

Management and consulting fees:

During the year ended December 31, 2005 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $337,867 (2004 - $329,661; 2003 - $261,117).  Included in accounts payable and accrued liabilities at December 31, 2005 is $273 (2004 - $471,609; 2003 - $69,673) owed to directors, officers and/or companies controlled by them.

Note 8

Related Party Transactions and Balances – Note 4

b)

At December 31, 2005 all short term loans outstanding to companies controlled by directors and officers had been repaid.  At December 31, 2004, the Company owed short-term loans totaling $317,922 to companies controlled by directors and officers of the Company.  These short loans were non-interest bearing, unsecured and with no specific repayment terms.  On repayment the lenders received 1,159,181 common shares at US$0.07 (Cdn$0.083) per share for a total of $96,212 by way of a bonus for lending funds to the Company without terms of interest or repayment.

Note 9

Trading Securities - Other

On July 21, 2004 the Company entered into a Stock Purchase Agreement with Langley Park Investments LLC (“Langley”) in which the Company could issue and sell 27,000,000 common shares of the Company in exchange for the purchase of Langley stock based on the total purchase price divided by the conversion rate of the British Pound Sterling determined on July 31, 2004 (the “Langley transaction).  These shares are restricted shares with a 2 year hold from trading.  Under the agreement the exchange rate on that day was $1.8060 to £1 resulting in the issue of 3,018,172 shares of Langley.  The shares are subject to a price protection in favour of Langley.  The Company shares issued were valued based on the assets received as consideration, being Langley shares as they were deemed to be a more reliable indicator of the fair value of the transaction.  The opening share Langley share price was 0.31 pense or $0.70 per Langley share which valued the 27,000,000 issued at $2,112,720 based on the value of Langley shares received.  The Company did not hold any significant influence in Langley based on its shareholdings.  Following the listing of Langley on the London stock Exchange, 50% of these shares were sold by the Company and the balance held for the two year period.  The Company used the share exchange transaction to alleviate its need for funding in the short term.  Through receiving free trading shares of Langley, the Company was able to immediately sell the shares to obtain funding.  The Corporation has no relationship with Langley other than through its investment and by March 2005, the Company has disposed of its entire free trading position.  Upon release from escrow of the balance of the shares, the shares will be disposed of in an expeditious manner subject to market conditions.  The shares are held at a UK brokerage company in escrow and have been valued at the lower of market or cost.

In connection with the Langley transaction the Company paid a third party commission in Langley shares equivalent to 10% of the shares issued.  50% of the commission has been paid (150,509 shares) and the balance will be payable when the second 50% of Langley shares become available for trading.

During the year ended December 31, 2005, the Company sold 1,157,577 (2004: 201,000) of the Langley shares for proceeds of $416,885 (2004: $95,670) resulting in a gain (loss) on sale of $19,414 (2004: $(45,565)).

Note 9

Trading Securities – Other – (cont’d)

At December 31, 2005, an impairment loss was recognized to reflect the decrease in value of the shares during the year in the amount of $52,233 (2004: $950,568).  The impairment was recognized as management viewed the decline in market value of Langley to be other than temporary.  This determination was based on the extent of the decline in value below cost and the fact that the intent of management to dispose of this investment in an expeditious manner would likely result in disposal prior to a recovery in the market value of the investment.

Note 10

Advance on Investments

a)

By an agreement dated December 7, 2005, which closed on April 1, 2006, Transpacific Mining Limited (“TML”) sold to the Company a 35% equity interest in Metalore Mining Corporation (“MMC”), a Philippine company which owns and operates a 64 Hectare license situated in close proximity to Manila in consideration for US$500,000 (Cdn$582,500).  In addition, due to debt conversions by other shareholders of MMC, in order to maintain the 35% interest, a loan outstanding at December 31, 2005 of US$50,000 (Cdn$58,280) and a payment subsequent to December 31, 2005 of US$37,000 were converted into equity of MMC.

b)

By a memorandum of an agreement dated January 2, 2006 and a settlement and release agreement dated May 11, 2006, the Company agreed to acquire a 40% interest in a mining project in the Philippines in partnership with Philex Gold, Inc. (“PGI”).

The project concerned is the Mining and Production Sharing Agreement (“MPSA”) between PGI and the Government of the Philippines, which comprises 2,306 hectares.  The Company agreed to acquire the interest in the project by way of assignment from Indexa Corp. (“Indexa”) to the Company of an Agreement between Indexa and PGI.  Indexa is a Philippine Company who had entered into a sole Agreement with PGI for the rights to a joint exploration program.  Indexa has assigned its rights and obligations in their entirety to the Company, pursuant to which a new Philippine Joint Venture Company is to be formed of which the Company will initially own 40% and Philex Gold Inc. will own 60% equity interests respectively.  For this assignment, Indexa was entitled to receive a fee which was to be determined by an independent valuation.

Note 10

Advance on Investments – (cont’d)

The commitments of the Company in this regard are to provide an initial US$250,000 (Cdn$290,900) signature bonus to PGI (paid), pay a fee of US$100,000 (paid subsequent to December 31, 2005) and then for the Company to contribute to the Joint Venture Company a total of US$1,000,000 from January 1, 2006 through to October 31, 2006 being estimated as sufficient funding to complete the planned exploration and prospect work program.  As a result of the independent valuation and negotiations subsequent to December 31, 2005, the Company issued 20,000,000 common shares of the Company to Indexa and a further 30,000,000 common shares of the Company into escrow, to be awarded to Indexa upon the decision to proceed with commercial production as full and final consideration for the assignment of  its rights to the Company.

Upon completion of the planned exploration program, the Company has the option to increase its equity interest in the Joint Venture Company to 60% by arranging or contributing by way of repayable loan up to US$10,000,000 as the initial contribution to mine development and production by the Joint Venture Company.

Note 11

Convertible Debentures – Notes 14 and 15

In October 2004, PACGEO, a Delaware Company, signed a debenture purchase agreement with HEM Mutual Assurance LLC (“HEM”) and Highgate House LLC (“Highgate”) to permit PACGEO to purchase 5-year 1.5% convertible notes totaling US$1,000,000.  This convertible debt was sold in six different notes of which $441,000 was issued under First Debenture A with HEM, First Debenture B for $49,000 with Highgate, Second debenture for $9,000 and $1,000 with HEM and Highgate, respectively.  First debenture A and B are convertible at the lesser of $0.10 and 125% of the average of the closing bid price per share of PACGEO stock during 5 trading days immediately preceding the conversion, or 100% of the average of the three lowest closing bid prices during the 40 trading day immediately prior to conversion date (in whole or part).  The second debenture has a fixed conversion price of $0.01 per share.

First debenture C for $450,000 and First debenture D for $50,000 in favour of Highgate (which has not been drawn down as the trading price for the shares needed to be above 10 cents for a continuous 30 trading days).  In order to facilitate the conversion process PACGEO lodged 10,000,000 common shares with the Escrow agent for HEM from treasury against future conversion.

Note 11

Convertible Debentures – Notes 14 and 15 – (cont’d)

The Company incorporated a Delaware, USA subsidiary company in September 2004 called Forum Acquisition Corp.  Under an Agreement and Plan of Merger PACGEO and Forum Acquisition Corp, merged and the surviving entity was PACGEO which now became a subsidiary of the Company.  In turn the Company assumed the Convertible debentures noted above against the assets of PACGEO, being the balance of the bank account and in turn issued 10,000,000 common shares of the Company in favour of HEM and Highgate House LLC to replace the shares issued by PACGEO.  The 10,000,000 shares issued by PACGEO were then returned for cancellation.

On October 22, 2004, the Second debenture was partially converted for $10,000 and the debenture holder received 900,000 common shares for their $9,000 conversion.  The conversion price on the second debenture was set at $0.01 per share.  The remaining debentures are convertible at the formula stated above.  During the year ended December 31, 2005, an additional $133,000 was converted for a total of 2,300,000 common shares.

The Company may repurchase any unconverted debentures at any time giving 30 days notice under the agreement and paying an early retirement penalty amount equal to the face amount of the Convertible note plus 35% of the face amount as a penalty.  Should the Company enter into a financing of over US$5,000,000 the notes will become due and payable at a penalty of the face amount of the notes plus 50% of the face amount.

In May 2005, the Company issued convertible debentures totaling $1,223,364 (US$970,000).  Each debenture bears simple interest at the rate of 10% per annum and matures at the earliest of full repayment or April 30, 2010.  The debentures were sold in units of US$10,000 with US$5,000 warrants.  Each debenture is convertible into common shares of the Company at US$0.05 per share or shares of FEP at US$1.923 per share (Note 4).  Each warrant is convertible into common shares of FEP at US$1.923 per share.

Note 12

Income Tax Losses Carried Forward

The Company has incurred losses for Canadian income tax purposes in the amount of approximately $595,000, which, together with accumulated resource and equipment cost pools of approximately $1,177,837, may be carried forward to offset future taxable income. The benefit, if any, of these income tax losses and resource pool balances carried forward has not been reflected in the consolidated financial statements. The income tax losses carried forward expire in 2011.

The Company has incurred expenditures in various jurisdictions, which are subject to tax authority approval.  Any future tax asset would be offset by a valuation allowance due to the uncertainty surrounding the future utilization of the tax pools by the Company.

Note 12

Income Tax Losses Carried Forward – (cont’d)

The reconciliation of income taxes computed at statutory rates to the provision for income taxes is as follows:

	2005	2004

Statutory tax rate	35.625%	35.62%

Income tax at statutory rate	$ 7,293,728	$ (2,571,432)
Non-taxable portion of capital gains	(3,576,649)	-
Non-deductible stock compensation expense	779,750	163,218
Timing differences not currently recognized	88,361	95,527
Impairment (recovery) of Philippine based assets	(1,524,988)	1,524,988
Benefit of losses not previously recognized	-	787,699
Benefit of non-capital losses carried forward	(3,060,202)	-

	$ -	$ -

Note 13

Financial Instruments

a)

Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as many of the Company’s expenditures are in U.S. dollars and were in Philippine pesos prior to the sale of its interest in FEI.  As at December 31, 2005, the Company had $22,268,480 of assets denominated in British pounds subject to exchange rate fluctuations between the Canadian dollar and the British pound.

b)

Fair value of financial instruments:

Financial instruments of the Company consist mainly of cash, accounts receivable, loan receivable, accounts payable and accrued liabilities, short-term loans, long-term debt and convertible debentures.  As at December 31, 2005, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

Note 14

Subsequent Events – Notes 4 and 10

a)

Subsequent to December 31, 2005, the PACGEO debentures were purchased and converted into common shares in the capital of the Company.  As a result the debentures were retired.  A total of US$358,000 plus interest was converted into 9,872,929 common shares, including 5,900,000 common shares previously issued and lodged with an Escrow Agent for purposes of facilitating the conversion process (Note 11).  Due to a decline in its share price, the Company issued an additional 3,972,929 common shares for this debenture conversion in accordance with the conversion price formula.

Note 14

Subsequent Events – Notes 4 and 10 – (cont’d)

b)

Subsequent to December 31, 2005, the Company closed an offering of debentures amounting to 1,400,000 British Pounds.  These debentures mature on December 1, 2007 and interest is calculated at 10% per annum.  The first year’s interest was payable in advance on the closing date and the second year’s interest is payable on in arrears on the maturity date.  The first year’s interest has been paid by the Company subsequent to December 31, 2005.  As at December 31, 2005, the Company had received $1,309,882 (650,000 British Pounds) in respect of this debenture funding.  Subsequent to December 31, 2005, the Company received $1,511,402 (750,000 British Pounds) in respect of this debenture funding.

At any time before or on the maturity date, and provided that the debt has not been fully repaid, the holder shall have the right to convert all or any portion of the convertible indebtedness owing to it as at the date of election into:

Company common shares, the number of such shares to be based on the 10 day average closing bid price of the Company’s shares prior to the date of the debenture being issued. The holder will also receive a cash bonus of the Company common shares for conversion for the amount calculated as 1/2 of the difference between the Company’s share price on the date of the debenture being issued and the FEP share price on the date of maturity or conversion, i.e. the FEP share price at the date of conversion or maturity minus the FEP share price on issuance of debenture x 50%.

The debenture is secured by way of a charge over the shares of FEP held by the Company totaling 200% of the principal amount invested.

On maturity the holder may also choose one of the following in lieu of conversion into common shares of the Company:

i)

A cash repayment of the outstanding principal and interest plus 25% of the outstanding principal as a bonus for not converting into shares; or

ii)

A cash repayment of the principal and interest, plus a cash bonus for not converting into shares, calculated as 1/2 of the difference between the FEP share price on the date of the debenture being issued, and the FEP share price on the date of maturity i.e. the FEP share price at the date of maturity minus the FEP share price on issuance of debenture x 50%.

c)

Subsequent to December 31, 2005, the Company issued 509,900 common shares at $0.05 per share pursuant to an agreement to settle accounts payable outstanding at December 31, 2005 totalling $25,495.

Note 14

Subsequent Events – Notes 4 and 10 – (cont’d)

d)

Subsequent to December 31, 2005, the Company issued 2,400,000 common shares at $0.05 per share pursuant to an agreement to issue shares for consulting services totalling $120,000 ($52,452 included in accounts payable at December 31, 2005).

Note 15

Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s financial statements are summarized below:

a)

Balance Sheets

	2005	2004

Total assets under Canadian GAAP	$ 24,247,308	$ 7,270,922
Unrealized gain on investment in FEP (c)	2,115,137	-
Deferred financing costs (d)	667,527	132,703

Total assets under US GAAP	$ 27,029,972	$ 7,403,625

Total liabilities under Canadian GAAP	$ 2,884,336	$ 9,423,729
Convertible debenture (d)	285,025	184,378

Total liabilities under US GAAP	3,169,361	9,608,107

Total equity under Canadian GAAP	21,362,972	(2,152,807)
Share capital (d)	(54,820)	(3,643)
Retained earnings (c) and (d)	(664,134)	(604,898)
Additional paid-in capital (d)	1,449,837	745,617
Comprehensive income (c)	2,062,904	-
Equity portion of convertible debentures (d)	(296,148)	(188,751)

Total equity under US GAAP	23,860,611	(2,204,482)

Total liabilities and equity under US GAAP	$ 27,029,972	$ 7,403,625

Note 15

Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

b)

Income (Loss) Statements

	2005	2004	2003

Net income (loss) under Canadian GAAP	$ 20,712,268	$ (7,219,068)	$ (1,356,130)
Convertible loan inducement (d)	-	-	(1,434,533)
Accretion of equity portion of convertible debt (d)	57,927	8,016	-
Loss on write-down of trading securities (c)	52,233	-	-
Amortization of deferred financing costs (d)	(169,396)	(6,984)	-

Net income (loss) under US GAAP	20,653,032	(7,218,036)	(2,790,663)
Unrealized loss on trading securities (c)	(52,233)	-	-
Unrealized gain on FEP shares (c)	2,115,137	-	-

Comprehensive income (loss) under US GAAP	$ 22,715,936	$ (7,218,036)	$ (2,790,663)

Basic income (loss) per share under US GAAP	$ 0.13	$ (0.05)	$ (0.02)

Diluted income (loss) per share under US GAAP	$ 0.11	$ (0.05)	$ (0.02)

Weighted average shares outstanding	175,619,805	155,202,242	113,700,000

Note 15

Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

c)

Investments

Under Canadian GAAP, marketable securities are accounted for at cost unless there has been a loss in value, at which time the securities are written down to market value.  Under US GAAP, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, investments in marketable securities that are not classified as trading securities are classified as available-for-sale.  Unrealized gains and losses on available-for-sale marketable securities are recorded in other comprehensive income (loss) in stockholders’ equity on the balance sheets.  The unrealized loss on trading securities for the year ended December 31, 2005 was $52,233.  The unrealized gain on the investment in FEP for the year ended December 31, 2005 was $2,115,137.

d)

Convertible Debentures

Under Canadian GAAP, the conversion option embedded in the convertible debentures (2005: $296,148; 2004: $188,751) is presented separately as a component of shareholders’ equity and the amount allocated to the equity component is then accreted back to debentures payable as a charge to interest over the life of the debenture.  Under US GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures.  As a result, under US GAAP, the net income would have increased by the amount of the interest expense charged as a result of the accretion of the equity component, which is $57,927 (2004: $8,016) and debentures payable would decrease by that same amount.  As a result of convertible debenture conversions during the year ended December 31, 2005, share capital should decrease by $54,820 (2004: $3,643) which is the amount allocated from the equity component.

Under US GAAP on the commitment date of the debenture, the Company is required to assess whether there is an intrinsic beneficial conversion feature in place.  The beneficial conversion feature is represented by the excess of fair value of the shares issuable on conversion over the amount of the loan proceeds to be allocated to the common shares upon conversion.  Canadian GAAP does not require the recognition of a beneficial conversion feature.

Under US GAAP, the costs of financing the convertible debentures would be deferred and amortized over the life of the instrument.  The total financing costs for the convertible instruments issued during the year ended December 31, 2004 was $139,687 and during the year ended December 31, 2005, $27,937 (2004: $6,984) was charged to earnings.

Note 15

Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

d)

Convertible Debentures – (cont’d)

In May 2005, the Company issued convertible debentures totalling $1,223,364 (US$970,000) and determined, under US GAAP, that there was a beneficial conversion feature (deferred finance charge) totalling $704,220 (US$582,000).  As a result of measuring this conversion feature, deferred finance charge, a long-term asset, and additional paid-in capital each would have increased under US GAAP by $704,220. Net income under US GAAP would have decreased by $93,896 as a result of amortizing the deferred finance charge.

As a result of convertible debenture conversions during the year, net income would decrease by $47,563 (2004: $Nil) which is the amount of the deferred financing costs associated with those convertible debentures converted to common shares during the year and which is the amount of deferred financing costs charged to earnings in the year in accordance with the Emerging Issues Task Force (“EITF”) Issue No. 98-5.

Under US GAAP, the terms of the convertible notes agreements entered into during the year ended December 31, 2001 and prior provided the lenders with an “in-the-money” variable conversion rate.  A beneficial conversion feature on the convertible loan was calculated at the issuance based on the difference between the effective conversion price of the allocated proceeds and the market price of the common stock.  The amount of the beneficial conversion feature at inception was $45,142, however, because the variability of the conversion ratio, it is remeasured each reporting period until conversion, extinguishment or maturity.  Under US GAAP loan inducements result in a gain or loss in the statements of Loss and Deficit.  During the year ended December 31, 2003, the convertible loan was converted to shares through an inducement resulting in a loss totalling $1,434,533.

Note 15

Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

e)

Stock-based Compensation

Prior to 2004, the Company used the fair value method of accounting for stock options granted to non-employees as prescribed by SFAS 123 and the intrinsic method of accounting for stock options issued to employees for US GAAP purposes.  Under Canadian GAAP, the Corporation applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock options granted to non-employees and applied the intrinsic value of accounting to employees’ stock options for stock options granted subsequent to January 1, 2002.  On January 1, 2004, the Company changed its method of accounting for stock options to the fair value method for US GAAP purposes.  While US GAAP continues to allow the use of either the intrinsic method, as prescribed by APB 25, or the fair value method, as prescribed by SFAS 123, the Company has elected to adopt the fair value method of accounting for stock options for US GAAP purposes using the Modified Prospective Method as prescribed under SFAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS 123”.  Under this transition provision the Company is only required to record compensation for options issued during the year ended December 31, 2004 and consequently an adjustment to retained earnings for options issued during the years ended December 31, 2002 and 2003 is not required.  Under Canadian GAAP, the adoption of the new accounting standard required the use of the fair value method for all stock options granted subsequent to January 1, 2002 and an adjustment to retained earnings of $1,106,085 was recorded for options issued during the years ended December 31, 2002 ($250,188) and 2003 ($765,897).

The following table provides pro-forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2003 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

2003

Loss for the year as reported	$ 1,356,130
Compensation expense	765,897

Pro-forma loss for the year	$ 2,122,027

Loss per common share as reported	$ 0.01

Pro-forma loss per common share	$ 0.02

Note 15

Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

f)

Other Disclosures – Subtotal in Operating Cash Flows

The Company includes a subtotal in cash provided by operating activities in the statements of cash flows.  The SEC prohibits the inclusion of this subtotal.

g)

Recent US Accounting Pronouncements

Conditional Asset Retirement Obligations

During 2005, the FASB issued Financial Interpretation 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”).  FIN 47 clarifies that the term conditional asset retirement obligations as used in the FASB Statement 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity.  The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement.  Thus, the timing and  (or) method of settlement may be conditional on a future event.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005.  The adoption of this statement will not have a material impact on the Company’s results of operations or financial position.

Accounting Changes and Error Corrections

In June 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections which replaces APB Opinion 20 and FASB Statement 3.  Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle.  Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change.  In the absence of explicit transition provisions provided for in new or existing accounting pronouncements, Statement #154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to do so.  The Statement is effective for fiscal years beginning after December 15, 2005.  The Company does not expect the adoption of this statement will have a material impact on its results of operations or financial position.

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

0.1

Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

0.2

Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *

0.3

Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *

0.4

Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *

1.

List of Subsidiaries *;

1.

Code of Ethics *;

12.1

Certification by the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

1.1

Certification by the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1

Certification by the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

0.1

Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 13, 2006

   FEC Resources Inc

(Registrant)

/s/ Larry W. Youell

President and Chief Executive Officer

FORUM ENERGY CORPORATION

ANNUAL REPORT ON FORM 20F

FOR THE YEAR ENDED

DECEMBER 31, 2005

EXHIBIT INDEX

Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

0.1

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

0.1

Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

0.2

Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *

0.3

Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *

0.4

Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *

1.

List of Subsidiaries *;

1.

Code of Ethics *;

12.1

Certification by the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

1.1

Certification by the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1

Certification by the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

0.1

Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of

2002 (filed herewith);

* Previously filed