Form 20-F
period 2006-12-31
FEC Resources Inc.
filed 2007-07-13
CIK 849997

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year ended December 31, 2006

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number 0-17729

FEC RESOURCES INC. (formerly “FORUM ENERGY CORPORATION”)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 234,143,765 Common Stock and 3,533,333 Common Stock Purchase Warrants and 25,649,545 Common Stock Purchase Options.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

	Yes	xxx	No

Indicate by check mark which financial statement item the registrant has elected to follow:
	Item 17	xxx	Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

FEC Resources form 20F-Dec.31, 2006

     FEC RESOURCES, INC. (formerly “FORUM ENERGY CORPORATION”) FORM 20-F ANNUAL REPORT FISCAL YEAR 2006, ENDED DECEMBER 31, 2006

		TABLE OF CONTENTS

		PART I	Page

Item	1.	Identity of Directors, Senior Management and Advisers	4
Item	2.	Offer Statistics and Expected Timetable	4
Item	3.	Key Information	4
Item	4.	Information on the Company	12
Item	5.	Operating and Financial Review and Prospects	19
Item	6.	Directors, Senior Management and Employees	26
Item	7.	Major Shareholders and Related Party Transactions	32
Item	8.	Financial Information	33
Item	9.	The Listing	37
Item	10.	Additional Information	38
Item	11.	Quantitative and Qualitative Disclosure About Market Risk	40
Item	12.	Description of Securities other than Equity Securities	41

		PART II

Item	13.	Defaults, Dividend Arrearages and Delinquencies	41
Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	41
Item	15.	Controls and Procedures	41
Item	16A.	Audit Committee Financial Expert	41
Item	16B.	Code of Ethics	42
Item	16C.	Principal Accountant Fees and Services	42
Item	16D.	Exemption from the Listing Standards for Audit Committee	43
Item	16E.	Purchase of Equity Securities by the Issuer and Affiliated Purchaser	43

		PART III

Item	17.	Financial Statements	43
Item	18.	Financial Statements	77
Item	19.	Exhibits	77

Signatures			78

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

  oil and natural gas price volatility;
  uncertainties in the estimates of proved reserves, and in the projection of future rates of production and timing of development expenditures;
  our ability to find and acquire additional reserves;
  risks associated with acquisitions, exploration, development and production;
  operating hazards attendant to the oil and natural gas business;
  potential constraints on our ability to market reserves due to limited transportation space;
  climatic conditions;
  availability and cost of labor, material, equipment and capital;
  ability to employ and retain key managerial and technical personnel;
  international, national, regional or local political and economic uncertainties, including changes in energy policies, foreign exchange restrictions and currency fluctuations;
  adverse regulatory or legal decisions, including those under environmental laws and regulations;
  environmental risks;
  the strength and financial resources of our competitors;
  general economic conditions; and
  our ability to continue as a “going concern”.

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

Not applicable to Form 20-F filed as annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable to Form 20-F filed as annual report. ITEM 3. KEY INFORMATION.

The following is a summary of key information about our financial condition, capitalization and the risk factors pertaining to our business.

Currency Exchange Rates

Table No. 3(A)(1) below sets forth the rate of exchange for the Canadian Dollar at the end of each of the five (5) most recent fiscal years ended December 31, the average rates for each year, and the range of high and low rates for each year. Table 3(A)(2) sets forth the high and low exchange rates for each month during the previous six (6) months. For the years 2002 to 2005, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. For the Year 2006, the rate of exchange means the noon buying rate as posted by the Bank of Canada. The Tables set forth the number of Canadian Dollars required under that formula to buy one (1) US Dollar. The average rate means the average of the exchange rates on the last day of each month during the year.

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar

Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

Fiscal Year Ended 12/31/06	1.13	1.17	1.10	1.17

Fiscal Year Ended 12/31/05	1.21	1.27	1.15	1.16

Fiscal Year Ended 12/31/04	1.30	1.40	1.18	1.20

Fiscal Year Ended 12/31/03	1.40	1.54	1.31	1.30

Fiscal Year Ended 12/31/02	1.57	1.62	1.51	1.58

The current rate of exchange was 1.0693 on June 26, 2007.

	Table No. 3(A)(2)

	U.S. Dollar/Canadian Dollar

	12/06	01/07	02/07	03/07	04/07	05/07

High	1.1653	1.1824	1.1853	1.1811	1.1584	1.1135

Low	1.1417	1.1649	1.1585	1.1529	1.1067	1.0699

A. Selected Financial Data

The tables below present selected financial information. Our financial statements are stated in Canadian Dollars and were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Table 3(A)(3) presents selected financial information under Canadian GAAP and Table 3(A)(4) presents the same information assuming we had reported under United States Generally Accepted Accounting Principles (“US GAAP”) (see below). These tables should be read in conjunction with the financial statements and notes thereto and Management’s Discussion and Analysis included elsewhere in this annual report. All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated.

	Table No. 3(A)(3)
	Selected Financial Data Canadian GAAP
	(CDN $ in thousands, except Earnings Per Share)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02
		RESTATED

Revenue	$ -	$ -	$ -	$ -	$ -
Gain (loss) Before Non-controlling	$(3,264)	$10,371	$(7,228)	$(1,397)	$(1,058)
Interest
Net Income (loss)	$(3,264)	$10,371	$(7,219)	$(1,356)	$(1,058)
Net Income (loss) Per Share	$(0.02)	$0.06	$(0.05)	$(0.01)	$(0.10)
Diluted Net Income (loss) Per Share	$(0.02)	$0.05	$(0.05)	$(0.01)	$(0.10)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S	195,610	175,620	149,900	113,700	10,404

Working Capital	$(3,153)	$1,271	$(998)	$(283)	$(587)
Resource Properties (1)	$ -	$ -	$6,217	$8,951	$ -
Long-Term Debt	$ -	$2,710	$7,921	$6,882	$ -
Shareholders’ Equity/ (deficiency)	$9,616	$11,022	$(2,153)	$1,809	$(576)
Capital Stock Shares	234,144	178,161	174,584	135,821	10,511
Total Assets	$13,309	$13,906	$7,271	$9,109	$71

(1)	Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

Table No. 3(A)(4)
	Selected Financial Data US GAAP
(CDN $ in thousands, except Earnings Per Share)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02
		RESTATED RESTATED

Revenue	$ -	$ -	$ -	$ -	$ -
Income (Loss) Before Non-controlling	$(5,516)	$10,287	$(6,973)	$(2,832)	$(1,064)
Net interest Income (loss)	$(5,516)	$10,287	$(6,965)	$(2,791)	$(1,064)
Net Income (loss) Per Share	$(0.03)	$0.06	$(0.05)	$(0.02)	$(0.10)
Fully Diluted Net Income (loss) Per	$(0.03)	$0.05	$(0.05)	$(0.02)	$(0.10)
Share
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wgt. Avg. Shares O/S	195,610	175,620	149,900	113,700	10,404

Working Capital	$(3,355)	$1,271	$(998)	$(283)	$(598)
Resource Properties	$ -	$ -	$6,217	$8,951	$ -
Long-Term Debt	$ -	$2,995	$8,105	$6,882	$ -
Shareholders’ Equity/(deficiency)	$15 437	$23,630	$(2,462)	$1,809	$(876)

Capital Stock Shares	234,144	178,161	174,584	135,821	10,511
Total Assets	$19,332	$27,030	$7,405	$9,109	$71

B. Risk Factors
GENERAL BUSINESS RISKS

We Have a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We sustained net losses for each of the fiscal years ended December 31, 2006 and 2004 of $3,263,966 and $7,219,068, respectively. In 2005, our restated net income was $10,371,394, but it was not due to revenues generated from oil and gas sales. The income was a result of the gain on dilution of $10,476,786 in Forum Energy Plc (“FEP”) from our original holding of 71.40% to our year-end holding of 36.72% of FEP shares and also the recovery of impairment charges of our interest in Forum Exploration Inc. (“FEI”) of $4,695,228. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2007.

There is Doubt as to Our Ability to Continue Operations as a Going Concern in the Future.

Our business success is dependent upon our ability to indirectly or directly discover economically recoverable reserves, and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas, and other factors beyond our control.

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”. Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2006, 2005 and 2004, and have no producing properties. Our ability to continue as a “going concern” is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see Comments by Auditors for US Readers on Canada-US Reporting Differences).

Although We Believe We Have the Working Capital to Support Our Business in 2007, We Will Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2006, 2005, and 2004 were $(1,658,921), $(2,085,860), and $(1,249,392), respectively. We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

We Do Not Intend to Pay Dividends In the Foreseeable Future, and thus, You Should Not Expect to Receive Dividends.

We have paid no dividends on our common shares since inception, and do not plan to pay dividends in the foreseeable future. See "Description of Common Shares."

The Market Price of Our Common Shares Has Been, and Will Likely Continue to Be, Volatile.

The market price of our common shares has fluctuated over a wide range, and it is likely that the price of our common shares will fluctuate in the future. Further, announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of our common shares.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. At June 30, 2007, we had 234,143,765 common shares outstanding. On that date we also had reserved 25,649,545 common shares for issuance under our stock plan at per-share exercise prices ranging from US$0.055 to US$0.43, and also had reserved 3,533,333 common shares for issuance under the warrants pursuant to the acquisition of Forum Exploration Inc. We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale.

See "Item 6. Directors, Senior Management and Employees--Options to Purchase Securities from the Company or Subsidiaries."

No prediction can be made as to the effect, if any, that sales of shares of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time. The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

Foreign Laws, Rules and Environmental Regulations to Which We Are Subject May Adversely Affect Our Business Operations As Well As the Market Price For Our Stock.

The production of oil and gas and the extraction of minerals by companies we invest in or by ourselves is generally subject to extensive laws, rules, orders and regulations governing a wide variety of matters, including the drilling and spacing of wells, allowable rates of production, prevention of waste and pollution and protection of the environment. In addition to the direct costs borne in complying with such regulations, operations and revenues may be impacted to the extent that certain regulations limit oil and gas and mineral production to below economic levels. Although the particular regulations applicable in each jurisdiction in which operations are conducted vary, such regulations are generally designed to ensure that oil and gas operations are carried out in a safe and efficient manner, and to ensure that similarly-situated operators are provided with reasonable opportunities to produce their respective fair share of available crude oil, natural gas, and mineral reserves. However, since these regulations generally apply to all oil and gas producers, we believe that these regulations should not put us at a material disadvantage to other oil, gas and mineral producers.

OPERATING RISKS - OIL AND GAS EXPLORATION ACTIVITIES

We Do Not Currently Own Properties With Oil or Gas or Mineral Reserves. Our Failure to Find or Acquire Available Reserves May Adversely Impact Our Business Operations.

We do not own any properties or investments with oil, natural gas or mineral reserves. Our future oil, natural gas, or mineral reserves, production, and therefore, cash flow and income, as well as our success are highly dependent on success in finding or acquiring recoverable reserves by ourselves or through our investments. We cannot assure shareholders that we will be able to develop, exploit, find or acquire reserves to replace future production, if any.

Exploring For and Producing Oil and Natural Gas and Minerals Are High-Risk Activities With Many Uncertainties That Could Adversely Affect Our Business, Financial Condition or Results of Operations.

Exploration and development of oil and gas and mineral resources involve a high degree of risk, and few properties which are explored are ultimately developed into producing properties. There is no assurance that our exploration and development activities or those of companies that we invest in will result in any discoveries of commercial bodies of oil, gas or minerals. The long-term profitability of our operations will be, in part, directly related to the cost and success of our exploration programs or those of companies we invest in which may be affected by a number of factors. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources, and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit of oil, gas or minerals, no assurance can be given that natural resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

If We Or Companies We Invest In Are Unable to Continue to Identify, Explore and Develop New Properties, Our Business Operations May Be Adversely Affected.

We expect that to be successful in our oil and gas and mineral exploration activities, we must continually acquire or explore for and develop new oil and gas reserves to replace those, if any, being depleted by production by ourselves or by companies we invest in. Without successful drilling or acquisition ventures, our direct and indirect oil and gas assets, mineral assets and, properties and the revenues derived there from, if any, will decline over time. To the extent we engage in drilling activities directly or indirectly, such activities carry the risk that no commercially viable oil or gas production or mineral extraction will be obtained. The cost of drilling, completing and operating oil and gas wells is often uncertain. Moreover, drilling for oil and gas and minerals may be curtailed, delayed or cancelled as a result of many factors, including shortage of available working capital, title problems, weather conditions, environmental concerns, government prohibitions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners, and drilling and well servicing companies. The availability of a ready market for oil and gas and minerals will depend on numerous factors beyond our control, including the demand for and supply of oil and gas and minerals, the proximity of natural gas reserves to pipelines, the capacity of such pipelines, the proximity of any smelting facilities in relation to any minerals found, fluctuations in seasonal demand, the effects of inclement weather, and government regulation. New gas wells may be “shut-in” for lack of a market until a gas pipeline or gathering system with available capacity is extended into an area.

The Exploration and Development of Oil and Gas and Mineral Properties are Subject to Operating Hazards and Risks for Which We Will Be Uninsured.

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

Fluctuating Resource Prices May Adversely Impact Our Operations and Activities.

The price of natural resources has traditionally been subject to wide fluctuations, particularly in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of oil and gas and minerals, and therefore, the economic viability of any of our exploration projects or those of our investments, cannot accurately be predicted.

If We Fail to Fulfill Our Obligations Under Our Purchase Option and Joint Venture Agreements, Not Only Will Our Operations Be Adversely Affected, But We May Lose Our Interest In the Property in Question.

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

Reserve Estimates for Resources Reported By Us Are Dependent On Many Assumptions that May Ultimately Turn Out to Be Inaccurate.

Reserve estimates are imprecise and may be expected to change as additional information becomes available. Furthermore, estimates of reserves of natural resources, of necessity, are projections based on engineering data and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil, gas and minerals that cannot be measured in an exact way and the accuracy of any reserve estimate is a function of the quality of available data of engineering and geological interpretation and judgment. Accordingly, there can be no assurance that the information regarding reserves of natural resources, if any, set forth herein will ultimately be produced.

Our Resource Production and Marketing or That of Companies That we Have Invested In May Be Adversely Affected By Factors Beyond Our Control.

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

Our Operations Will Be Subject to Numerous Environmental Risks.

Our resource operations and those of companies we invest in, if any will be subject to compliance with applicable federal, state, and local laws and regulations controlling the discharge of materials into the environment, or otherwise relating to the protection of the environment. We believe that there is a trend toward stricter standards of environmental regulation which will in all probability continue. Compliance with such laws and standards may cause substantial delays and require capital outlays in excess of those anticipated, thereby adversely affecting our earnings and competitive position in the future.

Since We May Acquire Holdings In Properties In Less Developed Countries and Have Indirectly Acquired Holdings in Properties In Less Developed Countries, Our Operations May Be Adversely Affected By Risks Associated With the Political, Economic and Social Climate of the Countries In Which We Will Operate or Have Indirect Holdings .

Since our direct and indirect exploration and development activities will occur primarily in countries other than Canada and the United States, we may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in these countries may adversely affect our business. Operations may be effected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted. Exploration and production activities in areas outside of the United States and Canada are also subject to the risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks.

We Face Competition From Larger and Better Financed Companies Seeking to Acquire Properties In Our Sphere of Operation.

The resource industry is highly competitive, and our business could be harmed by competition from other companies. Because resources are fungible commodities, the principal form of competition is price competition. We will strive to maintain the lowest exploration and production costs possible to maximize profits and insure that any companies in which we invest do the same. In addition, as an independent resource company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long term positions and maintain strong governmental relationships in countries in which we may seek entry.

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

Some of our directors participate in other resource companies and to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. It is possible that due to our directors’ conflicting interests, we may be precluded from participating in certain projects that we might otherwise have participated in or we may obtain less favorable terms on certain projects than we might have obtained if our directors were not also the directors of other participating mineral resource companies. In their effort to balance their conflicting interests, our directors may approve terms that are equally favorable to all of their companies as opposed to negotiating terms that may be more favorable to us, but adverse to their other companies. Additionally, it is possible that we may not be afforded certain opportunities to participate in particular projects because such projects are assigned to our directors’ other companies for which the directors may deem the projects to have a greater benefit.

ITEM 4. INFORMATION ON THE COMPANY

A. Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation. Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation. On May 18, 2005, we changed our name to FEC Resources, Inc. Our wholly owned subsidiaries are TEPCO Ltd. (“TEPCO”), Tracer Petroleum International Ltd.(“TPI”), a company incorporated in Bermuda to pursue oil and gas ventures in the Middle East, and Pacific Geothermal Energy Inc. (“Pac Geo”). Prior to May 18, 2005, we owned 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later in this document. On May 18, 2005, we sold our interest in FEI to FEP for shares and cash as more fully described later in this document. We currently own 30.92% of FEP, and in addition we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that owns a 64 hectare license where iron ore production has begun. We have also acquired a 40% interest in a mining project with Philex Gold Inc. (“PGI”).

We are engaged in the acquisition, exploration, and, when warranted, development of natural resource and mineral properties. Although we currently are not the operator with respect to interests we hold, we are actively seeking projects where our involvement would be more than management. In the years ending December 31, 1999, 2000 and 2001, our focus was on the disposition of certain of our property interests.

We successfully completed our disposition program in 2002, retaining in some instances small working interests in some of our prior projects. We are currently focused on the development of two (2) mineral licenses in the Philippines. One license is held by MMC, and the other license is held by Lascogon Mining Corporation (“Lascogon Mining”) which was transferred from PGI.

Our head office is located at 46 Royal Ridge Rise NW, Calgary, Alberta T3G 4V2. Our phone number is (403) 290-1676.

B. Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, rely upon equity and/or debt financing to fund ongoing operations. We have experienced large operating losses and cash outflows and, as such, our ability to continue as a “going concern” is dependant upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. MMC had begun producing nominal quantities of iron ore which were expected to provide cash flow to us, but operations were shut down in 2006 for environmental and political reasons. With the elections now complete, we have filed for an MPSA covering the current and surrounding area which we believe will be granted and allow production to resume in the near future.

We are currently pursuing other exploration and development opportunities for resources in different regions of the world.

Recent Developments

On April 1, 2006, Transpacific Mining Limited (“TML”) sold us a 35% equity interest in MMC., a Philippine company which owns and operates a 64 hectare (approx. 158 acres) license located close to Manila, in consideration for US$500,000. In addition, due to debt conversions by other shareholders of MMC, in order to maintain the 35% interest, a loan outstanding at December 31, 2005 and a payment of US$37,000 were converted into equity of MMC.

By a memorandum of agreement dated January 2, 2006, and a settlement and release agreement dated May 11, 2006, we agreed to acquire a 40% interest in a mining project in the Philippines in from PGI. The project concerned is the Mining and Production Sharing Agreement (“MPSA”) between PGI and the Government of the Philippines, which comprises 2,306 hectares (approx. 5,700 acres). We agreed to acquire interest in the project by way of assignment from Indexa Corp. (“Indexa”) to us of an agreement between Indexa and PGI. Indexa is a Philippine company who had entered into a sole agreement with PGI for the rights to a joint exploration program. Indexa has assigned its rights and obligations in their entirety to us, pursuant to which a new Philippine joint venture company was formed of which we will initially own 40%, and Philex Gold Inc. will own a 60% equity interest. For this assignment, Indexa was entitled to receive a fee which was to be determined by an independent valuation.

Our commitments in this regard were to provide an initial US$250,000 signature bonus to PGI, pay a fee of US$100,000 plus 20,000,000 common shares to Indexa, and then for us to contribute a total of US$1,000,000 from January 1, 2006 to October 31, 2006. This amount is estimated to be sufficient funding to complete the planned exploration and prospect work program. To date, we have met all commitments. A further 30,000,000 of our common shares have been deposited into escrow, and will be paid to Indexa upon the formal decision to proceed with commercial production, as full and final consideration for the assignment of its rights to us.

Upon completion of the planned exploration program, we have the option to increase our equity interest in the joint venture company to 60% by arranging or contributing by way of a repayable loan up to

US$10,000,000 as the initial contribution to mine development and production by the joint venture company.

The Philippines

We are currently pursuing exploration and development opportunities for oil, natural gas, iron ore, gold, and coal in the Philippines through various companies that we own interests in. FEP, who we sold our interest in FEI to and who we own 30.92% of, continues to pursue the opportunities available in Service Contract 40, a petroleum license based onshore and offshore Cebu Island, Philippines. FEP also has several other projects underway as described below. In addition, we are involved in the production and exploration for iron ore through our interest in MMC and also the exploration for gold through our interest in Lascogon Mining.

C. Current Exploration/Development Forum Energy Plc.

Forum Energy Plc. (“Forum”) was established through the consolidation of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity. The current holdings of Forum are:

  100% interest in GSEC 101 (Reed Bank), an offshore license which contains the Sampaguita Gas Field as well as several oil and gas leads;
  66.7% interest in SC 40 (Cebu), a service contract which contains the onshore Libertad Gas Field and Maya discovery and several other prospects including onshore Jibitnil Island and offshore Central Tañon;
  An effective interest of 66.7% in two (2) Coal Operating Contracts on Cebu Island containing a number of coal seams; and
  100% interest in Forum Energy Philippines Corporation (Formerly Basic Petroleum and Minerals Inc.), a company with varying interests in nine (9) offshore fields west of the Philippines.

GSEC101 (Reed Bank)

The Reed Bank concession, GSEC 101 (Reed Bank), is located in the South China Sea west of Palawan Island. The license is located to the southwest of the Malampaya Gas Field operated by Shell Oil.

GSEC 101 (Reed Bank) was awarded to Sterling in June 2002 and covered an initial two-year term. Exploration in the area began in 1970 and in 1976 gas was discovered following the drilling of a well. In total, four (4) wells have been drilled to date, all located at the south west end of the structure. Two (2) of the wells tested gas at rates of 3.6 mmcf/d and 3.2 mmcf/d.

In 2003, Sterling reprocessed 250 km of 2D seismic and completed a feasibility study on the gas-to-liquid options for the gas field. The seismic work and the gas-to-liquid study fulfilled the initial work commitments on the concession and Sterling was granted a twelve (12) month extension in June 2004. In 2005, Forum acquired new 3D seismic data over the license area fulfilling its work commitments required under the twelve (12) month extension.

In September 2006, results of the interpretation of the 3D seismic program at the Sampaguita gas discovery indicated a gas accumulation with potential reserves of up to 20 TCF (“Trillion Cubic Feet”).

Results from the 3D seismic program and its interpretation performed by independent consultants, Count Geophysics Limited, confirmed a minimum of 3.4 TCF proven gas in place from sands tested in the three (3) wells drilled to date and the extension of the structure to a possible closure of 290 sq. km giving an upside reserves in these sands alone of 10 TCF. Forum is currently in the process of converting the license to a service contract.

SC 40 (Cebu)

The SC 40 (Cebu) contract area is located in the Visayan Basin in the central part of the Philippines archipelago. The license area covers the northern area of Cebu Island and the adjacent offshore areas in the Central Tañon Strait and Visayan Sea. Since 1994, a total of fifteen (15) wells have been drilled offshore in the Visayan Basin, thirteen (13) of these on the acreage covered by SC 40 (Cebu). Forum Pacific International (“FPI”) acquired an interest in GSEC 69, covering the acreage, in 1994. The concession was subsequently converted to a service contract, SC 40 (Cebu) in 1995.

In September 1997, FPI transferred its interest in SC 40 (Cebu) to Forum Energy International (“FEI”), at that time a wholly owned subsidiary of FPI. SC 40 (Cebu) is now held 100% by FEI. The original term of the service contract was for seven (7) years from 1995. In September 2003, FEI extended the contract for an additional three (3) years, with the following work program commitments:

  Drill one (1) well and acquire a minimum of 250 kilometers of seismic in year 8;
  Drill two (2) wells in year 9; and
  Drill two (2) wells in year 10.

The requirement to acquire the seismic data was deferred by one (1) year by the Philippines Department of Energy (“DOE”) to not later than the end of September 2005, the end of year 9. FEI has the option to declare a field within the contract area commercial, and thus, relinquish 87.5% of the license area and convert the license into a development contract for a minimum twenty-five (25) year period. There are also two (2) production bonuses to pay to the DOE as follows:

  US$1,000,000 upon production reaching 25,000 bopd;
  US$2,000,000 upon production reaching 50,000 bopd; and
  US$3,000,000 upon production reaching 75,000 bopd.

In any year, FEI can recover all recoverable costs from the gross income received under SC 40 (Cebu), provided that the amount does not exceed 70% of total gross income in any year. Operating expenses exceeding 70% of gross income, including years with no income, can be recovered in subsequent years.

In years where operating expenses are below 70%, it is possible to allocate the difference between the actual operating expenses and 70% against the recoverable costs. FEI is required to remit to the DOE an amount equal to 60% of the remaining gross income less FPIA of 7.5% . The remaining net income is subject to Philippine income tax, which is to be paid by the DOE out of its receipt of funds as detailed above.

FEP’s directors, according to information on their website, expect to declare the Libertad Gas Field commercial within the next twelve (12) months, following which FEI will have to relinquish 87.5 % of the area of SC 40 (Cebu). The directors have identified the area making up the remaining 12.5 % that includes all the prospects, leads and plays which they believe could be commercially viable.

2D Seismic Survey

FEP completed an offshore 2D seismic acquisition program in the Tañon Straits, west of Cebu Island, Philippines in June 2005. The survey, acquired 310 kilometers of new 2D data in license Service Contract 40 (“SC40”), where FEP holds a 66.7% interest. Independent consultants, PGS Reservoir Ltd., estimate that structures already identified within the survey area have combined potential reserves of 350 millions of barrels of oil equivalent.

The survey was conducted to improve the mapping of the central Tañon and Jibitnil Island prospects. The new lines acquired between Jibitnil and Cebu Islands will help define more precisely the Jibitnil Island structure, which is cut by several faults. In addition to seismic data, the survey included the acquisition of marine gravity and magnetic data.

Libertad Gas-To-Electricity (“GTE”) Project

The Libertad Gas Field is situated in northern Cebu, north of Cebu City. The field was discovered in the late 1950's, but was not developed. In 1993, a testing program was carried out on two (2) wells and during 1994 and 1995, five (5) additional wells were drilled on Libertad. One of these wells tested gas and subsequently was completed as a gas producer.

In 2004, Forum Energy carried out a feasibility study to determine the most commercially viable option for the development of the Libertad Gas Field. The results of this work recommended a development plan using three (3) GTE generators, with a maximum of 3.0 MW.

During December 2005, the DOE formally granted a Declaration of Commerciality for the development of the onshore Libertad Gas Field within SC40. This represents the first Declaration of Commerciality within the Philippines since Shell’s Malampaya offshore gas field development, which came onstream in 2001. The Declaration of Commerciality also allowed the retention of the portion of SC40 which contains all the currently identified prospects and discoveries.

The Libertad Gas Field will be developed as a GTE project and is expected to generate 1.7 mW of power. The field is progressing towards development, with commercial negotiation of the electricity contract underway. Once completed and equipment requirements are known, full scale development will commence.

Maya

The Maya area is located on the north eastern tip of Cebu Island. In October 2000, exploration well MST 11A was drilled.

Although the well encountered oil shows, it was terminated due to mechanical problems. A further three (3) wells were drilled in 2003, one of which, Forum 2-X (“F2X”), encountered multiple oil and gas bearing zones, but due to mechanical problems was suspended without proper testing.

Workover and testing of one of the original wells, (F2X), commenced in early 2007 and results are pending.

Coal Operating Contracts (“COCs”)

FEI was awarded two (2) coal operating contracts on Cebu Island by the DOE on February 23, 2005, located at Balamban-Naga (Central Cebu) and Dalaguete (South Cebu), which have estimated proven and probable coal reserves of 4.9 million tons of coal.

The development of both contracts is being accelerated and production of 300,000 tons per annum is expected from Central Cebu by the end of 2008. FEP intends to commence development of the Southern Cebu license during 2007 and is currently applying for an additional two (2) licenses.

CENTRAL CEBU COC

The Central Cebu COC consists of two (2) sets of two (2) Coal Blocks covering an area of 4,000 hectares. The two (2) sets of Coal Blocks consist of CB 33-I-193, CB 33-I-194, CB 34-I-68 and CB 34-I-69.

SOUTH CEBU COC

The South Cebu COC consists of two (2) sets of two (2) Coal Blocks covering an area of almost 2,720 hectares. The two (2) sets of Coal Blocks consist of CB-179, CB-180, CB-219 and CB-259.

COAL OPERATING CONTRACTS

The COCs have been awarded for one (1) year to allow FEP to undertake exploration within the acreage. FEP has the option to extend the coal exploration phase by one year or declare coal reserves in commercial quantity and begin the coal development phase, which is for a period of ten (10) years. This phase can be extended for a further period of ten (10) years and thereafter by three (3) year extensions up to a maximum of twelve (12) years. FEP is only able to retain the Coal Blocks within the COCs for which it enters into the coal development phase. All remaining Coal Blocks within the COCs must be relinquished prior to the start of this phase or approved for further exploration. Each COC has the following commitments:

  Philippine Pesos 600,000 signature bonus;
  Within the first year, the group must secure a Certificate of Non-Coverage and an Environmental Compliance Certificate from Department of the Environment and Natural Resources (“DENR”) and a Precondition Certificate from the NCIP;
  Implement the work program detailed in the COC, with a minimum spend of Philippine Pesos 1,000,000 per block; and

In any year, the group is be able to recover the following from the gross income received under the COC:

o	All associated operating expenses provided that the amount does not exceed 90% of the total gross income in any year. Operating expenses exceeding 90% of gross income, including years when there was no income, can be recovered in subsequent years;

o	Receive a combined fee plus a special allowance of up to 70% of the net operating income; and

o	The balance of the gross income generated within the COCs is due to the DOE.

The Government of the Philippines has granted exemption from all national taxes except income tax to the group as operator of the contract. It is FEP’s Board of Directors’ intention to carry out the coal exploration phase over all four (4) blocks in each COC, and subject to results, proceed to the coal development phase on selected coal blocks. FEP will either relinquish or extend for a further year the coal exploration phase on the remaining coal blocks.

Basic Petroleum & Minerals Inc. (“BPMI”)

In May 2005, FEP entered into an agreement with Philippines-based Basic Consolidated Inc. (“BCI”), whereby the parties agreed to work under an exclusivity period towards finalizing the purchase by FEP of BCI’s petroleum interests in the Philippines, held through a wholly-owned subsidiary, BPMI. This culminated in February 2006 with the signing of a Share Purchase Agreement whereby FEP agreed to acquire 100% of BPMI.

The acquisition was approved by BCI shareholders at the company’s Annual General Meeting on March 29, 2006. It provides FEP with initial and immediate net production of approximately 40 barrels of oil per day and varying interests in nine (9) oil fields that offer additional production and reserve potential.

The BPMI assets include interests in nine (9) Philippine offshore fields as follows: Nido (8.47%), Matinloc and Pandan (12.41%), North Matinloc (19.46%), Libro (28.6%), Tara (10%), Bonita (7.03%), West Linapacan (9.1%) and Galoc (2.28%) .

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

Mining operations were suspended in September 2006 because of problems caused by six (6) typhoons which hit the area in a three (3) month period and due to intervention by the local government of the Province of Bulacan who are in dispute with the central government (DENR) about who has jurisdiction over the mining operations.

Metalore also decided to suspend mining operations under the Small Scale Mining Permits because of the limitations on equipment, namely the maximum of two (2) heavy excavators/bulldozers per 20 hectares.

Metalore recently filed an application for an Exploration Permit over a total of 841 hectares which includes the small scale mining areas in which we were previously operating. Metalore management believes this will be approved after the May political elections and will proceed to granting of an MPSA, which is the relevant permit for large scale mining.

MPSA148 (Philex Gold Joint Venture)

The surface investigation and limited diamond drilling that started in mid-2005 have identified gold-bearing jasperoid horizons in two (2) prospects, Lascogon and Danao, Philippines.

Starting in July 2006, some 3,000 meters of reverse circulation (RC) drilling over a 30 hectare (approx. 75 acres) area was done covering four (4) prospects. To date, we have spent in excess of $1,000,000 evaluating the property. Most of the effort has focused on the southern portion of the holding and has encountered numerous positive shows of gold and copper, but not in sufficient quantities to warrant entering commercial production. More recently, mapping, drilling and assaying has shifted to the northern sections and the 2007 work program is focused on this area.

ITEM 5. OPERATING AND FINANCIAL OVERVIEW AND PROSPECTS.

We have experienced significant operating losses and fund outflows from operations over the last few years, and as a result, our ability to continue as a “going concern” is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with Canadian GAAP, which are different from US GAAP (refer to the Auditors’ Report dated June 30, 2007).

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2006, together with the notes related thereto. The discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal Year Ended December 31, 2006 versus RESTATED Fiscal Year Ended December 31, 2005

Our investment portfolio remained essentially the same in 2006. We continue to hold 40% of Lascogan Mining Corporation, approximately 31% of Forum Energy Plc and 35% of Metalore Mining Corporation.

Our consolidated accounts show a loss for the year ended December 31, 2006 of $3,264 or $(0.02) per share, after extraordinary items.

General and Administration expenses were $843 for the year ended December 31, 2006 versus $3,335 for the same period in 2005. The difference is mainly due to compensation expense in 2005 of 2,189. We recorded amortization of $2 for the year versus $1 for the previous year. Accretion on long term debt was $453 versus $58 for the previous year. Interest expense for the year was $736 versus $507 for the previous year. The difference was mainly a result of the interest on the increase in debentures outstanding.

Gain on disposition of investments was $424,594 for 2006 versus nil for 2005. The change was a result of the sale of FEP shares sold in 2006 whereas none were sold in 2005.

Recovery of impairment charges in the amount of $4,695 was recorded in 2005 versus nil for 2006 as a result of the sale of FEI in 2005.

Loss on write down of investments was $369 for the year versus $52 for the previous year. This reflected a change in market value of the Langley Investment Trust Plc shares held by us prior to the exercise of the price protection clause by Langley Investment Trust Plc.

Gain on dilution of investment in FEP was $337 versus $10,477 for the previous year. The gain in 2005 was recorded as our position in FEP was diluted from our original position in an initial public offering by FEP which is treated as an effective disposition in the applicable year. FEP issued more shares which resulted in a further gain. Equity in loss of investments in Lascogon, Metalore and FEP was $(1,368) for the year versus $(714) for the previous year as under the equity method of accounting we are required to report our share of net income or net loss in our statement of operations and reduce or increase our investment by the same amount.

Our current assets now reflect the value of the FEP transaction on an equity basis. Lascogon and Metalore are reflected on an equity basis as well.

RESTATED Fiscal Year Ended December 31, 2005 versus Fiscal Year Ended December 31, 2004

We started the year as Forum Energy Corporation (“FEC”) with relatively few assets or prospects. On May 18, 2005, our shareholders formally approved changing our corporate name to FEC Resources Inc., and the vending of our assets with the Philippine assets of Sterling Energy Plc. into a new company called Forum Energy Plc. Forum Energy Plc. (“FEP”) subsequently obtained a listing on the Alternative Investment Market (“AIM”) of the London Stock Exchange and raised funding through a pre-initial public offering (”IPO”) and then later a full IPO. FEC Resources owned 36.7% of FEP as of December 31, 2005, recorded at $11,526,299 as at that date. In the disposition of our assets, the transaction was valued for accounting purposes at the carrying value of our interest in FEI for the 9,996,000 we received. The result was that no gain on disposition was recorded.

Our consolidated accounts show our income for the year ended December 31, 2005 of $10,371,394 or $0.06 per share, after extraordinary items.

Our General and Administration Expenses were $3,335,133 for the year ended December 31, 2005 versus $3,069,950 for the same period in 2004. We recorded an amortization expense of $1,047 for 2005 versus $268,185 for 2004. The difference was due to the amortization on our Philippine assets held until May 18, 2005. Accretion on long term debt was $57,927 versus $328,029 for the previous year. This was also due to the sale of the Philippine assets on May 18, 2005 which resulted in a partial year’s accretion being recorded in 2005. Interest expense for the year was $507,326 versus $13,115 for the previous year. The difference of $494,211 was mainly a result of the interest paid on outstanding fees and accrued or paid on debentures.

Gain on disposition of investments was $19,414 for 2005 versus a loss of $45,565 for 2004.

Loss on write-down of investments was $52,233 for 2005 versus $950,568 for 2004. This reflected a change in market value of our Langley Investment Trust Plc. shares.

Gain on dilution of investment in FEP was $10,476,786 in 2005 versus nil for 2004. This gain was recorded as our position in FEP was diluted from its original position in an IPO by FEP which is treated as if we sold shares ourself. Equity in loss of investment in FEP was $(713,843) for the year versus nil for the previous year, as we are required to report our share of net income or net loss in our Statement of Operations and reduce or increase our investment by the same amount under the equity method of accounting.

Impairment of property, plant, and equipment was nil in 2005 versus $2,617,821 in 2004 when the investment in FEI’s Manila Bay project was written-off since the license expired.

Fiscal Year Ended December 31, 2004 versus Fiscal Year Ended December 31, 2003

During the fiscal year ended December 31, 2004, we continued to focus our efforts on creating shareholder value through the acquisition of, or participation in, the development of international petroleum projects. Our primary focus at this time is on opportunities in the Philippines.

The consolidated results for the year ended December 31, 2004 was a loss of $7,219,068 or $0.05 per share versus a loss of $1,356,130 for 2003 or $0.01 per share. The results for the year ended December 31, 2004 incorporate the activities of FEI. The reason for the increased loss was attributable to recognizing an impairment of the investment in Manila Bay Properties as we decided not to continue pursuing the license. In addition, we recognized Philippine operating costs in our expenses and did not capitalize these costs as the development activity during the year was negligible.

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

Liquidity and Capital Resources

The working capital at December 31, 2006 was a deficit of $3,153 (Restated year ended December 31, 2005 – $1,271) and shareholders’ equity was $9,616 (Restated year ended December 31, 2005 - $11,022). During the year, we raised 1.4 million pounds through the issue of Convertible Debentures to fund our ongoing operations and development. These debentures mature on December 20, 2007 and interest is calculated at 10% per annum. The first year’s interest was payable in advance on the closing date and the second year’s interest is payable in arrears on the maturity date. We paid the first year’s interest.

At any time before or on the maturity date, and provided that the debt has not been fully repaid, the holder shall have the right to convert all or any portion of the convertible indebtedness owing to it as at the date of election into:

our common shares, the number of such shares to be based on the 10 day average closing bid price of our shares prior to the date of the debenture being issued. The holder will also receive a cash bonus of our common shares for conversion for the amount calculated as one-half of the difference between our share price on the date of the debenture being issued and the FEP share price on the date of maturity or conversion, i.e. the FEP share price at the date of conversion or maturity minus the FEP share price on issuance of debenture multiplied by 50%.

The debenture is secured by way of a charge over the shares of FEP held by us totaling 200% of the principal amount invested.

                On maturity, the holder may also choose one of the following in lieu of conversion into our common shares:

i) A cash repayment of the outstanding principal and interest plus 25% of the outstanding principal as a bonus for not converting into shares; or

ii) A cash repayment of the principal and interest, plus a cash bonus for not converting into shares, calculated as one-half of the difference between the FEP share price on the date of the debenture being issued, and the FEP share price on the date of maturity i.e. the FEP share price at the date of maturity minus the FEP share price on issuance of debenture multiplied by 50%.

In May 2005, we issued convertible debentures totaling $1,223 (US$970). Each debenture bears simple interest at the rate of 10% per annum and matures at the earliest of full repayment or April 30, 2010. The debentures were sold in units of US$10 with US$5 warrants. Each debenture was convertible into our common shares at US$0.05 per share or shares of FEP at US$1.923 per share. Each warrant was convertible into common shares of FEP at US$1.923 per share. During the year ended December 31, 2006, upon agreement with the various debenture holders, the debenture was amended whereby the holder could choose to either receive a payment of principal, interest and a 24% premium to the face value of the debenture or the holder could convert the debenture, interest, and warrants into shares at US$0.05 per share. In the event the holder chose the option to receive payment and we could not pay by October 31, 2006, 12.5% per annum interest would be added to the amounts outstanding until paid. The debenture holders chose to receive payment rather than convert into our shares, and on November 24, 2006, we paid the outstanding interest and premium plus one half of the outstanding principal of the debenture leaving US$485 (CDN$572) outstanding at December 31, 2006, which is overdue and accruing interest at 12.5% per annum.

Cash used in operating activities for the year was $1,659 versus $2,086 for the previous year, mainly as a result of the differences described in the results of operations above.

Cash used in investing activities was $(6) versus cash provided in the previous year of $860. The decrease was mainly a result of the proceeds from the sale of investments of $416,885 in addition to the funds received from FEP offset by the advance on investments in 2005.

Cash provided by financing activities was $685 for the year versus $2,215 for the previous year. The cash raised during the year was from the balance of the 1.4 million British Pound debenture funds received subsequent to December 31, 2005.

Capital Resources

Until May 18, 2005, we were responsible for meeting the entire working capital requirements of the oil and gas properties of Forum Exploration, Inc. of which we previously owned 66 2/3%. The working capital requirements for the oil and gas operations were based on the work program agreed to between Forum

Exploration, Inc. and the DOE of the Philippines. The general and administration costs ran approximately US$25,000 per month.

From January to October 2006, we were required to fund US$1,000,000 of the work program of Lascogon Mining Corporation to earn a 40% interest in Lascogon which we completed.

We now own 35% of Metalore Mining Corporation, 40% of Lascogon Mining Corporation and 30.92% of Forum Energy Plc., an AIM listed company. All but Forum Energy Plc. require us to fund our share of any work programs in order to maintain our current equity holdings in the company.

In order to fully earn our 40% interest in the joint venture with PGI, we were required to fund a total of US$1,000,000 of the work program by October, 2006, which was completed. In order to maintain our 40% interest, we are required to pay for 40% of the 2007 work program which is anticipated to be US$320,000. To date, we have funded US$49,264 of the total work program. In the event that we do not provide our 40% of the funding, our interest would be diluted accordingly.

We will need to continue to raise funds through debt, equity or the sale of assets in order to sustain operations and retire outstanding debentures until such time as we can find economically viable reserves.

Contractual Obligations

Pursuant to our Agreement with PGI, we were required to fund a total of US$1,000,000 for the planned exploration work program by October 2006, which we met.

We have employment contracts which obligate us to pay our CEO US$10,500 per month until January 2008 and our CFO and Corporate Secretary US$12,000 per month until January 2008.

We may still need to raise additional funds if the results of our exploration programs demonstrate that either further exploration or development of our properties is warranted. No assurance can be given such financing will be available to us when required, or on commercially viable terms. Currently, in order to raise capital, we are selling our shares in FEP as necessary. See “RISK FACTORS.”

Critical Accounting Policies

Our Financial Statements have been prepared in accordance with Canadian GAAP. A summary of significant accounting policies is presented in Note 2 to our Financial Statements. Most accounting policies are mandated under Canadian GAAP, and therefore, do not have the ability to select alternatives. However, in accounting for oil and gas activities, companies have a choice between two acceptable accounting policies: the full-cost and the successful efforts method of accounting.

Under Accounting Principals Board (“APB”) Opinion 25, the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being recognized as variable price options from the date of the modification until they are exercised, forfeited or expired. Accordingly, changes in the intrinsic value of the stock options from the modification date to the period end date would be recognized in the consolidated statements of loss as adjustments to general and administrative expenses.

As described in Note 8 to the Financial Statements, we have granted stock options to selected employees, directors and Officers. For US GAAP purposes, Financial Accounting Standard (“FAS”) 123, “Accounting for Stock-Based Compensation,” requires that an enterprise recognize, or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost by the intrinsic value method set out in APB Opinion 25. Under APB Opinion 25, as options are granted at exercise prices based on the market value of a company’s shares at the date of grant, there is no compensation expense relating to APB Opinion 25 recorded. In December 2004, FAS 123 was amended to require that all employee stock options be recorded using the fair value method for all periods beginning after December 15, 2005. Early adoption of this method was encouraged and we adopted amended FAS 123 in fiscal year 2004, utilizing the Modified Prospective Method.

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

Recent Canadian Accounting Related Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued a number of accounting pronouncements, some of which may impact our reported results and financial position in future periods.

Financial instruments – recognition and measurement

In January 2005, the CICA released new Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (“Section 3855”), effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. We have not yet determined the impact of adopting Section 3855 on our results of operations or financial position.

Comprehensive income and equity

In January 2005, the CICA released new Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530. We have not yet determined the impact of adopting Sections 1530 and 3251 on our results of operations or financial position.

Hedges

In April 2005, the CICA released a new Handbook Section 3865, “Hedges”, effective for fiscal periods beginning on or after October 1, 2006. Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. We have not yet determined the impact of adopting Section 3865 on our results of operations or financial position.

In our continued effort to align with international accounting standards, the CICA issued three (3) new accounting standards in the fourth quarter of 2006.

Financial Instruments Presentation (section 3863)

Section 3863 carries forward the guidance under section 3861 with little change.

Financial Instruments Disclosure (section 3862)

Section 3862 requires disclosure on the face of the balance sheet of each of the financial instrument categories, as well as additional disclosure regarding our credit, market and liquidity risk. With regards to each of these types of risk, we must disclose our specific exposure and how it arises, our objectives, policy and process for managing the risk, the methods used to measure the risk and quantitative data about the exposure to the risk at the balance sheet date, including concentration of risk that is not otherwise apparent.

Capital Disclosures (section 1535)

Section 1535 requires qualitative disclosure of our objectives, policies and processes for managing our capital and quantitative disclosures are required to summarize what we consider to be our capital.

These standards are not expected to have a material impact on our results of operations or financial position.

In July 2006, the Emerging Issues Committee (“EIC”) of the CICA issued EIC-162, stock-based compensation for employees eligible to retire before the vesting date. EIC-162 clarifies the accounting for stock-based compensation plans that allow for vesting of stock-based awards after an employee’s retirement. If the employee is eligible to retire on the grant date of an award, related compensation cost is to be recognized in full at that date as there is no ongoing service requirement to earn the award. If the employee becomes eligible to retire during the vesting period, the compensation cost is to be recognized over the period from the grant date to the retirement eligibility date. EIC-162 became effective in the fourth quarter of 2006.

EIC-162 did not have a material impact on our results of operations or financial position.

In April 2006, the EIC of the CICA issued EIC-161, Discontinued Operations, in order to address whether corporate interest and general and administrative costs should be allocated to discontinued operations and whether to report discontinued operations if the remaining operations are insignificant. EIC-161 concluded that interest should be allocated if the debt must either be assumed or repaid upon disposition of the assets, and a company may elect to allocate a portion of its total interest expense to discontinued operations. EIC-161 also concluded that a company should not report discontinued operations if the remaining operations are insignificant, but must disclose separately the assets and liabilities from discontinued operations. EIC-161 had no impact on our results of operations or financial position.

The CICA has coordinated a project addressing the business combinations accounting standard. The proposals under this standard will require the fair value of the acquired business to be measured on the date control is obtained. The full value of the assets and liabilities acquired will be recorded at fair value on the acquirer’s balance sheet, including the fair value of any contingent consideration, with the non-controlling interest in these assets and liabilities included in shareholders’ equity. Subsequent acquisitions of the non-controlling interest in the acquired company will be subject to gains and losses. All acquisition and integration costs must be expensed as incurred and cannot be recognized as a liability on acquisition. The standard was expected to be finalized in 2006, but has been delayed and it is uncertain when it will become effective.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

The following table lists, as of the date of this report, the names, ages, functions and areas of experience in our operations of all our directors and Senior Management. Each Director will serve until the next Annual General Meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with our charter documents. Our executive officers serve at the pleasure of the Board of Directors.

Name	Age	Position/Area of Experience/Function

Larry W. Youell (3)	66	Director since June 1998, Chairman April 2003, CEO
effective May 2005
Barry Stansfield (1)(2)(3)	56	Director since April 2003, Chairman effective May 2005
Riaz Sumar	37	Director, CFO since May, 2005
Dr. Walter Brown (2)(3)	74	Director since May 2005
Mark Crandall (1)	48	Director since June 2006
Michael Whiting (1)	42	Director since September 2006

(1) Member of Audit Committee in 2006. (2) Member of Compensation Committee in 2006

(3) Member of the Corporate Governance Committee in 2006

Resignations

The following persons were members of our Board of Directors (“Board”) as of December 31, 2004 and later resigned as of the dates indicated:

Following the Extraordinary Shareholders Meeting of May 18, 2005, Messrs. Robinson and Thompson resigned to join the Board of Forum Energy Plc., and Mr. Larry Youell was appointed Chief Executive Officer and Mr. Riaz Sumar was appointed Chief Financial Officer. Mr. Robert Lynch and Dr. Walter Brown joined our Board to fill the vacancies.

Mr. Robert Lynch did not stand for re-election as a Director or Officer at our June 26, 2006 Annual General Meeting and Special Meeting of Shareholders, and was replaced by Mr. Mark Crandall. Mr. Michael Whiting was appointed to the Board in September 2006.

Information About our Directors and Officers

Mr. Larry Youell, President, Chief Executive Officer and Director

Mr. Youell was born and raised in Calgary, Alberta. He received his Honours degree in Business from the University of Western Ontario in 1963 and a Masters in Business Administration from that university in 1968. Prior to joining us, Mr. Youell spent twenty-one (21) years with Consumers Gas Company Limited and its subsidiaries ("Consumers"), in a variety of roles with increasing responsibility, including Senior Vice President of Operations and Senior Vice President of Business Support. He was also President of Rose Technology and General Manager of Consumers' largest division. Prior to joining Consumers, Mr. Youell was a Management Consultant with an international base of clients.. Mr. Youell has been active in charitable causes, including serving as Chair of the Arthritis Society in Ontario, and has led roles in fundraising for United Way and Skylight Theatre. He is also past Chair of the Ontario Natural Gas Association and International Approvals Services Inc. Mr. Youell is the uncle of David Robinson, one of our former directors and Officers.

Mr. Barry Stansfield, Director and Chairman

Barry Stansfield is an independent Director with broad business experience spanning over thirty (30) years. He was co-owner and Managing Director of Stansfield Lake, a London-based marketing company until that company was acquired by Communicator Plc. He is also a partner in a private property investment company based in southern England.

Mr. Riaz Sumar, Director and Chief Financial Officer

A resident of Calgary, Canada, Mr. Sumar has extensive financial experience with public companies. Mr. Sumar was previously Financial Controller of Forum Energy Corporation from 1996 to 2003. Mr. Sumar was previously the CFO of TransAKT Corp. and previously CFO of TSX-listed, North American Gem Inc. He received the designation of Certified General Accountant in 1997.

Dr. Walter Brown, Director

A resident of Manila, Philippines, Dr. Walter Brown has extensive experience with resource and public companies, and is also currently Chairman and CEO of TSX-listed Philex Gold Corporation.

Mr. Mark Crandall, Director

From 1993 to 2005, Mr. Crandall was a founding partner of Trafigura Baheer BV. Currently, Mr. Crandall is a Director of Postscriptum Ltd., an investment advisory company.

Mr. Michael Whiting, Director

Michael Whiting ACII was a founder of and is currently Managing Director of Sinclair James International Corporation, an Asian focused expatriate wealth management business. Sinclair James International Corporation is incorporated in Hong Kong. Mr. Whiting is a permanent resident of the Philippines. For the last two (2) years, he has sat on the board of the British Chamber of Commerce of the Philippines. He has recently been elected to the position of vice chairman.

None of our directors and/or executive officers, or those persons to be appointed, have been the subject of any order, judgment, or decree of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business, or of theft, or of any felony.

There are no other arrangements or understandings between any two (2) or more directors or executive officers, pursuant to which he or she was selected as a Director or Executive Officer. Except as disclosed above, there are no family relationships between any two (2) or more of our directors or executive officers.

B. Compensation.

We have committed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

Larry Youell	US$10,500
Barry Stansfield	US$3,500
Riaz Sumar	US$12,000
Mark Crandall	US$1,000
Dr. Walter Brown	US$1,000
Michael Whiting	US$1,000

In addition, our Board may award special remuneration to any Director undertaking any special services on our behalf, other than services ordinarily required of a Director. Other than as indicated below, no Director received any compensation for his or her services as a Director, including committee participation and/or special assignments.

We grant stock options to directors, executive officers and employees; as described below under, “Options to Purchase Securities from Company or Subsidiaries”.

None of our executive officers or directors received other compensation in excess of the lesser of US $25,000 or 10% of such Executive Officer's or Director’s cash compensation as reported in the compensation table above and all Executive Officers and directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table above.

No funds were set aside or accrued by us during the year ending December 31, 2006 to provide pension, retirement or similar benefits for our directors or Executive Officers. Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2006 and 2005 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2006

		Option Exercise	Total
Directors/Officers	Salary	Net Market	Compensation
		Value(1)

Barry Stansfield	$59,205	$0.00	$59,205
Larry W. Youell(2)	$120,929	$0.00	$120,929
Riaz Sumar	$162,941	$0.00	$162,941
Mark Crandall	$5,628	$0.00	$5,628
Walter Brown	$15,956	$0.00	$15,956
Michael Whiting	$4,050	$0.00	$4,050
Robert Lynch	$7,143	$0.00	$7,143

Total CDN$	$375,852	$0.00	$375,852

(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

(2).   To September 2006, US $3,500 per month of Larry Youell’s fees were paid by Metalore Mining Corporation and are not included above.

Director Compensation for Fiscal Year ended December 31, 2005

		Option Exercise	Total
Directors/Officers	Salary	Net Market	Compensation
		Value(1)

David R. Robinson	$55,448	$0.00	$55,448
Larry W. Youell	$57,652	$0.00	$57,652
David G. Wilson	$5,545	$0.00	$5,545
David M. Thompson	$81,134	$0.00	$81,134
Barry Stansfield	$35,595	$0.00	$35,595
Riaz Sumar	$41,741	$0.00	$41,741
Walter Brown	$6,650	$0.00	$6,650
Robert Lynch	$8,993	$0.00	$8,993

Total US$	$292,758	$0.00	$292,758

(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Our Board may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his or her services as a Director, including committee participation and/or special assignments.

Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

Options to Purchase Our or Our Subsidiaries’ Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities. We adopted a formal stock option plan on June 19, 2000.

Stock Options Granted and Outstanding

Name	Expiry Date	Exercise Price US$	Number

Larry Youell	26-Apr-08	$ 0.08	1,036,932
	26-Apr-08	$ 0.31	170,455
	31-Jan-10	$ 0.0723	220,000
	25-Oct-10	$ 0.0550	2,000,000

Riaz Sumar	26-Apr-08	$ 0.08	200,000
	02-Aug-10	$ 0.079	1,000,000
	25-Oct-10	$ 0.055	2,000,000

David Robinson	26-Apr-08	$ 0.08	414,773
	26-Apr-08	$ 0.43	1,000,000
	26-Apr-08	$ 0.31	68,182

Donald Blackett	26-Apr-08	$ 0.08	100,000

Timothy Strong	31-Jan-10	$ 0.0723	80,000

Barry Stansfield	26-Apr-08	$ 0.08	1,659,090
	26-Apr-08	$ 0.31	272,726
	31-Jan-10	$ 0.0723	80,000
	25-Oct-10	$ 0.0550	2,000,000

David Thompson	26-Apr-08	$ 0.08	1,036,932
	26-Apr-08	$ 0.31	170,455

AMS Limited	31-Jan-10	$ 0.0723	1,000,000

Energy Services Group	09-Dec-09	$ 0.10	1,000,000

Eastmark Limited	31-Jan-10	$ 0.0723	3,975,000

International Asian
Investment Holdings	31-Jan-10	$ 0.0723	1,855,000

Saranova Limited	31-Jan-10	$ 0.0723	1,855,000

Laval Capital Limited	31-Jan-10	$ 0.0723	1,455,000

Walter Brown Dr.	02-Aug-10	$ 0.079	1,000,000

			25,649,545

C. Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the Audit Committee are Michael Whiting, Barry Stansfield and Mark Crandall. Previously, Mr. Robert Lynch was also on the Audit Committee, but he did not stand for reelection at our Annual Meeting on June 26, 2006. Members of our Audit Committee for 2007 are Barry Stansfield, Mark Crandall and Michael Whiting.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the Compensation Committee in 2006 were Barry Stansfield, Mark Crandall and Walter Brown. The members of our Compensation Committee for 2007 are Barry Stansfield, Mark Crandall and Walter Brown.

Corporate Governance Committee The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the Corporate Governance Committee for 2007 are Larry Youell, Walter Brown and Barry Stansfield.

D. Employees

As of December 31, 2006, we had no employees.

E. Share Ownership

The following table lists as of June 26, 2007, the share ownership of our directors and executive officers.

The following table sets forth certain information as of June 26, 2007 regarding the ownership of our common stock by (i) each beneficial owner more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2. We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated. Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer). The total shares outstanding on June 26, 2007 was 234,143,765.

Name of Registered Shareholder owning 5% or	Number of	Percent
more of the outstanding shares:	Shares	of Class

CDS & Co.*	38,564,231	16.47

CEDE & Co.	33,817,512	14.44

Indexa Corp.**	30,000,000	12.81

Langley Park Investments Plc.	27,000,000	11.53

Asian Coast International Limited	20,440,000	8.73

Asian Coast International	20,300,000	8.67

Eastmark Limited	20,000,000	8.54

Name of Director and/or Officer and number of
shares held:

Larry Youell***	190,780	-

Barry Stansfield	216,539	-

Walter Brown	-	-

Mark Crandall ***	8,655,091	3.70

Michael Whiting	-	-

Riaz Sumar	10,000	-

Number of shares held by all Directors and Officers
as a group:	9,072,410	3.87

* Cede& Co. and CDS and Co. are clearing houses in Canada and the United States and represent the interest of multiple shareholders and there is no way of knowing if any one in particular beneficially holds over 10% of the voting rights attached to our shares.

**	These shares are held in escrow and will only be released on commerciality of MPSA148 being declared.

***	Of the 8,655,091 shares reported by Mr. Crandall, 5,140,091 are held by PostScriptum Ventures Limited and of the 190,780 shares reported by Mr. Youell, 85,273 are held by Cindy Youell. Unless otherwise indicated, such shares are held directly.

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

Warrants Held by Directors and Officers

Name	Number of Share	Exercise Price	Expiration
	Purchase Warrants		Date

None	None

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. Currently, we are not controlled directly or indirectly by another corporation or any foreign government.

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in our control other than as noted above.

The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 26, 2007, the shareholders’ list showed 958 registered shareholders and 234,143,765 shares outstanding. The number of shares held by U.S. residents was 43,422,645 , representing 18.54% of the total issued and outstanding shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. We are not controlled, directly or indirectly, by another corporation or any foreign government. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of June 26, 2007:

Name	Number of Shares Owned	Percent of Class

CDS & Co.*	38,564,231	16.47

CEDE & Co.	33,817,512	14.44

Indexa Corp.**	30,000,000	12.81

Langley Park Investments Plc.	27,000,000	11.53

Asian Coast International Limited	20,440,000	8.73

Asian Coast International	20,300,000	8.67

Eastmark Limited	20,000,000	8.54

* Cede& Co. and CDS and Co. are clearing houses in Canada and the United States and represent the interest of multiple shareholders and there is no way of knowing if any one in particular beneficially holds over 10% of the voting rights attached to our shares.

** These shares are held in escrow and will only be released on commerciality of MPSA148 being declared.

There are no arrangements, known to us, the effect of which may at a subsequent date result in a change in our control other than as noted in Item 5 Operating and Financial Overview and Prospects.

As at June 26, 2006, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above. The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 26, 2007, the shareholders’ list showed 958 registered shareholders and 234,143,765 shares outstanding. The number of shares held by U.S. residents was 43,422,645 , representing 18.54% of the total issued and outstanding shares.

B. Related Party Transactions

During the year ended December 31, 2006, general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $337,777 (2005: $337,867; 2004: $329,661). Included in accounts payable and accrued liabilities at December 31, 2006 is $21,081 (2005: $273) owed to directors, officers and/or companies controlled by them. At December 31, 2006, prepaid expenses include $13,985 (2005: $Nil) in respect of management fees paid to one or more of our directors and/or officers.

During the fiscal year ended December 31, 2005, general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $337,867 (2004 - $329,661). Included in accounts payable and accrued liabilities at December 31, 2005 is $273 (2004 - $471,609) owed to directors, officers and/or companies controlled by them.

At December 31, 2005, all short term loans outstanding to companies controlled by directors and officers had been repaid.

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

We have not declared any dividends for the last five (5) years, nor do we intend to declare any dividends in the foreseeable future.

B. Significant Changes/Developments

i) On May 18, 2005, we disposed of our interest in FEI to FEP for 9,996,000 common shares of FEP, a 71.40% interest in FEP. We recorded the initial investment in FEP at an amount equivalent to our previous carrying value of our interest in FEI.

The investment in FEP is summarized as follows:

Acquisition of investment in FEP	$ 3,141,882
Less: funds received from FEP	(1,378,526)

1,763,356
Gain on dilution of investment in FEP as a result of FEP share	10,476,786
issuances
Equity loss in investment of FEP for the period ended December	(713,843)
31, 2005

Balance, December 31, 2005	11,526,299
Dispositions of 810,000 common shares of FEP for the year
ended December 31, 2006	(934,004)
Gain on dilution of investment in FEP as a result of FEP share	337,456
issuances
Equity loss in investment of FEP for the year ended December 31,	(1,357,142)
2006

Balance, December 31, 2006	$ 9,572,609

As FEP offers its shares to outside investors, the resulting dilution of the investor’s shareholders constitutes an effective disposition necessitating recognition of a dilution gain or loss.

At December 31, 2006, the Company held 9,186,000 common shares of FEP. The market value of our investment in FEP was $15,848,151. On June 30, 2007 we held 8,885,200 shares of FEP with a market value of $7,827,524 .

ii) During the year ended December 31, 2006, Langley purchased the 1,509,086 Langley shares back from us at 0.01 pence per share totalling 15,091 British pounds (CDN$32,270) based on the price protection clause. Also, during the year ended December 31, 2006, an impairment loss of $369,037 was recognized to reflect the write down of the Langley shares to realizable value based on the price protection clause in the Stock Purchase Agreement. The impairment was recognized as our share price was well below the required level that would have allowed us to retain some or all of the Langley shares.

iii) During the year ended December 31, 2006, we acquired TML’s 35% equity interest in Metalore Mining Corporation (“MMC”) for consideration in the amount of $582,800 (US$500,000). In addition, due to debt conversions by other shareholders of Metalore, in order to maintain the 35% interest, a loan outstanding to us by MMC in the amount of $58,250 (US$50,000) was converted into equity and we further advanced $17,035 in respect of our investment in Metalore.

We increased our investment in Metalore during the year ended December 31, 2006 by agreeing to purchase a 35% interest in an overriding royalty (“ORR”) for $131,484 (US$113,500). The terms of the ORR include Metalore paying a royalty of US$2 per ton of iron ore invoiced and sold with a guaranteed minimum of 3,500 tons per month. At the end of each fiscal year, we may elect to have the principal amount of the ORR repaid, convert the principal into shares of Metalore at par or continue with the ORR for another year.

iv) By a memorandum of an agreement dated January 2, 2006 and a settlement and release agreement dated May 11, 2006, we agreed to acquire a 40% interest in a mining project (Lascogan Mining Corporation) in the Philippines in partnership with Philex Gold, Inc. (“PGI”).

The project concerned is the Mining and Production Sharing Agreement (“MPSA”) between PGI and the Government of the Philippines, which comprises 2,306 hectares. We agreed to acquire the interest in the project by way of assignment from Indexa Corp. (“Indexa”) to us of an agreement between Indexa and PGI. Indexa is a Philippine company who had entered into a sole agreement with PGI for the rights to a joint exploration program. Indexa assigned its rights and obligations in their entirety to us, pursuant to which a new Philippine Joint Venture Company was formed of which we would ultimately own 40% and PGI would own 60% equity interests respectively. For this assignment, Indexa was entitled to receive a fee which was to be determined by an independent valuation.

Our commitments in this regard were to provide an initial US$250,000 (CDN$290,900) signature bonus to PGI (paid during the year ended December 31, 2005), pay a fee of US$100,000 (CDN$111,982) (paid) and then for us to contribute to the joint venture company, a total of US$1,000,000 (CDN$1,119,823) from January 1, 2006 to October 31, 2006, such amount being estimated as sufficient funding to complete the planned exploration and prospect work program. On October 2, 2006, we had met all our funding obligations and fully earned our 40% interest in the joint venture company. Also, as a result of the independent valuation and negotiations, we issued 20,000,000 of our common shares (valued at CDN$891,360) to Indexa and a further 30,000,000 of our common shares into escrow, to be awarded to Indexa upon the decision to proceed with commercial production as full and final consideration for the assignment of its rights to us. The 30,000,000 shares are considered contingent consideration and will be recorded as additional cost of the investment at fair value once it is likely that they will be issued.

We have the option to increase our equity interest in the joint venture company to 60% by arranging or contributing by way of repayable loan up to US$10,000,000 as the initial contribution to mine development and production by the joint venture company.

v) In October 2004, PACGEO, a Delaware company, signed a debenture purchase agreement with HEM Mutual Assurance LLC (“HEM”) and Highgate House LLC (“Highgate”) to permit PACGEO to purchase 5-year 1.5% convertible notes totaling US$1,000,000. This convertible debt was sold in six (6) different notes of which $441,000 was issued under First Debenture A with HEM, First Debenture B for $49,000 with Highgate, Second Debenture for $9,000 and $1,000 with HEM and Highgate, respectively. First Debenture A and B are convertible at the lesser of $0.10 and 125% of the average of the closing bid price per share of PACGEO stock during five (5) trading days immediately preceding the conversion, or 100% of the average of the three (3) lowest closing bid prices during the forty (40) trading days immediately prior to conversion date (in whole or part). The Second Debenture has a fixed conversion price of $0.01 per share.

First Debenture C for $450,000 and First Debenture D for $50,000 in favor of Highgate (which has not been drawn down as the trading price for the shares needed to be above 10 cents for a continuous 30 trading days). In order to facilitate the conversion process PACGEO lodged 10,000,000 common shares with the escrow agent for HEM from treasury against future conversion.

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

During the year ended December 31, 2006, the outstanding balance of the debentures of US$358,000 plus interest was converted and 9,872,979 shares, of which 5,900,000 were previously issued and placed in escrow, were delivered in settlement. Due to a decline in our share price, we issued an additional 3,972,929 common shares for this debenture conversion in accordance with the conversion price formula which are included in the 9,872,979 shares that were issued. The escrow agent subsequently returned 900,000 shares to treasury.

vi) In May 2005, we issued convertible debentures totaling $1,223,364 (US$970,000). Each debenture bears simple interest at the rate of 10% per annum and matures at the earliest of full repayment or April 30, 2010. The debentures were sold in units of US$10,000 with US$5,000 warrants. Each debenture is convertible into our common shares at US$0.05 per share or shares of FEP at US$1.923 per share. Each warrant is convertible into common shares of FEP at US$1.923 per share. During the year ended December 31, 2006, upon agreement with the various debenture holders, the debenture was amended whereby the holder could choose to either receive a payment of principal, interest and a 24% premium to the face value of the debenture or the holder could convert the debenture, interest, and warrants into shares at US$0.05 per share. In the event the holder chose the option to receive payment and we could not pay by October 31, 2006, 12.5% per annum interest would be added to the amounts outstanding until paid. The debenture holders chose to receive payment rather than convert into our shares, and on November 24, 2006, we paid the outstanding interest and premium plus one half of the outstanding principal of the debenture leaving US$485,000 (CDN$572,095) outstanding at December 31, 2006, which is overdue and accruing interest at 12.5% per annum.

vii) On January 19, 2006, we closed an offering of debentures amounting to 1,400,000 British Pounds. These debentures mature on December 20, 2007 and interest is calculated at 10% per annum. The first year’s interest was payable in advance on the closing date and the second year’s interest is payable in arrears on the maturity date. We paid the first year’s interest. As at December 31, 2005, we had received $1,309,882 (650,000 British Pounds) in respect of this debenture funding and during the year ended December 31, 2006, received $1,511,402 (750,000 British Pounds) in respect to this debenture funding.

At any time before or on the maturity date, and provided that the debt has not been fully repaid, the holder shall have the right to convert all or any portion of the convertible indebtedness owing to it as at the date of election into:

Our common shares, the number of such shares to be based on the ten (10) day average closing bid price of our shares prior to the date of the debenture being issued. The holder will also receive a cash bonus of our common shares for conversion of the amount calculated as one-half of the difference between the FEP share price on the date of the debenture being issued and the FEP share price on the date of maturity or conversion, i.e. the FEP share price at the date of conversion or maturity minus the FEP share price on issuance of debenture multiplied by 50%.

The debenture is secured by way of a charge over the shares of FEP held by us totaling 200% of the principal amount invested.

On maturity, the holder may also choose one of the following in lieu of conversion into our common shares:

i) A cash repayment of the outstanding principal and interest plus 25% of the outstanding principal as a bonus for not converting into shares; or

ii) A cash repayment of the principal and interest, plus a cash bonus for not converting into shares, calculated as one-half of the difference between the FEP share price on the date of the debenture being issued, and the FEP share price on the date of maturity i.e. the FEP share price at the date of maturity minus the FEP share price on issuance of debenture multiplied by 50%.

ITEM 9. THE LISTING

A. Listing Details and Markets

Our common shares originally traded on the Vancouver Stock Exchange (“VSE”) in British Columbia, Canada under the symbol “TPC”. Trading on the VSE commenced on May 25, 1983. We voluntarily de-listed from the VSE on August 6, 1999. Our common shares are traded on the NASDAQ SMALL CAP BOARD under the symbol “TCXXF”. Trading commenced on NASDAQ on October 30, 1989. Our shares were de-listed from the NASDAQ SMALL CAP Board on September 22, 1999. Our shares now trade on the OTC – Bulletin Board (“OTC.BB”) under the symbol “FECOF”.

The table below lists the high/low bid/ask prices on NASD/OTC.BB for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB Stock Annual Price History - Common Shares (US Dollars)

Year Ended	High	Low

12/31/06	$0.08	$0.026
12/31/05	$0.15	$0.03
12/31/04	$0.62	$0.07
12/31/03	$0.66	$0.08
12/31/02	$0.61	$0.08

The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

OTC Bulletin Board Stock Trading Activity - Common Shares (US Dollars)

Quarter Ended	Volume	High	Low

6/30/07	6,793,790	0.04	0.019

3/31/07	9,361,281	0.045	0.022

12/31/06	9,602,834	0.06	0.037
9/30/06	12,907,554	0.067	0.036
6/30/06	4,237,095	0.06	0.026
3/31/06	5,639,627	0.08	0.05

12/31/05	11,451,781	0.08	0.03
9/30/05	11,109,007	0.09	0.05
6/30/05	5,832,807	0.10	0.05
3/31/05	9,713,695	0.15	0.05

.The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the OTC.BB.

OTC.BB Stock Monthly Price History - Common Shares
(US Dollars)

Month Ended	High	Low	Volume

05/31/07	0.04	0.019	2,406,365
04/30/07	0.029	0.02	1,730,385
03/31/07	0.04	0.022	7,240,816
02/28/07	0.045	0.032	1,259,740
01/31/07	0.045	0.038	860,725
12/31/06	0.054	0.037	2,221,582

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On June 26, 2007, the shareholders’ list showed 958 registered shareholders and 234,143,765 shares outstanding. The number of shares held by U.S. residents was 43,422,645 , representing 18.54% of the total issued and outstanding shares. Our shares are not registered to trade in the U.S. in the form of American Depository Receipts (ADR's) or similar certificates.

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

D. Taxation

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of our common stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States; have never been resident in Canada; deal at arm's length with us; hold their common stock as capital property; and who will not use or hold the common stock in carrying on a business in Canada.

This summary does not take into account provincial income tax consequences. This summary assumes that the publicly announced proposals will be enacted as proposed with the effective dates set out therein; otherwise, this summary assumes that there will be no other changes in law whether by judicial or legislative action.

If a non-resident were to dispose of common stock to another Canadian corporation which deals (or is deemed to deal) on a non-arm's length basis with the non-resident, and which, immediately after the disposition, is connected with us (i.e. which holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our issued and outstanding shares), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately, or eventually, by means of a deduction in computing the paid-up capital of the purchasing corporation.

Under the Canadian Tax Act, a gain from the sale of common stock by a non-resident will not be subject to Canadian tax, provided the stockholder (and/or persons who do not deal at arm's length with the stockholder) has not held a “substantial interest” in our shares (25% or more of the shares of any class of our equity securities) at any time in the five (5) years preceding the disposition. Generally, the Canadian-United States Tax Convention (the “Tax Convention”) will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

In the case of any dividends paid to non-residents of Canada, the Canadian tax is withheld by us, which remits only the net amount to the stockholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend

(or 10% in the case of certain corporate stockholders owning at least 10% of our voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents of Canada from us are taxable by Canada as ordinary dividends.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Currency Exchange Rate Sensitivity

The results of our operations are subject to currency translational risk, and currency transactional risk. Regarding currency translational risk, the operating results and financial position of our subsidiaries are reported in local currencies and then translated into Canadian dollars at the applicable exchange rate for preparation of our consolidated financial statements. The fluctuation of the U.S. dollar and Peso in relation to Canadian dollar will therefore have an impact upon profitability of our operations and may also affect the value of our assets and the amount of shareholders’ equity.

In regards to transactional risk, our functional currency is the Canadian dollar and our activities are predominantly executed using both the U.S. and Canadian dollars. We have done a limited number of financings, and we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC.BB and are bought and sold in US dollars. We have not entered into any agreements, or purchased any instruments, to hedge any possible currency risks at this time.

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

Commodity Price Sensitivity

Our future revenue and profitability will be dependant, to a significant extent, upon prevailing spot market prices for oil and gas. In the past, oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of, and demand for, oil and gas, market uncertainty, and a variety of additional factors that are beyond our control. We currently have no significant operating revenue.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

ITEM 15: CONTROLS AND PROCEDURES.

The Board has overall responsibility for reviewing our disclosure to ensure we provide full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically with respect to financial disclosure. The Audit Committee is responsible for reviewing our financial reporting procedures and internal controls to ensure full and accurate disclosure of our financial position.

ITEM 15: CONTROLS AND PROCEDURES.

The Board has overall responsibility for reviewing our disclosure to ensure we provide full and plain disclosure to shareholders and other stakeholders. The Board discharges its responsibilities through its committees, specifically with respect to financial disclosure. The Audit Committee is responsible for reviewing our financial reporting procedures and internal controls to ensure full and accurate disclosure of our financial position.

Our Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this Annual Report (the "Evaluation Date").

Based on such evaluation, they have concluded that as of the Evaluation Date certain weaknesses exist in our disclosure controls and procedures however the weaknesses would not prevent them from becoming aware on a timely basis of material information relating to us required to be included in our reports filed or submitted under the Exchange Act of 1933 due to the heavy involvement of our Chief Executive Officer and Chief Financial Officer in all operations. Such weaknesses are:

a) Due to our limited number of staff, it is not feasible to achieve complete segregation of incompatible duties.

b) Due to our limited number of staff, we do not have a sufficient number of finance personnel with all the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.

c) Although a Whistleblower Policy and a Code of Conduct are being created and will subsequently be approved and adopted, we did not have a Whistle Blower Policy or Code of Conduct in place during the period.

These weaknesses in our internal controls over financial reporting result in a remote likelihood that a material misstatement would not be prevented or detected. Management and the board of directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors, and the reserve evaluations prepared by our independent reserves evaluation engineering consultants. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board. Members of the Audit Committee during 2006 were Micheal Whiting, Barry Stansfield, and Mark Crandall. New Audit Committee members will be appointed following our meeting of shareholders on July 27, 2007.

Our Board has determined that it has at least one (1) independent financial expert serving on its Audit Committee. This individual is Michael Whiting. Mr. Whiting is Founder of and Managing Director of Sinclair James International Corporation, an Asian focused expatriate wealth management business incorporated in Hong Kong. For the last two (2) years, he was a Board Member of the British Chamber of Commerce in the Philippines. Mr. Whiting has significant experience in the review of financial statements and related information.

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

The Code of Ethics (in hard copy) is available for inspection in our headquarters during regular business hours.

In addition, we practice corporate governance in accordance with rules and regulations in Canada.

Corporate Governance relates to the activities of the Board who are elected by and accountable to the shareholders, and takes into account the role of management who are appointed by the Board and who are charged with our on-going management. Our Board encourages sound corporate governance practices designed to promote our well being and on-going development, having always as its ultimate objective our best long-term interests and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits our employees and the communities in which we operate. The Board believes that our corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by the Toronto Stock Exchange.

To better fulfill and implement the Board’s corporate governance policies, we have established a Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. The members of the Corporate Governance Committee are Larry Youell, Barry Stansfield, and Walter Brown.

ITEM 16 C. ACCOUNTANTS FEES AND SERVICES

Our external auditors, Amisano Hanson, charged total fees of $101,649 all of which related to the audit of the annual Financial Statements for the year ended December 31, 2005. There were no fees associated with the filing of taxes.

Our previous auditors, KPMG LLP, charged $32,766 and Deloitte and Touche LLP charged $23,791 for work done on responding to SEC comments for the 2004 Form 20F.

ITEM 16 D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

Not Applicable.

ITEM 16 E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 17 are found immediately below.

Financial Statements:

Report of Auditors, dated June 1, 2007 Report of Auditors, dated May 18, 2005

Consolidated Balance Sheets at December 31, 2006 and December 31, 2005

Consolidated Statements of Loss and Deficit for the Years ended December 31, 2006, December 31, 2005, and December 31, 2004

Consolidated Statements of Cash Flows for the Years ended December 31, 2006, December 31, 2005, and December 31, 2004 Notes to the Consolidated Financial Statements

FEC RESOURCES INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS December 31, 2006 and 2005 (Stated in Canadian Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, FEC Resources Inc.

We have audited the consolidated balance sheets of FEC Resources Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

The financial statements for the year ended December 31, 2004, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 18, 2005.

Vancouver, Canada	“AMISANO HANSON”
June 30, 2007	Chartered Accountants

750 WEST PENDER STREET, SUITE 604	TELEPHONE:	604-689-0188
VANCOUVER CANADA	FACSIMILE:	604-689-9773
V6C 2T7	E-MAIL:	amishan@telus.net

FEC RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
	December 31, 2006 and 2005
(Stated in Canadian Dollars)
		(Restated –
		Note 12)
ASSETS	2006	2005

Current
Cash	$ 373,012	$ 1,014,482
GST receivable	31,224	21,100
Loans receivable	13,044	-
Prepaid expenses – Note 9	33,655	8,823
Trading securities – Note 3	-	401,307
Deferred financing charge – Note 7	88,735	-

	539,670	1,445,712
Property, plant and equipment – Note 4	4,419	2,443
Investments – Notes 5 and 6	12,764,947	12,458,279

	$ 13,309,036	$ 13,906,434

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 9	$ 127,316	$ 174,561
Short-term loans – Note 6(b)	572,094	-
Convertible debentures – Note 6	2,993,057	-

	3,692,467	174,561
Convertible debentures payable, net – Note 6(b)	-	1,399,893
Convertible debenture funds received – Note 6(c)	-	1,309,882

	3,692,467	2,884,336

SHAREHOLDERS’ EQUITY

Share capital – Note 8	12,357,906	10,732,164
Warrants – Note 8	267,501	735,404
Contributed surplus – Note 8	3,794,939	3,168,464
Equity portion of convertible debentures payable – Note 8	370,271	296,148
Deficit	(7,174,048)	(3,910,082)

	9,616,569	11,022,098

	$ 13,309,036	$ 13,906,434

Nature of Operations – Note 1
Commitments – Notes 6 and 8
Subsequent Event – Note 5
APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

“Riaz Sumar”	Director	“Larry Youell”	Director
Riaz Sumar		Larry Youell

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars)

		(Restated
		– Note 12)
	2006	2005	2004

General and administrative expenses
General and administration – Note 9	$ 842,556	$ 3,335,133	$ 3,069,950
Amortization	1,894	1,047	268,185
Accretion on long-term debt – Note 8	452,993	57,927	328,029
Interest expense	736,457	507,326	13,115

	(2,033,900)	(3,901,433)	(3,679,279)

Other items:
Gain on disposition of investments – Note 5	424,594	-	-
Recovery of impairment charges – Note 5	-	4,695,228	-
Gain (loss) on disposition of trading securities – Note 3	-	19,414	(45,565)
Interest income	29,050	-	-
Foreign exchange gain (loss)	(283,693)	(152,525)	65,632
Loss on write-down of trading securities – Note 3	(369,037)	(52,233)	(950,568)
Gain on dilution of investment in FEP – Note 5	337,456	10,476,786	-
Equity in loss of investments – Note 5	(1,368,436)	(713,843)	-
Impairment of property, plant and equipment – Note 4	-	-	(2,617,821)

Income (loss) before non-controlling interest	(3,263,966)	10,371,394	(7,227,601)

Non-controlling interest	-	-	8,533

Net income (loss) for the year	(3,263,966)	10,371,394	(7,219,068)

Retained earnings (deficit), beginning of the year,
as previously reported	6,430,792	(14,281,476)	(5,956,323)

Prior period restatement – Note 12	(10,340,874)	-	-

Change in accounting policy – Note 3	-	-	(1,106,085)

Deficit, beginning of the year, restated	(3,910,082)	(14,281,476)	(7,062,408)

Deficit, end of the year	$ (7,174,048)	$ (3,910,082)	$ (14,281,476)

Net income (loss) per common share
Basic	$ (0.02)	$ 0.06	$ (0.05)

Fully diluted	$ (0.02)	$ 0.05	$ (0.05)

Weighted average number of shares outstanding	195,609,707	175,619,805	149,900,000

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars)

		(Restated
		– Note 12)
	2006	2005	2004

Operating Activities
Net income (loss) for the year	$ (3,263,966)	$ 10,371,394	$ (7,219,068)
Non-cash items included in loss:
Amortization	1,894	1,047	268,185
Amortization of deferred financing charges	86,730	-	-
Non-controlling interest	-	-	(8,533)
Accretion on long-term debt	452,993	57,927	328,029
Stock-based compensation	-	1,921,577	458,221
Unrealized foreign exchange	-	119,129	(21,810)
Compensation expense for warrants	-	267,502	428,807
Shares issued as bonuses	-	268,541	-
Shares issued for services	88,165	23,382	102,258
Gain on disposition of investments	(424,594)	(4,695,228)	-
Loss (gain) on disposition of trading securities	-	(19,414)	45,565
Impairment of property, plant and equipment	-	-	2,617,821
Gain on dilution of investment in FEP	(337,456)	(10,476,786)	-
Equity loss of investments	1,368,438	713,843	-
Allocation of equity portion of debt and interest	-	-	8,016
Loss on write-down of trading securities	369,037	52,233	950,568

	(1,658,759)	(1,394,853)	(2,041,941)
Net changes in non-cash operating working capital
items related to operations:
GST receivable	(10,124)	(21,100)	-
Accounts receivable	-	76,697	(477)
Prepaid expenses	(24,832)	(3,837)	17,941
Accounts payable and accrued liabilities	34,794	(742,767)	775,085

	(1,658,921)	(2,085,860)	(1,249,392)

Investing Activities
Acquisitions of property, plant and equipment	(3,870)	(3,489)	(151,563)
Loan receivable	(13,044)	(58,280)	-
Advance on investments	-	(873,700)	-
Funds received from FEP	-	1,378,526	-
Acquisition of investments	(1,380,294)	-	-
Proceeds from sale of investments – Note 5	1,358,598	416,885	95,670
Proceeds from the sale of trading securities	32,268	-	-

	(6,342)	859,942	(55,893)

			…/cont’d

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.			Continued
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars)

		(Restated
		– Note 12)
	2006	2005	2004

Financing Activities
Short-term loans (repaid)	-	(317,922)	317,922
Deferred financing charges	(175,465)	-	-
Debentures proceeds	1,511,402	2,533,246	657,008
Repayment of convertible debentures	(651,269)	-	-
Issuance of share capital, net of costs	-	-	81,802
Long-term debt	-	-	246,552

	684,668	2,215,324	1,303,284

Effect of exchange rate changes on cash	339,125	-	-

Increase (decrease) in cash during the year	(641,470)	989,406	(2,001)

Cash, beginning of the year	1,014,482	25,076	27,077

Cash, end of the year	$ 373,012	$ 1,014,482	$ 25,076

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ 643,134	$ -	$ -

Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2006 and 2005 (Stated in Canadian Dollars)

Note 1

Nature of Operations

FEC Resources Inc. (the “Company”) is incorporated under the laws of Alberta and is engaged primarily in the business of exploration and development of oil and gas and other mineral related opportunities, either directly or indirectly through companies in which the company invests. The Company is not currently directly involved in any oil and gas or mineral related exploration activities. The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control. On August 17, 2005, the Company changed its name from Forum Energy Corporation to FEC Resources Inc.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and except as described in Note 14, conform in all material respects with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

a)	Basis of Preparation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, Tracer Petroleum International (“TPI”); TEPCO Ltd. (“TEPCO”) and Pacific Geothermal Energy, Inc. (“PACGEO”) and Forum Exploration Inc. (“FEI”), a 66.66% owned subsidiary. FEI accounts are included until the date of disposition, May 18, 2005 (Note 5). All significant intercompany transactions were eliminated.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 2

Note 2 Significant Accounting Policies – (cont’d)

b)	Investments

	i)	Investments

The Company’s investments are accounted for by the equity method. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post acquisition earnings. The amount of the adjustment is included in the determination of net income by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post acquisition periods. Profit distributions received or receivable from the investments will reduce the carrying value of the investment. Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline. If management has the intention and ability to dispose of the investment within the next fiscal year, then the existing investment is reflected as a current asset.

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

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 3

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

Substantially all of the Company’s exploration, development and production activities are conducted through investments in other companies and accordingly these financial statements reflect only the Company’s interest in such investments.

The Company depreciates its office furniture and fixtures and transportation equipment at the rate of 30% per annum utilizing the declining balance method.

d)	Impairment of Long-Lived Assets

Long-lived assets and intangibles to be held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes there has been no impairment of the Company’s long-lived assets as at December 31, 2006.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 4 Note 2 Significant Accounting Policies – (cont’d)

e)	Asset Retirement Obligation (“ARO”)

The Company records a liability for the fair value of the statutory, contractual or legal asset retirement obligations associated with the retirement and reclamation of tangible long-lived assets when the related assets are put into use, with a corresponding increase to the carrying amount of the related assets. This corresponding increase to capitalized costs is amortized to earnings on a basis consistent with depreciation, depletion, and amortization of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset. The ARO liabilities are carried on the consolidated balance sheet at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in depreciation, depletion and amortization.

As at December 31, 2006 and 2005 the Company had no asset retirement obligations.

f)	Foreign Currency Translation

	i)	Assets and liabilities of foreign equity investments that are self-sustaining have been translated into Canadian dollars at the rate prevailing at the end of the fiscal period. Revenue and expense items of self-sustaining foreign operations are translated at the rate in effect on the date on which the item is recognized. Exchange gains and losses arising from the translation of a self-sustaining foreign operation is recognized as a separate component of other comprehensive income within the investees’ financial statements.

	ii)	Monetary items denominated in foreign currency are translated at the year-end exchange rate. The resulting exchange gains or losses are included in earnings of the year.

g)	Stock-based Compensation

The Company records a compensation cost attributable to all share options granted at fair value at the grant date using the Black-Scholes valuation model and the cost is expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 5 Note 2 Significant Accounting Policies – (cont’d)

g)	Stock-based Compensation – (cont’d)

The Company changed its accounting for stock-based compensation to the above-noted policy effective January 1, 2004. In accordance with the transitional provisions permitted, the Company retroactively applied the fair value-based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Company did not restate prior year’s reported amounts and, accordingly, adjusted 2004 opening retained earnings at January 1, 2004 by $1,106,085 and contributed surplus by the same amount.

h)	Income Taxes

The Company follows the asset and liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the enacted substantively tax rates and laws expected to be in effect when these differences are expected to reverse.

Future income tax assets are recognized to the extent that realization of such assets is more likely than not.

i)	Loss Per Share

Basic loss per share is computed using the weighted average number of shares outstanding during the year. Diluted loss per share is computed in accordance with the treasury stock method. Diluted loss per share reflects the dilution that would occur if outstanding stock options and warrants were exercised or converted into common shares using the treasury stock method. For the years ended December 31, 2006 and 2004, the inclusion of the Company’s stock options and warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and therefore they are excluded from the computation.

j)	Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of:

Completion of a feasibility study; or

The Company’s commitment to a plan of action based on the then known facts.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 6 Note 2 Significant Accounting Policies – (cont’d)

j) Environmental Costs – (cont’d)

The Company has investments that include oil and gas and mineral assets that may be subject to environmental costs. As at December 31, 2006 and 2005, the Company is not aware of any such environmental costs.

Note 3  Trading Securities

On July 21, 2004 the Company entered into a Stock Purchase Agreement with Langley Park Investments LLC (“Langley”) in which the Company could issue and sell 27,000,000 common shares of the Company in exchange for the purchase of Langley stock based on the total purchase price divided by the conversion rate of the British Pound Sterling determined on July 31, 2004 (the “Langley transaction”). Under the agreement, the exchange rate on that day was $1.8060 to £1 resulting in the issue of 3,018,172 shares of Langley. The shares are subject to a price protection in favour of Langley. The Company shares issued were valued based on the assets received as consideration, being Langley shares as they were deemed to be a more reliable indicator of the fair value of the transaction. The opening Langley share price was 0.31 pence or $0.70 per Langley share which valued the 27,000,000 issued shares at $2,112,720 based on the value of Langley shares received. Following the listing of Langley on the London Stock Exchange, 50% of these shares were sold by the Company and the balance was to be held for a two-year period.

In connection with the Langley transaction the Company paid a third party commission of 150,509 Langley shares.

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

During the year ended December 31, 2006, Langley purchased the 1,509,086 Langley shares back from the Company at 0.01 pence per share totalling 15,091 British pounds (CDN$32,268) based on the price protection clause. This resulted in a loss on sale of $306,362. Also during the year ended December 31, 2006, an impairment loss of $62,675 was recognized to reflect the write down of the Langley shares to realizable value based on the price protection clause in the Stock Purchase Agreement. The impairment was recognized as the Company’s share price was well below the required level that would have allowed it to retain some or all of the Langley shares.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 7

Note 4 Property, Plant and Equipment

	Accumulated	Net book
Cost	Amortization	value

Computer equipment

December	31,	2006	$ 7,360	$ 2,941	$ 4,419

December	31,	2005	$ 3,489	$ 1,046	$ 2,443

During the year ended December 31, 2004, the Company recognized the expiration of an exploration license and recorded an impairment of related capitalized costs totaling $2,617,821.

Note 5	Investments
			(Restated –
			Note 12)
		2006	2005
	Forum Energy PLC (“FEP”)	$ 9,572,609	$ 11,526,299
	Metalore Mining Corporation
	Investment	776,193	-
	Advances	-	641,080

		776,193	641,080

	Lascogan Mining Corporation
	Investment	2,416,145	-
	Advances	-	290,900

		2,416,145	290,900

		$ 12,764,947	$ 12,458,279

i)	Investment in FEP

On May 18, 2005, the Company disposed of its interest in Forum Exploration Inc. (“FEI”) (Note 12) to FEP for 9,996,000 common shares of FEP, a 71.4% interest in FEC and recorded the initial investment in FEP at an amount equivalent to its carrying value of its interest in FEI. FEP is a United Kingdom-based oil, gas and coal company with assets in the Philippines.

SEE ACCOMPANYING NOTES

FEC Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars) – Page 8

Note 5	Investments – (cont’d)

	i) Investment in FEP – (cont’d)

	The investment in FEP is summarized as follows:

	Acquisition of investment in FEP	$ 3,141,882
	Less: funds received from FEP	(1,378,526)

		1,763,356
	Gain on dilution of investment in FEP as a result of FEP share issuances	10,476,786
	Equity loss in investment of FEP for the period ended December 31, 2005	(713,843)

	Balance, December 31, 2005	11,526,299
Disposition of 810,000 common shares of FEP for the year ended
	December 31, 2006	(934,004)
	Gain on dilution of investment in FEP as a result of FEP share issuances	337,456
	Equity loss in investment of FEP for the year ended December 31, 2006	(1,357,142)

	Balance, December 31, 2006	$ 9,572,609

As FEP offers its shares to outside investors, the resulting dilution of the investor’s shareholders constitutes an effective disposition necessitating recognition of a dilution gain or loss.

The Company’s interest in FEP was diluted during the year ended December 31, 2005 from a high on May 18, 2005 of 71.40% to 36.72%, resulting in the use of the equity method of accounting for its investment. As at December 31, 2006, the Company’s interest in FEP had been diluted to 32.08% . The dilutions are a result of the sale of FEP common shares and equity offerings by FEP that the Company did not participate in.

At December 31, 2006, the Company held 9,186,000 common shares of FEP. The market value of the Company’s investment in FEP was $15,848,151. As at June 30, 2007, the Company held 8,885,200 shares of FEP having a market value of $7,827,524.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 9

Note 5 Investments – Note 3 – (cont’d)

i)	Investment in FEP – (cont’d)

The financial position and results of operations of FEP as at December 31, 2006 and 2005 are summarized as follows:

	2006	2005
Assets	$ 65,770,963	$ 59,587,803
Liabilities	$ 5,291,957	$ 127,050

Equity	$ 60,479,006	$ 59,460,753
Net loss for the period ended December 31, 2006
and 2005	$ 3,906,462	$ 1,640,195
FEP is a related company by virtue of a common director.

ii)	Investment in Metalore Mining Corporation

During the year ended December 31, 2006, the Company acquired a 35% equity interest in Metalore Mining Corporation (“Metalore”) for consideration in the amount of $582,800 (US$500,000). Metalore is a Philippine company with iron ore mineral interests. In addition, due to debt conversions by other shareholders of Metalore, in order to maintain the 35% interest, a loan outstanding in the amount of $58,280 (US$50,000) was converted into equity by Metalore and, during the year, the Company further advanced $17,035 in respect of its investment in Metalore.

The Company increased its investment in Metalore during the year ended December 31, 2006 by agreeing to purchase a 35% interest in an overriding royalty (“ORR”) for $131,484 (US$113,500). The terms of the ORR include Metalore paying a royalty of US$2 per ton of iron ore invoiced and sold with a guaranteed minimum of 3,500 tons per month. At the end of each fiscal year, the Company may elect to have the principal amount of the ORR repaid, convert the principal into shares of Metalore at par or continue with the ORR for another year. At December 31, 2006, the Company has elected to continue with the ORR for the following year.

SEE ACCOMPANYING NOTES

FEC Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars) – Page 10

Note 5	Investments – Note 3 – (cont’d)

	ii) Investment in Metalore Mining Corporation – (cont’d)

	The investment in Metalore is summarized as follows:

	Acquisition of investment in Metalore	$ 582,800
	Conversion of loan outstanding equity of Metalore	58,280

		641,080
	Advances	17,005
	Purchase of 35% interest in an overriding royalty	131,484
	Equity loss in investment in Metalore	(13,376)

		$ 776,193

The financial position and results of Metalore as at December 31, 2006 are summarized as follows:

2006
Assets	$ 805,406

Liabilities	$ 581,280

Equity	$ 224,126

Net loss for the year ended December 31, 2006	$ (50,957)

iii)	Investment in Lascogan Mining Corporation “Lascogan”)

By a memorandum of an agreement dated January 2, 2006 and a settlement and release agreement dated May 11, 2006, the Company agreed to acquire a 40% interest in a mining project (Lascogan Mining Corporation) in the Philippines in partnership with Philex Gold, Inc. (“PGI”).

The project concerned is the Mining and Production Sharing Agreement (“MPSA”) between PGI and the Government of the Philippines, which comprises 2,306 hectares. The Company agreed to acquire the interest in the project by way of assignment from Indexa Corp. (“Indexa”) to the Company of an Agreement between Indexa and PGI. Indexa is a Philippine Company who had entered into a sole Agreement with PGI for the rights to a joint exploration program. Indexa assigned its rights and obligations in their entirety to the Company, pursuant to which a new Philippine Joint Venture Company was formed of which the Company would ultimately own 40% and PGI would own 60% equity interests respectively. For this assignment, Indexa was entitled to receive a fee which was to be determined by an independent valuation.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 11

Note 5 Investments – Note 3 – (cont’d)

iii)	Investment in Lascogan Mining Corporation – (cont’d)

The commitments of the Company in this regard were to provide an initial US$250,000 (Cdn$290,900) signature bonus to PGI (paid during the year ended December 31, 2005), pay a fee of US$100,000 (CDN$110,551) (paid) and then for the Company to contribute to the Joint Venture Company a total of US$1,000,000 (CDN$1,105,514) from January 1, 2006 through to October 31, 2006 being estimated as sufficient funding to complete the planned exploration and prospect work program. On October 2, 2006, the Company had met all its funding obligations and fully earned its 40% interest in the Joint Venture Company. Also, as a result of the independent valuation and negotiations, the Company issued 20,000,000 common shares of the Company (valued at CDN$891,360) to Indexa and a further 30,000,000 common shares of the Company into escrow, to be awarded to Indexa upon the decision to proceed with commercial production as full and final consideration for the assignment of its rights to the Company. The 30,000,000 shares are considered contingent consideration and will be recorded as additional cost of the investment at fair value once it is likely that they will be issued.

The Company has the option to increase its equity interest in the Joint Venture Company to 60% by arranging or contributing by way of repayable loan up to US$10,000,000 as the initial contribution to mine development and production by the Joint Venture Company.

The investment in Lascogan is summarized as follows:

Signature bonus paid to PGI	$ 290,900
Fee paid to Indexa	110,551
Funding for exploration work program	1,105,514
Costs incurred in respect of investment in Lascogan	15,740

1,522,705
Common shares issued to Indexa	891,360
Equity income in investment in Lascogan	2,080

$ 2,416,145

SEE ACCOMPANYING NOTES

FEC Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars) – Page 12
Note 5	Investments – Note 3 – (cont’d)
iii) Investment in Lascogan Mining Corporation – (cont’d)
The financial position and results of Lascogan as at December 31, 2006 are summarized as follows:
	Assets	$ 1,592,181

	Liabilities	$ 1,498,918

	Equity	$ 93,263

	Net income for the year ended December 31, 2006	$ 31,188

At December 31, 2006, Lascogen is related to the Company by virtue of a common director.
Note 6	Convertible Debentures

a)	In October 2004, PACGEO, a Delaware Company, signed a debenture purchase agreement with HEM Mutual Assurance LLC (“HEM”) and Highgate House LLC (“Highgate”) to permit PACGEO to purchase 5-year 1.5% convertible notes totaling US$1,000,000. This convertible debt was sold in six different notes of which $441,000 was issued under First Debenture A with HEM, First Debenture B for $49,000 with Highgate, Second debenture for $9,000 and $1,000 with HEM and Highgate, respectively.

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

First debenture C for $450,000 and First debenture D for $50,000 in favour of Highgate were not drawn down as the trading price for the shares needed to be above 10 cents for a continuous 30 trading days. In order to facilitate the conversion process PACGEO lodged 10,000,000 common shares with the Escrow agent for HEM from treasury against future conversion.

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

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 13

Note 6 Convertible Debentures – (cont’d)

a)	– (cont’d)

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

During the year ended December 31, 2006, the outstanding balance of the debentures of US$358,000 plus interest was converted and 9,872,979 shares, of which 5,900,000 were previously issued and placed in escrow, were delivered in settlement. The remaining 900,000 shares held in escrow were returned to the Company and cancelled.

b)	In May 2005, the Company issued convertible debentures totaling $1,223,364 (US$970,000). Each debenture bears simple interest at the rate of 10% per annum and matures at the earliest of full repayment or April 30, 2010. The debentures were sold in units of US$10,000 with US$5,000 warrants. Each debenture was convertible into common shares of the Company at US$0.05 per share or shares of FEP at US$1.923 per share. Each warrant was convertible into common shares of FEP at US$1.923 per share.

During the year ended December 31, 2006, upon agreement with the various debenture holders, the debenture was amended whereby the holder could choose to either receive a payment of principal, interest and a 24% premium to the face value of the debenture or the holder could convert the debenture, interest, and warrants into shares at US$0.05 per share. In the event the holder chose the option to receive payment and the Company could not pay by October 31, 2006, 12.5% per annum interest would be added to the amounts outstanding until paid. The debenture holders chose to receive payment rather than convert into shares of the Company, and on November 24, 2006, the Company paid the outstanding interest and premium plus one half of the outstanding principal of the debenture leaving US$485,000 (CDN$572,095) outstanding at December 31, 2006, which is overdue, accruing interest at 12.5% per annum. These debentures include $87,405 (US$75,000) due to a director of the Company.

c)	On January 19, 2006, the Company closed an offering of debentures amounting to 1,400,000 British Pounds. These debentures mature on December 20, 2007 and interest is calculated at 10% per annum. The first year’s interest was payable in advance on the closing date and the second year’s interest is payable on in arrears on the maturity date.

The first year’s interest was paid by the Company. As at December 31, 2005, the Company had received $1,309,882 (650,000 British Pounds) in respect of this debenture funding and during the year ended December 31, 2006, received $1,570,618 (750,000 British Pounds) in respect to this debenture funding.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 14

Note 6 Convertible Debentures – (cont’d)

c)	– (cont’d)

At any time before or on the maturity date, and provided that the debt has not been fully repaid, the holder shall have the right to convert all or any portion of the convertible indebtedness owing to it as at the date of election into Company common shares, the number of such shares to be based on the 10 day average closing bid price of the Company’s shares prior to the date of the debenture being issued. The holder will also receive a cash bonus of the Company’s common shares for conversion for the amount calculated as one-half of the difference between the Company’s share price on the date of the debenture being issued and the FEP share price on the date of maturity or conversion, i.e. the FEP share price at the date of conversion or maturity minus the FEP share price on issuance of debenture x 50%.

The debenture is secured by way of a charge over the shares of FEP held by the Company totalling 200% of the principal amount invested.

On maturity the holder may also choose one of the following in lieu of conversion into common shares of the Company:

	i)	A cash repayment of the outstanding principal and interest plus 25% of the outstanding principal as a bonus for not converting into shares; or

	ii)	A cash repayment of the principal and interest, plus a cash bonus for not converting into shares, calculated as one-half of the difference between the FEP share price on the date of the debenture being issued, and the FEP share price on the date of maturity i.e. the FEP share price at the date of maturity minus the FEP share price on issuance of debenture x 50%.

These debentures include $228,510 (100,000 British Pounds) due to a director of the Company.

Note 7 Deferred Financing charges

In conjunction with its convertible debentures issued during the year ended December 31, 2006 (Note 6), the Company paid finders’ fees totaling $175,465. The Company is amortizing these fees to finance charges over the expected life of the debt instrument.

The deferred financing charges for the year ended December 31, 2006 are summarized as follows:

Finders’ fees paid	$ 175,465
Amortization	(86,730)

Balance, December 31, 2006	$ 88,735

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 15

Note 8

Share Capital – Note 6

a)	Authorized:

Unlimited number of common shares without par value; and

Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

b)	Issued Common Shares:

		Number	Amount

Balance, December 31, 2004		174,583,646	$ 10,225,131
Shares issued for settlement of debt	– at $0.07	333,333	23,382
Shares issued in respect of bonuses	– at $0.083	3,243,957	268,541
Shares issued for conversion of debenture		2,300,000	163,933
Shares delivered from escrow		(2,300,000)	-
Allocation of equity portion of debenture
for conversion – Note 8(b)(i)		-	51,177

Balance December 31, 2005		178,160,936	10,732,164
Shares issued for conversion of debentures		9,872,929	426,604
Shares delivered from escrow		(5,900,000)	-
Allocation of equity portion of convertible debenture
upon conversion of debenture – Note 8(b)(i)		-	137,574
Escrow shares returned to treasury		(900,000)	-
Shares issued for settlement of debt – Note 8(b)(ii)		2,909,900	170,204
Shares issued as a finder’s fee on an investment
– Note 8(b)(iii)		20,000,000	891,360
Shares issued and held in escrow pursuant to an
agreement – Note 8(b)(iii)		30,000,000	-

Balance, December 31, 2006		234,143,765	$ 12,357,906

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 16

Note 8 Share Capital – Note 6 – (cont’d)

b)	Issued Common Shares: – (cont’d)

	i)	The PACGEO debentures (Note 6) were purchased by third parties and converted into common shares in the capital of the Company. As a result the debentures were retired. A total of US$358,000 plus interest was converted into 9,872,929 common shares, including 5,900,000 common shares previously issued and lodged with an Escrow Agent for purposes of facilitating the conversion process. Due to a decline in its share price, the Company issued an additional 3,972,929 common shares for this debenture conversion in accordance with the conversion price formula. The escrow agent subsequently returned 900,000 shares to treasury.

The amount allocated to the PACGEO convertible debenture of $644,419 has been segregated into debt and equity components based on their respective fair values. The equity component represents the holder conversion right. It will continue to be disclosed separately in shareholders’ equity until the loan is either converted or repaid at which time it will be transferred to share capital. The amount allocated to equity on issuance was $192,394 and as at December 31, 2005, the amount had been reduced to $137,574 as a result of credits to share capital totaling of $54,820 (2005: $51,177; 2004: $3,643) reflecting conversions of a portion of the debentures during the years ended December 31, 2004 and 2005. During the year ended December 31, 2006, the balance of $137,574 was credited to share capital as a result of the conversion and retirement of the remaining debenture.

The difference between the recorded value of the debt component and the face value of the debenture is amortized to income over the term of the debenture. During the year ended December 31, 2006, $145,899 (2005: $38,479; 2004:$8,016) was amortized.

The amount allocated to a US$970,000 convertible debenture (Note 6) of $1,223,364 was segregated into debt and equity components based on their respective fair values. The equity component represents the holders’ conversion right. At inception, the balance allocated to the equity component was $158,574. It was disclosed separately in shareholders’ equity until the loan was due, at which time it was renegotiated without conversion features. Consequently, the amount allocated to equity was reclassified as contributed surplus.

The difference between the recorded value of the debt component and the face value of the debenture is amortized to income over the term of the debenture. During the year ended December 31, 2005, $19,448 was amortized. During the year ended December 31, 2006, the balance of $139,125 was amortized.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 17

Note 8 Share Capital – Note 6 – (cont’d)

b)	Issued Common Shares: – (cont’d)

	i)	– (cont’d)

The amount allocated to the 1,400,000 British Pounds convertible debenture (Note 6) of $2,800,500 was allocated into its debt and equity components based on the residual valuation approach whereby the amount allocated to equity at inception was $370,271.

The difference between the recorded value of the debt component and face value of the debenture is amortized to income over the term of the debenture. During the year ended December 31, 2006, the amount amortized totaled $167,969.

	ii)	The Company issued 509,900 common shares at $0.05 per share pursuant to an agreement to settle accounts payable outstanding totalling US $25,495. The Company also issued 2,400,000 common shares at $0.05 per share pursuant to an agreement to issue shares for consulting services totalling US$120,000.

	iii)	As a result of the independent valuation and negotiations, the Company issued 20,000,000 common shares valued at $891,360 of the Company to Indexa and a further 30,000,000 common shares of the Company into escrow, to be awarded to Indexa upon the decision to proceed with commercial production as full and final consideration for the assignment of its rights to the Company to acquire 40% interest (Note 5).

c)	Warrants:

	Number	Amount

Balance December 31, 2003 and 2004	8,239,000	$ 467,902
Issued to Sterling North Africa Ltd. (i)	3,533,333	267,502
Expired	(2,539,000)	-

Balance December 31, 2005	9,233,333	735,404
Expired	(5,700,000)	(467,902)

Balance, December 31, 2006	3,533,333	$ 267,502

The Company issued 3,533,333 warrants to Sterling North Africa Ltd. for the assistance in the sale of the Company’s interest in FEI to FEP (Note 5). The warrants are exercisable until January 31, 2010 and allow the holder to purchase one common share in the capital of the Company for every one warrant held at US$0.0723 per share.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 18

Note 8 Share Capital – Note 6 – (cont’d)

c)	Warrants: – (cont’d)

The fair value of the warrants was calculated using the Black-Scholes valuation model with the following assumptions

	2006		2005

Dividend yield		-	0.0%
Expected stock price volatility		-	208%
Risk free interest rate		-	2.5%
Expected life of options		-	2 years

d)	Options:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately. At December 31, 2006 there were 25,649,545 stock options outstanding to purchase common shares at prices ranging from US$0.055 to US$0.43 per share.

		Weighted
	Number of	Average
	Options	Exercise
	Exercisable	Price/Shares

Outstanding and exercisable December 31, 2003	7,639,790	US$0.18
Granted	1,750,000	US$0.19
Exercised	(1,491,040)	US$0.11
Cancelled/expired	(231,250)	US$0.24

Outstanding and exercisable December 31, 2004	7,667,500	US$0.18
Granted	19,600,000	US$0.07
Cancelled	(567,955)	US$0.1125
Expired	(50,000)	US$0.15

Outstanding and exercisable December 31, 2005	26,649,545	US$0.11
Cancelled	(1,000,000)	US$0.079

Outstanding and exercisable December 31, 2006	25,649,545	US$0.0915

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 19

Note 8 Share Capital – Note 6 – (cont’d)

d)	Options: – (cont’d)

The following table summarizes stock options outstanding and exercisable at December 31, 2006:

Number of Options	Exercise Price	Expiry Date

4,447,727	US$0.08	April	26,	2008
681,818	US$0.31	April	26,	2008
1,000,000	US$0.43	April	26,	2008
1,000,000	US$0.10	December 9, 2009
10,520,000	US$0.0723	January 31, 2010
2,000,000	US$0.079	August 2, 2010
6,000,000	US$0.055	October 25, 2010

25,649,545

The fair value of all options and warrants were estimated using a Black Scholes valuation model and based on the following assumptions:

	2006		2005	2004

	Dividend yield	-	0.0%	0.0%
	Expected stock price volatility	- 202-208%		208%
	Risk free interest rate	-	2.5%	2.5%
	Expected life of options	-	2 years	2 years

e)	Contributed Surplus:

	Balance, December 31, 2004			$ 1,246,885
	Stock-based compensation			1,921,579

	Balance, December 31, 2005			3,168,464
	Transfer of amount upon expiry of warrants			467,902
	Reclassification of equity portion of convertible debenture			158,573

	Balance, December 31, 2006			$ 3,794,939

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 20

Note 9 Related Party Transactions and Balances – Notes 5 and 6

During the year ended December 31, 2006 general and administrative expenses included fees charged by directors, officers and/or companies controlled by them at what management believes are market rates under commercial terms totaling $375,851 (2005: $337,867; 2004: $329,661). Included in accounts payable and accrued liabilities at December 31, 2006 is $21,081 (2005: $273) owed to directors, officers and/or companies controlled by them. At December 31, 2006, prepaid expenses include $13,985 (2005: $Nil) in respect of management fees paid to a director and officer of the Company.

Note 10 Income Tax Losses Carried Forward

The Company has incurred losses for Canadian income tax purposes in the amount of approximately $12,353,000, which, together with accumulated resource and equipment cost pools of approximately $1,177,837, may be carried forward to offset future taxable income. The benefit, if any, of these income tax losses and resource pool balances carried forward has not been reflected in the consolidated financial statements. The income tax losses carried forward expire in 2011.

The Company has incurred expenditures in various jurisdictions, which are subject to tax authority approval. Any future tax asset would be offset by a valuation allowance due to the uncertainty surrounding the future utilization of the tax pools by the Company.

The reconciliation of income taxes computed at statutory rates to the provision for income taxes is as follows:

		(Restated
		– Note 12)
	2006	2005	2004

Statutory tax rate	32.12%	35.625%	35.625%

Income tax at statutory rate	$ (994,435)	$ 3,694,291	$ (2,574,471)
Non-taxable portion of capital gains	(18,988)	(3,576,649)	-
Non-deductible stock compensation
expense	-	779,750	163,218
Non-deductible debt accretion	91,550	-	-
Timing differences not currently
recognized	422,881	88,362	95,527
Impairment (recovery) of Philippine
based assets	-	(1,524,988)	1,524,888
Benefit of losses not previously
recognized	498,992	539,234	790,838

	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 21

Note 11

Financial Instruments

a)	Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations as many of the Company’s expenditures are in U.S. dollars. As at December 31, 2006, the Company had $9,572,609 of assets denominated in British pounds subject to exchange rate fluctuations between the Canadian dollar and the British pound.

b)	Fair value of financial instruments:

Financial instruments of the Company consist mainly of cash, loans receivable, accounts payable and accrued liabilities, short-term loan and convertible debentures. As at December 31, 2006, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

Note 12	Prior Period Restatement

	On May 18, 2005, the Company disposed of its 66.67% interest of Forum Exploration Inc. (“FEI”) in return for
	9,996,000 shares of FEP representing a 71.4% interest at the time of the acquisition. The Company recorded this
	transaction at the fair value of the FEP shares received instead of the carrying value of its interest in FEI given up. As a
	consequence of recording the initial investment in FEP shares at their fair value, the Company recorded a gain on
	disposition of its FEI investment of $20,062,833 whereas no gain should have been reported.

	The effect of the correction of the financial statements as at December 31, 2005 and for the year then ended is
	summarized as follows:

		As Reported	Adjustment	As Restated

	Gain (loss) on disposition of investments	$ 24,758,061 $	(20,062,833) $	4,695,228
	Gain on dilution of investment in FEP	754,827	9,721,959	10,476,786

	Retained earnings (deficit)	6,430,792	(10,340,874)	(3,910,082)

	Investment in FEP	21,867,173	(10,340,874)	11,526,299

	Net income per common share:
	Basic	$ 0.12 $	(0.06) $	0.06
	Fully diluted	$ 0.10 $	(0.05) $	0.05

SEE ACCOMPANYING NOTES

FEC Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006 and 2005
(Stated in Canadian Dollars) – Page 22

Note 13	Comparative Figures

	Certain of the prior year’s comparative figures have been reclassified to conform with the presentation used
	in the current year.

Note 14	Differences Between Canadian and United States Generally Accepted Accounting Principles

	These consolidated financial statements are prepared in accordance with Canadian generally accepted
	accounting principles (“Canadian GAAP”) which differ in certain material respects from accounting
	principles generally accepted in the United States (“US GAAP”). Material differences between Canadian
	and US GAAP and their effect on the Company’s financial statements are summarized below:

	a) Balance Sheets

			(Restated
			- Notes 12
			and 14(g))
		2006	2005

	Total assets under Canadian GAAP	$ 13,309,036	$ 13,906,434
	Investment in Metalore (e)	(167,990)	-
	Investment in Lascogan (e)	(84,417)	-
	Unrealized gain on investment in FEP (c)	6,275,542	12,456,011
	Deferred financing costs (d)	-	667,527

	Total assets under US GAAP	$ 19,332,171	$ 27,029,972

	Total liabilities under Canadian GAAP	$ 3,692,467	$ 2,884,336
	Embedded derivative liability	-	230,498
	Convertible debenture (d)	202,303	285,025

	Total liabilities under US GAAP	3,894,770	3,399,859

	Total equity under Canadian GAAP	9,616,569	11,022,098
	Share capital (d)	(703,466)	(565,891)
	Retained earnings (c) and (d)	(2,687,509)	(435,794)
	Additional paid-in capital (d)	2,455,769	1,449,837
	Contributed surplus	(158,573)	-
	Comprehensive income (c)	7,284,882	12,456,011
	Equity portion of convertible debentures (d)	(370,271)	(296,148)

	Total equity under US GAAP	15,437,401	23,630,113

	Total liabilities and equity under US GAAP	$ 19,332,171	$ 27,029,972

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 23

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

b)	Income (Loss) Statements

			(Restated
			- Notes 12
			and 14(g))
		2006	2005	2004

	Net income (loss) under Canadian GAAP	$ (3,263,966)	$ 10,371,394	$ (7,219,068)
	Accretion of equity portion of convertible
	debt (d)	452,993	57,927	8,016
	Change in fair value of embedded
	derivative	230,498	27,360	253,213
	Gain on disposition of investments	(424,594)	-	-
	Realized loss on disposition of investment
	in FEP shares	(584,746)	-	-
	Equity loss in write-off of resource property
	costs in Metalore Mining Corporation (e)	(167,990)	-	-
	Equity loss in write-off of resource property
	costs in Lascogan Mining corporation (e)	(84,417)	-	-
	Amortization of deferred financing costs (d)	(1,673,459)	(169,396)	(6,984)

	Net income (loss) under US GAAP	(5,515,681)	10,287,285	(6,964,823)
	Unrealized loss on FEP shares (c)	(5,171,129)	12,456,011	-

	Comprehensive income under US GAAP	$ (10,686,810)	$ 22,743,296	$ (6,964,823)

	Basic income (loss) per share under US
	GAAP	$ (0.03)	$ 0.06	$ (0.05)

	Diluted income (loss) per share under
	US GAAP	$ (0.03)	$ 0.05	$ (0.05)

	Weighted average shares outstanding	195,609,707	175,619,805	149,900,000

c)	Investments

Under Canadian GAAP, marketable securities are accounted for at cost unless there has been a loss in value, at which time the securities are written down to market value. Under US GAAP, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, investments in marketable securities that are not classified as trading securities are classified as available-for-sale. Unrealized gains and losses on available-for-sale marketable securities are recorded in other comprehensive income (loss) in stockholders’ equity on the balance sheets. The unrealized gain (loss) on the investment in FEP at December 31, 2006 was $(5,171,129) (2005: $12,456,011).

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 24

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

d)	Convertible Debentures

Under Canadian GAAP, the conversion option embedded in the convertible debentures in the amount of $370,271 (2005: $296,148) is presented separately as a component of shareholders’ equity and the amount allocated to the equity component is then accreted back to debentures payable as a charge to interest over the life of the debenture. Under US GAAP, the embedded conversion option is not subject to bifurcation and is thus presented as a liability along with the balance of the convertible debentures. As a result, under US GAAP, the net income would have increased by the amount of the interest expense charged as a result of the accretion of the equity component, which is $167,968 (2005: $57,927) and debentures payable would decrease by that same amount. As a result of convertible debenture conversions during the year ended December 31, 2006, share capital should decrease by $137,574 (2005: $54,820) which is the amount allocated from the equity component.

Under US GAAP on the commitment date of the debenture, the Company is required to assess whether there is an intrinsic beneficial conversion feature in place. When the Company issues convertible debt securities with a non-detachable conversion feature that is below market value on the commitment date, it is known as a beneficial conversion feature (“BCF”) and pursuant to EITF Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features on contingently Adjustable Conversion Ratios” and EITF issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, the conversion feature of the security that has characteristics of an equity instrument is measured at its intrinsic value at the commitment date and is recorded as additional paid-in capital. The resulting discount of the debt instrument is amortized into income as interest expense at the conversion feature’s earliest conversion date.

During the year ended December 31, 2006, the Company issued convertible debentures totalling £1,400,000 (CDN$2,880,500) for which it determined there was a beneficial conversion feature in the amount of $1,005,932. Under US GAAP, as a result of measuring this conversion feature, deferred finance charge, a current asset and additional paid-in capital each would have increased by this amount. Additionally, the deferred finance charge would be amortized to interest expense to the earliest conversion date which was August 2, 2006. Therefore, net income under US GAAP for the year ended December 31, 2006 would have decreased by $1,005,932 as a result of amortizing the deferred finance charge.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 25

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

d)	Convertible Debentures – (cont’d)

In May 2005, the Company issued convertible debentures totalling $1,223,364 (US$970,000) and determined, under US GAAP, that there was a beneficial conversion feature (deferred finance charge) totalling $704,220 (US$582,000). During the year ended December 31, 2005, as a result of measuring this conversion feature, deferred finance charge, a long-term asset and additional paid-in capital each would have increased under US GAAP by $704,220. During the year ended December 31, 2006, the terms of the debentures were amended allowing the holders to an early payout. As a result, net income under US GAAP would have decreased by $610,324 (2005: $93,896) as a result of amortizing the remaining deferred finance charge.

As a result of convertible debenture conversions during the year, net income would decrease by $57,203 (2005: $47,563; 2004: $Nil) which is the amount of the deferred financing costs associated with those convertible debentures converted to common shares during the year and which is the amount of deferred financing costs charged to earnings in the year in accordance with the Emerging Issues Task Force (“EITF”) Issue No. 98-5.

e)	Resource Property Costs

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. Under US GAAP, resource property costs related to exploration can only be deferred subsequent to the establishment of reserves. The financial statements of the Company’s investments accounted for by the equity method, Metalore Mining Corporation and Lascogan Mining Corporation reflect deferred exploration costs at December 31, 2006 of $639,932 and $1,265,998 respectively. For purposes of US GAAP, the Company’s equity share of the income or loss in its investee companies is adjusted for its share of the write-off of deferred exploration expenditures. For the year ended December 31, 2006, this amounted to $167,990 for Metalore and $84,417 for Lascogan.

f)	Embedded Derivative

Pursuant to the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, the terms of the Langley Agreement which required the Company to sell back a number of Langley shares at a purchase price of 1 pence per share based on a formula was considered an embedded derivative and recorded as such in the liability section of the Company’s balance sheet using the fair value method for determining its value. The change in fair value of the liability at each reporting period was charged to the statement of loss and deficit. At inception, the value of the derivative was $511,071. During the year ended December 31, 2006, net loss would decrease by $230,498 (2005: $27,360; 2004: $253,213) as a result of recording the fair value changes of the embedded derivative liability.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 26

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

g)	Other Disclosures – Subtotal in Operating Cash Flows

The Company includes a subtotal in cash provided by operating activities in the statements of cash flows. The SEC prohibits the inclusion of this subtotal.

h)	Correction of an Error

During the year ended December 31, 2004, the Company entered into a transaction with Langley Park Investments LLC that included an embedded derivative as described in Note 15(f). This derivative was previously not separately valued. This has been corrected for purposes of current financial statement presentation and the impact on previously reported amounts for US GAAP purposes is as follows:

	Amount per
	US GAAP at
	December 31,		Amount as
	2005	Restatement	Restated

Net income for the year	$ 10,259,925	$ 27,360	$ 10,287,285
Embedded derivative liability	-	230,498	230,498
Share capital	10,677,344	(511,071)	10,166,273
Deficit	(4,574,216)	(280,573)	(4,293,643)

i)	Recent US Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 27

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

i)	Recent US Accounting Pronouncements – (cont’d)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5, “Accounting for Contingencies”. This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company. The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company’s financial statements issued in 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

SEE ACCOMPANYING NOTES

ITEM 18. FINANCIAL STATEMENTS. We have elected to report under Item #17. ITEM 19. EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

4.1	Consulting Agreement dated March 1, 2004 between the Company and David Robinson *;

4.2	Consulting Agreement dated March 1, 2004 between the Company and Barry Stansfield *;

4.3	Consulting Agreement dated November 23, 2003 between the Company and Larry Youell *;

4.4	Consulting Agreement dated March 1, 2004 between the Company and David Wilson *

4.5	Consulting Agreement dated March 1, 2004 between the Company and David *;

4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *

4.8	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *

4.9	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *

8.	List of Subsidiaries *;

11.	Code of Ethics *;

12.1	Certification by the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

12.2	Certification by the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1	Certification by the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.2	Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith); * Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 10, 2007	FEC Resources Inc.

(Registrant)

/s/ Larry W. Youell President and Chief Executive Officer