Form 20-F/A
period 2006-12-31
FEC Resources Inc.
filed 2008-02-21
CIK 849997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 20-F AMENDMENT # 1

_____      REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year ended December 31, 2006

_____      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

EXPLANATORY NOTE

This Amendment No. 1 to FEC Resources Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (this “Amendment”) is being filed solely to amend the following sections as well as to update certifications and signatures by our officers:

Current Exploration/Development (starting on page 14) was updated to remove references to potential reserves and upside reserves and references to reserves on pages 15 and 17 were clarified to indicate that we do not directly own any reserves.

Contractual Obligations (page 23) was updated to include tabular disclosure required by Item 5(F) of the Instructions to the Form 20-F.

Controls and procedures (page 41) were revised to indicate whether they are effective or ineffective.

Disclosures regarding changes in internal controls over financial reporting required by Item 15(d) of the Instructions were added.

Our independent auditors report for the year ended December 31, 2004 was added.

We have included the financial statements of Forum Energy PLC

Our statement of operations was revised to include both basic average number of shares outstanding and diluted average number of shares outstanding.

We have revised our Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles with respect to the reconciling item for the unrealized loss on FEP shares accounted for under SFAS 115 as it was accounted for under the equity method which is exempt from mark to market adjustments

FEC Resources Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 (the “Original Filing”) was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2007

This Amendment does not otherwise change or update the disclosures set forth in the Form 20-F as originally filed on July 11, 2006 and does not reflect events occurring after the original filing of the Form 20-F.

FEC RESOURCES, INC. (formerly “FORUM ENERGY CORPORATION”)

FORM 20-F AMENDMENT # 1 ANNUAL REPORT FISCAL YEAR 2006, ENDED DECEMBER

31, 2006

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

	Table No. 3(A)(3)
	Selected Financial Data Canadian GAAP
	(CDN $ in thousands, except Earnings Per Share)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02
		RESTATED

Revenue	$ -	$ -	$ -	$ -	$ -
Gain (loss) Before Non-controlling	$(3,264)	$10,371	$(7,228)	$(1,397)	$(1,058)
Interest
Net Income (loss)	$(3,264)	$10,371	$(7,219)	$(1,356)	$(1,058)
Net Income (loss) Per Share	$(0.02)	$0.06	$(0.05)	$(0.01)	$(0.10)
Diluted Net Income (loss) Per Share	$(0.02)	$0.05	$(0.05)	$(0.01)	$(0.10)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S	195,610	175,620	149,900	113,700	10,404

Working Capital	$(3,153)	$1,271	$(998)	$(283)	$(587)
Resource Properties (1)	$ -	$ -	$6,217	$8,951	$ -
Long-Term Debt	$ -	$2,710	$7,921	$6,882	$ -
Shareholders’ Equity/ (deficiency)	$9,616	$11,022	$(2,153)	$1,809	$(576)
Capital Stock Shares	234,144	178,161	174,584	135,821	10,511
Total Assets	$13,309	$13,906	$7,271	$9,109	$71

(1)	Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

Table No. 3(A)(4) Selected Financial Data US GAAP

(CDN $ in thousands, except Earnings Per Share)

	Year	Year		Year	Year
	Ended	Ended	Year Ended	Ended	Ended
	12/31/06	12/31/05	12/31/04	12/31/03	12/31/02
		RESTATED RESTATED

Revenue	$ -	$ -	$ -	$ -	$ -
Income (Loss) Before Non-controlling	$(5,516)	$10,287	$(6,973)	$(2,832)	$(1,064)
Net Income (loss)	$(5,516)	$10,287	$(6,965)	$(2,791)	$(1,064)
Net Income (loss) Per Share	$(0.03)	$0.06	$(0.05)	$(0.02)	$(0.10)
Fully Diluted Net Income (loss) Per	$(0.03)	$0.05	$(0.05)	$(0.02)	$(0.10)
Share
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wgt. Avg. Shares O/S	195,610	175,620	149,900	113,700	10,404

Working Capital	$(3,355)	$1,271	$(998)	$(283)	$(598)
Resource Properties	$ -	$ -	$6,217	$8,951	$ -
Long-Term Debt	$ -	$2,995	$8,105	$6,882	$ -
Shareholders’ Equity/(deficiency)	$15 437	$23,630	$(2,462)	$1,809	$(876)

Capital Stock Shares	234,144	178,161	174,584	135,821	10,511
Total Assets	$19,332	$27,030	$7,405	$9,109	$71

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

In September 2006, results of the interpretation of the 3D seismic program at the Sampaguita gas discovery indicated a gas accumulation with the possibility of having reserves reserves of up to 20 TCF (“Trillion Cubic Feet”).

Results from Forum’s 3D seismic program and its interpretation performed by independent consultants, Count Geophysics Limited, confirmed a minimum of 3.4 TCF proven gas in place from sands tested in the three (3) wells drilled to date and the extension of the structure to a possible closure of 290 sq. km giving an the possibility of having reserves in these sands alone of 10 TCF. Forum, who we hold an equity interest in, is currently in the process of converting the license to a service contract.

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

2D Seismic Survey

FEP completed an offshore 2D seismic acquisition program in the Tañon Straits, west of Cebu Island, Philippines in June 2005. The survey, acquired 310 kilometers of new 2D data in license Service Contract 40 (“SC40”), where FEP holds a 66.7% interest. Independent consultants, PGS Reservoir Ltd., estimate that structures already identified within the survey area could have combined reserves of 350 millions of barrels of oil equivalent.

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

Coal Operating Contracts (“COCs”)

FEI which is owned by Forum Energy PLC was awarded two (2) coal operating contracts on Cebu Island by the DOE on February 23, 2005, located at Balamban-Naga (Central Cebu) and Dalaguete (South Cebu), which have estimated proven and probable coal reserves of 4.9 million tons of coal.

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

The following table provides information, as of the latest fiscal year, with respect to our known contractual obligations, including amounts, aggregated by contractual obligation.

Payments Due By Period

Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years

Long-Term Debt	-	-	-	-	-
Obligations

Capital (Finance) Lease	-	-	-	-	-
Obligations

Operating Lease	-	-	-	-	-
Obligations

Purchase Obligations	-	-	-	-	-

Other Long-Term	-	-	-	-	-
Liabilities

Total	-	-	-	-	-

* All of the Company’s contractual obligations for management expire within 1 year and all debentures and debts are due in 2007 making them short term obligations

Critical Accounting Policies

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

(2)To September 2006, US $3,500 per month of Larry Youell’s fees were paid by Metalore Mining Corporation and are not included above.

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

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the OTC.BB.

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

Our Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this Annual Report (the "Evaluation Date") are ineffective.

Based on such evaluation, they have concluded that as of the Evaluation Date, certain weaknesses exist in our disclosure controls and procedures, however, our Chief Executive Officer and Chief Financial Officer believe that these weaknesses would not prevent them from becoming aware, on a timely basis, of material information relating to us required to be included in our reports filed or submitted under the Exchange Act of 1933 due to their involvement in all of our operations. Such weaknesses are:

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

These weaknesses in our internal controls over financial reporting result in a remote likelihood that a material misstatement would not be prevented or detected. Management and the board of directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

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

Report of Auditors, dated June 30, 2007

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

Financial Statements of Forum Energy Plc (FEP)

FEC RESOURCES INC.

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006 and 2005 (Stated in Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Directors of FEC Resources Inc. (formerly Forum Energy Corporation)

We have audited the accompanying restated consolidated statements of loss and deficit and cash flows for FEC Resources Inc. for the year ended December 31, 2004. These restated consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.

In our opinion, the restated consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of FEC Resources Inc. for the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Our previous report dated May 18, 2005, except as to note 14 which is as of July 14, 2005 has been withdrawn and the financial statements have been restated as explained in note 14 to the revised consolidated financial statements.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 14 to the consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants Calgary, Canada

May 18, 2005, except as to note 14 which is as of May 23, 2007.

COMMENTS BY AUDITORS FOR U.S READERS ON CANADA – U.S REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the restated financial statements. Our report to the shareholders dated May 18, 2005, except as to note 14 which is as of May 23, 2007 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 3 to the restated consolidated financial statements as at December 31, 2004 and for the year then ended. Our report to the shareholders dated May 18, 2005 except as to note 14 which is as of May 23, 2007 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada

May 18, 2005, except as to note 14 which is as of May 23, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors, FEC Resources Inc.

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

Our previous report dated June 30, 2007 has been withdrawn and the consolidated financial statements have been revised (Note 14(g)).

Vancouver, Canada June 30, 2007, except as to Note 14 (g) which is as of November 15, 2007	Chartered Accountants

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

Nature of Operations – Note 1
Commitments – Notes 6 and 8
Subsequent Event – Note 5
APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:
/s/ Riaz Sumar	Director	/s/ Larry Youell	Director

Riaz Sumar		Larry Youell

51
SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2006, 2005 and 2004
(Stated in Canadian Dollars)

		(Restated
		– Note 12)
	2006	2005	2004
General and administrative expenses
General and administration – Note 9	$ 842,556	$ 3,335,133	$ 3,069,950
Amortization	1,894	1,047	268,185
Accretion on long-term debt – Note 8	452,993	57,927	328,029
Interest expense	736,457	507,326	13,115

	(2,033,900)	(3,901,433)	(3,679,279)

Other items:
Gain on disposition of investments – Note 5	424,594	-	-
Recovery of impairment charges – Note 5	-	4,695,228	-
Gain (loss) on disposition of trading securities – Note 3	-	19,414	(45,565)
Interest income	29,050	-	-
Foreign exchange gain (loss)	(283,693)	(152,525)	65,632
Loss on write-down of trading securities – Note 3	(369,037)	(52,233)	(950,568)
Gain on dilution of investment in FEP – Note 5	337,456	10,476,786	-
Equity in loss of investments – Note 5	(1,368,436)	(713,843)	-
Impairment of property, plant and equipment – Note 4	-	-	(2,617,821)

Income (loss) before non-controlling interest	(3,263,966)	10,371,394	(7,227,601)

Non-controlling interest	-	-	8,533

Net income (loss) for the year	(3,263,966)	10,371,394	(7,219,068)

Retained earnings (deficit), beginning of the year,
as previously reported	6,430,792	(14,281,476)	(5,956,323)

Prior period restatement – Note 12	(10,340,874)	-	-

Change in accounting policy – Note 3	-	-	(1,106,085)

Deficit, beginning of the year, restated	(3,910,082)	(14,281,476)	(7,062,408)

Deficit, end of the year	$ (7,174,048)	$ (3,910,082)	$ (14,281,476)

Net income (loss) per common share
Basic	$ (0.02)	$ 0.06	$ (0.05)

Fully diluted	$ (0.02)	$ 0.05	$ (0.05)

Weighted average number of shares outstanding	195,609,707	175,619,805	149,900,000

Diluted average number of shares outstanding	195,609,707	211,502,683	149,900,000

52
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

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). Material differences between Canadian and US GAAP and their effect on the Company’s financial statements are summarized below:

a)	Balance Sheets

			(Restated
		(Restated	- Notes 12
		- Note 14(g))	and 14(g))
		2006	2005

	Total assets under Canadian GAAP	$ 13,309,036	$ 13,906,434
	Investment in Metalore (d)	(167,990)	-
	Investment in Lascogan (d)	(84,417)	-
	Deferred financing costs (c)	-	667,527

	Total assets under US GAAP	$ 13,056,629	$ 14,573,961

	Total liabilities under Canadian GAAP	$ 3,692,467	$ 2,884,336
	Embedded derivative liability	-	230,498
	Convertible debenture (c)	202,303	285,025

	Total liabilities under US GAAP	3,894,770	3,399,859

	Total equity under Canadian GAAP	9,616,569	11,022,098
	Share capital (c)	(703,466)	(565,891)
	Retained earnings (c)	(1,678,169)	(435,794)
	Additional paid-in capital (c)	2,455,769	1,449,837
	Contributed surplus	(158,573)	-
	Equity portion of convertible debentures (c)	(370,271)	(296,148)

	Total equity under US GAAP	9,161,859	11,174,102

	Total liabilities and equity under US GAAP	$ 13,056,629	$ 14,573,961

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 24

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

b)	Income (Loss) Statements

Net income (loss) under Canadian GAAP Accretion of equity portion of convertible debt (c) Change in fair value of embedded derivative Equity loss in write-off of resource property costs in Metalore Mining Corporation (d) Equity loss in write-off of resource property costs in Lascogan Mining Corporation (d) Amortization of deferred financing costs (c)

Net income (loss) under US GAAP

Basic income (loss) per share under US GAAP

Diluted income (loss) per share under US GAAP

Weighted average shares outstanding

Diluted average shares outstanding

(Restated
(Restated	- Notes 12
- Note 14 (g))	and 14(g))
2006	2005	2004
$ (3,263,966)	$ 10,371,394	$ (7,219,068)
452,993	57,927	8,016
230,498	27,360	253,213
(167,990)	-	-
(84,417)	-	-
(1,673,459)	(169,396)	(6,984)

$ (4,506,341)	$ 10,287,285	$ (6,964,823)

$ (0.03)	$ 0.06	$ (0.05)

$ (0.03)	$ 0.05	$ (0.05)

195,609,707	175,619,805	149,900,000

195,609,707	211,502,683	149,900,000

c)	Convertible Debentures

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

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 25

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

c)	Convertible Debentures – (cont’d)

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

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 26

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

d)	Resource Property Costs

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

e)	Embedded Derivative

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

g)	Correction of Errors

	i)	During the year ended December 31, 2004, the Company entered into a transaction with Langley Park Investments LLC that included an embedded derivative as described in Note 15(f). This derivative was previously not separately valued. This has been corrected for purposes of current financial statement presentation and the impact on previously reported amounts for US GAAP purposes is as follows:

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 27

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

g)	Correction of Errors – (cont’d)

	i)	– (cont’d)

Net income for the year Embedded derivative liability Share capital Deficit

Amount per
US GAAP at
December 31,		Amount as
2005	Restatement	Restated
$ $		$

10,259,925	27,360	10,287,285
-	230,498	230,498
10,677,344	(511,071)	10,166,273
(4,574,216)	(280,573)	(4,293,643)

ii)	During the years ended December 31, 2005 and December 31, 2006 in Note 14, the Company reported an unrealized gain on its investment in FEP for US GAAP purposes. However, since FEP is accounted for using the equity method, unrealized gains on available for sale marketable securities should not be recorded in other comprehensive income (loss) in stockholders’ equity on the balance sheets and under SFAS 115 should have been excluded. The impact on the previously reported financial statements for US GAAP is as follows:

Balance Sheet 2005

	Amount per
	US GAAP at
	December 31,		Amount as
	2005	Restatement	Restated
	$ $		$

Unrealized gain on investment
in FEP	12,456,011	(12,456,011)	-
Total assets	27,029,972	(12,456,011)	14,573,961
Comprehensive income	12,456,011	(12,456,011)	-
Total equity	23,630,113	(12,456,011)	11,174,102
Total liabilities and equity	27,029,972	(12,456,011)	14,573,961

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 28

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

g)	Correction of Errors – (cont’d)

	ii)	– (cont’d)
Income (Loss) Statement 2005
	Amount per
	US GAAP at
	December 31,		Amount as
	2005	Restatement	Restated
	$ $		$

Unrealized gain on FEP shares	12,456,011	(12,456,011)	-

Comprehensive income/net income	22,743,296	(12,456,011)	10,287,285

Balance Sheet 2006

	Amount per
	US GAAP at
	December 31,		Amount as
	2006	Restatement	Restated
	$ $		$

Unrealized gain on investment in FEP	6,275,542	(6,275,542)	-
Total assets	19,332,171	(6,275,542)	13,056,629
Retained earnings	(2,687,509)	1,009,340	(1,678,169)
Comprehensive income	7,284,882	(7,284,882)	-
Total equity	15,437,401	(6,275,542)	9,161,859
Total liabilities and equity	19,332,171	(6,275,542)	13,056,629

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 29

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

g)	Correction of Errors – (cont’d)

	ii)	– (cont’d)

Income (Loss) Statements 2006

Gain on disposition of investments Realized loss on disposition of investment in FEP shares Unrealized loss on FEP shares Comprehensive loss/net loss

	Amount per
	US GAAP at
	December 31,		Amount as
	2006	Restatement	Restated
	$ $		$

Gain on disposition of investments	(424,594)	424,594	-
Realized loss on disposition of investment in FEP shares	(584,746)	584,746	-
Unrealized loss on FEP shares	5,171,129	(5,171,129)	-
Comprehensive loss/net loss	(10,686,810)	6,180,469	(4,506,341)

h)	Recent US Accounting Pronouncements

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

SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 30

Note 14 Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

h)	Recent US Accounting Pronouncements – (cont’d)

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

SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 31

REPORT OF THE INDEPENDENT AUDITORS
INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF FORUM ENERGY PLC

We have audited the Group and parent Company financial statements (the 'financial statements') of Forum Energy plc for the year ended 31 December 2006 which comprise the consolidated statement of loss, the consolidated and parent Company balance sheets, the consolidated and parent Company cash flow statements, the consolidated statement of changes in equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors
The Directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of Directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with those financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises the highlights, the asset locations, the Chairman's Statement, the Chief Executive's Review, the Financial Results, the Board of Directors, the Report of the Directors and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Our report has been prepared pursuant to the requirements of the Companies Act 1985 and for no other purpose. No person is entitled to rely on this report unless such a person is a person entitled to rely upon this report by virtue of and for the purpose of the Companies Act 1985 or has been expressly authorised to do so by our prior written consent. Save as above, we do not accept responsibility for this report to any other person or for any other purpose and we hereby expressly disclaim any and all such liability.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:
- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its loss for the year then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2006;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the financial statements.

BDO STOY HAYWARD LLP
Chartered Accountants
and Registered Auditors
London
18 June 2007

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 32

85

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 33

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2006

Group	Share capital US$'000	Share premium US$'000	Foreign exchange reserve US$'000	Other US$'000	Retained earnings US$'000	Total attributable to equity holders of parent US$'000	Minority interest US$'000	Total US$'000
Balance as at 1 April 2005	–	–	–	–	–	–	2,259	2,259
Loss for the period	–	–	–	–	(867)	(867)	(202)	(1,069)
Unrealised foreign exchange movements	–	–	(499)	–	–	(499)	–	(499)
Total recognised income and expense for the period	–	–	(499)	–	(867)	(1,366)	(202)	(1,568)
Share-based payments	–	–	–	51	–	51	–	51
Issue of shares	4,932	46,714	–	–	–	51,646	–	51,646
Balance as at 1 January 2006	**4,932**	**46,714**	**(499)**	**51**	**(867)**	**50,331**	**2,057**	**52,388**
Loss for the year	–	–	–	–	(3,258)	(3,258)	(185)	(3,443)
Unrealised foreign exchange movements	–	–	499	–	(499)	–	–	–
Total recognised income and expense for the period	–	–	499	–	(3,757)	(3,258)	(185)	(3,443)
Share-based payments	–	–	–	789	–	789	–	789
Issue of shares	234	1,883	–	–	–	2,117	–	2,117
Shares issued under LTIP	16	–	–	–	(16)	–	–	–
Balance as at 31 December 2006	**5,182**	**48,597**	**–**	**840**	**(4,640)**	**49,979**	**1,872**	**51,851**

Company	Share capital US$'000	Share premium US$'000	Foreign exchange reserve US$'000	Other US$'000	Retained earnings US$'000	Total attributable to equity holders of parent US$'000	Minority interest US$'000	Total US$'000
Balance as at 1 April 2005	–	–	–	–	–	–	–	–
Loss for the period	–	–	–	–	(185)	(185)	–	(185)
Unrealised foreign exchange movements	–	–	(499)	–	–	(499)	–	(499)
Total recognised income and expense for the period	–	–	(499)	–	(185)	(684)	–	(684)
Share-based payments	–	–	–	51	–	51	–	51
Issue of shares	4,932	46,714	–	–	–	51,646	–	51,646
Balance as at 1 January 2006	**4,932**	**46,714**	**(499)**	**51**	**(185)**	**51,013**	**–**	**51,013**
Loss for the year	–	–	–	–	(1,884)	(1,884)	–	(1,884)
Unrealised foreign exchange movements	–	–	499	–	(499)	–	–	–
Total recognised income and expense for the period	–	–	499	–	(2,383)	(1,884)	–	(1,884)
Share-based payments	–	–	–	760	–	760	–	760
Issue of shares	234	1,883	–	–	–	2,117	–	2,117
Shares issued under LTIP	16	–	–	–	(16)	–	–	–
Balance as at 31 December 2006	**5,182**	**48,597**	**–**	**811**	**(2,584)**	**52,006**	**–**	**52,006**

The notes on pages 24 to 41 form part of these financial statements.

33
SEE ACCOMPANYING NOTES

86

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 34

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2006

	Note	2006 US$'000	2005 US$'000
Non-current assets			
Intangible assets	10	43,264	39,220
Property, plant and equipment	11	2,675	355
Financial assets	12	40	–
Investments in associated companies	13	1,081	–
Advances to associated companies	14	3,159	–
Total non-current assets		50,219	39,575
Current assets			
Inventories	15	154	105
Trade and other receivables	16	276	917
Advances	16	–	720
Other financial assets	16	–	134
Cash and cash equivalents		5,739	12,635
Total current assets		6,169	14,511
Total assets		56,388	54,086
Liabilities:			
Current liabilities			
Trade payables	17	1,036	420
Other payables	17	–	40
Total current liabilities		1,036	460
Non-current liabilities			
Other payables	17	3,501	1,238
Total liabilities		(4,537)	(1,698)
Total net assets		51,851	52,388
Capital and reserves attributable to equity holders of the Company			
Called up share capital	18	5,182	4,932
Share premium account	18	48,597	46,714
Other reserves		840	51
Foreign exchange reserve		–	(499)
Retained losses		(4,640)	(867)
		49,979	50,331
Minority interest	19	1,872	2,057
Total equity		51,851	52,388

The financial statements were approved and authorised for issue by the Board on 18 June 2007.

Russell S Harvey
Director

The notes on pages 24 to 41 form part of these financial statements.

34
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 35

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 36

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	Year ended 31 December 2006 US$'000	Nine months ended 31 December 2005 US$'000
Operating activities			
Net loss from ordinary activities		(3,259)	(1,069)
Adjustments for:			
Depreciation		129	215
Share-based payments		789	51
Exchange (gains)/loss		(736)	26
Interest expense		2	14
Interest income		(330)	(260)
Minority interest		(185)	(202)
Share of operating loss of associate		69	–
		(263)	(154)
Operating loss before changes in working capital		(3,521)	(1,223)
Decrease/(increase) in trade and other receivables		1,495	(1,997)
Increase in inventories		(49)	(105)
Increase in trade and other payables		2,839	1,698
		4,285	(404)
Cash outflows from operating activities		764	(1,627)
Investing activities			
Interest income		330	260
Acquisition of subsidiary (net of cash acquired)	24	(2,364)	–
Purchase of property, plant and equipment		(54)	(382)
Sale of property, plant and equipment		–	69
Purchase of intangible assets		(2,959)	(9,720)
Investment in associated undertakings		(149)	–
Purchase of available for sale financial assets		(40)	–
Advances to associated companies		(3,159)	–
Cash flows from investing activities		(8,394)	(9,773)
Financing activities			
Interest expense		(2)	(14)
Issue of ordinary share capital (net of issue costs)		–	22,823
Cash flows from financing activities		(2)	22,809
(Decrease)/increase in cash		(7,632)	12,409
Cash and cash equivalents at beginning of the year		12,635	–
Foreign exchange movements		736	226
Cash and cash equivalents at end of the year	22	5,739	12,635

The notes on pages 24 to 41 form part of these financial statements.

36
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 37

COMPANY CASH FLOW STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006

	Note	Year ended 31 December 2006 US$'000	Nine months ended 31 December 2005 US$'000
Operating activities			
Net loss from ordinary activities		(1,884)	(165)
Adjustments for:			
Depreciation		4	–
Share-based payments		780	51
Exchange (gains)/loss		(789)	–
Interest expense		2	14
Interest income		(291)	(260)
		(294)	(195)
Operating loss before changes in working capital		(2,178)	(360)
Decrease/(increase) in trade and other receivables		1,145	(1,674)
Increase in trade and other payables		701	109
		1,846	(1,565)
Cash outflows from operating activities		(332)	(1,945)
Investing activities			
Interest income		291	260
Purchase of property, plant and equipment		(12)	–
Investment in subsidiary undertaking		(9,716)	(9,963)
Cash flows from investing activities		(9,437)	(9,703)
Financing activities			
Interest expense		(2)	(14)
Issue of ordinary share capital (net of issue costs)		–	22,923
Cash flows from financing activities		(2)	22,909
(Decrease)/increase in cash		(9,771)	11,161
Cash and cash equivalents at beginning of the year		11,387	–
Foreign exchange movements		789	226
Cash and cash equivalents at end of the year	22	2,385	11,387

The notes on pages 24 to 41 form part of these financial statements.

FORUM ENERGY PLC ANNUAL REPORT 2006 29

37

SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 38

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006

1 ACCOUNTING POLICIES

Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated. These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS and IFRIC interpretations) issued by the International Accounting Standards Board (IASB) and as adopted by the European Union and with those parts of the Companies Act 1985 applicable to companies preparing their accounts under IFRS. The financial statements have been prepared using the US dollar as this is the functional currency of the Group.

New standards and interpretations

IASB and IFRIC have issued the following standards and interpretations with an effective date of 1 January 2006 but which are not considered relevant to the Group:

International Accounting Standards (IAS/IFRS)

IAS 19 (Amendment), Employee Benefits.
IAS 39 (Amendment), The Fair Value Option.
IAS 21 (Amendment), Net Investment in a Foreign Operation.
IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intra-group Transactions.
IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts.

International Financial Reporting Interpretations Committee (IFRIC)

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds.
IFRIC 6, Liabilities from participating in Specific Markets – Waste Electrical and Electronic Equipment.

New standards and interpretations not applied

IASB and IFRIC have issued the following standards and interpretations with an effective date beginning after the date of these financial statements:

International Accounting Standards (IAS/IFRS)

IFRS 7 'Financial Instruments: Disclosures' – Effective date 1 January 2007.
IFRS 8 'Operating Segments' – Effective date 1 January 2009.
IAS 1 'Amendment – Presentation of Financial Statements: Capital Disclosures' – Effective date 1 January 2007.

International Financial Reporting Interpretations Committee (IFRIC)

IFRIC 7 'Applying the restatement Approach under IAS 29 Financial reporting in Hyperinflationary Economies' – Effective 1 March 2006.
IFRIC 8 'Scope of IFRS 2' – Effective date 1 May 2006.
IFRIC 9 'Reassessment of Embedded Derivatives' – Effective date 1 June 2006.
IFRIC 10 'Interim Financial Reporting and Impairment' – Effective date 1 November 2006.
IFRIC 11 'IFRS 2 – Group and Treasury Share Transactions' – Effective 1 March 2007.
IFRIC 12 'Service Concession Arrangements' – Effective date 1 January 2008.

The Directors do not anticipate that the adoption of these statements and interpretations will have a material impact on the Group's financial statements in the period of initial application.

Upon adoption of IFRS 7, the Group will have to disclose additional information about its financial instruments, their significance and the nature and extent of risks that they give rise to. More specifically, the Group will need to disclose the fair value of its financial instruments and its risk exposure in greater detail. There will be no effect on reported income or net assets.

Changes in comparative disclosure

Total administrative expenses for the prior period ended 31 December 2005 included share-based payments of US$51,000, which have now been shown separately in the comparative figure in the consolidated statement of loss.

Basis of consolidation

Where a company has the power, either directly or indirectly, to govern the financial and operating policies of another entity or business so as to obtain benefits from its activities, it is classified as a subsidiary. The consolidated financial statements present the results of the Company and its subsidiaries ("the Group") as if they formed a single entity. Intercompany transactions and balances between Group companies are therefore eliminated in full.

Business combinations

The consolidated financial statements incorporate the results of the business combinations using the acquisition method of accounting. In the consolidated balance sheet, the acquiree's identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date. The results of acquired operations are included in the consolidated income statement from the date on which control is obtained.

38
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 39

92

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 40

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

1 ACCOUNTING POLICIES – CONTINUED

Unevaluated oil, gas and mining properties

The Group applies the full cost method of accounting, having regard to the requirements of IFRS 6 'Exploration for and Evaluation of Mineral Resources'. Under the full cost method of accounting, all costs associated with exploration for and evaluation of mining and oil and gas properties are capitalised in geographical pools pending determination of the feasibility of each project. Such cost pools are based on geographic areas and are not larger than a segment. The Group currently has one pool, the Philippines.

Costs which are capitalised include costs of licence acquisition, technical services and studies, exploration drilling and testing and appropriate technical and administrative expenses but do not include general overheads or costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to the income statement as they occur.

When the technical and commercial feasibility of a mining or oil or gas project has been determined, the related expenditures will be transferred to property, plant and equipment as proved properties. Where a licence is relinquished, a project is abandoned, or is considered to be of no further commercial value to the Company, the related costs will be written off to the income statement.

Unevaluated mining and oil and gas costs are assessed at each period end and where there are indications of impairment. Any amount by which carrying costs exceed recoverable amounts will be written off. The recoverability of unevaluated oil, gas and mining costs is dependent upon the discovery of economically recoverable reserves, the ability of the Group to obtain necessary financing to complete the development of reserves and future profitable production or proceeds from the disposition of recoverable reserves.

Property, plant and equipment

Depletion and amortisation of proved oil and gas mining properties is provided over the estimated commercial life of each property and computed using the units of production method based on proved reserves as determined annually by management. Depletion, depreciation and amortisation are included within operating expenses within the income statement.

Items of property, plant and equipment are initially recognised at cost. As well as the purchase price, cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. The corresponding liability is recognised within provisions.

Depreciation is provided on all items of property and equipment to write off the carrying value of items over their expected useful economic lives. It is applied at the following rates:

Drilling equipment	– 20% per annum straight line
Transport and motor equipment	– 20% per annum straight line
Furniture, fixtures and fittings	– 20% per annum straight line
Tools and other equipment	– 33% per annum straight line

Impairment of property, plant and equipment

Property, plant and equipment are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly. Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset's cash-generating unit (i.e. the lowest group of assets in which the asset belongs for which there are separately identifiable cash flows).

Any impairment charge is included in the administrative expenses line item in the income statement, except to the extent they reverse gains previously recognised in the statement of recognised income and expense.

Inventories

Inventories are initially recognised at cost, and subsequently at the lower of cost and net realiseable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Investments

In its separate financial statements, the Company recognises its investments in subsidiaries at cost.

Provision for abandonment costs

Provision for abandonment costs are recognised at the commencement of production. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding tangible fixed asset of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of production. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the fixed assets.

28 FORUM ENERGY PLC ANNUAL REPORT 2006

40
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 41

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the balance sheet differs from its tax base, except for differences arising on the initial recognition of goodwill, for which amortisation is not tax deductible, the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit, investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised. The amount of the asset or liability is determined using tax rates that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered). Deferred tax balances are not discounted.

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either the same taxable group company or different group entities, which intend either to settle current tax assets and liabilities on a net basis or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Deferred tax balances are not discounted.

Financial assets

The Group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Group's accounting policy for each category is as follows:

Loans and receivables: These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They incorporate various types of contractual monetary assets, such as advances made to affiliated entities and the provision of goods and services to customers which give rise to trade receivables. They are carried at cost less any provision for impairment.

Available for sale: Non-derivative financial assets not included in the above category are classified as available for sale and comprise the Group's investments in entities not qualifying as subsidiaries or associates. They are carried at fair value with changes in fair value recognised directly in equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognised in the income statement.

Financial liabilities

The Group's financial liabilities consist of trade payables and other short-term monetary liabilities, which are stated at their amortised cost.

Cash and cash equivalents

Cash comprises bank and cash deposits at variable interest rates. Any interest earned is accrued monthly and classified as interest income.
Cash equivalents comprise short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Leased assets

Where assets are financed by leasing agreements that do not give rights approximating ownership, these are treated as operating leases. The annual rentals are charged to the income statement on a straight line basis over the term of the lease.

Critical accounting estimates and judgements

The Group makes estimates and assumptions regarding the future. Estimates and judgements are continually evaluated based on historical experiences and other factors including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may deviate from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Fair value of exploration and appraisal assets

The fair value of exploration and appraisal assets was based on Competent Person's Reports, further discounted to reflect future risks such as higher interest rates, smaller than expected reserves and variation to other critical assumptions.

Recoverability of exploration and evaluation costs

Under the full cost method of accounting for exploration and appraisal costs, such costs are capitalised as intangible assets by reference to appropriate cost pools, and are assessed for impairment when circumstances suggest that the carrying amount may exceed its recoverable value. This assessment involves judgement as to (i) the likely future commerciality of the asset and when such commerciality should be determined, and (ii) future revenues and costs pertaining to any wider cost pool with which the asset in question is associated, and the discount rate to be applied to such revenues and costs for the purpose of deriving a recoverable value.

41
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 42

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

1 ACCOUNTING POLICIES – CONTINUED

Impairment review

While conducting an impairment review of its assets, the Group makes certain judgements in making assumptions about the future prices, reserve levels, and future development and production costs. Changes in the estimates used can result in significant charges to the income statement.

Legal proceedings and commercial disputes

In accordance with IFRS, the Group only recognises a provision where there is a present obligation from a past event, a transfer of economic benefit is probable and the amount of cost of the transfer can be estimated reliably. In instances where the criteria are not met, a contingent liability may be disclosed in the notes to the financial statements. Realisation of any contingent liabilities not currently recognised or disclosed in the financial statements could have a material effect on the Group's financial position. Application of this accounting principle requires the management to make determinations about various factual and legal matters beyond their control. Among the factors considered in making decisions on provisions are the nature of the disputes and litigations, the progress of the cases, the opinions of legal advisers, experience of similar cases and any decision of the Group's management as to how it will respond to any such claim or litigation.

2 SEGMENTAL ANALYSIS

The Group operates in one business segment, the exploration for and production of oil, gas and coal. The Group has interests in one geographical segment being the Philippines.

3 LOSS FROM OPERATIONS

	Year ended 31 December 2006 US$'000	Nine months ended 31 December 2005 US$'000
This has been arrived at after charging:		
Fees payable to the Company's Auditor for the audit of the Company's annual accounts	70	50
Fees payable to the Company's Auditor and its associates for other services:		
Fees payable to the Company's Auditor (international firm) for the audit of the Company's subsidiaries, pursuant to legislation	17	25
Fees payable to the Company's Auditor for tax compliance and consultancy services	189	6
Directors' remuneration	711	382
Permanent impairment of deferred charges and abortive costs	922	–
Employee salaries and other benefits	465	583
Share-based payment	789	51
Depreciation and amortisation	129	215
Operating lease rentals	102	27

4 SALARIES

	Group		Company	
	Year ended 31 December 2006	Nine months ended 31 December 2005	Year ended 31 December 2006	Nine months ended 31 December 2005
Average number of employees (including Directors)	31	27	8	7

	Group		Company	
	Year ended 31 December 2006 US$'000	Nine months ended 31 December 2005 US$'000	Year ended 31 December 2006 US$'000	Nine months ended 31 December 2005 US$'000
Gross salaries and fees (including Directors)	1,121	541	842	382
Employee benefits and social security costs	55	42	51	–
Share-based payments	789	51	759	51
	1,965	634	1,652	433

42
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 43

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

Directors' emoluments

	Salary US$'000	Fees US$'000	For loss of earnings US$'000	Year ended 31 December 2006 Total US$'000	Nine months ended 31 December 2005 Total US$'000
Alan Henderson	–	81	–	81	35
David Robinson	–	160	–	160	144
David Thompson [1]	–	26	–	26	109
Henry Wilson	–	39	–	39	24
Graeme Thomson	–	51	–	51	25
Barry Stansfield	–	39	–	39	24
Ian Baron	–	47	–	47	22
Cameron Pearce	–	53	11	64	–
Russell Harvey	187	–	–	187	–
Oscar de Venecia	–	17	–	17	–
	187	513	11	711	382

(1) Paid an additional US$148,000 in consultancy fees post resignation on 3 March 2006.

All Directors' remuneration is paid in cash in accordance with their contracts. In addition all Directors have received options to purchase Ordinary Shares of the Company at exercise prices ranging from £0.68 to £1.12 per share (see Note 18). The highest paid Director was paid US$187,000 (2005: US$144,000) in the year.

During the year, Russell Harvey also received benefits in kind amounting to £1,000 (US$1,959).

The Company provides limited Directors & Officers Liability insurance, at a cost of approximately US$38,612 (2005: US$25,789). This cost is not included in the above table.

Out of the share-based payment charge (see Note 3), US$499,000 (2005: US$23,000) relates to share-based payments to Directors and US$290,000 (2005: US$29,000) relates to share-based payments to employees.

Directors are considered to be the key management.

5 FINANCIAL INCOME

	Group	
	Year ended 31 December 2006 US$'000	Nine months ended 31 December 2005 US$'000
Interest from bank deposit	330	260
Foreign exchange gains	736	–
	1,066	260

43
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 44

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 45

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 47

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006—CONTINUED

11 PROPERTY, PLANT AND EQUIPMENT

	Drilling Equipment US$'000	Transport & Motor Equipment US$'000	Group Furniture Fixtures & Fittings US$'000	Tools & Other Equipment US$'000	Total US$'000	Company Furniture Fixtures & Fittings US$'000
Cost						
At 1 January 2006	294	34	128	114	570	–
Additions	13	16	23	2	54	12
Acquisitions	2,395	–	–	–	2,395	–
Disposals	–	–	–	–	–	–
At 31 December 2006	2,702	50	151	116	3,019	12
Depreciation						
At 1 January 2006	181	2	18	14	215	–
Charge for the year	50	9	48	22	129	4
At 31 December 2006	231	11	66	36	344	4
Cost						
At 1 April 2005	–	–	–	–	–	–
Additions	289	71	22	–	382	–
Acquisitions	5	32	106	114	257	–
Disposals	–	(69)	–	–	(69)	–
At 31 December 2005	294	34	128	114	570	–
Depreciation						
At 1 April 2005	–	–	–	–	–	–
Charge for the period	181	2	18	14	215	–
At 31 December 2005	181	2	18	14	215	–
Net book value						
At 31 December 2006	2,471	39	85	80	2,675	8
At 31 December 2005	113	32	110	100	355	–

12 FINANCIAL ASSETS

	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
Cost				
At 1 January 2006	–	–	38,529	–
Additions	40	–	11,833	38,529
At 31 December 2006	40	–	50,362	38,529

Group investments are shares held in FEC Resources Inc. a listed company at market value on 31 December 2006.

The Company's investments relate to shares in subsidiary undertakings. Further detail is provided in Note 13 to the accounts.

32 FORUM ENERGY PLC ANNUAL REPORT 2006

47
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 48

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

13 INVESTMENTS IN ASSOCIATED COMPANIES

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
At 1 January 2006	–	–	–	–
Additions	1,149	–	–	–
Share of operating loss of associate	(68)	–	–	–
At 31 December 2006	1,081	–	–	–

Associated companies investments are valued at the lower of book costs and net realisable value.

The principal subsidiaries of the Group, all of which have been included in these consolidated financial statements and are engaged in the exploration for and development of oil, gas and coal assets, are as follows:

Name	Country of Incorporation	Proportion of ownership interest and ordinary share capital held
Forum Philippine Holdings Limited	Jersey	100%
Forum (FEI) Limited	Jersey	100%
Forum (GSEC101) Limited [1]	Jersey	100%
Forum (Nido Matinloc) Limited	Jersey	100%
Forum Exploration Inc [2]	Philippines	66.67%
Forum Energy Philippines Corporation	Philippines	100%

(1) Forum (GSEC101) Limited has established a registered branch office in the Philippines.
(2) The Minority shareholders of Forum Exploration Inc are unrelated and the Group consolidate the total activity of this subsidiary and account separately for the Minority interest.

Investments in associates

At year end the Group had interests in the following:

	Country of Incorporation	Proportion of ownership interest 2006	2005
Forum Cebu Coal Corporation	Philippines	40%	–
Forum Coal Cebu Holdings Inc	Philippines	40%	–

Summary of financial information on associates – 100%

2006	Assets US$'000	Liabilities US$'000	Equity US$'000	Profit/(Loss) US$'000
Forum Cebu Coal Corporation	3,007	3,278	(271)	(506)
Forum Coal Cebu Holdings Inc	3,364	3,160	204	65

14 ADVANCES TO ASSOCIATED COMPANIES

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Additions	3,159	–	–	–
	3,159	–	–	–

The Group made advances of US$3.159 million to associate companies during the year, repayment is dependent on future income generation of those companies. The loans are interest-free.

48
SEE ACCOMPANYING NOTES

FEC Resources Inc. Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 49

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

15 INVENTORIES

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Materials and supplies	154	105	–	–

There is no material difference between the carrying values of inventories and their fair value less costs to sell.

16 RECEIVABLES

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Trade and other receivables				
Trade receivables	–	40	–	–
Other receivables	219	796	45	439
Amounts due from employees	–	24	–	–
Prepayments	57	57	16	47
	276	917	61	486
Advances				
Advances	–	720	–	720
Other financial assets				
Cash held in trust account	–	134	–	–
Total receivables	276	1,771	61	1,206

Included within other receivables are amounts relating to recoverable VAT and amounts in respect of expenditure on future projects.

The advances relate to cash advances paid to third party companies. The advances made in the prior period carry interest of 10% per annum and were due for repayment within one year.

All amounts shown under receivables fall due for payment within one year.

17 LIABILITIES

	Group		Company	
	2006 US$'000	2005 US$'000	2006 US$'000	2005 US$'000
Current liabilities				
Trade payables	87	349	53	–
Other payables	814	23	757	21
Employee benefits	98	71	–	71
Tax payable	37	17	–	17
	1,036	460	810	109

All amounts fall due for payment within one year.

Non-current liabilities

Other payables	3,501	1,238	–	–

Under the share purchase agreement for Forum Exploration Inc dated 11 March 2003, amounts of up to US$3.501 million are due to the vendor out of the Group's share of future net revenues generated from licence SC40. The timing and extent of such payments is dependent upon future field production performance and cannot be accurately determined at this stage.

34 FORUM ENERGY PLC ANNUAL REPORT 2006

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 50

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 — CONTINUED

18 SHARE CAPITAL

Allotted, called up and fully paid

Group and Company	2006 Number	2006 US$'000	2005 Number	2005 US$'000
At 1 January 2006	27,221,450	4,932	–	–
Additions	1,415,259	250	27,221,450	4,932
At 31 December 2006	28,636,709	5,182	27,221,450	4,932

Group and Company	Authorised Number of 10p each	Allotted, called up and fully paid Number	Allotted, called up and fully paid US$	Share Premium US$
At 1 January 2006	100,000,000	27,221,450[3]	4,932,195	46,713,520
6 April 2006 [1]	–	1,333,759	233,980	1,883,539
29 December 2006 [2]	–	81,500	15,965	–
At 31 December 2006	100,000,000	28,636,709	5,182,140	48,597,059

(1) On 6 April 2006 the Company issued 1,333,759 Ordinary Shares of 10p as part of the acquisition of the entire issue share capital of Basic Consolidated Inc.
(2) On 29 December 2006 the Company issued 81,500 Ordinary Shares of 10p each to the Employee Benefit Trust under the terms of the Long Term Incentive Plan.
(3) The balance bought forward relates to the following share issues made during the period ended 31 December 2005.

- On 22 April 2005 the Company amended its share capital by authorising 100,000,000 shares of 10p each, and issued an additional 4,003,960 shares and the redeemable preference shares in exchange for the acquisition of the GSEC101 Licence in the Philippines. This acquisition had a value of US$6,240,371 (£4,000,000) in accordance with the transaction agreement signed between the Company and Sterling Energy plc and FEC Resources Inc.
- On 19 May 2005 the Company changed its name to Forum Energy plc and issued 9,996,000 Common shares in exchange for the acquisition of a 66.67% interest in Forum Exploration Inc comprising of the licence area SC40 in the Philippines and two Coal Licences located in the island of Cebu, The Philippines). This acquisition had a value of US$20,578,605 (£9,996,000) as supported by the sale of shares to outside investors at the IPO price of £1.12 per share.
- On 31 May 2005 the Company issued 3,400,000 shares to investors under a pre-IPO at an issue price of £1 per share. The Company successfully raised US$6,217,320 (£3,400,000) and on receiving the funds from the IPO the preference shares of £1 each were redeemed.
- On 2 August 2005 the Company completed a further Initial Public Offering and raised an additional US$19,453,542 (£11,000,024) at an offering price of £1.12 per share.
- The Company was admitted to the Alternative Investment Market of the London Stock Exchange on 2 August 2005 following the successful completion of the Initial Public Offering.

Share-based payments

The Company operates two equity-settled, share-based remuneration schemes: a share option scheme and a Long Term Incentive Plan.

Share option scheme

On 1 August 2005, the Company implemented a Share Option Plan ('the Plan') with three sub-plans ('the sub-plan'). Under the terms of the Plan the Company can issue up to 15% of the outstanding issued stock of the Company.

At 31 December 2006, the following share options were outstanding in respect of the ordinary shares:

Exercise price	Outstanding at 1 January 2006	Number of options: Granted during the year	Number of options: Cancelled during the year	Outstanding at 31 December 2006	Final exercise date
£0.68 (US$1.33)	–	54,000	–	54,000	July 2016
£0.735 (US$1.44)	–	831,000	–	831,000	December 2016
£0.935 (US$1.83)	–	500,000	–	500,000	May 2016
£1.12 (US$2.19)	1,423,207	–	404,000	1,019,207	August 2015
£1.20 (US$2.35)	–	300,000	300,000	–	–
£1.21 (US$2.37)	24,793	–	–	24,793	August 2015
	1,448,000	1,685,000	704,000	2,429,000	

The weighted average exercise price of share options was US$1.84 at 31 December 2006 and US$1.93 at 31 December 2005. The weighted average remaining contractual life of options outstanding at the end of the year was nine years (2005: eight years).

Of the total number of options outstanding at the end of the year 167,736 (2005: nil) had vested and were exercisable at the end of the year.

The weighted average fair value of each option granted during the year was US$0.61 (2005: US$0.60).

There were no cancellations of share options during the period ended 31 December 2005.

50
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 51

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

18 SHARE CAPITAL – CONTINUED

Fair value of options

Inputs to the valuation model

The fair values of awards granted under the Share Option Plan have been calculated using the Black Scholes pricing model that takes into account factors specific to share incentive plans such as the vesting periods of the Plan, the expected dividend yield on the Company's shares and expected early exercise of share options.

Grant date	1 August 2005	15 August 2005	25 May 2006	6 December 2006
Share price at date of grant	£1.12 (US$2.19)	£1.21 (US$2.30)	£0.93 (US$1.77)	£0.73 (US$1.39)
Exercise price	£1.12 (US$2.19)	£1.21 (US$2.30)	£0.93 (US$1.77)	£0.73 (US$1.39)
Volatility	25%	25%	40%	40%
Option life	10 years	10 years	5 years	5 years
Dividend yield	–	–	–	–
Risk-free investment rate	4.5%	4.5%	5%	5%
Employee turnover	–	–	–	–

Volatility has been based on the following:

(i) The annualised volatility of the Company's shares since its flotation on the AIM market.
(ii) The volatility of comparable listed companies in the mining, oil and gas sector, based on historical share price information from the London Business School for a ten-year period dating back to 1995.

Based on the above assumptions, the fair values of the options granted are estimated to be:

Grant date	1 August 2005	15 August 2005	25 May 2006	6 December 2006
Fair value	£0.35 (US$0.66)	£0.37 (US$0.70)	£0.32 (US$0.61)	£0.31 (US$0.59)

Expense arising from share-based payments

Based on the above fair values and prior year awards and the Company's expectations of employee turnover, the 2006 expense arising from equity-settled share options and share awards made to employees was US$585,000 excluding LTIP shares. There were no other share-based payment transactions.

Long term incentive plan

On 14 September 2006, the Company granted options to acquire ordinary shares of 10p (US$0.2) each for nil consideration to the trustees of the Forum Energy plc Employee Benefit Trust ('EBT') with an exercise price of 10p (US$0.2) per share ('the A Options'). At the same time, options to acquire Ordinary Shares were granted for nil consideration by the trustees of the EBT to Russell Harvey with an exercise price of 10p (US$0.2) per share ('the B Options'). The A and B Options are exercisable between 14 September 2006 and 15 May 2011.

The A and B Options are matched and are exercisable together in eight separate tranches, provided that certain performance criteria, applicable individually to each tranche, are met. The performance criteria relating to the share price performance or the achievement of market capitalisation targets and to the Company's coal revenue targets for the combined years of 2006 and 2007 and for 2008 is set out below.

Tranche	Event and performance hurdle	Maximum number of shares under option
	(i) Forum share price or market capitalisation target surpassed prior to 15 May 2011:	
1	£1.25	220,000
2	£1.75 or £60m market capitalisation	240,000
3	£2.25	240,000
4	£2.75 or £90m market capitalisation	240,000
5	£3.25	240,000
6	£3.75	240,000
7	(ii) Coal revenues for 2006 and 2007 achieve or exceed coal budget, as approved by the Board on 27 June 2006	150,000
8	(iii) Coal revenues for 2008 achieve or exceed coal budget, as approved by the Board on 27 June 2006	150,000

The maximum number of A and B Options under option for each tranche are such number that will deliver the inherent value of the tranche as at the date of grant and this will be determined by dividing the inherent value of each tranche by the higher of the market value of an Ordinary Share at the date of exercise and the average market value (measured over 2 days) of an Ordinary Share at the date that a tranche becomes exercisable. The inherent value at the date of grant was 69.5 pence (US$1.32) per share.

The current participants under the LTIP are Russell Harvey and Andrew Mullins, although the Board will consider other suitable instances where the LTIP can be used to incentivise other employees in the future. The terms of the LTIP are in place until 15 May 2011.

36 FORUM ENERGY PLC ANNUAL REPORT 2006

51

SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 52

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

Fair value of LTIP

Inputs to the valuation model

The fair values of the awards granted under the LTIP have been calculated using the a Binominal pricing model that takes into account factors specific to share incentive plans such as the vesting periods, the expected dividend yield on the Company's shares and expected early exercise of share options and an assessment of the likelihood of the shares vesting.

Grant date	13 September 2006
Share price at date of grant	£0.695
Exercise price	As above
Volatility	40%
Option life	4.67 years
Dividend yield	–
Risk-free investment rate	5%
Employee turnover	–

Volatility has been based on the same criteria as for the option plans.

Based on the above assumptions, the fair values of the various tranches of the LTIP granted in 2006 are estimated to be:

Tranche	Event and performance hurdle	£	US$
	(iv) Forum share price or market capitalisation target surpassed prior to 15 May 2011:		
1	£1.25	0.5042	0.9580
2	£1.75 or £60m market capitalisation	0.3666	0.6969
3	£2.25	0.2691	0.5113
4	£2.75 or £90m market capitalisation	0.1997	0.3794
5	£3.25	0.1513	0.2875
6	£3.75	0.1162	0.2208
7	(v) Coal revenues for 2006 and 2007 achieve or exceed coal budget as approved by the Board on 27 June 2006	0.6950	1.321
8	(vi) Coal revenues for 2008 achieve or exceed coal budget, as approved by the Board on 27 June 2006	0.6690	1.321

Expense arising from share-based payments

Based on the above fair values and prior year awards and the Company's expectations of employee turnover, the 2006 expense for the LTIP shares is US$204,000 (2005: nil). There were no other share-based payment transactions.

52
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 53

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

19 MOVEMENT IN RESERVES

	2006 US$'000	2005 US$'000
Group attributable to the equity holders of the parent		
At 1 January 2006	50,331	–
Loss for the year	(3,258)	(867)
Share option expense	789	51
Issue of shares	2,117	51,646
Unrealised foreign exchange differences	–	(499)
At 31 December 2006	49,979	50,331
Minority interest		
At 1 January 2006	2,057	–
Minority share of net assets arising on acquisition of assets	–	2,259
Minority share of net loss for the period	(185)	(202)
At 31 December 2006	1,872	2,057
Company		
At 1 January 2006	51,013	–
Loss for the period	(1,884)	(185)
Share option expense	760	51
Issue of shares	2,117	51,646
Unrealised foreign exchange differences	–	(499)
At 31 December 2006	52,006	51,013

The share premium account holds the balance of consideration received in excess of the par value of the shares. The share premium account can be used to pay any unpaid subscriptions.

The other reserve relates to the other side of the expense recognised for the issue of share-based payments.

The retained earnings reserve can be used in future years to accumulate and offset any future profit and losses arising from ordinary activities.

20 COMMITMENTS

At 31 December 2006, the Group and Company had committed US$182,401 in operational and exploration expenditure. It is expected that these commitments will be contracted and expensed by 31 December 2007 and will be classified as intangible assets.

21 FINANCIAL COMMITMENTS

Group and Company

Future commitments under non-cancellable operating leases are as follows:

	Land and Buildings 2006 US$'000	Land and Buildings 2005 US$'000
Operating leases with an option to terminate within 1 year	37	30

53
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 54

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

22 CASH FLOW NOTES

	Group 2006 US$'000	Group 2005 US$'000	Company 2006 US$'000	Company 2005 US$'000
Cash and cash equivalents comprise:				
Cash available on demand	2,539	6,085	2,365	4,837
Short-term deposits	3,200	6,550	–	6,550
	5,739	12,635	2,365	11,387
Significant non-cash transactions				
Investing activities				
Equity consideration for business combination	2,118	28,823	–	–

23 FINANCIAL INSTRUMENTS

Significant accounting policies

Details of the significant account policies in respect of financial instruments are disclosed in Note 1 to the financial statements.

Financial risk management

The Board seeks to minimise its exposure to financial risk by reviewing and agreeing policies for managing each financial risk and monitoring them on a regular basis. No formal policies have been put in place in order to hedge the Group and Company's activities to the exposure to currency risk or interest risk, however as the Group enters commercial production this may be considered. No derivatives or hedges were entered into during the period.

The Group is exposed through its operations to the following financial risks:

- Fair value or cash flow interest rate risk
- Foreign currency risk
- Liquidity risk
- Credit risk

The policy for each of the above risks is described in more detail below.

Cash flow interest rate risk

The Group and Company ('the Group') manage the interest rate risk associated with the Group cash assets by ensuring that interest rates are as favourable as possible, through the use of bank treasury deposits, whilst managing the access the Group requires to the funds for working capital purposes.

At the year end the Group had a cash balance of US$5,739,000 (2005: US$12,635,000) which was made up as follows:

	2006 US$'000	2005 US$'000
British pounds sterling	2,383	11,387
US dollars	3,301	1,248
Philippine peso	55	–

Included above are amounts of £1,216,464 (US$2,382,002) and US$3,200,740, held within fixed rate deposit accounts. Interest rates are 3.25% to 4.5% based on bank interest rates.

There is no material difference between the book value and fair value of the Group's cash.

Foreign currency risk

The Group has six overseas subsidiaries, two of which operate in the Philippines and whose expenses are mainly denominated in US dollars. The other overseas subsidiaries transactions are also mainly denominated in US dollars. Foreign exchange risk is inherent in the Group's activities and is accepted as such. The majority of parent Company expenses are denominated in sterling. During the year the parent Company exchanged £2,969,000 into US$5,275,000 resulting in a foreign exchange gain of US$333,000. The Group keeps small balances in Philippine peso to operate the local payroll and office expenses.

FORUM ENERGY PLC ANNUAL REPORT 2006 39

54
SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 55

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 – CONTINUED

23 FINANCIAL INSTRUMENTS – CONTINUED

Liquidity risk

The liquidity risk of each Group entity is managed centrally by the Group treasury function. The investment budgets and work plans are set locally and agreed by the Board annually in advance, enabling the Group's cash requirements to be anticipated.

Credit risk

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Group made advances of US$3.159 million to associated companies during the year, repayment is dependant on future income generation of those companies.

24 ACQUISITIONS

On 3 April 2006, the Company acquired 100% of the voting equity instruments in Basic Petroleum & Minerals Inc representing the oil & gas assets of Basic Consolidated Inc.

In consideration for this the Company issued a total of 1,333,759 Ordinary Shares of 10p each in the Company (the fair value of which is considered to be US$2,117,519) together with cash payments totalling US$2,200,000 including a final payment of US$560,000 which was payable per the terms of the Sale & Purchase Agreement on 3 April 2006. The shares were attributed a premium of US$1.588 (£0.905) based upon the market price at the date of the transaction. In addition, costs of US$164,000 were incurred in the transaction.

Licences	Property, Plant & Equipment US$'000	Deferred Exploration US$'000	Total US$'000
Net assets at point of business combination	17,859	–	17,859
Fair value adjustment	(15,463)	2,085	(13,378)
Total asset value	2,396	2,085	4,481

The fair value adjustments arise based upon the Director's review of the underlying exploration projects after giving consideration to the estimated resources and project economics.

Since the acquisition date, Forum Energy Philippines Corporation has contributed US$561,000 to Group profit. If the acquisition had occurred on 1 January 2006, Group turnover would have been US$788,000 and Group loss for the period would have been US$4,069,000.

25 RELATED PARTY TRANSACTIONS

On 30 November 2006, the Company terminated the services of ESG Dubai Partnership and as part of this agreement, on 6 February 2007 issued 75,000 fully paid up Ordinary Shares of 10p each in the capital of the Company, representing 0.26% of the Company's issued share capital at the time, to ESG at a price of 77p per share.

During 2005 and 2006, ESG Services Inc, a company of which Ian Baron is a director, provided operating services to Forum Energy Philippines Corporation and had a contract permitting a monthly payment. During 2006 the Company paid ESG Services Inc a total of US$518,060 (2005: US$636,965), no such cash payments were made in 2007.

There were no balances outstanding with Ian Baron or ESG Dubai Partnership or any ESG Dubai Partnership subsidiary or affiliated company or persons, as at the year end. Ian Baron resigned on 28 February 2007 as a director of the Company.

During the year the following transaction occurred between the subsidiary companies:
Expenses paid on behalf of Forum Energy Plc by Forum Philippine Holdings Limited US$202,185.

40 FORUM ENERGY PLC ANNUAL REPORT 2006

55

SEE ACCOMPANYING NOTES

FEC Resources Inc.

Notes to the Consolidated Financial Statements December 31, 2006 and 2005 (Stated in Canadian Dollars) – Page 56

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006 — CONTINUED

26 CONTINGENT LIABILITIES

The Company has a potential additional consideration of up to US$12 million payable on the acquisition of Basic Petroleum & Minerals Inc. Payments will depend upon future field developments and production levels from the acquired oil and gas assets. The Directors consider that the level and timing of any potential payments cannot be determined at this stage.

27 POST BALANCE SHEET EVENTS

Granby Oil and Gas has successfully closed the project financing for its share of the US$100 million needed to develop the Galoc Oil field and has received all the necessary co-ventures approvals. Forum has a 2.28% carried interest in the Galoc field.

First oil production from the field is expected in the first quarter of 2008, at an initial rate of 15,000 barrels per day, and the development is expected to recover up to 18 million barrels.

FORUM ENERGY PLC ANNUAL REPORT 2006 41

56

SEE ACCOMPANYING NOTES

ITEM 18. FINANCIAL STATEMENTS. We have elected to report under Item #17. ITEM 19. EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

4.1	Consulting Agreement dated March 1, 2004 between the Company and David Robinson *;

4.2	Consulting Agreement dated March 1, 2004 between the Company and Barry Stansfield *;

4.3	Consulting Agreement dated November 23, 2003 between the Company and Larry Youell *;

4.4	Consulting Agreement dated March 1, 2004 between the Company and David Wilson *

4.5	Consulting Agreement dated March 1, 2004 between the Company and David *;

4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *

4.8	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *

4.9	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *

8.	List of Subsidiaries *;

11.	Code of Ethics *;

12.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F as amended and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 11, 2008	FEC Resources Inc.

(Registrant)

/s/ Larry W. Youell

President and Chief Executive Officer

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F as amended and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 11, 2008	FEC Resources Inc.

(Registrant)

/s/ Larry W. Youell

President and Chief Executive Officer

78

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F as amended and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: February 11, 2008	FEC Resources Inc.

(Registrant)

/s/ Larry W. Youell

President and Chief Executive Officer

78