Form 20-F
period 2007-12-31
FEC Resources Inc.
filed 2008-06-30
CIK 849997

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For Fiscal Year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________________
to
_________________________

Commission file number 0-17729

FEC RESOURCES INC. (formerly “FORUM ENERGY CORPORATION”)

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2
(Address of principal executive offices)

Lawler & Associates

29377 Rancho California Road, Suite 204, Temecula, California, 92592 Telephone: 951-676-4900 Fax: 951-676-4988

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

None (Title of Class)

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

Common Stock, without par value (Title of Class) Common Stock Purchase Warrants (Title of Class)

FEC Resources form 20F-Dec.31, 2007

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 434,143,765 shares of Common Stock and 3,533,333 Common Stock Purchase Warrants and 25,549,545 Common Stock Purchase Options.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes __________ No ___________

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes __________ No xxx

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes xxx No ___________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 xxx Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _________ No xxx

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Not Applicable

     FEC RESOURCES, INC. (formerly “FORUM ENERGY CORPORATION”) FORM 20-F ANNUAL REPORT FISCAL YEAR 2007, ENDED DECEMBER 31, 2007

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

Although we believe that the expectations reflected in the forward-looking statements are reasonable, they are subject to a variety of variables which could cause actual results or trends to differ materially. We cannot guarantee future results, levels of activity, performance or achievements. Except as otherwise required by United States securities laws, we are under no duty to update any of the forward-looking statements after the date of this Form 20-F to conform them to actual results or to changes in our expectations. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to Form 20-F filed as annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Form 20-F filed as annual report.

ITEM 3. KEY INFORMATION

The following is a summary of key information about our financial condition, capitalization and the risk factors pertaining to our business.

A. Selected Financial Data

Currency Exchange Rates

Table No. 3(A)(1) below sets forth the rate of exchange for the Canadian Dollar at the end of each of the five (5) most recent fiscal years ended December 31, the average rates for each year, and the range of high and low rates for each year. Table 3(A)(2) sets forth the high and low exchange rates for each month during the previous six (6) months. For the years 2003 to 2005, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. For the years 2006 and 2007, the rate of exchange means the noon buying rate as posted by the Bank of Canada. The Tables set forth the number of Canadian Dollars required under that formula to buy one (1) US Dollar. The average rate means the average of the exchange rates on the last day of each month during the year.

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar

Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close

Fiscal Year Ended 12/31/07	1.08	1.19	0.92	0.99

Fiscal Year Ended 12/31/06	1.13	1.17	1.10	1.17

Fiscal Year Ended 12/31/05	1.21	1.27	1.15	1.16

Fiscal Year Ended 12/31/04	1.30	1.40	1.18	1.20

Fiscal Year Ended 12/31/03	1.40	1.54	1.31	1.30

The current rate of exchange was 1.0107 on June 25, 2008.
	Table No. 3(A)(2)

U.S. Dollar/Canadian Dollar

	12/07	01/08	02/08	03/08	04/08	05/08

High	1.02	1.03	1.02	1.03	1.02	1.02

Low	0.98	0.99	0.98	0.98	1.00	0.98

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

		Table No. 3(A)(3)
		Selected Financial Data Canadian GAAP
		(CDN $ in thousands, except Earnings Per Share)

		Year	Year	Year	Year	Year
		Ended	Ended	Ended	Ended	Ended
		12/31/07	12/31/06	12/31/05	12/31/04	12/31/03

	Revenue	$ -	$ -	$ -	$ -	$ -
	Gain (loss) Before Non-controlling	$(5,947)	$(3,264)	$10,371	$(7,228)	$(1,397)
	Interest
	Net Income (loss)	$(5,947)	$(3,264)	$10,371	$(7,219)	$(1,356)
	Net Income (loss) Per Share	$(0.02)	$(0.02)	$0.06	$(0.05)	$(0.01)
	Diluted Net Income (loss) Per Share	$(0.02)	$(0.02)	$0.05	$(0.05)	$(0.01)
	Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
	Weighted Avg. Shares O/S	239,623	195,610	175,620	149,900	113,700

	Working Capital	$706	$(3,153)	$1,271	$(998)	$(283)
	Resource Properties (1)	$ -	$ -	$ -	$6,217	$8,951
	Long-Term Debt	$ -	$ -	$2,710	$7,921	$6,882
	Shareholders’ Equity/ (deficiency)	$8,624	$9,616	$11,022	$(2,153)	$1,809
	Capital Stock Shares	434,144	234,144	178,161	174,584	135,821
	Total Assets	$12,168	$13,309	$13,906	$7,271	$9,109

(1)	Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

		Table No. 3(A)(4)
		Selected Financial Data US GAAP
		(CDN $ in thousands, except Earnings Per Share)

		Year	Year	Year		Year
		Ended	Ended	Ended	Year Ended	Ended
		12/31/07	12/31/06	12/31/05	12/31/04	12/31/03
			RESTATED

	Revenue	$ -	$ -	$ -	$ -	$ -
	Income (Loss) Before Non-controlling	$(6,412)	$(3,919)	$10,287	$(6,973)	$(2,832)
	Net Income (loss)	$(6,412)	$(3,919)	$10,287	$(6,965)	$(2,791)
	Net Income (loss) Per Share	$(0.03)	$(0.02)	$0.06	$(0.05)	$(0.02)
	Fully Diluted Net Income (loss) Per	$(0.03)	$(0.02)	$0.05	$(0.05)	$(0.02)
	Share
	Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
	Wgt. Avg. Shares O/S	239,623	195,610	175,620	149,900	113,700

	Working Capital	$706	$(3,153)	$1,271	$(998)	$(283)
	Resource Properties	$ -	$ -	$ -	$6,217	$8,951
	Long-Term Debt	$ -	$ -	$2,995	$8,105	$6,882
	Shareholders’ Equity/(deficiency)	$8,230	$9,749	$23,630	$(2,462)	$1,809
	Capital Stock Shares	434,144	234,144	178,161	174,584	135,821
	Total Assets	$11,775	$13,057	$27,030	$7,405	$9,109

B. Capitalization and Indebtedness

Not applicable to Form 20-F filed as annual report.

C. Reasons for the Offer and Use of Proceeds

Not applicable to Form 20-F filed as annual report.

D. Risk Factors

GENERAL BUSINESS RISKS

We Have a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We sustained net losses for each of the fiscal years ended December 31, 2007 and 2006 of $5,946,541 and $3,263,966, respectively. In 2005, our net income was $10,371,394, but it was not due to revenues generated from oil and gas sales. The income was a result of the gain on dilution of $10,476,786 in Forum Energy Plc (“FEP”) from our original holding of 71.40% to our year-end holding of 36.72% of FEP shares and also the recovery of impairment charges of our interest in Forum Exploration Inc. (“FEI”) of $4,695,228. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2008.

We Have Incurred Operating Losses to Date, and Thus, There is Doubt as to Our Ability to Continue Operations as a Going Concern in the Future.

Our business success is dependent upon our ability to indirectly or directly discover economically recoverable reserves, and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas, and other factors beyond our control.

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”. Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2007, 2006 and 2005, and have no producing properties. Our ability to continue as a “going concern” is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see Comments by Auditors for US Readers on Canada-US Reporting Differences).

Although We Believe We Have the Working Capital to Support Our Business in 2008, We Will Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed Which May Affect Our Ability to Continue Operations.

Funds used in operations for the fiscal years ended December 31, 2007, 2006, and 2005 were $(417,405), $(1,658,921), and $(2,085,860), respectively. We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

We Do Not Intend to Pay Dividends In the Foreseeable Future, and thus, You Should Not Expect to Receive Dividends.

We have paid no dividends on our common shares since inception, and do not plan to pay dividends in the foreseeable future. See "Description of Common Shares."

The Market Price of Our Common Shares Has Been, and Will Likely Continue to Be, Volatile , and thus, You May Lose All of Your Investment.

The market price of our common shares has fluctuated over a wide range, and it is likely that the price of our common shares will fluctuate in the future. Further, announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals or other developments by us or our competitors could have a significant impact on the market price of our common shares.

The Value and Transferability of Our Shares May Be Adversely Impacted By the Limited Trading Market For Our Shares and the Penny Stock Rules, and thus, You May Not Be Able to Sell Your Shares.

There is only a limited trading market for our shares on the Over-the-Counter Bulletin Board Exchange (“OTCBB”). There can be no assurance that this market will be sustained, or that we will be able to satisfy any future trading criteria that may be imposed by the National Association of Securities Dealers (“NASD”).

In addition, holders of our common shares may experience substantial difficulty in selling their securities as a result of the “penny stock rules” which apply to our common shares. Under the penny stock rules, the Securities and Exchange Commission (“SEC”) imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rules, a broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rules may affect the ability of broker-dealers to sell our securities, and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker-dealers to make a market in our common shares.

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. At June 25, 2008, we had 434,143,765 common shares outstanding. On that date, we also had reserved 19,520,000 common shares for issuance under our stock plan at per-share exercise prices ranging from US$0.055 to US$0.079, and also had reserved 3,533,333 common shares for issuance under the warrants pursuant to the acquisition of FEI. We intend to include these common shares in a future Registration Statement to be filed with the SEC pursuant to the Securities Act of 1933, registering the common shares for sale.

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

We do not currently own any properties or investments with oil, natural gas or mineral reserves. Our future oil, natural gas, or mineral reserves, production, and therefore, cash flow and income, as well as our success are highly dependent on success in finding or acquiring recoverable reserves by ourselves or through our investments. We cannot assure shareholders that we will be able to develop, exploit, find or acquire reserves to replace future production, if any.

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

Our Operations Will Be Subject to Numerous Environmental Risks Which May Adversely Affect Our Earnings and Competitive Position.

Our resource operations and those of companies we invest in, if any, will be subject to compliance with applicable federal, state, and local laws and regulations controlling the discharge of materials into the environment, or otherwise relating to the protection of the environment. We believe that there is a trend toward stricter standards of environmental regulation which will in all probability continue. Compliance with such laws and standards may cause substantial delays and require capital outlays in excess of those anticipated, thereby adversely affecting our earnings and competitive position in the future.

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

We Face Competition From Larger and Better Financed Companies Seeking to Acquire Properties In Our Sphere of Operation Which Could Adversely Affect Our Business.

The resource industry is highly competitive, and our business could be harmed by competition from other companies. Because resources are fungible commodities, the principal form of competition is price competition. We will strive to maintain the lowest exploration and production costs possible to maximize profits and insure that any companies in which we invest do the same. In addition, as an independent resource company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess. Many of our competitors have established strategic long-term positions and maintain strong governmental relationships in countries in which we may seek entry.

We Currently Do Not Maintain Insurance Against Potential Losses and Unexpected Liabilities, and thus, Our Business Is Not Currently Protected Against All Operational Risks.

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

We Are Dependent On Retaining Our Senior Management and Key Personnel, and thus, Any One of Their Departures May Adversely Affect Our Business.

To a large extent, we depend on the services of our senior management personnel. These individuals have critical and unique knowledge of the areas of operations that facilitate the evaluation and acquisition of potential properties in our intended sphere of operations. The loss of these experienced personnel, if that were to occur, could have a material adverse impact on our ability to compete in this region of the world. We do not currently maintain any insurance against the loss of any management personnel.

Our Directors May Face Conflicts of Interest In Connection With Our Participation In Certain Ventures Because They Are Directors of Other Resource Companies and Such Conflicts May Adversely Affect Our Business Operations.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation. Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation. On May 18, 2005, we changed our name to FEC Resources, Inc.

We are engaged in the acquisition, exploration, and, when warranted, development of natural resource and mineral properties. Although we currently are not the operator with respect to interests we hold, we are actively seeking projects where our involvement would be more than management. We are currently focused on the development of one (1) mineral license in the Philippines. The license is held by Lascogon Mining Corporation (“Lascogon Mining”) which was transferred from PGI.

Our head office is located at 46 Royal Ridge Rise NW, Calgary, Alberta T3G 4V2. Our phone number is (403) 290-1676.

In September 2007, we wrote off our investment in Metalore Mining Corporation due to a concern over its viability and also due to lack of progress.

On December 21, 2007, we completed a private placement of 200,000,000 shares at US$0.025 per share for gross proceeds of US$5,000,000 ($4,991,500). We incurred cash issuance costs of $9,741. As a result of the private placement, our issued shares increased from 234,143,765 to 434,143,765.

Prior to the end of the year, we paid off debentures of US$485,000 and total accrued interest of US$66,581.

On January 2, 2008, we repaid the balance of another debenture offering which amounted to ₤1,275,000 plus accrued interest and an accrued bonus of ₤127,500and₤318,750respectively.

As a result of the debenture repayments, we have no more long term debt.

B. Business Overview

Operations and Principal Activities

At this time, we do not have any significant revenue-generating assets, and as a result, rely upon equity and/or debt financing to fund ongoing operations. We have experienced large operating losses and cash outflows and, as such, our ability to continue as a “going concern” is dependant upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. MMC had begun producing nominal quantities of iron ore which were expected to provide cash flow to us, but operations were shut down in 2006 for environmental and political reasons. After elections were completed, we filed for a mineral production and sharing agreement (“MPSA”) covering the current and surrounding area which we believed would be granted and would have allowed production to resume. To date, the MPSA has not been granted and the operations of MMC are still shut down.

We are currently pursuing other exploration and development opportunities for resources in different regions of the world.

Principal Markets

We are mainly pursuing opportunities in the Philippines, but have no revenues and have had none for the last several years. More specifically, we are currently pursuing exploration and development opportunities for oil, natural gas, iron ore, gold, and coal in the Philippines through various companies that we own interests in. FEP, who we sold our interest in FEI to and who we own 29.8% of, continues to pursue the opportunities available in Service Contract 40, a petroleum license based onshore and offshore Cebu Island, Philippines. FEP also has several other projects underway as described below. In addition, we are involved in the exploration for gold through our interest in Lascogon Mining.

Seasonality

The companies in which we hold an interest in operate in the Philippines and their exploration activities are affected by climate. Typically, in the rainy season from June through November, the level of exploration activities decrease.

Sources and Availability of Raw Materials

Raw materials are available locally in the Philippines for exploration activities by the companies which we hold interests in. Prices are relatively stable for most materials other than fuel required to run the exploration programs.

Marketing Channels

We currently have no sales and neither do any companies in which we hold interests in.

Patents or Licenses

We are not dependent on any patents or licenses, industrial, commercial or financial contracts.

Government Regulations

Although government regulations are relatively favorable for operations in the Philippines, there is a possibility that they may change in a way that could affect the operations of companies that we hold an interest in or any future company that we may hold an interest in.

C. Organizational Structure

We have two wholly-owned subsidiaries which are dormant. Our wholly owned subsidiaries are FEC Resources (BVI) Limited and Pacific Geothermal Energy, Inc. (“PACGEO”). Prior to May 18, 2005, we owned 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later in this document. On May 18, 2005, we sold our interest in FEI to FEP for shares and cash as more fully described later in this document. We currently own 29.8% of FEP, and in addition we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that owns a 64 hectare license where iron ore production has begun. We also own a 40% interest in a mining project with Philex Gold Inc. (“PGI”).

D. Property, Plants and Equipment

None.

E. Current Exploration/Development

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

GSEC 101 (Reed Bank) was awarded to Sterling in June 2002 and covered an initial two-year term. Exploration in the area began in 1970 and in 1976 gas was discovered following the drilling of a well. In total, four (4) wells have been drilled to date, all located at the southwest end of the structure. Two (2) of the wells tested gas at rates of 3.6 mmcf/d and 3.2 mmcf/d.

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

In September 2006, results of the interpretation of the 3D seismic program at the Sampaguita gas discovery indicated a gas accumulation with the possibility of having reserves of up to 20 trillion cubic feet (“TCF”).

Results from Forum’s 3D seismic program and its interpretation performed by independent consultants, Count Geophysics Limited, confirmed a minimum of 3.4 TCF proven gas in place from sands tested in the three (3) wells drilled to date and the extension of the structure to a possible closure of 290 sq. km giving it the possibility of having reserves in these sands of 10 TCF. Forum, who we hold an equity interest in, is currently in the process of converting the license to a service contract.

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

According to the 2007 annual report of FEP, they continue to keep SC 40 under review for a potential farm-out of the offshore portion where a number of prospects have been identified. The recent drilling on an adjacent block, with negative results, has however downgraded this opportunity. In addition, FEP continues to review the onshore portion of the SC40 license including the Maya oil discovery for further potential, and is evaluating a number of opportunities to realize value from both its rig and ancillary equipment, which are in demand given the state of the service market, to bolster its cash position.

2D Seismic Survey

FEP completed an offshore 2D seismic acquisition program in the Tañon Straits, west of Cebu Island, Philippines in June 2005. The survey, acquired 310 kilometers of new 2D data in license Service Contract 40 (“SC40”), where FEP holds a 66.7% interest. Independent consultants, PGS Reservoir Ltd., estimate that structures already identified within the survey area could have combined reserves of 350 million of barrels of oil equivalent.

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

According to information on their website, discussions continue with interested parties on the Libertad Field development and potential offtake of gas and capitalization of the resource. Until a satisfactory conclusion is reached, we project any further investment will be deferred.

Maya

The Maya area is located on the northeastern tip of Cebu Island. In October 2000, exploration well MST 11A was drilled.

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

COAL OPERATING CONTRACTS

The COCs were awarded for one (1) year to allow FEP to undertake exploration within the acreage. FEP has the option to extend the coal exploration phase by one year or declare coal reserves in commercial quantity and begin the coal development phase, which is for a period of ten (10) years. This phase can be extended for a further period of ten (10) years and thereafter by three (3) year extensions up to a maximum of twelve (12) years. FEP is only able to retain the Coal Blocks within the COCs for which it enters into the coal development phase. All remaining Coal Blocks within the COCs must be relinquished prior to the start of this phase or approved for further exploration. Each COC has the following commitments:

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

In November 2007, FEP announced that it had entered into a Sale & Purchase Agreement to sell its interest in the Central Cebu Coal Operating Contract 132 (“COC132”), for US$3,500,000, in cash, to First Asian Resources and Mining Corporation, a private Philippine Company.

The sale is subject to agreement by relevant regulatory authorities, including the Department of Energy of the Republic of the Philippines ("DOE").

According to FEP’s annual report, FEP is in the process of exiting the coal business with the sale of its remaining property in Southern Cebu and is in discussion with interested parties. This is anticipated to be concluded in 2008.

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

According to the annual report of FEP, it is expected that production from the Galoc Field will commence in the second quarter of 2008. The operator is studying the potential for a second phase of development which would provide substantial upside and could be funded from projected cash flow.

FEP also reported that its interest in the West Linepacan oil discovery was farmed-out for a 2.275% interest carried through development.

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

Metalore recently filed an application for an Exploration Permit over a total of 841 hectares which includes the small scale mining areas in which we were previously operating. Metalore management believed this would be approved after the May 2007 political elections and a MPSA would be granted, which is the relevant permit for large scale mining. To date, there has been no further developments and Metalore operations continue to be shut down. In 2007, we wrote off our entire investment in Metalore.

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

In 2007, further trenching, drilling, sampling and assays were conducted on MPSA 148. These were done initially on the Lascogan and Danua areas, then later, surveying, drilling and sampling on the Nabago prospective area. Results continue to be encouraging and are being further analyzed as the 2008 work program continues.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL OVERVIEW AND PROSPECTS

We have experienced significant operating losses and fund outflows from operations over the last few years, and as a result, our ability to continue as a “going concern” is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with Canadian GAAP, which are different from US GAAP (refer to the Auditors’ Report dated May 23, 2008 and Note 14 to the Consolidated Financial Statements).

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year-ended December 31, 2007, together with the notes related thereto. The discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

A. Operating Results (in thousands, except Earnings Per Share)

Fiscal Year Ended December 31, 2007 versus Fiscal Year Ended December 31, 2006

In 2007, Lascogan Mining Corporation, of which we own forty percent (40%), continued its’ disciplined exploration of MPSA 148 in the Philippines A number of interesting results were discovered, and these will be reported publicly once a formal evaluation is completed by an independent outside consultant.

We also retired all outstanding convertible debentures and debt through a private placement of shares in December of 2007.

To date, FEP has not obtained a service contract from the Philippine government for further exploration of its’ gas block – GSEC 101. We continue to hold almost thirty percent (30%) of the shares in FEP, and thus, with the recent expiry of an agreement between China, Vietnam and the Philippines covering the GSEC 101 block, we are hopeful that FEP will be able to negotiate and enter into a service contract in the near future.

The consolidated accounts show a loss for the year-ended December 31, 2007 of $5,947 or $(0.02) per share, after extraordinary items versus $3,264 for the previous year.

General and Administration expenses were $666 for the year-ended December 31, 2007 versus $842 for the same period in 2007. We recorded amortization of $1.9 for the year which was the same as in 2006. Interest expense for the year was $355 versus $650 for the previous year. The difference was mainly due to the charge to interest of the balance of the equity portion of the Pacific Geo debenture in 2006 related to its conversion. Amortization of transaction costs for convertible debentures was $Nil for the year versus $87 for last year. The adoption of Section 3855 of the CICA Handbook “Accounting for Financial Instruments” resulted in a charge of the balance of deferred transaction costs to opening deficit. Overall expenses were lower due to a stronger Canadian Dollar which provided a foreign exchange gain of $479 versus a foreign exchange loss of $284 in the same period in the previous year.

Accretion on long-term debt was $998 for the year versus $453 for the previous year. The difference was mainly a result of the accretion of the gain on the fair value of the derivative liability offset by a slightly lower accretion of the equity portion of convertible debentures.

Redemption premium on convertible debentures for the year-ended December 31, 2007 was $631 versus $nil for the year-ended December 31, 2006 as a result of the bonus payable for not converting into shares on maturity of an outstanding debenture in 2007.

Loss on disposition of investments was $10 for the year-ended December 31, 2007 versus a gain of $118 for 2006. The difference was due to the decrease in the share price of FEP during the year slightly offset by a reduced carrying value as a result of the equity loss recorded.

The gain on the change in the fair value of the derivative liability was $735 versus $nil for the previous year. The accretion of the discount calculated from bifurcating the derivative liability from the debenture liability amounted to $998.

Loss in dilution of FEP was $19 as compared to a gain of $337 for the year-ended December 31, 2006.

Equity in loss of investments in Lascogon, Metalore, and FEP was $1,302 for the year versus $1,368 for the previous year as under the equity method of accounting, we are required to report our share of net income or net loss in our statement of operations and reduce or increase our investment by the same amount. The recording of our share of FEP’s loss was the primary contributing factor of our increased equity in loss of investments.

Loss on write-down of trading securities was $nil for the year versus $63 for the same period in 2006. This reflected the write-down of the Langley Investment Trust Plc shares to recoverable value on September 30, 2006.

Write-down of investment in FEP was $2,341 for the year-ended December 31, 2007 versus $nil for the previous year. The write-down was a result of a determination made that the decline in market price of FEP was other than temporary.

Loss on write-down of Metalore was $765 in 2007 versus $nil for 2006. The 2007 write-down was due to the uncertainty surrounding Metalore’s ability to continue as a viable business and the lack of progress to date.

Our current assets were $4,250 versus $540 for the year-ended December 31, 2006. The difference is mainly a result of the cash on hand from the closing of a private placement just prior to year=end. Our assets reflect the value of FEP and Lascogon on an equity basis. Our investment in Metalore was written down to $nil.

Fiscal Year Ended December 31, 2006 versus Fiscal Year Ended December 31, 2005

Our investment portfolio remained essentially the same in 2006. We continued to hold forty percent (40%) of Lascogan Mining Corporation, approximately thirty-one percent (31%) of FEP and thirty-five percent (35%) of Metalore Mining Corporation.

Our consolidated accounts showed a loss for the year-ended December 31, 2006 of $3,264 or $(0.02) per share, after other items.

General and Administration expenses were $843 for the year-ended December 31, 2006 versus $3,335 for the same period in 2005. The difference is mainly due to compensation expense in 2005 of $2,189. We recorded amortization of $2 for the year versus $1 for the previous year. Accretion on long-term debt was $453 versus $58 for the previous year. Interest expense for the year was $649 versus $507 for the previous year. The difference was mainly a result of the interest on the increase in debentures outstanding.

Gain on disposition of investments was $118 for 2006 versus $nil for 2005. The change was a result of the sale of FEP shares in 2006 compared to none in 2005.

Recovery of impairment charges in the amount of $4,695 was recorded in 2005 versus $nil for 2006 as a result of the sale of FEI in 2005.

Loss on write-down of investments was $63 for the year versus $52 for the previous year. This reflected a change in market value of the Langley Investment Trust Plc shares held by us prior to the exercise of the price protection clause by Langley Investment Trust Plc.

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

Fiscal Year Ended December 31, 2005 versus Fiscal Year Ended December 31, 2004

We started the year as Forum Energy Corporation (“FEC”) with relatively few assets or prospects. On May 18, 2005, our shareholders formally approved changing our corporate name to FEC Resources Inc., and the vending of our assets with the Philippine assets of Sterling Energy Plc. into a new company called Forum Energy Plc. Forum Energy Plc. (“FEP”) subsequently obtained a listing on the Alternative Investment Market (“AIM”) of the London Stock Exchange and raised funding through a pre-initial public offering (”IPO”) and then later a full IPO. We owned 36.7% of FEP on December 31, 2005, recorded at $11,526 as at that date. In the disposition of our assets, the transaction was valued for accounting purposes at the carrying value of our interest in FEI for the 9,996 shares we received. The result was that no gain on disposition was recorded.

Our consolidated accounts show our income for the year-ended December 31, 2005 of $10,371or $0.06 per share, after extraordinary items.

Our General and Administration Expenses were $3,335for the year-ended December 31, 2005 versus $3,070 for the same period in 2004. We recorded an amortization expense of $1 for 2005 versus $268 for 2004. The difference was due to the amortization on our Philippine assets held until May 18, 2005. Accretion on long-term debt was $58 versus $328 for the previous year. This was also due to the sale of the Philippine assets on May 18, 2005 which resulted in a partial year’s accretion being recorded in 2005.

Interest expense for the year was $507 versus $13 for the previous year. The difference of $494 was mainly a result of the interest paid on outstanding fees and accrued or paid on debentures.

Gain on disposition of investments was $19 for 2005 versus a loss of $46 for 2004.

Loss on write-down of investments was $52 for 2005 versus $951 for 2004. This reflected a change in market value of our Langley Investment Trust Plc. shares.

Gain on dilution of investment in FEP was $10,477 in 2005 versus $nil for 2004. This gain was recorded as our position in FEP was diluted from its original position in an IPO by FEP which is treated as if we sold the shares. Equity in loss of investment in FEP was $(714) for the year versus $nil for the previous year, as we are required to report our share of net income or net loss in our Statement of Operations and reduce or increase our investment by the same amount under the equity method of accounting.

Impairment of property, plant, and equipment was $nil in 2005 versus $2,618 in 2004 when the investment in FEI’s Manila Bay project was written-off due to the license expiration.

There are no governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, our operations or investments.

B. Liquidity and Capital Resources

Our working capital at December 31, 2007 was $706 versus a deficit at December 31, 2006 of $3,153 and shareholders’ equity was $8,623 compared to $9,617 at December 31, 2006. During 2006, we raised 1.4 million pounds through the issue of convertible debentures to fund our ongoing operations and development. These debentures matured on December 20, 2007 and interest was calculated at ten percent (10%) per annum. The debentures are secured by FEP shares. The first year’s interest was payable in advance on the closing date and the second year’s interest was payable in arrears on the maturity date. We paid the first year’s interest.

At any time after August 2, 2006 and before or on the maturity date, and provided the debt had not been fully repaid, the holder has the right to convert all or any portion of the convertible indebtedness owing to it as at the date of election into our common shares, the number of such shares to be based on the 10-day average closing bid price of our shares prior to the date of the debenture being issued. The holder will also receive a cash bonus of our common shares for conversion for the amount calculated as one-half of the difference between the FEP share price on the date of the debenture being issued and the FEP share price on the date of maturity or conversion, i.e. the FEP share price at the date of conversion or maturity minus the FEP share price on issuance of debenture multiplied by fifty percent (50%).

The debenture is secured by way of a charge over the shares of FEP held by us totaling two hundred percent (200%) of the principal amount invested.

The holder could choose one of the following in lieu of conversion into our common shares:

i)	On maturity, a cash repayment of the outstanding principal and interest plus twenty- five percent (25%) of the outstanding principal as a bonus for not converting into shares; or

ii)	On or before maturity, a cash repayment of the principal and interest, plus a cash bonus for not converting into shares, calculated as one-half of the difference between the FEP share price on the date of the debenture being issued, and the FEP share price on the date of maturity, i.e. the FEP share price at the date of maturity minus the FEP share price on issuance of debenture multiplied by fifty percent (50%).

On maturity, all of the debenture holders chose the cash repayment of principal and interest plus twenty-five percent (25%) of the outstanding principal as a bonus for not converting into shares. We completed a private placement prior to year-end and paid the entire amount outstanding on January 2, 2008.

In May 2005, we issued convertible debentures totaling $1,223 (US$970). Each debenture bears simple interest at the rate of ten percent (10%) per annum and matures at the earliest of full repayment or April 30, 2010. The debentures were sold in units of US$10 with US$5 warrants. Each debenture was convertible into our common shares at US$0.05 per share or shares of FEP at US$1.923 per share. Each warrant was convertible into common shares of FEP at US$1.923 per share. During the year-ended December 31, 2006, upon agreement with the various debenture holders, the debenture was amended whereby the holder could choose to either receive a payment of principal, interest and a twenty-four percent (24%) premium to the face value of the debenture or the holder could convert the debenture, interest, and warrants into shares at US$0.05 per share. In the event the holder chose the option to receive payment and we could not pay by October 31, 2006, 12.5% per annum interest would be added to the amounts outstanding until paid. The debenture holders chose to receive payment rather than convert into our shares, and on November 24, 2006, we paid the outstanding interest and premium plus one half of the outstanding principal of the debenture leaving US$485 outstanding, accruing further interest at 12.5% per annum. In late December 2007, we paid the full balance including outstanding interest of US$67.

In our opinion, working capital is insufficient to meet our present requirements, however, if necessary, we are able to sell FEP shares to meet our working capital needs since they are a publicly traded company.

Cash used in operating activities for the year was $417 versus $1,658 for the same period in 2006 mainly as a result of the differences described in the results of operations above.

Cash provided by investing activities was $426 for the year ended December 31, 2007 versus cash used in investing activities of $6 in the same period in 2006. The increase was mainly a result of the proceeds from the sale of investments of $623 being offset by funding for the Lascogon exploration work program in the amount of $208 in 2007 versus proceeds from the sale of investments of $1,359 being used for acquisition of investments in the amount of $1,380 in 2006.

Cash provided by financing activities was $3,788 for the year versus cash provided of $1,024 for the year ending December 31, 2006. The cash raised during 2006 was from the balance of the ₤1.4 million British Pound debenture funds received subsequent to December 31, 2005 whereas in 2007, a repayment was made on part of the $1.4 million British Pound Debentures outstanding and the US$485 balance of a previous debenture plus outstanding interest was also paid off from funds raised by way of a private placement of $4,982 completed just prior to year-end.

In order to fully earn a forty percent (40%) interest in the joint venture with PGI, we were required to fund a total of US$1,000,000 of the work program by October, 2006 which was completed. In order to maintain the forty percent (40%) interest we are required to pay for forty percent (40%) of the 2007 work program or our position could be diluted. At December 31, 2007, we owed US$134 and have not contributed any funds to the 2008 work program. In an attempt to conserve cash resources, we are in discussions on ways to continue to hold our interest without being diluted however this matter has not been resolved at this time.

We own thirty-five percent (35%) of Metalore Mining Corporation, forty percent (40%) of Lascogon Mining Corporation and 29.8% of FEP, an AIM listed company. All but FEP requires us to fund our share of any work programs in order to maintain our current equity holdings in each company. Should we be unable to meet our share of the work programs then our holdings would be diluted down accordingly. In 2007, we wrote off our investment in Metalore as noted above.

We will need to continue to raise funds through either debt, equity or the sale of assets in order to sustain operations and retire outstanding debentures until such time as we can find economically produce able reserves.

Critical Accounting Policies

Our Financial Statements have been prepared in accordance with Canadian GAAP. A summary of significant accounting policies is presented in Note 2 to our Financial Statements. Most accounting policies are mandated under Canadian GAAP, and therefore, we do not have the ability to select alternatives.

Investments

Our investments are accounted for by the equity method. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the our pro-rata share of post acquisition income (loss). The amount of the adjustment is included in the determination of net income by us and the our investment account is also increased or decreased to reflect our share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post acquisition periods. Profit distributions received or receivable from the investments will reduce the carrying value of the investment. Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline. If management has the intention and ability to dispose of the investment within the next fiscal year, then the existing investment is reflected as a current asset.

Trading Securities

Trading securities held prior to January 1, 2007 consisted of equity securities held for trading and were accounted for at cost unless there had been a loss in value, at which time the securities were written down to market value.

Property, plant and equipment

We follow the full cost method of accounting for oil and natural gas operations, whereby all costs of exploring for and development of oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. Such costs include land acquisition costs, geological and geophysical costs, costs of drilling both productive and non-productive wells, interest costs on major development projects and overhead charges directly related to acquisition, exploration and development activities.

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

Substantially all of the our exploration, development and production activities are conducted through investments in other companies and accordingly these financial statements reflect only the our interest in such investments.

We depreciate our computer equipment at the rate of 30% per annum utilizing the declining balance method.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and their eventual disposition is less than their carrying amount. Impairment, if any, is assessed using discounted cash flows.

Estimates of undiscounted future cash flows used for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. During the years ended December 31, 2007, 2006 and 2005, no write-downs of long-lived assets were recognized.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on our reported financial result and financial condition. The required process of estimating reserves of natural resources is critical to several accounting estimates that appear in our financial disclosures. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or negative impact on net income. Management is also required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates made.

Recent Canadian Accounting Related Pronouncements

a)	Adoption of New Accounting Standards

Effective January 1, 2007, we adopted five (5) new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861, Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

	i)	Comprehensive Income, Section 1530:

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (loss) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net loss until realized. The adoption of this section had no impact upon our consolidated financial statements.

	ii)	Financial Instruments – Recognition and Measurement, Section 3855:

This standard sets out criteria for the recognition and measurement of financial instruments for our fiscal year commenced on January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the consolidated statements of operations or the consolidated statement of comprehensive income (loss).

In accordance with this new standard, we have classified our financial instruments as follows:

Loans receivable are classified as loans and receivables. They are recorded at cost, which on initial recognition represents their fair value. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities, short-term loans and convertible debentures are classified as other liabilities. They are initially measured at fair value. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

The adoption of this standard resulted in an aggregate decrease of $342,024 at the opening deficit at January 1, 2007. The aggregate amount consisted of a net credit of $430,759 due to the fair value measurement on the derivative financial instruments on convertible debentures and a debit of $88,735 on expensing the transaction costs in respect of the deferred financing charges on the debentures. These amounts have been recorded in the consolidated financial statements for the year-ended December 31, 2007.

iii)	Accounting Policy for Transaction Costs, EIC-166:

On June 1, 2007, the Emerging Issues Committee of the CICA (“EIC”) issued abstract No. 166, Accounting Policy Choice for Transaction Costs. EIC 166 addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”). Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. We adopted EIC 166 effective for the year-ended December 31, 2007 and applied it retroactively to expense all transaction costs related to acquisition of financial liabilities that are classified as other than held-for-trading in accordance with Section 3855.

The adoption of this standard resulted in an increase in the opening deficit at January 1, 2007 of $88,735 which was previously recorded as deferred financing charges with respect to convertible debentures issued during the year-ended December 31, 2006.

iv)	Financial Instruments – Disclosure and Presentation, Section 3861:

This standard sets out standards which address the presentation of financial instruments and non-financial derivatives, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for- trading; and provides several new requirements for disclosure about fair value.

v)	Hedging, Section 3865:

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. We currently do not hold any financial instruments designated for hedge accounting.

b) Recent Accounting Pronouncements

i)	Accounting Changes, Section 1506:

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as we make a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

ii)	Goodwill and Intangible Assets

The Canadian Accountability Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, we will adopt the new standards for our fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to our initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. We are currently evaluating the impact of the adoption of this new Section on our financial statements.

iii)	Capital Disclosures

The AcSB issued CICA Handbook Section 1535 “Capital Disclosures”. The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. We are currently evaluating the impact of the adoption of this new Section on our financial statements. This new section relates to disclosures which did not have an impact on our financial results. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. We are currently evaluating the impact of the adoption of the section on our financial statements.

iv)	Assessing Going Concern:

The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. We are currently evaluating the impact of the adoption of the section on our financial statements.

v)	Cash Distributions:

CICA Handbook Section 1540, “Cash Flow Statements”, has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The revised requirements are effective for interim and annual financial statements for fiscal years ending on or after March 31, 2007. The adoption of this section did not result in any changes in the disclosure within the financial statements.

vi)	International financial reporting standards (“IFRS”):

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five (5) year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by us for the year-ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Recent US Accounting Pronouncements

i)	Newly Adopted Accounting Pronouncements

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The adoption of FIN 48 is not expected to have a significant impact on the Company’s results of operations or financial position.

ii)	New Accounting Pronouncements

The FASB has issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning January 1, 2008). The adoption of SFAS 157 is not expected to have an effect on the Company’s financial position.

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. If an entity elects the fair value option for a held-to-maturity or available-for sale- security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of Statement 115 does not apply. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future. This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning January 1, 2008). The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company’s financial condition or results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available. Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007. The staff now understands that such information will not be widely available by December 31, 2007. Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for “plain vanilla” options (as described in SAB 110). The Company does not believe that SAB 110 will have a significant impact on its financial statements.

In December 2007, the FASB issued SFAS No 160, “Noncontrolling Interests in Consolidated Financial Statements”. The standard requires all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. SFAS No. 160 eliminates the diversity that concurrently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Company is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In March 2008, the FASB issued SFAS No 161 “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No 133” (“SFAS 161”). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contigent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15,

2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

We have not had any significant research and development activities during the past three (3) years.

D. Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Off-balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

Pursuant to our Agreement with PGI, we were required to fund a total of US$1,000,000 for the planned exploration work program by October 2006, which we met.

We have no employment contracts with any officers, directors, or consultants.

We may still need to raise additional funds if the results of our exploration programs demonstrate that either further exploration or development of the properties we invest in is warranted. No assurance can be given such financing will be available to us when required, or on commercially viable terms. Currently, in order to raise capital, we are selling our shares in FEP, as necessary. See Item 2 “RISK FACTORS.”

The following table provides information, as of the latest fiscal year, with respect to our known contractual obligations, including amounts, aggregated by contractual obligation.

Payments Due By Period

Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years

Long-Term Debt	-	-	-	-	-
Obligations

Capital (Finance) Lease	-	-	-	-	-
Obligations

Operating Lease	-	-	-	-	-
Obligations

Purchase Obligations	-	-	-	-	-

Other Long-Term	-	-	-	-	-
Liabilities

Total	-	-	-	-	-

G. Safe Harbor
See “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS”
at the beginning of this report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management

The following table lists, as of the date of this report, the names, ages, functions and areas of experience in our operations of all our directors and Senior Management. Each director will serve until the next Annual General Meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with our charter documents. Our executive officers serve at the pleasure of the Board of Directors (the “Board”).

Name	Age	Position/Area of Experience/Function

Larry W. Youell (3)	66	Director since June 1998, Chairman April 2003, CEO
effective May 2005
Barry Stansfield (1)(2)(3)	57	Director since April 2003, Chairman effective May 2005
Riaz Sumar	38	Director, CFO since May, 2005
Dr. Walter Brown (2)(3)	75	Director since May 2005
Mark Crandall (1)	49	Director since June 2006
Michael Whiting (1)	43	Director since September 2006

(1) Member of Audit Committee in 2007.

(2) Member of Compensation Committee in 2007

(3) Member of the Corporate Governance Committee in 2007

Resignations

Following the Extraordinary Shareholders Meeting of May 18, 2005, Messrs. Robinson and Thompson resigned to join the Board of FEP, and Mr. Larry Youell was appointed as our Chief Executive Officer (“CEO”) and Mr. Riaz Sumar was appointed Chief Financial Officer (“CFO”). Mr. Robert Lynch and Dr. Walter Brown joined our Board to fill the vacancies.

Mr. Robert Lynch did not stand for re-election as a director or officer at our June 26, 2006 Annual General Meeting and Special Meeting of Shareholders, and was replaced by Mr. Mark Crandall. Mr. Michael Whiting was appointed to the Board in September 2006.

Mr. Riaz Sumar resigned as our director, CFO, Secretary, and Treasurer on October 2, 2007. On February 1, 2008, Mr. Sumar was re-appointed as CFO, Treasurer and a director.

The following details the business experience of our directors.

Mr. Larry Youell, President - Chief Executive Officer and Director

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

Mr. Barry Stansfield - Director and Chairman

Barry Stansfield is an independent director with broad business experience spanning over thirty (30) years. He was co-owner and Managing Director of Stansfield Lake, a London-based marketing company until that company was acquired by Communicator Plc. He is also a partner in a private property investment company based in southern England.

Mr. Riaz Sumar - Director and Chief Financial Officer

A resident of Calgary, Canada, Mr. Sumar has extensive financial experience with public companies. Mr. Sumar was previously our Financial Controller from 1996 to 2003. Mr. Sumar was previously the CFO of TransAKT Corp. and previously CFO of TSX-listed, North American Gem Inc. He received the designation of Certified General Accountant in 1997.

Dr. Walter Brown - Director

A resident of Manila, Philippines, Dr. Walter Brown has extensive experience with resource and public companies, and is also currently Chairman and CEO of TSX-listed Philex Gold Corporation.

Mr. Mark Crandall - Director

From 1993 to 2005, Mr. Crandall was a founding partner of Trafigura Baheer BV. Currently, Mr. Crandall is a director of Postscriptum Ltd., an investment advisory company.

Mr. Michael Whiting - Director

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

B. Compensation

We have agreed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

Larry Youell	US$10,500
Barry Stansfield	US$3,500
Riaz Sumar	CDN$10,800
Mark Crandall	US$1,000
Dr. Walter Brown	US$1,000
Michael Whiting	US$1,000

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

None of our executive officers or directors received other compensation in excess of the lesser of US $25,000 or ten percent (10%) of such executive officer's or director’s cash compensation as reported in the compensation table above and all executive officers and directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or ten percent (10%) of the compensation reported in the compensation table above.

No funds were set aside or accrued by us during the year ending December 31, 2007 to provide pension, retirement or similar benefits for our directors or executive officers. Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or executive officers.

The following tables detail the compensation paid during fiscal year-ended December 31, 2007 and 2006 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year-ended December 31, 2007

		Option Exercise	Total
Directors/Officers	Salary	Net Market	Compensation
		Value(1)

Barry Stansfield	$45,112	$0.00	$45,112
Larry W. Youell	$151,200	$0.00	$151,200
Riaz Sumar	$135,526	$0.00	$135,526
Mark Crandall	$12,889	$0.00	$12,889
Walter Brown	$12,889	$0.00	$12,889
Michael Whiting	$12,889	$0.00	$12,889

Total CDN$	$370,505	$0.00	$370,505

(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Director Compensation for Fiscal Year ended December 31, 2006

		Option Exercise	Total
Directors/Officers	Salary	Net Market	Compensation
		Value(1)

Barry Stansfield	$59,205	$0.00	$59,205
Larry W. Youell	$120,929	$0.00	$120,929
Riaz Sumar	$162,941	$0.00	$162,941
Mark Crandall	$5,628	$0.00	$5,628
Walter Brown	$15,956	$0.00	$15,956
Michael Whiting	$4,050	$0.00	$4,050
Robert Lynch	$7,143	$0.00	$7,143

Total CDN$	$375,852	$0.00	$375,852

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

Options to Purchase Our or Our Subsidiaries’ Securities

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

			25,549,545

C. Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the Audit Committee are Michael Whiting, Barry Stansfield and Mark Crandall. Previously, Mr. Robert Lynch was also on the Audit Committee, but he did not stand for reelection at our Annual Meeting on June 26, 2006. Members of our Audit Committee for 2008 will be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the Compensation Committee in 2006 were Barry Stansfield, Mark Crandall and Walter Brown. The members of our Compensation Committee are Barry Stansfield, Mark Crandall and Walter Brown. Members of our Compensation Committee for 2008 will be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of the Corporate Governance Committee are Larry Youell, Walter Brown and Barry Stansfield. Members of our Corporate Governance Committee for 2008 will be appointed following our Annual and General Meeting of Shareholders.

D. Employees

As of December 31, 2007, we had no employees.

E. Share Ownership

The following table lists as of June 25, 2008, the share ownership of our directors and executive officers.

The following table sets forth certain information as of June 25, 2008 regarding the ownership of our common stock by (i) each beneficial owner more than five percent (5%) of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group. Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc., 46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2. We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated. Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding

+ shares issuable on the exercise or conversion of various warrants, debentures and options by the director or officer). The total shares outstanding on June 25, 2008 was 434,143,765.

Name of Registered Shareholder owning 5% or	Number of	Percent
more of the outstanding shares:	Shares	of Class

Philex Mining Corporation *	220,000,000	50.67

Indexa Corp**	30,000,000	6.91

Asian Coast International Limited	67,740,000	15.60

Name of Director and/or Officer and number of
shares held:

Larry Youell***	190,780	-

Barry Stansfield	216,539	-

Walter Brown *	-	-

Mark Crandall ***	8,655,091	1.99

Michael Whiting	-	-

Riaz Sumar	10,000	-

Number of shares held by all Directors and Officers
as a group:	9,072,410	2.09

*	Dr. Walter Brown is the CEO and a major shareholder of Philex Mining Corporation and one of our directors

**	These shares are held in escrow and will only be released on commerciality of MPSA148 being declared.

***	Of the 8,655,091 shares reported by Mr. Crandall, 5,140,091 are held by PostScriptum Ventures Limited and

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

On June 24, 2008, the shareholders’ list showed 607 registered shareholders and 434,143,765 shares outstanding. The number of shares held by U.S. residents was 44,563,275 , representing 10.26% of our total issued and outstanding shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. We are not controlled, directly or indirectly, by another corporation or any foreign government. The following table provides the names and share ownership of those parties that have ownership of five percent (5%) or more of each class of our voting securities as of June 25, 2008:

Name	Number of Shares Owned	Percent of Class

Philex Mining Corporation*	220,000,000	50.67

Indexa Corp.**	30,000,000	6.91

Asian Coast International Limited	67,740,000	15.60

* Dr. Walter Brown is the CEO and a major shareholder of Philex Mining Corporation, a Director of FEC Resources Inc.

** These shares are held in escrow and will only be released on commerciality of MPSA148 being declared.

There have been no significant change in the percentage ownership held by any major shareholders during the past three (3) years except for Philex Mining Corporation which purchased approximately fifty one percent (51%) of our common shares in December 2007. 200,000,000 was purchase by a private placement in December 2007 and the balance was purchased from Indexa Corp in a private transaction. In addition Strong Built Townhomes purchased 27,000,000 from Langley Park Investment Trust Plc. representing approximately six percent (6%) of our issued and outstanding shares.

As at June 25, 2008, management is not aware of any person holding a greater than five percent (5%) registered interest in any class of our voting securities other than as set forth above. The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 24, 2008, the shareholders’ list showed 607 registered shareholders and 434,143,765 shares outstanding. The number of shares held by U.S. residents was 44,563,275 , representing 10.26% of our total issued and outstanding shares.

We are controlled by Philex Mining Corporation, a Philippine company which owns approximately fifty one percent (51%) of our issued and outstanding common shares. We are not controlled directly or indirectly by any foreign government or by any other natural or legal person(s) severally or jointly.

There are no arrangements, known to us, the effect of which may at a subsequent date result in a change in our control other than as noted in Item 5 Operating and Financial Overview and Prospects.

B. Related Party Transactions

During the year-ended December 31, 2007, general and administrative expenses included fees charged by directors, officers and companies controlled by our directors and officers totaling $370,505 (2006: $375,851; 2005: $337,867). At December 31, 2007, prepaid expenses included $Nil (2006: $13,985) in respect of management fees paid in advance to one of our directors and officers. Included in accounts payable and accrued liabilities at December 31, 2007 was $31,668 (2006: $21,081) owed to directors, officers and companies controlled by them.

C. Interests of Experts and Counsel Not applicable to Form 20-F filed as annual report.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

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

B. Significant Changes

By a memorandum of an agreement dated January 2, 2006 and a settlement and release agreement dated May 11, 2006, we agreed to acquire a forty percent (40%) interest in a mining project (Lascogan Mining Corporation) in the Philippines in partnership with Philex Gold, Inc. (“PGI”).

As at December 31, 2007, in order for us to maintain our 40% interest without dilution, we would be required to pay cash calls totaling approximately US$134,000. From January to March 2008 an additional US$194,230 was also due. We are in discussions on how to maintain our interest without contributing to any of the cash calls so that we can conserve our cash on hand.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The table below lists the high/low market prices on NASD/OTC.BB for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB Stock Annual Price History - Common Shares (US Dollars)

Year Ended	High	Low

12/31/07	$0.012	$0.045
12/31/06	$0.08	$0.026
12/31/05	$0.15	$0.03
12/31/04	$0.62	$0.07
12/31/03	$0.66	$0.08

The table below lists the volume of trading and high/low market prices on NASD/OTC.BB for our shares for each full quarterly period within the two (2) most recent fiscal years and any subsequent periods.

OTC.BB Stock Trading Activity - Common Shares (US Dollars)

Quarter Ended	Volume	High	Low

3/31/08	5,046,503	0.03	0.015

12/31/07	4,510,133	0.025	0.012
9/30/07	2,114,499	0.035	0.016
6/30/07	6,793,790	0.04	0.019
3/31/07	9,361,281	0.045	0.022

12/31/06	9,602,834	0.06	0.037
9/30/06	12,907,554	0.067	0.036
6/30/06	4,237,095	0.06	0.026
3/31/06	5,639,627	0.08	0.05

The table below highlights for the most recent six (6) months, the high and low market prices for each month of our common shares on the OTC.BB.

OTC.BB Stock Monthly Price History - Common Shares
(US Dollars)

Month Ended	High	Low	Volume

05/31/08	0.02	0.014	2,076,541
04/30/08	0.027	0.011	528,565
03/31/08	0.02	0.015	1,339,242
02/28/08	0.03	0.018	2,487,814
01/31/08	0.03	0.027	1,219,447
12/31/07	0.025	0.017	1,401,681

B. Plan of Distribution Not applicable to Form 20-F filed as annual report. C. Markets

Our common shares originally traded on the Vancouver Stock Exchange (“VSE”) in British Columbia, Canada under the symbol “TPC”. Trading on the VSE commenced on May 25, 1983. We voluntarily de-listed from the VSE on August 6, 1999. Our common shares are traded on the NASDAQ SMALL CAP BOARD under the symbol “TCXXF”. Trading commenced on NASDAQ on October 30, 1989. Our shares were de-listed from the NASDAQ SMALL CAP Board on September 22, 1999. Our shares now trade on the Over-the-Counter Bulletin Board (“OTC.BB”) under the symbol “FECOF”.

D. Selling Shareholders

Not applicable to Form 20-F filed as annual report.

E. Dilution

Not applicable to Form 20-F filed as annual report.

F. Expenses of the Issue

Not applicable to Form 20-F filed as annual report.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital Not applicable to Form 20-F filed as annual report. B. Memorandum and Articles of Association

Reference is hereby made to our Certificate of Continuance, and to our Bylaws, each of which is incorporated herein by reference to, respectively, Exhibit 3.1 and 3.2 to our Registration Statement on Form F-1, file number 33-81290.

C. Material Contracts

See "Item 4. Information About the Company."

D. Exchange Controls

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

E. Taxation

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

If a non-resident were to dispose of common stock to another Canadian corporation which deals (or is deemed to deal) on a non-arm's length basis with the non-resident, and which, immediately after the disposition, is connected with us (i.e., which holds shares representing more than ten percent (10%) of the voting power and more than ten percent (10%) of the market value of all of our issued and outstanding shares), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately, or eventually, by means of a deduction in computing the paid-up capital of the purchasing corporation.

Under the Canadian Tax Act, a gain from the sale of common stock by a non-resident will not be subject to Canadian tax, provided the stockholder (and/or persons who do not deal at arm's length with the stockholder) has not held a “substantial interest” in our shares (twenty-five percent (25%) or more of the shares of any class of our equity securities) at any time in the five (5) years preceding the disposition. Generally, the Canadian-United States Tax Convention (the “Tax Convention”) will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

In the case of any dividends paid to non-residents of Canada, the Canadian tax is withheld by us, which remits only the net amount to the stockholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to fifteen percent (15%) of the gross dividend (or ten percent (10%) in the case of certain corporate stockholders owning at least ten percent (10%) of our voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is twenty-five percent (25%) of the gross dividend. Stock dividends received by non-residents of Canada from us are taxable by Canada as ordinary dividends.

This summary is of a general nature only and is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock, and should not be so construed. Each holder should consult his/her own tax advisor with respect to the income tax consequences applicable to him/her in his/her own particular circumstances.

F. Dividends and Paying Agents

Not applicable to Form 20-F filed as annual report.

G. Statement by Experts

Not applicable to Form 20-F filed as annual report.

H. Documents on Display

The documents concerning us which are referred to in this Annual Report are either annexed hereto as exhibits (see Item 19) or may be inspected at our principal executive offices in Calgary, Alberta, Canada.

I. Subsidiary Information

None.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable to small business issuers.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Form 20-F filed as annual report.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES

See Item 15T below. ITEM 15T. CONTROLS AND PROCEDURES (a) Disclosure Controls and Procedures

An evaluation of the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by us under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). During the fiscal period ending December 31, 2007, our CEO was Larry W. Youell and our CFO was Riaz Sumar.

Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures are ineffective to ensure that (i) information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) that such information is accumulated and communicated to our management, including our CEO and CFO in order to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our Board has overall responsibility for reviewing our disclosure to ensure we provide full and plain disclosure to shareholders and other stakeholders. Our Board discharges its responsibilities through its committees, specifically with respect to financial disclosure. The Audit Committee is responsible for reviewing our financial reporting procedures and internal controls to ensure full and accurate disclosure of our financial position.

Our CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Our CEO and CFO have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this Annual Report (the "Evaluation Date") are ineffective.

Based on such evaluation, they have concluded that as of the Evaluation Date, certain weaknesses exist in our disclosure controls and procedures, however, our CEO and CFO believe that these weaknesses would not prevent them from becoming aware, on a timely basis, of material information relating to us required to be included in our reports filed or submitted under the Exchange Act of 1933 due to their involvement in all of our operations. Such weaknesses are:

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

These weaknesses in our internal controls over financial reporting result in a remote likelihood that a material misstatement would not be prevented or detected. Management and our Board work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

(c) Changes in Internal Control Over Financial Reporting

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any significant deficiencies or material weaknesses of internal controls that would require corrective action.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors, and the reserve evaluations prepared by our independent reserves evaluation engineering consultants. Our Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board. Members of the Audit Committee during 2007 were Micheal Whiting, Barry Stansfield, and Mark Crandall. New Audit Committee members will be appointed following our meeting of shareholders in 2008.

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

ITEM 16B. CODE OF ETHICS

We have adopted a formal “Code of Ethics” applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We believe that our Code of Ethics is reasonably designed to deter wrongdoing and to promote:

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

4.	The prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the standards; and

5.	Accountability for adherence to the standards of the Code of Ethics.

The Code of Ethics (in hard copy) is available for inspection in our headquarters during regular business hours.

In addition, we practice corporate governance in accordance with rules and regulations in Canada.

Corporate Governance relates to the activities of the Board who are elected by and accountable to the shareholders, and takes into account the role of management who are appointed by the Board and who are charged with our on-going management. Our Board encourages sound corporate governance practices designed to promote our well-being and on-going development, having always as its ultimate objective our best long-term interests and the enhancement of value for all shareholders. The Board also believes that sound corporate governance benefits our employees and the communities in which we operate. The Board believes that our corporate governance policies and practices, outlined below, are appropriate and substantially consistent with the guidelines for improved corporate governance in Canada as adopted by the Toronto Stock Exchange.

To better fulfill and implement the Board’s corporate governance policies, we have established a Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. The members of the Corporate Governance Committee are Larry Youell, Barry Stansfield and Walter Brown.

ITEM 16C. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

Our external auditors, Amisano Hanson, charged total fees of $64,691 related to the audit of our annual Financial Statements for the year-ended December 31, 2006 and for the audit of our annual Financial Statements for the year-ended December 31, 2007, an amount of $40,000 was accrued . There were no fees associated with the filing of taxes.

Our previous auditors, KPMG LLP, charged $13,208 for work done on responding to SEC comments in conncection with our 2004 Form 20-F and our 2006 Form 20-F.

Mahmud Khalfan Professional Corporation charged $14,700 for the preparation and filing of our tax returns for the years ended December 31, 2002 through 2006.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

The Auditors’ Report, financial statements and notes thereto, and schedules thereto, as required pursuant to Item 17, are found immediately below.

TABLE OF CONTENTS	Page No.
Financial Statements:
Report of Auditors, dated May 23, 2008	F - 2
Consolidated Balance Sheets at December 31, 2007 and	F - 3
December 31, 2006
Consolidated Statements of Operations and Comprehensive	F - 4
Loss and Deficit for the Years ended December 31, 2007,
December 31, 2006, and December 31, 2005
Consolidated Statements of Cash Flows for the Years ended	F - 5
December 31, 2007, December 31, 2006, and December 31, 2005
Notes to the Consolidated Financial Statements	F - 7
Financial Statements of Forum Energy Plc (FEP)

FEC RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

(Stated in Canadian Dollars)

BDO Dunwoody LLP Chartered Accountants and Advisors	604 – 750 West Pender Street Vancouver, BC, Canada V6C 2T7 Telephone: (604) 689-0188 Telefax: (604) 689-9773

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors, FEC Resources Inc.

We have audited the consolidated balance sheets of FEC Resources Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada

May 23, 2008, except as to Note 14, which is as of June 25, 2008

Comments by Auditors for U.S. Readers on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Public Company Accounting Oversight Board (United States) reporting standards also require the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 3, have a material effect on the consolidated financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the directors on the Consolidated Financial Statements dated May 23, 2008, except as to Note 14, which is as of June 25, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada

May 23, 2008, except as to Note 14, which is as of June 25, 2008

FEC RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
	December 31, 2007 and 2006
(Stated in Canadian Dollars)

ASSETS	2007	2006

Current
Cash	$ 4,170,080	$ 373,012
GST receivable	53,788	31,224
Loans receivable	-	13,044
Prepaid expenses – Note 9	26,335	33,655
Deferred financing charge – Note 3(a)(iii)	-	88,735

	4,250,203	539,670
Equipment – Note 5	4,382	4,419
Investments – Notes 6 and 7	7,913,319	12,764,947

	$ 12,167,904	$ 13,309,036

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 9	$ 970,349	$ 127,316
Short-term loans – Note 7(b)	-	572,094
Convertible debentures – Note 7	2,499,000	2,993,057
Withholding taxes payable – Note 12	75,015	-

	3,544,364	3,692,467

SHAREHOLDERS’ EQUITY

Share capital – Note 8	17,339,665	12,357,906
Warrants – Note 8	267,501	267,501
Contributed surplus – Note 8	3,794,939	3,794,939
Equity portion of convertible debentures payable – Note 8	-	370,271
Deficit	(12,778,565)	(7,174,048)

	8,623,540	9,616,569

	$ 12,167,904	$ 13,309,036

Nature of Operations and Ability to Continue as a Going Concern – Note 1
Commitments – Notes 6 and 8
Subsequent Event – Note 7

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

“Riaz Sumar”	Director	“Larry Youell”	Director

Riaz Sumar		Larry Youell

FEC RESOURCES INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT for the years ended December 31, 2007, 2006 and 2005 (Stated in Canadian Dollars)

	2007	2006	2005

General and administrative expenses
Amortization	$ 1,878	$ 1,894	$ 1,047
Amortization of deferred financing charge	-	86,730	-
Accretion on long-term debt – Notes 3(a) and 7(c)	998,072	452,993	57,927
General and administration – Note 9	666,293	842,556	3,335,133
Interest expense	355,368	649,727	507,326
Redemption premium on convertible debenture –
Note 7(c)	630,678	-	-
Withholding taxes – Note 12	75,015	-	-

	(2,727,304)	(2,033,900)	(3,901,433)

Other items:
Equity loss in investments – Note 6	(1,302,174)	(1,368,436)	(713,843)
Foreign exchange gain (loss)	479,604	(283,693)	(152,525)
Gain (loss) on disposition of investments – Notes 4 and 6	(9,778)	118,232	-
Gain (loss) on dilution of investment in FEP – Note 6	(19,415)	337,456	10,476,786
Gain on disposition of trading securities – Note 4	-	-	19,414
Gain on change in fair value of derivative liability
– Note 7(c)	735,281	-	-
Interest income	2,556	29,050	-
Recovery of impairment charges	-	-	4,695,228
Write-down of trading securities – Note 4	-	(62,675)	(52,233)
Write-down of investments – Note 6	(3,105,311)	-	-

Net income (loss) and comprehensive income (loss)
for the year	(5,946,541)	(3,263,966)	10,371,394

Deficit, beginning of the year, as previously reported	(7,174,048)	(3,910,082)	(14,281,476)
Adoption of new accounting policy – Note 3(a)(ii)	342,024	-	-

Deficit, beginning of the year (restated)	(6,832,024)	(3,910,082)	(14,281,476)

Deficit, end of the year	$(12,778,565)	$ (7,174,048)	$ (3,910,082)

Basic loss (earnings) per common share	$ (0.02)	$ (0.02)	$ 0.06

Diluted loss (earnings) per common share	$ (0.02)	$ (0.02)	$ 0.05

Weighted average number of shares outstanding	239,623,217	195,609,707	175,619,805

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2007, 2006 and 2005
(Stated in Canadian Dollars)

	2007	2006	2005

Operating Activities
Net income (loss) for the year	$ (5,946,541)	$ (3,263,966)	$ 10,371,394
Non-cash items included in loss:
Amortization	1,878	1,894	1,047
Amortization of deferred financing charges	-	86,730	-
Accretion on long-term debt	998,072	452,993	57,927
Accrued interest on convertible debentures	249,900	-	-
Compensation expense for warrants	-	-	267,502
Equity loss in investments	1,302,174	1,368,438	713,843
Gain on change in fair value of derivative liability	(735,281)	-	-
Gain on disposition of trading securities	-	-	(19,414)
Loss (gain) on disposition of investments	9,778	(118,232)	-
Loss (gain) on dilution of investment in FEP	19,415	(337,456)	(10,476,786)
Redemption premium on convertible debentures	630,678	-	-
Recovery of impairment charges	-	-	(4,695,228)
Stock-based compensation	-	-	1,921,577
Shares issued as bonuses	-	-	268,541
Shares issued for services	-	88,165	23,382
Unrealized foreign exchange	-	-	119,129
Write-down of trading securities	-	62,675	52,233
Write-down of investments	3,105,311	-	-

	(364,616)	(1,658,759)	(1,394,853)
Net changes in non-cash operating working capital
items related to operations:
GST receivable	(22,564)	(10,124)	(21,100)
Accounts receivable	-	-	76,697
Prepaid expenses	7,320	(24,832)	(3,837)
Accounts payable and accrued liabilities	(37,545)	34,794	(742,767)

	(417,405)	(1,658,921)	(2,085,860)

Investing Activities
Acquisitions of equipment	(1,841)	(3,870)	(3,489)
Increase in investments	(207,873)	(1,380,294)	-
Advance on investments	-	-	(873,700)
Funds received from FEP	-	-	1,378,526
Proceeds (advances) of loans receivable	13,044	(13,044)	(58,280)
Proceeds from sale of investments	622,823	1,358,598	416,885
Proceeds from the sale of trading securities	-	32,268	-

	426,153	(6,342)	859,942

			…/cont’d

F-5

FEC RESOURCES INC.	Continued CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended December 31, 2007, 2006 and 2005 (Stated in Canadian Dollars)

	2007	2006	2005

Financing Activities
Deferred financing charges	-	(175,465)	-
Issuance of share capital, net of costs	4,981,759	-	-
Proceeds (repayment) of convertible
debentures	(290,137)	1,511,402	2,533,246
Repayment of short-term loans	(572,094)	(651,269)	(317,922)
Unrealized foreign exchange	(406,223)	339,125	-
Withholding taxes payable	75,015	-	-

	3,788,320	1,023,793	2,215,324

Increase (decrease) in cash during the year	3,797,068	(641,470)	989,406

Cash, beginning of the year	373,012	1,014,482	25,076

Cash, end of the year	$ 4,170,080	$ 373,012	$ 1,014,482

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ 66,728	$ 643,163	$ -

Income taxes	$ -	$ -	$ -

F-6

FEC RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2007 and 2006 (Stated in Canadian Dollars)

Note 1 Nature of Operations and Ability to Continue as a Going Concern

FEC Resources Inc. (the “Company”) is incorporated under the laws of Alberta, Canada and is engaged primarily in the business of exploration and development of oil and gas and other mineral related opportunities, either directly or indirectly through companies in which the Company invests. The Company is not currently directly involved in any oil and gas or mineral related exploration activities. The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control. On August 17, 2005, the Company changed its name from Forum Energy Corporation to FEC Resources Inc.

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

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, FEC Resources (BVI) Limited and Pacific Geothermal Energy, Inc. (“PACGEO”). All inter-company transactions were eliminated upon consolidation.

Note 2 Significant Accounting Policies – (cont’d)

b)	Investments

	i)	Investments

The Company’s investments are accounted for by the equity method. The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post acquisition income (loss). The amount of the adjustment is included in the determination of net income by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post acquisition periods. Profit distributions received or receivable from the investments will reduce the carrying value of the investment. Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline. If management has the intention and ability to dispose of the investment within the next fiscal year, then the existing investment is reflected as a current asset.

	ii)	Trading Securities

Trading securities held prior to January 1, 2007 consisted of equity securities held for trading and were accounted for at cost unless there had been a loss in value, at which time the securities were written down to market value.

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

The Company depreciates its computer equipment at the rate of 30% per annum utilizing the declining balance method.

d)	Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and their eventual disposition is less than their carrying amount. Impairment, if any, is assessed using discounted cash flows.

Note 2 Significant Accounting Policies – (cont’d)

d)	Impairment of Long-Lived Assets – (cont’d)

Estimates of undiscounted future cash flows used for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. During the years ended December 31, 2007, 2006 and 2005, no write-downs of long- lived assets were recognized.

e)	Asset Retirement Obligation (“ARO”)

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and records a corresponding increase in the carrying value of the related long-lived asset. The fair value is determined through a review of engineering studies, industry guidelines and management’s estimate on a site-by-site basis. The liability is subsequently adjusted for the passage of time and is recognized as an accretion expense in the consolidated statements of operations and comprehension income. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. The increase in the carrying value of the asset is amortized using the unit of production method based on estimated gross proved reserves as determined by independent engineers. Actual costs incurred upon settlement of the asset retirement obligations are charged against the asset retirement obligation to the extent of the liability recorded. As at December 31, 2007 and 2006 the Company did not have any asset retirement obligations.

f)	Foreign Currency Translation

Assets and liabilities of foreign equity investments that are self-sustaining have been translated into Canadian dollars at the rate prevailing at the end of the fiscal period. Monetary items denominated in foreign currency are translated at the year-end exchange rate. The resulting exchange gains or losses are included in the operations.

Note 2 Significant Accounting Policies – (cont’d)

g)	Stock-based Compensation

The Corporation follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are measured at their fair value on the date of grant as compensation expense. Compensation expense is recognized in the consolidated statements of operations and comprehensive loss over the vesting period. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Corporation uses the Black-Scholes option valuation model to estimate the fair value of stock-based compensation.

The Black-Scholes option valuation model requires the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

h)	Income Taxes

The Corporation follows the asset and liability method of accounting for income taxes in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount, in the opinion of management, that is more likely-than-not to be realized.

Note 2 Significant Accounting Policies – (cont’d)

i)	Loss Per Share

Basic earning (loss) per share is computed by dividing the income (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earning (loss) per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Common equivalent shares (consisting of shares issuable on the exercise of options, warrants and convertible debts) totaling 29,082,878 (2006 – 72,417,077; 2005 – 35,882,878) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.

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

The Company has investments in companies that hold oil and gas and mineral assets that may be subject to environmental costs. As at December 31, 2007 and 2006, the Company is not aware of any such environmental costs.

Note 3 Adoption of New Accounting Standards and Recent Accounting Pronouncements

a)	Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: (a) Handbook Section 1530,

Comprehensive Income; (b) Handbook Section 3855, Financial Instruments – Recognition and Measurement; (c) Handbook Section 3861, Financial Instruments – Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. The main requirements of these new standards and the resulting financial statement impact are described below.

Note 3	Adoption of New Accounting Standards and Recent Accounting Pronouncements – (cont’d)

a)	Adoption of New Accounting Standards – (cont’d)

	i)	Comprehensive Income, Section 1530:

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income (loss) includes holding gains and losses on available for sale investments, gains and losses on certain derivative financial instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net loss until realized. The adoption of this section had no impact upon the Company’s consolidated financial statements.

	ii)	Financial Instruments – Recognition and Measurement, Section 3855:

This standard sets out criteria for the recognition and measurement of financial instruments for the Company’s fiscal year commenced on January 1, 2007. This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the consolidated statements of operations or the consolidated statement of comprehensive income (loss).

In accordance with this new standard, the Company has classified its financial instruments as follows:

Loans receivable are classified as loans and receivables. They are recorded at cost, which on initial recognition represents their fair value. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities, short-term loans and convertible debentures are classified as other liabilities. They are initially measured at fair value. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

The adoption of this standard resulted in an aggregate decrease of $342,024 at the opening deficit at January 1, 2007. The aggregate amount consisted of a net credit of $430,759 due to the fair value measurement on the derivative financial instruments on convertible debentures (Note 7(c)) and a debit of $88,735 (Note 3(a)(iii)) on expensing the transaction costs in respect of the deferred financing charges on the debentures. These amounts have been recorded in the consolidated financial statements for the year ended December 31, 2007.

Note 3	Adoption of New Accounting Standards and Recent Accounting Pronouncements – (cont’d)

a)	Adoption of New Accounting Standards – (cont’d)

	iii)	Accounting Policy for Transaction Costs, EIC-166:

On June 1, 2007, the Emerging Issues Committee of the CICA issued abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial liabilities that are classified as other than held-for-trading to its initial carrying cost measured upon the adoption of CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”). Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective for the year ended December 31, 2007 and applied retroactively to expense all transaction costs related to acquisition of financial liabilities that are classified as other than held-for-trading in accordance with Section 3855.

The adoption of this standard resulted in an increase in the opening deficit at January 1, 2007 of $88,735 (Note 3(a)(ii)) which was previously recorded as deferred financing charges with respect to convertible debentures issued during the year ended December 31, 2006.

	iv)	Financial Instruments – Disclosure and Presentation, Section 3861:

This standard sets out standards which address the presentation of financial instruments and non-financial derivatives, and identifies the related information that should be disclosed. These standards also revise the requirements for entities to provide accounting policy disclosures, including disclosure of the criteria for designating as held-for-trading those financial assets or liabilities that are not required to be classified as held-for-trading; whether categories of normal purchases and sales of financial assets are accounted for at trade date or settlement date; the accounting policy for transaction costs on financial assets and financial liabilities classified as other than held-for-trading; and provides several new requirements for disclosure about fair value.

	v)	Hedging, Section 3865:

This standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not hold any financial instruments designated for hedge accounting.

Note 3	Adoption of New Accounting Standards and Recent Accounting Pronouncements – (cont’d)

b)	Recent Accounting Pronouncements

	i)	Accounting Changes, Section 1506:

Section 1506 revised the standards on changes in accounting policy, estimates or errors to require a change in accounting policy to be applied retrospectively (unless doing so is impracticable or is specified otherwise by an new accounting standard), changes in estimates to be recorded prospectively, and prior period errors to be corrected retrospectively. Voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information. In addition, these revised standards call for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact of this new standard cannot be determined until such time as the Company makes a change in accounting policy, other than the changes resulting from the implementation of the new CICA Handbook standards discussed in this note.

	ii)	Goodwill and Intangible Assets

The Canadian Accountability Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Note 3	Adoption of New Accounting Standards and Recent Accounting Pronouncements – (cont’d)

b)	Recent Accounting Pronouncements

	iii)	Capital Disclosures

The AcSB issued CICA Handbook Section 1535 “Capital Disclosures” The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements. This new Section relates to disclosures which did not have an impact on the Company’s financial results. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of the adoption of the section on its financial statements.

	iv)	Assessing Going Concern:

The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of the adoption of the section on its financial statements.

	v)	Cash Distributions:

CICA Handbook Section 1540, Cash Flow Statements, has been amended to require additional disclosures where cash distributions are made in accordance with a contractual obligation for cash distributions. The revised requirements are effective for interim and annual financial statements for fiscal years ending on or after March 31, 2007. The adoption of this Section did not result in any changes in the disclosure within the financial statements.

Note 3	Adoption of New Accounting Standards and Recent Accounting Pronouncements – (cont’d)

b)	Recent Accounting Pronouncements vi) International financial reporting standards (“IFRS”):

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Note 4

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

During the year ended December 31, 2005, the Company sold 1,157,577 (2004: 201,000) of the Langley shares for proceeds of $416,885, which resulted in a gain on sale of $19,414.

Note 4 Trading Securities – (cont’d)

At December 31, 2005, the Company had also recorded a write-down of $52,233. The wrote-down was recognized as management viewed the decline in market value of Langley to be other than temporary. This determination was based on the extent of the decline in value below cost and the fact that the intent of management to dispose of this investment in an expeditious manner would likely result in disposal prior to a recovery in the market value of the investment.

During the year ended December 31, 2006, Langley purchased the 1,509,086 Langley shares back from the Company at 0.01 pence per share totalling ₤15,091($32,268)based on the price protection clause. This resulted in a loss on sale of $306,362. Also during the year ended December 31, 2006, the Company had recorded a write-down of $62,675 to reflect the decline in value of the Langley shares to realizable value based on the price protection clause in the Stock Purchase Agreement. The impairment was recognized as the Company’s share price was well below the required level that would have allowed it to retain some or all of the Langley shares.

Note 5	Equipment
			Accumulated	Net book
		Cost	Amortization	value
Computer equipment
	December 31, 2007	$ 9,201	$ 4,819	$ 4,382

	December 31, 2006	$ 7,360	$ 2,941	$ 4,419

Note 6	Investments
The Company has the following investments:
			2007	2006
	Forum Energy PLC (“FEP”)	$ 5,278,065		$ 9,572,609
	Lascogan Mining Corporation		2,635,254	2,416,145
	Metalore Mining Corporation		-	776,193

		$ 7,913,319		$ 12,764,947

i)	Investment in FEP

On May 18, 2005, the Company disposed of its interest in FEI to FEP for 9,996,000 common shares of FEP, a 71.4% interest in FEC and recorded the initial investment in FEP at an amount equivalent to its carrying value of its interest in FEI. FEP is a United Kingdom-based oil, gas and coal company with assets in the Philippines.

Note 6	Investments – (cont’d)

	i) Investment in FEP – (cont’d)

	The investment in FEP is summarized as follows:

	Acquisition of investment in FEP	$ 3,141,882
	Less: funds received from FEP	(1,378,526)

		1,763,356
	Gain on dilution of investment in FEP as a result of additional
	FEP share issuances	10,476,786
	Equity loss in investment of FEP for the year	(713,843)

	Balance, December 31, 2005	11,526,299
	Disposition of 810,000 common shares of FEP	(934,004)
	Gain on dilution of investment in FEP as a result of additional
	FEP share issuances	337,456
	Equity loss in investment of FEP	(1,357,142)

	Balance, December 31, 2006	9,572,609
	Disposition of 635,800 common shares of FEP	(632,601)
	Loss on dilution of investment in FEP as a result of additional
	FEP share issuances	(19,415)
	Equity loss in investment of FEP	(1,301,892)
	Write-down of investment in FEP to market value	(2,340,636)

	Balance, December 31, 2007	$ 5,278,065

During the year ended December 31, 2007, the Company disposed 635,800 common shares of FEP for total proceeds of $622,823 which resulted in a loss of $9,778.

During the year ended December 31, 2006, the Company disposed 810,000 common shares of FEP for total proceeds of $1,358,598 which resulted in a gain of $424,594.

As FEP offers its shares to outside investors, the resulting dilution of the investor’s shareholdings constitutes an effective disposition necessitating recognition of a dilution gain or loss.

The Company’s interest in FEP was diluted during the year ended December 31, 2005 from a high on May 18, 2005 of 71.40% to 36.72%, resulting in the use of the equity method of accounting for its investment. As at December 31, 2007, the Company’s interest in FEP had been diluted to 29.78% (2006-32.08%) . The dilution is a result of the sale of FEP common shares and equity offerings by FEP in which the Company did not participate.

Note 6

Investments – (cont’d)

i)	Investment in FEP – (cont’d)

At December 31, 2007, the Company held 8,550,200 (2006 - 9,186,000) common shares of FEP with a market value of $5,278,069 (2006 – $15,848,151). During the year ended December 31, 2007, the Company recorded a write-down of $2,340,636 as a result of the determination that the decline in market value of the FEP shares was other than temporary.

The financial position and results of operations of FEP as at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
Assets	$ 52,937,458	$ 65,770,963
Liabilities	$ 4,601,582	$ 5,291,957
Equity	$ 48,335,876	$ 60,479,006
Net loss for the year ended December 31	$ (4,179,416)	$ (3,906,462)
FEP is a related company by virtue of a common director.

ii)	Investment in Lascogan Mining Corporation “Lascogan”

By a memorandum of an agreement dated January 2, 2006 and a settlement and release agreement dated May 11, 2006, the Company agreed to acquire a 40% interest in a mining project (Lascogan Mining Corporation) in Philippines in partnership with Philex Gold, Inc. (“PGI”).

The project concerned is the Mining and Production Sharing Agreement (“MPSA”) between PGI and the Government of Philippines, which comprises 2,306 hectares. The Company agreed to acquire the interest in the project by way of assignment from Indexa Corp. (“Indexa”) to the Company of an Agreement between Indexa and PGI. Indexa is a Philippine Company who had entered into a sole Agreement with PGI for the rights to a joint exploration program. Indexa assigned its rights and obligations in their entirety to the Company, pursuant to which a new Philippine Joint Venture Company was formed, of which the Company would ultimately own 40% and PGI would own 60% equity interests respectively. For this assignment, Indexa was entitled to receive a fee which was to be determined by an independent valuation.

Note 6

Investments – (cont’d)

ii)	Investment in Lascogan Mining Corporation “Lascogan”) – (cont’d)

The commitments of the Company in this regard were to provide an initial US$250,000 ($290,900) signature bonus to PGI (paid during the year ended December 31, 2005), pay a fee of US$100,000 ($110,551) (paid) and then for the Company to contribute to the Joint Venture Company a total of US$1,000,000 ($1,105,514) from January 1, 2006 through to October 31, 2006 being estimated as sufficient funding to complete the planned exploration and prospect work program. On October 2, 2006, the Company had met all its funding obligations and fully earned its 40% interest in the Joint Venture Company. Also, as a result of the independent valuation and negotiations, the Company issued 20,000,000 common shares of the Company with a fair value of $891,360 to Indexa and a further 30,000,000 common shares of the Company into escrow, to be awarded to Indexa upon the decision to proceed with commercial production as full and final consideration for the assignment of its rights to the Company. The 30,000,000 shares are considered contingent consideration and will be recorded as additional cost of the investment at fair value once it is likely that they will be issued.

The Company has the option to increase its equity interest in the Joint Venture Company to 60% by arranging or contributing by way of repayable loan up to US$10,000,000 as the initial contribution to mine development and production by the Joint Venture Company.

The investment in Lascogan is summarized as follows:

Signature bonus paid to PGI	$ 290,900
Fee paid to Indexa	110,551
Funding for exploration work program	1,105,514
Costs incurred in respect of investment in Lascogan	15,740

1,522,705
Common shares issued to Indexa	891,360
Equity income in investment in Lascogan	2,080

Balance at December 31, 2006	2,416,145
Funding for exploration work program	207,873
Equity income in investment in Lascogon	11,236

Balance at December 31, 2007	$ 2,635,254

Note 6	Investments – (cont’d)
ii) Investment in Lascogan Mining Corporation “Lascogan”) – (cont’d)
The financial position and results of Lascogan as at December 31, 2007 and 2006 are summarized as follows:
		2007	2006
	Assets	$ 2,248,979	$ 1,592,181
	Liabilities	$ 1,855,050	$ 1,498,918
	Equity	$ 393,929	$ 93,263

	Net income for the year ended December 31	$ 28,090	$ 31,188

At December 31, 2007, Lascogon is related to the Company by virtue of a common director.

As at December 31, 2007, in order for the Company to maintain its 40% interest without dilution, the Company would be required to pay cash calls totaling approximately $134,000.

iii)	Investment in Metalore Mining Corporation

During the year ended December 31, 2006, the Company acquired a 35% equity interest in Metalore Mining Corporation (“Metalore”) for consideration in the amount of $582,800 (US$500,000). Metalore is a Philippine company with iron ore mineral interests. In addition, due to debt conversions by other shareholders of Metalore, in order to maintain the 35% interest, a loan outstanding in the amount of $58,280 (US$50,000) was converted into equity by Metalore. The Company further advanced $17,035 in respect of its investment in Metalore.

The Company increased its investment in Metalore during the year ended December 31, 2006 by agreeing to purchase a 35% interest in an overriding royalty (“ORR”) for $131,484 (US$113,500). The terms of the ORR include Metalore paying a royalty of US$2 per ton of iron ore invoiced and sold with a guaranteed minimum of 3,500 tons per month. At the end of each fiscal year, the Company may elect to have the principal amount of the ORR repaid, convert the principal into shares of Metalore at par or continue with the ORR for another year. At December 31, 2006, the Company had elected to continue with the ORR for the following year. During the year ended December 31, 2007, the Company decided to write down its investment to $NIL in Metalore due to the uncertainty surrounding their ability to continue as a viable business and lack of progress to date.

Note 6	Investments – (cont’d)

	iii) Investment in Metalore Mining Corporation – (cont’d)

	The investment in Metalore is summarized as follows:

	Acquisition of investment in Metalore	$ 582,800
	Conversion of loan outstanding equity of Metalore	58,280

		641,080
	Advances	17,005
	Purchase of 35% interest in an overriding royalty	131,484
	Equity loss in investment in Metalore	(13,376)

	Balance at December 31, 2006	776,193
	Equity loss in investment in Metalore	(11,518)
	Write-down of investment in Metalore	(764,675)

	Balance at December 31, 2007	$ -

The financial position and results of operations for Metalore have not been presented as at December 31, 2007 because the investment has been written down to $Nil.

Note 7

Convertible Debentures

a)	In October 2004, PACGEO, a Delaware Company, signed a debenture purchase agreement with HEM Mutual Assurance LLC (“HEM”) and Highgate House LLC

(“Highgate”) to permit PACGEO to issue 5-year 1.5% convertible notes totaling US$1,000,000. This convertible debt was sold in six different notes of which $441,000 was issued under First Debenture A with HEM, First Debenture B for $49,000 with Highgate, Second debenture for $9,000 and $1,000 with HEM and Highgate, respectively. First debenture A and B are convertible at the lesser of $0.10 and 125% of the average of the closing bid price per share of PACGEO stock during 5 trading days immediately preceding the conversion, or 100% of the average of the three lowest closing bid prices during the 40 trading day immediately prior to conversion date (in whole or part). The second debenture has a fixed conversion price of $0.01 per share.

First debenture C for $450,000 and First debenture D for $50,000 in favour of Highgate were not drawn down as the trading price for the shares needed to be above 10 cents for a continuous 30 trading days. In order to facilitate the conversion process PACGEO lodged 10,000,000 common shares with the Escrow agent for HEM from treasury against future conversion.

Note 7 Convertible Debentures – (cont’d)

a)	– (cont’d)

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

The debenture holders chose to receive payment rather than convert into shares of the Company, and on November 24, 2006, the Company paid the outstanding interest and premium plus one half of the outstanding principal of the debenture leaving US$485,000 (CDN$572,095) outstanding at December 31, 2006, which was overdue, accruing interest at 12.5% per annum. The debentures of US$485,000 and total accrued interest of US$66,581 were paid off during the year ended December 31, 2007. US$85,300 was paid to a director of the Company who was a debenture holder.

Note 7 Convertible Debentures – (cont’d)

c)	On January 19, 2006, the Company closed an offering of debentures amounting to

₤1,400,000. These debentures matured on December20, 2007 and interest was calculated at 10% per annum. The first year’s interest was payable in advance on the closing date and the second year’s interest was payable on in arrears on the maturity date. As at December 31, 2005, the Company had received $1,309,882 (₤650,000) and during the year ended December 31, 2006, received $1,570,618 (₤750,000).

Pursuant to the terms and conditions of the debenture agreements, at any time after August 2, 2006 and before or on the maturity date, and provided that the debt has not been fully repaid, the holder shall have the right to convert all or any portion of the convertible indebtedness owing to it as at the date of election into Company common shares, the number of such shares to be based on the 10 day average closing bid price of the Company’s shares prior to the date of the debenture being issued. The holder is also entitled to receive a cash bonus which is based on 50% of the appreciation on FEP shares and the appreciation amount is calculated using a pre-determined formula. As of December 31, 2007 and 2006, no cash bonus was being accrued as the FEP shares have been traded below the shares price at the issuance date of the debentures.

Under the terms and conditions of the debenture agreements, the holder may also choose one of the following in lieu of conversion into common shares of the Company:

	i)	At any time after December 20, 2006 and before or on the maturity date, a repayment of the outstanding principal and interest plus a cash bonus equivalent to a 50% of the appreciation on FEP shares and the appreciation amount is calculated using a pre-determined formula; or

	ii)	On maturity, a cash repayment of the principal and interest plus a bonus equivalent to a 25% of the outstanding principal.

In addition to the conversion feature, the debenture agreements also allow the Company to redeem the debentures at any time before the maturity date. If the Company elects to redeem any or all of the convertible debentures, it will pay the outstanding principal and interest plus a 5% cash bonus on the principal amounts.

As collateral to the convertible debentures, the Company granted to the lenders a general security interest over the shares of FEP held by the Company totalling 200% of the principal amounts invested.

Upon the adoption of the CICA Handbook Section 3855 on January 1, 2007, the standard was retroactively applied to the convertible debenture as if it has been effective since the inception of the debt. The Company calculated the fair value of the derivative liability and recorded a debt discount at January 19, 2006 (the issuance of the debentures) to be $1,650,334 using the Black-Scholes option pricing model using the following assumptions:

Note 7	Convertible Debentures – (cont’d)

	c) – (cont’d)

	Risk free interest rate	3.85%
	Expected remaining life	2 years
	Dividend rate	Nil
	Expected volatility	135%

	The debt discount was accreted from the inception of the debt using the effective
	interest rate method. As a result of adopting the provisions of the CICA Handbook
	Section 3855, the difference between the carrying amount and the amortized balance
	at January 1, 2007 of $430,759 was credited to the opening deficit on that date.

	Subsequent to the issuance date, the Company is required to re-measure the fair
	value of the derivative liability and record the change in fair value in its statements
	of operations and comprehensive loss. As at January 1, 2007, the Company re-
	measured the fair value of the derivative liability and calculated it to be $735,281,
	which was estimated using the Black-Scholes option pricing model with the
	following assumptions:

	Risk free interest rate	4.14%
	Expected remaining life	1 year
	Dividend rate	Nil
	Expected volatility	126%

	These debentures included ₤100,000 ($197,860) due to a directorof the Company.

	On January 19, 2007 one of the holders elected to exercise the option to be paid out
	and as a result the Company paid out the amount of ₤125,000 ($278,875). In
	January 2008, the Company repaid the remaining convertible debentures of
	₤1,275,000 ($2,499,000), accrued interest of ₤127,500 ($249,900), and the bonus
	payable of ₤318,750 ($630,678). As of December 31, 2007, the Companyrecorded
	the bonus payable as a redemption premium on the consolidated statements of
	operations and comprehensive loss.

Note 8	Share Capital

a)	Authorized:

Unlimited number of common shares without par value; and

Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

Note 8	Share Capital – (cont’d)

	b) Issued:

			Number	Amount

	Balance, December 31, 2004		174,583,646	$ 10,225,131
	Shares issued on settlement of debts	– at $0.07	333,333	23,382
	Shares issued in respect of bonuses	– at $0.083	3,243,957	268,541
	Shares issued for conversion of debentures		2,300,000	163,933
	Shares issued from escrow		(2,300,000)	-
	Allocation of equity portion of debenture for
	conversion		-	51,177

	Balance December 31, 2005		178,160,936	10,732,164
	Shares issued for conversion of debentures		9,872,929	426,604
	Shares delivered from escrow		(5,900,000)	-
	Allocation of equity portion of convertible
	Debenture upon conversion of debenture
	– Note 8(b)(i)		-	137,574
	Escrow shares returned to treasury		(900,000)	-
	Shares issued for settlement of debt – Note 8(b)(ii)		2,909,900	170,204
	Shares issued as a finder’s fee on an investment
	– Note 8(b)(iii)		20,000,000	891,360
	Shares issued and held in escrow pursuant to an
	agreement – Note 8(b)(iii)		30,000,000	-

	Balance, December 31, 2006		234,143,765	12,357,906
	Shares issued pursuant to private placement
	– Note 8(b)(iv)		200,000,000	4,981,759

	Balance, December 31, 2007		434,143,765	$ 17,339,665

i)	The PACGEO debentures (Note 7) were purchased by third parties and converted into common shares in the capital of the Company. As a result the debentures were retired. A total of US$358,000 plus interest was converted into 9,872,929 common shares, including 5,900,000 common shares previously issued and lodged with an escrow agent for purposes of facilitating the conversion process. Due to a decline in its share price, the Company issued an additional 3,972,929 common shares for this debenture conversion in accordance with the conversion price formula. The escrow agent subsequently returned 900,000 shares to treasury.

Note 8

Share Capital – (cont’d)

b)	Issued Common Shares: – (cont’d)

	i)	– (cont’d)

The amount allocated to the PACGEO convertible debenture of $644,419 has been segregated into debt and equity components based on their respective fair values. The equity component represents the holder conversion right. It will continue to be disclosed separately in shareholders’ equity until the loan is either converted or repaid at which time it will be transferred to share capital. The amount allocated to equity on issuance was $192,394 and as at December 31, 2005, the amount had been reduced to $137,574 as a result of credits to share capital totaling $54,820 reflecting conversions of a portion of the debentures. During the year ended December 31, 2006, the balance of $137,574 was credited to share capital as a result of the conversion and retirement of the remaining debenture.

The difference between the recorded value of the debt component and the face value of the debenture is being accreted to the consolidated balance sheets over the term of the debenture. During the year ended December 31, 2006, $145,899 (2005: $38,479) was amortized.

The amount allocated to the US$970,000 convertible debenture (Note 7) of $1,223,364 was segregated into debt and equity components based on their respective fair values. The equity component represents the holders’ conversion right. At inception, the balance allocated to the equity component was $158,574. It was disclosed separately in shareholders’ equity until the loan was due, at which time it was renegotiated without conversion features. Consequently, the amount allocated to equity was reclassified as contributed surplus.

The difference between the recorded value of the debt component and the face value of the debenture is amortized to income over the term of the debenture. During the year ended December 31, 2006, $139,125 (2005: $19,448) was amortized.

The amount allocated to the ₤1,400,000 convertible debenture (Note 7) of $2,880,500 was allocated into its debt and equity components based on the residual valuation approach whereby the amount allocated to equity at inception was $370,271.

The difference between the recorded value of the debt component and face value of the debenture is accreted to income over the term of the debenture. During the year ended December 31, 2006, the amount accreted was $167,969.

Note 8

Share Capital – (cont’d)

b)	Issued Common Shares: – (cont’d)

	ii)	The Company issued 509,900 common shares at $0.05 per share pursuant to an agreement to settle accounts payable outstanding totalling US$25,495 ($29,825).

The Company also issued 2,400,000 common shares at $0.05 per share pursuant to an agreement to issue shares for consulting services totalling US$120,000 ($140,379).

	iii)	As a result of the independent valuation and negotiations, the Company issued 20,000,000 common shares, with total fair value of $891,360, to Indexa and a further 30,000,000 common shares of the Company into escrow, to be awarded to Indexa upon the decision to proceed with commercial production as full and final consideration for the assignment of its rights to the Company to acquire 40% interest (Note 6).

	iv)	On December 21, 2007, the Company completed a private placement of 200,000,000 shares at US$0.025 per share for gross proceeds of US$5,000,000 ($4,991,500). The Company incurred cash issuance costs of $9,741.

c)	Warrants:

	Number	Amount

Balance December 31, 2004	8,239,000	$ 467,902
Issued to Sterling North Africa Ltd. (i)	3,533,333	267,502
Expired	(2,539,000)	-

Balance December 31, 2005	9,233,333	$ 735,404
Expired	(5,700,000)	(467,903)

Balance, December 31, 2006 and 2007	3,533,333	$ 267,501

The Company issued 3,533,333 warrants to Sterling North Africa Ltd. for the assistance in the sale of the Company’s interest in FEI to FEP (Note 6). The warrants are exercisable until January 31, 2010 and allow the holder to purchase one common share of the Company for every warrant held at US$0.0723 per share.

The fair value of the outstanding warrants issued in 2005 was calculated using the Black-Scholes valuation model with the following assumptions

Risk free interest rate	2.5%
Expected life of warrants	2 years
Dividend yield	Nil
Expected stock price volatility	208%

Note 8	Share Capital – (cont’d)

	d) Options:

	The Company has established a stock option plan whereby options may be granted to
	its directors, officers, consultants, and employees. The exercise price of each option
	equals the market price of the Company’s stock on the date of the grant and an
	option’s maximum term is five years. The options vest immediately. At December
	31, 2007 there were 25,549,545 stock options outstanding to purchase common
	shares at prices ranging from US$0.055 to US$0.43 per share.

			Weighted
		Number of	Average
		Options	Exercise
		Exercisable	Price/Shares

	Outstanding and exercisable December 31, 2004	7,667,500	US$0.18
	Granted	19,600,000	US$0.07
	Cancelled	(567,955)	US$0.1125
	Expired	(50,000)	US$0.15

	Outstanding and exercisable December 31, 2005	26,649,545	US$0.11
	Cancelled	(1,000,000)	US$0.079

	Outstanding and exercisable December 31, 2006	25,649,545	US$0.092
	Cancelled	(100,000)	US$0.079

	Outstanding and exercisable December 31, 2007	25,549,545	US$0.092

The following table summarizes stock options outstanding and exercisable at December 31, 2007:

Number of	Exercise Price		Contractual
Options	Per Option	Expiry Date	Remaining life
			(in year)
4,347,727*	US$0.08	April 26, 2008	0.32
681,818*	US$0.31	April 26, 2008	0.32
1,000,000*	US$0.43	April 26, 2008	0.32
1,000,000	US$0.10	December 9, 2009	1.94
10,520,000	US$0.0723	January 31, 2010	2.09
2,000,000	US$0.079	August 2, 2010	2.59
6,000,000	US$0.055	October 25, 2010	2.82

25,549,545

* The options expired unexercised after December 31, 2007.

Note 8	Share Capital – (cont’d)
	d)	Options: – (cont’d)
		The fair value of the options was estimated using the Black Scholes valuation model
		with on the following weighted average assumptions:
		2007		2006	2005
		Risk free interest rate	-	-	2.5%
		Expected life of options	-	-	2 years
		Dividend yield	-	-	Nil
		Expected stock price volatility	-	-	202-208%
	e)	Contributed Surplus:
		Balance, December 31, 2004			$ 1,246,885
		Stock-based compensation			1,921,579

		Balance, December 31, 2005			3,168,464
		Transfer of amount upon expiry of warrants			467,902
		Reclassification of equity portion of convertible debenture			158,573

		Balance, December 31, 2006 and 2007			$ 3,794,939
Note 9	Related Party Transactions and Balances – Notes 5, 6 and 7

During the year ended December 31, 2007 general and administrative expenses included fees charged by directors, officers and companies controlled by directors and officers of the Company totaling $370,505 (2006: $375,851; 2005: $337,867). At December 31, 2007, prepaid expenses include $Nil (2006: $13,985) in respect of management fees paid in advance to a director and officer of the Company. Included in accounts payable and accrued liabilities at December 31, 2007 is $31,668 (2006: $21,081) owed to directors, officers and companies controlled by them.

Note 10

Income Taxes

The Company has incurred non-capital losses for Canadian income tax purposes of $6,496,000, which, together with resource and equipment cost pools of $794,000, may be carried forward to offset future taxable income. The Company also has capital losses carried forward for Canadian income tax purposes of $14,000,000 which may be applied to offset future capital gains indefinitely. The benefit, if any, of these non-capital losses, capital losses, and resource pool and equipment cost pool balances have not been reflected in the consolidated financial statements.

Note 10

Income Taxes – (cont’d)

As at December 31, 2007, the Canadian non-capital losses carried forward expire as follows:

2008	$ 854,000
2009	849,000
2010	440,000
2014	544,000
2015	1,274,000
2026	1,703,000
2027	832,000

$ 6,496,000

The Company has incurred expenditures in various other jurisdictions, which are subject to tax authority approval. No provision for taxes in these other jurisdictions has been recorded. The Company is unable to accurately determine the amount of its loss carryforwards and other tax attributes at this time. The Company expects to have non-capital operating loss carry-forwards available to offset any taxable income for the years ended December 31, 2007 and 2006 and any future tax benefits which may arise as a result of these losses have not been recognized in these financial statements and would be offset by a valuation allowance.

As at December 31, 2007, the significant components of the Company’s future tax assets and liabilities are as follows:

	2007	2006

Non capital losses carried forward	$ 1,624,000	$ 2,203,000
Capital losses carried forward	3,498,000	4,631,000
Investments	(376,000)	(1,290,000)
Foreign exchange	(102,000)	-
Mineral, oil and gas properties and deferred exploration cost	168,000	218,000
Financing costs	35,000	45,000
Equipment	30,000	38,000
Valuation Allowance	(4,877,000)	(5,845,000)

	$ -	$ -

No income tax benefits to the future tax assets have been recognized in the accounts as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation.

Note 10

Income Taxes – (cont’d)

The reconciliation of income taxes at Canadian statutory rates to the reported income tax provision is as follows:

		2007	2006
	Statutory tax rate	32.12%	32.50%

	Income tax recovery at statutory rates	$ (1,910,000)	$ (1,060,000)
	Effect of reduction in statutory rates	1,693,000	-
	Permanent differences	356,000	55,000
	Change in valuation allowance	(139,000)	1,005,000

		$ -	$ -

Note 11	Financial Instruments

a)	Foreign currency exchange risk:

The Company is exposed to foreign currency fluctuations in cash balances denominated in U.S. dollars as a significant amount of the Company’s expenditures are in U.S. dollars, however this risk is partially mitigated as the majority of the cash is also in U.S. dollars. As at December 31, 2007, the Company held $4,136,979 (2006 - $323,553) of cash denominated in U.S. dollars subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars and the Company had $5,278,065 (2006 - $9,572,608) of assets denominated in British pounds that are subject to exchange rate fluctuations.

b)	Concentration of credit risk:

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account. Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal.

Note 12 Withholding Taxes Payable

The Company is responsible for withholding taxes on its interest payments to nonresident of Canada. For the year ended December 31, 2007, the Company has accrued $75,015 (2006: $Nil) as withholding taxes payable.

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

Total assets under Canadian GAAP Investment in Metalore (d) Investment in Lascogan (d)

Total assets under US GAAP

Total liabilities under Canadian GAAP Convertible debenture (c)

Total liabilities under US GAAP

Total equity under Canadian GAAP Share capital Deficit (c) Additional paid-in capital (c) Contributed surplus (c) Equity portion of convertible debentures (c)

Total equity under US GAAP

Total liabilities and equity under US GAAP

(Restated
- Note 14(g))
2007	2006

$ 12,167,904	$ 13,309,036
-	(167,990)
(393,190)	(84,417)

$ 11,774,714	$ 13,056,629

$ 3,544,364	$ 3,692,467
-	(384,966)

3,544,364	3,307,501

8,623,540	9,616,569
(703,466)	(703,466)
(1,986,920)	(1,090,900)
2,455,769	2,455,769
(158,573)	(158,573)
-	(370,271)

8,230,350	9,749,128

$ 11,774,714	$ 13,056,629

Note 14	Differences Between Canadian and United States Generally Accepted Accounting
	Principles – (cont’d)

	b) Income (Loss) Statements

				(Restated
			(Restated	- Notes 12
			- Note 14 (g))	and 14(g))
		2007	2006	2005

	Net income (loss) under Canadian GAAP	$ (5,946,541)	$ (3,263,966)	$ 10,371,394
	Accretion of equity portion of convertible
	debt (c)	-	452,993	57,927
	Accretion on long-term debt	998,072	-	-
	Gain on change in fair value of derivative
	Liability	(735,281)	-	-
	Change in fair value of embedded derivative (e)	-	230,498	27,360
	Equity loss in write-off of resource property
	costs in Metalore Mining Corporation (d)	167,990	(167,990)	-
	Equity loss and write-off of resource property
	costs in Lascogan Mining Corporation (d)	(308,773)	(84,417)	-
	Accretion of debt discount (c)	(587,269)	(1,086,190)	(169,396)

	Net income (loss) under US GAAP	$ (6,411,802)	$ (3,919,072)	$ 10,287,285

	Basic income (loss) per share under US GAAP	$ (0.03)	$ (0.02)	$ 0.06

	Diluted income (loss) per share under US GAAP	$ (0.03)	$ (0.02)	$ 0.05

	Weighted average shares outstanding	239,623,217	195,609,707	175,619,805

	Diluted average shares outstanding	239,623,217	195,609,707	211,502,683

c)	Convertible Debentures

During the year ended December 31, 2006, the Company issued convertible debentures totalling £1,400,000 (CDN$2,880,500). As a result of the retrospective application of CICA section 3855, the Company determined that the conversion feature of the convertible debentures constituted a derivative liability having a fair value of $1,650,334 requiring bifurcation from the host contract. The discount resulting from recording the derivative liability is accreted from the inception of the debt using the effective interest method. The fair value of the derivative liability is re-measured at each financial statement date with the changes in fair value recorded in the statements of operations and comprehensive loss. Under US GAAP, the conversion feature of these convertible debentures meets the criteria for exemption under paragraph 11(a) of Statement of Financial Standard (“SFAS” No. 133 “Accounting for Derivative Instruments and Hedging Activities” and is not required to be bifurcated from the host instrument.

Note 14	Differences Between Canadian and United States Generally Accepted Accounting
Principles – (cont’d)

c)	Convertible Debentures – (cont’d)

For the year ended December 31, 2007, under US GAAP, net loss would increase by a net amount of $262,791 as a result of an increase of $998,072, the amount of accretion expense recorded upon accreting the debt discount arising from bifurcating the derivative liability and a decrease of $735,281 arising from recording the change in fair value of the derivative liability.

Under Canadian GAAP, for the year ended December 31, 2006 prior to the adoption of CICA 3855, the conversion option embedded in the convertible debentures in the amount of $370,271 was presented separately as a component of shareholders’ equity and the amount allocated to the equity component was to be accreted back to debentures payable as a charge to interest over the life of the debenture. For the year ended December 31, 2006, the accretion expense totalled $167,968. Under US GAAP, the conversion feature of the convertible debentures was not subject to bifurcation. As a result, liabilities under US GAAP as at December 31, 2006 would have increased by $202,303 representing the remaining balance of the conversion option that was to have been accreted. Under US GAAP, the adjustment to opening deficit as at January 1, 2007 in the amount of $167,968 recorded as a result of retrospectively adopting CICA 3855 is reversed

Under US GAAP, on the commitment date of the debenture, the Company is required to assess whether there is an intrinsic beneficial conversion feature in place. When the Company issues convertible debt securities with a non-detachable conversion feature that is below market value on the commitment date, it is known as a beneficial conversion feature (“BCF”) and pursuant to EITF Issue 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features on contingently Adjustable Conversion Ratios” and EITF issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments”, the conversion feature of the security that has characteristics of an equity instrument is measured at its intrinsic value at the commitment date and is recorded as additional paid-in capital. The resulting discount of the debt instrument is amortized into income as interest expense at the conversion feature’s earliest conversion date.

Note 14	Differences Between	Canadian	and	United	States	Generally	Accepted	Accounting
Principles – (cont’d)

c)	Convertible Debentures – (cont’d)

During the year ended December 31, 2006, the Company issued convertible debentures totalling £1,400,000 (CDN$2,880,500) for which it determined there was a beneficial conversion feature in the amount of $1,005,932 (Note 14(g)). Under US GAAP, this conversion feature would have been recorded as a debt discount and would be accreted as interest expense to December 20, 2007, the date of the convertible debentures’ maturity, using the effective interest method. Consequently, the total liabilities under US GAAP as at December 31, 2007 would increase by $Nil (2006: decrease by $587,269). The net loss under US GAAP for the year ended December 31, 2007 would have increased by $587,269 (2006: $418,663) as a result of the accretion of debt discount.

In May 2005, the Company issued convertible debentures totalling $1,223,364 (US$970,000). In accordance with Canadian GAAP, at the inception of the debt, the embedded conversion feature of this debt in the amount of $158,574 was presented separately as a component of shareholders’ equity and the amount allocated to the equity component was to be accreted back to debentures payable as a charge to interest over the life of the debentures. For the year ended December 31, 2006, the accretion expense was $139,126 (2005: $19,448). Under US GAAP, the conversion feature is not subject to bifurcation. As a result, under US GAAP, net loss for the year ended December 31, 2006 would decrease by $ 139,126 (2005: $19,448).

Under US GAAP, for this convertible debentures there was a beneficial conversion feature totalling $704,220 (US$582,000). During the year ended December 31, 2005, as a result of measuring this conversion feature, debt discount and additional paid-in capital each would have increased under US GAAP by $704,220. During the year ended December 31, 2006, the terms of the debentures were amended allowing the holders to an early payout. As a result, net income under US GAAP would have decreased by $610,324 (2005: $93,896) as a result of accreting the remaining deferred debt discount.

As a result of convertible debenture conversions during the year, net income would decrease by $Nil (2006: $57,203, 2005: $47,563 ) which is the amount of the deferred financing costs associated with those convertible debentures converted to common shares during the year and which is the amount of deferred financing costs charged to earnings in the year in accordance with the Emerging Issues Task Force (“EITF”) Issue No. 98-5.

Note 14	Differences Between Canadian	and	United	States	Generally	Accepted	Accounting
Principles – (cont’d)

b) Convertible Debentures – (cont’d)

The Company had issued convertible debentures during the year ended December 31, 2004 of which $461,555 (US $358,000) had remained outstanding during the year ended December 31, 2005. In accordance with Canadian GAAP, the conversion feature of this debt in the amount of $192,394 was presented as a component of shareholders’ equity and was to be accreted back to debentures payable as a charge to interest over the life of the debentures. For the year ended December 31, 2006, accretion expense on these debentures was $145,899 (2005: $38,478). Under US GAAP, the conversion feature is not subject to bifurcation. As a result, under US GAAP, net loss for the year ended December 31, 2006 would decrease by $145,899 (2005: $38,478)

During the year ended December 31, 2006, some of the holders of the convertible debenture converted the debt into common stock of the Company. As a result, share capital under US GAAP should decrease by $137,574 (cumulatively $703,466) which was the amount related to the equity component.

d)	Resource Property Costs

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred. Under US GAAP, resource property costs related to exploration can only be deferred subsequent to the establishment of reserves. The financial statements of the Company’s investment in Lascogan Mining Corporation (“Lascogan”) reflect deferred exploration costs at December 31, 2007 of $2,037,931 (2006: $1,265,998). For purposes of US GAAP, the Company’s equity share of the income or loss in its investment in Lascogan is adjusted for its share of the expensing of exploration costs prior to the establishment of reserves under US GAAP. For the year ended December 31, 2007, this amounted to $308,773 (2006: $84,417).

During the year ended December 31, 2007, the company wrote down its investment in Metalore to $Nil. Under US GAAP, for the year ended December 31, 2007, this write-down would decrease by $167,990 representing the exploration costs which have already been expensed under US GAAP for the year ended December 31, 2006.

During the year ended December 31, 2006, the financial statements of Metalore reflected deferred exploration costs of $639,932 resulting in an increase to the company’s equity share of its loss in Metalore of $167,990.

Note 14	Differences Between	Canadian	and	United	States	Generally	Accepted	Accounting
Principles – (cont’d)

e)	Embedded Derivative

Pursuant to the provisions of SFAS 133, the terms of the Langley Agreement which required the Company to sell back a number of Langley shares at a purchase price of 1 pence per share based on a formula was considered an embedded derivative and recorded as such in the liability section of the Company’s balance sheet using the fair value method for determining its value. The change in fair value of the liability at each reporting period was charged to the statement of loss and deficit. At inception, the value of the derivative was $511,071. During the year ended December 31, 2006, net loss would decrease by $Nil (2006: $230,498; 2005: $27,360) as a result of recording the fair value changes of the embedded derivative liability.

f)	Other Disclosures – Subtotal in Operating Cash Flows

The Company includes a subtotal in cash provided by operating activities in the statements of cash flows. The SEC prohibits the inclusion of this subtotal.

g)	Correction of Error

During the year ended December 31, 2006 in Note 14, the Company reported a beneficial conversion feature in the amount of $1,005,932 on its convertible debentures for US GAAP purposes. The Company accreted the resulting debt discount in its entirety during the year ended December 31, 2006 whereas it should have accreted to the maturity of the debt using the effective interest method. The accreted amount for the year ended December 31, 2006 should have been $418,663 and the remaining debt discount balance as at December 31, 2006 was $287,269..The impact on the previously reported financial statements for US GAAP is as follows:

Balance Sheet 2006

	Amount per
	US GAAP as
	reported at
	December 31,		Amount as
	2006	Restatement	Restated
	$ $		$

Total liabilities	3,894,770	(587,269)	3,307,501
Total equity	9,161,859	587,269	9,749,128

Note 14	Differences Between Canadian	and	United	States	Generally	Accepted	Accounting
Principles – (cont’d)

g)	Correction of Error– (cont’d) Income (Loss) Statements 2006

	Amount per
	US GAAP as
	reported at
	December 31,		Amount as
	2006	Restatement	Restated
	$ $		$

Accretion of debt discount	(1,673,459)	587,269	(1,086,190)
Net loss under US GAAP	(4,506,341)	587,269	(3,919,072)

h)	Recent US Accounting Pronouncements

	i)	Newly Adopted Accounting Pronouncements

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company’s 2007 fiscal year end. The adoption of FIN 48 did not have a significant impact on the Company’s results of operations or financial position.

	ii)	New Accounting Pronouncements

The FASB has issued SFAS 157, “Fair Value Measurements”, which defines fair value, establishes a framework for consistently measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is to be particularly effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning January 1, 2008). The adoption of SFAS 157 is not expected to have an effect on the Company’s financial position.

Note 14	Differences Between Canadian and United States	Generally	Accepted	Accounting
Principles – (cont’d)

g)	Recent US Accounting Pronouncements– (cont’d)

In February, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits all entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. Upfront costs and fees related to items for which the fair value option is elected shall be recognized in earnings as incurred and not deferred. If an entity elects the fair value option for a held-to-maturity or available-for sale- security in conjunction with the adoption of this Statement, that security shall be reported as a trading security under Statement 115, but the accounting for a transfer to the trading category under paragraph 15 (b) of Statement 115 does not apply. Electing the fair value option for an existing held-to-maturity security will not call into question the intent of an entity to hold other debt securities to maturity in the future. This statement is effective as of the first fiscal year that begins after November 15, 2007 (i.e. for the Company’s fiscal year beginning January 1, 2008). The Company is currently analyzing the effects of SFAS 159 but does not expect its implementation will have a significant impact on the Company’s financial condition or results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin (“SAB”) No. 110 which amends SAB 107 to allow for the continued use, under certain circumstances, of the “simplified” method in developing an estimate of the expected term of so-called “plain vanilla” stock options accounted for under FAS 123R, “Share-Based Payment.” When SAB 107 was published, the staff believed that more information about employee exercise behavior (e.g., employee exercise patterns by industry or other categories of companies) would become available. Therefore, the staff stated in SAB 107 that it would not expect the simplified method to be used for stock option grants after December 31, 2007. The staff now understands that such information will not be widely available by December 31, 2007. Accordingly, the SEC staff will accept, under certain circumstances, the use of the simplified method beyond December 31, 2007 for “plain vanilla” options (as described in SAB 110). The Company does not believe that SAB 110 will have a significant impact on its financial statements.

Note 14	Differences Between Canadian and United States Generally Accepted Accounting
Principles – (cont’d)

h)	Recent US Accounting Pronouncements– (cont’d)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The standard requires all entities to report noncontrolling (minority) interests as equity in consolidated financial statements. SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Company is currently reviewing the guidance, which is effective for fiscal years beginning after December 15, 2008, to determine the potential impact, if any, on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 161 on its consolidated financial statements.

FORUM ENERGY PLC IS A UK-BASED OIL AND GAS EXPLORATION AND PRODUCTION COMPANY WITH A FOCUS ON THE PHILIPPINES.

Forum was established in April 2005 alongside £14.4 million in financing and is focused exclusively on the development of its oil and gas assets in the Philippines. The Company's principal asset is a 100% interest in GSEC101, an offshore petroleum licence situated west of Palawan Island in the South China Sea. In 2006, results from a 248-square kilometre 3D seismic survey over the licence area indicated 3.4TCF gas-in-place (GIP) with upside to 20TCF. The Company initiated the process of converting the licence to a service contract in May 2006 and continues to pursue this objective.

The Company's shares are traded on the London AIM market under the symbol 'FEP'.

01 HIGHLIGHTS
02 ASSET LOCATIONS
04 CHAIRMAN'S STATEMENT
06 CHIEF EXECUTIVE'S REVIEW
08 BOARD OF DIRECTORS
10 REPORT OF THE DIRECTORS
13 CORPORATE GOVERNANCE STATEMENT
15 INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF FORUM ENERGY PLC
16 CONSOLIDATED INCOME STATEMENT
17 STATEMENT OF CHANGES IN EQUITY
18 CONSOLIDATED BALANCE SHEET
19 COMPANY BALANCE SHEET
20 CONSOLIDATED CASH FLOW STATEMENT
21 COMPANY CASH FLOW STATEMENT
22 NOTES TO THE FINANCIAL STATEMENTS
44 NOTICE OF ANNUAL GENERAL MEETING
IBC GLOSSARY

HIGHLIGHTS

OPERATIONAL HIGHLIGHTS

- Continued the process of conversion of GSEC101 to a service contract.
- Conditionally farmed out a 30% interest* in GSEC101 to a local partner, Monte Oro Resources & Energy, Inc ('Monte Oro') to take advantage of the Filipino Participation Incentive Allowance ('FPIA') and expedite conversion to a service contract.
- Farmed out interest in the West Linepacan oil discovery for a carry through development, concluding rationalisation of assets purchased in 2006.
- On schedule for Galoc Field first production in Q2 2008 with potential for second phase development.
- Sale of Central Cebu Coal Operating Contract ('COC132') for US$3.5 million (subject to Government approval).
- Initiated plans to divest remaining Southern Cebu property in line with the strategy to re-focus the Company on its core business.

* Subject to certain conditions, Forum still retains 100% interest in GSEC101.

FINANCIAL AND CORPORATE HIGHLIGHTS

- Working capital of US$6.4 million as of 31 December 2007 (US$5.2 million – reported for 2006).
- Shareholders' equity of US$49 million as of 31 December 2007 (US$52 million – 2006).
- Revenues of US$0.9 million in 2007 (US$0.5 million – 2006).
- Loss of US$3.9 million in 2007 (US$3.4 million – 2006).
- Existing cash resources anticipated to be adequate for the foreseeable future.

FORUM ENERGY PLC ANNUAL REPORT 2007 1

F-45

ASSET LOCATIONS

2 FORUM ENERGY PLC ANNUAL REPORT 2007

NW PALAWAN

NW Palawan is a prolific oil-producing area. The Company's main revenue stream in its 2008/2009 budget is derived from petroleum production from its interests in the licence blocks, acquired in the Basic Petroleum and Minerals Inc (BPMI) transaction completed in 2006. This includes the Nido and Matinloc Fields and the newly developed Galoc Field. In Q3 2006, the Galoc Production Company announced the development of the Galoc Field in which Forum holds a 2.27% carried interest. This is on schedule for first production during Q2 2008 at a rate of some 20,000 barrels per day gross. Projected net revenues to Forum over a 24-month period are approximately US$5 million and, at current oil prices, revenues could be substantially in excess of this figure.

SC40

Forum completed the interpretation of the offshore 2D seismic programme acquired in the Tañon Strait, west of Cebu Island, in May 2005. Also included in the interpretation were some 1,700 kilometres of vintage data that were reprocessed in 2005. Subsequent drilling in an adjacent block on a prospect similar to those identified on SC40 showed negative results and has downgraded the prospectivity of the offshore portion of the block. The Company is currently reviewing its farms out options. The onshore portion of the block contains both the Libertad gas field and Maya oil discoveries, both of which remain under study.

A further asset is the Forum-owned Hycalog HH3500 drilling rig and ancillary equipment, both of which are in demand in the current market. The Company plans to lease some of this equipment within the Philippines in 2008 to generate additional income.

GSEC101

In July 2006, the Company completed the interpretation of the 3D seismic survey shot in 2005 across the Sampaguita gas discovery in licence area GSEC101, to the West of Palawan Island. This under-explored acreage, which covers 10,630 square kilometres contains at least eight additional undrilled prospects and leads.

The seismic interpretation, coupled with the data from the wells drilled in the 1970s and 1980s, increased the expected reserves to 3.4TCF gas-in-place ('GIP') (previously independently assessed by PGS Reservoir Ltd at 2.7TCF GIP). Additionally the evaluation indicated upside to 20TCF. More leads were also identified, further adding to the prospectivity of the licence area. The Company initiated the ongoing process of converting the licence to a pre-agreed service contract in May 2007.

FORUM ENERGY PLC ANNUAL REPORT 2007 3

CHAIRMAN'S STATEMENT

US$6.4m

WORKING CAPITAL AS OF 31 December 2007

"The Company continues to concentrate on the conversion of GSEC101 to a full service contract, having completed the highly successful 3D seismic shoot across the area in 2005 which resulted in the confirmation of 3.4TCF gas in place in 2006."

Alan Henderson
Chairman

I am pleased to present your Company's third Annual Report since Forum Energy plc was incorporated in April 2005, and to report that Forum continues to exploit its strategic focus on the Philippines, and in particular the Sampaguita gas discovery on GSEC101. Whilst it has been a challenging time for the Company in progressing the conversion of GSEC101 to a full service contract, I am pleased to say the Company's financial position is solid and the future looks positive.

Forum continues to concentrate on the conversion of GSEC101 to a full service contract, having completed the successful 3D seismic shoot across the area in 2005 which resulted in the confirmation of 3.4TCF gas-in-place with upside to 20TCF in 2006.

Whilst the process of conversion has taken some time, the Company is informed, and believes, that a positive outcome will be reached in a relatively short timeframe. Delays may have been caused by the tri-partite agreement between China, Vietnam and the Philippines. This lapses in June and should finally pave the way to the conversion of the licence.

The Company continues to support itself using initial resources derived from its financings in 2005 and has managed to underpin its near-term financial future through the divesting of COC132 for US$3.5million (subject to government approval). The Company should furthermore be in a position to support itself with production from the Galoc Field coming on-stream in the first half of this year, and with oil trading at over US$110/bbl, the project is expected to outperform the Company's previous estimates, further strengthening the financial position.

Annual General Meeting

The Forum Energy Annual General Meeting will take place at our offices in Chertsey on Monday 23 June 2008. The notice of meeting is set out at the end of this document and a form of proxy is enclosed. The Directors look forward to meeting our shareholders once again.

2008 Economic and Political Outlook for the Philippines

In 2007, the Philippines experienced a 7.3% growth in gross domestic product (GDP), the highest in 30 years. This was attributed to the remarkable performance of agriculture and industry sectors and an increase in infrastructure investments and government spending.

2007 was also notable for being a period of low inflation, standing at a rate of 2.8%, which was the lowest in two decades and comparable to the economies of developed countries. This decrease has consequently lowered interest rates, the lowest in 21 years, and has brought down the cost of money for borrowers.

The country remains politically stable after the mid-term elections last May 2007, which were considered more peaceful than the national elections held in 2004, despite a series of political challenges that has faced the current administration. More opposition senators were elected during the elections, but the president's allies remain in control of the House of Representatives.

4 FORUM ENERGY PLC ANNUAL REPORT 2007

GSEC101: SAMPAGUITA PROSPECT AND OTHER LEADS

3D SEISMIC DATA

For 2008, the Philippine economy is projected by the government to grow at 6.3%, while the World Bank has forecast a rate of 5.9% and the Asian Development Bank, 6.0%. This continued growth is driven by a broad-based expansion in the services sector and a strong increase in aggregate demand. On the monetary front, inflation is forecast at 3%-5%, influenced by slowing growth in domestic liquidity and a strong Philippine peso. The peso is expected to remain strong in 2008, supported by the sustained rise in inflows of remittances from Overseas Filipino Workers and growth in foreign investments in many industries.

The Philippines has taken various measures to further develop its indigenous resources and assure energy security. The government aims to achieve energy self-sufficiency of 60% by the year 2014. It is currently promoting the development and expansion of renewable energy sources such as geothermal, bio-fuels and hydroelectricity, through various tax and investment incentives. In line with this initiative, the Department of Energy organised the Philippine Energy Summit in January 2008 to discuss alternatives, given the increasing oil price, which was then above US$100 per barrel and is now significantly higher.

In summary, Philippine macroeconomic fundamentals have been showing strength as evidenced by higher-than-expected 2007 growth, low interest rates and a strong peso. With the improving economic situation and the opening of more opportunities, Forum continues to remain optimistic and is correctly positioned to implement its plans in the Philippines in 2008 and beyond.

Outlook for 2008

I am optimistic that the conversion of GSEC101 to a service contract will be successfully achieved this year, allowing the Company to move rapidly to realise value. In the meantime, the Company is in a strengthened financial position following the divesting of its Central Cebu coal asset (subject to Government approval) and will further strengthen itself through Galoc revenues and continued optimisation of its non-core assets within the portfolio.

I would like to thank management for their continued perseverance and their determination in the pursuit of the ultimate goal of shareholder value.

Alan Henderson
Chairman
2 May 2008

FORUM ENERGY PLC ANNUAL REPORT 2007 5

CHIEF EXECUTIVE'S REVIEW

US$48.9m

SHAREHOLDERS' EQUITY AS OF 31 December 2007

"With the start of production from the Galoc Field in 2008, the Company should be self-sustaining through to the end of 2009 with our projected work programme."

Russell Harvey
Chief Executive Officer

Dear Shareholder,

The Company continued to make progress during the year and has positioned itself with the necessary cash to take advantage of its major asset, GSEC101. Cash will be bolstered with the sale of coal properties in Central Cebu for US$3.5 million (funds currently held in escrow to be released upon Department of Energy approval of the sale) and the near-term expectation of production from the Galoc Field in the 2nd quarter of 2008. This, combined with continued cost control and fit-for-purpose organisation, has resulted in funding forecast to be sufficient for the foreseeable future with the current work programmes.

With the farming-out of its interest in the West Linapacan oil discovery for a 2.275% interest carried through development, the Company has completed the rationalisation of the assets acquired in 2006 from Basic Petroleum and Minerals Inc with carries in all major first-phase developments.

The Galoc development in particular (Forum 2.28% carried interest in first phase) remains on schedule with well results above prognosis, and the operator is studying the potential for a second phase of development which would provide substantial upside and could be funded from projected cashflow.

The conversion of the GSEC101 licence to a pre-agreed service contract has, however, been the major focus during the year. This has taken longer than anticipated due to local politics, coupled with the geographical location of the licence being surrounded by the area encompassing the tripartite seismic agreement between the Philippines, China and Vietnam. The forthcoming expiry of this agreement should pave the way for the final resolution of, and conversion, to a service contract to which the Company is legally entitled.

Recognising the importance of local participation, and to help progress the contract conversion, Forum conditionally farmed out a 30% equity in GSEC101 to Monte Oro Resources & Energy Inc, a Filipino company whose shareholders include a number of notable and successful businessmen. This has the benefit of providing the joint venture with the Filipino Participation Incentive Allowance ('FPIA'), which equates to 15% of any gross revenue and will provide Forum with back costs of US$1.5 million following contract conversion. The farm-out is also conditional on performance targets which if not met would require the equity to revert to Forum.

Having taken the above action the Company continues to press its case for early conversion of the contract and has identified a number of interested parties as potential farminees once the contract is signed. It is anticipated that the next phase of work on the licence will involve both additional seismic and a number of wells, and the Company is well positioned to obtain the necessary finance through a carry given the magnitude of the opportunity.

6 FORUM ENERGY PLC ANNUAL REPORT 2007

With respect to the remaining asset, Service Contract 40, the Company continues to keep this under review for a potential farm-out of the offshore portion where a number of prospects have been identified. The recent drilling on an adjacent block, with negative results, has however downgraded this opportunity.

Discussions continue with interested parties on the Libertad Field development and potential offtake of gas and capitalisation of this resource. Until a satisfactory conclusion is reached project investment will be deferred.

The Company continues to review the onshore portion of the SC40 licence including the Maya oil discovery for further potential, and is evaluating a number of opportunities to realise value from both its rig and ancillary equipment, which are in demand given the state of the service market, further bolstering its cash position.

In summary, your Company has reduced its near-term liabilities, increased its cash availability and has sufficient resources to stay the course until the GSEC101 service contract is signed. Having accomplished this, 2008 will be a year of exploring other opportunities to maximise shareholder value.

Financial Results

Forum recorded a gross loss of US$0.1 million for the 12 months ended 31 December 2007, compared to gross profit of US$0.2 million for the previous year. The increased contribution of US$0.9 million from Nido and Matinloc field production was more than offset by US$1.0 million cost of sales, up from US$0.3 million in 2006. This was due to higher depletion charges of US$0.6 million, compared to US$0.1 million for the previous year, reflecting a more rapid rate of charging development costs than was previously employed. After lower administrative expenses of US$2.1 million (2006: US$2.9 million) and share-based payments of US$0.8 million (2006: US$0.8 million), the loss from operations was US$3.2 million compared to US$4.4 million for 2006. Administrative expenses will continue to be maintained at a level commensurate with the Group's level of activities.

Financial income of US$0.1 million shows a substantial decrease from US$1.1 million for the previous year principally, due to lower interest income of US$0.1 million (2006: US$0.3 million) and to the impact of an unrealised exchange loss of US$0.6 million on a Philippines peso-based long-term creditor, compared to a gain of US$0.7 million for 2006.

There were no significant tax charges or provisions for the period due to the emphasis upon investment activities during 2007, generating a loss after tax of US$3.9 million (2006: US$3.4 million). Overall these results are in line with the budgeted expenditures for the Company and resulted in a loss after minority interest of US$0.122 per share (2006: US$0.115).

Cash Flow and Capital Expenditure

During the period, the Company spent US$0.7 million, compared to US$3.2 million for the previous year, on the ongoing development and maintenance of its coal operating contracts held through associates, and has spent US$0.5 million on oil and gas exploration work (2006: US$3.0 million). At 31 December 2007, the Group had a working capital balance of US$6.4 million, compared to US$5.2 million reported at 31 December 2006, before US$3.1 million reclassification of advances to associates. The increase in working capital is principally due to the divesting of COC132 for US$3.5 million pursuant to an SPA signed on 26 November 2007.

PRODUCTION TESTING AT THE GALOC FIELD

Balance Sheet and Financing

The Group has no long-term debt, with the exception of a liability it has recognised to FEI, which will become payable as and when the cost recovery commences from production in SC40.

The minority interest represents the minority shareholder in FEI (33.33%) and is adjusted for its net share in the recognised losses for the period.

Summary and Outlook for 2008

The net effect of the developments during 2007 has allowed the Company to utilise its existing resources to maximum effect. It has underpinned its financial position with the cash proceeds of US$3.5 million from the sale of COC132 as part of the Company's plan to concentrate efforts on GSEC101.

The Company continues to implement stringent cost control and this, coupled with the forthcoming Galoc production due to commence in the second quarter of this year, should allow the Company to pursue its objectives to create shareholder value without the need for any dilutive external financing arrangements by continuing to internally generate working capital.

Forum looks forward to positive developments with GSEC101 and to generating value for the Company's shareholders.

Russell Harvey
Chief Executive Officer
2 May 2008

FORUM ENERGY PLC ANNUAL REPORT 2007 7

BOARD OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

BOARD OF DIRECTORS

Alan Henderson
(aged 74)
Non-Executive Chairman

Alan Henderson has over 30 years' experience in the oil and gas industry during a career spanning more than 40 years. He is Chairman of Aberdeen New Dawn Investment Trust plc and a Director of Global Energy Development plc and Public Service Properties Investments Limited. He has held several non-executive directorships, including Ranger Oil Ltd between 1972 and 1992, and ADT Limited between 1992 and 1997. He was an Executive Director of Ranger Oil (UK) Ltd between 1991 and 2000, and Chairman between 1995 and 2000.

Russell Harvey
(aged 56)
Chief Executive Officer

Russell Harvey has 34 years' experience in the upstream oil and gas business. A graduate of Imperial College, he started his career with Philips Petroleum and has held executive positions with Kerr McGee, Lasmo North Sea, where he was Managing Director, and Bitech Petroleum as CEO. Latterly, he was instrumental in the building of Intrepid Energy, a private start-up company which was sold for over US$1 billion in 2004. He has extensive international experience and has been involved in the sector in the UK, USA, Norway, the Middle East, Russia and the CIS.

Barry Stansfield
(aged 58)
Non-Executive Director

Barry Stansfield is an independent Director with broad experience of business spanning over 30 years. He was co-owner and Managing Director of Stansfield Lake, a London-based marketing company, until the company was acquired by Communicator Plc. Currently, he is Chairman of FEC Resources Inc, and has been an independent director with them since April 2003. He is also a partner in a private property investment company based in southern England.

Graeme Thomson FCA
(aged 51)
Non-Executive Director

In 1989, Graeme Thomson co-led a management buy-in of AmBrit International Plc, which was taken over in 1992. He then joined the Kirkland Group, which later became Dragon Oil plc, where he served as Finance Director and Company Secretary until April 1999. A founder partner of Endeavour Oil & Gas Limited Partnership and Sterling, he also assisted unquoted and quoted companies in a variety of areas including corporate finance, accounting, commercial and strategic affairs. Following the listing of Sterling on AIM in 2002 he was appointed Finance Director and Company Secretary and in 2006 he was appointed Chief Executive of Sterling.

8 FORUM ENERGY PLC ANNUAL REPORT 2007

Secretary
Andrew J Mullins

Registered office
120 Bridge Road
Chertsey
Surrey KT16 8LA

Principal place of business
14F Pearlbank Centre
146 Valero Street
Salcedo Village
Makati City
Metro Manila
The Philippines

Company number
05411224
(England and Wales)

Independent Auditors
BDO Stoy Hayward LLP
55 Baker Street
London W1U 7EU

Bankers
Royal Bank of Scotland plc
Natural Resources
8th Floor
135 Bishopsgate
London EC2M 3UR

Brokers & Financial Advisers
Noble & Company Limited
76 George Street
Edinburgh EH2 3BU

Registrars
Share Registrars Ltd
Craven House
West Street
Farnham
Surrey GU9 7EN

Public Relations
Pelham Public Relations
No. 1 Cornhill
London EC3V 3ND

Solicitors
Osborne Clarke
2 Temple Back East
Temple Quay
Bristol BS1 6EG

Henry Wilson
(aged 55)
Non-Executive Director

Henry Wilson joined BP plc and worked for 17 years in a variety of exploration and corporate finance roles. In 1987, he left BP plc to form Kirkland Resources, which was listed in London as Dragon Oil plc in 1993. In 1997, he was the principal founding partner of the Endeavour Oil & Gas Limited Partnership and, following its successful sale in 2000, was a founding partner and Director of Sterling. Following the listing of Sterling on AIM in 2002, he was appointed Chief Executive of the Sterling Group and in 2006 he was appointed Executive Vice Chairman.

SENIOR MANAGEMENT

Andrew Mullins
(aged 27)
Company Secretary

Andrew Mullins was previously Vice President of NASDAQ-listed Tracer Petroleum Corporation and subsequently Forum Energy Corporation. He was a key figure in the reorganisation of shares of Forum and admission of the Company to AIM. He holds a B.Eng (Hons) in Mechanical Engineering from University College London.

MANILA OFFICE MANAGEMENT

Jose Raymund Apostol
(aged 44)
President, Forum Energy Philippines Corporation

Ray has been a petroleum exploration geophysicist and geologist for over 20 years, and has handled several petroleum projects in the past while working for local and international companies that include Kirkland Resources, Dragon Oil Plc and Sterling Energy Plc. Ray started as a coal exploration and mining geologist for Semirara Coal Corporation before embarking on a career in Petroleum Exploration and Production. Ray received extensive training overseas relating to various technical aspects of petroleum exploration and production. Ray holds a Bachelor of Science Degree in Geology from the University of the Philippines. He is also a graduate of the Advanced Military Command and Tactics Course at the University of the Philippines' Department of Military Science.

FORUM ENERGY PLC ANNUAL REPORT 2007 9

REPORT OF THE DIRECTORS

The Directors present their report together with the audited financial statements for the year ended 31 December 2007.

Results and Dividends
The Consolidated Income Statement is set out on page 16 and shows the loss for the period. The Directors do not recommend the payment of a dividend.

Principal Activities and Business Review
The Company's principal activity is to pursue the exploration for, development of, and production from oil, gas and coal assets with a focus on the Philippines.

On 22 April 2005, the Company acquired GSEC101, an exploratory licence located in the South China Sea, and commenced a 3D seismic study of certain key development prospects. In September 2006, results of the 3D seismic survey and analysis of the data by Count Geophysics Ltd confirmed the presence of 3.4TCF of gas-in-place at the Sampaguita gas discovery. The Company is in the process of converting the current GSEC to a service contract.

In 2005, the Company acquired a 66.67% interest in Forum Exploration Inc (FEI) which holds the SC40 onshore and offshore licence along with a number of proven gas fields, as well as potential development areas both onshore and offshore. The Company has recently worked over the Forum 2X well onshore Cebu and plans further work on the well to assess the potential.

In April 2006, the Company acquired the petroleum assets of Basic Consolidated Inc. The Company's main revenue stream in the 2008/2009 budgets is derived from petroleum production from blocks acquired in this transaction.

The information that fulfils the requirements of the Business Review can be found in the Chairman's Statement and the Chief Executive's Review which are incorporated into this report on pages 4 to 7. The Group has adopted all environmental compliance standards as set out in the production-sharing agreements for SC40 and GSEC101.

Financial Instruments
Details of the use of financial instruments by the Company and its subsidiary undertakings are contained in Note 26 of the Financial Statements.

Employment Practices
The Group and Company are equal opportunity employers, with recruitment, remuneration and career progression not influenced by race, gender, marital status or disability. The Group and Company promote workforce diversity and have a business unit in the Philippines which is staffed by regional employees.

Health, Safety and Environment
The Group and Company are committed to effective Health, Safety and Environment practices, which benefit its employees, contractors and the community within which the Group conducts its operations.

Principal Risks and Uncertainties
The Group's revenue is dependent on production rates and international oil prices, and also on the success of its future exploration and development activities. The Group's operations are subject to environmental and health and safety obligations and insured risks that are typical of the industry and the nature of the activities being carried out.

The Group's long-term strategy is dependent upon the conversion of GSEC 101 to a service contract.

Key Performance Indicators
The Group's key financial performance indicators are the maximisation of revenue and minimisation of expenses (discussed in the Chief Executive's Review – Financial Results on page 7).

Its key non-financial performance indicators are the optimum deployment of its existing resources (discussed in the Chief Executive's Review – Summary and Outlook for 2008 on page 7).

Charitable and Political Donations
No charitable or political donations were made during the year (2006: US$25,000).

10 FORUM ENERGY PLC ANNUAL REPORT 2007

Directors

The Directors of the Company during the period and their interests in the common share capital of the Company were:

		Number of ordinary shares 31 December 2007	Number of ordinary shares 1 January 2007
Alan Henderson [1][2]		5,000	5,000
Barry Stansfield [1][2]		–	–
Ian Baron	(resigned 28 February 2007)	–	25,000
Graeme Thomson [2]		10,000	10,000
Henry Wilson [1]		50,000	50,000
Russell Harvey		81,500	81,500
Oscar de Venecia	(resigned 23 January 2007)	–	–

		Number of Options over ordinary shares 31 December 2007	Number of Options over ordinary shares 1 January 2007
Alan Henderson [1][2]		272,000	222,000
Barry Stansfield [1][2]		109,000	79,000
Ian Baron	(resigned 28 February 2007)	–	79,000
Graeme Thomson [2]		109,000	79,000
Henry Wilson [1]		109,000	79,000
Russell Harvey		800,000	600,000
Oscar de Venecia	(resigned 23 January 2007)	–	79,000

(1) Member of the Remuneration/Nomination Committee.
(2) Member of the Audit Committee.

In addition to the above, Russell Harvey is a participant in the Company's Long Term Incentive Plan, details of which can be found in Note 21 to the Financial Statements.

Indemnity Provision

All of the current Directors benefited from qualifying third party indemnity provisions in place during the year ended 31 December 2007 and at 2 May 2008.

Statement of Directors' Responsibilities

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets of the Company, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a Directors' report which complies with the requirements of the Companies Act 1985.

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with the Companies Act 1985. The Directors are also required to prepare financial statements for the Group in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs) and the rules of the London Stock Exchange for companies trading securities on the Alternative Investment Market. The Directors have chosen to prepare financial statements for the Company in accordance with IFRSs.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. A fair presentation also requires the Directors to:

- consistently select and apply appropriate accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

Financial statements are published on the Group's website in accordance with legislation in the United Kingdom governing the preparation and dissemination of financial statements, which may vary from legislation in other jurisdictions. The maintenance and integrity of the Group's website is the responsibility of the Directors. The Directors' responsibility also extends to the ongoing integrity of the financial statements contained therein.

FORUM ENERGY PLC ANNUAL REPORT 2007 11

REPORT OF THE DIRECTORS – CONTINUED

All of the current Directors have taken all the steps that they ought to have taken to make themselves aware of any information needed by the Company's auditors for the purposes of their audit and to establish that the auditors are aware of that information. The Directors are not aware of any relevant audit information of which the auditors are unaware.

Going Concern

After making enquiries, the Directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Auditors

BDO Stoy Hayward LLP have expressed their willingness to continue in office and a resolution to reappoint them will be proposed at the AGM.

Directors' Statement as to Disclosure of Information to Auditors

The Directors who were members of the Board at the time of approving the Directors' report are listed on pages 8-9. Having made enquiries of fellow Directors and of the Company's auditors, each of these Directors confirms that:

- To the best of each Director's knowledge and belief, there is no information relevant to the preparation of their report of which the Company's auditors are unaware; and
- Each Director has taken all the steps a Director might reasonably be expected to have taken to be aware of relevant audit information and to establish that the Company's auditors are aware of that information.

On behalf of the Board

Russell S Harvey
Director
2 May 2008

12 FORUM ENERGY PLC ANNUAL REPORT 2007

The Directors follow the Revised Combined Code on Corporate Governance in so far as it is practically possible given the Company's size, and has established the following corporate governance provisions:

1) A Non-Executive Chairman of the Board, Mr A Henderson, and three independent Non-Executive Directors, together with one Executive Director.
2) An Audit Committee comprising three Non-Executive Directors, having documented terms of reference and chaired by Mr G Thomson, an independent Non-Executive Director with recent and relevant financial experience.
3) A Remuneration/Nomination Committee comprising three Non-Executive Directors having documented terms of reference and chaired by an independent Non-Executive Director, Mr A Henderson.

While there is a clear division of responsibilities between the Chairman and the Chief Executive Officer, Henry Wilson and Graeme Thomson in their capacities as Non-Executive Directors bring considerable financial and commercial expertise to the Group and both are considered independent for the purposes of the Combined Code.

The Board met nine times in 2007. Board meeting attendance is detailed below:

	2007
Executive Directors	
Russell Harvey	9
Non-Executive Directors	
Alan Henderson	9
Barry Stansfield	9
Ian Baron [1]	1
Henry Wilson	9
Graeme Thomson	4
Oscar de Venecia [2]	0

(1) Resigned 28 February 2007.
(2) Resigned 28 January 2007.

All necessary information is supplied to the Directors on a timely basis to enable them to discharge their duties effectively, and all Directors have access to independent professional advice, at the Company's expense, as and when required. The Articles of Association require that at least one third of the Directors retire and may submit themselves for re-election at the AGM each year.

Committees
Each of the Audit and the Remuneration/Nomination Committee has its own terms of reference.

Audit Committee
The Audit Committee comprises Graeme Thomson (Chairman), Alan Henderson and Barry Stansfield. The Audit Committee is responsible for monitoring the integrity of the financial statements of the Group, assessing the effectiveness of the Group's internal controls and risk management systems, and reviewing the scope and effectiveness of the external audit function.

The Committee met twice during 2007 to review the interim financial statements and the Group's auditors and audited financial statements. The Audit Committee meetings were attended by all Committee members for review purposes on the Interim financial statements and audited financial statements. The current Auditors (BDO Stoy Hayward LLP) have unrestricted access to the Chairman of the Audit Committee.

Remuneration/Nomination Committee
The Remuneration/Nomination Committee comprises Alan Henderson (Chairman), Henry Wilson and Barry Stansfield. The Remuneration/Nomination Committee is responsible for making recommendations to the Board on the Company's remuneration policy and for determining remuneration of the Executive Directors and senior employees. The Remuneration/Nomination Committee is responsible for the composition of the Board and makes recommendations on the appointment of new Directors as well as making recommendations to the Board on succession planning. The Remuneration/Nomination Committee met twice during the year and the meetings were attended by all Committee members.

Shareholder Relations
Communications with shareholders are undertaken through face-to-face meetings, general presentations at the time of the release of interim and full year results and through news releases. The Group's website (www.forumenergyplc.com) facilitates the publication of results and the posting of news regarding the Group and its developments.

The Chairman is available to meet with institutional shareholders to discuss any issues and concerns regarding the Group's governance. Non-Executive Directors can also attend meetings with major shareholders if requested.

The participation of both private and institutional investors at the AGM is welcomed by the Board.

FORUM ENERGY PLC ANNUAL REPORT 2007 13

Internal Controls

The Directors acknowledge their responsibility for the Company's and the Group's systems of internal control, which are designed to safeguard the assets of the Group and ensure the reliability of financial information for both internal use and external publication. The Group's internal control procedures include Board, technical and financial approval for all significant projects. All major expenditures require senior management approval at the appropriate stages of each transaction. Overall control is ensured by a regular detailed reporting system covering both technical progress of a project and the state of the Group's financial affairs. The Board has put in place procedures for identifying, evaluating and managing any significant risks that face the Group.

Any systems of internal control can provide only reasonable, and not absolute, assurance that material financial irregularities will be detected or that the risk of failure to achieve business objectives is eliminated. The Directors, having reviewed the effectiveness of the system of internal financial, operational and compliance controls and risk management, consider that the system of internal control operated effectively throughout the financial period and up to the date the financial statements were signed.

14 FORUM ENERGY PLC ANNUAL REPORT 2007

INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF FORUM ENERGY PLC

We have audited the Group and parent Company financial statements (the 'financial statements') of Forum Energy plc for the year ended 31 December 2007 which comprise the consolidated income statement, the consolidated and parent Company balance sheets, the consolidated and parent Company cash flow statements, the consolidated and parent Company statement of changes in equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

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

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises the highlights, the asset locations, the Chairman's Statement, the Chief Executive's Review, the Board of Directors, Senior Management and Advisers, the Report of the Directors and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

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

Opinion
In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its loss for the year then ended;
- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 31 December 2007;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' report is consistent with the financial statements.

BDO STOY HAYWARD LLP
Chartered Accountants
and Registered Auditors
London
2 May 2008

FORUM ENERGY PLC ANNUAL REPORT 2007 15

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Continuing operations			
Revenue		876	544
Cost of sales		(1,013)	(340)
Gross (loss)/profit		(137)	204
Other administrative expenses		(2,135)	(2,925)
Permanent impairment of deferred charges and abortive project costs		(84)	(922)
Share-based payments		(843)	(789)
Total administrative expenses	3	(3,062)	(4,636)
Loss from operations		(3,199)	(4,432)
Financial income	5	137	1,066
Financial expense	6	(609)	(2)
Loss on ordinary activities before taxation		(3,671)	(3,368)
Taxation	7	(39)	(7)
Loss from continued operations		(3,710)	(3,375)
Discontinued operations			
Loss from discontinued operations	8	(180)	(68)
Loss for the year		(3,890)	(3,443)
Attributable to:			
Equity holders of the parent	22	(3,503)	(3,258)
Minority interest	22	(387)	(185)
		(3,890)	(3,443)
Loss per ordinary share (US$)			
Basic and diluted	9	(0.122)	(0.115)

The notes on pages 22 to 43 form part of these financial statements.

16 FORUM ENERGY PLC ANNUAL REPORT 2007

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2007

Group	Share capital US$'000	Share premium US$'000	Foreign exchange reserve US$'000	Share option and EBT reserve US$'000	Retained earnings US$'000	Total attributable to equity holders of parent US$'000	Minority interest US$'000	Total US$'000
Balance as at 1 January 2006	4,932	46,714	(499)	51	(867)	50,331	2,057	52,388
Loss for the year	–	–	–	–	(3,258)	(3,258)	(185)	(3,443)
Unrealised foreign exchange movements	–	–	499	–	(499)	–	–	–
Total recognised income and expense for the year	–	–	499	–	(3,757)	(3,258)	(185)	(3,443)
Share-based payments	–	–	–	789	–	789	–	789
Issue of shares	234	1,883	–	–	–	2,117	–	2,117
Shares issued under LTIP	16	–	–	(16)	–	–	–	–
Balance as at 1 January 2007	**5,182**	**48,597**	**–**	**824**	**(4,624)**	**49,979**	**1,872**	**51,851**
Loss for the year	–	–	–	–	(3,503)	(3,503)	(387)	(3,890)
Total recognised income and expense for the year	–	–	–	–	(3,503)	(3,503)	(387)	(3,890)
Share-based payments	–	–	–	843	–	843	–	843
Issue of shares	15	99	–	–	–	114	–	114
Balance as at 31 December 2007	**5,197**	**48,696**	**–**	**1,667**	**(8,127)**	**47,433**	**1,485**	**48,918**

Company	Share capital US$'000	Share premium US$'000	Foreign exchange reserve US$'000	Share option and EBT reserve US$'000	Retained earnings US$'000	Total US$'000
Balance as at 1 January 2006	4,932	46,714	(499)	51	(185)	51,013
Loss for the year	–	–	–	–	(1,884)	(1,884)
Unrealised foreign exchange movements	–	–	499	–	(499)	–
Total recognised income and expense for the period	–	–	499	–	(2,383)	(1,884)
Share-based payments	–	–	–	760	–	760
Issue of shares	234	1,883	–	–	–	2,117
Shares issued under LTIP	16	–	–	(16)	–	–
Balance as at 1 January 2007	**5,182**	**48,597**	**–**	**795**	**(2,568)**	**52,006**
Loss for the year	–	–	–	–	(2,278)	(2,278)
Total recognised income and expense for the period	–	–	–	–	(2,278)	(2,278)
Share-based payments	–	–	–	872	–	872
Issue of shares	15	99	–	–	–	114
Balance as at 31 December 2007	**5,197**	**48,696**	**–**	**1,667**	**(4,846)**	**50,714**

The notes on pages 22 to 43 form part of these financial statements.

FORUM ENERGY PLC ANNUAL REPORT 2007 17

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2007

	Note	2007 US$'000	As Restated 2006 US$'000
Non-current assets			
Intangible assets	11	41,900	43,264
Property, plant and equipment	12	4,101	2,675
Financial assets	13	25	40
Investments in associated companies	14	–	1,081
Total non-current assets		46,026	47,060
Current assets			
Inventories	16	117	154
Trade and other receivables	17	364	276
Advances to associate companies	17	3,848	3,159
Cash and cash equivalents		2,319	5,739
Total current assets		6,648	9,328
Non-current assets held for sale	19	901	–
Total assets		53,575	56,388
Liabilities			
Current liabilities			
Trade and other payables	20	283	1,036
Non-current liabilities			
Other payables	20	4,374	3,501
Total liabilities		(4,657)	(4,537)
Total net assets		48,918	51,851
Capital and reserves attributable to equity holders of the Company			
Called up share capital	21	5,197	5,182
Share premium account	21	48,696	48,597
Share option and EBT reserve		1,667	824
Retained losses		(8,127)	(4,624)
		47,433	49,979
Minority interest	22	1,485	1,872
Total equity		48,918	51,851

The financial statements were approved and authorised for issue by the Board on 2 May 2008.

Russell Harvey
Director

The notes on pages 22 to 43 form part of these financial statements.

18 FORUM ENERGY PLC ANNUAL REPORT 2007

COMPANY BALANCE SHEET
AT 31 DECEMBER 2007

	Note	2007 US$'000	As Restated 2006 US$'000
Non-current assets			
Property, plant and equipment	12	13	8
Financial assets	13	32,891	32,891
Total non-current assets		**32,904**	**32,899**
Current assets			
Trade and other receivables	17	63	61
Financial assets	18	15,692	17,471
Cash and cash equivalents		2,237	2,385
Total current assets		**17,992**	**19,917**
Total assets		**50,896**	**52,816**
Liabilities:			
Current liabilities			
Trade and other payables	20	182	810
Total current liabilities		(182)	(810)
Total net assets		**50,714**	**52,006**
Capital and reserves attributable to equity holders of the Company			
Called up share capital	21	5,197	5,182
Share premium account	21	48,696	48,597
Share option and EBT reserve		1,667	795
Retained losses		(4,846)	(2,568)
Total equity	22	**50,714**	**52,006**

The financial statements were approved and authorised for issue by the Board on 2 May 2008.

Russell Harvey
Director

The notes on pages 22 to 43 form part of these financial statements.

FORUM ENERGY PLC ANNUAL REPORT 2007 19

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Operating activities			
Loss before taxation		(3,851)	(3,436)
Adjustments for:			
Depreciation		645	129
Impairment		84	922
Loss on sale of property plant and equipment		2	–
Share-based payments		843	789
Exchange loss/(gain)		609	(736)
Loss on financial assets		15	–
Interest expense		–	2
Interest income		(137)	(330)
Share of operating loss of associate		180	68
		2,241	844
Operating loss before changes in working capital		(1,610)	(2,592)
(Increase)/decrease in trade and other receivables		(88)	1,495
Decrease/(increase) in inventories		37	(49)
(Decrease)/increase in trade and other payables		(617)	2,839
		(668)	4,285
Cash outflows from operating activities		(2,278)	1,693
Taxes paid		(37)	(7)
Net cashflows from operating activities		(2,315)	1,686
Investing activities			
Interest income		137	330
Acquisition of subsidiary (net of cash acquired)	27	–	(2,364)
Purchase of property, plant and equipment		(109)	(54)
Sale of property, plant and equipment		45	–
Purchase of intangible assets		(489)	(3,880)
Investment in associated undertakings		–	(149)
Purchase of available for sale financial assets		–	(40)
Advances to associated companies		(689)	(3,159)
Cash flows from investing activities		(1,105)	(9,316)
Financing activities			
Interest expense		–	(2)
Cash flows from financing activities		–	(2)
Decrease in cash		(3,420)	(7,632)
Cash and cash equivalents at beginning of the year		5,739	12,635
Foreign exchange movements		–	736
Cash and cash equivalents at end of the year	25	2,319	5,739

The notes on pages 22 to 43 form part of these financial statements.

20 FORUM ENERGY PLC ANNUAL REPORT 2007

COMPANY CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007

	Note	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Operating activities			
Loss before taxation		(2,278)	(1,884)
Adjustments for:			
Depreciation		8	4
Share-based payments		872	760
Exchange gains		(24)	(769)
Interest expense		–	2
Interest income		(83)	(291)
		773	(294)
Operating loss before changes in working capital		(1,505)	(2,178)
(Increase)/decrease in trade and other receivables		(2)	1,145
(Decrease)/increase in trade and other payables		(628)	701
		(630)	1,846
Cash outflows from operating activities		(2,135)	(332)
Investing activities			
Interest income		83	291
Purchase of property, plant and equipment		(13)	(12)
Acquisition of subsidiary		–	(2,364)
Repayment/(loans) to subsidiary undertakings		1,893	(7,352)
Cash flows from investing activities		1,963	(9,437)
Financing activities			
Interest expense		–	(2)
Cash flows from financing activities		–	(2)
Decrease in cash		(172)	(9,771)
Cash and cash equivalents at beginning of the year		2,385	11,387
Foreign exchange movements		24	769
Cash and cash equivalents at end of the year	25	2,237	2,385

The notes on pages 24 to 43 form part of these financial statements.

FORUM ENERGY PLC ANNUAL REPORT 2007 21

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007

1 ACCOUNTING POLICIES

Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated. Both the parent Company financial statements and the Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards as endorsed for use in the EU ('Endorsed IFRSs') and those parts of the Companies Act 1985 that are applicable to companies that prepare their financial statements under IFRS.

New IFRS issued by the IASB effective from 1 January 2007 and applied in these financial statements are as follows:

Standard	Change to accounting policy	Date of adoption	Impact on initial application
IFRS7 'Financial Instruments: Disclosures' and amendments to IAS32 'Financial Instruments: Disclosure and preparation'	No changes to current accounting policy	1 January 2007	This standard requires additional disclosure regarding financial instruments.
Amendment to IAS1 'Presentation of Financial Statements – Capital Disclosures'	No changes to current accounting policy	1 January 2007	This standard requires additional disclosure concerning an entity's capital.

The following standards, interpretations and amendments issued by the IASB are effective in 2007, but not relevant to the Group:

Standard	Change to accounting policy	Date of adoption	Impact on initial application
IFRIC7, Applying the restatement approach under ISA29, 'Financial Reporting in Hyperinflation Economies'	No changes to current accounting policy	1 January 2007	This amendment is not relevant to the Group as it does not operate in any of the hyperinflation economies.
IFRIC 8, Scope of IFRS 2 'Share-Based Payments'	No changes to current accounting policy	1 January 2007	This amendment confirms that IFRS 2 applies to transactions where the identifiable consideration received appears to be less than the fair value of the equity instruments granted or liability incurred. This amendment has no impact on the results of the Group.
IFRIC 9, Reassessment of embedded derivatives	No changes to current accounting policy	1 January 2007	This amendment confirms treatment under IAS 39 of contracts containing one or more embedded derivatives and assesses whether these derivatives should be separated from the host contract and accounted for separately. This amendment is not relevant to the Group as the Group does not have any contracts with embedded derivatives.
IFRIC 10, Interim financial reporting and impairment	No changes to current accounting policy	1 January 2007	The amendment provides guidance in respect of requirements to assess goodwill and investments in equity instruments and financial assets. This amendment is not relevant to the Group.

22 FORUM ENERGY PLC ANNUAL REPORT 2007

The following standards, interpretations and amendments to standards issued by the IASB are effective in 2008:

Standard	Change to accounting policy	Date of adoption	Impact on initial application
Effective from 1 January 2008			
IFRIC 11, IFRS2, 'Group and Treasury Share Transactions'	No changes to current accounting policy	1 March 2008	This amendment provides guidance as to whether certain share-based payment transactions should be classified as 'equity settled' or 'cash settled'. This amendment is not relevant to the Group.
IFRIC 12, 'Service Concession Arrangements'	No changes to current accounting policy	1 January 2008	This amendment interprets 14 IFRSs that refer to a public sector entity that awards the concession as the grantor and the private sector entity that provides the services as the operator. This amendment is not relevant to the Group.
IFRIC 14, IAS19, 'The Limit on Defined Benefit Asset Minimum Funding Requirements and their Interaction'	No changes to current accounting policy	1 January 2008	This amendment clarifies how any asset in a defined benefit pension scheme should be determined, in particular where a minimum funding requirement exists. This amendment is not relevant to the Group.

No other IFRSs issued and adopted but not yet effective are expected to have an impact on the Group's financial statements.

Standards, amendments and interpretations that are not yet effective include:

- IAS1, Amendment – 'Presentation of financial statements: a revised presentation' (effective 1 January 2009);
- IFRS2, Amendment – 'Share based payments: vesting conditions and cancellations' (effective 1 January 2009);
- IFRS8, 'Operating Segments' (effective from 1 January 2009);
- IAS23, 'Borrowing Costs' (revised, effective from 1 January 2009);
- IAS32, and (IAS 1), Amendment – 'Puttable financial instruments and obligations arising on liquidation' (effective from 1 January 2009);
- IFRIC 13, ' Customer Loyalty Programmes' (effective for accounting periods beginning on or after 1 July 2008);
- IFRS3, 'Business Combinations' (revised, effective from 1 July 2009);
- IAS27, Amendment, 'Consolidation and separate financial presentation' (effective from 1 July 2009).

Change in comparative disclosure

The Group and Company's financial assets – amounts due, of $17,471,000, to/from subsidiaries and associates for the prior year ended 31 December 2006 have now been reclassified as current assets rather than non-current assets as they are repayable on demand.

The Group has agreed the sale of Central Cebu coal operating contract 132 (subject to government approval) and intends to sell its remaining coal operating contact 131. Therefore 'Advances to associated companies' have been reclassified as current assets in the comparative figures.

Revenue

Revenue is derived from sales of oil to third party customers. Sales of oil are recognised at the time of delivery of the product to the purchaser. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.

Basis of consolidation

The consolidated financial statements present the results of the Company and its subsidiaries ('the Group') as if they formed a single entity. Intercompany transactions and balances between Group companies are therefore eliminated in full.

Business combinations

The consolidated financial statements incorporate the results of business combinations using the acquisition method of accounting. In the consolidated balance sheet, the acquiree's identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date. The results of acquired operations are included in the consolidated income statement from the date on which control is obtained.

Subsidiaries

In the parent company's accounts the subsidiaries are carried at cost less amounts provided for impairment.

FORUM ENERGY PLC ANNUAL REPORT 2007 23

1 ACCOUNTING POLICIES – CONTINUED

Associates

When the Group has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognised in the consolidated balance sheet at cost. The Group's share of post-acquisition profits and losses is recognised in the consolidated income statement, except that the losses in excess of the Group's investment in the associate are not recognised unless there is an obligation to make good those losses.

Profit and losses arising on transactions between the Group and its associates are recognised only to the extent of unrelated investors' interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Foreign currency

Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which it operates (the 'functional currency') are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are similarly recognised immediately in the income statement.

On consolidation, the results of overseas operations are translated into US dollars at rates approximating to those when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the balance sheet date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised directly in equity (the 'foreign exchange reserve'). Exchange differences recognised in the income statement of Group entities' separate financial statements on the translation of long-term monetary items forming part of the Group's net investment in the overseas operation concerned are reclassified to the foreign exchange reserve if the item is denominated in the functional currency of the Group or the overseas operation concerned.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the income statement as part of the profit or loss on disposal.

Financial Instruments

Financial assets and financial liabilities are recognised when the Company becomes party to the contractual provisions of the instrument. Financial assets are de-recognised when the contractual right to the cash flow expires or when substantially all the risks and rewards of ownership are transferred. Financial liabilities are de-recognised when the obligations specified in the contract are either discharged or cancelled.

Financial Assets

The Group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Group's accounting policy for each category is as follows:

Trade and other receivables – These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers, but also incorporate other types of contractual monetary asset such as advances made to affiliated entities. They are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost, using the effective interest method, less any provision for impairment. If the need for impairment of a receivable arises, the value of the provision, representing the expected loss from not being able to recover such receivables, is either recognised at cost of sale or charged against other operating income, depending on the nature of the receivable.

For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are de-recognised or impaired, as well as through the amortisation process.

Available for sale – Non-derivative financial assets not included in the above category are classified as available for sale and comprise the Group's investments in entities not qualifying as subsidiaries or associates. They are carried at fair value with changes in fair value recognised directly in equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognised in the income statement.

Cash and cash equivalents – Cash comprises bank and cash deposits at variable interest rates. Any interest earned is accrued monthly and classified as interest income. Cash equivalents comprise short-term, highly liquid investments with original maturities of three months or less at the date acquired, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Financial Liabilities

Trade payables and other short-term monetary liabilities – These are initially measured at fair value and subsequently recognised at amortised cost using the effective interest rate method.

24 FORUM ENERGY PLC ANNUAL REPORT 2007

Share-based payments
Where share options are awarded to employees, the fair value of the options at the date of grant is charged to the income statement over the vesting period.

Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the income statement over the remaining vesting period.

Where equity instruments are granted to persons other than employees, the income statement is charged with the fair value of goods and services received.

Tax
Income tax on the profit or loss from ordinary activities includes current and deferred tax.

Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowed and is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Income tax is charged or credited to the income statement, except when the tax relates to items credited or charged directly to equity, in which case the tax is also dealt with in equity.

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

When the technical and commercial feasibility of a mining or oil or gas project has been determined, the related expenditures will be transferred to property, plant and equipment as proved properties. Where a licence is relinquished, or a project is abandoned, or is considered to be of no further commercial value to the Group, the related costs will be written off to the income statement.

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

Property, plant and equipment
Depletion and amortisation of proved oil and gas mining properties is provided over the estimated commercial life of each property and computed using the unit of production method based on proved reserves as determined annually by management. Depletion, depreciation and amortisation are included within operating expenses within the income statement.

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

FORUM ENERGY PLC ANNUAL REPORT 2007 25

1 ACCOUNTING POLICIES – CONTINUED

Inventories

Inventories are initially recognised at cost, and subsequently at the lower of cost and net realiseable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Non-current assets held for sale

Non-current assets are classified as held for sale when:

- they are available for immediate sale;
- management is committed to a plan to sell;
- it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn;
- an active programme to locate a buyer has been initiated;
- the asset is being marketed at a reasonable price in relation to its fair value; and
- a sale is expected to complete within 12 months from date of classification.

Non-current assets held for sale are measured at the lower of:

- their carrying amount immediately prior to being classified as held for sale in accordance with the Group's accounting policy; and
- fair value less costs to sell.

Following their classification as held for sale, non-current assets are not depreciated.

The results of operations during the year are included in the consolidated income statement up to the date of disposal.

Discontinued operations are presented in the income statement (including the comparative period) as a single line which comprises the post tax loss of the discontinued operation.

Provision for abandonment costs

Provision for abandonment costs is recognised at the commencement of production. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding tangible fixed asset of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of production. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the fixed assets.

Deferred taxation

Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the balance sheet differs from its tax base, except for differences arising on the initial recognition of goodwill for which amortisation is not tax deductible, on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit and on investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised. The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered). Deferred tax balances are not discounted.

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

Critical accounting judgements and key sources of estimation uncertainty

In the process of applying the Group's accounting policies, which are described in Note 1, management has made the following judgements that have the most significant effect on the amounts recognised in the financial statements:

26 FORUM ENERGY PLC ANNUAL REPORT 2007

Recoverability of exploration and evaluation costs – Under the full cost accounting method of accounting for exploration costs, such costs are capitalised as intangible assets and assessed for impairment on a cost pool basis when circumstances suggest that the carrying amount of the cost pool may exceed its recoverable value and, therefore, there is a potential risk of an impairment adjustment. This assessment involves judgement as to: the likely future commerciality of the asset and when such commerciality should be determined; future revenue and costs pertaining to any concession based on proved plus probable, prospective and contingent resources; and the discount rate to be applied to such revenues and cost for the purpose of deriving a recoverable value.

Depreciation – Percentages are applied by the management to the Group's net book value of depletable assets based on future levels of production.

Share options – Provision for share-based payment costs requires the selection of an appropriate valuation model, consideration as to the inputs necessary for the valuation model chosen and the estimation of the number of awards that will ultimately vest, inputs for which arise from judgements relating to the continuing participation of employees (see Note 21).

Fair value of exploration and appraisal assets – The fair value of exploration and appraisal assets is based on internal and third party reports, further discounted to reflect future risks such as higher interest rates, smaller than expected reserves and variation to other critical assumptions.

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

Listed Investments
Listed investments are held at current market value.

2 SEGMENT ANALYSIS

The Group operates in one business segment, the exploration for and production of oil, gas and coal. The Group has interests in one geographical segment, being the Philippines.

3 EXPENSES BY FUNCTION

	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Fees payable to the Company's Auditor for the audit of the Company's annual accounts	70	70
Fees payable to the Company's Auditor and its associates for other services:		
Fees payable to the Company's Auditor's overseas associate for the audit of the Company's subsidiaries, pursuant to legislation	15	17
Fees payable to the Company's Auditor for tax and consultancy services	128	189
Directors' remuneration	659	711
Permanent impairment of deferred charges and abortive costs	64	922
Employee salaries and other benefits	426	465
Share-based payments	643	789
Depreciation and amortisation	58	129
Operating lease rentals	94	102
Other individually immaterial items	785	1,242
	3,062	4,636

FORUM ENERGY PLC ANNUAL REPORT 2007 27

4 SALARIES

	Group		Company	
	Year ended 31 December 2007	Year ended 31 December 2006	Year ended 31 December 2007	Year ended 31 December 2006
Average number of employees (including Directors) are as follows:				
Administration and finance	21	22	6	8
Technical	7	9	–	–
	28	31	6	8

	Group		Company	
	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Gross salaries (including Directors)	694	608	439	329
Fees (including Directors)	234	513	234	513
Employee benefits and social security costs	57	55	53	51
Share-based payments	843	789	788	759
	1,828	1,965	1,514	1,652

Directors' emoluments

	Salary US$'000	Fees US$'000	Year ended 31 December 2007 Total US$'000	Year ended 31 December 2006 Total US$'000
Alan Henderson	–	102	102	81
David Robinson	–	–	–	160
David Thompson [(1)]	–	–	–	26
Henry Wilson	–	41	41	39
Graeme Thomson	–	47	47	51
Barry Stansfield	–	44	44	39
Ian Baron	–	–	–	47
Cameron Pearce (resigned 26 June 2006)	–	–	–	64
Russell Harvey	325	–	325	187
Oscar de Venecia	–	–	–	17
	325	234	559	711

(1) Paid an additional US$108,000 in consultancy fees post resignation on 3 March 2006.

All Directors' remuneration is paid in cash in accordance with their contracts. In addition all Directors have received options to purchase Ordinary Shares of the Company at exercise prices ranging from £0.31 to £1.12 per share (see Note 21). The highest paid Director was paid US$325,000 (2006: US$187,000) in the year.

During the year, Russell Harvey received no benefits in kind (2006: US$1,959).

The Company provides limited Directors & Officers Liability Insurance, at a cost of approximately US$39,936 (2006: US$36,612). This cost is not included in the above table.

Out of the share-based payment charge (see Note 3), US$583,633 (2006: US$499,000) relates to share-based payments to Directors and US$259,612 (2006: US$290,000) relates to share-based payments to employees.

Directors are considered to be the key management.

28 FORUM ENERGY PLC ANNUAL REPORT 2007

5 FINANCIAL INCOME

	Group	
	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Interest from bank deposit	137	330
Foreign exchange gains	–	736
	137	1,066

6 FINANCIAL EXPENSE

	Group	
	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Interest and finance charges	–	2
Foreign exchange losses	609	–
	609	2

7 TAXATION ON LOSS FROM ORDINARY ACTIVITIES

	Group	
	Year ended 31 December 2007 US$'000	Year ended 31 December 2006 US$'000
Overseas tax	39	7
Loss on ordinary activities	(3,671)	(3,368)
Loss on ordinary activities at the standard rate of corporation tax in the UK of 30%	(1,101)	(1,010)
Expenses disallowed for tax	217	976
Tax losses carried forward	326	41
Different tax rates applied to overseas jurisdictions	18	–
Temporary differences	579	–
Tax charge for the period	39	7

Factors that may affect future tax charges

At 31 December 2007, the Group had UK tax losses of approximately US$1,682,000 (2006: US$942,000) carried forward. These losses are subject to agreement by HRMC. At 31 December 2007 the Group had Philippines tax losses of US$483,000 (2006: US$136,000) which can be carried forward and applied against future profits when they are realised. Philippines' basic corporation tax rate is 30%.

8 LOSS FROM DISCONTINUED OPERATIONS

Loss from discontinued operations is the Group's share of operating loss of associates.

9 LOSS PER SHARE

Earnings per Ordinary Share have been calculated using the weighted average number of shares in issue during the relevant financial periods. The weighted average number of equity shares in issue for the period is 26,703,695 (2006: 28,206,736).

Losses for the Group attributable to the equity holders of the Company for the year are US$3,503,000 (2006: US$3,258,000).

The effect of the share options in issue under the Share Option Plan is anti-dilutive. Options issued under the Long Term Incentive Plan have not been included in the calculation of diluted EPS because their exercise is contingent on the satisfaction of certain criteria which had not been met at the end of the year. See Note 21 for further details of share options in issue.

FORUM ENERGY PLC ANNUAL REPORT 2007 29

10 LOSS FOR THE FINANCIAL YEAR

The Company has taken advantage of the exemption allowed under section 230 of the Companies Act 1985 and has not presented its own income statement in these financial statements. The Group loss for the period includes a loss after tax and before dividends paid and payable of US$2.278 million (2006: US$1.884 million) which is dealt with in the financial statements of the parent Company.

11 INTANGIBLE ASSETS

Group	Unevaluated Oil, Gas and Mining Costs US$'000 2007	Unevaluated Oil, Gas and Mining Costs US$'000 2006
Cost		
At 1 January 2007	43,264	39,220
Additions	603	3,880
Disposals	–	(1,000)
Permanent impairment	(84)	(922)
Transferred to tangible fixed assets	(1,883)	–
Acquisitions	–	2,086
At 31 December 2007	41,900	43,264
Amortisation		
At 1 January 2007	–	–
Provided for the year	–	–
At 31 December 2007	–	–
Net book value		
At 31 December 2007	41,900	43,264

The unevaluated oil, gas and mining costs relate to the acquisition of the Group's assets in the Philippines.

30 FORUM ENERGY PLC ANNUAL REPORT 2007

12 PROPERTY, PLANT AND EQUIPMENT

	Drilling Equipment & Pre Development Costs US$'000	Transport & Motor Equipment US$'000	Group Furniture Fixtures & Fittings US$'000	Tools & Other Equipment US$'000	Total US$'000	Company Furniture Fixtures & Fittings US$'000
Cost						
At 1 January 2007	2,702	50	151	116	3,019	12
Additions	65	32	12	–	109	13
Transfer from Intangible Assets	1,883	–	–	–	1,883	–
Decommissioning provisions	126	–	–	–	126	–
Disposals	–	(61)	–	–	(61)	–
At 31 December 2007	4,776	21	163	116	5,076	25
Depreciation						
At 1 January 2007	231	11	66	36	344	4
Charge for the year	561	9	52	23	645	8
Disposals	–	(14)	–	–	(14)	–
At 31 December 2007	792	6	118	59	975	12
Cost						
At 1 January 2006	294	34	128	114	570	–
Additions	13	16	23	2	54	12
Acquisitions	2,395	–	–	–	2,395	–
At 31 December 2006	2,702	50	151	116	3,019	12
Depreciation						
At 1 January 2006	181	2	18	14	215	–
Charge for the year	50	9	48	22	129	4
At 31 December 2006	231	11	66	36	344	4
Net book value						
At 31 December 2007	3,984	15	45	57	4,101	13
At 31 December 2006	2,471	39	85	80	2,675	8

13 FINANCIAL ASSETS

	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Cost				
At 1 January 2007	40	–	32,891	28,410
Additions	–	40	–	4,481
Revaluation	(15)	–	–	–
At 31 December 2007	25	40	32,891	32,891

Group investments are shares held in FEC Resources Inc. a listed company, at fair value on 31 December 2007.

The Company's investments relate to shares in sudsidiary undertakings.

Amounts due from subsidiaries to the Company have been reclassified as current assets.

FORUM ENERGY PLC ANNUAL REPORT 2007 31

13 FINANCIAL ASSETS – CONTINUED

The principal subsidiaries of the Group, all of which have been included in these consolidated financial statements and are engaged in the exploration for and development of oil, gas and coal assets, are as follows:

Name	Country of Incorporation	Proportion of ownership interest and ordinary share capital held 2007	2006
Forum Philippine Holdings Limited	Jersey	100%	100%
Forum (FEI) Limited	Jersey	100%	100%
Forum (GSEC101) Limited [1]	Jersey	100%	100%
Forum (Nido Matinloc) Limited	Jersey	100%	100%
Forum Exploration Inc [2]	Philippines	66.67%	66.67%
Forum Energy Philippines Corporation	Philippines	100%	100%

(1) Forum (GSEC101) Limited has established a registered branch office in the Philippines.
(2) The Minority shareholders of Forum Exploration Inc are unrelated and the Group consolidates the total activity of this subsidiary and accounts separately for the Minority Interest.

14 INVESTMENTS IN ASSOCIATED COMPANIES

	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
At 1 January 2007	1,081	–	–	–
Additions	–	1,149	–	–
Share of operating loss of associate	(180)	(68)	–	–
Reclassification	(901)	–	–	–
At 31 December 2007	–	1,081	–	–

The Group has agreed the sale of Central Cebu Coal operating contract 132 (subject to government approval) and intends to sell its remaining operating contract 131. Therefore these assets have been reclassified as 'non-current assets held for sale' in this financial year.

Associated companies investments are valued at the lower of book costs and net realisable value.

Investments in associates

At year end the Group had interests in the following:

	Country of Incorporation	Proportion of ownership interest and ordinary share capital held 2007	2006
Forum Cebu Coal Corporation	Philippines	40%	40%
Forum Coal Cebu Holdings Inc	Philippines	40%	40%

Summary of financial information on associates – 100%

2007	Assets US$'000	Liabilities US$'000	Equity US$'000	Profit/(Loss) US$'000
Forum Cebu Coal Corporation	3,436	4,519	(1,083)	(840)
Forum Coal Cebu Holdings Inc	3,924	3,331	593	390

32 FORUM ENERGY PLC ANNUAL REPORT 2007

15 ADVANCES TO ASSOCIATED COMPANIES – NON CURRENT ASSETS

	Group		Company	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
At 1 January 2007	3,159	–	–	–
Additions	689	3,159	–	–
Reclassified	(3,848)	(3,159)	–	–
At 31 December 2007	–	–	–	–

The Group has agreed the sale of Central Cebu Coal operating contract 132 (subject to government approval) and intends to sell its remaining operating contract 131. Therefore these assets have been reclassified as current in this financial year.

16 INVENTORIES

	Group		Company	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Materials and supplies	117	154	–	–

There have been no inventory write downs during the year. Cost of inventory expensed in the year totalled US$154,000 (2006: US$105,000).

There is no material difference between the carrying values of inventories and their fair value less costs to sell.

17 RECEIVABLES

	Group		Company	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Prepayments	34	57	19	16
Other receivables	330	219	44	45
	364	276	63	61
Advances				
Advances to associated companies	3,848	3,159	–	–
Total receivables	4,212	3,435	63	61

The Group made advances of US$0.689 million (2006: US$3.159 million) to associated companies during the year. The loans are interest-free.

Included within other receivables are amounts relating to recoverable VAT and amounts in respect of expenditure on future projects.

There were US$ Nil (2006: US$ Nil) amounts past due date or impaired.

All amounts shown under receivables fall due for payment within one year.

FORUM ENERGY PLC ANNUAL REPORT 2007 33

18 FINANCIAL ASSETS

	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Cost				
At 1 January 2007	–	–	17,471	10,119
Additions	–	–	1,007	7,352
Repayment	–	–	(2,786)	–
At 31 December 2007	–	–	15,692	17,471

The Company's investments relate to loans to subsidiary undertakings. These have been reclassified as current as they are repayable on demand. Further details of the subsidiaries are provided in Note 13.

19 NON-CURRENT ASSETS HELD FOR SALE

	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Reclassification from investment in associated companies	901	–	–	–
At 31 December 2007	901	–	–	–

The Group has agreed the sale of Central Cebu Coal operating contract 132 (subject to government approval) and intends to sell its remaining operating contract 131. Therefore these assets have been reclassified as 'non-current assets held for sale' in this financial year.

Associated companies investments are valued at the lower of book costs and net realisable value.

Details of the principal subsidiaries of the Group are detailed in Note 13.

20 LIABILITIES

	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Current liabilities				
Trade payables	34	87	34	53
Other payables	186	814	119	757
Employee benefits	24	98	–	–
Tax payable	39	37	29	–
	283	1,036	182	810

All amounts fall due for payment within one year.

	Group 2007 US$'000	Group 2006 US$'000	Company 2007 US$'000	Company 2006 US$'000
Non-current liabilities				
Other payables	4,248	3,501	–	–
Decommissioning liabilities	126	–	–	–
	4,374	3,501	–	–

Under the share purchase agreement for Forum Exploration Inc, dated 11 March 2003, amounts of up to US$4.158 million (2006: US$3.501 million) are due to the vendor out of the Group's share of future net revenues generated from licence SC40. The timing and extent of such payments is dependent upon future field production performance and cannot be accurately determined at this stage.

34 FORUM ENERGY PLC ANNUAL REPORT 2007

21 SHARE CAPITAL

Allotted, called up and fully paid

Group and Company	2007 Number	2007 US$'000	2006 Number	2006 US$'000
At 1 January 2007	28,636,709	5,182	27,221,450	4,932
Additions	75,000	15	1,415,259	250
At 31 December 2007	28,711,709	5,197	28,636,709	5,182

Group and Company	Authorised Number of 10p each	Number	Allotted, Share called up and fully paid US$	Premium US$
At 1 January 2007	100,000,000	28,636,709[2]	5,182,140	48,597,059
9 February 2007 [1]	–	75,000	14,744	98,787
At 31 December 2007	100,000,000	28,711,709	5,196,884	48,695,846

(1) On 9 February 2007 the Company issued 75,000 Ordinary Shares of 10p each in return for terminating the agreement with ESG Dubai Partnership.

(2) The balance brought forward includes the following share issues made during the period ended 31 December 2006:

- On 6 April 2006, the Company issued 1,333,759 Ordinary Shares of 10p as part of the acquisition of the entire issue share capital of Basic Consolidated Inc.
- On 20 December 2006, the Company issued 81,500 Ordinary Shares of 10p each to the Employee Benefit Trust under the terms of the Long Term Incentive Plan.

Share-based payments

The Company operates two equity-settled, share-based remuneration schemes: a share option scheme and a Long Term Incentive Plan.

Share option scheme

On 1 August 2005, the Company implemented a Share Option Plan ("the Plan") with three sub-plans ("the sub-plan"). Under the terms of the Plan the Company can issue up to 15% of the outstanding issued stock of the Company.

At 31 December 2007, the following share options were outstanding in respect of the Ordinary Shares:

Exercise price	Outstanding at 1 January 2007	Number of options granted during the year	Cancelled during the year	Outstanding at 31 December 2007	Final exercise date
£0.31 (US$0.61)	–	650,000	–	650,000	November 2017
£0.68 (US$1.33)	54,000	–	54,000	–	July 2016
£0.735 (US$1.44)	831,000	–	150,000	681,000	December 2016
£0.935 (US$1.83)	500,000	–	–	500,000	May 2016
£1.12 (US$2.19)	1,019,207	–	495,000	524,207	August 2015
£1.21 (US$2.37)	24,793	–	–	24,793	August 2015
	2,429,000	650,000	699,000	2,380,000	

The weighted average exercise price of share options was US$1.47 at 31 December 2007 and US$1.84 at 31 December 2006. The weighted average remaining contractual life of options outstanding at the end of the year was nine years (2006: nine years).

Of the total number of options outstanding at the end of the year 914,478 (2006: 187,736) had vested and were exercisable at the end of the year.

The weighted average fair value of each option granted during the year was US$0.22 (2006: US$0.61).

There were 704,000 cancellations of share options during the period ended 31 December 2006.

FORUM ENERGY PLC ANNUAL REPORT 2007 35

21 SHARE CAPITAL – CONTINUED

Fair value of options

Inputs to the valuation model

The fair values of awards granted under the Share Option Plan have been calculated using the Black Scholes pricing model that takes into account factors specific to share incentive plans such as the vesting periods of the Plan, the expected dividend yield on the Company's shares and expected early exercise of share options.

Grant date	1 August 2005	15 August 2005	25 May 2006	6 December 2006	27 November 2007
Share price at date of grant	£1.12 (US$2.19)	£1.21 (US$2.30)	£0.93 (US$1.77)	£0.73 (US$1.39)	£0.28 (US$0.56)
Exercise price	£1.12 (US$2.19)	£1.21 (US$2.30)	£0.93 (US$1.77)	£0.73 (US$1.39)	£0.31 (US$0.61)
Volatility	25%	25%	40%	40%	40%
Option life	10 years	10 years	5 years	5 years	10 years
Dividend yield	–	–	–	–	–
Risk-free investment rate	4.5%	4.5%	5%	5%	5%
Employee turnover	–	–	–	–	–

Volatility has been based on the following:

(i) The annualised volatility of the Company's shares since its flotation on the AIM market.
(ii) The volatility of comparable listed companies in the mining, oil and gas sector, based on historical share price information from the London Business School for a ten-year period dating back to 1995.

Based on the above assumptions, the fair values of the options granted are estimated to be:

Grant date	1 August 2005	15 August 2005	25 May 2006	6 December 2006	27 November 2007
Fair value	£0.35 (US$0.66)	£0.37 (US$0.70)	£0.32 (US$0.61)	£0.31 (US$0.59)	£0.11 (US$0.22)

Expense arising from share-based payments

Based on the above fair values and prior year awards and the Company's expectations of employee turnover, the 2007 expense arising from equity-settled share options and share awards made to employees was US$538,230 (2006: US$585,000) excluding LTIP shares. There were no other share-based payment transactions.

Long term incentive plan

On 14 September 2006, the Company granted options to acquire Ordinary Shares of 10p (US$0.2) each for nil consideration to the trustees of the Forum Energy plc Employee Benefit Trust ('EBT') with an exercise price of 10p (US$0.2) per share ('the A Options'). At the same time, options to acquire Ordinary Shares were granted for nil consideration by the trustees of the EBT to Russell Harvey with an exercise price of 10p (US$0.2) per share ('the B Options'). These A and B Options are exercisable between 14 September 2006 and 15 May 2011. Rights to a further 275,000 Options were granted, on a similar basis, on 20 December 2007. These further Options are exercisable up to 20 December 2009.

The A and B Options are matched and are exercisable together in eight separate tranches, provided that certain performance criteria, applicable individually to each tranche, are met. The performance criteria relating to the share price performance or the achievement of market capitalisation targets and to the Company's coal revenue targets for the combined years of 2006 and 2007, and for 2008, are set out below.

Tranche	Event and performance hurdle	Maximum number of shares under option
	(i) Forum share price or market capitalisation target surpassed prior to 15 May 2011:	
1	£0.47	275,000
2	£1.25	220,000
3	£1.75 or £60m market capitalisation	240,000
4	£2.25	240,000
5	£2.75 or £90m market capitalisation	240,000
6	£3.25	240,000
7	£3.75	240,000
8	(ii) Coal revenues for 2006 and 2007 achieve or exceed coal budget, as approved by the Board on 27 June 2006	150,000
9	(iii) Coal revenues for 2008 achieve or exceed coal budget, as approved by the Board on 27 June 2006	150,000

The maximum number of A and B Options under option for each tranche are such number that will deliver the inherent value of the tranche as at the date of grant and this will be determined by dividing the inherent value of each tranche by the higher of the market value of an Ordinary Share at the date of exercise and the average market value (measured over 2 days) of an Ordinary Share at the date that a tranche becomes exercisable. The inherent value for the 2006 Options at the date of grant was 69.5 pence (US$1.32) per share and for the 2007 Options was 23.7 pence (US$0.47) per share.

38 FORUM ENERGY PLC ANNUAL REPORT 2007

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

Grant date	13 September 2006	20 December 2007
Share price at date of grant	£0.695	£0.237
Exercise price	As above	As above
Volatility	40%	40%
Option life	4.67 years	2 years
Dividend yield	–	–
Risk-free investment rate	5%	5%
Employee turnover	–	–

Volatility has been based on the same criteria as for the option plans.

Based on the above assumptions, the fair values of the various tranches of the LTIP granted in 2006 and 2007 are estimated to be:

Tranche	Event and performance hurdle	£	US$
	(iv) Forum share price or market capitalisation target surpassed prior to 15 May 2011:		
1	£0.47	0.1996	0.3956
2	£1.25	0.5042	0.9580
3	£1.75 or £60m market capitalisation	0.3666	0.6969
4	£2.25	0.2691	0.5113
5	£2.75 or £90m market capitalisation	0.1997	0.3794
6	£3.25	0.1513	0.2875
7	£3.75	0.1162	0.2208
8	(v) Coal revenues for 2006 and 2007 achieve or exceed coal budget, as approved by the Board on 27 June 2006	0.6950	1.321
9	(vi) Coal revenues for 2008 achieve or exceed coal budget, as approved by the Board on 27 June 2006	0.6590	1.321

Expense arising from share-based payments

Based on the above fair values and prior year awards and the Company's expectations of employee turnover, the 2007 expense for the LTIP shares is US$305,215 (2006: US$204,000). There were no other share-based payment transactions.

FORUM ENERGY PLC ANNUAL REPORT 2007 37

22 MOVEMENT IN RESERVES

	2007 US$'000	2006 US$'000
Group attributable to the equity holders of the parent		
At 1 January 2007	49,979	50,331
Loss for the year	(3,503)	(3,258)
Share option expense	843	789
Issue of shares	114	2,117
At 31 December 2007	47,433	49,979
Minority interest		
At 1 January 2007	1,872	2,057
Minority share of net loss for the period	(387)	(185)
At 31 December 2007	1,485	1,872
Company		
At 1 January 2007	52,006	51,013
Loss for the period	(2,278)	(1,884)
Share option expense	872	760
Issue of shares	114	2,117
At 31 December 2007	50,714	52,006

The share premium account holds the balance of consideration received in excess of the par value of the shares. The share premium account can be used to pay any unpaid subscriptions.

The share option reserve relates to the other side of the expense recognised for the issue of share-based payments.

The retained earnings reserve is the cumulative net gains and losses recognised in the consolidated income statement.

23 COMMITMENTS

At 31 December 2007, the Group and Company had no commitments for operational and exploration expenditure.

24 FINANCIAL COMMITMENTS

Group and Company

Future commitments under non-cancellable operating leases are as follows:

	Land and Buildings 2007 US$'000	Land and Buildings 2006 US$'000
Operating leases with an option to terminate within 1 year	28	37

38 FORUM ENERGY PLC ANNUAL REPORT 2007

25 CASH FLOW NOTES

	Group		Company	
	2007 US$'000	2006 US$'000	2007 US$'000	2006 US$'000
Cash and cash equivalents comprise:				
Cash available on demand	278	2,539	196	2,385
Short-term deposits	2,041	3,200	2,041	–
	2,319	5,739	2,237	2,385
Significant non-cash transactions				
Investing activities				
Equity consideration for termination of service agreement	113	–	–	–
Equity consideration for business combination	–	2,118	–	–
	113	2,118	–	–

26 FINANCIAL INSTRUMENTS

Significant accounting policies

Details of the significant account policies in respect of financial instruments are disclosed in Note 1 to the financial statements.

Financial risk management

The Board seeks to minimise its exposure to financial risk by reviewing and agreeing policies for managing each financial risk and monitoring them on a regular basis. No formal policies have been put in place in order to hedge the Group and Company's activities to the exposure to currency risk or interest risk. However as the Group enters commercial production this may be considered. No derivatives or hedges were entered into during the period.

The Group and Company is exposed through its operations to the following financial risks:

- Cash flow interest rate risk
- Foreign currency risk
- Liquidity risk
- Credit risk

The policy for each of the above risks is described in more detail below.

The principal instruments used by the Group and Company, from which financial instruments risk arises, are as follow:

- Trade and other receivables
- Cash and cash equivalents
- Trade and other payables
- Advances to associate companies

The fair value of all financial assets and financial liabilities is approximate to their carrying values.

Cash flow interest rate risk

The Group and Company ("the Group") manage the interest rate risk associated with the Group cash assets by ensuring that interest rates are as favourable as possible, through the use of bank treasury deposits, whilst managing the access the Group requires to the funds for working capital purposes.

At the year end the Group had a cash balance of US$2,319,000 (2006: US$5,739,000) which was made up as follows:

	2007 US$'000	2006 US$'000
British pounds sterling	195	2,383
US dollars	2,091	3,301
Philippine peso	33	55

Included above are amounts of US$2,041,648 (2006 £1,216,464 and US$2,382,002) held within fixed rate deposit accounts. Interest rates are 4.1% to 5% based on bank interest rates.

FORUM ENERGY PLC ANNUAL REPORT 2007 39

26 FINANCIAL INSTRUMENTS – CONTINUED

The Group received interest for the year as follows:

	2007 US$'000	2006 US$'000
Interest from bank deposits	137	330

The effect of a 10% reduction in interest rates during the year would, all other variables held constant, have resulted in reduced interest income of US$13,700 (2006: US$33,000). Conversely the effect of a 10% increase in interest rates during the year would, on the same basis, have increased interest income by US$13,700 (2006: US$33,000).

The Company received interest for the year as follows:

	2007 US$'000	2006 US$'000
Interest from bank deposits	83	290

The effect of a 10% reduction in interest rates during the year would, all other variables held constant, have resulted in reduced interest income for the Company of US$8,300 (2006: US$29,000). Conversely the effect of a 10% increase in interest rates during the year would, on the same basis, have increased interest income by US$8,300 (2006: US$29,000).

The Group has no interest-bearing debts at year end.

Foreign currency risk

The Group has six overseas subsidiaries, two of which operate in the Philippines and whose expenses are mainly denominated in US dollars. The other overseas subsidiaries transactions are also mainly denominated in US dollars. Foreign exchange risk is inherent in the Group's activities and is accepted as such. The Group keeps small balances in Philippine pesos to operate the local payroll and office expenses.

At 31 December 2007 and 2006, the currency exposure of the Group was as follows:

	US Dollars US$'000	UK Sterling US$'000	Philippine Peso US$'000	Total US$'000
At 31 December 2007				
Cash and cash equivalents	2,091	195	33	2,319
Trade and other receivables	276	64	24	364
Advances to associate companies	3,848	–	–	3,848
Trade and other payables	(34)	(183)	(66)	(283)
Net assets/(liabilities)	6,181	76	(9)	6,248
At 31 December 2006				
Cash and cash equivalents	3,301	2,383	55	5,739
Trade and other receivables	188	64	24	276
Trade and other payables	(649)	(260)	(127)	(1,036)
Net assets/(liabilities)	2,840	2,187	(48)	4,979

40 FORUM ENERGY PLC ANNUAL REPORT 2007

The effect of a 10% strengthening of the US dollar against sterling and the Philippine peso at the balance sheet date on the sterling and Philippine peso denominated balances would, all other variables held constant, have resulted in a loss increasing post tax losses by US$6,700 (2006: loss of US$214,000). Conversely the effect of a 10% weakening of the US dollar against sterling and the Philippine peso at the balance sheet date would, on the same basis, have resulted in a gain decreasing post tax losses by US$6,700 (2006: gain of US$214,000).

At 31 December 2007 and 2006, the currency exposure of the Company was as follows:

	UK Sterling US$'000	US Dollar US$'000	Total US$'000
At 31 December 2007			
Cash and cash equivalents	196	2,041	2,237
Trade and other receivables	63	–	63
Trade and other payables	(182)	–	(182)
Net assets	77	2,041	2,118
At 31 December 2006			
Cash and cash equivalents	2,382	3	2,385
Trade and other receivables	61	–	61
Trade and other payables	(250)	(560)	(810)
Net assets/(liabilities)	2,193	(557)	1,636

The effect of a 10% strengthening of the US dollar against sterling at the balance sheet date on the sterling denominated balances would, all other variables held constant, have resulted in a loss increasing post tax losses of the Company by US$7,700 (2006: loss of US$219,300). Conversely the effect of a 10% weakening of the US dollar against sterling and the Philippine peso at the balance sheet date would, on the same basis, have resulted in a gain decreasing post tax losses of the Company by US$7,700 (2006: gain of US$219,300).

Liquidity risk

The liquidity risk of each Group entity is managed centrally by the Group treasury function. The investment budgets and work plans are set locally and agreed by the Board annually in advance, enabling the Group's cash requirements to be anticipated.

Credit risk

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. The Group made advances of US$3.848 million (2006: US$3.159 million) to associated companies during the year. The sale of COC132 (subject to government approval) will repay US$3.5 million.

Maximum exposure to credit risk

The Group's maximum exposure to credit risk by class of financial instrument is shown in the table below:

	2007		2006	
	Carrying value US$'000	Maximum exposure US$'000	Carrying value US$'000	Maximum exposure US$'000
Cash and cash equivalents	2,319	2,319	5,739	5,739
Trade and other receivables	364	364	276	276
Advances to associated companies	3,848	3,848	3,159	3,159
	6,531	6,531	9,174	9,174

FORUM ENERGY PLC ANNUAL REPORT 2007 41

26 FINANCIAL INSTRUMENTS – CONTINUED

The Company's maximum exposure to credit risk by class of financial instrument is shown in the table below:

	2007		2006	
	Carrying value US$'000	Maximum exposure US$'000	Carrying value US$'000	Maximum exposure US$'000
Cash and cash equivalents	2,237	2,237	2,385	2,385
Trade and other receivables	63	63	61	61
	2,300	2,300	2,446	2,446

Capital

The objective of the Directors is to maximise shareholder returns and minimise risks by keeping a reasonable balance between debt and equity. To date the Group has minimised risk by being purely equity financed. The capital employed by the Group is comprised of equity attributable to shareholders.

27 ACQUISITIONS

The Company and Group made no acquisitions during 2007.

On 3 April 2006, the Company acquired 100% of the voting equity instruments in Forum Energy Philippines Corporation (formerly Basic Petroleum & Minerals Inc) representing the oil & gas assets of Basic Consolidated Inc.

In consideration for this, the Company issued a total of 1,333,759 Ordinary Shares of 10p each in the Company (the fair value of which is considered to be US$2,117,519) together with cash payments totalling US$2,200,000, including a final payment of US$560,000 which was payable per the terms of the Sale & Purchase Agreement on 3 April 2006. The shares were attributed a premium of US$1.568 (£0.905) based upon the market price at the date of the transaction. In addition, costs of US$164,000 were incurred in the transaction.

Licences	Property, Plant & Equipment US$'000	Deferred Exploration US$'000	Total US$'000
Net assets at point of business combination	17,859	–	17,859
Fair value adjustment	(15,463)	2,085	(13,378)
Total asset value	2,396	2,085	4,481

The fair value adjustments arise based upon the Directors' review of the underlying exploration projects after giving consideration to the estimated resources and project economics.

Since the acquisition date, up to 31 December 2006, Forum Energy Philippines Corporation has contributed US$561,000 to Group profit. If the acquisition had occurred on 1 January 2006, Group turnover would have been US$788,000 and Group loss for the period up to 31 December 2006, would have been US$4,089,000.

42 FORUM ENERGY PLC ANNUAL REPORT 2007

28 RELATED PARTY TRANSACTIONS

On 30 November 2006, the Company terminated the services of ESG Dubai Partnership and as part of this agreement, on 6 February 2007 issued 75,000 fully paid up Ordinary Shares of 10p each in the capital of the Company, representing 0.26% of the Company's issued share capital at the time, to ESG at a price of 77p per share.

During 2006, ESG Services Inc, a company of which Ian Baron is a director, provided operating services to Forum Energy Philippines Corporation and had a contract permitting a monthly payment. During 2006, the Company paid ESG Services Inc a total of US$518,060. No such cash payments were made in 2007.

There were no balances outstanding with Ian Baron or ESG Dubai Partnership or any ESG Dubai Partnership subsidiary or affiliated company or persons, as at the year end. Ian Baron resigned on 28 February 2007 as a director of the Company.

During the year the following transaction occurred between the subsidiary companies:

Expenses paid on behalf of Forum Energy Plc by Forum Philippine Holdings Limited US$67,123 (2006: US$202,185).

Advances to associated companies are disclosed in Notes 15 and 17.

Investments in associated companies are disclosed in Notes 14 and 19.

29 CONTINGENT LIABILITIES

The Company has a potential additional consideration of up to US$12 million payable on the acquisition of Basic Petroleum & Minerals Inc. Payments will depend upon future field developments and production levels from the acquired oil and gas assets. The Directors consider that the level and timing of any potential payments cannot be determined at this stage.

30 POST BALANCE SHEET EVENTS

Granby oil and gas has successfully closed the project financing for its share of the US$100 million needed to develop the Galoc Oil Field and has received all the necessary co-venturers approvals. Forum has a 2.28% carried interest in the Galoc Field.

First oil production from the field is expected in the second quarter of 2008, at an initial gross rate of 15,000 barrels per day, and the development is expected to recover up to 16 million barrels.

FORUM ENERGY PLC ANNUAL REPORT 2007 43

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the 'AGM') of Forum Energy plc (the 'Company') will be held at the offices of the Company at 120 Bridge Road, Chertsey, Surrey KT16 8LA on Monday 23 June 2008 at 11.00 am, for the following purposes:

Ordinary Business
To consider and, if thought fit, pass the following resolutions, which will be proposed as ordinary resolutions:

Report and accounts
1. To receive the audited financial statements of the Company for the year ended 31 December 2007, together with the Directors' report and the auditor's report on those financial statements.

Re-election of retiring Director
2. To re-elect Barry Stansfield, who retires by rotation in accordance with the Company's articles of association.

Re-appointment of auditors and fixing of auditors' remuneration
3. To re-appoint BDO Stoy Hayward as auditors of the Company to hold office until the conclusion of the next Annual General Meeting and to authorise the Directors to determine the remuneration of the auditors.

Special Business
To consider and, if thought fit, pass the following resolutions of which Resolution 4 will be proposed as an ordinary resolution and Resolution 5 will be proposed as a special resolution.

Directors' authority to allot shares
4. That, the Directors be and they are hereby generally and unconditionally authorised pursuant to Section 80, Companies Act 1985 (the 'Act') to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) provided that this authority shall be limited to relevant securities up to an aggregate nominal amount of £957,057 provided that such authority shall be in addition to any existing authority and unless previously revoked, varied or extended, this authority shall expire at the conclusion of the next Annual General Meeting of the Company, except that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired.

Disapplication of pre-emption rights
5. That the Directors be and they are hereby empowered pursuant to section 95(1) of the Act to allot equity securities (as defined in section 94(2) of the Act) of the Company wholly for cash where such allotment is either pursuant to the authority of the Directors under section 80 of the Act conferred by Resolution 4 above, or by virtue of section 94(3A) of the Act, in either case as if Section 89(1) of the Act did not apply to such allotment provided that the power conferred by this resolution shall be limited to:

(a) the allotment of equity securities in connection with an offer of equity securities to the holders of ordinary shares in the capital of the Company in proportion as nearly as practicable to their respective holdings of such shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws or requirements of any regulatory body or any stock exchange; and
(b) the allotment, otherwise than pursuant to sub-paragraph (a) above, of equity securities up to an aggregate nominal value equal to £287,117, and unless previously revoked, varied or extended, this power shall expire on the conclusion of the next Annual General Meeting of the Company, except that the Company may before the expiry of this power make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if this power had not expired.

Adoption of new articles of association
6. That the Articles of Association produced to the Meeting and initialled by the Chairman of the Meeting for the purposes of identification be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association.

By order of the Board

Andrew Mullins
Company Secretary
19 May 2008

Registered Office:
120 Bridge Road, Chertsey, Surrey KT16 8LA

44 FORUM ENERGY PLC ANNUAL REPORT 2007

Notes:

1. A member who is entitled to attend, speak and vote may appoint a proxy to attend, speak and vote instead of him. A proxy need not also be a member of the Company but must attend the AGM in order to represent you. A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares (so a member must have more than one share to be able to appoint more than one proxy). A form of proxy is enclosed. The notes to the form of proxy include instructions on how to appoint the Chairman of the AGM or another person as proxy. To be effective the form must reach the Company's registrars, Share Registrars Ltd, Craven House, West Street, Farnham, Surrey GU9 7EN, by no later than 11.00am on 19 June 2008.

2. A copy of the following documents are available for inspection at the registered office of the Company during the usual business hours on any weekday (Saturday, Sunday or public holidays excluded) from the date of this notice until the conclusion of the AGM:

   (a) copies of the Executive Directors' service contracts with the Company and any of its subsidiary undertakings and letters of appointment of the Non-Executive Directors; and
   (b) a copy of the proposed new Articles of Association of the Company, and a copy of the existing Articles of Association marked to show the changes being proposed in Resolution 6.

3. The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company at 11.00am on 19 June 2008 (or if the AGM is adjourned, 2 working days before the time fixed for the adjourned AGM) shall be entitled to attend and vote at the AGM in respect of the number of shares registered in their name at that time. Any changes to the register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the AGM.

Explanatory notes

This year, six Resolutions are proposed at the Meeting and the purpose of each of the Resolutions is as follows:

Ordinary Business

Resolution 1: The Accounts and Reports

The Directors will present their report and the audited financial statements for year ended 31 December 2007, together with the auditors' report thereon.

Resolution 2: Re-appointment of Director

The Articles of Association of the Company require that a proportion of the Directors are to retire at each annual general meeting. In addition, the Combined Code issued by the UK Listing Authority recommends that Directors should submit themselves for re-election at least once every three years. One of the current Directors, Barry Stansfield, is required to retire, which he does, and offers himself for reappointment. Biographical details relating to Barry Stansfield and a summary of the terms of his letter of appointment can be found in the Directors' report accompanying the audited financial statements for the year ended 31 December 2007.

Resolution 3: Appointment of Auditors

The Company is required to appoint auditors at each annual general meeting at which accounts are laid before shareholders, to hold office until the next such meeting. The Resolution proposes that BDO Stoy Haywood be re-appointed as auditors for the current year and that the Directors be authorised to set their fees.

Special Business

Resolution 4: Directors' power to allot securities

Section 80 of the Companies Act 1985 stipulates that Directors cannot allot relevant securities in the Company (other than the shares allotted in accordance with an employee share scheme) unless they are authorised to do so by the shareholders in general meeting. The Directors' general authority to allot shares was granted on 23 July 2007 and is due to expire at the conclusion of the Meeting. Resolution 4 seeks a new general authority from shareholders (to the exclusion of the previous general authority granted on 23 July 2007) for the Directors to allot relevant securities up to an aggregate nominal value of £957,057, representing approximately one-third of the nominal value of the issued ordinary share capital of the Company as shown in the latest audited accounts of the Company. The Directors do not have any present intention of exercising this authority, but they consider it desirable that the specified amount of authorised but unissued share capital is available for issue so that they can more readily take advantage of possible opportunities. Unless renewed, revoked, varied or extended, this authority will expire at the conclusion of the next AGM of the Company.

Resolution 5: Disapplication of pre-emption rights

If the Directors wish to allot any of the unissued shares of the Company for cash in accordance with the authority proposed in Resolution 4, the Companies Act 1985 requires that new shares must generally be offered first to shareholders in proportion to their existing holdings. These are the pre-emption rights of shareholders. In certain circumstances, it may be in the interests of the Company for the Directors to be able to allot some shares for cash without having to offer them first to existing shareholders.

In line with common practice, Resolution 5 therefore seeks approval to renew the current authority to empower the Directors to allot equity shares for cash other than in accordance with the statutory pre-emption rights, in connection with a rights issue and other pre-emptive offers and otherwise up to a maximum nominal amount of £287,117, representing approximately 10% of the nominal value of the issued share capital of the Company. In addition, there are legal, regulatory and practical reasons why it may not always be possible to issue new shares under a rights issue to some shareholders, particularly those resident overseas. To cater for this, the Resolution also permits the Directors to make appropriate exclusions or arrangements to deal with such difficulties.

Unless renewed, revoked, varied or extended, this authority will expire at the conclusion of the next AGM of the Company.

FORUM ENERGY PLC ANNUAL REPORT 2007 45

Resolution 6: Adoption of new articles of association
The 2006 Act sets out Directors' general duties which largely codify the existing law but with some changes. Under the 2006 Act, from 1 October 2008 a Director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company's interests. The requirement is very broad and could apply, for example, if a Director becomes a Director of another company or a trustee of another organisation. The 2006 Act allows Directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the Articles of Association contain a provision to this effect. The 2006 Act also allows the Articles of Association to contain other provisions for dealing with Directors' conflicts of interest to avoid a breach of duty. The New Articles give the Directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when Directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the New Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a Director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors.

There may be other changes to the Articles of Association which the Company may wish to introduce in the light of the 2006 Act. It is likely that any such changes will be introduced once the whole of the 2006 Act has come into force (which is expected to be in October 2009).

The New Articles showing all the changes to the Current Articles are available for inspection.

Recommendation
The Directors believe that the proposals in Resolutions 1 to 6 are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend that shareholders vote in favour of each Resolution as they intend to do so in respect of their own beneficial shareholdings.

48 FORUM ENERGY PLC ANNUAL REPORT 2007

NOTES

FORUM ENERGY PLC ANNUAL REPORT 2007 47

GLOSSARY

AGM	Annual General Meeting
AIM	Alternative Investment Market of the London Stock Exchange
Board	the Board of Directors of Forum Energy plc
bbls	barrels of oil
BCI	Basic Consolidated Inc
boe	barrels of oil equivalent
bopd	barrels of oil per day
BPMI	Basic Petroleum & Minerals Inc
COC	coal operating contract
Company	Forum Energy plc
DOE	Philippine Department of Energy
E&P	exploration and production
FEI	Forum Exploration Inc
Forum	the Company and/or its subsidiaries as appropriate
GIP	gas-in-place
Group	the Company and/or its subsidiaries as appropriate
GTE	gas to electricity
IFRS	International Financial Reporting Standards
IPO	Initial Public Offering
LNG	Liquified Natural Gas
LTIP	Long Term Incentive Plan
mmbbl	millions of barrels
MW	A unit of electrical power equal to one million watts or one thousand kilowatts
PGS	PGS Reservoir Consultants Limited
TCF	trillion cubic feet of gas

UK Office
120 Bridge Road, Chertsey KT16 8LA

T: +44 (0) 1932 445 344
F: +44 (0) 1932 445 345

Manila Office
14F Pearlbank Centre, 146 Valero Street, Salcedo Village, Makati City, Metro Manila, the Philippines
T: +632 893 7019/7020/7021
F: +632 893 8828

WWW.FORUMENERGY.COM

ITEM 18. FINANCIAL STATEMENTS

We have elected to report under Item #17.

ITEM 19. EXHIBITS

Following is a list of all exhibits filed as part of our annual report, including exhibits incorporated by reference.

1.1	Certificate of Continuance (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

1.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

4.1	Consulting Agreement dated March 1, 2004 between the Company and David Robinson *;

4.2	Consulting Agreement dated March 1, 2004 between the Company and Barry Stansfield *;

4.3	Consulting Agreement dated November 23, 2003 between the Company and Larry Youell *;

4.4	Consulting Agreement dated March 1, 2004 between the Company and David Wilson *

4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *

4.8	Amendment dated March 21, 2003 to the Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *

4.9	Amendment dated April 2, 2003 to the Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *

8.	List of Subsidiaries; *

11.	Code of Ethics; *

12.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

* Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F as amended and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEC Resources Inc.
(Registrant)

Date: June 26, 2008	By:	/s/ Larry W. Youell

	Title:	Chief Executive Officer (Principal Executive
Officer)

Date: June 26, 2008	By:	/s/ Riaz Sumar

Name: Riaz Sumar
	Title:	Chief Financial Officer (Principal Financial Officer
and Principal Accounting Officer)