Form 20-F
period 2008-12-31
FEC Resources Inc.
filed 2009-06-29
CIK 849997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
  XXX   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
                             For Fiscal Year ended December 31, 2008
OR
 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
               ______ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
            Date of event requiring this shell company report ……………..
        For the transition period from                                                                            to

Commission file number 0-17729
FEC RESOURCES INC. (formerly “FORUM ENERGY CORPORATION”)
(Exact name of Registrant as specified in its charter)

                          Not Applicable
(Translation of Registrant’s Name into English

                  British Columbia, Canada
(Jurisdiction of incorporation or organization)

46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2
(Address of principal executive offices)

Larry Youell, (403) 290-1676, Fax (403) 770-8060, 46 Royal Ridge Rise NW Calgary, AB, T3G 4V2
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12 (b) of the Act:  None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:
Common Stock, without par value
(Title of Class)
Common Stock Purchase Warrants
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  434,143,765 Common Stock and 3,533,333 Common Stock Purchase Warrants and 19,520,000 Common Stock Purchase Options.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405, of the Securities Act                  Yes     Noxxx

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes                           No      xxx

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes           xxx             No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes           xxx             No

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __________                                                                                     Accelerated filer____________                                                                Non-accelerated filer xxxx

Indicate by check mark which basis if accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP __________                                              International Financial Reporting Standards ____________    Other  xxxx
                    as issued by the International Accounting
        Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17   xxx                                  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes                           No                      xxx

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
FORM 20-F ANNUAL REPORT FISCAL YEAR 2008,  ENDED DECEMBER 31, 2008

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

Currency Exchange Rates

Table No. 3(A)(1) below sets forth the rate of exchange for the Canadian Dollar at the end of each of the five (5) most recent fiscal years ended December 31, the average rates for each year, and the range of high and low rates for each year.  Table 3(A)(2) sets forth the high and low exchange rates for each month during the previous six (6) months.  For the years 2004 to 2005, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  For the years 2006 to 2008, the rate of exchange means the noon buying rate as posted by the Bank of Canada.  The Tables set forth the number of Canadian Dollars required under that formula to buy one (1) US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the year.

          Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar

            Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/08	1.07	1.31	0.98	1.22
Fiscal Year Ended 12/31/07	1.08	1.19	0.92	0.99
Fiscal Year Ended 12/31/06	1.13	1.17	1.10	1.17
Fiscal Year Ended 12/31/05	1.21	1.27	1.15	1.16
Fiscal Year Ended 12/31/04	1.30	1.40	1.18	1.20

The current rate of exchange was 1.12 on June 12, 2009.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar
	12/08	01/09	02/09	03/09	04/09	05/09
High	1.30	1.28	1.29	1.31	1.27	1.19
Low	1.21	1.19	1.23	1.23	1.20	1.09

A.  Selected Financial Data

The tables below present selected financial information.  Our financial statements are stated in Canadian Dollars and were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  Table 3(A)(3) presents selected financial information under Canadian GAAP and Table 3(A)(4) presents the same information assuming we had reported under United States Generally Accepted Accounting Principles (“US GAAP”) (see below).  The financial information for the years ended December 31, 2007, 2006 and 2005 has been restated to correct the accounting for the foreign currency translation adjustment arising as a result of translating the financial statements of our investment in Forum Energy plc (“FEP”).These tables should be read in conjunction with the financial statements and notes thereto and Management’s Discussion and Analysis included elsewhere in this annual report.  All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated.

               Table No. 3(A)(3)
                    Selected Financial Data Canadian GAAP
                   (CDN $ in thousands, except Earnings Per Share)

	Year Ended 12/31/08	Year Ended 12/31/07 RESTATED	Year Ended 12/31/06 RESTATED	Year Ended 12/31/05 RESTATED	Year Ended 12/31/04
Revenue	$ -	$ -	$ -	$ -	$ -
Gain (loss) Before Non-controlling Interest	$(4,237)	$(3,666)	$(3,375)	$10,371	$(7,228)
Net Income (loss)	$(4,237)	$(3,666)	$(3,375)	$10,371	$(7,219)
Net Income (loss) Per Share	$(0.01)	$(0.02)	$(0.02)	$0.06	$(0.05)
Diluted Net Income (loss) Per Share	$(0.01)	$(0.02)	$(0.02)	$0.05	$(0.05)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S	404,144	239,623	195,610	175,620	149,900
Working Capital	$165	$706	$(3,153)	$1,271	$(998)
Resource Properties (1)	$ -	$ -	$ -	$ -	$6,217
Long-Term Debt	$ -	$ -	$ -	$2,710	$7,921
Shareholders’ Equity/ (deficiency)	$6,562	$7,579	$8,671	$10,142	$(2,153)
Capital Stock Shares	434,144	434,144	234,144	178,161	174,584
Total Assets	$6,690	$11,124	$11,587	$13,026	$7,271

(1)	Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

Table No. 3(A)(4)
             Selected Financial Data US GAAP
                   (CDN $ in thousands, except Earnings Per Share)

	Year Ended 12/31/08	Year Ended 12/31/07 RESTATED	Year Ended 12/31/06 RESTATED	Year Ended 12/31/05 RESTATED	Year Ended 12/31/04
Revenue	$ -	$ -	$ -	$ -	$ -
Income (Loss) Before Non-controlling interest	$(4,974)	$(4,131)	$(4,030)	$10,287	$(6,973)
Net Income (loss)	$(4,974)	$(4,131)	$(4,030)	$10,287	$(6,965)
Net Income (loss) Per Share	$(0.01)	$(0.03)	$(0.02)	$0.06	$(0.05)
Fully Diluted Net Income (loss) Per Share	$(0.01)	$(0.03)	$(0.02)	$0.05	$(0.05)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wgt. Avg. Shares O/S	404,144	209,623	195,610	175,620	149,900
Working Capital	$165	$706	$(3,153)	$1,271	$(998)
Resource Properties	$ -	$ -	$ -	$ -	$6,217
Long-Term Debt	$ -	$ -	$ -	$2,995	$8,105
Shareholders’ Equity/(deficiency)	$5,432	$7,186	$8,216	$23,630	$(2,462)
Capital Stock Shares	434,144	434,144	234,144	178,161	174,584
Total Assets	$5,560	$10,730	$12,110	$27,030	$7,405

B.  Risk Factors

General Business Risks

We Have a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We sustained net losses for each of the fiscal years ended December 31, 2008, 2007 and 2006 of $4,237,263,  $3,665,745 and $3,375,127, respectively.  We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2009.

There is Substantial Doubt as to Our Ability to Continue Operations as a Going Concern in the Future.

Our business success is dependent upon our ability to indirectly or directly discover economically recoverable reserves, and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas, and other factors beyond our control.

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2008, 2007 and 2006, and have no producing properties.  Our ability to continue as a “going concern” is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph  when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see Comments by Auditors for US Readers on Canada-US Reporting Differences).

Although We Believe We Have the Working Capital to Support Our Business in 2009, We Will Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2008, 2007, and 2006 were $(1,480,714), $(417,405), and $(1,658,921), respectively.  We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  At June 15, 2009, we had 434,143,765 common shares outstanding.  On that date we also had reserved 19,520,000 common shares for issuance under our stock plan at per-share exercise prices ranging from US$0.055 to US$0.079, and also had reserved 3,533,333 common shares for issuance under the warrants pursuant to the acquisition of Forum Exploration Inc.  We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale.

See "Item 6. Directors, Senior Management and Employees--Options to Purchase Securities from the Company or Subsidiaries."

No prediction can be made as to the effect, if any, that sales of shares of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.  A total of 272,721,034 shares currently could be sold under Rule 144.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 51% of our outstanding stock.

For instance, Philex Mining Corporation may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

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

Reserve Estimates for Resources That May Be Reported By Us Are Dependent On Many Assumptions that May Ultimately Turn Out to Be Inaccurate.

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

Any Resource Production That We May Undertake and Marketing or That of Companies That we Have Invested In May Be Adversely Affected By Factors Beyond Our Control.

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

Our Operations Will Be Subject to Numerous Environmental Risks If We Are Successful In Obtaining Properties That Have Proven Resources Or If We Undertake Exploration Activities Ourselves.

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

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  Our wholly owned subsidiaries are TEPCO Ltd. (“TEPCO”), Tracer Petroleum International Ltd. (“TPI”), a company incorporated in Bermuda to pursue oil and gas ventures in the Middle East, and Pacific Geothermal Energy Inc. (“Pac Geo”).  Prior to May 18, 2005, we owned 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later in this document.  On May 18, 2005, we sold our interest in FEI to Forum Energy Plc (“FEP”) for shares and cash as more fully described later in this document.  We currently own 28.42% of FEP, and in addition we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that owns a 64 hectare license  where iron ore production has begun.  We also own a 40% interest in a mining project with Philex Gold Inc. (“PGI”), who owns the balance of 60%.

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

Our head office is located at 46 Royal Ridge Rise NW, Calgary, Alberta T3G 4V2.  Our phone number is (403) 290-1676.

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, rely upon equity and/or debt financing to fund ongoing operations.  We have experienced large operating losses and cash outflows and, as such, our ability to continue as a “going concern” is dependant upon achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.  MMC had begun producing nominal quantities of iron ore which were expected to provide cash flow to us, but operations were shut down in 2006 for environmental and political reasons.  After  elections were completed, we filed for a mineral production and sharing agreement (“MPSA”) covering the current and surrounding area which we believed would be granted and would have allowed production to resume.  To date the MPSA has not been granted and the operations of MMC are still shut down.

We are currently pursuing other exploration and development opportunities for resources in different regions of the world.

Recent Developments

In December 2007, the Company paid off debentures of US$485,000 and total accrued interest of US$66,581.

On January 2, 2008 the Company repaid the balance of another debenture offering which amounted to ₤1,275,000 plus accrued interest and an accrued bonus of ₤127,500 and ₤318,750 respectively.

As a result of the debenture repayments, we have no more long term debt.

In April 2009, we signed a loan agreement with our parent company,  Philex Mining Corporation.  The US$273,000  loan bears interest at Libor plus three percent and is repayable by 31 December 2010, though extendable upon agreement.  Interest is payable every six months.

The Philippines

We are currently pursuing exploration and development opportunities for oil, natural gas, iron ore, gold, and coal in the Philippines through various companies that we own interests in.  FEP, who we sold our interest in FEI to, and who we own 28.42% of, continues to pursue the opportunities available in Service Contract 40, a petroleum license based onshore and offshore Cebu Island, Philippines as further described in Current Exploration/Development below.  FEP also has several other projects underway as described below.  In addition, we are involved in the exploration for gold through our interest in Lascogon Mining.

C.  Current Exploration/Development

Forum Energy Plc.

Forum Energy Plc. (“Forum”) was established through the consolidation of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.  The current holdings of Forum are:

•	100% interest in GSEC 101 (Reed Bank), an offshore license which contains the Sampaguita Gas Field as well as several oil and gas leads;

•
66.7% interest in SC 40 (Cebu), a service contract which contains the onshore Libertad Gas Field and Maya discovery and several other prospects including onshore Jibitnil Island and offshore Central Tañon;

•	An effective interest of 66.7% in two (2) Coal Operating Contracts on Cebu Island containing a number of coal seams; and

•	100% interest in Forum Energy Philippines Corporation (Formerly Basic Petroleum and Minerals Inc.), a company with varying interests in nine (9) offshore fields west of the Philippines.

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

In 2008,  FEP finalized farm-out of a 30% interest in GSEC101 to a local partner Monte Oro Resources & Energy, Inc. (Monte Oro) in which FEP benefited from an immediate cash payment of US$1.7million, securing Monte Oro’s involvement and thereby qualifying the Joint Venture for the Filipino Participation Incentive Allowance (FPIA) which entitles the Company to 7.5% of gross revenues, prior to sharing revenues with the government

SC 40 (Cebu)

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

In September 1997, FPI transferred its interest in SC 40 (Cebu) to Forum Energy International (“FEI”), at that time a wholly owned subsidiary of FPI.  SC 40 (Cebu) is now held 100% by FEI.  The original term of the service contract was for seven (7) years from 1995.  In September 2003, FEI extended the contract for an additional three (3) years, with the following work program commitments:

•	Drill one (1) well and acquire a minimum of 250 kilometers of seismic in year 8;

•	Drill two (2) wells in year 9; and

•	Drill two (2) wells in year 10.

The requirement to acquire the seismic data was deferred by one (1) year by the Philippines Department of Energy (“DOE”) to not later than the end of September 2005, the end of year 9.  FEI has the option to declare a field within the contract area commercial, and thus, relinquish 87.5% of the license area and convert the license into a development contract for a minimum twenty-five (25) year period.  There are also two (2) production bonuses to pay to the DOE as follows:

•	US$1,000,000 upon production reaching 25,000 bopd;

•	US$2,000,000 upon production reaching 50,000 bopd; and

•	US$3,000,000 upon production reaching 75,000 bopd.

In any year, FEI can recover all recoverable costs from the gross income received under SC 40 (Cebu), provided that the amount does not exceed 70% of total gross income in any year.  Operating expenses exceeding 70% of gross income, including years with no income, can be recovered in subsequent years.

In years where operating expenses are below 70%, it is possible to allocate the difference between the actual operating expenses and 70% against the recoverable costs.  FEI is required to remit to the DOE an amount equal to 60% of the remaining gross income less FPIA of 7.5%.  The remaining net income is subject to Philippine income tax, which is to be paid by the DOE out of its receipt of funds as detailed above.

SC 40 contains a number of prospects and leads including Libertad and Maya.  Other prospects and leads within the SC 40 (Cebu) acreage include West Malapascua, South Guintacan, West Toledo, Agojo and North Bantayan.

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

According to the website of FEP, negotiations are underway with Cebeco, the national electricity provider, for the Group to supply power to the local grid.

According to the website of FEP, the Directors expect to declare the Libertad Gas Field commercial in the next 12 months, following which FEI will have to relinquish 87.5 % of the area of SC 40 (Cebu). The Directors have identified the area making up the remaining 12.5 % that includes all the prospects, leads and plays which they believe could be commercially viable.

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

Workover and testing of one of the original wells, (F2X), commenced in early 2007 and the Directors of FEP believe that Forum 2-X well has signified the presence of a hydrocarbon system in the SC 40 (Cebu) licence, and they intend to re-enter the well, undertake a work-over and test the flow rate

Coal Operating Contracts (“COCs”)

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

•	Philippine Pesos 600,000 signature bonus;

•
Within the first year, the group must secure a Certificate of Non-Coverage and an Environmental Compliance Certificate from Department of the Environment and Natural Resources (“DENR”) and a Precondition Certificate from the NCIP;

•	Implement the work program detailed in the COC, with a minimum spend of Philippine Pesos 1,000,000 per block; and

•	In any year, the group is be able to recover the following from the gross income received under the COC:

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

In November 2007 FEP announced that it had entered into a Sale & Purchase Agreement to sell its interest in the Central Cebu Coal Operating Contract 132 (“COC132”), for US$3,500,000, in cash, to First Asian Resources and Mining Corporation, a private Philippine Company.   The sale closed in 2008.

COC 131
This highly prospective coal block located in Cebu is currently the subject of a Joint Ore Reserves Committee (“JORC”) compliant drilling program.  It is anticipated that the program will be concluded within 2009. FEP intends to either sell the reserves or develop them, depending on the outcome of the program.

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

The BPMI assets include interests in nine (9) Philippine offshore fields as follows: Nido (8.47%), Matinloc and Pandan (12.41%), North Matinloc (19.46%), Libro (28.6%), Tara (10%), Bonita (7.03%), West Linapacan (9.1%) and Galoc (2.28%).

According to the annual report of FEP, the Galoc Field (2.27% participating interest) commenced production in Q4 2008 however due to technical problems it was suspended and re-started in Q1 2009. Net revenues to FEP over a 24-month period, are expected to be in excess of US$1million, but could be significantly lower than this figure given the current comparatively low price of oil. In addition, Phase two of this development will increase potential earnings from the block. Forum also has nominal production from the SC6/14 Nido and Matinloc fields also contained within this block.

Previously, FEP also reported that its interest in the West Linepacan oil discovery was farmed-out for a 2.275% interest carried through development

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
Metalore recently filed an application for an Exploration Permit over a total of 841 hectares which includes the small scale mining areas in which we were previously operating.  Metalore management  believed this would be approved after the May 2007 political elections and an MPSA would be granted, which is the relevant permit for large scale mining.  To date there has been no further developments and Metalore operations continue to be shut down.

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

In 2007, further trenching, drilling, sampling and assays were conducted  on MPSA 148. These were done initially on the Lascogan and Danua areas, then later, surveying, drilling and sampling on the Nabago prospective area.  Results continue to be encouraging and are being further analyzed as the 2009 work program continues.

A technical report quantifying the findings to date is expected to be completed in the 3rd quarter of 2009.

ITEM  4A.  UNRESOLVED STAFF COMMENTS
N/A

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We have experienced significant operating losses and fund outflows from operations over the last few years, and as a result, our ability to continue as a “going concern” is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with Canadian GAAP, which are  different from US GAAP (refer to the Auditors’ Report dated April 27, 2009).

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2008, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal Year Ended December 31, 2008 versus Restated Fiscal Year Ended December 31, 2007 (in 000’s)

We continued to hold 8,550,200 shares or 28.42% of the capital stock of Forum Energy PLC (Forum), an AIM listed company with a portfolio of gas, oil and coal assets in the Philippines.

In 2008 a majority stake of FEP (through holdings in FEC and directly) was acquired by Philex Mining Corporation who now controls 61.77%.

FEP’s main asset is the GSEC101 offshore gas asset located in the South China Sea. The asset is arguably the most prospective gas asset in the Philippines with some estimated 3.4TCF GIP and significant upside.

The license is pending conversion to a full service contract.

Exploration activities continued on our MPSA 148 holdings in the Philippines in which we hold a 40% interest. The work program will result in a NI43-101 compliant technical report which we believe will add material value to this asset. Further work is however required before this report is finalized. This work is underway, but is proceeding slowly due to adverse weather conditions.

We  secured our working capital requirements in April 2009 through the signing of a non-dilutive loan agreement for US$273,000 with Philex Mining Corporation. The loan agreement is at LIBOR + 3% and repayable at the end of 2010 and extendable on agreement.

The consolidated accounts show a loss for the year ended December 31, 2008 of $4,237 or $(0.01) per share, after extraordinary items versus $3,666 for the previous year.

General and Administration expense were $608 for the year ended December 31, 2008 versus $666 for the same period in 2007.   We recorded amortization of $2.3 for the year versus $1.9 for the same period in 2007.  Interest expense for the year ended December 31, 2008 was Nil versus $355 for the previous year.  The difference was because of the interest on the outstanding debentures in the previous year.  Overall expenses were lower due to reduced interest expense, no redemption premium on convertible debenture, and no accretion on long term debt for the year ended December 31, 2008.  For the year ended December 31, 2008 foreign exchange gain was $54 versus of $480 for the year ended December 31, 2007.

Equity in loss of investments in Lascogon, Metalore, and FEP was $1,493 for the year ended December 31, 2008 versus $1,302 for the same period in the previous year as under the equity method of accounting we are required to report our share of net income or net loss in its statement of operations and reduce or increase its investment by the same amount.  Our share of FEP’s loss was a large part of the equity in loss of investments.   Loss on dilution in FEP was 239 for the year ended December 31, 2008 versus 79 for the year ended December 31, 2007.   Part of the increase in dilution was due to the allocation of part of the foreign exchange translation of FEP from accumulated other comprehensive income.

Loss on sale of investments was Nil for the year ended December 31, 2008 versus $10 for the same period in 2007.  No shares of FEP were sold to fund operations during the year.  Gain on change in derivative liability was Nil for the year ended December 31, 2008 versus $735 for the same period in 2007.  This difference was a result of the retirement of the debentures in late 2007 which also eliminated the derivative liability for 2008.

Interest income was $15 for the year ended December 31, 2008 versus 3 for the previous year.  The difference was a result of the interest earned on the higher cash balance that was remaining from the private placement completed in late 2007.

Our current assets were $293 at December 31, 2008 versus $4,250 for the year ended December 31, 2007. The difference is mainly a result of the repayment of the debentures on January 2, 2008 which reduced cash on hand.  Our assets reflect the value of FEP and Lascogon on an equity basis.

Restated Fiscal Year Ended December 31, 2007 versus Restated Fiscal Year Ended December 31, 2006

In 2007, Lascogan Mining Corporation, of which the Company owns 40%, continued its’ disciplined exploration of MPSA 148 in the Philippines. A number of interesting results were discovered, and these will be reported publicly once a formal evaluation is completed by an independent outside consultant.

We also retired all outstanding convertible debentures and debt related to the debentures totaling US$3,931,159 through a private placement of shares in completed in December of 2007.

Not as positive a happening is the lack of visible progress to date by Forum Energy PLC. in obtaining a service contract from the Philippine government for further exploration of its’ seemingly very large gas block – GSEC 101. We continue to hold almost 30% of the shares in Forum Energy. With the recent expiry of an agreement between China, Vietnam and the Philippines covering that block, we are hopeful matters will now move ahead on the service contract

The consolidated accounts show a loss for the year ended December 31, 2007 of $3,666 or $(0.02) per share, after extraordinary items versus 3,375 for the previous year.

General and Administration expense were $666 for the year ended December 31, 2007 versus $842 for the same period in 2006.   We recorded amortization of $1.9 for the year which was the same as in 2006.  Interest expense for the year was $355 versus $650 for the previous year.  The difference was mainly because of the charge to interest of the balance of the equity portion of the Pacific Geo debenture in 2006 due to its conversion. Amortization of transaction costs for convertible debentures was Nil for the year versus $87 for last year.  The adoption of Section 3855 of the CICA Handbook “Accounting for Financial Instruments” resulted in a charge of the balance of deferred transaction costs to opening deficit.  Overall expenses were lower due to a stronger Canadian Dollar which provided a foreign exchange gain of $479 versus a foreign exchange loss of $284 in the same period in the previous year.

Accretion on long-term debt was $998 for the year versus $453 for the previous year.  The difference was mainly a result of the accretion of the gain on the fair value of the derivative liability offset by a slightly lower accretion of the equity portion of convertible debentures.

Redemption premium on convertible debentures for the year ended December 31, 2007 was $631 versus nil for the year ended December 31, 2006 as a result of the bonus payable for not converting into shares on maturity of an outstanding debenture in 2007.

Loss on disposition of investments was $10 for the year ended December 31, 2007 versus a gain of $118 for 2006.  The difference was due to the decrease in the share price of FEP during the year slightly offset by a reduced carrying value as a result of the equity loss recorded.

The gain on the change in the fair value of the derivative liability was $735 versus nil for the previous year.  As well, the accretion of the discount calculated from bifurcating the derivative liability from the debenture liability amounted to $998.

Loss in dilution of FEP was $79 as compared to a gain of $226 for the year ended December 31, 2006.

Equity in loss of investments in Lascogon, Metalore, and FEP was $1,302 for the year versus $1,368 for the previous year as under the equity method of accounting the Corporation is required to report its share of net income or net loss in its statement of operations and reduce or increase its investment by the same amount.  The recording of the Company’s share of FEP’s loss was a large part of the increased equity in loss of investments.

Loss on write down of trading securities was nil for the year versus $63 for the same period in 2006.  This reflected the write down of the Langley Investment Trust plc shares to recoverable value on September 30, 2006.

Loss on write down of Metalore was $765 in 2007 versus nil for 2006.  The 2007 write down was due to the uncertainty surrounding Metalore’s ability to continue as a viable business and the lack of progress to date.

The current assets of the Corporation were $4,250 versus $540 for the year ended December 31, 2006. The difference is mainly a result of the cash on hand from the closing of a private placement just prior to year end.  The assets of the Company reflect the value of FEP and Lascogon on an equity basis.  The Company’s investment in Metalore was written down to nil.

Restated Fiscal Year Ended December 31, 2006 versus Restated Fiscal Year Ended December 31, 2005 (in 000’s)

Our investment portfolio remained essentially the same in 2006.  We continued to hold 40% of Lascogan Mining Corporation, approximately 31% of Forum Energy Plc and 35% of Metalore Mining Corporation.

Our consolidated accounts showed a loss for the year ended December 31, 2006 of $3,375 or $(0.02) per share, after extraordinary items.

General and Administration expenses were $843 for the year ended December 31, 2006 versus $3,335 for the same period in 2005.  The difference is mainly due to compensation expense in 2005 of 2,189.  We recorded amortization of $1.9 for the year versus $1.0 for the previous year.  Accretion on long term debt was $453 versus $58 for the previous year.  Interest expense and amortization of deferred financing charges for the year was $736 versus $507 for the previous year.  The difference was mainly a result of the interest on the increase in debentures outstanding.

Gain on disposition of investments was $118 for 2006 versus nil for 2005. The change was a result of the sale of FEP shares sold in 2006 whereas none were sold in 2005.

Loss on write down of investments was $Nil for the year versus $52 for the previous year.  This reflected a change in market value of the Langley Investment Trust Plc shares held by us prior to the exercise of the price protection clause by Langley Investment Trust Plc.

Gain on dilution of investment in FEP was $226 versus $10,477 for the previous year.  The gain in 2005 was recorded as our position in FEP was diluted from our original position in an initial public offering by FEP which is treated as an effective disposition in the applicable year.  FEP issued more shares which resulted in a further gain.  Equity in loss of investments in Lascogon, Metalore and FEP was $1,368 for the year versus $714 for the previous year as under the equity method of accounting we are required to report our share of net income or net loss in our statement of operations and reduce or increase our investment by the same amount.

Our current assets now reflect the value of the FEP transaction on an equity basis.  Lascogon and Metalore are reflected on an equity basis as well.

Liquidity and Capital Resources

The working capital at December 31, 2008 was $165 versus $706 at December 31, 2007 and shareholders’ equity was $6,562 at December 31, 2008 (December 31, 2007 - $7,579).

During 2006 the Corporation raised 1.4 million pounds through the issue of Convertible Debentures to fund its ongoing operations and development.  These debentures matured on December 20, 2007 and interest was calculated at 10% per annum.  The debentures were secured by FEP shares. The first year’s interest was payable in advance on the closing date and the second year’s interest was payable on in arrears on the maturity date.  The first year’s interest was paid by the Company.

The holder could choose one of the following in lieu of conversion into common shares of the Company:

i)	On maturity, a cash repayment of the outstanding principal and interest plus 25% of the outstanding principal as a bonus for not converting into shares; or

ii)
On or before maturity, a cash repayment of the principal and interest, plus a cash bonus for not converting into shares, calculated as one-half of the difference between the FEP share price on the date of the debenture being issued, and the FEP share price on the date of maturity i.e. the FEP share price at the date of maturity minus the FEP share price on issuance of debenture x 50%.

On maturity, all of the debenture holders chose the cash repayment of principal and interest plus a 25% of the outstanding principal as a bonus for not converting into shares.  The Company completed a private placement prior to year end and paid the entire amount outstanding on January 2, 2008.

On April 27, 2009 the Company reached an agreement with Philex Mining Corporation whereby the Company’s anticipated 2009 operating budget would be covered by way of a loan from Philex.  Interest on the loan is at Libor plus 3%.

If necessary, the Company is able to sell FEP shares to meet its working capital needs.

Cash used in operating activities for the year ended December 31, 2008 was $1,481 versus $417 for the same period in 2007 mainly as a result of the differences described in the results of operations above and because of the repayment of the interest and bonus on the debentures which took place in January 2008.

Cash used in investing activities was $3 for the year ended December 31, 2008 versus cash provided by investing activities of $426 in the same period in 2007.  In 2007, the Company sold $623 worth of investments and advanced $208 towards ongoing projects while in 2008 the Company did not sell any investments and purchased $3 worth of equipment.  This was the main reason for the difference.

Cash used in financing activities was $2,499 for the year ended December 31, 2008 versus cash provided by financing activities of $3,788 for the year ended December 31, 2007.  In the year ended December 31, 2007 the Company issued shares for total proceed of $4,982 and repaid $290 of the 1.4 million British Pound Debentures outstanding.  The Company also repaid short term loans amounting to $572 in 2007.  In 2008, the Company did not issue and share capital and repaid debentures outstanding in the amount of $2,499 resulting in the increase in cash used in financing activities in 2008 versus 2007.

Capital Resources

In order to fully earn a 40% interest in the joint venture with PGI, the Company was required to fund a total of US$1,000,000 of the work program by October, 2006 which was completed.  In order to maintain the 40% interest the Company is required to pay for 40% of the ongoing work program or the Company’s position could be diluted.  At December 31, 2008, the Company would have had to pay US$784 (December 31, 2007 - US$134) and has not contributed any funds to the ongoing 2009 work program.  In an attempt to conserve cash resources, the Company is in discussions on ways to continue to hold its interest without being diluted however this matter has not been resolved at this time.

The Company owns 35% of Metalore Mining Corporation, 40% of Lascogon Mining Corporation and 28.42% of Forum Energy Plc., an AIM listed company.  All but Forum Energy Plc require the Company to fund its share of any work programs in order to maintain its current equity holdings in each company.  Should the Company be unable to meet its share of the work programs then its holdings would be diluted down accordingly.  In 2007, The Company wrote off its investment in Metalore.

The Company will need to continue to raise funds through either debt, equity or the sale of assets in order to sustain operations and retire outstanding debentures until such time as it can find economically produce able reserves.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

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

Payments Due By Period
Contractual Obligations	Total	< 1 year	1-3 years	3-5 years	> 5 years

Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	-	-	-	-	-

Total	-	-	-	-	-

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

As described in Note 7 to the Financial Statements, we have granted stock options to selected employees, directors and Officers. For US GAAP purposes, Financial Accounting Standard (“FAS”) 123, “Accounting for Stock-Based Compensation,” requires that an enterprise recognize, or, at its option, disclose the impact of the fair value of stock options and other forms of stock-based compensation cost by the intrinsic value method set out in APB Opinion 25.  Under APB Opinion 25, as options are granted at exercise prices based on the market value of a company’s shares at the date of grant, there is no compensation expense relating to APB Opinion 25 recorded.  In December 2004, FAS 123 was amended to require that all employee stock options be recorded using the fair value method for all periods beginning after December 15, 2005.  Early adoption of this method was encouraged and we adopted amended FAS 123 in fiscal year 2004, utilizing the Modified Prospective Method.

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

Recent Canadian Accounting Related Pronouncements

Adoption of New Accounting Standards

On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants (CICA).

Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation, have replaced Section 3861, Financial Instruments – Disclosure and Presentation. These new sections incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.

Section 1535, Capital Disclosures, establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with capital requirements and, if the entity has not complied, the consequences of such non-compliance.

Not	Section 1400, General Standards on Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

These new standards relate to disclosures only and did not have an impact on the Company’s financial position or results of operations.

Recent Accounting Standards Issued But Not Yet Adopted

In February 2008, the CICA issued Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard also provided guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The Company is currently assessing the impact of the adoption of this new Section on its consolidated financial statements.

In January 2009, the CICA issued Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replaces CICA Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two Sections must also be adopted at the same time.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, internal control over financial reporting, and disclosure controls and procedures. The Company is currently assessing the future impact of IFRS on its consolidated financial statements.

Recent United States Accounting Related Pronouncements

Adoption of New Accounting Standards

On September 15, 2006, FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 references fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. Originally, SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Accordingly, the Company adopted SFAS No. 157 in the first quarter of fiscal year 2008. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.  SFAS No. 159 gives the Company the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis with the difference between the carrying value before election of the fair value option and the fair value recorded upon election as an adjustment to beginning retained earnings.  As of December 31, 2008, the Company had not elected the fair value option for any eligible financial asset or liability.

In December 2007, FASB issued Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”) and SFAS No. 160, Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). SFAS 141(R) requires companies to: (i) recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; (ii) measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; (iii) recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; (iv) with certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values; (v) capitalize in-process research and development (“IPR&D”) assets acquired; (vi) expense, as incurred, acquisition-related transaction costs; (vii) capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities , are met as of the acquisition date; and (viii) recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

Recent Accounting Pronouncements Not Yet Adopted

SFAS 141(R) is required to be adopted concurrently with SFAS 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of these statements is prohibited. The Company does not believe the adoption of these statements will have a material impact on significant acquisitions completed after January 1, 2009.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles (GAAP). This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The Company does not expect the adoption of FAS 142-3 to have a material effect on its results of operations and financial condition.

In May 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). This standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. SFAS No. 162 is effective 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, the meaning of “Present Fairly in Conformity with GAAP”. The Company is in the process of evaluating the impact, if any, of SFAS 162 on its financial statements.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied retrospectively to all periods presented. The Company is currently evaluating the effects of adopting FSP APB 14-1.

In June 2008, the FASB reached consensus on EITF Issue No. 07-05 (‘EITF 07-05”), “Determining Whether an Instrument (or embedded feature) Is Indexed to an Entity’s Own Stock.”. EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of EITF 07-05 is not permitted. The Company does not believe the adoption of EITF 07-05 will have a material impact on the Company’s financial position, results of operations or cash flows.

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

Name	Age	Position/Area of Experience/Function
Larry W. Youell (1)(2)(3) Barry Stansfield (1)(2)(3) Riaz Sumar Jose Ernesto Villaluna	67 58 39 69	Director since June 1998, Chairman April 2003, CEO effective May 2005 Director since April 2003, Chairman effective May 2005 Director, CFO since May, 2005 Director since February 2009
(1)	Member of Audit Committee in 2008.

(2)	Member of Compensation Committee in 2008

(3)	Member of the Corporate Governance Committee in 2008

Resignations

On  June 26, 2006, Mr. Mark Crandall was appointed to the Board of Directors and  Mr. Michael Whiting was appointed to the Board in September 2006.  Both Mr. Crandall and Mr. Whiting did not stand for re-election at our Annual General Meeting on July 2, 2008.

 Mr. Riaz Sumar resigned as Director, Chief Financial Officer, Secretary, and Treasurer of the Company on October 2, 2007.  On February 1, 2008 Mr. Sumar was re-appointed as Chief Financial Officer, Treasurer and a Director.

Dr. Walter Brown was first appointed to our Board in May 2005.  Dr. Brown resigned in February 2009 and Mr. Jose Ernesto Villaluna joined our Board at that time.

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

Mr. Riaz Sumar, Director, Secretarty, and Chief Financial Officer

A resident of Calgary, Canada, Mr. Sumar has extensive financial experience with public companies.  Mr. Sumar was previously Financial Controller of Forum Energy Corporation from 1996 to 2003.  Mr. Sumar was previously the CFO of TransAKT Corp. and previously CFO of TSX-listed, North American Gem Inc.  He received the designation of Certified General Accountant in 1997.

Mr. Jose Ernesto Villaluna, Director

A resident of Manila, Philippines, Mr. Villaluna has extensive experience with resource companies, and is currently President, COO and Director of Philex Mining Corporation, TSX listed Philex Gold Inc., Brixton Energy and Mining Corporation, Lascogon Mining Corp., and ISM Communications Corp.

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

B.  Compensation.

We have agreed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

 Larry Youell                                           US$7,000
 Barry Stansfield                                     US$3,500
 Riaz Sumar                                              US$8,000
Jose Villaluna                                          US$1,000

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

No funds were set aside or accrued by us during the year ending December 31, 2008 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2008 and 2007 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2008
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$44,825	$0.00	$44,825
Larry W. Youell	$151,200	$0.00	$151,200
Riaz Sumar	$121,800	$0.00	$121,800
Mark Crandall	$7,189	$0.00	$7,189
Walter Brown	$11,573	$0.00	$11,573
Michael Whiting	$7,189	$0.00	$7,189
Total CDN$	$343,776	$0.00	$343,776
                      (1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Director Compensation for Fiscal Year ended December 31, 2007
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$45,112	$0.00	$45,112
Larry W. Youell	$151,200	$0.00	$151,200
Riaz Sumar	$135,526	$0.00	$135,526
Mark Crandall	$12,889	$0.00	$12,889
Walter Brown	$12,889	$0.00	$12,889
Michael Whiting	$12,889	$0.00	$12,889
Total CDN$	$375,852	$0.00	$370,505

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
Stock Options Granted and Outstanding

Name	Expiry Date	Exercise Price US$	Number
Larry Youell	31-Jan-10	$ 0.0723	220,000
	25-Oct-10	$ 0.0550	2,000,000
Riaz Sumar	02-Aug-10	$ 0.079	1,000,000
	25-Oct-10	$ 0.055	2,000,000
Timothy Strong	31-Jan-10	$ 0.0723	80,000
Barry Stansfield	31-Jan-10	$ 0.0723	80,000
	25-Oct-10	$ 0.0550	2,000,000
AMS Limited	31-Jan-10	$ 0.0723	1,000,000
Energy Services Group	09-Dec-09	$ 0.10	1,000,000
Eastmark Limited	31-Jan-10	$ 0.0723	3,975,000
International Asian Investment Holdings	31-Jan-10	$ 0.0723	1,855,000
Saranova Limited	31-Jan-10	$ 0.0723	1,855,000
Laval Capital Limited	31-Jan-10	$ 0.0723	1,455,000
Walter Brown Dr.	02-Aug-10	$ 0.079	1,000,000
			19,520,000

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive compensation for serving on a committee.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee are Larry Youell and Barry Stansfield.  Previously  Walter Brown was also on the Audit Committee, but he resigned from the Board of Directors in February 2009.  Members of our Audit Committee for 2009 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2008 were Barry Stansfield, Larry Youell and Walter Brown.  Walter Brown resigned from the Board in February 2009.  Members of our Compensation Committee for 2009 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of the Corporate Governance Committee were Larry Youell, Walter Brown and Barry Stansfield.  Walter Brown resigned from the Board in February 2009. Members of our Corporate Governance Committee for 2009 will  be appointed following our Annual and General Meeting of Shareholders

D. Employees

As of December 31, 2008, we had no employees.

E.  Share Ownership

The following table lists as of June 12, 2009, the share ownership of our directors and executive officers.

The following table sets forth certain information as of June 12, 2009 regarding the ownership of our common stock by (i) each beneficial owner more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on June 12, 2009 was 434,143,765.

Name of Registered Shareholder owning 5% or more of the outstanding shares:	Number of Shares	Percent of Class
Philex Mining Corporation *	220,000,000	50.67
CDS&Co**	44,464,231	10.24
CEDE & Co**	37,686,455	8.68
Asian Coast International	67,740,000	15.60
Indexa Corp***	30,000,000	6.91
Name of Director and/or Officer and number of shares held:
Larry Youell****	190,780	-
Barry Stansfield	216,539	-
Jose Ernesto Villaluna *	-	-
Riaz Sumar	10,000	-
Number of shares held by all Directors and Officers as a group:	417,319	-

* Jose Ernesto Villaluna is the President and COO of Philex Mining Corporation which owns 220,000,000 shares.

**  Cede& Co. and CDS and Co. are clearing houses in Canada and the United States and represent the interest of multiple shareholders and there is no way of knowing if any one in particular beneficially holds over 10% of the voting rights attached to our shares.

***  These shares are held in escrow and will only be released on declaration of commerciality of MPSA148.

****  Of the  190,780 shares reported by Mr. Youell, 85,273 are held by Cindy Youell.  Unless otherwise indicated, such shares are held directly.

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

On June 12, 2009, the shareholders’ list showed 600 registered shareholders and 434,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,443,425 representing 10.47% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 533.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are not controlled, directly or indirectly, by another corporation or any foreign government.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of June 12, 2009:

Name	Number of Shares Owned	Percent of Class
Philex Mining Corporation *	220,000,000	50.67
CDS&Co**	44,464,231	10.24
CEDE & Co**	37,686,455	8.76
Asian Coast International	67,740,000	15.60
Indexa Corp***	30,000,000	6.91

* Jose Ernesto Villaluna, a Director of FEC Resources Inc.,  is the President and COO of Philex Mining Corporation.  Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and the balance were purchased in a private transaction at the same time.
**  Cede& Co. and CDS and Co. are clearing houses in Canada and the United States and represent the interest of multiple shareholders and there is no way of knowing if any one in particular beneficially holds over 10% of the voting rights attached to our shares.
***  These shares were issued in 2006 and are held in escrow to be released on commerciality of MPSA148 being declared.   On December 31, 2006 Index Corp were the registered shareholders of 50,000,000 shares and on December 31, 2007 they were the registered holders of 30,000,000 shares held in escrow as noted above.

On December 31, 2006 Langley Park Investment Trust were the registered holders of 27,000,000 shares and Asian Coast International was the registered holder of 39,140,000 shares.  On December 31, 2007 Langley Park Investment Trust were not the registered holders of any shares, Strong Built Townhomes Inc.  was the registered holder of 27,000,000 shares and Asian Coast International was the registered holder of 40,740,000 shares.

There are no arrangements, known to us, the effect of which may at a subsequent date result in a change in our control other than as noted in Item 5 Operating and Financial Review and Prospects.

As at June 12, 2009, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 12, 2009, the shareholders’ list showed 600 registered shareholders and 434,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,443,425 representing 10.47% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 533.

B.  Related Party Transactions

During the year ended December 31, 2008 general and administrative expenses included management and directors’ fees charged by directors, officers and companies controlled by directors and officers of the Company totaling $343,776 (2007:  $370,505; 2006:  $375,871).  Included in accounts payable and accrued liabilities at December 31, 2008 is $534 (2007:  $31,668) owed to directors, officers and companies controlled by them. Related party transactions are measured at the exchange amount, which amount is agreed to by the parties.

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

B.  Significant Changes/Developments

i)  By a memorandum of an agreement dated January 2, 2006 and a settlement and release agreement dated May 11, 2006, we agreed to acquire a 40% interest in a mining project (Lascogan Mining Corporation) in the Philippines in partnership with Philex Gold, Inc. (“PGI”).

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

Our commitments in this regard were to provide an initial US$250,000 (CDN$290,900) signature bonus to PGI (paid during the year ended December 31, 2005), pay a fee of US$100,000 (CDN$111,982) (paid) and then for us to contribute to the joint venture company, a total of US$1,000,000 (CDN$1,119,823) from January 1, 2006 to October 31, 2006, such amount being estimated as sufficient funding to complete the planned exploration and prospect work program.  On October 2, 2006, we had met all our funding obligations and fully earned our 40% interest in the joint venture company.  Also, as a result of the independent valuation and negotiations, we issued 20,000,000 of our common shares (valued at CDN$891,360) to Indexa and a further 30,000,000 of our common shares into escrow, to be awarded to Indexa upon the declaration of commerciality as full and final consideration for the assignment of its rights to us.  The 30,000,000 shares are considered contingent consideration and will be recorded as additional cost of the investment at fair value once it is likely that they will be issued.

As at December 31, 2008, in order for us to maintain our 40% interest without dilution, we would be required to pay cash calls totaling approximately US$783,813.  From January to March 2009 an additional US$75,391 was also due.  We are in discussions on how to maintain our interest without contributing to any of the cash calls so that we can conserve our cash on hand.

ii) In April 2009, we signed a loan agreement for US$273,000 with Philex Mining Corporation to provide us with our estimated working capital requirements for 2009.   The loan agreement provides for interest at LIBOR + 3% and is repayable at the end of 2010.  The loan is extendable on agreement.

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

The table below lists the high/low bid/ask prices on NASD/OTC.BB for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB Stock Annual Price History - Common Shares
(US Dollars)
Year Ended	High	Low
12/31/08	$0.03	$0.00
12/31/07	$0.012	$0.045
12/31/06	$0.08	$0.026
12/31/05	$0.15	$0.03
12/31/04	$0.62	$0.07

The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

OTC Bulletin Board Stock Trading Activity - Common Shares
(US Dollars)
Quarter Ended	Volume	High	Low
3/31/09	1,369,379	0.01	0.00
12/31/08	11,895,246	0.01	0.00
9/30/08	5,466,700	0.02	0.01
6/30/08	3,016,400	0.03	0.01
3/31/08	5,046,503	0.03	0.02
12/31/07	4,510,133	0.03	0.01
9/30/07	2,114,499	0.04	0.02
6/30/07	6,793,790	0.04	0.02
3/31/07	9,361,281	0.05	0.02

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the OTC.BB.

OTC.BB Stock Monthly Price History - Common Shares
(US Dollars)
Month Ended	High	Low	Volume
05/31/09	0.01	0.00	1,565,064
04/30/09	0.00	0.00	675,940
03/31/09	0.00	0.00	52,417
02/28/09	0.01	0.00	17,160
01/31/09	0.01	0.00	1,299,802
12/31/08	0.01	0.00	2,530,770

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On June 12, 2009, the shareholders’ list showed 600 registered shareholders and 434,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,443,425 representing 10.47% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 533.
Our shares are not registered to trade in the U.S. in the form of American Depository Receipts (ADR's) or similar certificates.

ITEM 10.  ADDITIONAL INFORMATION.

A.  Share Capital

Not applicable

B.  Memorandum and Articles of Association

Reference is hereby made to our Certificate of Continuance, and to our Bylaws, each of which is incorporated herein by reference to, respectively, Exhibit 3.1 and 3.2 to our Registration Statement on Form F-1, file number 33-81290.

C.  Material Contracts.

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

G.  Summary By Experts

Not applicable

H.  Documents on Display

The documents concerning us which are referred to in this Annual Report are either annexed hereto as exhibits (see Item 19) or may be inspected at our principal executive offices in Calgary, Alberta, Canada.

I.  Subsidiary Information

Not applicable

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

Not applicable

ITEM 15A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

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

Our Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this Annual Report (the "Evaluation Date") are not  effective as discussed below.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2008, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, as of December 31, 2008, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties.; and(3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2008 and communicated the matters to our management and board of directors.

Management believes that the material weaknesses set forth in items (2) and (3) above did not have an affect on the Company’s financial results. However, management believes that the lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures, could impact the Company’s financial statements for the future years.

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

Management believes that the appointment of one or more independent directors, will remedy the lack of a majority of outside directors on the Company’s Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result in proper segregation of duties..

Any effort to increase the size of the Board of Directors, appoint independent directors or personnel is conditional upon the Company to raise additional capital.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only the management’s report in this annual report.

Changes in Internal Control over financial reporting

During the year ended December 31, 2008, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors, and the reserve evaluations prepared by our independent reserves evaluation engineering consultants.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee during 2008 were Barry Stansfield, Larry Youell and Walter Brown.  Walter Brown resigned from the Board in February 2009.   New Audit Committee members will be appointed following our meeting of shareholders in 2009.

Our Board has determined that it has at least one (1) independent financial expert serving on its Audit Committee.  This individual is Barry Stansfield.  Mr. Stansfield  is an independent Director with broad business experience spanning over thirty (30) years.  He was co-owner and Managing Director of Stansfield Lake, a London-based marketing company until that company was acquired by Communicator Plc.  He is also a partner in a private property investment company based in southern England.  Mr. Stansfield is the Chair of the Audit Committee for AIM-listed Forum Energy PLC. Mr. Stansfield has significant experience in the review of financial statements and related information.

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

To better fulfill and implement the Board’s corporate governance policies, we have established a Corporate Governance Committee.  The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  The members of the Corporate Governance Committee are Larry Youell, Barry Stansfield.  Walter Brown served on the Committee until his resignation in February 2009.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Our external auditors, BDO Dunwoody LLP, charged total fees of $84,762 related to the audit of the annual financial statements for the year ended December 31, 2007 and for the audit of the annual financial statements for the year ended December 31, 2008, an amount of $48,500 was accrued.  There were no fees associated with the filing of taxes.

Mahmud Khalfan Professional Corporation charged $9,100 for the preparation and filing of our tax returns for the year ended December 31, 2007 and for various other tax related matters.

ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

 Not Applicable.

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

 Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 17 are found immediately below.

     Financial Statements:
Report of Auditors, dated April 27, 2009
Consolidated Balance Sheets at December 31, 2008 and December 31, 2007
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2008, December 31, 2007, and December 31, 2006
Consolidated Statements of Cash Flows for the Years ended December 31, 2008, December 31, 2007, and December 31, 2006
Notes to the Consolidated Financial Statements
Financial Statements of Forum Energy Plc (FEP)

FEC RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in Canadian Dollars)

[Missing Graphic Reference]
                                                                  BDO Dunwoody LLP                                        600 Cathedral Place
Chartered Accountants                                      925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone:  (604) 688-5421
Telefax:  (604) 688-5132
E-mail:  vancouver@bdo.ca
www.bdo.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
FEC Resources Inc.

We have audited the consolidated balance sheets of FEC Resources Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations, comprehensive loss and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

(signed) “BDO Dunwoody LLP”

Chartered Accountants
Vancouver, Canada
April 27, 2009

Comments by Auditors for U.S. Readers on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. PCAOB reporting standards requires the addition of an explanatory paragraph when there is a correction of an error, such as that described in Note 13, that has a material effect on the consolidated financial statements and also requires the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Note 2 (i), have a material effect on the consolidated financial statements.  Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders on the Consolidated Financial Statements dated April 27, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada
April 27, 2009

FEC RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

		2007
ASSETS	2008	Restated – (Note 13)

Current
Cash	$186,974	$4,170,080
GST refundable	73,303	53,788
Prepaid expenses	32,541	26,335

	292,818	4,250,203

Equipment – Note 4	5,442	4,382
Investments – Note 5	6,391,707	6,868,953

	$6,689,967	$11,123,538

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 8	$ 127,964	$1,045,363
Convertible debentures – Note 6	-	2,499,000

	127,964	3,544,363

SHAREHOLDERS’ EQUITY

Share capital – Note 7	17,339,665	17,339,665
Warrants – Note 7	267,501	267,501
Contributed surplus – Note 7	3,794,939	3,794,939
Accumulated other comprehensive income (loss)	6,091	(3,214,000)
Deficit	(14,846,193)	(10,608,930)

	6,562,003	7,579,175

	$6,689,967	$11,123,538

Nature of Operations and Ability to Continue as a Going Concern – Note 1
Commitments – Note 7

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

“Riaz Sumar”	Director	“Larry Youell”	Director
Riaz Sumar		Larry Youell

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

		2007	2006
	2008	Restated – (Note 13)	Restated – (Note 13)

General and administrative expenses
Amortization	$ 2,332	$ 1,878	$ 1,894
Amortization of deferred financing charge	-	-	86,730
Accretion on long-term debt – Note 6	-	998,072	452,993
General and administration – Note 8	607,531	666,293	842,556
Interest	-	355,368	649,727
Redemption premium on convertible debenture – Note 6 (c)	-	630,678	-
Withholding taxes – Note 12	-	75,015	-

	(609,863)	(2,727,304)	(2,033,900)
Other items:
Equity loss in investments – Note 5	(1,493,411)	(1,302,174)	(1,368,436)
Foreign exchange gain (loss)	54,490	479,604	(283,693)
Gain (loss) on disposition of investments – Note 5	-	(9,778)	118,232
(Loss) gain on dilution of investment in FEP	(239,488)	(79,255)	226,295
Gain on change in fair value of derivative liability – Note 6(c)	-	735,281	-
Interest income	15,449	2,556	29,050
Write-down of trading securities	-	-	(62,675)
Write-down of investments – Note 5	(1,964,440)	(764,675)	-

Net loss for the year	(4,237,263)	(3,665,745)	(3,375,127)

Deficit, beginning of the year, as previously reported	(12,778,565)	(7,174,048)	(3,910,082)
Prior period correction – Note 13	2,169,635	(111,161)	-
Deficit, beginning of the year, as restated	(10,608,930)	(7,285,209)	(3,910,082)

Adoption of new accounting policy – Note 2 (i)	-	342,024	-

Deficit, beginning of the year (restated)	(10,608,930)	(6,943,185)	(3,910,082)

Deficit, end of the year	$(14,846,193)	$(10,608,930)	$(7,285,209)

Basic and diluted loss per common share	$ (0.01)	$ (0.02)	$ (0.02)

Weighted average number of shares outstanding	404,143,765	209,623,217	195,609,707

FEC RESOURCES INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
For the for the years ended December 31, 2008, 2007 and 2006
 (Stated in Canadian Dollars)

	2008	2007 Restated – (Note 13)

Net loss for the year	$ (4,237,263)	$ (3,665,745)
Foreign currency translation adjustments	3,073,315	(2,439,209)
Effect of foreign currency translation on dilution of investment	146,776	59,840

Comprehensive loss for the year	$(1,017,172)	$(6,045,114)

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

		2007	2006
	2008	Restated – (Note 13)	Restated – (Note 13)

Operating Activities
Net loss for the year	$(4,237,263)	$(3,665,745)	$(3,375,127)
Non-cash items included in loss:
Amortization	2,332	1,878	1,894
Amortization of deferred financing charges	-	-	86,730
Accretion on long-term debt		998,072	452,993
Accrued interest on convertible debentures	-	249,900	-
Equity loss in investments	1,493,411	1,302,174	1,368,436
Gain on change in fair value of derivative liability	-	(735,281)	-
Loss (gain) on disposition of investments	-	9,778	(118,232)
Loss (gain) on dilution of investment in FEP	239,488	79,255	(226,295)
Redemption premium on convertible debentures	-	630,678	-
Shares issued for services	-	-	88,165
Write-down of trading securities	-	-	62,675
Write-down of investments	1,964,440	764,675	-
Net changes in non-cash operating working capital items related to operations:
GST refundable	(19,515)	(22,564)	(10,124)
Prepaid expenses	(6,206)	7,320	(24,832)
Accounts payable and accrued liabilities	(917,401)	(37,545)	34,796

	(1,480,714)	(417,405)	(1,658,921)

Investing Activities
Acquisitions of equipment	(3,392)	(1,841)	(3,870)
Increase in investments	-	(207,873)	(1,380,294)
Proceeds (advances) of loans receivable	-	13,044	(13,044)
Proceeds from sale of investments	-	622,823	1,358,598
Proceeds from the sale of trading securities	-	-	32,268

	(3,392)	426,153	(6,342)

…/cont’d

FEC RESOURCES INC.                                                           Continued
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2008, 2007 and 2006
(Stated in Canadian Dollars)

	2008	2007	2006

Financing Activities
Deferred financing charges	-	-	(175,465)
Issuance of share capital, net of costs	-	4,981,759	-
Proceeds (repayment) of convertible debentures	(2,499,000)	(290,137)	1,511,402
Repayment of short-term loans	-	(572,094)	(651,269)
Unrealized foreign exchange	-	(406,223)	339,125
Withholding taxes payable	-	75,015	-

	(2,499,000)	3,788,320	1,023,793

Increase (decrease) in cash during the year	(3,983,106)	3,797,068	(641,470)

Cash, beginning of the year	4,170,080	373,012	1,014,482

Cash, end of the year	$186,974	$4,170,080	$373,012

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$249,900	$ 66,728	$643,163

Income taxes	$ -	$ -	$ -

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 1                 Nature of Operations and Ability to Continue as a Going Concern

FEC Resources Inc. (the “Company”) was incorporated under the laws of Alberta, Canada and is engaged primarily in the business of exploration and development of oil and gas and other mineral related opportunities, either directly or indirectly through companies in which the Company invests.  The Company is not currently directly involved in any oil and gas or mineral related exploration activities.  The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional capital. Although the Company has been successful in the past in raising capital, there is no assurance that it will be able to do so in the future to the extent required.

Note 2                 Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and except as described in Note 14, conform in all material respects with accounting principles generally accepted in the United States of America.  The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the potential impairment of asset values, valuation of equity investments, determining the fair value of non-cash share based payments, future income tax asset recoverability and ability to continue as a going concern.  While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

a)	Basis of Presentation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, FEC Resources (BVI) Limited and Pacific Geothermal Energy, Inc. (“PACGEO”).  All inter-company transactions were eliminated upon consolidation.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 2                 Significant Accounting Policies – (cont’d)

b)      Investments

Investments in companies subject to significant influence are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss.  The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors.  Profit distributions received or receivable from the investments will reduce the carrying value of the investment.  Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline.  During the year ended December 31, 2008, the Company recognized a write-down of its investments totalling $ 1,964,440 (2007 - $764,675; 2006 - $Nil) – Note 13

c)	Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated amortization. The Company depreciates its computer equipment at the rate of 30% per annum utilizing the declining balance method.

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

During the years ended December 31, 2008, 2007 and 2006, no write-downs of long-lived assets were recognized.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Significant Accounting Policies – (cont’d)

e)	Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company and its investments accounted for by the equity method operate in Canada, the United Kingdom and the Philippines.

Monetary assets and liabilities of the Company’s operations denominated in currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at average exchange rates throughout the reporting period, with the exception of depreciation, depletion and amortization which is translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

The cumulative translation adjustments included in Accumulated other comprehensive income (‘‘AOCI’’) relate to unrealized translation gains and losses on the Company’s net investment in equity-accounted investees that are translated using the current rate method. The exchange gains and losses will become realized in earnings upon the disposition, liquidation or dilution of the investment that gave rise to such amounts.

f)	Stock-based Compensation

The Company grants stock options to executive officers, directors and employees and consultants. The Company records compensation associated with stock options granted using a fair value measurement basis. Where awards are subject to vesting provisions, the fair value of the awards will be recognized over the vesting period. On the exercise of stock options, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 2                 Significant Accounting Policies – (cont’d)

g)	Income Taxes

Income taxes are calculated using the asset and liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse.

Future income tax assets also result from unused loss carry-forwards and other deductions.  Future income tax assets are recognized only to the extent that management determines that it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.  The income tax expense or benefit is the income tax payable or refundable for the period plus or minus the change in future income tax assets and liabilities during the period.  The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

h)	Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year.  Diluted earnings (loss) per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.

Common equivalent shares (consisting of shares issuable on the exercise of options, warrants and convertible debt) totalling 23,053,333 (2007 – 29,082,878; 2006 – 72,417,077) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

i)	Financial Instruments

Effective January 1, 2007, the Company adopted the provisions of CICA Handbook section 3855 – “Financial instruments — recognition and measurement”. The adoption of this standard resulted in a net decrease of $342,024 of the opening deficit at January 1, 2007.  This amount consisted of a credit of $430,759 due to the fair value measurement on the derivative financial instruments on convertible debentures and a charge of $88,735 in respect of expensing the transaction costs incurred on the debentures.  These amounts have been recorded in the consolidated financial statements for the year ended December 31, 2007.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Significant Accounting Policies – (cont’d)

i)	Financial Instruments- (cont’d)

The Company recognizes financial assets and liabilities on the balance sheet when it becomes a party to the contractual provisions of the instrument. Financial instruments are measured at fair value on initial recognition of the instrument, into one of the following five categories: held-for trading, loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest rate method.

The Company expenses transaction costs related to the acquisition or issuance of held-for-trading financial instruments in the period in which the costs are incurred.  The Company capitalizes transaction costs related to the acquisition or issuance of all other categories of financial instruments.

Note 3	Changes in Accounting Policies

Adoption of New Accounting Standards

On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants (CICA).

Section 3862, Financial Instruments – Disclosure, and Section 3863, Financial Instruments – Presentation, have replaced Section 3861, Financial Instruments – Disclosure and Presentation. These new sections incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.

Section 1535, Capital Disclosures, establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with capital requirements and, if the entity has not complied, the consequences of such non-compliance.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 3	Changes in Accounting Policies – (cont’d)

Adoption of New Accounting Standards – (cont’d)

Section 1400, General Standards on Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

These new standards relate to disclosures only and did not have an impact on the Company’s financial position or results of operations.

Recent Accounting Standards Issued But Not Yet Adopted

In February 2008, the CICA issued Section 3064 Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new standard also provided guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The Company is currently assessing the impact of the adoption of this new Section on its consolidated financial statements.

In January 2009, the CICA issued Sections 1582 – Business Combinations, 1601 – Consolidated Financial Statements and 1602 – Non-controlling Interests which replaces CICA Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two Sections must also be adopted at the same time.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 3	Changes in Accounting Policies – (cont’d)

Recent Accounting Standards Issued But Not Yet Adopted – (cont’d)

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, internal control over financial reporting, and disclosure controls and procedures. The Company is currently assessing the future impact of IFRS on its consolidated financial statements.

Note 4                 Equipment

		Accumulated	Net book
	Cost	Amortization	value

Computer equipment
December 31, 2008	$ 12,593	$ 7,151	$ 5,442

December 31, 2007	$ 9,201	$ 4,819	$ 4,382

Note 5                 Investments

The Company has the following investments accounted for using the equity method:

	2008	2007 Restated – (Note 13)

Forum Energy plc (“FEP”)	$3,888,425	$4,233,699
Lascogon Mining Corporation	2,503,282	2,635,254

	$6,391,707	$6,868,953

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

i)      Investment in FEP

On May 18, 2005, the Company acquired 9,996,000 common shares of FEP. FEP is a United Kingdom-based oil, gas and coal company with assets in the Philippines.

The investment in FEP is summarized as follows:

	Number of shares held	Amount Restated – (Note 13)
Balance, December 31, 2005	9,996,000	$ 10,646,597
Disposition	(810,000)	(934,004)
Gain on dilution of investment in FEP as a result of additional FEP share issuances	-	337,456
Foreign currency translation adjustment		(66,091)
Equity loss in investment of FEP	-	(1,357,142)

Balance, December 31, 2006	9,186,000	8,626,816
Disposition	(635,800)	(632,601)
Loss on dilution of investment in FEP as a result of additional FEP share issuances	-	(19,415)
Equity loss in investment of FEP	-	(1,301,892)
Foreign currency translation adjustment	-	(2,439,209)

Balance, December 31, 2007	8,550,200	4,233,699
Loss on dilution of investment in FEP as a result of additional FEP share issuances	-	(92,710)
Foreign currency translation adjustment	-	3,073,315
Equity loss in investment of FEP	-	(1,361,439)
Write-down of investment in FEP to fair value	-	(1,964,440)

Balance, December 31, 2008	8,550,200	$3,888,425

During the year ended December 31, 2007, the Company disposed of 635,800 common shares of FEP for total proceeds of $622,823 which resulted in a loss of $9,778.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

i)      Investment in FEP – (cont’d)

During the year ended December 31, 2006, the Company disposed of 810,000 common shares of FEP for total proceeds of $1,358,598 which resulted in a gain of $424,594.

As FEP offers its shares to outside investors, the resulting dilution of the investor’s shareholdings constitutes an effective disposition necessitating recognition of a dilution gain or loss. As at December 31, 2008, the Company’s interest in FEP had been diluted to 28.42% (2007: 29.78%, 2006: 32.08%) as a result of the sale of FEP common shares and equity offerings by FEP in which the Company did not participate.

At December 31, 2008, the Company held 8,550,200 (2007 – 8,550,200) common shares of FEP with a market value of $3,859,560 (2007 – $5,278,065).  During the year ended December 31, 2008, the Company recorded a write-down of $1,964,440 as a result of the determination that the decline in market value of the FEP shares was other than temporary.

The financial position and results of operations of FEP as at December 31, 2008 and 2007 are summarized as follows:

	2008	2007

Assets	$62,949,744	$52,945,747

Liabilities	$7,443,184	$4,604,888

Equity	$55,506,560	$48,340,859

Net loss for the year ended December 31	$(4,719,955)	$(3,763,623)

FEP is related to the Company by virtue of a common director.

ii)                 Investment in Lascogon Mining Corporation (“Lascogon”)

By a memorandum of an agreement dated January 2, 2006 and a settlement and release agreement dated May 11, 2006, the Company agreed to acquire a 40% interest in a mining project (Lascogon Mining Corporation) in the Philippines in partnership with Philex Gold, Inc. (“PGI”).

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

ii)                 Investment in Lascogon Mining Corporation (“Lascogon”)

The project is the Mining and Production Sharing Agreement (“MPSA”) between PGI and the Government of Philippines, which comprises 2,306 hectares.  The Company agreed to acquire the interest in the project by way of assignment from Indexa Corp. (“Indexa”) to the Company of an Agreement between Indexa and PGI.  Indexa is a Philippine Company who had entered into a sole Agreement with PGI for the rights to a joint exploration program.  Indexa assigned its rights and obligations in their entirety to the Company, pursuant to which a new Philippine Joint Venture Company was formed, of which the Company would ultimately own 40% and PGI would own 60% equity interests respectively.  For this assignment, Indexa was entitled to receive a fee which was to be determined by an independent valuation.

The commitments of the Company in this regard were to provide an initial US$250,000 ($290,900) signature bonus to PGI (paid), pay a fee of US$100,000 ($110,551) (paid) and then for the Company to contribute to the Joint Venture Company a total of US$1,000,000 ($1,105,514) from January 1, 2006 through to October 31, 2006 being estimated as sufficient funding to complete the planned exploration and prospect work program.  On October 2, 2006, the Company had met all its funding obligations and fully earned its 40% interest in the Joint Venture Company.  Also, as a result of the independent valuation and negotiations, the Company issued 20,000,000 common shares of the Company with a fair value of $891,360 to Indexa and a further 30,000,000 common shares of the Company into escrow, to be awarded to Indexa upon the declaration of commerciality as full and final consideration for the assignment of its rights to the Company.  The 30,000,000 shares are considered contingent consideration and will be recorded as additional cost of the investment at fair value once it is likely that they will be issued.

The Company has the option to increase its equity interest in the Joint Venture Company to 60% by arranging or contributing by way of repayable loan up to US$10,000,000 as the initial contribution to mine development and production by the Joint Venture Company.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

ii)                 Investment in Lascogon Mining Corporation “Lascogon”) – (cont’d)

The investment in Lascogon is summarized as follows:

Signature bonus paid to PGI	$290,900
Fee paid to Indexa	110,551
Funding for exploration work program	1,105,514
Costs incurred in respect of investment in Lascogon	15,740

1,522,705
Common shares issued to Indexa	891,360
Equity income in investment in Lascogon	2,080

Balance at December 31, 2006	2,416,145
Funding for exploration work program	207,873
Equity income in investment in Lascogon	11,236

Balance at December 31, 2007	2,635,254
Equity loss in investment in Lascogon	(131,972)
Balance at December 31, 2008	$ 2,503,282

The financial position and results of operations of Lascogon as at December 31, 2008 and 2007 are summarized as follows:

	2008	2007

Assets	$4,151,642	$2,248,437

Liabilities	$4,252,033	$1,855,050

Equity	$(100,391)	$393,387

Net income (loss) for the year ended December 31	$(493,777)	$ 31,122

At December 31, 2008, Lascogon is related to the Company by virtue of a common director.

As at December 31, 2008, in order for the Company to maintain its 40% interest without dilution, the Company would be required to pay cash calls totaling approximately $783,813.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

iii)                 Investment in Metalore Mining Corporation (“Metalore”)

Metalore is a Philippine company with iron ore mineral interests.  During 2006, the Company acquired a 35% interest.  During the year ended December 31, 2007, the Company decided to write down its investment to $NIL in Metalore due to the uncertainty surrounding their ability to continue as a viable business and lack of progress to date.

The investment in Metalore is summarized as follows:

Acquisition of investment in Metalore	$582,800
Conversion of loan outstanding equity of Metalore	58,280

641,080
Advances	17,005
Purchase of 35% interest in an overriding royalty	131,484
Equity loss in investment in Metalore	(13,376)

Balance at December 31, 2006	776,193
Equity loss in investment in Metalore	(11,518)
Write-down of investment in Metalore	(764,675)

Balance at December 31, 2007 and December 31, 2008	$ -

iv)                 Trading Securities

During the year ended December 31, 2006, pursuant to a Company investor exercising a price protection clause in a stock purchase agreement, the Company recorded a loss in the amount of $306,362 on the disposition of the investor’s shares.

Note 6                 Convertible Debentures

a)
In October 2004, the Company issued convertible debentures for which it had allocated the proceeds of $644,419 on a relative fair value basis between their respective debt and equity components. The amount allocated to the equity portion on issuance was $192,394 with the difference between the face value of the debentures and the recorded value of the debt components being accreted to income over the term of the debentures. During the year ended December 31, 2006, an amount of $145,899 was accreted in income.

During the year ended December 31, 2006, the balance of these debentures were converted to common shares (Note 7).

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 6                 Convertible Debentures – (cont’d)

b)
In May 2005, the Company issued convertible debentures totalling $1,223,364 (US$970,000).  Each debenture bore simple interest at the rate of 10% per annum and was to mature at the earliest of full repayment or April 30, 2010. The debentures were sold in units of US$ 10,000 with US$5,000 warrants.  Each debenture was convertible into common shares of the Company at US$0.05 per share or shares of FEP at US$1.923 per share.  Each warrant was exercisable into common shares of FEP at US$1.923 per share.  During the year ended December 31, 2006, upon agreement with the various debenture holders, the debenture was amended whereby the holder could choose to either receive a payment of principal, interest and a 24% premium to the face value of the debenture or the holder could convert the debenture, interest, and warrants into shares at US$0.05 per share.  In the event the holder chose the option to receive payment and the Company could not pay by October 31, 2006, 12.5% per annum interest would be added to the amounts outstanding until paid.  The debenture holders chose to receive payment rather than convert into shares of the Company, and on November 24, 2006, the Company paid the outstanding interest and premium plus one half of the outstanding principal of the debenture leaving US$485,000 (CDN$572,095) outstanding at December 31, 2006, which was overdue, accruing interest at 12.5% per annum.  The debentures of US$485,000 and total accrued interest of US$66,581 were paid off during the year ended December 31, 2007.

The amount allocated to the US$970,000 convertible debenture of $1,223,364 was segregated into debt and equity components based on their respective fair values.  The equity component represents the holders’ conversion right.  At inception, the balance allocated to the equity component was $158,574.  It was disclosed separately in shareholders’ equity until the loan was due, at which time it was renegotiated without conversion features.  Consequently, the amount allocated to equity was reclassified as contributed surplus.

The difference between the recorded value of the debt component and the face value of the debenture is amortized to income over the term of the debenture.  During the year ended December 31, 2006, $139,125 was amortized.

c)
On January 19, 2006, the Company closed an offering of debentures amounting to ₤1,400,000. These debentures matured on December 20, 2007 and interest was calculated at 10% per annum.  The first year’s interest was payable in advance on the closing date and the second year’s interest was payable on in arrears on the maturity date.  As at December 31, 2005, the Company had received $1,309,882 (₤650,000) and during the year ended December 31, 2006, received $1,570,618 (₤750,000).

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 6                 Convertible Debentures – (cont’d)

c)	– (cont’d)

The amount allocated to the ₤1,400,000 convertible debenture of $2,880,500 was allocated into its debt and equity components based on the residual valuation approach whereby the amount allocated to equity at inception was $370,271.

The difference between the recorded value of the debt component and face value of the debenture was accreted to income over the term of the debenture.  During the year ended December 31, 2006, the amount accreted was $167,969.

Pursuant to the terms and conditions of the debenture agreements, at any time after August 2, 2006 and before or on the maturity date, and provided that the debt has not been fully repaid, the holder had the right to convert all or any portion of the convertible indebtedness owing to it as at the date of election into Company common shares, the number of such shares to be based on the 10-day average closing bid price of the Company’s shares prior to the date of the debenture being issued.  The holder was also entitled to receive a cash bonus which was based on 50% of the appreciation on FEP shares and the appreciation amount was calculated using a pre-determined formula.  As of December 31, 2007 and 2006, no cash bonus was accrued as the FEP shares have been traded below the share price at the issuance date of the debentures.

Under the terms and conditions of the debenture agreements, the holder could also choose one of the following in lieu of conversion into common shares of the Company:

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

In addition to the conversion feature, the debenture agreements also allow the Company to redeem the debentures at any time before the maturity date.  If the Company elected to redeem any or all of the convertible debentures, it would pay the outstanding principal and interest plus a 5% cash bonus on the principal amounts.

As collateral to the convertible debentures, the Company granted to the lenders a general security interest over the shares of FEP held by the Company totalling 200% of the principal amounts invested.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 6                 Convertible Debentures – (cont’d)

c)	– (cont’d)

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

Subsequent to the issuance date, the Company was required to re-measure the fair value of the derivative liability and record the change in fair value in its statements of operations and comprehensive loss.  As at January 1, 2007, the Company re-measured the fair value of the derivative liability and calculated it to be $735,281, which was estimated using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	4.14%
Expected remaining life	1 year
Dividend rate	Nil
Expected volatility	126%

On January 19, 2007 one of the holders elected to exercise the option to be paid out and as a result the Company paid out the amount of ₤125,000 ($278,875).   In January 2008, the Company repaid the remaining convertible debentures of ₤1,275,000 ($2,499,000), accrued interest of ₤127,500 ($249,900), and the bonus payable of ₤318,750 ($630,678).  As of December 31, 2007, the Company had accrued the bonus payable as a redemption premium on the consolidated statements of operations and comprehensive loss.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 7                 Share Capital

a)	Authorized:

Unlimited number of common shares without par value; and

Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

b)	Issued:

Common Shares	Number	Amount

Balance December 31, 2005	178,160,936	10,732,164
Shares issued for conversion of debentures	9,872,929	426,604
Shares delivered from escrow	(5,900,000)	-
Allocation of equity portion of convertible debenture upon conversion – Note 8(b)(i)	-	137,574
Escrow shares returned to treasury	(900,000)	-
Shares issued for settlement of debt – Note 8(b)(ii)	2,909,900	170,204
Shares issued as a finder’s fee on an investment
– Note 8(b)(iii)	20,000,000	891,360
Shares issued and held in escrow pursuant to an agreement – Note 8(b)(iii)	30,000,000	-

Balance, December 31, 2006	234,143,765	12,357,906
Shares issued pursuant to private placement – Note 8(b)(iv)	200,000,000	4,981,759

Balance, December 31, 2007 and 2008	434,143,765	$17,339,665

i)
During the year ended December 31, 2006, holders of convertible debentures converted their holdings into common shares of the Company. A total of US$358,000 plus interest was converted into 9,872,929 common shares, including 5,900,000 out of a total of 6,800,000 common shares previously issued and lodged with an escrow agent for purposes of facilitating the conversion process.  The escrow agent subsequently returned the remaining 900,000 escrow shares to treasury. Upon conversion, the remaining balance of $137,574 separately disclosed in shareholders’ equity as the equity portion of the debenture conversion feature was credited to share capital.

ii)
During the year ended December 31, 2006, the Company issued 509,900 common shares at $0.05 per share pursuant to an agreement to settle accounts payable outstanding totalling US$25,495 ($29,825). As well, the Company also issued 2,400,000 common shares at $0.05 per share pursuant to an agreement to issue shares for consulting services totalling US$120,000 ($140,379).

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 7                 Share Capital – (cont’d)

b)	Issued –(cont’d):

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

iv)	On December 21, 2007, the Company completed a private placement of	200,000,000 shares at US$0.025 ($0.025) per share for gross proceeds of US$5,000,000 ($4,991,500). The Company incurred cash issuance costs of $9,741.

c)	Warrants:

	Number	Amount

Balance December 31, 2005	9,233,333	$735,404
Expired	(5,700,000)	(467,903)

Balance, December 31, 2006, 2007, and 2008	3,533,333	$267,501

The warrants are exercisable until January 31, 2010 and allow the holder to purchase one common share of the Company for every warrant held at US$0.0723 per share.

d)	Options:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years.  The options vest immediately.  At December 31, 2008 there were 19,520,000 stock options outstanding to purchase common shares at prices ranging from US$0.055 to US$0.10 per share.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 7                 Share Capital – (cont’d)

d)	Options – (cont’d):

		Weighted
		Average
	Number of	Exercise
	Options	Price/Share

Outstanding and exercisable December 31, 2005	26,649,545	US$0.11
Cancelled	(1,000,000)	US$0.079

Outstanding and exercisable December 31, 2006	25,649,545	US$0.092
Cancelled	(100,000)	US$0.079

Outstanding and exercisable December 31, 2007	25,549,545	US$0.092
Expired	(6,029,545)	US$0.164

Outstanding and exercisable December 31, 2008	19,520,000	US$0.0691

The following table summarizes stock options outstanding and exercisable at December 31, 2008:

Number of	Exercise Price		Contractual
Options	Per Option	Expiry Date	Remaining life
			(in years)
1,000,000	US$0.10	December 9, 2009	0.94
10,520,000	US$0.0723	January 31, 2010	1.08
2,000,000	US$0.079	August 2, 2010	1.59
6,000,000	US$0.055	October 25, 2010	1.82

19,520,000

The fair value of the options was estimated using the Black Scholes valuation model. No options were granted in 2006, 2007 or 2008.

e)	Contributed Surplus:

Balance, December 31, 2005	$3,168,464
Transfer of amount upon expiry of warrants	467,902
Reclassification of equity portion of convertible debenture	158,573

Balance, December 31, 2006, 2007, and 2008	$3,794,939

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 8                 Related Party Transactions and Balances

During the year ended December 31, 2008 general and administrative expenses included fees charged by directors, officers and companies controlled by directors and officers of the Company totaling $343,776 (2007:  $370,505; 2006:  $375,871).  Included in accounts payable and accrued liabilities at December 31, 2008 is $534 (2007:  $31,668) owed to directors, officers and companies controlled by them. Related party transactions are measured at the exchange amount, which amount is agreed to by the parties.

Note 9                 Income Taxes

The Company has incurred non-capital losses for Canadian income tax purposes of $7,094,000, which, together with resource and equipment cost pools of $794,000, may be carried forward to offset future taxable income.  The Company also has capital losses carried forward for Canadian income tax purposes of $14,000,000 which may be applied to offset future capital gains indefinitely.  The benefit, if any, of these non-capital losses, capital losses, and resource pool and equipment cost pool balances have not been reflected in the consolidated financial statements.

As at December 31, 2008, the Canadian non-capital losses carried forward expire as follows:

2009	$849,000
2010	440,000
2014	543,000
2015	1,255,000
2026	1,703,000
2027	1,701,000
2028	603,000

$7,094,000

The Company has incurred expenditures in various other jurisdictions, which are subject to tax authority approval.  No provision for taxes in these other jurisdictions has been recorded.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 9                 Income Taxes – (cont’d)

As at December 31, 2008, the significant components of the Company’s future tax assets and liabilities are as follows:

	2008	2007 Restated

Non capital losses carried forward	$1,773,000	$1,624,000
Capital losses carried forward	3,617,000	3,498,000
Investments	53,000	(378,000)
Foreign exchange	-	(102,000)
Mineral, oil and gas properties and deferred exploration cost	168,000	168,000
Financing costs	19,000	35,000
Equipment	30,000	30,000
Valuation Allowance	(5,660,000)	(4,875,000)

	$ -	$ -

No income tax benefits to the future tax assets have been recognized in the accounts as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation.

The reconciliation of income taxes at Canadian statutory rates to the reported income tax provision is as follows:

	2008	2007 Restated

Statutory tax rate	29.50%	32.12%

Income tax recovery at statutory rates	$(1,250,000)	$(1,177,000)
Effect of reduction in statutory rates	92,000	-
Permanent differences	826,000	312,000
Change in valuation allowance	332,000	865,000

	$ -	$ -

During the year ended December 31, 2008, the Company recognized a foreign currency translation gain of $3,073,315 (2007:  foreign currency translation loss of ($2,439,209)) in other comprehensive income. The related tax effect of $ 453,000 (2007: $(392,000)) was offset by an adjustment of the valuation allowance of the same amount.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 10                 Financial Instruments

The Company’s financial instruments comprise primarily cash and accounts payable and accrued liabilities. The Company has designated cash and cash equivalents as held-for-trading, which is measured at fair value. Accounts payable and accrued liabilities are designated as other liabilities, which are measured at amortized cost.

a)      Fair value

The carrying values of cash, convertible debentures (2007) and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

b)      Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations in cash balances denominated in U.S. dollars as a significant amount of the Company’s expenditures are in U.S. dollars; however this risk is partially mitigated as the majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2008, the Company held  $182,362 (2007 - $4,136,979) of cash denominated in U.S. dollars subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

c)	Concentration of credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2008 the Company’s accounts payable and accrued liabilities were $127,963, all of which fall due for payment within twelve months of the balance sheet date. The Company has minimal long-term commitments

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 10	Financial Instruments – (cont’d)

e)	Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company did not have any borrowings outstanding as at December 31, 2008.

Note 11	Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements on credit facilities and to support any growth plans.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations. The Company monitors capital based on the debt to debt-plus-equity ratio. Debt is total debt shown on the balance sheet, less cash. Debt-plus-equity is calculated as debt shown on the balance sheet, plus total shareholders’ equity which includes share capital, warrants, contributed surplus and deficit. Currently the Company has no debt and is in full compliance with its capital risk management policies. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

Note 12                 Withholding Taxes Payable

The Company is responsible for withholding taxes on its interest payments to non-resident of Canada.  For the year ended December 31, 2008, the Company has accrued $75,015 (2007: $75,015) as withholding taxes payable.

Note 13                 Prior Period Correction

During the year ended December 31, 2008, the Company corrected previous years’ accounting to properly pick up its proportionate share of the currency translation adjustment of FEP as part of Accumulated Other Comprehensive Income (“OCI”).  Further, upon reduction of the Company’s interest in FEC, a proportionate amount of the OCI has been recognized in the Company’s statements of operations.  The impact of the adjustment impacts the Company’s assessment of the effect of the adoption of the new financial instrument standards in 2007 which included the presentation of the Comprehensive Loss for the year.  The effect of the picking up the Company’s proportionate share of FEP’s OCI balance resulted in a reduction of the Company’s investment in FEP to its estimated fair value, hence the write-down recognized in the year ended December 31, 2007 became unnecessary and has been reversed.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 13                 Prior Period Correction – (cont’d)

The impact on the Company’s financial statements at December 31, 2007 and for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
Investment in FEP
As previously reported	$ 5,278,065	$9,572,609
Accumulated foreign exchange losses	(3,385,002)	(945,793)
Write-down of investment in FEP	2,340,636	-
As restated	$ 4,233,699	$8,626,816

Accumulated other Comprehensive Loss
As previously reported	$ -	$ -
Accumulated foreign exchange losses	(3,214,001)	(834,632)
As restated	$(3,214,001)	$(834,632)

Deficit
As previously reported	$(12,778,565)	$(7,174,048)
Write-down of investment in FEP	2,340,636	-
Dilution losses on reduction of investment in FEP	(171,001)	(111,161)
As restated	$(10,608,930)	$(7,285,209)

Dilution gain (loss) on investment in FEP
As previously reported	$ (19,415)	$ 337,456
Effect of foreign currency translation on dilutionofinvestment	(59,840)	(111,161)
As restated	$ (79,255)	$ 226,295

Write-down of investments
As previously reported	$(3,105,311)	$ -
Write-down of investment in FEP	2,340,636	-
As restated	$ (764,675)	$ -

Net loss and comprehensive loss for the year
As previously reported	$(5,946,541)	$(3,263,966)
Write-down of investment in FEP	2,340,636	-
Effect of foreign currency translation on dilutionofinvestment	(59,840)	(111,161)
Net loss for the year as restated	(3,665,745)	(3,375,127)
Effect of foreign currency translation on dilutionofinvestment	59,840	111,161
Foreign currency translation adjustment	(2,439,209)	(66,091)

Comprehensive loss for the year as restated	$(6,045,114)	$(3,330,057)

Basic and diluted loss per share
As previously reported	$ (0.02)	$ (0.02)
As restated	$ (0.02)	$ (0.02)

There was no impact on the total operating, investing and financing activities on the Statement of Cash Flows as a result of these corrections.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 14	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s financial statements are summarized below:

e)	Balance Sheets

		2007
		(Restated -
	2008	Note 13(f)

Total assets under Canadian GAAP	$6,689,967	$11,123,538
Investment in Lascogon (d)	(1,130,185)	(393,190)

Total assets under US GAAP	$5,559,782	$10,730,348

Total liabilities under Canadian GAAP & US GAAP	$127,964	$3,544,363

Total shareholders’ equity under Canadian GAAP	6,562,003	7,579,175
Share capital	(703,466)	(703,466)
Deficit	(2,723,915)	(1,986,920)
Additional paid-in capital	2,455,769	2,455,769
Contributed surplus (c)	(158,573)	(158,573)

Total shareholders’ equity under US GAAP	5,431,818	7,185,985

Total liabilities and shareholders’ equity under US GAAP	$5,559,782	$10,730,348

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 14	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

b)      Income (Loss) Statements

	2008	2007 Restated – Note 13(f)	2006 Restated – Note 13(f)

Net loss under Canadian GAAP	$(4,237,263)	$(3,665,745)	$(3,375,127)
Accretion of equity portion of convertible debt (c)	-	-	452,993
Accretion on long-term debt (c)	-	998,072	-
Gain on change in fair value of derivative liability (b)	-	(735,281)	-
Change in fair value of embedded derivative (e)	-	-	230,498
Equity loss in write-off of resource property costs in Metalore Mining Corporation (d)	-	167,990	(167,990)
Equity loss and write-off of resource property costs in Lascogon Mining Corporation (d)	(736,995)	(308,773)	(84,417)
Accretion of debt discount related to beneficial conversion feature (c)	-	(587,269)	(1,086,190)

Net loss under US GAAP	$(4,974,258)	$(4,131,006)	$(4,030,233)

Basic and diluted loss per share under US GAAP	$ (0.01)	$ (0.03)	$ (0.02)

Weighted average shares outstanding	404,143,765	209,623,217	195,609,707

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

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

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

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

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

In May 2005, the Company issued convertible debentures totalling $1,223,364 (US$970,000). In accordance with Canadian GAAP, at the inception of the debt, the embedded conversion feature of this debt in the amount of $158,574 was presented separately as a component of shareholders’ equity and the amount allocated to the equity component was to be accreted back to debentures payable as a charge to interest over the life of the debentures. For the year ended December 31, 2006, the accretion expense was $139,126.  Under US GAAP, the conversion feature is not subject to bifurcation. As a result, under US GAAP, net loss for the year ended December 31, 2006 would decrease by $139,126.

Under US GAAP, for these convertible debentures there was a beneficial conversion feature totalling $704,220 (US$582,000).  During the year ended December 31, 2005, as a result of measuring this conversion feature, debt discount and additional paid-in capital each would have increased under US GAAP by $704,220.  During the year ended December 31, 2006, the terms of the debentures were amended allowing the holders to an early payout.  As a result, net loss under US GAAP would have increased by $610,324 as a result of accreting the remaining deferred debt discount.

As a result of convertible debenture conversions during the year ended December 31, 2007, net loss would increase by $Nil (2006: $57,203) which is the amount of the deferred financing costs associated with those convertible debentures converted to common shares during the year and which is the amount of deferred financing costs charged to earnings in the year in accordance with the Emerging Issues Task Force (“EITF”) Issue No. 98-5.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 14	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

c)      Convertible Debentures – (cont’d)

The Company had issued convertible debentures during the year ended December 31, 2004 of which $461,555 (US $358,000) had remained outstanding during the year ended December 31, 2005. In accordance with Canadian GAAP, the conversion feature of this debt in the amount of $192,394 was presented as a component of shareholders’ equity and was to be accreted back to debentures payable as a charge to interest over the life of the debentures. For the year ended December 31, 2006, accretion expense on these debentures was $145,899.  Under US GAAP, the conversion feature is not subject to bifurcation. As a result, under US GAAP, net loss for the year ended December 31, 2006 would decrease by $145,899.

During the year ended December 31, 2006, some of the holders of the convertible debenture converted the debt into common stock of the Company. As a result, share capital under US GAAP should decrease by $137,574 (cumulatively $703,466) which was the amount related to the equity component.

d)      Resource Property Costs

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred.  Under US GAAP, resource property costs related to exploration can only be deferred subsequent to the establishment of reserves.  The financial statements of the Company’s investment in Lascogon Mining Corporation (“Lascogon”) reflect deferred exploration costs at December 31, 2008 of $3,880,419 (2007: $2,037,931).  For purposes of US GAAP, the Company’s equity share of the income or loss in its investment in Lascogon is adjusted for its share of the expensing of exploration costs prior to the establishment of reserves under US GAAP.  For the year ended December 31, 2008, this amounted to $736,995 (2007: $308,773).

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

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 14	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

e)      Embedded Derivative

Pursuant to the provisions of SFAS 133, the terms of a share purchase agreement in which the Company was required to sell back a number of the investor’s own shares to the investor at a favourable purchase price was considered an embedded derivative and recorded as such in the liability section of the Company’s balance sheet using the fair value method for determining its value. The change in fair value of the liability at each reporting period was charged to the statement of loss and deficit.  At inception, the value of the derivative was $511,071.  During the years ended December 31, 2008 and 2007, net loss would decrease by $Nil (2006: $230,498) as a result of recording the fair value changes of the embedded derivative liability.

f)      Prior Period Correction

During the year ended December 31, 2008, the Company corrected previous years' accounting to properly pick up its proportionate share of the currency translation adjustment of FEP as part of Accumulated Other Comprehensive Income ("OCI") in accordance with SFAS 52.  Further, upon reduction of the Company's interest in FEC, a proportionate amount of the OCI has been recognized in the Company's statements of operations.

The impact on the Company's financial statements at December 31, 2007 and December 31, 2006 and for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006

Total assets under US GAAP
As previously reported	$11,774,714	$13,056,629
Write-down of investment in FEP	2,340,636	-
Effect of foreign currency translation on dilutionof investment in FEP	(3,385,002)	(945,793)
As restated	$10,730,348	$12,110,836

Total Shareholders’ Equity under US GAAP
As previously reported	$8,230,351	$9,161,859
Write-down of investment in FEP	2,340,636	-
Effect of foreign currency translation on dilutionof investment in FEP	(3,385,002)	(945,793)
As restated	$(7,185,985)	$(8,216,066)

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 14	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

f)      Prior Period Correction – (cont’d)

	2007	2006
Net income (loss) under US GAAP
As previously reported	$(6,411,802)	$(3,919,072)
Write-down of investment in FEP	2,340,636	-
Effect of foreign currency translation on dilutionof investment in FEP	(59,840)	(111,161)
As restated	$(4,131,006)	$(4,030,233)

Basic and diluted loss per share under US GAAP
As previously reported	$ (0.03)	$ (0.02)

As restated	$ (0.03)	$ (0.02)

g)      Recent Accounting Pronouncements

Recently adopted accounting pronouncements

On September 15, 2006, FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 references fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. Originally, SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Accordingly, the Company adopted SFAS No. 157 in the first quarter of fiscal year 2008. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”, which provides a one year deferral of the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of SFAS No. 157 with respect to its financial assets and liabilities only.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 14	Differences Between Canadian and United States Generally Accepted Accounting Princes – (cont’d)

g)      Recent Accounting Pronouncements – (cont’d)

Recently adopted accounting pronouncements- (cont’d)

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.  SFAS No. 159 gives the Company the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis with the difference between the carrying value before election of the fair value option and the fair value recorded upon election as an adjustment to beginning retained earnings.  As of December 31, 2008, the Company had not elected the fair value option for any eligible financial asset or liability.

In December 2007, FASB issued Statement No. 141 (Revised 2007), Business Combinations (“SFAS 141(R)”) and SFAS No. 160, Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”). SFAS 141(R) requires companies to: (i) recognize, with certain exceptions, 100% of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100% controlling interest when the acquisition constitutes a change in control of the acquired entity; (ii) measure acquirer shares issued in consideration for a business combination at fair value on the acquisition date; (iii) recognize contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings; (iv) with certain exceptions, recognize pre-acquisition loss and gain contingencies at their acquisition-date fair values; (v) capitalize in-process research and development (“IPR&D”) assets acquired; (vi) expense, as incurred, acquisition-related transaction costs; (vii) capitalize acquisition-related restructuring costs only if the criteria in SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities , are met as of the acquisition date; and (viii) recognize changes that result from a business combination transaction in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals as adjustments to income tax expense.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 14	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

g)	Recent Accounting Pronouncements – (cont’d)

Recent Accounting Pronouncements Not Yet Adopted – (cont’d)

SFAS 141(R) is required to be adopted concurrently with SFAS 160 and is effective for business combination transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of these statements is prohibited. The Company does not believe the adoption of these statements will have a material impact on significant acquisitions completed after January 1, 2009.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (Revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles (GAAP). This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited.  The Company does not expect the adoption of FAS 142-3 to have a material effect on its results of operations and financial condition.

In May 2008, FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). This standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for non-governmental entities. SFAS No. 162 is effective 60 days following the U.S. Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, the meaning of “Present Fairly in Conformity with GAAP”. The Company is in the process of evaluating the impact, if any, of SFAS 162 on its financial statements.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
(Stated in Canadian Dollars)

Note 14	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

g)	Recent Accounting Pronouncements – (cont’d)

Recent Accounting Pronouncements Not Yet Adopted – (cont’d)

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 is effective for the Company’s fiscal year beginning January 1, 2009 and will be applied retrospectively to all periods presented. The Company is currently evaluating the effects of adopting FSP APB 14-1.

In June 2008, the FASB reached consensus on EITF Issue No. 07-05 (‘EITF 07-05”), “Determining Whether an Instrument (or embedded feature) Is Indexed to an Entity’s Own Stock.”. EITF 07-05 clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which would qualify as a scope exception under SFAS 133. EITF 07-05 is effective for financial statements issued for fiscal years beginning after December 15, 2008. Early adoption of EITF 07-05 is not permitted. The Company does not believe the adoption of EITF 07-05 will have a material impact on the Company’s financial position, results of operations or cash flows.

FORUM ENERGY PLC
2008 ANNUAL REPORT & ACCOUNTS

FORUM ENERGY PLC IS A UK INCORPORATED MAJORITY FILIPINO HELD OIL & GAS EXPLORATION AND PRODUCTION COMPANY WITH A FOCUS ON THE PHILIPPINES.

The Company’s principal asset is a 70% interest in GSEC101, an offshore petroleum licence situated west of Palawan Island in the South China Sea. In 2006, results from a 248-square kilometre 3D seismic survey over the licence area indicated 3.4TCF gas-in-place (GIP)

During 2008 Philex Mining Corporation, a company listed on the Philippine Stock Exchange, acquired an effective 61.44% controlling stake (held directly and indirectly) in the Company through a tender offer for all shares at 48 pence per share, which expired in September 2008.

The Company’s shares are traded on the Alternative Investment Market (AIM) of the London Stock Exchange under the symbol FEP.

HIGHLIGHTS

OPERATIONAL HIGHLIGHTS

•	Agreed Work Programme with the Philippine Department of Energy (DOE) for GSEC101, Forum’s principal asset, and continued to finalise conversion of this licence to a full Service Contract;

•
Finalised farm-out of a 30% interest in GSEC101 to a local partner Monte Oro Resources & Energy, Inc. (Monte Oro) in which Forum benefited from an immediate cash payment of US$1.7million, securing Monte Oro’s involvement and thereby qualifying the Joint Venture for the Filipino Participation Incentive Allowance (FPIA) which entitles the Company to 7.5% of gross revenues, prior to sharing revenues with the government;

•	Galoc production commencement;

•	Closing of the sale of Central Cebu Coal Operating Contract 132 (COC132) for $3.5million;

•	Initiated Work Programme on Coal Operating Contract 131 (COC131) to further define reserves and enable conversion to full production licence;

•	Signed Gas Sale and Purchase Agreement (GSPA) on the development of the Libertad Gas Field in Cebu; and

•	Initiated programme to review multiple international opportunities in view of Company’s enhanced status through Philex Mining Corporation’s investment.

FINANCIAL AND CORPORATE HIGHLIGHTS

•	Working capital of US$3.9 million as of 31 December 2008 (US$6.4 million – 2007).
•	Shareholders’ equity of US$45 million as of 31 December 2008 (US$49 million -2007).
•	Revenues of US$0.7 million in 2008 (US$0.9 million – 2007).
•	Board re-structured and enhanced with appointment of Walter Brown as CEO; and
•	Fixed overhead costs substantially reduced going forward.

ASSET SUMMARY

GSEC101
The block has expected reserves of 3.4TCF GIP (previously independently assessed by PGS Reservoir Consultants (UK) Ltd at 2.7TCF GIP). Additionally the evaluation indicated upside to 20TCF. Additional leads were also identified further adding to the prospectivity of the licence area. In 2008 a Joint Venture was formed with Monte Oro Resources and Energy, Inc. (MORE) which qualified the JV for the Filipino Participation Incentive Allowance (FPIA). Through a 30% farm-out to MORE, the JV will receive 7.5% of any gross revenues, prior to sharing revenues with the government.

NW PALAWAN
Forum’s main interest in this block is in the Galoc Field (2.27% participating interest.) Galoc initially commenced production in Q4 2008 however due to technical problems it was suspended and re-started in Q1 2009. Net revenues to Forum over a 24-month period, are expected to be in excess of US$1million, but could be substantially in excess of this figure given the current comparatively low price of oil. In addition Phase 2 of this development will increase potential earnings from the block. Forum also has nominal production from the SC6/14 Nido / Matinloc fields also contained within this block.

SC40
The SC40 block contains numerous onshore prospects and leads and significant offshore potential. In addition the Libertad Gas Field contained within the block is now currently being developed with DESCO and production is anticipated within 2009. Further ventures to produce across this significant acreage are underway. The Company’s Hycalog drilling rig is also located on this block.

COC131
This highly prospective coal block located in Cebu is currently the subject of a JORC compliant drilling programme. It is anticipated that the programme will be concluded within H1 2009. The Company will either sell the reserves or develop them, depending on the outcome of the programme.

CHIEF EXECUTIVE’S STATEMENT

Dear Shareholder,
Forum Energy made significant progress in 2008 and has been strengthened immensely by the majority shareholding of Philex Mining Corporation which holds 61.44% (directly and indirectly) of the shares in Forum Energy and which brings significant Filipino involvement to the Company as well as the security of a large balance sheet which is available to assist Forum Energy in the development of its projects.

GSEC101
It is considered that the interest of Philex in Forum, signifies the importance of GSEC101, which is possibly the most prospective hydrocarbon exploration / development prospect in the Philippines at this current point in time. Whilst the licence is still in an exploration phase, Philex and Forum remain committed to its conversion to a full Service Contract and in this respect are pleased that the future Work Programme and structure of the project has now been agreed with the DOE.

The GSEC101 Joint Venture now involves Monte Oro (subject to final DOE approval). Monte Oro holds a 30% interest which qualifies the JV to the Filipino participation incentive allowance (FPIA) equating to 7.5% of any gross revenue prior to sharing revenues with the government. Forum received an additional $1.7million in June 2008 in recognition of partial back costs.

Forum looks forward to disclosing further updates on GSEC101s development throughout 2009.

Coal
Your company also received DOE approval on the Central Cebu sale which resulted in a $3.5million cash injection into the Company which holds the licence in Q4 2008. In additional Forum, commenced a thorough exploration programme of the highly promising COC131 project in Southern Cebu which the Company will either monetize or develop, depending on the results of the Work Programme.

Galoc
Production from the Galoc development in which Forum has a nominal working interest (2.27%)  commenced last year but had been temporarily halted between 16th December 2008 and 25th February 2009 due to technical problems, nonetheless production is now back online and Forum will therefore anticipate receiving revenues from the project by H2 2009 assuming no further delays. A second phase of development which would provide substantial upside especially when oil prices recover from their recent lows, is set to move forward this year. Forum remain committed to supporting this additional development.

SC40
We have already made significant progress on this block with a development arrangement with DESCO, a well established drilling company in the Philippines, to develop the Libertad Gas Field in Cebu. Under the arrangement we anticipate power production from this proven resource to begin within the year. We also look forward to further developments on this proven block before the end of the year.

Financial Results and Key Financial Indicators
Revenue has declined from $876,000 in 2007 to $706,000 in the current year largely as a result of the decrease in oil prices which the industry as a whole has been affected by. However despite the decrease in world wide oil prices your Board considers the performance of the Group’s producing assets to be inline with their expectations. The Board will continue to seek to maximize the Revenue streams for the Group.

Forum recorded a gross loss of US$0.3 million for the 12 months ended 31 December 2008 compared to US$0.1 million for the previous year; due to the decrease in oil prices during 2008. Total administrative expenses increased to US$4.4 million compared to US$3.1 million in the previous year. The increase was primarily attributable to direct costs in relation to the mandatory offer and changes in key management during the year. The Board will continue to monitor the Group’s expenses in order to ensure value for money is always obtained for services provided by the Group.

Financial income of US$0.3 million shows an increase from US$0.1 million in the previous year due to unrealised gains on a Philippines peso-based long term creditor, compared to a loss of $0.6 million in 2007. The unrealised loss on the Philippines based long term creditor in 2007 is the reason behind financial expenses decreasing to nil from US$0.6 million in 2007.

There were no significant tax charges or provisions for the period due to the emphasis upon investment activities during 2008, generating a loss after tax of US$4.3m (2007: US$3.9m). Overall there have been a significant number of changes in the year which have resulted in a loss after minority interest of US$0.152 per share (2007: US$0.122).

Cash Flow and Capital Expenditure
The Company’s working capital has decreased to US$3.9 million from US$6.4 million. This is primarily due to increase in cash based administrative expenses in relation to the mandatory offer and changes in key management during the year. The additional cash based administrative costs were partially offset by the cash inflow of US$1.7 million from the 30% disposal of a participating interest in GSEC101 and the US$0.5 million issue of equity during the year.

Balance Sheet and Financing
The Group has no long-term debt, with the exception of a liability it has recognised to FEI, which will become payable as and when the cost recovery commences from production in SC40.

The minority interest represents the minority shareholder in FEI (33.33%) and reflects its net share in the recognised losses or profits for the period.

Outlook for 2009
Through the involvement of Philex Mining Corporation, we believe Forum is much better positioned to take the fullest advantage of both its own portfolio as well as to capitalise on additional opportunities in the sector both within the Philippines and Internationally. In 2009, we expect to see positive developments on all assets and I will ensure shareholders are kept informed as we move forward.

Summary
We take this opportunity to thank our shareholders, our staff and the board of directors, employees and consultants for their valuable assistance in our endeavors to add value to your investment in our Company.

You have our commitment to continue to exert out best efforts not only to safeguard your investment but to enhance its value.

Walter W. Brown
Chief Executive Officer
9 March 2009

BOARD OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Alan Brodie Henderson (aged 75)
Non-Executive Chairman and Independent Director
Alan Henderson has over 30 years’ experience in the oil and gas industry during a career spanning over 40 years. He is Chairman of Aberdeen New Dawn Investment Trust plc and a Director of Global Energy Development plc and Public Service Properties Investments Limited. He has held several non-executive directorships, including Ranger Oil Ltd between 1972 and 1992, and ADT Limited between 1992 and 1997. He was an Executive Director of Ranger Oil (UK) Ltd between 1991 and 2000, and Chairman between 1995 and 2000.

Walter W. Brown (aged 69)
Chief Executive Officer
Since January 2004, Walter Brown has been Chairman and Chief Executive Officer of Philex Mining Corporation, a company that, through its subsidiaries Philex Petroleum Corporation and FEC Resources, Inc, has an interest in 18,483,511 ordinary shares of Forum Energy, representing 61.44% of the issued share capital of the Company.
Walter Brown is also Chairman of A Brown Company, Inc., Chairman & President of Monte Oro Resources Energy Inc., (which holds a 30% interest in GSEC101) Monte Oro Grid Resources Corporation, President & Chief Executive Officer of National Grid Corporation of the Philippines, Director of FEC Resources, Inc., Philippine Realty and Holdings Corp., Philodrill Corporation, Petroenergy Resources Corporation and ISM Communications Corporation.

He received two undergraduate degrees B.S. Physical Science (1959), B.S. Geology (1960), from the University of the Philippines, Manila, post graduate degrees from Stanford University, M.S. Economic Geology (1963), Ph. D in Geology, Major in Geochemistry (1965). He was also a candidate in Master of Business Economics (1980) from the University of Asia & Pacific (formerly Centre for Research & Communications)

He was formerly associated with the following listed Philippine companies either as Director or President: Dominion Asia Equities, Inc. (Belle Corp), Palawan Oil & Gas Exploration (Vantage Equities), 7 Seas Oil Company, Inc. (Abacus), Universal Petroleum (Universal Rightfield), Sinophil Corp., Asian Petroleum Corporation, Acoje Mining Corp. Semirara Coal Corp., Surigao Consolidated Mining Inc., (Suricon), Vulcan Industrial and Mining Corp., San Jose Oil., Seafront Petroleum, and Basic Petroleum. He was also Technical Director of Dragon Oil Plc, a company listed on the London Stock Exchange.

Andrew J Mullins (aged 28)
Executive Director
Andrew Mullins was previously Vice President of NASDAQ-listed Tracer Petroleum Corporation and subsequently Forum Energy Corporation. He was a key figure in the reorganisation of shares of Forum and admission of the Company to AIM in 2005. In 2006 Andrew was appointed Company Secretary of Forum Energy and in 2008 as an Executive Director of the Company.  He holds a B.Eng (Hons) in Mechanical Engineering from University College London and is also a Director and Chief Executive Officer of PhiGold Plc and PhiGold Mining Limited.

Barry Stansfield (aged 58)
Non-Executive Director
Barry Stansfield is an independent Director with broad experience of business spanning over 30 years. He was co-owner and Managing Director of Stansfield Lake, a London-based marketing company until the Company was acquired by Communicator Plc. Currently, he is Chairman of FEC Resources Inc, and has been an independent Director with them since April 2003. He is also a partner in a private property investment company based in southern England.

Secretary
Andrew J Mullins

Registered office
120 Bridge Road
Chertsey
Surrey KT16 8LA

Principal place of business
14F Pearlbank Centre
146 Valero Street
Salcedo Village
Makati City
Metro Manila
The Philippines

Company number
05411224
(England and Wales)

Auditors
BDO Stoy Hayward LLP
55 Baker Street
London W1U 7EU

Brokers & Financial Advisers
Noble & Company Limited
76 George Street
Edinburgh EH2 3BU

Registrars
Share Registrars Ltd
Craven House
West Street
Farnham
Surrey GU9 7EN

Solicitors
Osborne Clarke
2 Temple Back East
Temple Quay
Bristol BS1 6EG

REPORT OF THE DIRECTORS

The Directors present their report together with the audited financial statements for the year ended 31 December 2008.

Results and Dividends
The Consolidated Income Statement is set out on page [X] and shows the loss for the period.

The Directors do not recommend the payment of a dividend (2007: nil).

Principal Activities and Business Review
The Company’s principal activity is to pursue the exploration for, development of, and production from oil, gas and coal assets with a focus on the Philippines.

The information that fulfils the requirements of the Business Review can be found in the Chief Executive’s Review which are incorporated into this report on pages [X].

Financial Instruments
Details of the use of financial instruments by the Company and it’s subsidiaries are contained in Note 26 of the Financial Statements.

Employment Practices
The Group and Company are equal opportunity employers, with recruitment, remuneration and career progression not influenced by race, gender, marital status or disability. The Group and Company promote workforce diversity and have a business unit in the Philippines which is staffed by regional employees.

Health, Safety and Environment
The Group and Company are committed to effective Health, Safety and Environmental practices, which benefit its employees, contractors and the community which the Group conducts its operations.

Principal Risks and Uncertainties
The Group’s revenue is dependant on production rates and international oil prices and also to the success of its future exploration and development activities.  The Group’s operations are subject to environmental and health and safety obligations and insured risks that are typical of the industry and nature of the activities being carried out. The Group’s operation’s are also subject to political regulatory changes in the country of operation.

Key Performance Indicators
The Group’s key financial performance indicators are the maximization of revenue and minimization of expenses (discussed in the Chief Executive’s Review – Financial Results and Key Financial Indicators on page X).

Its key non-financial performance indicators are the optimum deployment of its existing resources (discussed in the Chief Executive’s Review – Summary and Outlook for 2008 on page X).

Substantial Shareholdings
Shareholdings in the Company as at 21 February 2008, where 3% or greater of number of shares issued were held, were as follows:

Number of shares in issue: 30,084,121
Total shares under option: 2,567,000

Shareholder	Number of Shares Held	%
Philex Petroleum Corporation*	9,933,311	33.02
FEC Resources Inc*	8,550,200	28.42
Wellington Asset Management Ltd	7,804,778	25.94
Basic Petroleum Corporation	933,759	3.10
TOTAL	27,222,048	90.48
*Both subsidiaries of Philex Mining Corporation, Forum Energy’s Parent Company

REPORT OF THE DIRECTORS - CONTINUED

Charitable and Political Donations
No charitable or political donations were made during the year (2007: nil).

Directors
The Directors of the Company during the period and their interests in the common share capital of the Company were:

Number of ordinary                                                        Number of ordinary
shares 31 December 2008               shares 1 January 2008
Alan Henderson (1)(2)                                                                             –                                                       5,000
Barry Stansfield (1)(2)                                                                              –                                                         –
Graeme Thomson (resigned 20/08/08)                                                   –                          10,000
Henry Wilson (resigned 20/08/08)                                                         –                          50,000
Russell Harvey (resigned 23/06/08)                                                       –                          81,500
Andrew Mullins (appointed 20/08/08)                                                  –                             –
Walter W. Brown (appointed 14/11/08)                                                –                             –

                                    Number of                                                          Number of
          options over                                                          options over
                                              ordinary shares                                                      ordinary shares
            31 December 2008                                                      1 January 2008
Alan Henderson (1)(2)                                                                         272,000                                                     272,000
Barry Stansfield (1)(2)                                                                          200,000                                                     109,000
Graeme Thomson (resigned 20/08/08)                                                   –                                                          79,000
Henry Wilson (resigned 20/08/08)                                                         –                                                          50,000
Russell Harvey (resigned 23/06/08)                                                       –                                                        800,000
Andrew Mullins (appointed 20/08/08)                                              500,000                                                     350,000
Walter W.Brown (appointed 14/11/08)                                          1,000,000                           –

(1) Member of the Remuneration and Nomination Committee.
(2) Member of the Audit Committee.

Indemnity Provision
All of the current Directors benefited from qualifying third party indemnity provisions in place during the year ended 31 December 2008 and at 9 March 2009.

Statement of Directors’ Responsibilities

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of the Directors' Report.

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with the Companies Act 1985. The Directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The Directors have chosen to prepare financial statements for the Company in accordance with IFRS.

International Accounting Standard 1 requires that the financial statements present fairly for each financial period the Group’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s “Framework for the preparation and presentation of financial statements”. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards.

REPORT OF THE DIRECTORS - CONTINUED

A fair presentation also requires the Directors to:

• Select suitable accounting policies and apply them consistently;
• Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
• Provide additional disclosures when compliance with specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, and any other events and conditions on the entity’s financial position and financial performance; and
• Prepare the accounts on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

Financial information is published on the Company’s website. The maintenance and integrity of this website is the responsibility of the Directors; the work carried out by the Auditors does not involve consideration of these matters and, accordingly, the Auditors accept no responsibility for any changes that may occur to the financial statements after they are initially presented on the website.

It should be noted that legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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

DIRECTORS’ STATEMENT AS TO DISCLOSURE OF INFORMATION TO AUDITORS

The Directors who were members of the Board at the time of approving the Directors’ report are listed on page X. Having made enquiries of fellow Directors and of the Company’s auditors, each of these Directors confirms that:

- To the best of each Director’s knowledge and belief, there is no information relevant to the preparation of their report of which the Company’s auditors are unaware; and

- Each Director has taken all the steps a Director might reasonably be expected to have taken to be aware of relevant audit information and to establish that the Company’s auditors are aware of that information.

On behalf of the Board

Andrew Mullins
Director
9 March 2009

CORPORATE GOVERNANCE STATEMENT
The Directors voluntarily follow the Revised Combined Code on Corporate Governance in so far as it is practically possible given the Company’s size and has established the following corporate governance provisions:
1) A Non-Executive Chairman of the Board, Mr. A Henderson who serves as the company’s independent Director, together with one non-executive Director and two Executive Directors; and
2) An Audit Committee comprising of two Non-Executive Directors, having documented terms of reference and chaired by Mr. B. Stansfield, a Non-Executive Director.
3) A Remuneration and Nomination Committee comprising two Non-Executive Directors having documented terms of reference and chaired by an independent (for purposes of the defined code) Non-Executive Director, Mr. A Henderson.

The Board met 12 times in 2008. Board meeting attendance is detailed below:

2008
Executive Directors
Walter W. Brown(1)                                                                                                                                     1
Andrew Mullins(2)                                                                                                                                       4
Russell Harvey(3)                                                                                                                                         4

Non-Executive Directors
Alan Henderson                                                                                                                                           12
Barry Stansfield                                                                                                                                            12
Henry Wilson(4)                                                                                                                                           7
Graeme Thomson(4)                                                                                                                                             6

(1) Appointed 14 November 2008
(2) Appointed 20 August 2008
(3) Resigned 23 June 2008
(4) Resigned 20 August 2008

All necessary information is supplied to the Directors on a timely basis to enable them to discharge their duties effectively, and all Directors have access to independent professional advice, at the Company’s expense, as and when required. The Articles of Association requires that at least one third of the Directors retire and may submit themselves for re-election at the AGM each year.

Committees
Each of the Audit and Remuneration and Nomination Committees has its own terms of reference.

Audit Committee
The Audit Committee comprises of Barry Stansfield (Chairman) and Alan Henderson. The Audit Committee is responsible for monitoring the integrity of the financial statements of the Group, assessing the effectiveness of the Group’s internal controls and risk management systems, and reviewing the scope and effectiveness of the external audit function.
The Committee met twice during 2008 to review the interim financial statements and the Group’s auditors and audited financial statements. The Audit Committee meetings were attended by all Committee members for review purposes on the interim financial statements and audited financial statements.
The current Auditors (BDO Stoy Hayward LLP) have unrestricted access to the Chairman of the Audit Committee.

Remuneration and Nominations Committee
The Remuneration and Nominations Committee comprises of Alan Henderson (Chairman) and Barry Stansfield. The Remuneration and Nominations Committee is responsible for making recommendations to the Board on the Company’s remuneration policy and for determining remuneration of the Executive Directors and senior employees. The Remuneration and Nominations Committee is responsible for the composition of the Board and makes recommendations on the appointment of new Directors as well as making recommendations to the Board on succession planning.
The Remuneration and Nomination Committee met twice during the year and the meetings were attended by all Committee members.

CORPORATE GOVERNANCE STATEMENT - CONTINUED

Shareholder Relations
Communications with shareholders is undertaken through face-to-face meetings, general presentations at the time of the release of interim and full year results, and news releases. The Group’s website (www.forumenergyplc.com) facilitates the publication of results and the posting of news regarding the Group and its developments.

The Chairman is available to meet with institutional shareholders to discuss any issues and concerns regarding the Group’s governance. Non-Executive Directors can also attend meetings with major shareholders if requested.
The participation of both private and institutional investors at the AGM is welcomed by the Board.

Internal Controls
The Directors acknowledge their responsibility for the Company’s and the Group’s systems of internal control, which are designed to safeguard the assets of the Group and ensure the reliability of financial information for both internal use and external publication. The Group’s internal control procedures include Board, technical and financial approval for all significant projects. All major expenditures require senior management approval at the appropriate stages of each transaction. Overall control is ensured by a regular detailed reporting system covering both technical progress of a project and the state of the Group’s financial affairs. The Board has put in place procedures for identifying, evaluating and managing any significant risks that face the Group.

Any systems of internal control can provide only reasonable, and not absolute assurance that material financial irregularities will be detected or that the risk of failure to achieve business objectives is eliminated. The Directors having reviewed the effectiveness of the system of internal financial, operational and compliance controls and risk management, consider that the system of internal control operated effectively throughout the financial period and up to the date the financial statements were signed.

INDEPENDENT AUDITOR'S REPORT TO THE SHAREHOLDERS OF FORUM ENERGY PLC

We have audited the group and parent company financial statements (the ''financial statements'') of Forum Energy Plc for the year ended 31 December 2008 which comprise the consolidated income statement, the consolidated and company balance sheets, the consolidated and company cash flow statements, the consolidated and company statements of changes in equity and the related notes.  These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985 and whether the information given in the directors’ report is consistent with those financial statements.  We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the directors’ report and consider the implications for our report if we become aware of any apparent misstatements within it.

We read other information contained in the annual report, and consider whether it is consistent with the audited financial statements.  This other information comprises only the directors report, the highlights and the chief executive’s statement.  We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.  Our responsibilities do not extend to any other information.

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

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board.  An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements.  It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

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

Opinion

In our opinion:

•    the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2008 and of its loss for the year then ended;

•    the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 December 2008;

•    the financial statements have been properly prepared in accordance with the Companies Act 1985; and

•    the information given in the directors’ report is consistent with the financial statements.

BDO Stoy Hayward LLP
Chartered Accountants and Registered Auditors
Address
Date

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2008

	Note	Year ended 31 December 2008 US$’000	Year ended 31 December 2007 US$’000
Continuing operations Revenue		706	876

Cost of sales		(1,017)	(1,013)

Gross loss		(311)	(137)

Other administrative expenses		(4,030)	(2,135)
Impairment of deferred and abortive project costs		_	(84)
Share-based payments expense		(334)	(843)

Total administrative expenses	3	(4,364)	(3,062)

Loss from operations		(4,675)	(3,199)

Financial income	5	306	137
Financial expense	6	_	(609)

Loss on ordinary activities before taxation		(4,369)	(3,671)

Tax expense	7	(68)	(39)

Loss from continued operations		(4,437)	(3,710)

Discontinued operations
Profit/(loss) on discontinued operations (net of tax)	8	90	(180)

Loss for the year		(4,347)	(3,890)

Attributable to:
Equity holders of the parent	22	(4,425)	(3,503)
Minority interest	22	78	(387)

Loss per ordinary share (US$) attributable to equity holders of the parent		(4,347)	(3,890)
Basic and diluted	9	(0.152)	(0.122)

Loss per ordinary share (US$) on continued operations
Basic and diluted	9	(0.155)	(0.116)

The notes on pages XX to XX form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2008

Group	Share capital US$’000	Share premium US$’000	Share option reserve US$’000	Retained earnings US$’000	Total attributable to equity holders of parent US$’000	Minority interest US$’000	Total US$’000
Balance as at 1 January 2007	5,182	48,597	824	(4,624)	49,979	1,872	51,851

LOSS FOR THE YEAR	–	–	–	(3,503)	(3,503)	(387)	(3,890)

Total recognised income and expense for the year	–	–	–	(3,503)	(3,503)	(387)	(3,890)
Share-based payment	–	–	843	–	843	–	843
Issue of Shares	15	99	–	–	114	–	114

Balance as at 1 January 2008	5,197	48,696	1,667	(8,127)	47,433	1,485	48,918
Loss for the year	–	–	–	(4,425)	(4,425)	78	(4,347)

Total recognised income and expense for the year	–	–	–	(4,425)	(4,425)	78	(4,347)
Share-based payment	–	–	334	–	334	–	334
Transfer to retained reserves	–	–	(1,844)	1,844	–	–	–
Issue of shares	246	242	–	–	488	–	488

Balance as at 31 December 2008	5,443	48,938	157	(10,708)	43,830	1,563	45,393

Company	Share capital US$’000	Share premium US$’000	Share option reserve US$’000	Retained earnings US$’000	Total US$’000

Balance as at 1 January 2007	5,182	48,597	795	(2,568)	52,006
Loss for the year	–	–	–	(2,278)	(2,278)

Total recognised income and expense for the year	–	–	–	(2,278)	(2,278)
Share-based payment	–	–	872	–	872
Issue of shares	15	99	–	–	114

Balance as at 1 January 2008	5,197	48,696	1,667	(4,846)	50,714
Loss for the year	–	–	–	(4,070)	(4,070)

Total recognised income and expense for the year	–	–	–	(4,070)	(4,070)
Share-based payment	–	–	334	–	334
Transfer to retained reserves	–	–	(1,844)	1,844	–
Issue of shares	246	242	–	–	488

Balance as at 31 December 2008	5,443	48,938	157	(7,072)	47,466

The notes on pages XX to XX form part of these financial statements.

CONSOLIDATED BALANCE SHEET
At 31 December 2008

	Note	2008 US$’000	2007 US$’000

Non-current assets
Intangible assets	11	40,606	41,900
Property, plant and equipment	12	3,784	4,101
Other financial assets	13	8	25

Total non-current assets		44,398	46,026

Current assets
Inventories	16	77	117
Trade and other receivables	17	275	364
Advances to associate companies	17	3,165	3,848
Cash and cash equivalents		2,574	2,319

Total current assets		6,091	6,648

Non-current assets held for sale	19	991	901

Total assets		51,480	53,575

Liabilities:
Current liabilities
Trade and other payables	20	235	283
Advances from associate companies	20	2,011	-

Total current liabilities		2,246	283

Non-current liabilities
Other payables	20	3,841	4,374

Total liabilities		(6,087)	(4,657)

Total net assets		45,393	48,918

Capital and reserves attributable to equity holders of the Company
Called up share capital	21	5,443	5,197
Share premium account	21	48,938	48,696
Share option reserve		157	1,667

Retained losses		(10,708)	(8,127)
		43,830	47,433

Minority interest	22	1,563	1,485

Total equity		45,393	48,918

The financial statements were approved and authorised for issue by the Board on  2009.

…………………………………………
Andrew Mullins
Director

The notes on pages XX to XX form part of these financial statements.

COMPANY BALANCE SHEET
AT 31 DECEMBER 2008

	Note	2008 US$’000	2007 US$’000

Non-current assets
Property, plant and equipment	12	11	13
Other financial assets	13	32,891	32,891

Total non-current assets		32,902	32,904

Current assets
Trade and other receivables	17	32	63
Other financial assets	18	12,067	15,692
Cash and cash equivalents		2,533	2,237

Total current assets		14,632	17,992

Total assets		47,534	50,896

Liabilities:
Current liabilities
Trade and other payables	20	68	182

Total current liabilities		(68)	(182)

Total net assets		47,466	50,714

Capital and reserves attributable to equity holders of the Company
Called up share capital	21	5,443	5,197
Share premium account	21	48,938	48,696
Share option reserve		157	1,667

Retained losses		(7,072)	(4,846)

Total equity	22	47,466	50,714

The financial statements were approved and authorised for issue by the Board on 2009.

Andrew Mullins

Director

The notes on pages xx to xx form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2008

	Note	Year ended 31 December 2008 US$’000	Year ended 31 December 2007 US$’000

Cash flows from operating activities
Loss before taxation		(4,279)	(3,851)
Adjustments for:
Depreciation		458	645
Impairment		-	84
Loss on sale of property plant and equipment		-	2
Share-based payment expense		334	843
Exchange (gain)/loss		(285)	609
Loss on financial assets		17	15
Interest income		(21)	(137)
Share of operating (profit)/loss of associate		(90)	180

		413	2,241

Cash flows from operating activities
before changes in working capital and provisions		(3,866)	(1,610)

Decrease/(increase) in trade and other receivables		22	(88)
Decrease in inventories		40	37
Decrease in trade and other payables		(33)	(617)

		29	(668)

Cash generated from operations		(3,837)	(2,278)
Income taxes paid		(2)	(37)

Net cash flows from operating activities		(3,839)	(2,315)

Investing activities
Interest received		21	137
Purchase of property, plant and equipment		(141)	(109)
Sale of property, plant and equipment		-	45
Purchase of intangible assets		(406)	(489)
Disposal of intangible assets		1,700	-
Repaid/(advanced) from/to associated companies		2,694	(689)

Net cash from/(used in) investing activities		3,868	(1,105)

Financing activities
Issue of ordinary share capital		488	–

Net cash from financing activities		488	–

Net increase/(decrease) in cash and cash equivalents		517	(3,420)

Cash and cash equivalents at beginning of the year		2,319	5,739

Foreign exchange movements on cash and cash equivalents		(262)	–

Cash and cash equivalents at end of the year	25	2,574	2,319

The notes on pages xx to xx form part of these financial statements.

COMPANY CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2008

	Note	Year ended 31 December 2008 US$’000	Year ended 31 December 2007 US$’000

Cash flows from operating activities
Loss before taxation		(4,070)	(2,278)
Adjustments for:
Depreciation		11	8
Share-based payment expense		334	872
Exchange loss/(gain)		158	(24)
Interest income		(21)	(83)

		482	773

Cash flows from operating activities
before changes in working capital and provisions		(3,588)	(1,505)

Decrease/(increase) in trade and other receivables		31	(2)
Decrease in trade and other payables		(114)	(628)

		(83)	(630)

Cash generated from operations		(3,671)	(2,135)

Investing activities
Interest received		21	83
Purchase of property, plant and equipment		(9)	(13)
Repayment of subsidiary undertaking loans		3,625	1,893

Net cash from/(used in) investing activities		3,637	1,963

Financing activities
Issue of ordinary share capital		488	–

Net cash from/(used in) financing activities		488	–

Net increase/(decrease) in cash and cash equivalents		454	(172)

Cash and cash equivalents at beginning of the year		2,237	2,385

Foreign exchange movements on cash and cash equivalents		(158)	24

Cash and cash equivalents at end of the year	25	2,533	2,237

The notes on pages xx to xx form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2008

1 ACCOUNTING POLICIES
Basis of preparation
The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated.  Both the parent company financial statements and the Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards IFRS’s and IFRIC interpretations,  issued by the International Accounting Standards Board (ISAB) as endorsed for use in the EU (“Endorsed IFRSs”) and those parts of the Companies Act 1985 that are applicable to companies that prepare their financial statements under IFRS.

New IFRS issued by the IASB effective from 1 January 2007 and applied in these financial statements are as follows:

Change to
Standard	accounting policy	Date of adoption	Impact on initial application

IFRS7 ‘Financial Instruments:	No changes to current	1 January 2007	This standard requires additional
Disclosures’ and amendments to IAS32 ‘Financial Instruments:	accounting policy		disclosure regarding financial instruments.
Disclosure and preparation’

Amendment to IAS1 ‘Presentation of Financial Statements – Capital Disclosures’	No changes to current accounting policy	1 January 2007	This standard requires additional disclosure concerning an entity’s capital.

The following standards, interpretations and amendments issued by the IASB are effective in 2008 but not relevant or have no impact on the Group:

IFRIC 11, IFRS2, ‘Group and Treasury Share Transactions’ (effective 1 March 2007). This amendment provides guidance as to whether certain share-based payment transactions should be classified as “equity settled” or “cash settled”.

IFRIC 12, ‘Service Concession Arrangements’. (effective 1 January 2008) This amendment interprets 14 IFRSs that refer to a public sector entity that awards the concession as the grantor and the private sector entity that provides the services as the operator.

IFRIC 14, IAS19, ‘The Limit on Defined Benefit Asset Minimum Funding Requirements and their Interaction’ (effective 1 January 2008). This amendment clarifies how any asset in a defined benefit pension scheme should be determined, in particular where a minimum funding requirement exists.

IFRIC 13, ‘Customer Loyalty Programmes’ (effective 1 July 2008). This interprets accounting by entities that grant loyality awards credits.
IAS 39 AND IFRS 7, ‘Reclassification of Financial Instruments’ (effective 1 July 2008). This amendment provides guidance on reclassification of non- derivative financial assets.
IFRIC 16, ‘Hedges of a Net Investment in a foreign operation’ (effective 1 October 2008). This clarifies accounting treatment of changes in foreign exchange rates in respect of hedged items.
No other IFRS’s issued and adopted but not yet effective are expected to have an impact on the Group’s financial statements.

Standards, amendments and interpretations that are not yet effective include:

-               IAS1, Amendment – ‘Presentation of financial statements: a revised presentation’ (revised, effective 1 January 2009);
-               IFRS1 and IAS 27, Amendment – ‘Cost of a investment in a sudsidiary, joint-controlled entity or associate’ (effective 1 January 2009);
-               IFRS2, Amendment – ‘Share based payments: vesting conditions and cancellations’ (effective 1 January 2009);
-       IFRS8, ‘Operating Segments’ (effective from 1 January 2009);
-       IFRIC15, ‘Agreements for the Construction of Real Estate’ (effective 1 January 2009);
-       IAS23, ‘Borrowing Costs’ (revised, effective from 1 January 2009);
-               IAS32, and (IAS 1), Amendment – ‘Puttable financial instruments and obligations arising on liquidation’ (effective from 1 January 2009);
-       IFRS3, ‘Business Combinations’ (revised, effective from 1 July 2009);
-       IFRIC 17, ‘Distribution of Non-cash Assets to Owners’ (effective from 1 July 2009);
-       IFRIC 18, ‘Transfer of Assets from Customers’ (effective from 1 July 2009);
-              IAS27, Amendment, ‘Consolidation and separate financial presentation’ (effective from 1 July 2009).
-              IAS39, Amendment, ‘Financial Instruments: Recognition and Measurement: Eligible Hedged Items’ (effective from 1 July 2009).

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

1 ACCOUNTING POLICIES - CONTINUED
Basis of consolidation
The consolidated financial statements present the results of the Company and its subsidiaries (‘the Group’) as if they formed a single entity. Intercompany transactions and balances between Group companies are therefore eliminated in full.

Revenue
Revenue is derived from sales of oil to third party customers. Sales of oil are recognised at the time of delivery of the product to the purchaser. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty.

Business combinations
The consolidated financial statements incorporate the results of the business combinations using the acquisition method of accounting. In the consolidated balance sheet, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date.
The results of acquired operations are included in the consolidated income statement from the date on which control is obtained.

Subsidiaries
In the parent company’s accounts the subsidiaries are carried at cost less amounts provided for impairment.

Minority Interest
The Minority shareholders are unrelated and the Group consolidates the total activity and accounts separately for minority interest.

Associates
When the Group has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognised in the consolidated balance sheet at cost. The Group’s share of post-acquisition profit and losses is recognised in the consolidated income statement, except that the losses in excess of the Group’s investment in the associate are not recognised unless there is an obligation to make good those losses.

Profits and losses arising on transactions between the Group and its associates are recognised only to the extent of unrelated investors’ interests in the associate. The investor’s share in the associate’s profit and losses resulting from these transactions is eliminated against the carrying value of the associate.

Foreign currency
Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which it operates (the ‘functional currency’) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are similarly recognised immediately in the income statement.

Financial Instruments

Financial assets and financial liabilities are recognised when the company becomes party to the contractual provisions of the instrument. Financial assets are de-recognised when the contractual right to the cash flow expires or when substantially all the risk and rewards of ownership are transferred. Financial liabilities are de-recognised when the obligations specified in the contract are either discharged or cancelled.

Financial Assets

The Group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Group’s accounting policy for each category is as follows:

Trade and other receivables –These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers, but also incorporate other types of contractual monetary asset such as advances made to affiliated entities. They are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost, using the effective interest method, less any provision for impairment.  If the need for impairment of a receivable arises, the value of the provision, representing the expected loss from not being able to recover such receivables, is  recognised as a cost of sale.

For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are de-recognised or impaired, as well as through the amortisation process.

Available for sale - Non-derivative financial assets not included in the above category are classified as available for sale and comprise the Group’s investments in entities not qualifying as subsidiaries or associates. They are carried at fair value with changes in fair value recognised directly in equity. Where a decline in the fair value of an available for sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognised in the income statement.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

1 ACCOUNTING POLICIES - CONTINUED
Cash and cash equivalents -  Cash comprises bank and cash deposits at variable interest rates. Any interest earned is accrued monthly and classified as interest income. Cash equivalents comprise short-term, highly liquid investments with original maturities of three months or less at the date acquired, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the purposes of IAS 39 these amounts are classified as loans and receivables where appropriate.

Financial Liabilities

Trade payables and other short-term monetary liabilities –These are initially measured at fair value and subsequently recognised at amortised cost using effective interest rate method.

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

Unevaluated oil, gas and mining properties
The Group applies the full cost method of accounting, having regard to the requirements of IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’. Under the full cost method of accounting, all costs associated with exploration for and evaluation of mining and oil and gas properties are capitalised in geographical pools pending determination of the feasibility of each project. Such cost pools are based on geographic areas and are not larger than a segment. The Group currently has one pool, the Philippines.

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

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

1 ACCOUNTING POLICIES - CONTINUED
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

Impairment of property, plant and equipment
Property, plant and equipment are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly. Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit (i.e. the lowest group of assets in which the asset belongs for which there are separately identifiable cash flows).

Any impairment charge is included in the administrative expenses line item in the income statement, except to the extent they reverse gains previously recognised in the statement of recognised income and expense.

Inventories
Inventories are initially recognised at cost, and subsequently at the lower of cost and net realisable value. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

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
- the asset is being marketed at a reasonable price in relation to it’s fair value; and
- a sale is expected to complete within 12 months from date of classification.

Non-current assets are held for sale are measured at the lower of:

- their carrying amount immediately prior to being classified as held for sale in accordance with the Group’s accounting policy; and
- fair value less costs to sell

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

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

1 ACCOUNTING POLICIES - CONTINUED
Deferred  taxation
Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the balance sheet differs from its tax base, except for differences arising on the initial recognition of goodwill for which amortisation is not tax deductible, the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit and on investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

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

Listed Investments
Listed investments are held at current market value

Critical Accounting Judgements and key sources of estimation uncertainty
In the process of applying the Group’s accounting policies, which are described in note 1, management has made the following judgements that have the most significant effect on the amounts recognised in the financial statements.

Recoverability of exploration and evaluation costs – Under the full cost accounting method of accounting for exploration costs, such costs are capitalised as intangible assets and assessed for impairment on a cost pool basis when circumstances suggest that the carrying amount off the costs pool may exceed its recoverable value and, therefore, there is a potential risk of an impairment adjustment. This assessment involves judgement as to; the likely future commerciality of the asset and when such commerciality should be determined: future revenue and costs pertaining to any concession based on proved plus probable, prospective and contingent resources and the discount rate to be applied to such revenues and cost for the purpose of deriving a recoverable value.

Depreciation – Percentages are applied by the management to the Group’s net book value of depletable assets based on future levels of production.

Share options – Provisions for share-based payment costs requires the selection of an appropriate valuation model, consideration as to the inputs necessary for the valuation model chosen and the estimation of the number of awards that will ultimately vest, inputs for which arise from judgements relating to the continuing participation of employees [see note 21].

Fair value of exploration and appraisal assets - The fair value of exploration and appraisal assets is based on internal and third party reports, further discounted to reflect future risks such as higher interest rates, smaller than expected reserves and variation to other critical assumptions.

Impairment review
While conducting an impairment review of its assets, the Group makes certain judgements in making assumptions about the future prices, reserve levels, and future development and production costs. Changes in the estimates used can result in significant charges to the income statement. This is performed solely for the purposes of considering the carrying value of the group’s assets.

Legal proceedings and commercial disputes
In accordance with IFRS, the Group only recognises a provision where there is a present obligation from a past event, a transfer of economic benefit is probable and the amount of cost of the transfer can be estimated reliably. In instances where the criteria are not met, a contingent liability may be disclosed in the notes to the financial statements. Realisation of any contingent liabilities not currently recognised or disclosed in the financial statements could have a material effect on the Group’s financial position. Application of this accounting principle requires the management to make determinations about various factual and legal matters beyond their control. Among the factors considered in making decisions on provisions are the nature of the disputes and litigations, the progress of the cases, the opinions of legal advisers, experience of similar cases and any decision of the Group’s management as to how it will respond to any such claim or litigation.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

2 SEGMENT ANALYSIS
The Group operates in one business segment, the exploration for and production of oil and gas. The Group has interests in one geographical segment being the Philippines.

3 EXPENSES BY NATURE

	Year ended 31 December 2008 US$’000	Year ended 31 December 2007 US$’000

Fees payable to the Company’s Auditor for the audit of the Company’s annual accounts	44	70
Fees payable to the Company’s Auditor and its associates for other services:
Fees payable to the Company’s Auditor’s overseas associate for the audit of the Company’s subsidiaries, pursuant to legislation	15	15
Fees payable to the Company’s Auditor for tax and consultancy services	197	128
Directors’ remuneration	1,334	559
Permanent impairment of deferred charges and abortive costs	-	84
Employee salaries and other benefits	657	426
Share-based payments, cash settled	119	-
Share-based payments, equity settled	215	843
Depreciation and amortisation	50	58
Operating lease rentals	84	94
Other individually immaterial items	1,649	785

	4,364	3,062

4 SALARIES

	Group		Company
	Year ended 31 December 2008	Year ended 31 December 2007	Year ended 31 December 2008	Year ended 31 December 2007

Average number of employees (including Directors) are as follows:

Administration and finance	17	21	5	6

Technical	4	7	–	–

	21	28	5	6

	Group		Company
	Year ended 31 December 2008 US$’000	Year ended 31 December 2007 US$’000	Year ended 31 December 2008 US$’000	Year ended 31 December 2007 US$’000

Gross salaries (including Directors)	1,603	694	1,398	439
Fees (including Directors)	143	234	143	234
Employee benefits and social security costs	245	57	242	53
Share-based payments	334	843	334	788

	2,325	1,828	2,117	1,514

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

SALARIES – CONTINUED

Directors’ emoluments

	Salary US$’000	Bonuses US$’000	Fees US$’000	Year ended 31 December 2008 Total US$’000	Year ended 31 December 2007 Total US$’000

Alan Henderson	144	-	27	171	102
Henry Wilson (resigned 20 August 2008)	24	-	11	35	41
Graeme Thomson (resigned 20 August 2008)	40	-	–	40	47
Barry Stansfield	60	-	53	113	44
Russell Harvey (resigned 23 June 2008)	435	170	–	605	325
Andrew Mullins (appointed 20 August 2008)	58	260	–	318	–
Walter Brown (appointed 14 November 2008)	-	-	52	52	–

	761	430	143	1,334	559

All Directors’ remuneration is paid in cash in accordance with their contracts. In addition all Directors have received options to purchase Ordinary Shares of the Company at exercise prices ranging from £0.31 to £1.12 per share (see Note 21). The highest paid Director was paid US$605,000        (2007: US$325,000) in the year.

The Company provides limited Directors & Officers Liability Insurance, at a cost of approximately US$41,583 (2007: US$39,936). This cost is not included in the above table.

Out of the share-based payment charge (see Note 3), US$225,666 (2007: US$583,833) relates to share-based payments to Directors and US$107,980  (2007: US$259,612) relates to share-based payments to employees. Gains made on exercise of options during the year were US$503,318 by Directors and US$50,242 by staff.

Directors are considered to be the key management.

5 FINANCIAL INCOME

	Group
	Year ended 31 December 2008 US$’000	Year ended 31 December 2007 US$’000

Interest from bank deposit	21	137
Foreign exchange gains	285	–

	306	137

6 FINANCIAL EXPENSES

	Group
	Year ended 31 December 2008 US$’000	Year ended 31 December 2007 US$’000

Foreign exchange losses	–	609

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

7 TAXATION ON LOSS FROM ORDINARY ACTIVITIES

	Group
	Year ended 31 December 2008 US$’000	Year ended 31 December 2007 US$’000

Overseas tax	68	39

Loss on ordinary activities	(4,369)	(3,671)

Loss on ordinary activities at the standard rate of corporation tax in the UK of 28%	(1,124)	(1,101)
Expenses disallowed for tax	8	217
Tax losses carried forward	1,151	326
Different tax rates applied to overseas jurisdictions	-	18
Movements in deferred taxation	33	579

Tax charge for the period	68	39

Factors that may affect future tax charges
At 31 December 2008, the Group had UK tax losses of approximately US$2,671,000 (2007: US$1,682,000) carried forward. These losses are subject to agreement by HRMC. At 31 December 2008 the Group had Philippines tax losses US$491,000 (2007: US$483,000) which can be carried forward and applied against future profits when they are realised. Philippines’ basic corporation tax rate is 30%.

8 PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS

Profit/(Loss) from discontinued operations is the Group’s share of operating profit or loss of associates.  See note 25 for the disclosure of the effect of the discontinued operations on the consolidated cash flow.

9 LOSS PER SHARE
Earnings per Ordinary Share have been calculated using the weighted average number of shares in issue during the relevant financial periods. The weighted average number of equity shares in issue for the period is 29,167,761 (2007: 28,703,695).

Losses for the Group attributable to the equity holders of the Company for the year are US$ 4,425,000 (2007: US$3,503,000).

Losses for the Group attributable to the equity holders of the Company for the year on continued operations are US$ 4,515,000 (2007: US$3,683,000).

Profits for the Group attributable to the equity holders of the Company for the year on discontinued operations are US$90,000 (2007: US$180,000 loss) and therefore the earnings / loss per share on discontinued operations is US$0.003 per share (2007: US$0.006 loss per share).

The effect of the share options in issue under the Share Option Plan is anti-dilutive. See Note 21 for further details of share options in issue.

10 LOSS FOR THE FINANCIAL YEAR
The Company has taken advantage of the exemption allowed under section 230 of the Companies Act 1985 and has not presented its own income statement in these financial statements. The Group loss for the year includes a loss after tax of US$4.070million (2007: US$2.278 million) which is dealt with in the financial statements of the parent Company.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

11 INTANGIBLE ASSETS

Group	Unevaluated Oil, Gas and Mining Costs US$’000 2008	Unevaluated Oil, Gas and Mining Costs US$’000 2007

Cost
At 1 January	41,900	43,264
Additions	406	603
Disposals	(1,700)	–
Permanent impairment	–	(84)
Tax charge for the period	68	39

Transferred to tangible fixed assets	–	(1,883)

At 31 December	40,606	41,900

Amortisation
At 1 January	–	–
Provided for the year	–	–

At 31 December	–	–

Net book value
At 31 December	40,606	41,900

The unevaluated oil, gas and mining costs relate to the acquisition of the Group’s assets in the Philippines

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

12 PROPERTY, PLANT AND EQUIPMENT

		Group
	Drilling Equipment & Pre Development Costs US$’000	Transport & Motor Equipment US$’000	Furniture Fixtures & Fittings US$’000	Tools& Other Equipment US$’000	Total US$’000	Company Furniture Fixtures & Fittings US$’000

Cost
At 1 January 2008	4,776	21	163	116	5,076	25
Additions	76	53	12	–	141	9

At 31 December 2008	4,852	74	175	116	5,217	34

Depreciation
At 1 January 2008	792	6	118	59	975	12
Charge for the year	376	5	54	23	458	11

At 31 December 2008	1,168	11	172	82	1,433	23

Cost
At 1 January 2007	2,702	50	151	116	3,019	12
Additions	65	32	12	–	109	13
Transfer from Intangible Assets	1,883	-	-	-	1,883	-
Decommissioning provisions	126	-	-	-	126	-
Disposals	–	(61)	–	–	(61)	-

At 31 December 2007	4,776	21	163	116	5,076	25

Depreciation
At 1 January 2007	231	11	66	36	344	4
Charge for the year	561	9	52	23	645	8
Disposals	–	(14)	–	–	(14)	–

At 31 December 2007	792	6	118	59	975	12

Net book value
At 31 December 2008	3,684	63	3	34	3,784	11

At 31 December 2007	3,984	15	45	57	4,101	13

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

13 FINANCIAL ASSETS

	Group		Company
	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

Cost
At 1 January 2008	25	40	32,891	32,891
Revaluation	(17)	(15)	–	–

At 31 December 2008	8	25	32,891	32,891

Group investments are shares held in FEC Resources Inc, a listed company at fair value on 31 December 2008.

The Company’s investments relate to shares in subsidiary undertakings.

The principal subsidiaries of the Group, all of which have been included in these consolidated financial statements and are engaged in the exploration for and development of oil, gas and coal assets, are as follows:

Name	Country of Incorporation		Proportion of ownership interest and ordinary share capital held
		2008	2007
Forum Philippine Holdings Limited	Jersey	100%	100%
Forum (FEI) Limited	Jersey	100%	100%
Forum (GSEC101) Limited (1)	Jersey	100%	100%
Forum (Nido Matinloc) Limited	Jersey	100%	100%
Forum Exploration Inc	Philippines	66.67%	66.67%
Forum Energy Philippines Corporation	Philippines	100%	100%

(1)Forum (GSEC101) Limited has established a registered branch office in the Philippines.

14 INVESTMENTS IN ASSOCIATED COMPANIES

	Group		Company
	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

At 1 January 2008	–	1,081	–	–
Share of operating loss of associate	–	(180)
Reclassification	–	(901)	–	–

At 31 December 2008	–	–	–	–

The Group sold the Central Cebu Coal operating contract 132 during the year and intends to sell its remaining operating contract 131. These assets were reclassified as ‘non- current assets held for sale’ in 2007.

Associated companies investments are valued at the lower of book costs and net realisable value.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

14 INVESTMENTS IN ASSOCIATED COMPANIES - CONTINUED
Investments in associates
At year end the Group had interests in the following:

			Proportion of ownership interest and ordinary share capital held
	Country of Incorporation		2008	2007

Forum Cebu Coal Corporation	Philippines		40%	40%
Forum Coal Cebu Holdings Inc	Philippines		40%	40%

Summary of financial information on associates

2008	Assets US$’000	Liabilities US$’000	Equity US$’000	Profit/(Loss) US$’000

Forum Cebu Coal Corporation	5,630	6,030	(400)	682
Forum Coal Cebu Holdings Inc	3,458	3,194	264	(468)

2007
Forum Cebu Coal Corporation	3,426	4,519	(1,083)	(840)
Forum Coal Cebu Holdings Inc	3,924	3,331	593	390

15 ADVANCES TO ASSOCIATED COMPANIES – NON-CURRENT ASSETS

	Group		Company
	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

At 1 January 2008	–	3,159	–	–
Additions	–	689
Reclassified	–	(3,848)	–	–

At 31 December 2008	–	–	–	–

The Group sold the Central Cebu Coal operating contract 132  during the year and intends to sell its remaining operating contract 131. These assets were reclassified as current in 2007.

16 INVENTORIES

	Group		Company
	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

Materials and supplies	77	117	–	–

There have been inventory write downs of US$32,000 (2007 – Nil) during year. Cost of inventory expensed in the year totalled US$117,000 (2007 – US$154,000)

There is no material difference between the carrying values of inventories and their fair value less costs to sell.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

17 RECEIVABLES

	Group		Company
	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

Prepayments	13	34	17	19
Other receivables	262	330	15	44

	275	364	32	63

Advances
Advances to associated companies	3,165	3,848	–	–

Total receivables	3,440	4,212	32	63

The Group advances to associate companies are interest-free.

Included within other receivables are amounts relating to recoverable VAT and amounts in respect of expenditure on future projects.

There were US$ Nil (2007 – US$ Nil) amounts past due date or impaired.

All amounts shown under receivables fall due for payment within one year.

18 FINANCIAL ASSETS

	Group		Company
	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

Amounts due from subsidiary undertakings:
Cost
At 1 January 2008	–	–	15,692	17,471
Additions	–	–	356	1,007
Repayment	–	–	(3,981)	(2,786)

At 31 December 2008	–	–	12,067	15,692

19 NON-CURRENT ASSETS HELD FOR SALE

	Group		Company
	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

At 1 January 2008	901	–	–	–
Share of operating profit of associate	90	–	–	–
Reclassification from investments in associate companies	–	901	–	–

At 31 December 2008	991	901	–	–

The Group has sold Central Cebu Coal operating contract 132 and remains committed to its plan to sell its remaining operating contract 131. These assets were reclassified as ‘non- current assets held for sale’ in 2007.

Associated companies investments are valued at the lower of book costs and net realisable value.

Details of the principal subsidiaries of the Group are detailed in note 13.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

20 LIABILITIES

	Group		Company
Current	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

Trade payables	19	34	19	34
Other payables	120	186	49	119
Employee benefits	71	24	–	–
Tax payable	25	39	–	29
	235	283	68	182

Advances
Advances from associate companies	2,011	0	–	–
	2,246	283	68	182

The Group advances from associate companies are interest free.

All amounts fall due for payment within one year.

Non-current liabilities

Other payables	3,613	4,158	–	–
Deferred tax liabilities	102	90	–	–
Decommissioning liabilities	126	126	–	–
	3,841	4,374	–	–

Under the share purchase agreement for Forum Exploration Inc dated 11 March 2003, amounts of up to US$3.613 million (2007 – US$4.158 million) are due to the vendor out of the Group’s share of future net revenues generated from licence SC40. The timing and extent of such payments is dependent upon future field production performance and cannot be accurately determined at this stage.

Deferred tax liabilities relate to temporary differences arising on the future timing of settlement and set-off of local minimum and revenue based Philippine taxation.

21 SHARE CAPITAL
Allotted, called up and fully paid

Current	2008	2008	2007	2007
Group and Company	Number	US$’000	Number	US$’000
At 1 January 2008	28,711,709	5,197	28,636,709	5,182

Additions	1,372,412	246	75,000	15
At 31 December 2008	30,084,121	5,443	28,711,709	5,197

Group and Company	Authorised Number of 10p each	Number	Allotted, Share called up and fully paid US$	Premium US$

At 1 January 2008 (1)	100,000,000	28,711,709	5,196,884	48,695,846
28 August 2008 (2)	–	303,663(1)	56,703	–
1 September 2008 (3)	–	418,749(2)	74,403	–
4 September 2008 (4)	–	590,000(3)	104,831	220,146
8 September 2008 (5)	–	60,000(4)	10,661	22,388
At 31 December 2007	100,000,000	30,084,121	5,443,482	48,938,380

(1)	On 28 August 2008 the company issued 303,663 Ordinary Shares of 10p each under the Long Term Incentive plan at par value
(2)	on 1 September 2008 the company issued 418,749 Ordinary Shares of 10p each under the Long Term Incentive plan at par value
(3)	On 4 September 2008 the company issued 590,000 Ordinary Shares of 10p each under the share option plan for 31p per share
(4)	On 8 September 2008 the company issued 60,000 Ordinary Shares of 10p each under the share option plan for 31p per share.

Share-based payments
The Company previously operated two equity-settled, share-based remuneration schemes: a share option scheme and a Long Term Incentive Plan; following the vesting and exercise of all outstanding shares in issued under the LTIP in 2008, the Company will not be issuing further awards under the Long Term Incentive Plan and now only currently operates a share option scheme.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

SHARE CAPITAL - CONTINUED

Share option scheme
On 1 August 2005, the Company implemented a Share Option Plan (‘the Plan’) with three sub-plans (‘the sub-plan’). Under the terms of the Plan the Company can issue up to 16% of the outstanding issued stock of the Company.

At 31 December 2008, the following share options were outstanding in respect of the Ordinary Shares:

			Number of Options
Exercise	Outstanding	Granted	Surrendered	Cancelled	Exercised	Outstanding	Final
price	as at	during the	during the	during the	during the	As at	expiry dates
	1 January 2008	year	year	Year	year	31/12/2008

£0.31 (US$0.45)*	650,000	2,567,000	–	–	650,000	2,567,000	December 2018
£0.735 (US$1.06)*	681,000	–	410,000	–	–	271,000	February 2009
£0.935 (US$1.35)*	500,000	–	–	500,000	–	–	December 2008
£1.12 (US$1.62)*	524,207	–	308,207	–	–	216,000	February 2009
£1.21 (US$1.75)*	24,793	–	24,793	–	–	–	February 2009

	2,380,000	2,567,000	743,000	500,000	650,000	3,054,000
*Exchange rates at 31 December 2008 have been used to calculate the US$ value of options, these are for indicative purposes only.
The weighted average exercise price of share options was US$0.59 at 31 December 2008 and US$1.47 at 31 December 2007. The weighted average remaining contractual life of options outstanding at the end of the year was nine years (2007: nine years).

As a consequence of the Philex Petroleum Corporation mandatory offer to Forum Energy’s shareholders which became wholly unconditional on 19/08/2008 all options in issue at that date vested and were exercisable per the terms of the Forum Energy Share Option Plan.  Further to the rules of the plan the expiry date of these options reverted to 6 months from the 19/08/2008.

On 19/12/2008 the company Board agreed to certain Directors, Employees and Consultants to surrender vested options due to expire on 19/02/2009 as a result of the mandatory offer.  The options which were surrendered, with a higher exercise prices, were exchanged in favour of an equal number of options that were vested and exercisable at the date of grant with a share price of £0.31p.

A total of 743,000 options were surrendered and re-issued.  In addition 1,824,000 options with a 1 year vesting period were also issued.   As at 01/03/2009, there are 2,567,000 options in issue representing 54% of the total permissible options in issue per the terms of the option plan.

The weighted average fair value of each option granted during the year was US$0.20 (2007: US$0.22).

There were 699,000 share options cancelled during the period ended 31 December 2007.

Fair value of options
Inputs to the valuation model
The fair values of awards granted under the Share Option Plan have been calculated using the Black Scholes pricing model that takes into account factors specific to share incentive plans such as the vesting periods of the Plan, the expected dividend yield on the Company’s shares and expected early exercise of share options.

Grant date	1 Aug 2005	15 Aug 2005	25 May 2006	6 Dec 2006	27 Nov 2007	19 Dec 2008
Share price at date of grant	£1.12 (US$2.19)	£1.21 (US$2.30)	£0.93 (US$1.77)	£0.73 (US$1.39)	£0.28 (US$0.56)	£0.25 (US$0.38)
Exercise price	£1.12 (US$2.19)	£1.21 (US$2.30)	£0.93 (US$1.77)	£0.73 (US$1.39)	£0.31 (US$0.61)	£0.31 (US$0.46)
Volatility	25%	25%	40%	40%	40%	40%
Option life	10 years	10 years	5 years	5 years	10 years	10 tears
Dividend yield	–	–	–	–	–	–
Risk-free investment rate	4.5%	4.5%	5%	5%	5%	4%
Employee turnover	–	–	–	–	–	–

Volatility has been based on the following:

(i)The annualised volatility of the Company’s shares since its floatation on the AIM market.

(ii)The volatility of comparable listed companies in the mining, oil and gas sector, based on historical share price information from the London Business School for a ten-year period dating back to 1995.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

SHARE CAPITAL - CONTINUED
Based on the above assumptions, the fair values of the options granted are estimated to be:

Grant date	1 Aug 2005	15 Aug 2005	25 May 2006	6 Dec 2006	27 Nov 2007	19 Dec 2008

Fair value	£0.35 (US$0.51)	£0.37 (US$0.54)	£0.32 (US$0.46)	£0.31 (US$0.45)	£0.11 (US$0.16)	£0.13 (US$0.20)

Expense arising from share-based payments
Based on the above fair values and prior year awards and the Company’s expectations of employee turnover, the 2008 expense arising from equity-settled share options and share awards made to employees was US$393,810 (2007 – US$538,230) excluding LTIP shares. There were no other share-based payment transactions.

Long term incentive plan
On 14 September 2006, the Company granted options to acquire Ordinary Shares of 10p (US$0.2) each for nil consideration to the trustees of the Forum Energy plc Employee Benefit Trust (‘EBT’) with an exercise price of 10p (US$0.2) per share (‘the A Options’). At the same time, options to acquire Ordinary Shares were granted for nil consideration by the trustees of the EBT to Russell Harvey with an exercise price of 10p (US$0.2) per share (‘the B Options’).

The maximum number of A and B Options under option for each tranche are such number that will deliver the inherent value of the tranche as at the date of grant and this will be determined by dividing the inherent value of each tranche by the higher of the market value of an Ordinary Share at the date of exercise and the average market value (measured over 2 days) of an Ordinary Share at the date that a tranche becomes exercisable.  The inherent value at the date of grant was the prevailing share price.

Number of shares under the LTIP as at 01/01/08

Tranche	Event and performance hurdle	Shares under option

	(i)Forum share price or market capitalisation target surpassed prior to 15 May 2011:
1	£0.47	275,000
2	£1.25	220,000
3	£1.75 or £60m market capitalisation	240,000
4	£2.25	240,000
5	£2.75 or £90m market capitalisation	240,000
6	£3.25	240,000
7	£3.75	240,000
8	(ii)Coal revenues for 2006 and 2007 achieve or exceed coal budget, as approved by the Board on 27 June 2006	150,000
9	(iii)Coal revenues for 2008 achieve or exceed coal budget, as approved by the Board on 27 June 2006	150,000

On 23 June 2008 1,300,000 of these shares under option lapsed following the resignation of Russell Harvey, the principal participant of the Forum LTIP.  On 28 August 2008, 303,663 shares which remained under option to Russell Harvey as a consequence of his settlement under tranches one and two were vested and were delivered to Russell Harvey.  On 18/08/08 following the change of control of Forum Energy Plc, 418,749 shares under tranches 1 through 7 were vested and delivered to Andrew Mullins on 4 September 2008 following which there were no further shares under option under the LTIP nor were there any further participants.

Number of shares under the LTIP as at 31/12/08

Tranche	Event and performance hurdle	Shares under option

	(i)Forum share price or market capitalisation target surpassed prior to 15 May 2011:
1	£0.47	0
2	£1.25	0
3	£1.75 or £60m market capitalisation	0
4	£2.25	0
5	£2.75 or £90m market capitalisation	0
6	£3.25	0
7	£3.75	0
8	(ii)Coal revenues for 2006 and 2007 achieve or exceed coal budget, as approved by the Board on 27 June 2006	0
9	(iii)Coal revenues for 2008 achieve or exceed coal budget, as approved by the Board on 27 June 2006	0

All shares issued under the LTIP have now either vested or lapsed.  The company no longer uses the LTIP as a consequence of the high costs relative to the size of the Company and has no plans to re-adopt the plan in future.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

SHARE CAPITAL - CONTINUED
Fair value of LTIP
Inputs to the valuation model
The fair values of the awards granted under the LTIP have been calculated using the a Binominal pricing model that takes into account factors specific to share incentive plans such as the vesting periods, the expected dividend yield on the Company’s shares and expected early exercise of share options and an assessment of the likelihood of the shares vesting.

Grant date	20 December 2007

Share price at date of grant	£0.285
Exercise price	As above
Volatility	40%
Option life	10 years
Dividend yield	–
Risk-free investment rate	5%
Employee turnover	–

Volatility has been based on the same criteria as for the option plans.

Based on the above assumptions, the fair values of the various tranches of the LTIP granted in 2006 are estimated to be:

Tranche	Event and performance hurdle	£	US$

	(iv)Forum share price or market capitalisation target surpassed prior to 15 May 2011:
1	£0.47	0.1998	0.3956
2	£1.25	0.5042	0.9580
3	£1.75 or £60m market capitalisation	0.3668	0.6969
4	£2.25	0.2691	0. 5113
5	£2.75 or £90m market capitalisation	0.1997	0.3794
6	£3.25	0.1513	0.2875
7	£3.75	0.1162	0.2208
8	(v)Coal revenues for 2006 and 2007 achieve or exceed coal budget, as approved by the Board on 27 June 2006	0.6950	1.321
9	(vi)Coal revenues for 2008 achieve or exceed coal budget, as approved by the Board on 27 June 2006	0.6590	1.321

Expense arising from share-based payments
Based on the above fair values and prior year awards and the Company’s expectations of employee turnover, the 2008 expense for the LTIP shares is a  credit of US$60,163 (2007: charge US$305,215). There were no other share-based payment transactions.

22 MOVEMENT IN RESERVES
	2008 US$’000	2007 US$’000

Group attributable to the equity holders of the parent
At 1 January 2008	47,433	49,979
Loss for the year	(4,425)	(3,503)
Share option charge	334	843
Issue of shares	488	114

At 31 December 2008	43,830	47,433

Minority interest
At 1 January 2008	1,485	1,872
Minority share of net loss for the period	78	(387)

At 31 December 2008	1,563	1,485

Company
At 1 January 2008	50,714	52,006
Loss for the period	(4,070)	(2,278)
Share option expense	334	872
Issue of shares	488	114

At 31 December 2008	47,466	50,714

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

22 MOVEMENT IN RESERVES – CONTINUED
The share premium account holds the balance of consideration received in excess of the par value of the shares. The share premium account can be used to pay any unpaid subscriptions.

The share option reserve relates to the cumulative fair value of options charged to the income statement adjusted for transfer on exercise, cancellation or expiry.

The retained earnings reserve is the cumulative net gains and losses recognised in the income statement adjusted for transfer on exercise, cancellation or expiry of options from the share option reserve.

23 COMMITMENTS
At 31 December 2008, the Group and Company had no commitments in operational and exploration expenditure.

24 FINANCIAL COMMITMENTS
Group and Company
Future commitments under non-cancellable operating leases are as follows:

		Land and Buildings 2008 US$’000		Land and Buildings 2007 US$’000

Operating leases with an option to terminate within 1 year		32		28

	21	28	5	6

25 CASH FLOW NOTES

	Group		Company
	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

Cash and cash equivalents comprise:
Cash available on demand	42	278	42	196
Short-term deposits	2,532	2,041	2,491	2,041

	2,574	2,319	2,533	2,237

Significant non-cash transactions
Investing activities
Equity consideration for termination of service agreement	-	113	-	-

DISCONTINUED CASH FLOW MOVEMENTS
	Group		Company
	2008 US$’000	2007 US$’000	2008 US$’000	2007 US$’000

Cash flows from discontinued operations:
Profit/(loss) before taxation	90	(180)	-	-
Adjustments for:
Share of operating (profit)/loss of associate	(90)	180	-	-

Net cash from operating activities	-	-	-	-

Investing activities
Repaid/(advanced) from/to associated companies	2,694	(689)	-	-

Net increase/(decrease) in cash from discontinued operations	2,694	(689)	-	-

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

26 FINANCIAL INSTRUMENTS
Significant accounting policies
Details of the significant account policies in respect of financial instruments are disclosed in Note 1 to the financial statements.

Financial risk management
The Board seeks to minimise its exposure to financial risk by reviewing and agreeing policies for managing each financial risk and monitoring them on a regular basis. No formal policies have been put in place in order to hedge the Group and Company’s activities to the exposure to currency risk or interest risk, however as the Group enters commercial production this may be considered. No derivatives or hedges were entered into during the year.

The Group and Company is exposed through its operations to the following financial risks:
•Cash flow interest rate risk
•Foreign currency risk
•Liquidity risk
•Credit risk
•   Price risk
The policy for each of the above risks is described in more detail below.

The principal instruments used by the Group and Company, from which financial instruments risk arises are as follow:

•Trade and other receivables
•Cash and cash equivalents
• Trade and other payables
•Advances to associate companies

The fair value of all the Group and Company financial assets and liabilities is approximate to their carrying values..

Cash flow interest rate risk
The Group and Company (‘the Group’) manage the interest rate risk associated with the Group cash assets by ensuring that interest rates are as favourable as possible, through the use of bank treasury deposits, whilst managing the access the Group requires to the funds for working capital purposes.

At the year end the Group had a cash balance of US$2,574,000 (2007: US$2,319,000) which was made up as follows:

	2008 US$’000	2007 US$’000

British pounds sterling	666	195
US dollars	1,905	2,091
Philippine peso	3	33

Included above are amounts of US$2,532,000 (2007 US$2,041,000) held within fixed rate deposit accounts. Interest rates are 0.5% to 1% based on bank interest rates.

The Group received interest for the year as follows:

	2008 US$’000	2007 US$’000

Interest from bank deposits	21	137

The Company received interest for the year as follows

	2008 US$’000	2007 US$’000

Interest from bank deposits	21	83

The Group and Company had no interest bearing debts at year end.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

26 FINANCIAL INSTRUMENTS - CONTINUED
Foreign currency risk
The Group has six overseas subsidiaries, two of which operate in the Philippines and whose expenses are mainly denominated in US dollars. The other overseas subsidiaries transactions are also mainly denominated in US dollars. Foreign exchange risk is inherent in the Group’s activities and is accepted as such. The Group keeps small balances in Philippine peso to operate the local payroll and office expenses.

At 31 December 2008 and 2007, the currency exposure of the Group was as follows:

Current	US Dollar US$’000	UK Sterling US$’000	Philippine Peso US$’000	2008 US$’000

At 31 December 2008
Cash and cash equivalents	1,905	666	3	2,574
Trade and other receivables	178	32	65	275
Advances to associate companies	3,165	-	-	3,165
Trade and other payables	-	(69)	(166)	(235)
Advances from associate companies	(2,011)	-	-	(2,011)
Net asset/(liabilities)	3,237	629	(98)	3,768

At 31 December 2007

Cash and cash equivalents	2,091	195	33	2,319
Trade and other receivables	276	64	24	364
Advances to associate companies	3,848	-	-	3,848
Trade and other payables	(34)	(183)	(66)	(283)

Net asset/(liabilities)	6,181	76	(9)	6,248

The effect of a 10% strengthening of the US dollar against sterling at the balance sheet date on the sterling denominated balances would, all other variables held constant, have resulted in a loss increasing post tax losses by US$62,900  (2007 – loss of US$7,600). Conversely the effect of a 10% weakening of the US dollar against sterling at the balance sheet date would, on the same basis, have resulted in a gain decreasing post tax losses by US$62,900  (2007 – gain of US$7,600).

The effect of a 10% strengthening of the US dollar against the Philippine peso at the balance sheet date on the Philippine peso denominated balances would, all other variables held constant, have resulted in a gain decreasing post tax losses by US$9,800  (2007 – gain of US$900). Conversely the effect of a 10% weakening of the US dollar against Philippine peso at the balance sheet date would, on the same basis, have resulted in a loss increasing post tax losses by US$9,800  (2007 – loss of US$900).

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

26 FINANCIAL INSTRUMENTS - CONTINUED
At 31 December 2008 and 2007, the currency exposure of the Company was as follows:

                                        UK Sterling                         US Dollar       2008
At 31 December 2008                                                 US$’000          US$’000         US$’000

Cash and cash equivalents 666 1,867 2,533
Trade and other receivables 32 - 32
Trade and other payables (69) - (69)

Net asset                                                         629              1,867                      2,496

At 31 December 2007

Cash and cash equivalents 196 2,041 2,237
Trade and other receivables 63 - 63
Trade and other payables (182) - (182)

Net assets                                                          77                                2,041                        2,118

The effect of a 10% strengthening of the US dollar against sterling at the balance sheet date on the sterling denominated balances would, all other variables held constant, have resulted in a loss increasing post tax losses of the Company by US$62,900 (2007 – loss of US$7,700). Conversely the effect of a 10% weakening of the US dollar against sterling at the balance sheet date would, on the same basis, have resulted in a gain decreasing post tax losses of the Company by US$62,900 (2007 – gain of US$7,700).

Liquidity risk
Liquidity risk arises from the Company’s management of working capital.

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due. To achieve this aim, it seeks to maintain readily available cash balances to meet expected requirements.

The liquidity risk of each Group entity is managed centrally by the Group treasury function. The investment budgets and work plans are set locally and agreed by the Board annually in advance, enabling the Group’s cash requirements to be anticipated.

The contractual undiscounted amounts of financial liabilities are repayable as follows:

                                                 Group                Group         Company        Company
         2008                      2007                   2008                   2007
                                                                                                                                          US$’000             US$’000    US$’000    US$’000

1 month 77 132 25 83
2/3 months 43 99 43 99
4/6 months 115 52 - -
6/12 months 2,011 - - -

                                                          2,246       283                 68             182

Financial liabilities of 6 to 12 months are advances from associate companies, these will not be paid until advances to associate companies of $3.165 million are repaid to the Group.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or a counter party of a financial instrument fails to meet its contractual obligations. The Group is mainly exposed to credit risk from credit sales, all of the Groups current sales are conducted through a Philippine based oil company which deducts costs prior to payment of the Groups share, therefore any losses would be limited.

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions. The majority of the Group and  Company’s deposits are held within the UK with an international bank in which the UK government holds a majority shareholding; which the board considers gives a high level of security.

The Group has net outstanding advances of US$1.154million (2007 – US$3.848 million) made to associated companies during the year. The risk is considered to be low as $0.5million has been repaid since 31 December 2008 and the Groups share  of the associated companies is greater than the balance outstanding

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

26 FINANCIAL INSTRUMENTS - CONTINUED
Maximum exposure to credit risk

The group’s maximum exposure to credit risk by class of financial instrument is shown in the table below:

	2008		2007
	Carrying value US$’000	Maximum exposure US$’000	Carrying value US$’000	Maximum exposure US$’000

Cash and cash equivalents comprise:	2,574	2,574	2,319	2,319
Trade and other receivables	275	275	364	364
Advances to associate companies	3,165	3,165	3,848	3,848
	6,014	6,014	6,531	6,531

The company's maximum exposure to credit risk by class of financial instrument is shown in the table below:
	2008		2007
	Carrying value US$’000	Maximum exposure US$’000	Carrying value US$’000	Maximum exposure US$’000

Cash and cash equivalents	2,533	2,533	2,237	2,237
Trade and other receivables	32	32	63	63
	2,565	2,565	2,300	2,300

Price risk
The Groups oil and gas sale revenue is subject to energy market price risk. The Group does not intend to hedge the oil price risk in the short term.

Capital
The objective of the directors is to maximise shareholder returns and minimise risks by keeping a reasonable balance between debt and equity. To date the Group has minimised risk by being purely equity financed. The capital employed by the Group is comprised of equity attributable to shareholders.

NOTES TO THE FINANCIAL STATEMENTS - continued
FOR THE YEAR ENDED 31 DECEMBER 2008

27 RELATED PARTY TRANSACTIONS
During the year the following related party transaction occurred within the Group and Company:

Expenses paid on behalf of Forum Energy Plc by Forum Philippine Holdings Limited US$205,193 (2007 - US$67,123).

Advances to associated company’s are disclosed in note 15 and 17.

Investments in associated company’s are disclosed in note 14 and 19.

28 CONTINGENT LIABILITIES
The Company has a potential additional consideration of up to US$12 million payable on the acquisition of Basic Petroleum & Minerals Inc. Payments will depend upon future field developments and production levels from the acquired oil and gas assets. The Directors consider that the maximum of any potential payments will not materialise, due to acquired field performances development plans and current oil prices.. The timing of any payment is therefore uncertain.

29 POST BALANCE SHEET EVENTS

On 22 January 2009 the Company announced an exploration drilling program to be carried out on COC 131 in southern Cebu. Under the terms of the drilling contract, 12 holes for a total 2,000 meters will be completed in the first half of 2009 using up to 3 drill rigs. The objective will be to block out coal reserves that will be subject to a mining plan relative to the conversion of COC 131 from an Exploration COC to a Development and Production COC. Whilst the intention is to ultimately divest the COC131 asset, a formal decision will be taken once results of the drilling programme and updated reserve estimate has been completed.

On 29 January 2009 Forum signed a Gas Sale and Purchase Agreement (GSPA) with Desco, Inc., a leading provider of petroleum and geothermal products and services in the Philippines, for the development of the Libertad gas field for power generation. Under the GSPA Desco will install within 2009, 1.0 to 1.5 MW power generating units in Bogo, northern Cebu using GE Jenbacher gas engines. Forum will sell the gas to Desco at an agreed rate of US$1.50 per million BTU (British Thermal Units) for the first 0.70 billion cubic feet of gas (BCF) extracted and utilized, and US$1.60 per million BTU for any gas produced beyond 0.70 BCF.

Production from the Galoc field recommenced on 25 February 2009 following operational difficulties which suspended production on 16 December 2008.

This notice of meeting is important and requires your immediate attention.
If you are in any doubt as to the contents of this document and/or the action you should take, you are recommended to seek personal financial advice from your bank manager, stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.
If you have sold or transferred all of your shares in the Company, please send this document and all accompanying documents to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the transfer was effected so that they can be passed on to the person who now owns the shares.

Forum Energy plc (Registered in England and Wales with company number 5411224) Notice of Annual General Meeting

To be valid the Form of Proxy for use in connection with the Meeting should be completed, signed and returned to reach the Company's registrars, Share Registrars Ltd, Craven House, West Street, Farnham, Surrey GU9 7EN by not later than ●[a.m.][p.m.] on ● April 2009.  The completion and return of the Form of Proxy will not preclude you from attending and voting in person at the Meeting should you wish.  For full details on proxy appointments, see the notes to the Notice of Annual General Meeting and the Form of Proxy.

Forum Energy plc

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting (the "AGM") of Forum Energy plc (the "Company") will be held at ●, Manila, Philippines and by video conference link from the offices of Osborne Clarke, One London Wall, London EC2Y 5EB on ● April 2009 at ● [a.m.][p.m.] in Manila and ● [a.m.][p.m.] in London for the following purposes:

Ordinary Business

To consider and, if thought fit, pass the following resolutions which will be proposed as ordinary resolutions:

Report and accounts

1.	To receive the audited financial statements of the Company for the year ended 31 December 2008, together with the directors' report and the auditor's report on those financial statements.

Re-election of retiring director

2.	To re-elect Alan Henderson, who retires by rotation in accordance with the Company's articles of association.

Election of directors

3.	To elect Dr Walter W. Brown as a director who, having been appointed since the last Annual General Meeting, offers himself for re-election in accordance with the Company's articles of association.

4.	To elect Andrew Mullins as a director who, having been appointed since the last Annual General Meeting, offers himself for re-election in accordance with the Company's articles of association.

Re-appointment of auditors

5.
To re-appoint BDO Stoy Hayward LLP as auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.

Auditors' remuneration

6.	To authorise the directors to determine the remuneration of the auditors.

Special Business

To consider and, if thought fit, pass the following resolutions of which Resolution 7 will be proposed as an ordinary resolution and Resolution 8 will be proposed as a special resolution.

Directors' authority to allot shares

7.
That, the directors be and they are hereby generally and unconditionally authorised pursuant to Section 80, Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) provided that this authority shall be limited to relevant securities up to an aggregate nominal amount of [£1,001,801] provided that such authority shall be in addition to any existing authority and unless previously revoked, varied or extended, this authority shall expire at the conclusion of the next Annual General Meeting of the Company, except that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired.

Disapplication of pre-emption rights

8.
That the directors be and they are hereby empowered pursuant to section 95(1) of the Act to allot equity securities (as defined in section 94(2) of the Act) of the Company wholly for cash where such allotment is either pursuant to the authority of the Directors under section 80 of the Act conferred by Resolution 7 above, or by virtue of section 94(3A) of the Act, in either case as if Section 89(1) of the Act did not apply to such allotment provided that the power conferred by this resolution shall be limited to:

(a)
the allotment of equity securities in connection with an offer of equity securities to the holders of ordinary shares in the capital of the Company in proportion as nearly as practicable to their respective holdings of such shares, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws or requirements of any regulatory body or any stock exchange; and

(b)	the allotment, otherwise than pursuant to sub-paragraph (a) above, of equity securities up to an aggregate nominal value equal to [£300,841],

and unless previously revoked, varied or extended, this power shall expire on the conclusion of the next Annual General Meeting of the Company, except that the Company may before the expiry of this power make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if this power had not expired.

Dated: ● April 2009	By order of the Board
Registered Office: 120 Bridge Road, Chertsey, Surrey KT16 8LA	Andrew Mullins Company Secretary

Notes:

1.
A member who is entitled to attend, speak and vote may appoint a proxy to attend, speak and vote instead of him.  A proxy need not also be a member of the Company but must attend the AGM in order to represent you. A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares (so a member must have more than one share to be able to appoint more than one proxy).  A form of proxy is enclosed.  The notes to the form of proxy include instructions on how to appoint the Chairman of the AGM or another person as proxy.  To be effective the form must reach the Company's registrars, Share Registrars Ltd of Craven House, West Street, Farnham, Surrey GU9 7EN, by no later than ●[a.m.][p.m.] UK time on ● April 2009.

2.
Copies of the executive directors' service contracts with the Company and any of its subsidiary undertakings and letters of appointment of the non-executive directors are available for inspection at the registered office of the Company during the usual business hours on any weekday (Saturday, Sunday or public holidays excluded) from the date of this notice until the conclusion of the AGM.

3.	Please note that communications regarding the matters set out in this notice of Annual General Meeting will not be accepted in electronic form.

4.
The Company pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company at ● [a.m.][p.m.] on ● April 2009 (or if the AGM is adjourned, 2 working days before the time fixed for the adjourned AGM) shall be entitled to attend and vote at the AGM in respect of the number of shares registered in their name at that time. Any changes to the register of members after such time shall be disregarded in determining the rights of any person to attend or vote at the AGM.

Explanatory notes

As the majority of the Company's shares are held by shareholders based in the Philippines, the board of directors has decided that the principal venue for this year's Annual General Meeting will be ●, Manila. However, in order that the Company's UK shareholders have an adequate opportunity to speak and vote at the Meeting, the Company has arranged for shareholders to be able to attend the Meeting by video conference link from the offices of the Company's solicitors, Osborne Clarke, One London Wall, London EC2Y 5EB.

This year, eight Resolutions are proposed at the Meeting and the purpose of each of the Resolutions is as follows:

Ordinary Business

Resolution 1: The Accounts and Reports

The directors will present their report and the audited financial statements for year ended 31 December 2008, together with the auditors' report thereon.

Resolution 2: Re-appointment of Director

The Articles of Association of the Company require that a proportion of the directors are to retire at each annual general meeting. In addition, the Combined Code issued by the UK Listing Authority recommends that directors should submit themselves for re-election at least once every three years. One of the current directors, Alan Henderson, is required to retire, which he does, and offers himself for reappointment. Biographical details relating to Alan Henderson and a summary of the terms of his letter of appointment can be found in the directors' report accompanying the audited financial statements for the year ended 31 December 2008.

Resolutions 3 and 4: Election of directors

These resolutions concern the election of Dr Walter W. Brown and Andrew Mullins as directors of the Company. Walter Brown was appointed by the board on 14 November 2008 as an executive director and Andrew Mullins was appointed by the board on 20 August 2008 as an executive director.  Both Dr Walter W. Brown and Andrew Mullins are required by the Company's articles of association to offer themselves for re-election at the annual general meeting following their appointment.

The biographies of Dr Walter W. Brown and Andrew Mullins are set out on page ● of the report and accounts for the year ended 31 December 2008.

Resolution 5: Appointment of Auditors

The Company is required to appoint auditors at each annual general meeting at which accounts are laid before shareholders, to hold office until the next such meeting. The Resolution proposes that BDO Stoy Haywood be re-appointed as auditors for the current year.

Resolution 6: Auditors remuneration

This resolution authorises the directors to fix the auditor's remuneration.

Special Business

Resolution 7: Directors' power to allot securities

Section 80 of the Companies Act 1985 stipulates that directors cannot allot relevant securities in the Company (other than the shares allotted in accordance with an employee share scheme) unless they are authorised to do so by the shareholders in general meeting. The directors' general authority to allot shares was granted on 23 June 2008 and is due to expire at the conclusion of the Meeting. Resolution 7 seeks a new general authority from shareholders (to the exclusion of the previous general authority granted on 23 June 2008) for the directors to allot relevant securities up to an aggregate nominal value of [£1,001,801], representing approximately one-third of the nominal value of the issued ordinary share capital of the Company as shown in the latest audited accounts of the Company. The directors do not have any present intention of exercising this authority, but they consider it desirable that the specified amount of authorised but unissued share capital is available for issue so that they can more readily take advantage of possible opportunities. Unless renewed, revoked, varied or extended, this authority will expire at the conclusion of the next Annual General Meeting of the Company.

Resolution 8: Disapplication of pre-emption rights

If the directors wish to allot any of the unissued shares of the Company for cash in accordance with the authority proposed in Resolution 7, the Companies Act 1985 requires that new shares must generally be offered first to shareholders in proportion to their existing holdings. These are the pre-emption rights of shareholders. In certain circumstances, it may be in the interests of the Company for the directors to be able to allot some shares for cash without having to offer them first to existing shareholders.

In line with common practice, Resolution 8 therefore seeks approval to renew the current authority to empower the directors to allot equity shares for cash other than in accordance with the statutory pre-emption rights, in connection with a rights issue and other pre-emptive offers and otherwise up to a maximum nominal amount of [£300,841], representing approximately 10 per cent. of the nominal value of the issued share capital of the Company.

In addition, there are legal, regulatory and practical reasons why it may not always be possible to issue new shares under a rights issue to some shareholders, particularly those resident overseas. To cater for this, the Resolution also permits the directors to make appropriate exclusions or arrangements to deal with such difficulties.

Unless renewed, revoked, varied or extended, this authority will expire at the conclusion of the next Annual General Meeting of the Company.

Recommendation

The directors believe that the proposals in Resolutions 1 to 8 are in the best interests of the Company and its shareholders as a whole. Accordingly, the directors recommend that shareholders vote in favour of each Resolution as they intend to do so in respect of their own beneficial shareholdings.

Forum Energy plc

Form of Proxy

Form of proxy for use at the annual general meeting of Forum Energy plc (the "Company") to be held at ●, Manila, Philippines and by video conference link from the offices of Osborne Clarke, One London Wall, London EC2Y 5EB on ● April 2009 at ● [a.m.][p.m.] in Manila and ● [a.m.][p.m.] in London ("AGM" or "Meeting").

I/We ………………………………………………………………………………………………………...
of …………………………………………………………………………….……………………………...
being a member/members of the Company entitled to receive notice, attend and vote at general meetings of the Company, hereby appoint the Chairman of the Meeting (Note 1)
………………………………………………………………… as my/our proxy to attend, speak and vote for me/us and on my/our behalf at the AGM and at any adjournment thereof in relation to the resolutions specified in the notice of AGM dated ● 2009 (the "Resolutions") and any other business (including adjournments and amendments to the Resolutions) which may properly come before the Meeting or any adjournment thereof.

I/We direct my/our proxy to vote as follows in respect of the Resolutions (Note 2):

ORDINARY BUSINESS		FOR	AGAINST	VOTE WITHHELD (Note 2)
1.	To receive the directors' report and audited financial statements for the year ended 31 December 2008 (ordinary resolution)
2.	To re-elect Alan Henderson as a director (ordinary resolution)
3.	To elect Dr Walter W. Brown as a director (ordinary resolution)
4.	To elect Andrew Mullins as a director (ordinary resolution)
5.	To re-appoint BDO Stoy Hayward LLP as auditors (ordinary resolution)
6.	To authorise the directors to fix the remuneration of the auditors (ordinary resolution)
SPECIAL BUSINESS
7.	To authorise the directors to allot relevant securities (ordinary resolution)
8.	To enable the directors to allot shares for cash without first offering them to existing shareholders (special resolution)

(Note 3)
Number of shares: ………………………………….                                                                                                Class of shares: ………………………………………...

☐           This proxy appointment is one of a multiple proxy appointment (Note 4)

Signed ……………………………………  Dated ………………………………...…………………2009

Notes:

(1)
A member who is entitled to attend, speak and vote may appoint a proxy to attend, speak and vote instead of him.  A proxy need not also be a member of the Company but must attend the AGM in order to represent you.  A member wishing to appoint someone other than the Chairman of the Meeting as his or her proxy should insert that person's name in the space provided in substitution for the reference to "the Chairman of the Meeting" (and delete that reference) and initial the alteration.

(2)
Please indicate by inserting an "X" in the appropriate box how you wish your vote to be cast on the Resolutions.  If you mark the box "vote withheld" it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.  If you  fail to select any of the given options, the proxy can vote as he or she chooses or can decide not to vote at all.

(3)
If the proxy is being appointed for less than your full entitlement, please indicate above your signature the number and class of shares in relation to which that person is authorised to act as your proxy.  If left blank, your proxy will be deemed to be authorised in respect of your full voting entitlement or, if this proxy form has been issued in respect of a designated account for a shareholder, the full voting entitlement for that designated account.

(4)
A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares (so a member must have more than one share to be able to appoint more than one proxy).  A separate form of proxy must be deposited for each proxy appointed.  Further copies of this form may be obtained from the Company Secretary or you may photocopy this form.  If you appoint multiple proxies, please indicate above your signature, the number and class of shares in relation to which the person named on this form is authorised to act as your proxy.  Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given.  All forms must be signed and returned to the Company Secretary in the same envelope.  Where multiple proxies are appointed, failure to specify the number of shares to which this proxy appointment relates or specifying a number which exceeds the number held by the member when totalled with the number specified on other proxy appointments by the same member, will render all the appointments invalid.

(5)
To be valid, this form of proxy together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority must be received by post or (during normal business hours only) by hand at the offices of the Company's registrars, Share Registrars Ltd of Craven House, West Street, Farnham, Surrey GU9 7EN, by no later than ●[a.m.][p.m.] UK time on ● April 2009.

(6)	The appointment of a proxy will not preclude a member from attending the Meeting and voting in person but if he or she does so this proxy appointment will terminate automatically.

(7)
An individual member or his attorney must sign this form.  If the member is a company, this form of proxy must be executed under the common seal or signed on its behalf by an officer or attorney of the company.

(8)
In the case of joint holders, the proxy appointment of the most senior holder will be accepted to the exclusion of any appointments by the other joint holders.  For this purpose, seniority is determined by the order in which the names are stated in the register of members of the Company in respect of the joint holding.

(9)
A member wishing to change his or her proxy instructions should submit a new proxy appointment using the methods set out, and by the time limit specified, in note 5.  Any changes to proxy instructions received after that time will be disregarded.  A member who requires another form should contact the Company Secretary. Subject to note 4, if a member submits more than one valid proxy appointment, the appointment received last before the time limit in note 5 will take precedence.

(10)
A member wishing to revoke his or her proxy appointment should do so by sending a notice to that effect to the Company's registrars as set out in note 5.  The revocation notice must be received by the Company's registrars by the time limit set out in note 5.  Any revocation notice received after this time will not have effect.

Please note that communications regarding the matters set out in this form of proxy will not be accepted in electronic fo

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

Date: June 23, 2009                                                                                                FEC Resources Inc.
(Registrant)

/s/ Larry W. Youell
                                                                                                President and Chief Executive Officer