Form 20-F
period 2009-12-31
FEC Resources Inc.
filed 2010-07-15
CIK 849997

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
  XXX   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
                             For Fiscal Year ended December 31, 2009
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

Jose Ernesto Villaluna, (403) 290-1676, Fax (403) 770-8060, 46 Royal Ridge Rise NW Calgary, AB, T3G 4V2
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  439,143,765 Common Stock and 7,000,000 Common Stock Purchase Options.

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

FEC Resources form 20F-Dec.31, 2008

FEC RESOURCES, INC. (formerly “FORUM ENERGY CORPORATION”)
FORM 20-F ANNUAL REPORT FISCAL YEAR 2009,  ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

PART I                                                                Page

Item 1.                                Identity of Directors, Senior Management and Advisers4
Item 2.                                Offer Statistics and Expected Timetable4
Item 3.                                Key Information4
Item 4.                                Information on the Company12
Item 5.                                Operating and Financial Review and Prospects19
Item 6.                                Directors, Senior Management and Employees28
Item 7.                                Major Shareholders and Related Party Transactions32
Item 8.                                Financial Information33
Item 9.                                The Listing37
Item 10.                      Additional Information 38
Item 11.                      Quantitative and Qualitative Disclosure About Market Risk40
Item 12.                      Description of Securities other than Equity Securities 41

                                                                                                                                                                               PART II

Item 13.                      Defaults, Dividend Arrearages and Delinquencies41
Item 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds41
Item 15.                      Controls and Procedures41
Item 16A.                      Audit Committee Financial Expert41
Item 16B.                      Code of Ethics 42
Item 16C.                      Principal Accountant Fees and Services42
Item 16D.                      Exemption from the Listing Standards for Audit Committee43
Item 16E.                      Purchase of Equity Securities by the Issuer and Affiliated Purchaser 43

PART III

Item 17.                      Financial Statements43
Item 18.                      Financial Statements77
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

Currency Exchange Rates

Table No. 3(A)(1) below sets forth the rate of exchange for the Canadian Dollar at the end of each of the five (5) most recent fiscal years ended December 31, the average rates for each year, and the range of high and low rates for each year.  Table 3(A)(2) sets forth the high and low exchange rates for each month during the previous six (6) months.  For the year 2005, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  For the years 2006 to 2009, the rate of exchange means the noon buying rate as posted by the Bank of Canada.  The Tables set forth the number of Canadian Dollars required under that formula to buy one (1) US Dollar.  The average rate means the average of the exchange rates on the last day of each month during the year.

          Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar

            Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/09	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/08	1.07	1.31	0.98	1.22
Fiscal Year Ended 12/31/07	1.08	1.19	0.92	0.99
Fiscal Year Ended 12/31/06	1.13	1.17	1.10	1.17
Fiscal Year Ended 12/31/05	1.21	1.27	1.15	1.16

The current rate of exchange was 1.05 on June 8, 2010.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar
	12/09	01/10	02/10	03/10	04/10	05/10
High	1.07	1.07	1.07	1.04	1.02	1.08
Low	1.04	1.03	1.04	1.01	1.00	1.01

A.  Selected Financial Data

The tables below present selected financial information.  Our financial statements are stated in Canadian Dollars and were prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  Table 3(A)(3) presents selected financial information under Canadian GAAP and Table 3(A)(4) presents the same information assuming we had reported under United States Generally Accepted Accounting Principles (“US GAAP”) (see below). tatements of our investment in Forum Energy plc (“FEP”). These tables should be read in conjunction with the financial statements and notes thereto and Management’s Discussion and Analysis included elsewhere in this annual report.  All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated.

               Table No. 3(A)(3)
                    Selected Financial Data Canadian GAAP
                   (CDN $ in thousands, except Earnings Per Share)

	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05
Revenue	$ -	$ -	$ -	$ -	$ -
Income (loss) Before Non-controlling Interest	$(1,202)	$(4,237)	$(3,666)	$(3,375)	$10,371
Net Income (loss)	$(1,202)	$(4,237)	$(3,666)	$(3,375)	$10,371
Net Income (loss) Per Share	$(0.00)	$(0.01)	$(0.02)	$(0.02)	$0.06
Diluted Net Income (loss) Per Share	$(0.00)	$(0.01)	$(0.02)	$(0.02)	$0.05
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	434,144	434,144	239,623	195,610	175,620
Working Capital(deficiency)	$(298)	$165	$706	$(3,153)	$1,271
Resource Properties (1)	$ -	$ -	$ -	$ -	$ -
Long-Term Debt	$ -	$ -	$ -	$ -	$2,710
Shareholders’ Equity/ (deficiency)	$3,374	$6,562	$7,579	$8,671	$10,142
Capital Stock Shares (‘000)	434,144	434,144	434,144	234,144	178,161
Total Assets	$3,732	$6,690	$11,124	$11,587	$13,026

(1)	Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

Table No. 3(A)(4)
             Selected Financial Data US GAAP
                   (CDN $ in thousands, except Earnings Per Share)

	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05
Revenue	$ -	$ -	$ -	$ -	$ -
Income (Loss) Before Non-controlling interest	$(1,300)	$(4,974)	$(4,131)	$(4,030)	$10,287
Net Income (loss)	$(1,300)	$(4,974)	$(4,131)	$(4,030)	$10,287
Net Income (loss) Per Share	$(0.00)	$(0.01)	$(0.03)	$(0.02)	$0.06
Fully Diluted Net Income (loss) Per Share	$(0.00)	$(0.01)	$(0.03)	$(0.02)	$0.05
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wgt. Avg. Shares O/S (‘000)	434,144	434,144	239,623	195,610	175,620
Working Capital (deficiency)	$(298)	$165	$706	$(3,153)	$1,271
Resource Properties	$ -	$ -	$ -	$ -	$ -
Long-Term Debt	$ -	$ -	$ -	$ -	$2,995
Shareholders’ Equity/(deficiency)	$2,145	$5,432	$7,186	$8,216	$23,630
Capital Stock Shares (‘000)	434,144	434,144	434,144	234,144	178,161
Total Assets	$2,503	$10,730	$12,110	$27,030	$7,405

B.  Risk Factors

General Business Risks

We Have a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We sustained net losses for each of the fiscal years ended December 31, 2009, 2008 and 2007 of $1,201,745,  $4,237,263 and $3,665,745, respectively.  We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2010.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2009, 2008 and 2007, and have no producing properties.  Our ability to continue as a “going concern” is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph  when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern (see Comments by Auditors for US Readers on Canada-US Reporting Differences).

Although We Believe We Have the Sufficient Working Capital as of June 30, 2010 to Support Our Business in 2010, We May Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2009, 2008, and 2007 were $(440,688), $(1,480,714), and $(417,405), respectively.  We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Value and Transferability of Our Shares May Be Adversely Impacted By the Limited Trading Market For Our Shares and the Penny Stock Rules.

There is only a limited trading market for our shares on the Over the Counter Bulletin Board Exchange (“OTCBB”).  There can be no assurance that this market will be sustained, or that we will be able to satisfy any future trading criteria that may be imposed by the Financial Industry Regulatory Authority (“FINRA”).

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  At June 8, 2010, we had 439,143,765 common shares outstanding.  On that date we also had reserved 7,000,00 common shares for issuance under our stock plan at per-share exercise prices ranging from US$0.055 to US$0.079.  We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale.

See "Item 6. Directors, Senior Management and Employees--Options to Purchase Securities from the Company or Subsidiaries."

No prediction can be made as to the effect, if any, that sales of shares of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.  A total of 272,721,034 are available under Rule 144.

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

Operating Risks - Oil and Gas Exploration Activities

We Do Not Currently Directly Own Properties With Oil or Gas or Mineral Reserves.  Our Failure to Find or Acquire Available Reserves May Adversely Impact Our Business Operations.

We do not own any properties or investments  with oil, natural gas or mineral reserves.  Our future oil, natural gas, or mineral reserves, production, and therefore, cash flow and income, as well as our success, are highly dependent on success in finding or acquiring recoverable reserves by ourselves or through our investments.  We cannot assure shareholders that we will be able to develop, exploit, find or acquire reserves to replace future production, if any.

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

Our security holders may not be able to enforce U.S. civil liabilities claims thereby limiting their ability to collect on claims against us.

We are incorporated in Canada and the majority of our directors and officers are nationals and/or residents of countries other than the United States.  All or a substantial portion of the assets of these persons are located outside the United States.  As a result, it may be difficult for you to effect service of process within the United States upon these persons.  In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in these countries against us or such persons predicated upon the securities laws of the United States or any state thereof.

We may encounter difficulties in complying with the Sarbanes-Oxley Act of 2002.

 The United States Securities and Exchange Commission, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company in the United States to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements first applied partially to our annual report on Form 20-F for the year ended December 31, 2006 by requiring our management to provide a report regarding the assessment of the effectiveness of our internal control over financial reporting.

Moreover, in future years, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which our internal control over financial reporting is designed or operated, or if the independent registered public accounting firm interprets the requirements, rules or regulations differently than we do, then they may issue an adverse opinion. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our shares. In addition, we will continue to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

ITEM  4.  INFORMATION ON THE COMPANY

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  Prior to May 18, 2005, we owned 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later in this document.  On May 18, 2005, we sold our interest in FEI to Forum Energy Plc (“FEP”) for shares of FEP and cash as more fully described later in this document.  We currently hold 25.84% of the issued and outstanding capital of FEP, and in addition we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that holds the rights to a 64 hectare license.  We also own a 40% interest in MPSA 148, a gold exploration project, through Lascogon Mining Corporation in the Philippines.

We are engaged in the acquisition, exploration, and, when warranted, development of natural resource and mineral properties.  Although we currently are not the operator with respect to interests we hold, we are actively seeking projects where our involvement would be more than management and advisory.  We are currently focused on the development of one (1) mineral license in the Philippines.  The license is held by Lascogon Mining Corporation (“Lascogon Mining”) which was acquired from Philex Gold Philippines Inc., a subsidiary of Philex Mining Corporation, our largest shareholder.

Our head office is located at 46 Royal Ridge Rise NW, Calgary, Alberta T3G 4V2.  Our phone number is (403) 290-1676.

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, rely upon equity and/or debt financing to fund ongoing operations.  We have experienced large operating losses and cash outflows and, as such, our ability to continue as a “going concern” is dependant upon achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.  MMC had begun producing nominal quantities of iron ore which were expected to provide cash flow to us, but operations were shut down in 2006 for environmental and political reasons.  After  elections were completed, we filed for a mineral production and sharing agreement (“MPSA”) covering the current and surrounding area which we believed would be granted and would have allowed production to resume.  To date the MPSA has not been granted and the operations of MMC are still dormant.

Recent Developments

On January 2, 2008 we repaid the balance of a debenture offering which amounted to ₤1,275,000 plus accrued interest and an accrued bonus of ₤127,500 and ₤318,750 respectively.

As a result of the debenture repayment, we have no more long term debt.

In April 2009, we signed a loan agreement with our parent company,  Philex Mining Corporation.  The US$273,000  loan bears interest at the Libor rate  plus three percent and is repayable by 31 December 2010, though extendable upon agreement.  Interest is payable every six months.

In April 2010, we completed a private placement with Philex Mining Corporation of 5,000,000 shares at US$0.50 per share.

The Philippines

We are currently pursuing exploration and development opportunities for oil, natural gas, iron ore, gold, and coal in the Philippines through various companies that we hold interests in.  FEP, in which we own a 25.84% equity interest. The principal asset of FEP is the oil and gas rights over a 8,800 square-kilometer block located in the South China Sea. In addition FEP holds interests in various other concessions located in the Philippines including a 2.27% interest in the Galoc Field.

In addition, we are involved in the exploration for gold through our interest in Lascogon Mining Corporation.

C.  Current Exploration/Development

Forum Energy Plc.

FEP was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.  The current holdings of FEP are based mainly in the Philippines and include:

•	70% interest in Service Contract 72 (SC 72), an offshore license which contains the Sampaguita Gas Field as well as several additional oil and gas leads;

•	66.7% interest in SC 40 (Cebu), a service contract which contains the onshore Libertad Gas Field and Maya discovery and several other prospects;

•
100% interest in Forum Energy Philippines Corporation (formerly known as Basic Petroleum and Minerals Inc.), a company with varying interests in nine (9) offshore fields west of the Philippines including a 2.27% interest in the producing Galoc Field

SC 72 (Reed Bank) formerly GSEC101

The SC72 concession (Reed Bank), is located in the South China Sea west of Palawan Island.
The license was awarded to Sterling Energy Plc in June 2002. Exploration in the area began in 1970 and in 1976 gas was discovered following the drilling of a well.  In total, four (4) wells have been drilled to date, all located at the south west end of the license.  Two (2) of the wells tested gas at rates of 3.6 mmcf/d and 3.2 mmcf/d.

In 2003, Sterling reprocessed 250 km of 2D seismic and completed a feasibility study on a GTL  (gas-to-liquid) development scenario for the gas field.  The seismic work and the GTL study fulfilled the initial work commitments on the concession and Sterling was granted a twelve (12) month extension in June 2004.  In 2005, Forum acquired new 250 square kilometers of new 3D seismic data over the license area fulfilling its work commitments required under the twelve (12) month extension.

In September 2006, results of the interpretation of the 3D seismic program at the Sampaguita gas discovery indicated a significant gas accumulation.

In 2008,  FEP finalized farm-out of a 30% interest in the license to a local partner Monte Oro Resources & Energy, Inc. (Monte Oro) in which FEP benefited from an immediate cash payment of US$1.7million, securing Monte Oro’s involvement and thereby qualifying the Joint Venture for the Filipino Participation Incentive Allowance (FPIA) which entitles the Company to 7.5% of gross revenues, prior to sharing revenues with the government
On 15 February 2010, SC72 was awarded to Forum Energy in respect
On 15 February 2010, the full service contract over the area was granted to  Forum. Forum is considering plans in respect of its commitments under the first sub-phase of the service contract..

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

2D Seismic Survey

FEP completed an offshore 2D seismic acquisition program in the Tañon Straits, west of Cebu Island, Philippines in June 2005.  The survey acquired 310 kilometers of new 2D data in license Service Contract 40 (“SC40”), where FEP holds a 66.7% interest.

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

The Libertad Gas Field contained within the block is now currently being developed with DESCO. During 2009 the Department of Energy approved the Gas Sale & Purchase Agreement in respect of the development of the Libertad Gas Field, thus enabling DESCO to proceed with plans for power generation, and production is anticipated by September 2010.

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

FEP is considering further options in respect to Maya.

Coal Operating Contracts (“COCs”)

FEI, which is owned by FEP, was awarded two (2) coal operating contracts on Cebu Island by the DOE on February 23, 2005, located at Balamban-Naga (Central Cebu) and Dalaguete (South Cebu).

During 2008 and 2009 the COCs were divested for a combined gross consideration of US$4.5m in two independent transactions

Basic Petroleum & Minerals Inc. (“BPMI”)

In May 2005, FEP entered into an agreement with Philippines-based Basic Consolidated Inc. (“BCI”), whereby the parties agreed to work under an exclusivity period towards finalizing the purchase by FEP of BCI’s petroleum interests in the Philippines, held through a wholly-owned subsidiary, BPMI. This culminated in February 2006 with the signing of a Share Purchase Agreement whereby FEP agreed to acquire 100% of BPMI in exchange for 933,759 shares of FEP and deferred consideration.

The acquisition was approved by BCI shareholders at the company’s Annual General Meeting on March 29, 2006.

BPMI assets include interests in nine (9) Philippine offshore fields, specifically the Galoc Field (2.27% participating interest) which commenced production in Q4 2008 and is currently in Galoc is now in full production with 2.5 million barrels gross produced in 2009, and which is estimated to stabilise at 2.3 million barrels gross in 2010. FEP received net revenues of US$0.8 million in 2009 and is targeting total revenues of US$3.9 million over the next 5 years with upside in potential phase 2 developments.

FEP also has nominal production from the SC6/14 Nido/Matinloc fields, which are contained within this block.

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
Metalore has filed an application for an Exploration Permit over a total of 841 hectares which includes the small scale mining areas in which we were previously operating.  Metalore management  believed this would be approved after the May 2007 political elections and an MPSA would be granted, which is the relevant permit for large scale mining.  To date there has been no further developments and Metalore operations continue to be suspended.

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

In 2007, further trenching, drilling, sampling and assays were conducted  on MPSA 148. These were done initially on the Lascogan and Danua areas, then later, surveying, drilling and sampling on the Nabago prospective area.  Results continue to be encouraging and are being further analyzed.

A technical report quantifying the findings to date is expected to be completed in the 3rd quarter of 2010.

ITEM  4A.  UNRESOLVED STAFF COMMENTS
N/A

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We have experienced significant operating losses and fund outflows from operations over the last few years, and as a result, our ability to continue as a “going concern” is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with Canadian GAAP, which are  different from US GAAP (refer to the Auditors’ Report dated April 28, 2010).

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2009, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal Year Ended December 31, 2009 versus Fiscal Year Ended December 31, 2008 (in 000’s)

We  hold 8,550,200 shares or 25.84% of the capital of Forum Energy PLC (FEP).

In 2008 a majority stake in FEP (through holdings in FEC and directly) was acquired by Philex Mining Corporation.

FEP’s main asset is the recently converted Service Contract (SC72) previously referred to as GSEC101, an offshore gas asset located in the South China Sea.

Exploration activities continued on our MPSA 148 holdings in the Philippines in which we hold a 40% interest. The work program will result in a NI43-101 compliant technical report which we believe will add value to this asset. Further work is however required before this report is finalized and this is expected to be concluded within 2010.

The consolidated accounts show a loss for the year ended December 31, 2009 of $1,202 or $(0.00) per share, versus $4,237 for the previous year.

General and Administration expense were $456 for the year ended December 31, 2009 versus $608 for the same period in 2008.   We recorded amortization of $2 for the year versus $2 for the same period in 2008.  Interest expense for the year ended December 31, 2009 was $8 versus Nil for the previous year.  The difference was because of the interest on the outstanding advance from Philex Mining Corporation.  Overall expenses were lower due to reduced general and administrative expenditures for the year ended December 31, 2009.  For the year ended December 31, 2009 foreign exchange gain was $2 versus of $55 for the year ended December 31, 2008.

Equity in loss of investments in Lascogon, Metalore, and FEP was $1,046 for the year ended December 31, 2009 versus $1,493 for the same period in the previous year as under the equity method of accounting we are required to report its share of net income or net loss in its statement of operations and reduce or increase our investment by the same amount.  The Company’s share of FEP’s loss was a large part of the equity in loss of investments.   Gain on dilution in FEP was $307 versus a loss of $239 for the year ended December 31, 2008.   Part of the gain on dilution was due to the allocation of part of the foreign exchange translation of FEP from accumulated other comprehensive income.

No shares of FEP were sold to fund operations during the year.

Interest income was $0.2 for the year ended December 31, 2009 versus 15 for the previous year.  The difference was a result of the interest earned on the higher cash balance in 2008.

Write down of investments was Nil for the year ended December 31, 2009 versus $1,964 for the year ended December 31, 2008 as in 2008 we wrote down its investment in FEP to fair value on December 31, 2008.

Our current assets were $60 at December 31, 2009 versus $293 for the year ended December 31, 2008. The difference is mainly a result of the higher cash balance on December 31, 2008.  Our assets of reflect the value of FEP and Lascogon on an equity basis.

Fiscal Year Ended December 31, 2008 versus Restated Fiscal Year Ended December 31, 2007 (in 000’s)

We continued to hold 8,550,200 shares or 28.42% of the capital stock of Forum Energy PLC (Forum), an AIM listed company with a portfolio of gas and oil assets in the Philippines.

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

We  secured our working capital requirements in April 2009 through the signing of a non-dilutive loan agreement for US$273,000 with Philex Mining Corporation. The loan agreement accrues interest at the LIBOR rate plus 3% and repayable at the end of 2010 and extendable on agreement.

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

Liquidity and Capital Resources (in ‘000)

The working capital deficit at December 31, 2009 was $298 versus working capital of $165 at December 31, 2008 and shareholders’ equity was $3,374 at December 31, 2009 (December 31, 2008 - $6,562).

On April 27, 2009 we reached an agreement with Philex Mining Corporation whereby our anticipated 2009 operating budget would be covered by way of a loan from Philex.  Interest on the loan accrues at the Libor rate plus 3%.

Subsequent to year end we raised US$2.5 million through a private placement to Philex Mining Corporation.  The private placement was for a total of 5 million shares at US$0.50 per share.

If necessary, we are able to sell FEP shares to meet our working capital needs.

Cash used in operating activities for the year ended December 31, 2009 was $441 versus $1,481 for the same period in 2008 mainly as a result of the differences described in the results of operations above and because of the repayment of the interest and bonus on the debentures which took place in January 2008.

Cash used in investing activities was $2 for the year ended December 31, 2009 versus $3 in the same period in 2008.   The difference was nominal.

Cash provided by financing activities for the year ended December 31, 2009 was $295 versus cash used in financing activities of $2,499 for the year ended December 31, 2008.  In 2008, we repaid debentures outstanding in the amount of $2,499 and in 2009 the Company received a loan from Philex Mining Corporation for working capital.

Capital Resources

In order to fully earn a 40% interest in the joint venture with PGPI, we funded a total of US$1,000 of the work program by October, 2006 per the terms of the joint venture.  In order to maintain the 40% interest we are required to pay for 40% of the ongoing work program or our position could be diluted.  At December 31, 2009, we would have had to pay US$957 (December 31, 2008 - US$784) and we have not contributed any funds to the ongoing 2010 work program.  In an attempt to conserve cash resources, we are in discussions with Philex Mining on ways to continue to hold our interest without being diluted however this matter has not been resolved at this time.

We own 35% of Metalore Mining Corporation, 40% of Lascogon Mining Corporation and 25.84% of FEP, an AIM listed company.  All but FEP require us to fund our share of any work programs in order to maintain our current equity holdings in each company.  Should we be unable to meet our share of the work programs then our holdings would be diluted down accordingly.  In 2007, we wrote off our investment in Metalore.

We will need to continue to raise funds through either debt, equity or the sale of assets in order to sustain operations until such time as we can find economically produce able reserves.  We don’t anticipate that we will require any additional funds for working capital for the fiscal year ended December 31, 2010, as we completed a private placement of 5,000,000 shares at $0.50 per share in January 2010.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

We have no employment contracts with any officers, directors, or consultants.

We may still need to raise additional funds if the results of our exploration programs demonstrate that either further exploration or development of the properties we invest in is warranted.  No assurance can be given such financing will be available to us when required, or on commercially viable terms.  Currently, in order to raise capital, we have undertaken private placements and loans however we may also be forced to sell our shares of FEP.  See “RISK FACTORS.”

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

Recent Canadian Accounting Related Pronouncements

Adoption of New Accounting Standards

Effective January 1, 2009, the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets,” which replaced Section 3062 of the same name. As a result of issuing this guidance, Section 3450, “Research and Development Costs,” and Emerging Issues Committee (“EIC”) Abstract No. 27, “Revenues and Expenditures during the Pre-operating Period,” have been withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with Section 1000, “Financial Statement
Concepts.” Section 3064 has eliminated the practice of recognizing items as assets that do not meet the Section 1000 definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization. The adoption of this new section did not have a material impact on the financial statements.

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable to the Corporation’s interim and annual financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact of the Company’s financial statements.

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

The conversion to IFRS will impact the Company’s accounting policies, internal control over financial reporting, and disclosure controls and procedures. The Company is currently assessing the impact of adopting IFRS on its financial statements. The Company is in the first phase of conversion, which includes identifying significant accounting policy differences and their impacts. Once this process is completed, the Company will design a work plan to measure the differences between IFRS and Canadian GAAP, and their impact on its financial statements, disclosures and operations. The Company will address the design, planning, solution development and implementation of the conversion in during 2010.

Recent United States Accounting Related Pronouncements

Adoption of New Accounting Standards

In March 2008, the FASB issued guidance included in ASC 815-10 “Derivatives and Hedging,” which seeks to enhance disclosure about how and why a company uses derivatives; how derivative instruments are accounted for and how derivatives affect a company’s financial position, financial performance and cash flows. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of ASC 815-10 on January 1, 2009 had no material impact on the Company’s financial statements.

In June 2008, the FASB ratified guidance which is now part of ASC 815-40, “Contracts Indexed to the Entity’s Own Equity”. The objective of this issue is to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. This Issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative instrument or an instrument which may be potentially settled in an entity’s own stock regardless of whether the instrument possess derivative characteristics. This issue provides a two-step approach to assist in making these determinations and is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of ASC 815-40 on January 1, 2009 had no material impact on the Company’s financial statements.

In April 2009, the FASB issued additional disclosure requirements related to fair values, which are included in ASC 820, “Interim Disclosures about Fair Value of Financial Instruments.” The provisions require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The required disclosures were effective for interim reporting periods ending after June 15, 2009. The adoption of the provisions did not have a material impact on the Company’s statements of financial position, results of operations and cash flows.

In May 2009, the FASB issued ASC No. 855, “Subsequent Events,” which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date and up to the date the financial statements are issued. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements.

In June 2009, the Financial Accounting Standards Board, or FASB, established the FASB Accounting Standards Codification, or ASC, as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the United States. All other accounting literature not included in the ASC is now non-authoritative. The ASC was effective for financial statements issued for interim and annual periods ending after September 15, 2009 and its adoption did not have any impact on the Company’s financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value,” or ASU 2009-05, which amends ASC 820 to provide clarification of a circumstances in which a quoted price in an active market for an identical liability is not available. A reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities (or similar liabilities when traded as assets) and/or 2) a valuation technique that is consistent with the principles of ASC 820. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this ASU did not have an impact on the Company’s financial statements.

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

Name	Age	Position/Area of Experience/Function
Jose Ernesto Villaluna (1)(2)(3) Andrew Mullins Edward Tortorici Carlo Pablo Barry Stansfield (1)(2)(3) Riaz Sumar Renato Migrino	70 29 70 47 60 40 60
Director since February 2009, President and CEO since August 2009.
Executive Director since August 2009
Director since June 1, 2010
Director since June 1, 2010
Director since April 2003, Chairman effective May 2005
Director, CFO, Secretary since May, 2005
Director, Treasurer since August 2009

(1)	Member of Audit Committee in 2008.

(2)	Member of Compensation Committee in 2008

(3)	Member of the Corporate Governance Committee in 2008

Resignations

 Mr. Riaz Sumar resigned as Director, Chief Financial Officer, Secretary, and Treasurer of the Company on October 2, 2007.  On February 1, 2008 Mr. Sumar was re-appointed as Chief Financial Officer,  Secretary, Treasurer and a Director.  In August 2009 Mr. Renato Migrino took over as Treasurer.

Dr. Walter Brown was first appointed to our Board in May 2005.  Dr. Brown resigned in February 2009 and Mr. Jose Ernesto Villaluna joined our Board at that time.

At our Annual General Meeting in August 2009 Mr. Renato Migrino, Mr. Andrew Mullins, and Mr. Franklin Cu joined the Board while Mr. Larry Youell did not stand for reelection.

On June 1, 2010 Mr. Edward Tortorici and Mr. Carlo Pablo joined the Board and on June 9, 2010 Mr. Franklin Cu resigned.

Information About our Directors and Officers

Mr. Jose Ernesto Villaluna, President, Chief Executive Officer and Director

A resident of Manila, Philippines, Mr. Villaluna has extensive experience with resource companies, and is currently President, COO and Director of Philex Mining Corporation, Brixton Energy and Mining Corporation, Lascogon Mining Corp., and ISM Communications Corp.

Mr. Barry Stansfield, Director and Chairman

Barry Stansfield is an independent Director with broad business experience spanning over thirty (30) years.  He was co-owner and Managing Director of Stansfield Lake, a London-based marketing company until that company was acquired by Communicator Plc.  He is also a partner in a private property investment company based in southern England.

Mr. Riaz Sumar, Director, Secretary, and Chief Financial Officer

A resident of Calgary, Canada, Mr. Sumar has extensive financial experience with public companies.  Mr. Sumar was previously Financial Controller of Forum Energy Corporation from 1996 to 2003.  Mr. Sumar was previously the CFO of TransAKT Corp. and previously CFO of TSX-listed, North American Gem Inc.  He received the designation of Certified General Accountant in 1997.

Mr. Andrew Mullins, Director

Mr. Mullins was previously Vice President of NASDAQ-listed Tracer Petroleum Corporation and subsequently Forum Energy Corporation. He was a key figure in the reorganisation of shares of Forum and admission of the Company to AIM in 2005. In 2006 Andrew was appointed Company Secretary of Forum Energy and in 2008 as an Executive Director of the Company.

He holds a B.Eng (Hons) in Mechanical Engineering from University College London and is also a Director and Chief Executive Officer of PhiGold Plc and PhiGold Mining Limited.

Mr. Renato Migrino

A resident of the Philippines, Mr. Migrino is the Treasurer, Chief Financial Officer and Vice President of Finance of Philex Mining Corporation, Director and CFO of Philex Gold Inc. Director and Treasurer of Brixton Energy and Mining Corporation, Lascogon Mining Corporation, Fidelity Stock Transfers Inc., Philex Insurance Agency Director of Mabuhay Vinyl Corporation, Philippines Gold Mining Company, Northern Luzon Exploration and Mining Co,, Silangan Mindanao Exploration Co. Inc., Silangan Mindanao Mining Co. Inc.

Mr. Edward Tortorici

Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation.  Mr. Tortorici founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices in the USA, Europe and Middle East.  In 1987 he joined First Pacific as an Executive Director for strategic planning and corporate restructuring and launched the Group’s entry into the telecommunications and technology sectors.  Presently he oversees corporate strategy for First Pacific and guides the Group’s strategic planning and corporate development activities.  Mr. Tortorici serves as a Commissioner of PT Indofood Sukses Makmur Tbk and a Director of Metro Pacific Investments Corporation, Maynilad Water Services, Inc., Philex Mining Corporation, Medical Doctors Inc., and Landco Pacific Corporation.  He also serves as an Executive Advisor of MPIC companies located in the Philippines and as a Trustee of the Asia Society and the Metropolitan Museum of Manila.

Mr. Carlo Pablo

Mr. Pablo has 24 years of oil and gas experience with Shell in the Philippines, Indonesia and Malaysia.  His experience covers commercial and engineering roles in the downstream and upstream business.  He has specialized in negotiation of petroleum contracts, gas commercialization, strategy and portfolio management, international business development, exploration and production economics, oil and gas marketing, and project management.  From May 2010 to present Mr. Pablo has served as Chief Operating Officer of Philex Petroleum Corporation.  From October 2005 to March 2010 he was Joint Venture Liaison and Commercial Economics Advisor for Shell Philippines Exploration BV and prior to that Team Leader Business Development for Indonesia, Shell International Gas and Power

None of our directors and/or executive officers, or those persons to be appointed, have been the subject of any order, judgment, or decree of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business, or of theft, or of any felony.

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

B.  Compensation.

We have agreed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

 Jose Ernesto Villaluna                               US$5,000
Riaz Sumar                                                    US$5,500
Barry Stansfield                                           US$3,500
Andrew Mullins                                          US$3,500
Renato Migrino                                           US$2,000
Edward Tortorici                                          US$1,000
Carlo Pablo                                                   US$1,000

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

No funds were set aside or accrued by us during the year ending December 31, 2009 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2009 and 2008 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2009
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$47,944	$0.00	$47,944
Larry W. Youell	$68,431	$0.00	$68,431
Riaz Sumar	$97,088	$0.00	$97,088
Jose Ernesto Villaluna	$32,260	$0.00	$32,260
Andrew Mullins	$18,686	$0.00	$18,686
Franklin Cu	$ 4,251	$0.00	$ 4,251
Renato Migrino	$10,678	$0.00	$10,678
Walter Brown	$ 1,671	$0.00	$ 1,671
Total CDN$	$281,009	$0.00	$281,009
                      (1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Director Compensation for Fiscal Year ended December 31, 2008
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$44,825	$0.00	$44,825
Larry W. Youell	$151,200	$0.00	$151,200
Riaz Sumar	$121,800	$0.00	$121,800
Mark Crandall	$7,189	$0.00	$7,189
Walter Brown	$11,573	$0.00	$11,573
Michael Whiting	$7,189	$0.00	$7,189
Total CDN$	$343,776	$0.00	$343,776
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

Options to Purchase Our or Our Subsidiaries’ Securities.

We have no options issued to purchase any of our subsidiaries securities.  Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  Stock options outstanding on December 31, 2009 were as follows

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
			17,520,000

On January 31, 2010, 10,520,000 stock options expired unexercised.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive compensation for serving on a committee.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee are Andrew Mullins and Renato Migrino.  Previously  Barry Stansfield and Larry Youell served on the Audit Committee, however Larry Youell did not stand for re-election as  a director at our last Annual General Meeting of Shareholders in August 2009 and Barry Stansfield was not appointed to the Audit Committee.  Members of our Audit Committee for 2010 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2009 were Jose Ernesto Villaluna, Renato Migrino, Barry Stansfield, Andrew Mullins, Riaz Sumar, and Franklin Cu.  Franklin Cu resigned on June 9, 2010.  Members of our Compensation Committee for 2010 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of the Corporate Governance Committee were Barry Stansfield, Andrew Mullins and Riaz Sumar. Members of our Corporate Governance Committee for 2010 will  be appointed following our Annual and General Meeting of Shareholders

D. Employees

As of December 31, 2009, we had no employees.

E.  Share Ownership

The following table lists as of June 8, 2010, the share ownership of our directors and executive officers.

The following table sets forth certain information as of June 8, 2010 regarding the ownership of our common stock by (i) each beneficial owner more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on June 8, 2010 was 439,143,765.

Name of Registered Shareholder owning 5% or more of the outstanding shares:	Number of Shares	Percent of Class
Philex Mining Corporation *	225,000,000	51.24
CDS&Co***	44,464,231	10.13
CEDE & Co***	38,216,585	8.70
Asian Coast International	67,740,000	15.42
Indexa Corp****	30,000,000	6.83
Name of Director and/or Officer and number of shares held:
Jose Ernesto Villaluna *	-	-
Barry Stansfield	216,539	-
Renato Migrino *	-	-
Andrew Mullins	-	-
Edward Tortorici *	-	-
Carlo Pablo **	-	-
Riaz Sumar	10,000	-
Number of shares held by all Directors and Officers as a group:	226,539	-

* Officers and Directors of  Philex Mining Corporation and which owns 225,000,000 shares.

** Officer of Philex Petroleum Corporation, subsidiary of Philex Mining Corporation

***  Cede& Co. and CDS and Co. are clearing houses in Canada and the United States and represent the interest of multiple shareholders and there is no way of knowing if any one in particular beneficially holds over 10% of the voting rights attached to our shares.

****  These shares are held in escrow and will only be released on declaration of commerciality of MPSA148.

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

On June 8, 2010, the shareholders’ list showed 600 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,443,435 representing 10.35% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 532.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are  controlled by Philex Mining Corporation.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of June 8, 2010:

Name	Number of Shares Owned	Percent of Class
Philex Mining Corporation *	225,000,000	51.24
CDS&Co**	44,464,231	10.13
CEDE & Co**	38,216,585	8.70
Asian Coast International	67,740,000	15.42
Indexa Corp***	30,000,000	6.83

* Jose Ernesto Villaluna, Edward Tortorici, and Renato Migrino,  all Directors of FEC Resources Inc.,  are officers or directors of Philex Mining Corporation.  Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and 20,000,000 shares were purchased in a private transaction at the same time.  In April, Philex Mining Corporation received a further 5,000,000 shares pursuant to a private placement at US$0.50 per share.  Carlo Pablo is a director of Philex Petroleum Corporation which is a subsidiary of Philex Mining Corporation.

**  Cede& Co. and CDS and Co. are clearing houses in Canada and the United States and represent the interest of multiple shareholders and there is no way of knowing if any one in particular beneficially holds over 10% of the voting rights attached to our shares.

***  These shares were issued in 2006 and are held in escrow to be released upon the proving of the commerciality of MPSA148.   On December 31, 2006 Index Corp was the registered shareholder of 50,000,000 shares and on December 31, 2007 Indexa was the registered holder of 30,000,000 shares held in escrow as noted above.  On December 31, 2006 Langley Park Investment Trust was the registered holder of 27,000,000 shares and Asian Coast International was the registered holder of 39,140,000 shares.  On December 31, 2007 Langley Park Investment Trust was not the registered holder of any shares, Strong Built Townhomes Inc.  was the registered holder of 27,000,000 shares and Asian Coast International was the registered holder of 40,740,000 shares.

There are no arrangements, known to us, the effect of which may at a subsequent date result in a change in our control other than as noted in Item 5 Operating and Financial Review and Prospects.

As at June 8, 2010, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 8, 2010, the shareholders’ list showed 600 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,443,435 representing 10.35% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 532.

B.  Related Party Transactions

During the year ended December 31, 2009 general and administrative expenses included fees charged by directors, officers and companies controlled by directors and officers of the Company totaling $281,009 (2008: $343,776; 2007: $370,505). During the year ended December 31, 2009, the Company incurred an interest charge of $7,972 (2008: $Nil; 2007: $Nil) on a loan from a shareholder of the Company. Included in accounts payable and accrued liabilities at December 31, 2009 is $4,568 (2008: $534) owed to  directors, officers and companies controlled by them. Related party transactions are measured at the exchange amount, which amount is agreed to by the parties.

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

B.  Significant Changes/Developments

i) In April 2010, we completed a private placement of 5,000,000 shares at US$0.50 per share to Philex Mining Corporation, our parent company.

ITEM 9.  THE LISTING

A.  Listing Details and Markets

Our shares have traded on the OTC – Bulletin Board (“OTC.BB”) under the symbol “FECOF” since September 22, 1999.

The table below lists the high/low bid/ask prices on NASD/OTC.BB for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB Stock Annual Price History - Common Shares
(US Dollars)
Year Ended	High	Low
12/31/09	$0.01	$0.00
12/31/08	$0.03	$0.00
12/31/07	$0.01	$0.05
12/31/06	$0.08	$0.026
12/31/05	$0.15	$0.03

The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

OTC Bulletin Board Stock Trading Activity - Common Shares
(US Dollars)
Quarter Ended	Volume	High	Low
3/31/10	10,324,680	0.04	0.01
12/31/09	3,312,772	0.01	0.00
9/30/09	3,963,214	0.01	0.00
6/30/09	6,847,903	0.01	0.00
3/31/09	1,369,379	0.01	0.00
12/31/08	11,895,246	0.01	0.00
9/30/08	5,466,700	0.02	0.01
6/30/08	3,016,400	0.03	0.01
3/31/08	5,046,503	0.03	0.02

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the OTC.BB.

OTC.BB Stock Monthly Price History - Common Shares
(US Dollars)
Month Ended	High	Low	Volume
05/31/10	0.02	0.01	516,338
04/30/10	0.02	0.01	2,402,725
03/31/10	0.04	0.01	7,291,662
02/28/10	0.03	0.01	1,159,566
01/31/10	0.02	0.01	1,873,452
12/31/09	0.01	0.00	1,043,383

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On June 8, 2010, the shareholders’ list showed 600 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,443,435 representing 10.35% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 532.
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

Commodity Price Sensitivity

Our future revenue and profitability will be dependant, to a significant extent, upon prevailing spot market prices for gold, oil and gas.  In the past, gold, oil and gas prices have been volatile.  Prices are subject to wide fluctuations in response to changes in supply of, and demand for, gold, oil and gas, market uncertainty, and a variety of additional factors that are beyond our control.  We currently have no significant operating revenue.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.
None.

ITEM 15A: CONTROLS AND PROCEDURES.

Not applicable

ITEM 15T. CONTROLS AND PROCEDURES.

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

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2009, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of US GAAP rules, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties.; and(3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2009 and communicated the matters to our management and board of directors.

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

Management believes that the appointment of one or more independent directors, will remedy the lack of a majority of outside directors on the Company’s Board and has recently appointed an additional two directors. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result in proper segregation of duties..

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2009, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors, and the reserve evaluations prepared by our independent reserves evaluation engineering consultants.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee during 2009 were Andrew Mullins and Renato Migrino.  Until our Annual General Meeting in August 2009, Larry Youell and Barry Stansfield were members of the Audit Committee.  Larry Youell did not stand for re-election to the Board in Augst 2009 and Barry Stansfield was not appointed to the Audit Committee after serving for most of 2009.   New Audit Committee members will be appointed following our meeting of shareholders in 2010.

Our Board has determined that it has at least one (1) independent financial expert serving on its Audit Committee.  This individual is Renato Migrino.  Mr. Migrino is the Treasurer, Chief Financial Officer, Vice President Finance, and Compliance Officer for Philex Mining Corporation .  Mr. Migrino has significant experience in the review of financial statements and related information.

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

To better fulfill and implement the Board’s corporate governance policies, we have established a Corporate Governance Committee.  The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  The members of the Corporate Governance Committee are Barry Stansfield, Andrew Mullins and Riaz Sumar

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Related Fees

Our external auditors, BDO, charged total fees of  $67,243 related to the audit of our annual financial statements for the year ended December 31, 2008 and for the audit of the annual financial statements for the year ended December 31, 2009, BDO billed an amount of $55,000 in respect of the audit of the annual financial statements.

 Tax Fees

We did not incur any fees in either of the last two fiscal years for professional services rendered by BDO for tax compliance, tax advise and tax planning.

ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

 Not Applicable.

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

 Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 17 are found immediately below.

     Financial Statements:
Report of Auditors, dated April 28, 2010
Consolidated Balance Sheets at December 31, 2009 and December 31, 2008
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2009, December 31, 2008, and December 31, 2007
Consolidated Statements of Cash Flows for the Years ended December 31, 2009, December 31, 2008, and December 31, 2007
Notes to the Consolidated Financial Statements
Financial Statements of Forum Energy Plc (FEP)
Financial Statements of Lascogon Mining Corporation (Lascogon)

FEC RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Stated in Canadian Dollars)

[Missing Graphic Reference]	Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

[	Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
FEC Resources Inc.

We have audited the consolidated balance sheets of FEC Resources Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
April 28, 2010

FEC RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

ASSETS	2009	2008

Current
Cash	$ 39,072	$ 186,974
GST refundable	975	73,303
Prepaid expenses	19,658	32,541

	59,705	292,818

Equipment – Note 4	5,111	5,442
Investments – Note 5	3,667,286	6,391,707

	$3,732,102	$6,689,967

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 8	$ 63,198	$ 127,964
Due to parent company – Note 6	294,646	-
	357,844	127,964

SHAREHOLDERS’ EQUITY

Share capital – Note 7	17,339,665	17,339,665
Warrants – Note 7	267,501	267,501
Contributed surplus – Note 7	3,794,939	3,794,939
Accumulated other comprehensive income (loss)	(1,979,909)	6,091
Deficit	(16,047,938)	(14,846,193)

	3,374,258	6,562,003

	$3,732,102	$6,689,967

Nature of Operations – Note 1
Commitments – Note 7

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

“Riaz Sumar”	Director	“Andrew Mullins”	Director
Riaz Sumar		Andrew Mullins

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

	2009	2008	2007

General and administrative expenses
Amortization	$ 2,191	$ 2,332	$ 1,878
Accretion on long-term debt - Note 2(i)	-	-	998,072
General and administration – Note 8	455,624	607,531	666,293
Interest	7,972	-	355,368
Redemption premium on convertible debenture	-	-	630,678
Withholding taxes – Note 12	-	-	75,015

	(465,787)	(609,863)	(2,727,304)
Other items:
Equity loss in investments – Note 5	(1,045,810)	(1,493,411)	(1,302,174)
Foreign exchange gain (loss)	2,283	54,490	479,604
Gain (loss) on disposition of investments – Note 5	-	-	(9,778)
Gain (loss) on dilution of investment in FEP	307,389	(239,488)	(79,255)
Gain on change in fair value of derivative liability –Note 2(i)	-	-	735,281
Interest income	180	15,449	2,556
Write-down of investments – Note 5	-	(1,964,440)	(764,675)

Net loss for the year	(1,201,745)	(4,237,263)	(3,665,745)

Deficit, beginning of the year,	(14,846,193)	(10,608,930)	(7,285,209)

Adoption of new accounting policy – Note 2 (i)	-	-	342,024

Deficit, end of the year	$(16,047,938)	$(14,846,193)	$(10,608,930)

Basic and diluted loss per common share	$ (0.00)	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	434,143,765	434,143,765	209,623,217

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
for the years ended December 31, 2009, 2008 and 2007
 (Stated in Canadian Dollars)

	2009	2008	2007

Net loss for the year	$ (1,201,745)	$ (4,237,263)	$ (3,665,745)
Foreign currency translation adjustments	(1,985,447))	3,073,315	(2,439,209)
Effect of foreign currency translation on dilution of investment	(553)	146,776	59,840

Comprehensive loss for the year	$(3,187,745)	$(1,017,172)	$(6,045,114)

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

	2009	2008	2007

Operating Activities
Net loss for the year	$(1,201,745)	$(4,237,263)	$(3,665,745)
Non-cash items included in loss:
Amortization	2,191	2,332	1,878
Accretion on long-term debt			998,072
Accrued interest on convertible debentures	-	-	249,900
Equity loss in investments	1,045,810	1,493,411	1,302,174
Gain on change in fair value of derivative liability	-	-	(735,281)
Loss (gain) on disposition of investments	-	-	9,778
(Gain) loss on dilution of investment in FEP	(307,389)	239,488	79,255
Redemption premium on convertible debentures	-	-	630,678
Write-down of investments	-	1,964,440	764,675
Net changes in non-cash operating working capital items related to operations:
GST refundable	72,328	(19,515)	(22,564)
Prepaid expenses	12,883	(6,206)	7,320
Accounts payable and accrued liabilities	(64,766)	(917,401)	(37,545)

	(440,688)	(1,480,714)	(417,405)

Investing Activities
Acquisitions of equipment	(1,860)	(3,392)	(1,841)
Increase in investments	-	-	(207,873)
Proceeds (advances) of loans receivable	-	-	13,044
Proceeds from sale of investments	-	-	622,823

	(1,860)	(3,392)	426,153

…/cont’d

SEE ACCOMPANYING NOTES

                                                                          FEC RESOURCES INC.                                                           Continued
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2009, 2008 and 2007
(Stated in Canadian Dollars)

	2009	2008	2007

Financing Activities
Advances	294,646	-	-
Issuance of share capital, net of costs	-	-	4,981,759
Proceeds (repayment) of convertible debentures	-	(2,499,000)	(290,137)
Repayment of short-term loans	-	-	(572,094)
Unrealized foreign exchange	-	-	(406,223)
Withholding taxes payable	-	-	75,015

	294,646	(2,499,000)	3,788,320

Increase (decrease) in cash during the year	(147,902)	(3,983,106)	3,797,068

Cash, beginning of the year	186,974	4,170,080	373,012

Cash, end of the year	$ 39,072	$ 186,974	$4,170,080

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ 249,900	$ 66,728

Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
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

These financial statements include the accounts of the Company and its wholly owned subsidiaries, FEC Resources (BVI) Limited and Pacific Geothermal Energy, Inc. (“PACGEO”).   All inter-company transactions were eliminated upon consolidation.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2                 Significant Accounting Policies – (cont’d)

b)      Investments

Investments in companies subject to significant influence are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss.  The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors.  Profit distributions received or receivable from the investments will reduce the carrying value of the investment.  Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline.  During the year ended December 31, 2009, the Company recognized a write-down of its investments totalling $Nil (2008- $1,964,440; 2007 - $764,675)

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

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2                 Significant Accounting Policies – (cont’d)

e)	Foreign Currency Translation

The functional currency of the Company is the Canadian dollar. The Company and its investments accounted for by the equity method operate in Canada, the United Kingdom and the Philippines.

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

The Company accounts for stock options at fair value pursuant to CICA Handbook Section 3870, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model.

g)	Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2                 Significant Accounting Policies – (cont’d)

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

Common equivalent shares (consisting of shares issuable on the exercise of options and warrants) totalling 21,053,333 (2008 – 23,053,333; 2007 – 29,082,878) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

i)	Financial Instruments

Effective January 1, 2007, the Company adopted the provisions of CICA Handbook section 3855 – “Financial instruments — recognition and measurement”. The adoption of this standard resulted in a net decrease of $342,024 of the opening deficit at January 1, 2007.  This amount consisted of a credit of $430,759 due to the fair value measurement on the derivative financial instruments on convertible debentures and a charge of $88,735 in respect of expensing the transaction costs incurred on the debentures.  These amounts have been recorded in the consolidated financial statements for the year ended December 31, 2007. Additionally, upon adopting section 3855 on January 1, 2007, the Company retroactively calculated a derivative liability in the amount of $1,650,334 to its then outstanding convertible debentures; during the year ended December 31, 2007, the remaining debt discount resulting from this derivative liability was accreted to income in the amount of $998,072. As well, the derivative liability was re-measured at its fair value resulting in a gain from the change in fair value of the derivative liability of $735,281 during the year ended December 31, 2007.

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

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 2                 Significant Accounting Policies – (cont’d)

i)	Financial Instruments – (cont’d)

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

Note 3                Changes in Accounting Policies

Adoption of New Accounting Standards

Effective January 1, 2009, the Company retroactively adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, “Goodwill and Intangible Assets,” which replaced Section 3062 of the same name. As a result of issuing this guidance, Section 3450, “Research and Development Costs,” and Emerging Issues Committee (“EIC”) Abstract No. 27, “Revenues and Expenditures during the Pre-operating Period,” have been withdrawn. This new guidance requires recognizing all goodwill and intangible assets in accordance with Section 1000, “Financial Statement Concepts.” Section 3064 has eliminated the practice of recognizing items as assets that do not meet the Section 1000 definition and recognition criteria. Under this new guidance, fewer items meet the criteria for capitalization.  The adoption of this new section did not have a material impact on the financial statements.

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”). EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 is applicable to the Corporation’s interim and annual financial statements for its fiscal year ending December 31, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact of the Company’s financial statements.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
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

Note 4                 Equipment

		Accumulated	Net book
	Cost	Amortization	value

Computer equipment
December 31, 2009	$ 14,453	$ 9,342	$ 5,111

December 31, 2008	$ 12,593	$ 7,151	$ 5,442

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5                 Investments

The Company has the following investments accounted for using the equity method:

	2009	2008

Forum Energy plc (“FEP”)	$1,119,732	$3,888,425
Lascogon Mining Corporation	2,547,554	2,503,282

	$3,667,286	$6,391,707

i)      Investment in FEP

The investment in FEP is summarized as follows:
	Number of shares held	Amount

Balance, December 31, 2006	9,186,000	$ 8,626,816
Disposition	(635,800)	(632,601)
Loss on dilution of investment in FEP as a result of additional FEP share issuances	-	(19,415)
Equity loss in investment of FEP	-	(1,301,892)
Foreign currency translation adjustment	-	(2,439,209)

Balance, December 31, 2007	8,550,200	4,233,699
Loss on dilution of investment in FEP as a result of additional FEP share issuances		(92,710)
Foreign currency translation adjustment	-	3,073,315
Equity loss in investment of FEP	-	(1,361,439)
Write-down of investment in FEP to fair value	-	(1,964,440)

Balance, December 31, 2008	8,550,200	3,888,425
Gain on dilution of investment in FEP as a result of additional FEP share issuances	-	306,836
Foreign currency translation adjustment	-	(1,985,447)
Equity loss in investment of FEP	-	(1,090,082)

Balance, December 31, 2009	8,550,200	$ 1,119,732

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

i)      Investment in FEP – (cont’d)

During the year ended December 31, 2007, the Company disposed of 635,800 common shares of FEP for total proceeds of $622,823 which resulted in a loss of $9,778.

As FEP offers its shares to outside investors, the resulting dilution of the investor’s shareholdings constitutes an effective disposition necessitating recognition of a dilution gain or loss. As at December 31, 2009, the Company’s interest in FEP had been diluted to 25.84% (2008: 28.42%, 2007: 29.78%) as a result of the sale of FEP common shares and equity offerings by FEP in which the Company did not participate.

At December 31, 2009, the Company held 8,550,200 (2008 – 8,550,200) common shares of FEP with a market value of $7,646,038 (2008 – $3,859,560) based on the quoted closing price of FEP common stock on the London Stock Exchange.  During the year ended December 31, 2008, the Company recorded a write-down of $1,964,440 as a result of the determination that the decline in market value of the FEP shares was other than temporary.

The financial position and results of operations of FEP as at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Assets	$52,373,455	$62,949,744

Liabilities	$5,747,564	$7,443,184

Equity	$46,625,891	$55,506,560

Net loss for the year ended December 31	$(4,130,743)	$(4,719,955)

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

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

ii)      Investment in Lascogon Mining Corporation (“Lascogon”) – (cont’d)

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

The investment in Lascogon is summarized as follows:

Balance at December 31, 2006	$ 2,416,145
Funding for exploration work program	207,873
Equity income in investment in Lascogon	11,236

Balance at December 31, 2007	2,635,254
Equity loss in investment in Lascogon	(131,972)

2,503,282
Equity income in investment in Lascogon	44,272

Balance at December 31, 2009	$ 2,547,554

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

ii)      Investment in Lascogon Mining Corporation (“Lascogon”) – (cont’d)

The financial position and results of operations of Lascogon as at December 31, 2009 and 2008 are summarized as follows:

	2009	2008

Assets	$ 3,901,124	$ 4,151,642

Liabilities	$ 3,887,707	$ 4,252,033

Equity	$ 13,418	$ (100,391)

Net income (loss) for the year ended December 31	$ 110,680	$ (493,777)

As at December 31, 2009, in order for the Company to maintain its 40% interest without dilution, the Company would be required to pay cash calls totaling approximately $957,097.  The Company is currently evaluating the investment in Lascogon prior to making the determination whether to pay these cash calls.

iii)      Investment in Metalore Mining Corporation (“Metalore”)

During the year ended December 31, 2007, the Company wrote down its investment in Metalore to $Nil by recording a charge against income in the amount of $764,675. As at December 31, 2009, the Company still holds its investment in Metalore Mining Corporation.

Note 6                 Due to parent company

The Company was advanced $294,646 (US $ 273,000) by Philex Mining Corporation, the parent company of the group including the Company. The loan is unsecured, due on December 31, 2010 and bears interest at LIBOR plus 3 % per annum.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 7                 Share Capital

a)	Authorized:

Unlimited number of common shares without par value; and

Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

b)	Issued:

Common Shares	Number	Amount

Balance, December 31, 2006	234,143,765	$12,357,906
Shares issued pursuant to a private placement	200,000,000	4,981,759

Balance, December 31, 2009, 2008 and 2007	434,143,765	$17,339,665

On December 21, 2007, the Company completed a private placement of 200,000,000 common shares at $0.0249 (US $0.025) per share for gross proceeds of $4,991, 500 (US$ 5,000,000). The Company incurred cash issuance costs of $9,741.

c)	Warrants:

	Number	Amount

Balance, December 31, 2009, 2008 and 2007	3,533,333	$ 267,501

The warrants are exercisable until January 31, 2010 and allow the holder to purchase one common share of the Company for every warrant held at US$0.0723 per share.  The warrants expired unexercised on January 31, 2010.

d)	Contributed Surplus

Balance, December 31, 2009, 2008 and 2007	$ 3,794,939

e)	Options:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years.  The options vest immediately.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 7                 Share Capital – (cont’d)

e)	Options – (cont’d):

		Weighted
		Average
	Number of	Exercise
	Options	Price/Share

Outstanding and exercisable December 31, 2006	25,649,545	US$0.09
Cancelled	(100,000)	US$0.08

Outstanding and exercisable December 31, 2007	25,549,545	US$0.09
Expired	(6,029,545)	US$0.16
Outstanding and exercisable December 31, 2008	19,520,000	US$0.07
Expired	(2,000,000)	US$0.09
Outstanding and exercisable December 31, 2009	17,520,000	US$0.07

The following table summarizes stock options outstanding and exercisable at December 31, 2009:

Number of	Exercise Price		Contractual
Options	Per Option	Expiry Date	Remaining life
			(in years)
10,520,000	US$0.07	January 31, 2010	0.08
1,000,000	US$0.08	August 2, 2010	0.59
6,000,000	US$0.06	October 25, 2010	0.82

17,520,000

Subsequent to December 31, 2009, the 10,520,000 options that were exercisableat US$0.07 per share expired unexercised on January 31, 2010.

Note 8                 Related Party Transactions and Balances

During the year ended December 31, 2009 general and administrative expenses included fees charged by directors, officers and companies controlled by directors and officers of the Company totaling $281,009 (2008:  $343,776; 2007:  $370,505). During the year ended December 31, 2009, the Company incurred an interest charge of $7,972 (2008: $Nil; 2007: $Nil) on a loan from a shareholder of the Company.  Included in accounts payable and accrued liabilities at December 31, 2009 is $4,568 (2008:  $534) owed to directors, officers and companies controlled by them. Related party transactions are measured at the exchange amount, which amount is agreed to by the parties.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 9                 Income Taxes

As at December 31, 2009, the significant components of the Company’s future tax assets and liabilities are as follows:

	2009	2008

Non capital losses carried forward	$1,732,000	$1,803,000
Investments	31,000	(323,000)
OCI transactions	136,000	384,000
Financing costs	10,000	19,000

Valuation allowance	(1,909,000)	(1,883,000)

	$ -	$ -

No income tax benefits to the future tax assets have been recognized in the accounts as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation.

The reconciliation of income taxes at Canadian statutory rates to the reported income tax provision is as follows:

	2009	2008

Statutory tax rate	29.00%	29.50%

Income tax recovery at statutory rates	$(399,000)	$(1,250,000)
Effect of reduction in statutory rates	55,000	92,000
Expiry of loss carry forward	212,000	-
Permanent differences	106,000	826,000
Change in valuation allowance	26,000	332,000

	$ -	$ -

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 9                 Income Taxes – (cont’d)

The Company has incurred non-capital losses for Canadian income tax purposes of $6,865,000 which, may be carried forward to offset future taxable income.  The benefit, if any, of these non-capital losses have not been reflected in the consolidated financial statements.

As at December 31, 2009, the Canadian non-capital losses carried forward expire as follows:

2010	440,000
2014	544,000
2015	1,255,000
2026	1,703,000
2027	1,823,000
2028	602,000
2029	498,000

$6,865,000

The Company has incurred expenditures in various other jurisdictions, which are subject to tax authority approval.  No provision for taxes in these other jurisdictions has been recorded.

Note 10                 Financial Instruments

The Company’s financial instruments comprise primarily of cash, accounts payable and accrued liabilities, and a short-term loan. The Company has designated cash and cash equivalents as held-for-trading, which is measured at fair value. Accounts payable and accrued liabilities, as well as due to related party are designated as other liabilities, which are measured at amortized cost.

a)      Fair value

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

The methods and assumptions used to develop fair value measurements for those financial instruments carried at fair value in the balance sheet have been prioritized into three levels of a fair value hierarchy.  Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities, level two includes inputs that are observable other than quoted prices include in Level one and level three includes inputs that are not based on observable market data.  The Company’s cash and cash equivalents is a level one fair value measurement.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 10                 Financial Instruments – (cont’d)

b)      Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for transactions denominated in U.S. dollars; however this risk is partially mitigated as the majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2009, the Company held  $36,524 (2008 - $182,362) of cash denominated in U.S. dollars subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

c)	Concentration of credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2009 the Company’s accounts payable and accrued liabilities were $63,198, all of which fall due for payment within twelve months of the balance sheet date. In addition, the Company’s short term loans were $294,646.  The Company has minimal long-term commitments

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 10	Financial Instruments – (cont’d)

e)	Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company did not have any borrowings outstanding as at December 31, 2009.

Note 11	Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements on credit facilities and to support any growth plans.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations. The Company monitors capital based on the debt to debt-plus-equity ratio. Debt is total debt shown on the balance sheet, less cash. Debt-plus-equity is calculated as debt shown on the balance sheet, plus total shareholders’ equity which includes share capital, warrants, contributed surplus and deficit. Currently the Company has no debt except for a short-term loan due to its parent company. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

Note 12                 Withholding Taxes Payable

The Company is responsible for withholding taxes on its interest payments to non-resident of Canada.  For the year ended December 31, 2009, the Company has accrued $Nil (2008: $75,015) as withholding taxes payable.

Note 13	Subsequent Event

Subsequent to December 31, 2009, the Company completed a $2,583,250 (US$2,500,000) equity placement of 5,000,000 shares at a price of $0.51665 (US$0.50) per share. The stock has been placed to Philex Mining Corporation (“Philex”), the Company’s largest shareholder.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 14	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation of the current year.

Note 15	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s financial statements are summarized below:

Balance Sheets

	2009	2008

Total assets under Canadian GAAP	$3,732,102	$6,689,967
Investment in Lascogon	(1,228,800)	(1,130,185)

Total assets under US GAAP	$2,503,302	$5,559,782

Total liabilities under Canadian GAAP & US GAAP	$ 357,844	$ 127,964

Total shareholders’ equity under Canadian GAAP	3,374,258	6,562,003
Cumulative differences in the classification and presentation of previously issued convertible debentures	1,593,730	1,593,730
Deficit	(2,822,530)	(2,723,915)

Total shareholders’ equity under US GAAP	2,145,458	5,431,818

Total liabilities and shareholders’ equity under US GAAP	$2,503,302	$5,559,782

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 15	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Statements of Loss

	2009	2008	2007

Net loss under Canadian GAAP	$(1,201,745)	$(4,237,263)	$(3,665,745)
Accretion on long-term debt	-	-	998,072
Gain on change in fair value of derivative liability	-	-	(735,281)
Equity loss in write-off of resource property costs in Metalore Mining Corporation	-	-	167,990
Equity loss and write-off of resource property costs in Lascogon Mining Corporation	(98,615)	(736,995)	(308,773)
Accretion of debt discount related to beneficial conversion feature	-	-	(587,269)

Net loss under US GAAP	(1,300,360)	(4,974,258)	(4,131,006)
Foreign currency translation adjustments	(1,985,447)	3,073,315	(2,439,209)
Effect of foreign currency translation on dilution of investment	(553)	146,776	59,840

Comprehensive loss under US GAAP	$(3,286,360)	$(1,754,167)	$(6,510,375)

Basic and diluted loss per share under US GAAP	$ (0.00)	$ (0.01)	$ (0.03)

Weighted average shares outstanding	434,143,765	434,143,765	209,623,217

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 15	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Convertible Debentures

During the year ended December 31, 2006, the Company issued convertible debentures totalling £1,400,000 (CDN$2,880,500). As a result of the retrospective application of CICA section 3855, the Company determined that the conversion feature of the convertible debentures constituted a derivative liability having a fair value of $1,650,334 requiring bifurcation from the host contract. The discount resulting from recording the derivative liability was accreted from the inception of the debt to its maturity using the effective interest method.

The fair value of the derivative liability was re-measured at each financial statement date with the changes in fair value recorded in the statements of operations and comprehensive loss. Under US GAAP, the conversion feature of these convertible debentures met the criteria for exemption under paragraph 11(a) of Statement of Financial Standard (“SFAS” No. 133 “Accounting for Derivative Instruments and Hedging Activities” and was not required to be bifurcated from the host instrument.

For the year ended December 31, 2007, under US GAAP, net loss increased by a net amount of $262,791 as a result of an increase of $998,072, the amount of accretion expense recorded upon accreting the debt discount arising from bifurcating the derivative liability and a decrease of $735,281 arising from recording the change in fair value of the derivative liability.

The Company determined there was a beneficial conversion feature on these convertible debentures in the amount of $1,005,932.  Under US GAAP, this conversion feature would have been recorded as a debt discount and would be accreted as interest expense to December 20, 2007, the date of the convertible debentures’ maturity, using the effective interest method.  The net loss under US GAAP for the year ended December 31, 2007 would have increased by $587,269 as a result of the accretion of debt discount.

These debentures were repaid during the year ended December 31, 2008. The cumulative effect of the difference between Canadian and US GAAP in respect of the Company’s previously issued convertible debentures for each of the years ended December 31, 2009 and 2008 is an increase to shareholders’ equity of $1,593,730. This amount is comprised of a decrease of share capital in the amount of $703,465, an increase in additional paid-in capital in the amount of $2,455,769 and a decrease in contributed surplus of $158,574.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 15	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Resource Property Costs

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred.  Under US GAAP, resource property costs related to exploration can only be deferred subsequent to the establishment of reserves.  The financial statements of Lascogon Mining Corporation (“Lascogon”) reflect deferred exploration costs at December 31, 2009 of $3,642,627 (2008: $3,880,419).  For purposes of US GAAP, the Company’s equity share of the income or loss in its investment in Lascogon is adjusted for its share of the expensing of exploration costs prior to the establishment of reserves under US GAAP.  For the year ended December 31, 2009, this amounted to $98,615 (2008 - $736,995; 2007 - $308,773). The cumulative effect of expensing exploration costs prior to the establishment of reserves is $1,228,800 at December 31, 2009 (2008: $1,130,185)

During the year ended December 31, 2007, the Company wrote down its investment in Metalore to $Nil.  Under US GAAP, for the year ended December 31, 2007, this write-down would decrease by $167,990 representing the exploration costs which have already been expensed under US GAAP for the year ended December 31, 2006.

Recent Accounting Pronouncements

In March 2008, the FASB issued guidance included in ASC 815-10 “Derivatives and Hedging,” which seeks to enhance disclosure about how and why a company uses derivatives; how derivative instruments are accounted for and how derivatives affect a company’s financial position, financial performance and cash flows. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of ASC 815-10 on January 1, 2009 had no material impact on the Company’s financial statements.

In June 2008, the FASB ratified guidance which is now part of ASC 815-40, “Contracts Indexed to the Entity’s Own Equity”. The objective of this issue is to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. This Issue applies to any freestanding financial instrument or embedded feature that has all the characteristics of a derivative instrument or an instrument which may be potentially settled in an entity’s own stock regardless of whether the instrument possess derivative characteristics. This issue provides a two-step approach to assist in making these determinations and is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of ASC 815-40 on January 1, 2009 had no material impact on the Company’s financial statements.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
(Stated in Canadian Dollars)

Note 15	Differences Between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Recent Accounting Pronouncements – (cont’d)

In April 2009, the FASB issued additional disclosure requirements related to fair values, which are included in ASC 820, “Interim Disclosures about Fair Value of Financial Instruments.” The provisions require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The required disclosures were effective for interim reporting periods ending after June 15, 2009. The adoption of the provisions did not have a material impact on the Company’s statements of financial position, results of operations and cash flows.

In May 2009, the FASB issued ASC No. 855, “Subsequent Events,” which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. It sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date and up to the date the financial statements are issued. ASC 855 was effective for financial statements issued for interim and annual periods ending after June 15, 2009 and did not have any impact on the Company’s financial statements.

In June 2009, the Financial Accounting Standards Board, or FASB, established the FASB Accounting Standards Codification, or ASC, as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with generally accepted accounting principles in the United States. All other accounting literature not included in the ASC is now non-authoritative. The ASC was effective for financial statements issued for interim and annual periods ending after September 15, 2009 and its adoption did not have any impact on the Company’s financial statements.

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value,” or ASU 2009-05, which amends ASC 820 to provide clarification of a circumstances in which a quoted price in an active market for an identical liability is not available. A reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities (or similar liabilities when traded as assets) and/or 2) a valuation technique that is consistent with the principles of ASC 820. ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this ASU did not have an impact on the Company’s financial statements.

Lascogon Mining Corporation
(A Subsidiary of Philex Gold Philippines, Inc.)
Financial Statements
December 31, 2009 and 2008
and Years Ended December 31, 2009, 2008 and 2007

and

Report of Independent Auditors

SyCip Gorres Velayo & Co.

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone:                      (632) 891 0307
Fax:         (632) 819 0872

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Lascogon Mining Corporation

We have audited the accompanying balance sheets of Lascogon Mining Corporation as of
December 31, 2009 and 2008, and the related statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lascogon Mining Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with Philippine Financial Reporting Standards, which differ in certain respects from United States generally accepted accounting principles as discussed in Note 15 to the financial statements.

Makati City, Philippines
July 13, 2010

LASCOGON MINING CORPORATION
BALANCE SHEETS

	December 31
	2009	2008
ASSETS
Current Assets
Cash	Php405,793	PhP4,996,489
Advances to employees (Note 4)	43,103	811,529
Input tax	10,082,273	9,618,532
Prepaid rent	3,500	8,990
Total Current Assets	10,534,669	15,435,540
Noncurrent Assets
Property and equipment (Note 5)	587,445	1,245,220
Computer software (Note 6)	245,375	471,875
Deferred mine exploration costs (Note 7)	160,185,904	149,938,901
Total Noncurrent Assets	161,018,724	151,655,996
TOTAL ASSETS	PhP171,553,393	PhP167,091,536

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and other liabilities (Note 8)	PhP386,856	PhP1,903,682
Income tax payable	3,618	–
Advances from related parties (Notes 1 and 9)	169,364,770	161,552,660
Total Current Liabilities	169,755,244	163,456,342
Noncurrent Liability
Deferred income tax liability (Note 10)	1,208,109	841,674
Total Liabilities	170,963,353	164,298,016
Equity
Capital stock - 100 par value
Authorized - 100,000 shares
Issued and outstanding - 41,667 shares	4,166,700	4,166,700
Additional paid-in capital (Notes 1 and 9)	9,593,300	9,593,300
Deficit	(13,169,960)	(10,966,480)
Total Equity	590,040	2,793,520
TOTAL LIABILITIES AND EQUITY	PhP171,553,393	PhP167,091,536

See accompanying Notes to Financial Statements.

LASCOGON MINING CORPORATION
STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31
	2009	2008	2007
EXPENSES
Personnel costs	PhP972,499	PhP2,430,271	PhP–
Outside services	475,722	468,947	–
Professional and consultancy fees	326,975	688,317	266,939
Provision for doubtful accounts (Note 4)	308,208	–	–
Transportation, travel and accommodation	284,184	1,184,520	1,170,980
Rent	281,200	438,000	182,000
Utilities	103,205	179,242	141,159
Materials and supplies	64,495	839,327	470,217
Communication	62,909	280,585	260,544
Donations	57,500	149,361	14,457
Insurance	49,737	101,823	35,758
Field expenses	48,455	117,025	74,346
Entertainment, amusement and recreation	17,988	128,700	103,900
Freight and handling	13,871	283,150	47,465
Taxes, fees and licenses	13,755	225,224	155,850
Repairs and maintenance	8,289	993,411	830,362
Others	124,891	860,019	310,285
	3,213,883	9,367,922	4,064,262
OTHER CHARGES (INCOME)
Foreign exchange loss (gain) - net	(1,394,013)	6,507,233	(7,402,184)
Loss on write-off of advances to employees	18,792	–	–
Interest income	(5,235)	(18,194)	(53,186)
	(1,380,456)	6,489,039	(7,455,370)
INCOME (LOSS) BEFORE INCOME TAX	(1,833,427)	(15,856,961)	3,391,108
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 10)
Current	3,618	–	–
Deferred	366,435	(2,161,221)	2,067,345
	370,053	(2,161,221)	2,067,345
NET INCOME (LOSS)	(2,203,480)	(13,695,740)	1,323,763
OTHER COMPREHENSIVE INCOME (Note 2)	–	–	–
TOTAL COMPREHENSIVE INCOME (LOSS)	PhP(2,203,480)	PhP(13,695,740)	PhP1,323,763

See accompanying Notes to Financial Statements.

LASCOGON MINING CORPORATION
STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	Capital Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCES AT DECEMBER 31, 2006	PhP2,500,000	PhP–	PhP1,405,497	PhP3,905,497
Issuance of capital stock (Note 1)	1,666,700	9,593,300	–	11,260,000
Total comprehensive income for the year	–	–	1,323,763	1,323,763
BALANCES AT DECEMBER 31, 2007	4,166,700	9,593,300	2,729,260	16,489,260
Total comprehensive loss for the year	–	–	(13,695,740)	(13,695,740)
BALANCES AT DECEMBER 31, 2008	4,166,700	9,593,300	(10,966,480)	2,793,520
Total comprehensive loss for the year	–	–	(2,203,480)	(2,203,480)
BALANCES AT DECEMBER 31, 2009	PhP4,166,700	PhP9,593,300	PhP(13,169,960)	PhP590,040

See accompanying Notes to Financial Statements.

LASCOGON MINING CORPORATION
STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) before income tax	PhP(1,833,427)	PhP(15,856,961)	PhP3,391,108
Adjustments for:
Unrealized foreign exchange loss (gain)	(1,213,136)	5,774,119	(6,574,949)
Interest income	(5,235)	(18,194)	(53,186)
Operating losses before working capital changes	(3,051,798)	(10,101,036)	(3,237,027)
Decrease (increase) in:
Advances to employees	768,426	(400,350)	190,969
Input tax	(463,741)	(5,289,448)	(1,083,094)
Prepaid rent	5,490	29,189	42,377
Increase (decrease) in accounts payable and other liabilities	(1,516,826)	1,462,061	(1,404,573)
Cash used in operations	(4,258,449)	(14,299,584)	(5,491,348)
Interest received	5,235	18,194	53,186
Net cash used in operating activities	(4,253,214)	(14,281,390)	(5,438,162)
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to deferred mine exploration costs (Notes 5 and 14)	(9,362,728)	(64,091,359)	(32,003,662)
Acquisition of property and equipment (Notes 5 and 14)	–	(380,000)	(121,874)
Purchase of computer software (Note 6)	–	(679,500)	–
Cash used in investing activities	(9,362,728)	(65,150,859)	(32,125,536)
CASH FLOWS FROM FINANCING ACTIVITY
Additional advances from related parties (Note 9)	9,033,559	81,573,403	32,053,086
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(8,313)	–	–
NET INCREASE (DECREASE) IN CASH	(4,590,696)	2,141,154	(5,510,612)
CASH AT BEGINNING OF YEAR	4,996,489	2,855,335	8,365,947
CASH AT END OF YEAR	PhP405,793	PhP4,996,489	PhP2,855,335

See accompanying Notes to Financial Statements.

LASCOGON MINING CORPORATION
NOTES TO FINANCIAL STATEMENTS

1.	Corporate Information, Status of Operations and Authorization for Issue
of the Financial Statements

Corporate Information

Lascogon Mining Corporation (the Company), a subsidiary of Philex Gold Philippines, Inc. (PGPI), was incorporated in the Philippines on October 20, 2005 to engage in exploration, development and utilization of mineral resources.  Its registered office address is Philex Building, 27 Brixton corner Fairlane Streets, Pasig City.  The Company’s ultimate parent is Philex Mining Corporation (PMC) through holding companies.  PMC is primarily engaged in large-scale exploration, development and utilization of mineral resources.

The Company was incorporated pursuant to a Heads of Agreement (HOA 1) entered into by PGPI and Transpacific Mining Limited (TML) on September 16, 2005.  HOA 1 is intended to have a joint participation of both PGPI and TML in the exploration, development and commercial production of recoverable minerals with Mineral Production Sharing Agreement No. 148-99-XIII (MPSA 148) encompassing 2,306 hectares of mining property.

On December 8, 2005, PGPI and TML terminated HOA 1.  On the same date, PGPI entered into another Heads of Agreement (HOA 2) with Indexa Corp. (IC), and IC, in turn, executed on the same day a Deed of Assignment, assigning its full interest over HOA 2 to FEC Resources, Inc. (FEC).  The said Deed of Assignment became effective on January 2, 2006.

Among the relevant provisions of HOA 2 are:

a.	PGPI will incorporate a local subsidiary into which PGPI shall transfer its full interest over MPSA 148, together with the accumulated exploration costs of its interest thereon.

b.
PGPI shall undertake to apply for all approvals from the Bureau of Mines and Geosciences (BMG) to permit PGPI to transfer 40% equity over this subsidiary to FEC.  PGPI shall further undertake to obtain same approvals to cover FEC’s or its designate’s or affiliate’s possible increase in its equity in the local company to 60%.

c.	FEC will commit and provide the amount of United States Dollar (US$) 250,000 to PGPI after legal ownership of MPSA 148 has been transferred to the local subsidiary.

d.
FEC will provide US$100,000 each month from January 1, 2006 to October 31, 2006 to fund expenditures on the agreed work program in HOA 2 to further determine and delineate prospective reserves of MPSA 148.  Should the permit from the BMG to extend the exploration beyond October 2006 not be obtained by the subsidiary, FEC will be entitled to call the advances and demand full repayment from the local company. Repayment shall be guaranteed by PGPI.

In compliance with the above provisions of HOA 2:

a.
PGPI incorporated the Company on October 20, 2005.  On December 13, 2005, PGPI executed a Deed of Assignment, assigning MPSA 148 to the Company, and transferred to the Company all accumulated costs related thereto.

*SGVMC310911*

b.	PGPI received from FEC the amount of US$250,000 on December 29, 2005 following the transfer of PGPI’s legal ownership over MPSA 148 to the Company in December 2005.

c.
FEC provided US$100,000 each month from January 1, 2006 to October 31, 2006 to the Company to fund expenditures to further determine and delineate the reserves of MPSA 148.  This amount is recorded by the Company as part of the “Advances from related parties” account. On November 30, 2006, PGPI was able to obtain from the BMG a permit to extend the exploration of MPSA 148 until November 2008.  On September 30, 2007, FEC earned and got its 40% equity stake in the Company in view of the completion of documentation requirements of the transfer of the shares.  At the time of the 40% transfer to FEC, the carrying value of portion of FEC’s advances amounted to PhP11,260,000 (US$250,000).  Upon conversion, this resulted in an excess of PhP9,593,300 over the par value of the Company’s newly issued shares to FEC and accordingly, was taken up by the Company as an additional paid-in capital.

The Company conducts its exploration activities through the contracted services of independent personnel and contractors.

Status of Operations
The Company is conducting exploration works on its mining properties in Taganaan, Surigao del Norte covered by MPSA 148.  During the last quarter of 2008, the Company engaged the services of an independent Qualified Person (QP) to conduct evaluation of the property after several drilling and trenching works have been done.  The QP recommended that two additional trenches be done to upgrade the resource category from “inferred” to “indicated” in order to advance the project to a point that supports the next level of development and expenditure of funds.  The Company conducted additional exploration works in 2009 to support the finalization of the mineral resource estimate.

The ability of the Company to realize its deferred mine exploration costs depends on the success of its exploration activities and future development work in proving the viability of its mining property to produce minerals in commercial quantities, which cannot be determined at this time.  To allow the Company to determine such viability of its mining property, PMC, through its wholly owned subsidiary, PGPI, will continue to extend financial support to the Company as deemed needed to support the Company’s exploration work and day-to-day operations up to
June 30, 2011.

Authorization for Issue of the Financial Statements
The financial statements were authorized for issue by the Company’s Board of Directors (BOD) on July 13, 2010.

2.	Summary of Significant Accounting Policies and Financial Reporting Practices

Basis of Preparation
The financial statements of the Company have been prepared on a historical cost basis and are presented in Philippine Peso, which is the Company’s functional currency.  All amounts are rounded to the nearest Peso except when otherwise indicated.

Statement of Compliance
The financial statements of the Company have been prepared in accordance with Philippine Financial Reporting Standards (PFRS) and, except as described in Note 15, conform in all material respects with the United States generally accepted accounting principles (US GAAP).

Changes in Accounting Policies
The accounting policies adopted are consistent with those of the previous year except for the changes in accounting policies resulting from the adoption of the following amendments to previously issued standards effective beginning January 1, 2009:

•
Amendment to Philippine Accounting Standard (PAS) 1, Presentation of Financial Statements, separates owner and non-owner changes in equity.  The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented in a reconciliation of each component of equity.  In addition, the standard introduces the statement of comprehensive income: it presents all items of recognized income and expense, either in one single statement, or in two linked statements.  The Company has elected to present a single statement of comprehensive income.  The Company’s net income (loss) and total comprehensive income (loss) for the three years in the period ended December 31, 2009 are the same since the Company does not have any other comprehensive income.

•
Amendment to PFRS 7, Financial Instruments: Disclosures, requires enhanced disclosures about fair value measurements and liquidity risk.  Fair value measurements related to items recorded at fair value are to be disclosed by source of inputs using a three-level fair value hierarchy, by class, for all financial instruments recognized at fair value.  The amendments also clarify the requirements for liquidity risk disclosures with respect to derivative transactions and assets used for liquidity management.  This amendment did not significantly affect the Company’s financial statements except for the additional disclosures on liquidity risk presented in Note 12 to the financial statements.

•
Amendment to PAS 23, Borrowing Costs, requires capitalization of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (an asset that takes substantial time to get ready for its intended use or sale). The option of expensing out borrowing costs incurred on qualifying asset is eliminated.  The Company did not incur borrowing costs on its exploration works and, therefore, this amendment does not have any significant impact on the Company’s financial statements.

Cash
Cash includes cash on hand and in banks.

Financial Instruments
Date of recognition
The Company recognizes a financial asset or a financial liability in the balance sheet when it becomes a party to the contractual provisions of the instrument.  Purchases and sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place are recognized on the settlement date.

Initial recognition of financial instruments
All financial assets and financial liabilities are recognized initially at fair value.  Except for securities at fair value through profit or loss (FVPL), the initial measurement of financial assets includes transaction costs.  The Company’s financial assets are further classified into the following categories: financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments and available-for-sale (AFS) investments.  The Company also classifies its financial liabilities as financial liabilities at FVPL and other financial liabilities.  The classification depends on the purpose for which the investments were acquired or whether they are quoted in an active market.

The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates such designation at each reporting date.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement.  Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income.  Distributions to holders of financial instruments classified as equity are charged directly to equity, net of any related income tax benefits.

As of December 31, 2009 and 2008, the Company’s financial assets and financial liabilities consist of loans and receivables, and other financial liabilities.

Determination of fair value
The fair value of financial instruments traded in active markets at the reporting date is based on the quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs.  When current bid and ask prices are not available, the price of the most recent transaction provides evidence of current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction.

Loans and receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market.  They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivables.  After initial measurement, loans and receivables are subsequently carried at cost or amortized cost using the effective interest rate method less any allowance for impairment.  Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Loans and receivables are classified as current assets if maturity is within 12 months from the reporting date.  Otherwise, these are classified as noncurrent assets.

As of December 31, 2009 and 2008, loans and receivables include the Company’s cash and advances to employees.

Other financial liabilities
This category pertains to financial liabilities that are not held for trading or not designated as at FVPL at inception.  These include liabilities arising from operations (e.g., payables, accruals).

Other financial liabilities are initially recognized at fair value and are subsequently carried at amortized cost, taking into account the impact of applying the effective interest rate method of amortization for any related premium or discount and any directly attributable transaction cost.

As of December 31, 2009 and 2008, the Company’s other financial liabilities include accounts payable and other liabilities, and advances from related parties.

Impairment of Financial Assets
The Company assesses at each reporting date whether a financial asset or group of financial assets is impaired.

Loans and receivables
The Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant and, individually or collectively for financial assets that are not individually significant.  If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).  The carrying amount of the asset shall be reduced either directly or through the use of an allowance account, and the amount of the loss shall be recognized in profit or loss.

If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed.  Any subsequent reversal of an impairment loss is recognized in profit or loss, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

Derecognition of Financial Assets and Financial Liabilities
Financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	the right to receive cash flows from the asset has expired;
•	the Company retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass-through” arrangement; or
•
the Company has transferred its right to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its right to receive cash flows from an asset or has entered into a pass-through agreement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled or has expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Offsetting Financial Instruments
Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.  This is not generally the case with master netting agreements, and the related financial assets and financial liabilities are presented at gross in the balance sheet.

Input Tax
Input tax represents the value-added tax (VAT) due or paid on purchases of goods and services subjected to VAT that the Company can claim against any future liability to the Bureau of Internal Revenue (BIR) for output VAT received from sale of goods and services subjected to VAT.  The input tax can also be recovered as tax credit against future income tax liability of the Company upon approval of the BIR and/or Philippine Bureau of Customs.  A valuation allowance is provided for any portion of the input tax that cannot be claimed against output tax or recovered as tax credit against future income tax liability.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation and any impairment in value.

The initial cost of property and equipment comprises its purchase price, including import duties, taxes, borrowing costs and any directly attributable costs in bringing the asset to its working condition and location for its intended use.  Expenditures incurred after the assets have been put into operation such as repairs and maintenance and overhaul costs, are normally charged to income in the period in which the costs are incurred.  In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property and equipment.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

No. of Years
Transportation equipment	5
Office equipment	3
Exploration equipment	3
Communication equipment	3

Depreciation of an item of property and equipment begins when it becomes available for use and ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.  The estimated useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property and equipment.  When assets are retired or otherwise disposed of, their cost and related accumulated depreciation and allowance for impairment losses are removed from the accounts and any resulting gain or loss is recognized in profit or loss.

Computer Software
Computer software is stated at cost less accumulated amortization and any impairment in value. Amortization is computed using the straight-line method over the estimated useful life of three years.

Deferred Mine Exploration Costs
Expenditures for exploration works on mining properties (i.e., acquisition of rights to explore, topographical, geological, geochemical and geophysical studies, exploratory drilling, trenching, sampling, and activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource) are deferred as incurred and included under “Deferred mine exploration costs” account in the balance sheet.  If and when recoverable reserves are determined to be present in commercially producible quantities, the deferred exploration expenditures and subsequent mine development costs are capitalized as part of property and equipment.

Deferred mine exploration costs is assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. When the facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an impairment loss is recognized.  Full provision is made for the impairment unless it is probable that such costs are expected to be recouped through successful exploration and development of the area of interest, or alternatively, by its sale.  If the project does not prove to be viable, all recoverable costs associated with the project and the related impairment provisions are written off.  When a project is abandoned, the related deferred mine exploration costs are written off.

Impairment of Nonfinancial Assets
The Company assesses at each balance sheet date whether there is an indication that its input tax, property and equipment, computer software and deferred mine exploration costs may be impaired.  If any such indication exists, or when an annual impairment testing for such items is required, the Company makes an estimate of their recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value-in-use, and is determined for an individual item, unless such item does not generate cash inflows that are largely independent of those from other assets or group of assets or cash-generating units.

When the carrying amount exceeds its recoverable amount, such item is considered impaired and is written down to its recoverable amount.  In assessing value-in-use, the estimated future cash flows to be generated by such items are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset or cash-generating unit.  Impairment losses of continuing operations are recognized in profit or loss in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized.  If that is the case, the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of any depreciation, had no impairment loss been recognized for the asset in prior years.  Such reversal is recognized in profit or loss unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Interest Income
Interest is recognized as the interest accrues taking into account the effective interest yield on the asset.

Cost and Expenses Recognition
Cost and expenses are recognized in profit or loss in the period they are incurred.

Other Comprehensive Income
Other comprehensive income comprises items of income and expense (including items previously presented under the statement of changes in equity) that are not recognized in profit or loss for the year in accordance with PFRS.

Capital Stock
Ordinary or common shares are classified as equity.  The proceeds from the issuance of ordinary or common shares are presented in equity as capital stock to the extent of the par value of the issued and outstanding shares and any excess of the proceeds over the par value of shares issued, less any incremental costs directly attributable to the issuance, net of tax, is presented in equity as additional paid-in capital.

Income Taxes
Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the balance sheet date.

Deferred income tax
Deferred income tax is provided, using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences and carryforward benefits of unused net operating loss carryover (NOLCO) and excess of minimum corporate income tax (MCIT) over regular corporate income tax (RCIT) [excess MCIT] to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and carryforward benefits of unused NOLCO and excess MCIT can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred income tax assets to be utilized.

Deferred income tax assets and deferred income tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off the deferred income tax assets against the deferred income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Related Party Relationships and Transactions
Related party relationship exists when the party has the ability to control, directly or indirectly, through one or more intermediaries, or exercise significant influence over the other party in making financial and operating decisions.  Such relationships also exist between and/or among entities which are under common control with the reporting entity and its key management personnel, directors or stockholders.  In considering each possible related party relationship, attention is directed to the substance of the relationships, and not merely to the legal form.

Foreign Currency Transactions
Transactions denominated in foreign currencies are initially recorded using the applicable functional currency rate at the date of the transaction.  Outstanding monetary assets and liabilities denominated in foreign currencies are restated using the applicable closing rate of exchange at the balance sheet date.  Exchange gains or losses arising from foreign transactions and balances are recognized in profit or loss.

Provisions and Contingencies
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are not recognized in the financial statements but are disclosed in the notes to financial statements unless the possibility of an outflow of resources embodying economic benefits is remote.  Contingent assets are not recognized in the financial statements but disclosed in the notes to financial statements when an inflow of economic benefits is probable.

Events After the Balance Sheet Date
Events after the balance sheet date that provide additional information about the Company’s position at the balance sheet date (adjusting events), if any, are reflected in the financial statements.  Events after the balance sheet date that are not adjusting events are disclosed in the notes to the financial statements when material.

Future Changes in Accounting Policies
The following revised standards, amendments to existing standards and new interpretations have been issued but will be effective subsequent to December 31, 2009.  However, these changes are expected to have no significant impact on the Company’s financial statements.

•
Revised PFRS 3, Business Combinations, and Amendments to PAS 27, Consolidated and Separate Financial Statements, effective for annual periods beginning on or after July 1, 2009.  Revised PFRS 3 significantly changes the accounting for business combinations occurring after this date including the valuation of non-controlling interest, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages that will impact the amount of goodwill recognized, and the reported results in the current and future periods.  Amendment to PAS 27 requires that a change in the ownership interest of a subsidiary without loss of control is accounted for as a transaction with owners in their capacity as owners (no resulting goodwill nor gain or loss).  Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary.  The changes introduced by the revised PFRS 3 must be applied prospectively and PAS 27 must be applied retrospectively with a few exceptions.

•
Amendments to PFRS 2, Share-based Payments - Group Cash-settled Share-based Payment Transactions, effective for annual periods beginning on or after January 1, 2010, clarify the scope and the accounting for group cash-settled share-based payment transactions.

•
Amendment to PAS 39, Financial Instruments: Recognition and Measurement - Eligible Hedged Items, effective for annual periods beginning on or after July 1, 2009, clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.  This also covers the designation of inflation as a hedged risk or portion in particular situations.

•
Philippine Interpretation IFRIC 15, Agreement for Construction of Real Estate, effective for annual periods beginning on or after January 1, 2012, covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors.  This interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, Construction Contracts, or involves rendering of services in which case revenue is recognized based on stage of completion.  Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis will also be accounted for based on stage of completion.

•
Philippine Interpretation IFRIC 17, Distributions of Non-Cash Assets to Owners, effective for annual periods beginning on or after July 1, 2009 with early application permitted, provides guidance on how to account for non-cash distributions to owners.  The interpretation clarifies when to recognize a liability, how to measure it and the associated assets, and when to derecognize the asset and liability.

Improvements to PFRSs.  The omnibus amendments to PFRS issued in 2009 were issued primarily with a view to removing inconsistencies and clarifying wording.  The amendments are effective for annual periods beginning financial years January 1, 2010 except otherwise stated.  The Company has not yet adopted the following amendments and anticipates these changes will have no material effect on the financial statements.

•
PFRS 2, Share-based Payment, clarifies that the contribution of a business on formation of a joint venture and combinations under common control are not within the scope of PFRS 2 even though they are out of scope of Revised PFRS 3, Business Combinations.  The amendment is effective for financial years on or after July 1, 2009.

•
PFRS 5, Non-current Assets Held for Sale and Discontinued Operations, clarifies that the disclosures required in respect of noncurrent assets and disposal groups classified as held for sale or discontinued operations are only those set out in PFRS 5.  The disclosure requirements of other PFRSs only apply if specifically required for such noncurrent assets or discontinued operations.

•
PFRS 8, Operating Segments, clarifies that segment assets and liabilities need only be reported when those assets and liabilities are included in measures that are used by the chief operating decision maker.

•
PAS 1, Presentation of Financial Statements, clarifies that the terms of a liability that could result, at anytime, in its settlement by the issuance of equity instruments at the option of the counterparty do not affect its classification.

•	PAS 7, Statement of Cash Flows, explicitly states that only expenditure that results in a recognized asset can be classified as a cash flow from investing activities.

•
PAS 17, Leases, removes the specific guidance on classifying land as a lease. Prior to the amendment, leases of land were classified as operating leases.  The amendment now requires that leases of land are classified as either ‘finance’ or ‘operating’ in accordance with the general principles of PAS 17.  The amendments will be applied retrospectively.

•
PAS 36, Impairment of Assets, clarifies that the largest unit permitted for allocating goodwill, acquired in a business combination, is the operating segment as defined in PFRS 8 before aggregation for reporting purposes.

•
PAS 38, Intangible Assets, clarifies that if an intangible asset acquired in a business combination is identifiable only with another intangible asset, the acquirer may recognize the group of intangible assets as a single asset provided the individual assets have similar useful lives.  Also, it clarifies that the valuation techniques presented for determining the fair value of intangible assets acquired in a business combination that are not traded in active markets are only examples and are not restrictive on the methods that can be used.

•	PAS 39, Financial Instruments: Recognition and Measurement, clarifies the following:

a.
that a prepayment option is considered closely related to the host contract when the exercise price of a prepayment option reimburses the lender up to the approximate present value of lost interest for the remaining term of the host contract;

b.
that the scope exemption for contracts between an acquirer and a vendor in a business combination to buy or sell an acquiree at a future date applies only to binding forward contracts, and not derivative contracts where further actions by either party are still to be taken; and,

c.
that gains or losses on cash flow hedges of a forecast transaction that subsequently results in the recognition of a financial instrument or on cash flow hedges of recognized financial instruments should be reclassified in the period that the hedged forecast cash flows affect profit or loss.

•
Philippine Interpretation IFRIC 9, Reassessment of Embedded Derivatives, clarifies that it does not apply to possible reassessment at the date of acquisition, to embedded derivatives in contracts acquired in a business combination between entities or businesses under common control or the formation of joint venture.

•
Philippine Interpretation IFRIC 16, Hedge of a Net Investment in a Foreign Operation, states that, in a hedge of a net investment in a foreign operation, qualifying hedging instruments may be held by any entity or entities within the group, including the foreign operation itself, as long as the designation, documentation and effectiveness requirements of PAS 39 that relate to a net investment hedge are satisfied.

3.           Management’s Use of Significant Judgments, Accounting Estimates and Assumptions

The preparation of the financial statements in accordance with PFRS requires management to exercise judgments, make accounting estimates and use assumptions that affect the reported amounts of assets, liabilities, income and expenses and related disclosures.  Future events may occur which will cause the assumptions used in arriving at the accounting estimates to change.

The effects of any change in accounting estimates are reflected in the financial statements as they become reasonably determinable.

Judgments and accounting estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments
In the process of applying the Company’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effects on amounts recognized in the financial statements:

Determination of the Company’s functional currency
The Company, based on the relevant economic substance of the underlying circumstances, has determined its functional currency to be the Philippine Peso.  It is the currency of the primary economic environment in which the Company operates.

Recoverability of deferred mine exploration costs
The deferred mine exploration costs is assessed for impairment when facts and circumstances suggest that the carrying amount exceeds its recoverable amount.  When the facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an impairment loss is recognized. The Company assessed that there are no facts and circumstances that suggest that the carrying amount of the deferred mine exploration costs exceeds its recoverable amount, thus, it did not recognize any impairment.  Deferred mine exploration costs amounted to
PhP160,185,904 and PhP149,938,901 as of December 31, 2009 and 2008, respectively (see Note 7).

Estimates and Assumptions
The key assumptions concerning the future and other key sources of estimation uncertainties at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Impairment of noncurrent nonfinancial assets
The Company assesses whether there are indications of impairment on its property and equipment and computer software, at least on an annual basis.  If there are indications of impairment, impairment testing is performed.  This requires an estimation of the asset’s fair value less costs to sell and value-in-use (or, if applicable, the value-in-use of the cash-generating units to which the assets belong).  Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the asset or cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.  There is no indication of impairment as of December 31, 2009 and 2008.  The aggregate carrying values of property and equipment and computer software amounted to PhP832,820 and PhP1,717,095 as of
December 31, 2009 and 2008, respectively (see Notes 5 and 6).

Recognition of deferred income tax assets
The Company reviews the carrying amounts at each balance sheet date and adjusts the balance of deferred income tax assets to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the deferred income tax assets to be utilized.  The Company did not recognize any deferred income tax asset as of December 31, 2009 and 2008.

The unrecognized deferred tax assets on deductible temporary differences, NOLCO and excess MCIT amounted to PhP4,426,324 and PhP3,672,781 as of December 31, 2009 and 2008, respectively
(see Note 10).

4.           Advances to Employees

	2009	2008
Advances to employees	PhP351,311	PhP811,529
Less allowance for doubtful accounts	308,208	–
	PhP43,103	PhP811,529

The advances to employees are due on demand and non-interest-bearing.  The impaired advances to employees were specifically identified.

5.           Property and Equipment

	2009
	Transportation	Office	Exploration	Communication	Construction
	Equipment	Equipment	Equipment	Equipment	in Progress	Total
Cost
At January 1	PhP1,338,190	PhP187,615	PhP85,305	PhP43,561	PhP301,439	PhP1,956,110
Transfer to deferred mineexploration costs	–	–	–	–	(301,439)	(301,439)
At December 31	1,338,190	187,615	85,305	43,561	–	1,654,671
Accumulated Depreciation
At January 1	501,125	129,950	46,133	33,682	–	710,890
Depreciation for the year (Note 14)	267,638	51,256	27,563	9,879	–	356,336
At December 31	768,763	181,206	73,696	43,561	–	1,067,226
Net Book Values	569,427	6,409	11,609	–	–	587,445

	2008
	Transportation	Office	Exploration	Communication	Construction
	Equipment	Equipment	Equipment	Equipment	in Progress	Total
Cost
At January 1	958,190	187,615	85,305	43,561	301,439	1,576,110
Additions	380,000	–	–	–	–	380,000
At December 31	1,338,190	187,615	85,305	43,561	301,439	1,956,110
Accumulated Depreciation
At January 1	271,487	67,413	17,698	19,161	–	375,759
Depreciation for the year (Note 14)	229,638	62,537	28,435	14,521	–	335,131
At December 31	501,125	129,950	46,133	33,682	–	710,890
Net Book Values	PhP837,065	PhP57,665	PhP39,172	PhP9,879	PhP301,439	PhP1,245,220

6.           Computer Software

	2009	2008
Cost
At January 1	PhP679,500	PhP–
Addition for the year	–	679,500
At December 31	679,500	679,500
Accumulated Amortization
At January 1	207,625	–
Amortization for the year (Note 14)	226,500	207,625
At December 31	434,125	207,625
Net Book Value	PhP245,375	PhP471,875

7.	Deferred Mine Exploration Costs

The deferred mine exploration costs relate to the expenditures incurred in the exploration activities in Taganaan Project in Surigao del Norte [covered by MPSA 148 (see Note 1)].  The recovery of these costs depends upon the success of exploration activities and future development of the mining property to produce minerals in commercial quantity.

8.           Accounts Payable and Other Liabilities

	2009	2008
Accounts payable	PhP95,755	PhP88,821
Withholding taxes payable	35,657	56,590
Others	255,444	1,758,271
	PhP386,856	PhP1,903,682

The Company’s accounts payable and other liabilities are currently due and non-interest-bearing.

9.           Related Party Transactions

The Company has significant transactions with related parties involving the funding of exploration works over MPSA 148.  These related parties and corresponding nature of relationship and transactions as well as the related transaction balances are as follows:

Related Party	Relationship	2009	2008
PGPI	Parent company	PhP125,733,449	PhP115,986,684
FEC	Stockholder	42,750,695	43,972,144
PMC	Ultimate parent company	880,626	1,593,832
		169,364,770	161,552,660

a.
PGPI and PMC have been making non-interest-bearing advances to fund the Company’s operations and exploration works over MPSA 148.  These advances are due on demand.  PMC is also providing the services of senior management, engineering, geological and head office personnel at no cost to the Company.

b.
FEC made several advances to the Company in compliance with the provisions of the HOA 2 between PGPI and FEC (see Note 1).  These advances are non-interest-bearing and are denominated in US Dollar.  These advances are due on demand.  As of December 31, 2009 and 2008, total outstanding advances from FEC amounted to US$925,340 for both years, which have been translated to their peso equivalent amounts of PhP42,750,695 and

PhP43,972,144, respectively.

10.           Income Taxes

a.
The current provision for income tax in 2009 pertains to MCIT.  The Company is covered by MCIT starting 2009, which is the Company’s fourth taxable year of operation.  No current provision for income tax was recognized in 2008 and 2007 since the Company had no income subject to RCIT.

b.
The provision for (benefit from) deferred income tax in 2009, 2008 and 2007 resulted from the tax effect of the movement in the taxable temporary difference arising from unrealized foreign exchange gain on foreign currency-denominated advances from a related party.  A provision for income tax from the additional unrealized foreign exchange gain of PhP1,221,450 and

PhP5,906,700 was recognized in 2009 and 2007, respectively, while a benefit from income tax was recognized in 2008 for the reversal of the unrealized foreign exchange gain previously recognized amounting to PhP5,774,119.

c.	The deferred income tax liability pertains to the tax effect of the cumulative unrealized foreign exchange gain on the foreign currency-denominated advances from a related party of
PhP4,027,030 and PhP2,805,580 as of December 31, 2009 and 2008, respectively.

d.	A reconciliation of the provision for (benefit from) income tax at the statutory income tax rates (30% in 2009 and 35% in 2008 and 2007) to the provision for (benefit from) income tax is as follows:

	2009	2008	2007
Provision for (benefit from) income tax at the statutory income tax rates	PhP(550,028)	PhP(5,549,936)	PhP1,186,888
Additions to (reduction in) income tax resulting from tax effect of:
Deductible temporary differences,NOLCO and excess MCIT for whichno deferredincome tax assets wererecognized	893,367	3,264,136	857,647
Nondeductible expenses	28,284	271,227	41,425
Interest income subjected to final tax	(1,570)	(6,368)	(18,615)
Effect of change in income tax rates	–	(140,280)	–
Provision for (benefit from) income tax	PhP370,053	PhP(2,161,221)	PhP2,067,345

e.	The Company did not recognize deferred income tax assets on the following deductible temporary differences, NOLCO and excess MCIT:

	2009	2008	2007
NOLCO	PhP14,425,833	PhP12,242,604	PhP2,916,502
Provision for doubtful accounts	308,208	–	–
Unrealized foreign exchange loss	8,313	–	–
Excess MCIT	3,618	–	–

f.	As of December 31, 2009, the Company’s NOLCO and excess MCIT that can be claimed as deduction from future taxable income and used as deductions from future RCIT, respectively, are as follows:

Incurred During	Available for
the Year Ended	Deduction Until	NOLCO		Excess
December 31	December 31	Amount	Tax Effect	MCIT
2007	2010	PhP2,450,420	PhP735,126	PhP–
2008	2011	9,326,103	2,797,831	–
2009	2012	2,649,310	794,793	3,618
		PhP14,425,833	PhP4,327,750	PhP3,618

The following are the movements in NOLCO and excess MCIT for the years ended
December 31:

	NOLCO			Excess MCIT
	2009	2008	2007	2009
Beginning balance	PhP12,242,604	PhP2,916,501	PhP466,081	PhP–
Additions	2,649,310	9,326,103	2,450,420	3,618
Expirations	(466,081)	–	–	–
Ending balance	PhP14,425,833	PhP12,242,604	PhP2,916,501	PhP3,618

g.
Republic Act (RA) No. 9337 was enacted into law amending various provisions in the existing 1997 National Internal Revenue Code (Tax Code).  Among the Reforms introduced by the RA that took effect this year are the following:

i.	change in RCIT rate from 32% to 35% for the next three years effective November 1, 2005 and 30% starting January 1, 2009; and

ii.	change in the allowable deduction for interest expense from 38% to 42% effective November 1, 2005 and 33% effective January 1, 2009.

h.
On July 7, 2008, RA No. 9504, which amended the provisions of the 1997 Tax Code, became effective.  The RA allowed corporations, except nonresident foreign corporations, to avail of an optional standard deduction (OSD) in the amount not exceeding 40% of their gross income.  A corporation must signify its intention to avail of the OSD in its return, otherwise, it shall be considered as having availed of the itemized deductions.  The availment of the OSD shall be irrevocable for the taxable year for which return is made.

The BIR issued Revenue Regulation (RR) No. 10-2008 for the implementing guidelines of RA No. 9504 on September 24, 2008 and RR No. 16-08, Dealing on the Optional Standard Deduction Allowed to Individuals and Corporations in Computing Their Taxable Income, for the implementing guidelines of Section 34 (L) of the 1997 Tax Code, as amended by Section 3 of RA No. 9504, on November 26, 2008.

11.           Financial Instruments

The following table shows the fair values and carrying values of the Company’s financial assets and financial liabilities that are carried in the financial statements.

Due to the short-term nature of these financial instruments, the carrying values of financial assets and financial liabilities approximate their fair values as of balance sheet dates.

	2009	2008
Loans and receivables
Cash	PhP405,793	PhP4,996,489
Advances to employees	43,103	811,529
	PhP448,896	PhP5,808,018

   (Forward)

	2009	2008
Other financial liabilities
Accounts payable and other liabilities:
Accounts payable	PhP95,755	PhP88,821
Others	255,444	1,758,271
Advances from related parties	169,364,770	161,552,660
	PhP169,715,969	PhP163,399,752

As of December 31, 2009 and 2008, the Company has no financial instruments carried at fair value. Thus, no disclosure on source of inputs using a three-level fair value hierarchy is necessary.

12.           Financial Risk Management Objectives and Policies

The Company’s financial instruments consist of cash, advances to employees, accounts payable and other liabilities except withholding taxes, and advances from related parties.  The main purpose of these financial instruments is to provide financing for the Company’s operations.  It is the Company’s policy that no trading in financial instruments shall be undertaken.

Risk Management Structure
The BOD is mainly responsible for the overall risk management approach and for the approval of risk management strategies and principles of the Company.

Financial Risks
The main risks arising from the Company’s financial instruments are credit risk, liquidity risk and foreign currency risk.  The BOD reviews and agrees on policies for managing these risks.  While still pre-operating, the Company mainly sources its funds from related parties to meet liquidity problems.

Credit risk
Credit risk is such risk where the Company could incur a loss if its counterparties fail to discharge their contractual obligations.  The Company manages credit risk by doing business mostly only with related parties and recognized creditworthy third parties.

With respect to credit risk arising from the financial assets of the Company, which comprise of cash in bank and advances to employees, the Company’s exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments.

The table below summarizes the Company’s maximum exposure to credit risk.

	2009	2008
Cash in banks	PhP376,793	PhP4,967,489
Advances to employees	43,103	811,529
	PhP419,896	PhP5,779,018

High grade credit quality financial assets pertain to financial assets with insignificant risk of default based on historical experience and/or counterparty credit standing. Substandard grade credit quality financial assets pertain to financial assets collected on their due date with persistent collection effort made by the Company.  The Company’s cash in banks are of high grade credit quality while its advances to employees are substandard grade.

The Company’s cash in banks are due on demand and the unimpaired advances to employees are all currently due.  The Company has impaired past due advances to employees amounting to
PhP308,208 as of December 31, 2009.

Liquidity risk
Liquidity risk is such risk where the Company is unable to meet its payment obligations when they fall due under normal and stress circumstances.  The Company’s objective is to maintain a balance between continuity of funding and flexibility through advances from related parties.

The Company’s other financial liabilities, consisting of accounts payable and other liabilities, and advances from related parties, amounted to PhP169,715,969 and PhP163,399,752 as of
December 31, 2009 and 2008, respectively, and are all payable on demand.

Foreign currency risk
Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.  The Company is exposed to foreign currency risk arising from its cash and advances from FEC that are denominated in US Dollar.  As of December 31, 2009 and 2008, the Company’s cash includes US Dollars amounting to US$3,212 and US$92,759, respectively, and the advances from FEC amounting to US$925,340 for both years.  The Company recognized PhP1,394,013 in foreign exchange gains in 2009, PhP6,507,233 in foreign exchange losses in 2008, and PhP7,402,184 in foreign exchange gains in 2007 arising from the translation of these foreign currency-denominated financial instruments.

The following table summarizes the impact on the income (loss) before income tax of reasonably possible changes in the exchange rates of US Dollar against the Philippine Peso.  The exchange rates of the Philippine Peso to the US Dollar are PhP46.20 to US$1, PhP47.52 to US$1 and PhP41.28 to US$1 as of December 31, 2009, 2008 and 2007, respectively.

	2009	2008	2007
Change in US Dollar - Philippine Pesoforeign exchange rate:
US Dollar appreciates by 1%	PhP(426,023)	PhP(395,643)	PhP(368)
US Dollar depreciates by 1%	426,023	395,643	368

There is no other effect on the Company’s equity other than those affecting profit or loss.

13.	Capital Management

The Company maintains a capital base to cover risks inherent in the business.  The primary objective of the Company’s capital management policies is to ensure that the Company has sufficient capital to support its exploration works and start-up operations. No significant changes have been made in the objectives, policies and processes of the Company from the previous years.

The following table summarizes the total capital considered by the Company:

	2009	2008
Capital stock	PhP4,166,700	PhP4,166,700
Additional paid-in capital	9,593,300	9,593,300
Deficit	(13,169,960)	(10,966,480)
Total	PhP590,040	PhP2,793,520

14.	Note to Statements of Cash Flows

The Company’s non-cash investing activity consists of the recognition of depreciation and amortization expenses amounting to PhP582,836, PhP542,756 and PhP279,126 as additions to deferred mine exploration costs in 2009, 2008 and 2007, respectively (see Notes 5 and 6).

15.	Difference Between PFRS and US GAAP

The Company’s financial statements are prepared in accordance with PFRS which differ in certain material respects from US GAAP.  The material differences between PFRS and US GAAP that apply to the Company’s financial statements are as follows:

i.	Deferred Mine Exploration Costs

PFRS allows expenditures for exploration works to be deferred until commercial exploitation is probable. The capitalized cost of exploration works is then subjected to impairment test. Under US GAAP, expenditures for exploration works are capitalized if there are already proven or probable reserves supported by final feasibility study. The Company has not yet established the mineral reserves on its mining property.  Accordingly, the costs of mine exploration are capitalized under PFRS while such are expensed under US GAAP.

ii.	Deferred Income Tax Assets

Deferred income tax assets, under PFRS, are recognized for all deductible temporary differences and carryforward benefits of unused NOLCO and excess MCIT to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences and carryforward benefits of unused NOLCO and excess MCIT can be utilized.  Under US GAAP, deferred income tax assets are recognized in full and a valuation allowance is recognized separately to the extent it is more likely than not that the deferred income tax assets will not be realized.

The Company’s financial statements are affected by these differences between PFRS and US GAAP as follows:

a.	Balance Sheets

	Note	2009	2008
Total Assets under PFRS		PhP171,553,393	PhP167,091,536
Deferred mine exploration costs	i	(160,185,904)	(149,938,901)
Deferred income tax assets	ii	52,482,095	48,654,451
Allowance on unrealizable deferred income tax assets	ii	(52,482,095)	(48,654,451)
Total Assets under US GAAP		PhP11,367,489	PhP17,152,635

Total Liabilities under PFRS and US GAAP		PhP170,963,353	PhP164,298,016

Total Equity under PFRS		590,040	2,793,520
Deferred mine exploration costs	i	(160,185,904)	(149,938,901)
Total Capital Deficiency under US GAAP		(159,595,864)	(147,145,381)
Total Liabilities and Capital Deficiency under US GAAP		PhP11,367,489	PhP17,152,635
b.	Statements of Comprehensive Income

	Note	2009	2008	2007
Net Income (Loss)/Total ComprehensiveIncome (Loss) under PFRS		PhP(2,203,480)	PhP(13,695,740)	PhP1,323,763
Mine exploration costs incurredduring the year	i	(10,247,003)	(64,634,114)	(32,282,788)
Net Loss/Total Comprehensive Lossunder US GAAP		PhP(12,450,483)	PhP(78,329,854)	PhP(30,959,025)

c.	Statements of Cash Flows

	Note	2009	2008	2007
Net cash used in operating activitiesunder PFRS		PhP(4,253,214)	PhP(14,281,390)	PhP(5,438,162)
Mine exploration costs incurredduring the year	i	(9,362,728)	(64,091,359)	(32,003,662)
Net cash used in operating activitiesunder US GAAP		(13,615,942)	(78,372,749)	(37,441,824)
Cash used in investing activities under PFRS		(9,362,728)	(65,150,859)	(32,125,536)
Mine exploration costs incurredduring the year	i	9,362,728	64,091,359	32,003,662
Cash used in investing activities underUS GAAP		–	(1,059,500)	(121,874)
Cash flows from financing activity underPFRS and US GAAP		PhP9,033,559	PhP81,573,403	PhP32,053,086
Effect of exchange rate changes on cash		(8,313)	–	–
Net increase (decrease) in cash underPFRS and US GAAP		(4,590,696)	2,141,154	(5,510,612)
Cash at beginning of year under PFRSand US GAAP		4,996,489	2,855,335	8,365,947
Cash at end of year under PFRS and US GAAP		PhP405,793	PhP4,996,489	PhP2,855,335

d.	Note 10, Income Taxes

The following provides a disclosure of the significant components of the Company’s deferred income tax assets as of December 31:

	2009	2008	2007
Mine exploration costs	PhP48,055,771	PhP44,981,670	PhP29,856,675
NOLCO	4,327,750	3,672,781	1,020,776
Provision for doubtful accounts	92,462	–	–

(Forward)

	2009	2008	2007
Unrealized foreign exchange loss	PhP2,494	PhP–	PhP–
Excess MCIT	3,618	–	–
Gross total	52,482,095	48,654,451	30,877,451
Less valuation allowance	(52,482,095)	(48,654,451)	(30,877,451)
	PhP–	PhP–	PhP–

The reconciliation of benefit from income tax at the statutory income tax rates to the provision for (benefit from) income tax shall be as follows:

	2009	2008	2007
Benefit from income tax at the statutory income tax rates	PhP(3,624,129)	PhP(28,171,876)	PhP(10,112,088)
Additions to (reduction in) income tax resulting from tax effect of:
Change in valuation allowance ondeferred income tax assets	3,827,644	17,777,000	12,156,623
Expired NOLCO	139,824	–	–
Nondeductible expenses	28,284	271,227	41,425
Interest income subjected to final tax	(1,570)	(6,368)	(18,615)
Effect of change in income tax rates	–	7,968,796	–
Provision for (benefit from) income tax	PhP370,053	PhP(2,161,221)	PhP2,067,345

e.	New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  This update provides amendments to Subtopic 820-10 that requires new disclosures as follows:

a.
Transfers in and out of Levels 1 and 2.  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.

b.
Activity in Level 3 fair value measurements.  In reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances and settlements.

This update also provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows:

a.
Level of disaggregation.  A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities.  A class is often a subset of assets and liabilities within a line item in the statement of financial position.

b.
Disclosures about inputs and valuation techniques.  A reporting should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3.

This update is effective for interim and annual reporting periods beginning after
December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  This update is expected not to have any significant impact on the Company’s financial statements.

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

Date: July 15, 2010                                                                 FEC Resources Inc.
                                                                                                 (Registrant)

                                                                                                /s/ Jose Ernesto Villaluna
                                                                                                President and Chief Executive Officer