Form 20-F
period 2010-12-30
FEC Resources Inc.
filed 2011-07-15
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

______REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

XXX   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For Fiscal Year ended December 31, 2010

OR

______TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  439,143,765 Common Stock.

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

Yes                        No

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
FORM 20-F ANNUAL REPORT FISCAL YEAR 2010,  ENDED DECEMBER 31, 2009

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

          Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar

            Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/10	1.03	1.08	0.99	0.99
Fiscal Year Ended 12/31/09	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/08	1.07	1.31	0.98	1.22
Fiscal Year Ended 12/31/07	1.08	1.19	0.92	0.99
Fiscal Year Ended 12/31/06	1.13	1.17	1.10	1.17

The current rate of exchange was 0.98 on June 10, 2011.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar
	12/10	01/11	02/11	03/11	04/11	05/11
High	1.02	1.00	1.00	0,99	0.97	0.98
Low	0.99	0.99	0.97	0.97	0.95	0.95

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

               Table No. 3(A)(3)
                    Selected Financial Data Canadian GAAP
                   (CDN $ in thousands, except Earnings Per Share)

	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06
Revenue	$ -	$ -	$ -	$ -	$ -
Income (loss) Before Non-controlling Interest	$(3,249)	$(1,202)	$(4,237)	$(3,666)	$(3,375)
Net Income (loss)	$(3,249)	$(1,202)	$(4,237)	$(3,666)	$(3,375)
Net Income (loss) Per Share	$(0.01)	$(0.00)	$(0.01)	$(0.02)	$(0.02)
Diluted Net Income (loss) Per Share	$(0.01)	$(0.00)	$(0.01)	$(0.02)	$(0.02)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	437,555	434,144	434,144	239,623	195,610
Working Capital(deficiency)	$1,683	$(298)	$165	$706	$(3,153)
Resource Properties (1)	$ -	$ -	$ -	$ -	$ -
Long-Term Debt	$ -	$ -	$ -	$ -	$ -
Shareholders’ Equity/ (deficiency)	$2,202	$3,374	$6,562	$7,579	$8,671
Capital Stock Shares (‘000)	439,144	434,144	434,144	434,144	234,144
Total Assets	$2,588	$3,732	$6,690	$11,124	$11,587

(1)	Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

Table No. 3(A)(4)
             Selected Financial Data US GAAP
                   (CDN $ in thousands, except Earnings Per Share)

	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06
Revenue	$ -	$ -	$ -	$ -	$ -
Income (Loss) Before Non-controlling interest	$(2,020)	$(1,300)	$(4,974)	$(4,131)	$(4,030)
Net Income (loss)	$(2,020)	$(1,300)	$(4,974)	$(4,131)	$(4,030)
Net Income (loss) Per Share	$(0.00)	$(0.00)	$(0.01)	$(0.03)	$(0.02)
Fully Diluted Net Income (loss) Per Share	$(0.00)	$(0.00)	$(0.01)	$(0.03)	$(0.02)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Wgt. Avg. Shares O/S (‘000)	437,555	434,144	404,144	209,623	195,610
Working Capital (deficiency)	$1,683	$(298)	$165	$706	$(3,153)
Resource Properties	$ -	$ -	$ -	$ -	$ -
Long-Term Debt	$ -	$ -	$ -	$ -	$ -
Shareholders’ Equity/(deficiency)	$2,202	$2,145	$5,432	$7,186	$8,216
Capital Stock Shares (‘000)	439,144	434,144	434,144	234,144	178,161
Total Assets	$2,588	$2,503	$10,730	$12,110	$27,030

B.  Risk Factors

General Business Risks

We Have a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We sustained net losses for each of the fiscal years ended December 31, 2010, 2009 and 2008 of $3,248,783, $1,201,745, and  $4,237,263, respectively.  We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2011.

 Our Ability to Continue Operations as a Going Concern in the Future is Dependent on the Success of Our Investments and Our Ability to Discover Economically Recoverable Reserves

Our business success is dependent upon the success of our investments and our ability to indirectly or directly discover economically recoverable reserves, and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas, and other factors beyond our control.

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2010, 2009 and 2008, and have no producing properties.  Our ability to continue as a “going concern” is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

Although We Believe We Have the Sufficient Working Capital as of June 30, 2011 to Support Our Business in 2011, We May Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2010, 2009, and 2008 were $492,465 $(440,688), and $(1,480,714), respectively.  We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  At June 10, 2011, we had 439,143,765 common shares outstanding.  . We currently have 270,307,423 shares available to be sold pursuant to Rule 144. We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale.

No prediction can be made as to the effect, if any, that sales of shares of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.  A total of 270,307,423 are currently able to be resold under Rule 144.

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

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  Prior to May 18, 2005, we owned 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later in this document.  On May 18, 2005, we sold our interest in FEI to Forum Energy Plc (“FEP”) for shares of FEP and cash as more fully described later in this document.  We currently hold 25.63% of the issued and outstanding capital of FEP, and in addition we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that holds the rights to a 64 hectare license  which has been abandoned.  We also own a 40% interest in MPSA 148, a gold exploration project, through Lascogon Mining Corporation in the Philippines.

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

Our head office is located at 46 Royal Ridge Rise NW, Calgary, Alberta T3G 4V2.  Our phone number is (403) 290-1676.

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, rely upon equity and/or debt financing to fund ongoing operations.  We have experienced large operating losses and cash outflows and, as such, our ability to continue as a “going concern” is dependant upon achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.  MMC had begun producing nominal quantities of iron ore which were expected to provide cash flow to us, but operations were shut down in 2006 for environmental and political reasons.  After  elections were completed, we filed for a mineral production and sharing agreement (“MPSA”) covering the current and surrounding area which we believed would be granted and would have allowed production to resume.  To date the MPSA has not been granted and the operations of MMC are still dormant and have been abandoned.

Recent Developments

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

On December 31, 2010, we determined that the results from the exploration program on MPSA 148 would no longer support its carrying value and therefore we recorded an impairment of the entire investment.

The Philippines

We are currently pursuing exploration and development opportunities for oil, natural gas, iron ore, gold, and coal in the Philippines through various companies that we hold interests in.  FEP, in which we own a 25.63% equity interest. The principal asset of FEP is the oil and gas rights over a 8,800 square-kilometer block located in the South China Sea. In addition FEP holds interests in various other concessions located in the Philippines..

In addition, we are involved in the exploration for gold through our interest in Lascogon Mining Corporation.

Forum Energy Plc.

We currently own 25.63% of FEP.

FEP was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.  The current holdings of FEP are based mainly in the Philippines and include:

•	70% interest in Service Contract 72 (SC 72), an offshore license which contains the Sampaguita Gas Field as well as several additional oil and gas leads;

•	66.7% interest in SC 40 (Cebu), a service contract which contains the onshore Libertad Gas Field and Maya discovery and several other prospects; and

•
100% interest in Forum Energy Philippines Corporation (formerly known as Basic Petroleum and Minerals Inc.), a company with varying interests in nine (9) offshore fields west of the Philippines including a 2.27% interest in the producing Galoc Field.

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

During the first quarter of 2011, FEP completed  550 Km2 of 3D seismic and 2,200 line-Km of high resolution 2D seismic over the block.   The seismic data is currently being analyzed.

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

2D Seismic Survey

FEP completed an offshore 2D seismic acquisition program in the Tañon Straits, west of Cebu Island, Philippines in June 2005.  The survey acquired 310 kilometers of new 2D data in license Service Contract 40 (“SC40”), where FEP holds a 66.7% interest.  Independent consultants, PGS Reservoir Ltd., estimate that structures already identified within the survey area could have 350 millions of barrels of oil equivalent.

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

During 2009 the Department of Energy approved the Gas Sale & Purchase Agreement in respect of the development of the Libertad Gas Field, thus enabling DESCO to proceed with plans for power generation, and production is anticipated by the third quarter of 2011.

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

BPMI assets included interests in nine (9) Philippine offshore fields, specifically the Galoc Field (2.27% participating interest) which commenced production in Q4 2008 and is currently in Galoc is now in full production with 2.5 million barrels gross produced in 2009, and 2.69 million barrels gross in 2010. FEP received net revenues of US$0.8 million in 2009 and 2010.

FEP also had nominal production from the SC6/14 Nido/Matinloc fields, which are contained within this block.

Previously, FEP also reported that its interest in the West Linepacan oil discovery was farmed-out for a 2.275% interest carried through development.

On May 10 2011, Forum announced that it had come to a settlement with Basic Energy Corporation ("BEC") in relation to certain of its service contracts in the NW Palawan area, offshore Philippines.

In the course of an arbitration process, on 10 May 2011, BEC and Forum signed a settlement agreement (the "Agreement") in relation to disputes relating to BEC's share in the historical cost recoveries arising from Service Contract 14 A and B (Nido-Matinloc Blocks), Service Contract 14-C (Galoc Block), and other blocks of Service Contract 14 and Service Contract 6, pursuant to the Sale and Purchase Agreement executed by BEC and Forum on 3 April 2006 (the "SPA").

If the terms and conditions of the Agreement are met, Forum will make a cash payment to BEC of US$650,000, and cause the conveyance of (i) 50% of Forum Energy Philippines Corporation's (a wholly owned subsidiary of FEP) ("FEPC") participating interests in the foregoing service contracts, and (ii) 50% of the related recoverable costs, subject to the approval of the Department of Energy.

Upon fulfillment of certain pre-conditions, the parties will submit the Agreement to an arbitration tribunal for the rendition of a final consent award and accordingly FEPC's minority participating interests in its producing fields will be reduced, and consequently Forum 's group revenues and its gross profits will be reduced accordingly, as follows:

·    Galoc (SC14C-1): participating interest will fall by 50% to 1.137875%

.  Galoc produced 2.69 million barrels in 2010 (gross) with an estimated 1.76 million barrels expected to be produced in 2011 (gross)

·    Nido (SC14A): participating interest will fall by 50% to 4.234%. Nido produced 86,626 barrels in 2010 (gross) with an estimated 65,000 barrels expected to be produced in 2011 (gross)

·    Matinloc (SC14B) and North Matinloc (SC14B-1): participating interests will fall by 50% to 6.203% and 9.7315%, respectively.  Matinloc and North Matinloc had a combined production of 88,237 barrels in 2010 (gross) with an estimated 91,680 barrels expected to be produced in 2011 (gross).

If the terms and conditions of the Agreement are met:

·   Forum will no longer be liable to pay potential additional consideration of up to US$ 9.03 million on the acquisition of FEPC (formerly Basic Petroleum & Minerals Inc), as was disclosed in the audited results for the year ended 31 December 2010, as announced on 8 March 2011; and

·           the Directors believe that no further liabilities in respect of BEC's arbitration claims and other issues arising from the SPA will exist in relation to the service contracts included in the Agreement.

Metalore Mining Corp.

MMC commenced preliminary mining operations at the beginning of October 2005, with iron ore extraction mainly being recovered as strewn boulders and debris recovered from routing of the mine access roads leading to the main iron ore body.  As of March, 2006, Metalore had successfully completed and shipped its first iron ore contract.  Difficulties were encountered prior to this with overburdens of pyrites, where iron ore had been anticipated, and with environmental compliance.

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
Metalore has filed an application for an Exploration Permit over a total of 841 hectares which includes the small scale mining areas in which we were previously operating.  Metalore management  believed this would be approved after the May 2007 political elections and an MPSA would be granted, which is the relevant permit for large scale mining.  To date there has been no further developments and Metalore operations continue to be abandoned.

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

Exploration during fiscal 2009 on the Lascogon Project was limited to trenching activities as recommended by project consultant IRES to provide additional basis for resource estimation. Limited work was completed on the property during fiscal 2010.

We recently received a technical report in respect of the Lascogon Project prepared by Mr. Dexter S. Ferriera (a senior geostatistician and mining engineer at Independent Resource Estimation or IRES) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. We evaluated the technical report and determined that the work completed on the Lascogon Project to date did not determine an economically viable gold reserve. Accordingly, we have fully written down our investment in Lascogon.

We still have unfunded cash calls which remain outstanding and to date, our stake in Lascogon has not yet been diluted by PGPI and this still remains an open item.

C.  Organizational Structure

We have no subsidiaries.

ITEM  4A.  UNRESOLVED STAFF COMMENTS

N/A

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We have experienced significant operating losses and fund outflows from operations over the last few years, and as a result, our ability to continue as a “going concern” is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with Canadian GAAP, which are  different from US GAAP (refer to the Auditors’ Report dated April 28, 2011).

The Company is exposed to foreign currency fluctuations for transactions denominated in U.S. dollars; however this risk is partially mitigated as the majority of the Company’s cash is kept in U.S. dollars. As at December 31, 2010, the Company held $2,043,652 (US$2,054,748) (2009 - $36,524 (US$34,752)) of cash denominated in U.S. dollars subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2010, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal Year Ended December 31, 2010 versus Fiscal Year Ended December 31, 2009 (in 000’s)

We hold 8,550,200 shares (25.63%) of the capital of Forum Energy, an AIM listed company which has a participating interest in 11 service contracts in the Philippines, three of which are in  production, one of which is in the development stage and seven of which are in the exploration and appraisal stage. Forum Energy and ourselves are both subsidiaries of Philex Petroleum Corporation and are therefore affiliates of each other. We advise that: (i) the sole nature of our oil and gas activities is as a holder of 25.63% of the shares of Forum Energy; and (ii) outside of information publicly made available by Forum Energy, we are not privy to information of the status of Forum Energy’s oil and gas activities on any of its projects

Forum Energy’s principal asset is the recently converted Service Contract 72 (“SC72”) (previously referred to as GSEC101), a petroleum license located offshore West of Palawan Island, Philippines. Forum Energy has completed a work program for the first sub-phase of SC72. The work program was designed to provide a more comprehensive valuation of the contract area and identify potential sites for appraisal wells.  The work program included 3D seismic work over an area of up to 550 km2 over and around the Sampaguita gas discovery, and 2,200 km of high resolution 2D over existing leads within the 8,800 km2 contract area. The seismic data is now under technical analysis. Forum Energy’s share of the first sub-phase work program is estimated to cost up to approximately US $7.4 million, and will be funded through a US $10 million facility agreement with Forum Energy’s principal shareholder, Philex Mining
Corporation (“Philex Mining”).

Lascogon Mining Corporation (“Lascogon”)
We  hold a 40% interest in Lascogon, which is a party to Mineral Production Sharing Agreement No. 148 with the Government of the Philippines (“MPSA 148”) which covers an area of 2,306 hectares (the “Lascogon Project”).  The Lascogon Project has not been a core project of either us or our joint venture partner and the operator of the Lascogon Project, Philex Gold Philippines Inc. (“PGPI”), an affiliate of the ours, and therefore very little activity was undertaken on the project from December 31, 2009 to December 31, 2010.

Exploration during fiscal 2009 on the Lascogon Project was limited to trenching activities as recommended by project consultant IRES to provide additional basis for resource estimation. Limited work was completed on the property during fiscal 2010. We  recently received a technical report in respect of the Lascogon Project prepared by Mr. Dexter S. Ferriera (a senior geostatistician and mining engineer at Independent Resource Estimation or IRES) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. Our board of directors  evaluated the technical report and determined that the work completed on the Lascogon Project to date did not determine an economically viable gold reserve. Accordingly, we have fully written down our investment in Lascogon.

We still have unfunded cash calls which remain outstanding and to date, our stake in Lascogon has not yet been diluted by PGPI and this still remains an open item.

Metalore Mining Corporation (“Metalore”)

We continue to hold shares of the project joint venture company, MMC, but we have effectively abandoned the property that was previously held by the joint venture company.

Fiscal Year Ended December 31, 2010 versus Fiscal Year Ended December 31, 2009 (in 000’s)

Our consolidated accounts show a loss for the year ended December 31, 2010 of $3,248 or $(0.01) per share, versus a loss of $1,202  or $Nil per share for the year ended December 31, 2009. General and Administration expense were $527 for the year ended December 31, 2010 versus $456 for the same period in 2009. We recorded amortization of $1.5 for the year ended December 31, 2010 versus $2.2 for the same period in 2009. Interest expense for the year ended December 31, 2010 was $11.3 versus 8.0 for the same period in the previous year. The difference was because of the interest on the outstanding advance from Philex Mining. Overall expenses were similar to those experienced in the previous year. For the year ended December 31, 2010 foreign exchange loss was $59.8 versus a gain of $2.3 for the year ended December 31, 2009.

Equity in loss of investments in Lascogon, Metalore and Forum Energy was $56 for the year ended
December 31, 2010 versus $1,046 for the previous year as under the equity method of accounting the
Corporation is required to report its share of net income or net loss in its statement of operations and reduce or increase its investment by the same amount. Our share of Forum Energy’s loss was a large part of the equity in loss of investments however was significantly reduced for the year ended December 31, 2010 due to revenues that were earned by Forum Energy that offset a large part of their expenses.

No shares of Forum Energy were sold to fund operations during the year.

Interest income was $2.2 for the year ended December 31, 2010 versus $0.18 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2010.

Balance Sheet
Our current assets were $2,070 at December 31, 2010 versus $60 for the year ended December 31, 2009. The difference is mainly a result of the higher cash balance on December 31, 2010. Our assets reflect the value of Forum Energy and Lascogon on an equity basis.

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

Liquidity and Capital Resources (in ‘000)

Our working capital position at December 31, 2010 was $1,683 versus a working capital deficit of $298 at
December 31, 2009 and shareholders’ equity was $2,202 at December 31, 2010 (December 31, 2009 -
$3,374).

On April 27, 2009 we reached an agreement with Philex Mining whereby our anticipated 2009 operating budget would be covered by way of a loan from Philex Mining. Interest on the loan is at Libor plus 3%. The loan was still outstanding on December 31, 2010.

On January 7, 2010 we  raised US$2.5 million through a private placement to Philex Mining. The private placement was for a total of 5 million shares at US$0.50 per share. The shares were issued on April 26, 2010.

If necessary, we are able to sell our Forum Energy shares to meet our working capital needs.

Cash used in operating activities for the year ended December 31, 2010 was $492 versus $441 for the same period in 2009 mainly as a result of the differences described in the results of operations above.

Cash used in investing activities was $Nil for the year ended December 31, 2010 versus $1.9 for the previous year. The difference was not material.

Cash provided by financing activities for the year ended December 31, 2010 was $2,577 versus $295 for the previous year.

On January 7, 2010 we  received proceeds of US$2.5 million for a private placement of 5,000,000 shares at US$0.50 per share.

Capital Resources

In order to fully earn a 40% interest in the joint venture with PGPI on the Lascogon Project, we were required to fund a total of US$1 million of the work program by October, 2006 which was completed.
To maintain our 40% interest, we are required to pay for 40% of the ongoing work program or our position could be diluted. At December 31, 2010 we would have had to pay US$985 (December 31, 2009 - US$957) and have not contributed any funds to the 2010 work program. In an attempt to conserve cash resources, we are in discussions on ways to continue to hold our interest without being diluted however this matter has not been resolved at this time.

We own 35% of Metalore, 40% of Lascogon and 25.63% of Forum Energy. All but Forum Energy require us to fund our share of any work programs in order to maintain our current equity holdings in each company. If Forum Energy is required to raise additional funds through equity issuances then we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

Should we be unable to meet our share of the work programs then our holdings would be diluted down accordingly.  In 2007, we wrote off our investment in Metalore and in 2010, we wrote off our investment in Lascogon.

We  will need to continue to raise funds through either debt, equity or the sale of assets in order to increase our operations until such time as we can find economically produce able reserves.
We don’t anticipate that we will require any additional funds for working capital for the fiscal year ended December 31, 2011, as we completed a private placement of 5,000,000 shares at $0.50 per share in January 2010 which is sufficient to cover operating costs for the foreseeable future.

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

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and

Recent United States Accounting Related Pronouncements

Recent Accounting Pronouncements

Accounting Pronouncements Adopted

In April 2009, the FASB issued guidance within ASC Topic 805, “Business Combinations.” ASC Topic 805 amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have a material impact on our consolidated financial statements. During February 2010, the Financial Accounting Standards Board (“FASB”) issued
Accounting Standards Update (“ASU”) 2010-09, “Subsequent Events (Topic 855)”. The amended guidance in ASU 2010-09 states that an entity that is an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, but is not required to disclose the date through which subsequent events have been evaluated. The adoption of the provisions of this amendment did not have a material impact on our consolidated financial statements.

During February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-09, “Subsequent Events (Topic 855)”. The amended guidance in ASU 2010-09 states that an entity that is an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, but is not required to disclose the date through which subsequent events have been evaluated. The adoption of the provisions of this amendment did not have a material impact on our consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, Multiple-Deliverable Revenue Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard in the first quarter of 2010 did not impact the Company’s consolidated financial statements. Additionally, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

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

Name	Age	Position/Area of Experience/Function
Jose Ernesto Villaluna (2) (3) Andrew Mullins (1) Edward Tortorici (2) Carlo Pablo (1) (3) Barry Stansfield Riaz Sumar (3) Renato Migrino (1) (2)	71 30 71 48 61 41 61
Director since February 2009, President and CEO since August 2009.
Executive Director since August 2009
Director since June 1, 2010
Director since June 1, 2010
Director since April 2003, Chairman effective May 2005
Director, CFO, Secretary since May, 2005
Director, Treasurer since August 2009

(1)	Member of Audit Committee in 2010.

(2)	Member of Compensation Committee in 2010

(3)	Member of the Corporate Governance Committee in 2010

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

Mr. Renato Migrino

A resident of the Philippines, Mr. Migrino is the Treasurer, Chief Financial Officer and Vice President of Finance of Philex Mining Corporation, Director and CFO of Philex Gold Inc. Director and Treasurer of Brixton Energy and Mining Corporation, Lascogon Mining Corporation, Fidelity Stock Transfers Inc., Philex Insurance Agency Director of Mabuhay Vinyl Corporation, Philippines Gold Mining Company, Northern Luzon Exploration and Mining Co,, Silangan Mindanao Exploration Co. Inc., Silangan Mindanao Mining Co. Inc,

Mr. Edward Tortorici

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

B.  Compensation.

We have agreed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

Jose Ernesto Villaluna	US$3,000
Riaz Sumar	US$7,000
Barry Stansfield	US$1,000
Andrew Mullins	US$1,000
Renato Migrino	US$2,000
Edward Tortorici	US$1,000
Carlo Pablo	US$3,000

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

No funds were set aside or accrued by us during the year ending December 31, 2010 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2010 and 2009 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2010
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$40,745	$0.00	$40,745
Riaz Sumar	$61,811	$0.00	$61,811
Edward Tortorici	$ 7,194	$0.00	$ 7,194
Jose Ernesto Villaluna	$59,791	$0.00	$59,791
Andrew Mullins	$40,745	$0.00	$40,745
Franklin Cu	$ 5,168	$0.00	$ 5,168
Renato Migrino	$ 24,723	$0.00	$ 24,723
Carlo Pablo	$ 9,209	$0.00	$ 9,209
Total CDN$	$249,386	$0.00	$249,386
(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Director Compensation for Fiscal Year ended December 31, 2009
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$47,944	$0.00	$47,944
Larry W. Youell	$68,431	$0.00	$68,431
Riaz Sumar	$97,088	$0.00	$97,088
Jose Ernesto Villaluna	$32,260	$0.00	$32,260
Andrew Mullins	$18,686	$0.00	$18,686
Franklin Cu	$ 4,251	$0.00	$ 4,251
Renato Migrino	$10,678	$0.00	$10,678
Walter Brown	$ 1,671	$0.00	$ 1,671
Total CDN$	$281,009	$0.00	$281,009
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

Options to Purchase Our or Our Subsidiaries’ Securities.

We have no options issued to purchase any of our subsidiaries securities.  Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2010.

On January 31, 2010, 10,520,000 stock options expired unexercised; August 2, 2010 1,000,000 stock options expired unexercised and on October 25, 2010 6,000,000 stock options expired unexercised.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive compensation for serving on a committee.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee are Andrew Mullins, Carlo Pablo and Renato Migrino.  New members of our Audit Committee for 2011 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2010 were Jose Ernesto Villaluna, Renato Migrino, and Edward Tortorici.  Members of our Compensation Committee for 2011 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of the Corporate Governance Committee were Jose Ernesto Villaluna, Carlo Pablo and Riaz Sumar. Members of our Corporate Governance Committee for 2011 will  be appointed following our Annual and General Meeting of Shareholders

D. Employees

As of December 31, 2010, we had no employees.

E.  Share Ownership

The following table lists as of June 10, 2011, the share ownership of our directors and executive officers.

The following table sets forth certain information as of June 10, 2011 regarding the ownership of our common stock by (i) each beneficial owner more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on June 10, 2011 was 439,143,765.

Name of Registered Shareholder owning 5% or more of the outstanding shares:	Number of Shares	Percent of Class
Philex Mining Corporation *	225,000,000	51.24
CDS&Co***	49,173,047	11.20
CEDE & Co***	38,403,750	8.75
Asian Coast International	67,740,000	15.42
Indexa Corp****	30,000,000	6.83
Name of Director and/or Officer and number of shares held:
Jose Ernesto Villaluna *	-	-
Barry Stansfield	216,539	-
Renato Migrino *	-	-
Andrew Mullins	-	-
Edward Tortorici *	-	-
Carlo Pablo **	-	-
Riaz Sumar	10,000	-
Number of shares held by all Directors and Officers as a group:	226,539	-

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

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  Currently, we are not controlled directly or indirectly by any foreign government but are controlled by Philex Mining Corporation.

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in our control other than as noted above.

The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 10, 2011, the shareholders’ list showed 591 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,480,800 representing 10.36% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 528.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are  controlled by Philex Mining Corporation.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of June 10, 2011:

Name	Number of Shares Owned	Percent of Class
Philex Mining Corporation *	225,000,000	51.24
CDS&Co**	49,173,047	11.20
CEDE & Co**	38,403,750	8.75
Asian Coast International	67,740,000	15.42
Indexa Corp***	30,000,000	6.83

* Jose Ernesto Villaluna, Edward Tortorici, and Renato Migrino,  all Directors of FEC Resources Inc.,  are officers or directors of Philex Mining Corporation.  Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and 20,000,000 shares were purchased in a private transaction at the same time.  In April 2010, Philex Mining Corporation received a further 5,000,000 shares pursuant to a private placement at US$0.50 per share.  Carlo Pablo is a director of Philex Petroleum Corporation which is a subsidiary of Philex Mining Corporation.

**  Cede& Co. and CDS and Co. are clearing houses in Canada and the United States and represent the interest of multiple shareholders and there is no way of knowing if any one in particular beneficially holds over 10% of the voting rights attached to our shares.

***  These shares were issued in 2006 and are held in escrow to be released upon the proving of the commerciality of MPSA148.   On December 31, 2006 Index Corp was the registered shareholder of 50,000,000 shares and on December 31, 2007 Indexa was the registered holder of 30,000,000 shares held in escrow as noted above.  .

There are no arrangements, known to us, the effect of which may at a subsequent date result in a change in our control other than as noted in Item 5 Operating and Financial Review and Prospects.

As at June 10, 2011, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 10, 2011, the shareholders’ list showed 591 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,480,800 representing 10.36% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 528.

Our major shareholder has the same voting rights as all other shareholders.

B.  Related Party Transactions

During the year ended December 31, 2010 general and administrative expenses included management fees charged by directors, officers and companies controlled by directors and officers of the Company totaling $249,385 (2009: $281,009; 2008: $343,776;). During the year ended December 31, 2010, the Company incurred an interest charge of $10,916 (2009: $7,972; 2008: $Nil) on a loan from the parent of the Company.

Included in accounts payable and accrued liabilities at December 31, 2010 is $17,458 (2009; $4,568) owed to directors, officers and companies controlled by them for unpaid consulting fees.

In addition, on December 31, 2010, the Company owed Lascogon Mining Corporation $18,793 for audit fees paid on behalf of the Company for preparation of an annual report to be filed in the United States.

During the quarter ended March 31, 2011 general and administrative expenses included management fees charged by directors, officers and companies controlled by directors and officers of the Company totaling $54,000 (2010: $60,000).

During the quarter ended March 31, 2011 the Company incurred an interest charge of $2,548 (2010: $2,700) on a loan from the parent of the Company.

Included in accounts payable and accrued liabilities at March 31, 2011 is $19,081 (2010; $1,185) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, on March 31, 2011, the Company owed Lascogon Mining Corporation $18,895 for audit fees paid on behalf of the Company for preparation of an annual report to be filed in the United States.

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

On December 31, 2010 we determined that the results of MPSA 148 did not indicate a commercially viable gold deposit.

ITEM 9.  THE OFFER AND LISTING

A.  Listing Details and Markets

Our shares have traded on the OTC – Bulletin Board (“OTC.BB”) under the symbol “FECOF” since September 22, 1999.

The table below lists the high/low bid/ask prices on NASD/OTC.BB for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB Stock Annual Price History - Common Shares
(US Dollars)
Year Ended	High	Low
12/31/10	$0.04	$0.00
12/31/09	$0.01	$0.00
12/31/08	$0.03	$0.00
12/31/07	$0.01	$0.05
12/31/06	$0.08	$0.026

The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

OTC Bulletin Board Stock Trading Activity - Common Shares
(US Dollars)
Quarter Ended	Volume	High	Low
3/31/11	38,146,676	0.07	0.02
12/31/10	15,560,944	0.03	0.01
9/30/10	16,426,881	0.01	0.00
6/30/10	2,668,558	0.02	0.01
3/31/10	10,324,680	0.04	0.01
12/31/09	3,312,772	0.01	0.00
9/30/09	3,963,214	0.01	0.00
6/30/09	6,847,903	0.01	0.00
3/31/09	1,369,379	0.01	0.00

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the OTC.BB.

OTC.BB Stock Monthly Price History - Common Shares
(US Dollars)
Month Ended	High	Low	Volume
05/31/11	0.04	0.02	3,282,732
04/30/11	0.04	0.03	1.929.478
03/31/11	0.05	0.03	4,290,265
02/28/11	0.06	0.03	7,492,154
01/31/11	0.07	0.02	26,364,257
12/31/10	0.02	0.02	7,143,184

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On June 10, 2011, the shareholders’ list showed 591 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,480,800 representing 10.36% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 528.
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

ITEM 15. CONTROLS AND PROCEDURES.

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

As of December 31, 2010, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of US GAAP rules, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties.; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2010 and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2010, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors, and the reserve evaluations prepared by our independent reserves evaluation engineering consultants.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee during 2010 were Andrew Mullins, Carlo Pablo and Renato Migrino.  Until our Annual General Meeting in 2010,  only Renato Migrino and Andrew Mullins were members of the Audit Committee.  New Audit Committee members will be appointed following our meeting of shareholders in 2011.

Our Board has determined that it has at least one (1) independent financial expert serving on its Audit Committee.  This individual is Renato Migrino.  Mr. Migrino is the Treasurer, Chief Financial Officer, Vice President Finance, and Compliance Officer for Philex Mining Corporation .  Mr. Migrino has significant experience in the review of financial statements and related information.

Mr. Migrino is our Treasurer and therefore would not be regarded as independent.

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

The Code of Ethics (in hard copy) is available for inspection in our headquarters during regular business hours and a copy can also be provided at no charge on request

In addition, we practice corporate governance in accordance with rules and regulations in Canada.

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

Audit Fees

Our external auditors, BDO, charged total fees of  $67,166 related to the audit of our annual financial statements for the year ended December 31, 2009 and for the audit of the annual financial statements for the year ended December 31, 2010, an amount of $50,000 was accrued as a best estimate of fees to be billed by BDO.  There were no fees associated with the filing of taxes.

Audit Related Fees

We did not incur any fees in either of the two fiscal years for assurance and related services by BDO Canada LLP (“BDO”) that are related to the performance of their audit or review of our financial statements.

 Tax Fees

We did not incur any fees in either of the last two fiscal years for professional services rendered by BDO for tax compliance, tax advise and tax planning.

Other Fees

None

ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

 Not Applicable.

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 Not Applicable.

ITEM 16 F.  CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

None.

PART III

ITEM 17. FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 17 are found immediately below.

     Financial Statements:
Report of Auditors, dated April 28, 2011
Consolidated Balance Sheets at December 31, 2010 and December 31, 2009
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2010, December 31, 2008, and December 31, 2008
Consolidated Statements of Cash Flows for the Years ended December 31, 2010, December 31, 2009, and December 31, 2008
Notes to the Consolidated Financial Statements
Financial Statements of Forum Energy Plc (FEP)
Financial Statements of Lascogon Mining Corporation (Lascogon)

FEC RESOURCES INC.

 INDEPENDENT AUDITOR’S REPORT AND

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

(Stated in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of FEC Resources Inc.

We have audited the accompanying consolidated financial statements of FEC Resources Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation of these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of FEC Resources Inc. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian Generally Accepted Accounting Principles.

Chartered Accountants
Vancouver, British Columbia

April 28, 2011

FEC RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

ASSETS	2010	2009

Current
Cash	$2,049,989	$ 39,072
Sales taxes recoverable	1,241	975
Prepaid expenses	18,766	19,658

	2,069,996	59,705

Equipment – Note 4	3,578	5,111
Investments – Note 5	514,754	3,667,286

	$2,588,328	$3,732,102

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 9	$ 96,990	$ 63,198
Due to parent company – Note 6	289,750	294,646
	386,740	357,844

SHAREHOLDERS’ EQUITY

Share capital – Note 7	19,916,915	17,339,665
Warrants – Note 7	-	267,501
Contributed surplus – Note 7	4,062,440	3,794,939
Accumulated other comprehensive loss – Note 8	(2,481,046)	(1,979,909)
Deficit	(19,296,721)	(16,047,938)

	2,201,588	3,374,258

	$2,588,328	$3,732,102

Nature of Operations – Note 1

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

“Riaz Sumar”	Director	“Renato Migrino”	Director
Riaz Sumar		Renato Migrino

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

	2010	2009	2008

General and administrative expenses
Amortization	$ 1,533	$ 2,191	$ 2,332
General and administration – Note 9	526,922	455,624	607,531
Interest – Note 9	11,315	7,972	-

	(539,770)	(465,787)	(609,863)
Other items:
Equity loss in investments – Note 5	(56,031)	(1,045,810)	(1,493,411)
Foreign exchange gain (loss)	(59,797)	2,283	54,490
Gain (loss) on dilution of investment in FEP	12,250	307,389	(239,488)
Interest income	2,179	180	15,449
Write-down of investments – Note 5	(2,607,614)	-	(1,964,440)

Net loss for the year	(3,248,783)	(1,201,745)	(4,237,263)

Deficit, beginning of the year	(16,047,938)	(14,846,193)	(10,608,930)

Deficit, end of the year	$(19,296,721)	$(16,047,938)	$(14,846,193)

Basic and diluted loss per common share	$ (0.01)	$ (0.00)	$ (0.01)

Weighted average number of shares outstanding	437,554,724	434,143,765	434,143,765

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
for the years ended December 31, 2010, 2009 and 2008
 (Stated in Canadian Dollars)

	2010	2009	2008

Net loss for the year	$ (3,248,783)	$ (1,201,745)	$ (4,237,263)
Foreign currency translation adjustments	(517,018)	(1,985,447)	3,073,315
Effect of foreign currency translation on dilution of investment	15,881	(553)	146,776

Comprehensive loss for the year	$ (3,749,920)	$ (3,187,745)	$ (1,017,172)

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2010, 2009 and 2008
(Stated in Canadian Dollars)

	2010	2009	2008
Net loss for the year	$(3,248,783)	$(1,201,745)	$(4,237,263)
Non-cash items included in loss:
Amortization	1,533	2,191	2,332
Equity loss in investments	56,031	1,045,810	1,493,411
(Gain) loss on dilution of investment in FEP	(12,250)	(307,389)	239,488
Interest accrued on advance from parent company	10,916	-	-
Unrealized foreign exchange	58,056	-	-
Write-down of investments	2,607,614	-	1,964,440
Net changes in non-cash operating working capital
items related to operations:
Sales taxes recoverable	(266)	72,328	(19,515)
Prepaid expenses	892	12,883	(6,206)
Accounts payable and accrued liabilities	33,792	(64,766)	(917,401)

	(492,465)	(440,688)	(1,480,714)

Investing Activities
Acquisitions of equipment	-	(1,860)	(3,392)

	-	(1,860)	(3,392)

Financing Activities
Advances from parent company	-	294,646	-
Issuance of share capital, net of costs	2,577,250	-	-
Repayment of convertible debentures	-	-	(2,499,000)

	2,577,250	294,646	(2,499,000)

Effect of foreign exchange on cash held in foreign currency	(73,868)	-	-

Increase (decrease) in cash during the year	2,010,917	(147,902)	(3,983,106)

Cash, beginning of the year	39,072	186,974	4,170,080

Cash, end of the year	$ 2,049,989	$ 39,072	$ 186,974

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -
			$ 249,900
Income taxes	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
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

Note 2                 Significant Accounting Policies

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and except as described in Note 13, conform in all material respects with accounting principles generally accepted in the United States of America.  The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the potential impairment of asset values, valuation of equity investments, determining the fair value of non-cash share based payments, future income tax asset recoverability and ability to continue as a going concern.  While it is the opinion of management that these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below, actual results could differ from the estimates made.

a)	Basis of Presentation

These financial statements previously included the accounts of the Company and its wholly owned subsidiaries, FEC Resources (BVI) Limited and Pacific Geothermal Energy, Inc. (“PACGEO”). During the year ended December 31, 2009, these subsidiaries were dissolved with the result that the Company no longer has any subsidiary companies. All inter-company transactions were eliminated upon consolidation.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

Note 2                 Significant Accounting Policies – (cont’d)

b)      Investments

Investments in companies subject to significant influence are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss.  The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors.  Profit distributions received or receivable from the investments will reduce the carrying value of the investment.  Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline.  During the year ended December 31, 2010, the Company recognized a write-down of its investments totalling $2,607,614 (2009 - $ nil: 2008- $1,964,440)

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
December 31, 2010 and 2009
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
December 31, 2010 and 2009
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

Common equivalent shares (consisting of shares issuable on the exercise of options and warrants) totalling Nil (2009 - 21,053,333; 2008 – 23,053,333) have been excluded from the calculation of diluted loss per share because the effect is anti-dilutive.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

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

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

Note 3                Changes in Accounting Policies

Adoption of New Accounting Standards

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

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations.

Note 4                 Equipment

		Accumulated	Net book
	Cost	Amortization	value

Computer equipment
December 31, 2010	$ 14,453	$ 10,875	$ 3,578

December 31, 2009	$ 14,453	$ 9,342	$ 5,111

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

Note 5                 Investments

The Company has the following investments accounted for using the equity method:

	2010	2009

Forum Energy plc (“FEP”)	$ 514,754	$1,119,732
Lascogon Mining Corporation	-	2,547,554

	$ 514,754	$3,667,286

i)      Investment in FEP

The investment in FEP is summarized as follows:

	Number of shares held	Amount

Balance, December 31, 2007	8,550,200	4,233,699
Loss on dilution of investment in FEP as a result of additional FEP share issuances	-	(92,710)
Foreign currency translation adjustment	-	3,073,3125
Equity loss in investment of FEP	-	(1,361,439)
Write-down of investment in FEP to fair value	-	(1,964,440)
Balance, December 31, 2008	8,550,200	3,888,425
Gain on dilution of investment in FEP as a result of additional FEP share issuances	-	306,836
Foreign currency translation adjustment	-	(1,985,447)
Equity loss in investment of FEP	-	(1,090,082)
Balance, December 31, 2009	8,550,200	$ 1,119,732
Gain on dilution of investment in FEP as a result of additional FEP share issuances	-	28,131
Foreign currency translation adjustment	-	(517,018)
Equity loss in investment of FEP	-	(116,091)

Balance, December 31, 2010	8,550,200	$ 514,574

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

i)      Investment in FEP – (cont’d)

As FEP offers its shares to outside investors, the resulting dilution of the investor’s shareholdings constitutes an effective disposition necessitating recognition of a dilution gain or loss. As at December 31, 2010, the Company’s interest in FEP had been diluted to 25.63% (2009: 25.84%, 2008: 28.42%) as a result of the sale of FEP common shares and equity offerings by FEP in which the Company did not participate.

At December 31, 2010, the Company held 8,550,200 (2009 – 8,550,200) common shares of FEP with a market value of $7,737,400 (2009 – $7,646,038) based on the quoted closing price of FEP common stock on the London Stock Exchange.  During the year ended December 31, 2008, the Company recorded a write-down of $1,964,440 as a result of the determination that the decline in market value of the FEP shares was other than temporary.

The financial position and results of operations of FEP as at December 31, 2010 and 2009 are summarized as follows:

	2010	2009

Assets	$50,365,071	$52,373,455

Liabilities	$6,347,269	$5,747,564

Equity	$44,017,802	$46,625,891

Net loss for the year ended December 31	$ (451,469)	$(4,130,743)

The Company is related to FEP by virtue of a common parent and 4 common directors.

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
December 31, 2010 and 2009
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

ii)      Investment in Lascogon Mining Corporation (“Lascogon”) – (cont’d)

The project is the Mining and Production Sharing Agreement 148 (“MPSA 148”) between PGI and the Government of Philippines, which comprises 2,306 hectares.  The Company agreed to acquire the interest in the project by way of assignment from Indexa Corp. (“Indexa”) to the Company of an Agreement between Indexa and PGI.  Indexa is a Philippine Company who had entered into a sole Agreement with PGI for the rights to a joint exploration program.  Indexa assigned its rights and obligations in their entirety to the Company, pursuant to which a new Philippine Joint Venture Company was formed, of which the Company would ultimately own 40% and PGI would own 60% equity interests respectively.  For this assignment, Indexa was entitled to receive a fee which was to be determined by an independent valuation.

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

The investment in Lascogon is summarized as follows:

Balance at December 31, 2007	$ 2,635,254
Equity loss in investment in Lascogon	(131,972)
Balance at December 31, 2008	2,503,282
Equity income in investment in Lascogon	44,272
Balance at December 31, 2009	$ 2,547,554
Equity income in investment in Lascogon	60,060
Write-down of investment in Lascogon	(2,607,614)
Balance at December 31, 2010	$ -

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

Note 5                 Investments – (cont’d)

ii)      Investment in Lascogon Mining Corporation (“Lascogon”) – (cont’d)

The financial position and results of operations of Lascogon as at December 31, 2010 and 2009 are summarized as follows:

	2010	2009

Assets	$ 4,389,950	$ 3,901,124

Liabilities	$ 3,903,130	$ 3,887,707

Equity	$ 486,820	$ 13,418

Net income for the year ended December 31	$ 150,149	$ 110,680

During the year ended December 31, 2010, the Company recorded an impairment charge of $2,607,614 representing the amount at which the investment was being carried in the Company’s accounts. Such a write-down was determined as a result of Lascogon determining that any further development of MPSA 148 would not provide an acceptable return on the investment. Despite this impairment, the Company has maintained its ownership of its investment in Lascogon and, as at December 31, 2010, in order for the Company to maintain its 40% interest without dilution, the Company would be required to pay cash calls totaling approximately US$984,916.

The Company is related to Lascogon by virtue of a common parent and 2 common directors.

iii)      Investment in Metalore Mining Corporation (“Metalore”)

During the year ended December 31, 2007, the Company wrote down its investment in Metalore to $Nil by recording a charge against income in the amount of $764,675. As at December 31, 2010, the Company still holds its 35% interest in Metalore Mining Corporation; however, the project has been abandoned.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

Note 6                 Due to parent company

During the year ended December 31, 2009, the Company was advanced US$273,000 by Philex Mining Corporation, the parent company of the group including the Company. The loan is unsecured, and was due on December 31, 2010 and bears interest at LIBOR plus 3 % per annum which amounted to 3.46% as at December 31, 2010 (2009: 3.45%).

To date no amount of the loan has been repaid and the balance, including accrued interest as of December 31, 2010, is $289,750 (US$291,323).   There have been no discussions on the repayment of the outstanding amount and no demand has been made by the parent company for repayment.

Note 7                 Share Capital

a)	Authorized:

Unlimited number of common shares without par value; and

Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

b)	Issued:

Common Shares	Number	Amount
Balance, December 31, 2009, and 2008 and 2007	434,143,765	$17,339,665
Shares issued pursuant to private placement	5,000,000	2,577,250
Balance, December 31, 2010	439,143,765	$19,916,915

On January 7, 2010 Philex Mining Corporation subscribed for 5,000,000 shares at US$0.50 per share for total proceeds of $2,577,250 (US$2,500,000).  The shares were issued on April 26, 2010.

c)	Warrants:

	Number	Amount

Balance, December 31, 2009, 2008 and 2007	3,533,333	$ 267,501
Expired and allocated to contributed surplus	(3,533,333)	(267,501) )
	-	$ -

The warrants were exercisable until January 31, 2010 and allowed the holder to purchase one common share of the Company for every warrant held at US$0.0723 per share.  The warrants expired unexercised on January 31, 2010 and the value of the unexercised warrants was transferred to contributed surplus.

FEC RESOURCES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2009
(Stated in Canadian Dollars)

Note 7                 Share Capital – (cont’d)

a)	Contributed Surplus

Balance, December 31, 2009, 2008 and 2007	$ 3,794,939
Unexercised warrants transferred to contributed surplus	267,507
Balance, December 31, 2010	$ 4,062,440

e)	Options

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years.  The options vest immediately.

	Number of Options	Weighted Average Exercise Price/Share

Outstanding and exercisable December 31, 2007	25,549,545	US$ 0.09
Expired	(6,029,545)	US$ 0.16
Outstanding and exercisable December 31, 2008	19,520,000	US$ 0.07
Expired	(2,000,000)	US$ 0.09
Outstanding and exercisable December 31, 2009	17,520,000	US$ 0.07
Expired	(17,520,000)	US$ 0.07
Outstanding and exercisable December 31, 2010	$ -	$ -

There were no stock options outstanding on December 31, 2010.

Note 8                 Accumulated Other Comprehensive Income (Loss)

Balance, December 31, 2007	$ (3,214,000)
Foreign currency translation adjustments	3,073,315
Effect of foreign currency translation on dilution of investment	146,776

Balance, December 31, 2008	6,091
Foreign currency translation adjustments	(1,985,447)
Effect of foreign currency translation on dilution of investment	(553)

Balance, December 31, 2009	(1,979,909
Foreign currency translation adjustments	(517,018)
Effect of foreign currency translation on dilution of investment	15,881

Balance, December 31, 2010	$ (2,481,046)

Note 9                 Related Party Transactions and Balances

During the year ended December 31, 2010 general and administrative expenses included management fees charged by directors, officers and companies controlled by directors and officers of the Company totaling $249,385 (2009: $281,009; 2008:  $343,776;). During the year ended December 31, 2010, the Company incurred an interest charge of $10,916 (2009: $7,972; 2008: $Nil) on a loan from the parent of the Company.

Included in accounts payable and accrued liabilities at December 31, 2010 is $17,458 (2009; $4,568) owed to directors, officers and companies controlled by them for unpaid consulting fees.

In addition, on December 31, 2010, the Company owed Lascogon Mining Corporation $18,793 for audit fees paid on behalf of the Company for preparation of an annual report to be filed in the United States.

Related party transactions are measured at the exchange amount, which amount is agreed to by the parties.

Note 10                 Income Taxes

As at December 31, 2010, the significant components of the Company’s future tax assets and liabilities are as follows:

	2010	2009

Non capital losses carried forward	$ 1,728,000	$ 1,732,000
Investments	412,000	31,000
Financing costs	-	10,000
Other	3,000	-
Valuation allowance	(2,143,000)	(1,773,000)

	$ -	$ -

No income tax benefits to the future tax assets have been recognized in the accounts as their realization does not meet the requirements of “more likely than not” under the liability method of tax allocation.

Note 10                 Income Taxes – (cont’d)

The reconciliation of income taxes at Canadian statutory rates to the reported income tax provision is as follows:

	2010	2009

Statutory tax rate	28.00%	29.00%

Income tax recovery at statutory rates	$ (910,000)	$ (399,000)
Effect of reduction in statutory rates	97,000	55,000
Non-deductible portion of capital loss	335,000	-
Expiry of loss carry forwards	110,000	212,000
Other	(2,000)	106,000
Change in valuation allowance	370,000	26,000

	$ -	$ -

The Company has non-capital losses for Canadian income tax purposes of approximately $6,914,000 which, may be carried forward to offset future taxable income.  The benefit, if any, of these non-capital losses have not been reflected in the consolidated financial statements.

As at December 31, 2010, the Canadian non-capital losses carried forward expire as follows:

2014	$ 544,000
2015	1,255,00
2026	1,703,000
2027	1,701,000
2028	602,000
2029	498,000
2030	611,00
$ 6,914,000

The Company has incurred expenditures in various other jurisdictions, which are subject to tax authority approval.  No provision for taxes in these other jurisdictions has been recorded.

Note 11                 Financial Instruments

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

b)      Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for transactions denominated in U.S. dollars; however this risk is partially mitigated as the majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2010, the Company held  $2,043,652 (US$2,054,748) (2009 - $36,524 (US$34,752)) of cash denominated in U.S. dollars subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

c)	Concentration of credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal.

Note 11                 Financial Instruments – (cont’d)

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2010 the Company’s accounts payable and accrued liabilities were $96,990, all of which fall due for payment within twelve months of the balance sheet date. In addition, the Company’s short term loans were $289,750, which are due on demand.  The Company has minimal long-term commitments

e)	Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company did not have any borrowings outstanding as at December 31, 2010 except the loan from its parent company. The loan from the parent company has terms that include interest at LIBOR plus 3% thus exposing the Company to a potential cash flow interest rate risk due to this borrowing having a variable interest rate.

Note 12	Capital Management

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

Note 13	Differences between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s financial statements are summarized below:

Balance Sheets

	2010	2009

Total assets under Canadian GAAP	$ 2,588,328	$ 3,732,102
Investment in Lascogan	-	(1,228,800)

Total assets under US GAAP	$ 2,588,328	$ 2,503,302

Total liabilities under Canadian GAAP & US GAAP	386,740	357,844

Total shareholders’ equity under Canadian GAAP	2,201,588	3,374,258
Cumulative differences in the classification and presentation of previously issued convertible debentures	1,593,730	1,593,730
Investment in Lascogon previously charged to expense under US GAAP	1,233,987	-
Deficit	(2,827,717)	(2,822,530)

Total shareholders’ equity under US GAAP	2,201,588	2,145,458

Total liabilities and shareholders’ equity under US GAAP	$ 2,588,328	$ 2,503,302

Note 13	Differences between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Statements of Loss

	2010	2009	2008

Net loss under Canadian GAAP	$ (3,248,783)	$ (1,201,745)	$ (4,237,263)
Lascogon investment previously charged to expense under US GAAP	1,233,987	-	-
Equity loss and write-off of resource property costs in Lascogon Mining Corporation	(5,187)	(98,615)	(736,995)

Net loss under US GAAP	(2,019,983)	(1,300,360)	(4,974,258)
Foreign currency translation adjustments	(517,018)	(1,985,447)	3,073,315
Effect of foreign currency translation on dilution of investment	15,881	(533)	146,776

Comprehensive loss under US GAAP	$ (2,521,120)	$ (3,286,360)	$ (1,754,167)

Basic and diluted loss per share under US GAAP	$ (0.01)	$ (0.00)	$ (0.01)

Weighted average shares outstanding	437,554,724	434,143,765	434,143,765

Resource Property Costs

Under Canadian GAAP, the costs of acquiring mineral properties and related exploration and development expenditures are deferred.  Under US GAAP, resource property costs related to exploration can only be deferred subsequent to the establishment of reserves.  The financial statements of Lascogon Mining Corporation (“Lascogon”) reflect deferred exploration costs at December 31, 2010 of $3,681,202 (2009: $3,642,627).  For purposes of US GAAP, the Company’s equity share of the income or loss in its investment in Lascogon is adjusted for its share of the expensing of exploration costs prior to the establishment of reserves under US GAAP.  For the year ended December 31, 2010, this amounted to $5,187 (2009 - $98,615; 2008 - $736,995).

Note 13	Differences between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Resource Property Costs – (cont’d)

For purposes of Canadian GAAP, during the year ended December 31, 2010, the Company recorded an impairment charge of $2,607,614 representing an amount which it is being carried on the Company’s books as a result of determining that any further development of MPSA 148 would not provide an acceptable return on the investment. For purposes of US GAAP, the resulting impairment charge for the year ended December 31, 2010 totalled $1,373,627 after taking into effect the balances previously expensed in respect of mineral exploration costs.

Recent Accounting Pronouncements

Accounting Pronouncements Adopted

In April 2009, the FASB issued guidance within ASC Topic 805, “Business Combinations.”  ASC Topic 805 amends the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The adoption of this guidance did not have a material impact on our consolidated financial statements.

During February 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-09, “Subsequent Events (Topic 855)”.  The amended guidance in ASU 2010-09 states that an entity that is an SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, but is not required to disclose the date through which subsequent events have been evaluated.  The adoption of the provisions of this amendment did not have a material impact on our consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, Multiple-Deliverable Revenue Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

Note 13	Differences between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

Recent Accounting Pronouncements – (cont’d)

New Accounting Pronouncements Not Yet Adopted – (cont’d)

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about the amounts of and reasons for significant transfers in and out of Level 1 and Level 2 fair value measurements. This standard also clarifies existing disclosure requirements related to the level of disaggregation of fair value measurements for each class of assets and liabilities and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring Level 2 and Level 3 measurements. Since this new accounting standard only required additional disclosure, the adoption of the standard in the first quarter of 2010 did not impact the Company’s consolidated financial statements. Additionally, effective for interim and annual periods beginning after December 15, 2010, this standard will require additional disclosure and require an entity to present disaggregated information about activity in Level 3 fair value measurements on a gross basis, rather than one net amount.

Report of Independent Registered Public Accounting Firm

Board of Directors
Forum Energy Plc
Chertsey, United Kingdom

We have audited the accompanying consolidated statement of financial position of Forum Energy Plc as of 31 December 2010 and 2009 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forum Energy Plc at 31 December 2010 and 2009, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

BDO LLP
London, United Kingdom
July 15, 2011

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2010 AND 2009

	Note	Year ended 31 December 2010 US$'000	Year ended 31 December 2009 US$'000

Revenue		6,068	1,786

Cost of sales		(4,009)	(1,590)

Gross Profit		2,059	196

Other Administratice expenses		(2,397)	(2,578)
Share-based payments expense			(336)

Total administrative	3	(2,397)	(2,578)

Loss from operations		(338)	(2,382)

Finance income	5	15	2
Finance expenses	6	(235)	(117)

Loss before tax		(558)	(2,497)

Taxation	7	-	102

Loss from continued operations		(558)	(2,395)

Loss on discontinued operations, net of tax	8	-	(1,332)

Loss for the year		(558)	(3,727)

Total comprehensive loss for the year		(558)	(3,727)

Total comprehensive (loss)/income attributable to:
Owners of the parent		(438)	(3,618)
Non-controlling interest		(120)	(109)

		(558)	(3,727)

Loss per ordinary share (US$) attributable
Basic and diluted	9	(0.013)	(0.119)

Loss per ordinary share (US$) on continued operations
Basic and diluted	9	(0.013)	(0.075)

Loss per ordinary share (US$) on discontinued operations
Basic and diluted	9	(0.000)	(0.044)

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2010 AND 2009

Group	Share Capital US$'000	Share premium US$'000	Share option reserve US$'000	Deficit US$'000	Total US$'000	Non- Controlling interest US$'000	Total capital and reserves US$'000

Balance as at 1 January 2009	5,443	48,938	157	(10,708)	43,830	1,563	45,393

Total comprehensive loss for the year	-	-	-	(3,618)	(3,618)	(109)	(3,727)
Share-based payment	-	-	336	-	336	-	336
Issue of shares (net of issue costs)	498	1,931	-	-	2,429	-	2,429

Balance as at January 2010	5,941	50,869	493	(14,326)	42,977	1,454	44,431

Total comprehensive loss for the year	-	-	-	(438)	(438)	(120)	(558)
Transfer to retained deficit	-	-	(55)	55	-	-	-
Issue of shares (net of issue costs)	41	95	-	-	136	-	136

Balance as at 31 December 2010	5,982	50,964	438	(14,709)	42,675	1,334	44,009

The share premium account holds the balance of consideration received in excess of the par value of the shares. The share premium account can be used to pay any unpaid subscriptions.

The share option reserve relates to the cumulative fair value of options charged to the statement of comprehensive income adjusted for transfer on exercise, cancellation or expiry.

The deficit reserve is the cumulative net gains and losses recognised in the statement of comprehensive income adjusted for transfer on exercise, cancellation or expiry of options from the share option reserve.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT 31 DECEMBER 2010AND 2009

	Note	2011 US$'000	2009 US$'000

Assets
Non-current assets
Property, plant and equipment	11	3,673	4,168
Intangible assets	10	42,630	40,859
Investments	12	18	5

Total non-current assets		46,321	45,032

Current assets
Inventories	12	419	65
Trade and other receivables	13	1,151	639
Cash and cash equivalents	19	2,464	4,172

Total current assets		4,034	4,876

Total assests		50,355	49,908

Liabilities
Non-current liabilities
Other liabilities and provisions	15	3,994	4,667

Total non-current liabilities	15	3,994	4,667

Current liabilities
Trade payable and other payables	15	2,352	810

Total current liabilities		2,352	810

Total liabilities		(6,346)	(5,477)

Total net assests		44,009	44,431

Capital and reserves attributable to equity holders of the Group
Share capital	16	5,982	5,941
Share premium reserve	16	50,964	50,869
Share option reserve		438	493
Deficit		(14,709)	(14,326)
		42,675	42,977

Non-Controlling interest		1,334	1,454

Total equity		44,009	44,431

The financial statements were approved and authorised for issue by the Board on July 15, 2011.

Andrew J. Mullins
Executive Director

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2010 AND 2009

	Note	Year ended 31 December 2010 US$'000	Year ended 31 December 2009 US$'000

Cashflows from operating activities

Loss before tax for the year		(558)	(3,829)
Adjustments for.
Depreciation		2,454	796
(Gain)/loss on financial assets	5	(13)	3
Finance income	5	(2)	(2)
Finance expenses		35	-
Equity settled share-based payment expense	16	-	336
		1,916	(2,696)

(Increase)/decrease in trade and other receivables		(512)	1,124
(Increase)/decrease in inventories		(354)	12
Increase in trade and other payables		843	178
Increase in provisions and employee benefits		26	21

Net cash flows from operating activities		1,919	(1,361)

Investing activities

Purchase of property, plant and equipment		(2,001)	(21)
Disposal of property, plant and equipment		42	-
Purchase of intangible assets	10	(1,771)	(253)
Sale of discontinued operations	8	-	813
Interest received	5	2	2

Net cash from investing activities		(3,728)	541

Financing activities
Issue of ordinary share capital (net of issue costs)	16	136	2,429

Net cash from financing activities		136	2,429

Net increase in cash and cash equivalents		(1,673)	1,609

Cash and cash equivalents at beginning of the year		4,172	2,574

Exchange losses on cash and cash equivalents		(35)	(11)

Cash and cash equivalents at end of the year	19	2,464	4,172

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2010 AND 2009

1 ACCOUNTING POLICIES
Basis of preparation
The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated. The Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards IFRSs and IFRIC interpretations, issued by the International Accounting Standards Board (IASB) (‘IFRSs’).

Changes in accounting policies
(i) New and amended standards adopted by the Group
The following new standards and amendments to standards are mandatory for the first time for the Group for financial year beginning 1 January 2010.

Standard	Date of adoption	Impact on initial application
IAS 27 - Amendment - Consolidated and Separate Financial Statements	1 July 2009
The amendment affects the acquisition of subsidiaries achieved in stages and disposals of interests.  Amendment does not require the restatement of previous transactions.
During the year, there have been no transactions whereby an interest in an entity is retained after the loss of control of that entity; there have been no transactions with non-controlling interests.

IFRS 3 - Revised - Business Combinations	1 July 2009
The revision to IFRS 3 introduced a number of changes in accounting for acquisition costs and recognition of intangible assets in business combinations. The revised standard does not require the restatement of previous business combinations.
During the year, there have been no transactions whereby an interest in an entity is retained after the loss of control of that entity; there have been no transactions with non-controlling interests.

IAS 39 – Amendment - Financial Instruments: Recognition and Measurement: Eligible Hedged Items	1 July 2009
The amendment clarifies the principles for determining eligibility of hedged items.
The amendment did not have any impact on the current or prior years’ financial statements. Future transactions will be accounted for consistently with this amendment.

IFRS 2 - Amendment - Group Cash-settled Share-based Payment Transactions	1 January 2010
The amendments clarifies that where a parent (or another group entity) has an obligation to make a cash-settled share-based payment to another group entity’s employees or suppliers, the entity receiving the goods or services should account for the transaction as equity –settled.
The amendment did not have any impact on the current or prior years’ financial statements. Future transactions will be accounted for consistently with this amendment.

‘Additional exemptions for first-time adopters’ (Amendment to IFRS 1)	1 January 2010	This is not relevant to the Group as it is an existing IFRS preparer.
Improvements to IFRSs (2009)	Generally 1 January 2010
The improvements in this Amendment clarify the requirements of IFRSs and eliminate inconsistencies within and between Standards. The improvements did not have any impact on the current or prior years’ financial statements.

IFRIC 17 - Distributions of Non-cash Assets to Owners	1 January 2010
The interpretation provides guidance on how to measure distribution of assets other than cash.
The application of this interpretation did not have any impact on the current or prior year’s financial statements. Future transactions will be accounted for consistently with this interpretation.

IFRIC 18 - Transfer of Assets from Customers	1 January 2010
The interpretation clarifies the treatment of agreements in which an entity receives from a customer an item of property that it must use to provide the customer with an on-going access to goods or services.
The application of this interpretation did not have any impact on the current or prior year’s financial statements. Future transactions will be accounted for consistently with this interpretation.

IFRIC 9/ IAS 39 - Amendment - Embedded Derivative	1 January 2010
The amendment clarifies the treatment of embedded derivatives in host contracts that are classified out of fair value through profit or loss.
The application of this interpretation did not have any impact on the current or prior year’s financial statements. Future transactions will be accounted for consistently with this interpretation.

IFRIC 16 - Hedges of a Net Investment in a Foreign Operation	1 January 2010
The interpretation provides guidance for application of hedge accounting in foreign operations.
The application of this interpretation did not have any impact on the current or prior year’s financial statements. Future transactions will be accounted for consistently with this interpretation.

No other IFRSs issued and adopted but not yet effective are expected to have an impact on the Group’s financial statements.

(ii) Standards, amendments and interpretations, which are effective for reporting periods beginning after the date of these financial statements which have not been adopted early:

Standard	Description	Effective date
• IAS 32	Amendment - Classification of Right Issues	1 Feb 2010
• IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	1 Jul 2010
• IFRS 1	Amendment - First Time Adoption of IFRS	1 Jul 2010
• IAS 24	Revised - Related Party Disclosures	1 Jan 2011
• IFRIC 14	Amendment - IAS 19 Limit on a defined benefit asset	1 Jan 2011
• IFRS 7 *	Amendment - Transfer of financial assets	1 Jul 2011
• IFRS 1 *	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	1 Jul 2011
	Improvements to IFRSs (2010) *	1 Jan 2011
• IAS 12 *	Deferred Tax: Recovery of Underlying Assets	1 Jan 2012
• IFRS 9 *	Financial instruments	1 Jan 2013

The Group has not yet assessed the impact of IFRS 9. Except for the amended disclosure requirements of IAS 24 (the above revised standards), amendments and interpretations are not expected to materially affect the Group’s reporting or reported numbers.

*Not yet endorsed by European Union.

Going concern
On 15 February 2010, the Group was awarded the Service Contract over the GSEC101 licence area. The terms of this licence includes a minimum spend commitment of US$3 million which must be satisfied within a period of 18 months of award of the service contract. The Group will be able to meet the requirements of this commitment through the US$10 million facility agreement entered into between the Group and Philex Mining Corporation on 24 November 2010. Subsequent minimum spend commitments for the SC72 licence area amount to US$6 million which must be met by 30 June 2013.

On this basis and after making enquiries, the Directors have a reasonable expectation that the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Basis of consolidation
The consolidated financial statements present the results of the Company and its subsidiaries (the Group) as if they formed a single entity. Inter-company transactions and balances between Group companies are therefore eliminated in full.

Business combinations
The consolidated financial statements incorporate the results of business combinations using the acquisition method of accounting. In the consolidated balance sheet, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date.
The results of acquired operations are included in the consolidated statement of comprehensive income from the date on which control is obtained.

Joint ventures
The Group enters into arrangements with third parties for the joint exploration, development and production activities under contractual arrangement.
It classifies these arrangements as jointly controlled operations for the purposes of IAS 31. Accordingly, the Group only accounts for its share of assets, liabilities, revenues and expenses, classified in the appropriate Statement of Financial Position and Statement of Comprehensive Income headings.

The Galoc, Nido and Matinloc fields are accounted for by the Group using proportionate consolidation which brings into account the Group's share of assets, liabilities, revenue and operating costs related to their fields..

Non-current assets held for sale
Non-current assets are classified as held for sale when:

•	they are available for immediate sale;
•	management is committed to a plan to sell;
•	it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn;
•	an active programme to locate a buyer has been initiated;
•	the asset is being marketed at a reasonable price in relation to its fair value; and
•	a sale is expected to complete within 12 months from date of classification.

Non-current assets classified as  held for sale are measured at the lower of:

•	their carrying amount immediately prior to being classified as held for sale in accordance with the Group’s accounting policy; and
•	fair value less costs to sell.

Following their classification as held for sale, non-current assets are not depreciated.

The results of operations during the year are included in the consolidated statement of comprehensive income up to the date of disposal.

Discontinued operations are presented in the statement of comprehensive income (including the comparative period) as a single line which comprises the post tax loss of the discontinued operation. Operations are classified as discontinued when the decision is made to dispose of the operation by the directors and the operations are actively marketed.

Associates
When the Group has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognised in the consolidated statement of financial position at cost. The Group’s share of post-acquisition profit and losses is recognised in the consolidated statement of comprehensive income, except that the losses in excess of the Group’s investment in the associate are not recognised unless there is an obligation to make good those losses.

Profits and losses arising on transactions between the Group and its associates are recognised only to the extent of unrelated investors’ interests in the associate. The investor’s share in the associate’s profit and losses resulting from these transactions is eliminated against the carrying value of the associate.

Foreign currency
The functional currency of the parent company and its subsidiaries is the US$. Transactions entered into by Group entities in a currency other than the functional currency of the entity  are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the statement of financial position date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are similarly recognised immediately in the statement of comprehensive income.

Financial instruments
Financial assets and financial liabilities are recognised when the Group becomes party to the contractual provisions of the instrument. Financial assets are de-recognised when the contractual right to the cash flow expires or when substantially all the risk and rewards of ownership are transferred. Financial liabilities are de-recognised when the obligations specified in the contract are either discharged or cancelled.

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

Trade and other receivables and other financial assets – These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers, but also incorporate other types of contractual monetary asset such as advances made to affiliated entities. They are initially recognised at fair value plus transaction costs and subsequently carried at amortised cost, using the effective interest method, less any provision for impairment. If the need for impairment of a receivable arises, the value of the provision, representing the expected loss from not being able to recover such receivables, is recognised as a cost of sale.

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

Investments
Investments in quoted companies are carried at market value with any gains or losses recognised in other comprehensive income.

Share-based payments
Where share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive income over the vesting period.

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

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive income over the remaining vesting period.

Where equity instruments are granted to persons other than employees, the statement of comprehensive income is charged with the fair value of goods and services received.

Tax
Income tax on the profit or loss from ordinary activities includes current and deferred tax.

Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowed and is calculated using tax rates that have been enacted or substantively enacted by the statement of financial position date. Income tax is charged or credited to profit or loss, except when the tax relates to items credited or charged directly to equity, in which case the tax is also dealt with in equity.

Deferred taxation
Deferred tax assets and liabilities are recognised where the carrying amount of an asset or liability in the statement of financial position differs from its tax base, except for differences arising on the initial recognition of goodwill for which amortisation is not tax deductible, the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit and on investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilised. The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the deferred tax liabilities/(assets) are settled/(recovered). Deferred tax balances are not discounted.

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

Unevaluated oil and gas properties
The Group applies the full cost method of accounting, having regard to the requirements of IFRS 6 ‘Exploration for and Evaluation of Mineral Resources’. Under the full cost method of accounting, all costs associated with exploration for and evaluation of mining and oil and gas properties are capitalised in geographical pools pending determination of the feasibility of each project. Such cost pools are based on geographic areas and are not larger than a segment. The Group currently has one pool, the Philippines.

Costs which are capitalised include costs of licence acquisition, technical services and studies, exploration drilling and testing and appropriate technical and administrative expenses but do not include general overheads or costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to the statement of comprehensive income as they occur.

When the technical and commercial feasibility of a mining or oil or gas project has been determined, the related expenditures will be transferred to property, plant and equipment as proved properties. Where a licence is relinquished, or a project is abandoned, or is considered to be of no further commercial value to the Group, the related costs will be written off to the statement of comprehensive income.

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

At the completion of the exploration phase, if technical feasibility is demonstrated and commercial reserves are discovered, then, following the decision to continue into the development phase, the carrying value of the relevant asset will be reclassified as an oil and gas asset within property, plant and equipment, but only after the carrying value of the asset has been assessed for impairment in accordance with the impairment of property, plant and equipment assets policy. Unevaluated oil and gas properties are not amortised prior to reclassification to the property, plant and equipment phase.

Property, plant and equipment
Depletion and amortisation of proved oil and gas mining properties is provided over the estimated commercial life of each property and computed using the units of production method based on proved reserves as determined annually by management. Depletion, depreciation and amortisation are included within operating expenses within the statement of comprehensive income.

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

Any impairment charge is included in the administrative expenses line item in the statement of comprehensive income, except to the extent they reverse gains previously recognised in the statement of  changes in equity.

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

Leased assets
Where assets are financed by leasing agreements that do not give rights approximating ownership, these are treated as operating leases. The annual rentals are charged to the statement of comprehensive income on a straight line basis over the term of the lease.

Listed investments
Listed investments are held at current market value.

Critical accounting judgements and key sources of estimation uncertainty
In the process of applying the Group’s accounting policies, which are described in Note 1, Management has made the following judgements that have the most significant effect on the amounts recognised in the financial statements:

Recoverability of exploration and evaluation costs – Under the full cost accounting method of accounting for exploration costs, such costs are capitalised as intangible assets and assessed for impairment on a cost pool basis when circumstances suggest that the carrying amount off the costs pool may exceed its recoverable value and, therefore, there is a potential risk of an impairment adjustment. This assessment involves judgement as to; the likely future commerciality of the asset and when such commerciality should be determined: future revenue and costs pertaining to any concession based on proved plus probable, prospective and contingent resources and the discount rate to be applied to such revenues and cost for the purpose of deriving a recoverable value. The Management have reviewed the recoverability of the assets and consider this to be greater than the current net book value. Further information is included in Note 10.

Depreciation – Percentages are applied by the Management to the Group’s net book value of depletable assets based on future levels of production for producing assets.

Share options – Provisions for share-based payment costs requires the selection of an appropriate valuation model, consideration as to the inputs necessary for the valuation model chosen and the estimation of the number of awards that will ultimately vest, inputs for which arise from judgements relating to the continuing participation of employees (see Note 16).

Fair value of exploration and appraisal assets – The fair value of exploration and appraisal assets is based on internal and third-party reports, further discounted to reflect future risks such as higher interest rates, smaller than expected reserves and variation to other critical assumptions.

Impairment review
While conducting an impairment review of its assets, the Group makes certain judgements in making assumptions about the likelihood of licence conversion, the future prices, reserve levels, and future development and production costs. Changes in the estimates used can result in significant charges to the statement of comprehensive income. This is performed solely for the purposes of considering the carrying value of the Group’s assets.

Legal proceedings and commercial disputes
In accordance with IAS 37  the Group only recognises a provision where there is a present obligation from a past event, a transfer of economic benefit is probable and the amount of cost of the transfer can be estimated reliably. In instances where the criteria are not met, a contingent liability may be disclosed in the notes to the financial statements. Realisation of any contingent liabilities not currently recognised or disclosed in the financial statements could have a material effect on the Group’s financial position. Application of this accounting principle requires the Management to make determinations about various factual and legal matters beyond their control. Among the factors considered in making decisions on provisions are the nature of the disputes and litigations, the progress of the cases, the opinions of legal advisers, experience of similar cases and any decision of the Group’s Management as to how it will respond to any such claim or litigation.

2    SEGMENT ANALYSIS
The Group operated in one principle operating segment, ‘the exploration for and production of oil and gas’.

 All the Group’s oil and gas revenues are generated in the Philippines and are made to Philippine based customers as shown in the consolidated income  statement. Further information on these customers is included within Note 20.

 All the Group's non-current assets are located In the Philippines as shown in the consolidated statement of financial position .

3.    EXPENSES BY NATURE

	Year ended 31 December 2010 US$'000	Year ended 31 December 2010 US$'000
Fees payable to the Group’s Auditor for the audit of the Group’s annual accounts	50	66
Fees payable to the Group’s Auditor’s overseas associate for the audit of the Group’s
subsidiaries, pursuant to legislation	18	15
Directors’ remuneration	826	950
Employee salaries and other benefits	286	440
Share-based payments	-	336
Depreciation and amortisation	23	22
Operating lease rentals	91	76

4    SALARIES

	Group
	Year ended 31 December 2010	Year ended 31 December 2010
Average number of employees (including Directors) are as follows:
Administration and finance	16	12
Technical	4	3

	20	15

	Group
	Year ended 31 December 2010 US$'000	Year ended 31 December 2010 US$'000
Gross salaries (including Directors)	733	869
Fees (including Directors)	559	448
Employee benefits and social security costs	46	73
Share-based payments	-	336

	1,338	1,726

Directors’ and Senior Management emoluments

	Termination Payment US$'000	NI/SS US$'000	Salary US$'000	Bonuses US$'000	Fees US$'000	Year ended 31 December 2010 Total US$'000	Year ended 31 December 2009 Total US$'000

Directors’ emoluments
Alan Henderson (resigned 3 April 2009)	-	-	-	-	-	-	41
Barry Stansfield	-	6	50	-	34	90	85
Andrew J. Mullins	-	23	198	14	-	235	415
Walter W. Brown	171	-	-	-	189	360	386
Roberto V. Ongpin (appointed 19 June 2009)	-	-	-	-	50	50	23
Robert C. Nicholson (appointed 9 March 2010)	-	-	-	-	37	37	-
Paul F. Wallace (appointed 27 July 2010)	-	-	-	-	22	22	-
Carlo S. Pablo (appointed 27 July 2010)	-	-	-	-	22	22	-
Edward Tortorici (appointed 18 November 2010)	-	-	-	-	5	5	-
Richard Beacher (appointed 18 November 2010)	-	-	-	-	5	5	-
	171	29	248	14	364	826	950

Senior Philippines Management	-	-	144	10	-	154	193

	171	29	392	24	364	980	1,143

All Directors’ remuneration is paid in cash in accordance with their contracts. The highest paid Director was paid US$360,000 (2009: US$415,000) in the year.

The Group provides limited Directors & Officers Liability Insurance, at a cost of approximately US$23,020 (2009: US$30,766). This cost is not included in the above table.

Out of the share-based payment charge (see Note 3), US$ Nil (2009: US$266,154) relates to share-based payments to Directors and US$Nil (2009: US$69,863) relates to share-based payments to employees. Directors and senior Philippines Management are considered to be the key management.

5    FINANCE INCOME

	Group
	Year ended 31 December 2010 US$'000	Year ended 31 December 2010 US$'000

Interest from bank deposit	2	2
Gain on Investments	13	-

	15	2

6    FINANCE EXPENSES
	Group
	Year ended 31 December 2010 US$'000	Year ended 31 December 2010 US$'000

Foreign exchange losses	235	117

7    TAXATION ON LOSS FROM ORDINARY ACTIVITIES

	Group
	Year ended 31 December 2010 US$'000	Year ended 31 December 2010 US$'000

Deferred tax credit	-	102

The charge/(credit) for the year can be reconciled to the loss per the statement of comprehensive income as follows:

Loss on ordinary activities	(558)	(3,829)

Loss on ordinary activities at the standard rate of corporation tax in the UK of 28%	156	1,072
Income/expenses disallowed for tax	1,168	(220)
Tax losses carried forward	(1,538)	(1,108)
Different tax rates applied to overseas jurisdictions	214	256
Movements in deferred taxation	-	102

Tax credit/(charge) for the year	-	102

Factors that may affect future tax charges
At 31 December 2010, the Group had UK tax losses of approximately US$4,936,000 (2009: US$3,136,000) carried forward. These losses are subject to agreement by HRMC. At 31 December 2010 the Group had Philippines tax losses US$1,029,000 (2009: US$873,000) which can be carried forward and applied against future profits when they are realised. Philippines’ basic corporation tax rate is 30%.

Philippine tax losses can only be carried forward for a maximum of 3 years, tax losses currently carried forward are as follows:

2008 – US$172,000
2009 – US$573,000
2010 – US$284,000

A deferred tax asset of US$1,673,000 (2009: US$261,000) in respect of the Philippines tax losses carried forward and US$1,480,000 (2009: US$940,800) in respect of the UK tax losses has not been recognised due to the uncertainty that these tax losses will be utilisable against future taxable income.

8    NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS
Effective in the prior year, on 25 September 2009 the Group sold its interest in Forum Cebu Coal Corporation in which it held its COC131 coal operating contact. The income, expenses, assets and liabilities relating to this asset were reclassified as discontinued in 2007 as the Group was actively marketing the assets for sale.

(LOSS)/PROFIT ON DISCONTINUED OPERATIONS FOR THE PERIOD TO THE DATE OF DISPOSAL

	Group
	Year ended 31 December 2010 US$'000	Year ended 31 December 2010 US$'000

Loss on discontinued operations, net of tax	-	(47)

Loss from selling discontinued operations after tax
Sales proceeds, net costs	-	825

Pre-disposed carrying value
Investment in associated company	-	(944)
Advances to associated company written off on sale	-	(1,166)

Loss on disposal of discontinued operations	-	(1,285)

Total Loss from discontinued operations after tax	-	(1,332)

FINANCIAL INFORMATION RELATING TO THE NON-CURRENT ASSETS HELD FOR SALE

	Group
	Year ended 31 December 2010 US$'000	Year ended 31 December 2010 US$'000

At 1 January	-	991
Share of operating (loss) of associate	-	(47)
Disposal	-	(944)

At 31 December	-	-

DISCONTINUED CASH FLOW MOVEMENTS

	Group
	Year ended 31 December 2010 US$'000	Year ended 31 December 2010 US$'000

Cash flows from discontinued operations
(Loss) before tax	-	(47)
Adjustments for:
Sales proceeds, net of costs	-	47

Net cash from operating activities	-	-

Investing activities:
(Advances) from associated companies	-	(12)
Sales proceeds, netof costs	-	825

Net cash increase discontinued operations	-	813

9    LOSS PER SHARE

Loss per Ordinary Share has been calculated using the weighted average number of shares in issue during the relevant financial periods. The weighted average number of equity shares in issue for the period is 33,256,478 (2009: 30,372,599).

Losses for the Group attributable to the equity holders of the Company for the year are US$438,000 (2009: US$3,618,000).

Losses for the Group attributable to the equity holders of the Company for the year on continued operations are US$438,000 (2009: US$2,286,000).

Losses for the Group attributable to the equity holders of the Company for the year on discontinued operations are US$ Nil (2009: US$1,332,000).

The effect of the share options in issue under the Share Option Plan is anti-dilutive. See Note 16 for further details of share options in issue.

10    INTANGIBLE ASSETS
Group	Unevaluated Oil, Gas and Mining Costs US$'000 2010	Unevaluated Oil, Gas and Mining Costs US$'000 2009

Cost and Net book value
At 1 January	40,859	40,606
Additions	1,771	253

At 31 December	42,630	40,859

The unevaluated oil, gas and mining costs relate to the acquisition of the Group’s assets in the Philippines.

The net book value of assets included within intangible fixed assets are as follows:

SC40 – US$28,689,000 (2009: US$28,372,000)
SC72 – US$13,720,000 (2009: US$12,266,000)
Others – US$221,000 (2009: US$221,000).

The Group have considered the intangible assets for indications of impairment and have concluded that as no indicators exist an impairment provision is not required.

11    PROPERTY, PLANT AND EQUIPMENT
	Oil and Gas Costs US$'000	Transport and Motor Equipment US$'000	Furniture, Fixtures and Fittings US$'000	Tools and Other Equipment US$'000	Total US$'000

Cost
At 1 January 2010	6,011	74	196	116	6,397
Additions	1,896	95	10	-	2,001
Disposals	-	(71)	-	-	(71)

At 31 December 2010	7,907	98	206	116	8,327

Depreciation
At 1 January 2010	1,912	28	177	112	2,229
Charge for the year	2,415	21	14	4	2,454
Disposals	-	(29)	-	-	(29)

At 31 December 2010	4,327	20	191	116	4,654

Costs
At 1 January 2009	4,852	74	175	116	5,217
Additions	1,159	-	21	-	1,180

At 31 December 2010	6,011	74	196	116	6,397

Depreciation
At 1 January 2009	1,168	11	172	82	1,433
Charge for the years	744	17	5	30	796

At 31 December 2009	1,912	28	177	112	2,229

Net book value
At 31 December 2010	3,580	78	15	-	3,673
At 31 December 2009	4,099	46	19	4	4,168
At 31 December 2008	3,684	63	3	34	3,784

12    INVESTMENTS

	Group
	2010 US$'000	2009 US$'000

Cost
At 1 January	5	8
Revaluation	13	(3)

At 31 December	18	5

Group investments are shares held in FEC Resources Inc, a listed company, held at  respective fair values on 31 December 2010 and 31 December 2009.

The principal subsidiaries of the Group, all of which have been included in these consolidated financial statements and are engaged in the exploration for and development of oil and gas assets, are as follows:

	Country of	Proportion of ownership interest and ordinary share capital held
	Incorporation	2010	2009

Forum Philippine Holdings Limited	Jersey	100%	100%
Forum (FEI) Limited	Jersey	100%	100%
Forum (GSEC101) Limited(1)	Jersey	100%	100%
Forum (Nido Matinloc) Limited	Jersey	100%	100%
Forum Exploration Inc	Philippines	66.67%	66.67%
Forum Energy Philippines Corporation	Philippines	100%	100%

(1) Forum (GSEC 101) Limited has established a registered branch office in the Philippines.

13    INVENTORIES
	Group
	2010 US$'000	2009 US$'000
Oil inventories	362	-
Materials and supplies	57	65
	419	65

Inventory has been written down by US$8,000 (2009: US$ Nil) during the year. Cost of inventory expensed in the year totalled US$8,000 (2009: US$12,000).

There is no material difference between the carrying values of inventories and their fair value less costs to sell.

14    RECEIVABLES

	Group
	2010 US$'000	2009 US$'000

Trade receivables	496	400
Prepayments	252	31
Other receivables	403	208

	1,151	639

Included within other receivables are amounts relating to recoverable VAT and amounts in respect of expenditure on future projects.

15    LIABILITIES

	Group
	2010 US$'000	2009 US$'000

Trade payables	109	190
Other payable	2,099	355
Employee benefits	118	92
Tax payable	26	173

	2,352	810

All amounts fall due for payment within one year.

Non-current liabilities

Other payables	3,915	4,611
Decommissioning liabilities	79	56

	3,994	4,667

Included in other payables are the following:

Under the share purchase agreement for Forum Exploration Inc. dated 11 March 2003, amounts of up to US$3.915 million (2009: US$3.715 million) are due to the vendor out of the Group’s share of future net revenues generated from licence SC40. The liability is in Philippine Peso and the movement during the year is due to changes in exchange rate only. The timing and extent of such payments is dependent upon future field production performance and cannot be accurately determined at this stage.

Also included is an amount of  US$ Nil (2009:US$896,000) of non-current liabilities and US$1,176,684 (2009:US$264,172) within current liabilities relating to additional costs on the acquisition of Basic Petroleum & Mineral Inc payable out of future Galoc oil field revenues (Note 22).

16    SHARE CAPITAL
Allotted, called up and fully paid

	2010 Number	2010 US$'000	2009 Number	2009 US$'000

At 1 January	33,092,533	5,941	30,084,121	5,443
Additions	272,000	41	3,008,412	498

At 31 December	33,364,533	5,982	33,092,533	5,941

	Authorized number of 10p each	Number	Alotted, share called up and fully paid US$	Premium US$

At 1 January 2009	100,000,000	30,084,121	5,443,482	48,938,380
27 November 2009 (1)	-	3,008,412	497,094	1,930,457

At 31 December 2009	100,000,000	33,092,533	5,940,576	50,868,837
26 May 2010 (2)	-	272,000	40,802	94,903
At 31 December 2010	100,000,000	33,364,533	5,981,378	50,963,740

(1) On 27 November 2009 the Group issued 3,008,412 Ordinary Shares of 10p at an issue price of 50p.
(2) On 26 May 2010 the Group issued 272,000 Ordinary Shares of 10p each under the share option plan for 31p per share.

All of the sharesin issue have equal voting rights.

Share-based payments

On 1 August 2005, the Group implemented a Share Option Plan (the Plan) with three sub-plans (the sub-plan.  Under the terms of the Plan the Group can issue up to 16% of the outstanding issued stock of the Group.

At 31 December 2010, the following share options were outstanding issued in respect of the Ordinary Shares:

Exercise Price	Outstanding as at 1 January 2010	Granted during the year	Number of options surrendered during the year	Number of Options cancelled during the year	Exercised during the year	Outstanding as at 31 December 2010	Final expiry dates

£0.31 (US$0.48)*	2,467,000	-	-	-	(272,000)	2,195,000	Dec 2018

*Exchange rates at 31 December 2010 have been used to calculate the US$ value of options, these are for indicative purposes only using an exchange rate of US$1.55/£

At 31 December 2009, the following share options were outstanding in respect of the Ordinary Shares:

Exercise Price	Outstanding as at 1 January 2010	Granted during the year	Number of options surrendered during the year	Number of Options cancelled during the year	Exercised during the year	Outstanding as at 31 December 2009	Final expiry dates

£0.31 (US$0.48)*	2,567,000	-	-	(100,000)	-	2,467,000	Dec 2018
£0.735 (US$.1.14)*	271,000	-	(271,000)	-	-	-	Feb 2009
£1.12 (US$1.74)*	216,000	-	(216,000)	-	-		Feb 2009
	3,054,000	-	(487,000)	(100,000)		2,467,000

*Exchange rates at 31 December 2010 have been used to calculate the US$ value of options, these are for indicative purposes only using an exchange rate of US$1.55/£

The weighted average exercise price of share options was US$0.48 at 31 December 2010 and US$0.45 at 31 December 2009. The weighted average remaining contractual life of options outstanding at the end of the year was eight years (2009: nine years).

During the year a total of 272,000 options were exercised.

As at 31 December 2010, there are 2,195,000 options in issue representing 41% of the total permissible options in issue per the terms of the option plan.

All of the 2,195,000 outstanding options are exercisable at a price higher than the current share price.

The weighted average fair value of each option granted during the year was – US$ Nil (2009: US$ Nil).

Fair value of options
Inputss to the valuation model
The fair values of awards granted under the Share Option Plan have been calculated using the Black Scholes pricing model that takes into account factors specific to share incentive plans such as the vesting periods of the Plan, the expected dividend yield on the Group’s shares and expected early exercise of share options.

Grant date	1 Aug 2005	6 Dec 2006	19 Dec 2008

Share price at date of grant	£1.12 (US$2.19)	£0.73 (US$1.39)	£0.25 (US$0.38)
Exercise price	£1.12 (US$2.19)	£0.73 (US$1.39)	£0.31 (US$0.46)
Volatility	25%	40%	40%
Option life	10 years	5 years	10 years
Dividend yield	-	-	-
Risk-free investment rate	4.5%	5%	4%
Employee turnover	-	-	-

Volatility has been based on the following:

(i) The annualised volatility of the Group’s shares since its flotation on the AIM market.

Based on the assumptions, the fair values of the options granted are estimated to be:

Grant date	1 Aug 2005	6 Dec 2006	19 Dec 2008

Share price at date of grant	£0.35 (US$0.51)	£0.31 (US$0.45)	£0.13 (US$0.20)

Expense arising from share-based payments
Based on the above fair values and prior year awards and the Group’s expectations of employee turnover, the 2010 expense arising from equity-settled share options and share awards made to employees was US$ Nil (2009: U$336,017). There were no other share-based payment transactions.

17    COMMITMENTS
At 31 December 2010, the Group had commitments totalling US$3 million in operational and exploration expenditure, for the first sub phase programme over Service Contract SC72 ("SC72") (31 December 2009: None).

18    FINANCIAL COMMITMENTS
Future commitments under non-cancellable operating leases are as follows:

	Land and buildings 2010 US$'000	Land and buildings 2009 US$'000

Operating leases with an option to terminate within 1 year	21	15

19 CASH FLOW NOTES

	Group
	2010 US$'000	2009 US$'000

Cash and cash equivalents comprise:
Cash available on demand	13	28
Short-term deposits	2,451	4,144

	2,464	4,172

20    FINANCIAL INTSRUMENTS

Significant accounting policies
Details of the significant account policies in respect of financial instruments are disclosed in Note 1 to the financial statements.

Financial risk management
The Board seeks to minimise its exposure to financial risk by reviewing and agreeing policies for managing each financial risk and monitoring them on a regular basis. No formal policies have been put in place in order to hedge the Group’s activities to the exposure to currency risk or interest risk, however as the Group enters commercial production this may be considered. No derivatives or hedges were entered into during the year.

The Group is exposed through its operations to the following financial risks:

•	cash flow interest rate risk
•	foreign currency risk
•	liquidity risk
•	credit risk
•	price risk

The policy for each of the above risks is described in more detail below.

The principal instruments used by the Group, from which financial instruments risk arises are as follow:

•	trade and other receivables
•	cash and cash equivalents
•	trade and other payables

The fair value of all the Group financial assets and liabilities is approximate to their carrying values.

Cash flow interest rate risk
The Group manage the interest rate risk associated with the Group’s cash assets by ensuring that interest rates are as favourable as possible, through the use of bank treasury deposits, whilst managing the access the Group requires to the funds for working capital purposes.
At the year end the Group had a cash balance of US$2,464,000 (2009: US$4,172,000) which was made up as follows:

	2010 US$'000	2009 US$'000

British Pounds Sterling	867	2,516
US Dollars	1,574	1,646
Philippine Peso	23	10

Included above are amounts of US$863,000 (2009: US$3,739,000) held within variable rate deposit accounts. Interest rates are 0% to 0.1% based on bank interest rates.

The Group received interest for the year as follows:

	2010 US$'000	2009 US$'000

Interest from bank deposits	2	2

The interest rate risk to the Group is minimal as there is no interest bearing debts and interest income on bank deposits is negligible.

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

At 31 December 2010 and 2009, the currency exposure of the Group was as follows:

	US Dollar US$'000	UK Sterling US$'000	Philippine Peso US$'000	2009 US$'000

At 31 December 2010
Cash and cash equivalents	1,574	867	23	2,464
Trade and other receivables	861	246	44	1,151
Trade and other payables	(2,007)	(215)	(130)	(2,352)

Net assets/(liabilities)	428	898	(63)	1,263

At 31 December 2009
Cash and cash equivalents	1,646	2,516	10	4,172
Trade and other receivables	496	114	29	639
Trade and other payables	(301)	(394)	(115)	(801)

Net assets/(liabilities)	1,841	2,236	(76)	4,001

The effect of a 10% strengthening of the US Dollar against Sterling at the reporting date on the Sterling denominated balances would, all other variables held constant, have resulted in a loss, increasing post tax losses by US$89,800 (2009: US$223,600). Conversely the effect of a 10% weakening of the US Dollar against Sterling at the reporting date would, on the same basis, have resulted in a gain decreasing post tax losses by US$89,800 (2009: US$223,600).

The effect of a 10% strengthening of the US Dollar against the Philippine Peso at the reporting date on the Philippine Peso denominated balances would, all other variables held constant, have resulted in a gain decreasing post tax losses by US$6,300 (2009: US$7,600). Conversely the effect of a 10% weakening of the US Dollar against Philippine Peso at the reporting date would, on the same basis, have resulted in a loss increasing post tax losses by US$6,300 (2009: US$7,600).

Liquidity risk
Liquidity risk arises from the Group’s management of working capital.

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due to achieve this the Group has arranged a US$10 million facility (note 21)
It seeks to maintain readily available cash balances to meet expected requirements, all bank balances are currently held on an instant access basis.
The liquidity risk of each Group entity is managed centrally by the Group treasury function. The investment budgets and work plans are set locally and agreed by the Board annually in advance, enabling the Group’s cash requirements to be anticipated.

The contractual undiscounted amounts of financial liabilities are repayable as follows:

	2010 US$'000	2009 US$'000

1 month	1,162	430
2-3 months	1,072	-
4-6 months	-	118
6-12 months	118	262

	2,352	810

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or a counter party of a financial instrument fails to meet its contractual obligations.
The Group is mainly exposed to credit risk from credit sales.

The Group currently has only two customers which are both Philippine based oil Companies, costs of production are deducted prior to payment of the Groups share, therefore any losses would be limited to the net share of revenues. The two customers which account for 100% of the Group’s revenues are Galoc Production Company and The Philodrill Corporation.

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions. The majority of the Group's deposits are held with two different International banks in the UK and in the Philippines, The Group’s deposits are held with international bank in which the UK government holds a majority shareholding; which the Board considers gives a high level of security.

Maximum exposure to credit risk
The Group’s maximum exposure to credit risk by class of financial instrument is shown in the table below:

	2010 Carrying value US$'000	2010 Maximum exposure US$'00	2009 Carrying value US$'000	2009 Maximum exposure US$'000

Cash and cash equivalents	2,464	2,464	4,172	4,172
Trade and other receivables	1,151	1,012	639	639

	3,615	3,476	4,811	4,811

Price risk
The Group’s oil and gas sale revenue is subject to energy market price risk. The Group does not intend to hedge the oil price risk in the short-term.

Capital
The overall objective of the Directors is to maximise shareholder returns and minimise risks by keeping a reasonable balance between debt and equity.

The Group considers the capital employed by the Group to be the entire equity attributable to shareholders of the parent.

On a regular basis, the Board of Directors receive financial and operational performance reports that enable continuous management of assets, liabilities and liquidity.

To date the Group has minimised risk by being purely equity financed, or by agreeing partnerships for the development of its portfolio of hydrocarbon assets, in 2011 the Group will draw down on its  $10 million of debt (Note 21) to redress the reasonable balance between debt and equity.

21    RELATED PARTY TRANSACTIONS
During the year the following related party transactions occurred within the Group:

Philex Mining Corporation are the majority shareholder and ultimate controlling party of the Group. The Group performed consultancy services for Philex Petroleum Corporation, a wholly owned subsidiary of Philex Mining Corporation, and received total fees of US$ Nil in year (2009: 194,500).

Forum Philippines Holdings Ltd, a wholly owned subsidiary within the Group, entered into a US$10m Facility Agreement (Òthe FacilityÓ) with Philex Mining Corporation on 24 November 2010.

The Facility will be available for a 3 year period from the 24 November 2010 and funds can be borrowed at an interest rate of US LIBOR + 4.5%. The principle use of the facility was to enable the Group to fund its 70% share of a first sub-phase work programme over Service Contract 72 (ÒSC72Ó). Obligations arising from funds drawn under this Facility are not convertible into the Group’s or Forum Philippines’ ordinary shares.

Amounts due to Philex Mining Corporation in respect of this facility agreement as at 31 December 2010 amounted to US$ Nil. Arrangement fees paid to Philex Mining Corporation during the year for the facility were US$200,000.

The first drawdown of the facility is expected to occur in March 2011 in the amount of US$1,000,000.

22    CONTINFENT LIABILITIES
The Group has potential additional consideration of up to US$ 9.03 million (2009: US$10.84 million) payable on the acquisition of Basic Petroleum & Minerals Inc.  During 2010 US$1,797,000 was paid and an additional $1,176,000 has been provided for based on latest field production estimates for the Galoc oil field.  This amount is disclosed within current liabilities. Payments of the remaining US$7.87 million are dependent  upon future field production levels from the acquired oil and gas assets. The Directors consider that the maximum of any potential payments will not materialise, due to acquired field development plans.

Subsequent to the year end the Group agreed a settlement with Basic Energy Corporation ("BEC") in relation to disputes over historical cost recovery arising from Service Contract 14 A and B (Nido-Matinloc Blocks), Service Contract 14 C (Galoc Block), and other blocks of Service Contract 14 and Service Contract 6.

If the terms and conditions of the Agreement are met and approvals are forthcoming from the Department of Energy and other interested parties, Forum Energy will make a cash payment to BEC of US$650,000, and cause the conveyance of (i) 50% of Forum Energy Philippines Corporation's (a wholly owned subsidiary of FEP) ("FEPC") participating interests in the foregoing service contracts, and (ii) 50% of the related recoverable costs, subject to the approval of the Department of Energy

If the terms and conditions of the Agreement are met and approvals are forthcoming from the Department of Energy and other interested parties, the Company will no longer be liable to pay potential additional consideration of up to US$ 9.03 million on the acquisition of FEPC (formerly Basic Petroleum & Minerals Inc).

23    EVENTS AFTER THE REPORTING PERIOD
Other than disclosed elsewhere in the financial statement there are no other events after the reporting date to be disclosed.

Lascogon Mining Corporation
(A Subsidiary of Philex Gold Philippines, Inc.)
Financial Statements
December 31, 2010 and 2009
and Years Ended December 31, 2010, 2009 and 2008

and

Report of Independent Auditors

SyCip Gorres Velayo & Co.

LASCOGON MINING CORPORATION
(A Subsidiary of Philex Gold Philippines, Inc.)
BALANCE SHEETS

	December 31
	2010	2009
ASSETS
Current Assets
Cash	PHP420,623	PHP405,793
Advances to employees (Note 4)	33,143	43,103
Prepaid rent	3,500	3,500
Input tax (Note 5)	–	10,082,273
Total Current Assets	457,266	10,534,669
Noncurrent Assets
Property and equipment (Note 6)	301,789	587,445
Deferred mine exploration costs (Notes 1 and 8)	–	160,185,904
Computer software (Note 7)	–	245,375
Total Noncurrent Assets	301,789	161,018,724
TOTAL ASSETS	PHP759,055	PHP171,553,393

LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)
Current Liabilities
Accounts payable and other liabilities (Note 9)	PHP280,523	PHP386,856
Income tax payable	314	3,618
Advances from related parties (Notes 1 and 10)	168,268,689	169,364,770
Total Current Liabilities	168,549,526	169,755,244
Noncurrent Liability
Deferred income tax liability (Note 11)	1,862,764	1,208,109
Total Liabilities	170,412,290	170,963,353
Equity (Capital Deficiency)
Capital stock - 100 par value
Authorized - 100,000 common shares
Issued and outstanding - 41,667 common shares	4,166,700	4,166,700
Additional paid-in capital	9,593,300	9,593,300
Deficit	(183,413,235)	(13,169,960)
Total Equity (Capital Deficiency)	(169,653,235)	590,040
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)	PHP759,055	PHP171,553,393

See accompanying Notes to Financial Statements.

LASCOGON MINING CORPORATION
(A Subsidiary of Philex Gold Philippines, Inc.)
STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31
	2010	2009	2008
EXPENSES
Provision for write-down of:
Deferred mine exploration costs (Notes 1 and 8)	PHP160,751,179	PHP–	PHP–
Input tax (Note 5)	10,032,574	–	–
Computer software (Note 7)	18,875	–	–
Professional and consultancy fees	652,665	326,975	688,317
Taxes, fees and licenses	187,571	13,755	225,224
Personnel costs	30,269	972,499	2,430,271
Rent	14,000	281,200	438,000
Field expenses	12,959	48,455	117,025
Insurance	12,477	49,737	101,823
Utilities	7,458	103,205	179,242
Communication	7,343	62,909	280,585
Materials and supplies	600	64,495	839,327
Entertainment, amusement and recreation	464	17,988	128,700
Transportation, travel and accommodation	407	284,184	1,184,520
Outside services	–	475,722	468,947
Provision for doubtful accounts (Note 4)	–	308,208	–
Donations	–	57,500	149,361
Freight and handling	–	13,871	283,150
Repairs and maintenance	–	8,289	993,411
Others	50,468	124,891	860,019
	171,779,309	3,213,883	9,367,922
OTHER CHARGES (INCOME)
Foreign exchange loss (gain) - net	(2,190,595)	(1,394,013)	6,507,233
Interest income	(408)	(5,235)	(18,194)
Loss on write-off of advances to employees	–	18,792	–
	(2,191,003)	(1,380,456)	6,489,039
LOSS BEFORE INCOME TAX	169,588,306	1,833,427	15,856,961
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 11)
Current	314	3,618	–
Deferred	654,655	366,435	(2,161,221)
	654,969	370,053	(2,161,221)
NET LOSS	170,243,275	2,203,480	13,695,740
OTHER COMPREHENSIVE INCOME	–	–	–
TOTAL COMPREHENSIVE LOSS	PHP170,243,275	PHP2,203,480	PHP13,695,740

See accompanying Notes to Financial Statements.

LASCOGON MINING CORPORATION
(A Subsidiary of Philex Gold Philippines, Inc.)
STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
			(Deficit)
BALANCES AT DECEMBER 31, 2007	PHP4,166,700	PHP9,593,300	PHP2,729,260	PHP16,489,260
Net loss for the year	–	–	(13,695,740)	(13,695,740)
Other comprehensive income	–	–	–	–
Total comprehensive loss for the year	–	–	(13,695,740)	(13,695,740)
BALANCES AT DECEMBER 31, 2008	4,166,700	9,593,300	(10,966,480)	2,793,520
Net loss for the year	–	–	(2,203,480)	(2,203,480)
Other comprehensive income	–	–	–	–
Total comprehensive loss for the year	–	–	(2,203,480)	(2,203,480)
BALANCES AT DECEMBER 31, 2009	4,166,700	9,593,300	(13,169,960)	590,040
Net loss for the year	–	–	(170,243,275)	(170,243,275)
Other comprehensive income	–	–	–	–
Total comprehensive loss for the year	–	–	(170,243,275)	(170,243,275)
BALANCES AT DECEMBER 31, 2010	PHP4,166,700	PHP9,593,300	(PHP183,413,235)	(PHP169,653,235)

See accompanying Notes to Financial Statements.

LASCOGON MINING CORPORATION
(A Subsidiary of Philex Gold Philippines, Inc.)
STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before income tax	(PHP169,588,306)	(PHP1,833,427)	(PHP15,856,961)
Adjustments for:
Provision for write-down of:
Deferred mine exploration costs (Notes 1 and 8)	160,751,179	–	–
Input tax (Note 5)	10,032,574	–	–
Computer software (Note 7)	18,875	–	–
Unrealized foreign exchange loss (gain) - net	(2,174,874)	(1,213,136)	5,774,119
Interest income	(408)	(5,235)	(18,194)
Operating losses before working capital changes	(960,960)	(3,051,798)	(10,101,036)
Decrease (increase) in:
Advances to employees	9,960	768,426	(400,350)
Input tax	–	(463,741)	(5,289,448)
Prepaid rent	–	5,490	29,189
Increase (decrease) in accounts payable and other liabilities	(106,333)	(1,516,826)	1,462,061
Cash used in operations	(1,057,333)	(4,258,449)	(14,299,584)
Income taxes paid	(3,618)	–	–
Interest received	408	5,235	18,194
Net cash used in operating activities	(1,060,543)	(4,253,214)	(14,281,390)
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to deferred mine exploration costs (Notes 8 and 15)	(3,420)	(9,362,728)	(64,091,359)
Acquisition of property and equipment	–	–	(380,000)
Purchase of computer software	–	–	(679,500)
Cash used in investing activities	(3,420)	(9,362,728)	(65,150,859)
CASH FLOWS FROM FINANCING ACTIVITY
Additional advances from related parties (Note 10)	1,086,102	9,033,559	81,573,403
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(7,309)	(8,313)	–
NET INCREASE (DECREASE) IN CASH	14,830	(4,590,696)	2,141,154
CASH AT BEGINNING OF YEAR	405,793	4,996,489	2,855,335
CASH AT END OF YEAR	PHP420,623	PHP405,793	PHP4,996,489

See accompanying Notes to Financial Statements.

LASCOGON MINING CORPORATION
(A Subsidiary of Philex Gold Philippines, Inc.)
NOTES TO FINANCIAL STATEMENTS

1.	Corporate Information, Status of Operations and
Authorization for Issue of the Financial Statements

Corporate Information

Lascogon Mining Corporation (the Company), a subsidiary of Philex Gold Philippines, Inc. (PGPI), was incorporated in the Philippines on October 20, 2005 to engage in exploration, development and utilization of mineral resources.  Its registered office address is Philex Building, 27 Brixton corner Fairlane Streets, Pasig City.  The Company’s ultimate parent is Philex Mining Corporation (PMC).  PMC is primarily engaged in large-scale exploration, development and utilization of mineral resources.

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

c.
FEC provided US$100,000 each month from January 1, 2006 to October 31, 2006 to the Company to fund expenditures to further determine and delineate the reserves of MPSA 148.  This amount is recorded by the Company as part of the “Advances from related parties” account. On November 30, 2006, PGPI was able to obtain from the BMG a permit to extend the exploration of MPSA 148 until November 2008.  On September 30, 2007, FEC earned and got its 40% equity stake in the Company in view of the completion of documentation requirements of the transfer of the shares.  At the time of the 40% transfer to FEC, the carrying value of portion of FEC’s advances amounted to 11,260,000 (US$250,000).  Upon conversion, this resulted in an excess of 9,593,300 over the par value of the Company’s newly issued shares to FEC and accordingly, was taken up by the Company as an additional paid-in capital.

In November 2008, BMG, again, extended the permit of the Company on the exploration of MPSA 148 until November 2011.

The Company conducts its exploration activities through the contracted services of independent personnel and contractors.

Status of Operations
The Company had been conducting exploration works on its mining property in Taganaan, Surigao del Norte covered by MPSA 148.  During the last quarter of 2008, the Company engaged the services of Independent Resource Estimations (IRES), an independent Qualified Person, to conduct evaluation of the property after several drilling and trenching works have been done.  The Company conducted additional exploration works in 2009 to support the finalization of the mineral resource estimate.  In 2010, no further exploration activities were done while the report from IRES was being reviewed and finalized.

On March 25, 2011, the Company received the report from IRES which disclosed the mineral resource estimates in the explored area of MPSA 148.  Using the relevant information contained in the IRES report, the Company conducted a technical study to assess the recoverability and rate of return of the Taganaan Project (Project).  The results of the technical study indicated that the financial model did not generate a positive net present value or internal rate of return.  Based on the results of the technical study, the Company’s Board of Directors (BOD) decided not to restart further exploration activities until the economic circumstances surrounding the commercial viability of the Project have changed.  Accordingly, the Company’s BOD resolved to provide full allowance for write-down on its deferred mine exploration costs amounting to PHP160,751,179 effective as of December 31, 2010.

As a result of the write-down of deferred mine exploration costs, the Company incurred a significant net loss amounting to PHP170,243,275 for the year ended December 31, 2010, and sustained a negative working capital and capital deficiency amounting to PHP168,092,260 and
PHP169,653,235, respectively, as of December 31, 2010.

The foregoing conditions indicate the existence of a material uncertainty that raise substantial doubt about the Company’s ability to continue as a going concern.  The financial statements have been prepared assuming that the Company will continue as a going concern.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

To address the conditions identified above, PMC, through its wholly owned subsidiary, PGPI, would continue to extend financial support to the Company, as deemed needed, to support the Company’s day-to-day operations.  Also, the Company intends to continuously assess the commercial viability of MPSA 148 until such time that the economic circumstances would be favorable.  Further, the Company still has exploration rights over the MPSA until November 2011 and intends to renew it for the next two years.

Authorization for Issue of the Financial Statements
The financial statements were authorized for issue by the Company’s BOD on July 12, 2011.

2.	Summary of Significant Accounting Policies and Financial Reporting Practices

Basis of Preparation
The financial statements of the Company have been prepared on a historical cost basis and are presented in Philippine Peso (Peso), which is the Company’s functional and presentation currency.  All amounts are rounded to the nearest Peso except when otherwise indicated.

Statement of Compliance
The financial statements of the Company have been prepared in accordance with Philippine Financial Reporting Standards (PFRS) and, except as described in Note 16, conform in all material respects with the United States generally accepted accounting principles (US GAAP).

On December 3, 2009, the Philippine Securities and Exchange Commission (SEC) adopted the use of Philippine Financial Reporting Standards for Small and Medium-sized Entities (PFRS for SMEs) effective for annual periods beginning on or after January 1, 2010.  Under the criteria set out by the Philippine SEC, the Company meets the definition of an SME.  However, the Company availed of the exemption approved by the Philippine SEC for not applying PFRS for SMEs since it is a subsidiary of PMC, which prepares consolidated financial statements in accordance with PFRS, except for PMC’s mine products inventories that are measured at net realizable value, which was permitted by the Philippine SEC.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial year except for the adoption of new and amended accounting standards that became effective beginning January 1, 2010. Adoption of the following changes in Philippine Accounting Standards (PAS), PFRS and Philippine Interpretations, based on International Financial Reporting Interpretations Committee (IFRIC) interpretations, did not have any significant impact on the Company’s financial statements:

•	PFRS 2, Share-based Payment (Amendment) - Group Cash-settled Share-based Payment Transactions
•	PFRS 3, Business Combinations (Revised)
•	PAS 27, Consolidated and Separate Financial Statements (Amended)
•	PAS 39, Financial Instruments: Recognition and Measurement (Amendment) - Eligible Hedged Items
•	Philippine Interpretation IFRIC 17, Distributions of Non-cash Assets to Owners

Improvements to PFRS
Issued in May 2008
•	PFRS 5, Noncurrent Assets Held for Sale and Discontinued Operations

Issued in April 2009
•	PFRS 2, Share-based Payment
•	PFRS 5, Noncurrent Assets Held for Sale and Discontinued Operations
•	PFRS 8, Operating Segments
•	PAS 1, Presentation of Financial Statements
•	PAS 7, Statement of Cash Flows
•	PAS 17, Leases
•	PAS 36, Impairment of Assets
•	PAS 38, Intangible Assets
•	PAS 39, Financial Instruments: Recognition and Measurement
•	Philippine Interpretation IFRIC 9, Reassessment of Embedded Derivatives
•	Philippine Interpretation IFRIC 16, Hedges of a Net Investment in a Foreign Operation

Summary of Significant Accounting Policies

Cash
Cash includes cash on hand and in banks.

Financial Instruments
Date of recognition
The Company recognizes a financial asset or a financial liability in the balance sheet when it becomes a party to the contractual provisions of the instrument.  Purchases and sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date.

Initial recognition and classification of financial instruments
Financial instruments are recognized initially at fair value.  The initial measurement of financial instruments, except for those designated at fair value through profit or loss (FVPL), includes transaction cost.

On initial recognition, the Company classifies its financial assets in the following categories: financial assets at FVPL, loans and receivables, held-to-maturity (HTM) investments and available-for-sale financial assets.  The classification depends on the purpose for which the investments are acquired and whether they are quoted in an active market.  Financial liabilities, on the other hand, are classified into the following categories: financial liabilities at FVPL and other financial liabilities, as appropriate.  Management determines the classification of its financial assets and financial liabilities at initial recognition and, where allowed and appropriate, re-evaluates such designation at every balance sheet date.

Financial instruments are classified as liability or equity in accordance with the substance of the contractual arrangement.  Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability are reported as expense or income.  Distributions to holders of financial instruments classified as equity are charged directly to equity, net of any related income tax benefits.

As of December 31, 2010 and 2009, the Company’s financial assets and financial liabilities consist of loans and receivables, and other financial liabilities.

Determination of fair value
The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date.  For investments and all other financial instruments where there is no active market, fair value is determined using generally acceptable valuation techniques.  Such techniques include using arm’s length market transactions; reference to the current market value of another instrument, which are substantially the same; discounted cash flow analysis and other valuation models.

Fair value measurements are disclosed by source of inputs using a three-level hierarchy for each class of financial instrument.  Fair value measurement under Level 1 is based on quoted prices in active markets for identical financial assets or financial liabilities; Level 2 is based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or financial liability, either directly or indirectly; and Level 3 is based on inputs for the financial asset or financial liability that are not based on observable market data.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate and transaction costs.  Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.  These financial assets are included in current assets if maturity is within 12 months from the balance sheet date.  Otherwise, these are classified as noncurrent assets.

As of December 31, 2010 and 2009, the Company’s loans and receivables include cash and advances to employees.

Other financial liabilities
Other financial liabilities are initially recorded at fair value, plus any directly attributable transaction costs.  After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.  Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement.  Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

As of December 31, 2010 and 2009, the Company’s other financial liabilities include accounts payable, accrued liabilities, and advances from related parties.

Offsetting Financial Instruments
Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.  This is not generally the case with master netting agreements, and the related assets and liabilities are presented gross in the balance sheet.

Impairment of Financial Assets
The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired.  A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.  Evidence of impairment may include indications that the contracted parties or a group of contracted parties is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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

When the Company has transferred its right to receive cash flows from an asset or has entered into a “pass-through” agreement and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.  Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Company’s continuing involvement is the amount of the transferred asset that the Company may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on asset measured at fair value, the extent of the Company’s continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

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

Input Tax
Input tax represents the value-added tax (VAT) due or paid, as required by the Philippine taxation laws and regulations, on purchases of vatable goods and services. The Company can claim the input VAT against any future output VAT payable.  In addition, the Company can also recover it through tax credit against future income tax liability, upon approval of the Bureau of Internal Revenue (BIR) and/or Philippine Bureau of Customs.

A valuation allowance is provided for any portion of the input tax that cannot be claimed against output tax or recovered as tax credit against future income tax liability.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation and accumulated impairment in value, if any.

The initial cost of property and equipment comprises of its purchase price, including import duties, taxes, borrowing costs and any directly attributable costs in bringing the asset to its working condition and location for its intended use.  Expenditures incurred after the property and equipment have been put into operation such as repairs and maintenance and overhaul costs, are normally charged to income in the period in which the costs are incurred.  In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property and equipment.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

No. of Years
Transportation equipment	5
Office equipment	3
Exploration equipment	3
Communication equipment	3

Depreciation of property and equipment used in exploration activity is capitalized to deferred mine exploration costs.

Depreciation of an item of property and equipment begins when it becomes available for use,
i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.  Depreciation ceases at the earlier of the date that the item is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with PFRS 5 and the date the asset is derecognized.

The estimated useful lives and depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property and equipment.

When property and equipment are retired or otherwise disposed of, their cost and related accumulated depreciation and any allowance for impairment losses are removed from the accounts and any resulting gain or loss is recognized in profit or loss.

Computer Software
Computer software is stated at cost less accumulated amortization and accumulated impairment in value, if any.  Amortization is computed using the straight-line method over the estimated useful life of three years.

The estimated useful lives and amortization method are reviewed periodically to ensure that the period and method of amortization are consistent with the expected pattern of economic benefits from items of computer software.  When computer software are retired or otherwise disposed of, their cost and related accumulated amortization and allowance for impairment losses are removed from the accounts and any resulting gain or loss is recognized in profit or loss.

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

A valuation allowance is provided for unrecoverable deferred mine exploration costs based on the Company’s assessment of the future prospects of the exploration project.  Full provision is made for the impairment unless it is probable that such costs are expected to be recouped through successful exploration and development of the area of interest, or alternatively, by its sale.  If the project does not prove to be viable or is abandoned, the deferred mine exploration costs associated with the project and the related impairment provisions are written off.  Exploration areas are considered permanently abandoned if the related permits of the exploration have expired and/or there are no plans for further exploration and/or development.

Borrowing Costs
Borrowing costs directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the respective assets.  The capitalization of borrowing costs:
(i) commences when the activities to prepare the assets are in progress and expenditures and borrowing costs are being incurred; (ii) is suspended during the extended periods in which active development, improvement and construction of the assets are interrupted; and (iii) ceases when substantially all the activities necessary to prepare the assets are completed.

Where funds are borrowed specifically to finance a project, the amount capitalized represents actual borrowing costs incurred less any investment income on the temporary investment of the borrowed funds.  Where the funds used to finance a project form part of general borrowings, the amount capitalized is determined by applying the capitalization rate to the expenditures on the asset.  The amount of capitalized borrowing cost, though, cannot exceed the actual borrowing cost incurred during the period.

Other borrowing costs are recognized as an expense in the period in which they are incurred.

Impairment of Noncurrent Non-financial Assets
The Company’s noncurrent non-financial assets include property and equipment, and computer software.  The Company assesses at each balance sheet date whether there is an indication that a noncurrent non-financial asset or cash generating unit (CGU) may be impaired.  If any indication exists, or when an annual impairment testing for such items is required, the Company makes an estimate of their recoverable amount.  An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value-in-use, and is determined for an individual item, unless such item does not generate cash inflows that are largely independent of those from other assets or group of assets or CGUs.

When the carrying amount of an asset exceeds its recoverable amount, such item is considered impaired and is written down to its recoverable amount.  In assessing value-in-use, the estimated future cash flows to be generated by such items are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset or CGU.  Impairment losses of continuing operations are recognized in profit or loss in the expense categories consistent with the function of the impaired asset.

An assessment is made at least on each balance sheet date as to whether there is indication that previously recognized impairment losses may no longer exist or may have decreased.  If any indication exists, the recoverable amount is estimated and a previously recognized impairment loss is reversed only if there has been a change in the estimate in the assets or CGU’s recoverable amount since the last impairment loss was recognized.  If so, the carrying amount of the item is increased to its new recoverable amount which cannot exceed the impairment loss recognized in prior years.  Such reversal is recognized in profit or loss unless the asset or CGU is carried at its revalued amount, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount less any residual value on a systematic basis over its remaining estimated useful life.

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

Capital Stock
The proceeds from the issuance of capital stock are presented in equity to the extent of the par value of the issued and outstanding shares and any excess of the proceeds over the par value of shares issued, less any incremental costs directly attributable to the issuance, net of tax, is presented in equity as additional paid-in capital.

Retained Earnings (Deficit)
Retained earnings represent the cumulative balance of periodic net income or loss, dividend contributions, effect of changes in accounting policy and other capital adjustments.  When the retained earnings account has a debit balance, it is called “deficit.”  A deficit is not an asset but a deduction from total equity.

Interest Income
Interest income is recognized as the interest accrues taking into account the effective interest yield at the market.

Expenses Recognition
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

Deferred income tax liabilities are recognized for all taxable temporary differences.  Deferred income tax assets are recognized for all deductible temporary differences, carryforward benefits of unused net operating loss carryover (NOLCO) and excess of minimum corporate income tax (MCIT) over the regular corporate income tax (RCIT) [excess MCIT] to the extent that it is probable that sufficient future taxable profits will be available against which the deductible temporary differences and carryforward benefits from unused NOLCO and excess MCIT can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient future taxable profits will be available to allow all or part of the deferred income tax assets to be utilized.  Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that sufficient future taxable profits will be available against which the deferred income tax amount can be utilized.

Deferred income tax assets and deferred income tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off the current income tax assets against the current income tax liabilities and the deferred income taxes relate to the same taxable entity and levied by the same taxation authority.

Other Comprehensive Income
Other comprehensive income comprises items of income and expense (including items previously presented under the statement of changes in equity) that are not recognized in profit or loss for the year in accordance with PFRS.

Foreign Currency-Denominated Transactions and Translations
Transactions denominated in foreign currencies are recorded using the exchange rate at the date of the transaction.  Outstanding monetary assets and monetary liabilities denominated in foreign currencies are restated using the exchange rate at the balance sheet date.  Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any foreign exchange component of that gain or loss shall be recognized in the statement of comprehensive income.  Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss shall be recognized in profit or loss.

Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.  When the Company expects a provision or loss to be reimbursed, the reimbursement is recognized as a separate asset only when the reimbursement is virtually certain and its amount is estimable.  The expense relating to any provision is presented in profit or loss, net of any reimbursement.

Contingencies
Contingent liabilities are not recognized in the financial statements but are disclosed in the notes to financial statements unless the possibility of an outflow of resources embodying economic benefits is remote.  Contingent assets are not recognized in the financial statements but are disclosed in the notes to financial statements when an inflow of economic benefits is probable.  Contingent assets are assessed continually to ensure that developments are appropriately reflected in the financial statements.  If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements.

Events After the Balance Sheet Date
Events after the balance sheet date that provide additional information about the Company’s position at the balance sheet date (adjusting events), if any, are reflected in the financial statements.  Events after the balance sheet date that are not adjusting events are disclosed in the notes to the financial statements when material.

Future Changes in Accounting Policies

The following are the new and revised accounting standards and interpretations that will become effective subsequent to December 31, 2010.  Except as otherwise indicated, the Company does not expect the adoption of these new and amended PAS, PFRS and Philippine Interpretations to have significant impact on its financial statements:

Effective in 2011

•
PAS 24, Related Party Disclosures (Amendment), clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application.  The revised standard introduces a partial exemption of disclosure requirements for government-related entities.

•
PAS 32, Financial Instruments: Presentation (Amendment) - Classification of Rights Issue, amends the definition of a financial liability in order to classify rights issues (and certain options or warrants) as equity instruments in cases where such rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, or to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency.

•
Philippine Interpretation IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment), an interpretation of PAS 19, Employee Benefits, provides guidance on assessing the recoverable amount of a net pension asset.  The amendment permits an entity to treat the prepayment of a minimum funding requirement as an asset.

•
Philippine Interpretation IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments, clarifies that equity instruments issued to a creditor to extinguish a financial liability qualify as consideration paid.  The equity instruments issued are measured at their fair value.  In case that this cannot be reliably measured, the instruments are measured at the fair value of the liability extinguished.  Any gain or loss is recognized immediately in profit or loss.

Improvements to PFRS

•
PFRS 3, Business Combinations (Revised), clarifies that the amendments to PFRS 7, PAS 32 and PAS 39 that eliminate the exemption for contingent consideration, do not apply to contingent consideration that arose from business combinations whose acquisition dates precede the application of PFRS 3.

•
PFRS 7, Financial Instruments: Disclosures (Amendment), emphasizes the interaction between quantitative and qualitative disclosures and the nature and extent of risks associated with financial instruments which should be applied retrospectively.

•
PAS 1, Presentation of Financial Statements (Amendment), clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.

•
PAS 27, Consolidated and Separate Financial Statements (Amendment), clarifies that the consequential amendments from PAS 27 made to PAS 21, The Effects of Changes in Foreign Exchange Rates, PAS 28, Investments in Associates, and PAS 31, Interests in Joint Ventures, apply prospectively for annual periods beginning on or after July 1, 2010 or earlier when

PAS 27 is applied earlier.

•
Philippine Interpretation IFRIC 13, Customer Loyalty Programmes (Amendment), clarifies that when the fair value of award credits is measured based on the value of the awards for which they could be redeemed, the amount of discounts or incentives otherwise granted to customers not participating in the award credit scheme, is to be taken into account.

Effective in 2012

•
PFRS 7, Financial Instruments: Disclosures (Amendments) - Transfers of Financial Assets, allows users of financial statements to improve their understanding of transfer transactions of financial assets (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets.  The amendments also require additional disclosures if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period.

•
PAS 12, Income Taxes (Amendment) - Deferred Tax: Recovery of Underlying Assets, provides a practical solution to the problem of assessing whether recovery of an asset will be through use or sale.  It introduces a presumption that recovery of the carrying amount of an asset will, normally, be through sale.

•
Philippine Interpretation IFRIC 15, Agreements for Construction of Real Estate, covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors.  This Interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as construction contract to be accounted for under PAS 11, Construction Contracts, or involves rendering of services in which case revenue is recognized based on stage of completion.  Contracts involving provision of services with the construction materials and where the risks and reward of ownership are transferred to the buyer on a continuous basis will also be accounted for based on stage of completion.

Effective in 2013

•
PFRS 9, Financial Instruments: Classification and Measurement, reflects the first phase of the work on the replacement of PAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in PAS 39.  In subsequent phases, hedge accounting and derecognition will be addressed.  The completion of this project is expected in 2011.  The adoption of the first phase of PFRS 9 will have an effect on the classification and measurement of the Company’s financial assets.  The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

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

Judgments, accounting estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments
In the process of applying the Company’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effects on amounts recognized in the financial statements:

Recoverability of deferred mine exploration costs and input tax
The Company assesses impairment on its deferred mine exploration costs and input tax whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.  When the facts and circumstances suggest that the carrying amount exceeds the recoverable amount, an impairment loss is recognized.

As of December 31, 2010, the Company recognized allowance for write-down of deferred mine exploration costs and input tax amounting to PHP160,751,179 and PHP10,032,574, respectively
(see Notes 1, 5 and 8).  No allowance for write-down was recognized for the aforementioned assets as of December 31, 2009.  The carrying amounts of deferred mine exploration costs and input tax amounted to nil as of December 31, 2010.  As of December 31, 2009, deferred mine exploration costs amounted to PHP160,185,904, while input tax amounted to PHP10,082,273
(see Notes 5 and 8).

Accounting Estimates and Assumptions
The key assumptions concerning the future and other key sources of estimation uncertainties at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are as follows:

Impairment of loans and receivables
The Company assesses on a regular basis if there is objective evidence of impairment of its loans and receivables.  The amount of impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.  The determination of impairment requires the Company to estimate the future cash flows based on certain assumptions as well as to use judgment in selecting an appropriate rate in discounting.  The amount of loss is recognized in profit or loss with a corresponding reduction in the carrying value of the loans and receivables through an allowance account.  Allowance for doubtful accounts amounted to PHP308,208 as of December 31, 2010 and 2009 (see Note 4).  The aggregate carrying value of loans and receivables amounted to PHP453,766 and PHP448,896 as of December 31, 2010 and 2009, respectively (see Note 12).

Impairment of noncurrent non-financial assets
The Company’s noncurrent non-financial assets include property and equipment, and computer software.  The Company assesses whether there are indications of impairment on its noncurrent non-financial assets.  If there are any indications of impairment, impairment testing is performed.  This requires an estimation of the asset’s fair value less costs to sell and value-in-use (or, if applicable, the value-in-use of the CGUs to which the assets belong).  Estimating the value-in-use requires the Company to make an estimate of the expected future cash flows from the asset or CGU and also to choose a suitable discount rate in order to calculate the present value of those cash flows.  Impairment loss amounting to PHP18,875 of the computer software was recognized in 2010.  No impairment loss was recognized in 2009 and 2008.  As of December 31, 2010 and 2009, the carrying value of the Company’s noncurrent non-financial assets amounted to PHP301,789 and
PHP832,820 as of December 31, 2010 and 2009, respectively (see Notes 6 and 7).

Recognition of deferred income tax assets
The Company determines the amount of deferred income tax assets that can be recognized based on the probable timing and level of future taxable profits that will be available to allow all or part of the deferred income tax assets to be utilized.  In 2010 and 2009, the management has determined that it is not probable that sufficient future taxable profits will be available against which the benefits of the deductible temporary differences, carryforward benefits of unused NOLCO and excess MCIT can be utilized.  Such resulted in unrecognized deferred income tax assets amounting to PHP55,222,642 and PHP4,426,324 as of December 31, 2010 and 2009, respectively (see Note 11).

4.           Advances to Employees

	2010	2009
Advances to employees	PHP341,351	PHP351,311
Less allowance for doubtful accounts	308,208	308,208
	PHP33,143	PHP43,103

The advances to employees are non-interest-bearing and are currently due and demandable.  The impaired advances to employees were specifically identified.

5.           Input Tax

The input tax relates to the input VAT which arose primarily from the Company’s exploration activities.  The Company’s input tax can be utilized against the Company’s future output tax.

The Company’s management believes that it is probable that the carrying value of input tax would not be realized or recovered as a result of the Company’s decision not to restart further exploration activities (see Note 1).  Thus, effective December 31, 2010, the Company recognized an allowance for write-down on its input tax amounting to PHP10,032,574 (see Note 16).  No allowance for write-down was recognized by the Company as of December 31, 2009.

6.           Property and Equipment

As of December 31, 2010:

	Transportation	Office	Exploration	Communication
	Equipment	Equipment	Equipment	Equipment	Total
Cost
At January 1 and December 31	PHP1,338,190	PHP187,615	PHP85,305	PHP43,561	PHP1,654,671
Accumulated Depreciation
At January 1	768,763	181,206	73,696	43,561	1,067,226
Depreciation for the year (Note 15)	267,638	6,409	11,609	–	285,656
At December 31	1,036,401	187,615	85,305	43,561	1,352,882
Net Book Values	PHP301,789	PHP–	PHP–	PHP–	PHP301,789

As of December 31, 2009:

	Transportation	Office	Exploration	Communication	Construction
	Equipment	Equipment	Equipment	Equipment	in Progress*	Total
Cost
At January 1	PHP1,338,190	PHP187,615	PHP85,305	PHP43,561	PHP301,439	PHP1,956,110
Transfer	–	–	–	–	(301,439)	(301,439)
At December 31	1,338,190	187,615	85,305	43,561	–	1,654,671
Accumulated Depreciation
At January 1	501,125	129,950	46,133	33,682	–	710,890
Depreciation for the year (Note 15)	267,638	51,256	27,563	9,879	–	356,336
At December 31	768,763	181,206	73,696	43,561	–	1,067,226
Net Book Values	PHP569,427	PHP6,409	PHP11,609	PHP–	PHP–	PHP587,445
*The construction in progress was transferred to deferred mine exploration costs.

7.           Computer Software

	2010	2009
Cost
At January 1 and December 31	PHP679,500	PHP679,500
Accumulated Amortization
At January 1	434,125	207,625
Amortization for the year (Note 15)	226,500	226,500
At December 31	660,625	434,125
Allowance for Write-down
At January 1	-	-
Provision for write-down for the year	18,875	-
At December 31	18,875	-
Net Book Value	PHP-	PHP245,375

8.	Deferred Mine Exploration Costs

The deferred mine exploration costs relate to the expenditures incurred in the exploration activities for the Taganaan Project in Surigao del Norte [covered by MPSA 148 (see Note 1)].  The recovery of these costs depends upon the success of exploration activities and future development of the mining property to produce minerals in commercial quantity.

Due to inability to generate a positive net present value or internal rate of return (see Note 1), the recoverable amount of the deferred mine exploration costs is determined to be nil as of
December 31, 2010.  Thus, the Company recognized allowance for write-down of deferred mine exploration costs amounting to 160,751,179 (see Note 16).  No allowance for write-down was recognized as of December 31, 2009.

The carrying amount of deferred mine exploration costs amounted to nil as of December 31, 2010 and 160,185,904 as of December 31, 2009.

9.           Accounts Payable and Other Liabilities

	2010	2009
Accounts payable	PHP41,222	PHP95,755
Accrued liabilities	164,864	214,864
Withholding taxes payable	33,857	35,657
Others	40,580	40,580
	PHP280,523	PHP386,856

The Company’s accounts payable and accrued liabilities are non-interest-bearing and are currently due. “Others” consist of SSS, Philhealth and Pag-IBIG fund payables.

10.           Related Party Transactions

The Company has significant transactions with related parties involving the funding of exploration activities over MPSA 148.  These related parties and corresponding nature of relationship as well as the related transaction balances follow:

Related Party	Relationship	2010	2009
PGPI	Parent company	PHP127,687,643	PHP125,733,449
FEC	Stockholder	39,695,563	42,750,695
PMC	Ultimate parent company	885,483	880,626
		PHP168,268,689	PHP169,364,770

a.
PGPI and PMC have been making non-interest-bearing advances to fund the Company’s evaluation and exploration activities over MPSA 148.  These advances are due on demand and will be settled through cash payments.  PMC is also providing the services of senior management, engineering, geological and head office personnel at no cost to the Company.

b.
FEC made several advances to the Company in compliance with the provisions of the HOA 2 between PGPI and FEC (see Note 1).  These advances are non-interest-bearing and are denominated in US Dollar.  These advances are due on demand and will be settled through cash payments.  As of December 31, 2010 and 2009, total outstanding advances from FEC amounted to US$905,465 and US$925,340, respectively, which have been translated to their Peso equivalent amounts of PHP39,695,563 and PHP42,750,695, respectively.

11.           Income Taxes

a.
The current provision for income tax in 2010 and 2009 pertains to MCIT. The Company is covered by MCIT starting 2009, which is the Company’s fourth taxable year of operation.  No current provision for income tax was recognized in 2008 since the Company had no income subjected to RCIT.

b.
The provision for (benefit from) deferred income tax in 2010, 2009 and 2008 resulted from the tax effect of the movement in the taxable temporary difference arising from unrealized foreign exchange gain on foreign currency-denominated advances from a related party.  A provision for income tax from the additional unrealized foreign exchange gain of PHP2,182,183 and

PHP1,221,449 was recognized in 2010 and 2009, respectively; while a benefit from income tax was recognized in 2008 for the reversal of the unrealized foreign exchange gain previously recognized amounting to PHP5,774,119.

c.	The deferred income tax liability pertains to the tax effect of the cumulative unrealized foreign exchange gain on the foreign currency-denominated advances from a related party of
PHP6,209,213 and PHP4,027,030 as of December 31, 2010 and 2009, respectively.

d.
A reconciliation of the benefit from income tax computed at the statutory income tax rates (30% in 2010 and 2009 and 35% in 2008) based on loss before income tax to the provision for (benefit from) income tax follows:

	2010	2009	2008
Benefit from income tax at the statutory income tax rates	PHP(50,876,492)	PHP(550,028)	PHP(5,549,936)
Additions to (reductions in) income tax resulting from the tax effect of:
Deductible temporary differences, NOLCOand excess MCIT for which no deferredincome tax assets were recognized in thecurrent year	51,533,938	893,367	3,264,136
(Forward)
	2010	2009	2008
Deductible temporary differences, NOLCOand excess MCIT for which no deferredincome tax assets were recognized in prioryears but applied during the current year	(PHP2,494)	PHP–	PHP–
Nondeductible expenses	139	28,284	271,227
Interest income subjected to final tax	(122)	(1,570)	(6,368)
Effect of change in income tax rates	–	–	(140,280)
Provision for (benefit from) income tax	PHP654,969	PHP370,053	PHP(2,161,221)

e.	The Company did not recognize deferred income tax assets on the following deductible temporary differences, NOLCO and excess MCIT:

	2010	2009
Provision for write-down of:
Deferred mine exploration costs	PHP160,751,179	PHP–
Input tax	10,032,574	–
Computer software	18,875	–
NOLCO	12,944,222	14,425,833
Allowance for doubtful accounts	308,208	308,208
Unrealized foreign exchange loss	7,309	8,313
Excess MCIT	3,932	3,618

f.	As of December 31, 2010, the Company’s NOLCO and excess MCIT that can be claimed as deduction from future taxable income and used as deductions from future RCIT, respectively, are as follows:

Incurred During	Available for
the Year Ended	Deduction Until	NOLCO		Excess
December 31	December 31	Amount	Tax Effect	MCIT
2008	2011	PHP9,326,103	PHP2,797,831	PHP–
2009	2012	2,649,310	794,793	3,618
2010	2013	968,809	290,643	314
		PHP12,944,222	PHP3,883,267	PHP3,932

The following are the movements in NOLCO and excess MCIT for the years ended
December 31:

	NOLCO			Excess MCIT
	2010	2009	2008	2010	2009
Beginning balance	PHP14,425,833	PHP12,242,604	PHP2,916,501	PHP3,618	PHP–
Additions	968,809	2,649,310	9,326,103	314	3,618
Expirations	(2,450,420)	(466,081)	–	–	–
Ending balance	PHP12,944,222	PHP14,425,833	PHP12,242,604	PHP3,932	PHP3,618

g.
Republic Act (RA) No. 9337 was enacted into law amending various provisions in the existing 1997 National Internal Revenue Code (Tax Code).  Among the Reforms introduced by the RA that took effect in 2009 are the following:

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

The BIR issued Revenue Regulation (RR) No. 10-2008 for the implementing guidelines of RA No. 9504 on September 24, 2008 and RR No. 16-08, Dealing on the Optional Standard Deduction Allowed to Individuals and Corporations in Computing Their Taxable Income, for the implementing guidelines of Section 34 (L) of the 1997 Tax Code, as amended by Section 3 of RA No. 9504, on November 26, 2008.  The Company opted not to avail of the OSD in 2010, 2009, and 2008.

12.           Financial Instruments

The table below shows the carrying values of the Company’s financial assets and financial liabilities that are carried in the financial statements.

2010	2009
Financial Assets Loans and receivables:
Cash	PHP420,623	PHP405,793
Advances to employees	33,143	43,103
	PHP453,766	PHP448,896
Financial Liabilities Other financial liabilities:
Accounts payable	PHP41,222	PHP95,755
Accrued liabilities	164,864	214,864
Advances from related parties	168,268,689	169,364,770
	PHP168,474,775	PHP169,675,389

Due to the short-term nature of these financial instruments, the carrying values of financial assets and financial liabilities approximate their fair values as of balance sheet dates.

As of December 31, 2010 and 2009, the Company has no financial instruments carried at fair value.  Thus, no disclosure on source of inputs using a three-level fair value hierarchy is necessary.

13.           Financial Risk Management Objectives and Policies

The Company’s financial instruments consist of cash, advances to employees, accounts payable, accrued liabilities and advances from related parties.  The main purpose of these financial instruments is to provide financing for the Company’s operations.  It is the Company’s policy that no trading of financial instruments shall be undertaken.

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

Credit risk
Credit risk is such risk where the Company could incur a loss if its counterparties fail to discharge their contractual obligations.  The Company manages credit risk by doing business only with related parties and recognized creditworthy third parties.

With respect to credit risk arising from the financial assets of the Company, which comprise of cash in bank and advances to employees, the Company’s exposure to credit risk could arise from default of the counterparty, having a maximum exposure equal to the carrying amount of these instruments.

The table below summarizes the Company’s maximum exposure to credit risk.

	2010	2009
Cash in banks	PHP391,623	PHP376,793
Advances to employees	33,143	43,103
	PHP424,766	PHP419,896

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

The Company’s cash in banks are due on demand and the unimpaired advances to employees are all currently due.  The Company has impaired past due advances to employees amounting to
PHP308,208 as of December 31, 2010 and 2009 which are specifically identified.

Liquidity risk
Liquidity risk is such risk where the Company is unable to meet its payment obligations when they fall due under normal and stress circumstances.  The Company’s objective is to maintain a balance between continuity of funding and flexibility through advances from related parties.

The Company’s other financial liabilities, consisting of accounts payable, accrued liabilities and advances from related parties, amounted to PHP168,474,775 and PHP169,675,389 as of
December 31, 2010 and 2009, respectively, and are all payable on demand.

Foreign currency risk
Foreign currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.  The Company is exposed to foreign currency risk arising from its cash and advances from FEC that are denominated in US Dollar.  The foreign currency-denominated cash amounted to US$3,163 and US$3,212 as of December 31, 2010 and 2009, respectively, while foreign currency-denominated advances from FEC amounted to US$905,465 and US$925,340, respectively.  The Company recognized foreign exchange gains amounted to PHP2,190,595 and PHP1,394,013 in 2010 and 2009, respectively; and foreign exchange loss of
PHP6,507,233 in 2008 arising from the translation of these foreign currency-denominated financial instruments.

The exchange rates of the US Dollar to Peso are PHP43.84, PHP46.20 and PHP47.52 as of
December 31, 2010, 2009 and 2008, respectively.  The following tables summarize the impact of the financial instruments on the loss before income tax of the Company for a reasonably possible change in the exchange rates of US Dollar against the Peso:

December 31, 2010:

Change in Peso-Foreign Exchange rate	Effect on Loss Before Income Tax
Increase by 7%	PHP2,768,984
Decrease by 7%	(2,768,984)

December 31, 2009:

Change in Peso-Foreign Exchange rate	Effect on Loss Before Income Tax
Increase by 1%	PHP426,023
Decrease by 1%	(426,023)

December 31, 2008:

Change in Peso-Foreign Exchange rate	Effect on Loss Before Income Tax
Increase by 1%	PHP395,643
Decrease by 1%	(395,643)

There is no other effect on the Company’s equity other than those affecting profit or loss.

14.	Capital Management

The Company maintains a capital base to cover risks inherent in the business.  The primary objective of the Company’s capital management policies is to optimize the use and earnings potential of the Company’s resources, ensuring that the Company complies with externally imposed capital requirements, if any, and considering changes in economic conditions and the risk characteristics of the Company’s activities.  No significant changes have been made in the objectives, policies and processes of the Company from the previous years.

The table below summarizes the total capital considered by the Company:

	2010	2009
Capital stock	PHP4,166,700	PHP4,166,700
Additional paid-in capital	9,593,300	9,593,300
Deficit	(183,413,235)	(13,169,960)
Total	PHP(169,653,235)	PHP590,040

15.	Notes to Statements of Cash Flows

The principal noncash investing activities of the Company are as follows:

a.	In 2010, the Company reclassified the balance of the input tax amounting to PHP49,699 to deferred mine exploration costs.

b.
Depreciation and amortization expenses amounting to PHP512,156, PHP582,836 and PHP542,756 in 2010, 2009 and 2008, respectively, were capitalized as part of deferred mine exploration costs (see Notes 6 and 7).

16.	Differences Between PFRS and US GAAP

The Company’s financial statements are prepared in accordance with PFRS which differ in certain material respects from US GAAP.  The material differences between PFRS and US GAAP that apply to the Company’s financial statements are as follows:

i.	Deferred Mine Exploration Costs

PFRS allows expenditures for exploration works to be deferred until commercial exploitation is probable. The capitalized cost of exploration works is then subjected to impairment test. Under US GAAP, expenditures for exploration works are capitalized if there are already proven or probable reserves supported by final feasibility study. The Company has not yet established the proven or probable reserves on its mining property.  Accordingly, the costs of mine exploration are capitalized less allowance for impairment loss under PFRS while such are expensed under US GAAP.

ii.	Deferred Income Tax Assets

Deferred income tax assets, under PFRS, are recognized for all deductible temporary differences, carryforward benefits of unused NOLCO and excess MCIT to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, carryforward benefits of unused NOLCO and excess MCIT can be utilized.  Under US GAAP, deferred income tax assets are recognized in full and a valuation allowance is recognized separately to the extent it is more likely than not that the deferred income tax assets will not be realized.

The Company’s financial statements are affected by these differences between PFRS and
US GAAP as follows:

a.	Balance Sheets

	Note	2010	2009
Total Assets under PFRS		PHP 759,055	PHP171,553,393
Deferred mine exploration costs	i	-	(160,185,904)
Deferred income tax assets	ii	55,222,642	52,482,095
Allowance on unrealizable deferred income tax assets	ii	(55,222,642)	(52,482,095)
Total Assets under US GAAP		PHP759,055	PHP11,367,489

	Note	2010	2009
Total Liabilities under PFRS and US GAAP		PHP170,412,290	PHP170,963,353
Total Equity (Capital Deficiency) under PFRS		(169,653,235)	590,040
Deferred mine exploration costs	i, ii	-	(160,185,904)
Total Capital Deficiency under US GAAP		(169,653,235)	(159,595,864)
Total Liabilities and Capital Deficiency under US GAAP		PHP759,055	PHP11,367,489

Note	2010	2009
	170,412,290	170,963,353
	(169,653,235)	590,040
i, ii	–	(160,185,904)
	(169,653,235)	(159,595,864)
	759,055	11,367,489

b.	Statements of Comprehensive Income

	Note	2010	2009	2008
Net Loss/Total Comprehensive
Loss under PFRS		PHP170,243,275	PHP2,203,480	PHP13,695,740
Provision for write-down of
deferred mine exploration costs	i	(160,751,179)	-	-
Mine exploration costs incurred
during the year	i	565,275	10,247,003	64,634,114
Net Loss/Total Comprehensive Loss
under US GAAP		PHP10,057,371	PHP12,450,483	PHP78,329,854

c.	Statements of Cash Flows

	Note	2010	2009	2008
Net cash used in operating activities under PFRS		(PHP1,060,543)	(PHP4,253,214)	(PHP14,281,390)
Mine exploration costs incurred during the year	i	(3,420)	(9,362,728)	(64,091,359)
Net cash used in operating activitie under US GAAP		(1,063,963)	(13,615,942)	(78,372,749)
Cash used in investing activities under PFRS		(3,420)	(9,362,728)	(65,150,859)
Mine exploration costs incurred during the year	i	3,4200	9,362,728	64,091,359
Cash used in investing activities under US GAAP		-–	–	(1,059,500)
Cash flows from financing activity under PFRS and US GAAP		1,086,1022	9,033,559	81,573,403
Effect of exchange rate changes on cash		(7,309)	(8,313)	–
Net increase (decrease) in cash under US GAAP		14,8300	(4,590,696)	2,141,154
Cash at beginning of year under PFRS and US GAAP		405,7933	4,996,489	2,855,335
Cash at end of year under PFRS and US GAAP		PHP420,6233	PHP405,793	PHP4,996,489

d.	Note 11, Income Taxes

The following provides a disclosure of the significant components of the Company’s deferred income tax assets under US GAAP as of December 31:

	2010	2009
Provisions for write-down	PHP51,240,788	PHP–
NOLCO	3,883,267	4,327,750
Allowance for doubtful accounts	92,462	92,462
Excess MCIT	3,932	3,618
Unrealized foreign exchange loss	2,193	2,494
Mine exploration costs	–	48,055,771
Gross total	55,222,642	52,482,095
Less valuation allowance	(55,222,642)	(52,482,095)
	PHP–	PHP–

The reconciliation of benefit from income tax at the statutory income tax rates to the provision for (benefit from) income tax under US GAAP shall be as follows:

	2010	2009	2008
Benefit from income tax at the statutory income tax rates	(PHP2,820,721)	(PHP3,624,129)	(PHP28,171,876)
Additions to (reductions in) income tax resulting from tax effect of:
Change in valuation allowance ondeferred income tax assets	2,740,547	3,827,644	17,777,000
Expired NOLCO	735,126	139,824	–
Nondeductible expenses	139	28,284	271,227
Interest income subjected to final tax	(122)	(1,570)	(6,368)
Effect of change in income tax rates	–	–	7,968,796
Provision for (benefit from) income tax	PHP654,969	PHP370,053	(PHP2,161,221)

e.	New Accounting Pronouncements

The following amendments to accounting standards have been issued by the Financial Accounting Standards Board (FASB), but are not yet effective as of December 31, 2010.

•
In July 2010, FASB issued ASU No. 2010-20, which provides disclosure requirements about the credit quality of financing receivables and the allowance for credit losses.  The standard requires greater transparency about an entity’s financing receivables, which include loans, long-term receivables, lease receivables, and other long-term receivables.  This accounting standard is effective for annual reporting periods ending on or after December 15, 2011.

•
In October 2009, FASB issued ASU No. 2009-13, which amends ASC Topic 605, Revenue Recognition.  This amends the criteria for separating consideration in multiple element arrangements.  As a result, multiple deliverable arrangements generally will be separated in more circumstances than under existing standard.  This accounting standard is effective for annual reporting periods beginning on or after June 15, 2010.

The foregoing amendments to the accounting standards are not expected to have a material impact on the Company’s financial statements.

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

Date: July 13, 2011                                                                                     FEC Resources Inc.
(Registrant)

/s/ Jose Ernesto Villaluna
President and Chief Executive Officer