Form 20-F/A
period 2010-12-31
FEC Resources Inc.
filed 2011-07-21
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No.1

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

Date: July 20, 2011                                                                                     FEC Resources Inc.
(Registrant)

/s/ Jose Ernesto Villaluna
President and Chief Executive Officer