Form 20-F
period 2011-12-31
FEC Resources Inc.
filed 2012-05-16
CIK 849997

OMB APPROVAL
OMB Number: 3235-0288 Expires: May 31, 2014 Estimated average burden hours per response.. 2645.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______________

000-17729
Commission File Number

FEC RESOURCES INC.
(Exact name of registrant as specified in its charter)

n/a
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2
(Address of principal executive offices)

Carlo Pablo, (403) 290-1676, Fax (403) 770-8060, 46 Royal Ridge Rise NW Calgary, AB, T3G 4V2
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Exchange Act:
Title of each class	Name of each exchange on which registered
n/a	n/a

Securities registered pursuant to Section 12(g) of the Exchange Act:
Title of class
Common Shares, without par value Common Stock Purchase Warrants

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:
Title of class
None

Indicate the number of shares outstanding of each of the registrant’s classes of common stock, as of the close of the period covered by the annual report.

439,143,765 Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	[ ]	No	[X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	[X]	No	[ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes	[ ]	No	[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of “large accelerated filer,” “accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]

Non-accelerated filer	[X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[ ]	Other	[ ]

International Financial Reporting Standards as issued by the International Accounting Standards Board			[ X ]

If  “Other”  has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17	[ ]	Item 18	[ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	[ ]	No	[X]

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
FORM 20-F ANNUAL REPORT FISCAL YEAR 2011

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

FIRST TIME APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective from January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.  Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been reclassified to conform with IFRS.  These are the Company’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. Please note that our prior annual financial statements were prepared in accordance with Canadian generally accepted accounting principles, which may not be comparable to IFRS.  Please refer to Note 19 of our annual financial statements included herein for a discussion on the impact of our transition from Canadian generally accepted accounting principles to IFRS.

CURRENCY

Unless otherwise stated, “$”, when used in this Form 20-F, refers to US dollars.

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

Table No. 3(A)(1)

U.S. Dollar/Canadian Dollar

Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/11	0.98	1.05	0.94	1.02
Fiscal Year Ended 12/31/10	1.03	1.08	0.99	0.99
Fiscal Year Ended 12/31/09	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/08	1.07	1.31	0.98	1.22
Fiscal Year Ended 12/31/07	1.08	1.19	0.92	0.99

The current rate of exchange was $0.9930 on May 7, 2012

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	10/11	11/11	12/11	01/12	02/12	03/12
High	1.06	1.05	1.04	1.03	1.00	1.00
Low	0.99	1.01	1.01	1.00	0.99	0.98

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the two fiscal years ended December 31, 2011 and 2010.  The information presented below for the two year period ended December 31, 2011 and 2010 is derived from our financial statements which were examined by our independent auditors.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/11 (‘000)	Year Ended 12/31/10 (‘000)
Revenue	$-	$-
Income (loss) Before Non-controlling Interest	$435	$(2,925)
Net Income (loss)	$435	$(2,925)
Net Income (loss) Per Share	$(0.00)	$(0.00)
Diluted Net Income (loss) Per Share	$(0.00)	$(0.00)
Dividends Per Share	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	439,144	437,555
Working Capital	$1,242	$1,692
Resource Properties	$-	$-
Long-Term Debt	$-	$-
Shareholders’ Equity	$5,965	$5,530
Capital Stock Shares (‘000)	439,144	439,144
Total Assets	$6,356	$5,919

B. Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reason for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

D.  Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

Although we earned $435,290 for the year ended December 31, 2011, we incurred a loss of $2,925,257 for the year ended December 31, 2010 and we have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $13,825,146 as at December 31, 2011.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2012.  We have no sources of revenue and only show income as a result of accounting for our equity share of profits of our associates.   As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

Unless We Are Able To Discover Economically  Recoverable Reserves in the Future, We May Not Be Able to Continue Operations as a Going Concern in the Long Term.

Our business success is dependent upon our ability to indirectly or directly discover economically recoverable reserves, and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas, and other factors beyond our control.

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2011 and 2010 and have no producing properties.  Our ability to continue as a “going concern” in the long term is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

Although We Believe We Have the Sufficient Working Capital as of April 25, 2012 to Support Our Business in 2012, We May Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2011 and 2010 were $(446,718) and $(476,057), respectively.  We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  At April 25, 2012, we had 439,143,765 common shares outstanding.  We currently have 270,307,423 shares available to be sold pursuant to Rule 144. We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. No prediction can be made as to the effect, if any, that sales of shares of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.  A total of 270,307,423 are currently able to be resold under Rule 144.

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

It Is Possible that Our Title for the Claims in Which We Have a Direct or Indirect Interest in Will Be Challenged By Third Parties.

Although we will attempt to ascertain the status of the title for any projects in which we have or will acquire a material direct or indirect interest, there is no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries, claims have been made and new claims are being made by aboriginal peoples that call into question the property rights granted by the governments of those countries.

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

We are engaged in the acquisition, exploration, and, when warranted, development of natural resource and mineral properties.  Although we currently are not the operator with respect to interests we hold, we are actively seeking projects where our involvement would be more than management and advisory.  We were focused on the development MPSA 148 until December 31, 2010, however the project was determined to be not feasible based on our findings and therefore was fully impaired.  The license is held by Lascogon Mining Corporation (“Lascogon Mining”) which was acquired from Philex Gold Philippines Inc., a subsidiary of Philex Mining Corporation, our largest shareholder.

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

Recent Developments

In April 2009, we signed a loan agreement with our parent company,  Philex Mining Corporation.  The US$273,000  loan bears interest at the Libor rate  plus three percent and was repayable by 31 December 2010, though extendable upon agreement.  Interest is payable every six months.

To date no amount of the loan has been repaid and the balance, including accrued interest as of December 31, 2011 is $302,790. There have been no discussions on the repayment of the outstanding amount and no demand has been made by the parent company for repayment.

In April 2010, we completed a private placement with Philex Mining Corporation of 5,000,000 shares of our common stock at US$0.50 per share.

On December 31, 2010, we determined that the results from the exploration program on MPSA 148 would no longer support its carrying value and therefore we recorded an impairment of $2,301,820 of the entire investment.

The Philippines

We are currently pursuing exploration and development opportunities for oil, natural gas, iron ore, gold, and coal in the Philippines through various companies in which we hold interests. FEP, in which we own a 25.63% equity interest, owns the oil and gas rights over a 8,800 square-kilometer block located in the South China Sea. In addition FEP holds interests in various other concessions located in the Philippines.

In addition, until December 31, 2010, we were involved in the exploration for gold through our interest in Lascogon Mining Corporation.  Based on exploration work to date, the project has been determined to be unfeasible, however it has not been abandoned at this time.

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

In 2008,  FEP finalized farm-out of a 30% interest in the license to a local partner Monte Oro Resources & Energy, Inc. (Monte Oro) in which FEP benefited from an immediate cash payment of $1.7million, securing Monte Oro’s involvement and thereby qualifying the Joint Venture for the Filipino Participation Incentive Allowance (FPIA) which entitles the Company to 7.5% of gross revenues, prior to sharing revenues with the government On 15 February 2010, SC72 was awarded to Forum Energy in respect. In February 2010, the GSEC101 exploration license was converted into Service Contract 72. The area of the block was reduced from 10,360 Km2 to 8,800 Km2 as part of this conversion.

The block contains the Sampaguita Gas Discovery with expected mean Gas In Place of 3.4 trillion cubic feet and a number of additional leads.

In the first quarter of 2011, Forum completed 565 Km2 of 3D seismic acquisition over the Sampaguita Gas Field and 2,202 Line-Km of 2D seismic data was also acquired over the block in order to further define additional leads.

Forum is currently planning the execution of the second sub-phase work program at SC72 which is expected to involve the drilling of up to two wells before June 2013.

Forum is also continuing to discuss potential partnerships with regards to SC72 to assist and augment in the successful acceleration of the development of the project.

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

FEI has the option to declare a field within the contract area commercial, and thus, relinquish 87.5% of the license area and convert the license into a development contract for a minimum twenty-five (25) year period.  There are also two (2) production bonuses to pay to the DOE as follows:

•	$1,000,000 upon production reaching 25,000 bopd;

•	$2,000,000 upon production reaching 50,000 bopd; and

•	$3,000,000 upon production reaching 75,000 bopd.

In any year, FEI can recover all recoverable costs from the gross income received under SC 40 (Cebu), provided that the amount does not exceed 70% of total gross income in any year.  Operating expenses exceeding 70% of gross income, including years with no income, can be recovered in subsequent years.

In years where operating expenses are below 70%, it is possible to allocate the difference between the actual operating expenses and 70% against the recoverable costs. Filipino participation incentive allowance is required to remit to the DOE an amount equal to 60% of the remaining gross income less FPIA of 7.5%.  The remaining net income is subject to Philippine income tax, which is to be paid by the DOE out of its receipt of funds as detailed above.

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

During 2009 the Department of Energy approved the Gas Sale & Purchase Agreement in respect of the development of the Libertad Gas Field, thus enabling DESCO to proceed with plans for power generation.  Although not material to Forum’s revenues, first production commenced in February 2012. Further ventures to produce across this significant acreage are underway and Forum is planning to drill onshore wells in 2013.

Forum’s Hycalog drilling rig is located in the Central Maya Bulge “CMB” area located in the Northern area onshore SC40 and can be transported via land and utilized for further drilling activities contingent on the results of Forum’s on-going exploration program.

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

During 2008 and 2009 the COCs were divested for a combined gross consideration of $4.5m in two independent transactions

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

BPMI assets included interests in nine (9) Philippine offshore fields, specifically the Galoc Field (2.27% participating interest) which commenced production in the fourth quarter 2008 and is currently in full production with 2.5 million barrels gross produced in 2009, and 2.69 million barrels gross in 2010. FEP received net revenues of $0.8 million in 2010 and 2009.

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

If the terms and conditions of the Agreement are met, Forum will make a cash payment to BEC of $650,000, and cause the conveyance of (i) 50% of Forum Energy Philippines Corporation's (a wholly owned subsidiary of FEP) ("FEPC") participating interests in the foregoing service contracts, and (ii) 50% of the related recoverable costs, subject to the approval of the Department of Energy.

Upon fulfillment of certain pre-conditions, the parties will submit the Agreement to an arbitration tribunal for the rendition of a final consent award and accordingly FEPC's minority participating interests in its producing fields will be reduced, and consequently Forum 's group revenues and its gross profits will be reduced accordingly, as follows:

Galoc (SC14C-1): participating interest will fall by 50% to 1.137875%.  Galoc produced 2.69 million barrels in 2010 (gross) with an estimated 1.76 million barrels expected to be produced in 2011 (gross)

Nido (SC14A): participating interest will fall by 50% to 4.234%. Nido produced 86,626 barrels in 2010 (gross) with an estimated 65,000 barrels expected to be produced in 2011 (gross)

Matinloc (SC14B) and North Matinloc (SC14B-1): participating interests will fall by 50% to 6.203% and 9.7315%, respectively.  Matinloc and North Matinloc had a combined production of 88,237 barrels in 2010 (gross) with an estimated 91,680 barrels expected to be produced in 2011 (gross)

If the terms and conditions of the Agreement are met, Forum will no longer be liable to pay potential additional consideration of up to $ 9.03 million on the acquisition of FEPC (formerly Basic Petroleum & Minerals Inc), as was disclosed in the audited results for the year ended 31 December 2010, as announced on 8 March 2011; and the Directors believe that no further liabilities in respect of BEC's arbitration claims and other issues arising from the SPA will exist in relation to the service contracts included in the Agreement.

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

We received a technical report in respect of the Lascogon Project prepared by Mr. Dexter S. Ferriera (a senior geostatistician and mining engineer at Independent Resource Estimation or IRES) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. We evaluated the technical report and determined that the work completed on the Lascogon Project to date did not determine an economically viable gold reserve. Accordingly, we fully written down our investment in Lascogon.

We still have unfunded cash calls which remain outstanding and to date, our stake in Lascogon has not yet been diluted by PGPI and this still remains an open item.

C.  Organizational Structure

We are part of a group of companies with our parent company being Philex Petroleum Corporation and the ultimate parent company of our group of companies is Philex Mining Corporation. We have no subsidiaries.

ITEM  4A.  UNRESOLVED STAFF COMMENTS

N/A

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We have experienced significant operating losses over the last few years, and as a result, our ability to continue as a going concern is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with IFRS, which are  different from US GAAP (refer to the Auditors’ Report dated April 25, 2012).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2011, the Company held  $1,612,609 (2010 - $2,061,119) of cash denominated in U.S. dollars subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2011, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal Year Ended December 31, 2011 versus Fiscal Year Ended December 31, 2010 (IFRS 000’s)

We hold 8,550,200 shares (25.63%) of the capital of Forum Energy, an AIM listed company which has a participating interest in 11 service contracts in the Philippines, three of which are in  production, one of which is in the development stage and seven of which are in the exploration and appraisal stage. Forum Energy and ourselves are both subsidiaries of Philex Petroleum Corporation and are therefore affiliates of each other. We advise that: (i) the sole nature of our oil and gas activities is as a holder of 25.63% of the shares of Forum Energy; and (ii) outside of information publicly made available by Forum Energy, we are not privy to information of the status of Forum Energy’s oil and gas activities on any of its projects.

Forum Energy’s principal asset is the recently converted Service Contract 72 (“SC72”) (previously referred to as GSEC101), a petroleum license located offshore West of Palawan Island, Philippines. Forum Energy has completed a work program for the first sub-phase of SC72. The work program was designed to provide a more comprehensive valuation of the contract area and identify potential sites for appraisal wells.  The work program included 3D seismic work over an area of up to 550 km2 over and around the Sampaguita gas discovery, and 2,200 km of high resolution 2D over existing leads within the 8,800 km2 contract area. The seismic data is now under technical analysis. Forum Energy’s share of the first sub-phase work program is estimated to cost up to approximately $7.4 million, and was funded through a $10 million facility agreement with Forum Energy’s principal shareholder, Philex Mining Corporation (“Philex Mining”) on November 24, 2010.

Lascogon Mining Corporation (“Lascogon”)

We  hold a 40% interest in Lascogon, which is a party to Mineral Production Sharing Agreement No. 148 with the Government of the Philippines (“MPSA 148”) which covers an area of 2,306 hectares (the “Lascogon Project”).  The Lascogon Project has not been a core project of either us or our joint venture partner and the operator of the Lascogon Project, Philex Gold Philippines Inc. (“PGPI”), an affiliate of the ours, and therefore very little activity was undertaken on the project from December 31, 2009 to December 31, 2011.

Exploration during fiscal 2009 on the Lascogon Project was limited to trenching activities as recommended by project consultant IRES to provide additional basis for resource estimation. Limited work was completed on the property during fiscal 2010 and 2011. We received a technical report in respect of the Lascogon Project in 2011 prepared by Mr. Dexter S. Ferriera (a senior geostatistician and mining engineer at Independent Resource Estimation or IRES) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. Our board of directors  evaluated the technical report and determined that the work completed on the Lascogon Project to date did not determine an economically viable gold reserve. Accordingly, we have fully written down our investment in Lascogon as at December 31, 2011.

We still have unfunded cash calls which remain outstanding and to date, our stake in Lascogon has not yet been diluted by PGPI and this still remains an open item.

Metalore Mining Corporation (“Metalore”)

We continue to hold shares of the project joint venture company, MMC, but we have effectively abandoned the property that was previously held by the joint venture company.

Our consolidated accounts show income for the year ended December 31, 2011 of $435 or $0.00 per share, versus a loss of $2,925 or $(0.01) per share for the year ended December 31, 2010. Improvement of investments in 2011 was nil compared to $2,307 from the previous year due to the experiment of Lascogon. General and Administration expense were $441 for the year ended December 31, 2011 versus $517for the same period in 2010. We recorded amortization of $1.6 for the year ended December 31, 2011 versus $1.5 for the same period in 2010. Interest expense for the year ended December 31, 2011 was $10.5 versus $11.0 for the same period in the previous year. The difference was because of the interest on the outstanding advance from Philex Mining. Overall expenses were similar to those experienced in the previous year. For the year ended December 31, 2011 foreign exchange loss was $1.98 versus a loss of $3.32 for the year ended December 31, 2010.

Share of profits/(loss) in associates  in Lascogon, Metalore and Forum Energy was $886 for the year ended December 31, 2011 versus $(100.8) for the previous year as under the equity method of accounting. The Corporation is required to report its share of net income or net loss in its statement of operations and reduce or increase its investment by the same amount. Our share of Forum Energy’s income was a large part of the share of profits/(loss) of associates.

No shares of Forum Energy were sold to fund operations during the year.

Interest income was $0.99 for the year ended December 31, 2011 versus $2.12 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2010.

Balance Sheet

Our current assets were $1,633 at December 31, 2011 versus $2,081 for the year ended December 31, 2010. The difference is mainly a result of the higher cash balance on December 31, 2010. Our assets reflect the value of Forum Energy and Lascogon on an equity basis.

Liquidity and Capital Resources (IFRS in ‘000)

Our working capital position at December 31, 2011 was $1,242 versus working capital of $1,692 at December 31, 2010 and shareholders’ equity was $5,965 at December 31, 2011 (December 31, 2010 $5,530).

On April 27, 2009 we reached an agreement with Philex Mining whereby our anticipated 2009 operating budget would be covered by way of a loan from Philex Mining. Interest on the loan is at Libor plus 3%. The loan was still outstanding on December 31, 2011.

On January 7, 2010 we  raised $2.5 million through a private placement to Philex Mining. The private placement was for a total of 5 million shares at $0.50 per share. The shares were issued on April 26, 2010.

If necessary, we are able to sell our Forum Energy shares to meet our working capital needs.

Cash used in operating activities for the year ended December 31, 2011 was $(447) versus $(476) for the same period in 2010 mainly as a result of the differences described in the results of operations above.

Cash used in investing activities was $(1.79) for the year ended December 31, 2011 versus $Nil for the previous year. The difference was not material.

Cash provided by financing activities for the year ended December 31, 2011 was $Nil versus $2,500 for the previous year.

Capital Resources

In order to fully earn a 40% interest in the joint venture with PGPI on the Lascogon Project, we were required to fund a total of $1 million of the work program by October, 2006 which was completed. To maintain our 40% interest, we are required to pay for 40% of the ongoing work program or our position could be diluted. At December 31, 2011 we would have had to pay $1,007 (December 31, 2010 - $985) and have not contributed any funds to the 2012 work program. We currently have no plans to make these payments.

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

We  will need to continue to raise funds through either debt, equity or the sale of assets in order to increase our operations until such time as we can find economically produce able reserves. We don’t anticipate that we will require any additional funds for working capital for the fiscal year ended December 31, 2012, as we completed a private placement of 5,000,000 shares at $0.50 per share in January 2010 which is sufficient to cover operating costs for the foreseeable future.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

We have no employment contracts with any officers, directors, or consultants.

We may still need to raise additional funds if the results of our exploration programs demonstrate that either further exploration or development of the properties we invest in is warranted.  No assurance can be given that such financing will be available to us when required, or on commercially viable terms.  Currently, in order to raise capital, we have undertaken private placements and loans however we may also be forced to sell our shares of FEP.  See “RISK FACTORS.”

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

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011. Note 3 to the consolidated financial statements for the year ended December 31, 2011 provides details of significant accounting policies and accounting policy decisions as a result of IFRS 1 optional exemptions, for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

There were no changes to the accounting policies applied by the Company to each of the 2011 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2011.

Critical Accounting Estimates

The preparation of financial statements requires management to make certain judgments and estimates.  Changes in these judgments and estimates could have a material impact on our reported financial result and financial condition.

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

Determination of natural resource reserves and natural resources estimates

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

Deferred tax assets and liabilities

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. We believe we have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Determination of the fair value of share-based compensation

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Transition to International Financial Reporting Standards

On January 1, 2011 the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publically accountable enterprises, with a transition date of January 1, 2010, due to requirement to present comparative financial information. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS’s, IAS’s, IFRIC’s and the former SIC’s.

Note 19 to the financial statements for the year ended December 31, 2011 provides details of key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

The Company completed its conversion from Canadian GAAP to IFRS through a transition plan that involved scoping and planning, an assessment of differences, implementation and post-implementation. The post-implementation phase involves the maintenance of IFRS-compliant financial data and processes for 2011 and the future.

The conversion from Canadian GAAP to IFRS has resulted in changes to the Company’s accounting policies, financial reporting processes, incremental controls relating to the conversion process and additional training requirements. The conversion did not have any impact on the Company’s key internal performance ratios or compensation plans.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that the Company has selected. In particular, there may be additional new or revised IFRSs or IFRICs in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The IASB is also currently working on an extractive industries project, which could significantly impact the financial statements of the Company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Recent  Accounting Related Pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting years beginning after January 1, 2011 or later years. None of these is expected to have a significant effect on the consolidated financial statements, except for the following:

We have early adopted the amendments to IFRS 1 which replaces references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRSs’. This eliminates the need for us to restate derecognition transactions that occurred before the date of transition to IFRSs. The amendment is effective for year-ends beginning on or after July 1, 2011; however, we have early adopted the amendment. The impact of the amendment and early adoption is that we only apply IAS 39 derecognition requirements to transactions that occurred after the date of transition.

Future Accounting Changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces mulitiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011 the IASB issued the following statements:

i.	IFRS 10, Consolidation (“IFRS 10”) (see further details below)
ii.	IFRS 11, Joint Arrangements (“IFRS 11”) ( see further details below)
iii.	IFRS 12, Disclosures of Interests with Other Entities (“IFRS 12”) (see further details below)
iv.	IAS 27, Separate Financial Statements (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements
v.	IAS 28, Investments in Associates and Joint Ventures (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013, early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.
IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of Standing Interpretation Committee (“SIC”) 12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.
IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On June 16, 2011 the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

In October 2011 the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

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

Name	Age	Position/Area of Experience/Function
Jose Ernesto Villaluna (2) (3) Andrew Mullins (1) Edward Tortorici (2) Carlo Pablo (1) (3) Barry Stansfield Riaz Sumar (3) Renato Migrino (1) (2) Claro Ramirez	72 31 72 49 62 42 62 51
Director since February 2009, President and CEO since August 2009.
Director since August 2009
Director since June 1, 2010
Director since June 1, 2010
Director since April 2003
Director, CFO, Secretary since May, 2005
Director, Treasurer since August 2009
Director since October 11, 2011

(1)	Member of Audit Committee in 2010.

(2)	Member of Compensation Committee in 2010

(3)	Member of the Corporate Governance Committee in 2010

Information About our Directors and Officers

Mr. Jose Ernesto Villaluna, President, Chief Executive Officer and Director

A resident of Manila, Philippines, Mr. Villaluna has extensive experience with resource companies, and is currently director of Philex Mining Corporation; ISM Corporation;  President of Brixton Energy and Mining Corporation, Lascogon Mining Corporation; formerly President and COO of Philex Mining Corporation and Philex Petroleum Corporation.

Mr. Barry Stansfield, Director and Chairman

Barry Stansfield is an independent Director with broad business experience spanning over thirty (30) years.  He was co-owner and CEO of Stansfield Lake, a London-based marketing company until that company was acquired by Communicator Plc.  He is also a partner in a private property investment company based in southern England.

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

Mr. Renato Migrino

A resident of the Philippines, Mr. Migrino is the Treasurer, Chief Financial Officer and Senior Vice President of Finance of Philex Mining Corporation, Director and CFO of Philex Gold Inc. Director and Treasurer of Brixton Energy and Mining Corporation, Lascogon Mining Corporation, Fidelity Stock Transfers Inc., Philex Insurance Agency Director of Mabuhay Vinyl Corporation, Philippines Gold Mining Company, Northern Luzon Exploration and Mining Co,, Silangan Mindanao Exploration Co. Inc., Silangan Mindanao Mining Co. Inc,

Mr. Edward Tortorici

Age 72, born in the United States. Mr. Tortorici received a Bachelor of Science from New York University and a Master of Science from Fairfield University.

Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation.

Mr. Tortorici subsequently founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices in USA, Europe and Middle East.

In 1987 Mr. Tortorici joined First Pacific as an Executive Director for strategic planning and corporate restructuring, and launched the Group's entry into the  telecommunications and technology sectors. Presently, he oversees corporate strategy for First Pacific and guides the Group's strategic planning and corporate  development activities. Mr. Tortorici serves as a Commissioner of PT Indofood Sukses Makmur Tbk and as Director of Metro Pacific Investments Corporation,  Philex Mining Corporation, Maynilad Water Services, Inc., Medical Doctors, Inc., Landco Pacific Corporation, FEC Resources Inc. of Canada and AIM-listed Forum Energy Plc.

Mr. Tortorici serves as a Trustee of the Asia Society Philippines, is on the Board of Advisors of the Southeast Asia Division of the Center for Strategic and International Studies,  a Washington D. C. non partisan  think tank.  He also serves as a Commissioner of the U.S. ASEAN Strategy Commission.

Mr. Carlo Pablo

Mr. Pablo has 24 years of oil and gas experience with Shell in the Philippines, Indonesia and Malaysia.  His experience covers commercial and engineering roles in the downstream and upstream business.  He has specialized in negotiation of petroleum contracts, gas commercialization, strategy and portfolio management, international business development, exploration and production economics, oil and gas marketing, and project management.  From May 2010 to present Mr. Pablo has served as Chief Operating Officer of Philex Petroleum Corporation.  From October 2005 to March 2010 he was Joint Venture Liaison and Commercial Economics Advisor for Shell Philippines Exploration BV and prior to that Team Leader Business Development for Indonesia, Shell International Gas and Power

Mr. Claro Ramirez

Mr. Ramirez is a resident of Richmond, British Columbia, Canada and has served as Senior Vice President of Philippine Long Distance Telephone Company (“PLDT”) for the last eleven years.

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

Andrew Mullins is the son in Law of Barry Stansfield.

There are no other arrangements or understandings between any two (2) or more directors or executive officers, pursuant to which he or she was selected as a Director or Executive Officer.  Except as disclosed above, there are no family relationships between any two (2) or more of our directors or executive officers.

Carlo Pablo, Edward Tortorici and Barry Stansfield are also directors of Forum Energy.  Andrew Mullins serves as Corporate Secretary for Forum Energy.

Jose Villaluna, Renato Migrino and Riaz Sumar serve as directors of Lascogon.

B.  Compensation.

We have agreed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

Jose Ernesto Villaluna	$3,000
Riaz Sumar	$7,000
Barry Stansfield	$1,000
Andrew Mullins	$1,000
Renato Migrino	$2,000
Edward Tortorici	$1,000
Carlo Pablo	$3,000
Claro Ramirez	$1,000

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

No funds were set aside or accrued by us during the year ending December 31, 2011 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2011 and 2010 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2011
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$12,000	$0.00	$12,000
Riaz Sumar	$84,000	$0.00	$84,000
Edward Tortorici	$12,000	$0.00	$12,000
Jose Ernesto Villaluna	$36,000	$0.00	$36,000
Andrew Mullins	$12,000	$0.00	$12,000
Renato Migrino	$24,000	$0.00	$24,000
Claro Ramirez	$2,645	$0.00	$2,645
Carlo Pablo	$36,000	$0.00	$36,000
Total	$218,645	$0.00	$218,645
(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Director Compensation for Fiscal Year ended December 31, 2010
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$39,500	$0.00	$39,500
Edward Tortorici	$7,000	$0.00	$7,000
Riaz Sumar	$60,000	$0.00	$60,000
Jose Ernesto Villaluna	$58,000	$0.00	$58,000
Andrew Mullins	$39,500	$0.00	$39,500
Franklin Cu	$5,000	$0.00	$5,000
Renato Migrino	$24,000	$0.00	$24,000
Carlo Pablo	$9,000	$0.00	$9,000
Total $	$242,000	$0.00	$242,000
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

Options to Purchase Our or Our Subsidiaries’ Securities.

We have no options issued to purchase any of our subsidiaries securities.  Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2011.

On January 31, 2010, 10,520,000 stock options expired unexercised; August 2, 2010, 1,000,000 stock options expired unexercised and on October 25, 2010, 6,000,000 stock options expired unexercised.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive compensation for serving on a committee.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee are Renato Migrino, Andrew Mullins, and Carlo Pablo.  New members of our Audit Committee for 2012 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2011 were Jose Ernesto Villaluna, Renato Migrino, and Edward Tortorici.  Members of our Compensation Committee for 2012 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of the Corporate Governance Committee were Jose Ernesto Villaluna, Carlo Pablo and Riaz Sumar. Members of our Corporate Governance Committee for 2012 will  be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2011, we had no employees.

E.  Share Ownership

The following table sets forth certain information as of April 25, 2012 regarding the ownership of our common stock by (i) each beneficial owner more than 5% of our outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on April 25, 2012 was 439,143,765.

Name of Registered Shareholder owning 5% or more of the outstanding shares:	Number of Shares	Percent of Class
Philex Mining Corporation *	225,000,000	51.24
CDS&Co***	49,173,047	11.20
CEDE & Co***	38,404,810	8.75
Asian Coast International	67,740,000	15.42
Indexa Corp****	30,000,000	6.83
Name of Director and/or Officer and number of shares held:
Jose Ernesto Villaluna *	-	-
Barry Stansfield	216,539	-
Renato Migrino *	-	-
Andrew Mullins	-	-
Edward Tortorici *	-	-
Carlo Pablo **	-	-
Riaz Sumar	10,000	-
Number of shares held by all Directors and Officers as a group:	226,539	-

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

On April 21, 2012, the shareholders’ list showed 587 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,480,950 representing 10.36% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 524.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are  controlled by Philex Mining Corporation.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of April 21, 2012:

Name	Number of Shares Owned	Percent of Class
Philex Mining Corporation *	225,000,000	51.24
CDS&Co**	49,173,047	11.20
CEDE & Co**	38,404,810	8.75
Asian Coast International	67,740,000	15.42
Indexa Corp***	30,000,000	6.83

* Jose Ernesto Villaluna, Edward Tortorici, and Renato Migrino,  all Directors of FEC Resources Inc.,  are officers or directors of Philex Mining Corporation.  Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and 20,000,000 shares were purchased in a private transaction at the same time.  In April 2010, Philex Mining Corporation received a further 5,000,000 shares pursuant to a private placement at $0.50 per share.  Carlo Pablo is a director of Philex Petroleum Corporation which is a subsidiary of Philex Mining Corporation.

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

As at April 21, 2012, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On April 21, 2012, the shareholders’ list showed 587 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,480,950 representing 10.36% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 524

Our major shareholder has the same voting rights as all other shareholders.

B.  Related Party Transactions

During the year ended December 31, 2011 general and administrative expenses included key management personnel compensation totaling $218,645 (2010: $242,000).

During the year ended December 31, 2011 the Company incurred an interest charge of $10,467 (2010: $10,975) on a loan from the parent of the Company.

Included in accounts payable and accrued liabilities at December 31, 2011 is $332 (2010; $16,542) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, on December 31, 2011, the Company owed Lascogon Mining Corporation $18,895 for audit fees paid on behalf of the Company for preparation of an annual report to be filed in the United States.

Related party transactions are measured at fair value.

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

None

ITEM 9.  THE OFFER AND LISTING

A.  Listing Details and Markets

Our shares have traded on the OTC – Bulletin Board (“OTC.BB”) under the symbol “FECOF” since September 22, 1999.

The table below lists the high/low bid/ask prices on NASD/OTC.BB for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB Stock Annual Price History - Common Shares
(US Dollars)
Year Ended	High	Low
12/31/11	$0.07	$0.02
12/31/10	$0.04	$0.00
12/31/09	$0.01	$0.00
12/31/08	$0.03	$0.00
12/31/07	$0.01	$0.05

The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

OTC Bulletin Board Stock Trading Activity - Common Shares
(US Dollars)
Quarter Ended	Volume	High	Low
3/31/12	3,311,307	0.04	0.02
12/31/11	9,478,982	0.03	0.02
9/30/11	6,149,806	0.04	0.02
6/30/11	5,212,210	0.04	0.02
3/31/11	38,146,676	0.07	0.02
12/31/10	15,560,944	0.03	0.01
9/30/10	16,426,881	0.01	0.00
6/30/10	2,668,558	0.02	0.01
3/31/10	10,324,680	0.04	0.01

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the OTC.BB.

OTC.BB Stock Monthly Price History - Common Shares
(US Dollars)
Month Ended	High	Low	Volume
3/31/12	0.03	0.02	423,290
02/29/12	0.04	0.03	1,196,048
01/31/12	0.03	0.02	1,691,969
12/31/11	0.03	0.02	1,231,671
11/30/11	0.03	0.02	1,962,065
10/31/11	0.02	0.02	2,651,714

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On April 21, 2012, the shareholders’ list showed 587 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 45,480,950 representing 10.36% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 524.  The total number of U.S. resident registered shareholders was 528.  Our shares are not registered to trade in the U.S. in the form of American Depository Receipts (ADR's) or similar certificates.

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

In regards to transactional risk, our functional currency is the United States dollar and our activities are predominantly executed using both the U.S. and Canadian dollars.  We have done a limited number of financings, and we are not subject to significant operational exposures due to fluctuations in these currencies.  Our common shares are listed on the OTC.BB and are bought and sold in US dollars.  We have not entered into any agreements, or purchased any instruments, to hedge any possible currency risks at this time.

Interest Rate Sensitivity

We currently have no significant short-term or long-term debt requiring interest payments except for the loan from our parent company.  This does not require us to consider entering into any agreements or purchasing any instruments to hedge against possible interest rate risks at this time.  Our interest-earning investments are short-term.  Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial. Every one percent change in interest rates results in an increase or decrease in the interest payable of $2,730 per year.

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

Our Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report (the "Evaluation Date") are not  effective as discussed below.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with International Financial Reporting Standards.

As of December 31, 2011, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2011 and communicated the matters to our management and board of directors.

Management believes that the appointment of one or more independent directors, will remedy the lack of a majority of outside directors on the Company’s Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result in proper segregation of duties.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2011, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors, and the reserve evaluations prepared by our independent reserves evaluation engineering consultants.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee during 2011 were Andrew Mullins, Carlo Pablo and Renato Migrino.  New Audit Committee members will be appointed following our meeting of shareholders in 2012.

Our Board has determined that it has at least one (1) financial expert serving on its Audit Committee.  This individual is Renato Migrino.  Mr. Migrino is the Treasurer, Chief Financial Officer, Vice President Finance, and Compliance Officer for Philex Mining Corporation.  Mr. Migrino has significant experience in the review of financial statements and related information.

Mr. Migrino is our Treasurer and therefore would not be regarded as an “independent director” as such term is defined by the rules and regulations of the Nasdaq Stock Market LLC.

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

The Code of Ethics (in hard copy) is available for inspection in our headquarters during regular business hours and a copy can also be provided at no charge on request by sending a written request to the Company’s headqurters at 46 Royal Ridge Rise, N.W., Calgary, AB T3G 4V2.

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

Audit Fees

Our external auditors, BDO, charged total fees of  $62,068 related to the audit of our annual financial statements for the year ended December 31, 2010 and for the audit of the annual financial statements for the year ended December 31, 2011, an amount of $60,000 was accrued as a best estimate of fees to be billed by BDO.  There were no fees associated with the filing of taxes.

Audit Related Fees

We did not incur any audit related fees in either of the two fiscal years for assurance and related services by BDO Canada LLP (“BDO”) that are related to the performance of their audit or review of our financial statements.

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

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 Not Applicable.

ITEM 16 F.  CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

None.

ITEM 16 G.  Corporate Governance

 Not Applicable.

PART III

ITEM 16 H.  Mine Safety Disclosure

 Not Applicable.

ITEM 17. FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 17 are found immediately below.

     Financial Statements:
Report of Auditors, dated April 25, 2012
Consolidated Balance Sheets at December 31, 2011 and December 31, 2010
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2011 and December 31, 2010
Consolidated Statements of Cash Flows for the Years ended December 31, 2011 and December 31, 2010
Notes to the Consolidated Financial Statements
Financial Statements of Forum Energy Plc (FEP)

FEC RESOURCES INC.
Financial Statements

For the year ended December 31, 2011
(Expressed in United States dollars)

INDEPENDENT AUDITOR'S REPORT

To the shareholders of FEC Resources Inc.

We have audited the accompanying financial statements of FEC Resources Inc., which comprise the statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of FEC Resources Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “BDO CANADA LLP” Chartered Accountants April 25, 2012

FEC RESOURCES INC. STATMENTS OF FINANCIAL POSITION
Expressed in United States Dollars

	December 31,	December 31,	January 1,
	2011	2010	2010

ASSETS

Current assets
Cash and cash equivalents (Note 6)	1,612,609	$2,061,119	37,176
Receivables	1,568	1,248	928
Prepaid expenses	18,452	18,868	18,704
	1,632,629	2,081,235	56,808.00

Non-current assets
Property, plant and equipment (Note 7)	3,549	3,374	4,863
Investment in associates (Note 8)	4,720,167	3,834,255	6,234,089
	6,356,345	5,918,864	6,295,760

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables (Note 11)	89,241	97,517	60,131
Due to parent company (Note 9 and 11)	301,790	291,323	280,348
	391,031	388,840	340,479

Shareholders’ Equity
Share capital (Note 10)	16,732,397	16,732,397	14,232,397
Warrants (Note 10)	-	-	225,397
Contributed surplus (Note 10)	3,058,063	3,058,063	2,832,666
Deficit	(13,825,146)	(14,260,436)	(11,335,179)
	5,965,314	5,530,024	5,955,281
	$6,356,345	5,918,864	6,295,760
SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:
	“Riaz Sumar”	“Jose Ernesto Villaluna”
	Director	Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC. STATEMENTS OF COMPREHENSIVE INCOME Expressed in United States Dollars

	Year ended	Year ended
	December 31	December 31
	2011	2010

General and administrative expenses
General and administration (Note 12)	441,146	516,563
Operating loss	(441,146)	(516,563)

Share of profits (loss) of associates (Note 8)	885,912	(100,843)
Gain on dilution of investment in FEP	-	2,829
Finance expense (Note 3, 9 and Note 11)	(10,467)	(10,975)
Impairment of investments (Note 8)	-	(2,301,820)
Interest income	991	2,115
Income (loss) before taxes	435,290	(2,925,257)
Income Taxes (Note 13)	-	-
Net income (loss) and total comprehensive income (loss) for the year	435,290	(2,925,257)

Earnings / loss per common share
- Basic and diluted	0.00	(0.01)

Weighted average number of shares outstanding	439,143,765	437,554,724

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC. STATMENTS OF CHANGES IN EQUITY
Expressed in United States Dollars For the years ended December 31, 2011 and December 31, 2010

	Share	Contributed
	capital	surplus	Warrants	Deficit	Total

Balance January 1, 2011	$16,732,397	$3,058,063	$-	$(14,260,436)	$5,530,024
Total comprehensive income for the period	-	-	-	435,290	435,290
Balance December 31, 2011	$16,732,397	$3,058,063	-	$(13,825,146)	$5,965,314

	Share	Contributed
	capital	surplus	Warrants	Deficit	Total
Balance January 1, 2010	$14,232,397	$2,832,666	$225,397	$(11,335,179)	$5,955,281
Total comprehensive income for the period	-	-	-	(2,925,257)	(2,925,257)
Warrants expired	-	225,397	(225,397)	-	-
Shares issued (Note 10)	2,500,000	-	-	-	2,500,000
Balance December 31, 2010	$16,732,397	$3,058,063	$-	$(14,260,436)	$5,530,024

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed in United States Dollars

For the year ended	December 31 2011	December 31 2010

Cash provided by (used in) Operation Activities
Net Income (loss) for the year	$435,290	$(2,925,257)

Non-cash items included in loss
Amortization (Note 7)	1,617	1,489
Share of profits ( loss) of associates (Note 8)	(885,912)	100,843
Gain on dilution of investment in FEP	-	(2,829)
Accrued finance expense	10,467	10,975
Impairment of investments	-	2,301,820
	(438,538)	(512,959)

Changes in working capital related to operating activities
Receivables	(320)	(320)
Prepaid expenses	416	(164)
Trade and accrued payable	(8,276)	37,386

Net cash used by operating activities	(446,718)	(476,057)

Investing Activities
Additions to properties, plant and equipment, net (Note 7)	(1,792)	-
Net cash used in investing activities	(1,792)	-

Financing Activities
Shares issued	-	2,500,000
Net cash provided by financing activities	-	2,500,000

Net increase (decrease) in cash	(448,510)	2,023,943
Cash - beginning of the year	2,061,119	37,176
Cash - end of the year	$1,612,609	$2,061,119

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

   Note 1             Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is engaged primarily in the business of exploration and development of oil and gas and other mineral related opportunities, either directly or indirectly through companies in which the Company invests.  The Company is not currently directly involved in any oil and gas or mineral related exploration activities. The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company  is  dependent  upon  the  success  of  its  investments  and  their  ability  to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control. The Company is listed in the United Sttaes  on  the  Over-The-Counter  Bulletin  Board  (“OTCBB”),  having  the  symbol FECOF.
The principal address of the Company is 203, 200 Barclay Parade S.W. Calgary, Alberta T2P 4R5. The Company’s parent company is Philex Mining Corporation.

    Note 2            Basis of Preparation

a)   Statement of Compliance

These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This is the first time that the Company has prepared its financial statements in accordance with IFRS, having previously prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (pre-changeover Canadian GAAP).

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 18.

The financial statements were authorized for issue by the Board of Directors on April 25, 2012.

b)   Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.   It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumption and estimates are significant to the financial statements are disclosed in Note 5.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 2            Basis of Preparation (continued)

c)   Going Concern of Operations

The Company has not generated revenue from operations. The Company earned net income of $435,290 during the twelve months-ended December 31, 2011 including its equity share of investment in Forum Energy Plc of $885,912 and, as of that date the Company’s deficit was $13,825,146. The Company has sufficient cash resources to meet its obligations for at least twelve months from the end of the reporting period. Since the companies in which FEC holds an interest in are in the  exploration  stage,  the  recoverability  of  the  costs  incurred  to  date  on exploration properties by those companies is dependent upon the existence of economically recoverable reserves, the ability of those companies to obtain the necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of the properties and deferred exploration expenditures. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

   Note 3            Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements and in preparing the opening IFRS Statement of Financial Position at January 1, 2010 for the purposes of transition to IFRS, unless otherwise indicated.

a)   Investment in associates

Investments in companies over which the Company has the power to exercise significant influence (but not control) are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss.  The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors.  Profit distributions received or receivable from the investments will reduce the carrying value of the investment.   Any premium paid  for  an  associate  above  the  fair  value  of  the  Company's  share  of  the identifiable assets, liabilities and contingent liabilities acquired is capitalised and included in the carrying amount of the associate.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 3            Summary of Significant Accounting Policies (continued)

a) Investment in associates (continued)

Impairment

Investments accounted for on the equity basis are assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset, with the result that they have a loss in value that is other than a temporary decline.

An impairment loss is calculated as the difference between the investment’s carrying  amount  and  the  present  value  of  the  estimated  future  cash  flows expected to be generated by the investment. All impairment losses are recognized in profit or loss. In the event the recoverable amount subsequently increases to a value greater than the carrying amount, an impairment gain is recognized up to the original pre-impaired value.

During the year ended December 31, 2011 the Company did not recognize any write-down or impairment reversal of its investments (2010 – $ 2,301,820 impairment).

  b)   Property, plant and equipment

Recognition and Measurement

On initial recognition, property, plant, and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. This includes the appropriate borrowing costs and the estimated present value of any future unavoidable costs of  dismantling  and  removing  items.    The corresponding  liability is recognized within provisions.

Property plant and equipment is subsequently measured at cost less accumulated depreciation less any impairment losses.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and Losses

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount, and are recognized net within other income in profit or loss.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

           Note 3             Summary of Significant Accounting Policies (continued)

b) Property, plant and equipment (continued) Depreciation

Property, plant and equipment is carried at cost less accumulated amortization. The Company depreciates its computer equipment at the rate of 30% per annum utilizing the declining balance method.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

Impairment

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

      c)   Foreign Currency Translation

The functional currency of the Company is the United States dollar. The Company and its investments accounted for by the equity method operate in Canada, the United Kingdom and the Philippines.

For the Company and any of its investee companies with a United States dollar functional currency, at the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into United States dollars by the use of the exchange rate in effect at that date. At the year-end date, unsettled monetary assets and liabilities are translated into United States dollars by  using  the  exchange  rate  in  effect  at  the  year-end  date  and  the  related translation differences are recognized in net income.

Exchange gains and losses arising on the retranslation of monetary available-for- sale financial assets are treated as a separate component of the change in fair value and recognized in net income. Exchange gains and losses on non-monetary available-for-sale financial assets form part of the overall gain or loss recognized in respect of that financial instrument.

Non-monetary assets and liabilities that are measured at historical cost are translated into United States dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into United States dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 3            Summary of Significant Accounting Policies (continued)

  c)   Foreign Currency Translation (continued)

For the Company’s investee companies with a functional currency other than Unites States Dollars, any cumulative translation adjustments would be included in Accumulated other comprehensive income (‘‘AOCI’’) if material and would represent  unrealized  translation  gains  and  losses  on  the  Company’s  net investment in equity-accounted investees that are translated using the current rate method. The exchange gains and losses would become realized in earnings upon the disposition, liquidation or dilution of the investment that gave rise to such amounts.

          d)   Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period.   Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting is based on the number of options that eventually vest.  Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted.  As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied.   The cumulative  expense  is  not  adjusted  for  failure  to  achieve  a  market  vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification is also charged to the statement of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income, unless they are related to the issuance of shares. Amounts related to share issue costs are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 3           Summary of Significant Accounting Policies (continued)

  d)   Share-based Payments (continued)

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

      e)   Income Taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax basis, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition  of  deferred  tax  assets  for  unused  tax  losses,  tax  credits  and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

  f)      Earnings / Loss Per Share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant year.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding on December 31, 2011 or December 31, 2010. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

   Note 3             Summary of Significant Accounting Policies (continued)

                              g)   Financial Instruments

Financial Assets

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

The Company’s financial instruments consist of cash, trade and other receivables, trade and accrued payables and due to parent company.

The Company has designated cash and trade receivables as loans and receivables, which are measured at amortized cost. Trade and accrued payables and due to parent company are designated as other liabilities which are measured at amortized cost. Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.

Impairment on Financial Assets

At each reporting date the Company assesses whether there is any objective evidence  that  a  financial  asset  or  a  group  of  financial  assets  is  impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

With the exception of equity instruments classified as available for sale, if, in a subsequent  period,  the  amount  of  the  impairment  loss  decreases  and  the decrease relates to an event occurring after the impairment was recognized; the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had impairment not been recognized.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 3            Summary of Significant Accounting Policies (continued)

      h)   Provisions

Provisions are recognized for liabilities of uncertain timing or amounts that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

       i)      Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value. For cash flow statement presentation purposes, cash and cash equivalents includes bank overdrafts.

       j)      Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares and share warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

       k)   Finance income and expenses:

Finance  expense  comprises  interest  expense  on  borrowings, accretion  of the discount on provisions and impairment losses recognized on financial assets.

Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Foreign currency gains and losses, reported under finance income and expenses, are reported on a net basis.

    Note 4            Standards, Amendments and Interpretations Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting years beginning after January 1, 2011 or later years. None of these is expected to have a significant effect on the consolidated financial statements, except for the following:

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 4            Standards, Amendments and Interpretations Not Yet Effective (continued)

The  Company  has  early  adopted  the  amendments  to  IFRS  1  which  replaces references to a fixed date of ‘1 January 2004’ with ‘the date of transition to IFRSs’. This eliminates the need for the Company to restate derecognition transactions that occurred before the date of transition to IFRSs. The amendment is effective for year- ends beginning on or after July 1, 2011; however, the Company has early adopted the amendment. The impact of the amendment and early adoption is that the Company only applies International Accounting Standard (“IAS”) 39 derecognition requirements to transactions that occurred after the date of transition.

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will or may have an effect on the Company’s future results and financial position:

IAS 12 Income Taxes (“IAS 12”)

IAS 12 was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The company is currently  evaluating  the  impact  of  this  amendment  to  IAS  12  on  its  financial statements.

IAS 27 Separate Financial Statements (“IAS 27”)

IAS   27   replaced   the   existing   IAS   27   “Consolidated   and  Separate   Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in  subsidiaries,  joint  ventures  and  associates  when  an  entity  prepares  separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company is currently evaluating the impact of this standard on its financial statements.

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 was amended in 2011 and now includes the required accounting for joint ventures  as  well  as  the  definition  and  required  accounting  for  investments  in associates. The standard sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Proportional consolidation is no longer an option for joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company  is  currently  evaluating  the  impact  of  this  amendment  to  IAS  28  on  its financial statements.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 4            Standards, Amendments and Interpretations Not Yet Effective (continued)

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and is the first step to replace current IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The company is currently evaluating the impact of IFRS 9 on its financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and Standing Interpretations Committee (“SIC”)12 “Consolidation—Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company is currently evaluating the impact of this standard on its financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31 “Interests in Joint Ventures and SIC 13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company is currently evaluating the impact of this standard on its financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company is currently evaluating the impact of this standard on its financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”)

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company is currently evaluating the impact of this standard on its financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

   Note 5    Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

i) Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

ii) Lascogon Contingent Consideration

There were 30,000,000 common shares of the Company issued into escrow which are to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the investment; these shares are considered contingent consideration. These shares are to be released from escrow if the project was declared commercial were deemed to have zero value when they were issued and accordingly no liability has been recognized.

iii) Functional Currency

The Company evaluated its functional currency and determined that the United States Dollar was the functional currency of the Company. All accounts and transactions were converted into US dollars from the transition date. The Company determined that the effective date of the change in functional currency under IFRS was March 11, 2003.

Share capital and investments were converted from January 1, 2003.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

       Note 5             Critical Accounting Estimates and Judgments (continued)

iv)  Impairment

The Company has determined that its investment in Lascogon is not impaired as at January 1, 2010. However, the Company’s previously recorded impairment of its investment in Lascogon at December 31, 2010 in accordance with pre- changeover Canadian GAAP is still appropriate under IFRS IAS 36.

           Note 6            Cash and Cash Equivalents

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

   Note 7            Property, Plant and Equipment
Computer Equipment	December 31	December 31	January 1
	2011	2010	2010

Cost
Opening Cost	$13,751	13,751	13,751
Additions	1,792	-	-
Ending Cost	15,543	13,751	13,751

Accumulated Depreciation
Opening Accumulated Depreciation	$(10,377)	(8,888)	(8,888)
Change for the year	(1,617)	(1,489)	-
Ending Accumulated Depreciation	(11,994)	(10,377)	(8,888)

Carrying Value	$3,549	3,374	4,863

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

   Note 8                     Investment in associates

   The Company has the following investments accounted for using the equity method:
	December 31,	December 31,
	2011	2010

Forum Energy plc (“FEP”)	$4,720,167	$3,834,255
Lascogon Mining Corporation	-	-

	$4,720,167	$3,834,255

    As at January 1, 2010, the Company’s interest in FEP was 25.84% and on December 31, 2011 and December 31, 2010 it was 25.63%.

    At December 31, 2011, the Company held 8,550,200 shares of FEP with a fair value of $7,002,736 (December 31, 2010: $7,373,140).

    FEP  is  related  to  the  Company  by  virtue  of  three  common  directors  and  a common parent.

At December 31, 2011 FEP disclosed a contingent liability as the company remains  in  an  arbitration  process  with  Basic  Energy  Corporation  ("BEC")  in relation to certain assets acquired from BEC. Out of the $12 million of potential additional consideration, the FEP directors have assessed that $10 million would be payable; of this amount, $6.7 million has been paid up December 31, 2011, and the balance of $3.3 million is accrued within FEP’s current liabilities (December 31, 2010: $1.2 million). The FEP directors consider that a potential additional liability of $2 million is dependent upon net future field production levels from the acquired assets and will not become payable due to the current and forecast levels of production of these assets. FEC’s share of this contingent liability would amount to $512,000.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 8            Investment in associates (continued)

i)       Investment in FEP (continued)

           Summarized Financial Information for FEP is as follows:

	December 31	December 31
	2011	2010

Assets	$61,322,000	$50,355,000
Liabilities	$13,893,000	$6,346,000
Equity	$47,429,000	$44,009,000
Revenue	$12,734,000	$6,068,000
Net income (loss) for the year ended December 31	$3,420,000	$(558,000)

ii)	Investment in Lascogon Mining Corporation (“Lascogon”)

The investment in Lascogon is summarized as follows:

Balance at January 1, 2010	$2,290,038
Equity income in investment in Lascogon	11,782
Impairment of investment in Lascogon	(2,301,820)
Balance at December 31, 2011 and December 31, 2010	$-

30,000,000 common shares of the Company that were issued into escrow, to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the assignment of its rights to the Company, are considered contingent consideration which has been assessed as having $Nil value  and will be recorded as additional cost of the investment at fair value once it is likely that they will be issued.

As at December 31, 2011, in order for the Company to maintain its 40% interest without dilution, the Company would be required to pay cash calls totaling approximately $1,007,334.  The Company currently has no plans to make these payments and is not required to.  In December 2010, the Company wrote down its investment in Lascogon. Such a write-down was determined as a result of Lascogon determining that further development would not provide an acceptable return on investment. As at December 31, 2011 Lascogon had an immaterial amount of total assets and an immaterial loss for the year. The only significant balance that it holds is a due to parent liability.

The Company is related to Lascogon by virtue of a common ultimate parent and three common directors.

iii)       Investment in Metalore Mining Corporation (“Metalore”)
The Company still holds 35% of Metalore Mining Corporation however the project has been abandoned and the company has no operations and accordingly the investment cost has been fully impaired.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 9            Due to Parent Company

During the year ended December 31, 2009, the Company was advanced $273,000 by Philex Mining Corporation, the parent company of the group including the Company. The loan is unsecured, and was due on December 31, 2010 and bears interest at LIBOR plus 3 % per annum.  The interest rates on the loan as at December 31, 2011 and December 31, 2010 were 3.76% and 4.08% respectively.

To date no amount of the loan has been repaid and the balance, including accrued interest as of December 31, 2011 is $301,790 (December 31, 2010: $291,323). There have  been  no  discussions  on  the  repayment  of  the  outstanding  amount  and  no demand has been made by the parent company for repayment.

    Note 10          Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:
Common Shares	Number	Amount

Balance, January 1, 2010	434,143,765	$14,232,397
Shares issued via private placement in 2010	5,000,000	2,500,000
Balance December 31, 2011 and December 31, 2010	439,143,765	$16,732,397

          On January 7, 2010 Philex Mining Corporation subscribed for 5,000,000 shares at US$0.50 per share. The shares were issued on April 26, 2010.

          No preferred shares have been issued since the Company’s inception.

          b) Contributed Surplus:

Balance, January 1, 2010	$2,832,666
Unexercised warrants transferred to contributed surplus in 2010	225,397
Balance, December 31, 2011 and December 31, 2010	$3,058,063

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 10         Share Capital (continued)

          c)    Warrants:

	Number	Amount

Balance, January 1, 2010	3,533,333	$225,397
Expired and allocated to contributed surplus	(3,533,333)	(225,397)
Balance, December 31, 2011 and December 31, 2010	-	$-

The warrants were exercisable until January 31, 2010 and allowed the holder to purchase one common share of the Company for every warrant held at US$0.0723 per share. The warrants expired unexercised on January 31, 2010 and the value of the unexercised warrants was transferred to contributed surplus.

                                          d) Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Warrants is used to recognize the value of warrant grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

      e) Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately.

	Number of Options	Weighted Average Exercise Price/Share

Outstanding and exercisable January 1 ,2010	17,520,000	$0.07
Expired	(17,520,000)	0.07
Outstanding and exercisable December 31, 2011 and December 31, 2010	-	$-

There were no stock options outstanding on December 31, 2011 and December 31, 2010 and none were issued between January 1, 2010 and December 31, 2011.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 11          Related Party Transactions and Balances

During the year ended December 31, 2011 general and administrative expenses included key management personnel compensation totaling $218,645 (2010: $242,000) (Note 12).

During the year ended December 31, 2011 the Company incurred an interest charge of $10,467 (2010: $10,975) on a loan from the parent of the Company (Note 9).

Included in accounts payable and accrued liabilities at December 31, 2011 is $332 (December 31, 2010; $16,542) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2011, the Company owed Lascogon Mining Corporation $18,895 for audit fees paid on behalf of the Company for preparation of an annual report to be filed in the United States.

Related party transactions are measured at fair value.

    Note 12         Nature of Expenses

General and administrative expenses include	December 31,	December 31,
	2011	2010
Professional fees	$128,786	$169,849
Bank charges	3,799	4,027
Listing and filing fees	20,983	19,904
Office and miscellaneous	59,470	64,045
Consulting (Note 11)	218,645	242,000
Engineering and geological expenses	5,863	11,926
Amortization	1,617	1,489
Foreign exchange	1,983	3,323
	$441,146	$516,563

    Note 13         Income Taxes

	December 31,	December 31,
	2011	2010
Income (loss) before income taxes	$435,290	$(2,925,257)

Tax expense (recovery) based on statutory rate of 26.5% (2010:28.5%)	115,000	(819,000)
Change in tax rates on deferred tax	(7,000)	103,000

Impact of foreign exchange as a result of a change in functional currency	20,000	-
Foreign currency adjustment on nonmonetary items	54,000	(118,000)
Non-deductible expenses	1,000	-
Non-taxable portion of capital loss (gain)	(111,000)	300,000
Changes in unrecognized deferred tax assets	(72,000)	549,000
Total income tax expense (recovery)	$-	$-

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 13         Income Taxes (Continued)

Changes to the federal and provincial tax rates were announced in 2011 which resulted in an adjustment to the opening carrying value of temporary differences.

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2011 and 2010 are summarized as follows:

	December 31, 2011	December 31, 2010

Non-capital losses	$1,680,000	$1,588,000
Investments	1,570,000	1,734,000
Unrecognized deferred tax assets	(3,250,000)	(3,322,000)
	$-	$-

As at December 31, 2011, the Company had estimated non-capital losses for Canadian tax purposes of $6,722,000 which may be carried forward to offset future years’ taxable income. These losses will expire as follows:

Year of Expiry	Taxable Losses
2014	$1,231,000
2015	1,670,000
2026	1,630,000
2027	38,000
2028	591,000
2029	489,000
2030	622,000
2031	451,000
6,722,000

The potential benefit of these carry-forward non-capital losses has not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

   Note 14          Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:

- Market Risk
- Credit Risk
- Liquidity Risk

In common with all other businesses, the company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of: foreign currency risk, interest rate risk and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at December 31, 2011, the Company held an insignificant amount of cash denominated in Canadian dollars that would e subject to exchange rate fluctuations between Canadian dollars and U.S. dollars. As at December 31, 2011, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 14         Financial Instruments and Risk Management

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company did not have any borrowings outstanding as at December 31, 2011 except the loan from its parent company. The loan from the parent company has terms that include interest at LIBOR plus 3% thus exposing the Company to a potential cash flow interest rate risk due to this borrowing having a variable interest rate. Every one percent change in interest rates results in an increase or decrease in the interest payable of $2,730 per year.

Commodity Price Risk:

Equity risk is the uncertainty associated with the valuation of assets arising from changes in equity markets. The Company is exposed to this risk through its equity holdings. The investment in FEP is monitored by Management with decisions on sale taken at Board level. The Company is exposed to Commodity Price Risk as FEP is actively involved in exploration for oil and gas. A significant increase or decrease in commodity prices will likely have a resultant effect on the Company’s share price.

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account. Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2011 the Company’s accounts payable and accrued liabilities were $89,241, all of which fall due for payment within twelve months of the balance sheet date. In addition, the Company’s short term loans were $301,790 which is due on demand. The Company has minimal long-term commitments.

The carrying values of accounts payable, due to parent company and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 15         Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements on credit facilities and to support any growth plans.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations. The Company monitors capital based on the debt to debtplus-equity ratio. Debt is total debt shown on the balance sheet, less cash. Debt-plusequity is calculated as debt shown on the balance sheet, plus total shareholders’ equity which includes share capital, warrants, contributed surplus and deficit. Currently the Company has no debt except for a short-term loan due to its parent company. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

    Note 16         Earnings (Loss) Per Share

Weighted Average Number of Common Shares

	December 31, 2011	December 31, 2010
Issued at January 1	439,143,765	434,143,765
Effect of shares issued on April 26, 2010	-	1,670,000
Weighted average number of common shares (basic and diluted)	439,143,765	437,554,724

    Note 17         Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

	Number	Amount

Balance, January 1, 2010	3,533,333	$225,397
Expired and allocated to contributed surplus	(3,533,333)	(225,397)
Balance, December 31, 2011 and December 31, 2010	-	$-

    Note 18         First Time Adoption of International Financial Reporting Standards

The Company’s financial statements for the year-ending December 31, 2011 are the first annual financial statements prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”), requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company is December 31, 2011. Therefore, the financial statements for the year-ended December 31, 2011, the comparative information presented in these financial statements for the year-ended December 31, 2010 and the opening IFRS statement of financial position at January 1, 2010 are prepared in accordance with IFRS standards effective at the reporting date. However, IFRS 1 also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 18         First Time Adoption of International Financial Reporting Standards (Continued)

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

An explanation of how the transition from pre-changeover Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following notes and tables:

Optional Exemptions

The IFRS 1 applicable exemptions and exceptions applied in the conversion from prechangeover Canadian GAAP to IFRS are as follows:

Business Combinations / Investments in associates

IFRS 1 allows the first-time adopter to restate only those business combinations occurring on or after the date of transition to IFRS to comply with IFRS 3. This same exemption is also available in respect of investments in associates under IAS 28. For investments in associates that occurred prior to the date of transition to IFRS, IFRS 1 allows the first-time adopter to elect not to restate those prior investments in associates to comply with IAS 28. The Company has elected not to restate any prior business combinations or investments in associates under this exemption.

Share-based Payment Transactions

The Company has elected not to retrospectively apply IFRS 2 “Share Based Payment” to equity instruments that were granted and had vested before the Transition Date. As a result of applying this exemption, the Company will apply the provisions of IFRS 2 only to all outstanding equity instruments that are unvested as at the Transition Date to IFRS.

Compound Financial Instruments

The Company has elected not to retrospectively separate the liability and equity components of compound instruments for which the liability component is no longer outstanding at the date of transition to IFRS.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 18          First Time Adoption of International Financial Reporting Standards (Continued)

    Optional Exemptions (Continued)

    Foreign Currency

In accordance with IFRS 1, the company has elected to deem all foreign currency translation differences that arose prior to the transition date in respect of foreign operations and the company’s share of associate’s translation differences to be nil and reclassified amounts recorded in other comprehensive loss as determined in accordance with pre-changeover Canadian GAAP to retained earnings.

Derecognition of Financial Assets and Liabilities

The Company has applied the derecognition requirements in IAS 39 Financial Instruments: Recognition and Measurement prospectively from the Transition Date. As a result any non-derivative financial assets or non-derivative financial liabilities derecognized prior to the Transition Date in accordance with pre-changeover Canadian GAAP have not been reviewed for compliance with IAS 39.

Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

Reconciliations of pre-changeover Canadian GAAP Equity and Comprehensive Income to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive income and cash flows for prior periods. The changes made to the statements of financial position and statements of comprehensive income as shown below have resulted in reclassifications of various amounts on the statements of cash flows; however, as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been prepared.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 18          First Time Adoption of International Financial Reporting Standards (Continued)
Reconciliation of Statement of Financial Position as at January 1, 2010 – Transition Date

	Note	Canadian GAAP Canadian$	Canadian GAAP US$	Effect of transfer to IFRS		IFRS USD$
ASSETS

Current
Cash	a	$39,072	$37,176	$		$37,176
Receivable	a	975	928			928
Prepaid expenses	a	19,658	18,704			18,704
		59,705	56,808			56,808

Equipment	a	5,111	4,683			4,683
Investment in Associated	a,b,c,d	3,667,286	4,619,377		1,614,712	6,234,089
		$3,732,102	$4,681,048		$1,614,712	$6,295,760

LIABILITIES

Current
Trade and accrued payables	a	$63,198	$60,131	$		$60,131
Due to parent company	a	294,646	280,348			280,348
		357,844	340,479			340,479

SHAREHOLDERS’ EQUITY
Share capital	a	17,339,665	14,232,397			14,232,397
Warrants	a	267,501	225,397			225,397
Contributed surplus	a	3,794,939	2,832,666			2,832,666
Accumulated other comprehensive loss	a,c	(1,979,909)	-			-
Deficit	d	(16,047,938)	(12,949,891)		1,614,712	(11,335,179)
		3,374,258	4,340,569		1,614,712	5,955,281
		$3,732,102	$4,681,048		$1,614,712	$6,295,760

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 18         First Time Adoption of International Financial Reporting Standards (Continued)

Reconciliation of Statement of Financial Position as at December 31, 2010

	Note	Canadian GAAP Canadian$	Canadian GAAP US$	Effect of transfer to IFRS		IFRS USD$
ASSETS

Current
Cash	a	$2,049,989	$2,061,119	$		$2,061,119
Receivable	a	1,241	1,248			1,248
Prepaid expenses	a	18,766	18,868			18,868
		2,069,996	2,081,235			2,081,235

Equipment	a	3,578	3,374			3,374
Investment in Associated	a,b,c,d	514,754	2,219,543		1,614,712	3,834,255
		$2,588,328	$4,304,152		$1,614,712	$5,918,864

LIABILITIES

Current
Trade and accrued payables	a	$96,990	$97,517	$		$97,517
Due to parent company	a	289,750	291,323			291,323
		386,740	388,840			388,840

SHAREHOLDERS’ EQUITY
Share capital	a	19,916,915	16,732,397			16,732,397
Contributed surplus	a	4,062,440	3,058,063			3,058,063
Accumulated other comprehensive loss	a,b,c	(2,481,046)	-			-
Deficit	d	(19,296,721)	(15,875,148)		1,614,712	(14,260,436)
		2,201,588	3,915,312		1,614,712	5,530,024
		$2,588,328	$4,304,152		$1,614,712	$5,918,864

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 18         First Time Adoption of International Financial Reporting Standards (Continued)

Reconciliation of the Statement of Comprehensive Loss for the Year Ended December 31, 2010

	Note	Canadian GAAP Canadian$	Canadian GAAP US$	Effect of transfer to IFRS	IFRS USD$

General and administrative expenses
Amortization	a	$1,533	$1,489		$1,489
General and administration	a	586,719	515,074		515,074
		(588,252)	(516,563)		(516,563)

Other items:
Equity loss in investments	a,b	(56,031)	(100,843)		(100,843)
Gain (loss) on dilution of investment in FEP	a,b	12,250	2,829		2,829
Interest expense	a	(11,315)	(10,975)		(10,975)
Interest income	a	2,179	2,115		2,115
Write-down of investments	a,b	(2,607,614)	(2,301,820)		(2,301,820)

Net loss and comprehensive loss for the year		$(3,248,783)	$(2,925,257)		$(2,925,257)

Basic and diluted loss per common share		$(0.01)	$(0.01)		$(0.01)

Weighted average number of shares outstanding		437,554,724	437,554,724		437,554,724

a)
Upon conversion to IFRS in accordance with IFRS 1, the Company evaluated its functional currency and determined that the United States Dollar was the functional currency of the Company under IFRS whereas under Previous GAAP it was Canadian Dollars. All accounts and transactions (other than stated below) were converted into US dollars from the transition date. Share capital and investments were converted from January 1, 2003.

b)
 As a result of re-evaluation of the functional currency on the transition to IFRS to United States Dollars, investments were translated into United States dollars from inception and equity share of investments and dilution gains and losses were recalculated. In addition the impairment of FEP’s carrying value under Prechangeover Canadian GAAP in the amount of $1,614,712 was reversed under IFRS as permitted by IAS 28 and foreign currency translation adjustments were also set to zero because FEP’s functional currency is the United States dollar.

FEC RESOURCES INC. NOTES TO THE FINANCIAL STATEMENTS December 31, 2011 (Stated in United States Dollars)

    Note 18         First Time Adoption of International Financial Reporting Standards (Continued)

c) d)
In accordance with IFRS 1, the company has elected to deem all foreign currency translation differences that arose prior to the transition date in respect of foreign operations and the company’s share of associate’s translation differences to be nil and reclassified amounts recorded in other comprehensive loss as determined in accordance with pre-changeover Canadian GAAP to retained earnings. In addition, as a result of the change in functional currency to United States Dollars which is the same as FEP, translation differences on conversion of FEP accounts to Canadian dollars were reversed. Translation differences on Lascogon were immaterial and therefore were excluded from Other Comprehensive Income calculations.

As a further adjustment to the IFRS transition previously presented in the Company’s 2011 interim financial statements, management has adjusted the carrying value of its investment in associate (FEP) at transition for the cumulative effect of its share in the losses attributable to the non-controlling interest in FEP’s consolidated statements, which had been offset against the impairment reversal noted above. This has resulted

Report of Independent Registered Public Accounting Firm

Board of Directors
Forum Energy Plc
Chertsey, United Kingdom

We have audited the accompanying consolidated statement of financial position of Forum Energy Plc as of 31 December 2011 and 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audits includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forum Energy Plc at 31 December 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

BDO LLP
London, United Kingdom
[Date]

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2011

		Year ended	Year ended
		31-Dec	31-Dec
		2011	2010
	Note	US$’000	US$’000

Revenue		12,734	6,068

Cost of sales		(6,913)	(4,009)

Gross profit		5,821	2,059

Administrative expenses	3	(1,987)	(2,397)

Profit/(loss) from operations		3,834	(338)

Finance income	5	7	15
Finance expenses	6	(421)	(235)

Profit/(loss) before tax		3,420	(558)

Taxation	7	–	–

Profit/(loss) for the year		3,420	(558)

Total comprehensive profit/(loss) for the year		3,420	(558)

Profit/(loss) and total comprehensive profit/(loss) attributable to:
Owners of the Parent		3,457	(438)
Non-controlling interest		(37)	(120)

		3,420	(558)

Earnings/(loss) per Ordinary Share (US cents) attributable to equity holders of the Parent		US Cents	US Cents
Basic and diluted	8	10.4	(1.3)

All of the results of the Group during the years relate to continuing activities.

The Notes form an integral part of the financial statements

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2011
			Share			Non-	Total
	Share	Share	option	Retained		controlling	capital and
	capital	premium	reserve	deficit	Total	interest	reserves
Group	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as at 1 January 2010	5,941	50,869	493	(14,326)	42,977	1,454	44,431

Total comprehensive loss for the year	–	–	–	(438)	(438)	(120)	(558)
Transfer to retained deficit	–	–	(55)	55	–	–	–
Issue of shares (net of issue costs)	41	95	–	–	136	–	136

Balance as at 31 December 2010	5,982	50,964	438	(14,709)	42,675	1,334	44,009

Total comprehensive income/(loss) for the year		-	-	3,457	3,457	(37)	3,420

Balance as at 31 December 2011	5,982	50,964	438	(11,252)	46,132	1,297	47,429

Share capital represents the nominal value of shares issued. The share premium account holds the balance of consideration received in excess of the par value of the shares. The share premium account can be used to pay any unpaid subscriptions.

The share option reserve relates to the cumulative fair value of options charged to the statement of comprehensive income adjusted for transfer on exercise, cancellation or expiry.

The deficit reserve is the cumulative net gains and losses recognised in the statement of comprehensive income adjusted for transfer on exercise, cancellation or expiry of options from the share option reserve.

The Notes form an integral part of the financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT 31 DECEMBER 2011

		2011	2010
	Note	US$’000	US$’000

Assets:
Non-current assets
Property, plant and equipment	9	5,888	3,673
Intangible assets	10	50,730	42,630
Investments	11	24	18

Total non-current assets		56,642	46,321

Current assets
Inventories	12	57	419
Trade and other receivables	13	1,862	1,151
Cash and cash equivalents	18	2,761	2,464

Total current assets		4,680	4,034

Total assets		61,322	50,355

Liabilities:
Non-current liabilities
Loans	14	6,000	–
Other liabilities and provisions	14	3,929	3,994

Total non-current liabilities	14	9,929	3,994

Current liabilities
Trade payable and other payables	14	3,964	2,352

Total current liabilities		3,964	2,352

Total liabilities		13,893	6,346

Total net assets		47,429	44,009

Capital and reserves attributable to equity holders of the Company
Share capital	15	5,982	5,982
Share premium	15	50,964	50,964
Share option reserve		438	438
Retained deficit		(11,252)	(14,709)
		46,132	42,675

Non-controlling interest		1,297	1,334

Total equity		47,429	44,009

The financial statements were approved and authorised for issue by the Board on XXXXXXX 2012.

Paul Wallace
Finance Director

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2011
		Year ended	Year ended
		31-Dec	31-Dec
		2011	2010
	Note	US$’000	US$’000

Cash flows from operating activities

Profit/(loss) before tax for the year		3,420	(558)
Adjustments for:
Depreciation	9	4,718	2,454
Gain on financial assets	5	(6)	(13)
Finance income	5	(1)	(2)
Foreign exchange losses	6	160	35
Interest paid on loan facility	6	261	-

		8,552	1,916

Increase in trade and other receivables		(711)	(512)
Decrease/(increase) in inventories		362	(354)
Increase in trade and other payables		1,547	843
Increase in provisions and employee benefits		-	26

Net cash flows from operating activities		9,750	1,919

Investing activities:
Purchase of property, plant and equipment		(6,934)	(2,001)
Disposal of property, plant and equipment	1	42
Purchase of intangible assets	10	(8,100)	(1,771)
Finance income	5	1	2
Finance expense	6	(261)	-

Net cash from investing activities		(15,293)	(3,728)

Financing activities:
Issue of ordinary share capital (net of issue costs)	15	-	136
Loan facility drawn down		6,000	-

Net cash from financing activities		6,000	136

Net increase/(decrease) in cash and cash equivalents		457	(1,673)

Cash and cash equivalents at beginning of the year		2,464	4,172

Exchange losses on cash and cash equivalents		(160)	(35)

Cash and cash equivalents at end of the year	18	2,761	2,464

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2011

1	ACCOUNTING POLICIES

Basis of preparation

The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated. The Group financial statements have been prepared and approved by the Directors in accordance with International Financial Reporting Standards IFRSs and IFRIC interpretations, issued by the International Accounting Standards Board (IASB).

i) Standards, amendments and interpretations effective in 2011:

The following new standards and amendments to standards are mandatory for the first time for the Group for the financial year beginning 1 January 2011. Except as noted, the implementation of these standards did not have a material effect on the Group:

Standard		Impact on initial application	Effective date

IAS 24 (Revised)	Related party disclosures
The revised standard responds to concerns that the previous disclosure requirements and the definition of a related party were too complex and difficult to apply in practice, especially in environments where government control is pervasive.

The group applied the revised standard from
1 January 2011.

1 January 2011
Improvements to IFRSs (2010)		The improvements in this amendment clarify the requirements of IFRSs and eliminate inconsistencies within and between standards. The group applied the amendments from 1 January 2011.	11 January 2011

ii) Standards, amendments and interpretations effective in 2011 but not relevant for the Group:

Standard		Impact on initial application	EEffective date
IAS 32 (Amendment)	Classification of rights issues
The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuers. The amendment requires for rights issues to be accounted for as equity provided the rights are offered pro-rata to all existing owners of the entity.

The amendment is not relevant to the group as it had no rights, options or warrants issues.

1 February 2010
IFRIC 19	Extinguishing financial liability with equity instruments
This interpretation addresses transactions in which an entity issues equity instruments to a creditor in return for the extinguishment of all or part of a financial liability.

The group applied this interpretation from
1 January 2011.

1 July 2010
IFRS 1 (Amendment)	First-time adoption of IFRS
The amendment permits first-time adopters to use the same transitional provisions as are available to existing preparers of IFRS.

This amendment is not relevant to the group as it is existing IFRS preparer.

1 July 2010

IFRIC 14 / IAS 19 (Amendment)	Limit on a defined benefit asset, minimum funding requirements and their interaction
The amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements.

The amendment is not relevant to the group as it is not subject to minimum funding requirement.

11 January 2011

iii. Standards, amendments and interpretations that are not yet effective and have not been early adopted:

Standard		Impact on initial application	Effective date
IFRS 7 (Amendments)	Disclosures – transfers of financial assets
The amendment requires the disclosure of information in respect of all transferred financial assets that are not derecognised and for any continuing involvement in a transferred asset, existing at the reporting date.

The Group will apply the amendments from
1 January 2012.

1 July 2011
IFRS 1 (Amendments)	Severe Hyperinflation and removal of fixed dates for first-time adopters	Management do not expect this amendment to be relevant to the group.	1 July 2011
IAS 12 (Amendment)	Deferred tax: recovery of underlying assets
The amendment introduces the presumption, when measuring the deferred tax relating to an asset, that the entity will normally recover its carrying amount through sale.

Management do not expect this amendment to be relevant to the Group.

1 January 2012
IAS 1 (Amendment)	Presentation of items of other comprehensive income
The amendment requires companies to group together items within other comprehensive income (OCI) that may be reclassified to the profit or loss section of the income statement.

The group will apply the amendment from 1 January 2013.

1 July 2012
IFRS 10	Consolidated financial statements
The new standard replaces the consolidation requirements in SIC-12 “Consolidation – special purpose entities” and IAS 27 “Consolidated and separate financial statements”.

The group will apply the standard from 1 January 2013.

1 January 2013
IFRS 11	Joint arrangements
The new standard requires that a party to a joint arrangement recognises its rights and obligations arising from the arrangements rather than focusing on the legal form.

The group will apply the standard from 1 January 2013.

1 January 2013

IFRS 12	Disclosure of interest in other entities
The standard includes the disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The group will apply the standard from 1 January 2013.
1 January 2013
IFRS 13	Fair value measurement	The standard defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurements. The group will apply the standard from 1 January 2013.	1 January 2013
IAS 27 (Amendment 2011)	Separate financial statements
The amendment contains accounting and disclosure requirements for investment in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

The group will apply the amendment from 1 January 2013.

1 January 2013
IAS 28 (Amendment 2011)	Investments in associates and joint ventures	The amendment includes the required accounting for joint ventures as well as the definition and required accounting for associates. Effect not relevant.	1 January 2013
IAS 19 (Amendment 2011)	Employee benefits
The main changes introduced by the amendment revolve around the accounting for defined benefit pension schemes.

Management do not expect this amendment to be relevant to the group as it has no defined benefit pension scheme in place.

1 January 2013
IFRIC 20	Stripping costs in the production phase of a surface mine	This interpretation applies to waste removal (stripping) costs that are incurred in surface mining activity, during the production phase of the mine. Effect not relevant. .	1 January 2013
IFRS 7 (Amendment 2011)	Disclosures – offsetting financial assets and financial liabilities
The amendment introduces disclosures to enable users of financial statements to evaluate the effect or potential effect of netting arrangements on entity’s financial position.

The group will apply the amendment from 1 January 2013.

1 January 2013
IFRS 1 (Amendment 2012)	Government Loans
The Amendments add an exception to the retrospective application of IFRSs to require that first-time adopters apply the requirements in IFRS 9 Financial Instruments (or IAS 39, if IFRS 9 has not yet been adopted) and IAS 20 Accounting for Government Grants and Disclosure of Government Assistance prospectively to government loans existing at the date of transition to IFRSs. Effect not relevant.

1 January 2013

IAS 32 (Amendment 2011)	Offsetting financial assets and financial liabilities	The amendment seeks to clarify rather than change the off-setting requirements previously set out in IAS 32. The group will apply the amendment from 1 January 2014.	1 January 2014
IFRS 9	Financial instruments
The standard will eventually replace IAS 39 in its entirety.  However, the process has been divided into three main components: classification and measurement, impairment and hedge accounting.

The Group will apply the standard from
1 January 2013.
1 January 2015

The Group is evaluating the impact of the above pronouncements but they are not expected to have a material impact on the Group’s earnings or shareholders’ funds.

Going concern
On 15 February 2010, the Company was awarded the Service Contract over the SC72 licence area. The first sub phase Work Programme was completed in March 2011. The second sub phase Work Programme requires a minimum spend commitment of US$6 million by 30 June 2013.

There is also $3.3 million of additional consideration payable to Basic Petroleum the Galoc oil field, after paying US$6.7 million.

The Group will be able to meet the requirements of these commitments through the remaining US$4 million facility agreement entered into between the Group and Philex Mining Corporation, the 30% farm-out to Monte Oro Resources and from revenues generated from the Galoc oil field.

On this basis and after making enquiries, the Directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for a period of not less than twelve months from the date of signing of these financial statements. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Basis of consolidation
The consolidated financial statements present the results of the Company and its subsidiaries (the Group) as if they formed a single entity. Inter-company transactions and balances between Group companies are therefore eliminated in full.

Business combinations
The consolidated financial statements incorporate the results of business combinations using the acquisition method of accounting. In the consolidated statement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date. The results of acquired operations are included in the consolidated statement of comprehensive income from the date on which control is obtained.

Joint ventures and other interests
The Group enters into arrangements with third parties for the joint exploration and development activities under contractual arrangement. It classifies these arrangements as jointly controlled operations for the purposes of IAS 31. The Group also enters into arrangements with third parties for development and production activities under contractual agreement where the Group has an interest in the assets.  Accordingly, the Group only accounts for its share of assets, liabilities, revenues and expenses, classified in the appropriate Statement of Financial Position and Statement of Comprehensive Income headings.

The Group’s interest in the Galoc, Nido and Matinloc fields are accounted for by the Group using proportionate consolidation which brings into account the Group’s share of assets, liabilities, revenue and operating costs related to their fields.

Foreign currency
The functional and presentation currency of all the Group companies  is the US$. Transactions entered into by Group entities in a currency other than the currency of the primary economic environment in which it operates (the ‘functional currency’) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the statement of financial position date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are similarly recognised immediately in the statement of comprehensive income.

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

Revenue
Revenue is derived from sales of oil to third party customers. Sales of oil are recognised at the time of delivery of the product to the purchaser. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty

Financial assets
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

There are long-term loans with related parties which bear interest at a rate lower than that which the Directors consider the Group would bear if the facility had been granted by a third party. Such borrowings are recognised initially at fair value and are subsequently stated at amortised cost.

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

When the technical and commercial feasibility of a mining or oil or gas project has been determined, the related expenditures will be transferred to property, plant and equipment as proved properties. Where a licence is relinquished, or a project is abandoned, or is considered to be of no further commercial value to the Company, the related costs will be written-off to the statement of comprehensive income.

Unevaluated oil, gas and mining costs are assessed at each period end and where there are indications of impairment. Any amount by which carrying costs exceed recoverable amounts will be written-off. The recoverability of unevaluated oil, gas and mining costs is dependent upon the discovery of economically recoverable reserves, the ability of the Group to obtain necessary financing to complete the development of reserves and future profitable production or proceeds from the disposition of recoverable reserves.

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

Property, plant and equipment
Depletion and amortisation of proved oil and gas mining properties is provided over the estimated commercial life of each property and computed using the units of production method based on proved reserves as determined annually by management. Depletion is included with cost of sales within the statement of comprehensive income. Depreciation is included within administrative expenses within the statement of comprehensive income.

Items of property, plant and equipment are initially recognised at cost. As well as the purchase price, cost includes directly attributable costs and the estimated present value of any future costs of dismantling and removing items. The corresponding liability is recognised within provisions.

Depreciation is provided on all items of property and equipment to write-off the carrying value of items over their expected useful economic lives. It is applied at the following rates:

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

Listed investments
Listed investments are held at current market value with any gains or losses recognised in other comprehensive income.

Critical accounting judgements and key sources of estimation uncertainty
In the process of applying the Group’s accounting policies, which are described in Note 1, Management has made the following judgements which may be key sources of estimation uncertainty and  have the most significant effect on the amounts recognised in the financial statements:

Recoverability of exploration and evaluation costs – Under the full cost accounting method of accounting for exploration costs, such costs are capitalised as intangible assets and assessed for impairment on a cost pool basis when circumstances suggest that the carrying amount off the costs pool may exceed its recoverable value and, therefore, there is a potential risk of an impairment adjustment. This assessment involves judgement as to;the likely future commerciality of the asset and when such commerciality should be determined: future revenue and costs pertaining to any concession based on proved plus probable, prospective and contingent resources and the discount rate to be applied to such revenues and cost for the purpose of deriving a recoverable value. Management have reviewed the recoverability of the assets and consider this to be greater than the current net book value. Further information is included in Note 10.

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

Impairment review
While conducting an impairment review of its assets, the Group makes certain judgements in making assumptions about the likelihood of licence conversion, the future prices, reserve levels and future development and production costs. Changes in the estimates used can result in significant charges to the statement of comprehensive income. This is performed solely for the purposes of considering the carrying value of the Group’s assets.

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

2	SEGMENT ANALYSIS
The Group has three reportable segments:

-	Producing assets
-	Exploration assets
-	Head office costs

The operating results of each of these segments are regularly reviewed by the board of Directors in order to make decisions about the allocation of resources and assess their performance:
The segmental results for the year ended 31 December 2011 are as follows:
	Producing	Exploration	Head Office
	Assets	Assets	Costs	Total
	US$’000	US$’000	US$’000	US$’000

Revenue	12,734	-	-	12,734
Cost of sales	(6,913)	-	–	(6,913)
Gross profit	5,821	-	-	5,821
Administrative expenses	(135)	-	(1,852)	(1,987)
Profit/(loss) from operations	5,686	-	(1,852)	3,834
Finance income	-	-	7	7
Finance expenses	-	(261)	(160)	(421)
Profit for the year	5,686	(261)	(2,005)	3,420

The segmental results for the year ended 31 December 2010 are as follows:

	Producing	Exploration	Head Office
	Assets	Assets	Costs	Total
	US$’000	US$’000	US$’000	US$’000

Revenue	6,068	-	-	6,068
Cost of sales	(4,009)	-	–	(4,009)
Gross profit	2,059	-	-	2,059
Administrative expenses	(120)	-	(2,277)	(2,397)
Profit/(loss) from operations	1,939	-	(2,277)	(338)
Finance income	-	-	15	15
Finance expenses	-	-	(235)	(235)
Profit for the year	1,939	-	(2,497)	(558)

The segmented assets and liabilities at 31 December 2011 are as follows:
	Producing	Exploration	Head Office
	Assets	Assets	Costs	Total
	US$’000	US$’000	US$’000	US$’000

Total non-current assets	5,811	50,730	101	56,642
Total current assets	3,173	418	1,089	4,680
Total assets	8,984	51,148	1,190	61,322
Total non-current liabilities	(15)	(9,914)	-	(9,929)
Total current liabilities	(3,685)	(213)	(66)	(3,964)
Total liabilities	(3,700)	(10,127)	(66)	(13,893)
Net assets	5,284	41,021	1,124	47,429

The segmented assets and liabilities at 31 December 2010 are as follows:
	Producing	Exploration	Head Office
	Assets	Assets	Costs	Total
	US$’000	US$’000	US$’000	US$’000

Total non-current assets	3,580	42,630	111	46,321
Total current assets	2,253	508	1,273	4,034
Total assets	5,833	43,138	1,384	50,355
Total non-current liabilities	(79)	(3,915)	-	(3,994)
Total current liabilities	(1,861)	(275)	(216)	(2,352)
Total liabilities	(1,940)	(4,190)	(216)	(6,346)
Net assets	3,893	38,948	1,168	44,009

Other segmented items 31 December 2011 are as follows:
	Producing	Exploration	Head Office
	Assets	Assets	Costs	Total
	US$’000	US$’000	US$’000	US$’000

Capital expenditure	6,923	8,100	11	15,034
Depreciation	4,692	-	26	4,718

Other segmented items 31 December 2010 are as follows:
	Producing	Exploration	Head Office
	Assets	Assets	Costs	Total
	US$’000	US$’000	US$’000	US$’000

Capital expenditure	1,896	1,771	105	3,772
Depreciation	2,415	-	39	2,454

Revenue
All of the 2011 revenues (2010 – 100%) were generated from Philippine based assets the Galoc, Nido & Matinloc fields.

3	EXPENSES BY NATURE
	Year ended	Year ended
	31-Dec	31-Dec
	2011	2010
	US$’000	US$’000

Fees payable to the Company’s Auditor for the audit of the Company’s annual accounts	45	50
Fees payable to the Company’s Auditor’s overseas member firm for the audit of the Company’s
subsidiaries, pursuant to legislation	18	18
Directors’ emoluments	568	826
Employee salaries and other benefits	326	286
Depreciation and amortisation	27	23
Operating lease rentals	78	91

4	SALARIES

Group
			Year ended	Year ended
			31-Dec	31-Dec
			2011	2010
			US$’000	US$’000

Average number of employees (including Directors) are as follows:
Administration and finance			18	16
Technical			4	4

			22	20

Group
			Year ended	Year ended
			31-Dec	31-Dec
			2011	2010
			US$’000	US$’000
Gross salaries (including Directors)			778	733
Fees (including Directors)			321	559
Employee benefits and social security costs			50	46

			1,149	1,338

Directors’ and senior management emoluments
				Year ended	Year ended
				31-Dec	31-Dec
		Social		2011	2010
	Salary	Security	Fees	Total	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Total Key Management Personnel compensation	386	27	321	734	980

All Directors’ remuneration is paid in cash in accordance with their contracts. The highest paid Director was paid US$191,000 (2010: US$360,000) in the year.

There are no share-based payment charge during 2011, (2010: US$Nil).

5	FINANCE INCOME

Group
	Year ended	Year ended
	31-Dec	31-Dec
	2011	2010
	US$’000	US$’000

Interest from bank deposit	1	2
Gain on Investments	6	13

	7	15

6	FINANCE EXPENSES
Group
		Year ended	Year ended
		31-Dec	31-Dec
		2011	2010
		US$’000	US$’000

Foreign exchange losses		160	235
Interest paid on loan facility		261	–
		421	235

7 TAXATION ON LOSS FROM ORDINARY ACTIVITIES
Group
		Year ended	Year ended
		31-Dec	31-Dec
		2011	2010
		US$’000	US$’000

Current tax		–	–

Deferred tax credit		–	–

The charge for the year can be reconciled to the profit/(loss) per the statement of comprehensive income as follows:

Profit/(loss) on ordinary activities		3,420	(558)

Taxation on profit/(loss) on ordinary activities at the standard rate
of corporation tax in the UK of 26.5%		906	(156)
Tax effect of income taxed at source		(2,689)	(1,289)
Tax effect of expenses disallowed for tax		862	121
Tax losses carried forward		1,012	1,538
Different tax rates applied to overseas jurisdictions		(91)	(214)

Tax credit for the year		–	–

Factors that may affect future tax charges
At 31 December 2011, the Group had UK tax losses of approximately US$5,948,000 (2010: US$4,936,000) carried forward. These losses are subject to agreement by HRMC. At 31 December 2011 the Group had Philippines tax losses US$7,189,000 (2010: US$1,029,000) which can be carried forward and applied against future profits when they are realised. Philippines’ basic corporation tax rate is 30%.

Philippine tax losses can only be carried forward for a maximum of three years. Tax losses currently carried forward are as follows:
2009 – US$1,754,000
2010 – US$3,540,000
2011 – US$1,895,000

A deferred tax asset of US$2,214,000 (2010: US$1,673,000) in respect of the Philippines tax losses carried forward and US$1,487,000 (2010: US$1,480,000) in respect of the UK tax losses has not been recognised due to the uncertainty that these tax losses will be utilisable against future taxable income.

8	EARNINGS/(LOSS) PER SHARE
Earnings/(loss) per Ordinary Share has been calculated using the weighted average number of shares in issue during the relevant financial periods. The weighted average number of equity shares in issue for the period is 33,364,533 (2010: 33,256,478).

Profits for the Group attributable to the equity holders of the Company for the year are US$3,457,000 (2010: Loss -US$438,000).

The effect of the share options in issue under the Share Option Plan is anti-dilutive. See Note 15 for further details of share options in issue.

9	PROPERTY, PLANT AND EQUIPMENT

		Transport	Furniture,	Tools
	Oil and gas	and motor	fixtures	and other	Group
	costs	equipment	and fittings	equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Cost
At 1 January 2011	7,907	98	206	116	8,327
Additions	6,923	2	9	–	6,934
Disposals	–	(11)	–	–	(11)
At 31 December 2011	14,830	89	215	116	15,250

Depreciation
At 1 January 2011	4,327	20	191	116	4,654
Charge for the year	4,692	19	7	–	4,718
Disposals	–	(10)	–	–	(10)
At 31 December 2011	9,019	29	198	116	9,362

Cost
At 1 January 2010	6,011	74	196	116	6,397
Additions	1,896	95	10	–	2,001
Disposals	–	(71)	–	–	(71)
At 31 December 2010	7,907	98	206	116	8,327

Depreciation
At 1 January 2010	1,912	28	177	112	2,229
Charge for the year	2,415	21	14	4	2,454
Disposals	–	(29)	–	–	(29)
At 31 December 2010	4,327	20	191	116	4,654

Net book value
At 31 December 2011	5,811	60	17	–	5,888
At 31 December 2010	3,580	78	15	–	3,673
At 31 December 2009	4,099	46	19	4	4,168

10	INTANGIBLE ASSETS

	Unevaluated	Unevaluated
	oil, gas	oil, gas
	and mining	and mining
	costs	costs
	US$’000	US$’000
Group	2011	2010

Cost and Net book value
At 1 January	42,630	40,859
Additions	8,100	1,771

At 31 December	50,730	42,630

The unevaluated oil, gas and mining costs relate to the acquisition of the Group’s assets in the Philippines.

The net book value of assets included within intangible fixed assets are as follows:
SC40   – US$29,024,000 (2010: US$28,689,000)
SC72   – US$21,474,000 (2010: US$13,720,000)
Others – US$232,000 (2010: US$221,000).

The Group have considered the intangible assets for indications of impairment and have concluded that the recoverable amount of assets is considered higher than the current book values therefore, an impairment provision is not required

11	INVESTMENTS

Group
	2011	2010
	US$’000	US$’000

Cost
At 1 January	18	5
Revaluation	6	13

At 31 December	24	18

Group investments are shares held in FEC Resources Inc., a listed company, held at respective fair values on 31 December 2011 and 31 December 2010.

The principal subsidiaries of the Group, all of which have been included in these consolidated financial statements and are engaged in the exploration for and development of oil and gas assets, are as follows:

		Proportion of ownership
		interest and ordinary
	Country of	share capital held
Name	incorporation	2011	2010

Forum Philippine Holdings Limited	Jersey	100%	100%
Forum (FEI) Limited	Jersey	100%	100%
Forum (GSEC101) Limited(1)	Jersey	100%	100%
Forum (Nido Matinloc) Limited	Jersey	100%	100%
Forum Exploration Inc	Philippines	66.67%	66.67%
Forum Energy Philippines Corporation	Philippines	100%	100%

(1)	Forum (GSEC101) Limited has established a registered branch office in the Philippines.

12       INVENTORIES

Group
	2011	2010
	US$’000	US$’000

Oil inventories	–	362
Materials and supplies	57	57

	57	419

Inventory write off US$Nil (2010: US$8,000) during the year. Cost of inventory expensed in the year totalled US$Nil (2010: US$8,000).

There is no material difference between the carrying values of inventories and their fair value less costs to sell.
13       RECEIVABLES

Group
	2011	2010
	US$’000	US$’000

Trade receivables	1,546	496
Prepayments	198	252
Other receivables	118	403

	1,862	1,151

Included within other receivables are amounts relating to recoverable VAT and amounts in respect of expenditure on future projects.

14	LIABILITIES

Group
	2011	2010
Current	US$’000	US$’000

Trade payables	388	109
Other payables	3,445	2,099
Employee benefits	118	118
Tax payable	13	26

	3,964	2,352

Included in other payables is an amount of US$3,297,357 (2010: US$1,176,684) relating to additional costs on the acquisition of Basic Petroleum & Mineral Inc. (now Forum Energy Philippines Corporation) payable out of future Galoc oil field revenues (Note 21).

All amounts fall due for payment within one year.

Non-current liabilities

Loan facility	6,000	–
Other payables	3,915	3,915
Decommissioning liabilities	14	79

	9,929	3,994

The loan facility of U$10 million was entered into on 24 November 2010 and is available for a three year period with an interest charge of US LIBOR + 4.5% on funds borrowed. As at 31 December 2011 US$6 million has been drawn down under the facility (Note 20).

Included in other payables is the following:

Under the share purchase agreement for Forum Exploration Inc. dated 11 March 2003, amounts of up to US$3.915 million (2010: US$3.915 million) are due to the vendor out of the Group’s share of future net revenues generated from licence SC40. The liability is in Philippine Peso and any movement during the year is due to changes in exchange rate only. The timing and extent of such payments is dependent upon future field production performance and cannot be accurately determined at this stage.

15	SHARE CAPITAL
Allotted, called up and fully paid
	2011	2011	2010	2010
Company	Number	US$’000	Number	US$’000

At 1 January	33,364,533	5,982	33,092,533	5,941
Additions	–	–	272,000	41

At 31 December	33,364,533	5,982	33,364,533	5,982

			Allotted,
	Authorised		share called up
	number		and fully paid	Premium
Company	of 10p each	Number	US$	US$

At 1 January 2010	100,000,000	33,092,533	5,940,576	50,868,837
26 May 2010(1)	–	272,000	40,802	94,903

At 31 December 2010	100,000,000	33,364,533	5,981,378	50,963,740

At 31 December 2011	100,000,000	33,364,533	5,981,378	50,963,740

(1) On 26 May 2010 the Company issued 272,000 Ordinary Shares of 10p each under the share option plan for 31p per share.

All of the shares in issue have equal voting rights.

Share-based payments
On 1 August 2005, the Company implemented a Share Option Plan (the Plan) with three sub-plans (the sub-plan). Under the terms of the Plan the Company can issue up to 16% of the outstanding issued stock of the Company.

At 31 December 2011, the following share options were outstanding in respect of the Ordinary Shares:
		Number of	Number of	Number of
	Outstanding	options	options	options		Outstanding
	as at	Granted	surrendered	cancelled	Exercised	as at
	1-Jan	during	during	during	during	31-Dec	Final
Exercise price	2011	the year	the year	the year	the year	2011	expiry dates

£0.31 (US$0.48)	2,195,000	–	–	–	–	2,195,000	December 2018

All of the 2,195,000 outstanding options are exercisable at a price higher than the current share price.

At 31 December 2010, the following share options were outstanding in respect of the Ordinary Shares:

		Number of	Number of	Number of
	Outstanding	options	options	options		Outstanding
	as at	Granted	surrendered	cancelled	Exercised	as at
	1-Jan	during	during	during	during	31-Dec	Final
Exercise price	2011	the year	the year	the year	the year	2011	expiry dates

£0.31 (US$0.48)	2,195,000	–	–	–	–	2,195,000	December 2018

The weighted average exercise price of share options was US$0.48 at 31 December 2011 and US$0.48 at 31 December 2010. The weighted average remaining contractual life of options outstanding at the end of the year was seven years (2010: eight years).

During the year no options were exercised.

As at 31 December 2011, there are 2,195,000 options in issue representing 41% of the total permissible options in issue per the terms of the option plan.

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

Grant date
19-Dec-08
Share price at date of grant	£0.25 (US$0.38)
Exercise price	£0.31 (US$0.46)
Volatility	40%
Option life	10 years
Dividend yield	–
Risk-free investment rate	4%
Employee turnover	–

Expense arising from share-based payments
Based on the above fair values and prior year awards and the Company’s expectations of employee turnover, the 2011 expense arising from equity-settled share options and share awards made to employees was US$Nil (2010: US$Nil). There were no other share-based payment transactions.

16	COMMITMENTS
At 31 December 2011, the Group had commitments totalling US$6 million in operational and exploration expenditure, for the second sub-phase programme over Service Contract SC72 (“SC72”) (31 December 2010: US$3 million).

17 FINANCIAL COMMITMENTS

Group
Future commitments under non-cancellable operating leases are as follows:
	Land and	Land and
	buildings	buildings
	2011	2010
	US$’000	US$’000

Operating leases with an option to terminate within 1 year	23	21

18 CASH FLOW NOTES

Group
	2011	2010
	US$’000	US$’000

Cash and cash equivalents comprise:
Cash available on demand	2	13
Short-term deposits	2,759	2,451
	2,761	2,464

19	FINANCIAL INSTRUMENTS

Financial Assets

	Loans and Receivables
		Group
	2011	2010
	US$’000	US$’000

Cash and cash equivalents	2,761	2,464
Trade and other receivables	1,862	1,151

Total financial assets	4,623	3,615

Financial Liabilities
	Financial liabilities at amortised cost
		Group
	2011	2010
	US$’000	US$’000

Trade and other payables	3,964	2,352
Loans and borrowings	6,000	-

Total financial liabilities	9,964	2,352

Significant accounting policies
Details of the significant accounting policies in respect of financial instruments are disclosed in Note 1 to the financial statements.

Financial risk management
The Board seeks to minimise its exposure to financial risk by reviewing and agreeing policies for managing each financial risk and monitoring them on a regular basis. No formal policies have been put in place in order to hedge the Group activities to the exposure to currency risk or interest risk, however as the Group enters commercial production this may be considered. No derivatives or hedges were entered into during the year.

The Group is exposed through its operations to the following financial risks:

•	cash flow interest rate risk
•	foreign currency risk
•	liquidity risk
•	credit risk
•	price risk

The policy for each of the above risks is described in more detail below.

The principal instruments used by the Group, from which financial instruments risk arises are as follow:

•	trade and other receivables
•	cash and cash equivalents
•	trade and other payables
•	long term borrowings

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

At the year end the Group had a cash balance of US$2,761,000 (2010: US$2,464,000) which was made up as follows:
	2011	2010
	US$’000	US$’000

British Pounds Sterling	42	867
US Dollars	2,694	1,574
Philippine Peso	25	23

Included above are amounts of US$812,000 (2010: US$863,000) held within variable rate deposit accounts. Interest rates are 0% to 0.1% based on bank interest rates.

The Group received interest for the year as follows:
	2011	2010
	US$’000	US$’000

Interest from bank deposits	1	2

The Group paid interest for the year as follows:
	2011	2010
	US$’000	US$’000

Interest paid on loan facility	261	–

The interest rate risk to the Group is minimal as the interest bearing debts are fixed to US LIBOR + 4.5% and interest income on bank deposits is negligible.

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

At 31 December 2011 and 2010, the currency exposure of the Group was as follows:
			Philippine
	US Dollar	UK Sterling	Peso	Total
	US$’000	US$’000	US$’000	US$’000

At 31 December 2011
Cash and cash equivalents	2,694	43	24	2,761
Trade and other receivables	1,764	84	14	1,862
Trade and other payables	(3,606)	(66)	(292)	(3,964)
Long term borrowings	(6,000)	-	-	(6,000)

Net assets/(liabilities)	(5,148)	61	(254)	(5,341)

At 31 December 2010
Cash and cash equivalents	1,574	867	23	2,464
Trade and other receivables	861	246	44	1,151
Trade and other payables	(2,007)	(215)	(130)	(2,352)

Net assets/(liabilities)	428	898	(63)	1,263

The effect of a 10% strengthening of the US Dollar against Sterling at the reporting date on the Sterling denominated balances would, all other variables held constant, have resulted in a loss, decreasing post tax profits by US$6,100 (2010: US$89,800). Conversely the effect of a 10% weakening of the US Dollar against Sterling at the reporting date would, on the same basis, have resulted in a gain increasing post tax profits by US$6,100 (2010: US$89,800).

The effect of a 10% strengthening of the US Dollar against the Philippine Peso at the reporting date on the Philippine Peso denominated balances would, all other variables held constant, have resulted in a gain increasing post tax profits by US$25,400 (2010: US$6,300). Conversely the effect of a 10% weakening of the US Dollar against Philippine Peso at the reporting date would, on the same basis, have resulted in a loss decreasing post tax profits by US$24,400 (2010: US$6,300).

Liquidity risk
Liquidity risk arises from the Group’s management of working capital.

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due to achieve this, the Group has arranged a US$10 million facility to continue to achieve this policy, as at the end of the year US$6 million has been drawn down to meet the Group’s commitments, the remaining US$4 million is available on request.

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

The contractual undiscounted amounts of financial liabilities are repayable as follows:

	Group	Group
	2011	2010
	US$’000	US$’000

1 month	1,295	1,162
2–3 months	45	1,072
4–6 months	–	–
6–12 months	2,624	118

	3,964	2,352

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or a counter-party of a financial instrument fails to meet its contractual obligations. The Group is mainly exposed to credit risk from credit sales.

The Group currently has only two customers which are both Philippine based oil Companies, costs of production are deducted prior to payment of the Groups share, therefore any losses would be limited to the net share of revenues. The two customers which account for 100% of the Company’s revenues are Galoc Production Company and The Philodrill Corporation.

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions. The majority of the Group’s deposits are held with two different International banks in the UK and in the Philippines. The Group’s deposits are held with an international bank, in which the UK government holds a majority shareholding, which the Board considers gives a high level of security.

The Group’s maximum exposure to credit risk by class of financial instrument is shown in the table below:

	2011	2011	2010	2010
	Carrying	Maximum	Carrying	Maximum
	value	exposure	value	exposure
	US$’000	US$’000	US$’000	US$’000

Cash and cash equivalents	2,761	2,761	2,464	2,464
Trade and other receivables	1,862	1,862	1,151	1,151

	4,623	4,623	3,615	3,615

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

Up to 2010 the Group had minimised risk by being purely equity financed, or by agreeing partnerships for the development of its portfolio of hydrocarbon assets. In 2011 the Group borrowed US$6 million of its US$10 million loan facility (Note 20) to redress the reasonable balance between debt and equity.

20	RELATED PARTY TRANSACTIONS

During the year the following related party transactions occurred within the Group:

Philex Mining Corporation is the majority shareholder and ultimate controlling party of the Group.

Forum Philippines Holdings Ltd, a wholly-owned subsidiary of the Company, entered into a US$10 million Facility Agreement (“the Facility”) with Philex Mining Corporation on 24 November 2010.

The Facility will be available for a three year period from the 24 November 2010 and funds can be borrowed at an interest rate of US LIBOR + 4.5%. During 2011 US$6 million was drawdown to enable the Company to fund its 70% share of a first sub-phase work programme over Service Contract 72 (“SC72”) which has now been completed. Obligations arising from funds drawn under this Facility are not convertible into the Company’s or Forum Philippines’ Ordinary Shares.

Amounts due to Philex Mining Corporation in respect of this facility agreement as at 31 December 2011 amounted to US$6,000,000 (2010: US$Nil). Arrangement fees paid to Philex Mining Corporation during the year for the facility were US$Nil (2010: US$200,000). Interest charged for use of the facility during the year was US$261,952 (2010: US$Nil).

21	CONTINGENT LIABILITIES

Further to the announcement of 10 May 2011, the Group remains in an arbitration process with Basic Energy Corporation ("BEC") in relation to certain assets acquired from BEC.

Although the Group had signed a conditional settlement agreement with BEC which would have concluded the arbitration process this settlement agreement was not completed because certain third party consents could not be obtained.

Out of the US$12 million of potential additional consideration, the Directors have assessed that US$10 million would be payable (approximately US$9 million net of the US$650,000 payment made, as announced on 10 May 2011).

However, of this total US$10 million, US$6.7 million has been paid up to the end of 2011, and the balance of U$3.3 million is accrued within current liabilities (2010: US$1.2 million).

The Directors consider that a potential additional liability of US$2 million is dependent upon net future field production levels from the acquired assets and will not become payable due to the current and forecast levels of production of these assets.

22       POST BALANCE SHEET EVENTS

The Company has received a report by Weatherford Petroleum Consultants ("Weatherford") on the interpretation of new 3D and 2D data acquired over the Service Contract 72 licence area ("SC72") in 2011.

During 2011, 2,202 Line-Km of 2D seismic data were acquired over SC72 in order to further define additional leads already identified, and 565 Km2 of 3D seismic data were acquired over the Sampaguita Gas Field in SC72.
The interpretation of these surveys has now been carried out by Weatherford. Their report has given the directors a better understanding of the Sampaguita Gas Field and identified a prospect in the North Bank which is located to the north of Sampaguita within SC72. In addition, the report has identified a number of potential drilling locations. Full details of the report can be found on the Company’s website at www.forumenergy.com

The Company has announced plans to fund its drilling commitments under the second sub phase of the SC72 work programme and the options for this fundraising are currently being assessed by the Directors.

GLOSSARY

AGM	Annual General Meeting
APB’s	Auditing Practices Board’s
Board	the Board of Directors of Forum Energy plc
CMB	Central Maya Bulge
Company Forum Energy plc
DOE	Philippine Department of Energy
FEI	Forum Exploration Inc.
Forum	the Company and/or its subsidiaries as appropriate
FPIA	Filipino Participation Incentive Allowance
GIP	gas-in-place
Group	the Company and/or its subsidiaries as appropriate
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
JV	Joint Venture
MORE	Monte Oro Resources and Energy Inc.
TCF                    trillion cubic feet of gas

UK Office
120 Bridge Road, Chertsey KT16 8LA

T: +44 (0) 1932 445 344
F: +44 (0) 1932 445 345

Manila Office
14F Pearlbank Centre, 14 6 Valero Street, Salcedo Village,
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

FEC Resources Inc.
("Registrant")

Date: May 15, 2012	By:	/s/Jose Ernesto Villaluna
Name: Jose Ernesto Villaluna
Title: President and Chief Executive Officer