Form 20-F/A
period 2011-12-31
FEC Resources Inc.
filed 2012-06-18
CIK 849997

OMB APPROVAL
OMB Number: 3235-0288 Expires: May 31, 2014 Estimated average burden hours per response.. 2645.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to the Annual Report on Form 20-F of FEC Resources Inc. for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission on May 16, 2012 (the “Form 20-F”) is solely to furnish Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T.  Exhibit 101 to this report provides the financial and related notes from the Form 20-F formatted in XBRL (Extensible Business Reporting Language).

No other changes have been made to the Form 20-F.  This Amendment No. 1 to the Form 20-F speaks as  of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in anyway disclosures made in the Original Form 20-F.

Pursuant to Rule 406T of Regulation S-T, the interactive files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

ITEM 19. EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *
1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *
4.1	Consulting Agreement dated March 1, 2004 between the Company and David Robinson *;
4.2	Consulting Agreement dated March 1, 2004 between the Company and Barry Stansfield *;
4.3	Consulting Agreement dated November 23, 2003 between the Company and Larry Youell *;
4.4	Consulting Agreement dated March 1, 2004 between the Company and David Wilson *
4.5	Consulting Agreement dated March 1, 2004 between the Company and David *;
4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *
4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *
4.8	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *
4.9	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *
11.	Code of Ethics *;
12.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
101.INS	XBRL Instance Document (filed herewith);
101.SCH	XBRL Taxonomy Extension Schema Document (filed herewith);
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (filed herewith);
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (filed herewith);
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (filed herewith);
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (filed herewith)

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
FEC Resources Inc.
("Registrant")

Date: June 15, 2012	By:	/s/Jose Ernesto Villaluna
Name: Jose Ernesto Villaluna
Title: President and Chief Executive Officer