Form 20-F
period 2012-12-31
FEC Resources Inc.
filed 2013-04-30
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

______REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
XXX   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year ended December 31, 2012
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405, of the Securities Act                  Yes [   ]                 No  [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

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

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __________                                                                                     Accelerated filer____________                                                      Non-accelerated filer ___X__

Indicate by check mark which basis if accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP __________	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other	X

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

                                                                                                                                                                                                                                      Item 17   [  ]         Item 18        [X]

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
                                                                                                                                                                                                                                                                   Not Applicable

FEC RESOURCES, INC. (formerly “FORUM ENERGY CORPORATION”)
FORM 20-F ANNUAL REPORT FISCAL YEAR 2011

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements.  Forward-looking statements represent our current expectations or forecasts of future events and are based on our management's beliefs, as well as assumptions made by and information currently available to them.  You can identify these statements by the fact that they do not relate strictly to historical or current facts.  These statements may include the words "anticipate," "believe," "budget," "estimate," "expect," "intend," "objective," "plan," “probable” "possible," "potential," "project" and other words and terms of similar meaning in connection with any discussion of future operating or financial performances.  Any references to we, our, us, Company, Corporation, or FEC refer to FEC Resources Inc,

Any or all of our forward-looking statements in this Form 20-F may turn out to be incorrect.  They can be affected by inaccurate assumptions, or by known or unknown risks and uncertainties.  Many of these factors, including the risks outlined under "Risk Factors," will be important in determining our actual future results, which may differ materially from those contemplated in any forward-looking statements.  These factors include, among others, the following:

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

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar
Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/12	1.00	1.04	0.97	0.99
Fiscal Year Ended 12/31/11	0.98	1.05	0.94	1.02
Fiscal Year Ended 12/31/10	1.03	1.08	0.99	0.99
Fiscal Year Ended 12/31/09	1.14	1.30	1.03	1.05
Fiscal Year Ended 12/31/08	1.07	1.31	0.98	1.22

The current rate of exchange was 1.01 on April 3, 2013

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	10/12	11/12	12/12	01/13	02/13	03/13
High	1.00	1.00	1.00	1.01	1.03	1.03
Low	0.98	0.99	0.98	0.98	1.00	1.02

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2012, , 2011 and 2010.  The information presented below for the two year period ended December 31, 2012 and 2011 is derived from our financial statements which were examined by our independent auditors.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/12 (‘000)	Year Ended 12/31/11 (‘000)	Year Ended 12/31/10 (‘000)
Revenue	$-	$-	$-
Net (Loss) Income	$(5,138)	$435	$(2,925)
Net (Loss) Income Per Share	$(0.01)	$0.00	$(0.01)
Diluted Net (Loss) Income Per Share	$(0.01)	$0.00	$(0.01)
Dividends Per Share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	439,144	439,144	437,555
Working Capital	$824	$1,242	$1,692
Resource Properties	$-	$-	$-
Long-Term Debt	$-	$-	$-
Shareholders’ Equity	$827	$5,965	$5,530
Capital Stock Shares (‘000)	439,144	439,144	439,144
Total Assets	$902	$6,356	$5,918

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

D.  Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We incurred a loss of $5,138,333 for the year ended December 31, 2012 and although we showed income of $435,290 for the year ended December 31, 2011, we have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $18,963,479 as at December 31, 2012.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2013.  We have no sources of revenue and only show income as a result of accounting for our equity share of profits of our associates.   As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2012 and 2011 and have no producing properties.  For the year ended December 31, 2011, although we showed net income of $435,290, $885,912 of the income was from our share of profits and loss of associates recorded on the equity basis. Our ability to continue as a “going concern” in the long term is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

Although We Believe We Have Sufficient Working Capital as of April 26, 2013 to Support Our Business in 2013, We May Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2012 and 2011 were $(422,144) and $(446,718), respectively. We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, or that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Value and Transferability of Our Shares May Be Adversely Impacted By the Limited Trading Market For Our Shares and the Penny Stock Rules.

There is only a limited trading market for our shares on the Pink Sheets (“Pink Sheets”).  There can be no assurance that this market will be sustained, or that we will be able to satisfy any future trading criteria that may be imposed by the Financial Industry Regulatory Authority (“FINRA”).

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  At April 26, 2013, we had 439,143,765 common shares outstanding.  We currently have 268,207,623 shares available to be sold pursuant to Rule 144. We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. No prediction can be made as to the effect, if any, that sales of shares of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.  A total of 268,207,623 are currently able to be resold under Rule 144.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 51% of our outstanding stock.

For instance, Philex Mining Corporation and its subsidiary Philex Petroleum Corporation may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

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

We do not own any properties or investments  with oil, natural gas or mineral reserves.  Our future oil, natural gas, or mineral reserves, production, and therefore, cash flow and income, as well as our success are highly dependent on success in finding or acquiring recoverable reserves by ourselves or through our investments and obtaining the financing necessary to acquire such reserves.  We cannot assure shareholders that we will be able to develop, exploit, find or acquire reserves to replace future production, if any.

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

We may, in the future, be unable to meet our share of costs incurred under joint venture agreements or other option or joint venture agreements to which we are, or may become a party, and we may have our interest in properties, in which we may acquire interests subject to such agreements, reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete recommended programs. In 2012, our equity interest in Lascogon Mining Corporation was diluted from 40% to 1.08% as we were unable to meet a capital call for a work program. We could be further diluted in the future should Lascogon issue more capital calls.

It Is Possible that Our Title for the Claims in Which We Have a Direct or Indirect Interest in Will Be Challenged By Third Parties.

Although we will attempt to ascertain the status of the title for any projects in which we have or will acquire a material direct or indirect interest, there is no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries, claims have been made and new claims are being made by aboriginal peoples, and other countries claming rights, that call into question the property rights granted by the governments of those countries.

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

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  Prior to May 18, 2005, we owned 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later in this document.  On May 18, 2005, we sold our interest in FEI to Forum Energy Plc (“FEP”) for shares of FEP and cash as more fully described later in this document.  We currently hold 24.05% of the issued and outstanding capital of FEP, and in addition we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that holds the rights to a 64 hectare license  which has been abandoned.  We also own a 1.08% interest in Mineral Production and Sharing Agreement 148 (“MPSA 148”), a gold exploration project, through Lascogon Mining Corporation in the Philippines.

We are engaged in the acquisition, exploration, and, when warranted, development of natural resource and mineral properties.  Although we currently are not the operator with respect to interests we hold, we are actively seeking projects where our involvement would be more than management and advisory.  We were focused on the development of one mineral license in the Philippines until December 31, 2010, however the project was determined to be not feasible based on our findings and therefore was fully impaired.  The license is held by Lascogon Mining Corporation (“Lascogon Mining”) which was acquired from Philex Gold Philippines Inc., a subsidiary of Philex Mining Corporation, our then largest shareholder.  In 2012, we received a capital call for approximately $2,400,000 for future work programs and as a result of not participating, we were diluted from 40% interest in Lascogon Mining to 1.08% interest.

Our head office is located at 46 Royal Ridge Rise NW, Calgary, Alberta T3G 4V2.  Our phone number is (403) 290-1676.

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, rely upon equity and/or debt financing to fund ongoing operations.  We have experienced large operating losses and cash outflows and, as such, our ability to continue as a “going concern” is dependent upon achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.  MMC had begun producing nominal quantities of iron ore which were expected to provide cash flow to us, but operations were shut down in 2006 for environmental reasons.  We have filed for a mineral production and sharing agreement covering the current and surrounding area which we believed would be granted and would have allowed production to resume.  To date the mineral production and sharing agreement has not been granted and the operations of MMC are still dormant and have been abandoned.

Recent Developments

In April 2009, we signed a loan agreement with our ultimate parent company,  Philex Petroleum Corporation.  The US$273,000  loan bore interest at the Libor rate  plus three percent and was repayable by 31 December 2010, though extendable upon agreement.  Interest was payable every six months.

On December 21, 2012, $312,432 was repaid representing the total principal and accrued interest.

In May 2012, we received a capital call from Lascogon Mining in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon Mining’s current deficit and to fund the upcoming work program and exploration budget.  We were given until December 21, 2012 to forward the requested funds or have our 40% interest diluted to 1.08%.  We did not forward funds and therefore our interest in Lascogon Mining was diluted to 1.08 percent.

The Philippines

We are currently pursuing exploration and development opportunities for oil, natural gas, gold, and copper in the Philippines through various companies in which we hold interests. FEP, in which we own a 24.05% equity interest, owns the oil and gas rights over a 8,800 square-kilometer block located in the West Philippine Sea. In addition FEP holds interests in various other concessions located in the Philippines.

We are involved in the exploration for gold and copper through our interest in Lascogon Mining Corporation.  The current mining exploration phase of the MPSA expires in January 2014 and it is uncertain whether a further 2 year extension will be granted.

Forum Energy Plc.

We currently own 24.05% of FEP. FEP was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.

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

SC 72 (Reed Bank) formerly GSEC101

The SC72 concession (Reed Bank), is located in the West Philippine Sea west of Palawan Island.

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

The interpretation of the surveys was carried out by Weatherford Petroleum Consultants ("Weatherford"). Weatherford's report identified a number of drilling locations.

Weatherford produced the following summary of unrisked resources initially in place:

Asset	Operator	Interest	Status	Licence area
Exploration license SC 72, West Philippnes Sea, Philippines	Forum (GSEC 101) Ltd for all properties	70%	Exploration	8800 sq-km

Contingent Resources

	Gross			Net Attributable
Oil & Liquids Contingent Resources	Low Estimate	Best Estimate	High Estimate	Low Estimate	Best Estimate	High Estimate	RF
Sampaguita segment 2	34	59	103	24	41	72	0.50
Sampaguita segment 4	3	6	12	2	4	8	0.50
Total for Oil & Liquids (“OIIP”) MMbbls	37	65	115	26	46	81

Gas Contingent Resources
Sampaguita segment 2	1348	2354	4110	944	1648	2877	0.50
Sampaguita segment 4	127	249	488	89	174	342	0.50
Total for Gas (GIIP) BCF	1475	2603	4598	1033	1822	3219

Prospective Resources

	Gross			Net Attributable
Oil & Liquids Prospective Resources	Low Estimate	Best Estimate	High Estimate	Low Estimate	Best Estimate	High Estimate	RF
Sampaguita segment 2	40	76	146	28	53	102	0.48
Sampaguita segment 4	34	61	110	24	43	77	0.45
North Bank prospect	43	83	160	30	58	112	0.16
Total for Oil & Liquids (“OIIP”) MMbbls	117	220	416	82	154	291

Gas Prospective Resources
Sampaguita segment 2	1603	3055	5821	1122	2139	4075	0.48
Sampaguita segment 4	1357	2441	4393	950	1709	3075	0.45
North Bank prospect	1706	3303	6398	1194	2312	4479	0.16
Total for Gas (GIIP) BCF	4666	8799	16612	3266	6159	11628

RF	- i. Risk Factor for Contingent Resources, which means the estimated chance, or probability, thatthe volumes will be commercially extracted.

- ii. Risk Factor for Prospective Resources, which means the chance or probability of discovering hydrocarbons in sufficient quantity for them to be tested to the surface. This, then, is the chance or probability of the Prospective Resource maturing into a Contingent Resource

MMbbls	- Million barrels
GIIP	- Gas initially in place
BCF	- Billion cubic feet
OIIP	- Oil and liquids initially in place

Weatherford prepared the summary using methods and terms in accordance with the Society of Petroleum Engineers guidelines.

The net attributable amounts represent FEP’s 70% interest in the estimated resources.

These pre-drill estimates of resources are based on certain assumptions and the information and interpretations currently available. There can be no assurances that these assumptions or estimates will prove to be accurate as future technical evaluations and results, including drilling results, could lead to variations or differ materially from those included in the report.

Forum was planning the execution of the second sub-phase work program at SC72 which was expected to involve the drilling of up to two wells before August 14, 2013.  On January 17, 2013 Forum announced that it had applied for an extension to the second-sub phase of SC72 from the Philippine Department of Energy.  On January 25, 2013 Forum announced that it was granted an extension until August 14, 2015 to complete the second sub-phase of SC72.

SC 72 is located in a area which is subject to a territorial dispute between the Chinese and the Philippine governments. There are discussions being held to  try and finds a commercial solution but any such commercial solution would require the full support of the Philippine government.

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

In 2012, FEP wrote down $25,400,000 of its investment in Service Contract 40 as a result of receiving a resource assessment from an independent competent person

2D Seismic Survey

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

In 2004, FEP carried out a feasibility study to determine the most commercially viable option for the development of the Libertad Gas Field.  The results of this work recommended a development plan using three (3) GTE generators, with a maximum of 3.0 MW.

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

During 2009 the Department of Energy approved the Gas Sale & Purchase Agreement in respect of the development of the Libertad Gas Field, thus enabling DESCO to proceed with plans for power generation.  Although not material to Forum’s revenues, first production commenced in February 2012. Revenues for 2012 were approximatedly $87,758. Further ventures to produce across this significant acreage are underway and Forum is planning to drill onshore wells in 2013.

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

On May 10 2011, FEP announced that it had come to a settlement with Basic Energy Corporation ("BEC") in relation to certain of its service contracts in the NW Palawan area, offshore Philippines.

In the course of an arbitration process, on 10 May 2011, BEC and Forum signed a settlement agreement (the "Agreement") in relation to disputes relating to BEC's share in the historical cost recoveries arising from Service Contract 14 A and B (Nido-Matinloc Blocks), Service Contract 14-C (Galoc Block), and other blocks of Service Contract 14 and Service Contract 6, pursuant to the Sale and Purchase Agreement executed by BEC and FEP on 3 April 2006 (the "SPA").

In February 2012, FEP announced that the settlement agreement was not completed because not all required third party consents were obtained within the agreed timeframe resulting in the process going into arbitration.

On June 21, 2012 FEP has disclosed that FEP and BEC have agreed to a settlement under which FEP shall pay BEC the amount of $2,400,000, which is the remaining balance of a $10,000,000 payment stipulated in the Sales and Purchase Agreement, plus an additional $2,000,000 with $1,000,000 of the $2,000,000 due within six months and the balance of the $2,000,000 due within eighteen months.

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

In 2007, further trenching, drilling, sampling and assays were conducted  on MPSA 148. These were done initially on the Lascogon and Danua areas, then later, surveying, drilling and sampling on the Nabago prospective area.

Exploration during fiscal 2009 on the Lascogon Project was limited to trenching activities as recommended by project consultant IRES to provide additional basis for resource estimation. Limited work was completed on the property during fiscal 2010.

We received a technical report in respect of the Lascogon Project in 2010 prepared by Mr. Dexter S. Ferriera (a senior geostatistician and mining engineer at Independent Resource Estimation or IRES) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. We evaluated the technical report and determined that the work completed on the Lascogon Project to date did not determine an economically viable gold reserve. Accordingly, we have fully written down our investment in Lascogon.

In May 2012, we received a capital call from Lascogon Mining in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon Mining’s current deficit and to fund the upcoming work program and exploration budget.  We were given until December 21, 2012 to forward the requested funds or have its 40% interest diluted to 1.08%.  We did not forward funds and therefore our interest in Lascogon Mining was diluted to 1.08 percent.

The current mining exploration phase of the MPSA expires on January 2014 and it is uncertain whether a further 2 year extension will be granted.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are  different from US GAAP (refer to the Auditors’ Report dated April 26, 2013).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2012, the Company held  $878,033 (2011 - $1,612,609) of cash denominated in U.S. dollars subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2012, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal Year Ended December 31, 2012 versus Fiscal Year Ended December 31, 2011 (IFRS 000’s)

We hold 8,550,200 shares (24.05%) of the capital of FEP, an AIM listed company which has a participating interest in 11 service contracts in the Philippines, three of which are in  production, one of which is in the development stage and seven of which are in the exploration and appraisal stage. FEP and ourselves are both subsidiaries of Philex Petroleum Corporation and are therefore affiliates of each other. We advise that: (i) the sole nature of our oil and gas activities is as a holder of 24.05% of the shares of FEP; and (ii) outside of information publicly made available by FEP, we are not privy to information of the status of FEP’s oil and gas activities on any of its projects.

FEP’s principal asset is the recently converted Service Contract 72 (“SC72”) (previously referred to as GSEC101), a petroleum license located offshore West of Palawan Island, Philippines. FEP  has completed a work program for the first sub-phase of SC72. The work program was designed to provide a more comprehensive valuation of the contract area and identify potential sites for appraisal wells.  The work program included 3D seismic work over an area of up to 550 km2 over and around the Sampaguita gas discovery, and 2,200 km of high resolution 2D over existing leads within the 8,800 km2 contract area. The seismic data is now under technical analysis. FEP’s share of the first sub-phase work program is estimated to cost up to approximately $7.4 million, and was funded through a $10 million facility agreement with Philex Mining Corporation (“Philex Mining”).

Forum was planning the execution of the second sub-phase work program at SC72 which was expected to involve the drilling of up to two wells before August 14, 2013.  On January 17, 2013 Forum announced that it had applied for an extension to the second-sub phase of SC72 from the Philippine Department of Energy.  On January 25, 2013 Forum announced that it was granted an extension until August 14, 2015 to complete the second sub-phase of SC72.

Lascogon Mining Corporation (“Lascogon”)

We  held a 40% interest in Lascogon, which is a party to Mineral Production Sharing Agreement No. 148 with the Government of the Philippines (“MPSA 148”) which covers an area of 2,306 hectares (the “Lascogon Project”).  The Lascogon Project has not been a core project of either us or our joint venture partner and the operator of the Lascogon Project, Philex Gold Philippines Inc. (“PGPI”), an affiliate of ours, and therefore very little activity was undertaken on the project from December 31, 2009 to December 31, 2011.

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

In May 2012, we received a capital call from Lascogon Mining in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon Mining’s current deficit and to fund the upcoming work program and exploration budget.  We were given until December 21, 2012 to forward the requested funds or have its 40% interest diluted to 1.08%.  We did not forward funds and therefore our interest in Lascogon Mining was diluted to 1.08 percent.

Metalore Mining Corporation (“Metalore”)

We continue to hold shares of the project joint venture company, Metalore but we have effectively abandoned the property that was previously held by the joint venture company.

Fiscal year ended December 31, 2012 versus December 31, 2011

Our consolidated accounts show loss for the year ended December 31, 2012 of $5,138,333 or $(0.01) per share, versus a income of $435,290 or $0.00 per share for the year ended December 31, 2011. General and Administration expense were $408,401 for the year ended December 31, 2012 versus $441,146 for the same period in 2011. We recorded amortization of $1,065 for the year ended December 31, 2012 versus $1,617 for the same period in 2011. Interest expense for the year ended December 31, 2012 was $10,642 versus $10,467 for the same period in the previous year. The difference was because of the interest on the outstanding advance from Philex Mining. Overall expenses were similar to those experienced in the previous year. For the year ended December 31, 2012 foreign exchange loss was $2,798 versus a loss of $1,983 for the year ended December 31, 2011.

Share of profits/(loss) in associates  in Lascogon, MMC and FEP was $(4,688,441) for the year ended December 31, 2012 versus $885,912 for the previous year as under the equity method of accounting the Corporation is required to report its share of net income or net loss in its statement of operations and reduce or increase its investment by the same amount. Our share of FEP’s loss was a large part of the share of profits/(loss) of associates.  In 2012, FEP wrote down $25,400,000 of its investment in SC40 as a result of receiving a resource assessment from an independent competent person.  Our equity share of loss related to the write down was $6,360,160, of which we recorded $4,688,441 in order to reduce the carrying value of our investment to $Nil with the remainder of this loss being unrecognized. The large difference in net income between 2012 and 2011 was attributable to recording our equity share of the loss of FEP .

Interest income was $877 for the year ended December 31, 2012 versus $991 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2011.

Fiscal year ended December 31, 2011 versus December 31, 2010

Our consolidated accounts show income for the year ended December 31, 2011 of $435,290 or $0.00 per share, versus a loss of $2,925,257 or $(0.01) per share for the year ended December 31, 2010. In 2010, as a result of determining that the Lascogon Project did not contain an economic reserve, we recorded an impairment of the capitalized project costs in the amount of $2,301,820. Thus, this impairment charge was the primary reason for the significant difference between the net income in 2011 and the net loss in 2010.

General and Administration expense were $441,146 for the year ended December 31, 2011 versus $516,563 for the same period in 2010. We recorded amortization of $1,617 for the year ended December 31, 2011 versus $1,489 for the same period in 2010. Interest expense for the year ended December 31, 2011 was $10,467 versus $10,975 for the same period in the previous year. The difference was because of the interest on the outstanding advance from Philex Mining. Overall expenses were similar to those experienced in the previous year. For the year ended December 31, 2011 foreign exchange loss was $1,983 versus a loss of $3,323 for the year ended December 31, 2010.

Share of profits/(loss) in associates  in Lascogon, Metalore and Forum Energy was $885,912 for the year ended December 31, 2011 versus $(100,843) for the previous year as under the equity method of accounting the Corporation is required to report its share of net income or net loss in its statement of operations and reduce or increase its investment by the same amount. Our share of Forum Energy’s income was a large part of the share of profits/(loss) of associates.

No shares of Forum Energy were sold to fund operations during 2011.

Interest income was $991 for the year ended December 31, 2011 versus $2,115 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2010.

Balance Sheet

Our current assets were $899,135 at December 31, 2012 versus $1,632,629 for the year ended December 31, 2011. The difference is mainly a result of the higher cash balance on December 31, 2011. Our assets reflect the value of FEP and Lascogon on an equity basis. These investments are both reflected at a carrying value of $Nil in the financial statements as at December 31, 2012.

Liquidity and Capital Resources (IFRS)

Our working capital position at December 31, 2012 was $824,497 versus working capital of $1,241,598 at December 31, 2011 and shareholders’ equity was $826,981 at December 31, 2012 (December 31, 2011 $5,965,314).

On April 27, 2009 we reached an agreement with Philex Mining whereby our anticipated 2009 operating budget would be covered by way of a loan in the amount of $273,000 from Philex Mining. Interest on the loan is at Libor plus 3%. The loan and accrued interest totaling $312,432 was repaid on December 21, 2012.

If necessary, we are able to sell our FEP shares on the London Stock Exchange Alternative Investment Market to meet our working capital needs. No shares of FEP were sold to fund operations during the year.

Cash used in operating activities for the year ended December 31, 2012 was $(406,459) versus $(438,538) for the same period in 2011 mainly as a result of the differences described in the results of operations above.

Cash used in investing activities was $Nil for the year ended December 31, 2012 versus $(1,792) for the previous year. The difference was not material.

Cash used in financing activities for the year ended December 31, 2012 was $(312,432) versus $Nil for the previous year.  On December 21, 2012, we repaid and outstanding loan and accrued interest to Philex Mining.

Capital Resources

In order to fully earn a 40% interest in the joint venture with Philex Gold Philippines Inc. (“PGPI”) on the Lascogon Project, we were required to fund a total of $1 million of the work program by October, 2006 which was completed. To maintain our 40% interest, we were required to pay for 40% of the ongoing work program or our position would be diluted.  In May 2012, we received a capital call from Lascogon Mining in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon Mining’s current deficit and to fund the upcoming work program and exploration budget.  We were given until December 21, 2012 to forward the requested funds or have our 40% interest diluted to 1.08%.  We did not forward funds and therefore our interest in Lascogon Mining was diluted to 1.08 percent.

We currently own 35% of Metalore, 1.08% of Lascogon and 24.05% of FEP. All but FEP require us to fund our share of any work programs in order to maintain our current equity holdings in each company. If FEP is required to raise additional funds through equity issuances then we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

Should we be unable to meet our share of the work programs then our holdings would be diluted down accordingly.  In 2007, we wrote off our investment in Metalore and in 2010, we wrote off our investment in Lascogon.

We will need to continue to raise funds through either debt, equity or the sale of assets until such time as we can find economically producible reserves. We don’t anticipate that we will require any additional funds for working capital for the fiscal year ended December 31, 2013, as we completed a private placement of 5,000,000 shares at $0.50 per share in January 2010 which is sufficient to cover operating costs for the foreseeable future.

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

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2012.

There were no changes to the accounting policies applied by the Company to each of the 2012 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2012.

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

Lascogon Contingent Consideration

There were 30,000,000 common shares of ours issued into escrow which are to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the investment; these shares are considered contingent consideration. These shares are to be released from escrow if the project is declared commercial and were deemed to have zero value when they were issued. Accordingly no liability has been recognized.

Functional Currency

We evaluated our functional currency and determined that the United States Dollar was our functional currency.  All accounts and transactions were converted into US dollars from the transition date to IFRS.  We  determined that the effective date of the change in functional currency under IFRS was March 11, 2003.

Share capital and investments were converted from January 1, 2003 as a result of the conversion to IFRS.

Recent  Accounting Related Pronouncements

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will or may have an effect on our future results and financial position:

Future Accounting Changes

IAS 27 Separate Financial Statements (“IAS 27”)

IAS 27 replaced the existing IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact of this standard on our financial statements.

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 was amended in 2011 and now includes the required accounting for joint ventures as well as the definition and required accounting for investments in associates. The standard sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Proportional consolidation is no longer an option for joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact of this amendment to IAS 28 on our financial statements.

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and is the first step to replace current IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. We are currently evaluating the impact of IFRS 9 on our financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and Standing Interpretations Committee (“SIC”)12 “Consolidation—Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact of this standard on our financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31 “Interests in Joint Ventures and SIC 13 Jointly Controlled Entities-Non‐Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact of this standard on our financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact of this standard on our financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”)

IFRS 13 defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently evaluating the impact of this standard on our financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

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

Name	Age	Position/Area of Experience/Function
Jose Ernesto Villaluna (2) (3) Andrew Mullins (1) Paul Wallace Carlo Pablo (1) (2)(3) Barry Stansfield Riaz Sumar (3) Renato Migrino (1) (2) Claro Ramirez	73 32 62 50 63 42 63 52
Director since February 2009, President and CEO from  August 2009 to November 2012.
Director since August 2009
Director since November 2012
Director since June 2010
Director since April 2003
Director, CFO, Secretary since May, 2005
Director, Treasurer since August 2009
Director since October 2011

(1)	Member of Audit Committee in 2012.

(2)	Member of Compensation Committee in 2012

(3)	Member of the Corporate Governance Committee in 2012

Information About our Directors and Officers

Mr. Jose Ernesto Director

A resident of Manila, Philippines, Mr. Villaluna has extensive experience with resource companies, and is currently director of Philex Mining Corporation; ISM Corporation; formerly President of Brixton Energy and Mining Corporation, Lascogon Mining Corporation; formerly President and COO of Philex Mining Corporation and Philex Petroleum Corporation.

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

Mr. Andrew Mullins, Director

Mr. Mullins was previously Vice President of NASDAQ-listed Tracer Petroleum Corporation and subsequently Forum Energy Corporation. He was a key figure in the reorganisation of shares of Forum Energy Corporation and admission of the Company to AIM in 2005. In 2006 Andrew was appointed Company Secretary of FEP and in 2008 as an Executive Director of the FEP. He holds a B.Eng (Hons) in Mechanical Engineering from University College London and is also a Director and Chief Executive Officer of PhiGold Plc and PhiGold Mining Limited.

Mr. Renato Migrino Director, Treasurer

A resident of the Philippines, Mr. Migrino is the Treasurer, Chief Financial Officer and Senior Vice President of Finance of Philex Mining Corporation, Director and CFO of Philex Gold Inc. Director and Treasurer of Brixton Energy and Mining Corporation, Lascogon Mining Corporation, Fidelity Stock Transfers Inc., Philex Insurance Agency Director of Mabuhay Vinyl Corporation, Philippines Gold Mining Company, Northern Luzon Exploration and Mining Co,, Silangan Mindanao Exploration Co. Inc., Silangan Mindanao Mining Co. Inc,

Mr. Paul Wallace

Mr Paul Frederick Wallace (age 62) is a Chartered Accountant and member of the Canadian Institute of Chartered Accountants.  He was appointed as the Chief Financial Officer of Hong Kong based First Pacific Company Limited from 1995 to 1997 and between 2003 and 2004.  He was appointed Group Finance Director to the Sanctuary Group plc between 2005 and 2008. Mr. Wallace was appointed as Chief Executive Officer of Blue Ocean Wireless Limited in May 2009, and as a Non-Executive Director of JPMorgan Global Emerging Markets Income Trust Plc in June 2010.  He is also the Finance Director of FEP,

Mr. Carlo Pablo, Chairman, President, Chief Executive Officer

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

Carlo Pablo, Paul Wallace, Andrew Mullins and Barry Stansfield are also directors of FEP.  Andrew Mullins serves as Corporate Secretary for FEP.

Jose Villaluna, Renato Migrino and Riaz Sumar serve as directors of Lascogon.

Jose Villaluna is a Director of Philex Mining Corporation and Renato Migrino is Treasurer, Chief Financial Officer and Senior Vice President for Finance of Philex Mining Corporation.

Carlo Pablo, Renato Migrino, and Jose Villaluna are directors of Philex Petroleum Corporation.  Mr. Pablo also serves as President and Chief Operating Officer and Mr. Migrino serves as Treasurer.

B.  Compensation.

We have recently agreed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

Jose Ernesto Villaluna	$1,000
Riaz Sumar	$7,000
Barry Stansfield	$1,000
Andrew Mullins	$1,000
Renato Migrino	$2,000
Paul Wallace	$1,000
Carlo Pablo	$3,000
Claro Ramirez	$1,000

None of our executive officers or directors received other compensation in excess of the lesser of US $25,000 or 10% of such Executive Officer's or Director’s cash compensation as reported in the compensation table below and all Executive Officers and directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table below.

No funds were set aside or accrued by us during the year ending December 31, 2012 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2012 and 2011 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2012

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$12,000	$0.00	$12,000
Riaz Sumar	$84,000	$0.00	$84,000
Edward Tortorici	$11,000	$0.00	$11,000
Jose Ernesto Villaluna	$34,000	$0.00	$34,000
Andrew Mullins	$12,000	$0.00	$12,000
Renato Migrino	$24,000	$0.00	$24,000
Claro Ramirez	$12,000	$0.00	$12,000
Carlo Pablo	$36,000	$0.00	$36,000
Paul Wallace	$1,000	$0.00	$1,000
Total	$226,000	$0.00	$226,000
(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Director Compensation for Fiscal Year ended December 31, 2011

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$12,000	$0.00	$12,000
Riaz Sumar	$84,000	$0.00	$84,000
Edward Tortorici	$12,000	$0.00	$12,000
Jose Ernesto Villaluna	$36,000	$0.00	$36,000
Andrew Mullins	$12,000	$0.00	$12,000
Renato Migrino	$24,000	$0.00	$24,000
Claro Ramirez	$ 2,645	$0.00	$2,645
Carlo Pablo	$36,000	$0.00	$36,000
Total	$218,645	$0.00	$218,645
(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

Our Board may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director.  Other than indicated above no Director received any additional compensation for his or her services including committee participation and/or special assignments.

Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

Options to Purchase Our or Our Subsidiaries’ Securities.

We have no options issued to purchase any of our subsidiaries securities.  Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2012 and none were issued or exercised in 2012 or 2011.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee are Renato Migrino, Andrew Mullins, and Carlo Pablo.  New members of our Audit Committee for 2013 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2012 were Jose Ernesto Villaluna, Renato Migrino, and Edward Tortorici.  Paul Wallace replaced Edward Tortorici and Carlo Pablo replaced Jose Villaluna on November 29, 2012.  Members of our Compensation Committee for 2013 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of the Corporate Governance Committee were Jose Ernesto Villaluna, Carlo Pablo and Riaz Sumar. Members of our Corporate Governance Committee for 2013 will  be appointed following our Annual and General Meeting of Shareholders.

D. Employees

As of December 31, 2012, we had no employees.

E.  Share Ownership

The following table lists as of April 2, 2013, the share ownership of our directors and executive officers.

The following table sets forth certain information as of April 2, 2013 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 46 Royal Ridge Rise NW, Calgary, AB, T3G 4V2.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on April 2, 2013 was 439,143,765.

Name of Director and/or Officer and number of shares held:	Number of Shares	Percent of Class
Jose Ernesto Villaluna *	-	-
Barry Stansfield	216,539	-
Renato Migrino *	-	-
Andrew Mullins	-	-
Edward Tortorici *	-	-
Carlo Pablo **	-	-
Riaz Sumar	10,000	-
Number of shares held by all Directors and Officers as a group:	226,539	-

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

On April 2, 2013, the shareholders’ list showed 583 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,165 representing 10.18% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 520.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are  controlled by Philex Mining Corporation and its subsidiary, Philex Petroleum Corporation. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of April 2, 2013:

Name	Number of Shares Owned	Percent of Class
Philex Petroleum Corporation *	225,000,000	51.24
CDS&Co**	49,975,291	11.38
CEDE & Co**	38,783,960	8.83
Asian Coast International	67,740,000	15.42
Indexa Corp***	30,000,000	6.83

* These shares are currently registered to Philex Mining Corporation, who has assigned the shares to Philex Petroleum Corportaion. The Company's records are currently being updated to reflect this transfer. Jose Ernesto Villaluna and Renato Migrino, both Directors of FEC Resources Inc., are officers or directors of Philex Mining Corporation.  Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and 20,000,000 shares were purchased in a private transaction at the same time.  In April 2010, Philex Mining Corporation received a further 5,000,000 shares pursuant to a private placement at $0.50 per share.  Carlo Pablo is a director of Philex Petroleum Corporation which is a subsidiary of Philex Mining Corporation.

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

As at April 2, 2013, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On April 2, 2013, the shareholders’ list showed 583 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,165 representing 10.18% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 520.

B.  Related Party Transactions

During the year ended December 31, 2012 general and administrative expenses included key management personnel compensation totaling $226,000 (2011: $218,645).

During the year ended December 31, 2012 the Company incurred an interest charge of $10,642 (2011: $10,467) on a loan from the parent of the Company.

Included in accounts payable and accrued liabilities at December 31, 2012 is $61 (December 31, 2011; $332) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2012, the Company owed Lascogon Mining Corporation $18,895 for audit fees paid on behalf of the Company for preparation of an annual report to be filed in the United States.

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

B.  Significant Changes/Developments

None

ITEM 9.  THE OFFER AND LISTING

A.  Listing Details and Markets

Our shares have traded on the OTC – Bulletin Board (“OTC.BB”) under the symbol “FECOF” since September 22, 1999 but in 2012 our shares were only listed on the Pink Sheets as a result of a lack of market makers.

The table below lists the high/low bid/ask prices on NASD/OTC.BB/Pink Sheets for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB/Pink Sheets Stock Annual Price History - Common Shares
(US Dollars)
Year Ended	High	Low
12/31/12	$0.05	$0.01
12/31/11	$0.07	$0.02
12/31/10	$0.04	$0.00
12/31/09	$0.01	$0.00
12/31/08	$0.03	$0.00

The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.
OTC Bulletin Board Stock Trading Activity - Common Shares
(US Dollars)
Quarter Ended	Volume	High	Low
3/31/13	4,449,500	0.02	0.01
12/31/12	2,116,800	0.02	0.01
9/30/12	15,708,600	0.03	0.01
6/30/12	8,910,600	0.05	0.02
3/31/12	4,416,300	0.04	0.02
12/31/11	9,478,982	0.03	0.02
9/30/11	6,149,806	0.04	0.02
6/30/11	5,212,210	0.04	0.02
3/31/11	38,146,676	0.07	0.02

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the OTC.BB.

OTC.BB Stock Monthly Price History - Common Shares
(US Dollars)
Month Ended	High	Low	Volume
3/31/13	0.01	0.01	960,200
02/28/13	0.02	0.01	2,332,200
01/31/13	0.02	0.01	1,157,100
12/31/12	0.01	0.01	764,900
11/30/12	0.02	0.01	825,200
10/31/12	0.02	0.01	526,700

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On April 2, 2013, the shareholders’ list showed 583 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,165 representing 10.18% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 520.

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

I.  Subsidiary Information

Not applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Currency Exchange Rate Sensitivity

The results of our operations are subject to currency translational risk, and currency transactional risk. Regarding currency translational risk, the operating results and financial position of our subsidiaries are reported in local currencies and then translated into Canadian dollars at the applicable exchange rate for preparation of our consolidated financial statements.  The fluctuation of the U.S. dollar and Philippine Peso in relation to Canadian dollar will therefore have an impact upon profitability of our operations and may also affect the value of our assets and the amount of shareholders’ equity.

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

Our Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report (the "Evaluation Date") and concluded they are not  effective as discussed below.

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

As of December 31, 2012, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties.; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2012 and communicated the matters to our management and board of directors.

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

Any effort to increase the size of the Board of Directors, appoint independent directors or personnel is conditional upon the Company raising additional capital.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only the management’s report in this annual report.

Changes in Internal Control over financial reporting

During the year ended December 31, 2012, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors, and the reserve evaluations prepared by our independent reserves evaluation engineering consultants.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee during 2012 were Andrew Mullins, Carlo Pablo and Renato Migrino.  New Audit Committee members will be appointed following our meeting of shareholders in 2013.

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

The Code of Ethics (in hard copy) is available for inspection in our headquarters during regular business hours and a copy can also be provided at no charge on request.

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

44

To better fulfill and implement the Board’s corporate governance policies, we have established a Corporate Governance Committee.  The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  The members of the Corporate Governance Committee are Jose Villaluna, Carlo Pablo and Riaz Sumar.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2012, an amount of $45,000 was accrued as a best estimate of fees to be billed by our external auditors BDO Canada LLP (“BDO”).  In 2011, BDO charged total fees of  $60,503 related to the audit of our annual financial statements for the year ended December 31, 2011.  There were no fees associated with the filing of taxes.

Audit Related Fees

We did not incur any audit related fees in either of the two fiscal years for assurance and related services by BDO that are related to the performance of their audit or review of our financial statements.

 Tax Fees

We did not incur any fees in either of the last two fiscal years for professional services rendered by BDO for tax compliance, tax advise and tax planning.

Our engagement of BDO was approved by the Audit Committee

ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

 Not Applicable.

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 Not Applicable.

ITEM 16 F.  CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

None.

ITEM 16 G.  Corporate Governance

 Not Applicable.

PART III

ITEM 16 H.  Mine Safety Disclosure

 Not Applicable.

ITEM 17. FINANCIAL STATEMENTS.

We have elected to report under Item# 18.

ITEM 18. FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 17 are found immediately below.

46

FEC RESOURCES INC.
Financial Statements
For the year ended December 31, 2012
(Expressed in United States dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada
INDEPENDENT AUDITOR'S REPORT

To the shareholders of FEC Resources Inc.

We have audited the accompanying financial statements of FEC Resources Inc., which comprise the statements of financial position as at December 31, 2012 and December 31, 2011 and the statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of FEC Resources Inc. as at December 31, 2012 and December 31, 2011 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2012, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
April 26, 2013

FEC RESOURCES INC.
STATEMENTS OF FINANCIAL POSITION
Expressed in United States Dollars

	December 31	December 31
	2012	2011
ASSETS
Current assets
Cash and cash equivalents (Note 6)	$878,033	$1,612,609
Receivables	2,491	1,568
Prepaid expenses	18,611	18,452
	899,135	1,632,629
Non-current assets
Property, plant and equipment (Note 7)	2,484	3,549
Investment in associates (Note 8)	-	4,720,167
	$901,619	$6,356,345

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade and accrued payables (Note 11)	$74,638	$89,241
Due to parent company (Notes 9 and 11)	-	301,790
	74,638	391,031
Shareholders’ Equity
Share capital (Note 10)	16,732,397	16,732,397
Contributed surplus (Note 10)	3,058,063	3,058,063
Deficit	(18,963,479)	(13,825,146)
	826,981	5,965,314
	$901,619	$6,356,345

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

/s/Carlo Pablo                                           /s/Riaz Sumar
Carlo Pablo                                                  Riaz Sumar
Director                                                        Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Expressed in United States Dollars

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2012	2011	2010
General and administrative expenses
General and administration (Note 12)	$408,401	$441,146	$516,563
Operating loss	(408,401)	(441,146)	(516,563)

Share of (loss) profits of associates (Note 8)	(4,688,441)	885,912	(100,843)
Gain (loss) on dilution of investment in associate (Note 8)	(31,726)	-	2,829
Finance expense (Notes 3, 9 and 11)	(10,642)	(10,467)	(10,975)
Impairment of investments (Note 8)			(2,301,820)
Interest income	877	991	2,115
(Loss) income before taxes	(5,138,333)	435,290	(2,925,257)
Income Taxes (Note 13)	-	-	-
Net (loss) income and total comprehensive (loss) income for the year	$(5,138,333)	$435,290	$(2,925,257)

Earnings / (loss) per common share (Note 16)
- Basic and diluted	$(0.01)	$0.00	$(0.01)

Weighted average number of shares outstanding	439,143,765	439,143,765	437,554,724

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CHANGES IN EQUITY
Expressed In United States Dollars
For the years ended December 31, 2012 and December 31, 2011

	Share capital	Contributed surplus	Warrants	Deficit	Total

Balance January 1, 2012	$16,732,397	$3,058,063	$-	$(13,825,146)	$5,965,314
Total comprehensive loss for the year	-	-	-	(5,138,333)	(5,138,333)
Balance December 31, 2012	$16,732,397	$3,058,063	$-	$(18,963,479)	$826,981

	Share capital	Contributed surplus	Warrants	Deficit	Total
Balance January 1, 2011	$16,732,397	$3,058,063	$-	$(14,260,436)	$5,530,024
Total comprehensive income for the year	-	-	-	435,290	435,290
Balance December 31, 2011	$16,732,397	$3,058,063	$-	$(13,825,146)	$5,965,314

	Share capital	Contributed surplus	Warrants	Deficit	Total
Balance January 1, 2010	$14,232,397	$2,832,666	$225,397	$	$5,955,281
Total comprehensive loss for the year	-	-	-	(2,925,257)	(2,925,257)
Warrants expired	-	225,397	(225,397)	-	-
Shares issued	2,500,000	-	-	-	2,500,000
Balance December 31, 2010	$16,732,397	$3,058,063	$-	$(14,260,436)	$5,530,024

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed In United States Dollars

	31-Dec	31-Dec	31-Dec
For the year ended	2012	2011	2010
Cash used in
OPERATING ACTIVITIES
Net (loss) income for the year	$(5,138,333)	$435,290	$(2,925,257)

Non-cash items included in loss
Amortization (Note 7)	1,065	1,617	1,489
Share of profits (loss) of associates (Note 8)	4,688,441	(885,912)	100,843
Loss (gain) on dilution of investment in associate (Note 8)	31,726	-	(2,829)
Accrued finance expense	10,642	10,467	10,975
Accrued finance expense	10,642	10,467	10,975
Impairment of investments	-	-	2,301,820
	(406,459)	(438,538)	(512,959)

Changes in working capital related to operating activities
Receivables	(923)	(320)	(320)
Prepaid expenses	(159)	(416)	(164)
Trade and accrued payables	(14,603)	(8,276)	37,386
Net cash used in operating activities	(422,144)	(446,718)	(476,057)

INVESTING ACTIVITIES
Additions to properties, plant and equipment, net (Note 7)	-	(1,792)	-
Net cash used in investing activities	-	(1,792)	-

FINANCING ACTIVITIES
Repayment of parent company loan	(312,432)	-	-
Shares issued	-	-	2,500,000
Net cash used in financing activities	(312,432)	-	2,500,000

Net increase(decrease) in cash	(734,576)	(448,510)	2,023,943
Cash – beginning of the year	1,612,609	2,061,119	37,176
Cash – end of the year	$878,033	$1,612,609	$2,061,119

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)

Note 1                      Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is engaged primarily in the business of exploration and development of oil and gas and other mineral related opportunities, either directly or indirectly through companies in which the Company invests.  The Company is not currently directly involved in any oil and gas or mineral related exploration activities.  The Company is listed in the United States on the Over-The-Counter Bulletin Board (“OTCBB”), having the symbol FECOF.

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

The financial statements were authorized for issue by the Board of Directors on April 26, 2013.

b) Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 2                      Basis of Preparation (continued)

c) Nature of Operations

The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control. The Company has not generated revenue from operations. The Company experienced a net loss of $5,138,333 during the twelve months-ended December 31, 2012 including its equity share of loss in Forum Energy Plc of $4,688,441, a non-cash expense. As of December 31, 2012, the Company has cash resources of $878,033 which is considered sufficient to meet its obligations for at least twelve months from the end of the reporting period.

Note 3                      Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

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
December 31, 2012
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

During the years ended December 31, 2012 and 2011 the Company did not recognize any write-down or impairment reversal of its investments.

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
December 31, 2012
(Stated in United States Dollars)
Note 3                    Summary of Significant Accounting Policies (continued)

b)      Property, plant and equipment (continued)

Depreciation

Property, plant and equipment is carried at cost less accumulated depreciation. The Company depreciates its computer equipment at the rate of 30% per annum utilizing the declining balance method.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

Impairment

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

Exchange gains and losses arising on the retranslation of monetary available-for-sale financial assets are treated as a separate component of the change in fair value and recognized in net income/loss. Exchange gains and losses on non-monetary available-for-sale financial assets form part of the overall gain or loss recognized in respect of that financial instrument.

Non-monetary assets and liabilities that are measured at historical cost are translated into United States dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into United States dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income/loss or other comprehensive loss consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
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
December 31, 2012
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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding on December 31, 2012 or December 31, 2011.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
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

Non-derivative financial assets that do not meet the definition of loans and receivables are classified as available-for-sale and comprise principally the Company’s investments in entities not qualifying as subsidiaries or associates. Available-for-sale investments are carried at fair value with changes in fair value recognized in other comprehensive income/loss. If there is no quoted market price in an active market and fair value cannot be readily determined, then available-for sale investments are carried at cost.

Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

The Company’s financial instruments consist of cash, other receivables, trade and accrued payables and due to parent company.

The Company has designated cash and other receivables as loans and receivables, which are measured at amortized cost. Trade and accrued payables and due to parent company are designated as other liabilities which are measured at amortized cost. Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.

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
December 31, 2012
(Stated in United States Dollars)

Note 3                      Summary of Significant Accounting Policies (continued)

h) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, demand deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of change in value.

i) Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

j) Finance income and expenses:

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

Note 4                     Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2012.

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will or may have an effect on the Company’s future results and financial position:

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
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

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and Standing Interpretations Committee (“SIC”) 12 “Consolidation—Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company is currently evaluating the impact of this standard on its financial statements.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)

Note 4                      Standards, Amendments and Interpretations Not Yet Effective (continued)

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities-Non‐Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The company is currently evaluating the impact of this standard on its financial statements.

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

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 5                   Critical Accounting Estimates and Judgments (continued)

i)	Lascogon Contingent Consideration – Note 8 (ii)

There were 30,000,000 common shares of the Company issued into escrow which are to be awarded to Indexa Corp., the vendor of the investment in Lascogon, upon the declaration of commerciality as full and final consideration for the investment; these shares are considered contingent consideration. These shares are to be released from escrow if the project is declared commercial and were deemed to have zero value when they were issued. Accordingly no liability has been recognized as the likelihood of the Lascogon being in a position to declare commerciality is remote.

ii)	Functional Currency

The Company evaluated its functional currency and determined that the United States Dollar was the functional currency of the Company.  All accounts and transactions were converted into US dollars from the transition date.  The Company determined that the effective date of the change in functional currency under IFRS was March 11, 2003.

Share capital and investments were converted from January 1, 2003.

iii)	Investments in Associates

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired. During the year ended December 31, 2012, the Company’s investment in Lascogon was diluted such that it was reclassified to Available-for sale investments as the Company determined that it no longer exerted significant influence over this investment. (Note 8).

Note 6                    Cash and Cash Equivalents

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 7                   Property, Plant and Equipment

Computer Equipment	December 31 2012	December 31 2011	December 31 2010
Cost
Opening Cost	$15,543	13,751	13,751
Additions	-	1,792
Ending Cost	15,543	15,543	13,751

Accumulated Depreciation
Opening Accumulated Depreciation	$(11,994)	(10,377)	(8,888)
Charge for the year	(1,065)	(1,617)	(1,489)
Ending Accumulated Depreciation	(13,059)	(11,994)	(10,377)

Carrying Value	$2,484	3,549	3,374

Note 8                   Investment in associates

The Company has the following investments accounted for using the equity method:

	December 31, 2012	December 31, 2011

Forum Energy plc (“FEP”)	$-	$4,720,167
Lascogon Mining Corporation	-	-
Metalore Mining Corporation	-	-
	$-	$4,720,167

i)	Investment in FEP

The investment in FEP is summarized as follows:
	Number of shares held	Amount

Balance, January 1, 2010	8,550,200	$3,944,051
Gain on dilution of investment	-	2,829
Equity share of loss from investment	-	(112,625)

Balance, December 31, 2010	8,550,200	3,834,255
Equity share of income from investment in FEP	-	885,912

Balance December 31, 2011	8,550,200	$4,720,167
Equity share of loss from investment in FEP (1)	-	(4,688,441)
Dilution loss on issuance of FEP shares	-	(31,726)
Balance, December 31, 2011	8,550,200	$-

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)

Note 8                   Investment in associates (continued)

i)	Investment in FEP (continued)

During the year ended December 31, 2012, FEP wrote down $25,400,000 of its investment in Service Contract 40 “SC40” as a result of receiving a resource estimate from an independent consultant.  The Company’s equity share of the losses incurred by FEP was in excess of the carrying value of the investment prior to recording the loss. However, in accordance with the guidance of IFRS, the Company has discontinued recording losses once the carrying value of the equity investment was reduced to zero. If FEP subsequently reports profits, the Company will resume recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

As at December 31, 2012 the Company’s interest in FEP was 24.05% and on December 31, 2011 it was 25.63%.

At December 31, 2012, the Company held 8,550,200 shares of FEP with a fair value of $11,750,369 (December 31, 2011: $7,002,736). The common shares of FEP are traded on the London Stock Exchange Alternative Investment Market (“AIM”).

FEP is related to the Company by virtue of three common directors and a common parent.

At December 31, 2011 FEP disclosed a contingent liability as the company was in an arbitration process with Basic Energy Corporation ("BEC") in relation to certain assets acquired from BEC. On June 21, 2012 FEP disclosed that FEP and BEC have agreed a settlement under which FEP shall pay BEC the amount of $2,400,000, which is the remaining balance of a $10,000,000 payment stipulated in the Sales and Purchase Agreement, plus an additional $2,000,000 with $1,000,000 of the $2,000,000 due within six months and the balance of the $2,000,000 due within eighteen months. The Company has not incurred any obligation to fund any of the settlement FEP reached with BEC.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 8                    Investment in associates (continued)

i)	Investment in FEP (continued)

Summarized Financial Information for FEP is as follows:

	December 31, 2012	December 31, 2011

Assets	$43,347,000	$61,322,000

Liabilities	$21,286,000	$13,893,000

Equity	$22,061,000	$47,429,000

Revenue	$4,522,000	$12,734,000

Net (loss) income for the year ended December 31	$(26,424,000)	$3,420,000

The Company’s investment in FEP does not reflect a 24.05% interest in the equity of FEP because of the foreign currency translation adjustments to Other Comprehensive Income/Loss prior to the transition to IFRS.

ii)	Investment in Lascogon Mining Corporation (“Lascogon”)

The investment in Lascogon is summarized as follows:

Amount

Balance, January 1, 2010	$2,290,038
Equity share of income from investment	11,782
Impairment of investment in Lascogon	(2,301,820)

Balance December 31, 2012 and December 31, 2011	$-

In December 2010, the Company wrote down its investment in Lascogon by an amount of $2,301,820 as a result of Lascogon determining that further development would not provide an acceptable return on investment.

30,000,000 common shares of the Company that were issued into escrow, to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the assignment of its rights to the Company, are considered contingent consideration and will be recorded as an additional cost of the investment, at fair value, should Lascogon reach commerciality, which, as at December 31, 2012 is not considered likely.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 8                      Investment in associates (continued)

ii)	Investment in Lascogon Mining Corporation (“Lascogon”) (continued)

In May 2012, the Company received a capital call from Lascogon in the amount of 100 million Philippine Pesos or approximately $2,400,000. The capital call was made to address Lascogon’s current deficit and to fund the upcoming work program and exploration budget. The Company was given until December 21, 2012 to forward the requested funds or have its 40% interest diluted to 1.08%. The Company did not forward funds and therefore its interest in Lascogon has been diluted to 1.08 percent with the result being that Lascogon is no longer considered an associate of the Company as the Company no longer exerts significant influence. Upon the dilution of its interest in Lascogon, the investment has been reclassified to an available for sale investment having a fair value of $Nil as at December 31, 2012.

In accordance with the original Heads of Agreement, the Company retained the right to buy back into Lascogon and re-establish its 40 percent interest but is required to pay a 400% penalty on funds it would have to advance.

As at December 31, 2012 Lascogon had approximately $3,668,000 of total assets comprised mostly of cash in the amount of $3,654,000. Lascogon had an immaterial loss for the year and advances due to related parties of approximately $4,087,000.

The Company is related to Lascogon by virtue of a common ultimate parent and three common directors.

iii)	Investment in Metalore Mining Corporation (“Metalore”)

The Company still holds 35% of Metalore Mining Corporation however the project has been abandoned and the company has no operations and accordingly the investment cost has been fully impaired.

Note 9                    Due to Parent Company

During the year ended December 31, 2009, the Company was advanced $273,000 by Philex Mining Corporation, the parent company of the group including the Company. The loan was unsecured, and was due on December 31, 2010 and bore interest at LIBOR plus 3 % per annum.  On December 31, 2011 the Company owed a total of $301,790 including accrued interest.  On December 20, 2012, the Company repaid $312,432 representing the loan and total accrued interest.

The interest rate on the loan as at December 31, 2011 was 4.07%.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 10                 Share Capital

a)  Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount

Balance, January 1, 2010	434,143,765	$14,232,397
Shares issued via private placement	5,000,000	2,500,000

Balance December 31, 2012, December 31, 2011 and December 31, 2010	439,143,765	$16,732,397

No preferred shares have been issued since the Company’s inception.

b) Contributed Surplus

Balance, January 1, 2010	$2,832,666
Unexercised warrants transferred to contributed surplus in 2010	225,397
Balance December 31, 2012, December 31, 2011 and December 31, 2010	$3,058,063

c) Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Warrants is used to recognize the value of warrant grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 10                 Share Capital – (continued)

d) Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately.

There were no stock options outstanding on December 31, 2012 and December 31, 2011 and none were issued between January 1, 2010 and December 31, 2012.

Note 11                 Related Party Transactions and Balances

During the year ended December 31, 2012 general and administrative expenses included key management personnel compensation totaling $226,000 (2011: $218,645; 2010: $242,000) (Note 12).

During the year ended December 31, 2012 the Company incurred an interest charge of $10,642 (2011: $10,467; 2010: $10,975) on a loan from the parent of the Company (Note 9).

Included in accounts payable and accrued liabilities at December 31, 2012 is $61 (December 31, 2011; $332) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2012, the Company owed Lascogon Mining Corporation $18,895 for audit fees paid on behalf of the Company for preparation of an annual report to be filed in the United States.

The Company’s parent company is Philex Mining Corporation, a company incorporated in the Philippines.

Related party transactions are measured at fair value.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 12                 Nature of Expenses

General and administration expenses include	December 31, 2012	December 31, 2011	December 31, 2010
Professional fees	$83,903	$128,786	$169,849
Bank charges	3,750	3,799	4,027
Listing and filing fees	20,024	20,983	19,904
Office and miscellaneous	62,673	59,470	64,045
Consulting (Note 11)	226,000	218,645	242,000
Engineering and geological expenses	8,188	5,863	11,926
Amortization	1,065	1,617	1,489
Foreign exchange	2,798	1,983	3,323
	$408,401	$441,146	$516,563

Note 13                   Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2012	December 31, 2011	December 31,2010
(Loss) Income before income taxes	$(5,138,333)	$435,290	$(2,925,257)

Tax expense (recovery) based on statutory rate of 25.0% (2011:26.5%, 2010: 28.5%)	(1,285,000)	115,000	(819,000)
Change in tax rates on deferred tax	-	(7,000)	88,000

Impact of foreign exchange on tax assets as a difference in functional currency	(35,000)	20,000	-
Foreign currency adjustment on non-monetary items	(49,000)	54,000	(118,000)
Non-deductible expenses	4,000	1,000
Non-taxable portion of capital loss (gain)	586,000	(111,000)	300,000
Changes in unrecognized deferred tax assets	779,000	(72,000)	549,000
Total income tax expense (recovery)	$-	$-	$-

Effective January 1, 2012, the Canadian Federal Corporate tax rate decreased from 16.5% to 15% while the Alberta provincial tax rate remained at 10%

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 13                   Income Taxes (continued)

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2012 are summarized as follows:

	December 31, 2012	December 31, 2011

Non-capital losses	$1,819,000	1,680,000
Investments	2,210,000	1,570,000
Unrecognized deferred tax assets	(4,029,000)	(3,250,000)
	$-	-

As at December 31, 2012, the Company had estimated non-capital losses for Canadian tax purposes of $7,278,000 which may be carried forward to offset future years’ taxable income. These losses will expire as follows:

Year of Expiry	Taxable Losses
2014	1,259,000
2015	1,708,000
2026	1,668,000
2027	38,000
2028	604,000
2029	500,000
2030	637,000
2031	447,000
2032	417,000
$ 7,278,000

The potential benefit of these carry-forward non-capital losses has not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
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

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at December 31, 2012, the Company held an insignificant amount of cash denominated in Canadian dollars subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2012, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 14                 Financial Instruments and Risk Management (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company did not have any borrowings outstanding as at December 31, 2012.

Commodity Price Risk

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

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2012 the Company’s accounts payable and accrued liabilities were $74,638, all of which fall due for payment within twelve months of the balance sheet date.  The Company has minimal long-term commitments.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2012
(Stated in United States Dollars)
Note 15                 Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements on credit facilities and to support any growth plans.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations. The Company monitors capital based on the debt to debt-plus-equity ratio. Debt is total debt shown on the balance sheet, less cash. Debt-plus-equity is calculated as debt shown on the balance sheet, plus total shareholders’ equity which includes share capital, warrants, contributed surplus and deficit. Currently the Company has no debt. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at December 31, 2012, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

Note 16                  Earnings (Loss) Per Share

Weighted Average Number of Common Shares

	December 31, 2012	December 31, 2011	December 31, 2010
Weighted average number of common shares (basic and diluted)	439,143,765	439,143,765	437,554,724

Note 17                  Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

Report of Independent Registered Public Accounting Firm

Board of Directors
Forum Energy plc
Chertsey, United Kingdom

We have audited the accompanying consolidated statement of financial position of Forum Energy plc as of 31 December 2012 and 2011 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended 31 December 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forum Energy plc at 31 December 2012 and 2011, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a loan of US$15 million falling due for repayment in November 2013 to a related party which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are described in Note1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/BDO LLP
BDO LLP
London, United Kingdom
5 April 2013

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2011
		Year ended	Year ended
		31 December	31 December
		2012	2011
	Note	US$’000	US$’000

Revenue		4,522	12,734

Cost of sales		(3,604)	(6,913)

Gross profit		918	5,821

Other income		1,804	-

Administrative expenses	3	(2,750)	(1,987)
Impairment of deferred exploration assets	4	(25,359)	-

Total operating expenses		(28,109)	(1,987)

(Loss)/profit from operations		(25,387)	3,834

Finance income	6	1	7
Finance expenses	7	(1,038)	(421)

(Loss)/profit before tax		(26,424)	3,420

Taxation	8	-	-

(Loss)/profit for the year		(26,424)	3,420

Total comprehensive (loss)/profit for the year		(26,424)	3,420

(Loss)/profit and total comprehensive (loss)/profit attributable to:
Owners of the Parent		(26,256)	3,457
Non-controlling interest		(168)	(37)

		(26,424)	3,420

		US Cents	US Cents
(Loss)/earnings per Ordinary Share (US cents) attributable to equity holders of the Parent
Basic and diluted	9	(73.9)	10.4
All of the results of the Group during the year relate to continuing activities.
The notes form an integral part of these consolidated financial statements.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2011

			Share			Non-	Total capital
	Share	Share	option	Retained		controlling	and
	capital	premium	reserve	deficit	Total	interest	reserves
Group	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as at 1 January 2011	5,982	50,964	438	(14,709)	42,675	1,334	44,009

Total comprehensive income for the year	-	-	-	3,457	3,457	(37)	3,420

Balance as at 31 December 2011	5,982	50,964	438	(11,252)	46,132	1,297	47,429

Total comprehensive income for the year	-	-	-	(26,256)	(26,256)	(168)	(26,424)

Transfer to retained deficit	-	-	(438)	438	-	-	-

Issue of shares	340	716	-	-	1,056	-	1,056

Balance as at 31 December 2012	6,322	51,680	-	(37,070)	20,932	1,129	22,061

Share capital represents the nominal value of shares issued. The share premium account holds the balance of consideration received in excess of the par value of the shares.

The share option reserve relates to the cumulative fair value of options charged to the statement of comprehensive income adjusted for transfer on exercise, cancellation or expiry. The transfer of $438,000 between share option reserve and retained deficit during 2012 is due to the exercise of all options during 2012.

The retained deficit is the cumulative net gains and losses recognised in the statement of comprehensive income adjusted for transfer on exercise, cancellation or expiry of options from the share option reserve.

The notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AT 31 DECEMBER 2012 AND 2011

		2012	2011
	Note	US$’000	US$’000

Assets:
Non-current assets
Property, plant and equipment	11	7,104	5,888
Intangible assets	12	28,051	50,730
Investments	13	11	24

Total non-current assets		35,166	56,642

Current assets
Inventories	14	70	57
Trade and other receivables	15	2,351	1,862
Cash and cash equivalents	20	5,760	2,761

Total current assets		8,181	4,680

Total assets		43,347	61,322

Liabilities:
Non-current liabilities
Loans - Related Party	16	-	6,000
Other liabilities and provisions	16	4,181	3,929

Total non-current liabilities	16	4,181	9,929

Current liabilities
Loans - Related Party -	16	15,000	-
Trade payable and other payables	16	2,105	3,964

Total current liabilities		17,105	3,964

Total liabilities		21,286	13,893

Total net assets		22,061	47,429

Capital and reserves attributable to equity holders of the Group
Share capital	17	6,322	5,982
Share premium	17	51,680	50,964
Share option reserve		-	438
Retained deficit		(37,070)	(11,252)
		20,932	46,132

Non-controlling interest		1,129	1,297

Total capital and reserves		22,061	47,429

The financial statements were approved and authorised for issue by the Board of Directors on 5 April 2013.

/s/Paul Wallace
Paul Wallace
Finance Director
The notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2011

		Year ended	Year ended
		31 December	31 December
		2012	2011
	Note	US$’000	US$’000

Cash flows from operating activities

(Loss)/profit before tax for the year		(26,424)	3,420
Adjustments for:
Depletion, depreciation and amortisation	11	2,039	4,718
Impairment charge	4	25,359	-
Loss/(gain) on financial assets )	7/6	13	(6)
Finance income )	6	(1)	(1)
Foreign exchange losses	7	456	160
Interest paid on loan facility	7	569	261

		2,011	8,552

Increase in trade and other receivables ) )		(489)	(711)
(Increase)/decrease in inventories )		(13)	362
Increase in trade and other payables		381	1,547
Increase in provisions and employee benefits		57	–

Net cash flows from operating activities		1,947	9,750

Investing activities:
Purchase of property, plant and equipment		(4,329)	(6,934)
Disposal of property, plant and equipment	11	–	1
Purchase of intangible assets	12	(3,903)	(8,100)
Finance income	6	1	1
Finance expense	7	(569)	(261)

Net cash from investing activities		(8,800)	(15,293)

Financing activities:
Issue of ordinary share capital (net of issue costs)	17	1,056	–
Loan drawn down - Related Party		9,000	6,000

Net cash from financing activities		10,056	6,000

Net increase in cash and cash equivalents		3,203	457

Cash and cash equivalents at beginning of the year		2,761	2,464

Exchange losses on cash and cash equivalents		(204)	(160)

Cash and cash equivalents at end of the year	20	5,760	2,761

The notes form an integral part of these consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2012 AND 2011

1  ACCOUNTING POLICIES

Basis of preparation
The principal accounting policies adopted in the preparation of the financial statements are set out below. The policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements of Forum Energy plc and its subsidiaries (together "the Group") have been prepared and approved by the Directors in accordance with International Financial Reporting Standards IFRSs and IFRIC interpretations, issued by the International Accounting Standards Board (‘IASB’) that are applicable to companies that prepare their financial statements under IFRS.

i) Going concern

The US$15 million three-year loan facility agreement (the "Philex Loan Facility") entered into between the Group and Philex Mining Corporation, the ultimate controlling party of the Company, is due for repayment on 24 November 2013.

In addition:

➢
On 15 February 2010, the Company was awarded the Service Contract over the SC72 licence area. The first sub-phase Work Programme was completed in March 2011. The second sub-phase Work Programme originally required a minimum spend commitment of US$6 million by 15 August 2013. On 9 January 2013, a two year extension was approved by the Philippines Department of Energy. All of this minimum spend commitment has yet to be spent as at 31 December 2012; and,

➢
Pursuant to a Compromise Agreement reached between the Company and Basic Energy Corporation ("Basic Energy") on 21 June 2012, the Company is required to make a final payment of US$1 million to Basic Energy during 2013.

Existing cash resources and revenue generated from the Galoc oil field are expected to be sufficient to allow the Group to meet the requirements of these commitments and overheads until repayment of the Philex Loan Facility falls due on 24 November 2013. At this point, further funds will be required to cover minimum spend requirements and overheads for the remainder of the 12-month going concern period.

Based on preliminary discussions with Philex Mining Corporation, and in view of the two-year extension granted for the second sub-phase by the Philippine Department of Energy, the board anticipates that the terms of the Philex Loan Facility will be renegotiated, which will provide sufficient funds for a period of at least 12 months. If renegotiation is unsuccessful, Management would consider other options including delaying existing contractual commitments, disposing of certain development properties, the farm-out of certain development properties or securitization of income streams to raise the necessary funds.

There can be no assurance that the Company will be successful in renegotiating the existing Philex Loan Facility with its ultimate controlling party and, as a result, whether such financing would be available when needed, or on favorable terms and conditions. If the Company cannot renegotiate its Philex Loan Facility, then the Company will need to raise additional funding to continue as a going concern and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

ii) Standards, amendments and interpretations effective in 2012:

The Group has adopted the following standards, amendments to standards and interpretations which are effective for the first time this year. The adoption of these standards and amendments has had no material effect on the Group's accounting policies:

Effective period commencing on or after

IFRS 7	Amendment – Transfer of Financial Asset	1 July 2011
IFRS 1	Amendment – Severe hyperinflation and removal of fixed dates	1 July 2011
IAS 12	Amendment – Recovery of Underlying Assets	1 January 2012

Certain new standards, amendments to standards and interpretations to existing standards have been published that are mandatory for the Group’s accounting periods beginning after 1 July 2012 or later periods to which the Group has decided not to adopt early when early adoption is available. These are:

Effective period commencing on or after

IAS 1 Amendment – Presentation of Items of Other Comprehensive Income	1 July 2012
IFRS 10 – Consolidated Financial Statements	1 January 2013
IFRS 11 - Joint Arrangements	1 January 2013
IFRS 12 - Disclosure of Interests in Other Entities	1 January 2013
IFRS 13- Fair Value Measurement	1 January 2013
IAS 27 - Separate Financial Statements	1 January 2013
IAS 28 - Investments in Associates and Joint Ventures	1 January 2013
IAS 19 – Employee Benefits	1 January 2013
IFRS 7 Amendment – Disclosures – Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 1 Amendment – Government Loans	1 January 2013
Improvements to IFRS (2009-2011 Cycle)	1 January 2013
IFRS 10, 11 and 12 Amendments – Transition Guidance	1 January 2013
IFRIC 20 - Interpretation – Stripping Costs in the Production Phase of a Surface Mine	1 January 2013
IAS 32 Amendment – Offsetting Financial Assets and Financial Liabilities	1 January 2014
IFRS 10,12 and IAS 27 Amendments – Investment Entities	1 January 2014
IFRS 9- Financial Instruments	1 January 2015

The Group is evaluating the impact of the above pronouncements but they are not expected to have a material impact on the Group’s earnings or shareholders’ funds.

Basis of consolidation
The consolidated financial statements present the results of the Group"). Inter-company transactions and balances between Group companies are therefore eliminated in full.

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

1 ACCOUNTING POLICIES – CONTINUED

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

Foreign currency
The functional and presentation currency of the Company and its subsidiaries is the US Dollar. Transactions entered into by each entitys in a currency other than the currency of the primary economic environment in which it operates (the ‘functional currency’) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the statement of financial position date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are similarly recognised immediately in the statement of comprehensive income.

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

Long-term loans with related parties are recognised initially at fair value and are subsequently stated at amortised cost.

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

When the technical and commercial feasibility of a mining or oil or gas project has been determined, the related expenditures will be transferred to property, plant and equipment as proved properties. Where a licence is relinquished, or a project is abandoned, or is considered to be of no further commercial value to the Group, the related costs will be written-off to the statement of comprehensive income.

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

Property, plant and equipment
Depletion and amortisation of proved oil and gas mining properties is provided over the estimated commercial life of each property and computed using the units of production method based on proved reserves as determined by experts appointed by the operator of the service contract. Depletion is included within cost of sales within the statement of comprehensive income. Depreciation is included within administrative expenses within the statement of comprehensive income.

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

1 ACCOUNTING POLICIES – CONTINUED

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

Inventories
Inventories are initially recognised at cost, and subsequently at the lower of cost and net realisable value. Net realisable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

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

Management have reviewed the recoverability of the assets and have impaired them accordingly.

Further information is included in Notes 4 & 12.

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

Impairment review – While conducting an impairment review of its assets, the Group makes certain judgements in making assumptions about the likelihood of licence conversion, the future prices, reserve levels and future development and production costs. Changes in the estimates used can result in significant charges to the statement of comprehensive income. This is performed solely for the purposes of considering the carrying value of the Group’s assets.

Legal proceedings and commercial disputes – In accordance with IFRS, the Group only recognises a provision where there is a present obligation from a past event, a transfer of economic benefit is probable and the amount of cost of the transfer can be estimated reliably. In instances where the criteria are not met, contingencies may be disclosed in the notes to the financial statements. Realisation of any contingencies not currently recognised or disclosed in the financial statements could have a material effect on the Group’s financial position. Application of this accounting principle requires the Management to make determinations about various factual and legal matters beyond their control. Among the factors considered in making decisions on provisions are the nature of the disputes and litigations, the progress of the cases, the opinions of legal advisers, experience of similar cases and any decision of the Group’s Management as to how it will respond to any such claim or litigation.

2 SEGMENT ANALYSIS
The Group has three reportable segments:

–	Producing assets
–	Exploration assets
–	Head office costs

The operating results of each of these segments are regularly reviewed by the Board of Directors in order to make decisions about the allocation of resources and assess their performance:

The segmental results for the year ended 31 December 2012 are as follows:

	Producing	Exploration	Head Office
	assets	assets	costs	Total
	US$’000	US$’000	US$’000	US$’000

Revenue	4,522	-	-	4,522
Cost of sales	(3,604)	-	-	(3,604)
Gross profit	918	-	-	918
Other income	1,804	-	-	1,804
Administrative expenses	(267)	(292)	(2,191)	(2,750)
Impairment charge of deferred exploration assets	-	(25,359)	-	(25,359)
Profit/(loss) from operations	2,455	(25,651)	(2,191)	(25,387)
Finance income	-	-	1	1
Finance expenses	141	(1,092)	(87)	(1,038)
Profit/(loss) for the year	2,596	(26,743)	(2,277)	(26,424)

The segmental results for the year ended 31 December 2011 are as follows:

	Producing	Exploration	Head Office
	assets	assets	costs	Total
	US$’000	US$’000	US$’000	US$’000

Revenue	12,734	–	–	12,734
Cost of sales	(6,913)	–	–	(6,913)
Gross profit	5,821	–	–	5,821
Administrative expenses	(135)	–	(1,852)	(1,987)
Profit/(loss) from operations	5,686	–	(1,852)	3,834
Finance income	–	–	7	7
Finance expenses	–	(261)	(160)	(421)
Profit for the year	5,686	(261)	(2,005)	3,420

The segmented assets and liabilities at 31 December 2012 are as follows:

	Producing	Exploration	Head Office
	assets	assets	costs	Total
	US$’000	US$’000	US$’000	US$’000

Total non-current assets	7,036	28,051	79	35,166
Total current assets	2,805	988	4,388	8,181
Total assets	9,841	29,039	4,467	43,347
Total non-current liabilities	-	(4,181)	-	(4,181)
Total current liabilities	(1,221)	(15,804)	(80)	(17,105)
Total liabilities	(1,221)	(19,985)	(80)	(21,286)
Net assets	8,620	9,054	4,387	22,061

2 SEGMENT ANALYSIS – CONTINUED

The segmented assets and liabilities at 31 December 2011 are as follows:

	Producing	Exploration	Head Office
	assets	assets	costs	Total
	US$’000	US$’000	US$’000	US$’000

Total non-current assets	5,811	50,730	101	56,642
Total current assets	3,173	418	1,089	4,680
Total assets	8,984	51,148	1,190	61,322
Total non-current liabilities	(15)	(9,914)	–	(9,929)
Total current liabilities	(3,685)	(213)	(66)	(3,964)
Total liabilities	(3,700)	(10,127)	(66)	(13,893)
Net assets	5,284	41,021	1,124	47,429
Other segmented items 31 December 2012 are as follows:

	Producing	Exploration	Head Office
	assets	assets	costs	Total
	US$’000	US$’000	US$’000	US$’000

Capital expenditure	2,860	2,213	76	5,149
Depreciation	2,030	-	9	2,039
Other segmented items 31 December 2011 are as follows:
	Producing	Exploration	Head Office
	assets	assets	costs	Total
	US$’000	US$’000	US$’000	US$’000

Capital expenditure	6,923	8,100	11	15,034
Depreciation	4,692	–	26	4,718

Revenue
All of the 2012 revenues (2011 – 100%) were generated from Philippine based assets the Galoc, Nido & Matinloc fields.

3 ADMINISTRATIVE EXPENSES BY NATURE

	Year ended	Year ended
	31 December	31 December
	2012	2011
	US$’000	US$’000

Fees payable to the Group’s Auditor for the audit of the Group’s annual accounts	45	45
Fees payable to the Group’s Auditor’s overseas member firm for the audit of the Group’s subsidiaries, pursuant to legislation	20	18
Directors’ emoluments	710	568
Employee salaries and other benefits	423	326
Depreciation and amortisation	39	27
Operating lease rentals	88	78

4 IMPAIRMENT OF DEFERRED EXPLORATION ASSETS

	Year ended	Year ended
	31 December	31 December
	2012	2011
	US$’000	US$’000

Impairment of Deferred Exploration Assets -	25,359

Having received a resource assessment from Petroleum Geo-Services Asia Pacific Pte Ltd, an independent competent person, the investment in SC40 was written down by US$25.4 million to US$3.25 million.

The remaining balance of US$3.25million is based upon the potential recovery from the Maya and Jibitnil projects.

5 SALARIES

	Year ended	Year ended
	31 December	31 December
	2012	2011
	US$’000	US$’000

Average number of employees (including Directors) are as follows:
Administration and finance	19	18
Technical	5	4

	24	22

	Year ended	Year ended
	31 December	31 December
	2012	2011
	US$’000	US$’000

Gross salaries (including Directors)	769	778
Fees (including Directors)	738	321
Employee benefits and social security costs	63	50

	1,570	1,149

Directors’ and senior management emoluments

				Year ended	Year ended
				31 December	31 December
		Social		2012	2011
	Salary	security	Fees	Total	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Directors’ emoluments
Paul F. Wallace	-	-	205	205	50
Andrew J. Mullins	-	-	203	203	191
Robert C. Nicholson	-	-	80	80	80
Barry Stansfield	47	5	-	52	77
Carlo S. Pablo	-	-	50	50	50
Roberto V. Ongpin	-	-	40	40	40
Edward Tortorici	-	-	40	40	40
Richard Beacher	-	-	40	40	40
	47	5	658	710	568
Senior management - Philippines
Jose Raymund Apostol	229	-	50	279	166

Total Key Management Personnel compensation	276	5	708	989	734

All Directors’ remuneration is paid in cash in accordance with their contracts. The highest paid Director was paid US$205,000 (2011: US$191,000) in the year.

There are no share-based payment charge during 2012, (2011: US$Nil).

6 FINANCE INCOME
	Year ended	Year ended
	31 December	31 December
	2012	2011
	US$’000	US$’000

Interest from bank deposit	1	1
Gain on Investments	-	6

	1	7

7 FINANCE EXPENSES

	Year ended	Year ended
	31 December	31 December
	2012	2011
	US$’000	US$’000

Foreign exchange losses	456	160
Loss on Investments	13	-
Interest paid on loan facility	569	261

	1,038	421

8 TAXATION

	Year ended	Year ended
	31 December	31 December
	2012	2011
	US$’000	US$’000

Current tax	-	–

Deferred tax credit	-	–

The charge for the year can be reconciled to the profit/(loss) per the statement of comprehensive income as follows:

(Loss)/profit on ordinary activities	(26,424)	3,420

Taxation on (loss)/profit on ordinary activities at the standard rate of corporation tax in the UK of 28%	(7,399)	906
Tax effect of income taxed at source	(1,266)	(2,689)
Tax effect of expenses disallowed for tax	8,116	862
Tax losses carried forward	493	1,012
Different tax rates applied to overseas jurisdictions	56	(91)

Tax credit for the year	–	–
Factors that may affect future tax charges
At 31 December 2012, the Group had UK tax losses of approximately US$8,085,000 (2011: US$ 5,948,000) carried forward. These losses are subject to agreement by UK HMRC. At 31 December 2012 the Group had Philippines tax losses US$6,824,595 (2011: US$7,189,000) which can be carried forward and applied against future profits when they are realised. Philippines’ basic corporation tax rate is 30%.

Philippine tax losses can only be carried forward for a maximum of three years. Tax losses currently carried forward are as follows:

2010 – US$3,540,000
2011 – US$1,895,000
2012 – US$1,409,205

A deferred tax asset of US$2,047,378 (2011: US$2,214,000) in respect of the Philippines tax losses carried forward and US$997,325 (2011: US$1,487,000) in respect of the UK tax losses has not been recognised due to the uncertainty that these tax losses will be utilisable against future taxable income.

9 (LOSS)/EARNINGS PER ORDINARY SHARE
(Loss)/earnings per Ordinary Share has been calculated using the weighted average number of shares in issue during the relevant financial periods.

The weighted average number of equity shares in issue for the period is 35,549,533 (2011: 33,364,533).

Loss for the Group attributable to the equity holders of the Group for the year US$26,256,000 (2011: Profit US$3,457,000).

The effect of the share options in issue under the Share Option Plan is anti-dilutive. See Note 17 for further details of share options in issue.

10 ADJUSTED (LOSS) / PROFIT

In order to show results from operating activities on a consistent basis, an adjusted earnings is presented which excludes certain items as set out below. It is emphasised that the adjusted earnings is a non GAAP measure. The Board of Forum consider the adjusted earnings to better reflect the underlying performance of the Group

	Year ended	Year ended
	31 December	31 December
	2012	2011
	US$’000	US$’000

(Loss)/profit for the Group	(26,256)	3,457
Adjustment:
Impairment of deferred exploration assets	25,359	-

Adjusted (loss)/profit for the year	(897)	3,457

11 PROPERTY, PLANT AND EQUIPMENT

		Transport	Furniture,	Tools
	Oil and gas	and motor	fixtures	and other
	costs	equipment	and fittings	equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000

Cost
At 1 January 2012	14,830	89	215	116	15,250
Additions	1,934	-	97	1	2,032
Transfer from intangible assets	1,223	-	-	-	1,223
At 31 December 2012	17,987	89	312	117	18,505

Depreciation
At 1 January 2012	9,019	29	198	116	9,362
Charge for the year	2,000	19	20	-	2,039

At 31 December 2012	11,019	48	218	116	11,401

Cost
At 1 January 2011	7,907	98	206	116	8,327
Additions	6,923	2	9	–	6,934
Disposals	–	(11)	–	–	(11)
At 31 December 2011	14,830	89	215	116	15,250

Depreciation
At 1 January 2011	4,327	20	191	116	4,654
Charge for the year	4,692	19	7	–	4,718
Disposals	–	(10	–	–	(10)
At 31 December 2011	9,019	29	198	116	9,362

Net book value
At 31 December 2012	6,968	41	94	1	7,104
At 31 December 2011	5,811	60	17	–	5,888
At 31 December 2010	3,580	78	15	–	3,673

12 INTANGIBLE ASSETS

	Unevaluated	Unevaluated
	oil, gas	oil, gas
	and mining	and mining
	costs	costs
	US$’000	US$’000
	2012	2011

Cost and net book value
At 1 January	50,730	42,630
Additions	3,903	8,100
Transfer to tangible assets	(1,223)	-
Impairment	(25,359)	-

At 31 December	28,051	50,730

The unevaluated oil, gas and mining costs relate to the acquisition of the Group’s assets in the Philippines.

The net book value of assets included within intangible assets are as follows:

SC40	– US$3,250,000 (2011: US$29,024,000)
SC72	– US$23,765,000 (2011: US$21,474,000)
Others	– US$1,036,000 (2011: US$232,000)

The Group have considered the intangible assets for indications of impairment and have impaired the SC40 assets to reflect their recoverable amount (Note 4).

13 INVESTMENTS
	2012	2011
	US$’000	US$’000

Cost
At 1 January	24	18
Revaluation	(13)	6

At 31 December	11	24
Group investments are shares held in FEC Resources Inc., a listed company, held at respective fair values on 31 December 2012 and 31 December 2011.

The principal subsidiaries of the Company, all of which have been included in these consolidated financial statements and are engaged in the exploration for and development of oil and gas assets, are as follows:

		Proportion of ownership
		interest and ordinary
	Country of	share capital held
Name	incorporation	2012	2011

Forum Philippine Holdings Limited	Jersey	100%	100%
Forum (FEI) Limited	Jersey	100%	100%
Forum (GSEC101) Limited(1)	Jersey	100%	100%
Forum (Nido Matinloc) Limited	Jersey	100%	100%
Forum Exploration Inc	Philippines	66.67%	66.67%
Forum Energy Philippines Corporation	Philippines	100%	100%

(1)	Forum (GSEC101) Limited has established a registered branch office in the Philippines.

14 INVENTORIES

	2012	2011
	US$’000	US$’000

Oil inventories	70	–
Materials and supplies	-	57

	70	57

15 RECEIVABLES

	2012	2011
	US$’000	US$’000

Trade receivables	1,779	1,546
Prepayments	357	198
Other receivables	215	118

	2,351	1,862
Included within other receivables are amounts relating to recoverable VAT and amounts in respect of expenditure on future projects.

No trade receivables are impaired or past due as at the reporting date (2011: US$nil).

16 LIABILITIES

	2012	2011
Current	US$’000	US’000

Loans - Related Party	15,000	-
Trade payables	272	388
Other payables	1,619	3,445
Employee benefits	175	118
Tax payable	39	13

	17,105	3,964
The loan facility of U$15 million from Philex Mining Corporation which is the majority shareholder and ultimate controlling party of the Group, was entered into on 24 November 2010 and is available for a three year period with an interest charge of US LIBOR + 4.5% on funds borrowed

Included in other payables is an amount of US$1,000,000 (2011: US$3,297,357) relating to additional costs on the acquisition of Basic Petroleum & Mineral Inc. (now Forum Energy Philippines Corporation) payable out of future Galoc oil field revenues.

All amounts fall due for payment within one year.

Non-current liabilities

Loans - Related Party	-	6,000
Provisions	4,181	3,915
Decommissioning liabilities	-	14

	4,181	9,929
Included in provisions is the following:

Advances contingently repayable of up to US$4.181 million (2011: US$3.915 million) are due to Forum Pacific, Inc. out of the Group’s share of future net income generated from licence SC40. Should SC40 not generate net income from the licence, then the advances contingently repayable will be forfeited. The timing of such repayments is dependent upon future field production performance of ongoing prospects under future exploration of SC40 and cannot be accurately determined at this stage. The provision is in Philippine Peso and any movement during the year is due to changes in exchange rate only.
17 SHARE CAPITAL
Allotted, called up and fully paid.

	2012	2012	2011	2011
	Number	US$’000	Number	US$’000

At 1 January	33,364,533	5,982	33,364,533	5,982
Additions - share options exercised –	2,185,000	340	–	-

At 31 December	35,549,533	6,322	33,364,533	5,982

17 SHARE CAPITAL – CONTINUED
	Authorized number		Allotted, share called up and fully paid	Premium
	of 10p each	Number	US$	US$

At 1 January 2011	100,000,000	33,364,533	5,981,378	50,963,740

At 31 December 2011	100,000,000	33,364,533	5,981,378	50,963,740
25 May 2012 (1)	-	1,760,000	274,560	576,576
30 May 2012 (2)	-	425,000	66,300	139,230

At 31 December 2012	100,000,000	35,549,533	6,322,238	51,679,546
(1) On 25 May 2012 the Company issued 1,760,000 Ordinary Shares of 10p each under the share-option plan for 31p per share
(2) On 30 May 2012 the Company issued 425,000 Ordinary Shares of 10p each under the share-option plan for 31p per share

All of the shares in issue have equal voting rights.

Share-based payments

On 1 August 2005, the Company implemented a Share Option Plan (the Plan) with three sub-plans (the sub-plan). Under the terms of the Plan the Company can issue up to 16% of the outstanding issued stock of the Company.

At 31 December 2012, the following share options were outstanding in respect of the Ordinary Shares:

			Number of	Number of
	Outstanding		options	options		Outstanding
	as at	Granted	surrendered	cancelled	Exercised	as at
	1 January	during	during	during	during	31 December	Final
Exercise price	2012	the year	the year	the year	the year	2012	expiry dates

£0.31 (US$0.48)	2,195,000	-	-	10,000	2,185,000		Dec 2018

All options were either exercised or cancelled during 2012, therefore there are no options outstanding at 31 December 2012.

At 31 December 2011, the following share options were outstanding in respect of the Ordinary Shares:

			Number of	Number of
	Outstanding		options	options		Outstanding
	as at	Granted	surrendered	cancelled	Exercised	as at
	1 January	during	during	during	during	31 December	Final
Exercise price	2011	the year	the year	the year	the year	2011	expiry dates

£0.31 (US$0.48)	2,195,000	–	–	–	–	2,195,000	Dec 2018

Expense arising from share-based payments
Based on the above fair values and prior year awards and the Group’s expectations of employee turnover, the 2012 expense arising from equity-settled share options and share awards made to employees was Nil (2011: US$Nil). There were no other share-based payment transactions.

18 COMMITMENTS

At 31 December 2012, the Group had commitments totalling US$2.9 million in operational and exploration expenditure, for the Galoc Phase 2 upgrades and second sub-phase programme over Service Contract SC72 (‘SC72’) (31 December 2011: US$6 million).

19 FINANCIAL COMMITMENTS

Future commitments under non-cancellable operating leases are as follows:

	Land and	Land and
	buildings	buildings
	2012	2011
	US$’000	US$’000

Operating leases with an option to terminate within one year	30	23

20 CASH FLOW NOTES

	2012	2011
	US$’000	US$’000

Cash and cash equivalents comprise:
Cash available on demand	5,760	2
Short-term deposits	-	2,759

	5,760	2,761

21 FINANCIAL INSTRUMENTS
Financial Assets

	Loans and receivables
	2012	2011
	US$’000	US$’000

Cash and cash equivalents	5,760	2,761
Trade and other receivables	2,351	1,862
Other financial assets	-	-

	5,760	4,623

21 FINANCIAL INSTRUMENTS – CONTINUED
Financial liabilities

	Financial liabilities at amortised cost
	2012	2011
	US$’000	US$’000

Trade and other payables	2,105	3,964
Loans - Related Party	15,000	6,000

Total financial liabilities	17,105	9,964

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

The Group is exposed through its operations to the following financial risks:

•	cash flow interest rate risk
•	foreign currency risk
•	liquidity risk
•	credit risk
•	price risk

The policy for each of the above risks is described in more detail below.

The principal instruments used by the Group from which financial instruments risk arises are as follow:

•	trade and other receivables
•	cash and cash equivalents
•	trade and other payables
•	long-term borrowings

The fair value of all the Groups financial assets and liabilities is approximate to their carrying values.

Cash flow interest rate risk
The Group manages the interest rate risk associated with the Group’s cash assets by ensuring that interest rates are as favourable as possible, through the use of bank treasury deposits, whilst managing the access the Group requires to the funds for working capital purposes.

At the year end the Group had a cash balance of US$5,760,000 (2011: US$2,761,000) which was made up as follows:

	2012	2011
	US$’000	US$’000

British Pounds Sterling	72	42
US Dollars	5,632	2,694
Philippine Peso	56	25

Included above are amounts of US$5,030,000 (2011: US$812,000) held within variable rate deposit accounts. Interest rates are 0% to 0.15% based on bank interest rates.

The Group received interest for the year as follows:

	2012	2011
	US$’000	US$’000

Interest from bank deposits	1	1
The Group paid interest for the year as follows:

	2012	2011
	US$’000	US$’000

Interest paid on loan facility	656	261

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

At 31 December 2012 and 2011, the currency exposure of the Group was as follows:

			Philippine
	US Dollar	UK Sterling	Peso	Total
	US$’000	US$’000	US$’000	US$’000

At 31 December 2012
Cash and cash equivalents	5,632	72	56	5,760
Trade and other receivables	1,984	245	122	2,351
Trade and other payables	(1,833	(79	(193	(2,105
Loans - Related Party	(15,000	-	-	(15,000

Net assets/(liabilities)	(9,217	238	(15	(8,994

At 31 December 2011
Cash and cash equivalents	2,694	43	24	2,761
Trade and other receivables	1,764	84	14	1,862
Trade and other payables	(3,606	(66	(292	(3,964
Loans - Related Party	(6,000	-	-	(6,000

Net assets/(liabilities)	(5,148	61	(254	(5,341

Liquidity risk

Liquidity risk arises from the Group’s management of working capital.

The Group’s policy is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due, to achieve this the Group has arranged a US$15 million facility to continue to achieve this policy.

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

The contractual undiscounted amounts of financial liabilities are repayable as follows:

	2012	2011
	US$’000	US$’000

1 month	901	1,295
2–3 months	-	45
4–6 months	-	–
6–12 months	16,204	2,624

	17,105	3,964

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or a counter-party of a financial instrument fails to meet its contractual obligations.
The Group is mainly exposed to credit risk from credit sales.

The Group currently has only two customers which are both Philippine-based oil companies. Costs of production are deducted prior to payment of the Groups share; therefore any losses would be limited to the net share of revenues. The two customers, which account for 100% of the Group’s revenues, are Galoc Production Company and The Philodrill Corporation.

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions. The majority of the Group’s deposits are held with two different International banks in the UK and in the Philippines. The Group’s deposits are held with an international bank, in which the UK government holds a majority shareholding, which the Board considers gives a high level of security.

Maximum exposure to credit risk

The Group’s maximum exposure to credit risk by class of financial instrument is shown in the table below:

	2012	2012	2011	2011
	Carrying	Maximum	Carrying	Maximum
	value	exposure	value	exposure
	US$’000	US$’000	US$’000	US$’000

Cash and cash equivalents	5,760	5,760	2,761	2,761
Trade and other receivables	2,351	2,351	1,862	1,862

	8,111	8,111	4,623	4,623

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

Up to 2010 the Group had minimised risk by being purely equity financed, or by agreeing partnerships for the development of its portfolio of hydrocarbon assets. In 2010 the Group agreed a loan facility (Note 22) to redress the reasonable balance between debt and equity.

22 RELATED PARTY TRANSACTIONS
During the year the following related party transactions occurred within the Group:

Philex Mining Corporation is the majority shareholder through direct and indirect shareholdings in the Company and the ultimate controlling party of the Group.

In 2010 Forum Philippines Holdings Ltd, a wholly-owned subsidiary of the Group, entered into a US$10 million Facility Agreement (‘the Facility’) with Philex Mining Corporation on 24 November 2010. The facility was increased to US$15 million during 2012.

The Facility will be available for a three year period from the 24 November 2010 and funds can be borrowed at an interest rate of US LIBOR + 4.5%. During 2012 an additional US$9 million was drawn down (2011 - US$6 million drawn down) to enable the Group to fund its 70% share of the work programme over Service Contract 72 (‘SC72’). Obligations arising from funds drawn under this Facility are not convertible into the Group’s or Forum Philippines’ Ordinary Shares.

Amounts due to Philex Mining Corporation in respect of this facility agreement as at 31 December 2012 amounted to US$15,000,000 (2011: US$6,000,000). Interest charged for use of the facility during the year was US$569,347 (2011: US$261,952).

23 CONTINGENT LIABILITIES

The Group reached a settlement agreement on potential additional consideration in relation to assets previously acquired with Basic Energy during 2012. The Group has no further contingent liabilities.

24 POST REPORTING DATE EVENTS

On 9 January 2013, the Group was granted an extension to the second sub-phase of Service Contract 72. Consequently, the deadline for completion of the second sub-phase, comprising the drilling of two appraisal wells, has now been extended by two years to 14 August 2015.

No other significant post reporting date events requiring disclosure or adjustment occurred.

ITEM 19.  EXHIBITS

Number	Description
1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *
1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *
4.1	Consulting Agreement dated March 1, 2004 between the Company and David Robinson *;
4.2	Consulting Agreement dated March 1, 2004 between the Company and Barry Stansfield *;
4.3	Consulting Agreement dated November 23, 2003 between the Company and Larry Youell *;
4.4	Consulting Agreement dated March 1, 2004 between the Company and David Wilson *
4.5	Consulting Agreement dated March 1, 2004 between the Company and David *;
4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *
4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *
4.8	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *
4.9	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *
11.	Code of Ethics *;
12.1	Certification by the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);
12.2	Certification by the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.1	Certification by the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.2	Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEC Resources Inc.

Date:April 26, 2013	By:	/s/ Carlo Pablo
	Name:	Carlo Pablo
	Title:	President and Chief Executive Officer