Form 20-F
period 2013-12-31
FEC Resources Inc.
filed 2014-04-29
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2013

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

203, 200 Barclay Parade S.W., Calgary, Alberta, T2P 4R5
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
Common Stock, without par value

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

Item 17	[ ]	Item 18	[ X ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	[ ]	No	[X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

FEC RESOURCES, INC.
FORM 20-F ANNUAL REPORT FISCAL YEAR 2013

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

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar
Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/13	1.03	1.07	0.98	1.06
Fiscal Year Ended 12/31/12	1.00	1.04	0.97	0.99
Fiscal Year Ended 12/31/11	0.98	1.05	0.94	1.02
Fiscal Year Ended 12/31/10	1.03	1.08	0.99	0.99
Fiscal Year Ended 12/31/09	1.14	1.30	1.03	1.05

The current closing rate of exchange was 1.0981 on April 4, 2014.

Table No. 3(A)(2)
U.S. Dollar/Canadian

	10/13	11/13	12/13	01/14	02/14	03/14
High	1.05	1.06	1.07	1.12	1.11	1.12
Low	1.03	1.04	1.06	1.06	1.10	1.10

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2013, 2012 and 2011.  The information presented below for the three year period ended December 31, 2013, 2012 and 2011 is derived from our financial statements which were examined by our independent auditors.  Financial data cannot be provided for the fiscal years ended December 31, 2010 and December 31, 2009 on a restated basis without unreasonable effort and expense. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/13 (‘000) - except per share data	Year Ended 12/31/12 (‘000) - except per share data	Year Ended 12/31/11 (‘000) - except per share data
Revenue	$-	$-	$-
Net (Loss) Income	$(367)	$(5,138)	$435
Net (Loss) Income Per Share	$(0.00)	$(0.01)	$0.00
Diluted Net (Loss) Income Per Share	$(0.00)	$(0.01)	$0.00
Dividends Per Share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	439,144	439,144	439,144
Working Capital	$458	$824	$1,242
Resource Properties	$-	$-	$-
Long-Term Debt	$-	$-	$-
Shareholders’ Equity	$460	$827	$5,965
Share Capital	$16,732,397	$16,732,397	$16,732,397
Capital Stock Shares (‘000)	439,144	439,144	439,144
Total Assets	$502	$902	$6,356

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

D.  Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We incurred a loss of $(366,756) for the year ended December 31, 2013 (2012 - $5,138,333) and although we showed income of $435,290 for the year ended December 31, 2011, we have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $19,330,235 as at December 31, 2013.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2014.  We have no sources of revenue and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2013 and 2012 and have no producing properties.  For the year ended December 31, 2011, although we showed net income of $435,290, $885,912 of the income was from our share of profits and loss of associates recorded on the equity basis. Our ability to continue as a “going concern” in the long term is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

Although We Believe We Have Sufficient Working Capital as of April 4, 2014 to Support Our Business in 2014, We May Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2013 and 2012 were $(397,652) and $(432,786), respectively.  We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Value and Transferability of Our Shares May Be Adversely Impacted By the Limited Trading Market For Our Shares and the Penny Stock Rules.

There is only a limited trading market for our shares on the OTCQB.  There can be no assurance that (a) we will continue to be listed on the OTCQB, due to enhanced listing requirements that are being implemented by OTC Markets in 2014, (b) this market will be sustained, or (c) that we will be able to satisfy any future trading criteria that may be imposed by the Financial Industry Regulatory Authority (“FINRA”).

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  At April 4, 2014 we had 439,143,765 common shares outstanding.  We currently have 268,207,623 shares eligible to be resold pursuant to Rule 144. We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. No prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

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

It Is Possible that Our Title for the Claims in Which We Have a Direct or Indirect Interest in Will Be Challenged By Third Parties.

Although we will attempt to ascertain the status of the title for any projects in which we have or will acquire a material direct or indirect interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title.  Also, in many countries, claims have been made and new claims are being made by aboriginal peoples, and other countries claiming rights that call into question the property rights granted by the governments of those countries.

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

Our head office is located at 203, 200 Barclay Parade SW, Calgary, Alberta T2P 4R5.  Our phone number is (403) 290-1676.

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

 None

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

We are involved in the exploration for gold and copper through our interest in Lascogon Mining Corporation. The current mining exploration phase of the MPSA expired in January 2014 and it is uncertain whether a further 2 year extension will be granted.

Forum Energy Plc.

We currently own 24.05% of FEP. FEP was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.  The current holdings of FEP are based mainly in the Philippines and include:

•	70% interest in Service Contract 72 Reed Bank (SC 72), an offshore license which contains the Sampaguita Gas Field as well as several additional oil and gas leads;

•	66.7% interest in Service Contract 40 North Cebu (SC 40), an onshore and offshore license which contains the onshore Libertad Gas Field and Maya discovery and several other prospects; and

•	2.27% interest in Service Contract 14C1 Galoc (SC 14C1 Galoc), an offshore license which contains the producing Galoc Field.

SC 72 Reed Bank (formerly previously  Geophysical Survey and Exploration Contract No. 101 (“GSEC101))

The SC72 Reed Bank concession is located in the West Philippine Sea west of Palawan Island.

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

In 2008,  FEP finalized farm-out of a 30% interest in the license to a local partner Monte Oro Resources & Energy, Inc. (Monte Oro) in which FEP benefited from an immediate cash payment of $1.7million, securing Monte Oro’s involvement and thereby qualifying the Joint Venture for the Filipino Participation Incentive Allowance (FPIA) which entitles the Company to 7.5% of gross revenues, prior to sharing revenues with the government.

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

The interpretation of the surveys was carried out by Weatherford Petroleum Consultants (“Weatherford”).  Weatherford’s report identified a number of drilling locations.

FEP was planning the execution of the second sub-phase work program at SC72 which was expected to involve the drilling of up to two wells before August 14, 2013.  On January 17, 2013 FEP announced that it had applied for an extension to the second-sub phase of SC72 from the Philippine Department of Energy.  On January 25, 2013 FEP announced that it was granted an extension until August 14, 2015 to complete the second sub-phase of SC72.

SC 72 is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments. There are discussions being held to try and find a commercial solution but any such commercial solution would require the full support of the Philippine government.

FEP is also continuing to discuss potential partnerships with regards to SC72 to assist and augment in the successful acceleration of the development of the project.

SC 40 North Cebu

FEP holds a 66.7% interest in the SC 40 (Cebu) contract area is located in the Visayan Basin in the central part of the Philippines archipelago.  The license area covers the northern area of Cebu Island and the adjacent offshore areas in the Central Tañon Strait and Visayan Sea.  Since 1994, a total of fifteen (15) wells have been drilled offshore in the Visayan Basin, thirteen (13) of these on the acreage covered by SC 40 (Cebu).

The Libertad Gas Field is situated within SC40.  The field was discovered in the late 1950's, but was not developed.  In 1993, a testing program was carried out on two (2) wells and during 1994 and 1995, five (5) additional wells were drilled on Libertad.  One of these wells tested gas and subsequently was completed as a gas producer.

In 2004, FEP carried out a feasibility study to determine the most commercially viable option for the development of the Libertad Gas Field.  The results of this work recommended a development plan using three (3) GTE generators, with a maximum of 3.0 MW.

During December 2005, the Department of Energy formally granted a Declaration of Commerciality for the development of the onshore Libertad Gas Field.  The Declaration of Commerciality allowed the retention of the portion of SC40 which contains all the currently identified prospects and discoveries.

During 2009 the Department of Energy approved the Gas Sale & Purchase Agreement in respect of the development of the Libertad Gas Field for a 1 MW gas turbine power plant.  In February 2012, commercial production at the Libertad Field commenced and, as at 31 December 2013, the field has produced 144 million cubic feet of gas gross. However these revenues are not material to FEP’s cash flow. Having received a resource assessment from Petroleum Geo-Services Asia Pacific Pte Ltd (PGS), an independent competent person, on 19 February 2013 the investment in SC40 was impaired  in 2012 by US$25.4 million to US$3.25 million. An important factor in this assessment was that third parties had experienced a dry hole while drilling within the Tañon Straits which significantly reduced the likelihood of commercially viable hydrocarbon deposit in the offshore part of SC40. Further technical studies were undertaken in onshore prospects in Cebu and will continue in 2014 to determine whether an exploration well will be drilled.

SC 14C1 Galoc

FEP’s largest producing asset is the Galoc oil field located offshore northwest Palawan , which accounted for 76% of total FEP income in 2013.  Galoc has an area of 163 square kilometres and contains the Galoc oil field which was first put in production in 2008.  Production from the Galoc development reached 1.7 million barrels gross in 2013. FEP has a 2.27% interest in the field and received US$2.1 million after deduction of share of operating costs from crude sales from the field during the year. The second phase of development was completed in November 2013 with the drilling of two additional production wells.  Total oil production from the four wells is expected to be around 2.9 million barrels in 2014. FEP secured US$2.58 million of financing from BNP Paribas in 2012 to help fund its share of development costs for this phase of the project.

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

In the course of an arbitration process, on 10 May 2011, BEC and FEP signed a settlement agreement (the "Agreement") in relation to disputes relating to BEC's share in the historical cost recoveries arising from Service Contract 14 A and B (Nido-Matinloc Blocks), Service Contract 14-C (Galoc Block), and other blocks of Service Contract 14 and Service Contract 6, pursuant to the Sale and Purchase Agreement executed by BEC and FEP on 3 April 2006 (the "SPA").

In February 2012, FEP announced that the settlement agreement was not completed because not all required third party consents were obtained within the agreed timeframe resulting in the process going into arbitration.

On June 21, 2012 FEP has disclosed that FEP and BEC have agreed to a settlement under which FEP shall pay BEC the amount of $2,400,000, which is the remaining balance of a $10,000,000 payment stipulated in the Sales and Purchase Agreement, plus an additional $2,000,000 with $1,000,000 of the $2,000,000 paid in December 2012 and the balance of the $2,000,000 paid in December 2013.

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

The current mining exploration phase of the MPSA expired in January 2014 and it is uncertain whether a further 2 year extension will be granted.  As of the date of this report, the outcome is still uncertain.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are  different from US GAAP (refer to the Auditors’ Report dated April 24, 2014).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2013, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2013 versus December 31, 2012

Our consolidated accounts show loss for the year ended December 31, 2013 of $366,756 or $(0.00) per share, versus a loss of $5,138,333 or $0.01 per share for the year ended December 31, 2012. General and Administration expense were $367,100 for the year ended December 31, 2013 versus $408,401 for the same period in 2012. We recorded amortization of $745 for the year ended December 31, 2013 versus $1,065 for the same period in 2012. Interest expense for the year ended December 31, 2013 was $Nil versus $10,642 for the same period in the previous year. The difference was because of the interest on the outstanding advance from Philex Mining. Overall expenses were similar to those experienced in the previous year. For the year ended December 31, 2013 foreign exchange loss was $4,342 versus a loss of $2,798 for the year ended December 31, 2012.

Share of profits/(loss) in associates  in Lascogon, MMC and FEP was $Nil for the year ended December 31, 2013 versus $(4,688,441) for the previous year as under the equity method of accounting the Corporation is required to report its share of net income or net loss in its statement of operations and reduce or increase its investment by the same amount. Our share of FEP’s loss was a large part of the share of profits/(loss) of associates.  In 2012, FEP wrote down $25,400,000 of its investment in SC40 as a result of receiving a resource assessment from an independent competent person.  Our equity share of loss related to the write down was $6,394,284, of which we recorded $4,688,441 in order to reduce the carrying value of our investment to $Nil with the remainder of this loss being unrecognized. The large difference in net loss between 2013 and 2012 was attributable to recording our equity share of the loss of FEP .

Interest income was $344 for the year ended December 31, 2013 versus $877 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2012.

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

Share of profits/(loss) in associates  in Lascogon, MMC and FEP was $(4,688,441) for the year ended December 31, 2012 versus $885,912 for the previous year as under the equity method of accounting the Corporation is required to report its share of net income or net loss in its statement of operations and reduce or increase its investment by the same amount. Our share of FEP’s loss was a large part of the share of profits/(loss) of associates.  In 2012, FEP wrote down $25,400,000 of its investment in SC40 as a result of receiving a resource assessment from an independent competent person.  Our equity share of loss related to the write down was $6,394,284, of which we recorded $4,688,441 in order to reduce the carrying value of our investment to $Nil with the remainder of this loss being unrecognized. The large difference in net income between 2012 and 2011 was attributable to recording our equity share of the loss of FEP .

Interest income was $877 for the year ended December 31, 2012 versus $991 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2011.

Balance Sheet

Our current assets were $500,255 at December 31, 2013 versus $899,135 for the year ended December 31, 2012. The difference is mainly a result of the higher cash balance on December 31, 2012. Our assets reflect the value of FEP and Lascogon on an equity basis. These investments are both reflected at a carrying value of $Nil in the financial statements as at December 31, 2013 and December 31, 2012.

Liquidity and Capital Resources (IFRS)

Our working capital position at December 31, 2013 was $458,486 versus working capital of $824,497 at December 31, 2012 and shareholders’ equity was $460,225 at December 31, 2013 (December 31, 2012 $826,981).

On April 27, 2009 we reached an agreement with Philex Mining whereby our anticipated 2009 operating budget would be covered by way of a loan in the amount of $273,000 from Philex Mining. Interest on the loan is at Libor plus 3%. The loan and accrued interest totaling $312,432 was repaid on December 21, 2012.

If necessary, we are able to sell our FEP shares on the London Stock Exchange Alternative Investment Market to meet our working capital needs. No shares of FEP were sold to fund operations during the year ended December 31, 2013.

Cash used in operating activities for the year ended December 31, 2013 was $(397,652) versus $(432,786) for the same period in 2012 mainly as a result of the differences described in the results of operations above.

Cash used in investing activities was $Nil for the years ended December 31, 2013 and December 31, 2012.

Cash used in financing activities for the year ended December 31, 2013 was $Nil versus $(301,790) for the previous year.  On December 21, 2012, we repaid an outstanding loan and accrued interest to Philex Mining.

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

We don’t anticipate that we will require any additional funds for working capital for the next twelve months from the date of this filing as we have sufficient cash on hand for operating expenses and are able to sell our FEP shares should the need arise.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2013.

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

Lascogon Contingent Consideration

There were 30,000,000 common shares of ours issued into escrow which are to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the investment; these shares are considered contingent consideration. These shares are to be released from escrow if the project is declared commercial and were deemed to have zero value when they were issued. Accordingly no liability has been recognized.  At December 31, 2013 and at the date of this report, it is not considered likely that a declaration of commerciality will take place.

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

Recent  Accounting Related Pronouncements

The following IFRSs and amendments were effected January 1, 2013 and had no material impact on the financial statements.

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

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and Standing Interpretations Committee (“SIC”) 12 “Consolidation—Special Purpose Entities” .

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities-Non‐Monetary Contributions by Venturers”..

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

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9 was issued in November 2009 and is the first step to replace current IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The company is currently evaluating the impact of IFRS 9 on its financial statements.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1) (2) Carlo Pablo (2) (3) Riaz Sumar (2) (3) Claro Ramirez (1) Lyle Brown (1) (3)	63 51 44 53 60	Director since November 2012 Director since June 2010 Director, CFO, Secretary since May, 2005 Director since October 2011 Director since October 2013
(1)	Member of Audit Committee in 2013.
(2)	Member of Compensation Committee in 2013
(3)	Member of the Corporate Governance Committee in 2013

Information About our Directors and Officers

Mr. Carlo Pablo, Chairman, President, Chief Executive Officer

Mr. Pablo has 24 years of oil and gas experience with Shell in the Philippines, Indonesia and Malaysia.  His experience covers commercial and engineering roles in the downstream and upstream business.  He has specialized in negotiation of petroleum contracts, gas commercialization, strategy and portfolio management, international business development, exploration and production economics, oil and gas marketing, and project management.  From May 2010 to present Mr. Pablo has served as Chief Operating Officer of Philex Petroleum Corporation.  From October 2005 to March 2010 he was Joint Venture Liaison and Commercial Economics Advisor for Shell Philippines Exploration BV and prior to that Team Leader Business Development for Indonesia, Shell International Gas and Power.

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

Mr. Paul Wallace

Mr. Paul Frederick Wallace is a Chartered Accountant and member of the Canadian Institute of Chartered Accountants.  He was appointed as the Chief Financial Officer of Hong Kong based First Pacific Company Limited from 1995 to 1997 and between 2003 and 2004.  He was appointed Group Finance Director to the Sanctuary Group plc between 2005 and 2008. Mr. Wallace was appointed as Chief Executive Officer of Blue Ocean Wireless Limited in May 2009, and as a Non-Executive Director of JPMorgan Global Emerging Markets Income Trust Plc in June 2010.  He is also the Finance Director of FEP.

Mr. Claro Ramirez

Mr. Ramirez is a resident of Richmond, British Columbia, Canada and has served as Senior Vice President of Philippine Long Distance Telephone Company (“PLDT”) for the last eleven years.

Mr. Lyle Brown

Mr. Brown is a resident of Vancouver, British Columbia, Canada.  He is a Chartered Accountant and  Partner of Culver & Co., an accounting firm, since 1991.    Mr. Brown is also a director of Northern Lion Gold Corp and New World Resources Corp which are both listed on the TSX-V and Frankfurt stock exchanges.

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

There are no arrangements or understandings between any two (2) or more directors or executive officers, pursuant to which he or she was selected as a Director or Executive Officer.  There are no family relationships between any two (2) or more of our directors or executive officers.

Carlo Pablo and Paul Wallace are also directors of FEP.  Carlo Pablo serves as an executive director of FEP and Paul Wallace serves as finance director.

Carlo Pablo is a director of Philex Petroleum Corporation.  Mr. Pablo also serves as President and Chief Operating Officer.

B.  Compensation.

We have recently agreed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

Carlo Pablo $3,000
Riaz Sumar $7,000
Lyle Brown $2,000
Paul Wallace $1,000
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

No funds were set aside or accrued by us during the year ending December 31, 2013 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2013 and 2012 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2013
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Barry Stansfield	$9,500	$0.00	$9,500
Riaz Sumar	$84,000	$0.00	$84,000
Jose Ernesto Villaluna	$9,500	$0.00	$9,500
Andrew Mullins	$9,500	$0.00	$9,500
Renato Migrino	$19,000	$0.00	$19,000
Claro Ramirez	$12,000	$0.00	$12,000
Carlo Pablo	$36,000	$0.00	$36,000
Paul Wallace	$12,000	$0.00	$12,000
Lyle Brown	$5,000	$0.00	$5,000
Total	$196,500	$0.00	$196,500
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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2013 and none were issued or exercised in 2013 or 2012.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2013 were Renato Migrino, Andrew Mullins and Carlo Pablo.  In October 2013  Lyle Brown replaced Renato Migrino and Claro Ramirez replaced Andrew Mullins. The current members of our Audit Committee are Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2014 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2013 were Paul Wallace, Carlo Pablo and Renato Migrino.  In October 2013, Renato Migrino was replaced by Riaz Sumar.  The current members of our Compensation Committee are Paul Wallace, Carlo Pablo, and Riaz Sumar.  Members of our Compensation Committee for 2014 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2013 were Jose Villaluna, Riaz Sumar and Carlo Pablo.  In October 2013 Lyle Brown replaced Jose Villaluna and Claro Ramirez replaced Carlo Pablo.  The current members of our Corporate Governance Committee are Claro Ramirez, Lyle Brown, and Riaz Sumar. Members of our Corporate Governance Committee for 2014 will  be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2013, we had no employees.

E.  Share Ownership

The following table lists as of April 4, 2014, the share ownership of our directors and executive officers.

The following table sets forth certain information as of April 4, 2014 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 203, 200 Barclay Parade S.W., Calgary, Alberta, T2P 4R5.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on April 4, 2014 was 439,143,765.

Name of Director and/or Officer and number of shares held:	Number of Shares	Percent of Class
Carlo Pablo *	-	-
Paul Wallace *	-	-
Claro Ramirez	-	-
Riaz Sumar	10,000	-
Lyle Brown	-	-
Number of shares held by all Directors and Officers as a group:	10,000	-
* Carlo Pablo and Paul Wallace are nominees from Philex Mining Corporation and Philex Petroleum Corporation.  Philex Mining Corporation is the ultimate parent company which controls 225,000,000 shares of FEC.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by Philex Mining Corporation and its subsidiary Philex Petroleum Corporation.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of April 4, 2014:

Name	Number of Shares Owned	Percent of Class
Philex Petroleum Corporation *	225,000,000	51.24
CDS&Co**	49,975,191	11.38
CEDE & Co**	38,774,155	8.83
Asian Coast International	67,740,000	15.42
Indexa Corp***	30,000,000	6.83

* These shares are currently registered to Philex Mining Corporation who have assigned the shares to Philex Petroleum Corporation. The Company's records are currently being updated to reflect this transfer.  Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and 20,000,000 shares were purchased in a private transaction at the same time.  In April 2010, Philex Mining Corporation received a further 5,000,000 shares pursuant to a private placement at $0.50 per share. No other significant changes in the ownership of our shares by Philex Mining Corporation has occurred during the past three (3) years.  Carlo Pablo is a director of Philex Petroleum Corporation which is a subsidiary of Philex Mining Corporation.
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

As at April 4, 2014, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On April 4, 2014, the shareholders’ list showed 587 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.18% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 523.

B.  Related Party Transactions

During the year ended December 31, 2013 general and administrative expenses included key management personnel compensation totaling $196,500 (2012: $226,000; 2011: $218,645) (Note 12).

During the year ended December 31, 2013 the Company incurred an interest charge of $Nil (2012: $10,642; 2011: $10,467) on a loan from the parent of the Company (Note 9).

Included in accounts payable and accrued liabilities at December 31, 2013 is $714 (December 31, 2012; $61) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2013, the Company owed Lascogon Mining Corporation $18,895 for audit fees paid on behalf of the Company for preparation of an annual report to be filed in the United States.

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

We know of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to us, or our subsidiaries, or has a material interest adverse to us. We have not declared any dividends for the last five (5) years, nor do we intend to declare any dividends in the foreseeable future.

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

NASDAQ Small Cap/OTC.BB/Pink Sheets Stock Annual Price History - Common Shares
(US Dollars)
Year Ended	High	Low
12/31/13	$0.02	$0.00
12/31/12	$0.05	$0.01
12/31/11	$0.07	$0.02
12/31/10	$0.04	$0.00
12/31/09	$0.01	$0.00

The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

OTC Bulletin Board Stock Trading Activity - Common Shares
(US Dollars)
Quarter Ended	Volume	High	Low
3/31/14	3,055,600	0.02	0.01
12/31/13	5,193,400	0.02	0.01
9/30/13	5,103,100	0.01	0.00
6/30/13	3,670,500	0.01	0.01
3/31/13	4,449,500	0.02	0.01
12/31/12	2,116,800	0.02	0.01
9/30/12	15,708,600	0.03	0.01
6/30/12	8,910,600	0.05	0.02
3/31/12	4,416,300	0.04	0.02

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the OTC.BB.

OTC.BB Stock Monthly Price History - Common Shares
(US Dollars)
Month Ended	High	Low	Volume
3/31/14	0.02	0.01	2,171,900
02/28/14	0.01	0.01	496,700
01/31/14	0.01	0.01	387,000
12/31/13	0.01	0.01	1,014,600
11/30/13	0.02	0.01	3,231,600
10/31/13	0.01	0.01	947,200

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On April 4, 2014, the shareholders’ list showed 587 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.18% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 523.

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

As of December 31, 2013, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties.; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2013 and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2013, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors.,  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2013 were Renato Migrino, Andrew Mullins and Carlo Pablo.  In October 2013  Lyle Brown replaced Renato Migrino and Claro Ramirez replaced Andrew Mullins. The current members of our Audit Committee are Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2014 will  be appointed following our Annual and General Meeting of Shareholders.

Our Board has determined that it has at least one (1) financial expert serving on its Audit Committee.  This individual is Lyle Brown.  Mr. Brown is a Chartered Accountant and  Partner of Culver & Co., an accounting firm. Mr. Brown has significant experience in the review of financial statements and related information.

Mr. Brown would be regarded as independent.

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

To better fulfill and implement the Board’s corporate governance policies, we have established a Corporate Governance Committee.  The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  The members of the Corporate Governance Committee are Carlo Pablo, Lyle Brown and Riaz Sumar.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2013, an amount of $20,000 was accrued as a best estimate of fees to be billed by our external auditors BDO Canada LLP (“BDO”).  For 2012, BDO charged total fees of  $53,500 related to the audit of our annual financial statements for the year ended December 31, 2012.  There were no fees associated with the filing of taxes.

Audit Related Fees

We did not incur any audit related fees in either of the two fiscal years for assurance and related services by BDO that are related to the performance of their audit or review of our financial statements.

Tax Fees

We did not incur any fees in either of the last two fiscal years for professional services rendered by BDO for tax compliance, tax advise and tax planning.

All other fees

We did not incur any other fees in either of the last two fiscal years for products and services provided by BDO, other than the services reported above under this Item 16C.

Our engagement of BDO was approved by the Audit Committee

ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

 Not Applicable.

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 Not Applicable.

ITEM 16 F.  CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

None.

ITEM 16 G.  Corporate Governance

Not Applicable.

PART III

ITEM 16 H.  Mine Safety Disclosure

 Not Applicable.

ITEM 17. FINANCIAL STATEMENTS.

We report under Item# 18.

ITEM 18. FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 18 are found immediately below.

     Financial Statements:
Report of Auditors, dated April 24, 2014
Consolidated Balance Sheets at December 31, 2013 and December 31, 2012
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2013 and December 31, 2012
Consolidated Statements of Cash Flows for the Years ended December 31, 2013 and December 31, 2012
Notes to the Consolidated Financial Statements

FEC RESOURCES INC.
Financial Statements

For the year ended December 31, 2013
(Expressed in United States dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada
INDEPENDENT AUDITOR'S REPORT

To the shareholders of FEC Resources Inc.

We have audited the accompanying financial statements of FEC Resources Inc., which comprise the statements of financial position as at December 31, 2013 and December 31, 2012 and the statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of FEC Resources Inc. as at December 31, 2013 and December 31, 2012 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2013, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO Canada LLP

Chartered Accountants
Vancouver, Canada
April 24, 2014
BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

FEC RESOURCES INC.
Statements of Financial Position
Expressed in United States Dollars

	December 31	December 31
	2013	2012
ASSETS

Current assets
Cash and cash equivalents (Note 6)	$480,381	$878,033
Receivables	1,437	2,491
Prepaid expenses	18,437	18,611
	500,255	899,135
Non-current assets
Property, plant and equipment (Note 7)	1,739	2,484
	$501,994	$901,619

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables (Note 11)	$41,769	$74,638
	41,769	74,638

Shareholders’ Equity
Share capital (Note 10)	16,732,397	16,732,397
Contributed surplus (Note 10)	3,058,063	3,058,063
Deficit	(19,330,235)	(18,963,479)
	460,225	826,981
	$501,994	$901,619

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Carlo Pablo”                                                     Riaz Sumar”
Director                                                                  Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Expressed in United States Dollars

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2013	2012	2011

General and administrative expenses
General and administration (Note 12)	$367,100	$408,401	$441,146
Operating loss	(367,100)	(408,401)	(441,146)

Share of (loss) profits of associates (Note 8)	-	(4,688,441)	885,912
Loss on dilution of investment in associate (Note 8)	-	(31,726)	-
Finance expense (Notes 9 and 11)	-	(10,642)	(10,467)
Interest income	344	877	991
(Loss) income before taxes	(366,756)	(5,138,333)	435,290
Income Taxes (Note 13)	-	-	-
Net (loss) income and total comprehensive (loss) income for the year	$(366,756)	$(5,138,333)	$435,290

Earnings / (loss) per common share
-Basic and diluted
	$(0.00)	$(0.01)	$0.00
Weighted average number of shares outstanding
	439,143,765	439,143,765	439,143,765

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CHANGES IN EQUITY
Expressed In United States Dollars
For the years ended December 31, 2013, December 31, 2012, and December 31, 2011

	Share capital	Contributed surplus	Warrants	Deficit	Total
Balance January 1, 2013	$16,732,397	$3,058,063	$-	$(18,963,479)	$826,981
Total comprehensive loss for the year	-	-	-	(366,756)	(366,756)
Balance December 31, 2013	$16,732,397	$3,058,063	$-	$(19,330,235)	$460,225

	Share capital	Contributed surplus	Warrants	Deficit	Total
Balance January 1, 2012	$16,732,397	$3,058,063	$-	$(13,825,146)	$5,965,314
Total comprehensive loss for the year	-		-	(5,138,333)	(5,138,333)
Balance December 31, 2012	$16,732,397	$3,058,063	$-	$(18,963,479)	$826,981

	Share capital	Contributed surplus	Warrants	Deficit	Total
Balance January 1, 2011	$16,732,397	$3,058,063	$-	$(14,260,436)	$5,530,024
Total comprehensive income for the year	-	-	-	435,290	435,290
Balance December 31, 2011	$16,732,397	$3,058,063	$-	$(13,825,146)	$5,965,314

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed In United States Dollars

For the year ended	December 31	December 31	December 31
	2013	2012	2011

Cash used in
OPERATING ACTIVITIES
Net (loss) income for the year	$(366,756)	$(5,138,333)	$435,290

Non-cash items included in income (loss)
Amortization (Note 7)	745	1,065	1,617
Share of loss (profits) of associates (Note 8)	-	4,688,441	(885,912)
Loss on dilution of investment in associate (Note 8)	-	31,726	-
Accrued finance expense	-	-	10,467
	(366,011)	(417,101)	(438,538)

Changes in working capital related to operating activities
Receivables	1,054	(923)	(320)
Prepaid expenses	174	(159)	(416)
Trade and accrued payables	(32,869)	(14,603)	(8,276)
Net cash used in operating activities	(397,652)	(432,786)	(446,718)

INVESTING ACTIVITIES
Additions to properties, plant and equipment, net (Note 7)	-	-	(1,792)
Net cash used in investing activities	-	-	(1,792)

FINANCING ACTIVITIES
Repayment of parent company loan	-	(301,790)	-
Net cash used in financing activities	-	(301,790)	-

Net decrease in cash	(397,652)	(734,576)	(448,510)
Cash – beginning of the year	878,033	1,612,609	2,061,119
Cash – end of the year	$480,381	$878,033	$1,612,609

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
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

At December 31, 2013, the Company held investments in Forum Energy plc in the United Kingdom and Metalore Mining Corporation in the Philippines, both of which are accounted for using the equity method. In addition, at December 31, 2013, the Company holds a 1.08% interest in Lascogon Mining Corporation (“Lascogon”) classified as an available-for-sale investment (Note 8).

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

The financial statements were authorized for issue by the Board of Directors on April 24, 2014.

b) Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)
Note 2                      Basis of Preparation (continued)

c) Nature of Operations

The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control. The Company has not generated revenue from operations. The Company experienced a net loss of $366,756 during the twelve months-ended December 31, 2013. As of December 31, 2013, the Company has cash resources of $480,381 which is considered sufficient to meet its obligations for at least twelve months from the end of the reporting period.

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
December 31, 2013
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

During the years ended December 31, 2013 and 2012 the Company did not recognize any write-down or impairment reversal of its investments.

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
December 31, 2013
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

For the Company and any of its investee companies with a United States dollar functional currency, at the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into United States dollars by the use of the exchange rate in effect at that date. At the year-end date, unsettled monetary assets and liabilities are translated into United States dollars by using the exchange rate in effect at the year-end date and the related translation differences are recognized in comprehensive income/loss.

Exchange gains and losses arising on the retranslation of monetary available-for-sale financial assets are treated as a separate component of the change in fair value and recognized in comprehensive income/loss. Exchange gains and losses on non-monetary available-for-sale financial assets form part of the overall gain or loss recognized in respect of that financial instrument.

Non-monetary assets and liabilities that are measured at historical cost are translated into United States dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently restated. Non-monetary assets and liabilities that are measured at fair value or a revalued amount are translated into United States dollars by using the exchange rate in effect at the date the value is determined and the related translation differences are recognized in net income/loss or other comprehensive loss/income consistent with where the gain or loss on the underlying non-monetary asset or liability has been recognized.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
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
December 31, 2013
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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2013, December 31, 2012 and December 31, 2011.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
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

The Company’s financial instruments consist of cash, other receivables and trade and accrued payables.

The Company has designated cash and other receivables as loans and receivables, which are measured at amortized cost. Trade and accrued payables are designated as other liabilities which are measured at amortized cost. Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.

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
December 31, 2013
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

Note 4                      Standards, Amendments and Interpretations

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2013.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 4	Standards, Amendments and Interpretations (continued)

For the first time in 2013, the Company applied the following IFRSs and amendments which do not materially impact the annual or interim consolidated financial statements of the Company.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 4                      Standards, Amendments and Interpretations (continued)

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 5                      Critical Accounting Estimates and Judgments (continued)

i)	Lascogon Contingent Consideration – Note 8 (iii)

There were 30,000,000 common shares of the Company issued into escrow which are to be awarded to Indexa Corp., the vendor of the investment in Lascogon, upon the declaration of commerciality of the mining project as full and final consideration for the investment; these shares are considered contingent consideration. These shares are to be released from escrow if the project is declared commercial and were deemed to have zero value when they were issued as the likelihood of the Lascogon being in a position to declare commerciality is remote. Accordingly no liability has been recognized.

ii)	Investments in Associates

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired. During the year ended December 31, 2012, the Company’s investment in Lascogon was diluted such that it was reclassified to Available-for sale investments as the Company determined that it no longer exerted significant influence over this investment. (Note 8)

Note 6                     Cash and Cash Equivalents

Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

Note 7                     Property, Plant and Equipment

Computer Equipment	December 31 2013	December 31 2012	December 31 2011
Cost
Opening Cost	$15,543	15,543	13,751
Additions	-	-	1,792
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(13,059)	(11,994)	(10,377)
Charge for the year	(745)	(1,065)	(1,617)
Ending Accumulated Depreciation	(13,804)	(13,059)	(11,994)

Carrying Value	$1,739	2,484	3,549

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 8                     Investment in associates and available for sale investment

Investments in Associates

The Company has the following investments accounted for using the equity method:

	December 31, 2013	December 31, 2012

Forum Energy plc (“FEP”)	$-	$-
Metalore Mining Corporation	-	-

	$-	$-

i)	Investment in FEP

The investment in FEP is summarized as follows:
	Number of shares held	Amount

Balance, December 31, 2010	8,550,200	3,834,255
Equity share of income from investment in FEP	-	885,912

Balance December 31, 2011	8,550,200	$4,720,167
Equity share of loss from investment in FEP for the period ended December 31, 2012	-	(4,688,441)
Dilution loss on issuance of FEP shares	-	(31,726)
Balance, December 31, 2012 and December 31, 2013	8,550,200	$-

Unrecognized equity share of losses	December 31, 2013	December 31, 2012	December 31, 2011

Current	$706,589	$1,742,525	-

Cumulative	$2,449,113	$1,742,525	-

As at December 31, 2013 and 2012, the Company’s interest in FEP was 24.05%.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 8                      Investment in associates and available for sale investment (continued)

During the year ended December 31, 2012, FEP wrote down $25,400,000 of its investment in Service Contract 40 “SC40” as a result of receiving a resource estimate from an independent consultant.  The Company’s equity share of the losses incurred by FEP was in excess of the carrying value of the investment prior to recording the loss. However, in accordance with the guidance of IFRS, the Company has discontinued recording losses once the carrying value of the equity investment was reduced to zero. As result, the Company’s investment in FEP has been reduced to $nil for the years ended December 31, 2013 and 2012. . If FEP subsequently reports profits, the Company will resume recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

At December 31, 2013, the Company held 8,550,200 shares of FEP with a fair value of $11,632,611 (December 31, 2012: $11,750,369). The common shares of FEP are traded on the London Stock Exchange Alternative Investment Market (“AIM”). In addition to holding a 24.05% interest in FEP, the Company has two directors in common and shares a common parent with FEP.

ii)	Investment in Metalore Mining Corporation (“Metalore”)

The Company still holds its 35% interest in Metalore with its cumulative cost being  $789,569 offset by equity share of losses totaling $24,894 and an impairment write-down of $764,675 leaving a carrying value of $Nil. Metalore’s project has been abandoned and it has no other operations.

 Investment in available-for-sale securities

 Investment in Lascogon Mining Corporation

30,000,000 common shares of the Company that were issued into escrow, which may be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the assignment of its rights to the Company, are considered contingent consideration and will be recorded as an additional cost of the investment, at fair value, should Lascogon reach commerciality, which, as at December 31, 2013 is not considered likely.

In May 2012, the Company received a capital call from Lascogon in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon’s current deficit and to fund the upcoming work program and exploration budget.  The Company was given until December 21, 2012 to forward the requested funds or have its 40% interest diluted to 1.08%.  The Company did not forward funds and therefore its interest in Lascogon has been diluted to 1.08% with the result being that Lascogon is no longer considered an associate of the Company as the Company no longer exerts significant influence. Upon the dilution of its interest in Lascogon, the investment has been reclassified to an available for sale investment having a fair value of $Nil as at December 31, 2013, 2012, and 2011. The current exploration phase under the Mineral Production Sharing Agreement (“MPSA”) expired in January 2014 and it is uncertain whether a further 2 year extension will be granted.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 8                      Investment in associates and available for sale investment (continued)

Investment in Available-for-sale investment (continued)

  Investment in Lascogon Mining Corporation (continued)

The Company’s cumulative cost in its investment in Lascogon is $2,635,254 offset by equity share of losses totaling $27,640 and an impairment write-down of $2,607,614 leaving a carrying value of $Nil.

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

Note 10                   Share Capital

            a)    Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

  Issued:

Common Shares	Number	Amount

Balance, January 1, 2011	439,143,765	$16,732,397

Balance December 31, 2013, December 31, 2012 and December 31, 2011	439,143,765	$16,732,397

No preferred shares have been issued since the Company’s inception.

             b) Contributed Surplus

Balance, January 1, 2011	$3,058,063
Balance December 31, 2013, December 31, 2012 and December 31, 2011	$3,058,063

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 10                      Share Capital – (continued)

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

   There were no stock options outstanding on December 31, 2013 and December 31, 2012 and none were issued between January 1, 2011 and December 31, 2013.

Note 11                        Related Party Transactions and Balances

During the year ended December 31, 2013 general and administrative expenses included key management personnel compensation totaling $196,500 (2012: $226,000; 2011: $218,645) (Note 12).

           During the year ended December 31, 2013 the Company incurred an interest charge of $Nil (2012: $10,642; 2011: $10,467) on a loan from the parent of the Company (Note 9).

           Included in accounts payable and accrued liabilities at December 31, 2013 is $56 (December 31, 2012; $61) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

           In addition, at December 31, 2013, the Company owed Lascogon Mining Corporation $18,895. Amounts owing are unsecured, non interest bearing and due on demand.

           The Company’s parent company is Philex Mining Corporation, a company incorporated in the Philippines.

            Related party transactions are measured at fair value.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 12	Nature of Expenses

General and administration expenses include	December 31, 2013	December 31, 2012	December 31, 2011
Professional fees	$74,397	$83,903	$128,786
Bank charges	3,844	3,750	3,799
Listing and filing fees	27,553	20,024	20,983
Office and miscellaneous	54,330	62,673	59,470
Consulting (Note 11)	196,500	226,000	218,645
Engineering and geological expenses	5,389	8,188	5,863
Amortization	745	1,065	1,617
Foreign exchange	4,342	2,798	1,983
	$367,100	$408,401	$441,146

Note 13                  Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31        are as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
(Loss) Income before income taxes	$(366,756)	$(5,138,333)	$435,290

Tax expense (recovery) based on statutory rate of 25.0% (2012: 25%, 2011: 26.5%)	(92,000)	(1,285,000)	115,000
Change in tax rates on deferred tax	-	-	(7,000)

Impact of foreign exchange on tax assets as a difference in functional currency	114,000	(35,000)	20,000
Foreign currency adjustment on non-monetary items	139,000	(49,000)	54,000
Non-deductible expenses	-	4,000	1,000
Non-taxable portion of capital loss (gain)	-	586,000	(111,000)
Changes in unrecognized deferred tax assets	(161,000)	779,000	(72,000)
Total income tax expense (recovery)	-	-	-

Effective January 1, 2013, the Canadian Federal Corporate tax rate and the Alberta provincial tax rate remained at 15% and 10%, respectively.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 13                      Income Taxes (continued)

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2013 are summarized as follows:

	December 31, 2013		December 31, 2012

Non-capital losses		$1,796,000	1,819,000
Capital assets		2,000	-
Investments		2,070,000	2,210,000
Unrecognized deferred tax assets		(3,868,000)	(4,029,000)
	$	---	-

As at December 31, 2013, the Company had estimated non-capital losses for Canadian tax purposes of $7,185,000 which may be carried forward to offset future years’ taxable income. These losses will expire as follows:

Year of Expiry	Taxable Losses

2014	1,180,000
2015	1,601,000
2026	1,563,000
2027	36,000
2028	566,000
2029	468,000
2030	597,000
2031	419,000
2032	389,000
2033	366,000

$7,185,000

The potential benefit of these carry-forward non-capital losses has not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
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

                                           a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2013, the Company held an insignificant amount of cash denominated in Canadian dollars subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2013, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
(Stated in United States Dollars)

Note 14                      Financial Instruments and Risk Management (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents. The Company did not have any borrowings outstanding as at December 31, 2013.

Equity and Commodity Price Risk

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

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2013 the Company’s accounts payable and accrued liabilities were $41,769, all of which fall due for payment within twelve months of the balance sheet date.  The Company has minimal long-term commitments.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2013
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

As at December 31, 2013, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

Note 16                      Segmental Reporting

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

FEC Resources Inc.

Date: April 29, 2014	By:	/s/Carlo Pablo
Name: Carlo Pablo
Title: President and Chief Executive Officer