Form 20-F
period 2014-12-31
FEC Resources Inc.
filed 2015-04-02
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  XXX      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                             For Fiscal Year ended December 31, 2014

OR

______  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

               ______ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  Date of event requiring this shell company report ……………..

For the transition period from   ______  to   ______

Commission file number 0-17729

FEC RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Canada
(Jurisdiction of incorporation or organization)

203, 200 Barclay Parade S.W., Calgary, Alberta, T2P 4R5
(Address of principal executive offices)

Carlo Pablo, (403) 290-1676, Fax (403) 770-8060, 203, 200 Barclay Parade S.W., Calgary, Alberta, T2P 4R5
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

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

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer	XXX

Indicate by check mark which basis if accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	XXX	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17	Item 18	XXX

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)

Yes [ ]	No [X]

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
Not Applicable

FEC RESOURCES, INC.
FORM 20-F ANNUAL REPORT FISCAL YEAR 2013

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements.  Forward-looking statements represent our current expectations or forecasts of future events and are based on our management's beliefs, as well as assumptions made by and information currently available to them.  You can identify these statements by the fact that they do not relate strictly to historical or current facts.  These statements may include the words "anticipate," "believe," "budget," "estimate," "expect," "intend," "objective," "plan," “probable” "possible," "potential," "project" and other words and terms of similar meaning in connection with any discussion of future operating or financial performances.  Any references to we, our, us, Company, Corporation, or FEC refer to FEC Resources Inc.

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

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar
Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/14	1.10	1.16	1.06	1.25
Fiscal Year Ended 12/31/13	1.03	1.07	0.98	1.06
Fiscal Year Ended 12/31/12	1.00	1.04	0.97	0.99
Fiscal Year Ended 12/31/11	0.98	1.05	0.94	1.02
Fiscal Year Ended 12/31/10	1.03	1.08	0.99	0.99

The current closing rate of exchange was 1.25 on February 20, 2015.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	08/14	09/14	10/14	11/14	12/14	01/15
High	1.10	1.12	1.13	1.12	1.13	1.27
Low	1.09	1.09	1.11	1.14	1.16	1.17

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the four fiscal years ended December 31, 2014, 2013, 2012 and 2011.  The information presented below for the four year period ended December 31, 2014, 2013, 2012 and 2011 is derived from our financial statements which were examined by our independent auditors.  Financial data cannot be provided for the fiscal year ended December 31, 2010 on a restated basis without unreasonable effort and expense. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/14 (‘000) - except per share data	Year Ended 12/31/13 (‘000) - except per share data	Year Ended 12/31/12 (‘000) - except per share data	Year Ended 12/31/11 (‘000) - except per share data
Revenue	$-	$-	$-	$-
Net (Loss) Income	$(290)	$(367)	$(5,138)	$435
Net (Loss) Income Per Share	$(0.00)	$(0.00)	$(0.01)	$0.00
Diluted Net (Loss) Income Per Share	$(0.00)	$(0.00)	$(0.01)	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	439,144	439,144	439,144	439,144
Working Capital	$169	$458	$824	$1,242
Resource Properties	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-
Shareholders’ Equity	$170	$460	$827	$5,965
Share Capital	$16,732,397	$16,732,397	$16,732,397	$16,732,397
Capital Stock Shares (‘000)	439,144	439,144	439,144	439,144
Total Assets	$212	$502	$902	$6,356

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

D.  Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We incurred a loss of $(289,875) for the year ended December 31, 2014 (2013 - $366,756; 2012 – 5,138,333).  We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $19,620,110 as at December 31, 2014.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2015.  We have no sources of revenue and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

Unless We Are Able To Discover Economically  Recoverable Reserves in the Future, There is Substantial Doubt We Will Be Able to Continue Operations as a Going Concern in the Long Term.

Our business success is dependent upon our ability to indirectly or directly discover economically recoverable reserves, and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas, and other factors beyond our control.

The Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2014, 2013 and 2012 and have no producing properties.  Our ability to continue as a “going concern” in the long term is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

Our auditors have included an additional paragraph in their report  to our shareholders on the December 31, 2014 financial statements  indicating that substantial doubt exists as to the Company’s ability to continue as a going concern

We Do Not Believe We Have Sufficient Working Capital as of February 20, 2015 to Support Our Business in 2015, We Will Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2014 and 2013 were $(288,190) and $(397,652), respectively.  We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Value and Transferability of Our Shares May Be Adversely Impacted By the Limited Trading Market For Our Shares and the Penny Stock Rules.

There is only a limited trading market for our shares on the Pink Sheets.  There can be no assurance that (a) we will be able to be admitted for trading again on the OTCQB, due to enhanced requirements that were implemented by OTC Markets in 2014, (b) this market will be sustained, or (c) that we will be able to satisfy any future trading criteria that may be imposed by OTC Markets.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  At February 20, 2015 we had 439,143,765 common shares outstanding.  We currently have 268,207,623 shares eligible to be resold pursuant to Rule 144. We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. No prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 51% of our outstanding stock.

For instance, Philex Petroleum Corporation may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

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

It Is Possible that Our Title for the Claims in Which We Have a Direct or Indirect Interest in Will Be Challenged By Third Parties.

Although we will attempt to ascertain the status of the title for any projects in which we have or will acquire a material direct or indirect interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title.  Also, in many countries, claims have been made and new claims are being made by aboriginal peoples, and other countries claiming rights that call into question the property rights granted by the governments of those countries.  For instance, the maritime jurisdiction of the Philippines in the West Philippine Sea, including the SC 72 contract area, has been disputed by China.  As a result, all exploration activities in SC 72 has been put on hold until further notice.

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

We are involved in the exploration for gold and copper through our interest in Lascogon Mining Corporation. The current mining exploration phase of the MPSA expired in January 2014 and to date it is uncertain whether a further 2 year extension will be granted.

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

In 2008,  FEP finalized farm-out of a 30% interest in the license to a local partner Monte Oro Resources & Energy, Inc. (Monte Oro) in which FEP benefited from an immediate cash payment of $1.7million, securing Monte Oro’s involvement and thereby qualifying the Joint Venture for the Filipino Participation Incentive Allowance (FPIA) which entitles the Company to 7.5% of gross revenues, prior to sharing revenues with the government
On 15 February 2010, SC72 was awarded to Forum Energy in respect
In February 2010, the GSEC101 exploration license was converted into SC 72. The area of the block was reduced from 10,360 Km2 to 8,800 Km2 as part of this conversion.

In the first quarter of 2011, Forum completed 565 Km2 of 3D seismic acquisition over the Sampaguita Gas Field and 2,202 Line-Km of 2D seismic data was also acquired over the block in order to further define additional leads.

The interpretation of the surveys was carried out by Weatherford Petroleum Consultants (“Weatherford”).  Weatherford’s report identified a number of drilling locations.

FEP was planning the execution of the second sub-phase work program at SC 72 which was expected to involve the drilling of up to two wells before August 14, 2013.  On January 17, 2013, FEP announced that it had applied for an extension to the second-sub phase of SC72 from the Philippine Department of Energy.  On January 25, 2013, FEP announced that it was granted an extension until August 14, 2015 to complete the second sub-phase of SC 72.

The SC 72 block is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments. On 22 January 2013, an arbitration case under Annex VII to the United Nations Convention on the Law of the Sea was commenced when the Philippines served China with Notification and Statement of Claim "with respect to the dispute with China over the maritime jurisdiction of the Philippines in the West Philippine Sea." Further information about the ongoing case is available on the website of the Permanent Court of Arbitration (www.pca-cpa.org).

On July 9, 2014, FEP announced that the DOE granted a further one year extension to August 2016 to complete the second sub-phase of SC 72.

On March 4, 2015 the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because this contract area falls within the territorial disputed area of the West Philippine Sea which is the subject of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China.

Under the terms of the force majeure, all exploration work at SC72 is immediately suspended (effective from 15 December 2014) until the DOE notifies the Company that it may commence drilling.  As a result, the second sub-phase of SC 72 was put on hold until further notice.

The terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the force majeure.
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

The Libertad Gas Field is situated within SC 40.  The field was discovered in the late 1950's, but was not developed.  In 1993, a testing program was carried out on two (2) wells and during 1994 and 1995, five (5) additional wells were drilled on Libertad.  One of these wells tested gas and subsequently was completed as a gas producer.

In 2004, FEP carried out a feasibility study to determine the most commercially viable option for the development of the Libertad Gas Field.  The results of this work recommended a development plan using three (3) GTE generators, with a maximum of 3.0 MW.

During December 2005, the Department of Energy formally granted a Declaration of Commerciality for the development of the onshore Libertad Gas Field.  The Declaration of Commerciality allowed the retention of the portion of SC 40 which contains all the currently identified prospects and discoveries.

During 2009 the Department of Energy approved the Gas Sale & Purchase Agreement in respect of the development of the Libertad Gas Field for a 1 MW gas turbine power plant.  In February 2012, commercial production at the Libertad Field commenced and, as at 31 December 2013, the field has produced 144 million cubic feet of gas gross. However these revenues are not material to FEP’s cash flow. Having received a resource assessment from Petroleum Geo-Services Asia Pacific Pte Ltd (PGS), an independent competent person, on 19 February 2013 the investment in SC40 was impaired  in 2012 by US$25.4 million to US$3.25 million. An important factor in this assessment was that third parties had experienced a dry hole while drilling within the Tañon Straits which significantly reduced the likelihood of commercially viable hydrocarbon deposit in the offshore part of SC40. Further technical studies were undertaken in onshore prospects in Cebu and will continue in 2015 to determine whether an exploration well will be drilled.

SC 14C1 Galoc

FEP’s largest producing asset is the Galoc oil field located offshore northwest Palawan.  Galoc has an area of 163 square kilometers and contains the Galoc oil field which was first put in production in 2008.  Production from the Galoc development reached 2.9 million barrels gross in 2014 (1.72 million barrels gross in 2013) and is expected to produce 2.2 million barrels in 2015.  Forum Energy has a 2.27% interest in the field and received US$4.6 million (US$2.1 million in 2013) after deduction of share of operating costs from crude sales from the field during the year.  The second phase of development was completed in November 2013 with the drilling of two additional production wells.  FEP secured US$2.58 million of financing from BNP Paribas in 2012 to help fund its share of development costs for this phase of the project , which was repaid in June 2014.

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

BPMI assets included interests in nine (9) Philippine offshore blocks, including SC14C1 Galoc (2.27% participating interest) which has been in production since the fourth quarter 2008.  FEP also had nominal production from the SC14 Nido and Matinloc blocks.

Previously, FEP also reported that it farmed down its participating interest in SC14C2 West Linapacan from 7.58% to 2.275% in exchange for a free carry through development.

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

The current mining exploration phase of the MPSA expired in January 2014 and to date it is uncertain whether a further 2 year extension will be granted.  As of the date of this report, the outcome is still uncertain.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are  different from US GAAP (refer to the Auditors’ Report dated March 30, 2015).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2014, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2014 versus December 31, 2013

Our accounts show loss for the year ended December 31, 2014 of $289,875 or $(0.00) per share, versus a loss of $366,756 or $0.00 per share for the year ended December 31, 2013.  General and Administration expense were $289,980 for the year ended December 31, 2014 versus $367,100 for the same period in 2013. We recorded amortization of $522 for the year ended December 31, 2014 versus $745 for the same period in 2013.  For the year ended December 31, 2014 foreign exchange loss was $2,105 versus a loss of $4,342 for the year ended December 31, 2013.

Interest income was $105 for the year ended December 31, 2014 versus $344 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2013.

Fiscal year ended December 31, 2013 versus December 31, 2012

Our accounts show loss for the year ended December 31, 2013 of $366,756 or $(0.00) per share, versus a loss of $5,138,333 or $0.01 per share for the year ended December 31, 2012. General and Administration expense were $367,100 for the year ended December 31, 2013 versus $408,401 for the same period in 2012. We recorded amortization of $745 for the year ended December 31, 2013 versus $1,065 for the same period in 2012. Interest expense for the year ended December 31, 2013 was $Nil versus $10,642 for the same period in the previous year. The difference was because of the interest on the outstanding advance from Philex Mining. Overall expenses were similar to those experienced in the previous year. For the year ended December 31, 2013 foreign exchange loss was $4,342 versus a loss of $2,798 for the year ended December 31, 2012.

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

Balance Sheet

Our current assets were $210,539 at December 31, 2014 versus $500,255 for the year ended December 31, 2013. The difference is mainly a result of the higher cash balance on December 31, 2013. Our assets reflect the value of FEP on an equity basis. The investment is reflected at a carrying value of $Nil in the financial statements as at December 31, 2014 and December 31, 2013.

Liquidity and Capital Resources

Our working capital position at December 31, 2014 was $169,133 versus working capital of $458,486 at December 31, 2013 and shareholders’ equity was $170,350 at December 31, 2014 (December 31, 2013 $460,225).

On April 27, 2009 we reached an agreement with Philex Mining whereby our anticipated 2009 operating budget would be covered by way of a loan in the amount of $273,000 from Philex Mining. Interest on the loan is at Libor plus 3%. The loan and accrued interest totaling $312,432 was repaid on December 21, 2012.

If necessary, we are able to sell our FEP shares on the London Stock Exchange Alternative Investment Market to meet our working capital needs. No shares of FEP were sold to fund operations during the year ended December 31, 2014.

Cash used in operating activities for the year ended December 31, 2014 was $(288,190) versus $(397,652) for the same period in 2013 mainly as a result of the differences described in the results of operations above.

Cash used in investing activities was $Nil for the years ended December 31, 2014 and December 31, 2013.
Cash used in financing activities for the year ended December 31, 2014 and December 31, 2013 was $Nil.  On December 21, 2012, we repaid an outstanding loan and accrued interest to Philex Mining.

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

We anticipate that we will require additional funds for working capital for the next twelve months from the date of this filing and we are evaluating options in order to raise the additional funds.  We believe we will be able to sell our FEP shares should the need arise. However, in the event we are unable to sell our FEP shares in quantities sufficient to raise cash to continue our operations, this would cast substantial doubt on our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The Company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2014.

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

Lascogon Contingent Consideration

There were 30,000,000 common shares of ours issued into escrow which are to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the investment; these shares are considered contingent consideration. These shares are to be released from escrow if the project is declared commercial and were deemed to have zero value when they were issued. Accordingly no liability has been recognized.  At December 31, 2014 and at the date of this report, it is not considered likely that a declaration of commerciality will take place.

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

Recent  Accounting Related Pronouncements

For the first time in 2014, the Company applied the following IFRSs and amendments which do not materially impact the annual or interim consolidated financial statements of the Company.

•	IFRIC 21 - Levies
•	IFRS 2 - Share-based Payment Amendment
•	IFRS 10 – Consolidated Financial Statements Amendment
•	IFRS 12 – Disclosure of Interests in other Entities Amendment
•	IAS 27 – Separate Financial Statements Amendment
•	IAS 32 – Financial Instruments: Presentation Amendment
•	IAS 36 – Impairment of Assets Amendment
•	IAS 39 – Financial Instruments: Recognition and Measurement Amendment

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will or may have an effect on the Company’s future results and financial position:

IFRS 9 Financial Instruments (“IFRS 9”)

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in its final version in July 2014, and will replace IAS 39, "Financial Instruments: Recognition and Measurement" (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.  The Company anticipates that this standard will be adopted in the Company’s financial statements for the period beginning November 1, 2018, and has not yet considered the potential impact of the adoption of IFRS 9.

IFRS 3 Business Combinations (Amendment)

IFRS 3 (Amendment) was issued in March 2014 to clarify the accounting for contingent consideration in a business combination. At each reporting period, an entity measures contingent consideration classified as an asset or a financial liability at fair value, with changes in fair value recognized in profit or loss. The amendments are effective for business combinations for which the acquisition date is on or after July 1, 2014. Additional amendments to the section clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangements in the financial statements of the joint arrangement itself. The amendments are effective for annual periods beginning on or after July 1, 2014.

IFRS 8 Operating Segments (Amendment)

IFRS 8 (Amendment) was issued in March 2014 and requires an entity to disclose the judgments made by management in applying the aggregation criteria for reportable segments. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1) (2) Carlo Pablo (2) (3) Riaz Sumar (2) (3) Claro Ramirez (1) Lyle Brown (1) (3)	64 52 44 54 61	Director since November 2012 CEO, Director since June 2010 Director, CFO, Secretary since May, 2005 Director since October 2011 Director since October 2013
(1)	Member of Audit Committee in 2014.

(2)	Member of Compensation Committee in 2014

(3)	Member of the Corporate Governance Committee in 2014

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

Mr. Riaz Sumar, Director, Secretary, and Chief Financial Officer

A resident of Calgary, Canada, Mr. Sumar has extensive financial experience with public companies.  Mr. Sumar was previously Financial Controller of Forum Energy Corporation from 1996 to 2003.  Mr. Sumar was previously the CFO of TransAKT Corp. and previously CFO of TSX-listed, North American Gem Inc.  Mr. Sumar is currently the CFO of TSX-V listed Hombre Capital Inc. He received the designation of Certified General Accountant in 1997.

Mr. Paul Wallace

Mr. Paul Frederick Wallace is a Chartered Accountant and member of the Canadian Institute of Chartered Accountants.  He was appointed as the Chief Financial Officer of Hong Kong based First Pacific Company Limited from 1995 to 1997 and between 2003 and 2004 and from February 2014 to the present .  He was appointed Group Finance Director to the Sanctuary Group plc between 2005 and 2008. Mr. Wallace was Chief Executive Officer of Blue Ocean Wireless Limited between May 2009 and March 2012, and was appointed a Non-Executive Director of JPMorgan Global Emerging Markets Income Trust Plc in June 2010 and become a director of Pitkin Petroleum plc in 2013.  He is also the Finance Director of FEP.

Mr. Claro Ramirez

Mr. Ramirez is a resident of Richmond, British Columbia, Canada and has served as Senior Vice President of Philippine Long Distance Telephone Company (“PLDT”) for the last eleven years.

Mr. Lyle Brown

Mr. Brown is a resident of Vancouver, British Columbia, Canada.  He is a Chartered Accountant and  Partner of Culver & Co., an accounting firm, since 1991.    Mr. Brown is also a director of Northern Lion Gold Corp and New World Resources Corp which are both listed on the TSX-V and Frankfurt stock exchanges.  In addition Mr. Brown serves on the Board of Nano One Materials Corp. which is listed on the TSX-V.

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

Carlo Pablo is a director of Philex Petroleum Corporation.  Mr. Pablo also serves as President and Chief Operating Officer.

B.  Compensation.

We have recently agreed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

Carlo Pablo;	$3,000
Riaz Sumar;	$7,000
Lyle Brown;	$2,000
Paul Wallace;	$1,000
Claro Ramirez;	$1,000

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

No funds were set aside or accrued by us during the year ending December 31, 2014 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following table details the compensation paid during fiscal year ended December 31, 2014 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2014

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$12,000	$0.00	$12,000
Carlo Pablo	$36,000	$0.00	$36,000
Lyle Brown	$24,000	$0.00	$24,000
Paul Wallace	$12,000	$0.00	$12,000
Riaz Sumar	$84,000	$0.00	$84,000
Total	$168,000	$0.00	$168,000
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

Options to Purchase Our Securities.

 Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2014 and none were issued or exercised in 2014.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2014 Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2015 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2014 were Paul Wallace, Carlo Pablo, and Riaz Sumar.  Members of our Compensation Committee for 2015 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2014 were Claro Ramirez, Lyle Brown, and Riaz Sumar. Members of our Corporate Governance Committee for 2015 will  be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2014, we had no employees.

E.  Share Ownership

The following table lists as of February 20, 2015, the share ownership of our directors and executive officers.

The following table sets forth certain information as of February 20, 2015 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 203, 200 Barclay Parade S.W., Calgary, Alberta, T2P 4R5.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on February 20, 2015 was 439,143,765.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by Philex Mining Corporation and its subsidiary Philex Petroleum Corporation.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of February 20, 2014:

Name	Number of Shares Owned	Percent of Class
Philex Petroleum Corporation *	225,000,000	51.24
CDS&Co**	49,975,191	11.38
CEDE & Co**	38,773,155	8.83
Asian Coast International	67,740,000	15.42
Indexa Corp***	30,000,000	6.83

* These shares are registered to Philex Petroleum Corporation.  Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and 20,000,000 shares were purchased in a private transaction at the same time.  In April 2010, Philex Mining Corporation received a further 5,000,000 shares pursuant to a private placement at $0.50 per share.  In 2014 Philex Mining Corporation transferred the all of their shares to Philex Petroleum Corporation.  No other significant changes in the ownership of our shares by Philex Mining Corporation or Philex Petroleum Corporation has occurred during the past three (3) years.  Carlo Pablo is a director of Philex Petroleum Corporation which is a subsidiary of Philex Mining Corporation.

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

As at February 20, 2015, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On February 20, 2015, the shareholders’ list showed 587 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.18% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 524.

B.  Related Party Transactions

During the year ended December 31, 2014 general and administrative expenses included key management personnel compensation totaling $168,000 (2013: $196,500; 2012: $226,000).

During the year ended December 31, 2014 the Company incurred an interest charge of $Nil (2013: $Nil; 2012: $10,642) on a loan from the parent of the Company.

Included in accounts payable and accrued liabilities at December 31, 2014 is $59 (December 31, 2013; $56 owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2014, the Company owed Lascogon Mining Corporation $18,895 (December 31, 2013: $18,895). Amounts owing are unsecured, non interest bearing and due on demand.

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

B.  Significant Changes/Developments

None

ITEM 9.  THE OFFER AND LISTING

A.  Listing Details and Markets

Our shares have traded on the OTC – Bulletin Board (“OTC.BB”) under the symbol “FECOF” since September 22, 1999 but in 2012 our shares were only listed on the OTC Pink as a result of a lack of market makers.

The table below lists the high/low bid/ask prices on NASD/OTC.BB/OTC Pink  for our shares for each year within the five (5) most recent fiscal years.

OTC.BB/OTC Pink Stock Annual Price History - Common Shares
(US Dollars)
Year Ended	High	Low
12/31/14	$0.02	$0.00
12/31/13	$0.02	$0.00
12/31/12	$0.05	$0.01
12/31/11	$0.07	$0.02
12/31/10	$0.04	$0.00

The table below lists the volume of trading and high/low bid/ask prices on NASD/OTC-Bulletin Board/OTC Pink for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

OTC Bulletin Board/PTC Pink Stock Trading Activity - Common Shares
(US Dollars)
Quarter Ended	Volume	High	Low
12/31/14	4,426,200	0.01	0.00
9/30/14	2,275,000	0.01	0.00
6/30/14	459,000	0.01	0.01
3/31/14	3,055,600	0.02	0.01
12/31/13	5,193,400	0.02	0.01
9/30/13	5,103,100	0.01	0.00
6/30/13	3,670,500	0.01	0.01
3/31/13	4,449,500	0.02	0.01

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the OTC Pink.

OTC Pink Stock Monthly Price History - Common Shares
(US Dollars)
Month Ended	High	Low	Volume
01/31/15	0.00	0.00	501,100
12/31/14	0.00	0.00	2,614,100
11/30/14	0.00	0.00	537,200
10/31/14	0.01	0.00	1,274,900
09/30/14	0.01	0.00	583,500
08/31/14	0.01	0.01	287,000

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On February 20, 2015, the shareholders’ list showed 587 registered shareholders and 439,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.18% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 524.

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

As of December 31, 2014, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties.; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2014 and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2014, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors.,  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2014 were Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2015 will  be appointed following our Annual and General Meeting of Shareholders.

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

To better fulfill and implement the Board’s corporate governance policies, we have established a Corporate Governance Committee.  The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  The members of the Corporate Governance Committee are Claro Ramirez, Lyle Brown and Riaz Sumar.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2014, an amount of $20,672 was accrued as a best estimate of fees to be billed by our external auditors BDO Canada LLP (“BDO”).  BDO charged total fees of  $25,672 related to the audit of our annual financial statements for the year ended December 31, 2013.  There were no fees associated with the filing of taxes.

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

ITEM 16 H.  Mine Safety Disclosure
PART III

 Not Applicable.

ITEM 17. FINANCIAL STATEMENTS.

We report under Item# 18.

ITEM 18. FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 18 are found immediately below.

     Financial Statements:
Report of Auditors, dated March 30, 2015
Consolidated Balance Sheets at December 31, 2014 and December 31, 2013
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2014 and December 31, 2013
Consolidated Statements of Cash Flows for the Years ended December 31, 2014 and December 31, 2013
Notes to the Consolidated Financial Statements

FEC RESOURCES INC.
Financial Statements

For the year ended December 31, 2014
(Expressed in United States dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

INDEPENDENT AUDITOR'S REPORT

To the shareholders of FEC Resources Inc.

We have audited the accompanying financial statements of FEC Resources Inc., which comprise the statements of financial position as at December 31, 2014 and 2013 and the statements of comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of FEC Resources Inc. as at December 31, 2014 and 2013 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 2 in the financial statements, which indicates that the Company has incurred a net loss of $289,875 for the year ended December 31, 2014 and has an accumulated deficit of $19,620,110 since inception. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt upon the Company’s ability to continue as a going concern.

(signed) “BDO CANADA LLP”

Chartered Accountants
Vancouver, Canada
March 30, 2015

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

FEC RESOURCES INC.
Statements of Financial Position
Expressed in United States Dollars

December 31, 2014	December 31, 2013
ASSETS

Current assets
Cash (Note 6)	$192,191	$480,381
Receivables	1,444	1,437
Prepaid expenses	16,904	18,437
	210,539	500,255
Non-current assets
Property, plant and equipment (Note 7)	1,217	1,739
	$211,756	$501,994

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables (Note 11)	$41,406	$41,769
	41,406	41,769

Shareholders’ Equity
Share capital (Note 10)	16,732,397	16,732,397
Contributed surplus (Note 10)	3,058,063	3,058,063
Deficit	(19,620,110)	(19,330,235)
	170,350	460,225
	$211,756	$501,994

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Carlo Pablo”                                          “Riaz Sumar”
Director                                                          Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF COMPREHENSIVE LOSS
Expressed in United States Dollars

Year ended	Year ended	Year ended
December 31, 2014	December 31, 2013	December 31, 2012

General and administrative expenses

General and administration (Note 12)	$289,980	$367,100	$408,401
Operating loss	(289,980)	(367,100)	(408,401)

Share of loss of associates (Note 8)	-	-	(4,688,441)
Loss on dilution of investment in associate (Note 8)	-	-	(31,726)
Finance expense (Notes 9 and 11)	-	-	(10,642)
Interest income	105	344	877
Net loss and total comprehensive loss for the year	$(289,875)	$(366,756)	$(5,138,333)

Earnings / (loss) per common share
-Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding	439,143,765	439,143,765	439,143,765

FEC RESOURCES INC.
STATEMENTS OF CHANGES IN EQUITY
Expressed In United States Dollars
For the years ended December 31, 2014, December 31, 2013, and December 31, 2012

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2014	$16,732,397	$3,058,063	$(19,330,235)	$460,225
Total comprehensive loss for the year	-	-	(289,875)	(289,875)
Balance December 31, 2014	$16,732,397	$3,058,063	$(19,620,110)	$170,350

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2013	$16,732,397	$3,058,063	$(18,963,479)	$826,981
Total comprehensive loss for the year	-	-	(366,756)	(366,756)
Balance December 31, 2013	$16,732,397	$3,058,063	$(19,330,235)	$460,225

	Share capital	Contributed surplus	Deficit	Total
Balance January 1, 2012	$16,732,397	$3,058,063	$(13,825,146)	$5,965,314
Total comprehensive loss for the year	-	-	(5,138,333)	(5,138,333)
Balance December 31, 2012	$16,732,397	$3,058,063	$(18,963,479)	$826,981

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed In United States Dollars

Year ended	Year ended	Year ended
December 31, 2014	December 31, 2013	December 31, 2012
Cash used in
OPERATING ACTIVITIES
Net (loss) income for the year	$(289,875)	$(366,756)	$(5,138,333)

Non-cash items included in income (loss)
Amortization (Note 7)	522	745	1,065
Share of loss (profits) of associates (Note 8)	-	-	4,688,441
Loss on dilution of investment in associate (Note 8)	-	-	31,726
Accrued finance expense	-	-	-
	(289,353)	(366,011)	(417,101)
Changes in working capital related to operating activities
Receivables	(7)	1,054	(923)
Prepaid expenses	1,533	174	(159)
Trade and accrued payables	(363)	(32,869)	(14,603)
Net cash used in operating activities	(288,190)	(397,652)	(432,786)

FINANCING ACTIVITIES
Repayment of parent company loan	-	-	(301,790)
Net cash used in financing activities	-	-	(301,790)

Net decrease in cash	(288,190)	(397,652)	(734,576)
Cash – beginning of the year	480,381	878,033	1,612,609
Cash – end of the year	$192,191	$480,381	$878,033

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2014
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

At December 31, 2014, the Company held investments in Forum Energy plc in the United Kingdom and Metalore Mining Corporation in the Philippines, both of which are accounted for using the equity method. In addition, at December 31, 2014, the Company holds a 1.08% interest in Lascogon Mining Corporation (“Lascogon”) classified as an available-for-sale investment (Note 8).

The principal address of the Company is 203, 200 Barclay Parade S.W. Calgary, Alberta T2P 4R5.  The Company’s parent company is Philex Petroleum Corporation (“Philex”).

Note 2                      Basis of Preparation and Going Concern

a)      Statement of Compliance

These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on March 30, 2015.

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

Note 2                      Basis of Preparation (continued)

c)      Nature of Operations

The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control. The Company has not generated revenue from operations. The Company incurred a net loss of $289,875 during the twelve months-ended December 31, 2014 and has an accumulated deficit since inception of $19,620,110. As of December 31, 2014, the Company has cash resources of $192,191 which is considered insufficient to meet its obligations for at least twelve months from the end of the reporting period.

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy plc (“FEP”) to Philex under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEP in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEP under suitable terms. In addition, management has instituted measures to preserve cash through significantly decreasing its corporate costs.

Management has concluded that the combination of these circumstances casts substantial doubt on the ability of the Company to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Note 3                      Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

a)      Investment in associates

Investments in companies over which the Company has the power to exercise significant influence (but not control) are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss.  The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors.  Profit distributions received or receivable from the investments will reduce the carrying value of the investment.  Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the associate.

Note 3                 Summary of Significant Accounting Policies (continued)

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

During the years ended December 31, 2014, 2013 and 2012 the Company did not recognize any write-down or impairment reversal of its investments.

b)      Property, plant and equipment

Recognition and Measurement

On initial recognition, property, plant, and equipment are recorded at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company. This includes the appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items.  The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation less any impairment losses.

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

Note 3                      Summary of Significant Accounting Policies (continued)

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

c)      Income Taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Note 3                      Summary of Significant Accounting Policies (continued)

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

d)      Earnings / Loss Per Share

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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2014, December 31, 2013 and December 31, 2012.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e)      Financial Instruments

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

The Company has designated cash as loans and receivables, which is measured at amortized cost.

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

Note 3                      Summary of Significant Accounting Policies (continued)

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

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise of trade payables and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method.  This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid.

f)      Share capital

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

g)      Finance income and expenses

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

Note 4                    Standards, Amendments and Interpretations

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2014.

For the first time in 2014, the Company applied the following IFRSs and amendments which do not materially impact the annual or interim consolidated financial statements of the Company.

•	IFRIC 21 - Levies
•	IFRS 2 - Share-based Payment Amendment
•	IFRS 10 – Consolidated Financial Statements Amendment
•	IFRS 12 – Disclosure of Interests in other Entities Amendment
•	IAS 27 – Separate Financial Statements Amendment
•	IAS 32 – Financial Instruments: Presentation Amendment
•	IAS 36 – Impairment of Assets Amendment
•	IAS 39 – Financial Instruments: Recognition and Measurement Amendment

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will or may have an effect on the Company’s future results and financial position:

IFRS 9 Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB in its final version in July 2014, and will replace IAS 39, "Financial Instruments: Recognition and Measurement" (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.  The Company anticipates that this standard will be adopted in the Company’s financial statements for the period beginning January 1, 2018, and has not yet considered the potential impact of the adoption of IFRS 9.

IFRS 3 Business Combinations (Amendment)

IFRS 3 (Amendment) was issued in March 2014 to clarify the accounting for contingent consideration in a business combination. At each reporting period, an entity measures contingent consideration classified as an asset or a financial liability at fair value, with changes in fair value recognized in profit or loss. The amendments are effective for business combinations for which the acquisition date is on or after July 1, 2014. Additional amendments to the section clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangements in the financial statements of the joint arrangement itself. The amendments are effective for annual periods beginning on or after July 1, 2014.

Note 4                      Standards, Amendments and Interpretations (continued)

IFRS 8 Operating Segments (Amendment)

IFRS 8 (Amendment) was issued in March 2014 and requires an entity to disclose the judgments made by management in applying the aggregation criteria for reportable segments. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

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

Note 5                    Critical Accounting Estimates and Judgments (continued)

iii)	Deferred tax assets and liabilities
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

Note 6                    Cash

Cash  held at banks earns interest at floating rates based on daily bank deposit rates.

Note 7                     Property, Plant and Equipment

Computer Equipment	December 31 2014	December 31 2013	December 31 2012
Cost
Opening Cost	$15,543	15,543	15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(13,804)	(13,059)	(11,994)
Charge for the year	(522)	(745)	(1,065)
Ending Accumulated Depreciation	(14,326)	(13,804)	(13,059)

Carrying Value	$1,217	1,739	2,484

Note 8                    Investment in associates and available for sale investment

Investments in Associates

The Company has the following investments accounted for using the equity method:

	December 31, 2014	December 31, 2013

Forum Energy plc (“FEP”)	$-	$-
Metalore Mining Corporation	-	-
	$-	$-

Note 8                Investment in associates and available for sale investment (continued

i)	Investment in FEP

The investment in FEP is summarized as follows:
	Number of shares held	Amount

Balance, December 31, 2011	8,550,200	4,720,167
Equity share of loss from investment in FEP for the period ended December 31, 2012	-	(4,688,441)
Dilution loss on issuance of FEP shares	-	(31,726)

Balance December 31, 2014, 2013, and 2012	8,550,200	$-

Unrecognized equity share of losses (income)	December 31, 2014	December 31, 2013	December 31, 2012

Current	$(49,783)	$706,589	$1,742,525

Cumulative	$2,399,330	$2,449,113	$1,742,525

As at December 31, 2014 and 2013, the Company’s interest in FEP was 24.05%.

During the year ended December 31, 2012, FEP wrote down $25,400,000 of its investment in Service Contract 40 “SC40” as a result of receiving a resource estimate from an independent consultant.  The Company’s equity share of the losses incurred by FEP was in excess of the carrying value of the investment prior to recording the loss. However, in accordance with the guidance of IFRS, the Company has discontinued recording losses once the carrying value of the equity investment was reduced to zero. As result, the Company’s investment in FEP has been reduced to $nil for the years ended December 31, 2014 and 2013. If FEP subsequently reports profits, the Company will resume recognizing its share of those profits only after its share of the profits exceeds the share of losses not recognized.

At December 31, 2014, the Company held 8,550,200 shares of FEP with a fair value of $3,187,651 based on their quoted market price (December 31, 2013: $11,632,611).  The common shares of FEP are traded on the London Stock Exchange Alternative Investment Market (“AIM”). In addition to holding a 24.05% interest in FEP, the Company has two directors in common and shares a common parent with FEP.

ii)	Investment in Metalore Mining Corporation (“Metalore”)

The Company holds a 35% interest in Metalore with its cumulative cost being  $789,569 offset by equity share of losses totaling $24,894 and an impairment write-down of $764,675 leaving a carrying value of $Nil. Metalore’s project has been abandoned and it has no other operations.

Note 8                    Investment in associates and available for sale investment (continued)

Investment in available-for-sale securities

Investment in Lascogon Mining Corporation (“Lascogon”)

30,000,000 common shares of the Company that were issued into escrow, which may be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the assignment of its rights to the Company, are considered contingent consideration and will be recorded as an additional cost of the investment, at fair value, should Lascogon reach commerciality, which, as at December 31, 2014 is not considered likely.

In May 2012, the Company received a capital call from Lascogon in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon’s current deficit and to fund the upcoming work program and exploration budget.  The Company was given until December 21, 2012 to forward the requested funds or have its 40% interest diluted to 1.08%.  The Company did not forward funds and therefore its interest in Lascogon has been diluted to 1.08% with the result being that Lascogon was no longer considered an associate of the Company as the Company no longer exerts significant influence. Upon the dilution of its interest in Lascogon, the investment was reclassified to an available for sale investment having a fair value of $Nil as at December 31, 2014 and 2013. The current exploration phase under the Mineral Production Sharing Agreement (“MPSA”) expired in January 2014 and it is uncertain whether a further 2 year extension will be granted.

The Company’s cumulative cost in its investment in Lascogon is $2,635,254 offset by equity share of losses totaling $27,640 and an impairment write-down of $2,607,614 leaving a carrying value of $Nil.

Note 9                    Due to Parent Company

During the year ended December 31, 2009, the Company was advanced $273,000 by Philex Mining Corporation, the Company’s ultimate controlling entity. The loan was unsecured, and was due on December 31, 2010 and bore interest at LIBOR plus 3 % per annum.  On December 31, 2011 the Company owed a total of $301,790 including accrued interest.  On December 20, 2012, the Company repaid $312,432 representing the full amount of the loan and accrued interest.

Note 10                  Share Capital

a)       Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

  Issued:

Common Shares	Number	Amount
Balance, January 1, 2012	439,143,765	$16,732,397
Balance December 31, 2014, 2013 and 2012	439,143,765	$16,732,397

Note 10                   Share Capital (continued)

No preferred shares have been issued since the Company’s inception.

b)      Contributed Surplus

Balance December 31, 2014, December 31,2013 and December 31, 2012	$3,058,063

c)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s statements of financial position include Contributed Surplus and Deficit.

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

There were no stock options outstanding on December 31, 2014 and December 31, 2013 and none were issued between January 1, 2012 and December 31, 2014.

Note 11                  Related Party Transactions and Balances

During the year ended December 31, 2014 general and administrative expenses included key management personnel compensation totaling $168,000 (2013: $196,500; 2012: $226,000) (Note 12).

During the year ended December 31, 2014 the Company incurred an interest charge of $Nil (2013: $Nil; 2012: $10,642) on a loan from the parent of the Company (Note 9).

Included in accounts payable and accrued liabilities at December 31, 2014 is $59 (2013; $56; 2012: $61) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2014, the Company owed Lascogon Mining Corporation $18,895 (2013: $18,895; 2012: $18,895). Amounts owing are unsecured, non interest bearing and due on demand.

Related party transactions are measured at fair value.

Note 12	Nature of Expenses

General and administration expenses include	December 31, 2014	December 31, 2013	December 31, 2012
Professional fees	$38,544	$74,397	$83,903
Bank charges	2,703	3,844	3,750
Listing and filing fees	19,985	27,553	20,024
Office and miscellaneous	51,673	54,330	62,673
Consulting (Note 11)	168,000	196,500	226,000
Engineering and geological expenses	6,448	5,389	8,188
Amortization	522	745	1,065
Foreign exchange	2,105	4,342	2,798
	$289,980	$367,100	$408,401

Note 13                      Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2014	December 31, 2013	December 31, 2012
Loss before income taxes	$(289,875)	$(366,756)	$(5,138,333)
Tax expense (recovery) based on statutory rate of 25.0% (2013: 25%, 2012: 25.0%)	(72,000)	(92,000)	(1,285,000)
Impact of foreign exchange on tax assets as a difference in functional currency	94,000	114,000	(35,000)
Foreign currency adjustment on non-monetary items	172,000	139,000	(49,000)
Non-deductible expenses	-	-	4,000
Non-taxable portion of capital loss (gain)	-	-	586,000
Expiry of loss carry forward	270,000	-	-
Changes in unrecognized deferred tax assets	(464,000)	(161,000)	779,000
Total income tax expense (recovery)	-	-	-

Effective January 1, 2014, the Canadian Federal Corporate tax rate and the Alberta provincial tax rate remained at 15% and 10%, respectively.

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2014 and 2013 are summarized as follows:

	December 31, 2014	December 31, 2013

Non-capital losses	$1,465,000	1,796,000
Capital assets and other	41,000	2,000
Investments	1,898,000	2,070,000
Unrecognized deferred tax assets	(3,404,000)	(3,868,000)
	$-	-

Note 13                      Income Taxes (continued)

As at December 31, 2014, the Company had estimated non-capital losses for Canadian tax purposes of $5,858,000 which may be carried forward to offset future years’ taxable income. These losses will expire as follows:

Year of Expiry	Taxable Losses

2015	1,468,000
2026	1,433,000
2027	33,000
2028	519,000
2029	429,000
2030	547,000
2031	384,000
2032	357,000
2033	399,000
2034	289,000

$5,858,000

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

Note 14                   Financial Instruments and Risk Management (continued)

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

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2014, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2014, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash. The Company did not have any borrowings outstanding as at December 31, 2014.

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

Note 14                   Financial Instruments and Risk Management (continued)

c)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2014 the Company’s accounts payable and accrued liabilities were $41,406, all of which fall due for payment within twelve months of the balance sheet date.  The Company has minimal long-term commitments.

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

As at December 31, 2014, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

Note 16                   Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

ITEM 19.  EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”)	*
1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement)	*
4.1	Consulting Agreement dated March 1, 2004 between the Company and David Robinson	*
4.2	Consulting Agreement dated March 1, 2004 between the Company and Barry Stansfield	*
4.3	Consulting Agreement dated November 23, 2003 between the Company and Larry Youell	*
4.4	Consulting Agreement dated March 1, 2004 between the Company and David Wilson	*
4.5	Consulting Agreement dated March 1, 2004 between the Company and David	*
4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001	*
4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003	*
4.8	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003	*
4.9	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003	*
11.	Code of Ethics	*
12.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002	(filed herewith)
13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002	(filed herewith)
* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEC Resources Inc.
Date: April 2, 2015	By:	/s/Carlo Pablo
	Name:	Carlo Pablo
	Title:	President and Chief Executive Officer