Form 20-F
period 2015-12-31
FEC Resources Inc.
filed 2016-09-06
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  XXX      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                             For Fiscal Year ended December 31, 2015

OR

______  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

               ______ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  Date of event requiring this shell company report ……………
For the transition period from   ______  to   ______

Commission file number 0-17729

FEC RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Canada
(Jurisdiction of incorporation or organization)

203, 200 Barclay Parade S.W., Calgary, Alberta, T2P 4R5
(Address of principal executive offices)

Paul Wallace, (403) 290-1676, Fax (403) 770-8060, 203, 200 Barclay Parade S.W., Calgary, Alberta, T2P 4R5
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
Not Applicable

FEC RESOURCES, INC.
FORM 20-F ANNUAL REPORT FISCAL YEAR 2015

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
-
international, national, regional or local political and economic uncertainties, including the territorial dispute between the Republic of Philippines and the People’s Republic of China, changes in energy policies, foreign exchange restrictions and currency fluctuations;

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

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar
Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/15	1.28	1.40	1.17	1.38
Fiscal Year Ended 12/31/14	1.10	1.16	1.06	1.25
Fiscal Year Ended 12/31/13	1.03	1.07	0.98	1.06
Fiscal Year Ended 12/31/12	1.00	1.04	0.97	0.99
Fiscal Year Ended 12/31/11	0.98	1.05	0.94	1.02

The current closing rate of exchange was 1.31 on August 3, 2016.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	2/15	3/15	4/15	5/15	6/16	7/16
High	1.40	1.35	1.32	1.31	1.31	1.32
Low	1.35	1.30	1.25	1.25	1.27	1.28

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011.  The information presented below for the five year period ended December 31, 2015, 2014, 2013, 2012 and 2011 is derived from our financial statements which were examined by our independent auditors.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/15 (‘000) - except per share data	Year Ended 12/31/14 (‘000) - except per share data	Year Ended 12/31/13 (‘000) - except per share data	Year Ended 12/31/12 (‘000) - except per share data	Year Ended 12/31/11 (‘000) - except per share data
Revenue	$-	$-	$-	$-	$-
Net Income (Loss)	$341	$(290)	$(367)	$(5,138)	$435
Net Income (Loss) Per Share	$0.00	$(0.00)	$(0.00)	$(0.01)	$0.00
Diluted Net Income (Loss) Per Share	$0.00	$(0.00)	$(0.00)	$(0.01)	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	439,144	439,144	439,144	439,144	439,144
Working Capital	$510	$169	$458	$824	$1,242
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders’ Equity	$511	$170	$460	$827	$5,965
Share Capital	$16,732	$16,732	$16,732	$16,732	$16,732
Capital Stock Shares (‘000)	439,144	439,144	439,144	439,144	439,144
Total Assets	$572	$212	$502	$902	$6,356

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

D.  Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We earned income of  $340,909 during the year ended December 31, 2015 as a result of the sale of shares in Forum Energy Plc (2014 – ($289,875); 2013 – ($366,756)).  We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $19,279,201 as at December 31, 2015.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2016.  We have no sources of revenue other than from the sale of shares in Forum Energy Plc and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2015, 2014 and 2013 and have no producing properties.  Our ability to continue as a “going concern” in the long term is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

We Believe We Have Sufficient Working Capital to Support Our Business in 2016, We Will Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2015 and 2014 were $(266,369) and $(288,190), respectively.  We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Value and Transferability of Our Shares May Be Adversely Impacted By the Limited Trading Market For Our Shares and the Penny Stock Rules.

There is only a limited trading market for our shares on the Pink Sheets.  There can be no assurance that (a) we will be able to be listed again on the OTCQB, due to enhanced listing requirements that were implemented by OTC Markets in 2014, (b) this market will be sustained, or (c) that we will be able to satisfy any future trading criteria that may be imposed by the Financial Industry Regulatory Authority (“FINRA”).

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  In February 2016, an agreement was reached with a shareholder to cancel 30,000,000 common shares which had been issued but held in escrow; thus at August 3, 2016 we had 409,143,765 common shares outstanding.  We currently have 229,117,879 shares eligible to be resold pursuant to Rule 144. We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. No prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 55% of our outstanding stock.

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

It Is Possible that Our Title for the Claims in Which We Have a Direct or Indirect Interest in Will Be Challenged By Third Parties.

Although we will attempt to ascertain the status of the title for any projects in which we have or will acquire a material direct or indirect interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title.  Also, in many countries, claims have been made and new claims are being made by aboriginal peoples, and other countries claiming rights that call into question the property rights granted by the governments of those countries.  An example of this is the force majeure declared on SC72 because this contract area falls within the territorial disputed area of the West Philippine Sea which was the subject of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China.  On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.

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

As a Foreign Private Issuer, We Are Exempt From a Number Of U.S. Securities Laws And Rules Promulgated Thereunder And Are Permitted To File Less Information With The SEC Than U.S. Companies Must. This Will Limit The Information Available To Holders Of Our Shares

We currently qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the U.S. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

ITEM  4.  INFORMATION ON THE COMPANY

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  Prior to May 18, 2005, we owned 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later in this document.  On May 18, 2005, we sold our interest in FEI to Forum Energy Plc (“FEP”) for shares of FEP and cash as more fully described later in this document.  We currently hold 18.42% of the issued and outstanding capital of FEP, and in addition we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that holds the rights to a 64 hectare license  which has been abandoned.  We also own a 1.08% interest in Lascogon Mining Corporation which owns the Mineral Production and Sharing Agreement 148 (“MPSA 148”), a gold exploration projectin the Philippines.

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

Our head office is located at 203, 200 Barclay Parade SW, Calgary, Alberta T2P 4R5.  Our phone number is (403) 290-1676.

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, rely upon the sale of our assets to fund ongoing operations.  MMC had begun producing nominal quantities of iron ore which were expected to provide cash flow to us, but operations were shut down in 2006 for environmental reasons. We have filed for a mineral production and sharing agreement covering the current and surrounding area which we believed would be granted and would have allowed production to resume.  To date the mineral production and sharing agreement has not been granted and the operations of MMC are still dormant and have been abandoned.

Recent Developments

A final hearing on the merits and remaining issues of jurisdiction and admissibility was held from November 24-30, 2015 in The Hague regarding the area covered by FEP’s 70% interest in Service Contract 72 Reed Bank.   On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.

The Philippines

We are currently pursuing exploration and development opportunities for oil, natural gas, gold, and  copper in the Philippines through various companies in which we hold interests. FEP, in which we own a 18.42% equity interest, owns the oil and gas rights over a 8,800 square-kilometer block located in the West Philippine Sea. In addition FEP holds interests in various other concessions located in the Philippines. This block is subject to a dispute between The Republic of the Philippines and the Peoples Republic of China

We are involved in the exploration for gold and copper through our interest in Lascogon Mining Corporation. The current mining exploration phase of the MPSA expired in January 2014. The decision by the mining regulator to decline to allow an extension is being appealed however it is uncertain when the result of this appeal will be known nor is it certain what the outcome will be.

Forum Energy Plc. (“FEP”)

We currently own 18.42% of FEP. FEP was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.  The current holdings of FEP are based mainly in the Philippines and include:

•	70% interest in Service Contract 72 Reed Bank (SC 72), an offshore license which contains the Sampaguita Gas Field as well as several additional oil and gas leshare;

•	66.7% interest in Service Contract 40 North Cebu (SC 40), an onshore and offshore license which contains the onshore Libertad Gas Field and Maya discovery and several other prospects; and

•	2.27% interest in Service Contract 14C1 Galoc (SC 14C1 Galoc), an offshore license which contains the producing Galoc Field.

At the annual general meeting of Forum Energy on June 17, 2015, the shareholders passed resolutions which approved the delisting of Forum Energy from the London Stock Exchange and the conversion of FEP from a public company to a private company.

In connection with the delisting, FEP and Philex Petroleum announced an offer by Philex Petroleum to acquire the minority interests in FEP's Ordinary Shares not held by First Pacific Company Limited, Asia Link B.V., Philex Mining Corporation, FEC Resources Inc. and its nominee Ferlim Nominees Limited, and FEP shareholders in restricted jurisdictions for a cash consideration of 20 pence per Ordinary Share ("Offer").  A total of 2,383,777 shares were purchased by Philex Petroleum representing 6.71 per cent of FEP.

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

In the first quarter of 2011, Forum completed 565 Km2 of 3D seismic acquisition over the Sampaguita Gas Field and 2,202 Line-Km of 2D seismic data was also acquired over the block in order to further define additional leshare.

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

SC 72 is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments. There are discussions being held to try and find a commercial solution but any such commercial solution would require the full support of the Philippine government.   Recognizing that the delay in implement the drilling programme were for reasons beyond the control of Forum Energy, the Philippine Department of Energy extended the end date of Sub-Phase 2 from August 14, 2013 to August 14, 2016.

On March 4, 2015 the Philippine Department of Energy granted a force majeure on SC72 because this contract area falls within the territorial disputed area of the West Philippine Sea which is the subject of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China.

Under the terms of the force majeure, all exploration work at SC72 is immediately suspended (effective from 15 December 2014) until the DOE notifies the Company that it may commence drilling.  As a result, the second sub-phase of SC72 was put on hold until further notice.

 It is anticipated that the terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the force majeure.

On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.

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

SC 14C1 Galoc

FEP’s largest producing asset is the Galoc oil field located offshore northwest Palawan  and has an area of 163 square kilometres and contains the Galoc oil field which was first put in production in 2008.  Production from the Galoc development reached 1.7 million barrels gross in 2013. FEP has a 2.27% interest in the field and received US$2.1 million after deduction of share of operating costs from crude sales from the field during the year. The second phase of development was completed in November 2013 with the drilling of two additional production wells.  Total oil production from the four wells was  2.8 million barrels in 2014 at and achieved an average selling price of $105.80 per barrel. FEP secured US$2.58 million of financing from BNP Paribas in 2012 to help fund its share of development costs for this phase of the project , which was repaid in June 2014. In 2015 production from the Galoc field was 2.43 million barrels which achieved an average selling price of $53.8 per barrel.

FEP anticipates lower revenues from the Galoc oil field in 2016 due to lower oil prices and a decline in production.  Gross production is forecast to decrease 2016.  Further development of the Galoc field has been deferred until market conditions for oil improve.

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

Metalore Mining Corp.

MMC commenced preliminary mining operations at the beginning of October 2005, with iron ore extraction mainly being recovered as strewn boulders and debris recovered from routing of the mine access roshare leading to the main iron ore body.  As of March, 2006, Metalore had successfully completed and shipped its first iron ore contract.  Difficulties were encountered prior to this with overburdens of pyrites, where iron ore had been anticipated, and with environmental compliance.

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

In May 2012, we received a capital call from Lascogon Mining in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon Mining’s current deficit and to fund the upcoming work program and exploration budget.  We were given until December 21, 2012 to forward the requested funds or have our 40% interest diluted to 1.08%.  We did not forward funds and therefore our interest in Lascogon Mining was diluted to 1.08%.

The current mining exploration phase of the MPSA expired in January 2014.  The decision by the mining regulator in 2015 to decline the granting of an extension has been appealed however it is uncertain when the result of this appeal will be known nor is the outcome certain. .

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are  different from US GAAP (refer to the Auditors’ Report dated August 30, 2016).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2015, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2015 versus December 31, 2014

Our consolidated accounts show income for the year ended December 31, 2015 of $340,909 or $0.00 per share, versus a loss of $289,875 or $(0.00) per share for the year ended December 31, 2014.  During the year ended December 31, 2015, we sold 2,000,000 shares of Forum Energy and recorded a gain of $637,902 which was the reason we reported income. General and Administration expenses were $297,041 for the year ended December 31, 2015 versus $289,980 for the same period in 2014. We recorded amortization of $365 for the year ended December 31, 2015 versus $522 for the same period in 2014.  For the year ended December 31, 2015 foreign exchange loss was $5,684 versus a loss of $2,105 for the year ended December 31, 2014.

Interest income was $48 for the year ended December 31, 2015 versus $105 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2014.

Fiscal year ended December 31, 2014 versus December 31, 2013

Our consolidated accounts show loss for the year ended December 31, 2014 of $289,875 or $(0.00) per share, versus a loss of $366,756 or $0.00 per share for the year ended December 31, 2013.  General and Administration expense were $289,980 for the year ended December 31, 2014 versus $367,100 for the same period in 2013. We recorded amortization of $522 for the year ended December 31, 2014 versus $745 for the same period in 2013.  For the year ended December 31, 2014 foreign exchange loss was $2,105 versus a loss of $4,342 for the year ended December 31, 2013.

Interest income was $105 for the year ended December 31, 2014 versus $344 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2013.

Balance Sheet

Our current assets were $571,366 at December 31, 2015 versus $210,539 for the year ended December 31, 2014. The difference is mainly a result of the higher cash balance on December 31, 2015. Our  investment in FEP is reflected at a carrying value of $Nil in the financial statements as at December 31, 2015 and December 31, 2014.

Liquidity and Capital Resources

Our working capital position at December 31, 2015 was $510,407 versus working capital of $169,133 at December 31, 2014 and shareholders’ equity was $511,259 at December 31, 2015 (December 31, 2014 $170,350).

To meet our working capital needs in the short term, we were able to sell 2,000,000 shares of FEP during the year ended December 31, 2015.

Cash used in operating activities for the year ended December 31, 2015 was $266,369 versus $288,190 for the same period in 2014 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $Nil for the years ended December 31, 2015 and December 31, 2014.

Cash provided by investing activities for the year ended December 31, 2015 was $637,902 from the sale of Forum Energy shares and $Nil for the year ended December 31, 2014.

Capital Resources

In order to fully earn a 40% interest in the joint venture with Philex Gold Philippines Inc. (“PGPI”) on the Lascogon Project, we were required to fund a total of $1 million of the work program by October, 2006 which was completed. To maintain our 40% interest, we were required to pay for 40% of the ongoing work program or our position would be diluted.  In May 2012, we received a capital call from Lascogon Mining in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon Mining’s current deficit and to fund the upcoming work program and exploration budget.  We were given until December 21, 2012 to forward the requested funds or have our 40% interest diluted to 1.08%.  We did not forward funds and therefore our interest in Lascogon Mining was diluted to 1.08%.

We currently own 35% of Metalore, 1.08% of Lascogon and 18.42% of FEP. All but FEP require us to fund our share of any work programs in order to maintain our current equity share in each company. If FEP is required to raise additional funds through equity issuances then we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

Should we be unable to meet our share of the work programs then our holdings would be diluted down accordingly.  In 2007, we wrote off our investment in Metalore and in 2010, we wrote off our investment in Lascogon.

We anticipate that we will require additional funds for working capital for the next twelve months from the date of this filing and we are evaluating options in order to raise the additional funds.  We may be able to sell our FEP shares should the need arise. If we are unable to raise additional funds by way of selling our FEP shares in an orderly transaction, there is substantial doubt that we will be able to continue as a going concern.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”).. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2015.

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

Determination of significant influence over investments

Judgment is required to determine whether significant influence exists over companies in which we hold investments. Significant influence is presumed to exist if an entity holds 20 per cent or more of the voting power of the investee unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. The existence of significant influence by an entity is usually evidenced by one or more of the following:

(a)           representation on the board of directors or equivalent governing body of the investee;
(b)           participation in policy-making processes, including participation in decisions about dividends or otherdistributions;
(c)           material transactions between the entity and its investee;
(d)           interchange of managerial personnel; or
(e)           provision of essential technical information.

We determined that, despite having its ownership of FEP reduced to 18.42% of the outstanding shares of FEP by way of a sale of a portion of its shareholdings during the year ended December 31, 2015, we still maintained significant influence over the operations of FEP by virtue of our CEO and CFO holding a seat on the board of FEP as well being the Finance Director of FEP.

Lascogon Contingent Consideration

There were 30,000,000 common shares of ours issued into escrow which are to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the investment; these shares are considered contingent consideration. These shares are to be released from escrow if the project is declared commercial and were deemed to have zero value when they were issued. Accordingly no liability has been recognized.  At December 31, 2015 and at the date of this report, it is was not considered likely that a declaration of commerciality would take place.  In February 2016, we paid the vendor of the investment $36,000 and by mutual consent the shares were canceled and returned to treasury pursuant to a settlement agreement.

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

Recent  Accounting Related Pronouncements

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will or may have an effect on the Company’s future results and financial position

IFRS 9 Financial Instruments

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

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) will replace IAS 18, "Revenue", IAS 11 ”Construction Contracts and certain revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for the determination of when revenue is recognized and improves disclosures about revenue. IFRS 15 also includes more detailed guidance as to when to account separately for individual performance obligations in a multiple element arrangement. The IASB has deferred the effective date of IFRS 15 to annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company has not yet considered the potential impact of the adoption of IFRS 15.

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 eliminates the distinction between operating and finance leases and requires most leases to be recorded on the balance sheet for lessees under a single model unless the lease term is twelve months or less or the underlying asset has low value. IFRS 16 has an effective date for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 is also applied. The Company is assessing the impact, if any, the adoption of IFRS 16 will have on its financial statements.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1) (2)	65	Director since November 2012, President and CEO since August 2015 and CFO since June 2015.
Claro Ramirez (1)	55	Director since October 2011
Lyle Brown (1) (3)	62	Director since October 2013
(1)	Member of Audit Committee in 2015.

(2)	Member of Compensation Committee in 2015

(3)	Member of the Corporate Governance Committee in 2015

Information About our Directors and Officers

Mr. Paul Wallace Chairman, President, Chief Executive Officer, and Chief Financial Officer

Mr. Paul Frederick Wallace is a Chartered Professional Accountant and member of the CPA Canada.   He was appointed as the Chief Financial Officer of Hong Kong based First Pacific Company Limited from 1995 to 1997between 2003 and 2004 and between 2014 and 2015.  He was appointed Group Finance Director to the Sanctuary Group plc between 2005 and 2008. Mr. Wallace was Chief Executive Officer of Blue Ocean Wireless Limited between 2009 and 2011, and a Non-Executive Director of JPMorgan Global Emerging Markets Income Trust Plc between 2010 and 2015.  He is also the Finance Director of FEP, a Director of Pitkin Petroleum and Head of Finance of Goodman Fielder Pty Limited.

Mr. Claro Ramirez

Mr. Ramirez is a resident of Richmond, British Columbia, Canada and has served as Senior Vice President of Philippine Long Distance Telephone Company (“PLDT”) for the last eleven years.

Mr. Lyle Brown

Mr. Brown is a resident of Vancouver, British Columbia, Canada.  He is a Chartered Professional Accountant and  Partner of Culver & Co., an accounting firm, since 1991.   Mr. Brown is also a director of Northern Lion Gold Corp and New World Resources Corp which are both listed on the TSX-V and Frankfurt stock exchanges.  Mr. Brown is also a director of Nano One Materials Corp which is listed on the TSX-V.

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

Paul Wallace is also a director of FEP.

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

No funds were set aside or accrued by us during the year ending December 31, 2015 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2015 and 2014 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2015
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$12,000	$0.00	$12,000
Carlo Pablo*	$24,000	$0.00	$24,000
Lyle Brown	$24,000	$0.00	$24,000
Paul Wallace	$12,000	$0.00	$12,000
Riaz Sumar*	$38,500	$0.00	$38,500
Total	$110,500	$0.00	$110,500
(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

* Riaz Sumar resigned as CFO in June 2015 and Carlo Pablo resigned as President and CEO in August 2015.

Director Compensation for Fiscal Year ended December 31, 2014
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Riaz Sumar	$84,000	$0.00	$84,000
Claro Ramirez	$12,000	$0.00	$12,000
Carlo Pablo	$36,000	$0.00	$36,000
Paul Wallace	$12,000	$0.00	$12,000
Lyle Brown	$24,000	$0.00	$24,000
Total	$168,000	$0.00	$168,000
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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2015 and none were issued or exercised in 2015 or 2014.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2015 Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2016 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2015 were Paul Wallace, Carlo Pablo until he resigned in August 2015, and Riaz Sumar until he resigned in June 2015.  Members of our Compensation Committee for 2016 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2015 were Claro Ramirez, Lyle Brown, and Riaz Sumar until he resigned in June 2015.  Members of our Corporate Governance Committee for 2016 will  be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2015, we had no employees.

E.  Share Ownership

The following table lists as of August 3, 2016, the share ownership of our directors and executive officers.

The following table sets forth certain information as of August 3, 2016 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 203, 200 Barclay Parade S.W., Calgary, Alberta, T2P 4R5.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on August 3, 2016 was 409,143,765.

Name of Director and/or Officer and number of shares held:	Number of Shares	Percent of Class
Paul Wallace *	-	-
Claro Ramirez	-	-
Lyle Brown	-	-
Number of shares held by all Directors and Officers as a group:	-	-
* Paul Wallace and Claro Ramirez are nominees from Philex Mining Corporation and Philex Petroleum Corporation.  Philex Mining Corporation is the ultimate parent company which controls 225,000,000 shares of FEC.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by Philex Mining Corporation and its subsidiary Philex Petroleum Corporation.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of August 3, 2016:

Name	Number of Shares Owned	Percent of Class
Philex Petroleum Corporation *	225,000,000	54.99
CDS&Co**	49,975,191	12.21
CEDE & Co**	38,775,155	9.48
Asian Coast International	67,740,000	16.56

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

As at August 3, 2016, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On August 3, 2016, the shareholders’ list showed 585 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.93% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 523.

B.  Related Party Transactions

During the year ended December 31, 2015 general and administrative expenses included key management personnel compensation totaling $110,500 (2014: $168,000; 2013: $196,500).

Included in accounts payable and accrued liabilities at December 31, 2015 is $Nil (2014; $59; 2013: $56) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2015, the Company owed Lascogon Mining Corporation $18,895 (2014: $18,895; 2013: $18,895). Amounts owing are unsecured, non interest bearing and due on demand.

On November 16, 2015 the Company sold 2,000,000 FEP shares to its parent company Philex Petroleum Corporation (“Philex”) for 21 British pence per share. As a result of the sale of the shares, the Company recorded a gain on sale of $637,902.

Related party transactions are measured at exchange value.

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

The table below lists the high/low bid/ask prices on OTC.BB/Pink Sheets for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB/Pink Sheets Stock Annual Price History - Common Shares
(US Dollars)
Year Ended	High	Low
12/31/15	$0.01	$0.00
12/31/14	$0.02	$0.00
12/31/13	$0.02	$0.00
12/31/12	$0.05	$0.01
12/31/11	$0.07	$0.02

The table below lists the volume of trading and high/low bid/ask prices on Pink Sheets for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

Pinks Sheets Stock Trading Activity - Common Shares
(US Dollars)
Quarter Ended	Volume	High	Low
12/31/15	1,439,354	0.00	0.00
9/30/15	975,173	0.01	0.00
6/30/15	1,857,410	0.00	0.00
3/31/15	3,854,448	0.01	0.00
12/31/14	4,426,200	0.01	0.00
9/30/14	2,275,000	0.01	0.00
6/30/14	459,000	0.01	0.01
3/31/14	3,055,600	0.02	0.01

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the Pink Sheets.

Pink Sheets Stock Monthly Price History - Common Shares
(US Dollars)
Month Ended	High	Low	Volume
7/31/16	0.00	0.00	196,100
6/30/16	0.00	0.00	1,161,087
5/31/16	0.00	0.00	239,242
4/30/16	0.00	0.00	221,162
3/31/16	0.00	0.00	537,100
2/29/16	0.00	0.00	269,308

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On August 3, 2016, the shareholders’ list showed 585 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.93% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 523.

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

As of December 31, 2015, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2015 and communicated the matters to our management and board of directors.

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

Any effort to increase the size of the Board of Directors, appoint independent directors or hire additional personnel is conditional upon the Company raising additional capital.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2015, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors.,  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2015 were Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2016 will  be appointed following our Annual and General Meeting of Shareholders.

Our Board has determined that it has at least one (1) financial expert serving on its Audit Committee.  This individual is Lyle Brown.  Mr. Brown is a Chartered Professional  Accountant and  Partner of Culver & Co., an accounting firm. Mr. Brown has significant experience in the review of financial statements and related information.

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

To better fulfill and implement the Board’s corporate governance policies, we have established a Corporate Governance Committee.  The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  The members of the Corporate Governance Committee are Claro Ramirez and Lyle Brown.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2015, an amount of $15,896 was accrued as a best estimate of fees to be billed by our external auditors BDO Canada LLP (“BDO”).  For 2014, BDO charged total fees of  $23,499 related to the audit of our annual financial statements for the year ended December 31, 2014.

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

 Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We report under Item# 18.

ITEM 18. FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 18 are found immediately below.

     Financial Statements:
Report of Auditors, dated August 30, 2016
Consolidated Balance Sheets at December 31, 2015 and December 31, 2014
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2015 and December 31, 2014
Consolidated Statements of Cash Flows for the Years ended December 31, 2015 and December 31, 2014
Notes to the Consolidated Financial Statements

FEC RESOURCES INC.
Financial Statements

For the year ended December 31, 2015
(Expressed in United States dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

INDEPENDENT AUDITOR'S REPORT

To the shareholders of FEC Resources Inc.

We have audited the accompanying financial statements of FEC Resources Inc., which comprise the statements of financial position as at December 31, 2015 and 2014 and the statements of comprehensive income (loss) changes in equity and cash flows for each of the years in the three year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of FEC Resources Inc. as at December 31, 2015 and 2014 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Professional Accountants
Vancouver, Canada
August 30, 2016

FEC RESOURCES INC.
Statements of Financial Position
Expressed in United States Dollars

December 31, 2014	December 31, 2013
ASSETS

Current assets
Cash (Note 6)	$563,724	$192,191
Receivables	1,165	1,444
Prepaid expenses	6,477	16,904
	571,366	210,539
Non-current assets
Property, plant and equipment (Note 7)	852	1,217
	$572,218	$211,756

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables (Note 10)	$60,959	$41,406
	60,959	41,406

Shareholders’ Equity
Share capital (Note 9)	16,732,397	16,732,397
Contributed surplus (Note 9)	3,058,063	3,058,063
Deficit	(19,279,201)	(19,620,110)
	511,259	170,350
	$572,218	$211,756

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Paul Wallace”                                           “Lyle Brown”
Director                                                                                           Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Expressed in United States Dollars

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013

General and administrative expenses
General and administration (Note 11)	$297,041	$289,980	$367,100
Operating loss	(297,041)	(289,980)	(367,100)

Gain on sale of shares in FEP (Note 8)	637,902	-	-
Interest income	48	105	344
Net income (loss) and total comprehensive income (loss) for the year	$340,909	$(289,875)	$(366,756)

Earnings / (loss) per common share
- Basic and diluted	$0.00	$(0.00)	$(0.00)
Weighted average number of shares outstanding, basic and diluted	439,143,765	439,143,765	439,143,765

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CHANGES IN EQUITY
Expressed In United States Dollars
For the years ended December 31, 2015, December 31, 2014, and December 31, 2013

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2015	$16,732,397	$3,058,063	$(19,620,110)	$170,350
Total comprehensive income for the year	-	-	340,909	340,909
Balance December 31, 2015	$16,732,397	$3,058,063	$(19,279,201)	$511,259

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2014	$16,732,397	$3,058,063	$(19,330,235)	$460,225
Total comprehensive loss for the year	-	-	(289,875)	(289,875)
Balance December 31, 2014	$16,732,397	$3,058,063	$(19,620,110)	$170,350

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2013	$16,732,397	$3,058,063	$(18,963,479)	$826,981
Total comprehensive loss for the year	-	-	(366,756)	(366,756)
Balance December 31, 2013	$16,732,397	$3,058,063	$(19,330,235)	$460,225

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed In United States Dollars

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Cash used in
OPERATING ACTIVITIES
Net income (loss) for the year	$340,909	$(289,875)	$(366,756)

Non-cash items included in income (loss)
Amortization (Note 7)	365	522	745
Gain on sale of shares in FEP	(637,902)	-	-
	(296,628)	(289,353)	(366,011)
Changes in working capital related to operating activities
Receivables	279	(7)	1,054
Prepaid expenses	10,427	1,533	174
Trade and accrued payables	19,553	(363)	(32,869)
Net cash used in operating activities	(266,369)	(288,190)	(397,652)

INVESTING ACTIVITY
Proceeds from sale of shares in FEP	637,902	-	-
Net cash provided by financing activities	637,902	-	-

Net increase (decrease) in cash	371,533	(288,190)	(397,652)
Cash – beginning of the year	192,191	480,381	878,033
Cash – end of the year	$563,724	$192,191	$480,381

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
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

At December 31, 2015, the Company held an investment in Metalore Mining Corporation in the Philippines which is accounted for using the equity method.  The Company also has an 18.42% interest Forum Energy plc (“FEP”) in the United Kingdom.  The Company has concluded that it still has significant influence over FEP and has continued to account for it using the equity method.  (Note 8).  In addition, at December 31, 2015, the Company held a 1.08% interest in Lascogon Mining Corporation (“Lascogon”) classified as available-for-sale investment.

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

The financial statements were authorized for issue by the Board of Directors on August 30, 2016.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 2                      Basis of Preparation (continued)

c) Nature of Operations

The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control. The Company has not generated revenue from operations. The Company had net income of $340,909 during the twelve months-ended December 31, 2015 and has an accumulated deficit since inception of $19,279,201. As of December 31, 2015, the Company has cash resources of $563,724 which is considered sufficient to meet its obligations for at least twelve months from the end of the reporting period.

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
December 31, 2015
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

During the years ended December 31, 2015, 2014 and 2013 the Company did not recognize any write-down or impairment reversal of its investments.

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
December 31, 2015
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
December 31, 2015
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

d)	Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

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

                                 e) Earnings / Loss Per Share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant year.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 3                      Summary of Significant Accounting Policies (continued)

                                 e) Earnings / Loss Per Share (continued)

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2015, December 31, 2014 and December 31, 2013.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

                                 f) Financial Instruments

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
December 31, 2015
(Stated in United States Dollars)

Note 3                       Summary of Significant Accounting Policies (continued)

                                 f) Financial Instruments (continued)

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

                                 g) Share capital

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

                                 h) Finance income and expenses

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

Note 4                      Standards, Amendments and Interpretations

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2015.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 4	Standards, Amendments and Interpretations (continued)

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

IFRS 15 Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) will replace IAS 18, "Revenue", IAS 11 ”Construction Contracts and certain revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for the determination of when revenue is recognized and improves disclosures about revenue. IFRS 15 also includes more detailed guidance as to when to account separately for individual performance obligations in a multiple element arrangement. The IASB has deferred the effective date of IFRS 15 to annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company has not yet considered the potential impact of the adoption of IFRS 15.

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 eliminates the distinction between operating and finance leases and requires most leases to be recorded on the balance sheet for lessees under a single model unless the lease term is twelve months or less or the underlying asset has low value. IFRS 16 has an effective date for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 is also applied. The Company is assessing the impact, if any, the adoption of IFRS 16 will have on its financial statements.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
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

There were 30,000,000 common shares of the Company issued into escrow which are to be awarded to Indexa Corp., the vendor of the investment in Lascogon, upon the declaration of commerciality of the mining project as full and final consideration for the investment; these shares are considered contingent consideration. These shares were to be released from escrow if the project was declared commercial and were deemed to have zero value when they were issued as the likelihood of the Lascogon being in a position to declare commerciality was remote. Accordingly no liability was recognized.  Subsequent to year end, a settlement was reached whereby the shares were cancelled and returned to treasury for a payment of $36,000 to Indexa Corp.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 5                      Critical Accounting Estimates and Judgments (continued)

iv)	Determination of natural resource reserves and natural resources estimates

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

Note 6                      Cash

Cash held at banks earns interest at floating rates based on daily bank deposit rates.

Note 7                      Property, Plant and Equipment

Computer Equipment	December 31 2015	December 31 2014	December 31 2013
Cost
Opening Cost	$15,543	$15,543	$15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(14,326)	(13,804)	(13,059)
Charge for the year	(365)	(522)	(745)
Ending Accumulated Depreciation	(14,691)	(14,326)	(13,804)

Carrying Value	$852	$1,217	$1,739

Note 8                     Investment in associates and available for sale investment

Investments in Associates

The Company has the following investments accounted for using the equity method:

	December 31, 2015	December 31, 2014

Metalore Mining Corporation	-	-

	$-	$-

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 8                     Investment in associates and available for sale investment (continued)

i)	Investment in Metalore Mining Corporation (“Metalore”)

The Company holds a 35% interest in Metalore with its cumulative cost being  $789,569 offset by equity share of losses totaling $24,894 and an impairment write-down of $764,675 leaving a carrying value of $Nil. Metalore’s project has been abandoned and it has no other operations.

ii)	Investment in FEP

The investment in FEP is summarized as follows:

	Number of shares held	Amount

Balance, December 31, 2013 and 2014	8,550,200	-
Disposition	(2,000,000)	-

Balance December 31, 2015	6,550,200	$-

As at December 31, 2015 the Company’s interest in FEP was 18.42% (2014 – 24.05%).

During the year ended December 31, 2012, FEP wrote down $25,400,000 of its investment in Service Contract 40 “SC40” as a result of receiving a resource estimate from an independent consultant.  The Company’s equity share of the losses incurred by FEP was in excess of the carrying value of the investment prior to recording the loss. However, in accordance with the guidance of IFRS, the Company discontinued recording losses once the carrying value of the equity investment was reduced to zero. As result, the Company’s investment in FEP was reduced to $Nil.

At the annual general meeting of FEP on June 17, 2015, the shareholders passed resolutions which approved the delisting of FEP from the London Stock Exchange and the conversion of FEP from a public company to a private company.

On November 16, 2015 the Company sold 2,000,000 FEP shares to its parent company Philex Petroleum Corporation (“Philex”) for 21 British pence per share.  As a result of the sale of the shares, the Company recorded a gain on sale of $637,902.

At December 31, 2015, the Company held 6,550,200 shares of FEP.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 8                     Investment in associates and available for sale investment (continued)

Investment in available-for-sale investment

iii)	Investment in Lascogon Mining Corporation (“Lascogon”)

30,000,000 common shares of the Company  were issued into escrow, which were to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the assignment of its rights to the Company, were considered contingent consideration and were to be recorded as an additional cost of the investment, at fair value, should Lascogon reach commerciality. Subsequent to year end, a settlement was reached whereby the shares were cancelled and returned to treasury for a payment of $36,000.

In May 2012, the Company received a capital call from Lascogon in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon’s current deficit and to fund the upcoming work program and exploration budget.  The Company was given until December 21, 2012 to forward the requested funds or have its 40% interest diluted to 1.08%.  The Company did not forward funds and therefore its interest in Lascogon has been diluted to 1.08% with the result being that Lascogon was no longer considered an associate of the Company as the Company no longer exerts significant influence. Upon the dilution of its interest in Lascogon, the investment was reclassified to an available for sale investment having a fair value of $Nil as at December 31, 2014 and 2013. The current exploration phase under the Mineral Production Sharing Agreement (“MPSA”) expired in January 2014 and it remains uncertain whether a further 2 year extension will be granted.

The Company’s cumulative cost in its investment in Lascogon is $2,635,254 offset by equity share of losses totaling $27,640 and an impairment write-down of $2,607,614 leaving a carrying value of $Nil.

Note 9                     Share Capital

a)  Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

  Issued:

Common Shares	Number	Amount

Balance, January 1, 2013	439,143,765	$16,732,397

Balance December 31, 2015, 2014 and 2013	439,143,765	$16,732,397

No preferred shares have been issued since the Company’s inception.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 9                      Share Capital - (continued)

b) Contributed Surplus

Balance December 31, 2015, 2014 and, 2013	$3,058,063

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

There were no stock options outstanding on December 31, 2015 and December 31, 2014 and none were issued between January 1, 2013 and December 31, 2015.

Note 10                                Related Party Transactions and Balances

During the year ended December 31, 2015 general and administrative expenses included key management personnel compensation totaling $110,500 (2014: $168,000; 2013: $196,500) (Note 11).

Included in accounts payable and accrued liabilities at December 31, 2015 is $Nil (2014; $59; 2013: $56) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2015, the Company owed Lascogon Mining Corporation $18,895 (2014: $18,895; 2013: $18,895). Amounts owing are unsecured, non interest bearing and due on demand.

Related party transactions are measured at their exchange value.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 11	Nature of Expenses

General and administration expenses include	December 31, 2015	December 31, 2014	December 31, 2013
Professional fees	$37,205	$38,544	$74,397
Bank charges	2,961	2,703	3,844
Listing and filing fees	23,479	19,985	27,553
Office and miscellaneous	33,552	51,673	54,330
Consulting (Note 10)	187,042	168,000	196,500
Engineering and geological expenses	6,753	6,448	5,389
Amortization	365	522	745
Foreign exchange	5,684	2,105	4,342
	$297,041	$289,980	$367,100

Note 12                   Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31        are as follows:
	December 31, 2015	December 31, 2014	December 31, 2013

Income (loss before income taxes)	340,909	(289,875)	(366,756)

Tax expense (recovery) based on statutory rate of 26.0% (2014: 25%, 2013: 25.0%)	89,000	(72,000)	(92,000)
Impact of disallowed capital losses	268,000	-	-
Impact of foreign exchange on tax assets as a difference in functional currency	-	94,000	114,000
Foreign currency adjustment on non-monetary items	552,000	172,000	139,000
Effect of reduction in statutory rate	(249,000)	-	-
Non-taxable portion of capital gains	(86,000)	-	-
Expiry of loss carry forward	332,000	270,000	-
Changes in unrecognized deferred tax assets	(906,000)	(464,000)	(161,000)
Total income tax expense (recovery)	-	-	-

Effective July 1, 2015, the Canadian Federal Corporate tax rate and the Alberta provincial tax rate were 15% and 11.01%, respectively.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 12                   Income Taxes (continued)

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2015 and 2014 are summarized as follows:

	December 31, 2015	December 31, 2014

Non-capital losses	$1,067,000	$1,465,000
Capital assets and other	37,000	41,000
Investments	1,394,000	1,898,000
Unrecognized deferred tax assets	(2,498,000)	(3,404,000)
	$-	$-

As at December 31, 2015, the Company had estimated non-capital losses for Canadian tax purposes of $3,951,000 which may be carried forward to offset future years’ taxable income.

The potential benefit of these carry-forward non-capital losses has not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 13                   Financial Instruments and Risk Management

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

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2015, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2015, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 13                      Financial Instruments and Risk Management (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash. The Company did not have any borrowings outstanding as at December 31, 2015.

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

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2015 the Company’s accounts payable and accrued liabilities were $60,959, all of which fall due for payment within twelve months of the balance sheet date.  The Company has minimal long-term commitments.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015
(Stated in United States Dollars)

Note 14	Capital Management

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

As at December 31, 2015, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

Note 15                   Segmental Reporting

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

FEC Resources Inc. (Registrant)

Date: September 6, 2016	By:	/s/Paul Wallace
Paul Wallace
President and Chief Executive Officer