Form 20-F
period 2016-12-31
FEC Resources Inc.
filed 2017-03-30
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  XXX      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                             For Fiscal Year ended December 31, 2016

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  409,143,765 Common Stock.

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

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar
Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/16	1.32	1.46	1.25	1.34
Fiscal Year Ended 12/31/15	1.28	1.40	1.17	1.38
Fiscal Year Ended 12/31/14	1.10	1.16	1.06	1.25
Fiscal Year Ended 12/31/13	1.03	1.07	0.98	1.06
Fiscal Year Ended 12/31/12	1.00	1.04	0.97	0.99

The current closing rate of exchange was 1.31 on February 15, 2017.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	8/16	9/16	10/16	11/16	12/16	1/17
High	1.32	1.33	1.34	1.36	1.36	1.34
Low	1.28	1.28	1.31	1.33	1.31	1.30

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012.  The information presented below for the five year period ended December 31, 2016, 2015, 2014, 2013 and 2012 is derived from our financial statements which were examined by our independent auditors.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/16 (‘000) - except per share data	Year Ended 12/31/15 (‘000) - except per share data	Year Ended 12/31/14 (‘000) - except per share data	Year Ended 12/31/13 (‘000) - except per share data	Year Ended 12/31/12 (‘000) - except per share data
Revenue	$-	$-	$-	$-	$-
Net (Loss) Income	$(250)	$341	$(290)	$(367)	$(5,138)
Net (Loss) Income Per Share	$0.00	$0.00	$(0.00)	$(0.00)	$(0.01)
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$(0.00)	$(0.00)	$(0.01)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	411,275	439,144	439,144	439,144	439,144
Working Capital	$261	$510	$169	$458	$824
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders’ Equity	$262	$511	$170	$460	$827
Share Capital	$16,732	$16,732	$16,732	$16,732	$16,732
Capital Stock Shares (‘000)	409,144	439,144	439,144	439,144	439,144
Total Assets	$320	$572	$212	$502	$902

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

D.  Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($249,569) during the year ended December 31, 2016 (2015 – $340,909); 2014 – ($289,875)).  In 2015 we showed net income of $340,909 as a result of a gain on the sale  of shares in FEP which  had a carrying value of $Nil.  We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $19,528,770 as at December 31, 2016.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2017  We have no sources of revenue in the year ended December 31, 2016 (2015: proceeds from the sale of shares in Forum Energy Plc in 2015) and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2016, 2015 and 2014 and have no producing properties.  Our ability to continue as a “going concern” in the long term is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

We Believe We Have Sufficient Working Capital to Support Our Business in 2017, We Will Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2016 and 2015 were $(251,563) and $(266,369), respectively.  We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  In February 2016, an agreement was reached with a shareholder to cancel 30,000,000 common shares which had been issued but held in escrow; thus at February 15, 2017 we had 409,143,765 common shares outstanding.  We currently have 238,207,423 shares eligible to be resold pursuant to Rule 144. We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. No prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 55% of our outstanding stock.

For instance, Philex Mining Corporation and its subsidiary PXP Energy Corporation (“PXP”) (formerly Philex Petroleum Corporation) may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

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

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  Prior to May 18, 2005, we owned 66 2/3% of Forum Exploration, Inc. (“FEI”) a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later in this document.  On May 18, 2005, we sold our interest in FEI to Forum Energy Plc (“FEP”) for shares of FEP and cash as more fully described later in this document.  We currently hold 18.42% of the issued and outstanding capital of FEP, and in addition we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that holds the rights to a 64 hectare license  which has been abandoned.  We also own a 1.08% interest in Lascogon Mining Corporation which owns the Mineral Production and Sharing Agreement 148 (“MPSA 148”), a gold exploration project in the Philippines.

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

In connection with the delisting, FEP and PXP announced an offer by PXP to acquire the minority interests in FEP's Ordinary Shares not held by First Pacific Company Limited, Asia Link B.V., Philex Mining Corporation, FEC Resources Inc. and its nominee Ferlim Nominees Limited, and FEP shareholders in restricted jurisdictions for a cash consideration of 20 pence per Ordinary Share ("Offer").  A total of 2,383,777 shares were purchased by PXP representing 6.71 per cent of FEP.

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

SC 14C1 Galoc

FEP’s largest producing asset is the Galoc oil field located offshore northwest Palawan  and has an area of 163 square kilometres and contains the Galoc oil field which was first put in production in 2008.  Production from the Galoc development reached 1.7 million barrels gross in 2013. FEP has a 2.27% interest in the field and received US$2.1 million after deduction of share of operating costs from crude sales from the field during the year. The second phase of development was completed in November 2013 with the drilling of two additional production wells.  Total oil production from the four wells was  2.8 million barrels in 2014 at and achieved an average selling price of $105.80 per barrel. FEP secured US$2.58 million of financing from BNP Paribas in 2012 to help fund its share of development costs for this phase of the project , which was repaid in June 2014. In 2015 production from the Galoc field was 2.43 million barrels which achieved an average selling price of $53.8 per barrel.  In 2016 production from the Galoc field was 1.73  million barrels which achieved an average selling price of US$43.25 per barrel.

FEP anticipates lower revenues from the Galoc oil field in 2017 due to lower oil prices and a decline in production.  Gross production is forecast to decrease 2017.  Further development of the Galoc field has been deferred until market conditions for oil improve.

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

C.  Organizational Structure

We are part of a group of companies with our parent company being PXP and the ultimate parent company of our group of companies is Philex Mining Corporation. We have no subsidiaries.

ITEM  4A.  UNRESOLVED STAFF COMMENTS

N/A

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We have experienced significant operating losses over the last few years, and as a result, our ability to continue as a going concern is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are  different from US GAAP (refer to the Auditors’ Report dated March 29, 2017).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2016, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2016 versus December 31, 2015

Our consolidated accounts show loss for the year ended December 31, 2016 of $(249,569) or $0.00 per share, versus income of $340,909 or $0.00 per share for the year ended December 31, 2015.  During the year ended December 31, 2015, we sold 2,000,000 shares of Forum Energy and recorded a gain of $637,902 which was the reason we reported income. General and Administration expenses were $214,571 for the year ended December 31, 2016 versus $297,041 for the same period in 2015. We recorded amortization of $256 for the year ended December 31, 2016 versus $365 for the same period in 2015.  For the year ended December 31, 2016 foreign exchange gain was $9,719 versus a loss of $5,684 for the year ended December 31, 2015.

Interest income was $1,002 for the year ended December 31, 2016 versus $48 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2016.

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

Balance Sheet

Our current assets were $319,730 at December 31, 2016 versus $571,366 for the year ended December 31, 2015. The difference is mainly a result of the higher cash balance on December 31, 2015. Our  investment in FEP is reflected at a carrying value of $Nil in the financial statements as at December 31, 2016 and December 31, 2015.

Liquidity and Capital Resources

Our working capital position at December 31, 2016 was $261,094 versus working capital of $510,407 at December 31, 2015 and shareholders’ equity was $261,690 at December 31, 2016 (December 31, 2015 $511,259).

Cash used in operating activities for the year ended December 31, 2016 was $251,563 versus $266,369 for the same period in 2015 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $Nil for the years ended December 31, 2016 and December 31, 2015.

Cash provided by investing activities for the year ended December 31, 2016 was $Nil versus $637,902 for the year ended December 31, 2015.  The difference was from the sale of Forum Energy shares in 2015.

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

Contractual Obligations

None

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”).. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2016.

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

We determined that, despite having its ownership of FEP reduced to 18.42% of the outstanding shares of FEP by way of a sale of a portion of its shareholdings during the year ended December 31, 2016, it still maintained significant influence over the operations of FEP by virtue of our CEO and CFO holding a seat on the board of FEP as well being the Finance Director of FEP.

Lascogon Contingent Consideration

There were 30,000,000 common shares of ours issued into escrow which are to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the investment; these shares are considered contingent consideration. These shares were to be released from escrow if the project is declared commercial and were deemed to have zero value when they were issued. Accordingly no liability was recognized.  At December 31, 2015 it is was not considered likely that a declaration of commerciality would take place.  In February 2016, we paid the vendor of the investment $36,000 and by mutual consent the shares were canceled and returned to treasury pursuant to a settlement agreement.

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

IAS 7 Statement of Cash Flows (Amended)

(“IAS 7”).  The Amendments to IAS 7 require disclosures that enable financial statement users to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017.  The adoption of this standard will not have a material impact on the Company’s financial statements.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1) (2)	66	Director since November 2012, President and CEO since August 2015 and CFO since June 2015.
Claro Ramirez (1)	56	Director since October 2011
Lyle Brown (1) (3)	63	Director since October 2013
(1)	Member of Audit Committee in 2016.
(2)	Member of Compensation Committee in 2016
(3)	Member of the Corporate Governance Committee in 2016

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

No funds were set aside or accrued by us during the year ending December 31, 2016 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2016 and 2015 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2016

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$12,000	$0.00	$12,000
Lyle Brown	$24,000	$0.00	$24,000
Paul Wallace	$12,000	$0.00	$12,000
Total	$48,000	$0.00	$48,000
(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.”

Director Compensation for Fiscal Year ended December 31, 2015

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$12,000	$0.00	$12,000
Carlo Pablo*	$24,000	$0.00	$24,000
Lyle Brown	$24,000	$0.00	$24,000
Paul Wallace	$12,000	$0.00	$12,000
Riaz Sumar*	$38,500	$0.00	$38,500
Total	$110,500	$0.00	$110,500
(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.”

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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2016 and none were issued or exercised in 2016 or 2015.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2016 Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2017 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2016 were Paul Wallace, Lyle Brown and Claro Ramirez.  Members of our Compensation Committee for 2017 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2016 were Claro Ramirez and Lyle Brown.  Members of our Corporate Governance Committee for 2017 will  be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2016, we had no employees.

E.  Share Ownership

The following table lists as of February 15, 2017, the share ownership of our directors and executive officers.

The following table sets forth certain information as of February 15, 2017 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 203, 200 Barclay Parade S.W., Calgary, Alberta, T2P 4R5.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on February 15, 2017 was 409,143,765.

Name of Director and/or Officer and number of shares held:	Number of Shares	Percent of Class
Paul Wallace *	-	-
Claro Ramirez	-	-
Lyle Brown	-	-
Number of shares held by all Directors and Officers as a group:	-	-
* Paul Wallace and Claro Ramirez are nominees from Philex Mining Corporation and PXP Energy Corporation.  Philex Mining Corporation is the ultimate parent company which controls 225,000,000 shares of FEC.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by Philex Mining Corporation and its subsidiary PXP.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of March 27, 2017:

Name	Number of Shares Owned	Percent of Class
PXP Energy Corporation *	225,000,000	54.99
CDS&Co**	49,975,191	12.21
CEDE & Co**	38,775,155	9.48
Asian Coast International	67,740,000	16.56

* These shares are registered to PXP.  Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and 20,000,000 shares were purchased in a private transaction at the same time.  In April 2010, Philex Mining Corporation received a further 5,000,000 shares pursuant to a private placement at $0.50 per share.  In 2014 Philex Mining Corporation transferred the all of their shares to PXP.  No other significant changes in the ownership of our shares by Philex Mining Corporation or PXP has occurred during the past three (3) years.

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

As at February 15, 2017, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On February 15, 2017, the shareholders’ list showed 585 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.93% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 523.

B.  Related Party Transactions

During the year ended December 31, 2016 general and administrative expenses included key management personnel compensation totaling $48,000 (2015: $110,500; 2014: $168,000).

Included in accounts payable and accrued liabilities at December 31, 2016 is $Nil (2015; $Nil; 2014: $59) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2016, the Company owed Lascogon Mining Corporation $18,895 (2015: $18,895; 2014: $18,895). Amounts owing are unsecured, non interest bearing and due on demand.

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

The table below lists the high/low bid/ask prices on OTC.BB/Pink Sheets for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB/Pink Sheets Stock Annual Price History - Common Shares
(US Dollars)

Year Ended	High	Low
12/31/16	$0.01	$0.00
12/31/15	$0.01	$0.00
12/31/14	$0.02	$0.00
12/31/13	$0.02	$0.00
12/31/12	$0.05	$0.01

The table below lists the volume of trading and high/low bid/ask prices on Pink Sheets for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

Pinks Sheets Stock Trading Activity - Common Shares
(US Dollars)
Quarter Ended	Volume	High	Low
12/31/16	3,586,800	$0.01	$0.00
9/30/16	1,311,059	$0.00	$0.00
6/30/16	1,621,491	$0.00	$0.00
3/31/16	838,608	$0.00	$0.00
12/31/15	1,439,354	0.00	0.00
9/30/15	975,173	0.01	0.00
6/30/15	1,857,410	0.00	0.00
3/31/15	3,854,448	0.01	0.00

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the Pink Sheets.

Pink Sheets Stock Monthly Price History - Common Shares
(US Dollars)

Month Ended	High	Low	Volume
1/31/17	$0.01	0.00	160,065
12/31/16	$0.01	0.00	1,665,160
11/30/16	$0.01	0.00	627,730
10/30/16	$0.01	0.00	1,293,910
9/30/16	$0.00	$0.00	333,484
8/30/16	$0.00	$0.00	781,475

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On February 15, 2017, the shareholders’ list showed 585 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.93% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 523.

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

Commodity Price Sensitivity

Our future revenue and profitability will be dependent, to a significant extent, upon prevailing spot market prices for gold, oil and gas.  In the past, gold, oil and gas prices have been volatile.  Prices are subject to wide fluctuations in response to changes in supply of, and demand for, gold, oil and gas, market uncertainty, and a variety of additional factors that are beyond our control.  We currently have no significant operating revenue.

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

As of December 31, 2016, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2016 and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2016, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors.,  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2016 were Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2017 will  be appointed following our Annual and General Meeting of Shareholders.

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

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2016, an amount of $37,975 was accrued as a best estimate of fees to be billed by our external auditors BDO Canada LLP (“BDO”).  BDO charged total fees of $36,563 related to the audit of our annual financial statements for the year ended December 31, 2015.

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

     Financial Statements:
Report of Auditors, dated March 29, 2017
Consolidated Balance Sheets at December 31, 2016 and December 31, 2015
Consolidated Statements of Loss and Deficit for the Years ended December 31, 2016 and December 31, 2015
Consolidated Statements of Cash Flows for the Years ended December 31, 2016 and December 31, 2015
Notes to the Consolidated Financial Statements

FEC RESOURCES INC.
Financial Statements

For the year ended December 31, 2016
(Expressed in United States dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

To the shareholders of FEC Resources Inc.

We have audited the accompanying financial statements of FEC Resources Inc., which comprise the statements of financial position as at December 31, 2016 and 2015 and the statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of FEC Resources Inc. as at December 31, 2016 and 2015 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the financial statements, which indicates that the Company has incurred a net loss of $249,569 for the year ended December 31, 2016 and has an accumulated deficit of $19,528,770 since inception. These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt upon the Company’s ability to continue as a going concern.

/s/BDO Canada LLP
Chartered Professional Accountants
Vancouver, Canada
March 29, 2017

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

FEC RESOURCES INC.
Statements of Financial Position
Expressed in United States Dollars

	December 31	December 31
	2016	2015
ASSETS

Current assets
Cash (Note 6)	$312,161	$563,724
Receivables	879	1,165
Prepaid expenses	6,690	6,477
	319,730	571,366
Non-current assets
Property, plant and equipment (Note 7)	596	852
	320,326	$572,218

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables (Note 10)	$58,636	$60,959
	58,636	60,959

Shareholders’ Equity
Share capital (Note 9)	16,732,397	16,732,397
Contributed surplus (Note 9)	3,058,063	3,058,063
Deficit	(19,528,770)	(19,279,201)
	261,690	511,259
	$320,326	$572,218

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Paul Wallace”                                                  “Lyle Brown”
Director                                                                  Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Expressed in United States Dollars

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2016	2015	2014
General and administrative expenses
General and administration (Note 11)	$214,571	$297,041	$289,980
Operating loss	(214,571)	(297,041)	(289,980)

Gain on sale of shares in FEP (Note 8)	-	637,902	-
Cancelation of Indexa shares	(36,000)	-	-
Interest income	1,002	48	105
Net income (loss) and total comprehensive income (loss) for the year	$(249,569)	$340,909	$(289,875)

Earnings / (loss) per common share
- Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	411,274,913	439,143,765	439,143,765

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CHANGES IN EQUITY
Expressed In United States Dollars
For the years ended December 31, 2016, December 31, 2015, and December 31, 2014

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2016	$16,732,397	$3,058,063	$(19,279,201)	$511,259
Total comprehensive income for the year	-	-	(249,569)	(249,569)
Balance December 31, 2016	$16,732,397	$3,058,063	$(19,528,770)	$261,690

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2015	$16,732,397	$3,058,063	$(19,620,110)	$170,350
Total comprehensive income for the year	-	-	340,909	340,909
Balance December 31, 2015	$16,732,397	$3,058,063	$(19,279,201)	$511,259

	Share capital	Contributed surplus	Deficit	Total
Balance January 1, 2014	$16,732,397	$3,058,063	$(19,330,235)	$460,225
Total comprehensive loss for the year	-	-	(289,875)	(289,875)
Balance December 31, 2014	$16,732,397	$3,058,063	$(19,620,110)	$170,350

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed In United States Dollars

For the year ended	December 31	December 31	December 31
	2016	2015	2014
Cash used in
OPERATING ACTIVITIES
Net income (loss) for the year	$(249,569)	$340,909	$(289,875)

Non-cash items included in income (loss)
Amortization (Note 7)	256	365	522
Gain on sale of shares in FEP	-	(637,902)	-
	(249,313)	(296,628)	(289,353)
Changes in working capital related to operating activities
Receivables	286	279	(7)
Prepaid expenses	(213)	10,427	1,533
Trade and accrued payables	(2,323)	19,553	(363)

Net cash used in operating activities	(251,563)	(266,369)	(288,190)

INVESTING ACTIVITY
Proceeds from sale of shares in FEP	-	637,902	-
Net cash provided by financing activities	-	637,902	-

Net (decrease) increase in cash	(251,563)	371,553	(288,190)
Cash – beginning of the year	563,724	192,191	480,381
Cash – end of the year	$312,161	$563,724	$192,191

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
(Stated in United States Dollars)

Note 1                 Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is engaged primarily in the business of exploration and development of oil and gas and other mineral related opportunities, either directly or indirectly through companies in which the Company invests.  The Company is not currently directly involved in any oil and gas or mineral related exploration activities.  The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At December 31, 2016, the Company held an investment in Metalore Mining Corporation in the Philippines which is accounted for using the equity method. The Company also has an 18.42% interest Forum Energy plc (“FEP”) in the United Kingdom.  The Company has concluded that it still has significant influence over FEP and has continued to account for it using the equity method.  (Note 8).  In addition, at December 31, 2016, the Company held a 1.08% interest in Lascogon Mining Corporation (“Lascogon”) classified as available-for-sale investment.

The principal address of the Company is 203, 200 Barclay Parade S.W. Calgary, Alberta T2P 4R5.  The Company’s ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) (“PXP”), 27 Brixton Street, Barangay Kapitolyo, Pasig City, Metro Manila, Philippines 1603.

Note 2                 Basis of Preparation and Going Concern

a)	Statement of Compliance

These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on March 29, 2017.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
(Stated in United States Dollars)

Note 2                 Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control. The Company has not generated revenue from operations. The Company had net loss of $249,569 during the twelve months-ended December 31, 2016 and has an accumulated deficit since inception of $19,528,770. As of December 31, 2016, the Company has cash resources of $312,161 which is considered sufficient to meet its obligations for at least twelve months from the end of the reporting period.

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy plc (“FEP”) to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEP in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEP under suitable terms. In addition, management has instituted measures to preserve cash through significantly decreasing its corporate costs.

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
December 31, 2016
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

During the years ended December 31, 2016, 2015 and 2014 the Company did not recognize any impairment losses or reverse any previously recognized impairment losses.

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
December 31, 2016
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
December 31, 2016
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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2016, December 31, 2015 and December 31, 2014.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
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

Note 4                 Standards, Amendments and Interpretations

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2016.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
(Stated in United States Dollars)

Note 4                 Standards, Amendments and Interpretations (continued)

IAS 7 Statement of Cash Flows (Amended)

(“IAS 7”).  The Amendments to IAS 7 require disclosures that enable financial statement users to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017.  The adoption of this standard will not have a material impact on the Company’s financial statements.

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

There were 30,000,000 common shares of the Company issued into escrow which are to be awarded to Indexa Corp., the vendor of the investment in Lascogon, upon the declaration of commerciality of the mining project as full and final consideration for the investment; these shares are considered contingent consideration. These shares were to be released from escrow if the project was declared commercial.  The fair value of the escrow shares was zero when they were issued as the likelihood of the Lascogon being in a position to declare commerciality was remote. During the year, a settlement was reached whereby the shares were cancelled and returned to treasury for a payment of $36,000 to Indexa Corp.

ii)	Investments in Associates

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
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

Note 6                 Cash

Cash held at banks earns interest at floating rates based on daily bank deposit rates.

Note 7                 Property, Plant and Equipment

Computer Equipment	December 31 2016	December 31 2015	December 31 2014
Cost
Opening Cost	$15,543	$15,543	$15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(14,691)	$(14,326)	$(13,804)
Charge for the year	(256)	(365)	(522)
Ending Accumulated Depreciation	(14,947)	(14,691)	(14,326)

Carrying Value	$596	$852	$1,217

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
(Stated in United States Dollars)

Note 8                 Investment in associates and available for sale investment

Investments in Associates

The Company has the following investments accounted for using the equity method:

i)	Investment in Metalore Mining Corporation (“Metalore”)

The Company holds a 35% interest in Metalore with its cumulative cost being  $789,569 offset by equity share of losses totaling $24,894 and an impairment write-down of $764,675 leaving a carrying value of $Nil (2015: $Nil). Metalore’s project has been abandoned and it has no other operations.

ii)	Investment in FEP

The investment in FEP is summarized as follows:
	Number of shares held	Amount

Balance, December 31, 2014	8,550,200	-
Disposition	(2,000,000)	-

Balance December 31, 2015 and 2016	6,550,200	$-

As at December 31, 2016 the Company’s interest in FEP was 18.42% (2015 – 18.42%).

During the year ended December 31, 2012, FEP wrote down $25,400,000 of its investment in Service Contract 40 “SC40” as a result of receiving a resource estimate from an independent consultant.  The Company’s equity share of the losses incurred by FEP was in excess of the carrying value of the investment prior to recording the loss. However, in accordance with the guidance of IFRS, the Company discontinued recording losses once the carrying value of the equity investment was reduced to zero. The Company’s cumulative losses in FEP are $5,895,703 (2015: $5,874,945) and an impairment write-down of $4,720,167. As the cumulative losses exceed the cost of the investment, the investment in FEP was reduced to $Nil (2015: $Nil).

On November 16, 2015 the Company sold 2,000,000 FEP shares to its parent company, PXP, for 21 British pence per share.  As a result of the sale of the shares, the Company recorded a gain on sale of $637,902.

Investment in available-for-sale investment

iii)	Investment in Lascogon Mining Corporation (“Lascogon”)

30,000,000 common shares of the Company were issued into escrow, which were to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the assignment of its rights to the Company, were considered contingent consideration and were to be recorded as an additional cost of the investment, at fair value, should Lascogon reach commerciality. During the year, a settlement was reached whereby the shares were cancelled and returned to treasury for a payment of $36,000.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
(Stated in United States Dollars)

Note 8                 Investment in associates and available for sale investment – (cont’d)

In May 2012, the Company received a capital call from Lascogon in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon’s current deficit and to fund the upcoming work program and exploration budget.  The Company was given until December 21, 2012 to forward the requested funds or have its 40% interest diluted to 1.08%.  The Company did not forward funds and therefore its interest in Lascogon has been diluted to 1.08% with the result being that Lascogon was no longer considered an associate of the Company as the Company no longer exerts significant influence. Upon the dilution of its interest in Lascogon, the investment was reclassified to an available for sale investment having a fair value of $Nil as at December 31, 2016 and 2015. The current exploration phase under the Mineral Production Sharing Agreement (“MPSA”) expired in January 2014 and, whilst a challenge regarding the cancellation of the MPSA is underway, it remains uncertain whether a further 2 year extension will be granted.

The Company’s cumulative cost in its investment in Lascogon is $2,635,254 offset by equity share of losses totaling $27,640 and an impairment write-down of $2,607,614 leaving a carrying value of $Nil (2015: $Nil).

Note 9                 Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and the Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount

Balance, January 1, 2014	439,143,765	$16,732,397

Balance December 31, 2015, 2014	439,143,765	$16,732,397
Returned to treasury (i)	(30,000,000)	-
Balance, December 31, 2016	409,143,765	$16,732,,397

(i)
30,000,000 common shares of the Company were issued into escrow which were to be awarded to Indexa Corp., the vendor of the investment in Lascogon, upon the declaration of commerciality of the mining project as full and final consideration for the investment. As the commerciality of Lascogon was considered to be remote, no value was assigned to the shares (2015: $Nil; 2014: $Nil). On January 18, 2016 a settlement was reached whereby the shares were cancelled and returned to treasury for a payment of $36,000 to Indexa Corp.

No preferred shares have been issued since the Company’s inception.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
(Stated in United States Dollars)

Note 9	Share Capital - (continued)

b)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s statements of financial position include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

c)	Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years.  The options vest immediately.

There were no stock options outstanding on December 31, 2016 or December 31, 2015 and none were issued between January 1, 2014 and December 31, 2016.

Note 10                 Related Party Transactions and Balances

During the year ended December 31, 2016 general and administrative expenses included key management personnel compensation totaling $48,000 (2015: $110,500; 2014: $168,000)

Included in accounts payable and accrued liabilities at December 31, 2016 is $Nil (2015: $Nil) owed to directors, officers and companies controlled by them for unpaid consulting fees and or expenses.

In addition, at December 31, 2016, the Company owed Lascogon Mining Corporation $18,895 (2015: $18,895). Amounts owing are unsecured, non interest bearing and due on demand.

Related party transactions are measured at exchange value.

Note 11	Nature of Expenses

General and administration expenses include	December 31, 2016	December 31, 2015	December 31, 2014
Professional fees	$64,681	$37,205	$38,544
Bank charges	3,324	2,961	2,703
Listing and filing fees	18,105	23,479	19,985
Office and miscellaneous	29,924	33,552	51,673
Consulting (Note 10)	108,000	187,042	168,000
Engineering and geological expenses	-	6,753	6,448
Amortization	256	365	522
Foreign exchange	(9,719)	5,684	2,105
	$214,571	$297,041	$289,980

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
(Stated in United States Dollars)

Note 12                 Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2016	December 31, 2015	December 31, 2014
Income (loss before income taxes)	$(249,569)	$340,909	$(289,875)

Tax expense (recovery) based on statutory rate of 27.0% (2015: 26%, 2014: 25.0%)	(67,000)	89,000	(72,000)
Impact of disallowed capital losses	-	268,000	-
Impact of foreign exchange on tax assets as a difference in functional currency	-	-	94,000
Foreign currency adjustment on non-monetary items	(256,000)	552,000	172,000
Effect of reduction in statutory rate	-	(249,000	-
Non-taxable portion of capital gains	-	(86,000	-
Expiry of loss carry forward	333,000	332,000	270,000
Changes in unrecognized deferred tax assets	(10,000)	(906,000	(464,000)
Total income tax expense (recovery)	-	-	-

Effective December 31, 2016, the Canadian Federal Corporate tax rate and the Alberta provincial tax rate were 15% and 12%, respectively.

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2016 and 2015 are summarized as follows:

	December 31, 2016	December 31, 2015

Non-capital losses	$811,000	$1,067,000
Capital assets and other	240,000	37,000
Investments	1,437,000	1,394,000
Unrecognized deferred tax assets	(2,488,000)	(2,498,000)
	$-	$-

As at December 31, 2016, the Company had estimated non-capital losses for Canadian tax purposes of $3,003,000 that expire between 2027 to 2036 which may be carried forward to offset future years’ taxable income.

The potential benefit of these carry-forward non-capital losses has not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
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

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2016, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2016, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
(Stated in United States Dollars)

Note 13                 Financial Instruments and Risk Management (continued)

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit $312,161 (2015: $563,724) and receivables of $879 (2015: $1,165)

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2016 the Company’s accounts payable and accrued liabilities were $58,636, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2016
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

As at December 31, 2016, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

Note 15                 Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

Note 16                 Subsequent Events

On March 23, 2017, PXP announced that it has increased its shareholdings in Forum Energy Limited (“FEP”) from 48.8% to 69.5% through a subscription for new ordinary shares.  The Company did not participate in this financing transaction.  There were no changes made to the board of FEP.  The PXP investment resulted in the dilution of the Company’s interest in FEP from 18.42% to 8.03%.

ITEM 19.  EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

4.1	Consulting Agreement dated March 1, 2004 between the Company and David Robinson *;

4.2	Consulting Agreement dated March 1, 2004 between the Company and Barry Stansfield *;

4.3	Consulting Agreement dated November 23, 2003 between the Company and Larry Youell *;

4.4	Consulting Agreement dated March 1, 2004 between the Company and David Wilson *

4.5	Consulting Agreement dated March 1, 2004 between the Company and David *;

4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *

4.8	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *

4.9	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *

11	Code of Ethics *;

12.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEC Resources Inc.

Date: March 29, 2017	By:	/s/ Paul Wallace
Paul Wallace
President and Chief Executive Officer