Form 20-F
period 2017-12-31
FEC Resources Inc.
filed 2018-04-30
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

 REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  XXX      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                             For Fiscal Year ended December 31, 2017

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

Canada
(Jurisdiction of incorporation or organization)

1500, 222 3rd Avenue S.W., Calgary, Alberta, T2P 0B4
(Address of principal executive offices)

Paul Wallace, (403) 290-1676, Fax (403) 770-8060, 1500, 222 3rd Avenue S.W., Calgary, Alberta, T2P 0B4
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405, of the Securities Act                   Yes [  ]      No  [X}

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.       Yes [  ]      No  [X}

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

  Yes [  ]      No  [X}

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

  Yes [  ]      No  [X}

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer	XXX

Indicate by check mark which basis if accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board	XXX	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

Not Applicable

FEC RESOURCES, INC.
FORM 20-F ANNUAL REPORT FISCAL YEAR 2017

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
-
international, national, regional or local political and economic uncertainties, including the territorial dispute between the Republic of Philippines and the People's Republic of China, changes in energy policies, foreign exchange restrictions and currency fluctuations;

-	adverse regulatory or legal decisions, including those under environmental laws and regulations;
-	environmental risks;
-	the strength and financial resources of our competitors;
-	general economic conditions; and
-	our ability to continue as a "going concern".

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

Unless otherwise stated, "$", when used in this Form 20-F, refers to US dollars.

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

 Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar
Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/17	1.30	1.37	1.21	1.25
Fiscal Year Ended 12/31/16	1.32	1.46	1.25	1.34
Fiscal Year Ended 12/31/15	1.28	1.40	1.17	1.38
Fiscal Year Ended 12/31/14	1.10	1.16	1.06	1.25
Fiscal Year Ended 12/31/13	1.03	1.07	0.98	1.06

The current closing rate of exchange was 1.29 on April 25, 2018.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	8/17	9/17	10/17	11/17	12/17	1/18
High	1.28	1.25	1.29	1.29	1.29	1.25
Low	1.25	1.21	1.25	1.27	1.25	1.23

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the five fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013.  The information presented below for the five year period ended December 31, 2017, 2016, 2015, 2014 and 2013 is derived from our financial statements which were examined by our independent auditors.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects".

	Year Ended 12/31/17 ('000) - except per share data	Year Ended 12/31/16 ('000) - except per share data	Year Ended 12/31/15 ('000) - except per share data	Year Ended 12/31/14 ('000) - except per share data	Year Ended 12/31/13 ('000) - except per share data
Revenue	$-	$-	$-	$-	$-
Net Income (Loss)	$1,803	$(250)	$341	$(290)	$(367)
Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$(0.00)	$(0.00)
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$(0.00)	$(0.00)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S ('000)	409,144	411,275	439,144	439,144	439,144
Working Capital	$399	$261	$510	$169	$458
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders' Equity	$2,065	$262	$511	$170	$460
Share Capital	$16,732	$16,732	$16,732	$16,732	$16,732
Capital Stock Shares ('000)	409,144	409,144	439,144	439,144	439,144
Total Assets	$2,099	$320	$572	$212	$502

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

D.  Risk Factors

GENERAL BUSINESS RISKS

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net income of $1,803,036 during the year ended December 31, 2017 (2016 – ($249,569); 2015 – $340,909).   Total income in 2017 included an unrealized gain of $1,965,000   on the Company's investment in Forum Energy Limited )"Forum Energy").  Commencing in 2017, the Company accounts for its investment in Forum Energy as "available for sale" whereas in 2016 this investment was accounted for on the equity basis.  This change resulted from dilution of the Company's interest in Forum Energy as described below under section 4B – Business Overview – Recent Developments..  In 2015 we showed net income of $340,909 as a result of a gain on the sale  of shares in Forum Energy which  had a carrying value of $Nil.  We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $17,725,734 as at December 31, 2017.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2018  We have no sources of revenue in the year ended December 31, 2017 other than the sale of the Forum Energy shares (2015: proceeds from the sale of shares in Forum Energy Plc ("FEP") in 2015) and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

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
The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a "going concern".  Management believes the "going concern" basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2017, 2016 and 2015 and have no producing properties.  Our ability to continue as a "going concern" in the long term is dependent on achieving profitable operations and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

We Believe We Have Sufficient Working Capital to Support Our Business in 2018, We Will Need Additional Funds in Order to Implement Our Intended Projects and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2017 and 2016 were $(187,013) and $(251,563), respectively.  We have been dependent upon the proceeds of equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Value and Transferability of Our Shares May Be Adversely Impacted By the Limited Trading Market For Our Shares and the Penny Stock Rules.

There is only a limited trading market for our shares on the Pink Sheets.  There can be no assurance that (a) we will be able to be listed again on the OTCQB, due to enhanced listing requirements that were implemented by OTC Markets in 2014, (b) this market will be sustained, or (c) that we will be able to satisfy any future trading criteria that may be imposed by the Financial Industry Regulatory Authority ("FINRA").

In addition, holders of our common shares may experience substantial difficulty in selling their securities as a result of the "penny stock rules" which apply to  our common shares.  Under the penny stock rules, the Securities and Exchange Commission imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rules, a broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale.  Consequently, the rules may affect the ability of broker-dealers to sell our securities, and also may affect the ability of purchasers of our stock to sell their shares in the secondary market.  It may also cause fewer broker-dealers to make a market in our common shares.

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  In February 2016, an agreement was reached with a shareholder to cancel 30,000,000 common shares which had been issued but held in escrow; thus at February 15, 2018 we had 409,143,765 common shares outstanding.  We currently have 238,207,423 shares eligible to be resold pursuant to Rule 144. We intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, registering the common shares for sale. No prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 55% of our outstanding stock.

For instance,  PXP Energy Corporation ("PXP") (formerly Philex Petroleum Corporation) may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

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

We expect that to be successful in our oil and gas and mineral exploration activities, we must continually acquire or explore for and develop new oil and gas reserves to replace those, if any, being depleted by production by ourselves or by companies we invest in.  Without successful drilling or acquisition ventures, our direct and indirect oil and gas assets, mineral assets and, properties and the revenues derived there from, if any, will decline over time.  To the extent we engage in drilling activities directly or indirectly, such activities carry the risk that no commercially viable oil or gas production or mineral extraction will be obtained.  The cost of drilling, completing and operating oil and gas wells is often uncertain.  Moreover, drilling for oil and gas and minerals may be curtailed, delayed or cancelled as a result of many factors, including shortage of available working capital, title problems, weather conditions, environmental concerns, government prohibitions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners, and drilling and well servicing companies.  The availability of a ready market for oil and gas and minerals will depend on numerous factors beyond our control, including the demand for and supply of oil and gas and minerals, the proximity of natural gas reserves to pipelines, the capacity of such pipelines, the proximity of any smelting facilities in relation to any minerals found, fluctuations in seasonal demand, the effects of inclement weather, and government regulation.  New gas wells may be "shut-in" for lack of a market until a gas pipeline or gathering system with available capacity is extended into an area.

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

We may, in the future, be unable to meet our share of costs incurred under joint venture agreements or other option or joint venture agreements to which we are, or may become a party, and we may have our interest in properties, in which we may acquire interests subject to such agreements, reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, we may be unable to finance the cost required to complete recommended programs.  In 2017, our interest in Forum Energy was diluted from 18.42% to 6.80% due to a subscription for new shares by other shareholders of Forum Energy  and the sale of 1,000,000 Forum Energy shares by us.  In 2012, our equity interest in Lascogon Mining Corporation was diluted from 40% to 1.08% as we were unable to meet a capital call for a work program.  We could be further diluted in the future should Lascogon issue more capital calls.

It Is Possible that Our Title for the Claims in Which We Have a Direct or Indirect Interest in Will Be Challenged By Third Parties.

Although we will attempt to ascertain the status of the title for any projects in which we have or will acquire a material direct or indirect interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title.  Also, in many countries, claims have been made and new claims are being made by aboriginal peoples, and other countries claiming rights that call into question the property rights granted by the governments of those countries.  An example of this is the force majeure declared on SC72 because this contract area falls within the territorial disputed area of the West Philippine Sea which was the subject of an United Nations arbitration process between the Republic of Philippines and the People's Republic of China.  On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.

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

We Currently Do Not Maintain Insurance Against Potential Losses and Unexpected Liabilities.

As previously stated herein, exploration for and production of resources can be hazardous, involving natural disasters and other unforeseen occurrences such as "blowouts", "cratering", fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment.  Although we intend to maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent, we do not presently have such insurance coverage; and, even if we were to obtain such insurance coverage, there is no assurance that it will be adequate to protect against all operational risks, or subject to defenses or exclusions against insurance coverage.

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

We currently qualify as a "foreign private issuer," as defined in the SEC's rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the U.S. For example, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

ITEM  4.  INFORMATION ON THE COMPANY

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  Prior to May 18, 2005, we owned 66 2/3% of Forum Exploration, Inc. ("FEI") a Philippine-based oil and gas company with rights to develop certain concession areas as more fully described later in this document.  On May 18, 2005, we sold our interest in FEI to Forum Energy Plc ("FEP") for shares of FEP and cash as more fully described later in this document.  We currently hold 6.80% of the issued and outstanding capital of Forum Energy, and in addition we hold a 35% interest in Metalore Mining Corporation ("MMC"), a Philippine-based company that holds the rights to a 64 hectare license  which has been abandoned.  We also own a 1.08% interest in Lascogon Mining Corporation which owns the Mineral Production and Sharing Agreement 148 ("MPSA 148"), a gold exploration project in the Philippines.

We are engaged in the acquisition, exploration, and, when warranted, development of natural resource and mineral properties.  Although we currently are not the operator with respect to interests we hold, we are actively seeking projects where our involvement would be more than management and advisory.  We were focused on the development of one mineral license in the Philippines until December 31, 2010, however the project was determined to be not feasible based on our findings and therefore was fully impaired.  The license is held by Lascogon Mining Corporation ("Lascogon Mining") which was acquired from Philex Gold Philippines Inc., a subsidiary of Philex Mining Corporation, our then largest shareholder.  In 2012, we received a capital call for approximately $2,400,000 for future work programs and as a result of not participating, we were diluted from 40% interest in Lascogon Mining to 1.08% interest.

Our head office is located at 1500, 222 3rd Avenue S.W., Calgary, Alberta, T2P 0B4.  Our phone number is (403) 290-1676.

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, rely upon the sale of our assets to fund ongoing operations.  MMC had begun producing nominal quantities of iron ore which were expected to provide cash flow to us, but operations were shut down in 2006 for environmental reasons. We have filed for a mineral production and sharing agreement covering the current and surrounding area which we believed would be granted and would have allowed production to resume.  To date the mineral production and sharing agreement has not been granted and the operations of MMC are still dormant and have been abandoned
Recent Developments

A final hearing on the merits and remaining issues of jurisdiction and admissibility was held from November 24-30, 2015 in The Hague regarding the area covered by Forum Energy's 70% interest in Service Contract 72 Reed Bank.   On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.

The Philippines

We are currently pursuing exploration and development opportunities for oil, natural gas, gold, and  copper in the Philippines through various companies in which we hold interests. Forum Energy, in which we own a 6.80% equity interest, owns the oil and gas rights over a 8,800 square-kilometer block located in the West Philippine Sea. In addition Forum Energy holds interests in various other concessions located in the Philippines. This block is subject to a dispute between The Republic of the Philippines and the Peoples Republic of China

We are involved in the exploration for gold and copper through our interest in Lascogon Mining Corporation. The current mining exploration phase of the MPSA expired in January 2014. The decision by the mining regulator to decline to allow an extension is being appealed however it is uncertain when the result of this appeal will be known nor is it certain what the outcome will be.

Forum Energy Plc. ("FEP")/Forum Energy Limited ("Forum Energy")

We currently own 6.80% of Forum Energy. FEP was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.  The current holdings of FEP are based mainly in the Philippines and include:

•	70% interest in Service Contract 72 Reed Bank (SC 72), an offshore license which contains the Sampaguita Gas Field as well as several additional oil and gas leads;
•	66.7% interest in Service Contract 40 North Cebu (SC 40), an onshore and offshore license which contains the onshore Libertad Gas Field and Maya discovery and several other prospects; And,
•	2.28% interest in Service Contract 14C1 Galoc (SC 14C1 Galoc), an offshore license which contains the producing Galoc Field.

At the annual general meeting of Forum Energy on June 17, 2015, the shareholders passed resolutions which approved the delisting of Forum Energy from the London Stock Exchange and the conversion of FEP from a public company to a private company.

In connection with the delisting, FEP and PXP announced an offer by PXP to acquire the minority interests in FEP's Ordinary Shares not held by First Pacific Company Limited, Asia Link B.V., Philex Mining Corporation, FEC Resources Inc. and its nominee Ferlim Nominees Limited, and FEP shareholders in restricted jurisdictions for a cash consideration of 20 pence per Ordinary Share ("Offer").  A total of 2,383,777 shares were purchased by PXP representing 6.71 per cent of FEP.   FEP became a private company and changed its name to Forum Energy Limited ("Forum Energy").

On March 23, 2017, PXP announced that it has increased its shareholdings in Forum Energy from 48.8% to 69.5% through a subscription for new ordinary shares.  The Company did not participate in this financing transaction.  There were no changes made to the board of Forum Energy.  The PXP investment resulted in the dilution of the Company's interest in Forum Energy from 18.42% to 8.03%.  On December 6, 2017 the Company sold 1,000,000 Forum Energy shares to its parent company, PXP, for $0.30 per share.  As a result of the sale of the shares, the Company's interest in Forum Energy was reduced to 6.80%

SC 72 Reed Bank (formerly previously  Geophysical Survey and Exploration Contract No. 101 ("GSEC101))

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

In 2008,  FEP finalized farm-out of a 30% interest in the license to a local partner Monte Oro Resources & Energy, Inc. (Monte Oro) in which FEP benefited from an immediate cash payment of $1.7million, securing Monte Oro's involvement and thereby qualifying the Joint Venture for the Filipino Participation Incentive Allowance (FPIA) which entitles the Company to 7.5% of gross revenues, prior to sharing revenues with the government.

In February 2010, the GSEC101 exploration license was converted into Service Contract 72. The area of the block was reduced from 10,360 Km2 to 8,800 Km2 as part of this conversion.

In the first quarter of 2011, FEP completed 565 Km2 of 3D seismic acquisition over the Sampaguita Gas Field and 2,202 Line-Km of 2D seismic data was also acquired over the block in order to further define additional leads.

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

SC 72 is located in an area which is subject to a maritime dispute between the China and the Philippine governments. There are discussions being held to try and find a commercial solution but any such commercial solution would require the full support of the Philippine government.   Recognizing that the delay in implement the drilling programme were for reasons beyond the control of Forum Energy, the Philippine Department of Energy extended the end date of Sub-Phase 2 from August 14, 2013 to August 14, 2016.

On March 4, 2015 the Philippine Department of Energy granted a force majeure on SC72 because this contract area falls within the territorial disputed area of the West Philippine Sea which is the subject of an United Nations arbitration process between the Republic of Philippines and the People's Republic of China.

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

Forum Energy is also continuing to discuss potential partnerships with regards to SC72 to assist and augment in the successful acceleration of the development of the project.

As at the date of this report, the force majeure is still in place and Forum  is awaiting its lifting in order to commence the remaining work commitment

SC 40 North Cebu

Forum Energy holds a 66.7% interest in the SC 40 (Cebu) contract area is located in the Visayan Basin in the central part of the Philippines archipelago.  The license area covers the northern area of Cebu Island and the adjacent offshore areas in the Central Tañon Strait and Visayan Sea.  Since 1994, a total of fifteen (15) wells have been drilled offshore in the Visayan Basin, thirteen (13) of these on the acreage covered by SC 40 (Cebu).

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

During 2009 the Department of Energy approved the Gas Sale & Purchase Agreement in respect of the development of the Libertad Gas Field for a 1 MW gas turbine power plant.  In February 2012, commercial production at the Libertad Field commenced and, as at 31 December 2013, the field has produced 144 million cubic feet of gas gross. However these revenues are not material to FEP's cash flow. Having received a resource assessment from Petroleum Geo-Services Asia Pacific Pte Ltd (PGS), an independent competent person, on 19 February 2013 the investment in SC40 was impaired  in 2012 by US$25.4 million to US$3.25 million. An important factor in this assessment was that third parties had experienced a dry hole while drilling within the Tañon Straits which significantly reduced the likelihood of commercially viable hydrocarbon deposit in the offshore part of SC40.

As at 31 December 2016, the field had produced 208.9 million cubic feet of gas. The production was shut since August 2015 due to rapid decrease in pressure. A plug and abandonment (P & A) program for the Libertad 95-1 well was being prepared in coordination with Desco Inc. The P & A was implemented in 2017.  Other sub-blocks within SC 40 will continue to be explored.

SC 14C1 Galoc

Forum Energy's largest producing asset is the Galoc oil field located offshore northwest Palawan  and has an area of 164 square kilometres and contains the Galoc oil field which was first put in production in 2008.  Production from the Galoc development reached 1.7 million barrels gross in 2013.. The second phase of development was completed in November 2013 with the drilling of two additional production wells.  Total oil production from the four wells was  2.8 million barrels in 2014 at and achieved an average selling price of $105.80 per barrel. FEP secured US$2.58 million of financing from BNP Paribas in 2012 to help fund its share of development costs for this phase of the project , which was repaid in June 2014. In 2015 production from the Galoc field was 2.43 million barrels which achieved an average selling price of $53.8 per barrel.  In 2016 production from the Galoc field was 1.73 million barrels which achieved an average selling price of US$43.25 per barrel. In 2017 production from the Galoc field was 1.46 million barrels which achieved an average selling price of US$53.83 per barrel.

In October 2016, the Galoc Block Consortium approved the drilling of Galoc-7 to test the Mid Galoc Prospect, which is estimated to contain resources of 6.2 million to 14.6 million stock tank barrels. On November 8, 2016, the Philippine Department of Energy approved the Galoc-7 drilling program, with an estimated budget amounting to US$31,000. Galoc Production Company (GPC) drilled the Galoc-7 well and a sidetrack, Galoc-7ST, from March to April 2017 using the drillship Deepsea Metro I. The wells encountered 912 meters of net sand, which is below the prognosed thickness. After an extensive review of the well results and potential tie-back scenarios, the Joint Venture (JV) in consideration of the prevailing low crude prices decided to temporarily suspend all activities related to a possible Phase III development and concentrate its efforts in optimizing oil production at the Galoc Field from the current four (4) production wells in order to sustain profitability and prolong the field's economic life.

The Consortium submitted to the DOE a budget of US$ 44,500 for 2018, of which 75% is allotted for floating production storage and offloading (FPSO) related costs and the rest for field operations and management costs. A total of four (4) liftings is also forecasted for 2018, with cargo volume of between 325,000 and 330,000 barrels.

The Galoc field has produced about 20.18 million barrels of oil since start of production in October 2008.

Forum Energy anticipates lower revenues from the Galoc oil field in 2018 due to lower oil prices and a decline in production.  Gross production is forecast to decrease in 2018.  Further development of the Galoc field has been deferred until market conditions for oil improve.

Basic Petroleum & Minerals Inc. ("BPMI")

In May 2005, FEP entered into an agreement with Philippines-based Basic Consolidated Inc. ("BCI"), whereby the parties agreed to work under an exclusivity period towards finalizing the purchase by FEP of BCI's petroleum interests in the Philippines, held through a wholly-owned subsidiary, BPMI. This culminated in February 2006 with the signing of a Share Purchase Agreement whereby FEP agreed to acquire 100% of BPMI in exchange for 933,759 shares of FEP and deferred consideration.

The acquisition was approved by BCI shareholders at the company's Annual General Meeting on March 29, 2006.

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

In May 2012, we received a capital call from Lascogon Mining in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon Mining's current deficit and to fund the upcoming work program and exploration budget.  We were given until December 21, 2012 to forward the requested funds or have our 40% interest diluted to 1.08%.  We did not forward funds and therefore our interest in Lascogon Mining was diluted to 1.08%.

The current mining exploration phase of the MPSA expired in January 2014.  The decision by the mining regulator in 2015 to decline the granting of an extension has been appealed however it is uncertain when the result of this appeal will be known nor is the outcome certain.

C.  Organizational Structure

We are part of a group of companies with our parent company being PXP . We have no subsidiaries.

ITEM  4A.  UNRESOLVED STAFF COMMENTS

N/A

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We have experienced significant operating losses over the last few years, and as a result, our ability to continue as a going concern is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are  different from US GAAP (refer to the Auditors' Reports dated April 30, 2018 and March 29, 2017).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company's cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2017, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2017 versus December 31, 2016

Our accounts show income for the year ended December, 2017 of 1,803,036 or $0.00 per share, versus a loss of  $(249,569) for the same period in 2016.  The difference was because of the $1,965,000 unrealized gain on the reclassification of Forum Energy shares as a result of our loss of significant influence.  Prior to the dilution, we accounted for our investment in Forum Energy using the equity method; following the loss of significant influence this investment is now classified as available for sale and is measured at fair value.
General and Administration expense were $166,263 for the year ended December 31, 2017 versus $214,571 for the same period in restated 2016.  Overall expenses were lower than those experienced in the previous year due to cost cutting measuers.  For the year ended December 31, 2017 foreign exchange loss was $10,393 versus a gain of $(9,719)  for the year ended December 31, 2016.
Fiscal year ended December 31, 2016 versus December 31, 2015

Our accounts showed loss for the year ended December 31, 2016 of $(249,569) or $0.00 per share, versus income of $340,909 or $0.00 per share for the year ended December 31, 2015.  During the year ended December 31, 2015, we sold 2,000,000 shares of Forum Energy and recorded a gain of $637,902 which was the reason we reported income. General and Administration expenses were $214,571 for the year ended December 31, 2016 versus $297,041 for the same period in 2015. We recorded amortization of $256 for the year ended December 31, 2016 versus $365 for the same period in 2015.  For the year ended December 31, 2016 foreign exchange gain was $9,719 versus a loss of $5,684 for the year ended December 31, 2015.

Interest income was $1,002 for the year ended December 31, 2016 versus $48 for the previous year. The difference was a result of the interest earned on the higher cash balance in 2016.

Balance Sheet

Our current assets were $433,253 at December 31, 2017 versus $319,730 for the year ended December 31, 2016. The difference is mainly a result of the higher cash balance on December 31, 2017. Our  investment in Forum Energy was reflected at a carrying value of $Nil in the financial statements as at December 31, 2016 and December 31, 2015.  Our  assets reflect the value of Forum Energy on a fair value basis and Lascogon on an equity basis. Our investment in Lascogon is reflected at a carrying value of $Nil in the financial statements as at December 31, 2017, December 31, 2016, and December 31, 2015.  The fair value of the investment in Forum Energy is reflected at $1,665,000 or US$0.30 per share based on the most recent arms' length financing completed in Forum Energy and $Nil on December  31, 2016 and December 31, 2015..

Liquidity and Capital Resources

Our working capital position at December 31, 2017 was $399,308 versus working capital of $261,094 at December 31, 2016 and shareholders' equity was $2,098,671 at December 31, 2017 (December 31, 2016 $261,690).
Cash used in operating activities for the year ended December 31, 2017 was $187,013 versus $251,563 for the same period in 2016 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $300,000 for the year ended December 31, 2017 verus $Nil for the year ended December 31, 2016.  The difference was the result of the proceeds received from the sale of 1,000,000 Forum Energy shares during the year ended December 31, 2017.

Cash provided by investing activities for the year ended December 31, 2017 and December 31, 2016 was $Nil

Capital Resources

In order to fully earn a 40% interest in the joint venture with Philex Gold Philippines Inc. ("PGPI") on the Lascogon Project, we were required to fund a total of $1 million of the work program by October, 2006 which was completed. To maintain our 40% interest, we were required to pay for 40% of the ongoing work program or our position would be diluted.  In May 2012, we received a capital call from Lascogon Mining in the amount of 100 million Philippine Pesos or approximately $2,400,000.  The capital call was made to address Lascogon Mining's current deficit and to fund the upcoming work program and exploration budget.  We were given until December 21, 2012 to forward the requested funds or have our 40% interest diluted to 1.08%.  We did not forward funds and therefore our interest in Lascogon Mining was diluted to 1.08%.

We currently own 35% of Metalore, 1.08% of Lascogon and 6.80% of Forum Energy. All but Forum Energy require us to fund our share of any work programs in order to maintain our current equity share in each company. If Forum Energy is required to raise additional funds through equity issuances then we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

Should we be unable to meet our share of the work programs then our holdings would be diluted down accordingly.  In 2007, we wrote off our investment in Metalore and in 2010, we wrote off our investment in Lascogon.

We anticipate that we will require additional funds for working capital for the next twelve months from the date of this filing and we are evaluating options in order to raise the additional funds.  We may be able to sell our Forum Energy shares should the need arise. If we are unable to raise additional funds by way of selling our Forum Energy shares in an orderly transaction, there is significant doubt that we will be able to continue as a going concern.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None
Critical Accounting Policies and Estimates
Basis of preparation and accounting policies
The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IAS's"), and interpretations issued by the IFRS Interpretations Committee ("IFRIC's") and the former Standing Interpretations Committee ("SIC's").. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2017.
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
(b) participation in policy-making processes, including participation in decisions about dividends or other distributions;
(c) material transactions between the entity and its investee;
(d) interchange of managerial personnel; or
(e) provision of essential technical information.

We determined that, despite having our ownership of Forum Energy reduced to 18.42% of the outstanding shares of Forum Energy by way of a sale of a portion of our shareholdings during the year ended December 31, 2016, we still maintained significant influence over the operations of Forum Energy by virtue of our CEO and CFO holding a seat on the board of FEP.  In addition, he was the Finance Director of Forum Energy.  In 2017, we determined we no longer had significant influence by virtue of our shareholding being reduced to 6.80% by year end.

Lascogon Contingent Consideration

There were 30,000,000 common shares of ours issued into escrow which are to be awarded to the vendor of the investment in Lascogon upon the declaration of commerciality as full and final consideration for the investment; these shares are considered contingent consideration. These shares were to be released from escrow if the project is declared commercial and were deemed to have zero value when they were issued. Accordingly no liability was recognized.  At December 31, 2015 it was not considered likely that a declaration of commerciality would take place.  In February 2016, we paid the vendor of the investment $36,000 and by mutual consent the shares were canceled and returned to treasury pursuant to a settlement agreement.

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

Recent  Accounting Related Pronouncements

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will or may have an effect on the Company's future results and financial position

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments ("IFRS 9").  In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single impairment model. IFRS 9 also includes significant changes to hedge accounting. The new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company will apply IFRS 9 effective January 1, 2018.

Comparing IFRS 9 to the current standards:

• The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the exception of equity securities. The Company will designate its equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition.

• The introduction of the new "expected credit loss" impairment model under IFRS 9 does not have a significant impact on the Company' accounts receivable, given the Company has negligible receivables from time to time.

• The new general hedge accounting requirements do not have a significant impact on the Company, as it does not engage in hedge transactions.
IFRS 15 Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). In May 2014, the IASB issued a new standard on the recognition of revenue from contracts with customers. IFRS 15 supersedes IAS 11 –Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services,  IFRS 15 establishes a single five-step model framework for determining the nature, amount timing and uncertainty of revenue and cash flows arising from a contract with a customer,  The standard is currently mandatory for annual periods beginning on or after January 1, 2018 with early adoption permitted.  The adoption of this standard will not impact the Company's financial statements, as currently the Company does not earn revenues.

IFRS 16 Leases

IFRS 16, Leases ("IFRS 16") will replace IAS 17, "Leases". IIFRS 16 specifies how to recognize, measure, present and disclose leases,  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.  The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted if IFRS 15, has also been applied.  The Company does not have any lease agreements and the adoption of this standard will not impact  its financial statements.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1) (2)	67	Director since November 2012, President and CEO since August 2015 and CFO since June 2015.
Claro Ramirez (1)	57	Director since October 2011
Lyle Brown (1) (3)	64	Director since October 2013
(1)	Member of Audit Committee in 2017.
(2)	Member of Compensation Committee in 2017
(3)	Member of the Corporate Governance Committee in 2017
Information About our Directors and Officers

Mr. Paul Wallace Chairman, President, Chief Executive Officer, and Chief Financial Officer

Mr. Paul Frederick Wallace is a Chartered Professional Accountant and member of the CPA Canada.   He was appointed as the Chief Financial Officer of Hong Kong based First Pacific Company Limited from 1995 to 1997between 2003 and 2004 and between 2014 and 2015.  He was appointed Group Finance Director to the Sanctuary Group plc between 2005 and 2008. Mr. Wallace was Chief Executive Officer of Blue Ocean Wireless Limited between 2009 and 2011, and a Non-Executive Director of JPMorgan Global Emerging Markets Income Trust Plc between 2010 and 2015.  He is also the Finance Director of Forum Energy, a Director of Pitkin Petroleum and Head of Finance of Goodman Fielder Pty Limited.

Mr. Claro Ramirez

Mr. Ramirez is a resident of Richmond, British Columbia, Canada and has served as Senior Vice President of Philippine Long Distance Telephone Company ("PLDT") for the last twelve years.

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

Paul Wallace is also a director of Forum Energy.

B.  Compensation.

We have recently agreed to pay our directors the following consulting fees or directors' fees on a monthly basis:

Lyle Brown         $2,000
Paul Wallace      $1,000
Claro Ramirez     $1,000

None of our executive officers or directors received other compensation in excess of the lesser of US $25,000 or 10% of such Executive Officer's or Director's cash compensation as reported in the compensation table below and all Executive Officers and directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table below.

No funds were set aside or accrued by us during the year ending December 31, 2017 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2017 and 2016 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2017

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$12,000	$0.00	$12,000
Lyle Brown	$24,000	$0.00	$24,000
Paul Wallace	$12,000	$0.00	$12,000
Total	$48,000	$0.00	$48,000

(1) "Option Exercise Net Market Value" is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise."

Director Compensation for Fiscal Year ended December 31, 2016
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$12,000	$0.00	$12,000
Lyle Brown	$24,000	$0.00	$24,000
Paul Wallace	$12,000	$0.00	$12,000
Total	$48,000	$0.00	$48,000

(1) "Option Exercise Net Market Value" is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise."

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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2017 and none were issued or exercised in 2017 or 2016.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2017 Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2018 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2017 were Paul Wallace, Lyle Brown and Claro Ramirez.  Members of our Compensation Committee for 2018 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2017 were Claro Ramirez and Lyle Brown.  Members of our Corporate Governance Committee for 2018 will  be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2017, we had no employees.

E.  Share Ownership

The following table lists as of February 15, 2018, the share ownership of our directors and executive officers.

The following table sets forth certain information as of February 15, 2018 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 1500, 222 3rd Avenue S.W., Calgary, Alberta, T2P 0B4 .  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on February 15, 2018 was 409,143,765.

Name of Director and/or Officer and number of shares held:	Number of Shares	Percent of Class
Paul Wallace *	-	-
Claro Ramirez	-	-
Lyle Brown	-	-
Number of shares held by all Directors and Officers as a group:	-	-

* Paul Wallace and Claro Ramirez are nominees from PXP Energy Corporation. which owns 225,000,000 shares of FEC.

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

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  Currently, we are not controlled directly or indirectly by any foreign government but are controlled by PXP Energy Corporation.

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in our control other than as noted above.

The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by PXP.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of February 15, 2018:

Name	Number of Shares Owned	Percent of Class
PXP Energy Corporation *	225,000,000	54.99
CDS&Co**	43,002,051	10.51
CEDE & Co**	38,775,175	9.48
Asian Coast International	67,740,000	16.56

* These shares are registered to PXP.  Philex Mining purchased 200,000,000 shares in a private placement in December 2007 and 20,000,000 shares were purchased in a private transaction at the same time.  In April 2010, Philex Mining Corporation received a further 5,000,000 shares pursuant to a private placement at $0.50 per share.  In 2014 Philex Mining Corporation transferred the all of their shares to PXP.  No other significant changes in the ownership of our shares by PXP has occurred during the past three (3) years.

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

As at February 15, 2018, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On February 15, 2018, the shareholders' list showed 585 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.93% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 522.

B.  Related Party Transactions

During the year ended December 31, 2017 general and administrative expenses included key management personnel compensation totaling $48,000 (2016: $48,000; 2015: $110,500).

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

B.  Significant Changes/Developments

None

ITEM 9.  THE OFFER AND LISTING

A.  Listing Details and Markets

Our shares have traded on the OTC – Bulletin Board ("OTC.BB") under the symbol "FECOF" since September 22, 1999 but in 2012 our shares were only listed on the Pink Sheets as a result of a lack of market makers.

The table below lists the high/low bid/ask prices on Pink Sheets for our shares for each year within the five (5) most recent fiscal years.

Pink Sheets Stock Annual Price History - Common Shares
(US Dollars)

Year Ended	High	Low
12/31/17	$0.02	$0.00
12/31/16	$0.01	$0.00
12/31/15	$0.01	$0.00
12/31/14	$0.02	$0.00
12/31/13	$0.02	$0.00

The table below lists the volume of trading and high/low bid/ask prices on Pink Sheets for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

Pinks Sheets Stock Trading Activity - Common Shares
(US Dollars)

Quarter Ended	Volume	High	Low
12/31/17	2,981,775	$0.01	$0.00
9/30/17	7,899,222	$0.01	$0.00
6/30/17	889,320	$0.01	$0.00
3/31/17	4,104,943	$0.02	$0.00
12/31/16	3,586,800	$0.01	$0.00
9/30/16	1,311,059	$0.00	$0.00
6/30/16	1,621,491	$0.00	$0.00
3/31/16	838,608	$0.00	$0.00

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the Pink Sheets.
Pink Sheets Stock Monthly Price History - Common Shares
(US Dollars)

Month Ended	High	Low	Volume
1/31/18	$0.01	0.00	1,120,131
12/31/17	$0.01	0.00	832,942
11/30/17	$0.01	0.01	454,485
10/30/17	$0.01	0.01	1,694,348
9/30/17	$0.01	$0.00	4,032,057
8/30/17	$0.01	$0.00	3,079,070

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On February 15, 2018, the shareholders' list showed 585 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 44,721,585 representing 10.93% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 522.

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
Management's Annual Report on Internal Control Over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with International Financial Reporting Standards.
As of December 31, 2017, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company's management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company's Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2017 and communicated the matters to our management and board of directors.
Management believes that the appointment of one or more independent directors, will remedy the lack of a majority of outside directors on the Company's Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result in proper segregation of duties.
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
This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only the management's report in this annual report.
Changes in Internal Control over financial reporting
During the year ended December 31, 2017, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.
ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, the performance of our auditors.,  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2017 were Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2018 will  be appointed following our Annual and General Meeting of Shareholders.

Our Board has determined that it has at least one (1) financial expert serving on its Audit Committee.  This individual is Lyle Brown.  Mr. Brown is a Chartered Professional  Accountant and  Partner of Culver & Co., an accounting firm. Mr. Brown has significant experience in the review of financial statements and related information.

Mr. Brown would be regarded as independent.

ITEM 16 B: CODE OF ETHICS.

We have adopted a formal "Code of Ethics" applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  We believe that the Code of Ethics is reasonably designed to deter wrongdoing and to promote:

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

To better fulfill and implement the Board's corporate governance policies, we have established a Corporate Governance Committee.  The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  The members of the Corporate Governance Committee are Claro Ramirez and Lyle Brown.

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2017, an amount of $14,229 was accrued as a best estimate of fees to be billed by our new external auditors Dale Matheson Carr-Hill Labonte LLP ("DMCL").  .

Audit Related Fees

We did not incur any audit related fees in the last fiscal year for assurance and related services by DMCL that are related to the performance of their audit or review of our financial statements.

Tax Fees

We did not incur any fees in the last fiscal year for professional services rendered by DMCL for tax compliance, tax advise and tax planning.

All other fees

We did not incur any other fees in the last  fiscal year for products and services provided by DMCL, other than the services reported above under this Item 16C.

On February 15, 2018, our Audit Committee approved the appointment of Dale Matheson Carr-Hilton Labonte LLP to replace BDO Canada LLP

ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

 Not Applicable.

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 Not Applicable.

ITEM 16 F.  CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

In February 2018, BDO Canada LLP ("BDO") resigned as our independent registered public accounting firm and Dale Matheson Carr-Hilton Labonte LLP ("LLP") was selected by the Board of Directors to serve as the Company's new independent registered public accounting firm for the year ended December 31, 2017. During the fiscal years ended December 31, 2016 and 2015 and through February 15, 2018 there were no disagreements (as defined in the instructions to Item 16F of Form 20-F) with BDO (1) on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference thereto in connection with their opinion, or (2) reportable events (as defined in Item 16F of Form 20-F).

The audit reports of BDO on the Financial Statements of Company for December 31, 2016 and 2015, did not contain an adverse opinion, disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. BDO's report for both December 31, 2016 and 2015 did contain an Emphasis of Matter paragraph regarding the Company's ability to continue as a going concern.

During the fiscal years ended December 31, 2016 and 2015 there have been no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F.  We have provided BDO with a copy of this annual report on Form 20-F prior to its filing with the SEC and requested that BDO furnish a letter addressed to the SEC stating whether it agrees with the statements made in this Item 16F.  A copy of BDO letter to the SEC dated April 30, 2018 is included as Exhibit 5 to this annual report.

During the two most recent fiscal years prior to the recommendation by the Board to appoint DMCL as our independent registered accounting firm, neither we nor anyone on our behalf consulted DMCL regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, nor has DMCL provided to us a written report or oral advice that DMCL concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a "disagreement" with BDO as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a "reportable event," as that term is described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16 G.  Corporate Governance

 Not Applicable.

ITEM 16 H.  Mine Safety Disclosure

 Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

We report under Item# 18.

ITEM 18.  FINANCIAL STATEMENTS.

The Auditors' Report, financial statements and notes thereto, schedules thereto, as required under Item 18 are found immediately below.

Financial Statements:

Report of Independent Registered Public Accounting Firms, dated April 30, 2018 and March 29, 2017
Balance Sheets at December 31, 2017 and December 31, 2016
Statements of Loss and Deficit for the Years ended December 31, 2017 and December 31, 2016
Statements of Cash Flows for the Years ended December 31, 2017 and December 31, 2016
Notes to the Consolidated Financial Statements

FEC RESOURCES INC.
Financial Statements

For the year ended December 31, 2017
(Expressed in United States dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of FEC Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of FEC Resources Inc. (the "Company"), which comprise the statements of financial position as at December 31, 2017, the statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

Without modifying our opinion, we draw attention to Note 2 to the financial statements, which indicates that the Company has not generated revenue from operations and has an accumulated deficit of $17,725,734. As stated in Note 2 to the financial statements, these events or conditions, along with other matters as set forth in Note 2, indicate a material uncertainty exists that casts substantial doubt on the Company's ability to continue as a going concern.

Basis for Opinion

Management's Responsibility for the (Consolidated) Financial Statements

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

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to  the Company's preparation and fair presentation of the financial statements in order to design audit procedures  that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal   control.   The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ DMCL LLP

This is our first year of service as the Company's auditor
Vancouver, Canada

April 30, 2018

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada
Report of Independent Registered Public Accounting Firm

To the shareholders of FEC Resources Inc.

We have audited the accompanying financial statements of FEC Resources Inc., which comprise the statement of financial position as at December 31, 2016 and the statements of comprehensive income (loss), changes in equity and cash flows for the years ended December 31, 2016 and 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of FEC Resources Inc. as at December 31, 2016 and its financial performance and its cash flows for the years ended December 31, 2016 and 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The previously filed 2016 financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the previously filed 2016 financial statements, the Company had incurred a net loss of $249,569 for the year ended December 31, 2016 and had an accumulated deficit of $19,528,770 at December 31, 2016. These conditions raised substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 to the previously filed consolidated financial statements as of and for the year ended December 31, 2016. The financial statements did not include any adjustments that might result from the outcome of this uncertainty.

/s/BDO Canada LLP

Chartered Professional Accountants
Vancouver, Canada
March 29, 2017

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

FEC RESOURCES INC.
Statements of Financial Position
Expressed in United States Dollars

	December 31	December 31
	2017	2016
ASSETS
Current assets
Cash (Note 6)	$425,148	$312,161
Receivables	960	879
Prepaid expenses	7,145	6,690
	433,253	319,730
Non-current assets
Equipment (Note 7)	418	596
Investment in Forum Energy (Note 8)	1,665,000	-
	$2,098,671	$320,326

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade and accrued payables	$33,945	$58,636
	33,945	58,636

Shareholders' Equity
Share capital (Note 9)	16,732,397	16,732,397
Contributed surplus (Note 9)	3,058,063	3,058,063
Deficit	(17,725,734)	(19,528,770)
	2,064,726	261,690
	$2,098,671	$320,326

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

"Paul Wallace"                                                  "Lyle Brown"
Director                                                                  Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Expressed in United States Dollars

	Year Ended	Year Ended	Year Ended
	December 31	December 31	December 31
	2017	2016	2015
General and administrative expenses
General and administration (Notes 10 and 11)	$166,263	$214,571	$297,041
Operating loss	(166,263)	(214,571)	(297,041)

Gain on reclassification of the investment in FEP (Note 8)	1,965,000	-	-
Gain on sale of shares in FEP	-	-	637,902
Cancellation of Indexa shares (Note 9)	-	(36,000)	-
Interest income	4,299	1,002	48
Comprehensive income (loss)	$1,803,036	$(249,569)	$340,909

Earnings/(loss) per common share
- Basic and diluted	$0.00	$(0.00)	$0.00

Weighted average number of shares outstanding, basic and diluted	409,143,765	411,274,913	439,143,765

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CHANGES IN EQUITY
Expressed In United States Dollars
For the years ended December 31, 2017, 2016 and  2015

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2017	$16,732,397	$3,058,063	$(19,528,770)	$261,690
Total comprehensive income for the year	-	-	1,803,036	1,803,036
Balance December 31, 2017	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2016	$16,732,397	$3,058,063	$(19,279,201)	$511,259
Total comprehensive loss for the year	-	-	(249,569)	(249,569)
Balance December 31, 2016	$16,732,397	$3,058,063	$(19,528,770)	$261,690

	Share capital	Contributed surplus	Deficit	Total
Balance January 1, 2015	$16,732,397	$3,058,063	$(19,620,110)	$170,350
Total comprehensive income for the year	-	-	340,909	340,909
Balance December 31, 2015	$16,732,397	$3,058,063	$(19,279,201)	$511,259

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed In United States Dollars

For the year ended	December 31	December 31	December 31
	2017	2016	2015
Cash used in
OPERATING ACTIVITIES
Net income (loss) for the year	$1,803,036	$(249,569)	$340,909

Non-cash items included in income (loss)
Amortization	178	256	365
Gain on sale of shares in FEP	-	-	(637,902)
Gain on reclassification of the investment in FEP	(1,965,000)	-	-
	(161,786)	(249,313)	(296,628)
Changes in working capital related to operating activities
Receivables	(81)	286	279
Prepaid expenses	(455)	(213)	10,427
Trade and accrued payables	(24,691)	(2,323)	19,553

Net cash used in operating activities	(187,013)	(251,563)	(266,369)

INVESTING ACTIVITY
Proceeds from sale of FEP shares	300,000	-	637,902
Net cash provided by financing activity	300,000	-	637,902

Net (decrease) increase in cash	112,987	(251,563)	371,553
Cash – beginning of the year	312,161	563,724	192,191
Cash – end of the year	$425,148	$312,161	$563,724

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)

Note 1 Corporate Information

FEC Resources Inc. ("FEC" or the "Company") was incorporated under the laws of Alberta, Canada and is engaged primarily in the business of exploration and development of oil and gas and other mineral related opportunities, either directly or indirectly through companies in which the Company invests.  The Company is not currently directly involved in any oil and gas or mineral related exploration activities.  The Company is listed in the United States on the OTC Pink ("OTC Pink"), having the symbol FECOF.

At December 31, 2017, the Company has a 6.8% interest Forum Energy Limited ("FEP").(Note 8).

The principal address of the Company is 203, 200 Barclay Parade S.W. Calgary, Alberta T2P 4R5.  The Company's ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) ("PXP") with a registered office at 27 Brixton Street, Barangay Kapitolyo, Pasig City, Metro Manila, Philippines 1603.

Note 2 Basis of Preparation and Going Concern

a)	Statement of Compliance

         These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

                        The financial statements were authorized for issue by the Board of Directors on April 2, 2018.

b)	Basis of Measurement

      The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company's functional currency.

      The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company's accounting policies.

      The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)

Note 2 Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company's control. The Company has not generated revenue from operations. The Company has an accumulated deficit since inception of $17,725,734.

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEP to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEP in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEP under suitable terms.

Management has concluded that the combination of these circumstances casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Note 3 Summary of Significant Accounting Policies

       The accounting policies set out below have been applied consistently to all years presented in these financial statements.

a)	Investment in associates

Investments in companies over which the Company has the power to exercise significant influence (but not control) are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company's pro-rata share of post-acquisition income or loss.  The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company's share of capital transactions and changes in accounting policies and corrections of errors.  Profit distributions received or receivable from the investments will reduce the carrying value of the investment.  Any premium paid for an associate above the fair value of the

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)

Note 3 Summary of Significant Accounting Policies (continued)

Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the associate.

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

An impairment loss is calculated as the difference between the investment's carrying amount and the present value of the estimated future cash flows expected to be generated by the investment. All impairment losses are recognized in profit or loss. In the event the recoverable amount subsequently increases to a value greater than the carrying amount, an impairment gain is recognized up to the original pre-impaired value.

During the years ended December 31, 2017, 2016 and 2015 the Company did not recognize any impairment losses or reverse any previously recognized impairment losses.

       b)     Equipment

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

Depreciation

Equipment is carried at cost less accumulated depreciation. The Company depreciates its computer equipment at the rate of 30% per annum utilizing the declining balance method.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

Impairment

The carrying amounts of the Company's non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
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
For the Company's investee companies with a functional currency other than United States Dollars, any cumulative translation adjustments would be included in Accumulated other comprehensive income (''AOCI'') if material and would represent unrealized translation gains and losses on the Company's net investment in equity-accounted investees that are translated using the current rate method. The exchange gains and losses would become realized in earnings upon the disposition, liquidation or dilution of the investment that gave rise to such amounts.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2017, December 31, 2016 and December 31, 2015.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
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

Non-derivative financial assets that do not meet the definition of loans and receivables are classified as available-for-sale and comprise principally the Company's investments in entities not qualifying as subsidiaries or associates. Available-for-sale investments are carried at fair value with changes in fair value recognized in other comprehensive income/loss.

The Company has designated cash as loans and receivables, which is measured at amortized cost.

As at December 31, 2017, the Company's investment in FEP is classified as available for sale and a non-current asset.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)

Note 3 Summary of Significant Accounting Policies (continued)

g)	Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares are classified as equity instruments.

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

Note 4 Standards, Amendments and Interpretations

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IAS's"), and interpretations issued by the IFRS Interpretations Committee ("IFRIC's") and the former Standing Interpretations Committee ("SIC's"). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2017.

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will or may have an effect on the Company's future results and financial position:

 IFRS 9, Financial Instruments
IFRS 9, Financial Instruments ("IFRS 9").  In July 2014, the IASB issued the final version of IFRS 9 to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single impairment model. IFRS 9 also includes significant changes to hedge accounting. The new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company will apply IFRS 9 effective January 1, 2018.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)
Note 4 Standards, Amendments and Interpretations (continued)

Comparing IFRS 9 to the current standards:

• The classification of financial assets and liabilities is expected to remain consistent under IFRS 9 with the exception of equity securities. The Company will designate its equity securities as financial assets at fair value through other comprehensive income, where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition.

• The introduction of the new "expected credit loss" impairment model under IFRS 9 does not have a significant impact on the Company' accounts receivable, given the Company has negligible receivables from time to time.

• The new general hedge accounting requirements do not have a significant impact on the Company, as it does not engage in hedge transactions.
IFRS 15 Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). In May 2014, the IASB issued a new standard on the recognition of revenue from contracts with customers. IFRS 15 supersedes IAS 11 –Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services,  IFRS 15 establishes a single five-step model framework for determining the nature, amount timing and uncertainty of revenue and cash flows arising from a contract with a customer,  The standard is currently mandatory for annual periods beginning on or after January 1, 2018 with early adoption permitted.  The adoption of this standard will not impact the Company's financial statements, as currently the Company does not earn revenues.

 IFRS 16 Leases

 IFRS 16, Leases ("IFRS 16") will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases.  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying   asset has a low value.  The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted if IFRS 15, has also been applied.  The Company does not have any lease agreements and the adoption of this standard will not impact its financial statements.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)

Note 5 Critical Accounting Estimates and Judgments (continued)

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

i)	Investments in Associates

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired.

ii)	Deferred tax assets and liabilities
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

Note 6 Cash

Cash held at banks earns interest at floating rates based on daily bank deposit rates.

Note 7 Property, Plant and Equipment

Computer Equipment	December 31 2017	December 31 2016	December 31 2015
Cost
Opening Cost	$15,543	$15,543	$15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(14,947)	$(14,691)	$(14,326)
Charge for the year	(178)	(256)	(365)
Ending Accumulated Depreciation	(15,125)	(14,947)	(14,691)

Carrying Value	$418	$596	$852

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)

Note 8 Investment

i)	Investment in FEP

The investment in FEP is summarized as follows:
	Number of shares held	Amount

Balance, December 31, 2015 and 2016	6,550,200	$-
Gain on dilution of investment	-	1,965,000
Disposition	(1,000,000)	(300,000)

Balance December 31, 2017	5,550,200	$1,665,000

As at December 31, 2017, the Company's interest in FEP was 6.80% (2016 – 18.42%).

On November 16, 2015, the Company sold 2,000,000 FEP shares to  PXP for 21 British pence ($US 0.30) per share.  As a result of the sale of the shares, the Company recorded a gain on sale of $637,902.

On March 23, 2017, PXP increased its shareholdings in FEP from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at US$0.30 per share.  The Company did not participate in this financing transaction.  There were no changes made to the board of FEP.  The PXP investment resulted in the dilution of the Company's interest in FEP from 18.42% to 8.03%.  As a result of this dilution, management concluded that it no longer had significant influence over FEP and therefore discontinued accounting for its investment using the equity method. On discontinuing the equity method, the Company recorded its investment at its estimated fair value resulting in a gain of $1,965,000. The fair value of the FEP shares was determined based on the price paid for FEP shares by an FEP investor that participated in an FEP private placement equity offering.

This financial asset has been classified as available-for-sale with the carrying value determined based on the fair value of the shares.

On December 6, 2017 the Company sold 1,000,000 FEP shares to its parent company, PXP, for $0.30 per share.  As a result of the sale of the shares, the Company recorded a gain on sale of $300,000 and the Company's interest in FEP was reduced to 6.80%

Note 9 Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and  is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)
Note 9 Share Capital (continued)

Issued:

Common Shares	Number	Amount

Balance, January 1, 2015	439,143,765	$16,732,397

Balance December 31, 2015	439,143,765	$16,732,397
Returned to treasury (i)	(30,000,000)	-
Balance, December 31, 2016 and December 31, 2017	409,143,765	$16,732,397

(i)
30,000,000 common shares of the Company were issued into escrow which were to be awarded to Indexa Corp., the vendor of an investment the Company had previously made in Lascogon Mining Corporation ("Lascogon"), upon the declaration of commerciality of the mining project as full and final consideration for the investment. As the commerciality of Lascogon was considered to be remote, no value was assigned to the shares. On January 18, 2016, a settlement was reached whereby the shares were cancelled and returned to treasury for a payment of $36,000 to Indexa Corp.

No preferred shares have been issued.

b)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company's statements of financial position include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company's change in deficit from earnings and losses from period to period.

c)	Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is five years.  The options vest immediately.

There were no stock options outstanding on December 31, 2017 or December 31, 2016 and none were issued between January 1, 2015 and December 31, 2017.

Note 10                      Related Party Transactions and Balances

During the year ended December 31, 2017, general and administrative expenses included key management personnel compensation totaling $48,000 (2016: $48,000; 2015: $110,500)

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)

Note 11	General and administrative expenses

	December 31, 2017	December 31, 2016	December 31, 2015
Professional fees	$10,641	$64,681	$37,205
Bank charges	3,283	3,324	2,961
Listing and filing fees	10,873	18,105	23,479
Office and miscellaneous	22,895	29,924	33,552
Consulting (Note 10)	108,000	108,000	187,042
Engineering and geological expenses	-	-	6,753
Amortization (Note 7)	178	256	365
Foreign exchange	10,393	(9,719)	5,684
	$166,263	$214,571	$297,041

Note 12                      Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Income (loss) before income taxes	$1,803,036	$(249,569)	$340,909

Tax expense (recovery) based on statutory rate of 27.0% (2016: 27%, 2015: 26.0%)	487,000	(67,000)	89,000
Impact of disallowed capital losses	-	-	268,000
Non-deductible expenditures and non-taxable revenues	(265,000)	-	-
Foreign currency adjustment on non-monetary items	(55,000)	(256,000)	552,000
Effect of reduction in statutory rate	-	-	(249,000)
Non-taxable portion of capital gains	-	-	(86,000)
Expiry of loss carry forward	-	333,000	332,000
Adjustment to prior years provision versus statutory tax return	(567,000)	-	-
Changes in unrecognized deferred tax assets	400,000	(10,000)	(906,000)
Total income tax expense	-	-	-

Effective December 31, 2017, the Canadian Federal Corporate tax rate and the Alberta provincial tax rate were 15% and 12%, respectively.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)
Note 12                      Income Taxes (continued)

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2017 and 2016 are summarized as follows:

	December 31, 2017	December 31, 2016

Allowable capital losses	$410,000	$-
Non-capital losses	1,560,000	811,000
Capital assets and other	2,000	240,000
Investments	916,000	1,437,000
Unrecognized deferred tax assets	(2,888,000)	(2,488,000)
	$-	$-

As at December 31, 2017, the Company had estimated non-capital losses for Canadian tax purposes of $5,776,000 that expire between 2026 to 2037 which may be carried forward to offset future years' taxable income.

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

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company's objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company's exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company's risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company's finance function. The Board of Directors receive quarterly reports from the Company's Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility. Further details regarding these policies are set out below.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)

Note 13                      Financial Instruments and Risk Management (continued)

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company's cash is kept in U.S. dollars.  As at December 31, 2017, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2017, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositor's insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company's cash deposit $425,148 (2016: $312,161).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its growth plans. At December 31, 2017, the Company's accounts payable and accrued liabilities were $33,945, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2017
(Stated in United States Dollars)

Note 14	Capital Management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements on credit facilities and to support any growth plans.

The capital of the Company consists of the items included in shareholders' equity and cash net of debt obligations. The Company monitors capital based on the debt to debt-plus-equity ratio. Debt is total debt shown on the balance sheet, less cash. Debt-plus-equity is calculated as debt shown on the balance sheet, plus total shareholders' equity which includes share capital, warrants, contributed surplus and deficit. Currently the Company has no debt. The Company's Board of Directors approves management's annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company's management.

As at December 31, 2017, the company had no externally imposed capital requirements nor were there any changes in the company's approach to capital management during the year.

ITEM 19.  EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, File No. 33-81290 (the "Registration"); *
1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *
4.1	Consulting Agreement dated March 1, 2004 between the Company and David Robinson *;
4.2	Consulting Agreement dated March 1, 2004 between the Company and Barry Stansfield *;
4.3	Consulting Agreement dated November 23, 2003 between the Company and Larry Youell *;
4.4	Consulting Agreement dated March 1, 2004 between the Company and David Wilson *
4.5	Consulting Agreement dated March 1, 2004 between the Company and David *;
4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *
4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *
4.8	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *
4.9	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *
5.0	BDO Canada, LLP letter dated April 30, 2018 to the SEC stating whether it agrees with the statements made in Item 16F of the 20F for the fiscal year end December 31, 2017;
11.	Code of Ethics *;
12.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEC Resources Inc.
(Registrant)

Date: April 30, 2018	By:	/s/ Paul Wallace
Paul Wallace
President and Chief Executive Officer