Form 20-F
period 2018-12-31
FEC Resources Inc.
filed 2019-03-29
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

______ REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  XXX  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year ended December 31, 2018

OR

______ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

______ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  Date of event requiring this shell company report ……………
For the transition period from   ______  to   ______

Commission file number 000-17729

FEC RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

Canada
(Jurisdiction of incorporation or organization)

5th Floor, 40 Mount Street, North Sydney, New South Wales, NSW 2060 Australia
(Address of principal executive offices)

Paul Wallace, +61-44-729-6715, 5th Floor, 40 Mount Street, North Sydney, New South Wales, NSW 2060 Australia
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

  Yes [  ]      No  [X]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

  Yes [  ]      No  [X]

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

Not Applicable

FEC RESOURCES, INC.
FORM 20-F ANNUAL REPORT FISCAL YEAR 2018

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

-	oil and natural gas price volatility;
-	uncertainties in the estimates of proved reserves, and in the projection of future rates of production and timing of development expenditures from companies we invest in;
-	the ability of companies we invest in to find and acquire additional reserves;
-	risks associated with investments, acquisitions, exploration, development and production directly or by companies we invest in;
-	risks associated with owning minority interests in unlisted investments whose shares are not readily traded nor for which is there a quoted market price
-	operating hazards attendant to the oil and natural gas business for companies we invest in;
-	potential constraints on the ability of companies we invest in to market reserves due to limited transportation space;
-	climatic conditions faced by companies we invest in;
-	availability and cost of labor, material, equipment and capital to us and companies we invest in;
-	the ability of companies we invest in to employ and retain key managerial and technical personnel;
-
international, national, regional or local political and economic uncertainties, including the territorial dispute between the Republic of Philippines and the People's Republic of China, changes in energy policies, foreign exchange restrictions and currency fluctuations faced by us and companies we invest in;

-	adverse regulatory or legal decisions, including those under environmental laws and regulations affecting companies we invest in;;
-	environmental risks faced by companies we invest in;
-	the strength and financial resources of competitors of companies we invest in;
-	general economic conditions; and
-	our ability to continue as a "going concern".

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

 Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar
Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/18	1.30	1.36	1.23	1.36
Fiscal Year Ended 12/31/17	1.30	1.37	1.21	1.25
Fiscal Year Ended 12/31/16	1.32	1.46	1.25	1.34
Fiscal Year Ended 12/31/15	1.28	1.40	1.17	1.38
Fiscal Year Ended 12/31/14	1.10	1.16	1.06	1.25

The current closing rate of exchange was 1.33 on February 15, 2019.

 Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	8/18	9/18	10/18	11/18	12/18	1/19
High	1.32	1.32	1.31	1.33	1.36	1.36
Low	1.29	1.29	1.28	1.31	1.32	1.31

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the five fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014.  The information presented below for the five year period ended December 31, 2018, 2017, 2016, 2015 and 2014 is derived from our audited financial statements.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading "Item 5 – Operating and Financial Review and Prospects".

	Year Ended 12/31/18 ('000) - except per share data	Year Ended 12/31/17 ('000) - except per share data	Year Ended 12/31/16 ('000) - except per share data	Year Ended 12/31/15 ('000) - except per share data	Year Ended 12/31/14 ('000) - except per share data
Revenue	$-	$-	$-	$-	$-
Net (Loss) Income	$(218)	$1,803	$(250)	$341	$(290)
Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$(0.00)
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$(0.00)
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S ('000)	409,144	409,144	411,275	439,144	439,144
Working Capital	$182	$399	$261	$510	$169
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders' Equity	$1,847	$2,065	$262	$511	$170
Share Capital	$16,732	$16,732	$16,732	$16,732	$16,732
Capital Stock Shares ('000)	409,144	409,144	409,144	439,144	439,144
Total Assets	$1,903	$2,099	$320	$572	$212

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

D.  Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($217,665) during the year ended December 31, 2018 (2017 –$1,803,036; 2016 – ($249,569).   Total income in 2017 included an unrealized gain of $1,965,000   on the Company's investment in Forum Energy Limited )"Forum Energy").  Commencing in 2017, the Company accounts for its investment in Forum Energy as "available for sale" whereas in 2016 this investment was accounted for on the equity basis.   This change resulted from dilution of the Company's interest in Forum Energy as described below under section 4B – Business Overview – Recent Developments..  Commencing in 2018, upon the adoption of IFRS 9, the Company accounts for the investment at fair value through other comprehensive income.  We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $17,943,399 as at December 31, 2018.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2019.  We have no sources of revenue in the year ended December 31, 2018 and in 2017 our only source of revenue was from   the sale of the Forum Energy shares and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

Unless We Are Able To Invest in Companies That Discover Economically Recoverable Reserves in the Future, There is Substantial Doubt We Will Be Able to Continue Operations as a Going Concern in the Long Term.
Our business success is dependent upon our ability to benefit from the discovery economically recoverable reserves by companies we invest in, and for those companies to bring such reserves into profitable production.  The companies we invest in are  subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas, and other factors beyond our control.
The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a "going concern".  Management believes the "going concern" basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2018 2017 and 2016 and have no income other than that generated from interest on cash balances and the sale of FEP shares.  Our ability to continue as a "going concern" in the long term is dependent on benefiting from our investments and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

We Believe We Don't Have Sufficient Working Capital to Support Our Business in 2019. We Will Need Additional Funds in Order to Sustain our Operations in Order to See if Our Investments Will be Successful and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2018 and 2017 were $(196,157) and $(187,013), respectively.  We have been dependent upon the proceeds of the sale of FEP shares, equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  In February 2016, an agreement was reached with a shareholder to cancel 30,000,000 common shares which had been issued but held in escrow; thus at February 15, 2018 we had 409,143,765 common shares outstanding.  We currently have 238,207,423 shares eligible to be resold pursuant to Rule 144. We do not intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, registering the common shares for sale. If a decision was made to file a Registration Statement for these common shares. no prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 55% of our outstanding stock.

Specifically,  PXP Energy Corporation ("PXP") (formerly Philex Petroleum Corporation) may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

Foreign Laws, Rules and Environmental Regulations to Which Companies We Invest In  Are Subject May Adversely Affect Our Business Operations As Well As the Market Price For Our Stock.

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

Operating Risks - Oil and Gas Exploration Investment Activities

We Do Not Currently Directly Own Assets That Provide Cash Flow  Our Failure to Find or Acquire Available Assets May Adversely Impact Our Business Operations.
We do not own any properties or investments  that provide cash flow.  Our cash flow and income, as well as our success are highly dependent on success in finding or acquiring cash flow through our investments and obtaining the financing necessary to acquire such investments.  We cannot assure shareholders that we will be able to acquire such investments, if any.

Exploring For and Producing Oil and Natural Gas and Minerals Are High-Risk Activities With Many Uncertainties That Could Adversely Affect Our Business, Financial Condition or Results of Operations.

Exploration and development of oil and gas and mineral resources involve a high degree of risk, and few properties which are explored are ultimately developed into producing properties.  There is no assurance that exploration and development activities of companies that we invest in will result in any discoveries of commercial bodies of oil, gas or minerals.  The long-term profitability of our operations will be, in part, directly related to the cost and success of exploration programs  of companies we invest in which may be affected by a number of factors.  Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources, and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit of oil, gas or minerals, no assurance can be given that natural resources will be discovered in sufficient quantities by companies we invest in to justify commercial operations or that the funds required for development can be obtained on a timely basis.

If Companies We Invest In Are Unable to Continue to Identify, Explore and Develop New Properties, Our Business Operations May Be Adversely Affected.

We expect that to be successful companies we invest in must continually acquire or explore for and develop new oil and gas reserves to replace those, if any, being depleted by production.  Without successful drilling or acquisition ventures, our indirect oil and gas assets, mineral assets and, properties and the revenues derived there from, if any, will decline over time.  To the extent we engage in drilling activities indirectly, such activities carry the risk that no commercially viable oil or gas production or mineral extraction will be obtained.  The cost of drilling, completing and operating oil and gas wells is often uncertain.  Moreover, drilling for oil and gas and minerals may be curtailed, delayed or cancelled as a result of many factors, including shortage of available working capital, title problems, weather conditions, environmental concerns, government prohibitions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners, and drilling and well servicing companies.  The availability of a ready market for oil and gas and minerals will depend on numerous factors beyond our control, including the demand for and supply of oil and gas and minerals, the proximity of natural gas reserves to pipelines, the capacity of such pipelines, the proximity of any smelting facilities in relation to any minerals found, fluctuations in seasonal demand, the effects of inclement weather, and government regulation.  New gas wells may be "shut-in" for lack of a market until a gas pipeline or gathering system with available capacity is extended into an area.

The Exploration and Development of Oil and Gas and Mineral Properties are Subject to Operating Hazards and Risks for Which We Will Be Uninsured.

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which we have an interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage.  These include the possibility of fires, earthquake activity, coastal erosion, explosions, blowouts, oil spills or seepage, gas leaks, discharge of toxic gas, over-pressurized formations, unusual or unexpected geological conditions and the absence of economically viable reserves.  These hazards may result in cost overruns, substantial losses, and/or exposure to substantial environmental and other liabilities.

Fluctuating Resource Prices May Adversely Impact Our Operations and Activities.

The price of natural resources has traditionally been subject to wide fluctuations, particularly in recent years, and is affected by numerous factors beyond our control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of oil and gas and minerals, and therefore, the economic viability of any investments we have or make in  exploration projects, cannot accurately be predicted.

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

It Is Possible that Our Title for the Claims in Which We Have a Direct or Indirect Interest in Will Be Challenged By Third Parties.

Although we will attempt to ascertain the status of the title for any projects in which we have or will invest  in, there is no guarantee that title to such concessions will not be challenged or impugned.  In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title.  Also, in many countries, claims have been made and new claims are being made by aboriginal peoples, and other countries claiming rights that call into question the property rights granted by the governments of those countries.  An example of this is the force majeure declared on SC72 because this contract area falls within the territorial disputed area of the West Philippine Sea which was the subject of an United Nations arbitration process between the Republic of Philippines and the People's Republic of China.  On July 12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties

Reserve Estimates for Resources That May Be Reported By Companies We Invest In Are Dependent On Many Assumptions that May Ultimately Turn Out to Be Inaccurate.

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

Any Resource Production of Companies That we Have Invested In May Be Adversely Affected By Factors Beyond Our Control.

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

Operations of Companies We Invest In Will Be Subject to Numerous Environmental Risks

Resource operations of companies we invest in, if any will be subject to compliance with applicable federal, state, and local laws and regulations controlling the discharge of materials into the environment, or otherwise relating to the protection of the environment.  We believe that there is a trend toward stricter standards of environmental regulation which will in all probability continue.  Compliance with such laws and standards may cause substantial delays and require capital outlays in excess of those anticipated, thereby adversely affecting our earnings and competitive position in the future.

Since We May Acquire Holdings In Properties In Less Developed Countries and Have Indirectly Acquired Holdings in Properties In Less Developed Countries, Our Operations May Be Adversely Affected By Risks Associated With the Political, Economic and Social Climate of the Countries In Which We Will Operate or Have Indirect Holdings .

Since our indirect exploration and development activities will occur primarily in countries other than Canada and the United States, we may be affected by possible political or economic instability in those countries.  The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates, and high rates of inflation.  Changes in resource development or investment policies or shifts in political attitude in these countries may adversely affect our business. Operations of companies we invest in may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.  Exploration and production activities in areas outside of the United States and Canada are also subject to the risks inherent in foreign operations, including loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks.

We Face Competition From Larger and Better Financed Companies Seeking to Acquire Properties In Our Sphere of Operation.

The resource industry is highly competitive, and our business could be harmed by competition from other companies.  Because resources are fungible commodities, the principal form of competition is price competition.  We will strive to insure companies we invest in maintain the lowest exploration and production costs possible to maximize profits.  In addition, we may compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than we possess.  Many of our competitors have established strategic long term positions and maintain strong governmental relationships in countries in which we  may seek entry.

We Currently Do Not Maintain Insurance Against Potential Losses and Unexpected Liabilities.

As previously stated herein, exploration for and production of resources can be hazardous, involving natural disasters and other unforeseen occurrences such as "blowouts", "cratering", fires and loss of well control, which can damage or destroy wells or production facilities, injure or kill people, and damage property and the environment.  We do not have such insurance coverage for companies we invest in; and, even if we were able to obtain such insurance coverage, there is no assurance that it would be adequate to protect against all operational risks, or subject to defenses or exclusions against insurance coverage.

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

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  .We currently hold 6.80% of the issued and outstanding capital of Forum Energy, and in addition we hold a 35% interest in Metalore Mining Corporation ("MMC"), a Philippine-based company that holds the rights to a 64 hectare license  which has been abandoned.  We also own a 1.08% interest in Lascogon Mining Corporation which owns the Mineral Production and Sharing Agreement 148 ("MPSA 148"), a gold exploration project in the Philippines.

We are engaged in investment  into companies in the natural resource sector.

Our head office is located at 5th Floor, 40 Mount Street, North Sydney, New South Wales, NSW 2060 Australia

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, we will rely upon issuance of new shares or debt  to fund ongoing operations.
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

A Memorandum of Understanding on Cooperation on Oil and Gas Development between the Government of the Republic of the Philippines and the Government of the People's Republic of China and dated November 20, 2018 (the "MOU") was signed. The MOU states that the aforesaid governments
"…have decided to negotiate on an expedited basis arrangements to facilitate oil and gas exploration and exploitation in relevant maritime areas consistent with applicable rules of international law (hereinafter referred to as "the cooperation arrangements")… The two governments will endeavour to agree on the cooperation agreements within twelve (12) months of this Memorandum of Understanding… This Memorandum of Understanding, and all discussions, negotiations and activities of the two governments or their authorized enterprises under or pursuant to this Memorandum of Understanding, will be without prejudice to the respective legal positions of both governments. This Memorandum of Understanding does not create rights or obligations under international or domestic law."
The situation regarding SC72 remains unchanged and that the force majeure with respect to exploration of SC 72 remains in place.
The Philippines

We are currently pursuing exploration and development opportunities for oil and natural gas in the Philippines through Forum Energy.   Forum Energy, in which we own a 6.80% equity interest, owns the oil and gas rights over a 8,800 square-kilometer block located in the West Philippine Sea. In addition Forum Energy holds interests in various other concessions located in the Philippines. This block is subject to a dispute between The Republic of the Philippines and the Peoples Republic of China

Forum Energy Plc. ("FEP")/Forum Energy Limited ("Forum Energy")

We currently own 6.80% of Forum Energy. FEP was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.  Forum Energy is a private company, which has participating interests in 11 oil and gas blocks in the Philippines through various subsidiaries.

Forum Energy's subsidiaries are Forum Energy Philippines Corporation ("FEPCO"), Forum (GSEC101) Ltd. and Forum Exploration Inc. (66.67% owned).  Forum Energy and ourselves are both ultimately under the control of PXP Energy Corporation ("PXP") and are therefore affiliates.
On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at US$0.30 per share.  At the same date an independent third party purchased 6,666,667 newly issued Forum Energy shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  We did not participate in this financing transaction.  These two transactions resulted in the dilution of our interest in Forum Energy from 18.42% to 8.03%.  As a result of this dilution, the Company's investment in Forum Energy ceased to be an equity investment.  As a result of the loss of significant influence, we recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017 we sold 1,000,000 Forum Energy shares to its parent company, PXP, for $0.30 per share.  As a result of the sale of the shares our interest in Forum Energy was reduced to 6.80%.

The following information related to PXP or Forum Energy has been provided to us by PXP or Forum Energy , as we do not have direct knowledge of such information.

PXP holds a 78.98% controlling interest in Forum Energy, with 72.18% held directly and 6.80% held indirectly through its 54.99% shareholding in us.  Forum Energy is  a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) a 66.67% operating interest in SC 40 North Cebu held through Forum Exploration, Inc.; and (c) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 2.27% interest in the producing Galoc field, held through FEPCO.

A summary of Forum Energy's interests are as follows:

SC block	% interest	Currently Producing
SC72 Recto Bank	70%	No
SC40 North Cebu	66.67%	No
SC14C-1 Galoc	2.27%	Yes
SC6A Octon	5.56%	No
SC6B Bonita	8.18%	No
SC14A Nido	8.46%	Yes
SC14B Matinloc	12.40%	Yes
SC14B-1 N. Matinloc	19.46%	Yes
SC14C-2 W. Linapacan	9.10%	No
SC14D Retention Area	8.16%	No
SC14 Tara	10%	No

Following is a brief description of the properties of Forum Energy together with production details where appropriate.

SC 72 Recto Bank
Forum Energy's principal asset is a 70% participating interest in Service Contract 72 ("SC 72") (previously  Geophysical Survey and Exploration Contract No. 101 ("GSEC101")), a petroleum license located in the Recto Bank offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with Forum Energy with respect to SC72 (the "JV").
On 15 February 2010, the GSEC 101 licence was converted to  Service Contract 72 and Forum Energy immediately conducted geological and geophysical works to further evaluate the block and to fulfil its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, Forum Energy acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita field.

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (in 2012) and Cosine, Ltd. (in 2015). In 2015, Arex Energy produced a report on the North Bank area and estimated the prospective resources to be significant enough to continue with exploration of the concession.

SC 72 has been under Force Majeure since 15 December 2014 due to the West Philippine Sea maritime dispute between the Republic of the Philippines and China.  Forum Energy will have 20 months upon lifting of the Force Majeure to drill two commitment wells.

On July 12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the West Philippine Sea. However, China has rejected the ruling. Although there are ongoing discussions between the two countries it is uncertain when or how the matter of the maritime dispute will be settled with regards to SC 72.
In October 2018, Forum Energy started the Broadband and Pre-Stack Depth Migration ("PSDM") reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions ("DUG"), a company based in Perth, Australia, as contractor.  The Sampaguita 3D was acquired in 2011 and has an area of 565 sq km.  The reprocessing work is expected to cost around US$490,000, including quality control supervision, and will be completed in the 2nd quarter of 2019.  The 2019 work program and budget submitted to the DOE includes 3D seismic reprocessing and seismic interpretation followed by a contingent geotechnical survey over the proposed well locations to be drilled on lifting of the Force Majeure.
On November 20, 2018, a Memorandum of Understanding ("MOU") was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration  in the West Philippines Sea.
On December 21, 2018, Forum Energy through Forum (GSEC101) Limited, sent a formal request to the DOE in the Philippines to lift the Force Majeure imposed on SC 72.  A contingent revised work program and budget covering 2019-2020 was submitted at the same time which included drilling of two wells and the acquisition of seismic in the North Bank area.  As at the date of this amended and restated Management Discussion and Analysis, neither Forum Energy nor Forum (GSEC101) Limited have received a decision from the DOE.
SC 40  North Cebu
A 100% operating interest in SC 40 is held by Forum Energy's 66.67% owned subsidiary Forum Exploration Inc.
SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers and area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas.  It contains the Libertad gas field and several other prospects.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m.  The survey was divided into two (2) parts: grid and traverse. The grid program was designed with the objective of locating the apex of a high trend in the Dalingding area that was identified in previous gravity surveys. The traverse program, on the other hand, aimed to define faults through forward modeling and determine whether the mapped central depression is a graben or a trough.  Processing and interpretation of the gravity data are ongoing and will be completed before the end of the year.

The processing and interpretation of the gravity data will be carried out in two stages. The first stage is a 3D inverse grid depth modeling which was undertaken by contractor Cosine Ltd. The final report for this work will be submitted before the end of the year. The second stage is a detailed stratigraphic 3D multi-sectional model to be done in-house by the Forum Energy technical team under Cosine's quality control supervision. This latter stage will be carried on to the following year. The results will be correlated later with seismic data, where possible.

Forum Energy will start planning for the drilling of an onshore well, Dalingding-2, in 1Q 2020. Forum has engaged the services of an operations geologist to prepare the geological program and prospect montage.  The Dalingding Prospect is a reefal structure defined by seismic with Barili Limestone as the primary target. A well, Dalingding-1, was drilled by Cophil Exploration in 1996 and was plugged and abandoned as a dry hole with minor gas shows after reaching a total depth of 1,508 ft.  Following Forum Energy's recent re-evaluation of the prospect, it was concluded that Dalingding-1 did not reach the Barili target, which is estimated at 1,740 ft, or 232 ft below the well's total depth.  The current plan is to drill a well down to at least 2,000 ft to penetrate the Barili and secondary targets underneath.

SC 14 C-1 Galoc
Block C-1 Galoc has an area of 164 square kilometeres and contains the producing Galoc Oil Field Development.
Gross production for 2018 averaged 3,198 bopd [2017 – 4,003 bopd].  FEPCO's share is approximately 73 bopd [2017 –91 bopd]. In 2016 the Galoc Consortium drilled the Galoc-7 well and after review of the results in light of low crude oil prices decided to temporarily suspend all activities related to this new phase III.  Efforts will be concentrated on optimizing production from existing wells to sustain profitability.
Three (3) liftings, Cargoes 59, 60, and 61, were completed in January, May, and August 2018, with 1,066,075 barrels exported to refineries in South Korea and Singapore.  The cargoes were sold at an average price of US$74.20 per barrel, which was 35% higher than the average price of US$54.97 per barrel realized in the four (4) liftings completed in 2017.

While Galoc nears the end of its economic life, it is expected that it will be profitable  over the next two to three years, albeit with the normal decline in output associated with its maturity.

Production forecasted for 2019 is approximately 970,000 barrels of oil.  Three (3) liftings are scheduled for 2019 with the first one in early January 2019.  The next two liftings will be May and September 2019.  There is a plan to install a Condensate Recovery Unit onboard Floating Production Storage and Offtake (the "FPSO") that will recover 15-20 barrels of condensate for every 1 million cubic feet of gas produced.

SC 6A Octon
SC 6A Octon covers an area of 1,080 square kilometers and contains the Octon field.

In 2017, the SC 6A Consortium headed by Philodrill carried out a reprocessing of some 508 sq. km of 3D seismic data using Pre-Stack Depth Migration ("PSDM"), which was then followed by a re-run of the quantitative QI study that was earlier undertaken on the 3D dataset using Pre-Stack Time Migration ("PSTM") processing. The QI work was completed in 1Q of 2018.

In 2018, Philodrill completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells which encountered good oil shows in the Galoc Clastic Unit (GCU) interval.  However, no tests were conducted in this interval due to operational constraints.

The forward program for the northern block will progress the mapping and understanding of the channel system in the area by doing additional attribute studies to identify and mature a drilling location in the area.

SC 6B Bonita
SC 6B Bonita covers an area of 533 square kilometers and contains the Bonita field.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a "stand-alone" basis. However, it remains prospective being near the Cadlao Field, which lies in another contract area.  In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future.  On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.  Subsequently, a seismic reprocessing program over East Cadlao and Cadlao Field will now be undertaken.

On 28 June 2018, Philodrill received DOE's approval for the assignment of Trans-Asia's relinquished participating interest in SC 6B to the remaining JV partners. As a result, Forum Energy's interest in SC 6B has increased to 8.182%.

SC 14A [Nido], SC 14B [Matinloc] & SC14B-1 [N. Matinloc]
Total production from the three fields for 2018 was 94,790 barrels (2017 - 127,755) barrels for an average of 260 bopd (2017 – 345).  The portion of production attributable to Forum Energy was 9,855 barrels (2017 – 13,283).  The Nido Field accounted for 54.59% of the total, the Matinloc Field contributed the remaining 45.41%.  Shell Philippines remained as the sole buyer for the crude.  In 2017, most of the production came from the Matinloc Field [53.7%] and Nido [44.7%].

The Nido, Matinloc, and North Matinloc fields are in late-life and cyclical production, meaning intermittent production to allow time for oil to accumulate on top of the reservoir. Aside from production performance of the well, continued production from the three fields is dependent on oil price due to the relatively high operating cost and the ability to share operating expenses.  .The previously planned permanent plugging and abandonment (P&A) of the Libro-1 and Tara South-1 wells was completed in early June 2018. The two wells had been shut-in since 1989 and 1990, respectively.  The P&A program took 41.5 days to complete, including mobilization and demobilization from Labuan to Malaysia.

The joint venture plans to P&A the remaining nine (9) wells at the Nido, Matinloc and North Matinloc Fields within the second quarter of 2019.  These fields have already reached their end of life, having been in production since the late 70's-early 80's. The P&A operation will start in April 2019 and is expected to last for 54 days.

SC14C-2 West Linapacan
Block C-2 has an area of 176.5 square kilomters and contains the West Linapacan structures.

In 2018, the joint venture headed by Philodrill completed mapping and interpretation work on the reprocessed PSDM data by DUG in 2014. The study focused on the West Linapacan "B" structure, which was drilled in 1991.  The JV is studying options to develop the field.

For 2019, Philodrill is planning to conduct QI using the reprocessed 3D data and data from previous West Linapacan A and B wells.

Other sub-blocks in SC6 and SC14
Forum Energy will continue to participate in these sub-blocks which are mostly in the exploration phase.
Forum Energy Objectives and Strategy
The core objective of Forum Energy is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.
Forum Energy plans to achieve this by:
•	Development of SC72
•	Continued participation in Galoc
•	Continued review of exploration blocks to identify potential drilling targets
•	Continued review of administrative expenses

Risk factors specific to Forum Energy
We are exposed to certain risk factors which are specific to our investment in Forum Energy.  These include the following:
•
Forum Energy's cash inflows are dependent on the Galoc Field production and the economic life of this field is expected to end in 2021.  Forum Energy's operations do not generate sufficient cash to fund new exploration work; so in the event Forum Energy issued new capital to fund these costs, our interest in Forum Energy will be diluted.

•	Forum Energy is a closely held private company and there is a limited population of potential buyers for our relatively small interest in Forum Energy.
•
Forum Energy's interest in its main asset SC72 could be diluted depending on the agreement reached, if any, between the Philippine and Chinese governments concerning the maritime dispute in the West Philippine Sea.

•	Further exploration work has to be completed on SC72 and SC40 to confirm the value of the resources within these properties.
•
In March 2017 Forum Energy, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million.  The balance outstanding at the end of 2017 was approximately US$5.5 million.  The loan facility has a term of three years and bears interest at LIBOR + 3.5% per annum.  There is no certainty that this loan facility will be renewed, in which case Forum Energy may issue new shares to settle this amount outstanding. Terms of the loan agreement do not include any right for PXP to convert an unpaid amount into new shares of Forum Energy.

For further details regarding Forum Energy, see its 2017 financial statement package at https://beta.companieshouse.gov.uk/company/05411224/filing- history
Please note that Forum Energy is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the Forum Energy financial statement package for 2018 is not expected to be available until Q3 of 2018.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are  different from US GAAP (refer to the Auditors' Reports dated March 29, 2019 and March 29, 2017).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company's cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2018, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2018 versus December 31, 2017

Our accounts show a loss for the year ended December, 2018 of $(217,665) or $0.00 per share, versus income  of  $1,803,036 for the same period in 2017.  The difference was because of the $1,965,000 unrealized gain on the reclassification of Forum Energy shares as a result of our loss of significant influence.  Prior to the dilution, we accounted for our investment in Forum Energy using the equity method; following the loss of significant influence this investment is now classified as available for sale and is measured at fair value.
General and Administration expense were $222,326 for the year ended December 31, 2018 versus $166,263 for the same period in 2017.  Overall expenses were higher than those experienced in the previous year due to an increase in professional fees,  listing and filing fees and travel.  Professional fees were $44,836 for the year ended December 31, 2018 versus $10,641 for the same period in the previous year due to costs resulting from a shareholder complaint.  It is anticipated that professional fees will continue to be significantly higher for the coming quarters.  Listing and filing fees were $31,201 for the year ended December 31, 2018 versus $10,873 for the same period in the previous year.  The increase was due to the fees associated with the application for the removal of the cease trade order against the Company in Alberta and British Columbia.  For the year ended December 31, 2017, the Company was also able to negotiate a reduction in the audit fee for the previous year and received a credit.  For the year ended December 31, 2018 travel expense was $8,691 versus $Nil for the year ended December, 2017.  The increase was due to the costs associated with travel for the Company's annual general meeting.  For the year ended December 31, 2018 foreign exchange loss was $22 versus a loss  of $10,393 for the year ended December 31, 2017.

Fiscal year ended December 31, 2017 versus December 31, 2016

Our accounts show income for the year ended December, 2017 of $1,803,036 or $0.00 per share, versus a loss of  $249,569 for the same period in 2016.  The difference was because of the $1,965,000 unrealized gain on the reclassification of Forum Energy shares as a result of our loss of significant influence.  Prior to the dilution, we accounted for our investment in Forum Energy using the equity method; following the loss of significant influence this investment is now classified as available for sale and is measured at fair value.
General and Administration expense were $166,263 for the year ended December 31, 2017 versus $214,571 for the same period in restated 2016.  Overall expenses were lower than those experienced in the previous year due to cost cutting measures.  For the year ended December 31, 2017 foreign exchange loss was $10,393 versus a gain of $9,719 for the year ended December 31, 2016.
Balance Sheet

Our current assets were $237,591 at December 31, 2018 versus $433,253 for the year ended December 31, 2017. The difference is mainly a result of the higher cash balance on December 31, 2017. Our  investment in Forum Energy was reflected at a carrying value of $1,665,000 in the financial statements as at December 31, 2018 and December 31, 2017.  Our assets reflect our investment in  Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,665,000 or US$0.30 per share based on the most recent arms' length financing completed by Forum Energy.

Liquidity and Capital Resources

Our working capital position at December 31, 2018 was $181,769 versus working capital of $399,308 at December 31, 2017 and shareholders' equity was $1,902,883 at December 31, 2018 (December 31, 2017 $2,098,671).

Cash used in operating activities for the year ended December 31, 2018 was $196,157 versus $187,013 for the same period in 2017 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $300,000 for the year ended December 31, 2017 verus $Nil for the year ended December 31, 2018.  The difference was the result of the proceeds received from the sale of 1,000,000 Forum Energy shares during the year ended December 31, 2017.

Cash provided by investing activities for the year ended December 31, 2017 and December 31, 2016 was $Nil

Capital Resources

We currently own 6.80% of Forum Energy.. If Forum Energy is required to raise additional funds through equity issuances then we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

We anticipate that we will require additional funds for working capital for the next twelve months from the date of this filing and we are evaluating options in order to raise the additional funds.  If we are unable to raise additional funds there is significant doubt that we will be able to continue as a going concern.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None
Critical Accounting Policies and Estimates
Basis of preparation and accounting policies
The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IAS's"), and interpretations issued by the IFRS Interpretations Committee ("IFRIC's") and the former Standing Interpretations Committee ("SIC's"). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2018.
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

We determined that, despite having our ownership of Forum Energy reduced to 18.42% of the outstanding shares of Forum Energy by way of a sale of a portion of our shareholdings during the year ended December 31, 2016, we still maintained significant influence over the operations of Forum Energy by virtue of our CEO and CFO holding a seat on the board of FEP as well being the Finance Director of Forum Energy.  In 2017, we determined we no longer had significant influence by virtue of our shareholding being reduced to 6.80% by year end.

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

Recent  Accounting Related Pronouncements

New and amended IFRS standards that are effective for the current year

Financial Instruments

On January, 1 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the retrospective approach outlined in the standard. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of the Company's financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to IAS 39:

(i) IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.  The change did not impact the carrying amounts of any of the Company's financial assets on the transition date.  The Company designated its equity securities such as its investment in FEP as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition.  As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net (loss) earnings in the Consolidated Statements of Comprehensive (Loss) Income. Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in prior year comparatives.

(ii) The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of the Company's financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will or may have an effect on the Company's future results and financial position

IFRS 16 Leases

IFRS 16, Leases ("IFRS 16") will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases,  The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value.  The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted if IFRS 15, has also been applied.  The Company does not have any lease agreements and the adoption of this standard will not impact  its financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 Uncertainty over income tax treatments issued by the IASB in June 2017, provides guidance as to when it is appropriate to recognize a current tax asset when the taxation authority requires an entity to make an immediate payment related to an amount in dispute. This interpretation applies for annual reporting periods beginning on or after January 1, 2019.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1) (2)	68	Director since November 2012, President and CEO since August 2015 and CFO since June 2015.
Claro Ramirez (1)	58	Director since October 2011
Lyle Brown (1) (3)	65	Director since October 2013
(1)	Member of Audit Committee in 2018.
(2)	Member of Compensation Committee in 2018
(3)	Member of the Corporate Governance Committee in 2018
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

Mr. Claro Ramirez

Mr. Ramirez is a resident of Richmond, British Columbia, Canada and served as Senior Vice President of Philippine Long Distance Telephone Company ("PLDT") until 2014 and President of First Coconut Manufacturing Inc, from 2014 to May 2018.

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

No funds were set aside or accrued by us during the year ending December 31, 2018 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2018 and 2017 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2018

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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2018 and none were issued or exercised in 2018 or 2017.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2018 Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2019 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2018 were Paul Wallace, Lyle Brown and Claro Ramirez.  Members of our Compensation Committee for 2019 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2018 were Claro Ramirez and Lyle Brown.  Members of our Corporate Governance Committee for 2019 will  be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2018, we had no employees.

E.  Share Ownership

The following table lists as of February 18, 2019, the share ownership of our directors and executive officers.

The following table sets forth certain information as of February 18, 2019 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, 1500, 222 3rd Avenue S.W., Calgary, Alberta, T2P 0B4 .  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on February 18, 2019 was 409,143,765.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by PXP.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of February 18, 2019 according to the information available to us

Name	Number of Shares Owned	Percent of Class
PXP Energy Corporation *	225,000,000	54.99
CDS&Co**	43,002,051	10.51
CEDE & Co**	38,775,175	9.48
Asian Coast International	62,740,000	16.56

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

As at February 18, 2018, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On February 18, 2018, the shareholders' list showed 590 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 47,237,571 representing 11.55% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 521.

B.  Related Party Transactions

During the year ended December 31, 2018 general and administrative expenses included key management personnel compensation totaling $48,000 (2017: $48,000; 2016: $48,000).

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

The table below lists the high/low bid/ask prices on OTC.BB/Pink Sheets for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB/Pink Sheets Stock Annual Price History - Common Shares
(US Dollars)

Year Ended	High	Low
12/31/18	$0.05	$0.00
12/31/17	$0.02	$0.00
12/31/16	$0.01	$0.00
12/31/15	$0.01	$0.00
12/31/14	$0.02	$0.00

The table below lists the volume of trading and high/low bid/ask prices on Pink Sheets for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.

Pinks Sheets Stock Trading Activity - Common Shares
(US Dollars)

Quarter Ended	Volume	High	Low
12/31/18	7,849,233	$0.02	$0.01
9/30/18	3,777,114	$0.02	$0.01
6/30/18	26,833,298	$0.05	$0.01
3/31/18	15,372,734	$0.02	$0.00
12/31/17	2,981,775	$0.01	$0.00
9/30/17	7,899,222	$0.01	$0.00
6/30/17	889,320	$0.01	$0.00
3/31/17	4,104,943	$0.02	$0.00

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the Pink Sheets.

Pink Sheets Stock Monthly Price History - Common Shares
(US Dollars)

Month Ended	High	Low	Volume
1/31/19	$0.02	0.01	2,601,942
12/31/18	$0.02	0.01	903,842
11/30/18	$0.02	0.01	5,119,911
10/30/18	$0.02	0.01	1,825,480
9/30/18	$0.02	$0.01	2,211,949
8/30/18	$0.02	$0.01	1,025,817

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On February 18, 2018, the shareholders' list showed 590 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 47,237,571 representing 11.55% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 521.

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

F.  Dividends and Paying Agents

Not applicable

G.  Summary By Experts

Not applicable

H.  Documents on Display

The documents concerning us which are referred to in this Annual Report are either annexed hereto as exhibits (see Item 19) or may be inspected at our principal executive offices in North Sydney, Australia.

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
As of December 31, 2018, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company's management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company's Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2018 and communicated the matters to our management and board of directors.
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
Changes in Internal Control over financial reporting
During the year ended December 31, 2018, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.
ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls and the performance of our auditors.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2018 were Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2019 will  be appointed following our Annual and General Meeting of Shareholders.

Our Board has determined that it has at least one (1) financial expert serving on its Audit Committee.  This individual is Lyle Brown.  Mr. Brown is a Chartered Professional  Accountant and  Partner of Culver & Co., an accounting firm. Mr. Brown has significant experience in the review of financial statements and related information.

Mr. Brown would be regarded as independent.

ITEM 16 B. CODE OF ETHICS.

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

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2018, an amount of $11,990 was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP ("DMCL").  For 2017, DMCL charged total audit fees of $13,451 and BDO Canada LLP ("BDO") charged $3,973 for the review of our 20-F.

Audit Related Fees

We did not incur any audit related fees in either of the two fiscal years for assurance and related services by DMCL that are related to the performance of an audit or review of our financial statements.

Tax Fees

We did not incur any fees in either of the last two fiscal years for professional services rendered by DMCL for tax compliance, tax advise and tax planning.

All other fees

We did not incur any other fees in either of the last two fiscal years for products and services provided by DMCL, other than the services reported above under this Item 16C.
ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE
 Not Applicable.

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 Not Applicable.

ITEM 16 F.  CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16 G.  Corporate Governance
Not Applicable.

ITEM 16 H.  Mine Safety Disclosure

 Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

We report under Item# 18.

ITEM 18.  FINANCIAL STATEMENTS.

The Auditors' Report, financial statements and notes thereto, schedules thereto, as required under Item 18 are found immediately below.

     Financial Statements:

Report of Auditors, dated March 29, 2019 and March 29,2017
Balance Sheets at December 31, 2018 and December 31, 2017
Statements of Loss and Deficit for the three Years ended December 31, 2018, December 31, 2017, and December 31, 2016.
Statements of Cash Flows for the three Years ended December 31, 2018, December 31, 2017, and December 31, 2016
Notes to the Consolidated Financial Statements

FEC RESOURCES INC.
Financial Statements

For the year ended December 31, 2018
(Expressed in United States dollars)

 Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of FEC Resources Inc.

Opinion on the Financial Statements
We have audited the accompanying statements of financial position of FEC Resources Inc. (the "Company") as of December 31, 2018 and 2017, the related statements of comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has disclosed certain conditions that raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in this regard are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company's auditor since 2017.
Vancouver, Canada
March 29, 2019

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm
To the shareholders of FEC Resources Inc.

We have audited the accompanying financial statements of FEC Resources Inc., which comprise the statements of comprehensive income (loss), changes in equity and cash flows for the year ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the financial statements present fairly, in all material respects, its financial performance and its cash flows for the year ended December 31, 2016, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

FEC RESOURCES INC.
Statements of Financial Position
Expressed in United States Dollars

	December 31 2018	December 31 2017
ASSETS

Current assets
Cash (Note 6)	$228,991	$425,148
Receivables	2,045	960
Prepaid expenses	6,555	7,145
	237,591	433,253

Non-current assets
Equipment (Note 7)	292	418
Investment in Forum Energy Limited (Note 8)	1,665,000	1,665,000
	$1,902,883	$2,098,671

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Trade and accrued payables	$55,822	$33,945
	55,822	33,945

Shareholders' Equity
Share capital (Note 9)	16,732,397	16,732,397
Contributed surplus (Note 9)	3,058,063	3,058,063
Deficit	(17,943,399)	(17,725,734)
	1,847,061	2,064,726
	$1,902,883	$2,098,671

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

"Paul Wallace"                      "Lyle Brown"
Director           Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Expressed in United States Dollars

	Year ended December 31 2018	Year ended December 31 2017	Year ended December 31 2016

General and administrative expenses
General and administration (Notes 10 and 11)	$232,326	$166,263	$214,571
Operating loss	(222,326)	(166,263)	(214,571)

Gain on reclassification of the investment in Forum Energy Limited (Note 8)	-	1,965,000	-
Cancellation of Indexa shares (Note 9)	-	-	(36,000)
Interest income	4,661	4,299	1,002
Net and Comprehensive income (loss)	$(217,665)	$1,803,036	$(249,569)

Earnings (loss) per common share
- Basic and diluted	$(0.00)	$0.00	$(0.00)

Weighted average number of shares outstanding, basic and diluted	409,143,765	409,143,765	411,274,913

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CHANGES IN EQUITY
Expressed in United States Dollars
For the years ended December 31, 2018, 2017 and 2016

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2018	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726
Total comprehensive loss for the year	-	-	(217,665)	(217,665)
Balance December 31, 2018	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2017	$16,732,397	$3,058,063	$(19,528,770)	$261,690
Total comprehensive income for the year	-	-	1,803,036	1,803,036
Balance December 31, 2017	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726

	Share capital	Contributed surplus	Deficit	Total
Balance January 1, 2016	$16,732,397	$3,058,063	$(19,279,201)	$511,259
Total comprehensive loss for the year	-	-	(249,569)	(249,569)
Balance December 31, 2016	$16,732,397	$3,058,063	$(19,528,770)	$261,690

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed in United States Dollars
	Year ended December 31 2018	Year ended December 31 2017	Year ended December 31 2016

Cash used in
OPERATING ACTIVITIES
Net income (loss) for the year	$(217,665)	$1,803,036	$(249,569)

Non-cash items included in net income (loss)
Amortization	126	178	256
Gain on reclassification of the investment in Forum Energy Limited	-	(1,965,000)	-
	(217,539)	(161,786)	(249,313)
Changes in working capital related to operating activities
Receivables	(1,085)	(81)	286
Prepaid expenses	590	(455)	(213)
Trade and accrued payables	21,877	(24,691)	(2,323)
Net cash used in operating activities	(196,157)	(187,013)	(251,563)

INVESTING ACTIVITY
Proceeds from sale of Forum Energy Limited shares	-	300,000	-
Net cash provided by financing activity	-	300,000	-

Net increase (decrease) in cash	(196,157)	112,987	(251,563)
Cash – beginning of the year	425,148	312,161	563,724
Cash – end of the year	$228,991	$425,148	$312,161

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 1 Corporate Information

FEC Resources Inc. ("FEC" or the "Company") was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited ("FEP").  The Company is listed in the United States on the OTC Pink ("OTC Pink"), having the symbol FECOF.

At December 31, 2018, the Company has a 6.8% interest in FEP. (Note 8).

The principal address of the Company is 5th Floor, 40 Mount Street, North Sydney, Australia, NSW 2060. The Company's ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) ("PXP") with a registered office at 27 Brixton Street, Barangay Kapitolyo, Pasig City, Metro Manila, Philippines 1603.

Note 2 Basis of Preparation and Going Concern

a)	Statement of Compliance

These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The financial statements were authorized for issue by the Board of Directors on March 28, 2019, 2019.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)
Note 2 Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEP, the Company's business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEP's stage of operations and the foreign jurisdiction in which it or FEP may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.  The Company has an accumulated deficit since inception of $17,943,399.
Management considers that the current economic environment is difficult and the outlook for holding companies invested in oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEP to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEP in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEP under suitable terms.  Currently management has no plans to sell any additional FEP shares.

Since the delisting of FEP from the London Stock Exchange, there is no liquidity via a public market for the FEP shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEP and also reliant on information permitted for release through a common director, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of its FEP shares.  Management is looking at all options which may include raising funds to operate and participate in future FEP financings and this may be done by way of debt or equity financings.  Given the current share price of the Company, any financings may be extremely dilutive.

Management has concluded that the combination of these circumstances casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 3 Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

a) Equipment

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

b)	Foreign Currency Translation

The functional and presentation currency of the Company is the US dollar. Accordingly, foreign currency transactions and balances are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar ("foreign currencies") are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are principally translated using daily exchange rates, except for depreciation and depletion which is translated at historical exchange rates. Foreign exchange gains and losses are recognized in net (loss) earnings and presented in the statements of Comprehensive Income (Loss) in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the statements of cash flows.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 3 Summary of Significant Accounting Policies (continued)

c)	Income Taxes

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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2018, December 31, 2017 and December 31, 2016.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e)	Financial Instruments
The Company measures financial instruments at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 3 Summary of Significant Accounting Policies (continued)
e)	Financial Instruments (continued)
The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
●  Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities
●  Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
●  Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of the reporting date.

Financial Assets

Measurement – initial recognition
Financial assets and financial liabilities are recognized in the Company's statement of financial position when the Company becomes a party to the contractual provisions of the instrument.  On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss ("FVTPL"). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.
Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classification of financial assets
Amortized cost:
Financial assets that meet the following conditions are measured subsequently at amortized cost:
(i)	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

(ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 3 Summary of Significant Accounting Policies (continued)

e)	Financial Instruments (continued)

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method. Interest income is recognized in Other (Expense) Income, net in the statements of comprehensive income (loss).
The Company's financial assets at amortized cost consists of cash.
Fair value through other comprehensive income ("FVTOCI"):
Financial assets that meet the following conditions are measured at FVTOCI:
(i)	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
(ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company's financial assets at FVTOCI include its investment in FEP (Note 8).
Equity instruments designated as FVTOCI:
On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.
The Company has designated all investments in equity instruments that are not held for trading as FVTOCI.
Financial assets measured subsequently at fair value through profit or loss ("FVTPL"):
By default, all other financial assets are measured subsequently at FVTPL.
The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.
Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship.  The Company's financial assets at FVTPL include its account receivable arising from goods and services tax credits.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 3 Summary of Significant Accounting Policies (continued)

e)	Financial Instruments (continued)

Financial liabilities and equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.
Classification of financial liabilities
Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.
Impairment of Financial Assets

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)
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

Note 4 Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards ("IAS's"), and interpretations issued by the IFRS Interpretations Committee ("IFRIC's") and the former Standing Interpretations Committee ("SIC's"). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2018.

New and amended IFRS standards that are effective for the current year

Financial Instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement ("IAS 39"). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the retrospective approach outlined in the standard. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of the Company's financial instruments at the transition date.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 4 Standards, Amendments and Interpretations (continued)

Financial Instruments (continued)

The following summarizes the significant changes in IFRS 9 compared to IAS 39:

(i)
IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.  The change did not impact the carrying amounts of any of the Company's financial assets on the transition date.  The Company designated its equity securities such as its investment in FEP as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition.  As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net income (loss) in the statements of comprehensive income (loss) Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in prior year comparatives.

(ii)
The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had no impact on the carrying amounts of the Company's financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements may have an effect on the Company's future results and financial position:

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

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 Uncertainty over income tax treatments issued by the IASB in June 2017, provides guidance as to when it is appropriate to recognize a current tax asset when the taxation authority requires an entity to make an immediate payment related to an amount in dispute. This interpretation applies for annual reporting periods beginning on or after January 1, 2019.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

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

The determination of the fair value of the Company's investment in FEP is a significant accounting estimate (Note 8).

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 7 Equipment

Computer Equipment	December 31 2018	December 31 2017	December 31 2016
Cost
Opening Cost	$15,543	$15,543	$15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,125)	$(14,947)	$(14,691)
Charge for the year	(126)	(178)	(256)
Ending Accumulated Depreciation	(15,251)	(15,125)	(14,947)

Carrying Value	$292	$418	$596

Note 8 Investment in Forum Energy Limited ("FEP")

i)	Investment in FEP

The investment in FEP is summarized as follows:
	Number of shares held	Amount

Balance, December 31, 2016	6,550,200	$-
Gain on dilution of investment	-	1,965,000
Disposition	(1,000,000)	(300,000)

Balance December 31, 2017 and 2018	5,550,200	$1,665,000

As at December 31, 2018, the Company's interest in FEP was 6.80% (2017 – 6.80%).

On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy Limited ("FEP") from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at $0.30 per share.  At the same date a third party purchased 6,666,667 newly issued FEP shares at a price of $0.30 per share for a total cash payment of US$2,000,000. These two transactions resulted in the dilution of the Company's interest in FEP from 18.42% to 8.03%.

As a result of this dilution the Company ceased to exercise significant influence over FEP and accordingly accounted for the investment on a cost basis as opposed to an equity basis. As a consequence of this change in accounting, the Company recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income (loss).

On December 6, 2017 the Company sold 1,000,000 FEP shares to its parent company, PXP, for $0.30 per share.  As a result of the sale of the shares, the Company's interest in FEP was reduced to 6.80%. This financial asset is classified as FVOCI with the carrying value measured as the fair value of the shares on a recurring basis.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 8 Investment in Forum Energy Limited ("FEP") (continued)

FEP's assets consist of interests in various petroleum service contracts (SC) in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On March 2, 2015, the Philippine Department of Energy ("DOE") granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notifies FEP that it re-commence exploration.
Determination of fair value

The investment in FEP represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices. The Company has classified its investment in FEP as Level 3 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEP, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEP, management considered the fair value of $1,665,000 previously recorded under IAS 32 – Financial Instruments to be indicative of the fair value of the investment in FEP upon the adoption of IFRS 9 as there have been no changes in the circumstances that would change management's assessment of fair value.

There were no transfers between level 3 and the other levels in the hierarchy during 2018 or 2017.

Note 9 Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance, December 31, 2017 and December 31, 2018	409,143,765	$16,732,397

No preferred shares have been issued.

b)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company's statements of financial position include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company's change in deficit from income and losses from period to period.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 9 Share Capital (continued)

c)	Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Company's stock on the date of the grant and an option's maximum term is five years.  The options vest immediately. There were no stock options outstanding on December 31, 2018 or December 31, 2017 and none were issued between January 1, 2016 and December 31, 2018.

Note 10              Related Party Transactions and Balances

During the year ended December 31, 2018, general and administrative expenses included key management personnel compensation totaling $48,000 (2017: $48,000; 2016: $48,000).

Note 11 General and administrative expenses

	December 31, 2018	December 31, 2017	December 31, 2016
Professional fees	$44,836	$10,641	$64,681
Bank charges	3,567	3,283	3,324
Listing and filing fees	31,201	10,873	18,105
Office and miscellaneous	25,883	22,895	29,924
Consulting (Note 10)	108,000	108,000	108,000
Amortization (Note 7)	126	178	256
Travel	8,691	-	-
Foreign exchange	22	10,393	(9,719)
	$222,326	$166,263	$214,571

Note 12                  Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Income (loss) before income taxes	$(217,665)	$1,803,036	$(249,569)
Tax expense (recovery) based on statutory rate of 27.0% (2017: 27.0%, 2016: 27.0%)	(59,000)	487,000	(67,000)
Non-deductible expenditures and non-taxable revenues	-	(265,000)	-
Foreign currency adjustment on non-monetary items	-	(55,000)	(256,000)
Expiry of loss carry forward	-	-	333,000
Adjustment to prior years provision versus statutory tax return	-	(567,000)	-
Other	1,000	-	-
	(58,000)	(400,000)	10,000
Changes in unrecognized deferred tax assets	58,000	400,000	(10,000)
Total income tax expense	$-	$-	$-

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

Note 12 Income Taxes (continued)

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2018 and 2017 are summarized as follows:

	December 31, 2018	December 31, 2017

Allowable capital losses	$468,000	$410,000
Non-capital losses	1,619,000	1,560,000
Capital assets and other	1,000	2,000
Investments	858,000	916,000
Unrecognized deferred tax assets	(2,946,000)	(2,888,000)
	$-	$-

As at December 31, 2018, the Company had estimated non-capital losses for Canadian tax purposes of $5,996,000 that expire between 2026 to 2038 which may be carried forward to offset future years' taxable income.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)
Note 13 Financial Instruments and Risk Management (continued)

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company's cash is kept in U.S. dollars.  As at December 31, 2018, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2018, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositor's insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company's cash deposit $228,991 (2017: $425,148).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its growth plans. At December 31, 2018, the Company's accounts payable and accrued liabilities were $55,822, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2018
(Expressed in United States Dollars)

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

As at December 31, 2018, the company had no externally imposed capital requirements nor were there any changes in the company's approach to capital management during the year.

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

FEC Resources Inc.

Date: March 29, 2019	By:	/s/Paul Wallace
Paul Wallace
President and Chief Executive Officer