Form 20-F
period 2019-12-31
FEC Resources Inc.
filed 2020-03-31
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR
☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR
☐         SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________

Commission file number: 000-17729

FEC RESOURCES INC.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 2300, Bentall 5, 550 Burrard Street,
Vancouver, BC, V6C 2B5
 (Address of principal executive offices)

Paul Wallace, +61447296715,
Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Stock, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
409,143,765 shares of Common Stock as of December 31, 2019

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes    ☒No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐   No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ◻
 † The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Not Applicable

FEC RESOURCES, INC.
FORM 20-F
ANNUAL REPORT FISCAL YEAR 2019

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Annual Report”) contains forward-looking statements regarding future events and the future results of FEC Resources that are based on management’s current expectations, estimates, projections and assumptions about our business. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “sees,” “estimates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including, but not limited to, those discussed in "Operating and Financial Review and Prospects" and elsewhere in this Annual Report as well as those discussed from time to time in our other Securities & Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions. Such forward-looking statements speak only as of the date of this filing or, in the case of any document incorporated by reference, the date of that document, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this filing. If we update or correct one or more forward-looking statements, investors and others should not conclude that we will make additional updates or corrections with respect to other forward-looking statements.

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

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar
Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar
	Average	High	Low	Close
Fiscal Year Ended 12/31/19	1.33	1.36	1.30	1.30
Fiscal Year Ended 12/31/18	1.30	1.36	1.23	1.36
Fiscal Year Ended 12/31/17	1.30	1.37	1.21	1.25
Fiscal Year Ended 12/31/16	1.32	1.46	1.25	1.34
Fiscal Year Ended 12/31/15	1.28	1.40	1.17	1.38

The current closing rate of exchange was 1.41 on March 26, 2020.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	9/19	10/19	11/19	12/19	01/20	02/20
High	1.33	1.33	1.33	1.33	1.32	1.34
Low	1.32	1.31	1.31	1.30	1.30	1.32

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015.  The information presented below for the five year period ended December 31, 2019, 2018, 2017, 2016 and 2015 is derived from our audited financial statements.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/19 (‘000) - except per share data	Year Ended 12/31/18 (‘000) - except per share data	Year Ended 12/31/17 (‘000) - except per share data	Year Ended 12/31/16 (‘000) - except per share data	Year Ended 12/31/15 (‘000) - except per share data
Revenue	$-	$-	$-	$-	$-
Net (Loss) Income	$(212)	$(218)	$1,803	$(250)	$341
Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	409,144	409,144	409,144	411,275	439,144
Working Capital	$(70)	$182	$399	$261	$510
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders’ Equity	$1,635	$1,847	$2,065	$262	$511
Share Capital	$16,732	$16,732	$16,732	$16,732	$16,732
Capital Stock Shares (‘000)	409,144	409,144	409,144	409,144	439,144
Total Assets	$1,758	$1,903	$2,099	$320	$572

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

D.  Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($211,683) during the year ended December 31, 2019 (2018 –$(217,665); 2017 – $1,803,036.   Total income in 2017 included an unrealized gain of $1,965,000 on the Company’s investment in Forum Energy Limited )”Forum Energy”).  Commencing in 2017, the Company accounted for its investment in Forum Energy as a financial instrument at fair value whereas previously this investment was accounted for on the equity basis.  This change resulted from dilution of the Company’s interest in Forum Energy as described below under section 4B – Business Overview – Recent Developments..  We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $18,155,082 as at December 31, 2019.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2020.  We have no sources of revenue in the year ended December 31, 2019 and in 2018 our only source of revenue has been from the sale of the Forum Energy shares and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. As a result, we may not be able to sustain operations in the future without additional debt or equity financing.

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
The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2019, 2018 and 2017 and have no income other than that generated from interest on cash balances and the sale of FEP shares.  Our ability to continue as a “going concern” in the long term is dependent on benefiting from our investments and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

We Believe We Don’t Have Sufficient Working Capital to Support Our Business in 2020. We Will Need Additional Funds in Order to Sustain our Operations in Order to See if Our Investments Will be Successful and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2019 and 2018 were $(147,062) and $(196,157), respectively.  We have been dependent upon the proceeds of the sale of FEP shares, equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

On December 18, 2019 we announced that we were undertaking to complete a rights offering to existing shareholders to raise gross proceeds of $1,841,147.  To date only PXP, our parent company, has indicated an interest in taking up some or all of its rights.  There can be no guarantee that this rights offering will be successful or that enough funds will be raised to sustain operations.

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

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 55% of our outstanding stock and this percentage may be increased as a result of our rights offering.

Specifically,  PXP Energy Corporation (“PXP”) (formerly Philex Petroleum Corporation) may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

As of the filing date of this Annual Report, based on the information available to us, PXP beneficially owned 225 million Common Shares which represents approximately 54.99% of the total number of our Common Shares issued and outstanding; If no other security holders participate in the Rights Offering and assuming PXP took up all of its Rights then upon the closing of the Rights Offering, PXP would own approximately 78.57% of our Common Shares.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  .We currently hold 6.80% of the issued and outstanding capital of Forum Energy.

We are engaged in investment  into companies in the natural resource sector.

Our head office is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5.

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, we will rely upon issuance of new shares or debt  to fund ongoing operations.
Recent Developments

A final hearing on the merits and remaining issues of jurisdiction and admissibility was held from November 24-30, 2015 in The Hague regarding the area covered by Forum Energy’s 70% interest in Service Contract 72 Reed Bank.   On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.
A Memorandum of Understanding on Cooperation on Oil and Gas Development between the Government of the Republic of the Philippines and the Government of the People’s Republic of China and dated November 20, 2018 (the “MOU”) was signed. The MOU states that the aforesaid governments
"…have decided to negotiate on an expedited basis arrangements to facilitate oil and gas exploration and exploitation in relevant maritime areas consistent with applicable rules of international law (hereinafter referred to as “the cooperation arrangements”)… The two governments will endeavour to agree on the cooperation agreements within twelve (12) months of this Memorandum of Understanding… This Memorandum of Understanding, and all discussions, negotiations and activities of the two governments or their authorized enterprises under or pursuant to this Memorandum of Understanding, will be without prejudice to the respective legal positions of both governments. This Memorandum of Understanding does not create rights or obligations under international or domestic law."
The situation regarding SC72 remains unchanged and that the force majeure with respect to exploration of SC 72 remains in place.

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Standing Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippines Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the MOU, the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical and commercial aspects of cooperation on certain areas in the West Philippine Sea. China has appointed China National Offshore Oil Corporation (“CNOOC”) as representative to the Working Group(s). Forum Energy will be the representative to the Working Group that will be created for SC 72.

The Philippines

We are currently a holding company with an interest in Forum Energy, in which we own a 6.80% equity interest, owns the oil and gas rights over an 8,800 square-kilometer block located in the West Philippine Sea. In addition, Forum Energy holds interests in various other concessions located in the Philippines. This block is subject to a dispute between The Republic of the Philippines and the People’s Republic of China.

Forum Energy Plc. (“FEP”)/Forum Energy Limited (“Forum Energy”)

We currently own 6.80% of Forum Energy. Forum Energy was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.  Forum Energy is a private company, which has participating interests in 11 oil and gas blocks in the Philippines through various subsidiaries.  Forum Energy’s subsidiaries are Forum Energy Philippines Corporation (“FEPCO”), Forum (GSEC101) Limited and 66.67% owned Forum Exploration Inc. (“FE”).

Forum Energy and ourselves are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates.

On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy from 48.8% to 69.5% through a debt conversion involving the issuance of 39,350,920 Forum Energy shares at a decreased price of US$0.30 per share.  On the same day, an independent third party purchased 6,666,667 newly issued Forum Energy shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  We did not participate in this financing transaction.  These two transactions resulted in the dilution of our interest in Forum Energy from 18.42% to 8.03%.  As a result of this dilution, the Company’s investment in Forum Energy ceased to be an equity investment.  As a result of the loss of significant influence, we recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017 we sold 1,000,000 Forum Energy shares to our parent company, PXP, for $0.30 per share.  As a result of the sale of the shares our interest in Forum Energy was reduced to 6.80%.

The following information related to PXP or Forum Energy has been provided to us by PXP or Forum Energy, as we do not have direct knowledge of such information.

PXP holds a 78.98% controlling interest in Forum Energy, with 72.18% held directly and 6.80% held indirectly through its 54.99% shareholding of the Company.  Forum Energy is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 2.27% interest in the producing Galoc field, held through FEPCO; and (c) a 100% operating interest in SC 40 North Cebu held through FEPCO’s 66.67%-held subsidiary FE.

A summary of Forum Energy’s interests are as follows:

SC Block	% interest	Currently Producing
SC72 Recto Bank	70%	No
SC40 North Cebu	66.67%	No
SC14C-1 Galoc	2.27%	Yes
SC6A Octon	5.56%	No
SC6B Bonita	8.18%	No
SC14A Nido	8.46%	No*
SC14B Matinloc	12.40%	No*
SC14B-1 N. Matinloc	19.46%	No
SC14C-2 W. Linapacan	9.10%	No
SC14D Retention Area	8.16%	No
SC14 Tara	10%	No
*Ceased production on 01 April 2019.

Following is a brief description of the properties of Forum Energy together with production details where appropriate.

SC 72 Recto Bank

Forum Energy’s principal asset is a 70% participating interest in SC 72 (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC101”)), a petroleum license located in the Recto Bank offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with Forum Energy with respect to SC 72.

On February 15, 2010, the GSEC 101 licence was converted to Service Contract 72 and Forum Energy immediately conducted geological and geophysical works to further evaluate the block and to fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, Forum Energy acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita field (the “Sampaguita 3D”).

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (in 2012) and Cosine, Ltd. (in 2015). In 2015, Arex Energy produced a report on the North Bank area and estimated the prospective resources to be significant enough to continue with exploration of the concession.

SC 72 has been under Force Majeure (“FM”) since 15 December 2014 due to the West Philippine Sea maritime dispute between the Republic of the Philippines and China.  Forum Energy will have 20 months upon lifting of the FM to drill two commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that until an agreement has been reached as anticipated under the Memorandum of Understanding (“MOU”) referred to below with a Chinese partner, Forum Energy’s share of the cost cannot be determined.

On July 12, 2016, the Permanent Court of Arbitration in The Hague ruled in favor of the Philippines against China over territorial disputes in the West Philippine Sea. Although there are ongoing discussions between the two countries, it is uncertain when or how the matter of the maritime dispute will be settled with regards to SC 72.

In October 2018, Forum Energy started the Broadband and Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019 and costs around US$490,000 including quality control supervision.  The 2019 work program and budget submitted to the Department of Energy of the Philippines (the “DOE”) includes 3D seismic reprocessing and seismic interpretation followed by a contingent geotechnical survey over the proposed well locations to be drilled upon lifting of the FM.

On November 20, 2018, the MOU was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration in the West Philippines Sea.

On December 21, 2018, Forum Energy through Forum (GSEC101) Limited, sent a formal request to the DOE to lift the FM imposed on SC 72.  A contingent revised work program and budget covering 2019-2020 was submitted at the same time which included drilling of two wells and the acquisition of seismic in the North Bank area.  As at the date of this Registration Statement, neither Forum Energy nor Forum (GSEC101) Limited have received a decision from the DOE.

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Standing Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippines Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the MOU, the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical and commercial aspects of cooperation on certain areas in the West Philippine Sea. China has appointed China National Offshore Oil Corporation (“CNOOC”) as representative to the Working Group(s). Forum Energy will be the representative to the Working Group that will be created for SC 72.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPCO’s 66.67% owned subsidiary FE.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas.  It contains the Libertad gas field and several other prospects.

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

The interpretation of the gravity data will be carried out in two stages. The first stage is a 3D inverse grid depth modeling which was undertaken by contractor Cosine Ltd. (“Cosine”). The final report for this work was submitted in late 2018. The second stage is a detailed stratigraphic 3D multi-sectional model to be done in-house by the Forum Energy technical team under Cosine’s quality control supervision. This latter stage is ongoing. The results will be correlated later with seismic data, where possible.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the producing Galoc Oil Field.

Gross production for 2018 averaged 3,198 bopd [2017 – 4,003 bopd].  FEPCO’s share is approximately 73 bopd [2017 – 91 bopd].  For the first 9 months of 2019, the average gross production was 2,039 bopd [2018 – 3,240 bopd] wherein FEPCO’s share is approximately 46 bopd [2018 – 74 bopd].

On July 12, 2018, Tamarind Galoc Pte Ltd, a subsidiary of Singapore-based Tamarind Resources, acquired Nido Petroleum’s subsidiaries Galoc Production Company WLL (GPC) and Nido Production (Galoc) Pte Ltd, giving Tamarind 55.88% equity and operatorship of the Galoc Field.

Production forecasted for 2019 is approximately 970,000 barrels of oil.  Three (3) liftings are scheduled for 2019. The first lifting was completed on January 5, 2019 with a volume of 380,512 bbls.  The second lifting was completed on June 1, 2019 with a volume of 305,697 bbls. The third and final lifting was made in November 3, 2019 with targeted volume of 307,0552 bbls.

The Consortium is determined in extending the field life and optimizing the production performance of the Galoc Field.  GPC spearheaded the fabrication of a Condensate Recovery Unit (“CRU”) that will be installed onboard the Floating Production, Storage, and Offloading (“FPSO”) tanker in 2Q 2020. The CRU  is capable of recovering 15-20 barrels of condensate for every 1 million cubic feet of gas produced, while reducing Greenhouse Gas (CO2) emissions by 20-30%.

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

The 2019 work program includes the completion of seismic attribute analysis of the North Block of SC 6A to characterize the target reservoirs and determine their distribution in terms of porosity, thickness, and lithology. Philodrill will then conduct resource analysis, including computation of reserves, and preliminary well design and cost to mature a drilling location in the area.

A potential farminee has submitted a farm-in proposal to the JV that includes the formulation of a Field Development Plan for the Octon discovery via a tieback to the Galoc Intrepid FPSO. In return for the carry up to First Oil, the farminee will earn 55.88% interest in and assume operatorship of SC 6A. Forum and PXP’s interests will be reduced to 2.45% each upon completion of the farm-in. Development of the Octon field will only be economical if tied-back to Galoc’s production facilities located just 8 km away.  A draft farm-in agreement has been prepared and currently being negotiated by the SC 6A Consortium with the farminee.

SC 6B Bonita

SC 6B Bonita covers an area of 533 square kilometers and contains the Bonita field.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies in another contract area.  In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future.  On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.

On 28 June 2018, Philodrill received DOE’s approval for the assignment of Trans-Asia’s relinquished participating interest in SC 6B to the remaining JV partners. As a result, Forum Energy’s interest in SC 6B has increased to 8.182%.

On October 17, 2019, the Farm-In Agreement (“FIA”), Deed of Assignment with transfer of operatorship from Philodrill to Manta Oil Company Ltd. (“Manta”) were approved by the DOE with the condition that Manta will be required to submit additional financial documents proving its capability to continue with the execution phase of the Cadlao Field Development before the end of the 18-month period upon approval. Cadlao has estimated Recoverable Reserves (P50) of 6.32 MMBO, while East Cadlao has estimated In-Place Prospective Reserves of 3.59 MMBO (best case).

Under the FIA, Manta will carry the JV up to First Oil to earn a 70% interest. Forum’s interest be reduced to 2.4546% upon completion of the farm-in.

SC 14A [Nido], SC 14B [Matinloc] & SC14B-1 [N. Matinloc]

Total production from the three fields for 2018 was 94,790 barrels (2017 - 125,755) for an average of 260 bopd (2017 – 345).  The portion of production attributable to Forum Energy was 9,722 barrels (2017 – 13,538).  Production in the Nido, Matinloc, and North Matinloc continued only until April 2019. From January to April 2019, the total production was 22,172 barrels [January to April 2018 – 38,671 barrels] for an average of 185 bopd [January to April 2018 – 322 bopd]. For January to April 2019, the production attributable to Forum Energy was 1,938 barrels [January to April 2018 – 4,059 barrels]. The Nido Field accounted for 93.06% of the total and the Matinloc Field contributed the remaining 6.94%.  Shell Philippines remained as the sole buyer for the crude.

In late 2018, the SC 14A and 14B joint ventures approved the plan to plug and abandon (P&A) the remaining nine (9) wells at the Nido, Matinloc, and North Matinloc Fields within the second quarter of 2019.  These fields have already reached their end of life, having been in production since the late 70’s-early 80’s.

From April to May 2019, seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully plugged and abandoned. The two remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.  The P&A of these wells will be completed in 2020.

Partial stripping of production equipment on the AW, BW, AP, and Matinloc Platforms commenced in June 2019. The Department of National Defense-Armed Forces of the Philippines (“DND-AFP”) has indicated an interest to take-over the Nido and Matinloc Platforms in  later in 2019.  Discussions are ongoing among DOE, Philodrill and DND on the details of the planned takeover.

SC14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan “A” and “B” structures.

In 2018, the JV headed by Philodrill completed mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

The SC 14C2 and SC 74 consortia have a joint Rock Physics and Quantitative Interpretation (QI) studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data.  The initial phase was carried out and completed in June 2019 by Ikon Science in Kuala Lumpur, Malaysia.  The next phase is an Inversion Study using a pilot area of at least 30 sq. km., which was completed in October 2019. The results of this phase is being reviewed by the two consortia. It will then be decided whether or not to proceed to the next and final phase, which is the inversion of the whole 3D dataset. The total project cost will be shared 50-50 by the two consortia.

Other sub-blocks in SC6 and SC14

Forum Energy will continue to participate in these sub-blocks which are mostly in the exploration phase.

Forum Energy Objectives and Strategy

The core objective of Forum Energy is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.

Forum Energy plans to achieve this by:

●	Development of SC72
●	Continued participation in Galoc
●	Continued review of exploration blocks to identify potential drilling targets
●	Continued review of administrative expenses

Risk factors specific to Forum Energy

The Company is exposed to certain risk factors which are specific to its investment in Forum Energy.  These include the following:

●
Forum Energy’s cash inflows are dependent on the Galoc Field production and the economic life of this field is expected to end in 2021.  Forum Energy’s operations do not generate sufficient cash to fund new exploration work; therefore, in the event Forum Energy issued new capital to fund these costs, the Company’s interest in Forum Energy will be diluted.

●	Forum Energy is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in Forum Energy.

●	Forum Energy’s interest in its main asset SC72 could be diluted depending on the agreement reached, if any, between the Philippine and Chinese governments concerning the maritime dispute.

●	Further exploration work has to be completed on SC72 and SC40 to confirm the value of the resources within these properties.

●
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

For further details regarding Forum Energy, see its 2018 financial statement package at https://beta.companieshouse.gov.uk/company/05411224/filing- history

Please note that Forum Energy is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the Forum Energy financial statement package for 2019 is not expected to be available until Q3 of 2020.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are  different from US GAAP (refer to the Auditors’ Report dated March 27, 2020).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2019, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2019 versus December 31, 2018

Our accounts show a loss for the year ended December, 2019 of $(211,683) or $0.00 per share, versus a loss  of  $(217,665) for the same period in 2018.  The difference was because of slightly lower overall general and administration expenses.
General and Administration expense were $213,561 for the year ended December 31, 2019 versus $222,326 for the same period in 2018.  Overall expenses were slightly lower than those experienced in the previous year.  Higher professional fees offset by reductions in listing and filing fees and office and miscellaneous costs accounted for the difference.  Professional fees were $56,773 for the year ended December 31, 2019 versus $44,836 for the same period in the previous year due to costs resulting from a shareholder complaint..  Listing and filing fees were $19,980 for the year ended December 31, 2019 versus $31,201 for the same period in the previous year.  The decrease was due to the fees associated with the application for the removal of the cease trade order against the Company in Alberta and British Columbia in 2018.  For the year ended December 31, 2019 travel expense was $Nil versus $8,691 for the year ended December, 2018.  The decrease was due to travel for the Company’s annual general meeting in 2018 that was not undertaken in 2019.  For the year ended December 31, 2019 foreign exchange loss was $3,403 versus a loss  of $22 for the year ended December 31, 2018.

Fiscal year ended December 31, 2018 versus December 31, 2017

We had a net loss for the year ended December 2018 of $(217,665) or $0.00 per share, versus income  of  $1,803,036 for the same period in 2017.  The difference was because of the $1,965,000 unrealized gain on the reclassification of Forum Energy shares as a result of our loss of significant influence.  Prior to the dilution, we accounted for our investment in Forum Energy using the equity method; following the loss of significant influence this investment is now classified as available for sale and is measured at fair value.
General and Administration expense were $222,326 for the year ended December 31, 2018 versus $166,263 for the same period in 2017.  Overall expenses were higher than those experienced in the previous year due to an increase in professional fees,  listing and filing fees and travel.  Professional fees were $44,836 for the year ended December 31, 2018 versus $10,641 for the same period in the previous year due to costs resulting from a shareholder complaint.  It is anticipated that professional fees will continue to be significantly higher for the coming quarters.  Listing and filing fees were $31,201 for the year ended December 31, 2018 versus $10,873 for the same period in the previous year.  The increase was due to the fees associated with the application for the removal of the cease trade order against the Company in Alberta and British Columbia.  For the year ended December 31, 2017, the Company was also able to negotiate a reduction in the audit fee for the previous year and received a credit.  For the year ended December 31, 2018 travel expense was $8,691 versus $Nil for the year ended December, 2017.  The increase was due to the costs associated with travel for the Company’s annual general meeting.  For the year ended December 31, 2018 foreign exchange loss was $22 versus a loss  of $10,393 for the year ended December 31, 2017.

Balance Sheet

Our current assets were $52,908 at December 31, 2019 versus $237,591 for the year ended December 31, 2018. The difference is mainly a result of the higher cash balance on December 31, 2018. Our  investment in Forum Energy was reflected at a carrying value of $1,665,000 in the financial statements as at December 31, 2019 and December 31, 2018.  Our assets reflect our investment in  Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,665,000 or US$0.30 per share based on the most recent arms’ length financing completed by Forum Energy.

Liquidity and Capital Resources

Our working capital deficit at December 31, 2019 was $69,208 versus working capital surplus of $181,769 at December 31, 2018 and shareholders’ equity was $1,635,378 at December 31, 2019 (December 31, 2018 - $1,847,061).

Cash used in operating activities for the year ended December 31, 2019 was $147,062 versus $196,157 for the same period in 2018 mainly as a result of the differences described in the results of operations above.

Cash used in financing activities was $39,381 for the year ended December 31, 2019 versus $Nil for the year ended December 31, 2018 mainly related to costs paid related to a Rights Offering transaction that is expected to complete in 2020.

Cash provided by investing activities for the year ended December 31, 2019 and December 31, 2018 was $Nil

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
We announced on December 18, 2019 that our Board of Directors approved an offering to our existing shareholders (the "Rights Offering") of transferrable rights ("Rights") to purchase up to an additional 818,287,350 common shares of the Company ("Common Shares") to raise gross proceeds of up to approximately US$1,841,147. In connection with the Rights Offering, we filed with the U.S. Securities & Exchange Commission a registration statement on Form F-1 (the "Registration Statement") and prospectus (the "Prospectus") for the issuance of the Rights, the sale of Common Shares pursuant to the Rights Offering and the resale of such Common Shares.
Once the Registration Statement relating to the Rights Offering is effective, we will distribute to each eligible holder of our Common Shares forty (40) Rights for every twenty (20) Common Shares held as of the record date (the "Record Date"), which date will be determined once the Registration Statement is deemed effective. Each Right is to entitle the holder thereof to purchase one (1) Common Share at a price of US$0.00225 per Common Share (the "subscription Price"). The Subscription Price was determined by the Directors by reference to the recent trading activity of our Common Shares. We will not issue any fractional Common Shares in the Rights Offering, and all exercises of Rights will be rounded to the nearest whole Common Share. In addition, we will not issue fractional Rights or pay cash in lieu of fractional Rights.
The Rights may be exercised at any time during the subscription period, which period will be determined once the Registration Statement is effective. The Rights will expire if they are not exercised during the Rights Offering subscription period, unless we extend the Rights Offering subscription period.
We do not know if the Rights Offering will be successful as only our parent company has expressed an interest in participating.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None
Critical Accounting Policies and Estimates
Basis of preparation and accounting policies
We have prepared our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”).. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2019.
Critical Accounting Estimates

The preparation of financial statements requires management to make certain judgments and estimates.  Changes in these judgments and estimates could have a material impact on our reported financial result and financial condition.

We make estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

The determination of the fair value of our investment in FEP is a significant accounting estimate.

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

i) Investments in Associates

We periodically or when circumstances change, reviews its investments in its associates to ascertain whether we has maintained significant influence over these investments and also, review whether there exists any evidence that the investments in associates are required to be impaired.

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

Recent  Accounting Related Pronouncements

New and amended IFRS standards that are effective for the current year

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements may have an effect on the Company’s future results and financial position:

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019. The Company does not have any lease agreements and the adoption of this standard did not impact its financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 Uncertainty over income tax treatments issued by the IASB in June 2017, provides guidance as to when it is appropriate to recognize a current tax asset when the taxation authority requires an entity to make an immediate payment related to an amount in dispute. This interpretation applies for annual reporting periods beginning on or after January 1, 2019. The adoption of IFRIC 23 did not have any impact on the Company’s financial statements.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1) (2) Claro Ramirez (1) Lyle Brown (1) (3)	68 58 66	Director since November 2012, President and CEO since August 2015 and CFO since June 2015. Director since October 2011 Director since October 2013
(1)	Member of Audit Committee in 2019.
(2)	Member of Compensation Committee in 2019
(3)	Member of the Corporate Governance Committee in 2019
Information About our Directors and Officers

Mr. Paul Wallace Chairman, President, Chief Executive Officer, and Chief Financial Officer

Mr. Paul Frederick Wallace is a Chartered Professional Accountant and member of the CPA Canada.  He was appointed as the Chief Financial Officer of Hong Kong based First Pacific Company Limited from 1995 to 1997 between 2003 and 2004 and between 2014 and 2015.  He was appointed Group Finance Director to the Sanctuary Group plc between 2005 and 2008. Mr. Wallace was Chief Executive Officer of Blue Ocean Wireless Limited between 2009 and 2011, and a Non-Executive Director of JPMorgan Global Emerging Markets Income Trust Plc between 2010 and 2015.  From March 2015 through April 2019, he was the Finance Director of Forum Energy, a Director of Pitkin Petroleum and Head of Finance of Goodman Fielder Pty Limited.

Mr. Claro Ramirez

Mr. Ramirez is a resident of Richmond, British Columbia, Canada and served as Senior Vice President of Philippine Long Distance Telephone Company (“PLDT”) until 2014 and President of First Coconut Manufacturing Inc, from 2014 to May 2018.

Mr. Lyle Brown

Mr. Brown is a resident of Vancouver, British Columbia, Canada.  He is a Chartered Professional Accountant and Partner of Culver & Co., an accounting firm, since 1991.  From June 10, 1998 to August 2019, Mr. Brown has served a director of Northern Lion Gold Corp. Mr. Brown has served as a director of New World Resource Corp since November 14, 2005. Both Northern Lion Gold and New World Resource are listed on the TSX-V and Frankfurt Stock Exchanges.  Mr. Brown is also a director of Nano One Materials Corp which is listed on the TSX-V and Frankfurt.

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

No funds were set aside or accrued by us during the year ending December 31, 2019 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2019 and 2018 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2019

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$12,000	$0.00	$12,000
Lyle Brown	$24,000	$0.00	$24,000
Paul Wallace	$12,000	$0.00	$12,000
Total	$48,000	$0.00	$48,000
(1) “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.”

Director Compensation for Fiscal Year ended December 31, 2018

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$12,000	$0.00	$12,000
Lyle Brown	$24,000	$0.00	$24,000
Paul Wallace	$12,000	$0.00	$12,000
Total	$48,000	$0.00	$48,000
(1) “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.”

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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2019 and none were issued or exercised in 2019 or 2018.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2019 Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2020 will  be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2019 were Paul Wallace, Lyle Brown and Claro Ramirez.  Members of our Compensation Committee for 2020 will  be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2019 were Claro Ramirez and Lyle Brown.  Members of our Corporate Governance Committee for 2020 will  be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2019, we had no employees.

E.  Share Ownership

The following table lists as of March 1, 2020, the share ownership of our directors and executive officers.

The following table sets forth certain information as of March 1, 2020 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5 .  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on March 1, 2020 was 409,143,765.

Name of Director and/or Officer and number of shares held:	Number of Shares	Percent of Class
Paul Wallace	-	-
Claro Ramirez	-	-
Lyle Brown	-	-
Number of shares held by all Directors and Officers as a group:	-	-

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by PXP.  The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of March 3, 2020 according to the information available to us

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

As at March 3, 2020, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On March 3, 2020, the shareholders’ list showed 589 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 47,237,571 representing 11.55% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 520.

B.  Related Party Transactions

During the year ended December 31, 2019 general and administrative expenses included key management personnel compensation totaling $48,000 (2018: $48,000; 2017: $48,000).

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

The table below lists the high/low bid/ask prices on OTC.BB/Pink Sheets for our shares for each year within the five (5) most recent fiscal years.

NASDAQ Small Cap/OTC.BB/Pink Sheets Stock Annual Price History - Common Shares
(US Dollars)

Year Ended	High	Low
12/31/19	$0.02	$0.00
12/31/18	$0.05	$0.00
12/31/17	$0.02	$0.00
12/31/16	$0.01	$0.00
12/31/15	$0.01	$0.00

The table below lists the volume of trading and high/low bid/ask prices on Pink Sheets for our shares for each full quarterly period within the two most recent fiscal years and any subsequent periods.
Pinks Sheets Stock Trading Activity - Common Shares
(US Dollars)

Quarter Ended	Volume	High	Low
12/31/19	8,274,786	$0.00	$0.00
9/30/19	4,931,109	$0.01	$0.00
6/30/19	3,540,745	$0.01	$0.00
3/31/19	6,112,025	$0.02	$0.00
12/31/18	7,849,233	$0.02	$0.01
9/30/18	3,777,114	$0.02	$0.01
6/30/18	26,833,298	$0.05	$0.01
3/31/18	15,372,734	$0.02	$0.00

The table below highlights for the most recent six (6) months the high and low market prices for each month of our common shares on the Pink Sheets.

Pink Sheets Stock Monthly Price History - Common Shares
(US Dollars)

Month Ended	High	Low	Volume
2/29/20	$0.00	$0.00	1,070,089
1/31/20	$0.00	$0.00	465,901
12/31/19	$0.00	$0.00	7,939,340
11/30/19	$0.00	$0.00	305,046
10/31/19	$0.00	$0.00	30,400
9/30/19	$0.00	$0.00	1,011,629

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for our common shares.

On March 3, 2020, the shareholders’ list showed 589 registered shareholders and 409,143,765 shares outstanding.  The number of shares held by U.S. residents was 47,237,571 representing 11.55% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 520.

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
As of December 31, 2019, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2019 and communicated the matters to our management and board of directors.
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
Changes in Internal Control over financial reporting
During the year ended December 31, 2019, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.
ITEM 16.  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2019 were Lyle Brown, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2020 will  be appointed following our Annual and General Meeting of Shareholders.

Our Board has determined that it has at least one (1) financial expert serving on its Audit Committee.  This individual is Lyle Brown.  Mr. Brown is a Chartered Professional  Accountant and  Partner of Culver & Co., an accounting firm. Mr. Brown has significant experience in the review of financial statements and related information.

Mr. Brown would be regarded as independent.

ITEM 16B: CODE OF ETHICS.

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

ITEM 16C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2019, an amount of $11,549 was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP (“DMCL”). DMCL also charged $3,820 for review of our F1 rights offering filing and an additional amount of $4,976 was recorded under deferred transaction costs for the rights offering document review.  For 2018, DMCL charged total audit fees of $16,909 and BDO Canada LLP (“BDO”) charged $4,092 for the review of our 20-F.

Audit Related Fees

We did not incur any audit related fees in either of the two fiscal years for assurance and related services by BDO that are related to the performance of an audit or review of our financial statements.

Tax Fees

We did not incur any fees in either of the last two fiscal years for professional services rendered by DMCL or BDO for tax compliance, tax advise and tax planning.

All other fees

We did not incur any other fees in either of the last two fiscal years for products and services provided by DMCL or BDO, other than the services reported above under this Item 16C.
On February 15, 2018, our Audit Committee approved the appointment of Dale Matheson Carr-Hilton Labonte LLP to replace BDO Canada LLP.

ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITEE

 Not Applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 Not Applicable.

ITEM 16F.  CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16G. CORPORATE GOVERNANCE

 Not Applicable.

ITEM 16H.  MINE SAFETY DISCLOSURES

 Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS.

We report under Item# 18.

ITEM 18.  FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 18 are found immediately below.

     Financial Statements:

Report of Auditors, dated March 27, 2020
Balance Sheets at December 31, 2019 and December 31, 2018
Statements of Loss and Deficit for the three Years ended December 31, 2019, December 31, 2018, and December 31, 2017.
Statements of Cash Flows for the three Years ended December 31, 2019, December 31, 2018, and December 31, 2017
Notes to the Consolidated Financial Statements

FEC RESOURCES INC.
Financial Statements

As of December 31, 2019 and 2018
and for each of the years in the three year period
ended December 31, 2019
(Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of FEC Resources Inc.

Opinion on the Financial Statements
We have audited the accompanying statements of financial position of FEC Resources Inc. (the "Company") as of December 31, 2019 and 2018, the related statements of comprehensive income (loss), changes in equity and cash flows, for the years ended December 31, 2019, 2018, and 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years ended December 31, 2019, 2018, and 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has disclosed certain conditions that raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017
Vancouver, Canada
March 27, 2020

MOORE

An independent firm associated with Moore Global Network Limited

FEC RESOURCES INC.
Statements of Financial Position
Expressed in United States Dollars

	December 31 2019	December 31 2018
ASSETS

Current assets
Cash (Note 6)	$42,548	$228,991
Receivables	3,072	2,045
Prepaid expenses	7,288	6,555
	52,908	237,591
Non-current assets
Deferred transaction costs (Note 15)	39,381	-
Equipment (Note 7)	205	292
Investment in Forum Energy Limited (Note 8)	1,665,000	1,665,000
	$1,757,494	$1,902,883

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables	$122,116	$55,822
	122,116	55,822

Shareholders’ Equity
Share capital (Note 9)	16,732,397	16,732,397
Contributed surplus (Note 9)	3,058,063	3,058,063
Deficit	(18,155,082)	(17,943,399)
	1,635,378	1,847,061
	$1,757,494	$1,902,883

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Paul Wallace”              “Lyle Brown”
Director  Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Expressed in United States Dollars

	Year ended December 31 2019	Year ended December 31 2018	Year ended December 31 2017

General and administrative expenses
General and administration (Notes 10 and 11)	$213,561	$222,326	$166,263
Operating loss	(213,561)	(222,326)	(166,263)

Gain on reclassification of the investment in Forum Energy Limited (Note 8)	-	-	1,965,000
Interest income	1,878	4,661	4,299
Net and Comprehensive income (loss)	$(211,683)	$(217,665)	$1,803,036

Earnings (loss) per common share
- Basic and diluted	$(0.00)	$(0.00)	$0.00

Weighted average number of shares outstanding, basic and diluted	409,143,765	409,143,765	409,143,765

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CHANGES IN EQUITY
Expressed in United States Dollars
For the years ended December 31, 2019, 2018 and 2017

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2019	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061
Total comprehensive loss for the year	-	-	(211,683)	(211,683)
Balance December 31, 2019	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2018	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726
Total comprehensive loss for the year	-	-	(217,665)	(217,665)
Balance December 31, 2018	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061

	Share capital	Contributed surplus	Deficit	Total
Balance January 1, 2017	$16,732,397	$3,058,063	$(19,528,770)	$261,690
Total comprehensive income for the year	-	-	1,803,036	1,803,036
Balance December 31, 2017	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed in United States Dollars

	Year ended December 31 2019	Year ended December 31 2018	Year ended December 31 2017

Cash used in
OPERATING ACTIVITIES
Net income (loss) for the year	$(211,683)	$(217,665)	$1,803,036

Non-cash items included in net income (loss)
Amortization	87	126	178
Gain on reclassification of the investment in Forum Energy Limited	-	-	(1,965,000)
Changes in working capital related to operating activities
Receivables	(1,027)	(1,085)	(81)
Prepaid expenses	(733)	590	(455)
Trade and accrued payables	66,294	21,877	(24,691)
Net cash used in operating activities	(147,062)	(196,157)	(187,013)

INVESTING ACTIVITY
Proceeds from sale of Forum Energy Limited shares	-	-	300,000
Net cash provided by investing activity	-	-	300,000

FINANCING ACTIVITY
Deferred transaction costs	(39,381)	-	-
Net cash used in financing activity	(39,381)	-	-

Net increase (decrease) in cash	(186,443)	(196,157)	112,987
Cash – beginning of the year	228,991	425,148	312,161
Cash – end of the year	$42,548	$228,991	$425,148

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
(Expressed in United States Dollars)

Note 1   Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEP”).  The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At December 31, 2019, the Company has a 6.8% interest in FEP. (Note 8).

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) (“PXP”) with a registered office at 2/F LaunchPad Reliance corner Sheridan Streets, Mandaluyong City, Philippines 1550.

Note 2   Basis of Preparation and Going Concern

a)	Statement of Compliance

These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on March 27, 2020.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
(Expressed in United States Dollars)

Note 2   Basis of Preparation and Going Concern (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEP, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEP’s stage of operations and the foreign jurisdiction in which it or FEP may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.  The Company has an accumulated deficit since inception of $18,155,082.
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

Since the delisting of FEP from the London Stock Exchange, there is no liquidity via a public market for the FEP shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEP, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEP shares.  Management has looked at all options including raising funds to operate and participate in future FEP financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has announced that it is undertaking a rights offering to raise funds to sustain operations however there can be no assurance that the rights offering will be successful. See Note 15.

Management has concluded that the combination of these circumstances gives rise to a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
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

The functional and presentation currency of the Company is the US dollar. Accordingly, foreign currency transactions and balances are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are principally translated using daily exchange rates, except for depreciation and depletion which is translated at historical exchange rates. Foreign exchange gains and losses are recognized in net (loss) earnings and presented in the statements of Comprehensive Income (Loss) in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the statements of cash flows.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2019, December 31, 2018 and December 31, 2017.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e)	Financial Instruments

The Company measures financial instruments at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
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
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of the reporting date.

Financial Assets

Measurement – initial recognition
Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.  On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.
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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
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
Financial assets measured subsequently at fair value through profit or loss (“FVTPL”):
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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
(Expressed in United States Dollars)

Note 3   Summary of Significant Accounting Policies (continued)

e)	Financial Instruments (continued)

Financial liabilities and equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.
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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
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

Note 4   Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2019.

New and amended IFRS standards that are effective for the current year

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements may have an effect on the Company’s future results and financial position:

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard was effective for annual periods beginning on or after January 1, 2019. The Company does not have any lease agreements and the adoption of this standard did not impact its financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments
IFRIC 23 Uncertainty over income tax treatments issued by the IASB in June 2017, provides guidance as to when it is appropriate to recognize a current tax asset when the taxation authority requires an entity to make an immediate payment related to an amount in dispute. This interpretation applies for annual reporting periods beginning on or after January 1, 2019. The adoption of IFRIC 23 did not have any impact on the Company’s financial statements.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
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

The determination of the fair value of the Company’s investment in FEP is a significant accounting estimate (Note 8).

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

ii) Deferred tax assets and liabilities

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. The Company believes it has adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Note 6   Cash

Cash held at banks earns interest at floating rates based on daily bank deposit rates.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
(Expressed in United States Dollars)
Note 7   Equipment

Computer Equipment	December 31 2019	December 31 2018	December 31 2017
Cost
Opening Cost	$15,543	$15,543	$15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,251)	$(15,125)	$(14,947)
Charge for the year	(87)	(126)	(178)
Ending Accumulated Depreciation	(15,338)	(15,251)	(15,125)

Carrying Value	$205	$292	$418

Note 8             Investment in Forum Energy Limited (”FEP”)

      i) Investment in FEP

The investment in FEP is summarized as follows:

	Number of shares held	Amount

Balance December 31, 2017, 2018, and 2019	5,550,200	$1,665,000

As at December 31, 2019, the Company’s interest in FEP was 6.80% (2018 – 6.80%).

FEP’s assets consist of interests in various petroleum service contracts (SC) in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On March 2, 2015, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notifies FEP that it re-commences exploration. As at December 31, 2019, the force majeure remains effective.

Determination of fair value

The investment in FEP represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.

The Company has classified its investment in FEP as Level 3 in the fair value hierarchy.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
(Expressed in United States Dollars)

Note 8   Investment in Forum Energy Limited (”FEP”) (continued)

Determination of fair value (continued)

For purposes of determining fair value of the investment in FEP, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEP, management considered the fair value of $1,665,000 previously recorded under IAS 32 – Financial Instruments to be indicative of the fair value of the investment in FEP upon the adoption of IFRS 9 as there have been no material changes in the circumstances that would change management’s assessment of fair value.

There were no transfers between level 3 and the other levels in the hierarchy during 2019 or 2018.

Note 9   Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance, December 31, 2019 and December 31, 2018	409,143,765	$16,732,397

No preferred shares have been issued.

b)	Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s statements of financial position include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from income and losses from period to period.

c)	Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years.  The options vest immediately. There were no stock options outstanding on December 31, 2019 or December 31, 2018 and none were issued between January 1, 2017 and December 31, 2019.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
(Expressed in United States Dollars)

Note 10    Related Party Transactions and Balances

During the year ended December 31, 2019, general and administrative expenses included key management personnel compensation totaling $48,000 (2018: $48,000; 2017: $48,000).

Note 10       General and administrative expenses

	December 31, 2019	December 31, 2018	December 31, 2017
Professional fees	$56,773	$44,836	$10,641
Bank charges	3,789	3,567	3,283
Listing and filing fees	19,980	31,201	10,873
Office and miscellaneous	21,016	25,883	22,895
Consulting (Note 10)	108,513	108,000	108,000
Amortization (Note 7)	87	126	178
Travel	-	8,691	-
Foreign exchange	3,403	22	10,393
	$213,561	$222,326	$166,263

Note 12    Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Income (loss) before income taxes	$(211,683)	$(217,665)	$1,803,036
Tax expense (recovery) based on statutory rate of 27.0% (2018: 27.0%, 2017: 27.0%)	(57,000)	(59,000)	487,000
Non-deductible expenditures and non-taxable revenues	-	-	(265,000)
Foreign currency adjustment on non-monetary items	-	-	(55,000)
Adjustment to prior years provision versus statutory tax return	-	-	(567,000)
Other	(7,000)	1,000	-
	(64,000)	(58,000)	(400,000)
Changes in unrecognized deferred tax assets	64,000	58,000	400,000
Total income tax expense	$-	$-	$-

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2019 and 2018 are summarized as follows:

	December 31, 2019	December 31, 2018

Allowable capital losses	$468,000	$468,000
Non-capital losses	1,683,000	1,619,000
Capital assets and other	1,000	1,000
Investments	858,000	858,000
Unrecognized deferred tax assets	(3,010,000)	(2,946,000)
	$-	$-

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
(Expressed in United States Dollars)

Note 12             Income Taxes (continued)

As at December 31, 2019, the Company had estimated non-capital losses for Canadian tax purposes of $6,232,000 that expire between 2026 to 2039 which may be carried forward to offset future years’ taxable income.

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

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2019, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2019, the Company held financial liabilities of $55,221 that are denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
(Expressed in United States Dollars)

Note 13  Financial Instruments and Risk Management (continued)

General Objectives, Policies and Procedures (continued)

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositor’s insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit $42,548 (2018: $228,991).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2019, the Company’s accounts payable and accrued liabilities were $122,116, all of which fall due for payment within twelve months of the date of the statement of financial position.

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

As at December 31, 2019, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2019
(Expressed in United States Dollars)
Note 15  Subsequent Events
The Company announced on December 18, 2019 that its Board of Directors has approved an offering to its existing shareholders (the "Rights Offering") of transferrable rights ("Rights") to purchase additional common shares of the Company ("Common Shares") to raise gross proceeds of up to approximately US$1,841,147. In connection with the Rights Offering, the Company has filed with the U.S. Securities & Exchange Commission a registration statement on Form F-1 (the "Registration Statement") and prospectus (the "Prospectus") for the issuance of the Rights and Common Shares pursuant to the Rights Offering.
Once the Registration Statement relating to the Rights Offering is effective, the Company will distribute to each eligible holder of its Common Shares forty (40) Rights for every twenty (20) Common Shares held as of the record date (the "record Date"), which date will be determined once the Registration Statement is effective. Each Right is to entitle the holder thereof to purchase one (1) Common Share at a price of US$0.00225 per Common Share (the "Subscription Price"). The Subscription Price was determined by the Directors by reference to the recent trading activity of the Company's Common Shares. The Company will not issue any fractional Common Shares in the Rights Offering, and all exercises of Rights will be rounded to the nearest whole Common Share. In addition, the Company will not issue fractional Rights or pay cash in lieu of fractional Rights.
The Rights may be exercised at any time during the subscription period, which period will be determined once the Registration Statement is effective. The Rights will expire if they are not exercised during the Rights Offering subscription period, unless the Company extends the Rights Offering subscription period.
On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation, as a working capital loan. The loan is non-interest bearing, unsecured and due on demand.

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

FEC Resources Inc.
(Registrant)

Date: March 30, 2020	By:	/s/Paul Wallace
Paul Wallace
President and Chief Executive Officer