Form 20-F
period 2020-12-31
FEC Resources Inc.
filed 2021-03-26
CIK 849997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

   ☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

      For Fiscal Year ended December 31, 2020

OR

  ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

               ☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES
                             EXCHANGE ACT OF 1934

            Date of event requiring this shell company report ……………..

For the transition period from                    to                   .

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
ANNUAL REPORT FISCAL YEAR 2020

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

•	oil and natural gas price volatility affecting companies we invest in;
•	uncertainties in the estimates of proved reserves, and in the projection of future rates of production and timing of development expenditures from companies we invest in;
•	the ability of companies we invest in to find and acquire additional reserves;
•	risks associated with investments. acquisitions, exploration, development and production directly or by companies we invest in;
•	risks associated with owning minority interests in unlisted investments whose shares are not readily traded nor for which is there a quoted market price;
•	operating hazards attendant to the oil and natural gas business for companies we invest in;
•	potential constraints on the ability of companies we invest in to market reserves due to limited transportation space;
•	climatic conditions faced by companies we invest in;
•	availability and cost of labor, material, equipment and capital to us and companies we invest in;
•	the ability of companies we invest in to employ and retain key managerial and technical personnel;
•
international, national, regional or local political and economic uncertainties, including theterritorial dispute between the Republic of Philippines and the People’s Republic of China, changes in energy policies, foreign exchange restrictions and currency fluctuations faced by us and companies we invest in;

•	adverse regulatory or legal decisions, including those under environmental laws and regulations affecting companies we invest in;
•	environmental risks faced by companies we invest in;
•	the strength and financial resources of competitors of companies we invest in;
•	general economic conditions; and
•	our ability to continue as a “going concern”.

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

Table No. 3(A)(1)
U.S. Dollar/Canadian Dollar
Currency Exchange Table No. 1
U.S. Dollar/Canadian Dollar
	Average	High	Low	Close
Fiscal Year Ended 12/31/20	1.34	1.45	1.27	1.27
Fiscal Year Ended 12/31/19	1.33	1.36	1.30	1.30
Fiscal Year Ended 12/31/18	1.30	1.36	1.23	1.36
Fiscal Year Ended 12/31/17	1.30	1.37	1.21	1.25
Fiscal Year Ended 12/31/16	1.32	1.46	1.25	1.34

The current closing rate of exchange was 1.2660 on March 8, 2021.

Table No. 3(A)(2)
U.S. Dollar/Canadian Dollar

	9/20	10/20	11/20	12/20	1/21	2/21
High	1.34	1.34	1.33	1.30	1.28	1.28
Low	1.31	1.31	1.30	1.27	1.26	1.25

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016.  The information presented below for the five year period ended December 31, 2020, 2019, 2018, 2017 and 2016 is derived from our audited financial statements.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/20 (‘000) - except per share data	Year Ended 12/31/19 (‘000) - except per share data	Year Ended 12/31/18 (‘000) - except per share data	Year Ended 12/31/17 (‘000) - except per share data	Year Ended 12/31/16 (‘000) - except per share data
Revenue	$-	$-	$-	$-	$-
Net (Loss) Income	$(187)	$(212)	$(218)	$1,803	$(250)
Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	598,069	409,144	409,144	409,144	411,275
Working Capital	$501	$(69)	$182	$399	$261
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders’ Equity	$2,337	$1,635	$1,847	$2,065	$262
Share Capital	$17,621	$16,732	$16,732	$16,732	$16,732
Capital Stock Shares (‘000)	861,082	409,144	409,144	409,144	409,144
Total Assets	$2,379	$1,757	$1,903	$2,099	$320

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

D.  Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($187,052) during the year ended December 31, 2020 (2019 –$(211,683); 2018 – ($217,665). We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $18,342,134 as at December 31, 2020.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2021.  We have no sources of revenue in the year ended December 31, 2020 and our only source of revenue has been from the sale of the Forum Energy Limited (“Forum Energy” or “FEL”) shares and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments.

On July 31, 2020, we closed a Rights Offering and received net proceeds of approximately $718,117.  On the same date we also settled a Rights Offering Advance of $170,111 previously received from PXP Energy Corporation (“PXP”) by issuing 75,605,066 shares to PXP at the same price of $0.00225.

On August 7, 2020, we purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021, and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis.

Should FEL require additional financing requiring us to advance funds in order to maintain our 6.8% interest, there can be no guarantee that we will be able to provide the necessary funds and as a result our interest in FEL may be diluted.

Management considers the Company to be a going concern in the short term but there is no certainty that the Company will be able to continue as a going concern past 2021without additional debt or equity financing.

Unless We Are Able To Invest in Companies That Discover Economically Recoverable Reserves in the Future, There is Substantial Doubt We Will Be Able to Continue Operations as a Going Concern in the Long Term.
Our business success is dependent upon our ability to benefit from the discovery of economically recoverable reserves by companies we invest in, and for those companies to bring such reserves into profitable production.  The companies we invest in are subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas, and other factors beyond our control.
The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2020, 2019 and 2018 and have no income other than that generated from interest on cash balances and the sale of FEP shares.  Our ability to continue as a “going concern” in the long term is dependent on benefiting from our investments and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

We Believe We Don’t Have Sufficient Working Capital to Support Our Business beyond 2021. We Will Need Additional Funds in Order to Sustain our Operations in Order to See if Our Investments Will be Successful and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2020 and 2019 were $(271,668) and $(147,062), respectively.  We have been dependent upon the proceeds of the sale of FEL shares, equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

On July 31, 2020, we closed a Rights Offering and received net proceeds of approximately $718,117.  On the same date we settled a Rights Offering Advance of $170,111 previously received from PXP by issuing 75,605,066 shares to PXP at the same price of $0.00225.

On August 7, 2020, we purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis.

Should FEL require additional financing requiring us to advance funds in order to maintain our 6.8% interest, there can be no guarantee that we will be able to provide the necessary funds and as a result our interest in FEL may be diluted.

Management considers the Company to be a going concern in the short term but there is no certainty that we will be able to continue as a going concern past 2021

We Do Not Intend to Pay Dividends In the Foreseeable Future, and thus, You Should Not Expect to Receive Dividends.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  At March 8, 2021, we had 861,082,371 common shares outstanding.  We currently have 304,714,973 shares eligible to be resold pursuant to Rule 144. We do not intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. If a decision was made to file a Registration Statement for these common shares. no prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 78% of our outstanding stock.

Specifically, PXP Energy Corporation (“PXP”) may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

As of the record date, based on the information available to us, PXP beneficially owned 674,999,986 Common Shares which represents approximately 78% of the total number of our Common Shares issued and outstanding;

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

Operating Risks - Oil and Gas Exploration Investment Activities

We Do Not Currently Directly Own Assets That Provide Cash Flow and Our Failure to Find or Acquire Available Assets May Adversely Impact Our Business Operations.
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

If Companies We Invest In Are Unable to Continue to Identify, Explore and Develop New Properties, Our Business Operations May Be Adversely Affected.

We expect that to be successful companies we invest in must continually acquire or explore for and develop new oil and gas reserves to replace those, if any, being depleted by production.  Without successful drilling or acquisition ventures, our indirect oil and gas assets, mineral assets and properties and the revenues derived therefrom, if any, will decline over time.  To the extent we engage in drilling activities indirectly, such activities carry the risk that no commercially viable oil or gas production or mineral extraction will be obtained.  The cost of drilling, completing and operating oil and gas wells is often uncertain.  Moreover, drilling for oil and gas and minerals may be curtailed, delayed or cancelled as a result of many factors, including shortage of available working capital, title problems, weather conditions, environmental concerns, government prohibitions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners, and drilling and well servicing companies.  The availability of a ready market for oil and gas and minerals will depend on numerous factors beyond our control, including the demand for and supply of oil and gas and minerals, the proximity of natural gas reserves to pipelines, the capacity of such pipelines, the proximity of any smelting facilities in relation to any minerals found, fluctuations in seasonal demand, the effects of inclement weather, and government regulation.  New gas wells may be “shut-in” for lack of a market until a gas pipeline or gathering system with available capacity is extended into an area.

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

ITEM  4. INFORMATION ON THE COMPANY

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  We currently hold 6.80% of the issued and outstanding capital of FEL, and in addition we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that holds the rights to a 64 hectare license, which has been abandoned.  We also own a 1.08% interest in Lascogon Mining Corporation which owns the Mineral Production and Sharing Agreement 148 (“MPSA 148”), a gold exploration project in the Philippines.

We are engaged in investment into companies in the natural resource sector.

Our head office is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.  Our website can be viewed at the following address: www.fecresources.com

B.  Business Overview

At this time, we do not have any significant revenue-generating assets, and as a result, we will rely upon issuance of new shares or debt  to fund ongoing operations.
Recent Developments
In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Standing Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippines Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the MOU, the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical and commercial aspects of cooperation on certain areas in the West Philippine Sea. China’s government has appointed China National Offshore Oil Corporation (“CNOOC”) as its representative to the Working Group(s). FEL will be the Philippine government’s representative to the Working Group that will be created for SC 72.  This indicates continuing participation of private companies on the Philippine side and provides protection to existing service contractors such as FEL, which holds and operates SC 72.
On October 16, 2020, FEL received notice from the Philippine Department of Energy (“DOE”) that the force majeure (“FM”) imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  FEL now has 20 months from the date of lifting of the FM to drill two (2) commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to SC 72.

The 2021 WPB for SC72 was approved by the DOE on February 23, 2021. It consisted mainly of finalization of drilling programs, purchase of long lead items, award of third-party contracts and the drilling of two (2) Sampaguita wells.

The Philippines

We are currently a holding company with an interest in FEL, in which we own a 6.80% equity interest, owns the oil and gas rights over an 8,800 square-kilometer block located in the West Philippine Sea. In addition, FEL holds interests in various other concessions located in the Philippines. This block is subject to a dispute between The Republic of the Philippines and the People’s Republic of China.

Forum Energy Plc. (“FEP”)/Forum Energy Limited (“Forum Energy” or “FEL”)

We currently own 6.80% of Forum Energy. Forum Energy was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity.  Forum Energy is a private company, which has participating interests in 11 oil and gas blocks in the Philippines through various subsidiaries.  Forum Energy’s subsidiaries are Forum Energy Philippines Corporation (“FEPC”) and Forum (GSEC101) Limited.

Forum Energy and ourselves are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates.

On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy from 48.8% to 69.5% through a debt conversion involving the issuance of 39,350,920 Forum Energy shares at a decreased price of US$0.30 per share.  On the same day, an independent third party purchased 6,666,667 newly issued Forum Energy shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  We did not participate in this financing transaction.  These two transactions resulted in the dilution of our interest in Forum Energy from 18.42% to 8.03%.  As a result of this dilution, the Company’s investment in Forum Energy ceased to be an equity investment.  As a result of the loss of significant influence, we recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017, we sold 1,000,000 Forum Energy shares to our parent company, PXP, for $0.30 per share.  As a result of the sale of the shares our interest in Forum Energy was reduced to 6.80%.

The following information related to PXP or Forum Energy has been provided to us by PXP or Forum Energy, as we do not have direct knowledge of such information.

PXP holds a 79.13% controlling interest in Forum Energy, with 72.33% held directly and 6.80% held indirectly through its 78.39% shareholding of our Company.  Forum Energy is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 3.21% interest in the producing Galoc field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary Forum Exploration Inc. (“FEI”).

A summary of Forum Energy’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 14C-1 Galoc	3.21%	Yes
SC 6A Octon	5.56%	No
SC 6B Bonita	2.45%	No
SC 14A Nido	8.47%	No*
SC 14B Matinloc	12.41%	No*
SC 14B-1 N. Matinloc	19.46%	No
SC 14C-2 W. Linapacan	9.10%	No
SC 14D Retention Area	8.16%	No
SC 14 Tara	10%	No
*Ceased production on March 13, 2019.

Following is a brief description of the properties of Forum Energy together with production details where appropriate.

SC 72 Recto Bank

FEL’s principal asset is a 70% participating interest in SC 72 (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC 101”)), a petroleum license located in the Recto Bank, offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, who is involved in a joint venture with FEL with respect to SC 72.

On February 15, 2010, the GSEC 101 licence was converted to Service Contract 72 and FEL immediately conducted geological and geophysical works to further evaluate the block and to fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, FEL acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita Field (the “Sampaguita 3D”).

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (in 2012) and Cosine Ltd. (in 2015). In 2015, Arex Energy produced a report on the North Bank area, located northwest of the Sampaguita Field, and estimated the prospective resources to be significant enough to continue with exploration of the concession.

A final hearing on the merits and remaining issues of jurisdiction and admissibility was held from November 24-30, 2015 in The Hague regarding the area covered by FEL’s 70% interest in Service Contract (“SC”) 72 Recto (Reed) Bank.   On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties. However, a Memorandum of Understanding on Cooperation on Oil and Gas Development between the Government of the Republic of the Philippines and the Government of the People’s Republic of China and dated November 20, 2018 (the “MOU”) was signed. The MOU states that the aforesaid governments
"…have decided to negotiate on an expedited basis arrangements to facilitate oil and gas exploration and exploitation in relevant maritime areas consistent with applicable rules of international law (hereinafter referred to as “the cooperation arrangements”)… The two governments will endeavour to agree on the cooperation agreements within twelve (12) months of this Memorandum of Understanding… This Memorandum of Understanding, and all discussions, negotiations and activities of the two governments or their authorized enterprises under or pursuant to this Memorandum of Understanding, will be without prejudice to the respective legal positions of both governments. This Memorandum of Understanding does not create rights or obligations under international or domestic law."
Also, in October 2018, FEL started the Broadband and Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019 and costs around US$490,000, including quality control supervision.

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Steering Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippine Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the Memorandum of Understanding (“MOU”), the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical, and commercial aspects of cooperation on certain areas in the West Philippine Sea. China has appointed China National Offshore Oil Corporation (“CNOOC”) as representative to the Working Group(s). FEL will be the representative to the Working Group that will be created for SC 72.  The Steering Committee also agreed to hold the second meeting in the Philippines in early 2020, however, it was being deferred due to the COVID-19 pandemic.

On October 16, 2020, FEL received notice from the Philippine Department of Energy (“DOE”) that the force majeure (“FM”) imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  FEL now has 20 months from the date of lifting of the FM to drill two (2) commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to SC 72.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPC’s 66.67% owned subsidiary FEI.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas. It contains the Libertad Gas Field and several other prospects.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m.  The processing and interpretation of the gravity data was carried out in two (2) stages. The first stage is a 3D inverse grid depth modelling which was undertaken by contractor Cosine Ltd. (“Cosine”). This was completed in early 2019. The second stage is a detailed stratigraphic 3D multi-sectional model done in-house by the FEL technical team under Cosine’s quality control supervision.  During this stage, a number of possible carbonate bodies were identified in certain areas of the block.  Delineation of this features required additional data; thus a gravity survey was conducted in the first quarter of 2020.

FEL has started planning for an onshore well, Dalingding-2, to be drilled in 2021. The Company has engaged the services of an operations geologist to prepare the geological program and prospect montage. The Dalingding Prospect is a reefal structure defined by seismic with Barili Limestone as the primary target.  A well, Dalingding-1, was drilled by Cophil Exploration in 1996 and was plugged and abandoned as a dry hole with minor gas shows after reaching a total depth of 1,508 ft.  Following FEL’s recent re-evaluation of the prospect, it was concluded that Dalingding-1 did not reach the Barili target, which is estimated at 1,740 ft, or 232 ft below the well’s total depth.  The current plan is to drill a well down to at least 4,000 ft to penetrate the Barili and secondary targets underneath.

On November 21, 2019, FEL submitted the WP&B for 2020, which includes the continuation of the Gravity Interpretation – Stage 2, Radioactive Waste Management, and the conduct of a Land Gravity Survey.  This was approved by the DOE on December 2, 2019. The radioactive wastes that were part of FEL’s wireline logging tools were safely transported from Daanbantayan, Cebu and turned over to the Philippine Nuclear Research Institute in February 2020. Thereafter, FEL applied for the termination of its Radioactive Materials License. However, one of the conditions for the termination of license is the certification that the facilities are not contaminated. This will require measurement of radioactivity in the site post removal of the radioactive materials, which will have to wait until travel restrictions have been eased and/or the safety of the personnel from COVID-19 can be guaranteed.

The 2020 Land Gravity Survey is for the acquisition of gravity data along profiles in parts of the Municipality of Daanbantayan and Bogo City that aims to further delineate the carbonate bodies detected in the said areas by the initial 3D gravity modelling exercise in 2019. The survey began on February 18, 2020 and was completed on March 14, 2020.  A total of 84 stations, 300m to 500m apart were acquired during the survey. FEL has completed the correction of meter readings, coordinates, and elevations of gravity stations acquired during the survey. All corrected gravity data were forwarded to a geophysical contractor, Cosine Ltd, for data reduction, processing, and interpretation. The report for the first phase of gravity interpretation was received from Cosine Ltd in early December 2020 and is being reviewed by FEL’s technical team. The results of the gravity survey will be used to update the current depth model for northern Cebu.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the producing Galoc Oil Field.

On July 12, 2018, Tamarind Galoc Pte Ltd, a subsidiary of Singapore-based Tamarind Resources Pte Ltd (“Tamarind”), acquired Nido Petroleum’s subsidiaries Galoc Production Company WLL (“GPC”) and Nido Production (Galoc) Pte Ltd, giving Tamarind 55.88% equity and operatorship of the Galoc Field.

On May 7, 2020, GPC informed the DOE of the cessation of operation for Galoc Field starting September 24, 2020. This comes after GPC’s receipt of a Notice of Termination from Rubicon Offshore International (“ROI”), the owner of the floating production storage and offloading (“FPSO”) vessel, Rubicon Intrepid. GPC has also requested approval of the initial drawdown from the fund set-up under the DOE-approved Galoc Abandonment Plan for the implementation of the field suspension plan.  However, in September 2020, the Galoc Joint Venture was able to negotiate with ROI for the sale of the Rubicon Intrepid that will allow Galoc Field to continue to be in production beyond the original cessation schedule of September 24, 2020. Tamarind, which owns GPC, formed a new subsidiary, Philippines Upstream Infrastructure (“PUI”), to acquire the FPSO from ROI.  GPC and ROI then entered into a Transition Operations and Maintenance (“O&M”) contract to allow the current ROI crew to continue managing FPSO operations during a transition period that will last for about six (6) months.  Finally, GPC entered into an O&M contract with Three60 Energy, an energy services provider, that will take over FPSO operations after the transition period. The contract will be for 24 months.

Gross production for 2020 averaged 1,900 BOPD [2019 – 2,045 BOPD].  FEPC’s share is approximately 48.4 BOPD [2019 – 46 BOPD].  This represents a slight increase of 5.4% associated with the increase in participating interest of FEL in Galoc from 2.28% to 3.21% due to the withdrawal of one of the Consortium members, Galoc Production Company 2 (“GPC 2”) in September 2020, and the distribution of GPC 2’s participating interest of 26.84% to the remaining members on the same month.  The increase in participating interest was accepted by FEPC in January 2021.

On December 23, 2020, GPC resigned as the SC 14C-1 operator effective on that date. On the same day, the Joint Venture elected NPG Pty Limited, GPC’s affiliate, to become the replacement operator.

SC 6A Octon

SC 6A Octon covers an area of 1,080 square kilometers and contains the Octon Field.

In 2018, The Philodrill Corporation (“Philodrill”) completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells which encountered good oil shows in the Galoc Clastic Unit (“GCU”) interval.  However, no drill stem tests were conducted in this interval due to operational constraints.

The 2019 work program included the completion of seismic attribute analysis of the North Block of SC 6A to characterize the target reservoirs and determine their distribution in terms of porosity, thickness, and lithology. Philodrill will then conduct resource analysis, including computation of reserves, and preliminary well design and cost to mature a drilling location in the area.

For 2020, the DOE approved a work program which consists of G&G studies in support of establishing a final well location and well design to test the hydrocarbon potential of the Malajon-Salvacion-Saddle Rock anticlinorium, and the continuation of G&G work to identify additional resources at the Octon South structure and other opportunities immediately around the Octon Field to support its development.

In June 2020, LMKR, a private petroleum technology company based in Dubai, completed a pilot study on the Malajon area using 3D seismic and well data. The study shows the Malajon structure having a good potential and thus requires further detailed analysis. LMKR is also able to identify four (4) sand packages within the GCU after generating several elastic properties (P-impedance, Vp/Vs, etc.).

A Quantitative Interpretation (“QI”) study was approved by the JV aimed at generating pay probability maps and identifying prospective zones that could be targets for any future well. It will also include detailed attribute analysis as several channelized sands within the GCU have been identified during the pilot study.  An amended WP&B for 2020 to cover this additional study was approved by the DOE in July 2020.

The DOE approved Philodrill’s request to defer the submission of the 2021 WP&B for SC 6A to First Quarter of 2021 as it needs additional time to incorporate the results of the QI study in the preparation of the work program.

SC 6B Bonita

SC 6B Bonita covers an area of 567 square kilometers and contains the Bonita discovery.

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

The Cadlao Field was discovered in 1977 and produced about 11 million barrels (“MMbbls”) of oil from two (2) subsea production wells from 1981-1991. It has estimated recoverable reserves of 3.7 MMbbls (1P) and 5.7 MMbbls (2P) based on GCA (2012).  The East Cadlao has estimated recoverable resources of 1.48 MMbbls (P10) and 1.17 MMbbls (P50) based on Philodrill (2016).

On October 17, 2019, the FIA, Deed of Assignment and transfer of operatorship from Philodrill to Manta Oil Company Ltd. (“Manta”) were approved conditionally by the DOE, requiring Manta to submit additional financial documents.  Under the FIA, Manta will carry the JV up to First Oil to earn 70% interest. FEL’s interest will be reduced to 2.4546% from 8.182% upon completion of the farm-in.

Manta is currently conducting a remapping of the Cadlao Field based on 2016 Pre-Stack Time Migration (PSTM) reprocessing of the 3D seismic data. It is also planning to conduct PSDM reprocessing of 88 square kilometers of 3D seismic data over Cadlao Field to improve the mapping of the Cadlao structure and firm-up well locations for the field’s redevelopment. A plan of development (“POD”) for Cadlao will be submitted to the DOE by the end of 2021.  It may include the drilling of East Cadlao, depending on the results of the technical evaluation.

SC 14A [Nido], SC 14B [Matinloc] & SC 14B-1 [N. Matinloc]

Production from the Nido and Matinloc Fields was terminated permanently on March 13, 2019, after producing 22,173 barrels (“bbls”) of oil from January to March 2019. The Nido Field accounted for 93.06% of the total while Matinloc Field contributed the remaining 6.94%.  Shell Philippines was the sole buyer for the crude during the period.

Nido started oil production in 1979 while Matinloc was put in place in 1982. The final inception-to-date production figures for the two fields are: 18,917,434 bbls for Nido and 12,582,585 bbls for Matinloc.  The North Matinloc Field, which was in production from 1988 to 2017 produced a total of 649,765 bbls of oil.  The total production for the three (3) fields is 32,149,784 bbls.

Seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully P&A from April to May 2019. The two remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.

Following the suspension of field operations and the P&A of the wells in March 2019, Philodrill conducted the stripping and disposal of equipment and materials aboard the production platforms from June to October 2019.  In December 2019, all production platforms were turned over to the DOE which, in turn, will hand them over to the Armed Forces of the Philippines (“AFP”).  On June 26, 2020, a Deed of Donation and Acceptance was signed by DOE with the Department of National Defense to formalize the transfer of ownership of the Nido and Matinloc platforms to the AFP, which will now use the platforms for defense purposes.

The P&A of the remaining Nido production wells, A-1 and A-2 wells was completed on October 5, 2020.  This was originally scheduled in April 2020 but had to be deferred due to COVID 19-related health and travel restrictions.

Following the cessation of operations and the completion of P&A of all production wells, preparations are being made to surrender the SC 14A, 14B, 14B-1, Tara, and SC 14D blocks to the DOE within the first quarter of 2021.

SC 14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan “A” and “B” structures.

In 2018, the JV headed by Philodrill completed mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

The SC 14C2 and SC 74 consortia conducted a joint Rock Physics and QI studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data.  The initial phase of the study was carried out and completed by Ikon in October 2019. The SC 14C2 JV decided not to proceed with the second phase of the QI Study in view of the impending entry of DRPL to the SC 14C2 block.

In 2019, Desert Rose Petroleum Limited (“DRPL”) expressed interest to re-develop the West Linapacan “A” Field through a farm-in process and through the purchase of participating interests from companies that are willing to divest.  For the divesting members, DRPL offered a nominal transaction price of US$100.00, but upon production will pay these companies:

-	US$2.5 million based on West Linapacan “A” attaining 1 million barrels of production and DRPL’s recovery of drilling and development costs, and
-	US$2.5 million based on West Linapacan “B” attaining 1 million barrels of production and the recovery of drilling and development costs.

For the farming-out companies, DRPL will shoulder the cost of redevelopment of West Linapacan “A” Field up to First Oil.  In return, the companies will further assign 75% of their remaining interest to the farminee, leaving them with a combined interest of 5%.

By end-2020, the relevant closing conditions, which include regulatory approval in the Sale and Purchase Agreement (SPA) and the Farm-out Agreement (FOA) have not yet completed. The process of finalizing the documents, including Deeds of Assignment arising out of the SPA and FOA, was severely delayed by the COVID 19 situation. FEL is not a party to the FOA as it opted to sell all its interest to DRPL.

Other sub-blocks in SC6 and SC14

Forum Energy will continue to participate in these sub-blocks which are mostly in the exploration phase.

Forum Energy Objectives and Strategy

The core objective of FEL is to maximize the potential of its investments and its current licences to generate income, whilst at the same time continuing to reduce administrative expenses.

FEL plans to achieve this by:

●	Development of SC 72
●	Continued review of exploration blocks to identify potential drilling targets
●	Continued review of administrative expenses

For further details regarding Forum Energy, see its 2019 financial statement package at https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2020 is not expected to be available until Q3 of 2021.

Risk factors specific to FEL

The Company is exposed to certain risk factors which are specific to its investment in Forum Energy.  These include the following:

●
On October 16, 2020, FEL received notice from the DOE that the FM imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  Under the current work program commitments, FEL now has 20 months from the date of lifting of the FM to drill two commitment wells.  The total cost of drilling these wells depends on a number of factors and the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to the implementation of the MOU involving SC 72. The risk therefore exists that should FEL not be able to meet its commitments to the DOE it may have to surrender its rights to SC 72 or pay a penalty equivalent to the minimum financial commitment of the current sub-phase.

●
FEL’s cash inflows is heavily dependent on the Galoc Field production, which continued to operate beyond the original cessation date of September 24, 2020 following an agreement the operator GPC signed with ROI, the owner of the FPSO Rubicon Intrepid.  The viability of continued production depends on the consistent output of the producing wells as well as the price of oil, which has suffered due to a slowdown in economic activities worldwide brought about by the COVID-19 pandemic.

●
FEL’s operations do not generate sufficient cash to fund new exploration work in Galoc and its other blocks; therefore, in the event FEL issued new capital to fund these costs, the Company’s interest in Forum Energy may be diluted.

●	FEL is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in FEL.

●	FEL’s interest in its main asset SC 72 could be diluted depending on the agreement reached, if any, with potential farmin partners in the future.

●	Further exploration work has to be completed on SC 72 and SC 40 to confirm the value of the resources within these properties.

●
In March 2017, FEL, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million. The loan facility had an initial  term of three years and bears interest at LIBOR + 3.5% per annum but was extended to April 16, 2020.  On April 14, 2020, FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.  This resulted in all accrued interest being paid in full and the amount of the loan principal outstanding being reduced to US$5,091,204.  The term of this loan was extended to December 31, 2020 with interest at LiBOR+3.5% payable quarterly. On August 7, 2020, FEC purchased $346,202 (6.8%) of the loan principal plus accrued interest of $939.  In the event that this loan facility will be renewed, FEL may issue new shares to settle the amounts outstanding. Terms of the loan agreement do not include a provision for PXP or FEC to convert any unpaid amount into new shares of Forum Energy.

C.  Organizational Structure

We are part of a group of companies with our parent company being PXP. We have no subsidiaries.

ITEM  4A. UNRESOLVED STAFF COMMENTS
N/A

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

We have experienced significant operating losses over the last few years, and as a result, our ability to continue as a going concern is dependent on achieving profitable operations and/or upon obtaining additional financing.

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are  different from US GAAP (refer to the Auditors’ Report dated March 26, 2021).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2020, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2020 versus December 31, 2019

Our accounts show a loss for the year ended December 31, 2020 of $187,052, or $0.00 per share, versus a loss of $211,683 for the same period in 2019.  General and administration expense were $211,677 for the year ended December 31, 2020 versus $213,561 for the same period in 2019.  Overall expenses were slightly lower than those experienced in the previous year.  Lower professional fees offset by an increase in consulting fees and office expenses mainly accounted for the difference.  Professional fees were $22,388 for the year ended December 31, 2020 versus $56,773 for the same period in the previous year due to costs resulting from a shareholder complaint. Office and miscellaneous costs were $34,139 for the year ended December 31, 2020 versus $21,016 for the same period in the previous year due an accrual for some potential one time costs. Consulting fees for the year ended December 31, 2020 were $128,320 versus $108,513 for the previous year due to an increase in fees paid to the directors. Listing and filing fees were $18,370 for the year ended December 31, 2020 versus $19,980 for the same period in the previous year.  The difference was not significant. For the year ended December 31, 2020, foreign exchange loss was $4,333 versus $3,403 for the same period in the previous year.  Reversal of accounts payable for the year ended December 31, 2020 was $18,895 versus $Nil for the same period in the previous year as an amount due to Lascogon Mining Corporation was deemed to be extinguished and therefore was reversed.

Fiscal year ended December 31, 2019 versus December 31, 2018

Our accounts show a loss for the year ended December, 2019 of $(211,683) or $0.00 per share, versus a loss of $(217,665) for the same period in 2018.  The difference was because of slightly lower overall general and administration expenses.
General and administration expense were $213,561 for the year ended December 31, 2019 versus $222,326 for the same period in 2018.  Overall expenses were slightly lower than those experienced in the previous year.  Higher professional fees offset by reductions in listing and filing fees and office and miscellaneous costs accounted for the difference.  Professional fees were $56,773 for the year ended December 31, 2019 versus $44,836 for the same period in the previous year due to costs resulting from a shareholder complaint.  Consulting fees for the year ended December 31, 2019 were $108,513 versus $108,000 for the year ended December 31, 2018.  The difference was not significant. Listing and filing fees were $19,980 for the year ended December 31, 2019 versus $31,201 for the same period in the previous year.  The decrease was due to the fees associated with the application for the removal of the cease trade order against the Company in Alberta and British Columbia in 2018.  For the year ended December 31, 2019 travel expense was $Nil versus $8,691 for the year ended December, 2018.  The decrease was due to travel for the Company’s annual general meeting in 2018 that was not undertaken in 2019.  For the year ended December 31, 2019 foreign exchange loss was $3,403 versus a loss of $22 for the year ended December 31, 2018.
Balance Sheet

Our current assets were $544,175 at December 31, 2020 versus $52,908 for the year ended December 31, 2019. The difference is mainly a result of the higher cash balance, higher receivables balance and the loan due from Forum Energy. Our investment in Forum Energy was reflected at a carrying value of $1,835,111 in the financial statements as at December 31, 2020 (2019 - 1,665,000).  Our assets reflect our investment in Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,835,111 or US$0.30 per share based on the most recent arms’ length financing completed by Forum Energy.

Liquidity and Capital Resources

Our working capital  at December 31, 2020 was $501,443 versus a deficit of $69,208 at December 31, 2019 and shareholders’ equity was $2,336,554 at December 31, 2020 (December 31, 2019 $1,635,378).  The change was due to the completion of the Company’s previously mentioned Rights Offering.

Cash used in operating activities for the year ended December 31, 2020 was $271,668 versus $147,062 for the same period in 2019 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $757,498 for the year ended December 31, 2020 versus cash used in financing activities of $39,381 for the year ended December 31, 2019.  In 2019, we paid $39,381 for costs related to a Rights Offering transaction which commenced in 2019 and was completed in 2020.

Cash used in investing activities was $347,141 for the year ended December 31, 2020 versus $Nil for previous year.  The increase was due to the loan to FEL purchased from PXP by the Company.

Capital Resources

We currently own 6.80% of Forum Energy. If Forum Energy is required to raise additional funds through equity issuances then we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

We anticipate that we will require additional funds for working capital in 2021 and we are evaluating options in order to raise the additional funds.  If we are unable to raise additional funds there is significant doubt that we will be able to continue as a going concern.

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As we are wholly reliant on the information disclosed by PXP concerning the business of FEL, we may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of our FEL shares.  We have looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.

Given our current share price, and given that any external financings may have been extremely dilutive, we completed a rights offering to raise funds to sustain operations. We closed the rights offering on July 31, 2020 and raised approximately $846,750 less transaction costs of $128,633.

On January 22, 2020, we received $150,000 from our parent company, PXP, as a working capital advance. The advance was non-interest bearing, unsecured and due on demand.  The loan was repaid on July 31, 2020.
On April 14, 2020, FEL completed a fund raising of $2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each.

In advance of our Rights Offering, PXP paid our share of FEL’s financing thus allowing us to maintain our 6.8% interest in FEL at a cost of approximately $170,111.  On July 31, 2020 we settled this amount by issuing 75,605,066 shares to PXP at a price of $0.00225.

On August 7, 2020, we purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. As at December 31, 2020 accrued interest liability was $2,755.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None

Critical Accounting Policies and Estimates
Basis of preparation and accounting policies
We have prepared our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2020.
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

The determination of the fair value of our investment in FEL is a significant accounting estimate.

Recent Accounting Related Pronouncements

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2020.

New IFRS standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1)(2)(3)	70	Director since November 2012, President and CEO from August 2015 to October 2020 and CFO from June 2015 to October 2020.
Claro Ramirez (1)(3)	60	Director since October 2011
Daniel Carlos (1)(2)	57	Director, President and CEO since October 2020
Mark Rilles	37	Chief Financial Officer since October 2020
(1) Member of Audit Committee in 2020.
(2) Member of Compensation Committee in 2020
(3) Member of the Corporate Governance Committee in 2020

Information About our Directors and Officers

Mr. Daniel Carlos Director, President, Chief Executive Officer

Mr. Carlos is currently the President and a Director of the PXP Energy Corporation, the Company’s majority shareholder. He obtained his Bachelor of Science (B.Sc.) degree in Geology from the University of the Philippines (1984) and holds a Master of Science (M.Sc.) degree in Petroleum Geoscience from the Norwegian University of Science and Technology or NTNU (2002). He also has a Diploma in Petroleum Exploration and Reservoir Evaluation from the University of Trondheim, now NTNU (1988). In February 2007, he joined Forum Energy Philippines Corporation as Vice President for Exploration and was appointed President since July 2013 to present. He was appointed President of PXP Energy Corporation in August 2015. He is also the Resident Agent in the Philippines of Forum (GSEC 101) Limited which operates Service Contract (SC) 72 or Recto Bank. He is also the President of Forum Energy Philippines Corporation, a subsidiary with non-operated holdings in SCs 6 and 14, and Forum Exploration, Inc., which operates SC 40 or North Cebu Block. He is a licensed Filipino Geologist (PRC No. 1027) and placed third in the 1985 Geologist Licensure Examinations.

Mr. Mark Rilles Chief Financial Officer

Mr. Rilles is currently the Finance Controller of the PXP Energy Corporation, having joined the Group in 2012. He is the Corporate Secretary of Forum Energy Limited and Pitkin Petroleum Limited and Director and Treasurer of Forum Energy Philippines Corporation and Forum Exploration Inc. He obtained his Bachelor of Science degree in Accountancy from the University of Santo Tomas (2004) and holds a Master of Business Administration (M.B.A.) degree from the Ateneo Graduate School of Business (2014). He is a Certified Public Accountant (passed the CPA Licensure Examinations in 2004) and previously worked at SyCip Gorres Velayo & Co. (SGV & Co.) from 2004 to 2008.

Mr. Paul Wallace

Mr. Paul Frederick Wallace is a Chartered Professional Accountant and member of the CPA Canada.  He was appointed as the Chief Financial Officer of Hong Kong-based First Pacific Company Limited from 1995 to 1997, between 2003 and 2004, and between 2014 and 2015.  He was appointed Group Finance Director to the Sanctuary Group plc between 2005 and 2008. Mr. Wallace was Chief Executive Officer of Blue Ocean Wireless Limited between 2009 and 2011, and a Non-Executive Director of JPMorgan Global Emerging Markets Income Trust Plc between 2010 and 2015.  From March 2015 through April 2019, he was the Finance Director of Forum Energy, a Director of Pitkin Petroleum Limited, and Head of Finance of Goodman Fielder Pty Limited.

Mr. Claro Ramirez

Mr. Ramirez is a resident of Richmond, British Columbia, Canada and served as Senior Vice President of Philippine Long Distance Telephone Company (“PLDT”) until 2014, and President of First Coconut Manufacturing Inc, from 2014 to May 2018.

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

B.  Compensation.

We have recently agreed to pay our directors the following consulting fees or directors’ fees on a monthly basis:

Paul Wallace	$2,000
Claro Ramirez	$2,000

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

No funds were set aside or accrued by us during the year ending December 31, 2019 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2020 and 2019 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2020
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$21,000	$0.00	$21,000
Lyle Brown (2)	$24,000	$0.00	$24,000
Paul Wallace	$21,000	$0.00	$21,000
Daniel Carlos	$ Nil	$0.00	$ Nil
Mark Rilles	$ Nil	$0.00	$ Nil
Total	$66,000	$0.00	$66,000
(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.”
(2) Lyle Brown resigned as a Director on October 30, 2020.

Director Compensation for Fiscal Year ended December 31, 2019
Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$12,000	$0.00	$12,000
Lyle Brown (2)	$24,000	$0.00	$24,000
Paul Wallace	$12,000	$0.00	$12,000
Total	$48,000	$0.00	$48,000
(1). “Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.”
(2) Lyle Brown resigned as a Director on October 30, 2020.

Our Board may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director.  Other than indicated above no Director received any additional compensation for his or her services including committee participation and/or special assignments.

Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or Executive Officers.

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2020 and none were issued or exercised in 2020 or 2019.

C.  Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2020 Lyle Brown, Claro Ramirez, and Paul Wallace.   Mr. Brown resigned as a board member on October 30, 2020 as was replaced by Mr. Daniel Carlos. New members of our Audit Committee for 2021 will be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2020 were Paul Wallace, Lyle Brown and Claro Ramirez.  Lyle Brown resigned as a Director on October 30, 2020 and was replaced by Daniel Carlos.  Members of our Compensation Committee for 2021 will be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2020 were Claro Ramirez and Lyle Brown.  Lyle Brown resigned as a director on October 30, 2020 and was replaced by Paul Wallace.  Members of our Corporate Governance Committee for 2021will be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2020, we had no employees.

E.  Share Ownership

The following table lists as of March 8, 2021, the share ownership of our directors and executive officers.

The following table sets forth certain information as of March 8, 2021 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on March 8, 2021 was 861,082,371.

Name of Director and/or Officer and number of shares held:	Number of Shares	Percent of Class
Paul Wallace	-	-
Claro Ramirez	-	-
Lyle Brown (1)	-	-
Daniel Carlos	-	-
Mark Rilles	-	-
Number of shares held by all Directors and Officers as a group:	-	-

(1) Lyle Brown resigned as a director on October 30, 2020.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by PXP due to the fact that, as indicated in the table below, it directly owns 78.39% of our outstanding voting securities and thus controls the outcome of all matters decided stockholder votes. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of March 8, 2021, according to the information available to us

Name	Number of Shares Owned	Percent of Class
PXP Energy Corporation *	674,999,986	78.39
CDS & Co.**	43,418,591	5.04
Cede & Co.**	42,913,051	4.98
Asian Coast International	62,740,000	7.29

* On July 31, 2020, PXP converted into equity a Rights Offering advance of $170,111 for 75,605,066 shares and also purchased 374,394,920 shares pursuant to our Rights Offering. No other significant changes in the ownership of our shares by PXP has occurred during the past three (3) years.

**  CDS & Co. and Cede & Co. are clearing houses in Canada and the United States and represent the interest of multiple shareholders and there is no way of knowing if any one in particular beneficially holds over 10% of the voting rights attached to our shares.

There are no arrangements, known to us, the effect of which may at a subsequent date result in a change in our control other than as noted in Item 5 Operating and Financial Review and Prospects.

As at March 8, 2021, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On March 8, 2021, the shareholders’ list showed 590 registered shareholders and 861,082,371 shares outstanding.  The number of shares held by U.S. residents was 48,759,651 representing 5.66% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 521.

B.  Related Party Transactions

During the year ended December 31, 2020, general and administrative expenses included key management personnel compensation totaling $66,000 (2019: $48,000).
On January 22, 2020, the Company received $150,000 from its parent company, PXP, as a working capital advance which was repaid on July 31, 2020. The advance was non-interest bearing, unsecured and due on demand.

On April 14, 2020, PXP advanced approximately $170,111 directly to FEL on the Company’s behalf allowing the Company to participate in a fund raising by FEL so that the Company could maintain its 6.8% interest. The advance was considered an advance against the Company’s stock rights offering.  The advance was settled by the issuance of new common shares from treasury at the same price as the rights offering price.

On August 7, 2020, the Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. As at December 31, 2020 accrued interest liability was $2,755.

During the year ended December 31, 2020, the Company paid $6,518 for PXP filing fees related to the Right Offering.  This amount was repaid subsequent to year end.

During the year ended December 31, 2020, an amount payable to Lascogon Mining Corporation in the amount of $18,895 was deemed extinguished and was therefore reversed.

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

B.  Significant Changes/Developments

None

ITEM 9.  THE OFFER AND LISTING

A.  Listing Details and Markets

Starting on September 22, 1999, our shares traded on the OTC–Bulletin Board (“OTC.BB”) under the symbol “FECOF” and since 2012, our shares have been quoted on the OTC Pink Sheets.

Our common shares trade and have traded on a limited or sporadic basis and should not be deemed to constitute an established public trading market. Broker-dealers often decline to trade in over-the-counter stocks that are quoted on the OTC Pink Sheets given the market for such securities are often limited, the stocks are more volatile, and the risk to investors is greater. These factors may reduce the potential market for our common shares by reducing the number of potential investors. This may make it more difficult for investors in our common shares to sell shares to third parties or to otherwise dispose of their shares. This could cause our share price to decline, and there is no assurance that there will be liquidity in our common shares.

In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to a few exceptions which we do not meet. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

ITEM 10. ADDITIONAL INFORMATION.

A.  Share Capital

Not applicable

B.  Memorandum and Articles of Association

Reference is hereby made to our Certificate of Continuance, and to our Bylaws, each of which is incorporated herein by reference to, respectively, Exhibit 3.1 and 3.2 to our Registration Statement on Form F-1, file number 33-81290.

C.  Material Contracts.

See "Item 4. Information on the Company."

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

F.  Dividends and Paying Agents

Not applicable

G.  Summary By Experts

Not applicable

H.  Documents on Display

The documents concerning us which are referred to in this Annual Report are either annexed hereto as exhibits (see Item 19) or may be inspected at our principal executive offices in Vancouver, British Columbia.

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
Management’s Annual Report on Internal Control Over Financial Reporting
The management of the Company is responsible for establishing and maintaining for the Company adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with International Financial Reporting Standards.
As of December 31, 2020, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2020 and communicated the matters to our management and board of directors.
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
Changes in Internal Control over financial reporting
During the year ended December 31, 2020, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.
ITEM 16 . (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2020 were Lyle Brown, Claro Ramirez, and Paul Wallace.  Lyle Brown resigned as a member of the board on October 30, 2020 and was replaced on the committee by Daniel Carlos. New members of our Audit Committee for 2021 will  be appointed following our Annual and General Meeting of Shareholders.

Our Board has determined that it has at least one (1) financial expert serving on its Audit Committee.  This individual is Paul Wallace.  Mr. Wallace is a Chartered Professional Accountant and has significant experience in the review of financial statements and related information.

Mr. Wallace would not be regarded as “independent” per Rule 5605(a)(2) of the Nasdaq Stock Market Rules, since he has been employed by the Company as an Executive Officer during the past three (3) years.

ITEM 16 B. CODE OF ETHICS.

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

To better fulfill and implement the Board’s corporate governance policies, we have established a Corporate Governance Committee.  The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, in order to not only report to the Board any matters which should be the subject of either public disclosure or remedial action, but also to assist the Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  The current members of the Corporate Governance Committee are Claro Ramirez and Paul Wallace.

ITEM 16 C. ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2020, an amount of $15,000 was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP (“DMCL”).   For the audit of the annual financial statements for the year ended December 31, 2019, an amount of $15,000 was billed by our external auditors DMCL.

Audit Related Fees

For the year ended December 31, 2020, $5,500 was billed by DMCL for finalizing the review of our F1 rights offering and the review of interim financial statements.  For the year ended December 31,2019, $11,500 was billed by DMCL in connection with their review of our F1 rights offering filing and the related review of our interim financial statements.

Tax Fees

We did not incur any fees in either of the last two fiscal years for professional services rendered by DMCL for tax compliance, tax advise and tax planning.

All other fees

We did not incur any other fees in either of the last two fiscal years for products and services provided by DMCL, other than the services reported above under this Item 16C.

ITEM 16 D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

 Not Applicable.

ITEM 16 E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

 Not Applicable.

ITEM 16 F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable

ITEM 16 G.  Corporate Governance

 Not Applicable.

ITEM 16 H. Mine Safety Disclosure

 Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

We report under Item# 18.

ITEM 18.  FINANCIAL STATEMENTS.

The Auditors’ Report, financial statements and notes thereto, schedules thereto, as required under Item 18 are found immediately below.

Financial Statements:

Report of Auditors, dated March 26, 2021
Balance Sheets at December 31, 2020 and December 31, 2019
Statements of Loss and Deficit for the three Years ended December 31, 2020, December 31, 2019, and December 31, 2018.
Statements of Cash Flows for the three Years ended December 31, 2020, December 31, 2019, and December 31, 2018
Notes to the Consolidated Financial Statements

FEC RESOURCES INC.
Financial Statements

As of December 31, 2020 and 2019
and for each of the years in the three year period ended
December 31, 2020
(Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of FEC Resources Inc.

Opinion on the Financial Statements
We have audited the accompanying statements of financial position of FEC Resources Inc. (the "Company") as of December 31, 2020 and 2019, the related statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years ended December 31, 2020, 2019 and 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

MOORE

An independent firm associated with Moore Global Network Limited

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relate.

Critical Audit Matter	How the Matter was Addressed in the Audit
Fair value – Investment in Forum Energy Limited
Refer to Note 8 of the financial statements
The Company holds an investment in shares of a private company that are measured at fair value through other comprehensive income.  As these shares are not traded in an active market, the valuation of this investment must consider other observable inputs that are available.
We identified this fair value measurement as a critical audit matter because auditor judgment is required to evaluate whether the inputs used are appropriate and the most reliable indicator of fair value.  The Company used the most recent price of shares issued by the investee company as the input to determine the fair value of the investment.

Our audit procedures relating to this fair value measurement included the following:
• We agreed the share price used to the investee company’s share issuance that was completed during the year ended December 31, 2020;
• We confirmed with the investee company that it had not more recently issued shares at a different price; and
• We assessed whether the implied value of the investment based on the market capitalization of the Company was significantly different than its carrying value.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017
Vancouver, Canada
March 26, 2021

FEC RESOURCES INC.
Statements of Financial Position
Expressed in United States Dollars

	December 31	December 31
	2020	2019
ASSETS

Current assets
Cash (Note 6)	$181,237	$42,548
Receivables (Note 10(v))	6,518	3,072
Prepaid expenses	7,463	7,288
Due from Forum Energy Limited (Note 8)	348,957	-
	544,175	52,908
Non-current assets
Deferred transaction costs (Note 9)	-	39,381
Equipment (Note 7)	-	205
Investment in Forum Energy Limited (Note 8)	1,835,111	1,665,000
	$2,379,286	$1,757,494

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables	$42,732	$122,116
	42,732	122,116

Shareholders’ Equity
Share capital (Note 9)	17,620,625	16,732,397
Contributed surplus (Note 9)	3,058,063	3,058,063
Deficit	(18,342,134)	(18,155,082)
	2,336,554	1,635,378
	$2,379,286	$1,757,494

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

"Daniel Carlos"        "Paul Wallace"
Director  Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF COMPREHENSIVE LOSS
Expressed in United States Dollars

	Year Ended December 31 2020	Year Ended December 31 2019	Year Ended December 31 2018

General and administrative expenses
General and administration (Notes 10 and 11)	$211,677	$213,561	$222,326
Operating loss	(211,677)	(213,561)	(222,326)

Interest income (Notes 8 and 10(iii))	5,730	1,878	4,661
Reversal of accounts payable	18,895	-	-
Net and Comprehensive Loss	$(187,052)	$(211,683)	$(217,665)

Loss per common share
- Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	598,068,920	409,143,765	409,143,765

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CHANGES IN EQUITY
Expressed in United States Dollars
For the years ended December 31, 2020, 2019 and 2018

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2020	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378
Total comprehensive loss for the year	-	-	(187,052)	(187,052)
Shares issued pursuant to rights offering, net (Notes 9 and 10)	718,117			718,117
Shares issued for debt (Notes 9 and 10)	170,111	-	-	170,111
Balance December 31, 2020	$17,620,625	$3,058,063	$(18,342,134)	$2,336,554

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2019	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061
Total comprehensive loss for the year	-	-	(211,683)	(211,683)
Balance December 31, 2019	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378

	Share capital	Contributed surplus	Deficit	Total
Balance January 1, 2018	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726
Total comprehensive loss for the year	-	-	(217,665)	(217,665)
Balance December 31, 2018	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
STATEMENTS OF CASH FLOWS
Expressed in United States Dollars

	Year Ended December 31 2020	Year Ended December 31 2019	Year Ended December 31 2018

Cash used in:
OPERATING ACTIVITIES
Net loss for the year	$(187,052)	$(211,683)	$(217,665)

Non-cash items included in net loss
Depreciation	205	87	126
Accrued interest income	(1,816)	-	-
Reversal of accounts payable	(18,895)	-	-
Changes in working capital related to operating activities
Receivables	(3,446)	(1,027)	(1,085)
Prepaid expenses	(175)	(733)	590
Trade and accrued payables	(60,489)	66,294	21,877
Net cash used in operating activities	(271,668)	(147,062)	(196,157)

FINANCING ACTIVITY
Issuance of shares pursuant to rights offering	846,750	-	-
Transaction costs	(89,252)	(39,381)
Net cash provided by (used in) financing activity	757,498	(39,381)	-

INVESTING ACTIVITY
Loan to Forum Energy Limited	(347,141)	-	-
Net cash used in investing activity	(347,141)	-	-

Net increase (decrease) in cash	138,689	(186,443)	(196,157)
Cash – beginning of the year	42,548	228,991	425,148
Cash – end of the year	$181,237	$42,548	$228,991

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
(Expressed in United States Dollars)

Note 1   Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEL”).  The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At December 31, 2020, the Company has a 6.8% interest in FEL. (Note 8).

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (“PXP”) with a registered office at 2/F LaunchPad, Reliance corner Sheridan Streets, Mandaluyong City 1550,, Metro Manila, Philippines.

Note 2   Basis of Preparation and Going Concern

a)	Statement of Compliance

These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on March 26, 2021.

b)	Basis of Measurement

The financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value described in the applicable notes and are presented in United States dollars, which is also the Company’s functional currency.

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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
(Expressed in United States Dollars)

Note 2   Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.  The Company has an accumulated deficit since inception of $18,342,134.
Management considers that the current economic environment is difficult and the outlook for holding companies investing in oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEL in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEL under suitable terms.  Currently management has no plans to sell any additional FEL shares.

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares.  Management looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the share price of the Company, and given that any external financings may have been extremely dilutive, the Company undertook a rights offering during the year to raise funds to sustain operations.

Management has concluded that the combination of these circumstances gives rise to a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2020, December 31, 2019 and December 31, 2018.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e)	Financial Instruments

The Company measures financial instruments at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
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
The Company's financial assets at amortized cost consists of cash, receivables and due from Forum Energy Limited.
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

The Company's financial assets at FVTOCI include its investment in FEL (Note 8).
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
Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship.  The Company does not have any financial assets at FVTPL.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
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

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
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

Note 4   Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2020.

New IFRS standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

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

The determination of the fair value of the Company’s investment in FEL is a significant accounting estimate (Note 8).

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
(Expressed in United States Dollars)

Note 5   Critical Accounting Estimates and Judgments (continued)

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

i)	Investments in Associates

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired.  The Company does not currently have any investments in associates as it has concluded that it does not have significant influence in Forum Energy Limited as a result of its 6.8% ownership interest (Note 8).

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

Note 6   Cash

Cash held at banks earns interest at floating rates based on daily bank deposit rates.

Note 7   Equipment

Computer Equipment	December 31 2020	December 31 2019	December 31 2018
Cost
Opening Cost	$15,543	$15,543	$15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,338)	$(15,251)	$(15,125)
Charge for the year	(205)	(87)	(126)
Ending Accumulated Depreciation	(15,543)	(15,338)	(15,251)

Carrying Value	$-	$205	$292

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
(Expressed in United States Dollars)

Note 8   Investment in Forum Energy Limited (”FEL”)

i)	Investment in FEL

The investment in FEL is summarized as follows:
	Number of shares held	Amount

Balance December 31, 2018, and 2019	5,550,200	$1,665,000
Purchased pursuant to private placement	567,038	170,111
Balance December 31, 2020	6,117,238	$1,835,111

As at December 31, 2020, the Company’s interest in FEL was 6.80% (2019 – 6.80%).

On April 14, 2020 FEP completed a fund raising of $2,500,000 which was achieved by FEL issuing new shares at a price of $0.30 each. In advance of the Company’s Rights Offering, PXP paid the Company’s share of FEL’s financing thus allowing the Company to maintain its 6.8% interest in FEL at a cost of approximately $170,111.  During the year, this advance was settled by the issuance of new common shares from treasury at the same price as the Rights Offering price.

On August 7, 2020 the Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. As of December 31, 2020, accrued interest outstanding was $2,755.

FEL’s assets consist of interests in various petroleum service contracts (SC) in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On March 2, 2015, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notified PXP that it could re-commence exploration. On October 16, 2020, FEL received a letter from the DOE lifting the force majeure and directing FEL to resume exploration activities on SC 72.

Determination of fair value

The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.

The Company has classified its investment in FEL as Level 2 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $1,835,111 to be indicative of the fair value of the investment in FEL upon the adoption of IFRS 9 as there have been no changes in the circumstances that would change management’s assessment of fair value. The fair value of the investment is consistent with the implied value based on the price of the April 14, 2020 financing which is a Level 2 input.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
(Expressed in United States Dollars)

Note 9   Share Capital

a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance, December 31, 2019 and 2018	409,143,765	$16,732,397
Issued pursuant to rights offering	376,333,540	718,117
Issued for debt	75,605,066	170,111
Balance December 31, 2020	861,082,371	$17,620,625

On July 31, 2020, the Company closed the Rights Offering receiving gross proceeds of approximately $846,750 and converted into equity the Rights Offering Advance of $170,111 previously received from PXP. This resulted in the Company issuing a total of 451,938,606 new shares. Total transactions costs related to the rights offering were $128,633 of which $39,381 were incurred as at December 31, 2019.

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

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years.  The options vest immediately. There were no stock options outstanding on December 31, 2020 or December 31, 2019 and none were issued between January 1, 2018 and December 31, 2020.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
(Expressed in United States Dollars)

Note 10   Related Party Transactions and Balances

(i)
On January 22, 2020, the Company received $150,000 from its parent company, PXP Energy Corporation (“PXP”), as a working capital loan which was repaid on July 31, 2020. The loan was non-interest bearing, unsecured and due on demand.

(ii)
On April 14, 2020, PXP advanced approximately $170,111 directly to FEL on the Company’s behalf allowing the Company to participate in a fund raising by FEL so that the Company could maintain its 6.8% interest. The advance was considered an advance against the Company’s stock rights offering.  The advance was settled by the issuance of new common shares at the same price as the rights offering price and the working capital loan was repaid.

(iii)
On August 7, 2020 the Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. For the period ended December 31, 2020 accrued interest outstanding was $2,755.

(iv)	During the year ended December 31, 2020 general and administrative expenses included key management personnel compensation totaling $66,000 (2019: $48,000; 2018: 48,000).

(v)	During the year ended December 31, 2020, the Company paid $6,518 for PXP filing fees related to the Right Offering. This amount was repaid subsequent to year end.

(vi)	For the year ended December 31, 2020, an amount payable to Lascogon Mining Corporation in the amount of $18,895 was deemed extinguished and was therefore reversed.

Note 11   General and administrative expenses

	December 31, 2020	December 31, 2019	December 31, 2018
Professional fees	$22,388	$56,773	$44,836
Bank charges	3,922	3,789	3,567
Listing and filing fees	18,370	19,980	31,201
Office and miscellaneous	34,139	21,016	25,883
Consulting (Note 10)	128,320	108,513	108,000
Depreciation (Note 7)	205	87	126
Travel	-	-	8,691
Foreign exchange	4,333	3,403	22
	$211,677	$213,561	$222,326

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
(Expressed in United States Dollars)

Note 12   Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Income (loss) before income taxes	$(187,052)	$(211,683)	$(217,665)
Tax expense (recovery) based on statutory rate of 27.0% (2019: 27.0%, 2018: 27.0%)	(51,000)	(57,000)	(59,000)
Permanent differences	-	(7,000)	1,000
	(51,000)	(64,000)	(58,000)
Changes in unrecognized deferred tax assets	51,000	64,000	58,000
Total income tax expense	$-	$-	$-

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2020 and 2019 are summarized as follows:

	December 31, 2020	December 31, 2019

Allowable capital losses	$468,000	$468,000
Non-capital losses	1,727,000	1,683,000
Capital assets and other	1,000	1,000
Investments	858,000	858,000
Unrecognized deferred tax assets	(3,054,000)	(3,010,000)
	$-	$-

As at December 31, 2020, the Company had estimated non-capital losses for Canadian tax purposes of $6,398,000 that expire between 2026 to 2040 which may be carried forward to offset future years’ taxable income.

The potential benefit of these carry-forward non-capital losses has not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
(Expressed in United States Dollars)

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

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.  As at December 31, 2020, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2020, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2020
(Expressed in United States Dollars)

Note 13   Financial Instruments and Risk Management (continued)

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositor’s insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The Company is also exposed to credit risk on the amount due from FEL. Management assesses that this credit risk is mitigated by the fact that FEL is supported financially by PXP. The maximum exposure of credit risk is the Company’s cash deposit of $181,237 (2019: $42,548), receivables of $6,518 (December 31, 2019:  $3,072) and due from FEL $348,957 (2019: $Nil).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.  The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2020, the Company’s accounts payable and accrued liabilities were $42,732, all of which fall due for payment within twelve months of the date of the statement of financial position.

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

As at December 31, 2020 the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

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

FEC Resources Inc. (Registrant)

Date: March 26, 2021	By:	/s/Daniel Carlos
Daniel Carlos
President and Chief Executive Officer