Form 20-F
period 2021-12-31
FEC Resources Inc.
filed 2022-04-01
CIK 849997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year ended December 31, 2021

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405, of the Securities Act Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non accelerated filer. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Emerging growth company	☐	Non-accelerated filer	☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued	☒	Other	☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐     No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Not Applicable

FEC RESOURCES, INC.

FORM 20-F ANNUAL REPORT FISCAL YEAR 2021

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

-	oil and natural gas price volatility affecting companies we invest in;
-	uncertainties in the estimates of proved reserves, and in the projection of future rates of production and timing of development expenditures from companies we invest in;
-	the ability of companies we invest in to find and acquire additional reserves;
-	risks associated with investments. acquisitions, exploration, development and production directly or by companies we invest in;
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

Table No. 3(A)(1)

U.S. Dollar/Canadian Dollar

Currency Exchange Table No. 1

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/21	1.25	1.29	1.20	1.27
Fiscal Year Ended 12/31/20	1.34	1.45	1.27	1.27
Fiscal Year Ended 12/31/19	1.33	1.36	1.30	1.30
Fiscal Year Ended 12/31/18	1.30	1.36	1.23	1.36
Fiscal Year Ended 12/31/17	1.30	1.37	1.21	1.25

The current closing rate of exchange was 1.2571 on March 23, 2022.

Table No. 3(A)(2)

U.S. Dollar/Canadian Dollar

	9/21	10/21	11/21	12/21	1/22	2/22
High	1.28	1.27	1.28	1.29	1.28	1.28
Low	1.25	1.23	1.24	1.26	1.25	1.27

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017. The information presented below for the five year period ended December 31, 2021, 2020, 2019, 2018 and 2017 is derived from our audited financial statements. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/21 (‘000) - except per share data	Year Ended 12/31/20 (‘000) - except per share data	Year Ended 12/31/19 (‘000) - except per share data	Year Ended 12/31/18 (‘000) - except per share data	Year Ended 12/31/17 (‘000) - except per share data
Revenue	$-	$-	$-	$-	$-
Net (Loss) Income	$(168)	$(187)	$(212)	$(218)	$1,803
Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	861,082	598,069	409,144	409,144	409,144
Working Capital	$109	$501	$(69)	$182	$399
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders’ Equity	$2,168	$2,337	$1,635	$1,847	$2,065
Share Capital	$17,621	$17,621	$16,732	$16,732	$16,732
Capital Stock Shares (‘000)	861,082	861,082	409,144	409,144	409,144
Total Assets	$2,182	$2,379	$1,757	$1,903	$2,099

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

D. Risk Factors

General Business Risks

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($168,208) during the year ended December 31, 2021 (2020 – ($187,052); 2019 – ($211,683). We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $18,510,342 as at December 31, 2021. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2022. We have no sources of revenue in the year ended December 31, 2021 and our only source of revenue has been from the sale of the Forum Energy Limited (“Forum Energy” or “FEL”) shares and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments.

On July 31, 2020, we closed a Rights Offering and received net proceeds of approximately $718,117. On the same date we also settled a Rights Offering Advance of $170,111 previously received from PXP Energy Corporation (“PXP”) by issuing 75,605,066 shares to PXP at the same price of $0.00225.

On August 7, 2020, we purchased 6.8% of the $5,091,204 loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan was unsecured, due on December 31, 2021, and bore interest at an annual rate of 3.5% plus LIBOR which was payable on a quarterly basis. On November 10, 2021, the Company sold the FEL loan to PXP at face value plus accrued interest. The proceeds of the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 and for working capital. There has been no determination to date on the repayment or renewal of the $5,091,204 term loan. In the event that this loan facility will be not be renewed, FEL may issue new shares to settle the amounts outstanding. Terms of the loan agreement do not include a provision for PXP to convert any unpaid amount into new shares of FEL and FEC does not have the funds to purchase 6.8 percent of the outstanding loan should a conversion to shares of FEL take place.

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by FEC or c) any sale of FEL shares by FEC or d) any third party borrowing by FEC.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”. Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2021, 2020 and 2019 and have no income other than that generated from interest on cash balances, interest on a loan to FEP, and the sale of FEP shares. Our ability to continue as a “going concern” in the long term is dependent on benefiting from our investments and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

We Believe We Don’t Have Sufficient Working Capital to Support Our Business beyond 2022. We Will Need Additional Funds in Order to Sustain our Operations in Order to See if Our Investments Will be Successful and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2021 and 2020 were $(191,796) and $(271,668), respectively. We have been dependent upon the proceeds of the sale of FEL shares, equity and debt financing in addition to the disposition of assets to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

On July 31, 2020, we closed a Rights Offering and received net proceeds of approximately $718,117. On the same date we settled a Rights Offering Advance of $170,111 previously received from PXP by issuing 75,605,066 shares to PXP at the same price of $0.00225.

On August 7, 2020, we purchased 6.8% of the $5,091,204 loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan was unsecured, due on December 31, 2021 and bore interest at an annual rate of 3.5% plus LIBOR which was payable on a quarterly basis. On November 10, 2021, the Company sold the FEL loan to PXP at face value plus accrued interest. The proceeds of the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 and for working capital. There has been no determination to date on the repayment or renewal of the $5,091,204 term loan. In the event that this loan facility will be not be renewed, FEL may issue new shares to settle the amounts outstanding. Terms of the loan agreement do not include a provision for PXP to convert any unpaid amount into new shares of FEL and we do not have the funds to purchase 6.8 percent of the outstanding loan should a conversion to shares of FEL take place.

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by FEC or c) any sale of FEL shares by FEC or d) any third party borrowing by FEC.

Should FEL require additional financing requiring us to advance funds in order to maintain our 6.8% interest, there can be no guarantee that we will be able to provide the necessary funds and as a result our interest in FEL may be diluted.

Management does not consider the Company to be a going concern and there is no certainty that we will be able to continue operations past June 2022.

We Do Not Intend to Pay Dividends In the Foreseeable Future, and thus, You Should Not Expect to Receive Dividends.

We have paid no dividends on our common shares since inception, and do not plan to pay dividends in the foreseeable future. See “Description of Common Shares.”

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  At March 23, 2022, we had 861,082,371 common shares outstanding.  We currently have 687,507,135 shares eligible to be resold pursuant to Rule 144. We do not intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. If a decision was made to file a Registration Statement for these common shares. no prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

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

Our head office is located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5.

The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website can be viewed at the following address: www.fecresources.com.

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

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by FEC or c) any sale of FEL shares by FEC or d) any third party borrowing by FEC.

The Philippines

We are currently a holding company with an interest in FEL, in which we own a 6.80% equity interest. FEL owns the oil and gas rights over an 8,800 square-kilometer block located in the West Philippine Sea. This block is subject to a dispute between The Republic of the Philippines and the People’s Republic of China. In addition, FEL holds interests in various other concessions located in the Philippines.

Forum Energy Plc. (“FEP”)/Forum Energy Limited (“Forum Energy” or “FEL”)

We currently own 6.80% of Forum Energy. Forum Energy was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity. Forum Energy is a private company, which has participating interests in 11 oil and gas blocks in the Philippines through various subsidiaries. Forum Energy’s subsidiaries are Forum Energy Philippines Corporation (“FEPC”), Forum (GSEC101) Limited (“FGL”), and ForumPH SC72 Holdings, Inc. (“ForumPH”)..

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

PXP holds a 79.13% controlling interest in FEL, with 72.33% held directly and 6.80% held indirectly through its 78.39% shareholding of the Company. FEL is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in Service Contract (“SC”) 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through FGL; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 3.21% interest in the producing Galoc Field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary, Forum Exploration Inc. (“FEI”).

A summary of Forum Energy’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 14C-1 Galoc	3.21%	Yes
SC 6A Octon	5.56%	No
SC 6B Bonita	2.45%	No
SC 14A Nido	8.47%	No
SC 14B Matinloc	12.41%	No
SC 14B-1 N. Matinloc	19.46%	No
SC 14C-2 W. Linapacan	9.10%	No
SC 14D Retention Area	8.16%	No
SC 14 Tara	10%	No

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

On February 15, 2010, the GSEC 101 license was converted to Service Contract 72 and FEL immediately conducted geological and geophysical works to further evaluate the block and to fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

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

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro and Cosine Ltd. (“Cosine”) in 2012 and 2015, respectively. In 2015, Arex Energy produced a report on the North Bank area, located northwest of the Sampaguita Field, and estimated the prospective resources to be significant enough to continue with exploration of the concession.

Also in October 2018, FEL started the Broadband and Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019 and costs around US$490,000, including quality control supervision.

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

The 2021 Work Program and Budget (WP&B) for SC72 was approved by the DOE on February 23, 2021. It consisted mainly of finalization of drilling programs, purchase of long lead items, award of third-party contracts and preparatory works for the drilling of two (2) Sampaguita wells.

A Technical Services Agreement (“TSA”) with AWT International, a third-party upstream petroleum consultancy company, was signed on June 28, 2021, with July 01, 2021 effective date. AWT will provide drilling management and manpower support services to FGL to deliver the latter’s two-well commitment in 1H 2022.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPC’s 66.67% owned subsidiary FEI.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas. It contains the Libertad Gas Field and several other prospects.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m. The processing and interpretation of the gravity data was carried out in two (2) stages. The first stage is a 3D inverse grid depth modelling which was undertaken by contractor Cosine. This was completed in early 2019. The second stage is a detailed stratigraphic 3D multi-sectional model done in-house by the FEL technical team under Cosine’s quality control supervision. During this stage, a number of possible carbonate bodies were identified in certain areas of the block. Delineation of this features required additional data; thus a gravity survey was conducted in the first quarter of 2020.

On November 21, 2019, FEL submitted the WP&B for 2020, which includes the continuation of the Gravity Interpretation – Stage 2, Radioactive Waste Management, and the conduct of a Land Gravity Survey. This was approved by the DOE on December 2, 2019. The radioactive wastes, which were part of FEL’s wireline logging tools, were safely transported from Daanbantayan, Cebu and turned over to the Philippine Nuclear Research Institute in February 2020. Thereafter, FEL applied for the termination of its Radioactive Materials License. However, one of the conditions for the termination of license is the certification that the facilities are not contaminated. This will require measurement of radioactivity in the site post removal of the radioactive materials, which will have to wait until travel restrictions have been eased and/or the safety of the personnel from COVID-19 can be guaranteed.

The 2020 Land Gravity Survey is for the acquisition of gravity data along profiles in parts of the Municipality of Daanbantayan and Bogo City that aims to further delineate the carbonate bodies detected in the said areas by the initial 3D gravity modelling exercise in 2019. The survey began on February 18, 2020 and was completed on March 14, 2020. A total of 84 stations, 300m to 500m apart were acquired during the survey. FEL has completed the correction of meter readings, coordinates, and elevations of gravity stations acquired during the survey. All corrected gravity data were forwarded to a geophysical contractor, Cosine Ltd, for data reduction, processing, and interpretation. The report for the first phase of gravity interpretation was received from Cosine Ltd in early December 2020 and submitted to the DOE in February 2021 after its review by FEL’s technical team . The second phase of the study, which involves depth modeling and identification of gravity prospects and leads, is ongoing.

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

Gross production for 2020 averaged 1,900 barrels of oil per day (“BOPD”) [2019 – 2,045 BOPD]. FEPC’s share is approximately 48.4 BOPD [2019 – 46 BOPD]. This represents a slight increase of 5.4% associated with the increase in participating interest of FEL in Galoc from 2.28% to 3.21% due to the withdrawal of one of the Consortium members, Galoc Production Company 2 (“GPC 2”) in September 2020, and the distribution of GPC 2’s participating interest of 26.84% to the remaining members on the same month. The increase in participating interest was accepted by FEPC in January 2021.

On May 7, 2020, GPC informed the DOE of the cessation of operation for Galoc Field starting September 24, 2020. This comes after GPC’s receipt of a Notice of Termination from Rubicon Offshore International (“ROI”), the owner of the floating production storage and offloading (“FPSO”) vessel, Rubicon Intrepid. GPC has also requested approval of the initial drawdown from the fund set-up under the DOE-approved Galoc Abandonment Plan for the implementation of the field suspension plan. However, in September 2020, the Galoc Joint Venture (“JV”) was able to negotiate with ROI for the sale of the Rubicon Intrepid that allowed Galoc Field to continue to be in production beyond the original cessation schedule of September 24, 2020. Tamarind, which owns GPC, formed a new subsidiary, Philippines Upstream Infrastructure (PUI), to acquire the FPSO from ROI. GPC and ROI then entered into a Transition Operations and Maintenance (“O&M”) contract to allow the current ROI crew to continue managing FPSO operations during a transition period that will last for about six (6) months. Finally, GPC entered into an O&M contract with Three60 Energy, an energy services provider, that will take over FPSO operations after the transition period. The contract will be for 24 months.

On December 23, 2020, GPC resigned as the SC 14C-1 operator effective on that date. On the same day, the JV elected NPG Pty Limited, GPC’s affiliate, to become the replacement operator.

On 01 February 2021, Three60 Energy formally assumed operational control of the Intrepid FPSO following a transition period with Rubicon Offshore that lasted for 4-1/2 months from September 2020 to January 2021.

From January to December 2021, Galoc Field produced a total of 630,250 bbls, or an average of 1,727 BOPD. Three liftings with a total cargo of 632,000 bbls were delivered in April, July, and November. Cumulative production from October 2008 to December 2021 stood at 23.42 million barrels (“MMbbls”) of oil.

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

A Quantitative Interpretation (“QI”) study was approved by the JV aimed at generating pay probability maps and identifying prospective zones that could be targets for any future well. It will also include detailed attribute analysis as several channelized sands within the GCU have been identified during the pilot study. The study was completed in December 2020.

On March 31, 2021, Philodrill informed the DOE of the JV’s decision not to enter the 12th year of the final 15-year term of SC 6A and consequently surrender the Service Contract. The current term of SC 6A is set to expire on February 28, 2024, which gives the JV limited time to drill an exploratory well and to develop a field in case of a discovery. However, the JV has also expressed its desire to enter the Philippine Conventional Energy Contracting Program (“PCECP”) of nominating and applying for a new SC over the area. As of December 31, 2021, Philodrill continues to prepare the technical bid documentation and the compilation of the legal and financial documents of the JV partners in preparation for the nomination and application for a new SC.

FEL will participate in the new SC application with a 6.05% interest after accepting its pro rata share of the interest of an oil company that decided not to participate in the SC application.

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

On December 06, 2021, Manta withdrew as Operator and Contractor in SC 6B as it was unable to fulfill its farm-in commitment to submit a POD for Cadlao Field before the end of 2021. Following Manta’s withdrawal, its 70% interest was reassigned to the JV partners and the operatorship reverted to Philodrill. The SC 6B JV later agreed to appoint Nido Petroleum Philippines Pty Ltd (“Nido”) as the Technical Operator to carry out the technical work, which includes the redevelopment of the Cadlao Field.

In late December 2021, Philodrill received a proposal from Nido, with the latter intending to increase its interest in SC 6B by carrying the farming-out companies in exploration and development costs up to first commercial production. Negotiations on the farm-in terms were ongoing as of yearend.

SC 14A [Nido], SC 14B [Matinloc] & SC 14B-1 [N. Matinloc]

Production from the Nido and Matinloc Fields was terminated permanently on March 13, 2019, after producing 22,173 barrels (“bbls”) of oil from January to March 2019. The Nido Field accounted for 93.06% of the total while Matinloc Field contributed the remaining 6.94%. Shell Philippines was the sole buyer for the crude during the period.

Nido started oil production in 1979 while Matinloc was put in place in 1982. The final inception-to-date production figures for the two fields are: 18,917,434 bbls for Nido and 12,582,585 bbls for Matinloc. The North Matinloc Field, which was in production from 1988 to 2017 produced a total of 649,765 bbls of oil. The total production for the three (3) fields is 32,149,784 barrels.

Seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully P&A from April to May 2019. The two remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations. Philodrill was preparing to implement the P&A program on the two wells in September 2020.

Following the suspension of field operations and the P&A of the wells in March 2019, Philodrill conducted the stripping and disposal of equipment and materials aboard the production platforms from June to October 2019. In December 2019, all production platforms were turned over to the DOE. On June 26, 2020, a Deed of Donation and Acceptance was signed by DOE with the Department of National Defense to formalize the transfer of ownership of the Nido and Matinloc platforms to the Armed Forces of the Philippines, which will now use the platforms for defense purposes.

The P&A of the remaining Nido production wells, A-1 and A-2 wells was completed on October 5, 2020. This was originally scheduled in April 2020 but had to be deferred due to COVID 19-related health and travel restrictions.

With the completion of P&A of all production wells, a Notice to Surrender the SC 14A, 14B, 14B-1, Tara, and SC 14D blocks was sent to the DOE on February 16, 2021. This is now awaiting DOE’s final approval.

SC 14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan “A” and “B” structures.

In 2018, the JV headed by Philodrill completed mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991. The JV is studying options to develop the field.

The SC 14C2 and SC 74 consortia conducted a joint Rock Physics and QI studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data. The initial phase of the study was carried out and completed by Ikon in October 2019. Only the SC 74 JV had decided to proceed with the second phase of the QI Study.

In 2019, Desert Rose Petroleum Limited (“DRPL”) expressed interest to re-develop the West Linapacan “A” Field through a farm-in process and through the purchase of participating interests from companies that are willing to divest. For the divesting members, DRPL offered a nominal transaction price of US$100.00 and some contingent payments during production.

DRPL was previously given until June 30, 2021 to finalize the agreements related to the farm-in. In early July 2021, DRPL has informed the SC 14C-2 JV of its decision not to pursue the farm-in, thus, canceling all transaction documents it previously signed with the JV.

The JV is now looking at inviting other companies to farm-in.

Forum Energy Objectives and Strategy

The core objective of FEL is to maximize the potential of its investments and its current licenses to generate income, whilst at the same time continuing to reduce administrative expenses.

FEL plans to achieve this by:

•	Development of SC 72
•	Continued review of exploration blocks to identify potential drilling targets
•	Continued review of administrative expenses

For further details regarding Forum Energy, see its 2020 financial statement package at https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2021 is not expected to be available until Q3 of 2022.

Risk factors specific to FEL

The Company is exposed to certain risk factors which are specific to its investment in Forum Energy. These include the following:

•	On October 16, 2020, FEL received notice from the DOE that the FM imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72. Under the current work program commitments, FEL now has 20 months from the date of lifting of the FM to drill two commitment wells. The total cost of drilling these wells depends on a number of factors, the Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to the implementation of the MOU involving SC 72. The risk therefore exists that should FEL not be able to meet its commitments to the DOE, it may have to surrender its rights to SC 72 or pay a penalty equivalent to the minimum financial commitment of the current sub-phase.
•	FEL’s cash inflows is heavily dependent on the Galoc Field production, which continued to operate beyond the original cessation date of September 24, 2020 following an agreement the operator GPC signed with ROI, the owner of the FPSO Rubicon Intrepid. The viability of continued production depends on the consistent output of the producing wells as well as the price of oil.

•	FEL’s operations do not generate sufficient cash to fund new exploration work in Galoc and its other blocks; therefore, in the event FEL issued new capital to fund these costs, the Company’s interest in Forum Energy may be diluted.
•	FEL is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in FEL.
•	FEL’s interest in its main asset SC 72 could be diluted depending on the agreement reached, if any, with potential farmin partners in the future.
•	Further exploration work has to be completed on SC 72 and SC 40 to confirm the value of the resources within these properties.
•	In March 2017, FEL, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million. The loan facility had an initial term of three years and bears interest at LIBOR + 3.5% per annum but was extended to April 16, 2020. On April 14, 2020, FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each. This resulted in all accrued interest being paid in full and the amount of the loan principal outstanding being reduced to US$5,091,204. The term of this loan was extended to December 31, 2021 with interest at LiBOR+3.5% payable quarterly. On August 7, 2020, FEC purchased $346,202 (6.8%) of the loan principal plus accrued interest of $939. In the event that this loan facility will be renewed, FEL may issue new shares to settle the amounts outstanding. Terms of the loan agreement do not include a provision for PXP or FEC to convert any unpaid amount into new shares of FEL.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are different from US GAAP (refer to the Auditors’ Report dated March 29, 2022).

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

Fiscal year ended December 31, 2021 versus December 31, 2020

Our accounts show a loss for the year ended December 31, 2021 of $168,208, or $0.00 per share, versus a loss of $187,052 for the same period in 2020. General and administration expense were $179,161 for the year ended December 31, 2021 versus $211,677 for the same period in 2020. Overall expenses were slightly lower than those experienced in the previous year. Lower consulting fees, a gain on foreign exchange and lower office and miscellaneous costs mainly accounted for the difference. Professional fees were $24,320 for the year ended December 31, 2021 versus $22,388 for the same period in the previous. Office and miscellaneous costs were $34,139 for the year ended December 31, 2021 versus $24,028 for the same period in the previous year due to a one time cost in 2020. Consulting fees for the year ended December 31, 2021 were $111,693 versus $128,320 for the previous year due to the reduction of total fees paid to directors. Listing and filing fees were $16,041 for the year ended December 31, 2021 versus $18,370 for the same period in the previous year. The difference was not significant. For the year ended December 31, 2021, foreign exchange gain was $892 versus a loss of $4,333 for the same period in the previous year. Reversal of accounts payable for the year ended December 31, 2021 was $Nil versus $18,895 for the same period in the previous year as an amount due to Lascogon Mining Corporation was deemed to be extinguished and therefore was reversed

Fiscal year ended December 31, 2020 versus December 31, 2019

Our accounts show a loss for the year ended December 31, 2020 of $187,052, or $0.00 per share, versus a loss of $211,683 for the same period in 2019. General and administration expense were $211,677 for the year ended December 31, 2020 versus $213,561 for the same period in 2019. Overall expenses were slightly lower than those experienced in the previous year. Lower professional fees offset by an increase in consulting fees and office expenses mainly accounted for the difference. Professional fees were $22,388 for the year ended December 31, 2020 versus $56,773 for the same period in the previous year due to costs resulting from a shareholder complaint. Office and miscellaneous costs were $34,139 for the year ended December 31, 2020 versus $21,016 for the same period in the previous year due an accrual for some potential one-time costs. Consulting fees for the year ended December 31, 2020 were $128,320 versus $108,513 for the previous year due to an increase in fees paid to the directors. Listing and filing fees were $18,370 for the year ended December 31, 2020 versus $19,980 for the same period in the previous year. The difference was not significant. For the year ended December 31, 2020, foreign exchange loss was $4,333 versus $3,403 for the same period in the previous year. Reversal of accounts payable for the year ended December 31, 2020 was $18,895 versus $Nil for the same period in the previous year as an amount due to Lascogon Mining Corporation was deemed to be extinguished and therefore was reversed.

Balance Sheet

Our current assets were $122,154 at December 31, 2021 versus $544,175 for the year ended December 31, 2020. The difference is mainly a result of the higher cash balance, higher receivables balance and the loan due from Forum Energy. Our investment in Forum Energy was reflected at a carrying value of $1,835,111 in the financial statements as at December 31, 2021 (2020 - 1,835,111). Our assets reflect our investment in Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,835,111 or US$0.30 per share based on the most recent arms’ length financing completed by Forum Energy.

Liquidity and Capital Resources

Our working capital at December 31, 2021 was $108,835 versus $501,443 at December 31, 2020 and shareholders’ equity was $2,168,346 at December 31, 2021 (December 31, 2020 $2,336,554). The change was due to the completion of the Company’s previously mentioned Rights Offering.

Cash used in operating activities for the year ended December 31, 2021 was $191,796 versus $271,668 for the same period in 2020 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $Nil for the year ended December 31, 2021 versus 757,498 for the year ended December 31, 2020. In 2020 a Rights Offering transaction which commenced in 2019 was completed.

Cash provided by investing activities was $124,557 for the year ended December 31, 2021versus cash used in investing activities of $347,141 for the previous year.

On August 7, 2020 the Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan was unsecured, due on December 31, 2021 and bore interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis.

On November 10, 2021, the Company sold the FEL loan it owns to PXP Energy Corporation, at face value plus accrued interest. The proceeds from the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on Service Contract 72 and for working capital.

There has been no determination to date on the repayment or renewal of the $5,091,204 term loan. In the event that this loan facility will be not be renewed, FEL may issue new shares to settle the amounts outstanding. Terms of the loan agreement do not include a provision for PXP to convert any unpaid amount into new shares of FEL and we do not have the funds to purchase 6.8 percent of the outstanding loan should a conversion to shares of FEL take place.

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by FEC or c) any sale of FEL shares by FEC or d) any third party borrowing by FEC.

Capital Resources

We currently own 6.80% of Forum Energy. If Forum Energy is required to raise additional funds through equity issuances then we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

We anticipate that we will require additional funds for working capital in 2022 and we are evaluating options in order to raise the additional funds. If we are unable to raise additional funds there is significant doubt that we will be able to continue as a going concern.

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

On August 7, 2020, we purchased 6.8% of the $5,091,204 loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021 and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. As at December 31, 2020 accrued interest liability was $2,755.

On November 10, 2021, the Company sold the FEL loan it owns to PXP Energy Corporation, at face value plus accrued interest. The proceeds from the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on Service Contract 72 and for working capital. There has been no determination to date on the repayment or renewal of the $5,091,204 term loan. In the event that this loan facility will be not be renewed, FEL may issue new shares to settle the amounts outstanding. Terms of the loan agreement do not include a provision for PXP to convert any unpaid amount into new shares of FEL and we do not have the funds to purchase 6.8 percent of the outstanding loan should a conversion to shares of FEL take place.

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by FEC or c) any sale of FEL shares by FEC or d) any third party borrowing by FEC.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

We have prepared our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2021.

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

Recent Accounting Related Pronouncements

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2021.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1)(2)(3)	71	Director since November 2012, President and CEO from August 2015 to October 2020 and CFO from June 2015 to October 2020.
		Director since October 2011
Claro Ramirez (1)(3)	61	Director, President and CEO since October 2020
Daniel Carlos (1)(2)	58	Chief Financial Officer since October 2020
Mark Rilles	38

(1)	Member of Audit Committee in 2021
(2)	Member of Compensation Committee in 2021
(3)	Member of the Corporate Governance Committee in 2021

Information About our Directors and Officers

Mr. Daniel Carlos, Director, President, Chief Executive Officer

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

Mr. Mark Rilles, Chief Financial Officer

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

Mr. Claro Ramirez

Mr. Ramirez is a resident of Richmond, British Columbia, Canada and served as Senior Vice President of Philippine Long Distance Telephone Company (“PLDT”) until 2014, and President of First Coconut Manufacturing Inc. from 2014 to May 2018.

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

None of our executive officers or directors received other compensation in excess of the lesser of US $25,000 or 10% of such Executive Officer’s or Director’s cash compensation as reported in the compensation table below and all Executive Officers and directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table below.

No funds were set aside or accrued by us during the year ending December 31, 2021 to provide pension, retirement or similar benefits for our directors or Executive Officers. Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2021 and 2020 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2021

Directors/Officers	Salary		Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez		$24,000	$0.00		$24,000
Paul Wallace		$24,000	$0.00		$24,000
Daniel Carlos	$	Nil	$0.00	$	Nil
Mark Rilles	$	Nil	$0.00	$	Nil
Total		$48,000	$0.00		$48,000

(1)	“Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.”

Director Compensation for Fiscal Year ended December 31, 2020

Directors/Officers	Salary	Option Exercise Net Market Value(1)	Total Compensation
Claro Ramirez	$21,000	$0.00	$21,000
Lyle Brown (2)	$24,000	$0.00	$24,000
Paul Wallace	$21,000	$0.00	$21,000
Daniel Carlos	$ Nil	$0.00	$ Nil
Mark Rilles	$ Nil	$0.00	$ Nil
Total	$66,000	$0.00	$66,000

(1)	“Option Exercise Net Market Value” is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.”
(2)	Lyle Brown resigned as a Director on October 30, 2020.

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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities. We adopted a formal stock option plan on June 19, 2000. There were no stock options outstanding on December 31, 2021 and none were issued or exercised in 2021 or 2019.

C. Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee. No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term. All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the Audit Committee in 2021 were Daniel Carlos, Claro Ramirez, and Paul Wallace. New members of our Audit Committee for 2022 will be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the Compensation Committee in 2021 were Paul Wallace and Daniel Carlos. Members of our Compensation Committee for 2022 will be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of our Corporate Governance Committee in 2021 were Claro Ramirez and Paul Wallace. Members of our Corporate Governance Committee for 2022 will be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2021, we had no employees.

E. Share Ownership

The following table lists as of March 23, 2022, the share ownership of our directors and executive officers.

The following table sets forth certain information as of March 23, 2022 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group. Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated. Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer). The total shares outstanding on March 23, 2022 was 861,082,371.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. We are controlled by PXP due to the fact that, as indicated in the table below, it directly owns 78.39% of our outstanding voting securities and thus controls the outcome of all matters decided stockholder votes. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of March 23, 2022, according to the information available to us

Name	Number of Shares Owned	Percent of Class
PXP Energy Corporation *	674,999,986	78.39
CDS & Co.**	39,018,591	4.53
Cede & Co.**	42,913,251	4.98
Asian Coast International	62,740,000	7.29

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

As at March 23, 2022, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above. The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On March 23, 2022, the shareholders’ list showed 591 registered shareholders and 861,082,371 shares outstanding. The number of shares held by U.S. residents was 48,759,700 representing 5.66% of the total issued and outstanding shares. The total number of U.S. resident registered shareholders was 521.

B. Related Party Transactions

On August 7, 2020 the Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan was unsecured, due on December 31, 2021 and bore interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. On November 10, 2021, the Company sold the FEL loan to PXP at face value plus accrued interest. The proceeds of the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 and for working capital.

During the year ended December 31, 2021 general and administrative expenses included key management personnel compensation totaling $48,000 (2020: $66,000).

During the year ended December 31, 2021, PXP repaid $6,518 advanced by the Company for PXP filing fees related to the Right Offering.

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

C. Material Contracts.

See “Item 4. Information on the Company.”

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

E. Taxation

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of our common stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States; have never been resident in Canada; deal at arm’s length with us; hold their common stock as capital property; and who will not use or hold the common stock in carrying on a business in Canada.

This summary does not take into account provincial income tax consequences. This summary assumes that the publicly announced proposals will be enacted as proposed with the effective dates set out therein; otherwise, this summary assumes that there will be no other changes in law whether by judicial or legislative action.

If a non-resident were to dispose of common stock to another Canadian corporation which deals (or is deemed to deal) on a non-arm’s length basis with the non-resident, and which, immediately after the disposition, is connected with us (i.e. which holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our issued and outstanding shares), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately, or eventually, by means of a deduction in computing the paid-up capital of the purchasing corporation.

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

Our Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Annual Report (the “Evaluation Date”) and concluded they are not effective as discussed below.

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

As of December 31, 2021, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2021 and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2021, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 . (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board. Members of the Audit Committee in 2021 were Daniel Carlos, Claro Ramirez, and Paul Wallace. New members of our Audit Committee for 2022 will be appointed following our Annual and General Meeting of Shareholders.

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

ITEM 16 C. ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2021, an amount of $16,500was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP (“DMCL”). For the audit of the annual financial statements for the year ended December 31, 2020, an amount of $15,942 was billed by our external auditors DMCL.

Audit Related Fees

For the year ended December 31, 2021 $Nil (2020 - $5,500) was billed by DMCL for finalizing the review of our F1 rights offering and the review of interim financial statements.

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

Financial Statements:

FEC RESOURCES INC.

Financial Statements

As of December 31, 2021 and 2020

and for each of the years in the three year period ended

December 31, 2021

(Expressed in United States dollars)

37

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of FEC Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of FEC Resources Inc. (the "Company") as of December 31, 2021 and 2020, the related statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Critical Audit Matter	How the Matter was Addressed in the Audit

Fair value – Investment in Forum Energy Limited	Our audit procedures relating to this fair value measurement included the following:

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

	•	We agreed the share price used to the investee company’s share issuance that was completed during the year ended December 31, 2020;
	•	We confirmed with the investee company that it had not more recently issued shares at a different price; and
	•	We assessed other evidence and considered whether or not this indicated another measure of fair value may be more appropriate.

/s/ Dale Matheson Carr-Hilton LaBonte LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017

Vancouver, Canada

March 29, 2022

FEC RESOURCES INC.

Statements of Financial Position

Expressed in United States Dollars

	December 31	December 31
	2021	2020

ASSETS

Current assets
Cash (Note 6)	$113,998	$181,237
Receivables (Note 10(iii))	-	6,518
Prepaid expenses	8,156	7,463
Due from Forum Energy Limited (Note 8)	-	348,957
	122,154	544,175
Non-current assets
Due from Forum Energy Limited (Note 8)	224,400	-
Investment in Forum Energy Limited (Note 8)	1,835,111	1,835,111
	$2,181,665	$2,379,286

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Trade and accrued payables	$13,319	$42,732
	13,319	42,732

Shareholders Equity
Share capital (Note 9)	17,620,625	17,620,625
Contributed surplus (Note 9)	3,058,063	3,058,063
Deficit	(18,510,342)	(18,342,134)
	2,168,346	2,336,554
	$2,181,665	$2,379,286

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Daniel Carlos”	“Paul Wallace”
Director	Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF COMPREHENSIVE LOSS

Expressed in United States Dollars

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019
General and administrative expenses
General and administration (Notes 10 and 11)	$179,161	$211,677	$213,561
Operating loss	(179,161)	(211,677)	(213,561)

Interest income (Note 8 and 10)	10,953	5,730	1,878
Reversal of accounts payable	-	18,895	-
Net and Comprehensive Loss	$(168,208)	$(187,052)	$(211,683)

Loss per common share
- Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	861,082,371	598,068,920	409,143,765

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CHANGES IN EQUITY

Expressed in United States Dollars

For the years ended December 31, 2021, 2020 and 2019

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2021	$17,620,625	$3,058,063	$(18,342,134)	$2,336,554
Total comprehensive loss for the year	-	-	(168,208)	(168,208)
Balance December 31, 2021	$17,620,625	$3,058,063	$(18,510,342)	$2,168,346

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2020	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378
Total comprehensive loss for the year	-	-	(187,052)	(187,052)
Shares issued pursuant to rights offering, net (Note 9)	718,111	-	-	718,117
Shares issued for debt (Note 9)	170,111	-	-	170,111
Balance December 31, 2020	$17,620,625	$3,058,063	$(18,342,134)	$2,336,554

	Share capital	Contributed surplus	Deficit	Total
Balance January 1, 2019	$16,732,397	$3,058,063	$(17,943,399)	$1,847,061
Total comprehensive loss for the year	-	-	(211,683)	(211,683)
Balance December 31, 2019	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CASH FLOWS

Expressed in United States Dollars

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2021	2020	2019
Cash used in:
OPERATING ACTIVITIES
Net loss for the year	$(168,208)	$(187,052)	$(211,683)

Non-cash items included in net loss
Depreciation	-	205	87
Accrued interest income	-	(1,816)	-
Reversal of accounts payable	-	(18,895)	-
Changes in working capital related to operating activities
Receivables	6,518	(3,446)	(1,027)
Prepaid expenses	(693)	(175)	(733)
Trade and accrued payables	(29,413)	(60,489)	66,294
Net cash used in operating activities	(191,796)	(271,668)	(147,062)

FINANCING ACTIVITY
Issuance of shares pursuant to rights offering	-	846,750	-
Transaction costs	-	(89,252)	(39,381)
Net cash provided by (used in) financing activity	-	757,498	(39,381)

INVESTING ACTIVITY
Loan to Forum Energy Limited	124,557	(347,141)	-
Net cash used in investing activity	124,557	(347,141)	-

Net increase (decrease) in cash	(67,239)	138,689	(186,443)
Cash – beginning of the year	181,237	42,548	228,991
Cash – end of the year	$113,998	$181,237	$42,548

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

(Expressed in United States Dollars)

Note 1	Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEL”). The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At December 31, 2021, the Company has a 6.8% interest in FEL. (Note 8).

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (“PXP”) with a registered office at 2/F LaunchPad, Reliance corner Sheridan Streets, Mandaluyong City 1550, Metro Manila, Philippines.

Note 2	Basis of Preparation and Going Concern

	a)	Statement of Compliance

These financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on March 29, 2022.

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

(Expressed in United States Dollars)

Note 2 Basis of Preparation (continued)

c)	Nature of Operations and Going Concern

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk. The Company has an accumulated deficit since inception of $18,510,342.

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

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares. As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares. Management continues to look at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings. Given the share price of the Company, and given that any external financings may have been extremely dilutive, the Company undertook a rights offering during the 2020 to raise funds to sustain operations.

Management has concluded that the combination of these circumstances gives rise to a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2021, December 31, 2020 and December 31, 2019. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e)	Financial Instruments

The Company measures financial instruments at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

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

The Company's financial assets at amortized cost consists of cash, receivables and due from FEL.

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

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

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2021.

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

December 31, 2021

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

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired. The Company does not currently have any investments in associates as it has concluded that it does not have significant influence in FEL as a result of its 6.8% ownership interest (Note 8).

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

Note 6	Cash

Cash held at banks earns interest at floating rates based on daily bank deposit rates.

Note 7	Equipment

Computer Equipment	December 31 2021	December 31 2020	December 31 2019
Cost
Opening Cost	$15,543	$15,543	$15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,543)	$(15,338)	$(15,251)
Charge for the year	-	(205)	(87)
Ending Accumulated Depreciation	(15,543)	(15,543)	(15,338)

Carrying Value	$-	$-	$205

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

(Expressed in United States Dollars)

Note 8	Investment in Forum Energy Limited (”FEL”)

	i)	Investment in FEL

The investment in FEL is summarized as follows:

	Number of shares held	Amount

Balance December 31, 2019	5,550,200	$1,665,000
Purchased pursuant to private placement	567,038	170,111
Balance December 31, 2020, and 2021	6,117,238	$1,835,111

As at December 31, 2021, the Company’s interest in FEL was 6.80% (2020 – 6.80%).

On April 14, 2020, FEL completed a fund raising of $2,500,000 which was achieved by FEL issuing new shares at a price of $0.30 each. In advance of the Company’s Rights Offering, PXP paid the Company’s share of FEL’s financing thus allowing the Company to maintain its 6.8% interest in FEL at a cost of approximately $170,111. During 2020, this advance was settled by the issuance of new common shares from treasury at the same price as the Rights Offering price.

On August 7, 2020, the Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan was unsecured, due on December 31, 2021, and bore interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis.

On November 10, 2021, the Company sold the FEL loan it owns to PXP Energy Corporation at face value plus accrued interest. The proceeds from the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on Service Contract 72 and for working capital. The funding was made by way of a non-interest bearing, unsecured loan. This new loan has no specified repayment date.

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

(Expressed in United States Dollars)

Note 8 Investment in Forum Energy Limited (”FEL”) (continued)

Determination of fair value

The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.

The Company has classified its investment in FEL as Level 2 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $1,835,111 to be indicative of the fair value of the investment in FEL upon the adoption of IFRS 9, as there have been no changes in the circumstances that would change management’s assessment of fair value. The fair value of the investment is consistent with the implied value based on the price of the April 14, 2020 financing which is a Level 2 input.

Note 9	Share Capital

	a)	Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance, December 31, 2019	409,143,765	$16,732,397
Issued pursuant to rights offering	376,333,540	718,117
Issued for debt	75,605,066	170,111
Balance December 31, 2020, and 2021	861,082,371	$17,620,625

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

(Expressed in United States Dollars)

Note 9 Share Capital (continued)

c)	Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately. There were no stock options outstanding on December 31, 2021 or December 31, 2020 and none were issued between January 1, 2019 and December 31, 2021.

Note 10	Related Party Transactions and Balances

(i)

On August 7, 2020, the Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan was unsecured, due on December 31, 2021, and bore interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. On November 10, 2021, the Company sold the FEL loan to PXP at face value plus accrued interest. The proceeds of the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 (Note 8) and for working capital. FEL is a related party by virtue of it having the same controlling shareholder as the Company.

	(ii)	During the year ended December 31, 2021, general and administrative expenses included key management personnel compensation totaling $48,000 (2020: $66,000; 2019: 48,000).

	(iii)	During the year ended December 31, 2021, PXP repaid $6,518 advanced by the Company for PXP filing fees related to the Right Offering.

Note 11	General and administrative expenses

	December 31, 2021	December 31, 2020	December 31, 2019
Professional fees	$24,320	$22,388	$56,773
Bank charges	3,971	3,922	3,789
Listing and filing fees	16,041	18,370	19,980
Office and miscellaneous	24,028	34,139	21,016
Consulting (Note 10)	111,693	128,320	108,513
Depreciation (Note 7)	-	205	87
Foreign exchange	(892)	4,333	3,403
	$179,161	$211,677	$213,561

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

(Expressed in United States Dollars)

Note 12	Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Loss before income taxes	$(168,208)	$(187,052)	$(211,683)
Tax recovery based on statutory rate of 27.0% (2021: 27.0%, 2020: 27.0%)	(45,000)	(51,000)	(57,000)
Permanent differences	2,000	-	(7,000)
	(43,000)	(51,000)	(64,000)
Changes in unrecognized deferred tax assets	43,000	51,000	64,000
Total income tax expense	$-	$-	$-

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2021 and 2020 are summarized as follows:

	December 31, 2021	December 31, 2020

Allowable capital losses	$468,000	$468,000
Non-capital losses	1,770,000	1,727,000
Capital assets and other	1,000	1,000
Investments	858,000	858,000
Unrecognized deferred tax assets	(3,097,000)	(3,054,000)

As at December 31, 2021, the Company had estimated non-capital losses for Canadian tax purposes of $6,554,000 that expire between 2027 to 2041 which may be carried forward to offset future years’ taxable income.

The potential benefit of these carry-forward non-capital losses has not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

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

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at December 31, 2021, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2021, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2021

(Expressed in United States Dollars)

Note 13 Financial Instruments and Risk Management (continued)

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositor’s insurance available in each respective account. Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The Company is also exposed to credit risk on the amount due from FEL. Management assesses that this credit risk is mitigated by the fact that FEL is supported financially by PXP. The maximum exposure of credit risk is the Company’s cash deposit of $113,998 (2020: $181,237), receivables of $Nil (December 31, 2020: $6,518) and due from FEL of $224,400 (2020: $348,957).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2021, the Company’s accounts payable and accrued liabilities were $13,319, all of which fall due for payment within twelve months of the date of the statement of financial position.

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

As at December 31, 2021 the Company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

Note 15	Subsequent Event

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by FEC or c) any sale of FEL shares by FEC or d) any third party borrowing by FEC.

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

Date: April 1, 2022	FEC Resources Inc.
(Registrant)

/s/ Daniel Carlos
President and Chief Executive Officer

