Form 20-F/A
period 2021-12-31
FEC Resources Inc.
filed 2022-04-07
CIK 849997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 861,082,371 Common Stock.

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

FEC Resources Inc. (the “Company,” “we,” “us” or “our”) is filing this Amendment No. 1 to its Annual Report on Form 20F/A for the year ended December 31, 2021 (the “Amended Annual Report”) for the sole purpose of correcting the cover page of the annual report as filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2022 (the “Original Annual Report”). This Amended Annual Report corrects the number of outstanding shares of common stock as of the close of the period covered by the Original Annual Report from 409,143,765 to 861,082,371 shares of common stock.

This Amended Annual Report speaks as of the filing date of the Form 20-F (the "Filing Date"), does not reflect events that may have occurred subsequent to the Filing Date, and does not modify or update in any way disclosures made in the Form 20-F filed as of April 1, 2022.

2

ITEM 19. EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

11	Code of Ethics *;

12.1	Certification by the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

12.2	Certification by the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1	Certification by the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.2	Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

*	Previously filed

**	Supplemental Information required: Independent Registered Public Accounting Firm: DALE MATHESON CARRHILTON LABONTE LLP CHARTERED PROFESSIONAL ACCOUNTANTS, Vancouver, Canada (PCAOB ID 1173)

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: April 7, 2022	FEC Resources Inc.
(Registrant)

/s/ Daniel Carlos
President and Chief Executive Officer

4