Form 20-F
period 2022-12-31
FEC Resources Inc.
filed 2023-03-31
CIK 849997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For Fiscal Year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from __________________ to _________________

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

FORM 20-F ANNUAL REPORT FISCAL YEAR 2022

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

-	oil and natural gas price volatility affecting companies we invest in;
-	uncertainties in the estimates of proved reserves, and in the projection of future rates of production and timing of development expenditures from companies we invest in;
-	the ability of companies we invest in to find and acquire additional reserves;
-	risks associated with investments, acquisitions, exploration, development and production directly or by companies we invest in;
-	risks associated with owning minority interests in unlisted investments whose shares are not readily traded nor for which there is a quoted market price;
-	operating hazards attendant to the oil and natural gas business for companies we invest in;
-	potential constraints on the ability of companies we invest in to market reserves due to limited transportation space;
-	climatic conditions faced by companies we invest in;
-	availability and cost of labor, material, equipment and capital to us and companies we invest in;
-	the ability of companies we invest in to employ and retain key managerial and technical personnel;
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

Table No. 3(A)(1)

U.S. Dollar/Canadian Dollar

Currency Exchange Table No. 1

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/22	1.30	1.39	1.25	1.35
Fiscal Year Ended 12/31/21	1.25	1.29	1.20	1.27
Fiscal Year Ended 12/31/20	1.34	1.45	1.27	1.27
Fiscal Year Ended 12/31/19	1.33	1.36	1.30	1.30
Fiscal Year Ended 12/31/18	1.30	1.36	1.23	1.36

The current closing rate of exchange was 1.3610 on March 3, 2023.

Table No. 3(A)(2)

U.S. Dollar/Canadian Dollar

	9/22	10/22	11/22	12/22	1/23	2/23
High	1.37	1.39	1.37	1.39	1.37	1.36
Low	1.30	1.35	1.33	1.34	1.33	1.33

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2022, 2021, 2020, 2019 and 2018. The information presented below for the five year period ended December 31, 2022, 2021, 2020, 2019 and 2018 is derived from our audited financial statements. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/22 (‘000) - except per share data	Year Ended 12/31/21 (‘000) - except per share data	Year Ended 12/31/20 (‘000) - except per share data	Year Ended 12/31/19 (‘000) - except per share data	Year Ended 12/31/18 (‘000) - except per share data
Revenue	$-	$-	$-	$-	$-
Net (Loss) Income	$(193)	$(168)	$(187)	$(212)	$(218)
Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	861,082	861,082	598,069	409,144	409,144
Working Capital	$140	$109	$501	$(69)	$182
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders’ Equity	$1,975	$2,168	$2,337	$1,635	$1,847
Share Capital	$17,621	$17,621	$17,621	$16,732	$16,732
Capital Stock Shares (‘000)	861,082	861,082	861,082	409,144	409,144
Total Assets	$2,280	$2,182	$2,379	$1,757	$1,903

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

D. Risk Factors

GENERAL BUSINESS RISKS

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($193,182) during the year ended December 31, 2022 (2021 – ($168,208); 2020 – ($187,052). We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $18,703,524 as at December 31, 2022. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2023. We have no sources of revenue in the year ended December 31, 2022 and our only source of revenue has been from the sale of the Forum Energy Limited (“Forum Energy” or “FEL”) shares and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. The last sale of FEL shares was in 2015.

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

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620 bringing the total to $423,020. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by us or c) any sale of FEL shares by us or d) any third party borrowing by us. We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022 under the same terms and conditions as the PXP Loan. As at December 31, 2022 the outstanding PXP Loan balance was $289,262 which included accrued interest of $10,642.

Should FEL require additional financing requiring us to advance funds in order to maintain our 6.8% interest, there can be no guarantee that we will be able to provide the necessary funds and as a result our interest in FEL may be diluted.

Management considers the Company to be a going concern because of the support of PXP in the short term but there is no certainty that the Company will be able to continue as a going concern past 2023 without additional debt or equity financing.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”. Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2022, 2021 and 2020 and have no income other than that generated from interest on cash balances, interest on a loan to FEP, and the sale of FEP shares. Our ability to continue as a “going concern” in the long term is dependent on benefiting from our investments and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

We Believe We Don’t Have Sufficient Working Capital to Support Our Business beyond 2023. We Will Need Additional Funds in Order to Sustain our Operations in Order to See if Our Investments Will be Successful and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

 Funds used in operations for the fiscal years ended December 31, 2022 and 2021 were $(180,930) and $(191,796), respectively. We have been dependent upon the proceeds of the sale of FEL shares, equity and debt financing in addition to the disposition of assets to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620 bringing the total to $423,020. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by us or c) any sale of FEL shares by us or d) any third party borrowing by us. We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022 under the same terms and conditions as the PXP Loan. As at December 31, 2022 the outstanding PXP Loan balance was $289,262 which included accrued interest of $10,642.

Should FEL require additional financing requiring us to advance funds in order to maintain our 6.8% interest, there can be no guarantee that we will be able to provide the necessary funds and as a result our interest in FEL may be diluted.

Since PXP has agreed to fund our business until only December 31, 2023, there is no certainty that we will be able to continue operations past December 31, 2023.

As of Now We Do Not Intend to Pay Dividends In the Foreseeable Future, and thus, You Should Not Expect to Receive Dividends.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. At March 3, 2023, we had 861,082,371 common shares outstanding. We currently have 687,507,135 shares eligible to be resold pursuant to Rule 144. We do not intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. If a decision was made to file a Registration Statement for these common shares. no prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time. The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

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

As of the record date, based on the information available to us, PXP beneficially owned 674,999,986 Common Shares which represents approximately 78% of the total number of our Common Shares issued and outstanding.

Foreign Laws, Rules and Environmental Regulations to Which Companies We Invest In May Adversely Affect Our Business Operations As Well As the Market Price For Our Stock.

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

It Is Possible that Our Title for the Claims in Which We Have a Direct or Indirect Interest in Will Be Challenged By Third Parties.

 Although we will attempt to ascertain the status of the title for any projects in which we have or will invest in, there is no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries, claims have been made and new claims are being made by aboriginal peoples, and other countries claiming rights that call into question the property rights granted by the governments of those countries. An example of this is the force majeure declared on SC 72 because this contract area falls within the territorial disputed area of the West Philippine Sea which was the subject of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China. On July 12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.

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

ITEM 4. INFORMATION ON THE COMPANY

A. Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation. Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation. On May 18, 2005, we changed our name to FEC Resources, Inc. We have no subsidiaries. We currently hold 6.80% of the issued and outstanding capital of FEL and, in addition, we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that holds the rights to a 64 hectare license, which has been abandoned. We also own a 1.08% interest in Lascogon Mining Corporation which owns the Mineral Production and Sharing Agreement 148 (“MPSA 148”), a gold exploration project in the Philippines.

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

Since then, the 2021 and 2022 Work Program and Budget for SC 72 was approved by the DOE. Preparations for drilling activities, including the purchase of long lead items, requisitions for other materials, and signing up of technical services, were undertaken for the conduct of geophysical and geotechnical surveys, and the drilling of wells Sampaguita 4 and Sampaguita 5 starting second quarter of 2022.

On April 6, 2022, FGL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 11, 2022, as a result of not receiving the necessary clearance, force majeure was once again declared on SC 72.

In June 2022, media outlets reported that the MOU between China and the Philippines had been terminated although media outlets also reported that discussions would continue on joint exploration of SC 72.

On October 11, 2022 the DOE granted PXP and Forum the following: (i) the Declaration of Force Majeure for SC 75 and SC 72 from 6 April 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, PXP and Forum will be entitled to an extension of the exploration period under SC75 and SC72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on 06 April 2022.

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620 bringing the total to $423,020. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by FEC or c) any sale of FEL shares by FEC or d) any third party borrowing by FEC. We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022 under the same terms and conditions as the PXP Loan. As at December 31, 2022 the outstanding PXP Loan balance was $289,262 which included accrued interest of $10,642.

On March 20, 2023, the DOE further affirmed that the entire period from October 14, 2020 (when the Force Majeure was lifted) to April 6, 2022 (when the same was re-imposed) will be credited back to SC 72. Thus, once the Force Majeure is lifted in the future, FGL will have 20 months to drill the two commitment wells, which is equivalent to the remaining term of Sub-Phase 2 of SC 72 prior to October 14, 2020.

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

Forum Energy Plc. (“FEP”)/Forum Energy Limited (“Forum Energy” or “FEL”)

We currently own 6.80% of Forum Energy. Forum Energy was established through the consolidation in 2005 of the Philippine assets of FEC Resources, Inc. of Canada, and Sterling Energy Plc of the UK, into one corporate entity. Forum Energy is a private company, which has participating interests in six (6) oil and gas blocks in the Philippines through various subsidiaries. Forum Energy’s subsidiaries are Forum Energy Philippines Corporation (“FEPC”), Forum (GSEC 101) Limited (“FGL”), and ForumPH SC72 Holdings, Inc. (“ForumPH”).

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

A summary of Forum Energy’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 14C-1 Galoc	3.21%	Yes
SC 6A Octon(1)	6.72%	No
SC 6B Bonita	2.45%	No
SC 14A Nido (2)	8.47%	No
SC 14B Matinloc (2)	12.41%	No
SC 14B-1 North Matinloc (2)	19.46%	No
SC 14C-2 West Linapacan	9.10%	No
SC 14D Retention Area (2)	8.16%	No
SC 14 Tara (2)	10%	No

(1) The block was surrendered to the DOE on March 31, 2021 and was approved by the DOE on September 5, 2022. The area will be nominated for a new SC.

(2) A Notice to Surrender of the blocks were issued by Operators Philodrill and AC Energy (for Tara) on February 16, 2021. This was approved by the DOE on May 18, 2022.

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

On February 15, 2010, the GSEC 101 license was converted to SC 72 and FEL immediately conducted geological and geophysical works to further evaluate the block and to fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, FEL acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita Field (the “Sampaguita 3D”). These fulfilled the Consortium’s minimum work obligation under Sub-Phase (“SP”) 1.

Based on a technical evaluation conducted by Weatherford Petroleum Consultants in 2012, the Sampaguita Field is estimated to contain 2.6 trillion cubic feet (TCF) of in-place contingent gas resources and 5.4 TCF of prospective gas resources.

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

Also in October 2018, FEL started the Broadband Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019.

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

Since then, the 2021 and 2022 Work Program and Budget for SC 72 was approved by the DOE. Preparations for drilling activities, including the purchase of long lead items, requisitions for other materials, and signing up of technical services, were undertaken for the conduct of geophysical and geotechnical surveys, and the drilling of wells Sampaguita 4 and Sampaguita 5 starting second quarter of 2022.

A Technical Services Agreement (“TSA”) with AWT International, a third-party upstream petroleum consultancy company, was signed on June 28, 2021, with July 01, 2021 effective date. AWT will provide drilling management and manpower support services to FGL to deliver the latter’s two-well commitment in 1H 2022.

On April 6, 2022, FGL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 11, 2022, as a result of not receiving the necessary clearance, force majeure was once again declared on SC 72.

In June 2022, media outlets reported that the MOU between China and the Philippines had been terminated although media outlets also reported that discussions would continue on joint exploration of SC 72.

On October 11, 2022 the DOE granted PXP and Forum the following: (i) the Declaration of Force Majeure for SC75 and SC72 from 6 April 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, PXP and Forum will be entitled to an extension of the exploration period under SC75 and SC72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on 06 April 2022.

On March 20, 2023, the DOE further affirmed that the entire period from October 14, 2020 (when the Force Majeure was lifted) to April 6, 2022 (when the same was re-imposed) will be credited back to SC 72. Thus, once the Force Majeure is lifted in the future, FGL will have 20 months to drill the two commitment wells, which is equivalent to the remaining term of Sub-Phase 2 of SC 72 prior to October 14, 2020.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPC’s 66.67% owned subsidiary FEI.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas. It contains the Libertad Gas Field and several other prospects.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at a spacing of 200m to 500m. The processing and interpretation of the gravity data was carried out in two (2) stages. The first stage is a 3D inverse grid depth modelling which was undertaken by contractor Cosine. This was completed in early 2019. The second stage is a detailed stratigraphic 3D multi-sectional model done in-house by the FEI technical team under Cosine’s quality control supervision. During this stage, a number of possible carbonate bodies were identified in certain areas of the block. Delineation of this features required additional data; thus a gravity survey was conducted in the first quarter of 2020.

On November 21, 2019, FEI submitted the WP&B for 2020, which includes the continuation of the Gravity Interpretation – Stage 2, Radioactive Waste Management, and the conduct of a Land Gravity Survey. This was approved by the DOE on December 2, 2019. The radioactive wastes, which were part of FEI’s wireline logging tools, were safely transported from Daanbantayan, Cebu and turned over to the Philippine Nuclear Research Institute in February 2020. Thereafter, FEI applied for the termination of its Radioactive Materials License. However, one of the conditions for the termination of license is the certification that the facilities are not contaminated. This will require measurement of radioactivity in the site post removal of the radioactive materials.

The 2020 Land Gravity Survey is for the acquisition of gravity data along profiles in parts of the Municipality of Daanbantayan and Bogo City that aims to further delineate the carbonate bodies detected in the said areas by the initial 3D gravity modelling exercise in 2019. The survey began on February 18, 2020 and was completed on March 14, 2020 with a total of 84 stations acquired at intervals of between 300m and 500m. After completing the correction of meter readings, coordinates, and elevations of gravity stations acquired during the survey, FEI forwarded the data to Cosine for data reduction, processing, and interpretation.

The report for the first phase of gravity interpretation was received from Cosine Ltd in early December 2020 and submitted to the DOE in February 2021 after its review by FEI’s technical team. The data acquired will be incorporated with the results of the previous gravity surveys and will be used to update the current depth model for northern Cebu. The second phase of the study involved depth modeling and identification of gravity prospects and leads.

The results of the gravity modelling Stage 2 was reviewed by Cosine and an initial feedback was received by FEI in Q4 2021. The report was finalized in June 2022 and was submitted to the DOE on July 7, 2022.

In 2019, FEI engaged the services of an operations geologist to prepare the geological program and prospect montage for the Dalingding Prospect, a reefal structure located in onshore Cebu defined by seismic which has the Barili Limestone as the primary target. A well, Dalingding-1, was drilled by Cophil Exploration in 1996 and was plugged and abandoned as a dry hole with minor gas shows after reaching a total depth of 1,508 ft. Following FEI’s re-evaluation of the prospect, it was concluded that Dalingding-1 did not reach the Barili target, which is estimated at 1,740 ft, or 232 ft below the well’s total depth. The current plan is to drill a well down to at least 4,000 ft to penetrate the Barili and secondary targets underneath.

In June 2022, FEI contracted a drilling consultant to prepare drilling programs and budgets for two wells, one of which will be located in the Dalingding Prospect.

In August 2022, FEI contracted a third-party for the disposal of the Hycalog Rig and ancillary equipment stored in Brgy. Maya, Daanbantayan, Cebu Province. The sale process started on September 13, 2022 of which the highest bid was offered by a Luzon-based company. The pull-out of items started in December 2022.

On December 16, 2022, FEI submitted the SC 40 WP&B for 2023 with a firm program consisting of an Independent Technical Evaluation of the Maya and Dalingding Prospects to be carried out in the first quarter of 2023.

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

On February 01, 2021, Three60 Energy formally assumed operational control of the Intrepid FPSO following a transition period with Rubicon Offshore that lasted for 4-1/2 months from September 2020 to January 2021.

From January to December 2021, Galoc Field produced a total of 630,250 bbls, or an average of 1,727 BOPD. Three liftings with a total cargo of 632,000 bbls were delivered in April, July, and November.

Upon the DOE’s request, NPG prepared a new decommissioning plan (“DP”) that will be implemented once Galoc Field reaches its end of life. The June 2021 DP updated the 2016 Abandonment Plan as well as the 2020 Suspension & Abandonment Plan, both of which had already received DOE approval. The DP was submitted to the DOE on July 30, 2021. It documents the scope and associated cost of final field decommissioning, including the plans for the FPSO, subsea equipment, and production wells. The decommissioning activity will cost around US$ 24 million, with US$ 9.5 million allocated for FPSO disconnection and subsea equipment abandonment, and US$ 14.5 million for permanent P&A of the production wells. The Galoc Field is forecasted to remain viable to operate even beyond the expiry date of SC 14C-1 in December 2025.

From January 1 to December 31, 2022, the Galoc Field produced a total of 565,084 barrels, or an average of 1,549 BOPD. Three (3) liftings with a total cargo of 479,955 bbls were delivered in February, June, and October 2022. Cumulative production from October 8, 2008 to December 31, 2022 stood at 23.98 million barrels of oil (MMbbls). For 2023, three (3) liftings are anticipated with a parcel size per lifting of 170,000 barrels +/- 10%.

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

A Quantitative Interpretation (“QI”) study was approved by the JV aimed at generating pay probability maps and identifying prospective zones that could be targets for any future wells. It also includes detailed attribute analysis as several channelized sands within the GCU have been identified during the pilot study. An amended WP&B for 2020 to cover this additional study was approved by the DOE in July 2020. The LMKR report was submitted to the DOE in July 2021.

The current term of SC 6A is set to expire on February 28, 2024, which gives the JV limited time to drill an exploratory well and to develop a field in case of a discovery. In view of this, the Consortium decided to surrender the contract effective March 31, 2021 and, upon its approval by the DOE, apply for a new contract under the Philippine Conventional Energy Contracting Program (PCECP) on area nomination. The surrender of the SC was approved by the DOE on September 5, 2022. Philodrill and the partners are currently preparing the documents for the application for a new SC. PXP and FEL will each have a participating interest of 6.72% in the new SC after accepting their pro rata share of the participating interests of two oil companies that decided not to participate in the SC application.

SC 6B Bonita

SC 6B Bonita covers an area of 567 square kilometers and contains the Bonita discovery.

An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao Prospect has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies outside SC 6B. In view of this, the JV has requested for the reconfiguration of SC 6B to append the Cadlao Field for possible joint development in the future. On March 14, 2018, the DOE approved the annexation of Cadlao Block to SC 6B.

The Cadlao Field was discovered in 1977 and produced about 11 million barrels (“MMbbls”) of oil from two (2) subsea production wells from 1981-1991. It has estimated recoverable reserves of 3.7 MMbbls (1P) and 5.7 MMbbls (2P) based on GCA (2012). The East Cadlao has estimated recoverable resources of 1.48 MMbbls (P10) and 1.17 MMbbls (P50) based on Philodrill Report (2016).

On October 17, 2019, the FIA, Deed of Assignment and transfer of operatorship from Philodrill to Manta Oil Company Ltd. (“Manta”) were approved conditionally by the DOE, requiring Manta to submit additional financial documents. Under the FIA, Manta will carry the JV up to First Oil to earn 70% interest. FEL’s interest will be reduced to 2.4546% from 8.182% upon completion of the farm-in.

On December 6, 2021, Manta withdrew as Operator and Contractor in SC 6B as it was unable to fulfill its farm-in commitment to submit a POD for Cadlao Field before the end of 2021. Following Manta’s withdrawal, its 70% interest was reassigned to the JV partners and the operatorship reverted to Philodrill. The SC 6B JV later agreed to appoint Nido Petroleum Philippines Pty Ltd (“Nido”) as the Technical Operator to carry out the technical work, which includes the redevelopment of the Cadlao Field.

Nido subsequently submitted a farm-in proposal to the JV to increase its participating interest in the Service Contract from 9.09% to 72.727% and take over the operatorship of the Service Contract. Under the farm-in, Nido will fund 100% of the drilling, extended well test, and subsequent development of the Cadlao Field in return for the additional 63.637% Participating Interest. A farm-in agreement was later executed on February 11, 2022 with FEPC’s interest being reduced to 2.4546% from 8.182% in exchange for the said carry in Cadlao’s development costs.

Nido proposes a two-phase re-development consisting of Phase 1: A 3 to 9-month Extended Well Test (EWT) using a new single deviated well (Cadlao-4), a mobile offshore production unit (MOPU), and either a floating storage and offloading (FSO) vessel or a shuttle tanker; and Phase 2: Further development of the EWT well and additional wells potentially substituting the MOPU for a small wellhead platform (WHP) and storage barge.

The Deed of Assignment (DOA) of Participating Interest to Nido and the revised 2022 WP&B were submitted to the DOE on April 11, 2022. The WP&B includes the drilling of Cadlao-4 by the 4th Quarter of 2022 at the earliest, to be followed by an EWT. The spud date of the well, however, will be dependent on final contracting, including rig and FSO unit availability.

The DOE approved the WP&B on May 26, 2022, while the documents related to the assignment of interest to Nido remain under review.

SC 14A [Nido], SC 14B [Matinloc] & SC 14B-1 [N. Matinloc]

Production in the Nido and Matinloc Fields was terminated permanently on March 13, 2019, after producing 22,173 barrels (“bbls”) of oil from January to March 2019. The Nido Field accounted for 93.06% of the total while Matinloc Field contributed the remaining 6.94%. Shell Philippines was the sole buyer for the crude during the period.

Nido started oil production in 1979 while Matinloc was put in place in 1982. The final inception-to-date production figures for the two fields are: 18,917,434 bbls for Nido and 12,582,585 bbls for Matinloc. The North Matinloc Field, which was in production from 1988 to 2017 produced a total of 649,765 bbls of oil. The total production for the three (3) fields is 32,149,784 barrels.

Seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully P&A from April to May 2019. The P&A of the two remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.

Following the suspension of field operations and the P&A of most of the wells in March 2019, Philodrill conducted the stripping and disposal of equipment and materials aboard the production platforms from June to October 2019. In December 2019, all production platforms were turned over to the DOE. On June 26, 2020, a Deed of Donation and Acceptance was signed by DOE with the Department of National Defense to formalize the transfer of ownership of the Nido and Matinloc platforms to the Armed Forces of the Philippines, which will now use the platforms for defense purposes.

The P&A of the remaining Nido production wells, A-1 and A-2 wells was completed on October 5, 2020. This was originally scheduled in April 2020 but had to be deferred due to COVID 19-related health and travel restrictions.

With the completion of P&A of all production wells, a Notice to Surrender the SC 14A, 14B, 14B-1, Tara, and SC 14D blocks was sent to the DOE on February 16, 2021. This was approved by the DOE on May 18, 2022.

SC 14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan “A” and “B” structures. The Consortium headed by Philodrill continues with its evaluation of the viability of redeveloping the West Linapacan “A” Field, which was discovered in 1990 and produced over 8 MMBO from 1992 before being shut-in in 1996.

In 2018, Philodrill completed the mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991. The JV is studying options to develop the field.

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

By the end of March 2021, the relevant closing conditions, which include regulatory approval in the Sale and Purchase Agreement (SPA) and the Farm-out Agreement (FOA) were not yet completed. The process of finalizing the documents, including the Deed of Assignment (DOA) arising out of the SPA and FOA, was severely delayed by the COVID-19 situation. DRPL was previously given until March 31, 2021 to finalize the agreements but it has requested an extension until June 30, 2021. DRPL eventually decided not to pursue its farm-in plans for the block. As a result of DRPL’s exit, Philodrill re-assumed the block’s operatorship and FEPC’s participating interest in the block returned to its pre farm-in interest of 9.103%.

In 2019, the SC 14C-2 and SC 74 Consortia conducted joint Rock Physics and QI studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data. The initial phase of the study was carried out and completed by Ikon in October 2019. Only the SC 74 JV, however, decided to proceed with the second phase of the QI Study.

In September 2021, the JV commenced a technical study on the West Linapacan “B” Field that focuses on a review of available geologic and well data, digitization of well logs, reservoir modeling, and fracture analysis, to be followed by resource estimation. The Phase 1 of the study was completed in November 2021 with preliminary results indicating a stand-alone development for the West Linapacan “B” Field would not be economically viable. Philodrill continued with the Phase 2 of the study which comprises the formulation of an appraisal/conceptual development and scoping economics involving the West Linapacan “A” and “B” Fields. The results indicate a joint development of the fields is feasible provided certain conditions related to recoverable reserves, development costs, production rates, and oil price are met.

On October 20, 2022, Nido Petroleum, a current member of the SC 14C-2 Consortium, submitted a proposal to drill a well and conduct an EWT on West Linapacan “A” in 2023 in exchange for acquiring an additional 62.721% of the Filipino Partners’ current participating interest. On October 28, 2022, the Filipino partners submitted a counter-proposal related to sharing in the proceeds during production, which is now under Nido’s consideration.

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

For further details regarding Forum Energy, see its 2021 financial statement package at

https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2022 is not expected to be available until Q3 of 2023.

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

On April 6, 2022, FEL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 11, 2022, as a result of not receiving the necessary clearance, force majeure was once again declared on SC 72.

In June 2022, media outlets reported that the MOU between China and the Philippines had been terminated although media outlets also reported that discussions would continue on joint exploration of SC 72.

On October 11, 2022 the DOE granted PXP and Forum the following: (i) the Declaration of Force Majeure for SC75 and SC72 from 6 April 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, PXP and Forum will be entitled to an extension of the exploration period under SC75 and SC72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on 06 April 2022.

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

•

In March 2017, FEL, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million. The loan facility had an initial term of three years and bears interest at LIBOR + 3.5% per annum but was extended to April 16, 2020. On April 14, 2020, FEL completed a fund raising of US$2,500,000 which was achieved by FEL issuing new shares at a price of US$0.30 each. This resulted in all accrued interest being paid in full and the amount of the loan principal outstanding being reduced to US$5,091,204. The term of this loan was extended to December 31, 2021 with interest at LIBOR + 3.5% payable quarterly. On August 7, 2020, FEC purchased $346,202 (6.8%) of the loan principal plus accrued interest of $939.

On November 10, 2021, we sold the FEL loan to PXP at face value plus accrued interest. The proceeds of the sale were used to fund our $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 and for working capital.

On March 10, 2022, we announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620 bringing the total to $423,020. The advance to FEL was via non-interest bearing loans. In order to fund the $198,620, we accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of LIBOR + 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by us or c) any sale of FEL shares by us or d) any third party borrowing by us. For the period ended December 31, 2022, PXP advanced an additional $80,000 to us for working capital under the same terms and conditions as the PXP Loan. As at December 31, 2022 the outstanding PXP Loan balance was $289,262 which included accrued interest of $10,642.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are different from US GAAP (refer to the Auditors’ Report dated March 30, 2023).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. Cash held in Canadian dollars is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2022, together with the notes related thereto. The discussion contains forward-looking statements that involve risks and uncertainties. Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2022 versus December 31, 2021

Our accounts show a loss for the year ended December 31, 2022 of $193,182, or $0.00 per share, versus a loss of $168,208 for the same period in 2021. General and administration expense were $182,578 for the year ended December 31, 2022 versus $179,161 for the same period in 2021. Overall expenses were slightly higher than those experienced in the previous year. Lower consulting fees, offset by a loss on foreign exchange and higher professional fees mainly accounted for the difference. Professional fees were $31,080 for the year ended December 31, 2022 versus $24,320 for the same period in the previous year as we engaged professional advice with respect to our strategic options going forward. Office and miscellaneous costs were $23,861 for the year ended December 31, 2022 versus $24,028 for the same period in the previous year. The difference was nominal. Consulting fees for the year ended December 31, 2022 were $103,671 versus $111,693 for the previous year due to the reduction of total fees paid from cost cutting measures which is also anticipated to be lower in 2023. Listing and filing fees were $15,549 for the year ended December 31, 2022 versus $16,041 for the same period in the previous year. The difference was nominal. For the year ended December 31, 2021, foreign exchange loss was $4,712 versus a gain of $892 for the same period in the previous year. The average foreign exchange for 2022 was 1.3013 versus 1.2535 in 2021. Interest income was $38 for the year ended December 31, 2022 versus $10,953 for the same period in the previous year. The difference was because we disposed of our interest bearing loan to FEL. Interest expense for the year ended December 31, 2022 was $10,642 versus $Nil for the same period in the previous year. The difference was due to interest on the loans from PXP in 2022.

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

Balance Sheet

Our current assets were $444,677 at December 31, 2022 versus $346,554 for the year ended December 31, 2021. The difference is mainly a result of the lower cash balance offset by the increase in due from FEL. Our investment in Forum Energy was reflected at a carrying value of $1,835,111 in the financial statements as at December 31, 2022 (2021 - $1,835,111). Our assets reflect our investment in Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $1,835,111 or US$0.30 per share based on the most recent arms’ length financing completed by Forum Energy.

Liquidity and Capital Resources

Our working capital at December 31, 2022 was $140,053 versus $333,235 at December 31, 2021 and shareholders’ equity was $1,975,164 at December 31, 2022 (December 31, 2021 $2,168,346). On December 31, 2021 our cash balance was $100,930 higher than on December 31, 2022 and our receivable from FEL was $198,620 lower on December 31, 2021. In addition, on December 31, 2022, our short-term loans payable were $289,262 versus $Nil on December 31, 2021. These differences mainly accounted for the changes in working capital.

Cash used in operating activities for the year ended December 31, 2022 was $180,930 versus $191,796 for the same period in 2021 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $278,620 for the year ended December 31, 2022 versus $Nil for the year ended December 31, 2021. The difference was due to loans from PXP in 2022.

Cash used in investing activities was $198,620 for the year ended December 31, 2022 versus cash provided by investing activities of $124,557 for the previous year. In 2022, we advanced an additional $198,620 to FEL for pre-drilling costs. In 2021, we sold our interest bearing loan to PXP and advanced $224,400 to FEL for pre-drilling costs, the net result of which was cash for operating capital in the amount of $124,557.

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

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by us or c) any sale of FEL shares by us or d) any third party borrowing by us. During the year ended December 31, 2022, we received $80,000 in additional working capital loans under the same terms and conditions as the PXP Loan. The total outstanding loan balance including accrued interest is $289,262.

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

We anticipate that we will require additional funds for working capital in 2023 and we are evaluating options in order to raise the additional funds. If we are unable to raise additional funds there is significant doubt that we will be able to continue as a going concern. Currently PXP has agreed to fund our operations until December 31, 2023 under the same terms and conditions as the PXP Loan.

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

On November 10, 2021, we sold the FEL loan we owned to PXP Energy Corporation, at face value plus accrued interest. The proceeds from the sale were used to fund our $224,400 share of FEL’s pre-drilling costs for two exploratory wells on Service Contract 72 and for working capital.There has been no determination to date on the repayment or renewal of the $5,091,204 term loan. In the event that this loan facility will be not be renewed, FEL may issue new shares to settle the amounts outstanding. Terms of the loan agreement do not include a provision for PXP to convert any unpaid amount into new shares of FEL and we do not have the funds to purchase 6.8 percent of the outstanding loan should a conversion to shares of FEL take place.

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, we accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by us or c) any sale of FEL shares by us or d) any third party borrowing by us. During the year ended December 31, 2022, we received $80,000 in additional working capital loans under the same terms and conditions as the PXP Loan. The total outstanding loan balance including accrued interest is $289,262

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

We have prepared our consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2022.

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

Recent Accounting Related Pronouncements

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2022.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1)(2)(3)	72	Director since November 2012, President and CEO from August 2015 to October 2020 and CFO from June 2015 to October 2020.
Claro Ramirez (1)(3)	62	Director since October 2011
Daniel Carlos (1)(2)	59	Director, President and CEO since October 2020
Mark Rilles	39	Chief Financial Officer since October 2020

(1)	Member of Audit Committee in 2022

(2)	Member of Compensation Committee in 2022

(3)	Member of the Corporate Governance Committee in 2022

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

No funds were set aside or accrued by us during the year ending December 31, 2022 to provide pension, retirement or similar benefits for our directors or Executive Officers. Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2022 and 2021 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2022

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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities. We adopted a formal stock option plan on June 19, 2000. There were no stock options outstanding on December 31, 2022 and none were issued or exercised in 2022 or 2021.

C. Board Practices

We have an Audit Committee, a Compensation Committee and a Corporate Governance Committee. No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term. All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the Audit Committee in 2022 were Daniel Carlos, Claro Ramirez, and Paul Wallace. New members of our Audit Committee for 2023 will be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the Compensation Committee in 2022 were Paul Wallace and Daniel Carlos. Members of our Compensation Committee for 2023 will be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations. Members of our Corporate Governance Committee in 2022 were Claro Ramirez and Paul Wallace. Members of our Corporate Governance Committee for 2023 will be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2022, we had no employees.

E. Share Ownership

The following table lists as of March 3, 2023, the share ownership of our directors and executive officers.

The following table sets forth certain information as of March 3, 2023 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group. Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated. Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer). The total shares outstanding on March 3, 2023 was 861,082,371.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries. We are controlled by PXP due to the fact that, as indicated in the table below, it directly owns 78.39% of our outstanding voting securities and thus controls the outcome of all matters decided stockholder votes. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of March 3, 2023, according to the information available to us.

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

As at March 3, 2023, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above. The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On March 3, 2023, the shareholders’ list showed 592 registered shareholders and 861,082,371 shares outstanding. The number of shares held by U.S. residents was 48,759,720 representing 5.66% of the total issued and outstanding shares. The total number of U.S. resident registered shareholders was 522.

B. Related Party Transactions

On August 7, 2020 we purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan was unsecured, due on December 31, 2021 and bore interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. On November 10, 2021, we sold the FEL loan to PXP at face value plus accrued interest. The proceeds of the sale were used to fund our $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 and for working capital.On March 10, 2022, we advanced an additional $198,620 for a total advance of $423,020. The advances made to FEL are due on demand and non-interest bearing.

During the year ended December 31, 2022 general and administrative expenses included key management personnel compensation totaling $48,000 (2021: $48,000).

During the year ended December 31, 2021, PXP repaid $6,518 advanced by us for PXP filing fees related to the Right Offering.

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.The advance to FEL was via non-interest bearing loans.In order to be able to fund the $198,620, we accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023 or b) any equity issuance by us or c) any sale of FEL shares by us or d) any third party borrowing by us.We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022 under the same terms and conditions as the PXP Loan. As at December 31, 2022 the outstanding PXP Loan balance was $289,262 which included accrued interest of $10,642. Total interest expense amounted to $10,642 for the period ended December 31, 2022 (2021 – Nil; 2020 – Nil).

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

As of December 31, 2022, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of relevant IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2022 and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2022, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 . (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors. The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board. Members of the Audit Committee in 2022 were Daniel Carlos, Claro Ramirez, and Paul Wallace. New members of our Audit Committee for 2023 will be appointed following our Annual and General Meeting of Shareholders.

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

ITEM 16 C. ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2022, an amount of $15,000 was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP (“DMCL”). For the audit of the annual financial statements for the year ended December 31, 2021, an amount of Canadian $17,000 was billed by our external auditors DMCL.

Audit Related Fees

There were no audit related fees for the year ended December 31, 2022 or December 31, 2021.

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

Financial Statements:

FEC RESOURCES INC.

Financial Statements

As of December 31, 2022 and 2021

and for each of the years in the three year period ended

December 31, 2022

(Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm (PCAOB ID 1173)

To the shareholders and the board of directors of FEC Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of FEC Resources Inc. (the "Company") as of December 31, 2022 and 2021, the related statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
•

We obtained the report prepared by a valuation specialist engaged by the Company and assessed the reasonability of using the most recent price of shares issued by the investee company and evaluated other potential indicators of fair value.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017

Vancouver, Canada

March 30, 2023

FEC RESOURCES INC.

Statements of Financial Position

Expressed in United States Dollars

	December 31	December 31
	2022	2021

ASSETS

Current assets
Cash (Note 6)	$13,068	$113,998
Prepaid expenses	8,589	8,156
Due from Forum Energy Limited (Note 8)	423,020	224,400
	444,677	346,554
Non-current assets
Investment in Forum Energy Limited (Note 8)	1,835,111	1,835,111
	$2,279,788	$2,181,665

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables	$15,362	$13,319
Short term loan (Note 10)	289,262	-
	304,624	13,319
Shareholders’ Equity
Share capital (Note 9)	17,620,625	17,620,625
Contributed surplus (Note 9)	3,058,063	3,058,063
Deficit	(18,703,524)	(18,510,342)
	1,975,164	2,168,346
	$2,279,788	$2,181,665

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Daniel Carlos”	“Paul Wallace”
Director	Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF COMPREHENSIVE LOSS

Expressed in United States Dollars

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2022	2021	2020
General and administrative expenses
General and administration (Notes 10 and 11)	$182,578	$179,161	$211,677
Operating loss	(182,578)	(179,161)	(211,677)

Interest income (Note 8)	38	10,953	5,730
Interest expense	(10,642)	-	-
Reversal of accounts payable	-	-	18,895
Net and Comprehensive Loss	$(193,182)	$(168,208)	$(187,052)

Loss per common share
- Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	861,082,371	861,082,371	598,068,920

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CHANGES IN EQUITY

Expressed in United States Dollars

For the years ended December 31, 2022, 2021 and 2020

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2022	$17,620,625	$3,058,063	$(18,510,342)	$2,168,346
Total comprehensive loss for the year	-	-	(193,182)	(193,182)
Balance December 31, 2022	$17,620,625	$3,058,063	$(18,703,524)	$1,975,164

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2021	$17,620,625	$3,058,063	$(18,342,134)	$2,336,554
Total comprehensive loss for the year	-	-	(168,208)	(168,208)
Balance December 31, 2021	$17,620,625	$3,058,063	$(18,510,342)	$2,168,346

	Share capital	Contributed surplus	Deficit	Total
Balance January 1, 2020	$16,732,397	$3,058,063	$(18,155,082)	$1,635,378
Total comprehensive loss for the year	-	-	(187,052)	(187,052)
Shares issued pursuant to rights offering, net (Note 9)	718,111	-	-	718,117
Shares issued for debt (Note 9)	170,111	-	-	170,111
Balance December 31, 2020	$17,620,625	$3,058,063	$(18,342,134)	$2,336,554

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CASH FLOWS

Expressed in United States Dollars

	Year ended December 31 2022	Year ended December 31 2021	Year ended December 31 2020

Cash used in:
OPERATING ACTIVITIES
Net loss for the year	$(193,182)	$(168,208)	$(187,052)

Non-cash items included in net loss
Depreciation	-	-	205
Accrued interest income	-	-	(1,816)
Reversal of accounts payable	-	-	(18,895)
Accrued interest expense	10,642
Changes in working capital related to operating activities
Receivables	-	6,518	(3,446)
Prepaid expenses	(433)	(693)	(175)
Trade and accrued payables	2,043	(29,413)	(60,489)
Net cash used in operating activities	(180,930)	(191,796)	(271,668)

FINANCING ACTIVITY
Loan from PXP Energy Corporation	278,620	-	-
Issuance of shares pursuant to rights offering	-	-	846,750
Transaction costs	-	-	(89,252)
Net cash provided by financing activity	278,620	-	757,498

INVESTING ACTIVITY
Loan to Forum Energy Limited	(198,620)	124,557	(347,141)
Net cash provided by (used in) investing activity	(198,620)	124,557	(347,141)

Net increase (decrease) in cash	(100,930)	(67,239)	138,689
Cash – beginning of the year	113,998	181,237	42,548
Cash – end of the year	$13,068	$113,998	$181,237

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

(Expressed in United States Dollars)

Note 1 Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEL”). The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At December 31, 2022, the Company has a 6.8% interest in FEL. (Note 8).

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

The financial statements were authorized for issue by the Board of Directors on March 30, 2023.

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

c) Nature of Operations and Going Concern

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk. The Company has an accumulated deficit since inception of $18,703,524.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

(Expressed in United States Dollars)

Note 2 Basis of Preparation (continued)

              c) Nature of Operations and Going Concern (continued)

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

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares. As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares. Management continues to look at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings. Given the share price of the Company, and given that any external financings may have been extremely dilutive, the Company undertook a rights offering during 2020 and accepted loans from PXP Energy Corporation to raise funds to sustain operations and participate in pre-drilling costs on Service Contract (“SC”) 72.

Management has concluded that the combination of these circumstances gives rise to a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. As at December 31, 2022, the Company’s management believes it has sufficient cash to fund the ongoing operations for the next 12 months. The continuation of the Company is dependent upon its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders. There is no assurance that the Company will be able to obtain adequate financing in the future or that such dispositions will be on terms advantageous to the Company. These material uncertainties may cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustment could be material.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

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

b) Foreign Currency Translation

The functional and presentation currency of the Company is the US dollar. Accordingly, foreign currency transactions and balances are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are principally translated using daily exchange rates, except for depreciation and depletion which is translated at historical exchange rates. Foreign exchange gains and losses are recognized in net loss and presented in the statements of Comprehensive Loss in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the statements of cash flows.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

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

d) Loss Per Share

Basic loss per share is computed by dividing the net loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant year.

Diluted loss per common share is computed by dividing the net loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2022, December 31, 2021 and December 31, 2020. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

e) Financial Instruments

The Company measures financial instruments at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

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

December 31, 2022

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

December 31, 2022

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

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise of trade payables, short term loans, and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Short term loans represent liabilities for advances from PXP for working capital and pre-drilling costs.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

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

Note 4 Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2022.

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

December 31, 2022

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

Note 6 Cash

Cash held at banks earns interest at floating rates based on daily bank deposit rates.

Note 7 Equipment

Computer Equipment	December 31 2022	December 31 2021	December 31 2020
Cost
Opening Cost	$15,543	$15,543	$15,543
Additions	-	-	-
Ending Cost	15,543	15,543	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,543)	$(15,543)	$(15,338)
Charge for the year	-	-	(205)
Ending Accumulated Depreciation	(15,543)	(15,543)	(15,543)

Carrying Value	$-	$-	$-

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

(Expressed in United States Dollars)

Note 8 Investment in Forum Energy Limited (”FEL”)

i)	Investment in FEL

The investment in FEL is summarized as follows:

	Number of shares held	Amount

Balance December 31, 2020, 2021 and 2022	6,117,238	$1,835,111

As at December 31, 2022, the Company’s interest in FEL was 6.80% (2021 – 6.80%).

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

On November 10, 2021, the Company sold the FEL loan it owns to PXP Energy Corporation, at face value plus accrued interest. The proceeds from the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 and for working capital. On March 10, 2022, the Company advanced an additional $198,620 (Note 10(i)) for a total advance of $423,020. The advances made to FEL are due on demand and non-interest bearing.

FEL’s assets consist of interests in various petroleum service contracts in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On March 2, 2015, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notified FEL that it could re-commence exploration. On October 16, 2020, FEL received a letter from the DOE lifting the force majeure and directing FEL to resume exploration activities on SC 72.

On April 6, 2022, FEL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 8, FEL advised the DOE that in compliance with the DOE directive they “have suspended (or caused the suspension of) all activities in the West Philippine Sea beginning April 6, 2022, in the process, incurring substantial stand-by and other costs.” On April 11, 2022, as a result of not receiving the necessary clearance, force majeure was once again declared on SC 72.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

(Expressed in United States Dollars)

Note 8 Investment in Forum Energy Limited (”FEL”) (continued)

On October 11, 2022, the DOE granted PXP and Forum the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, PXP and Forum will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

Determination of fair value

The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.

The Company has classified its investment in FEL as Level 2 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $1,835,111 to be indicative of the fair value of the investment in FEL as there have been no changes in the circumstances that would change management’s assessment of fair value. The fair value of the investment is consistent with the implied value based on the price of the April 14, 2020 financing which is a Level 2 input.

Note 9 Share Capital

a) Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance December 31, 2020, 2021, and 2022	861,082,371	$17,620,625

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

(Expressed in United States Dollars)

Note 9 Share Capital (continued)

c) Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately. There were no stock options outstanding on December 31, 2022 or December 31, 2021 and none were issued between January 1, 2020 and December 31, 2022.

Note 10 Related Party Transactions and Balances

The Company considers its officers (CEO and CFO) and directors to be key management. Key management are those persons having authority and responsibility for planning, directing, and controlling activities, directly or indirectly, of the Company.

(i)

On August 7, 2020, the Company purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan was unsecured, due on December 31, 2021, and bore interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. On November 10, 2021, the Company sold the FEL loan to PXP at face value plus accrued interest. The proceeds of the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 and for working capital. On March 10, 2022, the Company advanced an additional $198,620 for a total advance of $423,020. The advances made to FEL are due on demand and non-interest bearing.

(ii)	During the year ended December 31, 2022, general and administrative expenses included key management personnel compensation totaling $48,000 (2021: $48,000; 2020: 66,000).

(iii)	During the year ended December 31, 2022, PXP repaid $Nil (2021: $6,518) advanced by the Company for PXP filing fees related to the Right Offering.

(iv)

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal are repayable on the earlier of a) December 31, 2023, or b) any equity issuance by FEC, or c) any sale of FEL shares by FEC, or d) any third party borrowing by FEC. The Company also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022 under the same terms and conditions as the PXP Loan. As at December 31, 2022, the outstanding PXP Loan balance was $289,262 which included accrued interest of $10,642. Total interest expense amounted to $10,642 for the year ended December 31, 2022 (2021 – Nil; 2020 – Nil).

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

(Expressed in United States Dollars)

Note 11 General and administrative expenses

	December 31, 2022	December 31, 2021	December 31, 2020
Professional fees	$31,080	$24,320	$22,388
Bank charges	3,705	3,971	3,922
Listing and filing fees	15,549	16,041	18,370
Office and miscellaneous	23,861	24,028	34,139
Consulting (Note 10)	103,671	111,693	128,320
Depreciation (Note 7)	-	-	205
Foreign exchange	4,712	(892)	4,333
	$182,578	$179,161	$211,677

Note 12 Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Income (loss) before income taxes	$(193,182)	$(168,208)	$(187,052)
Tax expense (recovery) based on statutory rate of 27.0%	(52,000)	(45,000)	(51,000)
Permanent differences	(4,000)	2,000	-
	(56,000)	(43,000)	(51,000)
Changes in unrecognized deferred tax assets	56,000	43,000	51,000
Total income tax expense	$-	$-	$-

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2022 and 2021 are summarized as follows:

	December 31, 2022	December 31, 2021

Allowable capital losses	$468,000	$468,000
Non-capital losses	1,827,000	1,770,000
Capital assets and other	-	1,000
Investments	858,000	858,000
Unrecognized deferred tax assets	(3,153,000)	(3,097,000)
	$-	$-

As at December 31, 2022, the Company had estimated non-capital losses for Canadian tax purposes of $6,768,000 that expire between 2026 to 2042 which may be carried forward to offset future years’ taxable income.

The potential benefit of these carry-forward non-capital losses has not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

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

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at December 31, 2022, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2022, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2022

(Expressed in United States Dollars)

Note 13 Financial Instruments and Risk Management (continued)

b) Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositor’s insurance available in each respective account. Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The Company is also exposed to credit risk on the amount due from FEL. Management assesses that this credit risk is mitigated by the fact that FEL is supported financially by PXP. The maximum exposure of credit risk is the Company’s cash deposit of $13,068 (2021: $113,998), and due from FEL $423,020 (2021: $224,400).

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2022, the Company’s accounts payable and accrued liabilities were $15,362 and loans from PXP were $289,262, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of accounts payable and accrued liabilities and loans from PXP approximate their fair values due to the relatively short periods to maturity of the instruments.

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

As at December 31, 2022 the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

ITEM 19. EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *
1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *
11.	Code of Ethics *;
12.1	Certification by the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);
12.2	Certification by the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.1	Certification by the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.2	Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).

* Previously filed

47

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: March 30, 2023	FEC Resources Inc.
(Registrant)

/s/ Daniel Carlos
President and Chief Executive Officer

48