Form 20-F
period 2023-12-31
FEC Resources Inc.
filed 2024-04-02
CIK 849997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For Fiscal Year ended December 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________________

For the transition period from ____________ to ____________

Commission file number 0-17729

FEC RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Canada

(Jurisdiction of incorporation or organization)

Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5

(Address of principal executive offices)

Paul Wallace, +61447296715, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405, of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☒	Other	☐

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

Table No. 3(A)(1)

U.S. Dollar/Canadian Dollar

Currency Exchange Table No. 1

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/23	1.35	1.39	1.31	1.32
Fiscal Year Ended 12/31/22	1.30	1.39	1.25	1.35
Fiscal Year Ended 12/31/21	1.25	1.29	1.20	1.27
Fiscal Year Ended 12/31/20	1.34	1.45	1.27	1.27
Fiscal Year Ended 12/31/19	1.33	1.36	1.30	1.30

The current closing rate of exchange was 1.3587 on March 27, 2024.

Table No. 3(A)(2)

U.S. Dollar/Canadian Dollar

	9/23	10/23	11/23	12/23	1/24	2/24
High	1.37	1.39	1.39	1.36	1.35	1.36
Low	1.34	1.36	1.36	1.32	1.33	1.35

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2023, 2022, 2021, 2020, and 2019.  The information presented below for the five year period ended December 31, 2023, 2022, 2021, 2020, and 2019 is derived from our audited financial statements.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/23 (‘000) - except per share data	Year Ended 12/31/22 (‘000) - except per share data	Year Ended 12/31/21 (‘000) - except per share data	Year Ended 12/31/20 (‘000) - except per share data	Year Ended 12/31/19 (‘000) - except per share data
Revenue	$-	$-	$-	$-	$-
Net (Loss) Income	$(192)	$(193)	$(168)	$(187)	$(212)
Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (‘000)	861,082	861,082	861,082	598,069	409,144
Working Capital	$(679)	$140	$109	$501	$(69)
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders’ Equity	$1,783	$1,975	$2,168	$2,337	$1,635
Share Capital	$17,621	$17,621	$17,621	$17,621	$16,732
Capital Stock Shares (‘000)	861,082	861,082	861,082	861,082	409,144
Total Assets	$2,479	$2,280	$2,182	$2,379	$1,757

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

D.  Risk Factors

GENERAL BUSINESS RISKS

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($191,795) during the year ended December 31, 2023 (2022 – ($193,182); 2021 – ($168,208). We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $18,895,319 as at December 31, 2023.   We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2024.  We have no sources of revenue in the year ended December 31, 2023, and our only source of revenue has been from the sale of the Forum Energy Limited (“Forum Energy” or “FEL”) shares and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments.  The last sale of FEL shares was in 2015.

On July 31, 2020, we closed a Rights Offering and received net proceeds of approximately $718,117.  On the same date, we also settled a Rights Offering Advance of $170,111 previously received from PXP Energy Corporation (“PXP”) by issuing 75,605,066 shares to PXP at the same price of $0.00225.

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

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620, bringing the total to $423,020.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, we accepted a loan from PXP for the same amount (“PXP Loan”).

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by us to $627,020.  The funds to participate in the financing were obtained via further PXP Loans.

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) June 30, 2024, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022, and $356,500 for the year ended December 31, 2023, under the same terms and conditions as the PXP Loan.  As at December 31, 2023, the outstanding PXP Loan balance was $678,155, which included accrued interest of $43,235.  Total interest expense amounted to $32,593 for the year ended December 31, 2023 (2022 – 10,642; 2021 – Nil).

On December 21, 2023, $626,820 of advances made to FEL by us were converted to shares in FEL at a price of US$0.30 per share.  The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

Should FEL require additional financing requiring us to advance funds in order to maintain our 6.8% interest, there is no guarantee that we can provide the necessary funds and, as a result, our interest in FEL may be diluted.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2023, 2022, and 2021 and have no income other than that generated from interest on cash balances, interest on a loan to FEL, and the sale of FEL shares.  Our ability to continue as a “going concern” in the long term is dependent on benefiting from our investments and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

We Believe We Don’t Have Sufficient Working Capital to Support Our Business. We Will Need Additional Funds in Order to Sustain our Operations in Order to See if Our Investments Will be Successful and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2023 and 2022 were $(158,162) and $(180,930), respectively.  We have been dependent upon the proceeds of the sale of FEL shares, equity and debt financing in addition to the disposition of assets to fund operations.  No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620, bringing the total to $423,020.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, the Company accepted a PXP Loan.

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by us to $627,020.   The funds to participate in the financing were obtained via further PXP Loans.

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) June 30, 2024, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022, and $356,500 for the year ended December 31, 2023, under the same terms and conditions as the PXP Loan.  As at December 31, 2023, the outstanding PXP Loan balance was $678,155, which included accrued interest of $43,235.  Total interest expense amounted to $32,593 for the year ended December 31, 2023 (2022 – 10,642; 2021 – Nil).

On December 21, 2023, $626,820 of advances made to FEL by us were converted to shares in FEL at a price of US$0.30 per share.  The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.  The balance of $200 from the advances was assumed by PXP.

Should FEL require additional financing requiring us to advance funds in order to maintain our 6.8% interest, there is no guarantee that can provide the necessary funds and, as a result, our interest in FEL may be diluted.

Although, PXP has agreed to fund our business for the foreseeable future , there is no certainty that PXP will continue to do so and that we will be able to continue operations.

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

The Value and Transferability of Our Shares May Be Adversely Impacted By the Limited Trading Market For Our Shares and the Penny Stock Rules.

There is only a limited trading market for our shares on the Pink Sheets.  There can be no assurance that: (a) we will be able to be listed again on the OTCQB, due to enhanced listing requirements that were implemented by OTC Markets in 2014, (b) this market will be sustained, or (c) that we will be able to satisfy any future trading criteria that may be imposed by the Financial Industry Regulatory Authority (“FINRA”).

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  As of March 27, 2024, we had 861,082,371 common shares outstanding.  We currently have 688,207,409 shares eligible to be resold pursuant to Rule 144. We do not intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. If a decision was made to file a Registration Statement for these common shares. no prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

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

A.  Our Corporate History and Development.

We were incorporated on February 8, 1982 in British Columbia, Canada, under the name Tylox Corporation.  Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation.  On May 18, 2005, we changed our name to FEC Resources, Inc.  We have no subsidiaries.  We currently hold 6.80% of the issued and outstanding capital of FEL and, in addition, we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that holds the rights to a 64 hectare license, which has been abandoned.  We also own a 1.08% interest in Lascogon Mining Corporation which owns the Mineral Production and Sharing Agreement 148 (“MPSA 148”), a gold exploration project in the Philippines.

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

Recent Developments

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Steering Committee that will supervise projects under the two countries’ joint oil and gas exploration in the West Philippines Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the Under the Memorandum of Understanding (“MOU”) signed in October 2018, the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical, and commercial aspects of cooperation on certain areas in the West Philippine Sea. China’s government has appointed China National Offshore Oil Corporation (“CNOOC”) as its representative to the Working Group(s). FEL will be the Philippine government’s representative to the Working Group that will be created for SC 72.  This indicates continuing participation of private companies on the Philippine side and provides protection to existing service contractors such as FEL, which holds and operates SC 72.

On October 16, 2020, FEL received notice from the Philippine Department of Energy (“DOE”) that the force majeure (“FM”) imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  FEL was given 20 months from the date of lifting of the FM to drill two (2) commitment wells.  The total cost of drilling these wells depends on a number of factors, the Company’s management estimated the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to SC 72.

Since then, the 2021 and 2022 Work Program and Budget for SC 72 was approved by the DOE. Preparations for drilling activities, including the purchase of long lead items (“LLIs”), requisitions for other materials, and signing up of technical services, were undertaken for the conduct of geophysical and geotechnical surveys, and the drilling of wells Sampaguita 4 and Sampaguita 5 starting second quarter of 2022.

On April 6, 2022, Forum (GSEC 101) Limited (“FGL”) as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed.  On April 11, 2022, as a result of not receiving the necessary clearance, force majeure was once again declared on SC 72.

In June 2022, media outlets reported that the MOU between China and the Philippines had been terminated although media outlets also reported that discussions would continue on joint exploration of SC 72.

On October 11, 2022, the DOE granted PXP and Forum the following: (i) the Declaration of Force Majeure for SC 75 and SC 72 from April 6, 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, PXP and Forum will be entitled to an extension of the exploration period under SC 75 and SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to when it was re-imposed (October 14, 2020 to April 6, 2022) will be credited back to SC 72.  Consequently, once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, which is equivalent to the remaining term of Sub-Phase 2 of SC 72 prior to October 14, 2020.

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

On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy from 48.8% to 69.5% through a debt conversion involving the issuance of 39,350,920 Forum Energy shares at a decreased price of US$0.30 per share.  On the same day, an independent third party purchased 6,666,667 newly issued Forum Energy shares at a price of US$0.30 per share for a total cash payment of US$2,000,000.  We did not participate in this financing transaction.  These two transactions resulted in the dilution of our interest in Forum Energy from 18.42% to 8.03%.  As a result of this dilution, the Company’s investment in Forum Energy ceased to be an equity investment.  As a result of the loss of significant influence, we recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year.  On December 6, 2017, we sold 1,000,000 Forum Energy shares to our parent company, PXP, for $0.30 per share.  As a result of the sale of the shares, our interest in Forum Energy was reduced to 6.80%.

The following information related to PXP or Forum Energy has been provided to us by PXP or Forum Energy, as we do not have direct knowledge of such information.

PXP holds a 77.88% controlling interest in FEL, with 72.55% held directly and 6.80% held indirectly through its 78.39% shareholding of the Company.  FEL is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in Service Contract (“SC”) 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through FGL; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 3.21% interest in the producing Galoc Field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary, Forum Exploration Inc. (“FEI”).

A summary of Forum Energy’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 14C-1 Galoc	3.21%	Yes
SC 14C-2 West Linapacan	9.10%	No
SC 6B Bonita	2.45%	No
Octon New SC (former SC 6A)(1)	6.84%	No
SC 14A Nido(2)	8.47%	No
SC 14B Matinloc(2)	12.41%	No
SC 14B-1 North Matinloc(2)	19.46%	No
SC 14D Retention Area(2)	8.16%	No
SC 14 Tara(2)	10%	No

(1) SC 6A was surrendered to the DOE on March 31, 2021, which was approved on September 5, 2022. The area was nominated for a new SC on March 17, 2023. This is currently under process with the DOE.

(2) A Notice to Surrender of the blocks were issued by Operators Philodrill and AC Energy (for Tara) on February 16, 2021.  This was approved by the DOE on May 18, 2022.

Following is a brief description of the properties of Forum Energy together with production details where appropriate.

SC 72 Recto Bank

FEL’s principal asset is a 70% participating interest in SC 72 (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC 101”)), a petroleum license located in the Recto Bank, offshore west of Palawan Island, the Philippines. The remaining 30% of SC 72 is owned by Monte Oro Resources & Energy Inc., a company incorporated in the Philippines, which is involved in a joint venture with FEL with respect to SC 72.

On February 15, 2010, the GSEC 101 license was converted to SC 72, and FEL immediately conducted geological and geophysical works to further evaluate the block and fulfill its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area covered by GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates warranting further exploration.

In early 2011, FEL acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define previously mapped leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita Field (the “Sampaguita 3D”). These fulfilled the Consortium’s minimum work obligation under Sub-Phase (“SP”) 1.

Based on a technical evaluation conducted by Weatherford Petroleum Consultants in 2012, the Sampaguita Field is estimated to contain 2.6 trillion cubic feet (“TCF”) of in-place contingent gas resources and 5.4 TCF of prospective gas resources.

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were analyzed by Fugro and Cosine Ltd. (“Cosine”) in 2012 and 2015, respectively. In 2015, Arex Energy produced a report on the North Bank area, located northwest of the Sampaguita Field, and estimated the prospective resources to be significant enough to continue with the exploration of the concession.

In October 2018, FEL started the Broadband Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019.

In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Steering Committee to supervise projects under the two countries’ joint oil and gas exploration in the West Philippine Sea. The DFA further announced that the Steering Committee held its first meeting in Beijing on October 28, 2019. Under the MOU, the Steering Committee will create one or more inter-Entrepreneurial Working Groups that will agree on entrepreneurial, technical, and commercial aspects of cooperation in certain areas in the West Philippine Sea. China has appointed China National Offshore Oil Corporation (“CNOOC”) as its representative to the Working Group(s). FEL will represent the Working Group for SC 72.

On October 16, 2020, FEL received notice from the Philippine Department of Energy (“DOE”) that the Force Majeure (“FM”) imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  FEL has 20 months from the date of lifting of the FM to drill two (2) commitment wells.  The total cost of drilling these wells depends on a number of factors. The Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to SC 72.

Since then, the 2021 and 2022 work program and budget (“WP&B”) for SC 72 have been approved by the DOE. Preparations for drilling activities, including the purchase of long lead items (“LLIs”), the requisition for other materials, and the signing up of technical services, were undertaken for the conduct of geophysical and geotechnical surveys and the drilling of wells Sampaguita 4 and Sampaguita 5 starting the second quarter of 2022.

On April 6, 2022, FGL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed.  On April 11, 2022, as a result of not receiving the necessary clearance, Force Majeure was once again declared on SC 72.

On May 27, 2022, FGL, on behalf of the SC 72 Joint Venture, and Nido Petroleum Philippines Pty Ltd (“Nido”), Operator of SC 54 and SC 6B, signed a Term Sheet in which Nido agreed to purchase most of the SC 72 LLIs, such as wellheads, casings and accessories, conductor, drill bits, etc., for US$ 2.9 million, to be paid in installments within a twelve (12)-month period. A Sale and Purchase Agreement (“SPA”) with Nido was executed on June 10, 2022 to formalize the transaction.

In June 2022, media outlets reported that the MOU between China and the Philippines had been terminated although media outlets also reported that discussions would continue on joint exploration of SC 72.

On October 11, 2022, the DOE granted FGL the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, FGL will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to when it was re-imposed (October 14, 2020 to April 6, 2022) will be credited back to SC 72.  Thus, once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, equivalent to the remaining term of SP 2 of SC 72 before October 14, 2020.

In May 2023, an amendment to the SPA between FGL and Nido was signed, granting Nido an extension to settle the remaining balance of the SC 72 LLIs’ purchase price. Following Nido’s full payment of the balance in early October 2023, FGL and Nido executed a Deed of Absolute Sale, finalizing the transfer of ownership of the LLIs to Nido.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPC’s 66.67% owned subsidiary FEI.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas. It contains the Libertad Gas Field and several prospects and leads.

A land gravity survey was conducted in the municipalities of Daanbantayan and Medellin from April 2 to 27, 2018. A total of 94 gravity stations were acquired at 200m to 500m spacing.  The processing and interpretation of the gravity data was carried out in two (2) stages. The first stage is a 3D inverse grid depth modelling which was undertaken by contractor Cosine. This was completed in early 2019. The second stage is a detailed stratigraphic 3D multi-sectional model done in-house by the FEI technical team under Cosine’s quality control supervision.  During this stage, a number of possible carbonate bodies were identified in certain areas of the block.  Delineating these features required additional data; thus FEI conducted another gravity survey in the first quarter of 2020. The survey began on February 18, 2020, and was completed on March 14, 2020, with 84 stations, 300m to 500m apart, acquired along pre-determined gravity profiles.

After completing the correction of meter readings, coordinates, and elevations of gravity stations acquired during the survey, FEI forwarded the data to Cosine for data reduction, processing, and interpretation.

The report for the first phase of gravity interpretation was received from Cosine Ltd in early December 2020, and submitted to the DOE in February 2021 after its review by FEI’s technical team. The study’s second phase, which involved depth modeling and identification of gravity prospects and leads, was finalized in June 2022 and the final report was submitted to the DOE in July 2022.  The data acquired will be incorporated with the results of the previous gravity surveys and will be used to update the current depth model for northern Cebu.

In June 2022, FEI contracted a drilling consultant to prepare drilling programs and budgets for two (2) wells, one of which is located in the Dalingding Prospect, a reef structure defined by seismic with the Late Miocene to Pliocene-age Barili Limestone as the primary target. A well, Dalingding-1, was drilled on this structure in 1996 and was plugged and abandoned as a dry hole with minor gas shows after reaching a total depth of 1,508 ft. FEI’s recent re-evaluation of the prospect concluded that Dalingding-1 did not reach the Barili target, which is currently estimated at 480 ft below the well’s final depth. FEI proposes drilling Dalingding-2 down to 4,000 ft to reach the Barili Limestone and secondary targets underneath.

In August 2022, FEI contracted a third party to dispose the Hycalog Rig and ancillary equipment stored in Brgy. Maya, Daanbantayan, Cebu Province. The sale process started on September 13, 2022, of which a Luzon-based company offered the highest bid. The pullout of the items began in December 2022 and was completed in June 2023.

An Independent Technical Evaluation involving a review of available data, project risk assessment, and project economics of the Maya and Dalingding prospects started in the first quarter of 2023. The initial findings show that the deterministic and probabilistic volumetric estimates for the Dalingding Prospect indicate mean resources of 10 billion cubic feet (“BCF”) of gas. The study is currently focusing on prospect risking and economics.

As part of the Social Development Program commitment of SC 40 with the DOE, FEI conducted a school donation drive on September 1, 2023, at the Maya National High School in Daanbantayan, Cebu. A total of 1,050 school kits, consisting of basic study materials such as notebooks, pad papers, pens, pencils, water bottles, etc., were assembled for the students of the school. Some teaching materials were also prepared for the teachers.

In 2024, FEI plans to conduct a magnetotelluric (“MT”) survey to further evaluate the Dalingding and Maya prospects. The information to be obtained will be correlated with existing seismic, gravity, and magnetic data in the area.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the producing Galoc Oil Field. The field has already produced about 24.49 million barrels of oil (MMBO) since production started in October 2008. Gross production for 2023 averaged 1,377 BOPD from 1,550 BOPD in 2022. Three (3) liftings with a total cargo of 475,183 bbls were delivered in January, May, and September, 2023. A fourth lifting originally scheduled in late December 2023 has been moved to late January 2024. It will have a parcel size of 190,000 bbls +/- 10%. FEPC has a 3.2103% participating interest in the block.

On May 7, 2020, GPC informed the DOE of the cessation of operation for Galoc Field starting September 24, 2020. This comes after GPC received a Notice of Termination from Rubicon Offshore International (“ROI”), the owner of the floating production storage and offloading (“FPSO”) vessel, Rubicon Intrepid. GPC has also requested approval of the initial drawdown from the fund set-up under the DOE-approved Galoc Abandonment Plan for implementing the field suspension plan.  However, in September 2020, the Galoc Joint Venture (“JV”) negotiated with ROI to sell the Rubicon Intrepid allowing the Galoc Field to continue production beyond the original cessation schedule of September 24, 2020. Tamarind Resources, which owned GPC, formed a new subsidiary, Philippines Upstream Infrastructure (“PUI”), to acquire the FPSO from ROI.  GPC and ROI then entered into a Transition Operations and Maintenance (“O&M”) contract to allow the current ROI crew to continue managing FPSO operations during a transition period that will last for about six (6) months.  Finally, GPC entered into an O&M contract with Three60 Energy, an energy services provider, to take over FPSO operations after the transition period. The contract will be for 24 months.

On December 23, 2020, GPC resigned as the SC 14C-1 operator effective on that date. The JV elected NPG Pty Limited (“NPG”), GPC’s affiliate, on the same day to become the replacement operator.

On February 1, 2021, Three60 Energy formally assumed operational control of the Intrepid FPSO following a transition period with Rubicon Offshore that lasted 4-1/2 months from September 2020 to January 2021.

In June 2021, upon the DOE’s request, NPG prepared a new decommissioning plan (“DP”) that will be implemented once Galoc Field reaches its end of life. The new DP updated the 2016 Abandonment Plan and the 2020 Suspension & Abandonment Plan, which had already received DOE approval.  The DP was submitted to the DOE on July 30, 2021. It documents the scope and associated cost of final field decommissioning, including the plans for the FPSO, subsea equipment, and production wells.  The decommissioning activity will cost around US$ 24 million, with US$ 9.5 million allocated for FPSO disconnection and subsea equipment abandonment, and US$ 14.5 million for the permanent plugging and abandonment (“P&A”) of the production wells.  The Galoc Field will remain viable to operate even beyond the expiry date of SC 14C-1 in December 2025.

In January 2023, Matahio Energy completed the acquisition of NPG, which owned a 78.8% operated interest in the Galoc Field, as well as PUI, the owner of the FPSO Intrepid Balanghai. In March 2023, ownership of the FPSO was transferred directly from PUI to NPG.  Following this transfer, NPG (acting as a corporate entity and not in its capacity as SC 14C-1 Joint Venture Participant) entered into a new bareboat charter with the other JV Partners, including FEPC, for the purpose of continuing production operations at the Galoc Field.

SC 6A Octon

SC 6A Octon covered an area of 1,080 square kilometers and contains the Octon Field.

In 2018, The Philodrill Corporation (“Philodrill”) completed the seismic interpretation and mapping work on the northern sector of the block using the PSDM 3D volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells that encountered good oil shows in the Galoc Clastic Unit (“GCU”) interval. However, no drill stem tests were conducted in this interval due to operational constraints.

The 2019 work program included the completion of seismic attribute analysis of the North Block of SC 6A to characterize the target reservoirs and determine their distribution in terms of porosity, thickness, and lithology.

For 2020, the DOE approved a work program that consists of G&G studies in support of establishing a final well location and well design to test the hydrocarbon potential of the Malajon-Salvacion-Saddle Rock anticlinorium, and the continuation of G&G work to identify additional resources at the Octon South structure and other opportunities immediately around the Octon Field to support its development.

In June 2020, LMKR, a private petroleum technology company based in Dubai, completed a pilot study on the Malajon area using 3D seismic and well data. The study shows the Malajon structure has good hydrocarbon potential and thus requires further detailed analysis. LMKR also identified four (4) sand packages within the GCU after generating several elastic properties (P-impedance, Vp/Vs, etc.).

A more detailed Quantitative Interpretation (“QI”) study was approved by the JV aimed at generating pay probability maps and identifying prospective zones that could be targeted for any future wells. It also included detailed attribute analysis as several channelized sands within the GCU have been identified during the pilot study. An amended WP&B for 2020 to cover this additional study was approved by the DOE in July 2020.  The LMKR report was submitted to the DOE in July 2021.

The current term of SC 6A is set to expire on February 28, 2024, giving the JV limited time to drill an exploratory well and to develop a field in case of a discovery. In view of this, the Consortium decided to surrender the contract effective March 31, 2021, and, upon its approval by the DOE, apply for a new contract under the Philippine Conventional Energy Contracting Program (“PCECP”) on area nomination.  The surrender of the SC was approved by the DOE on September 5, 2022.

On January 26, 2023, the DOE granted an Area Clearance over an Area of Interest (AOI) that includes the former SC 6A block and additional areas surrendered from an adjacent block in 2022.

On March 17, 2023, Philodrill submitted to the DOE the bid documents for the application for the new SC, which has now been termed Nominated Area No. 10 by the DOE. Once granted, FEPC will have a participating interest of 6.8439% in the new SC.

On June 26, 2023, the DOE sent a Notice of Qualification of the Consortium to Enter a Petroleum Service Contract for Nominated Area No. 10 to Philodrill. The JV has since signed the SC and is awaiting the signatures of the Secretary of the DOE and the Philippine President for the awarding of the SC.

SC 6B Bonita

SC 6B Bonita covers an area of 567 square kilometers and contains the Bonita discovery. An in-house evaluation completed by Operator Philodrill in early 2016 shows the East Cadlao structure has marginal resources which cannot be developed on a “stand-alone” basis. However, it remains prospective being near the Cadlao Field, which lies outside SC 6B.  In view of this, the JV requested the reconfiguration of the block to include the Cadlao Field for possible joint development in the future.  The DOE approved the annexation of the Cadlao Field to SC 6B on March 14, 2018.

The Cadlao Field was discovered in 1977 and produced about 11 million barrels (“MMbbls”) of oil from two (2) subsea production wells from 1981-1991. It has estimated recoverable reserves of 3.7 MMbbls (1P) and 5.7 MMbbls (2P) based on GCA (2012).  In 2016, Philodrill estimated that East Cadlao has recoverable resources of 1.48 MMbbls (P10) and 1.17 MMbbls (P50).

Nido submitted a farm-in proposal to the JV to increase its participating interest in SC 6B from 9.09% to 72.727% and take over the operatorship of the Service Contract.  Under the farm-in, Nido will fund 100% of the drilling, extended well test (“EWT”), and subsequent development of the Cadlao Field in return for the additional 63.637% Participating Interest.  A farm-in agreement was executed on February 11, 2022, with FEPC’s interest being reduced to 2.4546% from 8.182% in exchange for the said carry in Cadlao’s development costs.

Nido proposes a two-phase redevelopment consisting of

•

Phase 1: A 3 to 9-month EWT using a new single deviated well (Cadlao-4), a mobile offshore production unit (“MOPU”), and either a floating storage and offloading (“FSO”) vessel or a shuttle tanker; and

•	Phase 2: Further development of the EWT well and additional wells potentially substituting the MOPU for a small wellhead platform (“WHP”) and storage barge.

In April 2022, RISC completed an independent assessment of the Cadlao Field.  Overall, RISC supports the redevelopment as an economic opportunity although costs will have to be carefully controlled.

The Deed of Assignment (“DOA”) of Participating Interest to Nido and the revised 2022 WP&B were submitted to the DOE on April 11, 2022. The WP&B includes the drilling of Cadlao-4 by the 4th Quarter of 2022 at the earliest, to be followed by an EWT. However, the spud date of the well will depend on rig and FSO unit availability.

The DOE approved the WP&B on May 26, 2022, while the DOA was approved on December 19, 2022.

From November 28 to December 1, 2022, Nido commenced the geophysical site survey at Cadlao using the vessel Cassandra VI.  The purpose of the survey was to identify the possible constraints and hazards on the seafloor where the Cadlao-4 well will be located.

On December 19, 2022, after Nido and the JV completed the necessary actions and submitted the required documents, the DOE approved the transfer of operatorship of SC 6B to Nido.

The tight rig market has caused a delay in the spudding of Cadlao-4, which is now being planned for mid-2024. Nido has identified the Deep Venture (a drillship) to drill the Cadlao-4 and their Nandino well in SC 54.  However, this would require equipment modification to make it fit for purpose, including installing a new mooring system. Currently, the rig is undergoing refurbishment work in Vietnam and is expected to sail to Philippines by 1Q 2024.

SC 14A [Nido], SC 14B [Matinloc] & SC 14B-1 [N. Matinloc]

Production in the Nido and Matinloc Fields was terminated permanently on March 13, 2019, after producing 22,173 barrels (“bbls”) of oil from January to March 2019. The Nido Field accounted for 93.06% of the total while Matinloc Field contributed 6.94%.  Shell Philippines was the sole buyer of the crude during the period.

Nido started oil production in 1979 while Matinloc was put in place in 1982. The final inception-to-date production figures for the two fields are 18,917,434 bbls for Nido and 12,582,585 bbls for Matinloc.  The North Matinloc Field, which was in production from 1988 to 2017, produced a total of 649,765 bbls of oil.  The total production for the three (3) fields is 32,149,784 barrels.

Seven (7) production wells in Nido (3 out of 5), Matinloc (3), and North Matinloc (1) were successfully P&A from April to May 2019. The P&A of the remaining Nido wells, A1 and A2, were only partially abandoned due to difficulties encountered during operations.

Following the suspension of field operations and the P&A of most of the wells in March 2019, Philodrill conducted the stripping and disposal of equipment and materials aboard the production platforms from June to October 2019.  In December 2019, all production platforms were turned over to the DOE.  On June 26, 2020, the DOE signed a Deed of Donation and Acceptance with the Department of National Defense to formalize the transfer of ownership of the Nido and Matinloc platforms to the Armed Forces of the Philippines, which will now use the platforms for defense purposes.

The P&A of the remaining Nido production wells, A-1 and A-2 wells was completed on October 5, 2020. This was initially scheduled in April 2020 but had to be deferred due to COVID-19 related health and travel restrictions.

With the completion of P&A of all production wells, a Notice to Surrender the SC 14A, 14B, 14B-1, Tara, and SC 14D blocks was sent to the DOE on February 16, 2021.  This was approved by the DOE on May 18, 2022.

SC 14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan “A” and “B” structures. The Consortium headed by Philodrill continues with evaluating the viability of redeveloping the West Linapacan “A” Field, which was discovered in 1990 and produced over 8 MMBO from 1992 before being shut-in in 1996.

In 2018, Philodrill completed the mapping and interpretation work on the 3D seismic data that was reprocessed in 2014. The study focused on the West Linapacan “B” structure, which was drilled in 1991.  The JV is studying options to develop the field.

In 2019, the SC 14C-2 and SC 74 Consortia conducted joint Rock Physics and QI studies over the West Linapacan and Linapacan areas using existing 3D seismic and well data. The initial phase of the study was carried out and completed by Ikon in October 2019. However, only the SC 74 JV decided to proceed with the second phase of the QI Study.

In September 2021, the JV commenced a technical study on the West Linapacan “B” Field that focuses on a review of available geologic and well data, digitization of well logs, reservoir modeling, and fracture analysis, to be followed by resource estimation. Phase 1 of the study was completed in November 2021, with preliminary results indicating a stand-alone development for the West Linapacan “B” Field would not be economically viable. Philodrill continued with Phase 2 of the study, which comprises the formulation of an appraisal/conceptual development and scoping economics involving the West Linapacan “A” and “B” Fields. The results indicate a joint development of the fields is feasible provided it meets certain conditions related to recoverable reserves, development costs, production rates, and oil price.

On October 20, 2022, Nido Petroleum, a current member of the SC 14C-2 Consortium, submitted a proposal to drill a well and to conduct an EWT on West Linapacan “A” in 2023 in exchange for acquiring an additional 62.721% of the Filipino partners’ current participating interest. The JV is currently waiting for Nido to submit a draft farm-in agreement. Forum’s interest will be reduced to 1.757% after the farm-in.

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

For further details regarding FEL, see its 2022 financial statement package at https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2023 is not expected to be available until Q3 of 2024.

Risk factors specific to FEL

The Company is exposed to certain risk factors which are specific to its investment in FEL.  These include the following:

•

On October 16, 2020, FEL received notice from the DOE that the FM imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72. Under the current work program commitments, FEL was given 20 months from the date of lifting of the FM to drill two commitment wells. The total cost of drilling these wells depends on a number of factors. The Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to the implementation of the MOU involving SC 72. The risk therefore exists that should FEL not be able to meet its commitments to the DOE, it may have to surrender its rights to SC 72 or pay a penalty equivalent to the minimum financial commitment of the current sub-phase.

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

On October 11, 2022, the DOE granted FGL the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, FGL will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to when the same was re-imposed (October 14, 2020 to April 6, 2022) will be credited back to SC 72.  Thus, once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, equivalent to the remaining term of Sub-Phase 2 of SC 72 before October 14, 2020.

•

FEL’s cash inflows is heavily dependent on the Galoc Field production, which continued to operate beyond the original cessation date of September 24, 2020, following an agreement the operator GPC signed with ROI, the owner of the FPSO Rubicon Intrepid. The viability of continued production depends on the consistent output of the producing wells as well as the price of oil.

•

FEL’s operations do not generate sufficient cash to fund new exploration work in Galoc and its other blocks; therefore, in the event FEL issued new capital to fund these costs, the Company’s interest in FEL may be diluted.

•	FEL is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in FEL.

•	FEL’s interest in its main asset SC 72 could be diluted depending on the agreement reached, if any, with potential farm-in partners in the future.

•	Further exploration work has to be completed on SC 72 and SC 40 to confirm the value of the resources within these properties.

•

In March 2017, FEL, through a subsidiary, entered into an unsecured loan agreement with PXP that provides for a loan facility of up to US$6 million. The loan facility had an initial term of three years and bears interest at LIBOR plus 3.5% per annum but was extended to April 16, 2020. On April 14, 2020, FEL completed a fund raising of $2,500,000, which was achieved by FEL issuing new shares at a price of US$0.30 each. This resulted in all accrued interest being paid in full and the amount of the loan principal outstanding being reduced to $5,091,204. The term of this loan was extended to December 31, 2021, with interest at LIBOR plus 3.5% payable quarterly. On August 7, 2020, FEC purchased $346,202 (6.8%) of the loan principal plus accrued interest of $939.

On November 10, 2021, the Company sold the FEL loan to PXP at face value plus accrued interest.  The proceeds of the sale were used to fund FEC’s $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 and for working capital.

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620, bringing the total to $423,020.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, the Company accepted a PXP Loan.

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by us to $627,020.   The funds to participate in the financing were obtained via further PXP Loans.

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) June 30, 2024, (b) any equity issuaned by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022, and $356,500 for the year ended December 31, 2023, under the same terms and conditions as the PXP Loan.  As at December 31, 2023 the outstanding PXP Loan balance was $678,155 which included accrued interest of $43,235.  Total interest expense amounted to $32,593 for the year ended December 31, 2023 (2022 – 10,642; 2021 – Nil).   The PXP Loan balance was reduced by $200 as a result of the assumption by PXP of the balance of the advances made to FEL.

On December 21, 2023 $626,820 of advances made to FEL by us were converted to shares in FEL at a price of US$0.30 per share.  The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are different from US GAAP (refer to the Auditors’ Report dated April 1, 2024).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2023, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2023 versus December 31, 2022

Our accounts show a loss for the year ended December 31, 2023, of $191,795, or $0.00 per share, versus a loss of $193,182 for the same period in 2022.  General and administration expense were $159,202 for the year ended December 31, 2023, versus $182,578 for the same period in 2022.  Overall expenses were slightly lower than those experienced in the previous year.  Lower professional fees and lower consulting fees, offset by higher listing and filing fees and interest expense on the PXP Loan mainly accounted for the difference.  Professional fees were $23,841 for the year ended December 31, 2023, versus $31,080 for the same period in the previous year as we engaged professional advice with respect to our strategic options going forward in 2022. Office and miscellaneous costs were $22,572 for the year ended December 31, 2023, versus $23,861 for the same period in the previous year.  The difference was not material. Consulting fees for the year ended December 31, 2023, were $86,749 versus $103,671 for the previous year due to the reduction of total fees paid from cost cutting measures which is also anticipated to continue in 2024. Listing and filing fees were $25,183 for the year ended December 31, 2023, versus $15,549 for the same period in the previous year.  The difference was due to the initial conversion of our 2022 and 2023 filings to XBRL pursuant to new filing requirements.  For the year ended December 31, 2023, foreign exchange loss was $191 versus a loss of $4,712 for the same period in the previous year.  The average foreign exchange for 2023 was 1.3497 versus 1.3013 in 2022. Interest income was $Nil for the year ended December 31, 2023, versus $38 for the same period in the previous year.  The difference was not material.  Interest expense for the year ended December 31, 2023, was $32,593 versus $10,642 for the same period in the previous year.  The difference was due to the increased interest on the loans from PXP in 2023 as a result of an increase in the overall loan amount and the increase in interest rates.

Fiscal year ended December 31, 2022 versus December 31, 2021

Our accounts show a loss for the year ended December 31, 2022 of $193,182, or $0.00 per share, versus a loss of $168,208 for the same period in 2021.  General and administration expense were $182,578 for the year ended December 31, 2022, versus $179,161 for the same period in 2021.  Overall expenses were slightly higher than those experienced in the previous year.  Lower consulting fees, offset by a loss on foreign exchange and higher professional fees mainly accounted for the difference.  Professional fees were $31,080 for the year ended December 31, 2022, versus $24,320 for the same period in the previous year as we engaged professional advice with respect to our strategic options going forward. Office and miscellaneous costs were $23,861 for the year ended December 31, 2022, versus $24,028 for the same period in the previous year.  The difference was nominal. Consulting fees for the year ended December 31, 2022, were $103,671 versus $111,693 for the previous year due to the reduction of total fees paid from cost cutting measures which is also anticipated to be lower in 2023. Listing and filing fees were $15,549 for the year ended December 31, 2022, versus $16,041 for the same period in the previous year.  The difference was nominal.  For the year ended December 31, 2022, foreign exchange loss was $4,712 versus a gain of $892 for the same period in the previous year.  The average foreign exchange for 2022 was 1.3013 versus 1.2535 in 2021. Interest income was $38 for the year ended December 31, 2022, versus $10,953 for the same period in the previous year.  The difference was because we disposed of our interest bearing loan to FEL.  Interest expense for the year ended December 31, 2022, was $10,642 versus $Nil for the same period in the previous year.  The difference was due to interest on the loans from PXP in 2022.

Balance Sheet

Our current assets were $16,642 at December 31, 2023, versus $444,677 for the year ended December 31, 2022. The difference is a result of the lower cash and the conversion of the loan made to FEL to shares in 2023.  Our investment in Forum Energy was reflected at a carrying value of $2,461,931 in the financial statements as at December 31, 2023 (2022 - $1,835,111).   The increase was due to the conversion of our loans to FEL to shares in December 2023.  Our assets reflect our investment in Forum Energy on a fair value basis. The fair value of the investment in Forum Energy is reflected at $2,461,931 or US$0.30 per share based on the most recent shares for debt settlement completed by Forum Energy.

Liquidity and Capital Resources

Our working capital deficit at December 31, 2023, was $678,562 versus working capital of $140,053 at December 31, 2022, and shareholders’ equity was $1,783,369 at December 31, 2023 (December 31, 2021 $1,975,164).  On December 31, 2023, our cash balance was $5,662 lower than on December 31, 2022, and our receivable from FEL was $423,020 lower on December 31, 2023, due to the conversion of the loan to shares in December 2023.  In addition, on December 31, 2023, our short-term loans payable were $678,155 versus $289,262 on December 31, 2022.  These differences mainly accounted for the changes in working capital.

Cash used in operating activities for the year ended December 31, 2023, was $158,162 versus $180,930 for the same period in 2022 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $356,500 for the year ended December 31, 2023, versus $278,620 for the year ended December 31, 2022.  The difference was due to increased loans from PXP in 2023.

Cash used in investing activities was $204,000 for the year ended December 31, 2023, versus cash provided by investing activities of $198,620 for the previous year.  In 2023, we advanced an additional $204,000 to FEL as part of a financing undertaken by FEL and in 2022 we advanced $198,620 to FEL for pre-drilling costs. In 2021, we sold our interest bearing loan to PXP and advanced $224,400 to FEL for pre-drilling costs, the net result of which was cash for operating capital in the amount of $124,557.

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

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620, bringing the total to $423,020.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, the Company accepted a PXP Loan.

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by us to $627,020.   The funds to participate in the financing were obtained via further PXP Loans.

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) June 30, 2024, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022, and $356,500 for the year ended December 31, 2023, under the same terms and conditions as the PXP Loan.  As at December 31, 2023, the outstanding PXP Loan balance was $678,155 which included accrued interest of $43,235.  Total interest expense amounted to $32,593 for the year ended December 31, 2023 (2022 – 10,642; 2021 – Nil).

On December 21, 2023, $626,820 of advances made to FEL by us were converted to shares in FEL at a price of US$0.30 per share.  The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

Capital Resources

We currently own 6.80% of Forum Energy. If Forum Energy is required to raise additional funds through equity issuances, we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

We anticipate that we will require additional funds for working capital in 2024 and we are evaluating options in order to raise the additional funds.  If we are unable to raise additional funds, there is significant doubt that we will be able to continue as a going concern.  Currently, PXP has agreed to fund our operations until December 31, 2024, under the same terms and conditions as the PXP Loan.

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As we are wholly reliant on the information disclosed by PXP concerning the business of FEL, we may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of our FEL shares.  We have looked at all options, including raising funds to operate and participate in future FEL financings by way of debt or equity financings.

Given our current share price, and given that any external financings may have been extremely dilutive, we completed a rights offering to raise funds to sustain operations. We closed the rights offering on July 31, 2020, and raised approximately $846,750 less transaction costs of $128,633.

On January 22, 2020, we received $150,000 from our parent company, PXP, as a working capital advance. The advance was non-interest bearing, unsecured and due on demand.  The loan was repaid on July 31, 2020.

On April 14, 2020, FEL completed a fund raising of $2,500,000, which was achieved by FEL issuing new shares at a price of US$0.30 each.

In advance of our Rights Offering, PXP paid our share of FEL’s financing thus allowing us to maintain our 6.8% interest in FEL at a cost of approximately $170,111.  On July 31, 2020, we settled this amount by issuing 75,605,066 shares to PXP at a price of $0.00225.

On August 7, 2020, we purchased 6.8% of the $5,091,204 loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan is unsecured, due on December 31, 2021, and bears interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis. As at December 31, 2020, accrued interest liability was $2,755.

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

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620, bringing the total to $423,020.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, the Company accepted a PXP Loan.

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by us to $627,020.   The funds to participate in the financing were obtained via further PXP Loans.

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) June 30, 2024, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022, and $356,500 for the year ended December 31, 2023, under the same terms and conditions as the PXP Loan.  As at December 31, 2023, the outstanding PXP Loan balance was $678,155, which included accrued interest of $43,235.  Total interest expense amounted to $32,593 for the year ended December 31, 2023 (2022 – 10,642; 2021 – Nil).

On December 21, 2023, $626,820 of advances made to FEL by us were converted to shares in FEL at a price of US$0.30 per share.  The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

None

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

We have prepared our consolidated financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2023.

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

Recent Accounting Related Pronouncements

The Company has prepared its financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2023.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1)(2)(3)	73	Director since November 2012, President and CEO from August 2015 to October 2020, and CFO from June 2015 to October 2020.
Claro Ramirez (1)(3)	63	Director since October 2011
Daniel Carlos (1)(2)	60	Director, President and CEO since October 2020
Mark Rilles	40	Chief Financial Officer since October 2020

(1)	Member of Audit Committee in 2023
(2)	Member of Compensation Committee in 2023
(3)	Member of the Corporate Governance Committee 3

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

No funds were set aside or accrued by us during the year ending December 31, 2023 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2023 and 2022 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2023

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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2023 and none were issued or exercised in 2023 or 2022.

C.  Board Practices

We have an Audit Committee, a Compensation Committee, and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2023 were Daniel Carlos, Claro Ramirez, and Paul Wallace.   New members of our Audit Committee for 2024 will be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2023 were Paul Wallace and Daniel Carlos.  Members of our Compensation Committee for 2024 will be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2023 were Claro Ramirez and Paul Wallace.  Members of our Corporate Governance Committee for 2024 will be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2023, we had no employees.

E.  Share Ownership

The following table lists as of March 27, 2024, the share ownership of our directors and executive officers.

The following table sets forth certain information as of March 27, 2024 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on March 27, 2024 was 861,082,371.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by PXP due to the fact that, as indicated in the table below, it directly owns 78.39% of our outstanding voting securities and thus controls the outcome of all matters decided stockholder votes. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of March 27, 2024, according to the information available to us.

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

As at March 27, 2024, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On March 27, 2024, the shareholders’ list showed 592 registered shareholders and 861,082,371 shares outstanding.  The number of shares held by U.S. residents was 48,759,720 representing 5.86% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 522.

B.  Related Party Transactions

On August 7, 2020, we purchased 6.8% of the loan currently due by FEL to PXP amounting to $346,202 plus accrued interest of $939. This loan was unsecured, due on December 31, 2021, and bore interest at an annual rate of 3.5% plus LIBOR which is payable on a quarterly basis.  On November 10, 2021, we sold the FEL loan to PXP at face value plus accrued interest.  The proceeds of the sale were used to fund our $224,400 share of FEL’s pre-drilling costs for two exploratory wells on SC 72 and for working capital.  On March 10, 2022, we advanced an additional $198,620 for a total advance of $423,020.  The advances made to FEL are due on demand and non-interest bearing.

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by us to $627,020.

On December 21, 2023 $626,820 of advances made to FEL by us were converted to shares in FEL at a price of US$0.30 per share.  The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

During the year ended December 31, 2023, general and administrative expenses included key management personnel compensation totaling $48,000 (2022: $48,000; 2021: 48,000).

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, we accepted a loan from PXP for the same amount (“PXP Loan”).  The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal is repayable on the earlier of: (a) June 30, 2024, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022, and $356,500 for the year ended December 31, 2023, under the same terms and conditions as the PXP Loan.  As at December 31, 2023, the outstanding PXP Loan balance was $678,155, which included accrued interest of $43,235.  Total interest expense amounted to $32,593 for the year ended December 31, 2023 (2022 – 10,642; 2021 – Nil).

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

If a non-resident were to dispose of common stock to another Canadian corporation which deals (or is deemed to deal) on a non-arm's length basis with the non-resident, and which, immediately after the disposition, is connected with us (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our issued and outstanding shares), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately, or eventually, by means of a deduction in computing the paid-up capital of the purchasing corporation.

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

As of December 31, 2023, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) limited number of staff, not allowing for complete segregation of incompatible duties; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2023, and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2023, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2023 were Daniel Carlos, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2024 will be appointed following our Annual and General Meeting of Shareholders.

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

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2023, an amount of Canadian $23,000 was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP (“DMCL”).   For the audit of the annual financial statements for the year ended December 31, 2022, an amount of Canadian $19,500 was billed by our external auditors DMCL.

Audit Related Fees

There were no audit related fees for the  year ended December 31, 2023 or December 31, 2022.

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

Financial Statements:

FEC RESOURCES INC.

Financial Statements

As of December 31, 2023 and 2022

and for each of the years in the three year period ended

December 31, 2023

(Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm (PCAOB ID 1173)

To the shareholders and the board of directors of FEC Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of FEC Resources Inc. (the "Company") as of December 31, 2023 and 2022, the related statements of comprehensive loss, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

CRITICAL AUDIT MATTER	HOW THE MATTER WAS ADDRESSED IN THE AUDIT

Fair value – Investment in Forum Energy Limited

Refer to Note 7 of the financial statements

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

Our audit procedures relating to this fair value measurement included the following, among others:

Verified the share price used to value the investment to the investee company’s share issuance that was completed during the year ended December 31, 2023;

Confirmed with the investee company that it had not issued shares at a different price more recently than the date of the share issuance used for the valuation;

Assessed the appropriateness of the valuation methods; and

Tested the mathematical accuracy of the calculations.

/s/ DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017

Vancouver, Canada

April 1, 2024

FEC RESOURCES INC.

Statements of Financial Position

Expressed in United States Dollars

	December 31	December 31
	2023	2022
ASSETS

Current assets
Cash (Note 6)	$7,406	$13,068
Prepaid expenses	9,236	8,589
Due from Forum Energy Limited (Note 7)	-	423,020
	16,642	444,677

Non-current assets
Investment in Forum Energy Limited (Note 7)	2,461,931	1,835,111
	$2,478,573	$2,279,788

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables	$17,049	$15,362
Short term loan (Note 9)	678,155	289,262
	695,204	304,624

Shareholders’ Equity
Share capital (Note 8)	17,620,625	17,620,625
Contributed surplus (Note 8)	3,058,063	3,058,063
Deficit	(18,895,319)	(18,703,524)
	1,783,369	1,975,164
	$2,478,573	$2,279,788

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Daniel Carlos”	“Paul Wallace”
Director	Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF COMPREHENSIVE LOSS

Expressed in United States Dollars

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2023	2022	2021
General and administrative expenses
General and administration (Notes 9 and 10)	$159,202	$182,578	$179,161
Operating loss	(159,202)	(182,578)	(179,161)

Interest income (Note 6)	-	38	10,953
Interest expense (Note 9)	(32,593)	(10,642)	-
Net and Comprehensive Loss	$(191,795)	$(193,182)	$(168,208)
Loss per common share
- Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	861,082,371	861,082,371	861,082,371

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CHANGES IN EQUITY

Expressed in United States Dollars

For the years ended December 31, 2023, 2022 and 2021

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2023	$17,620,625	$3,058,063	$(18,703,524)	$1,975,164
Total comprehensive loss for the year	-	-	(191,795)	(191,795)
Balance December 31, 2023	$17,620,625	$3,058,063	$(18,895,319)	$1,783,369

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2022	$17,620,625	$3,058,063	$(18,510,342)	$2,168,346
Total comprehensive loss for the year	-	-	(193,182)	(193,182)
Balance December 31, 2022	$17,620,625	$3,058,063	$(18,703,524)	$1,975,164

	Share capital	Contributed surplus	Deficit	Total
Balance January 1, 2021	$17,620,625	$3,058,063	$(18,342,134)	$2,336,554
Total comprehensive loss for the year	-	-	(168,208)	(168,208)
Balance December 31, 2021	$17,620,625	$3,058,063	$(18,510,342)	$2,168,346

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CASH FLOWS

Expressed in United States Dollars

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2023	2022	2021
Cash used in:
OPERATING ACTIVITIES
Net loss for the year	$(191,795)	$(193,182)	$(168,208)

Non-cash items included in net loss
Accrued interest expense	32,593	10,642	-
Changes in working capital related to operating activities
Receivables	-	-	6,518
Prepaid expenses	(647)	(433)	(693)
Trade and accrued payables	1,687	2,043	(29,413)
Net cash used in operating activities	(158,162)	(180,930)	(191,796)

FINANCING ACTIVITY
Loan from PXP Energy Corporation	356,500	278,620	-
Net cash provided by financing activity	356,500	278,620	-

INVESTING ACTIVITY
Loan to Forum Energy Limited	(204,000)	(198,620)	124,557
Net cash provided by (used in) investing activity	(204,000)	(198,620)	124,557

Net decrease in cash	(5,662)	(100,930)	(67,239)
Cash – beginning of the year	13,068	113,998	181,237
Cash – end of the year	$7,406	$13,068	$113,998

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 1 Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEL”). The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At December 31, 2023, the Company has a 6.8% interest in FEL. (Note 7).

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

The financial statements were authorized for issue by the Board of Directors on April 1, 2024.

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

c) Nature of Operations and Going Concern

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk. The Company has an accumulated deficit since inception of $18,895,319.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

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

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares. As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares. Management continues to look at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings. Given the share price of the Company, and given that any external financings may have been extremely dilutive, the Company undertook a rights offering during 2020 and accepted loans from PXP to raise funds to sustain operations and participate in pre-drilling costs on Service Contract (“SC”) 72.

Management has concluded that the combination of these circumstances gives rise to a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern; therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations because the Company’s parent company has agreed to fund the operations of the Company for the foreseeable future. As at December 31, 2023, the Company’s management believes it does not have sufficient cash to fund the ongoing operations for the next 12 months. The continuation of the Company is dependent upon its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders, or obtain loans from PXP. Also, the Company may issue new shares to PXP and/or other third parties. There is no assurance that the Company will be able to obtain adequate financing in the future or that such dispositions will be on terms advantageous to the Company. These material uncertainties may cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustment could be material.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 3 Summary of Material Accounting Policies

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

a) Foreign Currency Translation

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

b) Income Taxes

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 3 Summary of Material Accounting Policies (continued)

c) Loss Per Share

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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2023, December 31, 2022 and December 31, 2021. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

d) Financial Instruments

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 3 Summary of Material Accounting Material Policies (continued)

d) Financial Instruments (continued)

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

The Company's financial assets at amortized cost consists of cash and due from Forum Energy Limited.

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 3 Summary of Material Accounting Material Policies (continued)

d) Financial Instruments (continued)

The Company's financial assets at FVTOCI include its investment in FEL (Note 7).

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 3 Summary of Material Accounting Material Policies (continued)

d) Financial Instruments (continued)

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

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise of trade payables and short term loans. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the statement of financial position. Interest expense in this context includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding. Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Short term loans represent liabilities for advances from PXP for working capital and pre-drilling costs.

e) Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

f) Finance income and expenses

Finance expense comprises interest expense on borrowings, accretion of the discount on provisions and impairment losses recognized on financial assets.

Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Foreign currency gains and losses, reported under finance income and expenses, are reported on a net basis.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 4 Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS as issued by the IASB. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2023.

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

The determination of the fair value of the Company’s investment in FEL is a significant accounting estimate (Note 7).

Information about critical judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the financial statements within the next financial year are discussed below:

i) Deferred tax assets and liabilities Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. We believe we have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Note 6 Cash

Cash held at banks earns interest at floating rates based on daily bank deposit rates.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 7 Investment in Forum Energy Limited (”FEL”)

i) Investment in FEL

The investment in FEL is summarized as follows:

	Number of shares held	Amount
Balance December 31, 2021 and 2022	6,117,238	$1,835,111
Additions	2,089,400	626,820
Balance December 31, 2023	8,206,638	$2,461,931

As at December 31, 2023, the Company’s interest in FEL was 6.80% (2022 – 6.80%).

On March 10, 2022, the Company advanced an additional $198,620 (Note 9(i)) for a total advance of $423,020 at December 31, 2022.

On October 31, 2023 and November 29, 2023, the Company advanced $68,000 and $136,000 respectively to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL bringing the total advances by the Company to $627,020. The advances made to FEL are due on demand and non-interest bearing.

On December 21, 2023, $626,820 of advances made to FEL by the Company were converted to shares in FEL at a price of US$0.30 per share. The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

FEL’s assets consist of interests in various petroleum service contracts in the Philippines, the most significant of which in terms of Prospective Resources is SC 72. On December 15, 2014, the Philippine Department of Energy (“DOE”) granted a force majeure on SC 72 because the contract area falls within the territorial disputed area of the West Philippine Sea. Under the terms of the force majeure, all exploration work at SC 72 was immediately suspended until the DOE notified FEL that it could re-commence exploration. On October 16, 2020, FEL received a letter from the DOE lifting the force majeure and directing FEL to resume exploration activities on SC 72.

On April 6, 2022, FEL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 8, 2022, FEL advised the DOE that in compliance with the DOE directive they “have suspended (or caused the suspension of) all activities in the West Philippine Sea beginning April 6, 2022, in the process, incurring substantial stand-by and other costs.” On April 11, 2022, as a result of not receiving the necessary clearance, force majeure was once again declared on SC 72.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 7 Investment in Forum Energy Limited (”FEL”) (continued)

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

On March 20, 2023, the DOE further affirmed that the entire period from October 14, 2020 (when the Force Majeure was lifted) to April 6, 2022 (when the same was re-imposed) will be credited back to SC 72. Thus, once the Force Majeure is lifted, Forum (GSEC 101) Limited (“FGL”) will have 20 months to drill the two commitment wells, equivalent to the remaining term of SP 2 of SC 72 before October 14, 2020.

Determination of fair value

The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.

The Company has classified its investment in FEL as Level 2 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $2,461,931 to be indicative of the fair value of the investment in FEL as there have been no changes in the circumstances that would change management’s assessment of fair value. The fair value of the investment is consistent with the implied value using the cost approach based on the price of the December 21, 2023 shares for debt settlement completed by FEL which is a Level 2 input.

Note 8 Share Capital

a) Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance December 31, 2021, 2022, and 2023	861,082,371	$17,620,625

No preferred shares have been issued.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 8 Share Capital (continued)

b) Nature and Purpose of Equity and Reserves

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from income and losses from period to period.

c) Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately. There were no stock options outstanding on December 31, 2023 or December 31, 2022 and none were issued between January 1, 2021 and December 31, 2023.

Note 9 Related Party Transactions and Balances

The Company considers its officers (CEO and CFO) and directors to be key management. Key management are those persons having authority and responsibility for planning, directing, and controlling activities, directly or indirectly, of the Company.

(i) On October 31, 2023 and November 29, 2023, the Company advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL bringing the total advances by the Company to $627,020.

On December 21, 2023, $626,820 of advances made to FEL by the Company were converted to shares in FEL at a price of US$0.30 per share. The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL. The remaining $200 of advances made to FEL was assumed by PXP.

(ii) During the year ended December 31, 2023, general and administrative expenses included key management personnel compensation totaling $48,000 (2022: $48,000; 2021: 48,000).

(iii) On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal is repayable on the earlier of a) June 30, 2024, or b) any equity issuance by FEC, or c) any sale of FEL shares by FEC, or d) any third party borrowing by FEC. The Company also received an additional $80,000 for working capital from PXP during the year ended December 31, 2022 and $356,500 for the year ended December 31, 2023 under the same terms and conditions as the PXP Loan. As at December 31, 2023, the outstanding PXP Loan balance was $678,155 which included accrued interest of $43,235. Total interest expense amounted to $32,593 for the year ended December 31, 2023 (2022 – $10,642; 2021 – Nil). The PXP Loan balance was reduced by $200 as a result of the assumption by PXP of the balance of the advances made to FEL (Note 9 (ii)).

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 10 General and administrative expenses

	December 31, 2023	December 31, 2022	December 31, 2021
Professional fees	$23,841	$31,080	$24,320
Bank charges	666	3,705	3,971
Listing and filing fees	25,183	15,549	16,041
Office and miscellaneous	22,572	23,861	24,028
Consulting (Note 9)	86,749	103,671	111,693
Foreign exchange	191	4,712	(892)
	$159,202	$182,578	$179,161

Note 11 Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Loss before income taxes	$(191,795)	$(193,182)	$(168,208)
Tax expense (recovery) based on statutory rate of 27.0%	(52,000)	(52,000)	(45,000)
Permanent differences and other	(84,000)	(4,000)	2,000
	(136,000)	(56,000)	(43,000)
Changes in unrecognized deferred tax assets	136,000	56,000	43,000
Total income tax expense	$-	$-	$-

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2023 and 2022 are summarized as follows:

	December 31, 2023	December 31, 2022

Allowable capital losses	$468,000	$468,000
Non-capital losses	1,878,000	1,827,000
Investments	943,000	858,000
Unrecognized deferred tax assets	(3,289,000)	(3,153,000)

As at December 31, 2023, the Company had estimated non-capital losses for Canadian tax purposes of $6,956,000 that expire between 2026 to 2043 which may be carried forward to offset future years’ taxable income.

The potential benefit of these carry-forward non-capital losses has not been recognized in these financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 12 Financial Instruments and Risk Management

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

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at December 31, 2023, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2023, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2023

(Expressed in United States Dollars)

Note 12 Financial Instruments and Risk Management(continued)

b) Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositor’s insurance available in each respective account. Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit of $7,406 (2022: $13,068).

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2023, the Company’s accounts payable and accrued liabilities were $17,049 and loans from PXP were $678,155, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of accounts payable and accrued liabilities and loans from PXP approximate their fair values due to the relatively short periods to maturity of the instruments.

Note 13 Capital Management

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

As at December 31, 2023 the Company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

Note 14 Subsequent Events

Subsequent to year end, the Company received additional loans from PXP amounting to $43,286 for working capital under the PXP Loan.

ITEM 19.  EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

11	Code of Ethics *;

12.1	Certification by the Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

12.2	Certification by the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1	Certification by the Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.2	Certification by the Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
01.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Previously filed

47

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEC Resources Inc. (Registrant)

Date: April 2, 2024	/s/ Daniel Carlos
President and Chief Executive Officer

48