Form 20-F
period 2024-12-31
FEC Resources Inc.
filed 2025-07-15
CIK 849997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For Fiscal Year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report __________________ For the transition period from __________________ to __________________

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Not Applicable

FEC RESOURCES, INC.

FORM 20-F ANNUAL REPORT FISCAL YEAR 2024

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

Table No. 3(A)(1)

U.S. Dollar/Canadian Dollar

Currency Exchange Table No. 1

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/24	1.37	1.44	1.33	1.44
Fiscal Year Ended 12/31/23	1.35	1.39	1.31	1.32
Fiscal Year Ended 12/31/22	1.30	1.39	1.25	1.35
Fiscal Year Ended 12/31/21	1.25	1.29	1.20	1.27
Fiscal Year Ended 12/31/20	1.34	1.45	1.27	1.27

The current closing rate of exchange was 1.3643 on June 30, 2025.

Table No. 3(A)(2)

U.S. Dollar/Canadian Dollar

	1/25	2/25	3/25	4/25	5/25	6/25
High	1.45	1.46	1.45	1.44	1.40	1.38
Low	1.43	1.42	1.43	1.38	1.37	1.36

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2024, 2023, 2022, 2021, and 2020.  The information presented below for the five year period ended December 31, 2024, 2023, 2022, 2021, and 2020 is derived from our audited financial statements.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/24 (‘000) except per share data	Year Ended 12/31/23 (‘000) except per share data	Year Ended 12/31/22 (‘000) except per share data	Year Ended 12/31/21 (‘000) except per share data	Year Ended 12/31/20 (‘000) except per share data
Revenue	$-	$-	$-	$-	$-
Net (Loss) Income	$(244)	$(192)	$(193)	$(168)	$(187)
Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S	861,082	861,082	861,082	861,082	598,069
Working Capital	$(923)	$(679)	$140	$109	$501
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders’ Equity	$7,645	$1,783	$1,975	$2,168	$2,337
Share Capital	$17,621	$17,621	$17,621	$17,621	$17,621
Capital Stock Shares	861,082	861,082	861,082	861,082	861,082
Total Assets	$8,582	$2,479	$2,280	$2,182	$2,379

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

D. Risk Factors

GENERAL BUSINESS RISKS

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($244,437) during the year ended December 31, 2024 (2023 – ($191,795); 2022 – ($193,182). We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $19,139,756 as at December 31, 2024. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2025. We have no sources of revenue in the year ended December 31, 2024, and our only source of revenue has been from the sale of the Forum Energy Limited (“Forum Energy” or “FEL”) shares and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. The last sale of FEL shares was in 2015.

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620, bringing the total to $423,020, which included $224,400 advanced in 2020. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, we accepted a loan from PXP Energy Corporation (“PXP”) for the same amount (“PXP Loan”).

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by us to $627,020. The funds to participate in the financing were obtained via further PXP Loans.

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) August 31, 2025, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us. We also received an additional $155,286 for working capital from PXP during the year ended December 31, 2024 (2023 - $356,500; 2022 - $80,000 under the same terms and conditions as the PXP Loan. As at December 31, 2024, the outstanding PXP Loan balance was $895,637 (2023 - $678,155), which included accrued interest of $105,431 (2023 - $43,235; 2022 - $10,642). Total interest expense amounted to $62,196 for the year ended December 31, 2024 (2023 – 32,593; 2022 – 10,642).

On December 21, 2023, $626,820 of advances made to FEL by us were converted to shares in FEL at a price of $0.30 per share. The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

Should FEL require additional financing requiring us to advance funds in order to maintain our 6.8% interest, there is no guarantee that we can provide the necessary funds and, as a result, our interest in FEL may be diluted.

Management considers the Company to be a going concern because of the support of PXP in the short term but there is no certainty that the Company will be able to continue as a going concern past 2025 without additional debt or equity financing.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”. Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate. We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2024, 2023, and 2022 and have no income other than that generated from interest on cash balances, interest on a loan to FEL, and the sale of FEL shares. Our ability to continue as a “going concern” in the long term is dependent on benefiting from our investments and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

We Believe We Don’t Have Sufficient Working Capital to Support Our Business. We Will Need Additional Funds in Order to Sustain our Operations in Order to See if Our Investments Will be Successful and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2024 and 2023 were $(156,936) and $(158,162), respectively. We have been dependent upon the proceeds of the sale of FEL shares, equity and debt financing in addition to the disposition of assets to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us. There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable. Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620, bringing the total to $423,020, which included $224,400 advanced in 2020. The advance to FEL was via non-interest bearing loans. In order to be able to fund the $198,620, the Company accepted a PXP Loan.

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by us to $627,020. The funds to participate in the financing were obtained via further PXP Loans.

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) August 31, 2025, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us. We also received an additional $155,286 for working capital from PXP during the year ended December 31, 2024 (2023 - $356,500; 2022 - $80,000 under the same terms and conditions as the PXP Loan. As at December 31, 2024, the outstanding PXP Loan balance was $895,637 (2023 - $678,155), which included accrued interest of $105,431 (2023 - $43,235; 2022 - $10,642). Total interest expense amounted to $62,196 for the year ended December 31, 2024 (2023 – 32,593; 2022 – 10,642).

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

The Market Price of Our Common Shares Has Been, and Will Likely Continue to Be, Volatile.

The market price of our common shares has fluctuated over a wide range, and it is likely that the price of our common shares will fluctuate in the future. Further, announcements regarding acquisitions, the status of corporate collaborations, regulatory approvals, or other developments by us or our competitors could have a significant impact on the market price of our common shares.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares. As of June 30, 2025, we had 861,082,371 common shares outstanding. We currently have 687,507,135 shares eligible to be resold pursuant to Rule 144. We do not intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. If a decision was made to file a Registration Statement for these common shares. no prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time. The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 78% of our outstanding stock.

Specifically, PXP Energy Corporation (“PXP”) may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments, and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

As of the record date, based on the information available to us, PXP beneficially owned 674,999,986 Common Shares which represents approximately 78% of the total number of our Common Shares issued and outstanding.

Foreign Laws, Rules and Environmental Regulations to Which Companies We Invest In May Adversely Affect Our Business Operations As Well As the Market Price For Our Stock.

The production of oil and gas and the extraction of minerals by companies we invest in or by ourselves is generally subject to extensive laws, rules, orders and regulations governing a wide variety of matters, including the drilling and spacing of wells, allowable rates of production, prevention of waste and pollution, and protection of the environment. In addition to the direct costs borne in complying with such regulations, operations and revenues may be impacted to the extent that certain regulations limit oil and gas and mineral production to below economic levels. Although the particular regulations applicable in each jurisdiction in which operations are conducted vary, such regulations are generally designed to ensure that oil and gas operations are carried out in a safe and efficient manner, and to ensure that similarly-situated operators are provided with reasonable opportunities to produce their respective fair share of available crude oil, natural gas, and mineral reserves. However, since these regulations generally apply to all oil and gas producers, we believe that these regulations should not put us at a material disadvantage to other oil, gas and mineral producers.

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

It Is Possible that Our Title for the Claims in Which We Have a Direct or Indirect Interest in Will Be Challenged By Third Parties.

Although we will attempt to ascertain the status of the title for any projects in which we have or will invest in, there is no guarantee that title to such concessions will not be challenged or impugned. In some countries, the system for recording title to the rights to explore, develop, and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. Also, in many countries, claims have been made and new claims are being made by aboriginal peoples, and other countries claiming rights that call into question the property rights granted by the governments of those countries. An example of this is the force majeure declared on SC 72 because this contract area falls within the territorial disputed area of the West Philippine Sea which was the subject of a United Nations arbitration process between the Republic of Philippines and the People’s Republic of China. On July 12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.

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

ITEM 4. INFORMATION ON THE COMPANY

A. Our Corporate History and Development.

We were incorporated on February 8, 1982, in British Columbia, Canada, under the name Tylox Corporation. Our continuance under the Canada Business Corporation Act resulted in, among other things, our name change, first in December 1991, to Tracer Petroleum Corporation, followed in July 2003, to Forum Energy Corporation. On May 18, 2005, we changed our name to FEC Resources, Inc. We have no subsidiaries. We currently hold 6.80% of the issued and outstanding capital of FEL and, in addition, we hold a 35% interest in Metalore Mining Corporation (“MMC”), a Philippine-based company that holds the rights to a 64 hectare license, which has been abandoned. We also own a 1.08% interest in Lascogon Mining Corporation, which owns the Mineral Production and Sharing Agreement 148 (“MPSA 148”), a gold exploration project in the Philippines.

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

Recent Developments

On October 16, 2020, FEL received notice from the Philippine Department of Energy (“DOE”) that the force majeure (“FM”) imposed on SC 72 on December 15, 2014, was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.

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

On April 6, 2022, Forum (GSEC 101) Limited (“FGL”) as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice, and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 11, 2022, as a result of not receiving the necessary clearance, force majeure was once again declared on SC 72.

In June 2022, media outlets reported that the MOU between China and the Philippines had been terminated although media outlets also reported that discussions would continue on joint exploration of SC 72.

On October 11, 2022, the DOE Forum the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, Forum will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

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

On January 8, 2025, FEL submitted a Work Program and Budget (“WP&B”) for 2025 to the DOE, with only License Administration costs and SC payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

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

Forum Energy and ourselves are both ultimately under the control of PXP and are therefore affiliates.

The following information related to PXP or Forum Energy has been provided to us by PXP or Forum Energy, as we do not have direct knowledge of such information.

PXP holds a 97.88% controlling interest in FEL, with 92.55% held directly and 6.80% held indirectly through its 78.39% shareholding of the Company. FEL is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in Service Contract (“SC”) 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through FGL; (b) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 3.21% interest in the producing Galoc Field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary, Forum Exploration Inc. (“FEI”).

A summary of FEL’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 14C-1 Galoc	3.21%	Yes
SC 14C-2 West Linapacan	9.10%	No
Octon New SC (former SC 6A)(1)	6.84%	No
Cadlao New SC (former SC 6B Bonita)(2)	2.45%	No
SC 14A Nido(3)	8.47%	No
SC 14B Matinloc(3)	12.41%	No
SC 14B-1 North Matinloc(3)	19.46%	No
SC 14D Retention Area(3)	8.16%	No
SC 14 Tara(3)	10%	No

(1) SC 6A was surrendered to the DOE on March 31, 2021, which was approved on September 5, 2022. The area was nominated for a new SC on March 17, 2023. This is currently under process with the DOE.

(2) The 50-year term of SC 6B expired on February 28, 2024. Prior to this, the Joint Venture applied for a new Service Contract on January 26, 2024. This is currently under process with the DOE.

(3) A Notice to Surrender of the blocks were issued by Operators Philodrill and AC Energy (for Tara) on February 16, 2021.  This was approved by the DOE on May 18, 2022.

The following is a brief description of the properties of Forum Energy together with production details where appropriate.

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

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were analyzed by Fugro and Cosine Ltd. (“Cosine”) in 2012 and 2015, respectively. In 2015, Arex Energy produced a report on the North Bank Prospect, located northwest of the Sampaguita Field, and estimated the prospective resources to be significant enough to continue with the exploration of the concession.

In October 2018, FEL started the Broadband Pre-Stack Depth Migration (“PSDM”) reprocessing of the Sampaguita 3D seismic data with DownUnder GeoSolutions (“DUG”), a company based in Perth, Australia, as contractor. The reprocessing work was completed in June 2019.

In November 2018, the governments of the Philippines and China signed a Memorandum of Understanding on Cooperation on Oil and Gas Development (“MOU”). In October 2019, the Philippines’ Department of Foreign Affairs (“DFA”) announced that the Philippines and China had officially convened an Intergovernmental Steering Committee to supervise projects under the two countries’ joint oil and gas exploration in the West Philippine Sea. However, after a series of meetings, the two parties failed to reach an agreement, and in June 2022, the negotiations were officially ended.

On October 16, 2020, FEL received notice from the Philippine Department of Energy (“DOE”) that the Force Majeure (“FM”) imposed on SC 72 on December 15, 2014, was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  FEL has 20 months from the date of lifting of the FM to drill two (2) commitment wells.  The total cost of drilling these wells depends on a number of factors. The Company’s management estimates the total work to be between US$70 million and US$100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to SC 72.

Since then, the 2021 and 2022 WP&B for SC 72 was approved by the DOE. Preparations for drilling activities, including the purchase of long lead items (“LLIs”), the requisition for other materials, and the signing up of technical services, were undertaken for the conduct of geophysical and geotechnical surveys and the drilling of wells Sampaguita 4 and Sampaguita 5 starting the second quarter of 2022.

On April 6, 2022, FGL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice, and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed.  On April 11, 2022, as a result of not receiving the necessary clearance, Force Majeure was once again declared on SC 72.

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

On October 11, 2022, the DOE granted FGL the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022, until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, FGL will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

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

On January 8, 2025, FEL submitted a proposed WP&B for 2025 to the DOE, with only License Administration costs and SC payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

SC 40 North Cebu

A 100% operating interest in SC 40 is held by FEPC’s 66.67% owned subsidiary FEI.

SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago and covers an area of 340,000 hectares in the northern part of Cebu Island and adjacent offshore areas. It contains the Libertad Gas Field and several prospects and leads.

In June 2022, FEI contracted a drilling consultant to prepare drilling programs and budgets for two wells, one of which will be located in the Dalingding Prospect, a reef structure defined by seismic with the Late Miocene to Pliocene-age Barili Limestone as the primary target. A well, Dalingding-1, was drilled on this structure in 1996 and was plugged and abandoned as a dry hole with minor gas shows after reaching a total depth of 1,508 ft. FEI’s re-evaluation of the prospect concluded that the Dalingding-1 well did not reach the Barili target, which is currently estimated at 480 ft below the well’s final depth. FEI proposes drilling a new well to a depth of 4,000 ft to reach the Barili Limestone and secondary targets underneath.

In August 2022, FEI contracted a third party to dispose the Hycalog Rig and ancillary equipment stored in Brgy. Maya, Daanbantayan, Cebu Province. The sale process started on September 13, 2022, of which a Luzon-based company offered the highest bid. The pullout of the items began in December 2022, and was completed in June 2023.

An independent technical evaluation involving a review of available data, project risk assessment, and project economics of the Maya and Dalingding Prospects started in the first quarter of 2023. The results indicate that deterministic and probabilistic volumetric estimates for the Dalingding Prospect show mean resources of 10 billion cubic feet (“BCF”) for a Gas Case and 3.5 million barrels (“MMBO”) for an Oil Case. The study was completed in March 2024.

As part of the Social Development Program commitment of SC 40 with the DOE, FEI conducted a school donation drive on September 1, 2023, at the Maya National High School in Daanbantayan, Cebu. A total of 1,050 school kits, consisting of basic study materials such as notebooks, pad papers, pens, pencils, water bottles, etc., were assembled for the students of the school. Some teaching materials were also given to the faculty.

On January 3, 2024, the DOE approved the work program and budget for 2024 that includes the conduct of a magnetotelluric (“MT”) survey over the Dalingding Prospect. The survey aims to define the top of the carbonate target and help determine its depth from surface.  The results will be used to further refine the Dalingding-2 drilling program.

MT equipment testing and data acquisition in Daanbantayan, Cebu commenced on June 14, 2024, and was completed on September 2, 2024. A total of 30 stations were acquired on two parallel lines oriented in a NW-SE direction, and 20 stations on one perpendicular line oriented in a NE-SW direction.

The MT survey set-up consisted of four electric field probes buried in north, east, west, and south directions, connected to a car battery-powered ADU-07e (recording unit) via a 20-50m cable. Daily data acquisition ran at one station per day for an average of 6 hours and 46 minutes. A quick quality control check was conducted at the end of the day to identify any potential issues or errors in the acquired data and to pinpoint stations that require resurveying.

The initial results of the MT data processing and interpretation were presented by FEI’s consultant on October 31, 2024. It was found that, while the reef trap structure was not well imaged, the average top depth structure identified agrees with previous studies. The data, however, will have to undergo further processing due to a high amount of cultural noise. Once completed, the information obtained will be correlated with existing seismic, gravity, magnetic, and well data in the area and will also be used to refine the drilling program for the Dalingding Prospect. The final report by the consultant is expected by late February 2025.

On December 23, 2024, the proposed WP&B for 2025 was submitted to the DOE. It has a firm program that includes the continuation and finalization of the MT survey data processing and interpretation, and the technical re-evaluation of the Dalingding prospect, wherein the MT data will be integrated to existing geologic, geophysical, and well data. The DOE approved the 2025 WP&B on January 7, 2025.

SC 14 C-1 Galoc

Block C-1 Galoc has an area of 164 square kilometers and contains the Galoc Oil Field, which has already produced about 24.8 MMBO since it was put on stream in October 2008.

Gross production for 2024 averaged 1,224 barrels of oil per day (“BOPD”) from 1,377 BOPD in 2023. Three liftings, totaling 475,183 barrels, were delivered in January, May, and September 2023. For 2024, there have been three liftings completed. The first lifting was completed on February 1, 2024, with a cargo size of 196,826 barrels, the second on April 29 with cargo size of 112,372 barrels, and the third commenced on September 30 and was completed on October 1, 2024, with a cargo size of 188,970 barrels.

For the first half of 2025, Galoc produced 204,503 barrels of oil, or an average of 1,130 BOPD, compared to 1,255 BOPD in the first half of 2024 . This represents a 10.5% decline year-on-year.

The field’s profitability is expected to continue over the next 2-3 years, subject to effective cost management, operational efficiency, high oil prices, and sustained performance of the remaining production wells, Galoc-5 and Galoc-6.  FEPC has a 3.2103% participating interest in the block.

On May 7, 2020, GPC informed the DOE of the cessation of operations for Galoc Field, starting September 24, 2020. This followed GPC’s receipt of a Notice of Termination from Rubicon Offshore International (“ROI”), the owner of the floating production storage and offloading (“FPSO”) vessel, Rubicon Intrepid. GPC also requested approval of the initial drawdown from the fund set-up under the DOE-approved Galoc Decommissioning Plan (“DP”) for implementing the field suspension plan.  However, in September 2020, the Galoc Joint Venture (“JV”) negotiated with ROI to sell the Rubicon Intrepid, allowing the Galoc Field to continue production beyond the original cessation schedule of September 24, 2020. Tamarind Resources, the owner of GPC, established a subsidiary, Philippines Upstream Infrastructure (“PUI”), to acquire the FPSO from ROI.  GPC and ROI then signed a Transition Operations and Maintenance (“O&M”) contract enabling ROI’s crew to manage FPSO operations during a six-month transition period.  Following this, GPC entered into a 24-month O&M contract with Three60 Energy, an energy services provider, to take over FPSO operations after the transition period.

On September 14, 2020, Galoc Production Company 2 (“GPC2”) withdrew from SC 14C-1 and the Joint Operating Agreement, with the withdrawal becoming effective on December 16, 2020. The majority of the remaining members absorbed GPC2’s interest, including FEPC, which increased its participation from 2.27575% to 3.2103%.

On December 23, 2020, GPC resigned as the SC 14C-1 operator, and the JV elected GPC’s affiliate, NPG Pty Limited (“NPG”), as its replacement.

On February 1, 2021, Three60 Energy formally assumed operational control of the FPSO, now called Intrepid Balanghai, following the transition period with ROI from September 2020 to January 2021.

In June 2021, the DOE requested that NPG prepare a new decommissioning plan (“DP”) for Galoc Field’s eventual closure. This DP updated the 2016 Abandonment Plan and the 2020 Suspension & Abandonment Plan, both of which had received DOE approval. Submitted on July 30, 2021, the DP outlines the scope and estimated costs of final field decommissioning, including the FPSO, subsea equipment, and production wells. The total decommissioning cost is projected at $24 million, with $9.5 million allocated for FPSO disconnection and subsea equipment abandonment and $14.5 million for permanent plugging and abandonment (“P&A”) of the production wells.

In January 2023, Matahio Energy completed the acquisition of NPG, which operates the Galoc Field, and PUI, which owns the FPSO Intrepid Balanghai. In March 2023, ownership of the FPSO was transferred directly from PUI to NPG.  Following this transfer, NPG (acting as a corporate entity and not in its capacity as SC 14C-1 Joint Venture Participant) entered into a new bareboat charter with the other JV Partners, including FEPC, for the purpose of continuing production operations at the Galoc Field.

In December 2023, the DOE released Department Circular (“DC”) no. 2023-12-0033 on the awarding of Development and Production Petroleum Service Contracts (“DP PSC”) through direct negotiations. It took effect on January 3, 2024.  The DP PSC covers expiring service contracts but with ongoing production or producible petroleum reserves as validated by the DOE. It will have an initial term aligned with the period necessary to produce the recoverable oil or gas reserves declared in the DOE-approved Plan of Development (“POD”). The contract may also be subject to renewal for an additional period based on mutually agreed terms and conditions.

SC 14C-1 qualifies for the issuance of a new DP PSC to continue production beyond December 2025, which is the end of the SC’s term. The documents for the DP PSC application were submitted to the DOE in March 2025 and are currently under review by the agency.

SC 14C-2 West Linapacan

Block C-2 has an area of 176.5 square kilometers and contains the West Linapacan A and B structures. The Consortium headed by The Philodrill Corporation (“Philodrill”) continues with its evaluation of the viability of redeveloping the West Linapacan A Field, which was discovered in 1990 and produced around 8.5 MMBO from 1992 before being shut-in in 1996.

In 2018, Philodrill completed the mapping and interpretation of reprocessed 3D seismic data, focusing on the West Linapacan B structure, which was drilled in 1991. The SC 14C-2 and SC 74 Consortia conducted joint Rock Physics and QI studies in 2019 using existing 3D seismic and well data, with Ikon Science completing the initial phase in October 2019. However, only the SC 74 JV proceeded with the second phase of the QI Study.

In September 2021, the Consortium began a technical study on the West Linapacan B Field, including geologic data review, well log digitization, reservoir modeling, and resource estimation. Phase 1, completed in November 2021, indicated that a stand-alone development for West Linapacan B was not economically viable. Phase 2 explored a joint development of the West Linapacan A and B Fields, concluding that feasibility depended on recoverable reserves, development costs, production rates, and oil prices.

On October 20, 2022, Nido Petroleum, a current member of the SC 14C-2 Consortium, submitted a proposal to drill a well and to conduct an EWT on West Linapacan A in exchange for acquiring an additional 62.721% of the Filipino partners’ current participating interest. Under the proposal, Nido will have a post-farm-in interest of 85% while the Filipino partners will retain 15%. On October 28, 2022, the Filipino partners submitted a counter-proposal for sharing the proceeds during production. A draft Farm-in Agreement/Heads of Agreement has been prepared and, as of September 30, 2024, remains under Nido’s consideration.

On December 20, 2024, Philodrill submitted the WP&B for 2025 to the DOE. The firm program includes the preparation of a plan and design study for a new well, West Linapacan A-7, and a POD for the West Linapacan A Field. The study is expected to take 4 to 6 months, with an estimated total cost of $225,000.

The current term of SC 14C-2 is set to expire on December 17, 2025. Prior to that date, the Consortium plans to surrender the license and apply for a DP PSC, as the block qualifies due to the declared reserves in the West Linapacan A Field. Currently, the Joint Venture is about to undertake a POD study for the West Linapacan A Field, which is expected to be completed by late September or early October. Based on the results of this study, the group intends to immediately apply for a new contract covering an expanded block that will include the West Linapacan A and West Linapacan B fields.

Octon Block (former SC 6A)

In 2018, Philodrill completed the seismic interpretation/mapping work on the northern sector of the block using the PSDM 3D volume. The evaluation focused on the Malajon, Salvacion, and Saddle Rock prospects.  The Malajon and Saddle Rock closures were previously tested by wells that encountered good oil shows in the Galoc Clastic Unit (“GCU”) interval. However, no drill stem tests were conducted in this interval due to operational constraints. A seismic attribute analysis of the prospects was completed the following year, aimed at characterizing the target reservoirs and determining their distribution in terms of porosity, thickness, and lithology.

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

SC 6A had an original term set to expire on February 28, 2024, leaving the Consortium with limited time to drill an exploratory well and to develop a field in case of a discovery. In view of this, the Consortium decided to surrender the contract effective March 31, 2021, and subsequently re-apply for a new contract under the Philippine Conventional Energy Contracting Program (“PCECP”) on area nomination.

The surrender of the SC was approved by the DOE on September 5, 2022, and on March 17, 2023, Philodrill submitted to the DOE the bid documents for the application for the new SC, which has now been termed Nominated Area No. 10 by the DOE. FEPC will have a participating interest of 6.8439% in the new SC.

On May 15, 2023, during a preliminary review, the DOE confirmed the completeness of the technical, legal, and financial documents submitted by the JV in support of the SC application.

On June 26, 2023, the DOE sent a Notice of Qualification of the Consortium to Enter a Petroleum Service Contract for Nominated Area No. 10 to Philodrill. The JV has since signed the SC and is awaiting the signatures of the Secretary of the DOE and the Philippine President for the awarding of the SC. It will have an area of 1,320 sq. km, which includes the former SC 6A and additional areas relinquished from the adjacent SC 74 in 2022.

Upon award of this new SC, the first sub-phase will focus on further subsurface works in addition to the G&G studies conducted by the former SC 6A JV. These activities aim to establish a final well location and design for the Malajon Prospect and to appraise the Octon Discovery.

Cadlao Block (former SC 6B Bonita)

SC 6B had an area of 567 sq. km and contains the Cadlao Oil Field. The field was discovered in 1977 and produced about 11 MMBO from two subsea production wells from 1981-1991. The remaining recoverable reserves are estimated at 3.7 MMBO for proven reserves (1P) and 5.7 MMBO for proven plus probable reserves (2P) based on a 2012 study by Gaffney, Cline & Associates, Inc. Additionally, near Cadlao lies the East Cadlao Prospect, with estimated recoverable resources of 1.48 MMBO at the P10 level, and 1.17 MMBO at the P50 level.

In December 2021, Nido submitted a farm-in proposal to the JV to increase its participating interest in SC 6B from 9.09% to 72.727% and take over the operatorship of the Service Contract.  A farm-in agreement (“FIA”) was later executed on February 11, 2022, with FEPC’s interest being reduced to 2.4546% from 8.182% in exchange for the said carry in Cadlao’s development costs. Under the FIA, Nido will fund 100% of the drilling of a well, Cadlao-4, the conduct of an extended well test (“EWT”), and the subsequent development of the Cadlao Field.

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

The Deed of Assignment (“DOA”) of Participating Interest to Nido and the revised 2022 WP&B were submitted to the DOE on April 11, 2022. The WP&B includes the drilling of Cadlao-4 and the conduct of an EWT. However, the spud date of the well will depend on rig and FSO unit availability.  The DOA was approved on December 19, 2022.

From November 28 to December 1, 2022, Nido conducted a geophysical site survey at Cadlao using the vessel Cassandra VI.  The purpose of the survey was to identify the possible constraints and hazards on the seafloor where the Cadlao-4 well will be located.

On November 15, 2023, Nido and PNOC Exploration Corporation (“PNOC EC”) signed a FIA that provides for PNOC EC’s acquisition of a 20% participating interest in the block, including sharing the cost of drilling and EWT for the Cadlao-4 well. While PNOC EC’s participation was approved by the Consortium, the formal transfer and assignment of the 20% interest from Nido to PNOC EC shall be subject to the approval of DOE.

Due to a tight rig market, the spud date for Cadlao-4 has been delayed to 2025. Initially, Nido had identified a drillship for the project, though it still requires equipment modifications. However, concerns regarding the safety of using a drillship for drilling at a water depth of 93.7 meters have led to the consideration of a jack-up rig for both drilling and EWT. The rig contract for the jack-up rig is currently being reviewed by Nido.

On January 5, 2024, the Consortium sent to DOE its letter of intent to apply for a DP PSC before the end of SC 6B’s production term. On January 26, 2024, Nido submitted the application documents for a DP PSC over the former SC 6B block and additional open areas. These documents include a copy of the POD for the Cadlao Field. The new SC will replace SC 6B, which expired on February 28, 2024. The Consortium is now awaiting the government’s final decision on its application.

SC 14A [Nido], SC 14B [Matinloc] & SC 14B-1 [N. Matinloc]

Production in the Nido and Matinloc Fields was terminated permanently on March 13, 2019, after producing 22,173 barrels of oil from January to March 2019. The Nido Field accounted for 93.06% of the total while Matinloc Field contributed 6.94%.  Shell Philippines was the sole buyer of the crude during the period.

Nido started oil production in 1979 while Matinloc was put in place in 1982. The final inception-to-date production figures for the two fields are 18,917,434 barrels for Nido and 12,582,585 barrels for Matinloc.  The North Matinloc Field, which was in production from 1988 to 2017, produced a total of 649,765 barrels of oil.  The total production for the three (3) fields is 32,149,784 barrels.

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

FEL plans to achieve this by:

●          Development of SC 72

●          Continued review of exploration blocks to identify potential drilling targets

●          Continued review of administrative expenses

For further details regarding FEL, see its 2023 financial statement package at https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2024 is not expected to be available until Q3 of 2025.

Risk factors specific to FEL

The Company is exposed to certain risk factors which are specific to its investment in FEL.  These include the following:

On October 16, 2020, FEL received notice from the DOE that the FM imposed on SC 72 on December 15, 2014 was lifted with immediate effect and that FEL was to resume exploration activities on SC 72.  Under the current work program commitments, FEL was given 20 months from the date of lifting of the FM to drill two commitment wells.  The total cost of drilling these wells depends on a number of factors.  The Company’s management estimates the total work to be between $70 million and $100 million. It is important to note that, to date, there has been no announcement of any agreement between FEL and CNOOC in relation to the implementation of the MOU involving SC 72. The risk therefore exists that should FEL not be able to meet its commitments to the DOE, it may have to surrender its rights to SC 72 and pay a penalty equivalent to the minimum financial commitment of the current sub-phase.

On April 6, 2022, FEL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice, and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 11, 2022, as a result of not receiving the necessary clearance, Force Majeure was once again declared on SC 72.

In June 2022, media outlets reported that the MOU between China and the Philippines had been terminated although media outlets also reported that discussions would continue on joint exploration of SC 72.

On October 11, 2022, the DOE granted FGL the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022, until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, FGL will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to its re-imposition (October 14, 2020 to April 6, 2022) would be credited back to SC 72.  Once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, equivalent to the remaining term of Sub-Phase 2 of SC 72 before October 14, 2020.

•	FEL’s cash inflows is heavily dependent on the Galoc Field production, which continued to operate beyond the original cessation date of September 24, 2020, following an agreement the previous operator GPC signed with ROI, the owner of the FPSO Rubicon Intrepid. The viability of continued production depends on the consistent output of the producing wells as well as the price of oil.

•	FEL’s operations do not generate sufficient cash to fund new exploration work in Galoc and its other blocks; therefore, in the event FEL issued new capital to fund these costs, the Company’s interest in FEL may be diluted.

•	FEL is a closely held private company and there is a limited population of potential buyers for FEC’s relatively small interest in FEL.

•	FEL’s interest in its main asset SC 72 could be diluted depending on the agreement reached, if any, with potential farm-in partners in the future.

•	Further exploration work has to be completed on SC 72 and SC 40 to confirm the value of the resources within these properties.

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.  The advance to FEL was via non-interest bearing loans.  To fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”).  The PXP loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of a) August 31, 2025, or b) any equity issuance by FEC, or c) any sale of FEL shares by FEC, or d) any third party borrowing by FEC.

In October 2023, FEL advised the Company of its intent to complete a $3,000,000 fund raising to repay its loan from PXP and for general working capital purposes.  FEC agreed to participate in its pro-rata 6.8% share amounting to $204,000 through additional loans from PXP on the same terms and conditions as previous advances.

On December 21, 2023, $626,820 of advances made to FEL by the Company were converted to shares in FEL at a price of $0.30 per share. The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are different from US GAAP (refer to the Auditors’ Report dated July 14, 2025).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2024, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2024 versus December 31, 2023

Our accounts show a loss for the year ended December 31, 2024, of $244,437, or $0.00 per share, versus a loss of $191,795 for the same period in 2023.  General and administration expense were $182,241 for the year ended December 31, 2024 versus $159,202 for the same period in 2023.  Overall general and administrative expenses were higher than those experienced in the previous year.  Higher professional fees and higher interest expense on the PXP Loan mainly accounted for the difference.  Professional fees were $54,310 for the year ended December 31, 2024 versus $23,841 for the same period in the previous year as we engaged professional advice with respect to our strategic options going forward in 2025. Office and miscellaneous costs were $19,219 for the year ended December 31, 2024 versus $22,572 for the same period in the previous year.  The difference was a result of our ongoing effort to reduce costs where possible. Consulting fees for the year ended December 31, 2024 were $86,397 versus $86,749 for the previous year.  The difference was not material. Listing and filing fees were $19,929 for the year ended December 31, 2024 versus $25,183 for the same period in the previous year.  The difference was due to the initial conversion in 2023 of our 2022 and 2023 filings to XBRL pursuant to new filing requirements.  For the year ended December 31, 2024, foreign exchange loss was $1,500 versus a loss of $191 for the same period in the previous year.  The average foreign exchange for 2024 was 1.3698 versus 1.3497 in 2023. Interest expense for the year ended December 31, 2024 was $62,196 versus $32,593 for the same period in the previous year.  The difference was due to the increased interest on the loans from PXP in 2024 as a result of an increase in the overall loan amount and the increase in interest rates.  Comprehensive income for the year ended December 31, 2024 was $5,861,726 versus a loss of $191,795 for the year ended December 31, 2023.  The difference was a result of the change in fair value of our investment in FEL.

Fiscal year ended December 31, 2023 versus December 31, 2022

Our accounts show a loss for the year ended December 31, 2023 of $191,795, or $0.00 per share, versus a loss of $193,182 for the same period in 2022.  General and administration expense were $159,202 for the year ended December 31, 2023 versus $182,578 for the same period in 2022.  Overall expenses were slightly lower than those experienced in the previous year.  Lower professional fees and lower consulting fees, offset by higher listing and filing fees and interest expense on the PXP Loan mainly accounted for the difference.  Professional fees were $23,841 for the year ended December 31, 2023 versus $31,080 for the same period in the previous year as we engaged professional advice with respect to our strategic options going forward in 2022. Office and miscellaneous costs were $22,572 for the year ended December 31, 2023 versus $23,861 for the same period in the previous year.  The difference was not material. Consulting fees for the year ended December 31, 2023 were $86,749 versus $103,671 for the previous year due to the reduction of total fees paid from cost cutting measures. Listing and filing fees were $25,183 for the year ended December 31, 2023 versus $15,549 for the same period in the previous year.  The difference was due to the initial conversion of our 2022 and 2023 filings to XBRL pursuant to new filing requirements.  For the year ended December 31, 2023 foreign exchange loss was $191 versus a loss of $4,712 for the same period in the previous year.  The average foreign exchange for 2023 was 1.3497 versus 1.3013 in 2022. Interest income was $Nil for the year ended December 31, 2023 versus $38 for the same period in the previous year.  The difference was not material.  Interest expense for the year ended December 31, 2023 was $32,593 versus $10,642 for the same period in the previous year.  The difference was due to the increased interest on the loans from PXP in 2023 as a result of an increase in the overall loan amount and the increase in interest rates.

Balance Sheet

Our current assets were $14,245 at December 31, 2024 versus $16,642 for the year ended December 31, 2023. The difference is a result of the lower cash and lower prepaid balance.  Our investment in Forum Energy was reflected at a carrying value of $8,568,094 in the financial statements as at December 31, 2024 (2023 - $2,461,931).  The increase was due to the change in fair value of our investment in FEL in 2024.  Our assets reflect our investment in Forum Energy on a fair value basis.

Liquidity and Capital Resources

Our working capital deficit at December 31, 2024 was $922,999 versus $678,562 at December 31, 2023 and shareholders’ equity was $7,645,095 at December 31, 2024 (2023 - $1,783,369).  On December 31, 2024, our cash balance was $5,756 which was lower than on December 31, 2023.  On December 31, 2024 our short-term loans payable was $895,637 versus $678,155 on December 31, 2023.  In addition, our trade and accrued payables balance on December 31, 2024 was $41,607 versus $17,049 on December 31, 2023. These differences mainly accounted for the changes in working capital.

Cash used in operating activities for the year ended December 31, 2024 was $156,936 versus $158,162 for the same period in 2023 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $155,286 for the year ended December 31, 2024 versus $356,500 for the year ended December 31, 2023.  The difference was due to a lower amount of loans received from PXP in 2024.

Cash used in investing activities was $Nil for the year ended December 31, 2024 versus $204,000 for the year ended December 31, 2023, and 198,620 for the year ended December 31, 2022. In 2023, we advanced an additional $204,000 to FEL as part of a financing undertaken by FEL and in 2022 we advanced $198,620 to FEL for pre-drilling costs.

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620, bringing the total to $423,020, which included $224,400 previously advanced.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, the Company accepted a PXP Loan.

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by us to $627,020.   The funds to participate in the financing were obtained via further PXP Loans.

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) August 31, 2025, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $155,286 for working capital from PXP during the year ended December 31, 2024 (2023 - $356,500; 2022 - $80,000) under the same terms and conditions as the PXP Loan.  As at December 31, 2024, the outstanding PXP Loan balance was $895,637 (2023 - $678,155), which included accrued interest of $105,431 (2023 - $43,235; 2022 - $10,642).  Total interest expense amounted to $62,196 for the year ended December 31, 2024 (2023 – 32,593; 2022 – 10,642).

On December 21, 2023, $626,820 of advances made to FEL by us were converted to shares in FEL at a price of $0.30 per share.  The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

Capital Resources

We currently own 6.80% of Forum Energy. If Forum Energy is required to raise additional funds through equity issuances, we would have to purchase our proportionate share of these equity issuances to maintain our current equity position.

We anticipate that we will require additional funds for working capital in 2025 and we are evaluating options in order to raise the additional funds.  If we are unable to raise additional funds, there is significant doubt that we will be able to continue as a going concern.  Currently, PXP has agreed to fund our operations until August 31, 2025, under the same terms and conditions as the PXP Loan.

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

Contractual Obligations

None

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

We have prepared our consolidated financial statements in accordance with IFRS Accounting Standars as issued by the IASB. IFRS Accounting Standards represents standards and interpretations approved by the IASB. International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards and interpretations effective as of December 31, 2024.

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

Recent Accounting Related Pronouncements

The Company has prepared its financial statements in accordance with IFRS Accounting Standards as issued by the IASB. IFRS Accounting Standards represents standards and interpretations approved by the IASB. IAS’s, and interpretations issued by the IFRIC’s SIC’s. The financial statements have been prepared in accordance with IFRS Accounting Standards and interpretations effective as of December 31, 2024.

New IFRS Accounting Standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

As at the date of authorization of these financial statements, the IASB had issued certain pronouncements that are mandatory for the Company’s accounting periods commencing on or after March 1, 2025. In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. This standard aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact the new standard will have on its financial statements. Other recent accounting pronouncements are not applicable or do not have a significant impact to the Company, have been excluded.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1)(2)(3)	74	Director since November 2012, President and CEO from August 2015 to October 2020, and CFO from June 2015 to October 2020.
Claro Ramirez (1)(3)	64	Director since October 2011
Daniel Carlos (1)(2)	61	Director, President and CEO since October 2020
Mark Rilles	41	Chief Financial Officer since October 2020

(1)	Member of Audit Committee in 2024

(2)	Member of Compensation Committee in 2024

(3)	Member of the Corporate Governance Committee

Information About our Directors and Officers

Mr. Daniel Carlos, Director, President, Chief Executive Officer

Mr. Carlos is currently the President and a Director of PXP, the Company’s majority shareholder. He obtained his Bachelor of Science (B.Sc.) degree in Geology from the University of the Philippines (1984) and holds a Master of Science (M.Sc.) degree in Petroleum Geosciences from the Norwegian University of Science and Technology or NTNU in 2002. He also has a Diploma in Petroleum Exploration and Reservoir Evaluation from the University of Trondheim, now NTNU, in 1988. In February 2007, he joined Forum Energy Philippines Corporation as Vice President for Exploration and was appointed President since July 2013 to present. He was appointed President of PXP Energy Corporation in August 2015. He is also the Resident Agent in the Philippines of Forum (GSEC 101) Limited, which operates Service Contract (SC) 72 or Recto Bank. He is also the President of Forum Energy Philippines Corporation, a subsidiary with non-operated holdings in SCs 6 and 14, and Forum Exploration, Inc., which operates SC 40 or North Cebu Block. He is a licensed Filipino Geologist (PRC No. 1027) and placed third in the 1985 Geologist Licensure Examinations.

Mr. Mark Rilles, Chief Financial Officer

Mr. Rilles is currently the Finance Controller of PXP, having joined the Group in 2012. He is the Corporate Secretary of Forum Energy Limited and Pitkin Petroleum Limited, and Director and Treasurer of Forum Energy Philippines Corporation and Forum Exploration Inc. He obtained his Bachelor of Science degree in Accountancy from the University of Santo Tomas (2004) and holds a Master of Business Administration (M.B.A.) degree from the Ateneo Graduate School of Business (2014). He is a Certified Public Accountant (passed the CPA Licensure Examinations in 2004) and previously worked at SyCip Gorres Velayo & Co. (SGV & Co.) from 2004 to 2008.

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

None of our executive officers or directors received other compensation in excess of the lesser of $25,000 or 10% of such Executive Officer’s or Director’s cash compensation as reported in the compensation table below and all Executive Officers and directors as a group did not receive other compensation which exceeded $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table below.

No funds were set aside or accrued by us during the year ending December 31, 2024 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2024 and 2023 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2024

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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2024 and none were issued or exercised in 2024 or 2023.

C.  Board Practices

We have an Audit Committee, a Compensation Committee, and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2024 were Daniel Carlos, Claro Ramirez, and Paul Wallace.   New members of our Audit Committee for 2025 will be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2024 were Paul Wallace and Daniel Carlos.  Members of our Compensation Committee for 2025 will be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2024 were Claro Ramirez and Paul Wallace.  Members of our Corporate Governance Committee for 2025 will be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2024, we had no employees.

E.  Share Ownership

The following table lists as of June 30, 2025, the share ownership of our directors and executive officers.

The following table sets forth certain information as of June 30, 2025 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on June 30, 2025 was 861,082,371.

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

Warrants Held by Directors and Officers

Name	Number of Share Purchase Warrants	Exercise Price	Expiration Date
None	None	-	-

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  Currently, we are not controlled directly or indirectly by any foreign government but are controlled by PXP.

There are no arrangements, known to us, the operation of which may at a subsequent date result in a change in our control other than as noted above.

The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by PXP due to the fact that, as indicated in the table below, it directly owns 78.39% of our outstanding voting securities and thus controls the outcome of all matters decided stockholder votes. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of June 30, 2025, according to the information available to us.

Name	Number of Shares Owned	Percent of Class
PXP Energy Corporation *	674,999,986	78.39
CDS & Co.**	39,018,591	4.53
Cede & Co.**	42,913,251	4.98
Asian Coast International	62,740,000	7.29

* No changes in the ownership of our shares by PXP has occurred during the past three (3) years.

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

As at June 30, 2025, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 30, 2025, the shareholders’ list showed 592 registered shareholders and 861,082,371 shares outstanding.  The number of shares held by U.S. residents was 48,759,720 representing 5.66% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 522.

B.  Related Party Transactions

On October 31, 2023 and November 29, 2023, we advanced $68,000 and $136,000, respectively, to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL, bringing the total advances by the Company to $627,020.

On December 21, 2023, $626,820 of advances made to FEL by us were converted to shares in FEL at a price of $0.30 per share.  The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.  The remaining $200 of advances made to FEL was assumed by PXP.

During the year ended December 31, 2024, general and administrative expenses included key management personnel compensation totaling $48,000 (2023: $48,000; 2022: 48,000).

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”).  The PXP loan bears interest of Libor plus 3.5% and both interest and principal is repayable on the earlier of a) August 31, 2025, or b) any equity issuance by us, or c) any sale of FEL shares by us, or d) any third party borrowing by us.  We also received an additional $155,286 for working capital from PXP during the year ended December 31, 2024 (2023 - $356,500; 2022 - $80,000) under the same terms and conditions as the PXP Loan.  As at December 31, 2024, the outstanding PXP Loan balance was $895,637 (2023 - $678,155) which included accrued interest of $105,431 (2023 - $43,235).  Total interest expense amounted to $62,196 for the year ended December 31, 2024 (2023 – $32,593; 2022 – $10,642).  The PXP Loan balance was reduced by $200 as a result of the assumption by PXP of the balance of the advances made to FEL.

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

Interest Rate Sensitivity

We currently have no significant short-term or long-term debt requiring interest payments other than the PXP Loan.  This does not require us to consider entering into any agreements or purchasing any instruments to hedge against possible interest rate risks at this time.  Thus, any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

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

Our Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this Annual Report (the “Evaluation Date”) and concluded they are not effective as discussed below.

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining for the Company adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS Accounting Standards.

As of December 31, 2024, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS Accounting Standard guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) limited number of staff, not allowing for complete segregation of incompatible duties; and (2) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2024, and communicated the matters to our management and board of directors.

Management believes that preparing and implementing sufficient written policies and checklists will remedy the insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS Accounting Standard and SEC disclosure requirements. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result in proper segregation of duties.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2024, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2024 were Daniel Carlos, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2025 will be appointed following our Annual and General Meeting of Shareholders.

Our Board has determined that it has at least one (1) financial expert serving on its Audit Committee.  This individual is Paul Wallace.  Mr. Wallace is a Chartered Professional Accountant and has significant experience in the review of financial statements and related information.

Mr. Wallace would be regarded as “independent” per Rule 5605(a)(2) of the Nasdaq Stock Market Rules, since he has not been employed by the Company as an Executive Officer during the past three (3) years.

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

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2024, an amount of $25,000 was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP (“DMCL”).   For the audit of the annual financial statements for the year ended December 31, 2023, an amount of Canadian $27,102 was billed by our external auditors DMCL.

Audit Related Fees

There were no audit related fees for the year ended December 31, 2024 or December 31, 2023.

Tax Fees

We did not incur any fees in either of the last two fiscal years for professional services rendered by DMCL for tax compliance, tax advice and tax planning.

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

Financial Statements:

FEC RESOURCES INC.

Financial Statements

As of December 31, 2024 and 2023

and for each of the years in the three-year period ended

December 31, 2024

(Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of FEC Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of FEC Resources Inc. (the "Company") as of December 31, 2024 and 2023, the related statements of comprehensive income (loss), changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

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

Fair value – Investment in Forum Energy Limited Refer to Note 7 of the financial statements

The Company holds an investment in shares of a private company that are measured at fair value through other comprehensive income. As these shares are not traded in an active market, the valuation of this investment must consider other inputs, observable or unobservable, that are available.

On May 10, 2024, the Company’s parent company, which also controls the investee company, proposed to increase its equity interest in the investee company through the completion of a share swap transaction. The Company determined the fair value of the investment as at December 31, 2024 based on the same methodology used to determine the pricing in this share swap transaction after factoring in changes in share prices from May 10, 2024 to December 31, 2024.

We identified this fair value measurement as a critical audit matter because auditor judgment is required to evaluate whether the inputs used are appropriate and the most reliable indicator of fair value.

Our audit procedures relating to this fair value measurement included the following, among others:

	•	Evaluated the applicability of the share swap transaction in the valuation of the Company’s investment;

	•	With the assistance of a valuation specialist:

		o	Verified the share prices used in the calculation to determine the fair value of the investment;

		o	Assessed the appropriateness of the valuation method used;

		o	Assessed the reasonableness of the assumptions applied; and

		o	Tested the mathematical accuracy of the calculations.

DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017

Vancouver, Canada

July 14, 2025

FEC RESOURCES INC.

Statements of Financial Position

Expressed in United States Dollars

	December 31 2024	December 31 2023

ASSETS

Cash (Note 6)	$5,756	$7,406
Prepaid expenses	8,489	9,236
	14,245	16,642
Non-current assets
Investment in Forum Energy Limited (Note 7)	8,568,094	2,461,931
	$8,582,339	$2,478,573

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Trade and accrued payables	$41,607	$17,049
Short term loan (Note 9)	895,637	678,155
	937,244	695,204

Shareholders’ Equity

Share capital (Note 8)	17,620,625	17,620,625
Contributed surplus (Note 8)	3,058,063	3,058,063
Accumulated other comprehensive income (Note 7)	6,106,163	-
Deficit	(19,139,756)	(18,895,319)
	7,645,095	1,783,369
	$8,582,339	$2,478,573

Basis of Presentation and Going Concern (Note 2)

Subsequent Event (Note 14)

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Daniel Carlos”	“Paul Wallace”
Director	Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Expressed in United States Dollars

	Year ended December 31 2024	Year ended December 31 2023	Year ended December 31 2022

General and administrative expenses
General and administration (Notes 9 and 10)	$182,241	$159,202	$182,578
Operating loss	(182,241)	(159,202)	(182,578)

Interest income (Note 6)	-	-	38
Interest expense (Note 9)	(62,196)	(32,593)	(10,642)
Net loss for the year	$(244,437)	$(191,795)	$(193,182)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of investment (Note 7)	6,106,163	-	-
Comprehensive income (loss) for the year	$5,861,726	$(191,795)	$(193,182)

Loss per common share
- Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	861,082,371	861,082,371	861,082,371

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CHANGES IN EQUITY

Expressed in United States Dollars

For the years ended December 31, 2024, 2023 and 2022

	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total

Balance January 1, 2024	$17,620,625	$3,058,063	$-	$(18,895,319)	$1,783,369
Total net loss for the year	-	-	-	(244,437)	(244,437)
Valuation gain on investment	-	-	6,106,163	-	6,106,163
Balance December 31, 2024	$17,620,625	$3,058,063	$6,106,163	$(19,139,756)	$7,645,095

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2023	$17,620,625	$3,058,063	$(18,703,524)	$1,975,164
Total comprehensive loss for the year	-	-	(191,795)	(191,795)
Balance December 31, 2023	$17,620,625	$3,058,063	$(18,895,319)	$1,783,369

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2022	$17,620,625	$3,058,063	$(18,510,342)	$2,168,346
Total comprehensive loss for the year	-	-	(193,182)	(193,182)
Balance December 31, 2022	$17,620,625	$3,058,063	$(18,703,524)	$1,975,164

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CASH FLOWS

Expressed in United States Dollars

	Year ended December 31 2024	Year ended December 31 2023	Year ended December 31 2022
Cash used in: OPERATING ACTIVITIES
Net loss for the year	$(244,437)	$(191,795)	$(193,182)

Non-cash items included in net loss
Accrued interest expense	62,196	32,593	10,642
Changes in working capital related to operating activities
Prepaid expenses	747	(647)	(433)
Trade and accrued payables	24,558	1,687	2,043
Net cash used in operating activities	(156,936)	(158,162)	(180,930)

FINANCING ACTIVITY
Loan from PXP Energy Corporation	155,286	356,500	278,620
Net cash provided by financing activity	155,286	356,500	278,620

INVESTING ACTIVITY
Loan to Forum Energy Limited	-	(204,000)	(198,620)
Net cash used in investing activity	-	(204,000)	(198,620)

Net decrease in cash	(1,650)	(5,662)	(100,930)
Cash – beginning of the year	7,406	13,068	113,998
Cash – end of the year	$5,756	$7,406	$13,068

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 1 Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEL”). The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At December 31, 2024, the Company has a 6.8% interest in FEL. (Note 7).

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (“PXP”) with a registered office at 2/F LaunchPad, Reliance corner Sheridan Streets, Mandaluyong City 1550, Metro Manila, Philippines.

Note 2 Basis of Preparation and Going Concern

a) Statement of Compliance

These financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on July 14, 2025.

b) Basis of Measurement

The financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value described in the applicable notes and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS Accounting Standards requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5.

c) Nature of Operations and Going Concern

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk. The Company has an accumulated deficit since inception of $19,139,756.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

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

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations because the Company’s parent company has agreed to fund the operations of the Company for the foreseeable future. As at December 31, 2024, the Company’s management believes it does not have sufficient cash to fund the ongoing operations for the next 12 months. The continuation of the Company is dependent upon its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders, or obtain loans from PXP. Also, the Company may issue new shares to PXP and/or other third parties. There is no assurance that the Company will be able to obtain adequate financing in the future or that such dispositions will be on terms advantageous to the Company. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustment could be material.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 3 Material Accounting Policy Information

The accounting policies set out below have been applied consistently to all years presented in these financial statements.

a) Foreign Currency Translation

The functional and presentation currency of the Company is the US dollar. Accordingly, foreign currency transactions and balances are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign currencies are principally translated using daily exchange rates, except for depreciation and depletion which is translated at historical exchange rates. Foreign exchange gains and losses are recognized in net loss and presented in the Statements of Comprehensive Loss in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash balances denominated in foreign currencies are disclosed separately in the statements of cash flows.

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 3 Material Accounting Policy Information (continued)

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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2024, December 31, 2023 and December 31, 2022. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 3 Material Accounting Policy Information (continued)

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

The Company’s financial assets at amortized cost consists of cash.

Fair value through other comprehensive income (“FVTOCI”):

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

December 31, 2024

(Expressed in United States Dollars)

Note 3 Summary of Material Accounting Material Policies (continued)

d) Financial Instruments (continued)

The Company’s financial assets at FVTOCI include its investment in FEL (Note 7).

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in Other Comprehensive Income. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

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

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 3 Material Accounting Policy Information (continued)

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

December 31, 2024

(Expressed in United States Dollars)

Note 4 Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS Accounting Standards as issued by the IASB. IFRS Accounting Standards represents standards and interpretations approved by the IASB and are comprised of IFRS Accounting Standards, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The financial statements have been prepared in accordance with IFRS Accounting Standards and interpretations effective as of December 31, 2024.

New IFRS Accounting Standards and interpretations or changes to existing standards with future effective dates are either not applicable or not expected to have a significant impact on the financial statements of the Company.

As at the date of authorization of these financial statements, the IASB had issued certain pronouncements that are mandatory for the Company’s accounting periods commencing on or after March 1, 2025. In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. This standard aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact the new standard will have on its financial statements. Other recent accounting pronouncements are not applicable or do not have a significant impact to the Company, have been excluded.

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 5 Critical Accounting Estimates and Judgments (continued)

i) Deferred tax assets and liabilities (continued)

where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. We believe we have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

ii) Going Concern

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations because the Company’s parent company has agreed to fund the operations of the Company for the foreseeable future. These material uncertainties may cast substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustment could be material

Note 6 Cash

Cash held at banks earns interest at floating rates based on daily bank deposit rates.

Note 7 Investment in Forum Energy Limited (“FEL”)

i) Investment in FEL

The investment in FEL is summarized as follows:

	Number of shares held	Amount
Balance December 31, 2022	6,117,238	$1,835,111
Additions	2,089,400	626,820
Balance December 31, 2023	8,206,638	$2,461,931
Change in fair value	-	6,106,163
Balance December 31, 2024	8,206,638	$8,568,094

As at December 31, 2024, the Company’s interest in FEL was 6.80% (2023 – 6.80%).

On October 31, 2023 and November 29, 2023, the Company advanced $68,000 and $136,000 respectively to FEL representing 6.8% of a $3,000,000 financing being undertaken by FEL bringing the total advances by the Company to $627,020. The advances made to FEL are due on demand and non-interest bearing.

On December 21, 2023, $626,820 of advances made to FEL by the Company were converted to shares in FEL at a price of $0.30 per share. The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 7 Investment in Forum Energy Limited (“FEL”) (continued)

i) Investment in FEL (continued)

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

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $8,568,094 to be indicative of the fair value of the investment in FEL. On May 13, 2024, PXP disclosed that it was undertaking a share swap with Tidemark Holdings Limited (“Tidemark”) whereby PXP would exchange PXP shares for all FEL shares held by Tidemark at a value of US$1.17 per share (430,243,903 PXP shares at PHP3.62). This imputed a value of $9,601,766 on the transaction date. The Company re-calculated the volume weighted average price of the PXP shares as at December 31, 2024 resulting in a 10.77% reduction in the fair value from the transaction date. The fair value of the investment is consistent with the re-calculated implied value based

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

i) Investment in FEL (continued)

on the May 10, 2024 share swap between PXP and Tidemark, which is a Level 2 input. The share swap transaction closed on March 20, 2025.

Note 8 Share Capital

a) Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance December 31, 2022, 2023, and 2024	861,082,371	$17,620,625

No preferred shares have been issued.

b) Nature and Purpose of Equity and Reserves

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from income and losses from period to period.

c) Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately. There were no stock options outstanding on December 31, 2024 or December 31, 2023 and none were issued between January 1, 2022 and December 31, 2024.

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

On December 21, 2023, $626,820 of advances made to FEL by the Company were converted to shares in FEL at a price of $0.30 per share. The $626,820 conversion into FEL shares represented 6.8% of $9,217,939 of debt settled by FEL. The remaining $200 of advances made to FEL was assumed by PXP.

(ii)	During the year ended December 31, 2024, general and administrative expenses included key management personnel compensation totaling $48,000 (2023: $48,000; 2022: 48,000).

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 9 Related Party Transactions and Balances (continued)

(iii)

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL. The advance to FEL was via non-interest bearing loans. In order to be able to fund the cash call, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal is repayable on the earlier of a) August 31, 2025 or b) any equity issuance by FEC, or c) any sale of FEL shares by FEC, or d) any third party borrowing by FEC. The Company also received an additional $155,286 for working capital from PXP during the year ended December 31, 2024 (2023 - $356,500; 2022 - $80,000) under the same terms and conditions as the PXP Loan. As at December 31, 2024, the outstanding PXP Loan balance was $895,637 (2023 - $678,155) which included accrued interest of $105,431 (2023 - $43,235). Total interest expense amounted to $62,196 for the year ended December 31, 2024 (2023 – $32,593; 2022 – $10,642). The PXP Loan balance was reduced by $200 as a result of the assumption by PXP of the balance of the advances made to FEL (Note 9 (ii)).

Note 10 General and administrative expenses

	December 31, 2024	December 31, 2023	December 31, 2022
Professional fees	$54,310	$23,841	$31,080
Bank charges	886	666	3,705
Listing and filing fees	19,929	25,183	15,549
Office and miscellaneous	19,219	22,572	23,861
Consulting (Note 9)	86,397	86,749	103,671
Foreign exchange	1,500	191	4,712
	$182,241	$159,202	$182,578

Note 11 Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Loss before income taxes	$(244,437)	$(191,795)	$(193,182)
Tax expense (recovery) based on statutory rate of 27.0%	(66,000)	(52,000)	(52,000)
Permanent differences and other	824,000	(84,000)	(4,000)
	758,000	(136,000)	(56,000)
Changes in unrecognized deferred tax assets	(758,000)	136,000	56,000
Total income tax (recovery)	$-	$-	$-

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 11 Income Taxes (continued)

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2024 and 2023 are summarized as follows:

	December 31, 2024	December 31, 2023
Unrecognized deferred income tax assets:
Allowable capital losses	$468,000	$468,000
Non-capital losses	1,945,000	1,878,000
Investments	625,000	1,450,000
Unrecognized deferred tax assets	(3,038,000)	(3,796,000)

As at December 31, 2024, the Company had estimated non-capital losses for Canadian tax purposes of $7,202,000 that expire between 2027 to 2044 which may be carried forward to offset future years’ taxable income.

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

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

Note 12 Financial Instruments and Risk Management(continued)

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at December 31, 2024, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2024, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b) Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositor’s insurance available in each respective account. Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit of $5,756 (2023: $7,406).

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2024, the Company’s trade and accrued payables were $41,607 and loans from PXP were $895,637, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of trade and accrued payables and loans from PXP approximate their fair values due to the relatively short periods to maturity of the instruments.

Liquidity risk is assessed as high.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2024

(Expressed in United States Dollars)

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

As at December 31, 2024 the Company had no externally imposed capital requirements nor were there any changes in the Company’s approach to capital management during the year.

Note 14 Subsequent Events

Subsequent to year end, the Company received an additional $220,950 for working capital under the PXP Loan.

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

45

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 15, 2025	FEC Resources Inc. (Registrant)

	By:	/s/ Daniel Carlos
President and Chief Executive Officer

46