Form 20-F
period 2025-12-31
FEC Resources Inc.
filed 2026-05-15
CIK 849997

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For Fiscal Year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report________________________

For the transition period from ________________to____________________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  992,646,096 Common Stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405, of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐    No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, and accelerated filer, or a non-accelerated filer.  See definition of “large accelerated filer,”  “accelerated filer” and “emerging growth company”  in Rule 12b-2 of the Exchange Act.

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

Not Applicable

FEC RESOURCES, INC.

FORM 20-F ANNUAL REPORT FISCAL YEAR 2025

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

PART I

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

Table No. 3(A)(1)

U.S. Dollar/Canadian Dollar

Currency Exchange Table No. 1

U.S. Dollar/Canadian Dollar

	Average	High	Low	Close
Fiscal Year Ended 12/31/25	1.40	1.46	1.36	1.37
Fiscal Year Ended 12/31/24	1.37	1.44	1.33	1.44
Fiscal Year Ended 12/31/23	1.35	1.39	1.31	1.32
Fiscal Year Ended 12/31/22	1.30	1.39	1.25	1.35
Fiscal Year Ended 12/31/21	1.25	1.29	1.20	1.27

The current closing rate of exchange was 1.3664 on March 4, 2026.

Table No. 3(A)(2)

U.S. Dollar/Canadian Dollar

	9/25	10/25	11/25	12/25	1/26	2/26
High	1.39	1.40	1.41	1.40	1.40	1.39
Low	1.37	1.39	1.40	1.38	1.37	1.35

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the five fiscal years ended December 31, 2025, 2024, 2023, 2022, and 2021.  The information presented below for the five year period ended December 31, 2025, 2024, 2023, 2022, and 2021 is derived from our audited financial statements.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

	Year Ended 12/31/25 (‘000) except per share data	Year Ended 12/31/24 (‘000) except per share data	Year Ended 12/31/23 (‘000) except per share data	Year Ended 12/31/22 (‘000) except per share data	Year Ended 12/31/21 (‘000) except per share data
Revenue	$-	$-	$-	$-	$-
Net (Loss) Income	$(283)	$(244)	$(192)	$(193)	$(168)
Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Diluted Net (Loss) Income Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S	916,231	861,082	861,082	861,082	861,082
Working Capital	$(51)	$(923)	$(679)	$140	$109
Resource Properties	$-	$-	$-	$-	$-
Long-Term Debt	$-	$-	$-	$-	$-
Shareholders’ Equity	$6,192	$7,645	$1,783	$1,975	$2,168
Share Capital	$18,775	$17,621	$17,621	$17,621	$17,621
Capital Stock Shares	992,646	861,082	861,082	861,082	861,082
Total Assets	$6,266	$8,582	$2,479	$2,280	$2,182

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

D. Risk Factors

GENERAL BUSINESS RISKS

We Have Had a History of Operating Losses Which May Affect Our Ability to Continue Operations.

We had a net loss of ($282,798) during the year ended December 31, 2025 (2024 – ($244,437); 2023 – ($191,795). We have incurred operating losses in the previous fiscal years with our accumulated deficit totaling $19,422,554 as at December 31, 2025. We also anticipate sustaining a loss from operations for the fiscal year ended December 31, 2026. We have no sources of revenue in the year ended December 31, 2025, and our only source of revenue has been from the sale of the Forum Energy Limited (“Forum Energy” or “FEL”) shares and, historically, have only shown net income as a result of accounting for our equity share of profits in other companies in which we hold equity investments. The last sale of FEL shares was in 2015.

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

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) August 31, 2025, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us. We also received an additional $260,950 for working capital from PXP during the year ended December 31, 2025 (2024 - $155,286; 2023 - $356,500 under the same terms and conditions as the PXP Loan. As at December 31, 2025, the outstanding PXP Loan balance was $40,248 (2024 - $895,637), which included accrued interest of $248 (2024 - $105,431; 2023 - $42,235). Total interest expense amounted to $41,422 for the year ended December 31, 2025 (2024 – 62,196; 2023 – 32,593). On July 31, 2025, the Company issued 131,563,725 in settlement of the PXP Loan outstanding on that date comprised of $1,011,156 principal and $146,605 in interest for a total of $1,157,761.

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

Management considers the Company to be a going concern because of the support of PXP in the short term but there is no certainty that the Company will be able to continue as a going concern past 2026 without additional debt or equity financing.

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

The consolidated Financial Statements included herein have been prepared by management on the basis of accounting principles applicable to a “going concern”.  Management believes the “going concern” basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future, is appropriate.  We have experienced significant operating losses and cash outflows from operations in the years ended December 31, 2025, 2024, and 2023, and have no income other than that generated from interest on cash balances, interest on a loan to FEL, and the sale of FEL shares.  Our ability to continue as a “going concern” in the long term is dependent on benefiting from our investments and upon obtaining additional financing.  The outcome of these matters cannot be predicted at this time.

We Believe We Don’t Have Sufficient Working Capital to Support Our Business. We Will Need Additional Funds in Order to Sustain our Operations in Order to See if Our Investments Will be Successful and There is No Assurance that Such Funds Will Be Available As, If, and When, Needed.

Funds used in operations for the fiscal years ended December 31, 2025 and 2024 were $(249,084) and $(156,936), respectively.  We have been dependent upon the proceeds of the sale of FEL shares, equity and debt financing in addition to the disposition of assets to fund operations. No assurances can be given that our actual cash requirements will not exceed our budget, that anticipated revenues will be realized, that, when needed, lines of credit will be available if necessary or that additional capital will be available to us.  There is no assurance that we will be able to obtain such additional funds on terms and conditions we may deem acceptable.  Failure to obtain such additional funds may materially and adversely affect our ability to acquire interests directly or indirectly in producing oil and gas and mineral properties.

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

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) August 31, 2025, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $260,950 for working capital from PXP during the year ended December 31, 2025 (2024 - $155,286; 2023 - $356,500 under the same terms and conditions as the PXP Loan.  As at December 31, 2025, the outstanding PXP Loan balance was $40,238 (2024 - $895,637), which included accrued interest of $248 (2024 - $105,431; 2023 - $42,235).  Total interest expense amounted to $41,422 for the year ended December 31, 2025 (2024 – 62,196; 2023 – 32,593).  On July 31, 2025, the Company issued 131,563,725 in settlement of the PXP Loan outstanding on that date comprised of $1,011,156 principal and $146,605 in interest for a total of $1,157,761.

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

Although, PXP has agreed to fund our business for the foreseeable future, there is no certainty that PXP will continue to do so and that we will be able to continue operations.

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

The Large Number of Shares Eligible For Future Sale By Existing Shareholders May Adversely Affect the Market Price For Our Common Shares.

Future sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of our common shares.  As of March 4, 2026, we had 992,646,096 common shares outstanding.  We currently have 819,070,860 shares eligible to be resold pursuant to Rule 144. We do not intend to include these common shares in a future Registration Statement to be filed with the United States Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, registering the common shares for sale. If a decision was made to file a Registration Statement for these common shares. no prediction can be made as to the effect, if any, that sales of common shares or the availability of such shares for sale will have on the market prices of our common shares prevailing from time to time.  The possibility that substantial amounts of our common shares may be sold under SEC Rule 144 into the public market may adversely affect prevailing market prices for our common shares and could impair our ability to raise capital in the future through the sale of equity securities.

Your vote may not affect the outcome of any shareholder vote since our principal stockholder currently retains approximately 81% of our outstanding stock.

Specifically, PXP Energy Corporation (“PXP”) may be able to control the outcome of all stockholder votes, including votes concerning director elections, charter and by-law amendments, and possible mergers, corporate control contests and other significant corporate transactions which may not be in the interests of all shareholders.

As of the record date, based on the information available to us, PXP beneficially owned 806,563,711 Common Shares which represents approximately 81% of the total number of our Common Shares issued and outstanding.

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

On October 11, 2022, the DOE granted Forum the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, Forum will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

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

On November 21, 2025, the DOE approved the Work Program and Budget (“WP&B”) for 2026 with only License Administration costs and Service Contract payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

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

PXP holds a 99.35% controlling interest in FEL, with 92.55% held directly and 6.80% held indirectly through its 81.25% shareholding of the Company.  FEL is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in Service Contract (“SC”) 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through FGL; (b) minority interests in four blocks in offshore Northwest Palawan, including a 4.69% interest in the producing Galoc Field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary, Forum Exploration Inc. (“FEI”).

A summary of FEL’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 86 Octon (former SC 6A)(1)	6.84%	No
SC 88 Galoc (former SC 14C-1)(2)	4.69%	Yes
Cadlao New SC (former SC 6B Bonita)(3)	2.45%	No
West Linapacan New SC (former SC 14C-2)(4)	9.10%	No
SC 14A Nido(5)	8.47%	No
SC 14B Matinloc(5)	12.41%	No
SC 14B-1 North Matinloc(5)	19.46%	No
SC 14D Retention Area(5)	8.16%	No
SC 14 Tara(5)	10%	No

(1) SC 6A was surrendered to the DOE on March 31, 2021, which was approved on September 5, 2022. The area was nominated for a new Service Contract on March 17, 2023. The government awarded the new SC (No. 86) on September 30, 2025.

(2) SC 14C-1 expired on December 17, 2025 after reaching the maximum 50-year term. Prior to its expiry, the Joint Venture applied for a Development and Production Petroleum Service Contract (“DP PSC”) to enable production operations in the Galoc Field to continue. The government awarded the new contract (No. 88) on December 18, 2025.

(3) The 50-year term of SC 6B expired on February 28, 2024. Prior to its expiry, the Joint Venture applied for a new Service Contract on January 26, 2024. The application is currently awaiting final approval from the Office of the President.

(4) SC 14C-2 expired on December 17, 2025 after reaching the maximum 50-year term. Prior to its expiry, the Joint Venture submitted a Letter of Intent to apply for a DP PSC to evaluate additional prospects within the block and reassess redevelopment options for the West Linapacan A Field. The JV members are currently preparing the documents to be submitted to the DOE.

(5) A Notice to Surrender of the blocks were issued by Operators Philodrill and AC Energy (for Tara) on February 16, 2021.  This was approved by the DOE on May 18, 2022.

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

On May 27, 2022, FGL, on behalf of the SC 72 Joint Venture, and Nido Petroleum Philippines Pty Ltd (“Nido”), Operator of SC 54 and SC 6B, signed a Term Sheet in which Nido agreed to purchase most of the SC 72 LLIs, such as wellheads, casings and accessories, conductor, drill bits, etc., for $ 2.9 million, to be paid in installments within a twelve (12)-month period. A Sale and Purchase Agreement (“SPA”) with Nido was executed on June 10, 2022 to formalize the transaction.

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

On November 21, 2025, the DOE approved the WP&B for 2026 with only License Administration costs and SC payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

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

An independent technical evaluation involving a review of available data, project risk assessment, and project economics of the Maya and Dalingding Prospects started in the first quarter of 2023. The results indicate that deterministic and probabilistic volumetric estimates for the Dalingding Prospect show mean resources of 10 billion cubic feet (“BCF”) for a Gas Case and 3.5 million barrels (”MMBO”) for an Oil Case. The study was completed in March 2024.

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

The evaluation of the MT data was completed in April 2025. The results successfully mapped the presence of a reef boundary, presumably the Barili Limestone, identified through sharp resistivity contrasts with surrounding formations. However, the interpreted reef depth and thickness of the overlying seal vary, possibly due to data interpolation effects, as a significant amount of cultural noise had to be removed during the interpretation process.

A data integration study was carried out by FEI following receipt of the MT report, which was completed in June 2025. The subsurface resistivity data derived from the MT method show that resistivity can vary laterally within a formation, reflecting the differences in its physical properties. When combined with other geophysical methods, MT data can provide a more comprehensive understanding of subsurface geology. The study also concludes that, while seismic remains the primary tool for defining prospect structures, MT-derived resistivity can aid in predicting porosity and fluid type within seismically delineated geologic bodies. By integrating data from multiple geophysical tools and sources, the porosity distribution on the Barili Limestone surface was successfully estimated and mapped.

 On March 11, 2026, the DOE approved the WP&B for 2026.

SC 88 Galoc (formerly SC 14 C-1)

Block C-1 Galoc covered an area of 164 square kilometers and contains the Galoc Oil Field, which had produced approximately 25.33 MMBO as of December 31, 2025.

Gross production in 2025 averaged 1,093 barrels of oil per day (“BOPD”), down from 1,224 BOPD in 2024, representing a year-on-year decline of 10.7%. This decline is consistent with the field’s natural decline rate observed for the past three to four years.

Three liftings, totaling 414,124 barrels, were delivered during 2025. The first lifting was completed on February 28, 2025, with a cargo size of 157,381 barrels; the second on June 01, 2025, totaling 123,361 barrels; and the third was completed on October 1, 2025, with a cargo of 133,382 barrels. The crude oil was sold to regional refineries at an average realized price of US$69.96 per barrel.

The field's profitability is expected to continue over the next 1-2 years, subject to effective cost management, operational efficiency, high oil prices, and sustained performance of the remaining production wells, Galoc-5 and Galoc-6.

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

SC 14C-1 qualified for the issuance of a DP PSC allowing production operations at Galoc Field beyond the original end of the SC's term on December 17, 2025. Accordingly, the Consortium applied for a DP PSC in March 2025 and submitted the required documentation over the succeeding months. The Government awarded the new contract, SC No. 88, on December 18, 2025, and following the withdrawal of one company from the application, FEPCO’s participating interest increased from 3.2103% under the expired SC 14C-1 to 4.69174%.

West Linapacan DP PSC (formerly SC 14C-2 )

Block C-2 covered an area of 176.5 square kilometers and hosts two main oil-bearing structures, West Linapacan A and West Linapacan B, which are structural traps formed by fault-related folding. The West Linapacan A Field was discovered in 1990 and, from 1992 to 1996, produced over 8.5 MMBO from fractured Linapacan Limestone, the stratigraphic equivalent of the Nido Limestone. The field is located in 300 to 350 m of water, approximately 60 km offshore from Palawan Island.

West Linapacan B, located along the same structural trend, was discovered in 1993 with the drilling of West Linapacan B1-X but was never developed. Test results confirmed reservoir productivity, and available data suggest the well did not reach the oil-water contact, indicating that additional hydrocarbon accumulations may extend beyond the currently defined structural limits.

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

In September 2021, the Consortium initiated a technical study on the West Linapacan B Field, including geologic data review, well log digitization, reservoir modeling, and resource estimation. Phase 1, completed in November 2021, indicated that a stand-alone development for West Linapacan B was not economically viable. Phase 2 explored a joint development of the West Linapacan A and B Fields, concluding that feasibility depended on recoverable reserves, development costs, production rates, and oil prices.

On December 20, 2024, Philodrill submitted the WP&B for 2025 to the DOE. The firm program includes the preparation of a plan and design study for a new well, West Linapacan A-7, as well as a POD for the West Linapacan A Field. On July 4, 2025, the Consortium commissioned Three60 Energy, the current Operations and Maintenance (“O&M”) contractor for the Galoc Field, to prepare the POD, which is expected to be completed by early November 2025.

On November 17, 2025, the Consortium submitted a Letter of Intent to apply for a DP PSC covering SC 14C-2, which expired on December 17, 2025, along with additional open acreages. The new DP PSC  will provide a fresh evaluation window to assess West Linapacan B, Linapacan B in the former SC 74 block, and other adjacent structures for potential cluster development. The block qualifies for a DP PSC based on the declared reserves in the West Linapacan A Field. The JV members are currently preparing the documents to be submitted to the DOE.

SC 86 Octon (former SC 6A)

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

SC 6A had an original term set to expire on February 28, 2024, leaving the Consortium with limited time to drill an exploratory well and to develop a field in case of a discovery. In view of this, the Consortium decided to surrender the contract effective March 31, 2021, and subsequently re-apply for a new contract under the Philippine Conventional Energy Contracting Program (“PCECP”) through area nomination. The surrender of the SC was approved by the DOE on September 5, 2022.

On March 17, 2023, Philodrill submitted the SC application to the DOE. It has an area of 1,320 sq. km, which includes the former SC 6A and additional areas relinquished from the adjacent SC 74 in 2022. This area has been termed Nominated Area No. 10 by the DOE.

On May 15, 2023, the DOE, in its preliminary review, confirmed the completeness of the technical, legal, and financial documents submitted by the JV in support of the SC application.

The new Service Contract (No. 86) was awarded on September 30, 2025. The first sub-phase will focus on further subsurface work in addition to the G&G studies conducted by the former SC 6A JV. These activities aim to establish a final well design and location for the Malajon Prospect and to appraise the Octon Discovery.

FEPC has a participating interest of 6.8439% in the new SC.

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

Nido had initially identified a drillship to drill the Cadlao-4 well, although it still requires equipment modifications. However, due to safety concerns about using a drillship at a water depth of 93.7 m, a jack-up rig is now being considered for both drilling and the EWT. Nido is currently reviewing the contract for the jack-up rig.

On January 5, 2024, the Consortium sent to DOE its letter of intent to apply for a DP PSC before the end of SC 6B’s production term. On January 26, 2024, Nido submitted the application documents over the former SC 6B block and additional open areas. These documents include a copy of the POD for the Cadlao Field. The new SC will replace SC 6B, which expired on February 28, 2024. The Consortium is now awaiting the government’s final decision on the application.

SC 14A (Nido), SC 14B (Matinloc) & SC 14B-1 (N. Matinloc)

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

For further details regarding FEL, see its 2024 financial statement package at https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2025 is not expected to be available until Q3 of 2026.

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

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.  The advance to FEL was via non-interest bearing loans.  To fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”).  The PXP loan bore interest of LIBOR plus 3.5% and was settled in a shares for debt transaction on July 31, 2025.

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

Our audited financial statements were prepared in accordance with IFRS as issued by the IASB, which are different from US GAAP (refer to the Auditors’ Report dated March 31, 2026).

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars.   Cash held in Canadian dollars  is subject to exchange rate fluctuations between the Canadian dollars and the U.S. dollars.

The following discussion and analysis of financial results should be read in conjunction with our Audited Financial Statements for the year ended December 31, 2025, together with the notes related thereto.  The discussion contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by our management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made.

Fiscal year ended December 31, 2025 versus December 31, 2024

Our accounts show a loss for the twelve months ended December 31, 2025 of $282,798, or $0.00 per share, versus a loss of $244,437 for the same period in 2024.

The higher net loss due to higher professional fees (legal and auditing) incurred during the year.

General and administration expense were $241,376 for the twelve month period ended December 31, 2025 versus $182,241 for the same period in 2024.  Overall expenses were higher than those experienced in the previous year.  Higher professional fees accounted for the difference.  Legal and audit related fees were $112,794 for the twelve month period ended December 31, 2025 versus $54,310 for the same period in the previous year as we engaged professional advice for an in depth review of our strategic options going forward in 2025.  Office and miscellaneous costs were $20,486 for the twelve month period ended December 31, 2025 versus $19,219 for the same period in the previous year.  The difference was not material. Consulting fees for the twelve months ended December 31, 2025 were $86,106 versus $86,397 for the previous year.  The difference was not material. Listing and filing fees were$18,590 for the twelve month period ended December 31 , 2025 versus $19,929 for the same period in the previous year.  The difference was due to higher filing costs in 2024.  For the year ended December 31, 2025, foreign exchange loss was $2,535 versus a loss of $1,500 for the same period in the previous year. Interest expense for the year ended December 31, 2025 was $41,422 versus $62,196 for the same period in the previous year.  The difference was due to the settlement in shares of the PXP Loan on July 31, 2025 resulting in lower interest expense.  Comprehensive loss for the twelve months ended December 31, 2025 was $2,325,671 versus an income of $6,106,163 for the twelve month period ended December 31, 2024.  The difference was a result of the change in fair value of our investment in FEL.

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

Balance Sheet

Our current assets were $23,776 at December 31, 2025 versus $14,245 for the year ended December 31, 2024. The difference is a result of the higher cash.  Our investment in Forum Energy was reflected at a carrying value of $6,242,423 in the financial statements as at December 31, 2025 (2023 - $8,568,094).  The decrease was due to the change in fair value of our investment in FEL in 2025.  Our assets reflect our investment in Forum Energy on a fair value basis.

Liquidity and Capital Resources

Our working capital deficit at December 31, 2025 was $50,794 versus $922,999 at December 31, 2024 and shareholders’ equity was $6,191,629 at December 31, 2025 (2024 - $7,645,095).  On December 31, 2025, our cash balance was $14,864 which was higher than on December 31, 2024.  On December 31, 2025 our short-term loans payable was $40,248 versus $895,637 on December 31, 2024.  In addition, our trade and accrued payables balance on December 31, 2025 was $34,322 versus $41,607 on December 31, 2024. These differences mainly accounted for the changes in working capital.

Cash used in operating activities for the year ended December 31, 2025 was $249,084 versus $156,936 for the same period in 2024 mainly as a result of the differences described in the results of operations above.

Cash provided by financing activities was $258,192 for the year ended December 31, 2025 versus $155,286 for the year ended December 31, 2024.  The difference was due to a higher amount of loans received from PXP in 2025.

Cash used in investing activities was $Nil for the year ended December 31, 2025 and 2024 versus $204,000 for the year ended December 31, 2023. In 2023, we advanced an additional $204,000 to FEL as part of a financing undertaken by FEL.

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

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) August 31, 2025, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $260,950 for working capital from PXP during the year ended December 31, 2025 (2024 - $155,286; 2023 - $356,500 under the same terms and conditions as the PXP Loan.  As at December 31, 2025, the outstanding PXP Loan balance was $40,238 (2024 - $895,637), which included accrued interest of $248 (2024 - $105,431; 2023 - $42,235).  Total interest expense amounted to $41,422 for the year ended December 31, 2025 (2024 – 62,196; 2023 – 32,593).  On July 31, 2025, the Company issued 131,563,725 in settlement of the PXP Loan outstanding on that date comprised of $1,011,156 principal and $146,605 in interest for a total of $1,157,761.

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

We anticipate that we will require additional funds for working capital in 2026 and we are evaluating options in order to raise the additional funds.  If we are unable to raise additional funds, there is significant doubt that we will be able to continue as a going concern.  Currently, PXP has agreed to fund our operations for the foreseeable future, under the same terms and conditions as the PXP Loan, $1,157,761 of which was settled by way of issuance of 131,563,725 of out shares on July 31, 2025.

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

Contractual Obligations

None

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

We have prepared our consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB. IFRS Accounting Standards represents standards and interpretations approved by the IASB. International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards and interpretations effective as of December 31, 2025.

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

Recent Accounting Related Pronouncements

The Company has prepared its financial statements in accordance with IFRS Accounting Standards as issued by the IASB. IFRS Accounting Standards represents standards and interpretations approved by the IASB. IAS’s, and interpretations issued by the IFRIC’s SIC’s. The financial statements have been prepared in accordance with IFRS Accounting Standards and interpretations effective as of December 31, 2025.

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

Name	Age	Position/Area of Experience/Function
Paul Wallace (1)(2)(3)	75	Director since November 2012, President and CEO from August 2015 to October 2020, and CFO from June 2015 to October 2020.
Claro Ramirez (1)(3)	65	Director since October 2011
Daniel Carlos (1)(2)	62	Director, President and CEO since October 2020
Mark Rilles	42	Chief Financial Officer since October 2020

(1)	Member of Audit Committee in 2025

(2)	Member of Compensation Committee in 2025

(3)	Member of the Corporate Governance Committee

Information About our Directors and Officers

Mr. Daniel Carlos, Director, President, Chief Executive Officer

Mr. Carlos is currently the President and a Director of PXP, the Company’s majority shareholder. He obtained his Bachelor of Science (B.Sc.) degree in Geology from the University of the Philippines (1984) and holds a Master of Science (M.Sc.) degree in Petroleum Geosciences from the Norwegian University of Science and Technology or NTNU in 2002. He also has a Diploma in Petroleum Exploration and Reservoir Evaluation from the University of Trondheim, now NTNU, in 1988. In February 2007, he joined Forum Energy Philippines Corporation as Vice President for Exploration and was appointed President since July 2013 to present. He was appointed President of PXP Energy Corporation in August 2015. He is also the Resident Agent in the Philippines of Forum (GSEC 101) Limited, which operates Service Contract (SC) 72 or Recto Bank. He is also the President of Forum Energy Philippines Corporation, a subsidiary with non-operated holdings in four blocks in the Northwest Palawan Basin, and Forum Exploration, Inc., which operates SC 40 or North Cebu Block. He is a licensed Filipino Geologist (PRC No. 1027) and placed third in the 1985 Geologist Licensure Examinations.

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

None of our executive officers or directors received other compensation in excess of the lesser of $25,000 or 10% of such Executive Officer's or Director’s cash compensation as reported in the compensation table below and all Executive Officers and directors as a group did not receive other compensation which exceeded $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table below.

No funds were set aside or accrued by us during the year ending December 31, 2024 to provide pension, retirement or similar benefits for our directors or Executive Officers.  Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or Executive Officers.

The following tables detail the compensation paid during fiscal year ended December 31, 2025 and 2024 to our directors and members of our administrative, supervisory or management bodies:

Director/Executive Officer Compensation

Director Compensation for Fiscal Year ended December 31, 2025

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

Options to Purchase Our Securities.

Options to purchase securities from us are granted to directors, officers and employees on terms and conditions acceptable to the relevant regulatory authorities.  We adopted a formal stock option plan on June 19, 2000.  There were no stock options outstanding on December 31, 2025 and none were issued or exercised in 2025 or 2023.

C.  Board Practices

We have an Audit Committee, a Compensation Committee, and a Corporate Governance Committee.  No committee members receive additional compensation for serving on a committee and all committee members serve for a one year term.  All board members are elected at our Annual General Meeting to serve for one year or until their successor is appointed.

Audit Committee. The Audit Committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control.  Members of the Audit Committee in 2025 were Daniel Carlos, Claro Ramirez, and Paul Wallace.   New members of our Audit Committee for 2026 will be appointed following our Annual and General Meeting of Shareholders.

Compensation Committee. The Compensation Committee reviews and makes recommendations to our Board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future.  Members of the Compensation Committee in 2025 were Paul Wallace and Daniel Carlos.  Members of our Compensation Committee for 2026 will be appointed following our Annual and General Meeting of Shareholders.

Corporate Governance Committee. The Corporate Governance Committee meets with and discusses current disclosure issuances with our management personnel, directors, and with both our Canadian and United States counsel, to report to our Board any matters which should be the subject of either public disclosure or remedial action and to assist our Board in establishing reporting and disclosure procedures to ensure that we are in compliance with our disclosure and compliance obligations under applicable laws, rules and obligations.  Members of our Corporate Governance Committee in 2025 were Claro Ramirez and Paul Wallace.  Members of our Corporate Governance Committee for 2026 will be appointed following our Annual and General Meeting of Shareholders,

D. Employees

As of December 31, 2025, we had no employees.

E.  Share Ownership

The following table lists as of March 4, 2026, the share ownership of our directors and executive officers.

The following table sets forth certain information as of March 4, 2026 regarding the ownership of our common stock by (i) each of our directors, (ii) each of our named executive officers, and (iii) all of our directors and executive officers as a group.  Except as otherwise indicated, the address of each person identified below is c/o FEC Resources Inc, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5.  We believe that ownership of the shares by the persons identified below is both of record and beneficial and that such persons have sole voting and investment power with respect to the shares indicated.  Percentage of class in the following table is calculated individually based on the following formula: (shares directly or indirectly controlled + shares issuable on the exercise or conversion of various securities) / (total shares outstanding + shares issuable on the exercise or conversion of various warrant, debentures and options by the director or officer).  The total shares outstanding on March 4, 2026 was 992,646,096.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, U.S. residents, and residents of other countries.  We are controlled by PXP due to the fact that, as indicated in the table below, it directly owns 81.25% of our outstanding voting securities and thus controls the outcome of all matters decided stockholder votes. The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of our voting securities as of March 4, 2026, according to the information available to us.

Name	Number of Shares Owned	Percent of Class
PXP Energy Corporation *	806,563,711	81.25
Asian Coast International	62,740,000	6.32

* Prior to July 31, 2025, PXP owned 674,999,986 common shares and on July 31, 2025 received an additional 131,563,725 commons shares for settlement of the PXP Loan outstanding on that date. No other changes in the ownership of our shares by PXP has occurred during the past three (3) years prior to that.

There are no arrangements, known to us, the effect of which may at a subsequent date result in a change in our control other than as noted in Item 5 Operating and Financial Review and Prospects.

As at March 4, 2026, management is not aware of any person holding a greater than 5% registered interest in any class of our voting securities other than as set forth above.  The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On March 3, 2026, the shareholders’ list showed 592 registered shareholders and 992,646,096 shares outstanding.  The number of shares held by U.S. residents was 48,759,820 representing 4.91% of the total issued and outstanding shares.  The total number of U.S. resident registered shareholders was 523.

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

During the year ended December 31, 2025, general and administrative expenses included key management personnel compensation totaling $48,000 (2024: $48,000; 2023: 48,000).

On March 10, 2022, we announced that we agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”).

The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of: (a) August 31, 2025, (b) any equity issuance by us, (c) any sale of FEL shares by us, or (d) any third party borrowing by us.  We also received an additional $260,950 for working capital from PXP during the year ended December 31, 2025 (2024 - $155,286; 2023 - $356,500 under the same terms and conditions as the PXP Loan.  As at December 31, 2025, the outstanding PXP Loan balance was $40,238 (2024 - $895,637), which included accrued interest of $248 (2024 - $105,431; 2023 - $42,235).  Total interest expense amounted to $41,422 for the year ended December 31, 2025 (2024 – 62,196; 2023 – 32,593).  On July 31, 2025, the Company issued 131,563,725 in settlement of the PXP Loan outstanding on that date comprised of $1,011,156 principal and $146,605 in interest for a total of $1,157,761.

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

As of December 31, 2025, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls over financial reporting were not effective and that there were material weaknesses in our internal controls over financial reporting. The material weaknesses were an inability to detect the inappropriate application of IFRS Accounting Standard guidance, as more fully described below, as the result of deficiencies that existed in the design or operation of our internal control over financial reporting.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) limited number of staff, not allowing for complete segregation of incompatible duties; and (2) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of IFRS and SEC disclosure requirements. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2025, and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2025, and subsequently there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting or that would require corrective action.

ITEM 16 .  (RESERVED)

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Audit Committee is responsible for reviewing our financial reporting procedures, internal controls, and the performance of our auditors.  The Audit Committee is also responsible for reviewing all disclosure with respect to financial matters prior to filing or release and quarterly and annual Financial Statements prior to their approval by the full Board.  Members of the Audit Committee in 2025 were Daniel Carlos, Claro Ramirez, and Paul Wallace.  New members of our Audit Committee for 2026 will be appointed following our Annual and General Meeting of Shareholders.

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

ITEM 16 C.  ACCOUNTANTS FEES AND SERVICES

Audit Fees

For the audit of the annual financial statements for the year ended December 31, 2025, an amount of $25,000 was accrued as a best estimate of fees to be billed by our external auditors Dale Matheson Carr-Hill Labonte LLP (“DMCL”).   For the audit of the annual financial statements for the year ended December 31, 2024, an amount of Canadian $35,300 was billed by our external auditors DMCL.

Audit Related Fees

There were no audit related fees for the  year ended December 31, 2025 or December 31, 2024.

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

Financial Statements:

FEC RESOURCES INC.

Financial Statements

As of December 31, 2025 and 2024

and for each of the years in the three year period ended

December 31, 2025

(Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of FEC Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of FEC Resources Inc. (the "Company") as of December 31, 2025 and 2024, the related statements of comprehensive loss, changes in equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2, the Company has disclosed certain conditions that raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

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

As at December 31, 2025, the Company’s parent company, which also controls the investee company, derives substantially all of its shareholder value from its investment in Forum Energy Limited. The Company determined the fair value of the its investment in Forum Energy Limited as at December 31, 2025 based on the fair value of the common shares of its parent company.

We identified this fair value measurement as a critical audit matter because auditor judgment is required to evaluate whether the inputs used are appropriate and the most reliable indicator of fair value.

Our audit procedures relating to this fair value measurement included the following, among others:

	•	Evaluated the reasonability of the judgement that substantially all of the fair value of the Company’s parent is attributed to its investments in Forum Energy Limited; and

	•	With the assistance of a valuation specialist:
		o	Verified the share prices used in the calculation to determine fair value of the investments;

		o	Assessed the appropriateness of the valuation method used;

		o	Assessed the reasonableness of the assumptions applied; and

		o	Tested the mathematical accuracy of the calculations.

DMCL LLP

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2017

Vancouver, Canada

March 31, 2026

FEC RESOURCES INC.

Statements of Financial Position

Expressed in United States Dollars

	December 31, 2025	December 31, 2024
ASSETS

Current assets
Cash (Note 6)	$14,864	$5,756
Prepaid expenses	8,912	8,489
	23,776	14,245
Non-current assets
Investment in Forum Energy Limited (Note 7)	6,242,423	8,568,094
	$6,266,199	$8,582,339

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade and accrued payables	$34,322	$41,607
Short term loan (Note 9)	40,248	895,637
	74,570	937,244

Shareholders’ Equity
Share capital (Note 8)	18,775,628	17,620,625
Contributed surplus (Note 8)	3,058,063	3,058,063
Accumulated other comprehensive income (Note 7)	3,780,492	6,106,163
Deficit	(19,422,554)	(19,139,756)
	6,191,629	7,645,095
	$6,266,199	$8,582,339

Basis of Presentation and Going Concern (Note 2)

Subsequent Event (Note 14)

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Daniel Carlos”	“Paul Wallace”
Director	Director

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF COMPREHENSIVE LOSS

Expressed in United States Dollars

,

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023

General and administrative expenses
General and administration (Notes 9 and 10)	$241,376	$182,241	$159,202
Operating loss	(241,376)	(182,241)	(159,202)

Interest expense (Note 9)	(41,422)	(62,196)	(32,593)
Net loss for the year	$(282,798)	$(244,437)	$(191,795)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of investment (Note 7)	(2,325,671)	6,106,163	-
Comprehensive income (loss) for the year	$(2,608,469)	$5,861,726	$(195,795)

Loss per common share

- Basic and diluted	$(0.00)	$(0.00)	$(0.00)

Weighted average number of shares outstanding, basic and diluted	916,231,001	861,082,371	861,082,371

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CHANGES IN EQUITY

Expressed in United States Dollars

For the years ended December 31, 2025, 2024 and 2023

	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total

Balance January 1, 2025	$17,620,625	$3,058,063	$6,106,163	$(19,139,756)	$7,645,095
Total comprehensive loss for the year	-	-	-	(282,798)	(282,798)
Issued for settlement of PXP Loan, net of costs	1,155,003	-	-	-	1,155,003
Valuation loss on investment	-	-	(2,325,671)	-	(2,325,671)
Balance December 31, 2025	$18,775,628	$3,058,063	$ 3,780,492	$(19,422,554)	$6,191,629

	Share capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total

Balance January 1, 2024	$17,620,625	$3,058,063	$-	$(18,895,319)	$1,783,369
Total comprehensive loss for the year	-	-	-	(244,437)	(244,437)
Valuation gain on investment	-	-	6,106,163	-	6,106,163
Balance December 31, 2024	$17,620,625	$3,058,063	$6,106,163	$(19,139,756)	$7,645,095

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2023	$17,620,625	$3,058,063	$(18,703,524)	$1,975,164
Total comprehensive loss for the year	-	-	(191,795)	(191,795)
Balance December 31, 2023	$17,620,625	$3,058,063	$(18,895,319)	$1,783,369

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

STATEMENTS OF CASH FLOWS

Expressed in United States Dollars

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31,2023
Cash used in:
OPERATING ACTIVITIES
Net loss for the year	$(282,798)	$(244,437)	$(191,975)

Non-cash items included in net loss
Accrued interest expense	41,422	62,196	32,593

Changes in working capital related to operating activities

Prepaid expenses	(423)	747	(647)
Trade and accrued payables	(7,285)	24,558	1,687
Net cash used in operating activities	(249,084)	(156,936)	(158,162)

FINANCING ACTIVITY
Loan from PXP Energy Corporation	260,950	155,286	356,500
Share issuance costs PXP Loan settlement	(2,758)	-	-
Net cash provided by financing activity	258,192	155,286	356,500

INVESTING ACTIVITY
Loan to Forum Energy Limited	-	-	(204,000)
Net cash provided by (used in) investing activity	-	-	(204,000)

Net decrease in cash	9,108	(1,650)	(5,662)
Cash – beginning of the year	5,756	7,406	13,068
Cash – end of the year	$14,864	$5,756	$7,406

Supplementary Cash Flow Information

Non-cash transactions in investing and financing activities:
Shares issues to for settlement of PXP Loan	$1,157,761	$-	$-

The accompanying notes form an integral part of these financial statements

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

(Expressed in United States Dollars)

Note 1 Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is a holding Company with an interest in Forum Energy Limited (“FEL”).  The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At December 31, 2025, the Company has a 6.8% interest in FEL. (Note 7).

The principal address of the Company is Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2B5. The Company’s ultimate parent company is PXP Energy Corporation (“PXP”) with a registered office at 2/F LaunchPad, Reliance corner Sheridan Streets, Mandaluyong City 1550, Metro Manila, Philippines.

Note 2 Basis of Preparation and Going Concern

a) Statement of Compliance

These financial statements of the Company have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on March 31, 2026.

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

c) Nature of Operations and Going Concern

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations. In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest. The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic, political and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk. The Company has an accumulated deficit since inception of $19,422,554.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

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

These financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. As at December 31, 2025, the Company’s management believes it does not have sufficient cash to fund the ongoing operations for the next 12 months. The continuation of the Company is dependent upon its ability to raise funds via dispositions of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders, or obtain loans from PXP. Also, the Company may issue new shares to PXP and/or other third parties. There is no assurance that the Company will be able to obtain adequate financing in the future or that such dispositions will be on terms advantageous to the Company. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Such adjustments could be material.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

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

December 31, 2025

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

There were no dilutive instruments (consisting of shares issuable on the exercise of options and warrants) outstanding during the years ended December 31, 2025, December 31, 2024 and December 31, 2023. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

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

December 31, 2025

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

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method. Interest income is recognized in Other (Expense) Income, net in the statements of comprehensive loss.

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

December 31, 2025

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

December 31, 2025

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

December 31, 2025

(Expressed in United States Dollars)

Note 4 Standards, Amendments and Interpretations

The Company has prepared its financial statements in accordance with IFRS Accounting Standards as issued by the IASB. The financial statements have been prepared in accordance with IFRS Accounting Standards and interpretations effective as of December 31, 2025.

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

December 31, 2025

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

Note 7 Investment in Forum Energy Limited (”FEL”)

i) Investment in FEL

The investment in FEL is summarized as follows:

	Number of shares held	Amount
Balance December 31, 2023	8,206,638	$2,461,931
Change in fair value	-	6,106,163
Balance December 31, 2024	8,206,638	$8,568,094
Change in fair value	-	(2,325,671)
Balance December 31, 2025	8,206,638	$6,242,423

As at December 31, 2025, the Company’s interest in FEL was 6.80% (2024 – 6.80%).

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

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

On October 11, 2022, the DOE granted PXP and FEL the following: (i) the Declaration of Force Majeure for SC 72 from April 6, 2022 until such time as the same is lifted by the DOE, (ii) the inclusion of total expenses incurred as a result of the DOE directive to suspend activities as part of the approved recoverable costs, subject to DOE audit, and (iii) in addition to the period in item (i) above, PXP and FEL will be entitled to an extension of the exploration period under SC 72 corresponding to the number of days that the contractors actually spent in preparation for the activities that were suspended by the DOE’s suspension order on April 6, 2022.

On March 20, 2023, the DOE further affirmed that the entire period from October 14, 2020 (when the Force Majeure was lifted) to April 6, 2022 (when the same was re-imposed) will be credited back to SC 72. Thus, once the Force Majeure is lifted, Forum (GSEC 101) Limited (“FGL”) will have 20 months to drill the two commitment wells, equivalent to the remaining term of SP 2 of SC 72 before October 14, 2020. Their have been no changes in status as of December 31, 2025.

Determination of fair value

The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices.

The Company has classified its investment in FEL as Level 2 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of $6,242,423 (2024 - $8,568,094) to be indicative of the fair value of the investment in FEL. On May 13, 2024, PXP disclosed that it was undertaking a share swap with Tidemark Holdings Limited (“Tidemark”) whereby PXP would exchange PXP shares for all FEL shares held by Tidemark at a value of US$1.17 per share (430,243,903 PXP shares at PHP3.62). This imputed a value of $9,601,766 on the transaction date. The Company re-calculated the volume weighted average price of the PXP shares as at December 31, 2025 resulting in a fair value of $6,242,423.

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

(Expressed in United States Dollars)

i) Investment in FEL (continued)

the transaction date. The fair value of the investment is consistent with the re-calculated implied value based on the May 10, 2024 share swap between PXP and Tidemark, which is a Level 2 input. The share swap transaction closed on March 20, 2025.

Note 8 Share Capital

a) Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance December 31, 2023, and 2024	861,082,371	$17,620,625
Issued for PXP Loan, net of costs (i)	131,563,725	1,155,003
Balance December 31, 2025	992,646,096	$18,775,628

(i) On July 31, 2025, the Company issued 131,563,725 in settlement of the PXP Loan comprised of $1,011,156 principal and $146,605 in interest for a total of $1,157,761 less share issuance costs of $2,758.

No preferred shares have been issued.

b) Nature and Purpose of Equity and Reserves

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Deficit is used to record the Company’s change in deficit from income and losses from period to period.

c) Share based payments:

The Company has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. The options vest immediately. There were no stock options outstanding on December 31, 2025 or December 31, 2024, and none were issued between January 1, 2023 and December 31, 2025.

Note 9 Related Party Transactions and Balances

The Company considers its officers (CEO and CFO) and directors to be key management. Key management are those persons having authority and responsibility for planning, directing, and controlling activities, directly or indirectly, of the Company.

(i) During the year ended December 31, 2024, general and administrative expenses included key management personnel compensation totaling $48,000 (2024: $48,000; 2023: 48,000).

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

(Expressed in United States Dollars)

Note 9 Related Party Transactions and Balances (continued)

(ii) On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL. The advance to FEL was via non-interest bearing loans. In order to be able to fund the cash call, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal is repayable on the earlier of a) August 31, 2025 or b) any equity issuance by FEC, or c) any sale of FEL shares by FEC, or d) any third party borrowing by FEC. The Company also received an additional $260,950 for working capital from PXP during the year ended December 31, 2025 (2024 - $155,286; 2023 - $356,500) under the same terms and conditions as the PXP Loan. As at December 31, 2025, the outstanding PXP Loan balance was $40,248 (2024 - $895,637) which included accrued interest of $248 (2024 - $105,431). As at December 31, 2025, the outstanding PXP Loan balance is due on demand. Total interest expense amounted to $41,422 for the year ended December 31, 2025 (2024 – $62,196; 2023 – $32,593). The PXP Loan balance was reduced by $200 as a result of the assumption by PXP of the balance of the advances made to FEL. On July 31, 2025, the Company issued 131,563,725 in settlement of the PXP Loan outstanding on that date comprised of $1,011,156 principal and $146,605 in interest for a total of $1,157,761.

Note 10 General and administrative expenses

	December 31, 2025	December 31, 2024	December 31, 2023
Professional fees	$112,794	$54,310	$23,841
Bank charges	865	886	666
Listing and filing fees	18,590	19,929	25,183
Office and miscellaneous	20,486	19,219	22,572
Consulting (Note 9)	86,106	86,397	86,749
Foreign exchange	2,535	1,500	191
	$241,376	$182,241	$159,202

Note 11 Income Taxes

Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Loss before income taxes	$(282,798)	$(244,437)	$(191,795)
Tax expense (recovery) based on statutory rate of 27.0%	(75,000)	(66,000)	(52,000)
Permanent differences and other	(478,000)	824,000	(84,000)
	(553,000)	758,000	(136,000)
Changes in unrecognized deferred tax assets	553,000	(758,000)	136,000
Total income tax (recovery)	$-	$-	$-

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

(Expressed in United States Dollars)

Note 11 Income Taxes (continued)

The nature and tax effect of the temporary differences giving rise to the deferred tax assets and liabilities at December 31, 2025 and 2024 are summarized as follows:

	December 31, 2025	December 31, 2024
Unrecognized deferred income tax assets:
Allowable capital losses	$468,000	$468,000
Non-capital losses	2,021,000	1,945,000
Investments	939,000	625,000
Exploration & development	163,000	-
Unrecognized deferred tax assets	(3,591,000)	(3,038,000)
	$-	$-

As at December 31, 2025, the Company had estimated non-capital losses for Canadian tax purposes of $7,486,000 that expire between 2028 to 2045 which may be carried forward to offset future years’ taxable income.

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

December 31, 2025

(Expressed in United States Dollars)

Note 12 Financial Instruments and Risk Management(continued)

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at December 31, 2025, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2025, the Company held $9,167 of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b) Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositor’s insurance available in each respective account. Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit of $14,864 (2024: $5,756).

c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEL should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At December 31, 2025, the Company’s trade and accrued payables were $34,322 and loans from PXP were $40,248, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of trade and accrued payables and loans from PXP approximate their fair values due to the relatively short periods to maturity of the instruments.

Liquidity risk is assessed as high.

F- 22

FEC RESOURCES INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2025

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

As at December 31, 2025 the Company had no externally imposed capital requirements nor were there any changes in the Company’s approach to capital management during the year.

Note 14 Subsequent Events

Subsequent to year end, the Company received an additional $38,000 for working capital under the PXP Loan.

F- 23

FEC RESOURCES INC. (the “Company”)

MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

(all funds in US dollars unless otherwise stated)

THE FOLLOWING MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”) IS PROVIDED AS OF MARCH 31, 2026, AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED FINANCIAL STATEMENTS AND NOTES FOR THE YEAR ENDED DECEMBER 31, 2025.  THOSE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”).

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to raise new money by way of loans or the issuance of new shares to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein. The Company has assumed that it will not be incurring significant expenses in the short term other than normal operating expenses which the Company’s parent, PXP Energy Corporation (“PXP”), has indicated that it will fund for the foreseeable future. The reader is also cautioned that should Forum Energy Limited (“FEL”) find it necessary to raise capital to fund its current and future business, the Company’s interest in FEL may be diluted because the Company may not have the resources to participate if provided the opportunity to do so.  The reader is also cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect.The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.

Overall Performance

Forum Energy Limited (“FEL”)

As at December 31, 2025, the Company held 8,206,638 shares (8,206,638 shares at December 31, 2024), representing a 6.80% interest of the capital of FEL, a private company, which has participating interests in six (6) oil and gas blocks in the Philippines through various subsidiaries.  FEL’s subsidiaries are Forum Energy Philippines Corporation (“FEPC”), Forum (GSEC 101) Limited (“FGL”), and ForumPH SC72 Holdings, Inc. (“ForumPH”).  FEL and the Company are both ultimately under the control of PXP and, therefore, are affiliates.

The following information related to PXP or FEL has been provided to us by PXP or FEL, as we do not have direct knowledge of such information.

PXP holds a 99.35% controlling interest in FEL, with 92.55% held directly and 6.80% held indirectly through its 81.25% shareholding of the Company.  FEL is a company incorporated under the laws of England and Wales with focus on the Philippines and has: (a) a 70% operating interest in Service Contract (“SC”) 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through FGL; (b) minority interests in four blocks in offshore Northwest Palawan, including a 4.69% interest in the producing Galoc Field, held through FEPC; and (c) a 100% operating interest in SC 40 North Cebu held through FEPC’s 66.67%-held subsidiary, Forum Exploration Inc. (“FEI”).

A summary of FEL’s interests are as follows:

SC Block	% interest	Currently Producing
SC 72 Recto Bank	70%	No
SC 40 North Cebu	66.67%	No
SC 86 Octon (former SC 6A)(1)	6.84%	No
SC 88 Galoc (former SC 14C-1)(2)	4.69%	Yes
Cadlao New SC (former SC 6B Bonita)(3)	2.45%	No
West Linapacan New SC (former SC 14C-2)(4)	9.10%	No
SC 14A Nido(5)	8.47%	No
SC 14B Matinloc(5)	12.41%	No
SC 14B-1 North Matinloc(5)	19.46%	No
SC 14D Retention Area(5)	8.16%	No
SC 14 Tara(5)	10%	No

(1) SC 6A was surrendered to the DOE on March 31, 2021, which was approved on September 5, 2022. The area was nominated for a new Service Contract on March 17, 2023. The government awarded the new SC (No. 86) on September 30, 2025.

(2) SC 14C-1 expired on December 17, 2025 after reaching the maximum 50-year term. Prior to its expiry, the Joint Venture applied for a Development and Production Petroleum Service Contract (“DP PSC”) to enable production operations in the Galoc Field to continue. The government awarded the new contract (No. 88) on December 18, 2025.

(3) The 50-year term of SC 6B expired on February 28, 2024. Prior to its expiry, the Joint Venture applied for a new Service Contract on January 26, 2024. The application is currently awaiting final approval from the Office of the President.

(4) SC 14C-2 expired on December 17, 2025 after reaching the maximum 50-year term. Prior to its expiry, the Joint Venture submitted a Letter of Intent to apply for a DP PSC to evaluate additional prospects within the block and reassess redevelopment options for the West Linapacan A Field. The JV members are currently preparing the documents to be submitted to the DOE.

(5) A Notice to Surrender of the blocks were issued by Operators Philodrill and AC Energy (for Tara) on February 16, 2021.  This was approved by the DOE on May 18, 2022.

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

On May 27, 2022, FGL, on behalf of the SC 72 Joint Venture, and Nido Petroleum Philippines Pty Ltd (“Nido”), Operator of SC 54 and SC 6B, signed a Term Sheet in which Nido agreed to purchase most of the SC 72 LLIs, such as wellheads, casings and accessories, conductor, drill bits, etc., for $ 2.9 million, to be paid in installments within a twelve (12)-month period. A Sale and Purchase Agreement (“SPA”) with Nido was executed on June 10, 2022 to formalize the transaction.

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

On November 21, 2025, the DOE approved the WP&B for 2026, with only License Administration costs and SC payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

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

An independent technical evaluation involving a review of available data, project risk assessment, and project economics of the Maya and Dalingding Prospects started in the first quarter of 2023. The results indicate that deterministic and probabilistic volumetric estimates for the Dalingding Prospect show mean resources of 10 billion cubic feet (“BCF”) for a Gas Case and 3.5 million barrels (”MMBO”) for an Oil Case. The study was completed in March 2024.

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

The evaluation of the MT data was completed in April 2025. The results successfully mapped the presence of a reef boundary, presumably the Barili Limestone, identified through sharp resistivity contrasts with surrounding formations. However, the interpreted reef depth and thickness of the overlying seal vary, possibly due to data interpolation effects, as a significant amount of cultural noise had to be removed during the interpretation process.

A data integration study was carried out by FEI following receipt of the MT report, which was completed in June 2025. The subsurface resistivity data derived from the MT method show that resistivity can vary laterally within a formation, reflecting the differences in its physical properties. When combined with other geophysical methods, MT data can provide a more comprehensive understanding of subsurface geology. The study also concludes that, while seismic remains the primary tool for defining prospect structures, MT-derived resistivity can aid in predicting porosity and fluid type within seismically delineated geologic bodies. By integrating data from multiple geophysical tools and sources, the porosity distribution on the Barili Limestone surface was successfully estimated and mapped.

On March 11, 2026, the DOE approved the WP&B for 2026

SC 88 Galoc (formerly SC 14 C-1)

Block C-1 Galoc covered an area of 164 square kilometers and contains the Galoc Oil Field, which had produced approximately 25.33 MMBO as of December 31, 2025.

Gross production in 2025 averaged 1,093 barrels of oil per day (“BOPD”), down from 1,224 BOPD in 2024, representing a year-on-year decline of 10.7%. This decline is consistent with the field’s natural decline rate observed for the past three to four years.

Three liftings, totaling 414,124 barrels, were delivered during 2025. The first lifting was completed on February 28, 2025, with a cargo size of 157,381 barrels; the second on June 01, 2025, totaling 123,361 barrels; and the third was completed on October 1, 2025, with a cargo of 133,382 barrels. The crude oil was sold to regional refineries at an average realized price of US$69.96 per barrel.

The field's profitability is expected to continue over the next 1-2 years, subject to effective cost management, operational efficiency, high oil prices, and sustained performance of the remaining production wells, Galoc-5 and Galoc-6.

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

SC 14C-1 qualified for the issuance of a DP PSC allowing production operations at Galoc Field beyond the original end of the SC's term on December 17, 2025. Accordingly, the Consortium applied for a DP PSC in March 2025 and submitted the required documentation over the succeeding months. The Government awarded the new contract, SC No. 88, on December 18, 2025, and following the withdrawal of one company from the application, FEPCO’s participating interest increased from 3.2103% under the expired SC 14C-1 to 4.69174%.

SC 14C-2 West Linapacan

Block C-2 covered an area of 176.5 square kilometers and hosts two main oil-bearing structures, West Linapacan A and West Linapacan B, which are structural traps formed by fault-related folding. The West Linapacan A Field was discovered in 1990 and, from 1992 to 1996, produced over 8.5 MMBO from fractured Linapacan Limestone, the stratigraphic equivalent of the Nido Limestone. The field is located in 300 to 350 m of water, approximately 60 km offshore from Palawan Island.

West Linapacan B, located along the same structural trend, was discovered in 1993 with the drilling of West Linapacan B1-X but was never developed. Test results confirmed reservoir productivity, and available data suggest the well did not reach the oil-water contact, indicating that additional hydrocarbon accumulations may extend beyond the currently defined structural limits.

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

In September 2021, the Consortium initiated a technical study on the West Linapacan B Field, including geologic data review, well log digitization, reservoir modeling, and resource estimation. Phase 1, completed in November 2021, indicated that a stand-alone development for West Linapacan B was not economically viable. Phase 2 explored a joint development of the West Linapacan A and B Fields, concluding that feasibility depended on recoverable reserves, development costs, production rates, and oil prices.

On December 20, 2024, Philodrill submitted the WP&B for 2025 to the DOE. The firm program includes the preparation of a plan and design study for a new well, West Linapacan A-7, as well as a POD for the West Linapacan A Field. On July 4, 2025, the Consortium commissioned Three60 Energy, the current Operations and Maintenance (“O&M”) contractor for the Galoc Field, to prepare the POD, which is expected to be completed by early November 2025.

On November 17, 2025, the Consortium submitted a Letter of Intent to apply for a DP PSC covering SC 14C-2, which expired on December 17, 2025, along with additional open acreages. The new DP PSC  will provide a fresh evaluation window to assess West Linapacan B, Linapacan B in the former SC 74 block, and other adjacent structures for potential cluster development. The block qualifies for a DP PSC based on the declared reserves in the West Linapacan A Field. The JV members are currently preparing the documents to be submitted to the DOE.

SC 86 Octon (formerly SC 6A)

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

SC 6A had an original term set to expire on February 28, 2024, leaving the Consortium with limited time to drill an exploratory well and to develop a field in case of a discovery. In view of this, the Consortium decided to surrender the contract effective March 31, 2021, and subsequently re-apply for a new contract under the Philippine Conventional Energy Contracting Program (“PCECP”) through area nomination.  The surrender of the SC was approved by the DOE on September 5, 2022.

On March 17, 2023, Philodrill submitted the SC application to the DOE. It has an area of 1,320 sq. km, which includes the former SC 6A and additional areas relinquished from the adjacent SC 74 in 2022. This area has been termed Nominated Area No. 10 by the DOE.

On May 15, 2023, the DOE, in its preliminary review, confirmed the completeness of the technical, legal, and financial documents submitted by the JV in support of the SC application.

The new Service Contract (No. 86) was awarded on September 30, 2025. The first sub-phase will focus on further subsurface work in addition to the G&G studies conducted by the former SC 6A JV. These activities aim to establish a final well design and location for the Malajon Prospect and to appraise the Octon Discovery.

FEPC has a participating interest of 6.8439% in the new SC.

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

Nido had initially identified a drillship to drill the Cadlao-4 well, although it still requires equipment modifications. However, due to safety concerns about using a drillship at a water depth of 93.7 m, a jack-up rig is now being considered for both drilling and the EWT. Nido is currently reviewing the contract for the jack-up rig.

On January 5, 2024, the Consortium sent to DOE its letter of intent to apply for a DP PSC before the end of SC 6B’s production term. On January 26, 2024, Nido submitted the application documents over the former SC 6B block and additional open areas. These documents include a copy of the POD for the Cadlao Field. The new SC will replace SC 6B, which expired on February 28, 2024. The Consortium is now awaiting the government’s final decision on the application.

SC 14A (Nido), SC 14B (Matinloc) & SC 14B-1 (N. Matinloc)

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

For further details regarding FEL, see its 2024 financial statement package at https://find-and-update.company-information.service.gov.uk/company/05411224/filing-history

Please note that FEL is not required to file its financial statement package with Companies House in the UK until September 30 following the end of its fiscal year which is December 31. Accordingly, the FEL financial statement package for 2025 is not expected to be available until Q3 of 2026.

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

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.  The advance to FEL was via non-interest bearing loans.  To fund the $198,620, the Company accepted a loan from PXP for the same amount (“PXP Loan”).  The PXP loan bore interest of LIBOR plus 3.5% and was settled in a shares for debt transaction on July 31, 2025.

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

Selected Annual Financial Information Of The Company

Selected Financial Data

	Year Ended 12/31/25	Year Ended 12/31/24	Year Ended 12/31/23
Revenue	$-	$-	$-
Net loss	$(282,798)	$(244,437)	$(191,795)
Basic and Diluted Loss per share	$(0.00)/(0.00)	$(0.00)/(0.00)	$(0.00)/(0.00)
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	916,231,001	861,082,371	861,082,371
Working Capital (Deficit)	$(50,794)	$(922,999)	$(678,562)
Long-Term Debt	$-	$-	$-
Shareholders’ Equity	$6,191,629	$7,645,095	$1,783,369
Total Assets	$6,266,199	$8,582,339	$2,478,573

Results of Operations

The accounts show a loss for the twelve months ended December 31, 2025 of $282,798, or $0.00 per share, versus a loss of $244,437 for the same period in 2024.

The higher net loss due to higher professional fees (legal and auditing) incurred during the year.

General and administration expense were $241,376 for the twelve month period ended December 31, 2025 versus $182,241 for the same period in 2024.  Overall expenses were higher than those experienced in the previous year.  Higher professional fees accounted for the difference.  Legal and audit related fees were $112,794 for the twelve month period ended December 31, 2025 versus $54,310 for the same period in the previous year as we engaged professional advice for an in depth review of our strategic options going forward in 2025.  Office and miscellaneous costs were $20,486 for the twelve month period ended December 31, 2025 versus $19,219 for the same period in the previous year.  The difference was not material. Consulting fees for the twelve months ended December 31, 2025 were $86,106 versus $86,397 for the previous year.  The difference was not material. Listing and filing fees were$18,590 for the twelve month period ended December 31 , 2025 versus $19,929 for the same period in the previous year.  The difference was due to higher filing costs in 2024.  For the year ended December 31, 2025, foreign exchange loss was $2,535 versus a loss of $1,500 for the same period in the previous year. Interest expense for the year ended December 31, 2025 was $41,422 versus $62,196 for the same period in the previous year.  The difference was due to the settlement in shares of the PXP Loan on July 31, 2025 resulting in lower interest expense.  Comprehensive loss for the twelve months ended December 31, 2025 was $2,325,671 versus an income of $6,106,163 for the twelve month period ended December 31, 2024.  The difference was a result of the change in fair value of our investment in FEL.

Balance Sheet

The Company’s current assets were $23,776 at December 31, 2025 versus $14,245 for the year ended December 31, 2024. The difference is mainly a result of the higher cash balance on December 31, 2025. The Company’s assets reflect the investment in FEL on a fair value basis. The fair value of the investment in FEL is stated at $6,242,423 or $0.76 per share.

The investment in FEL represents an investment in a private company for which there is no active market and for which there are no publicly available quoted market prices. The Company has classified its investment in FEL as Level 2 in the fair value hierarchy.

For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement. In respect of the investment in FEL, management considered the fair value of 6,242,423 (2024 - $8,568,094) to be indicative of the fair value of the investment in FEL. On May 13, 2024, PXP disclosed that it was undertaking a share swap with Tidemark Holdings Limited (“Tidemark”) whereby PXP would exchange PXP shares for all FEL shares held by Tidemark at a value of US$1.17 per share (430,243,903 PXP shares at PHP3.62). This imputed a value of $9,601,766 on the transaction date.  The Company re-calculated the volume weighted average price of the PXP shares as at December 31, 2025 resulting in a 34.99% (2024 - 10.77%) reduction in the fair value from the transaction date. The fair value of the investment is consistent with the re-calculated implied value based on the May 10, 2024 share swap between PXP and Tidemark, which is a Level 2 input.  The share swap transaction closed on March 20, 2025.

There were no transfers between Level 2 and the other levels in the hierarchy during 2025 or 2024.

Summary of Quarterly Results

Selected Financial Data

(in ‘000, except EPS)

	4th Qtr 25	3rd Qtr 25	2nd Qtr 25	1st Qtr 25	4th Qtr 24	3rd Qtr 24	2nd Qtr 24	1st Qtr 24
(Loss)	(53)	(54)	(114)	(62)	(85)	(57)	(57)	(45)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Liquidity

The Company’s working capital deficit at December 31, 2025, was $50,794 versus a working capital deficit of $922,999 at December 31, 2024, and shareholders’ equity was $6,191,629 at December 31, 2025 (December 31, 2024 - $7,645,095).  The change was mainly due to the decrease in the valuation of FEL which is an investment in shares of a private company that are measured at fair value through other comprehensive income offset by the shares for debt conversion of the PXP Loan on July 31, 2025.  As the FEL shares are not traded in an active market, the valuation of this investment is based on management’s consideration of other observable inputs that are available.  For purposes of determining fair value of the investment in FEL, the Company considered valuation techniques described in IFRS 13 – Fair Value Measurement.

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares.  Previously, to the extent necessary, the Company disposed of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of all shareholders, in order to finance its operations.  In the past, the Company issued new shares under a rights offering scheme to raise new capital to fund its operations but more recently has relied on loans from PXP.

Management currently believes that it is in the best interest of all shareholders that management explores the issuance of new shares or debt to fund its future operations.

The Company’s continued operations depend on its ability to raise funds through the disposition of quantities of its shareholdings in FEL to PXP under terms that are consistent with the best interests of shareholders, or through obtaining loans from PXP.  Also, the Company may issue new shares to PXP and/or other third parties.

The Company is not required to directly contribute capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the twelve month period ended December 31, 2025, was $249,084 versus $156,936 for the same period in 2024 mainly as a result of the differences described above.

Cash provided by financing activity was $258,192 for the twelve months ended December 31, 2025, versus $155,286 for the same period in the previous year. The amount was from loans from PXP.

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL in the amount of $198,620.  The advance to FEL was via non-interest bearing loans.  In order to be able to fund the $198,620, the Company received a loan from PXP for the same amount (“PXP Loan”).  The PXP Loan bears interest of LIBOR plus 3.5% and both interest and principal are repayable on the earlier of a) August 31, 2025, or b) any equity issuance by FEC, or c) any sale of FEL shares by FEC, or d) any third party borrowing by FEC.   PXP advanced an additional $$356,500, $155,286, and  $260,950 for the years ended December 31, 2023, 2024, and 2025 to the Company for working capital under the same terms and conditions as the PXP Loan.  As at December 31, 2025, the outstanding PXP Loan balance was $40,248 (December 31, 2024 - $895,637). Total interest expense for the year amounted to $41,422 (2024 - $62,196).

On July 31, 2025, PXP agreed to convert the PXP Loan amounting to $1,011,155.58 plus accrued interest to July 31, 2025 of $146,604.90 into shares of the Company at $0.0088 per Company share.  A total of 131,563,725 common shares of the Company were issued to settle $1,157,760.78 in debt.

Fourth Quarter

During the fourth quarter there were no significant events.  Other than additional legal and audit related costs for the in depth review of the Company’s strategic options, the Company incurred only basic operating costs.  The Company does not experience seasonal fluctuations in its business and there were no dispositions of any business segments.

Capital Resources

Since the Company has no revenue, it will need to continue to raise funds through either debt, equity, or the sale of assets in order to continue its operations or participate in other projects.  The Company currently has no plans to sell any more of its FEL shares and will be reliant on debt or equity issuances for future funding requirements.

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares. Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may have been extremely dilutive, the Company has been accepting loans from PXP in order to sustain operations and to maintain its 6.8% interest in FEL.

From January 1, 2025 to July 31, 2025, short term loans increased by $262,124 as a result of additional working capital advances ($220,950) and accrued interest ($41,174) under the PXP loan.  The short term loans were settled through the issuance of common shares on July 31, 2025.  From August 1, 2025 to December 31, 2025 an additional $40,000 was advanced by PXP under the same terms and conditions and interest accrued to December 31, 2025 was $248.

Off balance sheet Arrangements

There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties

The Company considers its officers (CEO and CFO) and directors to be key management. Key management are those persons having authority and responsibility for planning, directing, and controlling activities, directly or indirectly, of the Company.

During the year ended December 31, 2025, general and administrative expenses included key management personnel compensation totaling $48,000 (2024: $48,000; 2023: 48,000).

Note 9 Related Party Transactions and Balances (continued)

On March 10, 2022, the Company announced that it agreed to fund an additional cash call for pre-drilling costs received from FEL. The advance to FEL was via non-interest bearing loans. In order to be able to fund the cash call, the Company accepted a loan from PXP for the same amount (“PXP Loan”). The PXP loan bears interest of Libor plus 3.5% and both interest and principal is repayable on the earlier of a) August 31, 2025 or b) any equity issuance by FEC, or c) any sale of FEL shares by FEC, or d) any third party borrowing by FEC. The Company also received an additional $260,950 for working capital from PXP during the year ended December 31, 2025 (2024 - $155,286; 2023 - $356,500) under the same terms and conditions as the PXP Loan. As at December 31, 2025, the outstanding PXP Loan balance was $40,428 (2024 - $895,637) which included accrued interest of $428 (2024 - $105,431). Total interest expense amounted to $41,422 for the year ended December 31, 2025 (2024 – $62,196; 2023 – $32,593). The PXP Loan balance was reduced by $200 as a result of the assumption by PXP of the balance of the advances made to FEL. On July 31, 2025, the Company issued 131,563,725 in settlement of the PXP Loan outstanding on that date comprised of $1,011,156 principal and $146,605 in interest for a total of $1,157,761.

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

The determination of the fair value of the Company’s investment in FEL is a significant accounting estimate.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its financial statements in accordance with IFRS Accounting Standards as issued by the IASB. The financial statements have been prepared in accordance with IFRS Accounting Standards and interpretations effective as of December 31, 2025.

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

Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:

-	Market Risk
-	Credit Risk
-	Liquidity Risk
-	Dilution Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout this management discussion and analysis.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note below.

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

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.Further details regarding these policies are set out below.

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at December 31, 2025, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at December 31, 2025, the Company held financial liabilities of $33,742 that are denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account.  Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit of $14,864 (December 31, 2024: $5,756).

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

At this time, the Company has no new business plans and if it continues to act as a holding company of FEL shares, there is a risk it will receive no return from that investment unless alternate sources of funding are found.

The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. As at December 31, 2025, the Company’s trade and accrued payables were $34,322, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of trade and accrued payables and short-term loans approximate their fair values due to the relatively short periods to maturity of the instruments.

Liquidity risk is assessed as high

d)	Dilution risk

As discussed elsewhere in this MD&A, there is a risk of continued dilution of the Company’s interest in FEL should it either need to sell shares of FEL to raise operating funds, or not participate in any future share issuance financings undertaken by FEL.  Currently there are no plans to sell any of the Company’s FEL shares to fund operations.  There is a risk that shareholders may be diluted should the Company need to raise additional operating funds through debt or equity financings.

Other Risk Factors

As a holding company with an interest in FEL, the Company’s business is indirectly subject to risks inherent in oil and gas exploration and development operations.  In addition, there are risks associated with FEL’s stage of operations and the foreign jurisdiction in which it or FEL may operate or invest.  The Company has identified certain risks pertinent to its investment including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.

Since the delisting of FEL from the London Stock Exchange, there is no liquidity via a public market for the FEL shares.  As the Company is wholly reliant on the information disclosed by PXP concerning the business of FEL, the Company may not be able to obtain information necessary to facilitate a wider sales process and may be reliant on significant shareholders of PXP for the disposition of any of its FEL shares. Management has looked at all options including raising funds to operate and participate in future FEL financings by way of debt or equity financings.  Given the current share price of the Company, and given that any external financings may been extremely dilutive, the Company continues to receive loans from PXP in order to continue operations and to maintain its 6.8% interest in FEL. There is no guarantee these loans will continue and the Company does not currently have any way to pay these loans back.

On April 6, 2022, FEL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 11, 2022, as a result of not receiving the necessary clearance, Force Majeure was once again declared on SC 72 casting substantial doubt on the future of SC 72 and the Company’s 6.8 percent interest in FEL.

In June 2022, media outlets reported that the MOU between China and the Philippines on joint exploration of the West Philippine Sea had been terminated although also reporting that both sides were going to continue with discussions on joint exploration.

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

On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to when it was re-imposed (from October 14, 2020 to April 6, 2022) will be credited back to SC 72.  Thus, once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, equivalent to the remaining term of Sub-Phase 2 of SC 72 before October 14, 2020.

On November 21, 2025, the DOE approved the Work Program and Budget (“WP&B”) for 2026 with only License Administration costs and Service Contract payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at December 31, 2025, the Company had no externally imposed capital requirements nor was there any changes in the Company’s approach to capital management during the year.

General and administration

The following tables show the detailed breakdown of the components of general and administration expenditures.

General and administrative expenses

	December 31, 2025	December 31, 2024	December 31, 2023
Professional fees	$112,794	$54,310	$23,841
Bank charges	865	886	666
Listing and filing fees	18,590	19,929	25,183
Office and miscellaneous	20,486	19,219	22,572
Consulting (Note 9)	86,106	86,397	86,749
Foreign exchange	2,535	1,500	191
	$241,376	$182,241	$159,202

Other MD&A Requirements

Disclosure of Outstanding Share Data

As At December 31, 2025

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Number Issued and Outstanding as at Dec. 31, 2025	Number Issued and Outstanding as at December 31, 2024
Common Shares	NPV	Unlimited	992,646,096	861,082,371
Preferred Shares (convertible redeemable voting)	NPV	Unlimited	None	None

(b) Summary of Options and Warrants outstanding as at December 31, 2025.

There were no options outstanding as at December 31, 2025. There were no warrants outstanding as at December 31, 2025.

Additional information on the Company is available at www.sedarplus.ca.

Outlook

On April 6, 2022, FEL as operator under SC 72, received a directive from the DOE to put on hold all exploration activities for SC 72 until such time that the Security, Justice and Peace Coordinating Cluster (“SJPCC”) has issued the necessary clearance to proceed. On April 11, 2022, as a result of not receiving the necessary clearance, Force Majeure was once again declared on SC 72.

In June 2022, media outlets reported that the MOU between China and the Philippines on joint exploration of the West Philippine Sea had been terminated although also reporting that both sides were going to continue with discussions on joint exploration.

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

On March 20, 2023, the DOE further affirmed that the entire period from when the Force Majeure was lifted to when it was re-imposed (from October 14, 2020 to April 6, 2022) will be credited back to SC 72.  Thus, once the Force Majeure is lifted, FGL will have 20 months to drill the two commitment wells, equivalent to the remaining term of Sub-Phase 2 of SC 72 before October 14, 2020.

On January 8, 2025, FEL submitted a Work Program and Budget (“WP&B”) for 2025 to the DOE, with only License Administration costs and SC payments classified as firm budgets. The implementation of the Sub-Phase 2 work commitment comprising the drilling of two wells, will be contingent upon the lifting of the force majeure imposed by the DOE in April 2022.

FEL will continue to coordinate with the Philippine Government on the resumption of activities in SC 72.

For SC 40 North Cebu, FEL will continue evaluating the petroleum potential of the Dalingding Prospect. A possible exploration well is under consideration, either by FEI independently or in partnership with another company.

On FEL’s non-operated blocks, Development and Production Petroleum Service Contract (DP PSC) No. 88 was awarded for the Galoc Block on December 18, 2025, ensuring continued production the Galoc Field, which is expected to remain profitable over the next 1-2 years. The new contract replaced SC 14C-1, which expired on December 17, 2025.

SC 86 (formerly SC 6A Octon) will allow the continued appraisal of the Malajon Area, including the West Malajon Prospect, where geological and geophysical studies aim to mature the prospect to “drill-ready” status and identify a specific well location.

Meanwhile, the DP PSC for Cadlao, which replaces SC 6B that expired in February 2024, will support the planned redevelopment of the Cadlao Oil Field, beginning with the drilling of the Cadlao-4 well and, if successful, the implementation of an extended well test.

For the West Linapacan Block, a new DP PSC is being planned to replace SC 14C-2, which expired on December 17, 2025. On November 17, 2025, the Consortium submitted a Letter of Intent to apply for a DP PSC covering SC 14C-2 along with additional open acreage. This will allow the continued appraisal of the West Linapacan A for potential development, as well as the evaluation of nearby structures, such as West Linapacan B, for possible tie-backs to any future West Linapacan A development. The block qualifies for a DP PSC based on the declared reserves in the West Linapacan A Field.

The Company has limited cash resources and required additional capital to allow it to continue to trade, maintain its 6.8% interest in FEL, or invest in any new projects.

Looking Forward

This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended.  Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated.  The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

ITEM 19.  EXHIBITS

1.1	Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1, File No. 33-81290 (the “Registration”); *

1.2	By-Laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

4.1	Consulting Agreement dated March 1, 2004 between the Company and David Robinson *;

4.2	Consulting Agreement dated March 1, 2004 between the Company and Barry Stansfield *;

4.3	Consulting Agreement dated November 23, 2003 between the Company and Larry Youell *;

4.4	Consulting Agreement dated March 1, 2004 between the Company and David Wilson *

4.5	Consulting Agreement dated March 1, 2004 between the Company and David Thompson*;

4.6	Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

4.7	Share Purchase Agreement dated March 11, 2003, as amended by agreements dated March 21, and April 2, 2003; *

4.8	Amendment dated March 21, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by an agreement dated April 2, 2003; *

4.9	Amendment dated April 2, 2003 to Share Purchase Agreement dated March 11, 2003 as amended by agreement dated March 21, 2003; *

11.	Code of Ethics *;

12.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith);

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

* Previously filed

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FEC Resources Inc.
(Registrant)

Date: May 15, 2026	/s/ Daniel Carlos
President and Chief Executive Officer

